Form 10-K, Exhibit 13
period 1993-12-31
UNION PLANTERS CORP
filed 1994-03-28
CIK 100893

                                     [Logo]

                                     UNION
                                    PLANTERS
                                  CORPORATION
                                      1993
                                     ANNUAL
                                     REPORT

                                    (MAP)

                              FINANCIAL HIGHLIGHTS
                  UNION PLANTERS CORPORATION AND SUBSIDIARIES

- -----------------------------------------------------------------------------------------------
                         DECEMBER 31,                             1993        1992     % CHANGE
- -----------------------------------------------------------------------------------------------
                                                                (DOLLARS IN THOUSANDS, EXCEPT
                                                                       PER SHARE DATA)
FOR THE YEAR
  Earnings before extraordinary item and accounting changes    $   61,268  $   41,439    47.9%
  Extraordinary item, net of taxes                                 (3,206)         --
  Accounting changes, net of taxes                                  5,001          --
  Net earnings                                                     63,063      41,439    52.2
PER COMMON SHARE
  Primary
    Earnings before extraordinary item and accounting changes  $     2.69  $     2.10    28.1%
    Extraordinary item, net of taxes                                 (.16)         --
    Accounting changes, net of taxes                                  .25          --
    Net earnings                                                     2.78        2.10    32.4
  Fully diluted
    Earnings before extraordinary item and accounting changes        2.49        2.02    23.3
    Extraordinary item, net of taxes                                 (.13)         --
    Accounting changes, net of taxes                                  .21          --
    Net earnings                                                     2.57        2.02    27.2
  Cash dividends                                                      .72         .60    20.0
  Book value                                                        18.96       16.34    16.0
  Book value -- assuming conversion of convertible preferred
    stock                                                           19.06       16.84    13.2
AT YEAR END
  Assets                                                       $6,318,186  $5,262,184    20.1%
  Earning assets                                                5,841,599   4,807,627    21.5
  Loans, net of unearned income                                 2,935,215   2,231,839    31.5
  Allowance for losses on loans                                    80,442      64,290    25.1
  Deposits                                                      5,251,366   4,450,176    18.0
  Shareholders' equity                                            477,300     356,211    34.0
RATIOS
  Earnings before extraordinary item and accounting changes
    Return on average assets                                          .98%        .87%
    Return on average common equity                                 15.18       13.65
  Net earnings
    Return on average assets                                         1.01         .87
    Return on average common equity                                 15.70       13.65
  Net interest income (taxable-equivalent) as a percentage of
    average earning assets                                           4.34        4.61
  Allowance for losses on loans as a percentage of loans             2.74        2.88
  Nonperforming loans as a percentage of loans                        .76        1.70
  Nonperforming assets as a percentage of loans and foreclosed
    properties                                                        .92        1.99
  Allowance for losses on loans as a percentage of
    nonperforming loans                                            362.83      168.97
  Shareholders' equity to assets                                     7.55        6.77
  Tier 1 capital to assets                                           7.10        6.85
- -----------------------------------------------------------------------------------------------

                                    CONTENTS

                                                                                        PAGE
                                                                                        ----
Letter to Shareholders................................................................     2
Consolidated Financial Statements.....................................................     4
Notes to Consolidated Financial Statements............................................     8
Report of Management..................................................................    34
Report of Independent Accountants.....................................................    34
Selected Financial Data...............................................................    35
Management's Discussion and Analysis of Results of Operations and Financial
  Condition...........................................................................    36
Financial Tables......................................................................    49
Selected Quarterly Data...............................................................    57
Communities Served....................................................................    59
Executive Officers and Directors......................................................    60

TO OUR SHAREHOLDERS

                               FINANCIAL RESULTS

     We are very pleased to report record earnings for 1993 of $63.1 million, or $2.57 fully diluted earnings per share, compared to $41.4 million in 1992, or fully diluted earnings per share of $2.02. Our 1993 results include a net benefit of $.08 per share from accounting changes and an extraordinary item.

     For the year our return on average assets improved to 1.01% versus .87% in 1992 and our return on average common equity improved to 15.70% versus 13.65%.

     Our lead bank, Union Planters National Bank which will celebrate its 125th anniversary this year, earned a record $35.6 million compared to $27.1 million in 1992. The return on average assets for the year was 1.07%. Earnings benefited from a decline in the provision for losses on loans as the Bank's asset quality continued to improve. Our number of community banks increased from 20 to 31 in 1993 and the combined earnings of the group was $30.2 million compared to $24.2 million in the prior year. The return on average assets for the group was 1.01%.

     Earnings also benefited from the absence of additional provisions for litigation settlements and reduced legal expenses as most of the litigation claims from the late 80's have been resolved.

     At year end total assets were $6.3 billion compared to $5.3 billion a year ago. Total loans were $2.9 billion versus $2.2 billion and total deposits were $5.3 billion versus $4.5 billion. Total shareholders' equity at year end was $477 million compared to $356 million at the end of 1992. Our equity to assets ratio increased to 7.55% compared to 6.77% a year ago. We are in the "well-capitalized" (the highest rating accorded) category according to all regulatory definitions.

                                 ASSET QUALITY

     Asset quality measures for the Corporation are very strong. At year end nonperforming assets had declined to $27 million, down from $45 million at year end 1992. Nonperforming assets represented only .92% of total loans and foreclosed properties at year end compared to 1.99% a year ago. Our allowance for losses on loans at year end was $80.4 million compared to $64.3 million a year ago. At year end reserve coverage of nonperforming loans was approximately 360%.

                                  ACQUISITIONS

     Growth through acquisition continues to be an integral part of the Corporation's strategic plan. Since 1986 the Corporation has pursued a community bank acquisition strategy focused on well-managed community banks with significant market share in their local markets and a strategic fit with our existing operations.

     During 1993 we completed twelve acquisitions, assigning eleven of these to our Community Bank Group and merging one of them into Union Planters National Bank. Those joining the Community Bank Group were Bank of East Tennessee in Morristown, Tennessee; SaveTrust Federal Savings Bank in Dyersburg, Tennessee; Security Trust Savings & Loan Association in Knoxville, Tennessee; First Federal Savings Bank in Maryville, Tennessee; First State Bancshares, Inc. in Somerville, Tennessee; Farmers Union Bank in Ripley, Tennessee; Garrett Banchares, Inc. in Goodlettsville, Tennessee; Erin Bank & Trust Company in Erin, Tennessee; Hogue Holding Company, Inc. in Weiner, Arkansas; Central State Bancorp, Inc. in Lexington, Tennessee; and First Financial Services, Inc. in Brownsville, Tennessee. Merging into Union Planters National Bank were First Cumberland Bank in Madison, Tennessee and the Knoxville offices of Bank of East Tennessee.

     Since year end we have completed three acquisitions: (1) Mid-South Bancorp, Inc., the parent company of Simpson County Bank in Franklin, Kentucky; Adairville Banking Company in Adairville, Kentucky; The Peoples Bank of Elk Valley in Fayetteville, Tennessee; and First Citizens Bank in Franklin, Tennessee; (2) First National Bancorp of Shelbyville, Inc., in Shelbyville, Tennessee; and (3) Anderson County Bank in Clinton, Tennessee. These acquisitions have increased the Corporation's assets approximately $370 million.

     We currently have five pending acquisitions, all of which should be completed this year. Generally, markets in the Mid-South and Southeast where we currently operate are our primary areas of interest.

     Our approach of retaining the community name of these banks and holding the presidents and local boards of each bank accountable for their results has served us well. We have prudently balanced a centralized loan review and audit process with the need for customer decisions to be made in the local market.

                                  NEW CHARTERS

     In November of 1993, the Board of Directors updated the three year strategic plan for the Corporation. As part of the plan, the Board approved the chartering of new banks in Chattanooga, Jackson, Knoxville, and Nashville, Tennessee. UPC currently has operations in each of these markets. All loans, deposits, and facilities in these markets, which are either a part of the branch system of Union Planters National Bank or one of the community banks, will be transferred to the newly chartered banks. These new banks will be no different, except perhaps as to size, than any of UPC's other subsidiary banks. Each will focus on its local market and have its own Board of Directors and management structure. This organization change will carry less overhead than a statewide community bank structure and a parallel statewide structure within Union Planters National Bank. The primary reason for chartering the new banks was not for cost benefits; however, but to maximize profits by providing better community and customer focus. As a consequence of this change and the additional board and committee meetings involved for the new banks, several of UPC's directors will not stand for re-election to the corporate board, but will instead serve on the Union Planters National Bank in Memphis Board and/or one or more of the newly formed bank boards.

                           INCREASED COMMON DIVIDEND

     On January 20, 1994, the Board of Directors declared a quarterly common dividend of $.21 per share on Union Planters Common Stock outstanding, an increase of 16.7% over the previous quarterly dividend of $.18 per share. We are pleased to have had the opportunity to increase the dividend again this year.

                                OUTLOOK FOR 1994

     The last three years have been very rewarding for the banking industry and for Union Planters as the improving economy has helped asset quality and the falling interest rate environment has helped net interest income. Banks in general have enjoyed very high profitability levels and significant earnings growth. We expect asset quality trends to continue to be favorable in 1994, but margin trends are likely to be unfavorable for the industry. While we anticipate that 1994 will be another year of solid earnings for the industry, growth in earnings will likely be at a much slower rate. To offset net interest margin trends, we will be focusing on increasing our loan volume, opportunities to improve noninterest income, and controlling operating expenses. Throughout the organization, we will be emphasizing quality service and more effective selling to our existing customer base. The chartering of new banks in Chattanooga, Jackson, Knoxville, and Nashville and the conversion of all banks to a common data processing system should be completed during 1994. The former should provide a larger revenue stream through greater customer and market focus, while the latter should provide significant cost benefits. Taken together, they should put in place the foundation for further improvement in earnings in the years ahead.

     I encourage you to review the Financial Statements and Management's Discussion and Analysis for more details on our results and outlook. Thank you for your continued support.

Yours very truly,

/s/ Benjamin W. Rawlins, Jr.
- ----------------------------
Benjamin W. Rawlins, Jr.
Chairman and Chief Executive Officer

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                                                      DECEMBER 31,
                                                                                -------------------------
                                                                                   1993           1992
                                                                                ----------     ----------
                                                                                 (DOLLARS IN THOUSANDS)
ASSETS
  Cash and due from banks.....................................................  $  225,626     $  235,280
  Interest-bearing deposits at financial institutions.........................      26,647         84,204
  Federal funds sold and securities purchased under agreements
    to resell.................................................................      53,149         92,354
  Trading account securities, at market.......................................     153,482        109,584
  Loans held for resale.......................................................      56,053         91,543
  Investment securities
    Held for sale (Market value: $600,491 and $485,581, respectively).........     595,090        476,664
    Held for investment (Market value: $2,060,769 and $1,753,953,
     respectively)............................................................   2,021,963      1,721,439
  Loans.......................................................................   2,951,885      2,247,354
      Less: Unearned income...................................................     (16,670)       (15,515)
          Allowance for losses on loans.......................................     (80,442)       (64,290)
                                                                                ----------     ----------
         Net loans............................................................   2,854,773      2,167,549
  Premises and equipment......................................................     135,511         99,728
  Accrued interest receivable.................................................      49,953         43,765
  Goodwill and other intangibles..............................................      40,794         32,638
  Other assets................................................................     105,145        107,436
                                                                                ----------     ----------
         TOTAL ASSETS.........................................................  $6,318,186     $5,262,184
                                                                                ----------     ----------
                                                                                ----------     ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits
    Noninterest-bearing.......................................................  $  750,093     $  627,019
    Certificates of deposit of $100,000 and over..............................     334,173        281,120
    Other interest-bearing....................................................   4,167,100      3,542,037
                                                                                ----------     ----------
         Total deposits.......................................................   5,251,366      4,450,176
  Short-term borrowings.......................................................     244,995        296,312
  Federal Home Loan Bank advances.............................................     157,954             --
  Long-term debt..............................................................     117,276         77,156
  Accrued interest, expenses, and taxes.......................................      41,893         45,333
  Other liabilities...........................................................      27,402         36,996
                                                                                ----------     ----------
         TOTAL LIABILITIES....................................................   5,840,886      4,905,973
                                                                                ----------     ----------
  Commitments and contingent liabilities (Notes 7, 15, 17, and 19)............          --             --
  Shareholders' equity
    Preferred stock (Note 10)
      Convertible.............................................................      87,298         64,600
      Nonconvertible..........................................................      17,250         17,250
    Common stock, $5 par value; 50,000,000 shares authorized; 19,656,924
     issued and outstanding (16,788,758 in 1992)..............................      98,285         83,944
    Additional paid-in capital................................................      86,385         60,589
    Retained earnings.........................................................     188,082        129,828
                                                                                ----------     ----------
         TOTAL SHAREHOLDERS' EQUITY...........................................     477,300        356,211
                                                                                ----------     ----------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...........................  $6,318,186     $5,262,184
                                                                                ----------     ----------
                                                                                ----------     ----------

The accompanying notes are an integral part of these financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF EARNINGS

                                                                         YEARS ENDED DECEMBER 31,
                                                                -------------------------------------------
                                                                   1993            1992            1991
                                                                -----------     -----------     -----------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                   DATA)
INTEREST INCOME
  Interest and fees on loans..................................  $   243,010     $   199,881     $   214,762
  Interest on investment securities
    Taxable...................................................      116,025         106,139          79,253
    Tax-exempt................................................       24,448          16,148          13,354
  Interest on deposits at financial institutions..............        1,634           3,999           7,525
  Interest on federal funds sold and securities purchased
    under agreements to resell................................        4,602           4,280           6,606
  Interest on trading account securities......................        6,194           6,648           5,419
  Interest on loans held for resale...........................        3,239           3,457           4,671
                                                                -----------     -----------     -----------
         Total interest income................................      399,152         340,552         331,590
                                                                -----------     -----------     -----------
INTEREST EXPENSE
  Interest on deposits........................................      146,800         137,605         160,252
  Interest on short-term borrowings...........................        6,287           6,942          12,809
  Interest on Federal Home Loan Bank advances and long-term
    debt......................................................       11,460           4,868           4,974
                                                                -----------     -----------     -----------
         Total interest expense...............................      164,547         149,415         178,035
                                                                -----------     -----------     -----------
         NET INTEREST INCOME..................................      234,605         191,137         153,555
PROVISION FOR LOSSES ON LOANS.................................        9,689          18,557          24,835
                                                                -----------     -----------     -----------
         NET INTEREST INCOME AFTER PROVISION FOR LOSSES ON
           LOANS..............................................      224,916         172,580         128,720
                                                                -----------     -----------     -----------
NONINTEREST INCOME
  Service charges on deposit accounts.........................       28,721          20,843          19,394
  Profits and commissions from trading activities.............        8,720          10,168          14,707
  Investment securities gains.................................        4,581          13,246           3,344
  Other income................................................       42,777          39,016          32,165
                                                                -----------     -----------     -----------
         Total noninterest income.............................       84,799          83,273          69,610
                                                                -----------     -----------     -----------
NONINTEREST EXPENSE
  Salaries and employee benefits..............................       98,920          74,772          69,756
  Net occupancy expense.......................................       15,909          13,136          10,556
  Equipment expense...........................................       15,735          12,225          10,627
  Other expense...............................................       93,916          99,085          73,832
                                                                -----------     -----------     -----------
         Total noninterest expense............................      224,480         199,218         164,771
                                                                -----------     -----------     -----------
         EARNINGS BEFORE INCOME TAXES, EXTRAORDINARY
           ITEM, AND ACCOUNTING CHANGES.......................       85,235          56,635          33,559
Applicable income taxes.......................................       23,967          15,196           6,051
                                                                -----------     -----------     -----------
         EARNINGS BEFORE EXTRAORDINARY ITEM AND ACCOUNTING
           CHANGES............................................       61,268          41,439          27,508
Extraordinary item --defeasance of debt, net of taxes.........       (3,206)             --              --
Accounting changes, net of taxes..............................        5,001              --              --
                                                                -----------     -----------     -----------
         NET EARNINGS.........................................  $    63,063     $    41,439     $    27,508
                                                                -----------     -----------     -----------
                                                                -----------     -----------     -----------
EARNINGS PER COMMON SHARE
  PRIMARY
    Earnings before extraordinary item and accounting
      changes.................................................  $      2.69     $      2.10     $      1.59
    Extraordinary item -- defeasance of debt, net of taxes....         (.16)             --              --
    Accounting changes, net of taxes..........................          .25              --              --
                                                                -----------     -----------     -----------
         NET EARNINGS.........................................  $      2.78     $      2.10     $      1.59
                                                                -----------     -----------     -----------
                                                                -----------     -----------     -----------
  FULLY DILUTED
    Earnings before extraordinary item and accounting
      changes.................................................  $      2.49     $      2.02     $      1.58
    Extraordinary item -- defeasance of debt, net of taxes....         (.13)             --              --
    Accounting changes, net of taxes..........................          .21              --              --
                                                                -----------     -----------     -----------
         NET EARNINGS.........................................  $      2.57     $      2.02     $      1.58
                                                                -----------     -----------     -----------
                                                                -----------     -----------     -----------
AVERAGE SHARES OUTSTANDING
  Primary.....................................................   19,621,822      16,764,602      16,632,057
  Fully diluted...............................................   23,851,839      19,608,750      16,985,582

The accompanying notes are an integral part of these financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                             ADDITIONAL
                                                       PREFERRED   COMMON     PAID-IN     RETAINED
                                                         STOCK      STOCK     CAPITAL     EARNINGS     TOTAL
                                                       ---------   -------   ----------   --------   ---------
                                                                       (DOLLARS IN THOUSANDS)
BALANCE, JANUARY 1, 1991.............................. $  4,400    $85,456    $ 61,002    $ 86,177   $237,035
  Net earnings........................................       --         --          --      27,508     27,508
  Cash dividends
    Common, $.48 per share............................       --         --          --      (7,985)    (7,985)
    Series B Preferred, $8.00 per share...............       --         --          --        (352)      (352)
    Series C Preferred, $ .96 per share...............       --         --          --        (661)      (661)
  Purchase and retirement of 713,000 common shares....       --     (3,565)     (2,538)       (670)    (6,773)
  Common shares issued under employee benefit plans
    and dividend reinvestment plan, net of shares
    repurchased.......................................       --        744       1,012        (940)       816
  Sale of 690,000 shares of Series C Preferred Stock,
    net of issuance costs.............................   17,250         --        (840)         --     16,410
  Net change in unrealized depreciation on marketable
    equity securities.................................       --         --          --       3,448      3,448
                                                       ---------    -------  ----------   --------   ---------
BALANCE, DECEMBER 31, 1991............................   21,650     82,635      58,636     106,525    269,446
  Net earnings........................................       --         --          --      41,439     41,439
  Cash dividends
    Common, $.60 per share............................       --         --          --      (9,965)    (9,965)
    Series B Preferred,
                        $8.00 per share...............       --         --          --        (352)      (352)
    Series C Preferred,
                        $2.59 per share...............       --         --          --      (1,790)    (1,790)
    Series D Preferred,
                        $ .97 per share...............       --         --          --        (247)      (247)
    Series E Preferred,
                        $1.72 per share...............       --         --          --      (3,777)    (3,777)
  Common shares issued under employee benefit plans
    and dividend reinvestment plan, net of shares
    repurchased.......................................       --      1,309       4,603      (2,550)     3,362
  Sale of 2,200,000 shares of Series E Preferred
    Stock, net of issuance costs......................   55,000         --      (2,650)         --     52,350
  Issuance of 253,655 shares of Series D Preferred
    Stock for the purchase of Southeastern Bancshares,
    Inc...............................................    5,200         --          --          --      5,200
  Net change in unrealized depreciation on marketable
    equity securities.................................       --         --          --         545        545
                                                       ---------    -------  ----------   --------   ---------
BALANCE, DECEMBER 31, 1992............................   81,850     83,944      60,589     129,828    356,211
  Net earnings........................................       --         --          --      63,063     63,063
  Cash dividends
    Common, $.72 per share............................       --         --          --     (13,015)   (13,015)
    Series B Preferred,
                        $8.00 per share...............       --         --          --        (352)      (352)
    Series C Preferred,
                        $2.59 per share...............       --         --          --      (1,790)    (1,790)
    Series D Preferred,
                        $1.95 per share...............       --         --          --        (494)      (494)
    Series E Preferred,
                        $2.00 per share...............       --         --          --      (5,832)    (5,832)
  Common shares issued under employee benefit plans
    and dividend reinvestment plan, net of shares
    repurchased.......................................       --      1,208       5,633      (1,949)     4,892
  Issuance of 2,000,785 shares of Common Stock for
    acquisitions (Note 2).............................       --     10,004       2,318      18,296     30,618
  Issuance of 908,522 shares of Series E Preferred
    Stock for acquisitions, net of issuance costs of
    $140,000 (Note 2).................................   22,713         --       7,274          --     29,987
  Issuance of 625,000 shares of Common Stock related
    to the conversion/acquisition of First Federal
    Savings Bank of Maryville, net of issuance costs
    of $564,000 (Note 2)..............................       --      3,125      10,561          --     13,686
  Net change in unrealized depreciation on marketable
    equity securities.................................       --         --          --         272        272
  Other...............................................      (15)         4          10          55         54
                                                       ---------   --------  ----------   --------   ---------
BALANCE, DECEMBER 31, 1993............................ $104,548    $98,285    $ 86,385    $188,082   $477,300
                                                       ---------   --------  ----------   --------   ---------
                                                       ---------   --------  ----------   --------   ---------

The accompanying notes are an integral part of these financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                           YEARS ENDED DECEMBER 31,
                                                                     -------------------------------------
                                                                        1993          1992         1991
                                                                     -----------   -----------   ---------
                                                                            (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
  Net earnings.....................................................  $    63,063   $    41,439   $  27,508
  Reconciliation of net earnings to net cash provided by operating activities
      Cumulative effect of accounting changes, net of taxes........       (5,001)           --          --
      Provision for losses on loans and other real estate..........       11,394        21,322      26,133
      Depreciation and amortization................................       12,484         9,978       8,297
      Amortization and write-off of intangibles....................       10,517        16,422       6,272
      Provisions for abandoned property............................           --         5,200       1,643
      Provisions for litigation settlements........................           --         9,000       7,600
      Provisions for conversion of data processing systems.........        4,424            --          --
      Net amortization (accretion) of investment securities........        6,722         3,808      (2,444)
      Net realized gains on sale of investment securities..........       (4,581)      (13,246)     (4,947)
      Write-downs of investment securities.........................           --            --       1,603
      Proceeds from sales and maturities of investment securities
         held for sale.............................................      794,918       350,795          --
      Purchases of investment securities held for sale.............     (594,583)     (128,885)         --
      Deferred income tax benefit..................................         (684)       (7,349)     (3,750)
      (Increase) decrease in assets
         Trading account securities and loans held for
           resale..................................................       (8,408)      (78,599)    (68,604)
         Accrued interest receivable and other assets..............       38,421           705      68,221
      Decrease in accrued interest, expenses, taxes, and other
         liabilities...............................................      (44,144)      (19,236)    (41,106)
      Other, net...................................................        1,079         1,717         390
                                                                     -----------   -----------   ---------
         Net cash provided by operating activities.................      285,621       213,071      26,816
                                                                     -----------   -----------   ---------
INVESTING ACTIVITIES
  Net decrease (increase) in short-term investments................       74,515        51,102     (39,185)
  Proceeds from sales of investment securities.....................           --        76,218     231,891
  Proceeds from maturities of investment securities................    1,025,889       455,381     244,049
  Purchases of investment securities...............................   (1,228,343)   (1,507,454)   (463,675)
  Net decrease (increase) in loans.................................      (71,657)      244,175     176,792
  Net cash received from purchases of financial
    institutions (Note 2)..........................................       72,121       568,758          --
  Purchases of premises and equipment, net.........................      (21,077)      (16,416)    (29,802)
                                                                     -----------   -----------   ---------
         Net cash provided (used) by investing activities..........     (148,552)     (128,236)    120,070
                                                                     -----------   -----------   ---------
FINANCING ACTIVITIES
  Net decrease in deposits.........................................     (310,454)     (218,197)   (130,579)
  Net (decrease) increase in short-term borrowings.................      (63,605)       98,441     (80,499)
  Proceeds from Federal Home Loan Bank advances and long-term debt,
    net............................................................      234,061        38,850       3,000
  Repayment and defeasance of long-term debt.......................      (42,615)       (5,179)     (9,680)
  Proceeds from issuance of preferred stock, net...................           --        52,350      16,410
  Proceeds from issuance of common stock, net......................       19,611         7,673       3,275
  Purchase and retirement of common stock, net.....................       (1,786)       (4,311)     (9,232)
  Cash dividends paid..............................................      (21,180)      (15,315)     (8,657)
                                                                     -----------   -----------   ---------
         Net cash used by financing activities.....................     (185,968)      (45,688)   (215,962)
                                                                     -----------   -----------   ---------
Net increase (decrease) in cash and cash equivalents...............      (48,899)       39,147     (69,076)
Cash and cash equivalents at the beginning of the period...........      327,634       288,487     357,563
                                                                     -----------   -----------   ---------
Cash and cash equivalents at the end of the period.................  $   278,735   $   327,634   $ 288,487
                                                                     -----------   -----------   ---------
                                                                     -----------   -----------   ---------
SUPPLEMENTAL DISCLOSURES
  Cash paid for
      Interest.....................................................  $   163,934   $   150,947   $ 179,017
      Taxes........................................................       23,308        20,863      12,168
  Loans transferred to other real estate through foreclosure.......        7,290         6,178      15,985

The accompanying notes are an integral part of these financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of Union Planters Corporation (the Corporation) and its subsidiaries conform with generally accepted accounting principles and general practices within the financial services industry. The following is a summary of the more significant accounting policies of the Corporation.

BASIS OF CONSOLIDATION. The consolidated financial statements include the accounts of the Corporation and its subsidiaries after elimination of significant intercompany accounts and transactions. The Corporation's principal subsidiary is Union Planters National Bank (UPNB).

BASIS OF PRESENTATION. Prior period financial statements are restated to include the accounts of material acquisitions accounted for using the pooling of interests method of accounting. Business combinations accounted for as purchases are included in the consolidated financial statements from the respective dates of acquisition. Assets and liabilities of banks accounted for as purchases are adjusted to their fair market values at the dates of acquisition. Certain 1991 and 1992 amounts have been reclassified to conform with 1993 financial reporting presentation.

STATEMENT OF CASH FLOWS. Cash and cash equivalents include cash and due from banks and federal funds sold. Federal funds sold in the amounts of $53,109,000, $92,354,000, and $59,570,000 at December 31, 1993, 1992, and 1991, respectively, are included in cash and cash equivalents.

TRADING ACCOUNT SECURITIES. Trading account securities are stated at market and consist primarily of securities backed by the government-guaranteed portion of Small Business Administration (SBA) loans. Gains and losses on sales and market value adjustments related to these securities are included in profits and commissions from trading activities.

INVESTMENT SECURITIES

HELD FOR SALE. Investment securities held for sale consist of both debt and equity securities that may be sold in response to, or in anticipation of, changes in interest rates, prepayment risk, liquidity considerations, and other factors. These securities are carried at the lower of aggregate cost, adjusted for amortization of premiums and accretion of discounts, or market value (LOCOM). Unrealized net valuation adjustments, if any, are included in investment securities gains and losses.

HELD FOR INVESTMENT. Investment securities carried at amortized cost consist of securities which management has the intent and ability to hold to maturity. These securities are stated at cost, adjusted for amortization of premium and accretion of discount, which are recognized as adjustments to interest income. Gains and losses on securities are recorded when realized on a specific identity basis or when, in the opinion of management, an unrealized loss is other than temporary in nature.
     All investment securities transactions are recorded using a method which approximates trade-date accounting. Collateralized Mortgage Obligations (CMO) and Mortgage-Backed Securities (MBS) represent a significant portion of the investment securities portfolio. Premiums and discounts on CMO and MBS are analyzed in relation to the corresponding prepayments rate, both historical and estimated, using a method which approximates the effective yield method.
     Effective January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". This statement requires that securities be classified as either held to maturity securities, which are reported at amortized cost; trading securities, which are reported at fair value, with unrealized gains and losses included in earnings; or available for sale securities, which are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity.
     In connection with the adoption of this statement, the Corporation transferred all of the securities currently in the held for investment category, except for obligations of states and political subdivisions, to the available for sale category. Had SFAS No. 115 been adopted at December 31, 1993, shareholders' equity would have increased by approximately $11.0 million. There was no impact on earnings upon the adoption of this statement.

LOANS. Loans are stated at the principal amount outstanding except for loans held for resale which are stated at the lower of cost or market. Interest income on loans is accrued using constant yield methods, except for unearned income which is recorded as income using a method which approxi-mates the interest method. Loan origination fees and direct loan origination costs are deferred and recognized over the life of the related loans as adjustments to interest income.

NONPERFORMING LOANS. Nonperforming loans consist of nonaccrual loans and renegotiated loans which have been restructured in accordance with the criteria set forth in SFAS No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings". Loans, other than installment and mortgage loans, are generally placed on nonaccrual status and interest is not recorded if, in management's opinion, payment in full of principal or interest is not expected or when payment of principal or interest is more than 90 days past due, unless it is both well-secured and in the process of collection. Upon adverse change in the account status (e.g., loan is past due, filing of bankruptcy or wage earner, repossession of collateral, foreclosure, or death of the borrower), installment and mortgage loans (including accrued interest) are written down to the net realizable value of the underlying collateral. Such loans are reviewed periodically for further write-downs until fully liquidated. Income recognized on revolving credit loans is discontinued upon adverse change, and the loans are fully charged off if no payment is received in 180 days.

ALLOWANCE FOR LOSSES ON LOANS. The allowance for losses on loans represents management's estimate of potential losses inherent in the existing loan portfolio. The allowance for losses on loans is increased by the provision for losses on loans charged to expense and reduced by loans charged off, net of recoveries. The provision for losses on loans is determined based on management's assessment of several factors: current and anticipated economic conditions and the related impact on specific borrowers and industry groups, historical loan loss experience, the level of classified and nonperforming loans, reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, and the results of regulatory examinations.

PREMISES AND EQUIPMENT. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation provisions are computed using the straight-line method and are charged to operating expense over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the initial term of the respective lease or the estimated useful life of the improvement.
     Costs of major additions and improvements are capitalized. Interest expense incurred on funds expended on major construction projects is capitalized as a cost of such projects during the construction period. Expenditures for maintenance and repairs are charged to operations as incurred.

GOODWILL AND OTHER INTANGIBLES. The unamortized costs in excess of the fair market value of acquired net tangible assets are included in goodwill and other intangibles. Identifiable intangibles, including premiums on purchased deposits and assets, are amortized over the estimated periods benefited. The remaining costs (goodwill) are generally amortized on a straight-line basis over 15 years. For acquisitions where the fair market value of net assets acquired exceeds the purchase price, the resulting negative goodwill is allocated proportionally to noncurrent, nonmonetary assets.

MORTGAGE SERVICING RIGHTS. Mortgage servicing rights represent the cost of mortgage servicing purchased from others. These costs are amortized in proportion to, and over the period of, estimated net servicing income based on the historical and projected prepayments of the underlying loans. At December 31, 1993 and 1992, mortgage servicing rights were $3,563,000 and $4,892,000, respectively.

OTHER REAL ESTATE. Property acquired through foreclosure is stated at the lower of the recorded amount of the loan or the estimated net realizable value, reduced by estimated selling costs. When a reduction of the recorded amount to the net realizable value is required at the time of foreclosure, the difference is charged to the allowance for losses on loans. Any subsequent reduction is charged to other real estate expense, and a valuation reserve is established for the potential declines in appraised values. Other real estate is recorded net of the valuation reserve. Revenues and expenses associated with operating or disposing of other real estate are recorded in the period in which they are incurred. At December 31, 1993 and 1992, other real estate totaled $4,358,000 and $6,326,000, respectively.

EMPLOYEE BENEFIT PLANS. The Corporation sponsors two qualified employee benefit plans for substantially all employees of the Corporation and its subsidiaries. One is a 401K plan with matching employer contributions based on length of service. Employer contributions, provided through a Flexible Benefits Plan, may also be directed to the 401K plan at the election of the employee. The second is a noncontributory employee stock ownership plan, which is funded by discretionary employer contributions approved by the Board of Directors. All costs of the plans are expensed as incurred.

     Effective January 1, 1993, the Corporation adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits". These standards require that the expected costs of postretirement and postemployment benefits be charged to expense during the years that the employee renders service which is a change from the previous policy of recognizing these costs on a cash basis. The Corporation elected to recognize the accumulated postretirement and postemployment benefit obligation upon adoption which approximated $8.3 million ($5.1 million after tax) and $1.3 million ($807,000 after tax), respectively.

INCOME TAXES. The Corporation files a consolidated federal income tax return with its subsidiaries, with the exception of credit life insurance subsidiaries which file separate returns. State income taxes are computed on either a separate company basis or consolidated basis depending upon state laws. The Corporation and its subsidiaries file a consolidated state return for all business in the state of Tennessee.
     Income tax expense is based on income reported for financial accounting purposes, and includes deferred taxes resulting from the recognition of certain transactions in different periods for tax reporting purposes in accordance with SFAS No. 109, "Accounting for Income Taxes".
     Effective January 1, 1993, the Corporation adopted the provisions of SFAS No. 109 and recorded the cumulative effect of the accounting change of $10.9 million.

INTEREST RATE SWAP AGREEMENTS. Interest rate swap agreements are used as part of the Corporation's interest rate risk management strategy by hedging on-balance-sheet financial instruments. To qualify as a hedge the following criteria must be met: (i) the asset or liability to be hedged exposes the institution, as a whole, to interest rate risk; (ii) the interest rate swap acts to reduce the interest rate risk by moving the institution closer to being insensitive to interest rate changes; and (iii) the interest rate swap is designated and effective as a hedge. Fees related to swap agreements are amortized on the interest method over the life of the swap. If the instrument being hedged is disposed of, the swap agreement is marked to market with any resulting gain or loss included in the determination of the gain or loss from the disposition. If the interest rate swap agreement is terminated, the gain or loss is deferred and amortized over the remaining life of the specific hedged asset or liability.

EARNINGS PER SHARE. Primary earnings per common share are adjusted for all preferred stock dividends. Primary earnings per common share is computed based on the weighted average common shares outstanding and common stock equivalents arising from the assumed exercise of outstanding stock options, unless their effect would be antidilutive. Fully diluted earnings per common share is computed using the weighted average common shares and equivalents. Common stock equivalents are increased by the assumed conversion of convertible preferred stock into common stock as if converted at the beginning of the period, unless the effect would be antidilutive. Earnings for fully diluted earnings per common share are adjusted for preferred stock dividends on nonconvertible preferred stock.

NOTE 2.  MERGERS AND ACQUISITIONS

CONSUMMATED ACQUISITIONS

  Poolings of Interests

     During 1993, the Corporation consummated four acquisitions which were accounted for using the pooling of interests method of accounting. The table below summarizes the acquisitions.

                                                                                          TOTAL EQUITY
                                                  DATE      SHARES     TOTAL ASSETS AT         AT
                  INSTITUTION                   ACQUIRED    ISSUED     JANUARY 1, 1993   JANUARY 1, 1993
- ----------------------------------------------- --------   ---------   ---------------   ---------------
                                                                             (DOLLARS IN MILLIONS)
Garrett Bancshares, Inc. (GBI).................  5/31/93     613,088            $173.7             $ 4.8
Hogue Holding Company, Inc. (HHC)..............   9/1/93     219,274              38.5               4.4
Central State Bancorp, Inc. (CSB)..............   9/1/93     630,355             107.8              10.7
First Financial Services, Inc. (FFS)...........  10/1/93     447,906              86.0               8.4
                                                           ---------   ---------------   ---------------
                                                           1,910,623            $406.0             $28.3
                                                           ---------   ---------------   ---------------
                                                           ---------   ---------------   ---------------

     The consolidated financial statements for 1993 include the results of operations of the above entities. Prior year amounts have not been restated due to immateriality. Eliminations have been made for material intercompany transactions with the pooled companies. During 1993, the above pooled institutions contributed approximately $10.1 million, $1.5 million, and $2.1 million to net interest income, noninterest income and net earnings, respectively, of the Corporation through their respective dates of acquisition.
     On January 1, 1994, the Corporation consummated the acquisition of Mid-South Bancorp, Inc. (MSB), the parent company of Simpson County Bank in Franklin, Kentucky; Adairville Banking Company in Adairville, Kentucky; General Trust Company in Nashville, Tennessee; The Peoples Bank of Elk Valley in Fayetteville, Tennessee; and First Citizens Bank in Franklin, Columbia, and Mt. Pleasant, Tennessee. The Corporation issued 839,542 shares of its Common Stock in this transaction which was accounted for as a pooling of interests. MSB had total assets and total shareholders' equity of $185 million and $12 million, respectively, at December 31, 1993. Prior period financial statements have not been restated for this acquisition due to immateriality.

  Purchase Acquisitions

     The Corporation acquired four institutions in 1992 and eight institutions in 1993 that were accounted for as purchases. The table below summarizes the acquisitions:

                                                                                         TOTAL ASSETS
                                     DATE                       PURCHASE    RESULTING     AT DATE OF
           INSTITUTION             ACQUIRED    CONSIDERATION     PRICE     INTANGIBLES   ACQUISITION
- ---------------------------------  --------   ---------------   --------   -----------   ------------
                                                                        (DOLLARS IN MILLIONS)
Metropolitan Federal Savings and
  Loan Association
  (Metropolitan)(a) and (f)......   3/27/92   Cash               $ 16.5       $16.5          $603
Fidelity Bancshares, Inc.
  (Fidelity)(f)..................   3/30/92   Cash                 77.4          --           822
Southeastern Bancshares, Inc.
  (SBI)(b).......................    7/1/92   253,655 Shares        5.2         1.1            77
                                              of Series D
                                              Preferred Stock
Bank of Commerce (BOC)...........   11/1/92   Cash                  9.9         2.1            89
Bank of East Tennessee
  (BOET)(c)......................    1/1/93   648,786 Shares       25.3         7.0           231
                                              of Series E
                                              Preferred Stock
Security Trust Federal Savings
  and Loan Association and
  SaveTrust Federal Savings Bank
  (Security Trust/SaveTrust).....    1/1/93   Cash                 22.0         3.0           261
First Federal Savings Bank
  (Maryville)(d).................   2/26/93   625,000 Shares         NM(d)       --           187
                                              of Common Stock
                                              (Conversion/
                                              Acquisition)
First State Bancshares, Inc.
  (FSB)(e).......................   3/12/93   Cash and Common       3.9          .4            34
                                              Stock (90,162
                                              shares)
First Cumberland Bank............   3/15/93   Cash                   .2          --            20
Farmers Union Bank (Farmers
  Union).........................    4/1/93   Cash                  9.5         4.2            78
Erin Bank & Trust
  Company (Erin).................    6/1/93   259,736 Shares        8.3         2.1            43
                                              of Series E
                                              Preferred Stock

(a) The Corporation, through UPNB, assumed approximately $585 million in insured deposit liabilities (including accrued interest payable) of the former Metropolitan Federal Savings and Loan Association. The purchase and assumption transaction was facilitated through the Resolution Trust Corporation (RTC) which declared UPNB the successful bidder. UPNB also acquired approximately $82 million in assets and received cash from the RTC totaling approximately $487 million.
(b) SBI is the parent company of DeKalb County Bank and Trust Company (DeKalb).

(c) The Corporation previously held 17.93% of the common stock of BOET ($3.4 million). On January 1, 1993, the Corporation purchased an additional 43.93% of the common stock of BOET in exchange for the Corporation's Series E Preferred Stock

    ($11.1 million). Effective May 3, 1993, the Corporation acquired the remaining outstanding common stock of BOET in exchange for the Corporation's Series E Preferred Stock ($10.8 million).
(d) Maryville was a mutual savings bank which, pursuant to a conversion/acquisition, converted to a federal stock charter. All of the stock of Maryville was acquired by the Corporation in exchange for a capital contribution equalling approximately $14.1 million derived in part from the proceeds of a public offering of the Corporation's Common Stock made in connection with the conversion/acquisition.
(e) FSB is the parent company of First State Bank of Fayette County
    (Somerville).
(f) Merged into UPNB.
NM -- Not meaningful.

     Intangibles are being amortized primarily using the straight line method over periods ranging from 10 to 15 years. The amortization for the Metropolitan intangibles was accelerated in both 1992 and 1993 due to unexpected deposit run-off. The fair market value of the net assets of Fidelity at the date of acquisition exceeded the purchase price resulting in negative goodwill of approximately $16 million which was deducted from the noncurrent, nonmonetary assets (primarily premises and equipment) of Fidelity. The recording of the acquisition of Maryville resulted in negative goodwill of approximately $9.4 million, $8.1 million of which was deducted from noncurrent, nonmonetary assets (premises and equipment, fair value adjustment of loans, prepaid software, and mortgage servicing rights). The remaining negative goodwill of $1.3 million was recorded in other liabilities and is being accreted over seven years.

     The following unaudited pro forma information summarizes the effect of the above described acquisitions assuming consummation of each transaction on January 1, 1992. The unaudited pro forma results are not necessarily representative of the actual results that would have occurred or which may occur in the future had the transactions been effected on January 1, 1992. The pro forma information does not include the historical results of Metropolitan since it was a failed financial institution.

                                                                        UNAUDITED PRO FORMA
                                                                     YEARS ENDED DECEMBER 31,
                                                                     -------------------------
                                                                       1993            1992
                                                                     ---------       ---------
                                                                      (DOLLARS IN THOUSANDS,
                                                                     EXCEPT PER SHARE AMOUNTS)
Net interest income................................................  $ 237,237       $ 228,412
Provision for losses on loans......................................    (12,508)        (35,642)
Noninterest income.................................................     85,178          96,946
Noninterest expense................................................   (226,917)       (243,462)
                                                                     ---------       ---------
Earnings before income taxes, extraordinary item, and accounting
  changes..........................................................     82,990          46,254
Applicable income taxes............................................    (24,160)        (14,894)
                                                                     ---------       ---------
Earnings before extraordinary item and accounting changes..........     58,830          31,360
Extraordinary item and accounting changes, net of taxes............      1,795              --
                                                                     ---------       ---------
Net earnings.......................................................  $  60,625       $  31,360
                                                                     ---------       ---------
                                                                     ---------       ---------
Earnings per common share before extraordinary item and accounting changes
     Primary.......................................................  $    2.53       $    1.32
     Fully diluted.................................................       2.35            1.32*
  Net earnings
     Primary.......................................................       2.62            1.32
     Fully diluted.................................................       2.43            1.32*

* Assumed conversion is antidilutive; therefore, it is not presented.

     The following details the net cash received from purchases of financial institutions:

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                                 1993              1992
                                                              -----------       -----------
                                                                 (DOLLARS IN THOUSANDS)
    Fair value of assets acquired...........................  $ 1,245,602       $ 1,589,540
    Liabilities assumed.....................................   (1,148,122)       (1,480,572)
    Issuance of Common Stock................................      (30,618)               --
    Issuance of Preferred Stock.............................      (30,127)           (5,200)
    Less previous investment in entities acquired...........       (3,387)           (3,173)
                                                              -----------       -----------
    Cash paid for purchases of other financial
      institutions..........................................       33,348           100,595
    Cash and cash equivalents acquired......................     (105,469)         (669,353)
                                                              -----------       -----------
         Net cash received from purchases of financial
           institutions.....................................  $   (72,121)      $  (568,758)
                                                              -----------       -----------
                                                              -----------       -----------

PENDING ACQUISITIONS

     The Corporation has signed definitive agreements pursuant to which it would acquire the entities listed below, and subject to various approvals and satisfaction of certain contractual conditions precedent, all are expected to be consummated in the first half of 1994. The number of shares of Common Stock to be issued in connection with these acquisitions is subject to change depending on the price of the Corporation's Common Stock.



                                                                     ANTICIPATED    APPROXIMATE
                                                                      METHOD OF        TOTAL
                INSTITUTION                      CONSIDERATION        ACCOUNTING      ASSETS
- -------------------------------------------  ----------------------  ------------  ------------
                                                                                   (IN MILLIONS)
Tennessee Bancorp, Inc., Parent Company of   Cash equal to 1.5       Purchase          $  92
  Tennessee National Bank in Columbia,       times net book value
  Tennessee (TBI)                            at closing
First National Bancorp of Shelbyville,       Approximately 975,000   Pooling of          164
  Inc., Parent Company of First National     shares of Common Stock  Interests
  Bank of Shelbyville in Shelbyville,
  Tennessee (FNB)(a)
Clin-Ark Bancshares, Inc., Parent Company    Approximately 227,768   Pooling of           48
  of First National Bank of Clinton in       shares of Common Stock  Interests
  Clinton, Arkansas (CBI)
Anderson County Bank in Clinton, Tennessee   Approximately $2.8      Purchase             19
  (ACB)(a)                                   million in cash
Liberty Bancshares, Inc., Parent Company of  Approximately           Pooling of          170
  Liberty Federal Savings Bank in Paris,     1,322,000 shares of     Interests
  Tennessee (LBI)                            Common Stock
Earle Bankshares, Inc., Parent Company of    Approximately 375,000   Pooling of           40
  First Southern Bank in Earle, Arkansas     shares of Common Stock  Interests
  (EBI)
BANCFIRST Corporation, Parent Company of     Approximately           Pooling of          262
  BANKFIRST Federal Savings Bank in          2,054,000 shares of     Interests
  Decatur, Alabama(b)                        Common Stock

(a) Consummated March 1, 1994.
(b) Signed January 27, 1994.

SALES OF BRANCHES

     In the third quarter of 1993, the Corporation sold four of the Kentucky branches (three in Paducah and one in Clinton) of its subsidiary, Security Trust. The Corporation has also entered into a definitive agreement to sell the two remaining Kentucky branches of Security Trust. The sales involved approximately $105 million of deposits, approximately $3 million of loans, and approximately $1 million of premises and equipment. The transactions are not considered significant to the Corporation's balance sheet or operating results and are expected to result in a reduction of Security Trust's goodwill and purchased mortgage servicing rights.

NOTE 3. RESTRICTIONS ON CASH AND DUE FROM BANKS

     The Corporation's banking subsidiaries are required to maintain noninterest-bearing average reserve balances with the Federal Reserve Bank. Average balances required to be maintained for such purposes during 1993 and 1992 were $41 million and $33 million, respectively.

NOTE 4.  INVESTMENT SECURITIES

     The carrying values and market values of investment securities are as follows:

                                                                    DECEMBER 31, 1993
                                                        ------------------------------------------
                                                                        UNREALIZED
                                                         CARRYING    ----------------     MARKET
                                                          VALUE       GAINS    LOSSES     VALUE
                                                        ----------   -------   ------   ----------
                                                                  (DOLLARS IN THOUSANDS)
HELD FOR SALE
U.S. Government obligations
  U.S. Treasury securities............................  $  110,739   $   514   $    3   $  111,250
  Securities of U.S. Government agencies
     Collateralized mortgage obligations..............     141,853       694      105      142,442
     Mortgage-backed securities.......................     233,961     3,516       74      237,403
     Other............................................      91,058       823        8       91,873
Other stocks and securities...........................      17,479        88       44       17,523
                                                        ----------   -------   ------   ----------
       Total investment securities held for sale......  $  595,090   $ 5,635   $  234   $  600,491
                                                        ----------   -------   ------   ----------
                                                        ----------   -------   ------   ----------
HELD FOR INVESTMENT
U.S. Government obligations
  U.S. Treasury securities............................  $  693,612   $ 7,222   $  244   $  700,590
  Securities of U.S. Government agencies
     Collateralized mortgage obligations..............     341,645       767      992      341,420
     Mortgage-backed securities.......................     356,140     4,188      152      360,176
     Other............................................     121,691     1,732       37      123,386
                                                        ----------   -------   ------   ----------
       Total U.S. Government obligations..............   1,513,088    13,909    1,425    1,525,572
                                                        ----------   -------   ------   ----------
Obligations of states and political subdivisions......     441,509    27,064      845      467,728
                                                        ----------   -------   ------   ----------
Other securities
  Federal Reserve Bank/Federal Home Loan
     Bank stock.......................................      25,134        --       --       25,134
  Collateralized mortgage obligations.................      39,036       177      114       39,099
  Other...............................................       3,196        40       --        3,236
                                                        ----------   -------   ------   ----------
       Total other securities.........................      67,366       217      114       67,469
                                                        ----------   -------   ------   ----------
       Total investment securities held for
          investment..................................  $2,021,963   $41,190   $2,384   $2,060,769
                                                        ----------   -------   ------   ----------
                                                        ----------   -------   ------   ----------

                                                                    DECEMBER 31, 1992
                                                        ------------------------------------------
                                                                        UNREALIZED
                                                         CARRYING    ----------------     MARKET
                                                          VALUE       GAINS    LOSSES     VALUE
                                                        ----------   -------   ------   ----------
                                                                  (DOLLARS IN THOUSANDS)
HELD FOR SALE
U.S. Government obligations
  U.S. Treasury securities............................  $   51,196   $   362   $   69   $   51,489
  Securities of U.S. Government agencies
     Collateralized mortgage obligations..............     108,676     1,642       28      110,290
     Mortgage-backed securities.......................     258,117     7,121       --      265,238
     Other............................................      53,337         4      102       53,239
Other stocks and securities...........................       5,338        --       13        5,325
                                                        ----------   -------   ------   ----------
       Total investment securities held for sale......  $  476,664   $ 9,129   $  212   $  485,581
                                                        ----------   -------   ------   ----------
                                                        ----------   -------   ------   ----------

                                                                    DECEMBER 31, 1992
                                                        ------------------------------------------
                                                                        UNREALIZED
                                                         CARRYING    ----------------     MARKET
                                                          VALUE       GAINS    LOSSES     VALUE
                                                        ----------   -------   ------   ----------
                                                                  (DOLLARS IN THOUSANDS)
HELD FOR INVESTMENT
U.S. Government obligations
  U.S. Treasury securities............................  $  595,133   $10,323   $   62   $  605,394
  Securities of U.S. Government agencies
     Collateralized mortgage obligations..............     572,621     5,114      378      577,357
     Mortgage-backed securities.......................     168,650     2,812      131      171,331
     Other............................................      55,242       306       53       55,495
                                                        ----------   -------   ------   ----------
       Total U.S. Government obligations..............   1,391,646    18,555      624    1,409,577
                                                        ----------   -------   ------   ----------
Obligations of states and political subdivisions......     294,507    15,265      909      308,863
                                                        ----------   -------   ------   ----------
Other securities
  Federal Reserve Bank/Federal Home Loan
     Bank stock.......................................      11,680        --       --       11,680
  Collateralized mortgage obligations.................      20,699       299       95       20,903
  Other...............................................       2,907        28        5        2,930
                                                        ----------   -------   ------   ----------
       Total other securities.........................      35,286       327      100       35,513
                                                        ----------   -------   ------   ----------
       Total investment securities held for
       investment.....................................  $1,721,439   $34,147   $1,633   $1,753,953
                                                        ----------   -------   ------   ----------
                                                        ----------   -------   ------   ----------

     For the years ended December 31, 1993 and 1992, the Corporation has gross realized gains of $4,953,000 and $13,663,000, respectively, and gross realized losses of $372,000 and $417,000, respectively.

     Investment securities having a carrying value of approximately $591 million and $505 million at December 31, 1993 and 1992, respectively, were pledged to secure public and trust funds on deposit and securities sold under agreements to repurchase.

     During 1993, the Corporation transferred $240 million of securities held for investment to the held for sale portfolio. The transfers were made because of regulatory concerns regarding certain securities, the restructure of the portfolios of certain financial institutions acquired, and in anticipation of the adoption of SFAS No. 115.

     The maturities and weighted yields of investment securities as of December 31, 1993 are as follows:

                                                                MATURING
                                -------------------------------------------------------------------------
                                                   AFTER ONE BUT      AFTER FIVE BUT
                                  WITHIN ONE        WITHIN FIVE         WITHIN TEN
                                     YEAR              YEARS               YEARS         AFTER TEN YEARS
                                --------------    ----------------    ---------------    ----------------
                                AMOUNT   YIELD     AMOUNT    YIELD    AMOUNT    YIELD     AMOUNT    YIELD
                                ------   -----    --------   -----    -------   -----    --------   -----
                                             (TAXABLE-EQUIVALENT BASIS/DOLLARS IN THOUSANDS)
HELD FOR SALE
U.S. Government obligations
  U.S. Treasury securities..... $1,006   5.86 %   $109,470   4.40 %   $   263   6.40 %   $     --     -- %
  Securities of U.S. Government
     agencies
     Collateralized mortgage
       obligations.............     --     --           --     --          --     --      141,853   4.95
     Mortgage-backed
       securities..............     --     --       14,517   8.50      16,018   6.26      203,426   5.22
     Other.....................  6,907   4.24       26,447   5.62       9,161   6.38       48,543   4.50
                                 ------           --------            -------            --------
          Total U.S. Government
            obligations........  7,913   4.45      150,434   5.01      25,442   6.31      393,822   5.03
Other stocks and securities....    383   3.20           --     --       8,636   6.21        8,460   3.88
                                 ------           --------            -------            --------
          Total investment
            securities held for
            sale............... $8,296   4.39 %   $150,434   5.01 %   $34,078   6.28 %   $402,282   5.01 %
                                 ------           --------            -------            --------
                                 ------           --------            -------            --------

                                                                      MATURING
                                 -----------------------------------------------------------------------------------
                                    WITHIN ONE           AFTER ONE BUT        AFTER FIVE BUT
                                       YEAR            WITHIN FIVE YEARS     WITHIN TEN YEARS       AFTER TEN YEARS
                                 -----------------     -----------------     -----------------     -----------------
                                  AMOUNT     YIELD      AMOUNT     YIELD      AMOUNT     YIELD      AMOUNT     YIELD
                                 --------    -----     --------    -----     --------    -----     --------    -----
                                                   (TAXABLE-EQUIVALENT BASIS/DOLLARS IN THOUSANDS)
HELD FOR INVESTMENT
U.S. Government obligations
  U.S. Treasury securities...... $238,601     4.99%    $454,511     4.70%    $    500    7.58 %    $     --      -- %
  Securities of U.S. Government
    agencies
    Collateralized mortgage
      obligations...............       --       --       33,209     5.56       67,411    5.26       241,025    5.22
    Mortgage-backed
       securities...............    1,549     4.90       20,344     7.32       10,988    8.46       323,259    4.82
    Other.......................   29,093     4.90       69,363     5.49        6,057    6.75        17,178    4.98
                                 --------              --------              --------              --------
         Total U.S. Government
           obligations..........  269,243     4.98      577,427     4.93       84,956    5.79       581,462    4.99
Obligations of states and
  political subdivisions........   23,493     8.59       94,427     9.86       54,486    9.64       269,103    9.00
Other securities
  Federal Reserve Bank/Federal
    Home Loan Bank stock........       --       --           --       --           --      --        25,134    4.79
  Collateralized mortgage
    obligations.................       68    10.25           27    10.25       27,234    6.27        11,707    7.00
  Other.........................    1,960     6.81          631     6.04          205    8.40           400    9.60
                                 --------              --------              --------              --------
         Total other
           securities...........    2,028     6.93          658     6.22       27,439    6.28        37,241    5.54
                                 --------              --------              --------              --------
         Total investment
           securities at
           amortized cost....... $294,764     5.28%    $672,512     5.63%    $166,881    7.13 %    $887,806    6.23 %
                                 --------              --------              --------              --------
                                 --------              --------              --------              --------

     The weighted average yields are calculated by dividing the sum of the individual security yield weights (effective yield times book value) by the total book value of the securities. The taxable-equivalent yield gives effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free securities. The maturities of mortgage-backed securities and collateralized mortgage obligations have not been adjusted for prepayments, and generally represent obligations which are expected to have principal weighted averages of five years or less or are variable rate instruments.

NOTE 5.  LOANS

     Loans are summarized as follows:

                                                                            DECEMBER 31,
                                                                      -------------------------
                                                                         1993           1992
                                                                      ----------     ----------
                                                                       (DOLLARS IN THOUSANDS)
Commercial, financial, and agricultural.............................  $  664,362     $  549,049
Real estate -- construction.........................................      82,971         54,353
Real estate -- mortgage
  Secured by 1-4 family residential.................................   1,022,263        752,405
  Other mortgage....................................................     517,886        386,802
Home equity.........................................................      86,356         83,936
Consumer
  Credit cards and other plans......................................      99,103         71,115
  Other consumer....................................................     450,780        331,451
Foreign government..................................................       2,250          1,750
Direct lease financing..............................................      25,914         16,493
                                                                      ----------     ----------
     Total loans....................................................  $2,951,885     $2,247,354
                                                                      ----------     ----------
                                                                      ----------     ----------

     Nonperforming loans are summarized as follows:

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1993        1992
                                                                           -------     -------
                                                                               (DOLLARS IN
                                                                               THOUSANDS)
Nonaccrual loans.........................................................  $14,646     $36,698
Restructured loans.......................................................    7,525       1,351
                                                                           -------     -------
     Total...............................................................  $22,171     $38,049
                                                                           -------     -------
                                                                           -------     -------

     In the fourth quarter of 1992, UPNB consummated the restructuring of a troubled loan to another financial institution. UPNB had previously received certain notes, equity securities, and other rights from the borrower in exchange for a nonaccrual and partially charged-off loan. Subsequently, UPNB liquidated the notes and equity securities and exercised contractual rights which resulted in a recovery of $7 million in principal previously charged-off and realized pretax gains of approximately $901,000 and $3.5 million in 1993 and 1992, respectively.
     Total interest earned on nonaccrual and restructured loans in 1993 and 1992 was $1,238,000 and $2,233,000, respectively. Interest income that would have been earned under the original terms of these loans in 1993 and 1992 was $1,947,000 and $2,695,000, respectively. There were no significant outstanding commitments related to the above restructured loans at December 31, 1993.
     Certain of the Corporation's bank subsidiaries, principally UPNB, have granted loans to the Corporation's directors, executive officers, and their affiliates. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risks of collectability. The aggregate dollar amount of these loans was $33,065,000 and $35,145,000 at December 31, 1993 and 1992, respectively. During 1993, $141,144,000 of new loans and advances under credit lines were made to directors, executive officers, and their affiliates; repayments totaled approximately $143,224,000.

NOTE 6.  ALLOWANCE FOR LOSSES ON LOANS

     The changes in the allowance for losses on loans are summarized as follows:

                                                               1993         1992         1991
                                                             --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
Balance, January 1.........................................  $ 64,290     $ 47,934     $ 50,921
  Increase due to acquisitions.............................    16,607       15,678           --
  Provision for losses on loans............................     9,689       18,557       24,835
  Recoveries of loans previously charged off...............     8,681       14,212        7,496
  Loans charged off........................................   (18,825)     (32,091)     (35,318)
                                                             --------     --------     --------
Balance, December 31.......................................  $ 80,442     $ 64,290     $ 47,934
                                                             --------     --------     --------
                                                             --------     --------     --------

NOTE 7.  PREMISES AND EQUIPMENT, LEASED ASSETS, AND LEASE COMMITMENTS

     Premises and equipment are summarized as follows:

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1993         1992
                                                                         --------     --------
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
Land...................................................................  $ 27,167     $ 19,944
Buildings and improvements.............................................    88,578       76,533
Leasehold improvements.................................................     7,266        5,027
Equipment..............................................................    72,539       59,882
Construction in progress...............................................    16,301        4,331
                                                                         --------     --------
                                                                          211,851      165,717
Less accumulated depreciation and amortization.........................    76,340       65,989
                                                                         --------     --------
  Total premises and equipment.........................................  $135,511     $ 99,728
                                                                         --------     --------
                                                                         --------     --------

     Included in the above is approximately $14.2 million related to a new headquarters building for UPNB. The total project cost is estimated to be approximately $17.6 million, including land, construction costs, furniture, fixtures and equipment, and site improvements.

NOTE 7.  PREMISES AND EQUIPMENT, LEASED ASSETS, AND LEASE COMMITMENTS
(CONTINUED)
     A summary of rent expense for operating leases is summarized as follows:

                                                                     YEARS ENDED DECEMBER 31,
                                                                   ----------------------------
                                                                    1993       1992       1991
                                                                   ------     ------     ------
                                                                      (DOLLARS IN THOUSANDS)
Operating lease rent expense.....................................  $6,773     $4,822     $4,532
Less sublease rental income......................................     365        286        176
                                                                   ------     ------     ------
  Net rent expense...............................................  $6,408     $4,536     $4,356
                                                                   ------     ------     ------
                                                                   ------     ------     ------

     At December 31, 1993, minimum future rental commitments for leases which are being accounted for as operating leases were as follows:

                                                                                 OPERATING
                                                                                   LEASES
                                                                           ----------------------
                                                                           (DOLLARS IN THOUSANDS)
1994.....................................................................         $  6,660
1995.....................................................................            4,932
1996.....................................................................            2,372
1997.....................................................................            2,051
1998.....................................................................            1,729
Later years..............................................................            8,251
                                                                                ----------
  Total minimum lease payments...........................................         $ 25,995
                                                                                ----------
                                                                                ----------

NOTE 8.  SHORT-TERM BORROWINGS

     Short-term borrowings are summarized as follows:

                                                                          DECEMBER 31,
                                                                 ------------------------------
                                                                   1993       1992       1991
                                                                 --------   --------   --------
                                                                     (DOLLARS IN THOUSANDS)
Year-end balance
  Federal funds purchased and securities sold under agreements
     to repurchase.............................................  $234,031   $287,802   $185,898
  Commercial paper.............................................    10,941      8,325     11,466
  Other short-term borrowings..................................        23        185        146
                                                                 --------   --------   --------
     Total short-term borrowings...............................  $244,995   $296,312   $197,510
                                                                 --------   --------   --------
                                                                 --------   --------   --------
Federal funds purchased and securities sold under agreements to repurchase
     Daily average balance.....................................  $222,136   $211,662   $235,662
     Weighted average interest rate............................      2.69%      3.13%      5.21%
     Maximum outstanding at any month end......................  $277,833   $287,802   $299,098
     Weighted average interest rate at December 31.............      2.83%      2.96%      3.90%

NOTE 9.  FEDERAL HOME LOAN BANK ADVANCES AND LONG-TERM DEBT

FEDERAL HOME LOAN BANK (FHLB) ADVANCES

     The Corporation's banking and thrift subsidiaries obtained in 1993 various advances from the FHLB totaling $158.0 million at December 31, 1993, under Blanket Agreements for Advances and Security Agreements (the Agreements). The Agreements entitle the Corporation's subsidiaries to borrow funds from the FHLB to fund mortgage loan programs and satisfy other funding needs. Of the amounts borrowed at December 31, 1993, $118 million were at variable rates and $40 million were at fixed rates with interest rates ranging from 3.2% to 8.0% and maturities ranging from 1997 to 2017. At December 31, 1993, FHLB advances that mature within one year, one to five years, and after five years were $3.1 million, $22.0 million, and $132.9 million, respectively. The value of collateral (primarily mortgage loans) under the Agreements must be 150% of the $158.0 million outstanding at December 31, 1993.

LONG-TERM DEBT

     Long-term debt is summarized as follows:

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                          1993          1992
                                                                        --------       -------
                                                                        (DOLLARS IN THOUSANDS)
6.25% Subordinated Notes due 2003.....................................  $ 74,479       $    --
8 1/2% Subordinated Notes due 2002....................................    40,250        40,250
10 1/8% Subordinated Capital Debentures due 1999......................        --        34,042
Obligations under capital leases......................................     2,294         2,684
Mortgage indebtedness.................................................       105            --
Notes payable.........................................................       148           180
                                                                        --------       -------
  Total long-term debt................................................  $117,276       $77,156
                                                                        --------       -------
                                                                        --------       -------

     In October 1993, the Corporation filed a shelf registration statement for $150 million of the Corporation's subordinated debt securities. On November 2, 1993, the Corporation issued $75 million of 6.25% Subordinated Capital Notes due 2003 (6.25% Notes) at 99.305%. Interest on the 6.25% Notes is payable semiannually on May 1 and November 1. The 6.25% Notes are not redeemable prior to maturity and will mature on November 1, 2003. The 6.25% Notes are subordinated to all present and future senior indebtedness of the Corporation and payment may be accelerated only in the case of the bankruptcy of the Corporation. Debt issuance costs of $838,000 are included in other assets and are being amortized over a ten year life. The 6.25% Notes qualify for Tier 2 capital under regulatory risk-based capital guidelines. The Corporation also entered into an interest rate swap agreement with a notional amount of $50 million to convert a portion of its fixed-rate debt to a floating LIBOR rate for two and one-half years.

     In October 1992, the Corporation completed a public offering of $40.25 million of 8 1/2% Subordinated Notes (8 1/2% Notes). The 8 1/2% Notes mature on October 1, 2002, and interest is payable quarterly. Debt issuance costs of $1.2 million and $1.4 million, respectively, at December 31, 1993 and 1992 are included in other assets and are being amortized over a seven-year life. The
8 1/2% Notes are unsecured debt obligations of the Corporation and are subordinated in right of payment to all senior indebtedness of the Corporation. The Corporation, at its option, may redeem the 8 1/2% Notes on or after October 1, 1997, at par value plus accrued interest, upon 30 days notice. The Corporation is obligated to repay 100% of the principal amount plus accrued interest, up to an aggregate amount of $1 million, of 8 1/2% Notes tendered for prepayment by the personal representatives of deceased holders in any one year.
     The 10 1/8% Subordinated Capital Debentures (10 1/8% Debentures) were issued in a public offering in 1989. In November 1993, the Corporation used approximately $39 million of the net proceeds of the 6.25% Notes to in-substance defease the 10 1/8% Debentures. Direct obligations of the U.S. Government were purchased and placed in an irrevocable trust which provides cash flows matching the principal and interest debt service required to retire the 10 1/8% Debentures. At December 31, 1993, the outstanding balance of the 10 1/8% Debentures totaled $34 million which is not reflected in the accompanying financial statements. This transaction resulted in an extraordinary loss in the fourth quarter of 1993 of $5.2 million ($3.2 million net of taxes).
     Annual principal repayment requirements for long-term debt for the years 1994 through 1998 are $628,000, $466,000, $305,000, $273,000, and $296,000,
respectively.

  Line of Credit

     In June 1993, the Corporation entered into an unsecured $25 million credit agreement which expires May 31, 1996. No borrowings were outstanding at December 31, 1993. The line of credit is for working capital purposes and as a commercial paper backup. The credit agreement contains performance measurements and restrictive covenants relating to dividends, acquisitions, sale of assets, and indebtedness which the Corporation must meet. The Corporation's dividends are restricted to no more than 60% of consolidated net earnings for the preceding fiscal year.

NOTE 10. SHAREHOLDERS' EQUITY

PREFERRED STOCK

     The Corporation's preferred stock is summarized as follows:

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1993        1992
                                                                          --------     -------
                                                                              (DOLLARS IN
                                                                               THOUSANDS)
PREFERRED STOCK, WITHOUT PAR VALUE, 10,000,000 SHARES AUTHORIZED
  CONVERTIBLE
  Series A Preferred Stock, 250,000 shares authorized, none issued......  $     --     $    --
  Series B, $8.00 Nonredeemable, Cumulative, Convertible Preferred Stock
     (stated at liquidation value of $100 per share), 44,000 shares
     issued and outstanding.............................................     4,400       4,400
  Series D, 9.5% Redeemable, Cumulative, Convertible Preferred Stock
     (stated at liquidation value of $20.50 per share), 253,655 shares
     issued and outstanding.............................................     5,200       5,200
  Series E, 8% Cumulative, Convertible Preferred Stock (stated at liquidation value of $25 per share), 3,107,922 and 2,200,000 shares issued and outstanding at December 31, 1993 and 1992,
     respectively.......................................................    77,698      55,000
                                                                          --------     -------
          Total convertible preferred stock.............................    87,298      64,600
                                                                          --------     -------
  NONCONVERTIBLE
  Series C, 10 3/8% Increasing Rate, Redeemable, Cumulative Preferred
     Stock (stated at liquidation value of $25 per share), 690,000
     shares issued and outstanding......................................    17,250      17,250
                                                                          --------     -------
          Total nonconvertible preferred stock..........................    17,250      17,250
                                                                          --------     -------
               Total preferred stock....................................  $104,548     $81,850
                                                                          --------     -------
                                                                          --------     -------

SERIES A PREFERRED STOCK (SHARE PURCHASE RIGHTS PLAN). In 1989, the Board of Directors of the Corporation adopted a Share Purchase Rights Plan and distributed a dividend of one Preferred Share Purchase Right (Right) for each outstanding share of the Corporation's $5 par value Common Stock and for each share issued thereafter. The Rights are generally designed to deter coercive takeover tactics and to encourage all persons interested in acquiring control of the Corporation to deal with each shareholder on a fair and equal basis. Each Right trades in tandem with its respective share of common stock until the occurrence of certain events, in which case it would separate from the common stock and entitle the registered holder, subject to the terms of the Rights Agreement, to purchase certain equity securities at a price below their market value. The Corporation has authorized 250,000 shares of Series A Preferred Stock for issuance under the Share Purchase Rights Plan, none of which have been issued.

SERIES B PREFERRED STOCK. The Corporation issued 44,000 shares of $8.00 Nonredeemable, Cumulative, Convertible Preferred Stock, Series B (Series B Preferred Stock), $100 per share liquidation value, in a private transaction in connection with the acquisition of Steiner Bank in 1989. Such shares bear a dividend rate of $8.00 per share per annum; dividends are cumulative and are payable quarterly. The holders of shares of Series B Preferred Stock have the right, at their option, after November 30, 1994, (and in limited circumstances prior thereto) to convert each share into 7.722 shares (339,768 shares in total) of the Corporation's Common Stock. The Series B Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Holders of Series B Preferred Stock have no voting rights except as may be required by law and in certain other limited circumstances.

SERIES D PREFERRED STOCK. In July 1992, in connection with the acquisition of SBI (see Note 2), the Corporation issued 253,655 shares of 9.5% Redeemable, Cumulative, Convertible Preferred Stock, Series D (Series D Preferred Stock) in a private offering. Such shares have no par value but have a stated value of $20.50 per share on which dividends accrue at 9.5% per annum. Dividends are cumulative and payable quarterly. Such shares have a liquidation preference of $20.50 per share plus unpaid dividends accrued thereon and, at the Corporation's option, with the prior approval of the Federal Reserve, are subject to redemption by the Corporation at any time and from time to time on or after July 1, 1995. At any time prior to redemption, each share of Series D Preferred Stock is convertible at the option of the holder into one share of the Corporation's Common Stock. Holders of the Series D Preferred Stock have no voting rights except as may be required by law and in certain other limited circumstances.

SERIES E PREFERRED STOCK. In February 1992, the Corporation completed a public offering of 2,200,000 shares of 8% Cumulative, Convertible Preferred Stock, Series E (Series E Preferred Stock). Such shares have a stated value of $25 per share, on which dividends accrue at a rate of 8% per annum; dividends are cumulative and are payable quarterly. The Series E Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Such shares have a liquidation preference of $25 per share plus unpaid dividends accrued thereon, and with the prior approval of the Federal Reserve, may be redeemed by the Corporation in whole or in part at any time after March 31, 1997 at $25.00 per share. At any time prior to redemption, each share of Series E Preferred Stock is convertible, at the option of the holder, into 1.25 shares of the Corporation's Common Stock. Holders of Series E Preferred Stock have no voting rights except for those provided by law and in certain other limited circumstances.
     On January 1, 1993, the Corporation acquired an additional 43.93% of Bank of East Tennessee (BOET) in exchange for 331,741 shares of the Corporation's Series E Preferred Stock. The Corporation acquired the remaining outstanding stock of BOET on May 3, 1993 in exchange for an additional 317,045 shares of Series E Preferred Stock. The Corporation also acquired Erin Bank & Trust Company in exchange for 259,736 shares of Series E Preferred Stock on June 1, 1993. See Note 2 for additional information regarding these acquisitions.

SERIES C PREFERRED STOCK. In August 1991, the Corporation completed a public offering of 690,000 shares of 10 3/8% Increasing Rate, Redeemable, Cumulative Preferred Stock, Series C (Series C Preferred Stock). The Series C Preferred Stock has a stated value of $25 per share. Dividends are cumulative and payable quarterly at a rate of $.648 per quarter increasing to $.680 beginning November 1, 1994, to $.711 beginning November 1, 1995, and to $.742 beginning November 1, 1996. The Series C Preferred Stock is not convertible, is not subject to any sinking fund provisions, and has no preemptive rights. On or after October 31, 1994, the Corporation may, with the prior approval of the Federal Reserve, redeem any or all outstanding Series C Preferred Stock at $25 per share plus all dividends accrued and unpaid to the date fixed for redemption. Holders of the Series C Preferred Stock have no voting rights except as may be required by law and except in certain other limited circumstances.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

     The Dividend Reinvestment and Stock Purchase Plan (the Plan) authorizes the issuance of 500,000 shares of authorized but previously unissued common stock to shareholders who choose to invest all or a portion of their cash dividends or make optional cash purchases. On certain investment dates, shares may be purchased with reinvested dividends and optional cash payments at a price of 95% and 100%, respectively, of their fair market value, without brokerage commissions. Shares issued under this Plan totaled 68,188, 93,407, and 95,029 shares in 1993, 1992, and 1991, respectively.

SUBSCRIPTION AGREEMENT

     In 1987, the Corporation entered into an agreement with Santa Cruz Resources, Inc. (SCR) under which SCR would acquire up to 21% of the Corporation's Common Shares. SCR ultimately acquired 2,963,000 of the Corporation's common shares. The agreement imposed several restrictions on SCR. During 1990 and 1991, the Corporation repurchased 2.7 million of the shares and released SCR from the agreement.

NOTE 11.  UNION PLANTERS CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                            CONDENSED BALANCE SHEET

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1993         1992
                                                                         --------     --------
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
ASSETS
  Noninterest-bearing cash in subsidiary bank..........................  $    799     $    623
  Demand note receivable from subsidiary bank..........................   101,356       57,971
  Advances to and receivable from subsidiaries.........................     2,955        9,221
  Investment securities held for sale..................................     1,324        4,834
  Investment in Union Planters National Bank...........................   251,583      216,024
  Investment in other banking subsidiaries.............................   218,926      159,210
  Investment in savings and loan subsidiaries..........................    27,846           --
  Investment in nonbank subsidiaries...................................     2,817       (2,802)
  Other assets.........................................................     6,483        8,067
                                                                         --------     --------
     TOTAL ASSETS......................................................  $614,089     $453,148
                                                                         --------     --------
                                                                         --------     --------
LIABILITIES AND SHAREHOLDERS' EQUITY
  Commercial paper.....................................................  $ 10,941     $  8,325
  Long-term debt.......................................................   114,729       74,292
  Loans from and payables to subsidiary banks..........................       362           53
  Other liabilities....................................................    10,757       14,267
  Shareholders' equity.................................................   477,300      356,211
                                                                         --------     --------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........................  $614,089     $453,148
                                                                         --------     --------
                                                                         --------     --------

NOTE 11. UNION PLANTERS CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION (CONTINUED)
                        CONDENSED STATEMENT OF EARNINGS

                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1992         1991
                                                             --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
INCOME
  Dividends from banking subsidiaries......................  $ 28,092     $ 20,656     $ 21,335
  Management fees from subsidiaries........................     7,198        5,902        5,682
  Interest from banking subsidiaries.......................     1,358        1,523          791
  Interest and dividends on investments, loans, and
     interest-bearing deposits.............................        62          279          319
  Investment securities gains (losses).....................        --           38       (1,603)
  Other income.............................................     1,283           43          266
                                                             --------     --------     --------
     Total income..........................................    37,993       28,441       26,790
                                                             --------     --------     --------
EXPENSES
  Interest expense
     Short-term borrowings.................................       235          306          375
     Long-term debt........................................     7,447        4,504        4,539
     Loan from bank subsidiary.............................        --           28          172
  Salaries and employee benefits...........................     6,029        4,973        5,264
  Legal fees and provision for litigation settlements......       321        3,924       (1,457)
  Other expense............................................     5,363        3,906        2,742
                                                             --------     --------     --------
     Total expenses........................................    19,395       17,641       11,635
                                                             --------     --------     --------
     EARNINGS BEFORE INCOME TAXES, EXTRAORDINARY ITEM,
       ACCOUNTING CHANGES, AND UNDISTRIBUTED EARNINGS OF
       SUBSIDIARIES........................................    18,598       10,800       15,155
Tax benefit................................................    (4,092)      (2,271)      (2,885)
                                                             --------     --------     --------
     EARNINGS BEFORE EXTRAORDINARY ITEM, ACCOUNTING
       CHANGES, AND UNDISTRIBUTED EARNINGS OF
       SUBSIDIARIES........................................    22,690       13,071       18,040
Extraordinary item-defeasance of debt, net of taxes........    (3,206)          --           --
Accounting changes, net of taxes...........................     2,479           --           --
                                                             --------     --------     --------
     EARNINGS BEFORE UNDISTRIBUTED EARNINGS OF
       SUBSIDIARIES........................................    21,963       13,071       18,040
Undistributed earnings of subsidiaries.....................    41,100       28,368        9,468
                                                             --------     --------     --------
     NET EARNINGS..........................................  $ 63,063     $ 41,439     $ 27,508
                                                             --------     --------     --------
                                                             --------     --------     --------

NOTE 11. UNION PLANTERS CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION (CONTINUED)
                       CONDENSED STATEMENT OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1992         1991
                                                             --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
  Net earnings.............................................  $ 63,063     $ 41,439     $ 27,508
  Equity in undistributed earnings of subsidiaries.........   (41,100)     (28,368)      (9,468)
  Cumulative effect of accounting changes..................    (2,479)          --           --
  Write-down of investment securities......................        --           --        1,603
  Deferred income tax benefit..............................    (1,898)          --         (167)
  Other, net...............................................     3,908        3,268         (581)
                                                             --------     --------     --------
     Net cash provided by operating activities.............    21,494       16,339       18,895
                                                             --------     --------     --------
INVESTING ACTIVITIES
  Net decrease (increase) in short-term investments........        --       15,000      (11,223)
  Proceeds from sales of investment securities.............       123        4,710           41
  Net increase in investment in and receivables from
     subsidiaries..........................................   (16,916)     (48,624)      (6,243)
  Purchases of premises and equipment......................        --         (211)         (29)
                                                             --------     --------     --------
     Net cash used in investing activities.................   (16,793)     (29,125)     (17,454)
                                                             --------     --------     --------
FINANCING ACTIVITIES
  Net increase (decrease) in commercial paper..............     2,616       (3,141)       4,163
  Proceeds from issuance of long-term debt, net............    73,641       38,850        3,000
  Repayment and defeasance of long-term debt...............   (34,042)      (4,121)      (9,499)
  Net loan from bank subsidiary............................        --       (1,947)          --
  Proceeds from issuance of preferred stock, net...........        --       52,350       16,410
  Proceeds from issuance of common stock, net..............    19,611        7,673        3,275
  Purchases and retirement of common stock, net............    (1,786)      (4,311)      (9,232)
  Cash dividends paid......................................   (21,180)     (15,315)      (8,657)
                                                             --------     --------     --------
     Net cash provided (used) by financing activities......    38,860       70,038         (540)
                                                             --------     --------     --------
Net increase in cash and cash equivalents..................    43,561       57,252          901
Cash and cash equivalents at the beginning of the year.....    58,594        1,342          441
                                                             --------     --------     --------
Cash and cash equivalents at the end of the year...........  $102,155     $ 58,594     $  1,342
                                                             --------     --------     --------
                                                             --------     --------     --------

Non-Cash Investing Activities. See Note 2 regarding acquisitions in 1993 and
1992.

NOTE 12.  RESTRICTIONS ON DIVIDENDS AND LOANS FROM SUBSIDIARIES

     The amount of dividends which the Corporation's subsidiaries may pay is limited by applicable laws and regulations. For the subsidiary national banks, regulatory approval is required if dividends declared in any year exceed net earnings of the current year (as defined under the National Bank Act) plus retained net profits for the preceding two years. The payment of dividends by state bank subsidiaries is regulated by applicable laws in Alabama, Arkansas, Mississippi, Kentucky, and Tennessee and the regulations of the Federal Deposit Insurance Corporation (FDIC). The payment of dividends by savings and loan subsidiaries (see Note 2) is subject to the regulations of the Office of Thrift Supervision (OTS).

     The Corporation has adopted for its state-chartered bank subsidiaries internal dividend policies that have received approval from the various state banking commissioners, subject to restrictions. The current policy for Alabama, Arkansas, and Mississippi subsidiary banks requires a minimum ratio of 7% tangible equity capital (equity less goodwill and other intangibles) to tangible assets and paying dividends only equal to the excess without prior approval. The internal policy adopted for Tennessee banks requires a 6% tangible equity capital to tangible assets ratio and a 7% tangible primary capital (tangible equity plus the allowance for losses on loans) to tangible assets ratio be maintained by the subsidiaries.

     At January 1, 1994, the banking subsidiaries could have paid dividends to the Corporation aggregating $74.3 million, excluding the MSB acquisition consummated January 1, 1994, without prior regulatory approval. The actual amount of dividends paid will be limited to a lesser amount by management in order to maintain compliance with capital guidelines and to maintain strong capital positions in each of the banking subsidiaries. Future dividends will be dependent on the level of earnings of the subsidiary financial institutions.

     The Corporation's banking subsidiaries are limited by Federal law in the amount of credit which they may extend to their affiliates, including the Corporation. Loans to a single affiliate may not exceed 10%, and loans to all affiliates may not exceed 20% of an individual bank's net assets plus its allowance for losses on loans. Such loans must be collateralized by assets having market values of 100% to 130% of the loan amount depending on the nature of the collateral.

NOTE 13.  SIGNIFICANT OPERATING BUSINESS LINES

     The Corporation is primarily engaged in the commercial and retail banking business. Broker/dealer operations formerly constituted a significant portion of the Corporation's business.

     In the fourth quarter of 1990, the broker/dealer operations, formerly conducted by Union Planters Investment Bankers Corporation and its subsidiaries (UPIBC), were restructured, and on January 2, 1991, the Corporation became a limited partner in Vining-Sparks IBG, Limited Partnership (VSIBG) with Vining-Sparks Securities, Inc. (VSS). VSIBG engages in securities broker/dealer activities of the types formerly carried on by VSS and UPIBC. The Corporation transferred the Capital Markets and SBA Loan Trading Operations of UPIBC to UPNB, and they now function as part of UPNB's banking operations. The broker/dealer operations are now limited to the Corporation's passive investment in VSIBG which is included in other assets at $5.5 million and $5.2 million, respectively, at December 31, 1993 and 1992. The Corporation's proportionate share of earnings (29%) from VSIBG is included in other noninterest income.

     In 1992 and 1991, UPIBC incurred litigation expenses and provided for litigation settlements totaling $8.6 million and $11.3 million, respectively, arising from its restructured operations. A significant portion of that litigation has now been settled.

     Revenues from the broker/dealer operations were $3.6 million, $3.9 million, and $2.0 million, respectively, in 1993, 1992, and 1991. In 1993, the broker/dealer operations had pretax earnings of $3.4 million compared to pretax losses of $4.7 million and $9.3 million, respectively, in 1992 and 1991.

NOTE 14.  OTHER NONINTEREST INCOME AND EXPENSE

     The major components of other noninterest income and expense are summarized as follows:

                                                                    YEARS ENDED DECEMBER 31,
                                                                  -----------------------------
                                                                   1993       1992       1991
                                                                  -------    -------    -------
                                                                     (DOLLARS IN THOUSANDS)
OTHER NONINTEREST INCOME
  Mortgage servicing income.....................................  $ 7,558    $ 8,458    $ 7,514
  Merchant credit card fees.....................................    5,920      5,278      4,393
  Trust service income..........................................    5,661      5,079      5,278
  VSIBG partnership earnings....................................    3,652      3,920      2,031
  Credit life insurance commissions.............................    2,749      2,468      2,313
  Brokerage fee income..........................................    1,520      1,288        977
  Sale of servicing.............................................    1,035        639        941
  Gain on troubled debt restructuring (Note 5)..................      901      3,513         --
  Computer service income.......................................      482        786      1,217
  Other.........................................................   13,299      7,587      7,501
                                                                  -------    -------    -------
     Total other noninterest income.............................  $42,777    $39,016    $32,165
                                                                  -------    -------    -------
                                                                  -------    -------    -------
OTHER NONINTEREST EXPENSE
  FDIC insurance assessments....................................  $12,738    $ 9,127    $ 6,788
  Amortization of goodwill and other intangibles................    7,318      5,351      3,478
  Other contracted services.....................................    6,537      5,042      4,556
  Advertising and promotion.....................................    5,438      4,816      4,114
  Postage and carrier...........................................    5,191      4,024      3,715
  Stationery and supplies.......................................    5,126      3,974      3,606
  Merchant credit card charges..................................    4,611      3,929      3,130
  Provisions for conversion of data processing systems(a).......    4,424         --         --
  Communications................................................    4,226      3,454      2,907
  Brokerage and clearing fees...................................    3,942      3,815      3,974
  Amortization and write-offs of mortgage servicing rights(b)...    3,199     11,071      2,794
  Other personnel services......................................    2,504      2,118      1,232
  Merger related expenses(c)....................................    2,113         --         --
  Dues, subscriptions, and contributions........................    2,309      1,616      1,681
  Legal fees....................................................    2,307      5,213      4,263
  Other real estate expense.....................................    2,255      3,228      2,351
  Travel........................................................    1,791      1,394      1,587
  Federal Reserve fees..........................................    1,740      1,733      1,678
  Taxes other than income taxes.................................    1,451        816        849
  Insurance.....................................................    1,298      1,019        935
  Miscellaneous charge-offs.....................................    1,206      1,112        760
  Provisions for litigation settlements.........................       --      9,000      7,600
  Provisions for abandoned property.............................       --      5,200      1,643
  Other.........................................................   12,192     12,033     10,191
                                                                  -------    -------    -------
     Total other noninterest expense............................  $93,916    $99,085    $73,832
                                                                  -------    -------    -------
                                                                  -------    -------    -------

(a) During 1993, the Corporation entered into a contract for conversion of the software systems used by its subsidiaries to a common system. A provision of $4.4 million was recorded for the write-off of existing systems contracts as well as conversion costs.

(b) In 1992, includes $8.2 million of accelerated amortization of purchased mortgage servicing rights due to accelerated prepayments of the underlying mortgage loans.

(c) One-time expenses related to acquisitions (primarily termination of an acquired pension plan).

NOTE 15.  EMPLOYEE BENEFIT PLANS

401K RETIREMENT SAVINGS PLAN. The Corporation's 401K Retirement Savings Plan (401K Plan) is available to employees having one or more years of service who work in excess of 1,000 hours a year. Employees may voluntarily contribute 1 to 16 percent of their gross compensation on a pretax basis up to a maximum of $8,994 in 1993, subject to certain Internal Revenue Service restrictions (amount may change from year to year based on cost of living index), and the Corporation makes a matching contribution of 50 to 100 percent of the amounts contributed by the employee depending upon his or her eligible years of service. The Corporation's matching contribution is limited to employee contributions of up to 6% of their compensation. The Corporation's Flexible Benefit Program allows employees to allocate a portion of their available benefit dollars to the 401K Plan as additional employer contributions. The Corporation's contributions to the 401K Plan for 1993, 1992, and 1991 were $1.8 million, $1.6 million, and $1.5 million, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST. The Employee Stock Ownership Plan and Trust (ESOP) is noncontributory and covers employees having one or more years of service who work in excess of 1,000 hours a year. The amounts of contributions to the ESOP are determined annually by the Board of Directors, and were $2 million, $1.6 million, and $1.6 million for 1993, 1992, and 1991, respectively. At December 31, 1993, the ESOP held 1,068,469 shares of the Corporation's Common Stock, all of which was allocated to participants.

STOCK INCENTIVE PLANS. Employees and directors of the Corporation and its subsidiaries are eligible to receive options or restricted stock grants under the 1992 Stock Incentive Plan (1992 Plan). A maximum of 1,600,000 shares of the Corporation's Common Stock may be issued through the exercise of nonstatutory or incentive stock options and as restricted stock awards. The option price is the fair market value of the shares at the date of grant. Options granted generally become exercisable in installments of 20% each year beginning one year from date of grant. The 1992 Plan replaced the 1983 Stock Incentive Plan which had essentially the same provisions as the 1992 Plan. The 1983 Plan expired March 9, 1993; however, options issued through that date continue to be outstanding and exercisable under the terms of the grants. Additional information, with respect to stock options issued under the 1983 and 1992 Plans, is as follows:

                                                                YEARS ENDED DECEMBER
                                                                         31,
                                                               -----------------------
                                                                 1993          1992
                                                               ---------     ---------
        Options
          Outstanding, beginning of year.....................    479,419       627,878
          Granted............................................    287,532       206,756
          Exercised..........................................   (165,104)     (337,030)
          Cancelled or surrendered...........................    (14,237)      (18,185)
                                                               ---------     ---------
          Outstanding, end of year...........................    587,610       479,419
                                                               ---------     ---------
                                                               ---------     ---------
        Options becoming exercisable during the year.........    237,730       289,716
                                                               ---------     ---------
                                                               ---------     ---------
        Options exercisable at end of year...................    432,310       369,139
                                                               ---------     ---------
                                                               ---------     ---------

          Exercise prices ranged from $6.88 to $28.00 in 1993 and from $6.88 to $24.00 in 1992.

RETIREE HEALTH CARE AND LIFE INSURANCE. The Corporation provides certain health care and life insurance benefits to retired employees who have completed twenty years of unbroken full-time service immediately prior to retirement and who have attained age 60 or more. Health care benefits are provided partially through an insurance company (for retirees age 65 or more) and partially through direct payment of claims. Prior to January 1, 1993, health care premiums and claims and life insurance benefits ($2,500 per claim) were recognized as expense when paid. In 1992 and 1991, retiree health care and life insurance costs were $390,000 and $336,000, respectively.

     Effective January 1, 1993, the Corporation adopted SFAS No. 106 which requires that retiree health care and life insurance benefits be charged to expense during the years in which the employee renders service. The Corporation elected to recognize the accumulated benefit obligation in the first quarter of 1993 which approximated $8.3 million ($5.1 million after tax). The current expense for 1993 was $632,000.

     Postretirement benefit cost (in thousands) for 1993 was determined assuming a discount rate of 8% and an expected return on plan assets of 5%:

        Service cost.........................................................  $ 170
        Interest cost of accumulated postretirement benefit obligation.......    682
        Return on plan assets................................................   (220)
                                                                               -----
                  Total......................................................  $ 632
                                                                               -----
                                                                               -----

The following table sets forth the Plans' funded status and the amounts reported in the Corporation's consolidated balance sheet:

                                                                      DECEMBER 31,     JANUARY 1,
                                                                          1993            1993
                                                                      ------------     ----------
                                                                        (DOLLARS IN THOUSANDS)
Fair value of Plan assets...........................................    $  5,757        $  4,200
Accumulated postretirement benefit obligation (APBO):
  Retirees..........................................................       7,061           6,149
  Fully eligible plan participants..................................         181             211
  Other active plan participants....................................       3,357           2,047
                                                                      ------------     ----------
          Total APBO................................................      10,599           8,407
                                                                      ------------     ----------
          APBO in excess of Plan assets.............................    $ (4,842)       $ (4,207)
                                                                      ------------     ----------
                                                                      ------------     ----------
Reconciliation of fund's status to reported amounts:
  Accrued liability included in balance sheet, including unfunded
     portion of transition obligation...............................    $ (3,190)       $ (4,207)
  Unrecognized net gain (loss)......................................      (1,652)             --
                                                                      ------------     ----------
          APBO in excess of plan assets.............................    $ (4,842)       $ (4,207)
                                                                      ------------     ----------
                                                                      ------------     ----------

     The assumed discount rate used to measure the APBO was 7% at December 31, 1993 and 8% at January 1, 1993. The weighted average health care cost trend rate in 1993 is 13%, gradually declining to an ultimate rate in 2001 of 5%. A one percentage point increase in the assumed health care cost trend rates for each future year would have increased the aggregate of the service and interest cost components of the 1993 net periodic postretirement benefit cost by $109,000 and would have increased the APBO as of December 31, 1993 by $858,000.

     The Corporation established a Voluntary Employees Beneficiary Association
(VEBA) and through December 31, 1993, has made contributions into such VEBA of $5.7 million, the maximum amount deductible for federal income tax purposes. The VEBA is expected to earn 5% on trust assets consisting of U.S. Government obligations, bank obligations, commercial instruments, and repurchase agreements secured by U.S. Treasury obligations. Additional contributions will be made to the VEBA annually which will be the source of funding for future postretirement benefits.

POSTEMPLOYMENT BENEFITS. The Corporation also adopted SFAS No. 112 as of January 1, 1993, which requires that such costs be charged to expense over the relevant service period. The Corporation's analysis determined this liability to be $1.3 million ($807,000 net of tax benefit thereon) at January 1, 1993, consisting primarily of postemployment medical claims and related administrative expenses in excess of expected premiums to be paid by employees. The liability amount was adjusted to $600,000 at December 31, 1993, due to a significant decrease in 1993 claims. The liability amount will be reviewed annually and adjusted as management may deem necessary based on actual experience. Annual expenses for these benefits are not expected to vary significantly from the amounts which have previously been expensed as incurred.

ACQUIRED INSTITUTIONS. Certain of the financial institutions acquired sponsor various employee benefit and retirement plans. Such plans have been or are in the process of being terminated and the employees now participate in the aforementioned Corporation plans. At December 31, 1993, certain institutions acquired in 1993 still have outstanding plans, including defined benefit pension plans, 401K plans and ESOPs. The liabilities, if any, for such terminations have been recorded as of December 31, 1993.

NOTE 16.  INCOME TAXES

     The components of income tax expense are as follows:

                                                                    YEARS ENDED DECEMBER 31,
                                                                  -----------------------------
                                                                    1993       1992      1991
                                                                  --------   --------   -------
                                                                     (DOLLARS IN THOUSANDS)
Current tax expense (benefit)
  Federal.......................................................  $ 18,170   $ 18,928   $ 9,870
  State.........................................................     5,113      3,617       (69)
                                                                  --------   --------   -------
     Total current tax expense..................................    23,283     22,545     9,801
                                                                  --------   --------   -------
Deferred tax benefit
  Federal.......................................................   (11,677)    (7,349)   (3,750)
  State.........................................................    (4,231)        --        --
                                                                  --------   --------   -------
     Total deferred tax benefit.................................   (15,908)    (7,349)   (3,750)
                                                                  --------   --------   -------
          Total income tax expense..............................  $  7,375   $ 15,196   $ 6,051
                                                                  --------   --------   -------
                                                                  --------   --------   -------

     For 1993, income tax expense (benefit) included in the financial statements is summarized as follows:

        Applicable income taxes...........................................  $ 23,967
        Tax benefit related to extraordinary item.........................    (2,040)
        Tax benefit related to the cumulative effect of changes in
          accounting methods..............................................   (14,552)
                                                                            --------
                  Total income tax expense................................  $  7,375
                                                                            --------
                                                                            --------

     Deferred tax assets/liabilities are comprised of the following:

                                                                          AS OF DECEMBER 31,
                                                                         ---------------------
                                                                          1993          1992
                                                                         -------       -------
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
Deferred tax assets
  Losses on loans and other real estate................................  $27,022       $20,491
  Provisions for litigation settlements................................    1,349         3,427
  Postretirement and postemployment benefits...........................    1,478            --
  Amortization of intangibles..........................................    1,547            27
  Net operating loss carryforwards for tax purposes....................    2,094            --
  Depreciation.........................................................    3,129         2,022
  Debt defeasance......................................................    2,023            --
  Unrecognized tax benefits............................................       --        (8,666)
  Other deferred items.................................................    8,901         9,110
                                                                         -------       -------
          Total deferred tax assets....................................   47,543        26,411
                                                                         -------       -------
Deferred tax liabilities
  Other deferred items.................................................    7,912         5,831
                                                                         -------       -------
          Net deferred tax asset.......................................  $39,631       $20,580
                                                                         -------       -------
                                                                         -------       -------

     The change in the deferred tax asset during the year is a result of the changes in methods of accounting discussed in Note 1, the addition of deferred tax assets of acquired companies, and current period deferred tax expense of $684,000, which includes $805,000 deferred tax benefit attributable to the increase in the federal income tax rate and $1,520,000 deferred tax benefit from legislated changes in the treatment of intangible assets. The realization of a portion of the deferred tax asset is based upon management's conclusion that future operating profits will generate sufficient taxable income to offset the related deductions and loss carryforwards.

     Income tax expense as a percent of earnings before income taxes is reconciled with the statutory federal income tax rate of 35% for 1993 and 34% for 1992 and 1991 as follows:

                                                                   YEARS ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1993        1992        1991
                                                                -------     -------     -------
                                                                    (DOLLARS IN THOUSANDS)
Computed "expected" tax.....................................    $29,833     $19,256     $11,410
State income taxes, net of net operating loss carryovers and
  federal tax benefit.......................................      3,486       2,387         (46)
Separate subsidiary company prior year losses utilized......         --        (226)       (294)
Tax-exempt interest, net....................................     (9,347)     (5,821)     (5,126)
Amortization of goodwill....................................      1,466       1,626       1,170
Other, net..................................................     (1,471)     (2,026)     (1,063)
                                                                -------     -------     -------
          Applicable income tax.............................    $23,967     $15,196     $ 6,051
                                                                -------     -------     -------
                                                                -------     -------     -------

     Income tax expense applicable to securities transactions was $1.8 million for 1993, $5.0 million for 1992, and $1.9 million for 1991.

     Effective January 1, 1993, the Corporation adopted SFAS No. 109. The impact of the cumulative tax effect of this change in accounting method was $10.9 million. Reference is made to Note 1 for further discussion of accounting changes.

NOTE 17.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     In the normal course of business, the Corporation is a party to various types of financial instruments in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These instruments involve, to varying degrees, elements of credit and interest rate risk and are not reflected in the accompanying consolidated financial statements. For certain instruments, the exposure to credit loss is limited to the contractual amount of the instrument. The following table presents the contractual amounts of this type of instrument.

                                                                            CONTRACT AMOUNT
                                                                             DECEMBER 31,
                                                                          -------------------
                                                                          1993           1992
                                                                          ----           ----
                                                                              (DOLLARS IN
                                                                               MILLIONS)
FINANCIAL INSTRUMENTS WHOSE CONTRACT AMOUNTS REPRESENT CREDIT RISK
     Commitments to extend credit (excluding credit card plans).........  $480           $400
     Commitments to extend credit under credit card plans...............   207            152
     Standby, commercial, and similar letters of credit.................    23             34

     Commitments to extend credit are legally binding agreements to lend to customers for specific purposes, at specific rates, with fixed expiration and review dates if the conditions in the agreement are met. Since many of the commitments normally expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation subjects such activity to the same credit quality and monitoring controls as its lending activities. Collateral held, if any, varies but may include accounts receivable, inventory, property, plant and equipment, income producing properties, or securities.

     Letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation in some cases holds various types of collateral to support those commitments for which collateral is deemed necessary.

     Other off-balance-sheet instruments entered into are forward and futures contracts, interest rate swap agreements, and commitments to purchase or sell when-issued securities. The following table presents the notional amounts of these types of instruments.

                                                                            NOTIONAL AMOUNT
                                                                             DECEMBER 31,
                                                                          -------------------
                                                                          1993           1992
                                                                          ----           ----
                                                                              (DOLLARS IN
                                                                               MILLIONS)
FINANCIAL INSTRUMENTS WHOSE NOTIONAL CONTRACT AMOUNTS EXCEED THE AMOUNTS
  OF ACTUAL CREDIT RISK
     Forward and futures contracts......................................  $ 38           $ 20
     Interest rate swap agreements......................................   300             --
     When-issued securities
       Commitments to sell..............................................    56             44
       Commitments to purchase..........................................    87             73

     Forward and futures contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of the counterparties to meet the terms of their contracts and from movements in securities values and interest rates.

     An interest rate swap generally involves the exchange of fixed for floating rate interest payment streams on a specified notional principal amount of assets or liabilities for an agreed upon period of time without the exchange of the underlying principal amounts. Notional principal amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller. During 1993, the Corporation entered into the following interest rate swap agreements which are used to manage its interest-rate risk. The Corporation receives fixed rate payments and pays variable rate payments.

                                                                     DECEMBER 31, 1993
                                                                ----------------------------
                                                NOTIONAL        VARIABLE RATE     FIXED RATE     MATURITY
            INSTRUMENT HEDGED                    AMOUNT             PAID           RECEIVED        DATE
- -----------------------------------------    --------------     -------------     ----------     --------
                                             (IN MILLIONS)
Commercial loans.........................         $150               3.31%           5.21%         1/99
Investment securities....................          100               3.50            4.44          6/95
Long-term debt...........................           50               3.56            4.46          5/96
                                                ------
          Total..........................         $300
                                                ------
                                                ------

     When-issued securities are commitments to either purchase or sell securities that have not yet been issued. The trades are contingent upon the actual issuance of the security. These transactions represent conditional commitments made by the Corporation, and risk arises from the possible inability of the counterparties to meet the terms of their contracts and from movements in securities values and interest rates.

     As part of its mortgage banking operations, the Corporation services residential real estate loans. In its capacity as servicer of these loans, the Corporation is responsible for foreclosure and the related costs of foreclosure. These costs are expensed as incurred and are shown as servicing foreclosure expense in other noninterest expense.

     In the normal course of business, the Corporation sells mortgage loans and makes certain limited representations and warranties to the purchaser. Management does not expect any significant losses to arise from these representations and warranties.

CONCENTRATIONS OF CREDIT RISK. Through its subsidiary banks in Tennessee, Arkansas, Mississippi, and Alabama, the Corporation grants commercial, agricultural, residential, and consumer loans to customers throughout those states. The amount and percentage of total loans outstanding by the state in which the subsidiaries were headquartered at December 31, 1993 were as follows:
Tennessee $2.4 billion (81%), Arkansas $281 million (10%), Mississippi $254 million (9%), and Alabama $12 million (less than 1%). Although the Corporation has a diversified loan portfolio, the ability of its debtors to honor their contracts is to some extent dependent upon economic conditions found throughout the above states and the surrounding areas.

NOTE 18.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values and fair values of the Corporation's financial instruments are summarized as follows:

                                                 DECEMBER 31, 1993             DECEMBER 31, 1992
                                              -----------------------       -----------------------
                                               CARRYING       FAIR           CARRYING       FAIR
                                                VALUE        VALUE            VALUE        VALUE
                                              ----------   ----------       ----------   ----------
                                                             (DOLLARS IN THOUSANDS)
FINANCIAL ASSETS
  Cash and cash equivalents.................  $  278,735   $  278,735       $  327,634   $  327,634
  Interest-bearing deposits at financial
     institutions...........................      26,647       26,647           84,204       84,231
  Trading account securities................     153,482      153,482          109,584      109,584
  Loans held for sale.......................      56,053       56,053           91,543       91,543
  Investment securities.....................   2,617,053    2,661,260        2,198,103    2,239,534
  Net loans.................................   2,854,773    2,904,139        2,167,549    2,196,944
FINANCIAL LIABILITIES
  Demand deposits...........................   2,916,374    2,916,374        2,365,027    2,365,027
  Time deposits.............................   2,334,992    2,358,494        2,085,149    2,098,537
  Short-term borrowings.....................     244,995      244,995          296,312      296,312
  Federal Home Loan Bank advances...........     157,954      157,723               --           --
  Long-term debt, excluding capital lease
     obligations............................     114,982      114,982           74,472       74,731
OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
  Forward and futures contracts.............          --          190               --           14
  When-issued securities
     Commitments to sell....................          --            4               --           --
     Commitments to purchase................          --           --               --           --
  Interest rate swaps.......................          --          277               --           --

     The following methods and assumptions were used by the Corporation in estimating the fair value for financial instruments:

     CASH AND CASH EQUIVALENTS. The carrying amount for cash and cash equivalents approximates the fair value of the assets.

     INTEREST-BEARING DEPOSITS AT FINANCIAL INSTITUTIONS AND INVESTMENT SECURITIES. Fair values of these instruments are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on the quoted values of similar instruments.

     TRADING ACCOUNT SECURITIES. These instruments are carried in the consolidated balance sheet at values which approximate their fair value based on quoted market prices of similar instruments.

     LOANS HELD FOR SALE. These instruments are carried in the consolidated balance sheet at the lower of cost or market. The fair value of these instruments is based on subsequent liquidation values of the instruments which did not result in any significant gains or losses.

     LOANS. The fair values of loans are estimated using discounted cash flow analyses, and using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality and risk.

     DEMAND DEPOSITS. The fair values of these instruments (i.e., checking accounts, savings accounts, money market deposit accounts, and NOW accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount).

     TIME DEPOSITS. The fair values of time deposits (i.e., certificates of deposit, IRAs, investment savings, etc.) are estimated using a discounted cash flow calculation that applies interest rates currently being offered on these instruments to a schedule of aggregated expected monthly maturities on time deposits.

     SHORT-TERM BORROWINGS. The carrying amount of short-term borrowings (i.e., federal funds purchased, securities sold under agreements to repurchase, commercial paper, and other short-term borrowings) approximates their fair values.

     FEDERAL HOME LOAN BANK ADVANCES. The fair value of these advances is estimated using discounted cash flow analyses, and using the FHLB quoted rates of borrowing for advances with similar terms.

     LONG-TERM DEBT. The fair value of long-term debt is based on quoted market prices for the Corporation's publicly traded debt.

     OFF-BALANCE-SHEET FINANCING INSTRUMENTS. Fair values of off-balance-sheet instruments are based on current settlement values (forward contracts); quoted market prices (futures and interest rate swaps); and current market values for when-issued securities. The fair value of interest rate swaps represents the unrealized gain in these contracts. The fair value of commitments to extend credit and letters of credit (see Note 17) are not presented, since management believes the fair value to be insignificant as the instruments are expected to expire unused and the fees charged on such instruments are not significant.

NOTE 19.  CONTINGENT LIABILITIES

     Management is of the opinion that the Corporation has accrued liabilities sufficient to cover the estimated costs associated with the ultimate resolution of the pending matters discussed below. Additionally, various other legal proceedings against the Corporation and its subsidiaries have arisen in the ordinary course of business. Management is of the opinion, based upon present information, including evaluations of outside counsel, that the Corporation's financial position will not be materially affected by the ultimate resolution of these other legal matters. The Corporation and/or various subsidiaries are parties to various pending civil actions, all of which are being defended vigorously, as follows:

     In 1988, the Corporation rescinded and terminated a purported agreement for the acquisition of a Louisiana bank holding company, Great American Corporation
(GAC). The Corporation and a subsidiary were made parties to several civil actions relating to the failed acquisition. In the second quarter of 1993 consummation of the settlement of all pending civil actions involving the Corporation and a subsidiary arising from the attempted acquisition of GAC was effected. The costs of such settlement did not exceed amounts previously reserved for such purpose.

     UPNB, a member of the MasterCard and VISA organizations, was a co-defendant or cross-claim defendant in two related civil actions arising out of its previous utilization of a third party, Electronic Transaction Network, Inc.(E-Net), to solicit and assist in the administration of credit card transaction processing arrangements with several thousand consumer merchants located throughout the United States. During the third quarter of 1993, a definitive agreement was entered into for the settlement of all pending litigation against UPNB in connection with its former relationship with E-Net, without the payment of any sum by UPNB.

     The Corporation's former broker/dealer subsidiaries are among the more than 80 defendants in various lawsuits alleging violations of Federal and other securities laws in connection with the underwriting and sale between 1986 and early 1990 of $400 million of housing revenue bonds issued by the Health, Educational, and Housing Facility Board of the City of Memphis, Tennessee, and seven other taxable municipal bond issues. One of such subsidiaries participated in the underwriting of the Memphis issue and is a defendant in purported class claims based on that issue. Several individual actions against these subsidiaries alleging violations in secondary market sales of such issues have been consolidated in the litigation. The bonds were rated AAA by Standard & Poors at the time of issuance, and maintained such rating until January, 1990, when the bonds were downgraded. The market price of the bonds has since declined significantly. Based on the information currently known, the Corporation is of the opinion that it has meritorious defenses and has instructed counsel to vigorously defend the lawsuits. The pending individual actions, even in the aggregate, are not deemed by management to be material to the Corporation's financial position.

     Certain subsidiaries of the Corporation were threatened in 1989 with a civil action by the FDIC for the estate of a closed savings association. If filed, the action would reportedly seek compensatory damages of at least $37 million, and other relief including an injunction against transferring or encumbering any assets until any judgments have been paid, based upon allegations of wrongdoing in the sale of covered call options to the closed savings association. An agreement between all parties to the threatened action providing for the forebearance of the filing of such action and the tolling of applicable statutes of limitation, entered into in 1989, continues in effect. The Corporation has furnished the FDIC with information assertedly demonstrating the lack of merit in the threatened action and believes that such action, if nevertheless filed, can be resolved without material loss.

              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

     The accompanying financial statements and related financial information in this annual report were prepared by the management of Union Planters Corporation in accordance with generally accepted accounting principles, and where appropriate reflect management's best estimates and judgment. Management is responsible for the integrity, objectivity, consistency, and fair presentation of the financial statements and all financial information contained in this annual report.
     Management maintains and depends upon internal accounting systems and related systems of internal controls. The internal control systems are designed to ensure that transactions are properly authorized and recorded in the Corporation's financial records and to safeguard the Corporation's assets from material loss or misuse. The Corporation utilizes a professional staff of auditors who monitor compliance with and assess the effectiveness of the system of internal accounting controls and coordinate overall audit coverage.
     The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with representatives of the Corporation's independent accountants and management to review accounting policies, control procedures, and audit and regulatory examination reports. The independent accountants have free access to the Committee, with and without the presence of management, to discuss the results of their audit work and their evaluation of the adequacy of internal controls and the quality of financial reporting.
     The financial statements have been audited by Price Waterhouse, independent accountants, who were engaged to express an opinion as to the fairness of presentation of such financial statements.

/s/ Benjamin W. Rawlins, Jr.                     /s/ Jack W. Parker
- ----------------------------                     ------------------
Benjamin W. Rawlins, Jr.                         Jack W. Parker
Chairman of the Board and                        Executive Vice President and
Chief Executive Officer                          Chief Financial Officer

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Union Planters Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Union Planters Corporation and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
     As discussed in Note 1 to the consolidated financial statements, in 1993 the Corporation adopted three new accounting standards that changed its method of accounting for postretirement benefits, postemployment benefits and income taxes.

/s/ PRICE WATERHOUSE
- --------------------
PRICE WATERHOUSE
Memphis, Tennessee
January 20, 1994,
  except as to Note 2
  which is as of
  March 1, 1994

                            SELECTED FINANCIAL DATA

                                                                              YEARS ENDED DECEMBER 31, (1)
                                                             --------------------------------------------------------------
                                                                1993         1992         1991         1990         1989
                                                             ----------   ----------   ----------   ----------   ----------
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Net interest income......................................  $  234,605   $  191,137   $  153,555   $  134,324   $  123,155
  Provision for losses on loans............................       9,689       18,557       24,835       19,166       49,229
  Profits and commissions from trading activities..........       8,720       10,168       14,707       24,268       36,700
  Investment securities gains (losses).....................       4,581       13,246        3,344         (341)      (1,294)
  Other noninterest income.................................      71,498       59,859       51,559       46,069       42,121
  Noninterest expense......................................     224,480      199,218      164,771      160,805      177,833
                                                             ----------   ----------   ----------   ----------   ----------
  Earnings (loss) before income taxes, extraordinary item,
    and accounting changes.................................      85,235       56,635       33,559       24,349      (26,380)
  Applicable income taxes (benefit)........................      23,967       15,196        6,051        1,639       (4,111)
                                                             ----------   ----------   ----------   ----------   ----------
  Earnings (loss) before extraordinary item and accounting
    changes................................................      61,268       41,439       27,508       22,710      (22,269)
  Extraordinary item-defeasance of debt, net of taxes......      (3,206)          --           --           --           --
  Accounting changes, net of taxes.........................       5,001           --           --           --           --
                                                             ----------   ----------   ----------   ----------   ----------
  Net earnings (loss)......................................  $   63,063   $   41,439   $   27,508   $   22,710   $  (22,269)
                                                             ----------   ----------   ----------   ----------   ----------
                                                             ----------   ----------   ----------   ----------   ----------
PER COMMON SHARE DATA (2)
  Primary
    Earnings (loss) before extraordinary item and
      accounting changes...................................  $     2.69   $     2.10   $     1.59   $     1.20   $    (1.19)
    Extraordinary item-defeasance of debt, net of taxes....        (.16)          --           --           --           --
    Accounting changes, net of taxes.......................         .25           --           --           --           --
    Net earnings (loss)....................................        2.78         2.10         1.59         1.20        (1.19)
  Fully diluted
    Earnings (loss) before extraordinary item and
      accounting changes...................................        2.49         2.02         1.58         1.20        (1.19)
    Extraordinary item-defeasance of debt, net of taxes....        (.13)          --           --           --           --
    Accounting changes, net of taxes.......................         .21           --           --           --           --
    Net earnings (loss)....................................        2.57         2.02         1.58         1.20        (1.19)
  Cash dividends...........................................         .72          .60          .48          .48          .48
  Book value...............................................       18.96        16.34        14.99        13.61        12.46
  Book value assuming conversion of convertible preferred
    stock..................................................       19.06        16.84        14.95        13.60        12.46
BALANCE SHEET DATA (AT PERIOD END)
  Total assets.............................................  $6,318,186   $5,262,184   $3,786,839   $4,004,710   $4,002,614
  Loans, net of unearned income............................   2,935,215    2,231,839    1,912,914    2,129,083    1,995,383
  Allowance for losses on loans............................      80,442       64,290       47,934       50,921       46,871
  Investment securities....................................   2,617,053    2,198,103    1,147,803    1,155,266    1,019,759
  Deposits.................................................   5,251,366    4,450,176    3,211,261    3,341,840    3,129,567
  Long-term debt (3)
    Parent Company.........................................     114,729       74,292       38,163       44,662       34,500
    Subsidiary Banks.......................................     160,501        2,864        3,922        4,103       39,021
  Total shareholders' equity...............................     477,300      356,211      269,446      237,035      240,591
  Average assets...........................................   6,249,339    4,742,832    3,839,744    4,053,820    3,988,348
  Average shareholders' equity.............................     446,994      329,492      247,859      243,783      265,233
  Average shares outstanding (in thousands)
      Primary..............................................      19,622       16,765       16,632       18,641       18,761
      Fully diluted........................................      23,852       19,609       16,986       18,981       18,761
PROFITABILITY AND CAPITAL RATIOS
  Before extraordinary item and accounting changes
    Return on average assets...............................         .98%         .87%         .72%         .56%          NM%
    Return on average common equity........................       15.18        13.65        11.18         9.34           NM
  Net earnings
    Return on average assets...............................        1.01%         .87%         .72%         .56%          NM%
    Return on average common equity........................       15.70        13.65        11.18         9.34           NM
  Net interest income (taxable-equivalent) to average
    earning assets.........................................        4.34         4.61         4.63         4.00         3.81
  Loans/deposits...........................................       55.89        50.15        59.57        63.71        63.76
  Common and preferred dividend payout ratio...............       34.07        38.93        32.71        40.81           NM
  Equity/assets (period end)...............................        7.55         6.77         7.12         5.92         6.01
  Average shareholders' equity/average total assets........        7.15         6.95         6.46         6.01         6.65
  Tier 1 capital to risk-weighted assets...................       14.85        13.81        12.19         9.57           NA
  Total capital to risk-weighted assets....................       18.59        16.33        14.93        12.17           NA
  Leverage ratio...........................................        7.10         6.85         6.94         5.71         5.76
ASSET QUALITY RATIOS
  Allowance/period end loans...............................        2.74%        2.88%        2.51%        2.39%        2.35%
  Nonperforming loans/total loans..........................         .76         1.70         1.37          .98          .88
  Allowance/nonperforming loans............................      362.83       168.97       182.98       244.77       267.65
  Nonperforming assets/loans and foreclosed property.......         .92         1.99         1.90         1.62         1.26
  Provision/average loans..................................         .35          .86         1.23          .93         2.50
  Net charge-offs/average loans............................         .37          .83         1.38         1.10         2.25

NA -- Not available NM -- Not meaningful

(1) Reference is made to "Basis of Presentation" in Note 1 to the consolidated financial statements.
(2) Share and per share amounts have been retroactively restated for a two-for-one stock split effected March 3, 1989 and for acquisitions accounted for as poolings of interests.
(3) Long-term debt includes subordinated notes and debentures, obligations under capital leases, mortgage indebtedness, and notes payable with maturities greater than a year. Subsidiary banks' long-term debt in 1993 is primarily FHLB advances.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

CORPORATE OVERVIEW

     Union Planters Corporation (the Corporation), a $6.3 billion multi-bank holding company and savings and loan holding company incorporated in 1971 under the laws of Tennessee and headquartered in Memphis, Tennessee, is the third largest independent bank holding company headquartered in Tennessee. The Corporation's activities are conducted through its lead bank, Union Planters National Bank (UPNB), and 28 community banks and three savings and loan subsidiaries (collectively, the Community Banks) located in Tennessee, Mississippi, Arkansas, and Alabama (see Table 15). Subsequent to December 31, 1993 and through March 1, 1994, the Corporation acquired two bank holding companies and one stand-alone bank, resulting in the Corporation having two subsidiary banks in Kentucky and four additional banks in Tennessee. A listing of the individual communities served by the Corporation's banking subsidiaries is presented on page 59 of this report.

     The Corporation, through its subsidiaries, provides a diversified range of banking and financial services in the communities in which it operates, including consumer, commercial and corporate lending, retail banking, mortgage banking and other ancillary financial services normally furnished by full-service financial institutions. Primarily through UPNB, the Corporation also is engaged in mortgage servicing; investment management and trust services; the issuance and servicing of credit and debit cards; and the origination, packaging, and securitization of loans, primarily the government-guaranteed portions of Small Business Administration (SBA) loans.

     This section of the annual report provides a narrative discussion and analysis of the Corporation's results of operations and financial condition for the last three years. The foregoing financial statements and related notes and the financial tables which follow this discussion should be considered an integral part of this analysis.

ACQUISITIONS

     Acquisitions have been and are expected to continue to be an important part of the expansion of the Corporation's business. Over the last three years, the Corporation has acquired 16 financial institutions which have increased total assets by approximately $2.9 billion. Reference is made to Note 2 to the financial statements and Tables 3 and 15 for additional information concerning the institutions acquired.

     Management's philosophy has been to provide additional diversification of the revenue sources and earnings of the Corporation through the acquisition of small-and medium-size financial institutions, allowing them to, where practicable, remain separate entities, and to retain their names and boards of directors as well as substantial autonomy in their day-to-day operations which permits the institutions to grow within their markets without disruption. Certain larger strategic acquisitions, Metropolitan and Fidelity (Note 2 to the financial statements), have also been made.

     This philosophy has made the Corporation an attractive acquiror of financial institutions. Certain functions such as loan review, audit, payroll, insurance management, data processing, and investment portfolio management are centralized. Management believes that this philosophy provides the institution with an environment which promotes high performance.

     All of the Corporation's Community Banks have been acquired since 1986 and are generally located in nonmetropolitan towns and communities, with the exception of the Metropolitan and Fidelity acquisitions, and provide banking services and loan products to such communities with an emphasis on single-family residential mortgages, consumer, and small commercial lending. Of the 31 Community Banks owned at December 31, 1993, 18 have the largest deposit share and seven have the second largest deposit share in their respective markets providing UPC with a strong competitive position in those markets.

     The Corporation expects to continue to take advantage of the consolidation of the financial industry by further developing its franchise through acquisitions. Future acquisitions, as have certain acquisitions in the past, may entail the payment by the Corporation of consideration in excess of the book value of the underlying assets being acquired and may result in the issuance of additional shares of the Corporation's Common and Preferred Stock or the incurring of additional indebtedness by the Corporation, which may rank senior to outstanding subordinated debt, and could have a dilutive effect on earnings or book value per share of the Corporation in the short-term.

     In 1994, the Corporation plans to organize and capitalize as four separate Tennessee operating subsidiaries the regional locations of UPNB in Middle Tennessee (Nashville and Murfreesboro), East Tennessee (Knoxville), Jackson, and Chattanooga in order to enhance profitability in these regions by providing better community and customer focus. The new banks will operate the same as the Corporation's other subsidiary banks. UPNB's assets will decline approximately $1.5 billion to approximately $2.0 billion following the capitalization of the new entities. Dividends from UPNB are expected to provide the funding for the capitalization of the separate banks.

     The Corporation also has plans to merge four existing banking subsidiaries into two of the newly created subsidiaries. These mergers are expected to be made because of their geographic proximity to the institutions being formed. These mergers are expected to take place over the next few years. Management believes the Corporation's consolidated balance sheet and results of operations will not be significantly impacted by these transactions.

1993 PERFORMANCE SUMMARY

     The Corporation reported record net earnings of $63.1 million in 1993, a 52% increase over net earnings of $41.4 million in 1992, compared to net earnings of $27.5 million in 1991. Fully diluted earnings per common share were $2.57 in 1993, compared to $2.02 and $1.58 in 1992 and 1991, respectively. Returns on average assets (ROA) and on average common equity (ROE), key measurements of profitability in the banking industry, were 1.01% and 15.70%, respectively, in 1993, versus .87% and 13.65%, respectively, in 1992. ROA and ROE in 1991 were .72% and 11.18%, respectively.

     Included in net earnings in 1993 was a net benefit of $1.8 million, or $.08 per fully diluted common share, from the cumulative effect of certain accounting changes partially offset by an extraordinary item related to the in-substance defeasance of debt. Reference is made to Notes 9, 15, and 16 for additional information regarding these items.

     The improvement in earnings in 1993 resulted from continued growth of net interest income through acquisitions and existing operations, a lower provision for losses on loans related to a significant improvement in asset quality, and a reduction in provisions for resolution of litigation and certain operating expenses. The impact of banks acquired accounted for approximately one fourth of the improvement in net earnings. The growth in earnings between 1991 and 1992 was due to a favorable interest rate environment, acquisitions, investment securities gains, and lower provisions for losses on loans partially offset by one-time expenses and increased expenses from acquisitions.

     UPNB had net earnings of $35.6 million in 1993, compared to $27.1 million in 1992. ROA and ROE in 1993 were 1.07% and 15.26%, respectively, compared to .89% and 14.07%, respectively, in 1992. The Community Banks had net earnings of $30.2 million in 1993, compared to $24.2 million in 1992. ROA and ROE for the Community Banks were 1.01% and 11.86%, respectively, compared to 1.36% and 16.71%, respectively, in 1992. The Community Banks' decline in ROA and ROE in 1993 was due primarily to one-time charges related to institutions acquired in 1993 and provisions for conversion to a new data processing system.

     Table 1 summarizes the operating results for each of the major operating units of the Corporation for each of the last five years. Additionally, Table 2 presents for the last five years the specific contributions to fully diluted earnings per common share. A more detailed analysis of results of operations and financial condition follows.

                               EARNINGS ANALYSIS

NET INTEREST INCOME

     Net interest income is the single most significant component of the Corporation's earnings. For purposes of this discussion, net interest income has been adjusted to a fully taxable-equivalent basis for certain tax-exempt loans and investment securities. Reference is made to Tables 4 and 5 which present the Corporation's average balance sheet and rate and volume analysis for each of the years in the three-year period ended December 31, 1993.

     In 1993, net interest income increased 24% from 1992, primarily as a result of acquisitions. A favorable interest rate environment and acquisitions were the primary reasons for the 24% growth of net interest income between 1991 and 1992. Net interest income was $247.9 million in 1993, compared to $200.0 million in 1992 and $161.3 million in 1991.

     Taxable-equivalent interest income increased 18% in 1993 to $412.5 million and increased 3% in 1992 to $349.4 million, due primarily to the growth of earning assets from the Corporation's acquisitions. Average earning assets were $5.7 billion in 1993, compared to $4.3 billion and $3.5 billion in 1992 and 1991, respectively. Loans and investment securities represented 49% and 45%, respectively, of average earning assets in 1993, compared to 50% and 42%, respectively, in 1992 and 58% and 32%, respectively, in 1991.

     The shift in the mix of average earning assets to investment securities is primarily due to the acquisition of deposits from the RTC (Metropolitan, Note 2 to the financial statements) in 1992 which provided approximately $500 million in cash which was invested in investment securities. Acquisitions of other institutions with low loan-to-deposit ratios, strong competition for good quality loans, run-off of indirect consumer lending (a segment of lending no longer emphasized), pay-offs of mortgage loans because of heavy refinancing activity, and a reduction by management in the number of large loan relationships have all contributed to the mix change.

     The taxable-equivalent yield on average earning assets has declined from 9.75% in 1991 to 7.21% in 1993. This is due to the declining interest rate environment over the last three years which has resulted in funds being invested at lower rates as higher earning assets mature or reprice. This downward trend is expected to continue unless a significant increase in interest rates should occur. Loan volume is beginning to increase and should improve with the economy which would help offset the decline in yield on earning assets.

     Interest income has also increased due to an increase in average interest-free deposits (demand deposits) of $190 million and $81 million in 1993 and 1992, respectively, which provided additional investable funds. Approximately 60% of the increase is attributable to acquisitions and the remaining portion is attributable to growth due to the low interest rate environment. Individuals are not as concerned with balances in noninterest bearing accounts as they are when interest rates are higher. Corporate customers are required to keep higher compensating balances because of the low interest credits for their balances.

     Mortgage servicing-related demand deposits have not increased significantly between 1992 and 1993; however, they are at historically high levels due essentially to the high volume of refinancing activity in both years. A rising interest rate environment would result in a decline in such deposits, since refinancing activity would be expected to decline.

     In 1993, interest expense increased 10% to $164.5 million following a 16% decline in interest expense in 1992. The increase in 1993 is primarily the result of a $1.2 billion increase in average interest-bearing liabilities to $5.0 billion. The majority of the increase relates to acquisitions which increased interest-bearing deposits. Also increasing interest expense was a $100 million increase in average Federal Home Loan Bank (FHLB) advances in 1993 which were made to lock in interest rate spreads by borrowing low cost funds from the FHLB and investing the proceeds in higher yielding assets. The decline in interest expense between 1991 and 1992 was due primarily to a decline in market interest rates partially offset by an increase in interest-bearing deposits mostly attributable to acquisitions.

     The rates paid for interest-bearing liabilities have continued to decline over the last three years. In 1991, the average rate paid on interest-bearing liabilities was 5.78%, declining to 3.92% in 1992 and to 3.29% in 1993. Management expects rates to begin to gradually increase over the next twelve months.

     The repricing of earning assets in the current low interest rate environment has put downward pressure on the net interest margin in 1993. This follows two years of growth in the margin due to a declining interest rate environment in which interest-bearing liabilities repriced downward faster than interest-earning assets did which was offset in 1992 by a decline related primarily to the Metropolitan transaction in the first quarter of 1992. In 1993, the repricing of earning assets at lower interest rates continued while the repricing of interest-bearing liabilities at lower interest rates was not as dramatic. The interest rate spread in 1993 was 3.92%, compared to 4.13% in 1992 and 3.97% in 1991. Over the last three years, the net interest margin declined from 4.63% in 1991 to 4.61% in 1992 and 4.34% in 1993.

     The decline of the net interest margin is expected to continue in 1994, unless significant loan growth should occur. Generally rising interest rates will result in continued downward pressure on the net interest margin as interest-bearing liabilities are expected to reprice before interest-earning assets. Loan demand is beginning to increase which should partially offset any negative impact from rising interest rates. Reference is made to the "Asset/Liability Management" discussion for additional information regarding how the Corporation is positioned to react to changing interest rates.

     In 1993, the Corporation entered into three off-balance-sheet interest rate swaps to lessen the Corporation's sensitivity to interest rate fluctuations (see
Note 17 to the financial statements). The impact of these interest rate swaps on the Corporation's net interest income was not significant in 1993.

PROVISION FOR LOSSES ON LOANS

     The provision for losses on loans (the provision) is the charge to earnings to increase the allowance for losses on loans to the level required to cover potential losses inherent in the loan portfolio. Management's policy is to maintain the allowance for losses on loans at a level considered necessary to absorb all estimated losses inherent in the loan portfolio. Reference is made to "Allowance for Losses on Loans", "Nonperforming Assets" and "Potential Problem Assets" discussions for additional information regarding items that may impact the provision.

     In 1993, the provision was $9.7 million, down $8.9 million from $18.6 million in 1992 which compared to $24.8 million in 1991. The decline in the provision is reflective of improving asset quality. Financial institutions acquired during 1993 increased the provision by approximately $3.9 million. Excluding the impact of acquisitions, management does not expect the provision to increase significantly in 1994.

NONINTEREST INCOME

     Noninterest income increased 2% in 1993, compared to a 20% increase in 1992. Excluding securities gains, the increase in 1993 was 15% compared to 6% in 1992. The components of noninterest income are detailed in the statement of earnings and Note 14 to the financial statements.

     The increase in noninterest income in 1993 is primarily attributable to acquisitions which increased noninterest income approximately $8.8 million, derived primarily from service charges on deposit accounts, mortgage servicing income, credit life insurance commissions, and safe deposit rentals. Also contributing to the increase were the revenues of the SBA Loan Trading operation which increased $2.0 million in 1993 to $6.6 million. This operation purchases, pools, and securitizes the government-guaranteed portions of SBA loans. Partially offsetting these increases was a decline in the revenues from the Capital Markets operation which decreased $3.4 million to $2.1 million in 1993. Capital Markets purchases, pools, and securitizes portfolios of whole mortgage loans, consumer paper, and other financial instruments and sells the resulting securities in the open market. Revenues of the Capital Markets operation have declined over the past three years due to increased competition and the low interest rate environment. Both the SBA and Capital Markets operations' revenues are volatile from quarter-to-quarter and year-to-year and future levels cannot be predicted with any certainty. Noninterest income also declined $2.6 million from 1992 to 1993 due to noninterest income of $3.5 million and $901,000, respectively, which was related to a troubled debt restructuring. Mortgage servicing income declined $900,000 in 1993 to $7.6 million due to the low interest rate environment which has resulted in a record level of refinancing of mortgage loans. Merchant credit card fees continued to grow in 1993. Trust service income increased 12% in 1993, following a 4% decline in 1992.

     In 1992, revenues increased $3.5 million due to the troubled debt restructuring mentioned above. Revenues from the SBA Loan Trading operation increased $2.2 million in 1992 to $4.6 million, compared to $2.4 million in 1991. Also contributing to the increase were increased earnings of $1.9 million from VSIBG, the limited partnership formed when the Corporation restructured its broker/dealer operations in 1990. Service charges on deposit accounts increased $1.4 million to $20.8 million in 1992, compared to $19.4 million in 1991. The increase in service charge income was essentially due to acquisitions. Partially offsetting these increases was a 1992 decrease in revenues from the Capital Markets operation of $6.8 million to $5.5 million, compared to total revenues of $12.3 million in 1991.

     Investment securities gains were $4.6 million in 1993, compared to $13.2 million in 1992 and compared to $3.3 million in 1991. Securities gains in all three years were due to various restructuring activities within the investment securities portfolio.

     Noninterest income is expected to continue to grow primarily through acquisitions but also through growth of existing operations and development of new products. Securities gains or losses from the available for sale portfolio may occur as a result of changing economic conditions and other factors deemed to require portfolio restructuring. Mortgage servicing income is expected to continue to decline until the refinancing activity slows. Revenues from merchant credit card fees, trust income, and service charges on deposits are expected to continue to increase.

NONINTEREST EXPENSE

     Noninterest expenses increased 13% in 1993 to $224.5 million, following a 21% increase in 1992 to $199.2 million from $164.8 million in 1991. The components of noninterest expense are detailed in the statement of earnings and
Note 14 to the financial statements.

     Included in the increase in expenses in 1993, 1992, and 1991 were certain unusual expenses as follows:

                                                               1993       1992        1991
                                                               ----       -----       -----
                                                                  (DOLLARS IN MILLIONS)
    Data processing conversion costs.........................  $4.4       $  --       $  --
    Merger related expenses..................................   2.1          --          --
    Write-off of intangibles.................................   1.2          --         1.1
    Provisions for litigation settlements....................    --         9.0         7.6
    Provisions for abandoned property........................    --         5.2         1.6
    Accelerated amortization of other intangibles............   1.4         1.6          --
    Accelerated amortization of mortgage servicing rights....    .5         8.2          --
                                                               ----       -----       -----
              Total..........................................  $9.6       $24.0       $10.3
                                                               ----       -----       -----
                                                               ----       -----       -----

     Salaries and employee benefits which are the largest component of noninterest expense were $98.9 million in 1993, a 32% increase from $74.8 million in 1992 and compared to $69.8 million in 1991. The majority of the increase is related to acquisitions. In 1993, acquisitions accounted for almost 75% of the increase. Full-time-equivalent employees have increased from 2,161 in 1991 to 2,539 in 1992 and to 3,003 in 1993. Acquired institutions increased full-time-equivalent employees by 487 in 1993.

     Effective January 1, 1993, the Corporation adopted the provisions of SFAS No. 106 and SFAS No. 112 which changed the accounting for postretirement and postemployment benefits (Note 15 to the financial statements). The Corporation elected to expense on January 1, 1993, the accumulated postretirement and postemployment obligations of $9.6 million ($5.9 million after taxes) instead of amortizing the obligation to expense over 20 years as permitted by the new standards. The ongoing impact of these accounting changes is not expected to increase expenses significantly over current levels.

     Occupancy and equipment expense increased 25% in 1993, following a 20% increase in 1992. The increases are primarily related to acquisitions which have significantly increased the number of branch locations (see the inside front cover of this report for a listing of the branch locations). The increase in these expenses was limited due to "negative goodwill" resulting from the Fidelity acquisition in 1992 which allowed the Corporation to write down the fixed assets of Fidelity by the amount of negative goodwill which resulted in lower occupancy and equipment expense of approximately $2.3 million annually.

     UPNB completed the Union Planters Administrative Center at the end of 1991, and in February 1994, completed a new headquarters building. The addition of these two new buildings is not expected to significantly impact the Corporation's total occupancy and equipment expenses because existing buildings have been sold and operating efficiencies are being realized from the new buildings.

     Other noninterest expenses decreased $5.2 million in 1993 to $93.9 million, following an increase of $25.3 million between 1991 and 1992 to $99.1 million. The major changes relate to the unusual and one-time charges noted above and to the impact of acquisitions.

     The most significant other changes in other noninterest expense are: (i) FDIC insurance assessment expense which increased $3.6 million in 1993 to $12.7 million, compared to $9.1 million and $6.8 million in 1992 and 1991, respectively, due to an increase by the FDIC in its premium rate in 1991 and higher levels of deposits primarily attributable to acquisitions; (ii) legal fees, which have been a significant part of noninterest expense, decreased $2.9 million in 1993 to $2.3 million, compared to

$5.2 million and $4.3 million in 1992 and 1991, respectively, attributable to the final resolution of a significant amount of litigation; (iii) other real estate expenses declined 30% in 1993 to $2.3 million from $3.2 million in 1992 and $2.4 million in 1991, primarily due to improving asset quality; (iv) merchant credit card charges grew 17% to $4.6 million in 1993, compared to $3.9 million in 1992 and $3.1 million in 1991 (increased in relation to merchant credit card fee income which also increased over these periods). Other noninterest expenses (detailed in Note 14 to the financial statements) have increased primarily due to acquisitions.

     Management is committed to controlling and reducing noninterest expenses where possible. With the downward pressure on the net interest margin, management is evaluating ways to further reduce noninterest expenses. Tight controls remain in effect on discretionary expenses. The one-time expenses identified previously are not expected to impact future earnings.

     In the last half of 1993, management made a decision to convert all of the Corporation's subsidiaries to a common data processing system. As noted above, the Corporation provided for data processing conversion costs in 1993 of $4.4 million. Once the conversion is completed, the Corporation's ongoing operating costs are expected to be reduced significantly. Management has estimated annual cost savings of approximately $6.0 million from the conversion of existing institutions to the new data processing system. However, there can be no assurance that savings of that magnitude will be realized. As the Corporation acquires financial institutions, provisions will be required to convert their data processing systems to the common system. The impact of such provisions cannot be estimated at this time.

TAXES

     In the first quarter of 1993, the Corporation adopted SFAS No. 109, "Accounting for Income Taxes" (see Note 16 to the financial statements). Applicable income taxes consist of provisions for federal and state income taxes. Applicable income taxes before the cumulative effect of accounting changes and the extraordinary item were $24.0 million in 1993, compared with $15.2 million and $6.1 million, respectively, in 1992 and 1991.

     Effective tax rates before the cumulative effects of accounting changes and the extraordinary item for 1993, 1992, and 1991 were 28.1%, 26.8%, and 18.0%, respectively. The variances from statutory rates are attributable primarily to income from tax-exempt investment securities and loans and utilization of both federal and state net operating loss carryforwards. The tax provision for 1993 was also affected by the enactment of tax law changes which became effective during the third quarter of 1993. This legislation resulted in a $2.9 million reduction in the tax provision for current operations. These changes were primarily due to the deduction of previously nondeductible amortization of certain intangible assets and the impact on the deferred tax asset of the increase in the federal tax rate to 35%. These benefits have been partially offset by the increase in the federal tax rate to 35% for the current year provision. For additional information regarding the Corporation's effective tax rate and the composition of income tax expense for the last three years, see
Note 16 to the financial statements.

     The realization of approximately $7.4 million of the deferred tax asset of $39.6 million is dependent upon generation of future taxable income sufficient to offset these deductions. Management believes that, based upon historical earnings and anticipated future earnings, normal operations will continue to generate sufficient future taxable income to realize all of these benefits. Because this income should be generated without requiring changes to the current operating environment of the Corporation, no extraordinary strategies are deemed necessary by management to generate sufficient income for purposes of realizing the deferred tax asset.

     The criteria for recognition of the deferred tax asset for regulatory capital purposes are more stringent than for financial statement purposes and allow only limited anticipation of future taxable income. Approximately $1.9 million of the Corporation's deferred tax asset has been disallowed for regulatory capital purposes. See Table 13 for the risk-based capital computation.

                          FINANCIAL CONDITION ANALYSIS

     During 1993, the Corporation's balance sheet grew significantly as the Corporation completed twelve acquisitions. At December 31, 1993, total assets were $6.3 billion compared to $5.3 billion at December 31, 1992. Average total assets were $6.2 billion in 1993, compared to $4.7 billion in 1992. The following is a more detailed discussion of the changes in the financial condition of the Corporation between 1993 and 1992.

MONEY MARKET INVESTMENTS

     Money market investments include interest-bearing deposits at financial institutions, federal funds sold, securities purchased under agreements to resell, trading account securities, and loans held for sale. These investments provide the Corporation with a ready source of liquidity. Table 12 details these investments at December 31 for each of the last three years and Table 4 presents the average balances, interest income, and weighted average yields for the last three years. At December 31, 1993, these investments totaled $289 million and averaged $357 million in 1993 with an average yield of 4.39%. This compares to $378 million at December 31, 1992 and an average balance of $343 million in 1992 with an average yield of 5.37%. The most significant components of these investments are federal funds sold and trading account securities, which are primarily the government-guaranteed portions of SBA loans.

INVESTMENT SECURITIES

     Prior to January 1, 1994, investment securities included securities held for sale and securities held for investment. At December 31, 1993, investment securities represented 45% of total earning assets. Note 4 to the financial statements details the components of the investment portfolio at December 31, 1993 and 1992, and the maturities and weighted average yields at December 31, 1993. Table 4 presents the average balance, tax-equivalent interest income, and tax-equivalent yield of investment securities for each of the last three years.

     Effective January 1, 1994, the Corporation adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" which is discussed in Note 1 to the financial statements.

     Upon adoption of SFAS No. 115, the Corporation transferred all securities currently in the held for sale and held for investment portfolios, except for obligations of states and political subdivisions, to the available for sale category. The total amount of securities transferred on January 1, 1994 to the available for sale portfolio from the held for sale and held for investment portfolios was $2.2 billion ($595 million and $1.6 billion, respectively).

  Held for Sale

     At December 31, 1993, held for sale securities were $595 million, compared to $477 million at December 31, 1992. The held for sale portfolio had unrealized gains of $5.6 million and unrealized losses of $234,000 at year end 1993 which compared to $9.1 million and $212,000, respectively, at year end 1992. The decline in the amount of unrealized gains is primarily attributable to changes in the composition of the portfolio. Held for sale securities (available for sale securities under SFAS No. 115) may be sold in response to changes in interest rates, liquidity needs, or asset/liability strategies. The largest component of this portfolio is $234 million of mortgage-backed securities. In the low interest rate environment, the Corporation has some exposure to prepayments for these securities and monitors the portfolio on an ongoing basis. Proceeds from the sales and maturities of these securities totaled $795 million in 1993, resulting in net realized gains of $2.8 million.

  Held for Investment

     Securities held for investment totaled $2.0 billion at December 31, 1993, compared to $1.7 billion at December 31, 1992. Unrealized gains and losses in this portfolio totaled $41.2 million and $2.4 million, respectively, at December 31, 1993, compared to $34.1 million and $1.6 million, respectively, at December 31, 1992. The increases in this portfolio were primarily in obligations of state and political subdivisions (49% of the increase) and U.S. Treasury securities (33% of the increase). Proceeds from in-substance maturities (sales of securities within 90 days of maturity) and calls of these securities totaled $1.0 billion in 1993, resulting in net realized gains of $1.8 million.

LOANS

     Loans are the largest component of the Corporation's earning assets. At December 31, 1993, loans totaled $2.9 billion, compared to $2.2 billion at December 31, 1992. Average loans were $2.8 billion in 1993, compared to $2.2 billion in 1992, with average yields of 8.79% and 9.30%, respectively. Table 7 presents the composition of the loan portfolio for each of the last five years. The Corporation's acquisitions have significantly impacted loans. Acquisitions completed in 1993 added $649 million to loans (see Table 3).

     During the past three years, adverse economic conditions and strong competition have resulted in limited opportunities to make quality loans. Moreover, to lessen risk, management has reduced the in-house lending limits to large borrowers. The growth in the loan portfolio from acquisitions has been primarily in real estate loans secured by 1-4 family residential properties and consumer loans. The growth through acquisitions has been partially offset by a decline in single family residential loans, predominately adjustable-rate loans, due to refinancing activity caused by the low interest rate environment. During the fourth quarter of 1993, some growth occurred in commercial lending. The Community Banks have provided some growth in 1993. Average loans, excluding the impact of acquisitions, increased $71 million in 1993.

     Management expects loan growth to increase in 1994 as the economy continues to improve. Emphasis will continue to be placed on expanding the portfolio of residential real estate and consumer loans. Commercial lending activity is also expected to increase in 1994.

ALLOWANCE FOR LOSSES ON LOANS

     The allowance for losses on loans (the allowance) at December 31, 1993, was $80.4 million, or 2.74% of loans, compared to $64.3 million, or 2.88% of loans at December 31, 1992. Management's policy is to maintain the allowance at a level deemed sufficient to absorb estimated losses in the loan portfolio. The adequacy of the allowance is reviewed in detail quarterly taking into account current and anticipated economic conditions and the related impact on specific borrowers and industry groups, historical loan loss experience, the level of classified and nonperforming loans, reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, and the results of regulatory examinations. In the Corporation's due diligence investigation of potential acquisition candidates, this same type of evaluation is made to determine whether the institutions being acquired have the same reserve standards as the Corporation. Tables 8 and 10 present detailed information regarding the allowance for each of the last five years.

     The significant increase in the allowance in 1993 was the result of acquisitions which increased the allowance by $16.6 million. Net charge-offs as a percentage of average loans declined to .37% in 1993, compared to .83% in 1992 which reflects the improving asset quality trend. Gross charge-offs declined $13.3 million to $18.8 million in 1993 (including $6.2 million for 1993 acquisitions), primarily in the commercial loan category. Recoveries of previously charged-off loans were $8.7 million in 1993, down from $14.2 million in 1992. Recoveries in 1992 included a $7.0 million recovery of one loan resulting from the consummation of a troubled debt restructuring.

     Excluding the impact of acquisitions, management does not expect any significant increase in charge-offs or the provision for losses on loans in 1994. Credit quality has improved significantly in the last twelve months and no significant negative trends have been noted. If significant loan growth should occur, some increase in the provision for losses on loans would be expected.

LOAN CONCENTRATIONS

     Management believes that the Corporation's loan portfolio is adequately diversified. Diversification is considered important because it reduces the risks associated with changing economic conditions. The Corporation's Community Banks and UPNB serve communities in Tennessee, Northern Mississippi, Northeast Arkansas, Kentucky, and Alabama. At December 31, 1993, the Corporation had no concentrations equaling 10% or more of loans in any single industry.

     The Corporation's largest concentration of loans is in single family residential loans (35%) which historically have had low loss experience. Over the last several years, management has also made efforts to diversify the loan portfolio between large and smaller sized loans to lessen the Corporation's risk exposure. Management believes that this objective has been achieved, since at December 31, 1993, the Corporation had only $228 million of loans ($381 million of commitments) where the relationship exceeded $5 million.

NONPERFORMING ASSETS

     Nonperforming assets consist of nonaccrual and restructured loans, other real estate owned, and other foreclosed properties. Table 9 presents an analysis of nonperforming assets and loans 90 days or more past due for the last five years. Note 1 to the financial statements describes the Corporation's policy for placing loans on nonperforming status.

     Nonperforming assets declined significantly in 1993 and were $27.0 million, or .92% of loans and foreclosed properties at December 31, 1993, compared to $44.5 million, or 1.99% of loans and foreclosed properties at December 31, 1992. Nonperforming loans were $22.2 million, or .76% of loans, compared to $38.0 million, or 1.70% of loans, at December 31, 1992. Institutions acquired in 1993 accounted for approximately $4.2 million of the total nonperforming assets at December 31, 1993.

     Nonaccrual loans represent the largest component of nonperforming assets and totaled $14.6 million at year end 1993 compared to $36.7 million at year end 1992. The allowance for losses on loans as a percentage of nonperforming loans was 363% at year end 1993, compared to 169% at year end 1992. At December 31, 1993, the largest amounts of nonaccrual loans were concentrated in 1-4 family residential loans ($4.5 million), commercial real estate loans ($3.6 million), and commercial loans ($2.5 million). Excluding the impact of acquisitions, management does not anticipate any significant increase in the level of nonaccrual loans in 1994.

     The increase in restructured loans in 1993 relates primarily to one $6.0 million loan which was renegotiated during the second quarter of 1993. The borrower is in compliance with the restructured terms and has demonstrated an ability to make payments over a period of time. If the performance continues, the Corporation expects to return the loan to performing status. Foreclosed properties declined $1.7 million to $4.8 million at December 31, 1993.

POTENTIAL PROBLEM ASSETS

     Potential problem assets consist of assets which are generally secured and not currently considered nonperforming, and include those assets where information about possible credit problems has caused management to have serious doubts as to the ability of such borrowers to comply with present repayment terms. Historically, these assets have been loans that become nonperforming. At December 31, 1993, the Corporation had potential problem assets (all of which were loans) totaling $6.5 million which are not expected to significantly impact asset quality of the Corporation.

DEPOSITS

     The Corporation's deposit base is its primary source of liquidity. Total deposits consist of deposits from the communities the Corporation serves with no significant out-of-market deposits. Tables 4 and 6 present the average balances and average rates paid on the Corporation's deposits.

     Average total deposits increased 30% in 1993 to $5.3 billion, compared to $4.1 billion in 1992. At December 31, 1993, total deposits were $5.3 billion, compared to $4.5 billion at December 31, 1992. Average deposits increased primarily due to acquisitions in 1993 which increased total deposits approximately $1.0 billion. Excluding the impact of acquisitions, deposits have declined approximately $232 million between 1992 and 1993.

     The low interest rate environment over the last three years has caused consumers to evaluate their interest-bearing deposits versus other investment alternatives which has resulted in some disintermediation of deposits from the banking system. Emphasis is being placed by management on nontraditional investment products in an attempt to retain customers considering leaving the deposit system.

     All categories of average deposits increased in 1993, principally from acquisitions. Acquisitions were the primary reason for the increase in average interest-bearing deposits of 29% between 1992 and 1993. Average noninterest-demand deposits increased 37%, primarily from acquisitions but also from growth due to the low interest rate environment. The current environment requires commercial customers to maintain larger balances to offset the impact of lower earnings credit rates and individuals are not as concerned with noninterest-bearing balances as they are in a higher interest rate environment. Finally, mortgage-related demand deposits are at historically high levels because of prepayments due to refinancing activity.

SHAREHOLDERS' EQUITY

     Shareholders' equity increased $121.1 million in 1993 to $477.3 million at December 31, 1993. The ratio of shareholders' equity to total assets at December 31, 1993 and 1992 was 7.55% and 6.77%, respectively. Common and preferred stock issued in connection with acquisitions accounted for $74 million of the increase. Additionally, shareholders' equity increased $5 million due to stock issued through stock options, employee benefit plans, and the Corporation's dividend reinvestment plan. Retained net earnings (earnings less dividends paid) increased shareholders' equity by $42 million. Total dividends paid in 1993 totaled $21 million which represented a 34% dividend payout ratio and compares to dividends paid of $16 million in 1992 which represented a 39% dividend payout ratio.

CAPITAL ADEQUACY

     The key to continued growth and profitability for the Corporation is to maintain an adequate level of capital. Capital adequacy is determined based upon the level of capital as well as asset quality, liquidity, earnings history, economic conditions, and the level of acquisition activity.

     The Federal Reserve Board (Federal Reserve), the Office of the Comptroller of the Currency (OCC), the Office of Thrift Supervision (OTS), and the Federal Deposit Insurance Corporation (FDIC) have adopted capital guidelines governing the Corporation and its subsidiary banks and savings and loan institutions. These guidelines require the maintenance of an amount of capital based on risk-weighted assets in order that certain higher risk categories of assets will have more capital backing them than lower risk assets. Capital is also required to be maintained for certain off-balance-sheet activities such as loan commitments and letters of credit.

     The regulatory capital guidelines divide capital into two tiers, Tier 1 and Tier 2 capital. Tier 1 capital consists of common shareholders' equity, noncumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock, and minority interests in consolidated subsidiaries less certain intangibles and one-half of investments in unconsolidated subsidiaries. In certain other instances, other deductions may be required such as a disallowed portion of a deferred tax asset or, until approved for inclusion, the net adjustment to equity for the fair value adjustment to available for sale investment securities (SFAS No. 115). Tier 2 capital includes a portion of the allowance for losses on loans, preferred stock not qualifying as Tier 1 capital, and qualifying subordinated debt. In determining the risk-based capital requirements, assets are assigned risk weights of zero to 100 percent, depending on the regulatory assigned levels of credit risk associated with such assets. Off-balance-sheet items are included in the calculation of risk-adjusted assets through conversion factors established by the regulatory agencies. At December 31, 1993, the Corporation's Tier 1 and Total capital to risk-weighted assets ratios were 14.85% and 18.59%, respectively, well above required regulatory minimums. These ratios compare to 13.81% and 16.33%, respectively, at December 31, 1992.

     In addition to the risk-weighted capital requirements, the regulatory agencies have established a leverage capital requirement. This is calculated by dividing Tier 1 capital by unadjusted quarterly average total assets. At December 31, 1993, the Corporation's leverage ratio was 7.10%, compared to 6.85% at December 31, 1992, which exceeded the required regulatory minimums.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established five capital categories for banks, savings and loan associations, and bank holding companies. Institutions are classified into the capital categories based on their leverage ratio and Tier 1 and Total capital risk-weighted ratios. At December 31, 1993, the Corporation and its subsidiary financial institutions qualified for the "well-capitalized" capital category.

LIQUIDITY

     Liquidity for a financial institution is the ability to meet cash flow requirements for deposit withdrawals, new loans, and loan commitments, and to take advantage of attractive investment opportunities. The Corporation's primary sources of liquidity are its deposit base and money market investments which were discussed previously. Liquidity is also achieved through short-term borrowing, borrowing under available credit lines, and the issuance of securities and debt instruments in the marketplace.

     The parent company's primary source of liquidity is management fees and dividends from subsidiaries. Note 12 to the financial statements provides a discussion of the restrictions upon the Corporation's subsidiaries ability to pay dividends and extend credit to the parent company. The number of subsidiary financial institutions owned by the Corporation provides a diversified base for the payment of dividends should one or more of the subsidiaries have capital needs and be unable to pay dividends to the parent company.

     During 1993, the parent company issued $75 million of 6.25% Subordinated Notes due 2003 under a $150 million shelf registration statement and received net proceeds of approximately $74 million. Approximately $39 million of the proceeds were used to in-substance defease the Corporation's 10 1/8% Subordinated Debentures due 1999 (see Note 9 to the financial statements).

     At December 31, 1993, the parent company had cash and cash equivalents totaling $102 million compared to $59 million at December 31, 1992, which management believes provides the parent company with adequate liquidity. Additional liquidity will be provided from management fees and dividends from subsidiaries. The liquidity needs of the parent company are for the payment of operating expenses of the parent company, dividends on outstanding Common and Preferred Stock, repayment of debt, debt service, and funding for acquisitions. Additionally, management has the option to call for redemption on or after October 31, 1994, the Series C Preferred Stock currently outstanding, assuming approval were granted by the Federal Reserve, although there can be no assurance that such approval would be granted. Based on the current interest rate environment and the Corporation's existing capital levels, it is probable that the Corporation's right of redemption will be exercised.

ASSET/LIABILITY MANAGEMENT

     Asset/liability management is considered to be one of the most important aspects of the Corporation's efforts to sustain profitability. The goal of the Corporation's asset/liability management is to maximize net interest income within acceptable levels of interest rate risk and liquidity. To achieve this goal, a proper balance must be maintained between assets and liabilities with respect to size, maturity, repricing, rates of return, and degrees of risk.

     The Corporation's Funds Management Committee oversees the conduct of global asset/liability management for the Corporation. This committee reviews the asset/liability structure and interest rate sensitivity of each affiliated financial institution and that of the consolidated Corporation. While the Corporation grants wide latitude to the management of its affiliated financial institutions, it is the policy of the Corporation that each affiliate establish policies for the proper conduct of balance sheet management. These policies contain, at a minimum, limits on rate sensitivity, guidelines for liquidity maintenance, and capital ratio guidelines.

     The Corporation performs rate-sensitivity analysis regularly to show repricing amounts for the first twelve months, years one to two, years two through five, and in a single category for all amounts occurring more than five years from the analysis date. Table 11 presents the Corporation's rate-sensitivity analysis at December 31, 1993.

     Balance sheet simulation analysis is also conducted to determine the impact on net interest income for the next twelve months under several interest rate scenarios. Projecting net interest income on one simulation which holds rates and volumes constant indicates a declining net interest income versus 1993 as normal roll-off and repricing of earning assets occurs at lower than historical market rates. When this projection is subjected to immediate and parallel yield curve shifts in interest rates ("rate shock") of 200 basis points, first rising and then falling, the annual impact of the "rate shock" at December 31, 1993, on the Corporation's net interest income was a positive $134,000 pre-tax and a negative $5.6 million pre-tax, respectively, which is well within the Corporation's policy limits.

OFF-BALANCE-SHEET INSTRUMENTS

     The Corporation uses off-balance-sheet instruments in order to manage interest rate risk and generate fee income. Loan commitments, letters of credit, futures and forward contracts, when-issued securities, and interest rate swaps are not carried on the balance sheet. The income and expense related to these instruments are reflected in the income statement. Note 17 to the financial statements provides information on these off-balance-sheet instruments.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The required disclosures regarding the fair value of financial instruments are included in Note 18 to the financial statements along with a summary of the methods and assumptions used by the Corporation in determining the fair values. The differences between the fair values and book values are primarily caused by differences between contractual and market interest rates. Fair values have varied from period-to-period due to the composition of the balance sheet and the current interest rate environment.

     Management's opinion is that the information required in the SFAS No. 107 disclosure does not meaningfully reflect the underlying value of the Corporation due to the requirements of SFAS No. 107 in the application of fair value accounting. Comparisons of the fair value of the Corporation with other financial institutions may not be meaningful due to differences in the assumptions and methods used in determining fair values. Therefore, this information is not used by management to manage the Corporation and its banking subsidiaries. Other methods, including the asset/liability management philosophy discussed previously, are used.

FOURTH QUARTER 1993 RESULTS

     Net earnings for the fourth quarter of 1993 were $13.0 million, an increase of 13% over the same period in 1992. Fully diluted earnings per common share were $.52, compared to $.55 a year ago. Net earnings for the fourth quarter of 1993 included an extraordinary loss, net of taxes, of $3.2 million, or $.06 per fully diluted share, from the in-substance defeasance of the Corporation's
10 1/8% Subordinated Capital Debentures due 1999. Earnings before the extraordinary item were $16.2 million, a 41% increase over the same period in 1992. Returns on average assets and average common equity before the extraordinary loss were 1.02% and 15.11%, respectively, compared to .90% and 14.42%, respectively, for the fourth quarter of 1992.

     The improvement in fourth quarter results was due to continued growth of net interest income, a lower provision for losses on loans, and growth of noninterest income. Table 14 includes comparative quarterly operating results for the fourth quarter of 1993 as well as for the previous seven quarters.

     Net interest income for the fourth quarter of 1993 increased 11% to $57.9 million, compared to $52.0 million for the fourth quarter of 1992. The increase was primarily due to acquisitions. The provision for losses on loans declined $6.1 million to $710,000 for the fourth quarter of 1993 which is reflective of the Corporation's improving asset quality. Investment securities gains were $642,000 for the fourth quarter of 1993, compared to $1.2 million in 1992. Other noninterest income increased 1% in the fourth quarter of 1993, primarily due to acquisitions. Other noninterest income for the fourth quarter of 1992 included nonrecurring income of $3.5 million related to a troubled debt restructuring. Noninterest expenses increased 11% in the fourth quarter of 1993 to $55.1 million. The increase was primarily attributable to companies acquired. Fourth quarter 1993 expenses included nonrecurring expenses of approximately $1.5 million, compared to $1.7 million in the fourth quarter of 1992.

DIVIDENDS

     The Corporation paid cash dividends on its Common Stock totaling $13.0 million, or $.72 per share in 1993, compared to $10.0 million, or $.60 per share in 1992. Dividends totaling $8.5 million were paid or accrued on the Corporation's Preferred Stock outstanding, compared to $6.2 million in 1992. The increase in the Preferred Stock dividends was due to the issuance of additional shares of Preferred Stock in 1993. In January 1994, the Board of Directors increased the regular quarterly dividend on the Corporation's Common Stock to $.21 per share ($.84 annually).

     The Corporation's primary sources of cash available to pay dividends are cash and cash equivalents of the parent company and management fees and dividends from subsidiaries. The only current contractual restriction on the Corporation's ability to pay dividends is a credit agreement which limits dividends to 60% of the previous year's net earnings. Management does not expect this restriction to affect the current dividend policy.

CAPITAL EXPENDITURES

     In the normal course of business, the Corporation replaces furniture and equipment and builds new branch locations to better serve its customers. Management has planned capital expenditures for 1994 totaling approximately $7.5 million. These expenditures are in various stages of planning and are not expected to have a significant impact on the Corporation's future operating results.

CONTINGENT LIABILITIES

     The Corporation and its subsidiaries are defendants in various lawsuits. A discussion of the significant legal matters can be found in Note 19 to the financial statements. During 1991 and 1992, the

Corporation made provisions for litigation settlements totaling $9.0 million and $7.6 million, respectively. Management does not expect any additional material provisions for litigation for the foreseeable future. In 1992 and 1993, a significant number of these lawsuits were finally resolved using previously established provisions for litigation settlements. Management is of the opinion that the Corporation's financial position will not be materially affected by the ultimate resolution of litigation pending or known to be threatened at December 31, 1993.

IMPACT OF PROPOSED ACCOUNTING STANDARDS

  SFAS No. 114 -- Accounting by Creditors for Impairment of a Loan

     In May 1993, SFAS No. 114 was issued. It is applicable to all creditors and loans, and addresses the accounting for the impairment of loans, uncollateralized as well as collateralized, except large groups of smaller-balance, homogeneous loans (e.g. consumer and mortgage loans) that are collectively evaluated for impairment, loans carried at fair value or at lower of cost or fair value, leases, and debt securities as defined by SFAS No. 115. Such loans are required to be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or fair value of the underlying collateral if the loan should be collateral dependent. This statement also applies to all loans that have been restructured in accordance with SFAS No. 15. SFAS No. 114 is effective for fiscal years beginning after December 31, 1994, with earlier adoption encouraged. Management has not quantified the impact of SFAS No. 114 on the financial statements but does not expect it to be material to the financial position or operating results of the Corporation.

  Statement of Position No. 93-6 (SOP 93-6) -- Employers' Accounting for
     Employee Stock Ownership Plans

     In November 1993, SOP 93-6 was issued and is effective for fiscal years beginning after December 31, 1993. The SOP prescribes certain accounting and disclosures required for employer stock ownership plans (ESOP) that contain unallocated shares (i.e. leveraged ESOPs). The Corporation has reviewed the provisions of SOP 93-6 and does not believe that the adoption of such will have a material impact on the Corporation's financial position or results of operation as all shares held by the Corporation's ESOP are allocated to its participants (see Note 15 to the financial statements).

                   TABLE 1.  SUMMARY OF CONSOLIDATED RESULTS

                                                                           YEARS ENDED DECEMBER 31, (1)
                                                          ---------------------------------------------------------------
                                                            1993          1992          1991          1990         1989
                                                          ---------     ---------     ---------     --------     --------
                                                                              (DOLLARS IN THOUSANDS)
COMMERCIAL BANKING
  Union Planters National Bank
    Net interest income...............................    $ 121,633     $ 117,199     $  91,060     $ 82,469     $ 82,791
    Provision for losses on loans.....................       (4,473)      (15,520)      (22,864)     (18,046)     (46,525)
    Noninterest income................................       51,228        49,346        51,875       41,393       33,281
    Noninterest expense...............................     (119,823)     (115,568)     (100,577)     (94,276)     (84,263)
                                                          ---------     ---------     ---------     --------     --------
        Operating earnings (loss).....................       48,565        35,457        19,494       11,540      (14,716)
    Investment securities gains (losses)..............        2,860        11,626         4,052          699          (48)
    Gain on sale of collateral related to a troubled
      debt............................................          901         3,513            --           --           --
    Accelerated amortization of mortgage servicing
      rights..........................................         (500)       (8,200)           --           --           --
    Accelerated amortization of other intangibles.....       (1,203)       (1,379)           --           --           --
    Provisions for conversion of data processing
      systems.........................................       (1,547)           --            --           --           --
    Write-off of intangibles..........................          (28)           --            --           --       (4,051)
    Provision for litigation settlements..............           --            --          (675)        (225)          --
    Provisions for abandoned property.................           --        (5,200)       (1,643)          --           --
                                                          ---------     ---------     ---------     --------     --------
        Earnings (loss) before income taxes...........       49,048        35,817        21,228       12,014      (18,815)
                                                          ---------     ---------     ---------     --------     --------
  Community Bank Subsidiaries
    Net interest income...............................      119,235        76,973        66,468       52,751       38,456
    Provision for losses on loans.....................       (5,216)       (3,037)       (1,971)      (1,120)      (2,704)
    Noninterest income................................       23,274        13,306        12,169        9,825        6,877
    Noninterest expense...............................      (90,408)      (53,202)      (48,691)     (39,637)     (28,491)
                                                          ---------     ---------     ---------     --------     --------
        Operating earnings............................       46,885        34,040        27,975       21,819       14,138
    Investment securities gains (losses)..............        1,721         1,582           895       (1,080)      (1,335)
    Accelerated amortization of other intangibles.....         (182)         (270)           --           --           --
    Provisions for conversion of data processing
      systems.........................................       (2,877)           --            --           --           --
    Merger related expenses...........................       (2,113)           --            --           --           --
    Write-off of intangibles..........................       (1,181)           --        (1,053)          --           --
    Reversion of excess assets of pension plans.......           --            --            --           --        2,521
                                                          ---------     ---------     ---------     --------     --------
        Earnings before income taxes..................       42,253        35,352        27,817       20,739       15,324
                                                          ---------     ---------     ---------     --------     --------
BROKER/DEALER
  Profits and commissions from trading activities.....           --            --            --       19,024       36,700
  Less: Commissions paid..............................           --            --            --       (8,555)     (22,225)
                                                          ---------     ---------     ---------     --------     --------
        Net profits and commissions...................           --            --            --       10,469       14,475
  Net interest income.................................           --            --            --        1,461        1,653
  Noninterest income..................................        3,652         3,920         2,031          203        1,996
  Noninterest expenses................................         (222)       (1,923)       (2,088)     (14,433)     (22,612)
                                                          ---------     ---------     ---------     --------     --------
        Operating earnings (loss).....................        3,430         1,997           (57)      (2,300)      (4,488)
  Provisions for litigation settlements...............           --        (6,675)       (9,250)          --       (5,200)
  Write-off of goodwill...............................           --            --            --           --       (3,462)
  Loss on managed options account.....................           --            --            --           --       (1,141)
  Provisions for property write-downs.................           --            --            --         (272)        (750)
                                                          ---------     ---------     ---------     --------     --------
        Earnings (loss) before income taxes...........        3,430        (4,678)       (9,307)      (2,572)     (15,041)
                                                          ---------     ---------     ---------     --------     --------
PARENT COMPANY
  Net interest income (expense).......................       (6,263)       (3,035)       (3,973)      (2,357)         255
  Noninterest income, excluding subsidiary
    dividends(2)......................................        1,284            42           264            3           51
  Noninterest expense (3).............................       (4,517)       (4,576)       (3,192)      (3,618)      (4,243)
                                                          ---------     ---------     ---------     --------     --------
        Operating earnings (loss).....................       (9,496)       (7,569)       (6,901)      (5,972)      (3,937)
  Investment securities gains (losses)................           --            38        (1,603)          40           89
  (Provisions) reversals for litigation settlements...           --        (2,325)        2,325          100       (4,000)
                                                          ---------     ---------     ---------     --------     --------
        Earnings (loss) before income taxes...........       (9,496)       (9,856)       (6,179)      (5,832)      (7,848)
                                                          ---------     ---------     ---------     --------     --------
        EARNINGS (LOSS) BEFORE INCOME TAXES,
          EXTRAORDINARY ITEM, AND ACCOUNTING
          CHANGES.....................................       85,235        56,635        33,559       24,349      (26,380)
Applicable income (taxes) benefit.....................      (23,967)      (15,196)       (6,051)      (1,639)       4,111
                                                          ---------     ---------     ---------     --------     --------
        EARNINGS (LOSS) BEFORE EXTRAORDINARY ITEM AND
          ACCOUNTING CHANGES..........................       61,268        41,439        27,508       22,710      (22,269)
Extraordinary item -- defeasance of debt, net of
  taxes...............................................       (3,206)           --            --           --           --
Accounting changes, net of taxes
  Postretirement/Postemployment obligations...........       (5,925)           --            --           --           --
  Income taxes........................................       10,926            --            --           --           --
                                                          ---------     ---------     ---------     --------     --------
        NET EARNINGS (LOSS)...........................    $  63,063     $  41,439     $  27,508     $ 22,710     $(22,269)
                                                          ---------     ---------     ---------     --------     --------
                                                          ---------     ---------     ---------     --------     --------

(1) Individual line items will not total to the consolidated statement of earnings amounts due to eliminating entries.

(2) Net of intercompany dividends from bank subsidiaries of $28.1 million, $20.7 million, $21.3 million, $19.7 million, and $31.8 million in 1993 through 1989, respectively.

(3) Management fees charged to subsidiaries of $7.2 million, $5.9 million, $5.6 million, $4.3 million, and $4.1 million in 1993 through 1989, respectively, have been netted against noninterest expense.

           TABLE 2. CONTRIBUTION TO FULLY DILUTED EARNINGS PER SHARE

                                                                                     YEARS ENDED DECEMBER 31,
                                                                          -----------------------------------------------
                                                                           1993      1992      1991      1990      1989
                                                                          -------   -------   -------   -------   -------
Net interest income-FTE.................................................  $ 10.40   $ 10.20   $  9.50   $  7.50   $  6.98
Provision for losses on loans...........................................    (0.41)    (0.95)    (1.46)    (1.01)    (2.62)
                                                                          -------   -------   -------   -------   -------
Net interest income after provision for losses on loans-FTE.............     9.99      9.25      8.04      6.49      4.36
                                                                          -------   -------   -------   -------   -------
Noninterest income
  Service charges on deposits...........................................     1.20      1.06      1.14      0.89      0.79
  Profits and commissions from trading activities.......................     0.37      0.52      0.87      1.28      1.96
  Investment securities gains (losses)..................................     0.19      0.68      0.20     (0.02)    (0.07)
Other income............................................................     1.79      1.99      1.88      1.54      1.45
                                                                          -------   -------   -------   -------   -------
        Total noninterest income........................................     3.55      4.25      4.09      3.69      4.13
                                                                          -------   -------   -------   -------   -------
Noninterest expense
  Salaries and employee benefits........................................    (4.15)    (3.81)    (4.10)    (4.07)    (4.26)
  Net occupancy expense.................................................    (0.67)    (0.67)    (0.62)    (0.58)    (0.59)
  Equipment expense.....................................................    (0.66)    (0.62)    (0.63)    (0.62)    (0.66)
  Other expense.........................................................    (3.93)    (5.06)    (4.35)    (3.20)    (3.97)
                                                                          -------   -------   -------   -------   -------
        Total noninterest expense.......................................    (9.41)   (10.16)    (9.70)    (8.47)    (9.48)
                                                                          -------   -------   -------   -------   -------
        Earnings (loss) before income taxes-FTE, extraordinary item, and
          accounting changes............................................     4.13      3.34      2.43      1.71     (0.99)
Applicable income taxes-FTE.............................................    (1.56)    (1.23)    (0.81)    (0.51)    (0.20)
                                                                          -------   -------   -------   -------   -------
        Earnings (loss) before extraordinary item and accounting
          changes.......................................................     2.57      2.11      1.62      1.20     (1.19)
Extraordinary item and accounting changes, net of taxes.................     0.08        --        --        --        --
Preferred stock dividends...............................................    (0.08)    (0.09)    (0.04)       --        --
                                                                          -------   -------   -------   -------   -------
        Net earnings (loss).............................................  $  2.57   $  2.02   $  1.58   $  1.20   $ (1.19)
                                                                          -------   -------   -------   -------   -------
                                                                          -------   -------   -------   -------   -------
Change in net earnings applicable to fully diluted earnings per share
  using previous year average shares outstanding........................  $  1.10   $  0.75   $  0.22   $  2.40   $ (2.38)
Change in average shares outstanding....................................    (0.55)    (0.31)     0.16     (0.01)    (0.01)
                                                                          -------   -------   -------   -------   -------
        Change in net earnings..........................................  $  0.55   $  0.44   $  0.38   $  2.39   $ (2.39)
                                                                          -------   -------   -------   -------   -------
                                                                          -------   -------   -------   -------   -------
Average fully diluted shares (in thousands).............................   23,852    19,609    16,986    18,981    18,761
                                                                          -------   -------   -------   -------   -------
                                                                          -------   -------   -------   -------   -------
FTE -- Fully taxable-equivalent

                    TABLE 3.  ACQUISITIONS COMPLETED IN 1993
                  BALANCES AT RESPECTIVE DATES OF ACQUISITION

                                                                SECURITY                                            TOTAL
                                                                 TRUST/                                           IMPACT ON
                                                      BOET      SAVETRUST    MARYVILLE     GBI(1)     OTHERS(2)      UPC
                                                    --------    ---------    ---------    --------    --------    ----------
                                                                             (DOLLARS IN THOUSANDS)
ASSETS
  Interest-bearing deposits at financial
    institutions..................................  $  1,103    $  9,502     $     --     $    397    $  5,996    $    16,998
  Loans, net of unearned income...................   124,861     105,317      113,644      102,944     202,387        649,153
  Allowance for losses on loans...................    (2,636)     (1,889)      (3,496)      (2,156)     (6,430)       (16,607)
                                                    --------    ---------    ---------    --------    --------    ----------
    Net loans.....................................   122,225     103,428      110,148      100,788     195,957       632,546
  Investment securities...........................    61,848     126,454       54,915       47,536     131,434       422,187
  Intangible assets...............................     7,009       4,396           --           --       6,783        18,188
  Cash and cash equivalents.......................    27,988      10,087       17,741       13,200      50,408       119,424
  Other real estate owned, net....................        --         610          868          710       1,183         3,371
  Premises and equipment..........................     7,292       4,365           --        8,120       8,020        27,797
  Other assets....................................     3,480       2,131        3,002        2,955       7,610        19,178
                                                    --------    ---------    ---------    --------    --------    ----------
    TOTAL ASSETS..................................  $230,945    $260,973     $186,674     $173,706    $407,391    $1,259,689
                                                    --------    ---------    ---------    --------    --------    ----------
                                                    --------    ---------    ---------    --------    --------    ----------
LIABILITIES
  Deposits........................................  $196,088    $233,611     $168,960     $163,214    $349,771    $1,111,644
  Other interest-bearing liabilities..............     7,156          --           --        4,251       7,496        18,903
  Other liabilities...............................     2,401       5,383        3,627        1,485       4,679        17,575
                                                    --------    ---------    ---------    --------    --------    ----------
    TOTAL LIABILITIES.............................  $205,645    $238,994     $172,587     $168,950    $361,946    $1,148,122
                                                    --------    ---------    ---------    --------    --------    ----------
                                                    --------    ---------    ---------    --------    --------    ----------
PURCHASE PRICE/CAPITAL CONTRIBUTION/EQUITY AT
  RESPECTIVE DATES OF ACQUISITION FOR POOLINGS....  $ 25,300    $ 21,979     $ 14,087     $  4,756    $ 45,445    $  111,567
                                                    --------    ---------    ---------    --------    --------    ----------
                                                    --------    ---------    ---------    --------    --------    ----------

(1) Amounts are as of January 1, 1993 for GBI, since it was accounted for as a pooling of interests.

(2) Includes FSB, FCB, Farmers Union, and Erin, which were accounted for as purchases. Also included are January 1, 1993 amounts for HHC, CSB, and FFS which were accounted for as poolings of interests. See Note 2 to the financial statements for additional information.

               TABLE 4. AVERAGE BALANCE SHEET AND INTEREST RATES

                                                                        YEARS ENDED DECEMBER 31,
                                        ----------------------------------------------------------------------------------------
                                                    1993                          1992                          1991
                                        ----------------------------  ----------------------------  ----------------------------
                                                    INTEREST   FTE                INTEREST   FTE                INTEREST   FTE
                                         AVERAGE    INCOME/   YIELD/   AVERAGE    INCOME/   YIELD/   AVERAGE    INCOME/   YIELD/
                                         BALANCE    EXPENSE    RATE    BALANCE    EXPENSE    RATE    BALANCE    EXPENSE    RATE
                                        ----------  --------  ------  ----------  --------  ------  ----------  --------  ------
                                                                         (DOLLARS IN THOUSANDS)
ASSETS
  Interest-bearing deposits at
    financial institutions............. $   43,560  $  1,634   3.75%  $   80,682  $  3,999   4.96 % $  108,675  $  7,525   6.92 %
  Federal funds sold and securities
    purchased under agreements to
    resell.............................    143,758     4,602   3.20      115,557     4,280   3.70      118,492     6,606   5.58
  Trading account securities(1)........    120,061     6,194   5.16      105,116     6,648   6.32       63,286     5,419   8.56
  Loans held for resale................     49,699     3,239   6.52       41,817     3,457   8.27       51,369     4,671   9.09
  Investment securities
    Taxable securities.................  2,200,847   116,025   5.27    1,601,510   106,139   6.63      939,658    79,253   8.43
    Tax-exempt securities(1)...........    382,994    36,640   9.57      234,213    23,912  10.21      181,703    19,582  10.78
                                        ----------  --------          ----------  --------          ----------  --------
        Total investment securities....  2,583,841   152,665   5.91    1,835,723   130,051   7.08    1,121,361    98,835   8.81
                                        ----------  --------          ----------  --------          ----------  --------
  Loans, net of unearned income (1) and
    (2)................................  2,777,032   244,133   8.79    2,161,804   200,983   9.30    2,018,146   216,299  10.72
                                        ----------  --------          ----------  --------          ----------  --------
        Total earning assets(1)........  5,717,951   412,467   7.21    4,340,699   349,418   8.05    3,481,329   339,355   9.75
                                                    --------                      --------                      --------
  Cash and due from banks..............    255,854                       198,659                       178,411
  Premises and equipment...............    131,304                        91,579                        76,722
  Allowance for losses on loans........    (80,933)                      (63,285)                      (51,530)
  Other assets.........................    225,163                       175,180                       154,812
                                        ----------                    ----------                    ----------
        TOTAL ASSETS................... $6,249,339                    $4,742,832                    $3,839,744
                                        ----------                    ----------                    ----------
                                        ----------                    ----------                    ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
  Money market accounts................ $1,326,050  $ 30,679   2.31%  $1,092,551  $ 31,109   2.85 % $  900,361  $ 41,994   4.66 %
  Savings deposits.....................    795,362    19,288   2.43      468,222    12,828   2.74      338,795    13,611   4.02
  Certificates of deposit of $100,000
    and over...........................    341,775    13,659   4.00      267,362    12,603   4.71      257,971    17,602   6.82
  Other time deposits..................  2,126,592    83,174   3.91    1,719,340    81,065   4.71    1,291,081    87,045   6.74
  Short-term borrowings
    Federal funds purchased and
      securities sold under agreements
      to repurchase....................    222,136     5,983   2.69      211,662     6,631   3.13      235,662    12,278   5.21
    Other..............................      9,107       304   3.34        8,450       311   3.68        9,177       531   5.79
  Federal Home Loan Bank advances......    100,280     3,592   3.58           --        --     --           --        --     --
  Long-term debt
    Subordinated capital notes and
      debentures.......................     81,126     7,447   9.18       41,311     4,340  10.51       34,162     3,720  10.89
    Other..............................      4,540       421   9.27        6,341       528   8.33       14,018     1,254   8.95
                                        ----------  --------          ----------  --------          ----------  --------
        Total interest-bearing
          liabilities..................  5,006,968   164,547   3.29    3,815,239   149,415   3.92    3,081,227   178,035   5.78
Noninterest-bearing demand deposits....    709,855        --             519,885        --             438,482        --
                                        ----------  --------          ----------  --------          ----------  --------
        Total sources of funds.........  5,716,823   164,547           4,335,124   149,415           3,519,709   178,035
                                                    --------                      --------                      --------
Other liabilities......................     85,522                        78,216                        72,176
Shareholders' equity...................    446,994                       329,492                       247,859
                                        ----------                    ----------                    ----------
        TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY......... $6,249,339                    $4,742,832                    $3,839,744
                                        ----------                    ----------                    ----------
                                        ----------                    ----------                    ----------
NET INTEREST INCOME(1).................             $247,920                      $200,003                      $161,320
                                                    --------                      --------                      --------
                                                    --------                      --------                      --------
INTEREST RATE SPREAD(1)................                        3.92%                         4.13 %                        3.97 %
                                                              ------                        ------                        ------
                                                              ------                        ------                        ------
NET INTEREST MARGIN(1).................                        4.34%                         4.61 %                        4.63 %
                                                              ------                        ------                        ------
                                                              ------                        ------                        ------
TAXABLE-EQUIVALENT ADJUSTMENTS
  Loans................................             $  1,123                      $  1,102                      $  1,537
  Securities...........................               12,192                         7,764                         6,228
                                                    --------                      --------                      --------
                                                    $ 13,315                      $  8,866                      $  7,765
                                                    --------                      --------                      --------
                                                    --------                      --------                      --------

(1) Taxable-equivalent yields are calculated assuming a 35% income tax rate in 1993 and a 34% income tax rate in 1992 and 1991. State taxes are calculated at 6% without any tax-exempt exclusion.

(2) Including loans on nonaccrual status.

                 TABLE 5.  ANALYSIS OF VOLUME AND RATE CHANGES

                                                            1993 VERSUS 1992                     1992 VERSUS 1991
                                                    ---------------------------------    --------------------------------
                                                          INCREASE                            INCREASE
                                                         (DECREASE)                          (DECREASE)
                                                    DUE TO CHANGE IN:(1)                 DUE TO CHANGE IN:(1)
                                                    --------------------     TOTAL       --------------------    TOTAL
                                                     AVERAGE    AVERAGE     INCREASE     AVERAGE    AVERAGE     INCREASE
                                                     VOLUME       RATE     (DECREASE)     VOLUME      RATE     (DECREASE)
                                                    ---------   --------   ----------    --------   --------   ----------
                                                                           (DOLLARS IN THOUSANDS)
INTEREST INCOME
  Interest-bearing deposits at other financial
    institutions..................................  $  (1,548)  $   (817)   $ (2,365)    $ (1,676)  $ (1,850)   $ (3,526)
  Federal funds sold and securities purchased
    under agreements to resell....................        954       (632)        322         (160)    (2,166)     (2,326)
  Trading account securities......................        869     (1,323)       (454)       2,911     (1,682)      1,229
  Loans held for resale...........................        587       (805)       (218)        (816)      (398)     (1,214)
  Investment securities
    Taxable securities............................     34,467    (24,581)      9,886       46,653    (19,767)     26,886
    Tax-exempt securities.........................     14,319     (1,591)     12,728        5,407     (1,077)      4,330
                                                    ---------   --------   ----------    --------   --------   ----------
      Total investment securities.................     48,786    (26,172)     22,614       52,060    (20,844)     31,216
                                                    ---------   --------   ----------    --------   --------   ----------
  Loans...........................................     54,585    (11,435)     43,150       14,684    (30,000)    (15,316)
                                                    ---------   --------   ----------    --------   --------   ----------
      TOTAL INTEREST INCOME.......................    104,233    (41,184)     63,049       67,003    (56,940)     10,063
                                                    ---------   --------   ----------    --------   --------   ----------
INTEREST EXPENSE
  Money market accounts...........................      5,984     (6,414)       (430)       7,728    (18,613)    (10,885)
  Savings deposits................................      8,078     (1,618)      6,460        4,297     (5,080)       (783)
  Certificates of deposit of $100,000 and over....      3,163     (2,107)      1,056          620     (5,619)     (4,999)
  Other time deposits.............................     17,298    (15,189)      2,109       24,320    (30,300)     (5,980)
  Federal funds purchased and securities sold
    under agreements to repurchase................        316       (964)       (648)      (1,149)    (4,498)     (5,647)
  Other short-term borrowings.....................         23        (30)         (7)           9       (229)       (220)
  Federal Home Loan Bank advances.................      3,592         --       3,592           --         --          --
  Subordinated capital notes and debentures.......      3,716       (609)      3,107          755       (135)        620
  Other long-term debt............................       (162)        55        (107)        (644)       (82)       (726)
                                                    ---------   --------   ----------    --------   --------   ----------
      TOTAL INTEREST EXPENSE......................     42,008    (26,876)     15,132       35,936    (64,556)    (28,620)
                                                    ---------   --------   ----------    --------   --------   ----------
CHANGE IN NET INTEREST INCOME.....................  $  62,225   $(14,308)   $ 47,917     $ 31,067   $  7,616    $ 38,683
                                                    ---------   --------   ----------    --------   --------   ----------
                                                    ---------   --------   ----------    --------   --------   ----------
PERCENTAGE INCREASE IN NET INTEREST INCOME OVER
  PRIOR PERIOD....................................                             23.96%                              23.98%
                                                                           ----------                          ----------
                                                                           ----------                          ----------

(1) The change in interest due to both rate and volume has been allocated to change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.

                         TABLE 6.  AVERAGE DEPOSITS(1)

                                                                                      DECEMBER 31,
                                                             --------------------------------------------------------------
                                                                1993         1992         1991         1990         1989
                                                             ----------   ----------   ----------   ----------   ----------
                                                                                 (DOLLARS IN THOUSANDS)
Noninterest-bearing demand.................................  $  709,855   $  519,885   $  438,482   $  431,966   $  420,733
Money market(2)............................................   1,326,050    1,092,551      900,361      884,607      789,473
Savings(3).................................................     795,362      468,222      338,795      304,253      265,421
Other time(4)..............................................   2,126,592    1,719,340    1,291,081    1,260,007    1,116,997
                                                             ----------   ----------   ----------   ----------   ----------
    TOTAL AVERAGE CORE DEPOSITS............................   4,957,859    3,799,998    2,968,719    2,880,833    2,592,624
Certificates of deposit of $100,000 and over...............     341,775      267,362      257,971      314,355      395,041
                                                             ----------   ----------   ----------   ----------   ----------
    TOTAL AVERAGE DEPOSITS.................................  $5,299,634   $4,067,360   $3,226,690   $3,195,188   $2,987,665
                                                             ----------   ----------   ----------   ----------   ----------
                                                             ----------   ----------   ----------   ----------   ----------

(1) Table 4 presents the average rate paid on the above deposit categories for the three years ended December 31, 1993.

(2) Includes money market savings accounts and super NOW accounts.

(3) Includes regular savings accounts, NOW accounts, and premium savings accounts.

(4) Includes certificates of deposit of less than $100,000, investment savings deposits, IRA's, and Christmas Club accounts.

                  TABLE 7.  COMPOSITION OF THE LOAN PORTFOLIO

                                                                                      DECEMBER 31,
                                                             --------------------------------------------------------------
                                                                1993         1992         1991         1990         1989
                                                             ----------   ----------   ----------   ----------   ----------
                                                                                 (DOLLARS IN THOUSANDS)
DOMESTIC LOANS
  Commercial, financial, and agricultural..................  $  664,362   $  549,049   $  566,307   $  739,289   $  797,101
  Real estate -- construction..............................      82,971       54,353       54,678       74,267       95,313
  Real estate -- mortgage
    Secured by 1-4 family residential......................   1,022,263      752,405      458,133      464,988      388,117
    Other mortgage loans...................................     517,886      386,802      325,773      296,214      239,389
  Home equity..............................................      86,356       83,936       51,831       46,695       35,320
  Consumer
    Credit cards and other related plans...................      99,103       71,115       62,807       58,826       53,120
    Other consumer loans...................................     450,780      331,451      368,298      439,787      391,055
  Direct lease financing...................................      25,914       16,493       32,728       36,274       28,314
                                                             ----------   ----------   ----------   ----------   ----------
      Total domestic loans.................................   2,949,635    2,245,604    1,920,555    2,156,340    2,027,729
FOREIGN LOANS..............................................       2,250        1,750       12,710        2,000        2,363
                                                             ----------   ----------   ----------   ----------   ----------
      TOTAL LOANS..........................................   2,951,885    2,247,354    1,933,265    2,158,340    2,030,092
    Less: Unearned income..................................      16,670       15,515       20,351       29,257       34,709
                                                             ----------   ----------   ----------   ----------   ----------
      TOTAL LOANS, NET OF UNEARNED INCOME..................  $2,935,215   $2,231,839   $1,912,914   $2,129,083   $1,995,383
                                                             ----------   ----------   ----------   ----------   ----------
                                                             ----------   ----------   ----------   ----------   ----------

 TABLE 8.  ALLOCATION OF THE ALLOWANCE FOR LOSSES ON LOANS BY CATEGORY OF LOANS
       AND THE PERCENTAGE OF LOANS BY CATEGORY TO TOTAL LOANS OUTSTANDING

                                                                  DECEMBER 31,
               ------------------------------------------------------------------------------------------------------------------
                       1993                   1992                    1991                   1990                   1989
               ---------------------  ---------------------  ----------------------  ---------------------  ---------------------
                         PERCENTAGE             PERCENTAGE              PERCENTAGE             PERCENTAGE             PERCENTAGE
                        OF LOANS TO            OF LOANS TO             OF LOANS TO            OF LOANS TO            OF LOANS TO
               AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS   AMOUNT    TOTAL LOANS   AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS
               -------  ------------  -------  ------------  -------   ------------  -------  ------------  -------  ------------
                                                             (DOLLARS IN THOUSANDS)
Commercial,
 financial,
 and
 agricultural.. $25,538      22%       $22,219        26%     $17,388         29%     $21,419        34%     $20,521        39%
Real
 estate --
 construction..   1,527       3          1,216         1        2,794          3        1,554         4        1,704         5
Real
 estate --
 mortgage...     38,972      52         28,500        54       15,794         41       15,839        35       13,848        31
Consumer.....    13,845      22         12,000        18       11,358         25       11,569        25       10,343        24
Foreign......        35      --             25        --           45         --           54        --           31        --
Direct lease
 financing..        525       1            330         1          555          2          486         2          424         1
                -------     ---        -------       ---      -------        ---      -------       ---      -------       ---
    Total....   $80,442     100%       $64,290       100%     $47,934        100%     $50,921       100%     $46,871       100%
                -------     ---        -------       ---      -------        ---      -------       ---      -------       ---
                -------     ---        -------       ---      -------        ---      -------       ---      -------       ---

Note: The allocation of the allowance is presented based in part on evaluations of specific loans, past history, and economic conditions within specific industries or geographic areas. Since all of these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

TABLE 9.  NONACCRUAL, RESTRUCTURED, AND PAST DUE LOANS AND FORECLOSED PROPERTIES

                                                                                       DECEMBER 31,
                                                                  -------------------------------------------------------
                                                                   1993        1992        1991        1990        1989
                                                                  -------     -------     -------     -------     -------
                                                                                  (DOLLARS IN THOUSANDS)
Nonaccrual loans................................................  $14,646     $36,698     $24,204     $18,206     $14,826
Restructured loans..............................................    7,525       1,351       1,993       2,598       2,686
                                                                  -------     -------     -------     -------     -------
    Total nonperforming loans...................................   22,171      38,049      26,197      20,804      17,512
                                                                  -------     -------     -------     -------     -------
Foreclosed property
  Other real estate owned, net of reserve for losses............    4,358       6,326      10,063      13,680       7,498
  Other foreclosed properties...................................      434         171         247         171         265
                                                                  -------     -------     -------     -------     -------
    Total foreclosed properties.................................    4,792       6,497      10,310      13,851       7,763
                                                                  -------     -------     -------     -------     -------
    Total nonperforming assets..................................  $26,963     $44,546     $36,507     $34,655     $25,275
                                                                  -------     -------     -------     -------     -------
                                                                  -------     -------     -------     -------     -------
Loans 90 days or more past due and not on nonaccrual status.....  $ 4,771     $ 3,368     $ 4,071     $ 9,281     $ 5,444
                                                                  -------     -------     -------     -------     -------
                                                                  -------     -------     -------     -------     -------
Nonperforming loans as a percentage of loans....................     0.76%       1.70%       1.37%       0.98%       0.88%
Nonperforming assets as a percentage of loans plus foreclosed
  properties....................................................     0.92        1.99        1.90        1.62        1.26
Allowance for losses on loans as a percentage of nonperforming
  loans.........................................................   362.83      168.97      182.98      244.77      267.65
Loans 90 days or more past due and not on nonaccrual status as a
  percentage of loans...........................................      .16         .15         .21         .44         .27

                    TABLE 10.  ALLOWANCE FOR LOSSES ON LOANS

                                                                              YEARS ENDED DECEMBER 31,
                                                         ------------------------------------------------------------------
                                                            1993          1992          1991          1990          1989
                                                         ----------    ----------    ----------    ----------    ----------
                                                                               (DOLLARS IN THOUSANDS)
Balance at beginning of period.........................  $   64,290    $   47,934    $   50,921    $   46,871    $   41,063
Loans charged off
  Commercial, financial, and agricultural..............       9,476        20,690        18,481        19,423        25,265
  Real estate-construction.............................          34           361           710         1,305           614
  Real estate-mortgage.................................       2,508         3,844         3,712         2,334        10,642
  Consumer.............................................       6,798         7,176        12,384         7,515        11,210
  Direct lease financing...............................           9            20            31           129           133
                                                         ----------    ----------    ----------    ----------    ----------
    Total charge-offs..................................      18,825        32,091        35,318        30,706        47,864
                                                         ----------    ----------    ----------    ----------    ----------
Recoveries on loans previously charged off
  Commercial, financial, and agricultural..............       4,476        10,135         2,729         3,992         1,558
  Real estate-construction.............................          49           108            23           195            49
  Real estate-mortgage.................................         611           444           441           476           753
  Consumer.............................................       3,506         3,464         2,590         3,326         1,225
  Foreign..............................................          --            --         1,568            --            --
  Direct lease financing...............................          39            61           145            13             5
                                                         ----------    ----------    ----------    ----------    ----------
    Total recoveries...................................       8,681        14,212         7,496         8,002         3,590
                                                         ----------    ----------    ----------    ----------    ----------
Net charge-offs........................................      10,144        17,879        27,822        22,704        44,274
Provision charged to expense...........................       9,689        18,557        24,835        19,166        49,229
Increase due to acquisitions...........................      16,607        15,678            --         7,588           853
                                                         ----------    ----------    ----------    ----------    ----------
Balance at end of period...............................  $   80,442    $   64,290    $   47,934    $   50,921    $   46,871
                                                         ----------    ----------    ----------    ----------    ----------
                                                         ----------    ----------    ----------    ----------    ----------
Loans, net of unearned income, at end of period........  $2,935,215    $2,231,839    $1,912,914    $2,129,083    $1,995,383
                                                         ----------    ----------    ----------    ----------    ----------
                                                         ----------    ----------    ----------    ----------    ----------
Average loans, net of unearned income, during period...  $2,777,032    $2,161,804    $2,018,146    $2,063,925    $1,966,799
                                                         ----------    ----------    ----------    ----------    ----------
                                                         ----------    ----------    ----------    ----------    ----------
Ratios:
  Allowance at end of period to loans, net of unearned
    income.............................................        2.74%         2.88%         2.51%         2.39%         2.35%
  Allowance at end of period to average loans, net of
    unearned income....................................        2.90          2.97          2.38          2.47          2.38
  Net charge-offs to average loans, net of unearned
    income.............................................         .37           .83          1.38          1.10          2.25

            TABLE 11. RATE SENSITIVITY ANALYSIS AT DECEMBER 31, 1993

                                                           INTEREST-SENSITIVE WITHIN
                            ---------------------------------------------------------------------------------------
                              0-30     31-90   91-180   181-365    1-2     2-5      OVER     NONINTEREST-
                            DAYS(B)    DAYS     DAYS     DAYS     YEARS   YEARS    5 YEARS      BEARING      TOTAL
                            --------   -----   ------   -------   -----   ------   -------   -------------   ------
                                                             (DOLLARS IN MILLIONS)
ASSETS
  Loans and leases.........  $  642    $ 327   $  272    $  457   $ 265   $  583    $ 391       $    15      $2,952
  Investment securities....     320      278      320       504     490      367      338            --       2,617
  Other earning assets.....     183       53       53        --      --       --       --            --         289
  Other assets.............      --       --       --        --      --       --       --           460         460
                            --------   -----   ------   -------   -----   ------   -------   -------------   ------
          TOTAL ASSETS.....  $1,145    $ 658   $  645    $  961   $ 755   $  950    $ 729       $   475      $6,318
                            --------   -----   ------   -------   -----   ------   -------   -------------   ------
                            --------   -----   ------   -------   -----   ------   -------   -------------   ------
SOURCES OF FUNDS
  Money market deposits....  $  151    $ 298   $   --    $  349   $  20   $  502    $  --       $    --      $1,320
  Other savings and time
     deposits..............     431      565      571       337     230      656       57            --       2,847
  Time deposits over
     $100,000..............      72       72       80        49      20       39        2            --         334
  Short-term borrowings....     245       --       --        --      --       --       --            --         245
  Federal Home Loan Bank
     advances..............     101       20        4         1       3       13       16            --         158
  Long-term debt...........      --       --       --        --      --       --      117            --         117
  Noninterest-bearing
     deposits..............      --       --       --        --      --       --       --           750         750
  Other liabilities........      --       --       --        --      --       --       --            70          70
  Shareholders' equity.....      --       --       --        --      --       --       --           477         477
                            --------   -----   ------   -------   -----   ------   -------   -------------   ------
          TOTAL SOURCES OF
            FUNDS..........  $1,000    $ 955   $  655    $  736   $ 273   $1,210    $ 192       $ 1,297      $6,318
                            --------   -----   ------   -------   -----   ------   -------   -------------   ------
                            --------   -----   ------   -------   -----   ------   -------   -------------   ------
INTEREST RATE SWAPS........  $   --    $(150)  $ (150)   $   --   $ 100   $  200    $  --       $    --      $   --
INTEREST RATE SENSITIVITY
  GAP......................     145     (447)    (160)      225     582      (60)     537          (822)         --
CUMULATIVE INTEREST RATE
  SENSITIVITY GAP..........     145     (302)    (462)     (237)    345      285      822            --          --
CUMULATIVE GAP AS A
  PERCENTAGE OF
  TOTAL ASSETS.............       2%      (5)%     (7)%      (4)%     5%       5%      13%           --%         --%

MANAGEMENT HAS MADE THE FOLLOWING ASSUMPTIONS IN THE ABOVE ANALYSIS:

(1) Assets and liabilities are generally scheduled according to their earliest repricing period when the repricing is less than the contractual maturity.

(2) Nonaccrual loans are included in the noninterest-bearing category.

(3) Fixed-rate mortgage loan maturities are based on the principal prepayment patterns of comparable mortgage-backed securities.

(4) The scheduled maturities of mortgage-backed securities and CMO'S incorporate principal prepayments of these securities using current and consensus interest rate forecasts in conjunction with the latest three month historical prepayment speeds.

(5) Securities held for sale are currently treated in the same manner as comparable securities in the investment securities portfolio in that they are scheduled according to their contractual maturities or earliest repricing period if sooner; however, the maturities of callable agencies are scheduled according to their call dates when valued at a premium to par.

(6) Money market deposits and savings deposits that have no contractual maturities are scheduled according to the Corporation's best estimate of their repricing sensitivity to changes in market rates. This varies by product type and market.

(7) If all money market, NOW, and savings deposits had been included in the 0-30 Days category above, the cumulative gap as a percentage of total assets would have been negative (27%), (27%), (30%), (20%), (10%), and positive 4%, respectively, for the 0-30 days, 31-90 days, 91-180 days, 181-365 days, 1-2 years, and 2-5 years categories at December 31, 1993.

            TABLE 12. INVESTMENT SECURITIES AND MONEY MARKET ASSETS

                                                                         DECEMBER 31,
                                                             ------------------------------------
                                                                1993         1992         1991
                                                             ----------   ----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
U.S. Government obligations
  U.S. Treasury securities.................................  $  804,351   $  646,329   $  264,623
  Securities of U.S. Government agencies...................   1,286,348    1,216,643      644,603
                                                             ----------   ----------   ----------
          Total U.S. Government obligations................   2,090,699    1,862,972      909,226
Obligations of state and political subdivisions............     441,673      294,564      190,573
Other investment securities................................      84,681       40,567       48,004
                                                             ----------   ----------   ----------
          Total investment securities......................   2,617,053    2,198,103    1,147,803
Interest-bearing deposits at financial institutions........      26,647       84,204      134,947
Federal funds sold and securities purchased under resale
  agreements...............................................      53,149       92,354       59,570
Trading account securities.................................     153,482      109,584       90,271
Loans held for resale......................................      56,053       91,543       32,257
                                                             ----------   ----------   ----------
          Total investment securities and money market
            assets.........................................  $2,906,384   $2,575,788   $1,464,848
                                                             ----------   ----------   ----------
                                                             ----------   ----------   ----------

                         TABLE 13.  RISK-BASED CAPITAL

                                                                         DECEMBER 31,
                                                             ------------------------------------
                                                                1993         1992         1991
                                                             ----------   ----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
TIER 1 CAPITAL
  Shareholders' equity.....................................  $  477,300   $  356,211   $  269,446
  Minority interest in a consolidated subsidiary...........       1,588        1,588          500
  Less goodwill and one-half of investment in
     unconsolidated subsidiaries...........................     (31,097)      (8,493)      (6,938)
  Less disallowed deferred tax asset.......................      (1,861)          --           --
                                                             ----------   ----------   ----------
          TOTAL TIER 1 CAPITAL.............................     445,930      349,306      263,008
TIER 2 CAPITAL
  Allowance for losses on loans............................      38,067       32,027       27,232
  Qualifying long-term debt................................      74,479       32,000       32,000
  Less one-half of investment in unconsolidated
     subsidiaries..........................................        (136)        (147)        (129)
                                                             ----------   ----------   ----------
          TOTAL CAPITAL....................................  $  558,340   $  413,186   $  322,111
                                                             ----------   ----------   ----------
                                                             ----------   ----------   ----------
RISK-WEIGHTED ASSETS.......................................  $3,003,001   $2,529,912   $2,157,866
                                                             ----------   ----------   ----------
                                                             ----------   ----------   ----------
RATIOS
  Equity to assets.........................................        7.55%        6.77%        7.12%
  Leverage ratio...........................................        7.10         6.85         6.94
  Tier 1 capital to risk-weighted assets...................       14.85        13.81        12.19
  Total capital to risk-weighted assets....................       18.59        16.33        14.93

                       TABLE 14.  SELECTED QUARTERLY DATA

                                                        1993 QUARTERS ENDED (1) AND (2)
                                           ----------------------------------------------------------
                                           MARCH 31    JUNE 30   SEPTEMBER 30  DECEMBER 31    TOTAL
                                           --------    -------   ------------  -----------   --------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income....................... $57,963     $59,649     $ 59,049      $57,944     $234,605
Provision for losses on loans.............  (2,823 )    (4,667)      (1,489)        (710)      (9,689)
Noninterest income........................  19,404      23,214       21,467       20,714       84,799
Noninterest expense....................... (54,637 )   (56,589)     (58,149)     (55,105)    (224,480)
                                           --------    -------   ------------  -----------   --------
Earnings before income taxes,
  extraordinary item, and accounting
  changes.................................  19,907      21,607       20,878       22,843       85,235
Applicable income taxes...................   6,413       7,052        3,877        6,625       23,967
                                           --------    -------   ------------  -----------   --------
Earnings before extraordinary item and
  accounting changes......................  13,494      14,555       17,001       16,218       61,268
Extraordinary item, net of taxes..........      --          --           --       (3,206)      (3,206)
Accounting changes, net of taxes..........   5,001          --           --           --        5,001
                                           --------    -------   ------------  -----------   --------
          Net earnings.................... $18,495     $14,555     $ 17,001      $13,012     $ 63,063
                                           --------    -------   ------------  -----------   --------
                                           --------    -------   ------------  -----------   --------
PER COMMON SHARE DATA
  Earnings per common share before
     extraordinary item and accounting
     changes
     Primary.............................. $   .60     $   .63     $    .75      $   .71     $   2.69
     Fully diluted........................     .57         .59          .68          .65         2.49
  Net earnings
     Primary..............................     .85         .63          .75          .55         2.78
     Fully diluted........................     .78         .59          .68          .52         2.57
  Dividends...............................     .18         .18          .18          .18          .72
UPC COMMON STOCK DATA(3)
  High trading price...................... $ 29.13     $ 29.25     $  30.00      $ 28.75     $  30.00
  Low trading price.......................   22.50       22.63        25.00        23.63        22.50
  Closing price...........................   29.00       25.75        29.00        25.13        25.13
  Trading volume (in thousands)(4)........   3,059       1,926        2,008        2,800        9,793

                                                            1992 QUARTERS ENDED (1)
                                           ----------------------------------------------------------
                                           MARCH 31    JUNE 30   SEPTEMBER 30  DECEMBER 31    TOTAL
                                           --------    -------   ------------  -----------   --------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income....................... $40,596     $47,577     $ 50,920      $52,044     $191,137
Provision for losses on loans.............  (6,067 )    (3,900)      (1,777)      (6,813)     (18,557)
Noninterest income........................  17,058      19,120       26,079       21,016       83,273
Noninterest expense....................... (39,561 )   (49,428)     (60,411)     (49,818)    (199,218)
                                           --------    -------   ------------  -----------   --------
Earnings before income taxes..............  12,026      13,369       14,811       16,429       56,635
Applicable income taxes...................   2,977       3,421        3,880        4,918       15,196
                                           --------    -------   ------------  -----------   --------
          Net earnings.................... $ 9,049     $ 9,948     $ 10,931      $11,511     $ 41,439
                                           --------    -------   ------------  -----------   --------
                                           --------    -------   ------------  -----------   --------
PER COMMON SHARE DATA
  Earnings per common share
     Primary.............................. $   .48     $   .50     $    .55      $   .57     $   2.10
     Fully diluted........................     .47         .48          .52          .55         2.02
  Dividends...............................     .15         .15          .15          .15          .60
UPC COMMON STOCK DATA(3)
  High trading price...................... $ 15.50     $ 20.13     $  20.75      $ 24.75     $  24.75
  Low trading price.......................   13.75       14.63        17.50        17.75        13.75
  Closing price...........................   15.13       18.38        18.88        24.25        24.25
  Trading volume (in thousands)(4)........   1,888       2,313        1,322        2,066        7,589

(1) Certain quarterly amounts have been reclassified to conform with current financial reporting presentation.

(2) Quarterly amounts for 1993 have been restated for acquisitions accounted for using the pooling of interests method of accounting in 1993.

(3) Union Planters Corporation's Common Stock is listed on the New York Stock Exchange (NYSE), and is traded under the symbol UPC. All share prices represent closing prices as reported by the NYSE. There were approximately 5,400 holders of the Corporation's Common Stock as of December 31, 1993.

(4) Trading volume represents the total daily volume for the period shown as reported by NYSE.

          TABLE 15.  UNION PLANTERS CORPORATION'S BANKING SUBSIDIARIES

                                                                        DECEMBER 31, 1993
                                                               -----------------------------------
                                                               ASSETS   LOANS    DEPOSITS   EQUITY
                                                               ------   ------   --------   ------
                                                                      (DOLLARS IN MILLIONS)
TENNESSEE
Union Planters National Bank.................................  $3,495   $1,428    $2,657    $251.6
Merchants State Bank in Humboldt.............................     208       94       188      15.3
First Federal Savings Bank in Maryville......................     185      104       170      13.4
Bank of Goodlettsville.......................................     178       91       163      13.8
The First National Bank of Crossville........................     158       66       144      11.1
Citizens Bank in Cookeville..................................     150       79       137      11.3
Security Trust Federal Savings Bank in Knoxville.............     133       58       109      11.1
Bank of Roane County in Harriman.............................     130       73       120       8.9
Central State Bank in Lexington..............................     108       57       100       6.9
First State Bank of Brownsville..............................      91       45        75       9.3
Bank of East Tennessee in Morristown.........................      87       19        72       7.8
Bank of Commerce in Woodbury.................................      80       33        72       6.9
DeKalb County Bank and Trust Company in Alexandria...........      75       42        69       5.8
Farmers Union Bank in Ripley.................................      69       34        55       8.5
Citizens Bank & Trust Company in Wartburg....................      61       36        53       4.5
First Citizens Bank of Hohenwald.............................      53       30        45       3.9
SaveTrust Federal Savings Bank in Dyersburg..................      42       23        31       3.3
Bank of Trenton and Trust Company............................      42       18        38       2.5
Erin Bank & Trust Company....................................      39       14        34       4.6
First State Bank of Fayette County in Somerville.............      33       15        30       2.3
Cumberland City Bank.........................................      27       14        25       2.1
Pickett County Bank and Trust Company in Byrdstown...........      24       13        22       1.5
                                                               ------   ------   --------   ------
          Total..............................................  $5,468   $2,386    $4,409    $406.4
                                                               ------   ------   --------   ------
                                                               ------   ------   --------   ------
MISSISSIPPI
United Southern Bank of Clarksdale...........................  $  329   $  169    $  298    $ 28.3
First National Bank in New Albany............................     145       85       133      11.3
                                                               ------   ------   --------   ------
          Total..............................................  $  474   $  254    $  431    $ 39.6
                                                               ------   ------   --------   ------
                                                               ------   ------   --------   ------
ARKANSAS
North Arkansas Bancshares, Inc. (NABS)
  Mercantile Bank in Jonesboro...............................  $  253   $  175    $  223    $ 23.2
  First State Bank of Newport................................      60       26        53       7.1
  Bank of Weiner.............................................      37       19        32       4.5
  Searcy County Bank in Marshall.............................      36       15        32       3.7
  The Bank of Rector.........................................      29       14        27       2.6
  Mercantile Bank in Mammoth Spring..........................      29       15        26       2.7
  Mercantile Bank in Hardy...................................      24       17        21       1.8
                                                               ------   ------   --------   ------
          Total..............................................  $  468   $  281    $  414    $ 45.6
                                                               ------   ------   --------   ------
                                                               ------   ------   --------   ------
ALABAMA
Steiner Bank in Birmingham...................................  $   24   $   12    $   15    $  2.6
                                                               ------   ------   --------   ------
                                                               ------   ------   --------   ------

     Subsequent to December 31, 1993 and through March 1, 1994, the Corporation consummated the acquisitions of Mid-South Bancorp, Inc. (locations in Tennessee and Kentucky), First National Bancorp of Shelbyville, Inc. (Tennessee), and Anderson County Bank (Tennessee). See Note 2 to the financial statements.

                           UNION PLANTERS CORPORATION
                               COMMUNITIES SERVED

                                                   OFFICES
                                                   -------
TENNESSEE
UNION PLANTERS NATIONAL BANK
    Antioch, Bartlett, Brentwood, Chattanooga,
    Clinton, Collierville, Cordova, Dickson,
    Eagleville, Franklin, Gallatin, Germantown,
    Goodlettsville, Hendersonville, Jackson,
    Knoxville, Lebanon, Madison, Memphis, Milan,
    Mt. Juliet, Murfreesboro, Nashville, Oak Ridge,
    and Smyrna.....................................    90
MERCHANTS STATE BANK
    Dyersburg, Gibson, Humboldt, Martin, Ripley,
    Rutherford, Union City, and Yorkville..........    13
FIRST FEDERAL SAVINGS BANK
    Alcoa and Maryville............................     3
BANK OF GOODLETTSVILLE
    Goodlettsville, Springfield, and White House...     4
FIRST NATIONAL BANK OF SHELBYVILLE*
    Monteagle, Shelbyville, and Tracy City.........     5
THE FIRST NATIONAL BANK OF CROSSVILLE
    Crossville and Fairfield Glade.................     5
CITIZENS BANK IN COOKEVILLE
    Algood, Baxter, Cookeville, and Monterey.......     6
SECURITY TRUST FEDERAL SAVINGS AND LOAN ASSOCIATION
    Clinton, Greeneville, Kingston, Knoxville,
    Morristown, and Oak Ridge......................     7
BANK OF ROANE COUNTY
    Harriman, Kingston, Lenoir City, Oliver
    Springs,
    and Rockwood...................................     5
CENTRAL STATE BANK
    Jackson and Lexington..........................     4
FIRST STATE BANK
    Brownsville and Stanton........................     4
BANK OF EAST TENNESSEE
    Morristown and Talbott.........................     6
BANK OF COMMERCE IN WOODBURY
    Auburntown and Woodbury........................     3
DEKALB COUNTY BANK & TRUST COMPANY
    Alexandria, Celina, Dowelltown, and
    Smithville.....................................     5
FARMERS UNION BANK
    Ripley.........................................     3
CITIZENS BANK & TRUST COMPANY IN WARTBURG
    Oliver Springs, Sunbright, and Wartburg........     3
FIRST CITIZENS BANK OF HOHENWALD...................     3

                                                   OFFICES
                                                   -------
SAVETRUST FEDERAL SAVINGS BANK
    Dyersburg and Newbern..........................     3
BANK OF TRENTON AND TRUST COMPANY..................     1
ERIN BANK & TRUST COMPANY..........................     1
FIRST CITIZENS BANK*
    Columbia, Franklin, and Mt. Pleasant...........     3
FIRST STATE BANK OF FAYETTE COUNTY IN SOMERVILLE...     1
CUMBERLAND CITY BANK...............................     1
THE PEOPLES BANK OF ELK VALLEY IN FAYETTEVILLE*....     1
PICKETT COUNTY BANK AND TRUST COMPANY IN
  BYRDSTOWN........................................     1
ANDERSON COUNTY BANK IN CLINTON*...................     1
MISSISSIPPI
UNITED SOUTHERN BANK
    Batesville, Clarksdale, Drew, Friars Point,
    Lambert, Lula, Olive Branch, Oxford, Pope,
    Sledge, and Tutwiler...........................    16
FIRST NATIONAL BANK IN NEW ALBANY
    Ashland, Blue Mountain, Hickory Flat, New
    Albany, Ripley, and Tupelo.....................     9
KENTUCKY
SIMPSON COUNTY BANK IN FRANKLIN*...................     4
ADAIRVILLE BANKING COMPANY*........................     1
ARKANSAS
MERCANTILE BANK IN JONESBORO
    Bono, Brookland, and Jonesboro.................     9
FIRST STATE BANK OF NEWPORT
    Newport and Tuckerman..........................     3
BANK OF WEINER
    Fisher and Weiner..............................     2
SEARCY COUNTY BANK
    Leslie and Marshall............................     2
THE BANK OF RECTOR.................................     1
MERCANTILE BANK IN MAMMOTH SPRING..................     1
MERCANTILE BANK IN HARDY
    Hardy and Sidney...............................     2
ALABAMA
STEINER BANK IN BIRMINGHAM.........................     2
                                                   -------
TOTAL..............................................   234
                                                   -------
                                                   -------

* Acquired subsequent to December 31, 1993

- -----------------------------------------------------------        ----------------------------------------------------------------
- -----------------------------------------------------------        ----------------------------------------------------------------
UNION PLANTERS CORPORATION/                                        UNION PLANTERS NATIONAL BANK
UNION PLANTERS NATIONAL BANK                                       REGIONAL BRANCHES
DIRECTORS                  UNION PLANTERS                          UNION PLANTERS                     UNION PLANTERS
                           CORPORATION                             NATIONAL BANK                      NATIONAL BANK
ALBERT M. AUSTIN           EXECUTIVE OFFICERS                      CHATTANOOGA, TN                    NASHVILLE, TN
Chairman                   BENJAMIN W. RAWLINS,                    THOMAS W. FLENNIKEN                STANLEY D. OVERTON
Cannon, Austin                JR.                                  Regional President                 Regional Chairman
   and Cannon, Inc.        Chairman & CEO
                                                                   ADVISORY DIRECTORS                 ADVISORY DIRECTORS
MARVIN E. BRUCE            J. ARMISTEAD SMITH
Chairman & CEO             Vice Chairman                           STEVE A. BOVELL                    ANITA BALTIMORE
TBC Corporation                                                    President                          Vice President of Business
                           JACKSON W. MOORE                        Capstone Properties, Inc.             Dev.
GEORGE W. BRYAN            President                                                                  Interior Design Services, Inc.
Senior Vice                                                        JOHN F. GERM
   President               JAMES A. GURLEY                         President                          WILLIAM R. BRUCE
Sara Lee Corporation       Executive Vice                          Campbell & Associates, Inc.        Attorney
                              President                                                               Baker, Worthington, Crossley
ROBERT B. COLBERT,                                                 DOROTHY P. HICKS                   Stansberry & Woolf
   JR.*                    JACK W. PARKER                          Real Estate Broker
Retired                                                            Fletcher Bright Company            JUDSON G. COLLINS
Signal Apparel             Executive Vice                                                             Retired Broadcaster
   Co., Inc.                  President and                        DALE F. STUDER
                              Chief Financial                      President                          CHARLES W. COOK, JR.
HANFORD F. FARRELL,           Officer                              Studer Investments                 Regional President
   JR.                                                                                                Union Planters National Bank
Chairman                   M. KIRK WALTERS                         DR. HARRY D. WAGNER
Farrell-Cooper             Senior Vice President,                  President                          DAN W. DENNEY
   Mining Compan            Treasurer, and Chief                   Fortune Practice Management        Partner
                            Accounting Officer                      of Chattanooga                    Wilson County Motor Company
JAMES L. HARPER**                                                  ------------------------------
Partner                    J. F. SPRINGFIELD                       ------------------------------     JAMES L. HARPER
Harper-Maes and            Secretary and                                                              Partner
   Associates                 General Counsel                      UNION PLANTERS                     Harper-Maes and Associates
                           ---------------------------------       NATIONAL BANK
PARNELL S. LEWIS,          ---------------------------------       JACKSON, TN                        JOE L. HOOPER
   JR.                                                             HARBERT R. ALEXANDER               Retired Savings Bank Executiv
President                  UNION PLANTERS                          Regional President
Anderson-Tully             NATIONAL BANK                                                              VADEN M. LACKEY, JR.
   Company                                                         ADVISORY DIRECTORS                 Attorney
                           ADVISORY DIRECTORS                                                         Stokes & Bartholomew, P.A.
C.J. LOWRANCE, III                                                 WILLIAM E. ALLEN
President                  DR. C. C. HUMPHREYS                     President                          JOHN T. ROCHFORD
Lowrance Brothers          President Emeritus                      Devilbiss Air Power Company        President
   & Co., Inc              Memphis State                                                              Rochford Realty and
                              University                           THOMPSON DABNEY                     Construction Company, Inc.
R. BRAD MARTIN                                                     Chairman
Chairman & CEO             LLOYD B. LOVITT,                        W.P. Dabney & Son Furniture        T. C. SUMMERS
Proffitts, Inc.               JR.                                                                     Chairman/Owner
                           Owner and President                     CHARLES E. DUNHAM                  T.C. Summers, Inc.
JACKSON W. MOORE           Jacobson & Lovitt                       Retired                            ------------------------------
President                   Development Co.                                                           ------------------------------
Union Planters                                                     CARL KIRKLAND
   Corporation             ROBERT D. MCCALLUM                      President & CEO                    UNION PLANTERS
                           Consultant                              Kirkland Consolidated, Inc.        NATIONAL BANK
STANLEY D. OVERTON                                                                                    KNOXVILLE, TN
Vice Chairman              J.T. MURFF                              DONALD LAYCOOK
Union Planters             Investor                                President                          J. ARMISTEAD SMITH
   National Bank                                                   Laycook Printing Company           Regional Chairman
                           THOMAS R. PRICE
C. PENN OWEN, JR.          Attorney at Law                         J.H. LUCKEY                        CHARLES T. BRYANT
Managing Partner           The Winchester                          Partner                            Regional President
Bowdre Place                  Law Firm                             C.E. Luckey & Sons
                                                                                                      ADVISORY DIRECTORS
KENNETH W. PLUNK**         TIMMONS L. TREADWELL,                   THOMAS S. REED
President                     III                                  Owner                              DAVID G. BROWN
Union Planters             Managing Partner                        Reed & Associates, Inc.            Owner
   National Bank           Treadwell & Harry                                                          Brown, Brown & West Real
                                                                   A.U. TAYLOR, III                      Estate
BENJAMIN W. RAWLINS,                                               President
   JR.                                                             City Lumber Company                LINDA L. BROWN
Chairman & CEO                                                                                        Owner
Union Planters                                                     JOHN W. WILLIAMS                   Linda Brown Realty Company
   Corporation and                                                 Manager
   Union Planters                                                  Jackson Utility Division           RICHARD A. DEW, MD
   National Bank                                                   ------------------------------     Methodist Medical Center
                                                                   ------------------------------
DR. V. LANE RAWLINS                                                UNION PLANTERS                     CARL C. ENSOR, JR.
President                                                          NATIONAL BANK                      Retired
Memphis State                                                      MURFREESBORO, TN                   Former Banker
   University                                                      KATHY S. POTTER
                                                                   Regional President                 B. JAMES GEORGE
DONALD F. SCHUPPE                                                                                     President
Retired Managing                                                   ADVISORY DIRECTORS                 Beta Development Corporation
   Partner
Memphis Office                                                     JAMES H. BAILEY, III               RUBY A. MILLER
Price Waterhouse                                                   Architect                          Agent
                                                                   Johnson and Bailey Architects,     State Farm Insurance Company
J. ARMISTEAD SMITH                                                    P.C.
Vice Chairman and                                                                                     STANLEY C. ROY, CPA
   President of the                                                JEFFREY S. HENRY                   Certified Public Accountant
   Community Bank                                                  Colonel
   Group                                                           Tennessee Army National Guard      MILUS R. SKIDMORE
Union Planters                                                                                        Investor
   Corporation                                                     SAM H. INGRAM                      Entrepreneur
                                                                   Board of Regents
LESLIE M. STRATTON,                                                State of Tennessee                 DR. BOB F. THOMAS
   III                                                                                                Professor
President                                                          MARGARET NEAL THOMPSON             Roane State Community College
Leslie M. Stratton                                                 Regional Director
   Company                                                         TN/KY Division                     ARCHIE F. WEAVER
                                                                   Rehability Corporation             President
MIKE P. STURDIVANT*                                                                                   Coronado Stone-Weaver
President                                                                                                Enterprises
Due West Gin Co.,
   Inc.

RICHARD A. TRIPPEER,
   JR.
President
R. A. Trippeer,
   Inc.

 * Director of
   Union Planters
   Corporation only.
** Director of Union
   Planters National
   Bank only.

                                      60

- ---------------------------  ---------------------------    ---------------------------     ---------------------------
- ---------------------------  ---------------------------    ---------------------------     ---------------------------
                             BANK OF GOODLETTSVILLE                                         CITIZENS BANK &
TENNESSEE BANKING            GOODLETTSVILLE, TN (CONT'D)    CENTRAL STATE BANK              TRUST CO.
SUBSIDIARIES                                                LEXINGTON, TN                   WARTBURG, TN (CONT'D)
BANK OF COMMERCE             TIMOTHY M. GARRETT
WOODBURY, TN                 Vice Chairman                  BILLY MAX WOODS                 ROY MCNEAL
                             Bank of Goodlettsville         President & CEO                 Secretary to the Board
STEVE A. SMITH               Funeral Director                                               Citizens Bank & Trust Co.
Chairman, President & CEO    Cole and Garrett Funeral       DIRECTORS                       Retired Pharmacist
                              Home, Inc.
DIRECTORS                                                   THOMAS E. BUNCH                 BILLY M. RICE
                             TONY D. GREGORY                Retired Postmaster              President & CEO
WILLIAM H. BRYSON            Executive Vice President                                       Citizens Bank & Trust Co.
Attorney at Law              Bank of Goodlettsville         HAROLD GRIGGS
                                                            Owner                           FRED J. ROETTGER
CHRISTINE DILLON             DANIEL R. HAWKINS              Griggs Big Star Super           Chairman
Executive Vice President     President and CEO               Market                         Citizens Bank & Trust Co.
Bank of Commerce             Bank of Goodlettsville                                         Martin Marietta Engineer
                                                            JAMES W. GURLEY
MARSHALL E. DUGGIN           ---------------------------    Vice President -- Cashier       WAYNE SOLOMON
Attorney at Law              ---------------------------    Central State Bank              Owner, Schubert Funeral
                             BANK OF ROANE COUNTY                                            Home
ROY FUSTON                   HARRIMAN, TN                   THOMAS HOLMES
Owner                        LARRY W. BYRKIT                Owner                           ARLAND SPEARS
Fuston's Antiques            President & CEO                Holmes Ford, Inc.               Retired
Fuston's Variety Store
                             DIRECTORS                      JOHN MELTON                     ---------------------------
AUSTIN JENNINGS                                             Vice President                  ---------------------------
Owner                        LARRY W. BYRKIT                Central State Bank              CUMBERLAND CITY BANK
Jennings Jewelers            President & CEO                                                CUMBERLAND CITY, TN
                             Bank of Roane County           ELMER L. STEWART
G. WENDELL KENNEDY                                          Attorney                        ROBERTA D. HOLLEY
Retired Postal               C. S. HARVEY, JR.                                              President & CEO
 Worker/Farmer               President                      CAROL A. STONE
                             Harvey's Furniture &           Vice President                  DIRECTORS
DONALD PASCHAL                Appliance                     Central State Bank
Farmer                                                                                      DR. HARPER L. COLE
                             JAMES M. HENRY                 BOBBY TATE                      Retired Educator
STEVE A. SMITH               President                      Vice President
Chairman, President & CEO    Tennessee Resource Valley      Central State Bank              W.E. DOUGHERTY
Bank of Commerce                                                                            Retired Postmaster
                             CHARLES W. JOHNSON             LAWTON REX TODD
WILLIAM SMITH                Retired                        Vice President                  H. RYAN HOLLEY
Vice Chairman                Rockwood Electric Utility      Central State Bank              Chairman
Bank of Commerce                                                                            Cumberland City Bank
                             WILLIAM A. NEWCOMB             BILLY MAX WOODS
GORDON SUMMAR                Attorney at Law                President & CEO                 ROBERTA D. HOLLEY
Farmer                       Newcomb & Murphy               Central State Bank              President & CEO
                                                                                            Cumberland City Bank
ADVISORY DIRECTOR            GILBERT D. PICKEL              ADVISORY DIRECTOR
                             President                                                      G. L. LANDISS, JR.
R.H. BURKE                   Century 21, Pickel             KENNETH L. AUSTIN               Retired Postal Service
- ------------------------      Partners, Inc.                Vice President
- ------------------------                                    Central State Bank              STEPHEN T. LEWIS
                             C. G. SEXTON                                                   Cashier
BANK OF EAST TENNESSEE       Sexton Automotive Group        ---------------------------     Cumberland City Bank
MORRISTOWN, TN                                              ---------------------------
                             BROWDER G. WILLIAMS            CITIZENS BANK                   ---------------------------
CHARLES T. BRYANT            Attorney at Law                COOKEVILLE, TN                  ---------------------------
President & CEO              Chairman                                                       DEKALB COUNTY BANK
                             Bank of Roane County           GLENN H. RAMSEY                 AND TRUST COMPANY
DIRECTORS                                                   Chairman & CEO                  ALEXANDRIA, TN
                             GEORGE E. WILSON, III
URSELL B. ATKINS             President                      DIRECTORS                       TOMMY ANDERTON
Agency Manager               Roane Hosiery, Inc.                                            Chairman, President & CEO
Hamblen County Farm                                         GARY W. CARWILE
 Bureau                      ---------------------------    President                       DIRECTORS
                             ---------------------------    Carwile Mechanical
CHARLES T. BRYANT            BANK OF TRENTON                 Contractors                    TOMMY ANDERTON
President & CEO              AND TRUST COMPANY                                              Chairman, President & CEO
Bank of East Tennessee       TRENTON, TN                    ROBERT C. DAVIS                 DeKalb County Bank &
                                                            Pharmacist/Owner                 Trust Company
KENNETH D. CARPENTER         DOTTY M. JONES                 Medical Center Pharmacy
Manager                      President & CEO                                                DAN ANDREWS
Appalachian Electric                                        WILLIAM C. FRANCIS              Bank Consultant
 Cooperative                 DIRECTORS                      Physician
                                                            William C. Francis, M.D.,       R. V. BELLENFANT
JERRY C. CRANFORD            WILLIAM HAYNES                  P.C.                           Retired
Director of Manufacturing    Retired
Universal Furniture                                         CHARLES W. KIBBONS, JR.         ALVA T. HARRELL
                             WINTER HODGES                  Personal Investments            CPA
SAMUEL F. GRIGSBY, SR.       President                                                      Marlin-Edmondson, P.C.
Chairman of the Board        Westwin, Inc.                  L. W. LEGGE, JR.
Bank of East Tennessee                                      President                       ANTHONY T. MOORE
Farmer                       RICHARD INGRAM                 L. W. Legge Insurance           Chairman, President & CEO
                             President                       Agency                         First Federal Savings Bank
SAMUEL F. GRIGSBY, JR.       Ingram's IGA, Inc.
Executive Vice President                                    JAMES T. MARTIN                 LARRY E. VICKERS
Bank of East Tennessee       DOTTY M. JONES                 President                       President
                             President & CEO                Citizens Bank                   L. E. Vickers and
WILLIAM H. INMAN             Bank of Trenton and Trust                                       Associates
Retired Judge                 Company                       GLENN H. RAMSEY                  Data Processing Company
                                                            Chairman & CEO
JOE H. SANFORD               HUNTER PARTEE                  Citizens Bank                   TOM WILEY
Former Farm Credit Manager   Retired                                                        Director of Operations
                                                            GARY SASSER                     Designs by Norvell, Inc.
WILLIAM F. YOUNG             GEORGE RASBERRY                President
President                    Owner                          Averitt Express, Inc.           ---------------------------
Young's Furniture Company    Rasberry Motors                                                ---------------------------
                                                            ADVISORY DIRECTORS
- ---------------------------  C.B. SINGLETON, JR.                                            ERIN BANK & TRUST COMPANY
- ---------------------------  Chairman of the Board          H.S. BARNES                     ERIN, TN
                             Bank of Trenton and Trust      LEON T. DELOZIER
BANK OF GOODLETTSVILLE        Company                       E.H. HOOPER                     BYDE SIMPSON
GOODLETTSVILLE, TN                                          WALLACE PRESCOTT                President & CEO
                                                            ELEANOR B. SADLER
DANIEL R. HAWKINS                                           W.R. WHITAKER, JR.              DIRECTORS
President and CEO                                           ---------------------------
                                                            ---------------------------     JOHNNY D. BAGGETT
DIRECTORS                                                   CITIZENS BANK &                 Executive Vice President
                                                            TRUST CO.                       Erin Bank & Trust Company
JACQUELINE W. ALSTON                                        WARTBURG, TN
Vice President                                                                              C. W. MITCHUM, JR.
Bank of Goodlettsville                                      BILLY M. RICE                   Pharmacist
                                                            President & CEO                 Partner, Mitchum Drug
KENNETH T. ANDERSON                                                                          Company
Senior Vice President                                       DIRECTORS
Bank of Goodlettsville
                                                            RAYMOND BUXTON
JOHN C. GARRETT, III                                        Retired Chemist
Chairman
Bank of Goodlettsville                                      WILLIAM L. HARPER
                                                            Martin Marietta Chemist


- -------------------------   -------------------------     -------------------------     -------------------------
- -------------------------   -------------------------     -------------------------     -------------------------
ERIN BANK & TRUST           FIRST FEDERAL SAVINGS BANK    FIRST STATE BANK              PICKETT COUNTY
COMPANY                     MARYVILLE, TN (CONT'D)        BROWNSVILLE, TN (CONT'D)      BANK AND TRUST COMPANY
ERIN, TN (CONT'D)                                                                       BYRDSTOWN, TN
R. VERNON MOBLEY            JERRY C. HILL                 RONALD C. RICHARDS
Retired Rural Carrier       President                     President                     TIMOTHY J. BARNHILL
                            Colonial Development, Inc.    Richards Agency,              President & CEO
BYDE SIMPSON                                               Incorporated
President & CEO             HOMER L. ISBELL                                             DIRECTORS
Erin Bank & Trust           Retired Physician             ELEANOR ROOKS
 Company                                                  Retired Educator              TIMOTHY J. BARNHILL
                            ROBERT R. KNOLL                                             President & CEO
JOSEPH H. SPENCER           Dentist                       DALLAS SMOTHERS               Pickett County Bank and
Attorney                    Dr. Robert R. Knoll,          Manager                        Trust Company
Retired Circuit Court        DDS, P.C.                    Haywood Farmers
 Judge                                                     Cooperative                  COLEMAN CROUCH
                            DON E. PETERSON                                             Co-Owner
HOMER A. THOMAS             Vice President                JERE WILLIAMSON, JR.          Green Meadows Angus
Retired                     Lawler-Wood, Inc.             Executive Vice President       Farms
General Insurance Agency                                  First State Bank
                            JAMES N. PROFFITT, JR.                                      DOUGLAS GARRETT
- -------------------------   CPA and Partner               -------------------------     Owner
- -------------------------   Proffitt & Goodson, Inc.      -------------------------     Garrett's Pharmacy

FARMERS UNION BANK          B. R. SULLIVAN                FIRST STATE BANK OF           HERBERT GROCE
RIPLEY, TN                  President and CEO              FAYETTE COUNTY               Retired
                            First Federal Savings         SOMERVILLE, TN                Tennessee Farmers Co-op
S. N. ANTHONY, JR.           Bank                                                       Co-Owner
President & CEO                                           PAUL B. DAWSON, JR.           Green Meadows Angus
                            J. DAVID WALKER               President & CEO                Farms
DIRECTORS                   Owner
                            General Live Stock            DIRECTORS                     ROY H. KOGER
S. N. ANTHONY, JR.           Operation                                                  Retired
President & CEO                                           FRANK BOSWELL                 Executive Vice President
Farmers Union Bank          -------------------------     Owner                         Pickett County Bank and
                            -------------------------     Somerville Farm Supply         Trust Company
S. N. ANTHONY, III          THE FIRST NATIONAL                                          Owner, Koger Farms
President                   BANK OF CROSSVILLE            PAUL B. DAWSON, JR.
S. N. Anthony, Inc.         CROSSVILLE, TN                President & CEO               -------------------------
 Insurance                                                First State Bank of           -------------------------
                            FRED J. FLICK                  Fayette County
RANDY LANKFORD              President & CEO                                             SAVETRUST FEDERAL SAVINGS
Owner                                                     THOMAS H. FOWLER               BANK
Lankford Realty Company     DIRECTORS                     Landowner                     DYERSBURG, TN

L. W. POSTON, JR.           DIANE D. BROWN                J. PAYSON MATTHEWS, III       G. W. HAMPTON
Contractor                  Senior Vice President         Attorney at Law               Chairman, President & CEO
                            The First National Bank
JOSEPH H. WALKER, III        of Crossville                FRANK S. MCKNIGHT             DIRECTORS
Chancery Court Judge                                      Physician, Morris Clinic
                            J. W. BROWN                                                 WILLIAM A. ADCOCK
- -------------------------   Chairman                      REUBEN S. RHEA                CEO
- -------------------------   The First National Bank       President                     AWM, Inc.
FIRST CITIZENS BANK          of Crossville                Rhea Oil Company
HOHENWALD, TN                                             Farmer                        RALPH W. FARMER
                            FRED J. FLICK                 Woodburn Farms                Attorney at Law
ANNETTE PEERY               President & CEO                                             Farmer Moore Jones
President & CEO             The First National Bank       -------------------------      Hamilton & Lay
                             of Crossville                -------------------------
DIRECTORS                                                 MERCHANTS STATE BANK          HOWARD C. GUTHRIE
                            J. H. GRAHAM, III             HUMBOLDT, TN                  Athletic Director
DAVID ADCOX                 Chief Financial Officer                                     Dyersburg State
President                   Southeast Mat Company         CLINT O. WILLIAMS              Community College
Highland Corporation                                      President & CEO
                            L. BURRELL HARRIS                                           G. W. HAMPTON
DAN ANDREWS                 Vice President                DIRECTORS                     Chairman, President & CEO
Bank Consultant             Brown Insurance Group                                       SaveTrust Federal
                                                          JACK ALBRIGHT, JR.             Savings Bank
DON BARBER                  THOMAS E. LOONEY              Retired
Owner and Manager           Attorney at Law               Hale-Albright Men's Store     JOHN H. HOFF
Barber Oil Co.              Looney & Looney                                             Insurance Agent
                                                          FRED BAIER, JR.               Bradshaw & Company
ROBERT BURKLOW              J. ROBERT MITCHELL, JR.       Owner                          Insurors
Burklow & Associates        Owner                         Farmers Seed Company
                            Mitchell Drug Company                                       JOHNNIE D. SORRELL
DOUGLAS CHAPMAN                                           FELIX R. DOWSLEY              Vice President
Senior Vice President       RALPH PADGETT                 Retired                       SaveTrust Federal Savings
First Citizens Bank         Owner                         Dowsley Insurance and          Bank
                            Plateau Truck & Tractor        Realty
GEORGE S. MILES              Company                                                    -------------------------
Financial Consultant and                                  THOMAS D. DUNLAP              -------------------------
 Vice Chairman of the       WILLIAM D. SELECMAN,          Attorney and Landowner
 Board                       D.D.S.                                                     SECURITY TRUST FEDERAL
First Citizens Bank         Private Practice              W. RALPH JONES, III            SAVINGS & LOAN ASSOCIATION
                                                          President                     KNOXVILLE, TN
RICKY MORROW                COSBY STONE                   Jones Manufacturing
Owner                       Managing Partner               Company                      LANNY T. PAYNE
Morrow's Foodtown and       TAP Publishing Company                                      Chairman, President, and
 Dairy Queen Restaurant                                   CHARLES R. LEWIS              Chief Executive Officer
                            -------------------------     Director Emeritus
ANNETTE PEERY               -------------------------                                   DIRECTORS
President and CEO                                         HAROLD W. MCLEARY, JR.
First Citizens Bank         FIRST STATE BANK              Attorney at Law               J. MICHAEL ANDERSON
                            BROWNSVILLE, TN                                             Director
MARYLAND SPEARS                                           CLINT O. WILLIAMS             President
Distributor                 JERE EAST                     President & CEO               Hilltop Enterprises, Inc.
Yogie's Purity Milk         President                     Merchants State Bank

MICHAEL SPITZER             DIRECTORS                     ADVISORY DIRECTORS
Attorney at Law
Keaton, Turner, and         KENNETH COZART                JAMES ATKINS
 Spitzer                    Certified Public              FRED BAIER, JR.
                             Accountant                   JAMES CRENSHAW
GLENN WOODALL                                             LARRY FOWLKES
Owner                       JERE EAST                     W. W. HASSELL
Woodall Grading and         President                     L. H. HERNDON, JR.
 Engraving Co., Inc.        First State Bank              J. GUS HICKS
- -------------------------                                 ED JONES
- -------------------------   C. THOMAS HOOPER, III
                            Attorney at Law
FIRST FEDERAL SAVINGS BANK
MARYVILLE, TN               ALLEN KING
                            Farmer
B. R. SULLIVAN
President and CEO           PATRICK H. MANN, JR.
                            Attorney at Law
DIRECTORS
                            PETER MASCOLO
DARRELL D. AKINS            President
President and Co-owner      Kleer Vu Industries,
Akins & Tombras of           Inc.
 Knoxville
                            RAILEY POWELL
THOMAS B. CLICK             President
Owner                       Powell Hardwood
McCammon Ammons Funeral      Manufacturing Company
 Home


- ---------------------------   ---------------------------    ---------------------------       ---------------------------
- ---------------------------   ---------------------------    ---------------------------       ---------------------------
SECURITY TRUST FEDERAL        UNITED SOUTHERN BANK           FIRST STATE BANK                  THE BANK OF RECTOR
SAVINGS & LOAN ASSOCIATION    CLARKSDALE, MS (CONT'D)        OF NEWPORT                        RECTOR, AR
KNOXVILLE, TN (CONT'D)                                       NEWPORT, AR
LANNY T. PAYNE                KENNETH O. WILLIAMS                                              RONALD L. BENSON
Chairman, President, and      Owner                          TOMMY HARGROVE                    President
Chief Executive Officer       Swan Lake Farms                President
Security Trust Federal                                                                         DIRECTORS
Savings & Loan Association    ADVISORY DIRECTORS             DIRECTORS
                                                                                               RONALD L. BENSON
GLORIA S. RAY                 BATESVILLE, POPE AND SLEDGE    MORRIS CRANDALL                   President
Director                      Richard H. McMahan             Farmer                            The Bank of Rector
President                     M. M. Randolph
Greater Knoxville Sports      R. F. Rowsey, Jr.              STEPHEN GRAHAM                    JOE CALVIN
 Corporation                  Dr. Jack B. Stewart, Jr.       Farmer                            Attorney at Law
                              Mary L. Troxler
GEORGE H. RIEGER              E. G. Walker, Jr.              SHIRLEY HAIGWOOD                  DANNY FORD
Director                      James S. Whitaker              Farmer                            Glen Sain Motor Sales, Inc.
President
Southern Employee Benefit     OLIVE BRANCH                   TOMMY HARGROVE                    DANNY HOLIFIELD
 Services                     Gilbert Allen                  President                         Farmer
                              Lawrence Curbo                 First State Bank of Newport
RANDY E. ROBERSON             Gordon Davidson                                                  G. L. LIEBLONG
Executive Vice President      Ruth Gadd                      PHIL HOUT                         Chairman
Security Trust Federal        Harold Nichols                 Attorney at Law                   North Arkansas Bancshares,
 Savings & Loan               Thomas Williams                                                   Inc.
 Association                                                 DAVID L. JOHNSTON
                              DREW                           Retired (Banker)                  ---------------------------
MICHAEL J. ROTHMAN            James Steven Clark                                               ---------------------------
Director                      William J. Dubard              G. L. LIEBLONG                    MERCANTILE BANK
President                     Prentiss Lewis                 Chairman                          MAMMOTH SPRING, AR
Nursing Careers, Inc.         Dr. Travis Richardson          North Arkansas Bancshares,
                              A. W. Shurden                   Inc.                             BILL PACE
J. ARMISTEAD SMITH            Billy Joe Waldrup                                                President
Vice Chairman                                                JOE DAVID SMITH
Union Planters Corporation    LAMBERT                        Veterinarian                      DIRECTORS
President                     Danny Baxley
Community Bank Group          C. B. Cobb, Jr.                ROBERT VANHOOK                    RICHARD GARRISON
                              Ray C. Crawford                Director and Owner                Cattle Farmer
- ---------------------------   Barry S. Haynes                Van Atkins/Campbell Bell
- ---------------------------   Newell Inman                    Stores                           BILL HASS
MISSISSIPPI BANKING           Robert K. Mehrle                                                 Attorney at Law
SUBSIDIARIES                                                 FORREST WISE
                              TUTWILER                       Retired (Industry)                G. L. LIEBLONG
FIRST NATIONAL BANK           James Brand                                                      Chairman
NEW ALBANY, MS                Gus Berryhill                  ---------------------------       North Arkansas Bancshares,
                              Floyd Swindoll                 ---------------------------        Inc.
CHARLES P. DAVIS              P. H. Thornton, III
President & CEO                                              BANK OF WEINER                    BILL PACE
                              ---------------------------    WEINER, AR                        President
DIRECTORS                     ---------------------------                                      Mercantile Bank
                              ARKANSAS BANKING               NILES BISE
BILLY H. BRELAND              SUBSIDIARIES                   President & CEO                   WENDELL RAGSDALE
Certified Public Accountant   MERCANTILE BANK                                                  Auto Parts Store
                              JONESBORO, AR                  DIRECTORS
CHARLES P. DAVIS                                                                               ---------------------------
President & CEO               G. L. LIEBLONG                 NILES BISE                        ---------------------------
First National Bank           Chairman & CEO                 President & CEO                   MERCANTILE BANK
                                                             Bank of Weiner                    HARDY, AR
THOMAS H. HAMILTON, III       DIRECTORS
Salesman                                                     CHARLES E. GIVENS                 BOB EVINS
                              MARYSTEL APPLETON              Cart Well Company                 President
JOE K. ROBBINS, JR.           Bobilldick Farms
President                                                    Dr. E. L. Hogue                   DIRECTORS
Robbins Farms, Inc.           ROY COOPER                     Physician
                              Cooper Construction Company                                      BOB EVINS
LESTER F. SUMNERS                                            JOHN MARCUS HOGUE                 President
Attorney at Law               JOHN FREEMAN                   Baskin-Robbins/Grizzly            Mercantile Bank
                              President and COO               Adams BBQ
- ---------------------------   Mercantile Bank                                                  FLOYD HANNON, JR.
- ---------------------------                                  G. L. LIEBLONG                    Retired
UNITED SOUTHERN BANK          LYNN GREENE                    Chairman
CLARKSDALE, MS                Lynn Greene's Big Star         North Arkansas Bancshares,        KEVIN KING
                                                              Inc.                             Attorney at Law
C. WILLIS CONNELL, JR.        TOMMY LAWRENCE
Chairman & CEO                Manager                        HERBERT ZIEGENHORN                G. L. LIEBLONG
                              Par 5, Inc.                    Farmer                            Chairman
DIRECTORS                                                                                      North Arkansas Bancshares,
                              G. L. LIEBLONG                 ---------------------------        Inc.
C. WILLIS CONNELL, JR.        Chairman                       ---------------------------
Chairman & CEO                North Arkansas Bancshares,     SEARCY COUNTY BANK                ---------------------------
United Southern Bank           Inc.                          MARSHALL, AR                      ---------------------------
                                                                                               ALABAMA BANKING
WILLIS L. FRAZER              J. C. MAHON                    NEIL WILKINS                      SUBSIDIARY
President & COO               Retired District Manager       President                         STEINER BANK
United Southern Bank          Riceland Foods                                                   BIRMINGHAM, AL
                                                             DIRECTORS
FLETCHER S. HAYNES            DR. EUGENE SMITH                                                 B. K. GOODWIN, III
Farmer                        Retired President              J. VIRGIL BLAIR                   President & CEO
                              Arkansas State University      Retired
W. S. HEATON, JR.                                                                              DIRECTORS
Farmer                        M. G. SPURLOCK                 GEORGE E. DANIEL
                              Farm Real Estate               Daniel Hardware                   B. K. GOODWIN, III
WILL LEWIS, JR.                                                                                President & CEO
Partner                       DR. DOUGLAS WOOD               BOB DERICKSON                     Steiner Bank
J. E. Neilson Company         Wood, Wood & Young Vision      Retired
                               Clinic                                                          ARNOLD L. STEINER
ED PEACOCK, III                                              G. L. LIEBLONG                    Retired President
President                                                    Chairman                          Steiner Bank
United Southern Bank                                         North Arkansas Bancshares,
Clarksdale Office                                             Inc.                             MARY S. STEINER

M. P. STURDIVANT                                             ANCIL MAYS
President                                                    Buck Mays Dept. Store
Due West Gin Co., Inc.
                                                             NEIL WILKINS
                                                             President
                                                             Searcy County Bank



CORPORATE INFORMATION

ANNUAL MEETING
Thursday, April 28, 1994 at 10 a.m.
Union Planters Administrative Center
Assembly Room C
7130 Goodlett Farms Parkway
Memphis, Tennessee 38018

CORPORATE OFFICES
7130 Goodlett Farms Parkway
Memphis, TN 38018
(901) 383-6000

CORPORATE MAILING ADDRESS
P.O. Box 387
Memphis, TN 38147

TRANSFER AGENT & REGISTRAR
Union Planters National Bank
Corporate Trust Operations
6200 Poplar Avenue
Suite 300
Memphis, TN 38119

DIVIDEND PAYING AGENT
Union Planters National Bank

INDEPENDENT ACCOUNTANTS
Price Waterhouse

STOCK LISTINGS
Common
  NYSE Symbol: UPC
  Wall Street Journal: Unplantr
Series E Convertible Preferred
  NASDAQ NMS Symbol: UPCPO
  Wall Street Journal: Unplantr pfE

FOR FINANCIAL INFORMATION
CONTACT
Jack W. Parker
Executive Vice President
and Chief Financial Officer
(901) 383-6781

FORM 10-K
Copies of the Corporation's
Annual Report on Form 10-K
as filed with the Securities and
Exchange Commission are
available on request by
writing or calling the
Marketing Division at
(901) 383-6780.

DIVIDEND REINVESTMENT AND STOCK
PURCHASE PLAN
The Plan allows Union Planters
shareholders to reinvest their
dividends in Union Planters
common stock at a 5% discount
from market. No brokerage
commissions or service charges
are paid by shareholders.
The plan also permits those
participating in the plan to
buy additional shares
with optional cash payments
and no brokerage commissions.
Full details are available by
calling (901) 383-6960 or
writing Union Planters
Corporate Trust Operations.

The Corporation's banking
subsidiaries are members of the
FDIC and are Equal Housing
Lenders. UPC and its subsidiaries
are Equal Opportunity Employers.

UNION PLANTERS CORPORATION
P.O. BOX 387
MEMPHIS, TENNESSEE 38147

    Description of map on inside front cover of the Annual Report




The inside front cover of Exhibit 13 (Union Planters Corporation's Annual Report to Shareholders for 1993) contains a map of the states of Kentucky, Arkansas, Tennessee, Mississippi, and Alabama showing the headquarters of Union Planters Corporation and Union Planters National Bank; Union Planters National Bank Regional Branches; and Community Banks' Headquarters.