Form 10-K405, Exhibit 13
period 1994-12-31
UNION PLANTERS CORP
filed 1995-03-23
CIK 100893

                                UNION PLANTERS
                                 CORPORATION
                                    (Logo)


                                      1994

                                     ANNUAL

                                     REPORT

                                    UNION
                                   PLANTERS
                                 CORPORATION
                                    (Logo)


                             MARKET AREAS SERVED

                      TENNESSEE, MISSISSIPPI, ARKANSAS,
                       LOUISIANA, ALABAMA, AND KENTUCKY


                (Figure 1 - The inside front cover of Exhibit
                 13 (Union Planters Corporation's Annual Report to Shareholders for 1994) contains a map of the states of Tennessee, Mississippi, Arkansas, Louisiana, Alabama, and Kentucky showing the counties where Union Planters Corporation affiliates have banking locations and the headquarters for Union Planters Corporation and Union Planters National Bank.)

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                              FINANCIAL HIGHLIGHTS

- ------------------------------------------------------------------------------------------------------
DECEMBER 31,                                                        1994           1993      % CHANGE
- ------------------------------------------------------------------------------------------------------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                              SHARE DATA)
FOR THE YEAR
  Earnings before extraordinary item and accounting changes      $    58,608    $   89,976     (34.9)%
  Extraordinary item, net of taxes                                        --        (3,206)
  Accounting changes, net of taxes                                        --         5,782
  Net earnings                                                        58,608        92,552     (36.7)
PER COMMON SHARE
  Primary
    Earnings before extraordinary item and accounting changes    $      1.25    $     2.31     (45.9)%
    Extraordinary item, net of taxes                                      --          (.09)
    Accounting changes, net of taxes                                      --           .16
    Net earnings                                                        1.25          2.38     (47.5)
  Fully diluted
    Earnings before extraordinary item and accounting changes           1.25          2.23     (43.9)
    Extraordinary item, net of taxes                                      --          (.08)
    Accounting changes, net of taxes                                      --           .15
    Net earnings                                                        1.25          2.30     (45.7)
  Cash dividends                                                         .88           .72      22.2
  Book value                                                           16.01         16.29      (1.7)
AT YEAR END
  Assets                                                         $10,015,069    $9,029,893      10.9%
  Earning assets                                                   9,132,310     8,341,524       9.5
  Loans, net of unearned income                                    5,949,128     4,653,368      27.8
  Allowance for losses on loans                                      122,089       114,353       6.8
  Deposits                                                         8,417,842     7,671,621       9.7
  Shareholders' equity                                               730,707       682,002       7.1
RATIOS
  Return on average assets                                               .58%         1.04%
  Return on average common equity                                       7.40         15.55
  Net interest income (taxable-equivalent) as a percentage of
    average earning assets                                              4.39          4.44
  Allowance for losses on loans as a percentage of loans                2.05          2.46
  Nonperforming loans as a percentage of loans                           .32           .59
  Nonperforming assets as a percentage of loans and foreclosed
    properties                                                           .42           .78
  Allowance for losses on loans as a percentage of nonperforming
    loans                                                                641           414
  Shareholders' equity to assets                                        7.30          7.55
  Leverage ratio                                                        7.18          7.23
  Tier 1 capital to risk-weighted assets                               12.22         13.58
  Total capital to risk-weighted assets                                14.75         16.40
- ------------------------------------------------------------------------------------------------------

                                    CONTENTS

                                                                                              PAGE
                                                                                              ----
Letter to Shareholders.....................................................................      2
Consolidated Balance Sheet and Statement of Earnings.......................................      3
Economic Outlook...........................................................................      5
Selected Financial Data....................................................................      9
Management's Discussion and Analysis of Results of Operations and Financial Condition......     10
Financial Tables...........................................................................     25
Selected Quarterly Data....................................................................     33
Report of Management.......................................................................     35
Report of Independent Accountants..........................................................     35
Consolidated Financial Statements..........................................................     36
Notes to Consolidated Financial Statements.................................................     40
Banks and Communities Served...............................................................     70
Executive Officers and Directors...........................................................     71
Corporate Information......................................................................     72

TO OUR SHAREHOLDERS

     Last year marked a significant increase in the size and value of our banking franchise. At the end of 1994 total assets reached $10 billion, an increase of 60% over the previous year, and shareholders' equity reached $731 million. We are pleased to present this annual report and encourage you to review the financial statements and management's discussion and analysis for details on our performance and financial condition.

     We now serve customers with 380 banking locations in a six-state area. Total loans grew to $5.9 billion and total deposits reached $8.4 billion, giving us the largest deposit base of any bank holding company headquartered in Tennessee.

     Acquisitions accounted for the bulk of the asset growth. The largest of these was Grenada Sunburst System Corporation (GSSC), parent company of the $2.0 billion Sunburst Bank, Mississippi and the $500 million Sunburst Bank, Louisiana. Grenada is only seventy miles from Memphis and GSSC represents an excellent fit with Union Planters because of its similar community banking focus and balanced commercial and consumer lending operations. This acquisition increased our market share in north Mississippi and expanded bank services to central and south Mississippi and south Louisiana. Combining these two strong southeastern banking franchises creates an organization with a market capitalization exceeding one billion dollars and an equity capital base of $731 million. Our larger size gives us access to more funding sources, improved profitability opportunities and a broader, more diversified loan portfolio and deposit base.

     In general, the banking industry has excess capacity and competitive forces are bringing about consolidation and restructuring to lower future costs. Last fall, we joined the growing list of banks planning to restructure and we subsequently announced specific planned branch divestitures and staff reductions. The restructuring plans resulted in significant charges to last year's fourth quarter. While no one likes large charges, the restructuring will result in improved profitability this year and in the future.

     Also, in the fourth quarter, we recognized the cost of a consumer loan marketing program that was initiated in the last half of the year. To date, new loans outstanding under this program are approximately $225 million. In addition, we took losses on sales of investment securities to improve our book yields and provide funding for loan growth. In total, we recorded certain charges for the year of approximately $51 million after tax reducing our 1994 net income to $58.6 million or $1.25 per share, down from $92.6 million or $2.30 per share for 1993. We expect earnings to recover this year as we benefit from higher investment portfolio yields, a larger consumer loan portfolio and the restructuring and focus on integrating our recent acquisitions.

     As a result of a growing economy and our loan risk management strategies, our asset quality measures are the best in the Corporation's history. At year end nonperforming assets were only $25 million or .42% of loans and foreclosed properties and our allowance for losses on loans was $122.1 million or 2.05% of loans. While it is not likely that we can improve on these measures, our high level of reserves should serve us well in any economic slow down.

     Economic growth has always been one of the principal determinants of bank earnings. We have experienced above average economic performance in our Mid-South market area for the last several years and anticipate a continuation this year. (Please see the following section.) While we may experience some further rate increases as the Federal Reserve responds to inflationary concerns, we do not expect increasing rates to produce any significant impact on our operating results.

     Industry consolidation is likely to continue and we believe the best performing banks will be those that increase their market share and control their operating expenses. Our deposit market share now exceeds 25% in 42 of the 105 counties we serve and we will be looking for strategic acquisitions to further increase market share. Reduction and control of operating expenses will continue to be our primary focus over the next several years. With our strong balance sheet, we are well positioned to compete in our market area.

     We welcome our new shareholders and invite you to participate in our automatic dividend reinvestment program which offers a five percent discount and no brokerage fees on share purchases. Thank you for your support.

Yours very truly,


/s/ Benjamin W. Rawlins, Jr.
- ----------------------------
Benjamin W. Rawlins, Jr.
Chairman and Chief Executive Officer

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                                                      DECEMBER 31,
                                                                               --------------------------
                                                                                  1994            1993
                                                                               -----------     ----------
                                                                                 (DOLLARS IN THOUSANDS)
ASSETS
  Cash and due from banks                                                      $   488,722     $  363,360
  Interest-bearing deposits at financial institutions                               10,641         26,675
  Federal funds sold and securities purchased under agreements to resell            29,953         78,149
  Trading account securities                                                       155,951        153,482
  Loans held for resale                                                             24,493        134,206
  Investment securities
    Available for sale (Amortized cost December 31, 1994: $1,975,897; Fair
     value December 31, 1993: $815,360)                                          1,928,984        808,554
    Held to maturity (Fair value: $1,009,969 and $2,542,808, respectively)       1,033,160      2,487,090
  Loans                                                                          5,980,581      4,679,256
    Less: Unearned income                                                          (31,453)       (25,888)
         Allowance for losses on loans                                            (122,089)      (114,353)
                                                                               -----------     ----------
         Net loans                                                               5,827,039      4,539,015
  Premises and equipment                                                           204,136        189,080
  Accrued interest receivable                                                       87,509         70,332
  Goodwill and other intangibles                                                    50,236         47,293
  Other assets                                                                     174,245        132,657
                                                                               -----------     ----------
         TOTAL ASSETS                                                          $10,015,069     $9,029,893
                                                                               ============    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits
    Noninterest-bearing                                                        $ 1,380,737     $1,172,251
    Certificates of deposit of $100,000 and over                                   559,593        593,381
    Other interest-bearing                                                       6,477,512      5,905,989
                                                                               -----------     ----------
         Total deposits                                                          8,417,842      7,671,621
  Short-term borrowings                                                            415,171        275,537
  Federal Home Loan Bank advances                                                  224,103        192,792
  Long-term debt                                                                   116,848        117,379
  Accrued interest, expenses, and taxes                                             72,211         52,766
  Other liabilities                                                                 38,187         37,796
                                                                               -----------     ----------
         TOTAL LIABILITIES                                                       9,284,362      8,347,891
                                                                               -----------     ----------
  Shareholders' equity
    Preferred stock
      Convertible                                                                   87,298         87,298
      Nonconvertible                                                                    --         17,250
    Common stock, $5 par value; 50,000,000 shares authorized; 40,179,474
     issued and outstanding (35,447,702 in 1993)                                   200,897        177,238
    Additional paid-in capital                                                      69,204         59,969
    Net unrealized gain (loss) on available for sale securities                    (28,527)            --
    Retained earnings                                                              401,835        340,247
                                                                               -----------     ----------
         TOTAL SHAREHOLDERS' EQUITY                                                730,707        682,002
                                                                               -----------     ----------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            $10,015,069     $9,029,893
                                                                               ============    ==========

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF EARNINGS

                                                                         YEARS ENDED DECEMBER 31,
                                                                -------------------------------------------
                                                                   1994            1993            1992
                                                                -----------     -----------     -----------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                   DATA)
INTEREST INCOME
  Interest and fees on loans                                    $   460,617     $   375,567     $   314,814
  Interest on investment securities
    Taxable                                                         156,429         151,538         142,663
    Tax-exempt                                                       32,406          29,825          22,238
  Interest on deposits at financial institutions                        718           1,742           4,915
  Interest on federal funds sold and securities purchased
    under agreements to resell                                        3,637           5,092           5,250
  Interest on trading account securities                              9,143           6,194           6,648
  Interest on loans held for resale                                   1,107           7,432           7,250
                                                                -----------     -----------     -----------
         Total interest income                                      664,057         577,390         503,778
                                                                -----------     -----------     -----------
INTEREST EXPENSE
  Interest on deposits                                              235,815         213,197         209,035
  Interest on short-term borrowings                                  20,082           7,230           8,040
  Interest on Federal Home Loan Bank advances and long-term
    debt                                                             19,882          13,253           5,555
                                                                -----------     -----------     -----------
         Total interest expense                                     275,779         233,680         222,630
                                                                -----------     -----------     -----------
         NET INTEREST INCOME                                        388,278         343,710         281,148
PROVISION FOR LOSSES ON LOANS                                         3,636          16,558          27,182
                                                                -----------     -----------     -----------
         NET INTEREST INCOME AFTER PROVISION FOR LOSSES ON
           LOANS                                                    384,642         327,152         253,966
NONINTEREST INCOME
  Service charges on deposit accounts                                52,590          46,532          35,590
  Bank card income                                                   10,192           9,749           8,632
  Mortgage servicing income                                           9,095           9,239           9,400
  Trust service income                                                7,889           7,566           6,871
  Profits and commissions from trading activities                     5,537          11,577          12,252
  Investment securities gains (losses)                              (20,298)          4,495          14,019
  Other income                                                       28,557          30,767          25,845
                                                                -----------     -----------     -----------
         Total noninterest income                                    93,562         119,925         112,609
                                                                -----------     -----------     -----------
NONINTEREST EXPENSE
  Salaries and employee benefits                                    160,862         150,383         116,764
  Net occupancy expense                                              25,750          23,356          19,401
  Equipment expense                                                  26,451          23,986          18,836
  Other expense                                                     185,772         121,956         124,463
                                                                -----------     -----------     -----------
         Total noninterest expense                                  398,835         319,681         279,464
                                                                -----------     -----------     -----------
         EARNINGS BEFORE INCOME TAXES, EXTRAORDINARY ITEM, AND
           ACCOUNTING CHANGES                                        79,369         127,396          87,111
Applicable income taxes                                              20,761          37,420          23,861
                                                                -----------     -----------     -----------
         EARNINGS BEFORE EXTRAORDINARY ITEM AND ACCOUNTING
           CHANGES                                                   58,608          89,976          63,250
Extraordinary item -- defeasance of debt, net of taxes                   --          (3,206)             --
Accounting changes, net of taxes                                         --           5,782              --
                                                                -----------     -----------     -----------
         NET EARNINGS                                           $    58,608     $    92,552     $    63,250
                                                                ============    ============    ============
EARNINGS PER COMMON SHARE
  PRIMARY
    Earnings before extraordinary item and accounting changes   $      1.25     $      2.31     $      1.79
    Extraordinary item -- defeasance of debt, net of taxes               --            (.09)             --
    Accounting changes, net of taxes                                     --             .16              --
                                                                -----------     -----------     -----------
         NET EARNINGS                                           $      1.25     $      2.38     $      1.79
                                                                ============    ============    ============
  FULLY DILUTED
    Earnings before extraordinary item and accounting changes   $      1.25     $      2.23     $      1.77
    Extraordinary item -- defeasance of debt, net of taxes               --            (.08)             --
    Accounting changes, net of taxes                                     --             .15              --
                                                                -----------     -----------     -----------
         NET EARNINGS                                           $      1.25     $      2.30     $      1.77
                                                                ============    ============    ============

                   STRONG ECONOMIC EXPANSION SUPPORTS REGION

     Union Planters Corporation serves a six-state market area which includes Tennessee, Mississippi, Eastern Arkansas, Southern Louisiana, Northern Alabama and Southern Kentucky. Significant contributors to the area's diverse and growing economy are agriculture, heavy and light manufacturing industry, outstanding transportation opportunities, natural gas and petroleum production and refining, chemicals, aerospace and other high-tech industries and the entertainment industry. The region's spectacular economic success story has only recently begun to be recognized. Record employment and personal income increases have elevated the hopes and aspirations of all citizens of the UPC market area.

     The long-term economic outlook for the region is more positive than ever before. For the first time, structural barriers to economic progress are being removed by the unprecedented growth and prosperity being experienced throughout the region. Improvements in productivity derived from new investments in plant and equipment have allowed the region's employers to increase wages and salaries and still remain competitive in international markets.
- --------------------------------------------------------------------------------

                    ECONOMIC ACTIVITY IN THE UPC MARKET AREA

       - Strong employment growth above national rate

       - Income increases above the national rate

       - Low unemployment rates in nearly all counties

       - Very tight urban labor markets

       - Strong, diversified manufacturing base

       - Growing export sector

       - Agricultural sector remains stable and exports grow

       - Casino gaming aids tourism in Mississippi

       - New manufacturing capital investments increase worker productivity

       - Strong employment growth in service industries

       - Low cost of living adds to the area's attractiveness

       - Low-tax environments aid the region's growth

       - Area's quality of life factors highly ranked nationally

       - Pro-business environment and attitudes benefit the region

       - Favorable labor relations, wage rates, and working conditions attract employers
- --------------------------------------------------------------------------------

     Strong regional political leadership and conservative financial policies have kept the tax burden low for both businesses and residents of the region. Attractive tax rates, competitive packages of economic incentives, abundant and affordable resources, a central geographic location, and the overall quality of life have helped make the region attractive for foreign and domestic businesses interested in developing new facilities.

     Unlike other areas of the nation where manufacturing is declining as a source of employment and income, the UPC market area continues to build and rely on the substantial economic strength of its manufacturing base. Approximately 30 percent of the region's total product is accounted for by manufacturing. By comparison, less than 20 percent of the nation's output is a result of manufacturing. Gains in manufacturing employment have contributed substantially to the economic recovery of many areas of the region. Over 31 percent of the region's rural jobs are in manufacturing, and many communities have much higher manufacturing employment levels. In addition, recent gains in capital-intensive and high-tech manufacturing employment have offset the losses that have occurred in low-wage and low-tech clothing and textile firms. As a result, rural and urban wage and salary increases can be explained, in part, by the transition taking place in the region's manufacturing base.

     In Tennessee, the economic expansion has been nothing short of phenomenal. For example, in November 1993, U.S. News & World Report ranked Tennessee number 7 among the 50 states in economic recovery since 1991. The report cited the auto industry as helping boost the state's employment rate by 4.4 percent, versus a national rate of 1.8 percent. Tennessee ranked number 11 in income growth rate and number 14 in new business growth rate.

     And, the state's economy continued to expand in 1994. In April 1994, Dow Jones ranked Tennessee as the strongest economy in the South. Over the 12-month period ending in December 1994, employment in Tennessee grew by 80,200 jobs. Manufacturing added 6,300 new jobs, the trade sector (retail and wholesale) added 22,100 jobs, and the service sector added 18,200 jobs. Approximately 50 percent of the service jobs were in the business and health services categories. Between 1989 and 1993, the Tennessee economy created 160,300 new jobs, a gain of
7.4 percent.

     In June 1994, the U.S. Department of Commerce listed Tennessee's growth in personal income as number one among the 50 states. Per capita income in Tennessee increased from $9,800 to $18,434 during the past decade -- an increase of 87 percent. Since 1969, constant-dollar per capita income in the state has grown 10.4 percent annually versus 7.1 percent growth for the nation. In 1969, Tennessee's per capita income was 76.9 percent of the U.S. average. By 1992, that percentage had grown to 88.0 percent, a 1.0 percentage point gain every two years.

     In August 1994, Tennessee's unemployment rate was 4.7 percent, the lowest unemployment rate in the South. Statewide unemployment has ranked below the national average since July 1991. All of Tennessee's metropolitan areas had unemployment rates of 4 percent or less at the end of 1994. Strong employment growth in rural areas has resulted in steady declines in unemployment rates for those areas.

     An October 1994 report issued by the U.S. Department of Commerce indicated that Tennessee ranked second in the nation in the creation of new jobs since 1991. For example, employers working with the Memphis Area Chamber of Commerce announced 147 new projects that created 11,141 jobs and $1,114,617,000 in investments in plant and equipment in the Memphis area since 1990. All of these projects represented major additions to the economic base of the community. Among the companies announcing major expansions in 1994 and 1995 were International Paper, Auto Zone, Federal Express, Northwest Airlines, Williams-Sonoma, Pfizer, Reebok, and Nissin Foods.

     The multimodal distribution networks emanating from Memphis have made it a leader in recruiting distribution facilities to the city. Federal Express, headquartered in Memphis, is the nation's largest overnight package delivery business with over 20,000 employees located in Memphis and over 100,000 worldwide. Federal Express' overnight delivery services have made Memphis the ideal location for time-sensitive distribution and high-value-added manufacturing establishments that seek to minimize inventory costs and maximize customer service.

     Similar reports are available for communities throughout the state of Tennessee. Companies like Martin Marietta Corporation with 15,926 employees in the Oak Ridge/Knoxville area, Saturn Corporation with 7,573 employees in the Spring Hill/Nashville area, and Nissan Motor Corporation with 5,820 employees in the Smyrna/Nashville area are representative of the corporations present in UPC's region. Levi Strauss & Company, North American Philips Corporation, Textron, Kroger Company, Henry I. Siegel Company, and E. I. DuPont de Nemours & Company have numerous production, distribution, and administrative centers throughout the area. Schering-Plough, Promus, Kellogg, Coors, Sharp, and Smith & Nephew Richards, are large employers in West Tennessee, while Aluminum Company of America, Eastman Chemical, and United Parcel Service are large employers in East Tennessee.

     In Nashville, Opryland USA, Inc., with over 8,000 employees, is the largest single employer. Columbia/HCA Healthcare, Shoney's, Murray Ohio Manufacturing, United Parcel Service, South Central Bell, and Bridgestone/Firestone USA are all major contributors to the Nashville economy with over 2,500 employees each. Similar employment patterns and experiences have occurred in other areas of UPC's region. In Baton Rouge, key industrial segments reflect the region's association with petroleum refining and chemical and paper producers. Dow, Exxon, Uniroyal, BASF Wyndotte, Georgia Pacific, James River, and Ciba-Geigy are a few of the industrial giants located in the Baton Rouge area.

     In Mississippi, both U.S. industrial giants and home-grown industries are major contributors to the market place. Peavey Electronics in Meridian, McRae's Department Stores in Jackson, McCarty Farms in Magee, Bill's Dollar Stores in Jackson, and Delta Pride Catfish in Indianola are a few Mississippi-based employers with from $100 million to over $1.0 billion in sales.

     The Mississippi economy has outperformed the nation in many areas. A November 1994 story in U.S. News & World Report indicated that Mississippi ranked eighth in terms of overall economic growth from 1991-1994. Mississippi led all Southern states in the rankings. Tennessee ranked sixteenth, Louisiana ranked nineteenth, and Arkansas ranked twentieth in economic growth among all states. Mississippi was ranked eighth in employment growth, fourth in income growth, and eighth in new business growth.

     Mississippi businesses reported a record 1,045,400 jobs in November 1994. All major industrial groups reported gains except textiles and apparel. Services accounted for 19,800 new jobs, and manufacturing generated 4,200 new jobs from November 1993 to 1994.

     Nearly all parts of the state have benefited from the gains in employment. For example, Tupelo in Lee County in northeast Mississippi is the most heavily industrialized area in the state. With a population of only 31,000, Tupelo has over 17,000 people employed in manufacturing.

     By contrast, Tunica County in the northwest corner of the state (once the poorest county in the nation) is now the home of seven casinos with 2,000 hotel rooms and a thriving entertainment industry. Retail sales tripled in Tunica County in 1994 -- the highest growth rate in the state. Since approved in 1992, casinos have created 28,000 jobs in Mississippi.

     As in other states in the region, agriculture continues to be an important source of employment and income in Mississippi. Farm production reached a record $4.51 billion in 1994, up $544 million from 1993. Poultry and eggs accounted for almost $1.078 billion of the total and was the top agricultural enterprise in Mississippi in 1994. It surpassed forestry, which recorded production of $1.070 billion. 1994 was also a record year for cotton production, up 40 percent from 1993. Income from cotton was $844 million, up $216 million from 1993.

     Historically tied to the agricultural crops of cotton, rice, and soybeans, Eastern Arkansas' economic base is increasingly diversified and linked to the future of the manufacturing, service, and retail trade sectors in the region. Jonesboro is the largest city in the region, the hub of an increasingly vibrant rural market area.

     North Alabama has also been an economic success story. The growth of the aerospace industry and a critical mass of complementary employers tied to that industry have created a high-growth, high-tech environment. In addition, the Tennessee River and the Tennessee-Tombigbee connection to the Gulf provide waterborne transportation opportunities for many area employers. Decatur, located on the Tennessee River, is home to plants or operations of Amoco Chemical, Monsanto Textiles, 3-M Company, Alpo Pet Foods, Con-Agra, and General Electric.

     With the increasingly diverse economy and broad-based economic growth represented in this region, it is easy to see why the economic outlook for UPC's market area for 1995 is so bright. Nearly every community has had an increase in employment and income opportunities. Nearly every industry has increased its employment levels, capital investments, and output. Whether large or small, urban or rural, communities and businesses throughout the region have experienced unprecedented prosperity in the last few years. And, the trend established recently should set the stage for a stronger, more promising future for all the region's residents.

     Report prepared by Dr. John E. Gnuschke, Director of the Bureau of Business and Economic Research at The University of Memphis.

                 EMPLOYMENT GROWTH FOR STATE AND MAJOR MARKETS
                                  (1988-1994)

                                                     EMPLOYMENT              % CHANGE
                                                ---------------------       -----------
                                                 1988          1994         (1988-1994)
                                                -------       -------       -----------
                                                          (IN THOUSANDS)
                                Tennessee         2,225         2,562           15.1
                                  Memphis           419           499           19.1
                                  Nashville         504           596           18.3
                                  Knoxville         272           332           22.1
                                Mississippi       1,048         1,163           11.0
                                Alabama           1,751         1,933           10.4
                                Arkansas          1,037         1,162           12.1
                                Louisiana         1,712         1,811            5.8
                                  Baton Rouge       245           265            8.2
                                Kentucky          1,575         1,742           10.6
                                United States   114,222       124,608            9.1

                -----------------------------------------------

                Source: Statistical Abstract of the U.S., 1990;
                        The Labor Market Report, Aug. 1989 and
                        Jan. 1995; News, U.S. Department of
                        Labor, Dec. 1994; Employment and
                        Earnings, U.S. Department of Labor, Dec.
                        1988 and Nov. 1994.

                        MAJOR MARKET UNEMPLOYMENT RATES
                           (NOT SEASONALLY ADJUSTED)

                                                                    DECEMBER
                                                              ---------------------
                                                               1993          1994
                                                              -------       -------
                                 Tennessee                        4.6%          3.1%
                                   Memphis                        4.4           3.2
                                   Nashville                      3.2           2.1
                                   Knoxville                      3.8           2.7
                                 Mississippi                      5.1           5.4
                                 Alabama                          7.0           5.0
                                 Arkansas                         6.0           5.1
                                 Louisiana                        7.2           7.2
                                   Baton Rouge                    6.5           6.5
                                 Kentucky                         5.4           4.4
                                 United States                    6.0           5.1

                -----------------------------------------------

                Source: The Labor Market Report, Feb. 1995;
                        Mississippi Labor Market Report, Jan.
                        1995; Alabama Labor Market News, Jan.
                        1995; Bureau of Labor Statistics

                       PER CAPITA INCOME FOR METRO AREAS
                                 (1987 DOLLARS)

                                                               1970          1980          1990
                                                              -------       -------       -------
                     All metro counties in U.S.               $12,080       $14,769       $17,186
                     Memphis, TN                              $ 9,592       $12,650       $15,340
                     % of U.S.                                   79.4          85.7          89.3
                     Nashville, TN                            $10,142       $12,724       $15,964
                     % of U.S.                                   84.0          86.2          92.9
                     Knoxville, TN                            $ 8,961       $11,804       $14,189
                     % of U.S.                                   74.2          80.0          82.6
                     Jackson, MS                              $ 9,255       $12,194       $13,413
                     % of U.S.                                   76.6          82.6          78.0
                     Decatur, AL                              $ 8,701       $10,482       $13,090
                     % of U.S.                                   72.0          71.0          76.2
                     Baton Rouge, LA                          $ 9,536       $13,668       $13,835
                     % of U.S.                                   78.9          92.5          80.5
                     Craighead Co./Jonesboro, AR              $ 8,184       $10,468       $11,860
                     % of U.S.*                                  93.9          96.0          95.1

                -----------------------------------------------

                * % of non-metro income.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA

                                                                             YEARS ENDED DECEMBER 31, (1)
                                                            ---------------------------------------------------------------
                                                               1994          1993         1992         1991         1990
                                                            -----------   ----------   ----------   ----------   ----------
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Net interest income.....................................  $   388,278   $  343,710   $  281,148   $  233,790   $  206,529
  Provision for losses on loans...........................        3,636       16,558       27,182       34,203       26,304
  Investment securities gains (losses)....................      (20,298)       4,495       14,019        2,624           83
  Other noninterest income................................      113,860      115,430       98,590       90,697       92,076
  Noninterest expense.....................................      398,835      319,681      279,464      238,475      231,733
                                                            -----------   ----------   ----------   ----------   ----------
  Earnings before income taxes, extraordinary item, and
    accounting changes....................................       79,369      127,396       87,111       54,433       40,651
  Applicable income taxes.................................       20,761       37,420       23,861       11,537        5,408
                                                            -----------   ----------   ----------   ----------   ----------
  Earnings before extraordinary item and accounting
    changes...............................................       58,608       89,976       63,250       42,896       35,243
  Extraordinary item -- defeasance of debt, net of
    taxes.................................................           --       (3,206)          --           --           --
  Accounting changes, net of taxes........................           --        5,782           --           --           --
                                                            -----------   ----------   ----------   ----------   ----------
  Net earnings............................................  $    58,608   $   92,552   $   63,250   $   42,896   $   35,243
                                                             ==========    =========    =========    =========    =========
PER COMMON SHARE DATA(2)
  Primary
    Earnings before extraordinary item and accounting
      changes.............................................  $      1.25   $     2.31   $     1.79   $     1.32   $     1.03
    Extraordinary item -- defeasance of debt, net of
      taxes...............................................           --         (.09)          --           --           --
    Accounting changes, net of taxes......................           --          .16           --           --           --
    Net earnings..........................................         1.25         2.38         1.79         1.32         1.03
  Fully diluted
    Earnings before extraordinary item and accounting
      changes.............................................         1.25         2.23         1.77         1.32         1.03
    Extraordinary item -- defeasance of debt, net of
      taxes...............................................           --         (.08)          --           --           --
    Accounting changes, net of taxes......................           --          .15           --           --           --
    Net earnings..........................................         1.25         2.30         1.77         1.32         1.03
  Cash dividends..........................................          .88          .72          .60          .48          .48
  Book value..............................................        16.01        16.29        14.02        12.77        11.77
BALANCE SHEET DATA (AT PERIOD END)
  Total assets............................................  $10,015,069   $9,029,893   $7,493,004   $5,928,496   $6,095,531
  Loans, net of unearned income...........................    5,949,128    4,653,368    3,585,769    3,132,924    3,376,435
  Allowance for losses on loans...........................      122,089      114,353       89,827       67,989       67,505
  Investment securities...................................    2,962,144    3,295,644    2,793,950    1,777,754    1,773,508
  Deposits................................................    8,417,842    7,671,621    6,441,991    5,145,181    5,182,379
  Short-term borrowings...................................      415,171      275,537      321,976      222,510      362,364
  Long-term debt(3)
    Parent company........................................      114,790      114,729       74,292       38,163       44,662
    Subsidiary banks......................................      226,161      195,442       21,756       10,083        4,469
  Total shareholders' equity..............................      730,707      682,002      529,496      425,970      383,349
Average assets............................................   10,025,383    8,857,216    6,934,718    5,928,927    6,096,808
Average shareholders' equity..............................      778,232      639,874      494,529      398,651      386,800
Average shares outstanding (in thousands)
    Primary...............................................       40,055       35,311       31,910       31,752       33,738
    Fully diluted.........................................       40,397       39,541       34,754       32,105       34,078
PROFITABILITY AND CAPITAL RATIOS
  Return on average assets................................          .58%        1.04%         .91%         .72%         .58%
  Return on average common equity.........................         7.40        15.55        13.48        10.80         9.12
  Net interest income (taxable-equivalent) to average
    earning assets(4).....................................         4.39         4.44         4.62         4.54         4.02
  Loans/deposits..........................................        70.67        60.66        55.66        60.89        65.15
  Common and preferred dividend payout ratio..............        64.68        31.81        35.72        35.66        43.08
  Equity/assets (period end)..............................         7.30         7.55         7.07         7.19         6.29
  Average shareholders' equity/average total assets.......         7.76         7.22         7.13         6.72         6.34
  Leverage ratio(5).......................................         7.18         7.23         7.11         7.10         6.18
  Tier 1 capital to risk-weighted assets(5)...............        12.22        13.58        13.35        11.91         9.98
  Total capital to risk-weighted assets(5)................        14.75        16.40        15.44        14.13        12.09
ASSET QUALITY RATIOS
  Allowance/period end loans..............................         2.05         2.46         2.51         2.17         2.00
  Nonperforming loans/total loans.........................          .32          .59         1.32         1.09         1.07
  Allowance/nonperforming loans...........................          641          414          190          200          187
  Nonperforming assets/loans and foreclosed properties....          .42          .78         1.69         1.74         1.81
  Provision/average loans.................................          .07          .37          .77         1.04          .78
  Net charge-offs/average loans...........................          .09          .30          .60         1.02          .85

- ---------------

(1) Reference is made to "Basis of Presentation" in Note 1 to the consolidated financial statements.

(2) Share and per share amounts have been retroactively restated for material acquisitions accounted for as poolings of interests.

(3) Long-term debt includes subordinated notes and debentures, obligations under capital leases, mortgage indebtedness, and notes payable with maturities greater than one year. Subsidiary banks' long-term debt is primarily FHLB advances.

(4) Calculation does not include the impact of the unrealized gain or loss on available for sale investment securities.

(5) The risk-based capital ratios are based upon capital guidelines prescribed by federal bank regulatory authorities. Under those guidelines, the required minimum Tier 1 and Total Capital risk-weighted assets ratios are 4% and 8%, respectively. The required minimum leverage ratio of Tier 1 capital to total adjusted assets is 3% to 5% (5% for bank holding companies effecting acquisitions).

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

CORPORATE OVERVIEW

     Union Planters Corporation (the Corporation), a $10.0 billion multi-bank and savings and loan holding company incorporated in 1971 under the laws of Tennessee and headquartered in Memphis, Tennessee, is the second largest financial institution holding company in Tennessee. At December 31, 1994, the Corporation had the largest deposit base of any bank holding company headquartered in Tennessee.

     The Corporation's activities are conducted through its two principal banking subsidiaries, the $2.2 billion Union Planters National Bank (UPNB) headquartered in Memphis, Tennessee and the $2.0 billion Sunburst Bank, Mississippi headquartered in Grenada, Mississippi and 40 other banking subsidiaries and five savings and loan subsidiaries located in Tennessee, Mississippi, Arkansas, Louisiana, Alabama, and Kentucky. Reference is made to the listing of Communities Served on page 70, Table 15, and the map on the inside cover of this report for additional information regarding the size, locations, and markets served by the Corporation's subsidiaries.

     Through its subsidiaries, the Corporation provides a diversified range of financial services in the communities in which it operates including consumer, commercial and corporate lending; retail banking; mortgage banking; and other ancillary financial services traditionally furnished by full-service financial institutions. The Corporation also is engaged in mortgage servicing; investment management and trust service; the issuance and servicing of credit and debit cards; and the origination, packaging, and securitization of loans, primarily the government-guaranteed portions of Small Business Administration (SBA) loans.

     This section of the annual report provides a narrative discussion and analysis of the Corporation's results of operations and financial condition. The consolidated financial statements and related notes and the financial tables which follow this discussion should be considered an integral part of this analysis.

ACQUISITIONS

     Acquisitions have been and are expected to continue to be an important part of the expansion of the Corporation's business. The Corporation completed four acquisitions in 1992, twelve in 1993, and thirteen in 1994, adding approximately $1.6 billion in total assets in 1992, $1.3 billion in total assets in 1993, and $3.8 billion in 1994.

     The Corporation's largest acquisition to date was the acquisition of Grenada Sunburst System Corporation (GSSC) which was completed December 31, 1994. Prior to its merger into the Corporation, GSSC had been a multi-bank holding company headquartered in Grenada, Mississippi, having total assets of approximately $2.5 billion. GSSC was the third-largest financial institution headquartered in Mississippi. The two major subsidiaries of GSSC were Sunburst Bank, Mississippi and Sunburst Bank, Louisiana, having total assets of $2.0 billion and $500 million, respectively. Reference is made to Note 2 to the consolidated financial statements and Table 3 for additional information concerning the institutions acquired during the last three years.

     Management's philosophy has been to provide additional diversification of the revenue sources and earnings of the Corporation through the acquisition of well-managed, small- and medium-size financial institutions, allowing them, where practicable, to remain separate entities and to retain their local characteristics and boards of directors along with substantial autonomy in their day-to-day operations in order to grow within their markets without disruption. Certain larger strategic acquisitions have also been made to enhance the value of the Corporation's franchise.

     This philosophy has made the Corporation an attractive acquiror of financial institutions. Certain functions such as loan review, audit, payroll, insurance management, data processing, and investment portfolio management are centralized or outsourced as appropriate. Management believes that this philosophy provides its subsidiary institutions with an environment which promotes high performance.

     The Corporation expects to continue to take advantage of the consolidation of the financial industry as attractive opportunities are presented. Future acquisitions are primarily expected to be well-managed, in-market institutions having significant local market share in contiguous markets. The level of acquisition activity is expected to slow in 1995 as management focuses on the integration of recent acquisitions and completes the reorganization of its existing operations, including its restructuring as discussed below. Future acquisitions may entail the payment by the Corporation of consideration in excess of the book value of the underlying net assets acquired and may result in the issuance of additional shares of the Corporation's Common and Preferred Stock or additional indebtedness, which may rank senior to outstanding subordinated debt, and therefore, could have a dilutive effect on earnings or book value per share of the Corporation.

REORGANIZATIONS OF BANKING SUBSIDIARIES

     As of July 1, 1994, the Corporation internally reorganized UPNB and formed four new banking subsidiaries: Union Planters Bank of East Tennessee, National Association; Union Planters Bank of Middle Tennessee, National Association; Union Planters Bank of Chattanooga, National Association; and Union Planters Bank of Jackson, National Association (collectively, the Regional Banks). The Corporation injected equity of $101.7 million into the new Regional Banks, a majority of the funds ($98 million) having been provided through a dividend from UPNB. Each of the Regional Banks acquired from UPNB, at book value, substantially all of the assets and assumed all the liabilities of the UPNB branches located in its region. The reassignment of these branches to separate regional banks was intended to permit a local management team and board of directors to focus on the needs and opportunities within the local market and is consistent with the Corporation's regional banking philosophy. UPNB continues to operate branches in the Memphis, Tennessee area. The transfer of branches held by UPNB had no material impact on the consolidated financial condition, results of operations, or liquidity of the Corporation.

     As part of the integration of GSSC into the Corporation, an internal reorganization of Sunburst Bank, Mississippi is expected to occur in 1995. This reorganization is expected to involve the sale and transfer of certain branch locations of Sunburst Bank, Mississippi among five separate banks (two existing banks and three new banks). The locations have been selected along geographic lines among banks headquartered in Clarksdale, New Albany, Grenada, Jackson, Hattiesburg, and Southaven, Mississippi. The Mississippi reorganization will be similar to the reorganization of UPNB in 1994. The new banks will carry the name of Union Planters. Consistent with management's philosophy, each bank will be managed independently, will have a local board of directors, and certain functions will be centralized.

     Management has also implemented a plan to internally merge and consolidate certain of its banking subsidiaries in contiguous market areas to improve operating efficiencies. This plan is expected to reduce the number of banking subsidiaries from 47 at December 31, 1994 to approximately 30 by year end 1995. In connection with this plan, certain banks will change their names to Union Planters and this is expected to enhance efficiencies in marketing their services. Through March 1, 1995, the number of banks has been reduced to 38.

     Finally, management expects to form a specialty banking subsidiary which will include the following operations of the Corporation: bank card, trust, mortgage banking, consumer loan company, insurance activities, SBA loan trading operations, and investment services. This subsidiary will serve all of the Corporation's banks by providing them with a variety of products and services to offer to their customers.

     Management believes that these reorganizations will enable the Corporation to improve the efficiencies of its operations and its profitability in the future. The day-to-day decision-making process will be at the local level which will facilitate providing better service to customers.

EARNINGS OVERVIEW

  Operating Results

     The Corporation reported net earnings of $58.6 million in 1994, a 37% decrease in net earnings from $92.6 million in 1993, compared to $63.3 million in 1992. Fully diluted earnings per common share were $1.25 in 1994, compared to $2.30 and $1.77 in 1993 and 1992, respectively. Returns on average assets (ROA) and average common equity (ROE) were .58% and 7.40%, respectively, in 1994, versus 1.04% and 15.55%, respectively, in 1993. ROA and ROE in 1992 were .91% and 13.48%, respectively.

     Included in net earnings in 1994 were the following items which reduced earnings after taxes by approximately $52.0 million: (i) restructuring and other merger related charges totaling $29.2 million after-tax; (ii) investment securities losses of $13.1 million after-tax; and
(iii) consumer loan marketing program expenses totaling $9.7 million after-tax. Partially offsetting these items was a $1.3 million after-tax favorable litigation settlement.

     Net earnings for 1993 included a net benefit of $2.6 million, or $.07 per fully diluted common share, from the cumulative effect of certain accounting changes partially offset by an extraordinary item related to the in-substance defeasance of debt. See Notes 9, 15, and 16 to the consolidated financial statements for additional information regarding these items.

     Table 1 presents a summary of the Corporation's consolidated results identifying certain operating income and expense items (unusual or infrequently occurring) for each of the last five years. Earnings after taxes and before the identified items and the extraordinary item and accounting changes in 1993, were $109.3 million in 1994, compared to $92.9 million and $67.6 million, respectively, in 1993 and 1992.

     Excluding certain operating items identified in Table 1, earnings in 1994 improved compared to 1993 and 1992. The improvement is attributable to continued growth of net interest income due primarily to acquisitions and a decline in the provision for losses on loans as asset quality continues to improve. Noninterest income declined in 1994 due primarily to a decline in profits and commissions from trading activities. Noninterest expense continued to grow primarily due to acquisitions.

     The following sections describe more fully the significant charges to operating earnings during 1994. The impact of these charges did not have a material adverse impact on the liquidity of the Corporation during 1994 and management expects the Corporation to have sufficient liquidity to meet the requirements of the restructuring plan described below. Approximately $38 million of the charges discussed below were noncash charges in 1994.

  Restructuring Charges

     In connection with the acquisition of GSSC, management adopted a specific plan of restructuring related to its operations in order to facilitate the consolidation of the two organizations and to improve operating efficiencies and profitability throughout the Corporation. Management engaged a consulting firm to assist in identifying performance improvement opportunities and to assist in restructuring branch operations. During 1994, the Corporation incurred fees and expenses of approximately $2.2 million related to the services provided by the consulting firm which is nationally recognized in the banking field.

     The restructuring plan included a review of the branch operations of the Corporation to determine appropriate staffing levels and to determine "best" practices for branch operations. Individual branch operations were reviewed to determine whether certain branches should be closed or divested. Additionally, all sources of fee income were reviewed to identify new opportunities for additional noninterest income. The net interest margin was also evaluated to identify potential for improvement. A review was also made of the operations of the Corporation and GSSC to identify consolidation opportunities and efficiencies to be gained from the consolidation of the two companies.

     Based upon recommendations of the consulting firm and in connection with the restructuring plan, the Corporation offered to certain employees in the fourth quarter of 1994 early retirement/voluntary severance plans. The eligible employees were provided the details of these plans during the quarter and were required to decide whether to elect one of the plans by mid-December. Three hundred eighty-eight employees elected to accept the early retirement/voluntary severance plans which resulted in a pretax charge to earnings of approximately $12.5 million. Those employees electing to accept these plans have either ceased their employment as of December 31, 1994 or will leave the Corporation by mid-1995.

     The Plan also included an involuntary severance plan. This plan provides for the additional reduction of approximately 600 employees through attrition, changes in systems and work procedures, job consolidation, branch divestitures, and other specific reductions. Prior to the end of 1994, management communicated to all employees the Corporation's involuntary severance plan in connection with the offering of the voluntary plans discussed above. Also, management specifically identified the locations, job classifications, and total number of employees to be terminated in connection with the Plan. Management does not expect any significant changes to this plan which resulted in a pretax charge to earnings in 1994 of approximately $3.8 million.

     In connection with the Plan, 38 branch locations have been identified for closure or divestiture. The branch closures or divestitures are subject to obtaining regulatory approvals and, barring unforeseen regulatory restrictions, are expected to occur as soon as possible. Management does not expect any significant changes to the Plan. During the fourth quarter of 1994, management accrued $10.5 million (pretax) of branch-closure/divestiture costs related to the branches identified for closure or divestiture, including write-downs of properties, costs of lease and vendor contract cancellations, and write-off of assets.

     Management expects that the restructuring of the Corporation's operations will produce a more efficient organization. The implementation of the Plan will continue in 1995 and early 1996. Management is devoting significant resources to completion of the Plan to realize the positive benefits as soon as possible. Based on the average salaries of the affected employees or positions, management estimates that the staff reductions associated with its restructuring plan will result in cost savings of approximately $25 to $30 million annually. Cost savings resulting from branch closings and divestitures are not expected to be significant (approximately $1 million to $3 million), since most of the branches identified for divestiture are older branch locations where book values of properties and equipment are minimal. Other savings from implementation of the Plan cannot be quantified at this time.

  Merger Related Expenses

     In connection with the acquisition of GSSC and several other financial institutions during 1994, the Corporation incurred acquisition expenses totaling approximately $14.9 million. These expenses included legal and accounting fees, financial advisory services, employment contract payments, postretirement benefit expenses related to the employees of the entities whose acquisitions were accounted for as poolings of interests who were given credit for prior service, costs for write-down of data processing equipment and cancellation of vendor contracts, printing, finders fees, expenses related to employee benefit plans of acquired entities, and other merger-related expenses.

  Consumer Loan Marketing Program

     During the fourth quarter of 1994, the Corporation initiated and completed a consumer loan marketing program intended to increase the number of account relationships and outstandings in the consumer loan portfolio. The cost of this program was $14.4 million, $9.7 million after-tax. The program has resulted in the establishment of approximately 250,000 new account relationships and approximately $185 million in consumer loans outstanding through the end of January 1995. Management expects additional increases in both account relationships and loans in 1995.

     Detailed analyses of results of operations and financial condition of the Corporation follow. Reference is made to the financial tables at the end of this discussion for additional information regarding the Corporation's financial condition and results of operations.

                               EARNINGS ANALYSIS

NET INTEREST INCOME

     Net interest income is the single most significant component of the Corporation's earnings. For purposes of this discussion, net interest income has been adjusted to a fully-taxable-equivalent basis for certain tax-exempt loans and investments. Reference is made to Tables 4 and 5 which present the Corporation's average balance sheet and rate/volume analysis for each of the three years ended December 31, 1994.

     Net interest income for 1994 was $406.3 million, an increase of 13% over 1993. Net interest income was $360.6 million and $293.7 million, respectively, in 1993 and 1992. The improvement in net interest income for 1994 was primarily attributable to a higher volume of average earning assets, predominately growth from acquisitions and some loan growth from existing operations. Loans increased from existing operations approximately 16% which contributed significantly to the increase in the loan to deposit ratio from 61% at December 31, 1993 to 71% at December 31, 1994. The growth in 1993 compared to 1992 was also attributable to a higher level of average earning assets primarily from acquisitions.

     Also contributing to the increase was growth in noninterest-bearing demand deposits which provided additional investable funds. These deposits increased 15% from 1993 to 1994, and increased

35% from 1992 to 1993. Most of the increase is attributable to acquisitions. In 1992 and 1993, the low interest-rate environment caused an increase in noninterest-bearing demand deposits, as individuals were less concerned with their balances in these deposits and corporate customers were required to maintain higher compensating balances because of the low interest credit for their balances.

     The net interest margin was 4.39% in 1994, down from 4.44% in 1993 and 4.62% in 1992. The decline reflects the effects of rising interest rates in 1994 in which earning assets repriced at a slower rate than interest-bearing liabilities. This is also reflected in the interest-rate spread which was 3.89% in 1994 compared to 4.00% in 1993 and 4.11% in 1992.

INTEREST INCOME

     The following table presents the breakdown of average earning assets for the last three years.

                                                                      1994      1993      1992
                                                                      -----     -----     -----
Average earning assets (In billions)................................   $9.3      $8.1      $6.4
Comprised of:
  Loans.............................................................   58.7%     55.3%     55.6%
  Investment securities.............................................   38.5      40.6      38.9
  Other earning assets..............................................    2.8       4.1       5.5
- ---------------
Taxable-equivalent yield on average earning assets..................   7.37%     7.32%     8.12%

     Taxable-equivalent interest income increased 15% in 1994 to $682.1 million, as compared to $594.3 million in 1993 and $516.3 million in 1992. The growth in average earning assets is the reason for the increase, with average loans accounting for the largest portion of the increase. Most of the growth has resulted from acquisitions. Average investment securities accounted for most of the growth in 1992 and 1993, due to the weak loan growth during that period of time and because in 1992, the Corporation acquired certain deposits of Metropolitan (see Note 2 to the consolidated financial statements) from the RTC which provided a significant amount of cash that was invested primarily in investment securities.

INTEREST EXPENSE

     The following table presents the breakdown of average interest-bearing liabilities for the last three years.

                                                                      1994      1993      1992
                                                                      -----     -----     -----
Average interest-bearing liabilities (In billions)..................   $7.9      $7.0      $5.6
Comprised of:
  Deposits..........................................................   89.7%     93.2%     94.3%
  Short-term borrowings.............................................    6.0       3.7       4.6
  FHLB Advances and long-term debt..................................    4.3       3.1       1.1
- ---------------
Rate paid on interest-bearing liabilities...........................   3.48%     3.32%     4.01%

     In 1994, interest expense increased 18% to $275.8 million as compared with $233.7 million and $222.6 million, respectively, in 1993 and 1992. The increase in interest expense is attributable to an increase in the volume of average interest-bearing liabilities. Also contributing to the increase was the rising interest-rate environment in 1994. The increase between 1993 and 1992 is also related to an increase in the volume of interest-bearing liabilities resulting primarily from acquisitions which was partially offset by a declining interest-rate environment.

     Net interest income is expected to improve in 1995. Management has restructured portions of the investment securities portfolio in 1994 in response to higher interest rates to further improve net interest income and to provide liquidity for current and anticipated loan growth. Emphasis will continue to be placed on improvement of net interest income as one of management's primary goals.

PROVISION FOR LOSSES ON LOANS

     The provision for losses on loans (the provision) is the charge to earnings to increase the allowance for losses on loans to cover potential losses inherent in the loan portfolio. Management's policy is to maintain the allowance for losses on loans at a level considered necessary to absorb all estimated losses inherent in the loan portfolio. Note 1 to the consolidated financial statements describes the methodology used by management to determine the level of the allowance for losses on loans.

     In 1994, the provision was $3.6 million compared to $16.6 million and $27.2 million, respectively, for 1993 and 1992. The decline in the level of the provision is directly related to the improvement in asset quality and the decline in the level of nonperforming loans. The level of the provision in the future is expected to depend primarily on loan growth and the level of net charge-offs.

NONINTEREST INCOME

     The components of noninterest income are presented in Table 1 and in Note 14 to the consolidated financial statements.

  Investment Securities Gains and Losses

     In 1994, the Corporation recognized investment securities losses of $20.3 million compared to investment securities gains of $4.5 million and $14.0 million, respectively, in 1993 and 1992. During the third quarter of 1994, the Corporation restructured a portion of the available for sale portfolio in response to higher interest rates. It is expected that increased book yields will result in additional interest income of approximately $8.5 million annually due to the sale of approximately $430 million of securities having an average maturity of thirteen months and the reinvestment of the proceeds in securities having an average maturity of approximately 30 months.

     During the fourth quarter of 1994, management elected to sell certain low-yielding available for sale securities totaling approximately $460 million to fund current and anticipated loan growth and to reduce short-term borrowings. Also included in securities losses in 1994 is a $2.8 million loss due to an other-than-temporary impairment in the fair value of certain available for sale securities which were sold in January 1995. The securities gains in 1993 and 1992 related to restructuring activities within the investment securities portfolio.

  Other Noninterest Income

     Excluding investment securities gains and losses and items identified in Table 1, noninterest income decreased $2.8 million in 1994 to $111.7 million. This compares to noninterest income of $114.5 million and $95.1 million, respectively, in 1993 and 1992.

     The decline in noninterest income in 1994 is due to a $6.0 million decline in profits and commissions from trading account activities. This reflects a decline in revenues from the Corporation's SBA trading and Capital Market operations and a decline in the activities of Sunburst Financial Group (acquired by the Corporation as part of the GSSC acquisition).

     Management discontinued the Corporation's Capital Market operations in the second quarter of 1994 in response to a decline in revenues over the preceding three years. Revenues from this operation were $467,000 in 1994 compared to $2.1 million and $5.5 million, respectively, in 1993 and 1992. For 1994, the Corporation's Capital Market operations had a loss before taxes of $317,000 compared to earnings before taxes of $474,000 in 1993 and $2.5 million in 1992.

     Revenues from the Corporation's SBA trading operations declined $3.2 million to $3.4 million in 1994 and revenues of Sunburst Financial Group declined $1.2 million to $1.7 million in 1994. This compares to revenues of $6.6 million and $4.6 million in 1993 and 1992, respectively, for the SBA trading operations. For the same periods, the Sunburst Financial Group had revenues of $2.9 million and $2.1 million, respectively. The decline in revenue in these operations is due to lower levels of activity. Revenues from these operations are volatile and future levels cannot be predicted with any certainty.

     Offsetting the declines discussed above was an increase in service charges on deposit accounts of 13% in 1994 and 31% in 1993. The increase is due to acquisitions, lower credit rates on corporate demand deposit accounts, and to a lesser extent, an increase in service fees. Bank card income also has increased over the last three years, increasing 5% in 1994 and 13% in 1993. Bank card income represents both cardholder and merchant fees and is an area of emphasis for the Corporation. Growth is expected in this area in 1995 as a result of the consumer loan marketing program undertaken in 1994 which has been discussed above.

     Trust service income has increased 4% in 1994 to $7.9 million compared to $7.6 million and $6.9 million, respectively, in 1993 and 1992. Mortgage servicing income, which had been an area of growth in the past, has declined over the last three years. Mortgage servicing revenues were $9.4 million in 1992, compared to $9.2 million in 1993 and to $9.1 million in 1994. The decline in revenue is attributable to the low interest-rate environment over these three years which resulted in a high level of refinancing activity.

     Table 1 presents certain operating income items for the last five years. In 1994 the Corporation made a favorable litigation settlement which contributed $2.2 million to noninterest income. In 1993 and 1992, noninterest income included gains from a troubled debt restructuring of $901,000 and $3.5 million, respectively.

NONINTEREST EXPENSE

     The components of noninterest expense are presented in Table 1 and in Note 14 to the consolidated financial statements.

     Table 1 identifies certain operating expenses, including the restructuring and other merger-related expenses and the consumer loan marketing program discussed above, which totaled $58.2 million in 1994. Expenses in 1993 included charges attributable to provisions for conversion of data processing systems, accelerated amortization of intangibles, provisions for litigation settlements, merger related expenses, and write-offs of intangibles totaling $10.1 million. Noninterest expense in 1992 included similar expenses totaling $24.5 million.

     Noninterest expense, before those certain expenses identified in Table 1, increased 10% in 1994, to $340.6 million, compared to $309.6 million and $255.0 million, respectively, in 1993 and 1992.

     Salaries and employee benefit expenses are the largest component of noninterest expense and totaled $160.9 million in 1994 compared to $150.4 million and $116.8 million, respectively, in 1993 and 1992. The growth in this category of expense is attributable mostly to acquisitions. Also contributing to the increase were regular salary increases and increased benefit costs, primarily medical costs. Full-time-equivalent employees have increased from 2,539 in 1992 to 3,003 in 1993 and to 5,029 in 1994. As discussed earlier, the Corporation's restructuring Plan will reduce the total number of employees by approximately 1,000 by the end of 1995 which is expected to reduce salary and employee benefit costs by approximately $25 to $30 million annually.

     Effective January 1, 1993, the Corporation adopted the provisions of SFAS Nos. 106 and 112 which changed the accounting for postretirement and postemployment expense benefits. The Corporation elected to expense, on January 1, 1993, the accumulated postretirement and postemployment obligations of $9.6 million ($5.9 million after taxes) upon adoption, instead of amortizing the obligations to expense over 20 years as permitted by the new standards. The ongoing expense related to these standards is not significant. Included in the merger related expenses discussed above is approximately $2.1 million of expense related to these benefits due to the Corporation granting employees of acquired entities, accounted for as poolings of interests, credit for prior service.

     Occupancy and equipment expense increased 10% in 1994 to $52.2 million, following a 24% increase from 1992 to 1993. The increase is related to acquisitions which increased the number of branch locations being operated by the Corporation. The increase in expense was limited due to negative goodwill resulting from the Fidelity acquisition in 1992 which enabled the Corporation to write down the fixed assets of Fidelity by the amount of negative goodwill which has resulted in a lower occupancy and equipment expense of approximately $2.3 million annually.

     Other significant increases or decreases in other noninterest expense are summarized as follows:

                                                                           INCREASE (DECREASE)
                                                                    ---------------------------------
                                                                    1994 VS. 1993      1993 VS. 1992
                                                                    --------------     --------------
                                                                         (DOLLARS IN THOUSANDS)
FDIC insurance assessment.........................................     $    587           $  4,402
Advertising and promotion.........................................        2,121              1,704
Stationery and supplies...........................................        2,021              2,105
Postage and other carrier.........................................        1,326              1,808
Amortization of goodwill and other intangibles....................       (1,586)             2,054
Other contracted services.........................................         (148)             1,406
Communications....................................................          532              1,149
Legal fees........................................................        1,894             (3,972)
Other real estate expense.........................................       (2,814)            (1,156)
Audit fees........................................................        1,093              1,130
Other personnel services..........................................        1,489                386
                                                                    --------------     --------------
          Total...................................................     $  6,515           $ 11,016
                                                                     ==========         ==========

     As discussed above, management is committed to improving the profitability of the Corporation. A major focus will be to reduce noninterest expenses where practicable and to control future increases. Management's goal is to achieve an expense ratio (noninterest income excluding investment securities gains or losses minus noninterest expense divided by average total assets) of 2.00%. The expense ratio for 1994, excluding certain operating expenses identified in Table 1, was 2.28%. Management believes the plans implemented in 1994 and 1995 will make it possible for the Corporation to attain this goal.

TAXES

     Applicable income taxes consist of provisions for federal and state income taxes. For 1994, applicable income taxes were $20.8 million compared to $37.4 million (before an extraordinary item and the cumulative effect of accounting changes), and $23.9 million, respectively, in 1993 and 1992.

     Effective tax rates before the extraordinary item and accounting changes for 1994, 1993, and 1992 were 26.2%, 29.4%, and 27.4%, respectively. The variances from statutory rates are attributable primarily to tax-exempt income from investment securities and loans. There were no changes in tax law during 1994 which would impact the tax provision.

     During the third quarter of 1993, the Omnibus Budget Reconciliation Act of 1993 was enacted and, among other provisions, increased the corporate federal income tax rate from 34% to 35% retroactive to January 1, 1993. This legislation resulted in a $2.6 million reduction in the tax provision for 1993. This reduction was primarily due to the deduction of previously nondeductible amortization of certain intangible assets and the impact on the net deferred tax asset of the increase in the federal tax rate. These benefits were partially offset by the increase in the federal tax rate for the current year provision.

     For additional information regarding the Corporation's effective tax rate and the composition of its income tax expense for the last three years, see Note 16 to the consolidated financial statements.

     The realization of approximately $6.7 million of the net deferred tax asset of $69.2 million is dependent upon the generation of future taxable income sufficient to offset future deductions. Management believes that, based upon historical earnings and anticipated future earnings, normal operations will continue to generate sufficient future taxable income to realize all of these benefits. Because income could be generated without requiring changes in the current operating environment of the Corporation, no extraordinary strategies are deemed necessary by management to generate sufficient income for purposes of realizing the net deferred tax asset.

     The criteria for the recognition of the net deferred tax asset for regulatory capital purposes are more stringent than for financial statement purposes and allow only limited anticipation of future taxable income. Accordingly, $2.5 million of the Corporation's net deferred tax asset does not qualify as capital for regulatory purposes. See Table 13 for risk-based capital calculations.

                          FINANCIAL CONDITION ANALYSIS

     At December 31, 1994, the Corporation reported $10.0 billion in total assets compared to $9.0 billion at the end of 1993. As discussed above, the consolidated balance sheet has grown significantly due to the Corporation's acquisition program. Average assets were $10.0 billion in 1994, compared to $8.9 billion and $6.9 billion, respectively, in 1993 and 1992. The following is a more detailed discussion of the changes in the financial condition of the Corporation between 1994 and 1993.

INVESTMENT SECURITIES

     The Corporation's investment securities portfolio of $2.9 billion at December 31, 1994, consisted of securities available for sale of $1.9 billion, which are carried on the consolidated balance sheet at fair value, and securities held to maturity of $1.0 billion, which are carried at amortized cost.

     As reflected in Note 4 to the consolidated financial statements, the available for sale securities portfolio at December 31, 1994 had unrealized gains of $3.0 million and unrealized losses of $50.0 million as compared to $7.3 million and $532,000, respectively, at year end 1993. Investment securities held to maturity at year end 1994, had unrealized gains of $9.2 million and unrealized losses of $32.3 million compared to $59.1 million and $3.4 million, respectively, at year end 1993. The decline in the market values in both of these portfolios is due primarily to the rising market-interest-rate environment in 1994.

     On January 1, 1994, the Corporation adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115), which specifies the accounting and reporting requirements for all investments in debt securities and for equity securities that have readily determinable fair values. Notes 1 and 4 to the consolidated financial statements provide additional information regarding the adoption of SFAS No. 115.

     The adoption of SFAS No. 115 is expected to provide the Corporation with greater flexibility in managing its interest-rate risk. Available for sale securities can be sold, if needed, to react to changing interest rates and to meet the Corporation's funding needs.

     U.S. Treasury and government agency obligations represent approximately 77.9% of the investment securities portfolio at December 31, 1994. The Corporation has some credit risk in the investment securities portfolio, however management does not consider this risk to be significant.

     The REMIC and CMO issues in the investment securities portfolio are 85% U.S. Government Agency issues; the remaining 15% are readily marketable, nonagency collateralized mortgage obligations backed by agency-pooled collateral or whole-loan collateral. All nonagency issues currently held are rated "AAA" by either Standard & Poors or Moodys. The REMIC and CMO portions of the investment securities portfolio include approximately 43% in floating-rate issues, the majority being indexed to LIBOR or PRIME. Normal practice is to purchase investment securities at or near par value to reduce the risk of premium write-offs on unexpected prepayments. The limited credit risk in the investment securities portfolio consists of the holdings of nonagency CMOs, municipal obligations and corporate stocks, notes and debentures which accounted for 1.7%, 17.5%, and 2.9%, respectively, of the investment securities portfolio at December 31, 1994.

     At December 31, 1994, the Corporation had approximately $26.4 million of structured notes, which constitutes approximately .89% of its investment securities portfolio. Structured notes have uncertain cash flows which are driven by interest-rate movements and may expose a company to greater market risk than traditional medium-term notes. All of the Corporation's investments of this type are government agency issues (primarily Federal Home Loan Bank and Federal National Mortgage Association). The structured notes vary in type but primarily include step-up bonds and index-amortizing notes. These securities are carried in the Corporation's available for sale securities portfolio and the unrealized loss in these securities at December 31, 1994 was approximately $1.5 million. The market risk associated with the structured notes is not considered material to the Corporation's financial position, results of operations, or liquidity.

LOANS

     At December 31, 1994, loans were $5.9 billion, an increase of $1.3 billion over December 31, 1993. Excluding the impact of acquisitions, loans increased approximately $768 million, or approximately

16%. Average loans were $5.4 billion in 1994 compared to $4.5 billion and $3.5 billion, respectively, in 1993 and 1992. The Corporation's loan to deposit ratio was 71% at December 31, 1994 compared to 61% at December 31, 1993.

     Table 7 presents the composition of the loan portfolio for each of the last five years. The loan growth over the last two years has been primarily from acquisitions. The majority of the growth has been real estate loans secured by single family residential mortgages which increased 36% to $2.0 billion at December 31, 1994. Single family residential mortgages comprise a significant portion of the loan portfolios of the institutions acquired during the last few years. Additionally, management has emphasized consumer loans, primarily credit card loans. Credit card and other related plans increased $159 million to $264 million at December 31, 1994 and other consumer loans increased $173 million to $920 million compared to December 31, 1993.

     Management expects slower internal loan growth in 1995. Growth is expected primarily in consumer loans as a result of the consumer loan marketing program discussed above and some growth of commercial, financial and agricultural loans is expected. Real estate lending for single family residential loans is expected to grow but at a much slower pace because mortgage interest rates have risen significantly.

ALLOWANCE FOR LOSSES ON LOANS

     The allowance for losses on loans (the allowance) at December 31, 1994 was $122.1 million, or 2.05% of loans, which is an increase of $7.7 million over December 31, 1993. Management's policy is to maintain the allowance at a level deemed sufficient to absorb estimated losses in the loan portfolio. The allowance is reviewed quarterly according to the methodology described in Note 1 to the consolidated financial statements. Tables 8 and 10 present detailed information regarding the allowance for the last five years.

     The major reason for the growth in the allowance in 1994 was the $9.3 million increase in the allowance attributable to acquisitions. Net charge-offs for the year were $5.2 million or .09% of average loans. This compares to net charge-offs of $13.6 million or .30% of average loans in 1993. The provision for losses on loans was $3.6 million in 1994 compared to $16.6 million in 1993. All of the provision in 1994 had been recorded by GSSC prior to its acquisition by the Corporation on December 31, 1994.

     Gross charge-offs in 1994 were $18.4 million compared to $23.7 million in 1993. The decline related primarily to commercial, financial, and agricultural loans while there was an increase in real estate loan charge-offs. Recoveries in 1994 were $13.3 million compared to $10.1 million for 1993. The increase in recoveries is related to commercial, financial, and agricultural and real estate mortgage loans which experienced heavy charge-offs in prior years.

     Because of the significant improvement in the Corporation's asset quality, management does not expect any significant change in the allowance for losses on loans. Some increase in the provision for losses on loans is expected as loan growth occurs. The Corporation's ratios of the allowance to loans and allowance to nonperforming loans are among the highest in the Southeast.

LOAN CONCENTRATIONS

     Management believes that the loan portfolio is adequately diversified. The Corporation's loan portfolio is spread over six states (Tennessee, Mississippi, Arkansas, Louisiana, Alabama, and Kentucky) which reduces the risks associated with changing local economic conditions. At December 31, 1994, the Corporation had no concentrations of loans to a single industry equaling 10% or more of total loans.

     The Corporation's largest concentration of loans is in single family residential loans, comprising 34% of the portfolio, which historically have had low loss experience. Management has also emphasized diversification between large and smaller-sized loans in an effort to lessen the risks in the portfolio. At December 31, 1994, the Corporation's largest loan relationship was $17.5 million and there were only 27 loan relationships exceeding $10 million.

NONPERFORMING ASSETS

     Nonperforming assets (consisting of nonaccrual and restructured loans, other real estate, and other foreclosed properties) decreased 31% to $25.0 million, or .42% of loans and foreclosed properties, at December 31, 1994. This compares to $36.4 million, or .78% of loans and foreclosed properties, at December 31, 1993. The significant decline was attributable to one restructured loan which was removed from this classification because it had performed in compliance with its renegotiated terms and has demonstrated the ability to make payments over a period of time. Nonaccrual loans declined 7% between 1993 and 1994. The decrease in nonperforming assets was partially offset by the impact of acquisitions in 1994 which increased nonperforming assets by approximately $3.8 million.

     Foreclosed properties at December 31, 1994 were $6.0 million compared to $8.8 million at year end 1993. Loans 90 days or more past due represented .10% of loans at December 31, 1994 compared to .19% at year end 1993.

     The improvement in asset quality has resulted in a significant increase in the allowance coverage of nonperforming loans. At December 31, 1994, the allowance was 641% of nonperforming loans which makes the coverage of these loans among the highest in the Southeast. Management expects some increase in nonperforming assets as loan growth occurs but does not anticipate any significant increases.

POTENTIAL PROBLEM ASSETS

     Potential problem assets consist of assets which are generally secured and not currently considered nonperforming and include those assets where information about possible credit problems has caused management to have serious doubts as to the ability of such borrowers to comply with present repayment terms. Historically, these assets have been loans that become nonperforming. At December 31, 1994, the Corporation had potential problem assets (all loans) of $11.6 million, comprised of 32 loans, the largest being $1.4 million.

OTHER EARNING ASSETS

     Other earning assets include interest-bearing deposits at financial institutions, federal funds sold, securities purchased under agreements to resell, trading account securities, and loans held for resale. In total, these assets represented approximately 2% of the Corporation's earning assets at December 31, 1994 compared to 5% at December 31, 1993. The largest component, $156 million at December 31, 1994, of other earning assets is trading account securities, which consist primarily of the government-guaranteed portions of SBA loans.

     The decline in other earning assets between 1993 and 1994 relates predominately to loans held for resale, an $85 million decline in mortgage loans held for resale and a $24 million decline resulting from management's decision to discontinue during 1994 the Capital Market operations which had purchased, pooled, and securitized portfolios of whole mortgage loans, consumer paper and other financial instruments. The changes in interest-bearing deposits at financial institutions, federal funds sold, and securities purchased under agreements to resell relate primarily to the Corporation's funding needs, since these assets are used as short-term money market investments.

DEPOSITS

     The Corporation's deposit base is its primary source of liquidity. Total deposits consist of deposits from the communities the Corporation serves with no out-of-market deposits. Tables 4 and 6 present the average balances and rates paid on the Corporation's deposits.

     Average total deposits increased 9% to $8.3 billion in 1994, primarily due to acquisitions. This compares to average total deposits of $7.6 billion in 1993. At December 31, 1994, total deposits were $8.4 billion. Excluding the impact of acquisitions, total deposits decreased approximately $111 million and $278 million, respectively, in 1994 and 1993.

     The composition of average deposits over the last three years was as follows:

                                                                          1994     1993     1992
                                                                          ----     ----     ----
Noninterest-bearing demand deposits.....................................   15%      14%      13%
Money market deposits...................................................   18       23       24
Savings deposits........................................................   21       16       13
Certificates of deposit over $100,000...................................    7        8        8
Other time deposits.....................................................   39       39       42

     Growth has occurred in noninterest-bearing demand deposits, primarily accounts of individuals and businesses. This growth relates to the low interest-rate environment in which customers are not as concerned about balances in these accounts because the yields on alternative investments are low and businesses have been required to offset the lower earning credit rates with higher balances. This trend is expected to reverse as interest rates rise. The decline in other time deposits relates to customers seeking alternative investments in the low interest-rate environment which has resulted in deposits leaving the banking system.

CAPITAL

     Shareholders' equity had a net increase of $49 million in 1994 to $731 million. Shareholders' equity increased $64 million from the issuance of the Corporation's Common Stock in connection with acquisitions, $21 million from retained net earnings, and $9 million from Common Stock issued in connection with benefit plans. Partially offsetting these increases was the unrealized loss on available for sale securities of $28 million, net of taxes, and the redemption of the Corporation's Series C Preferred Stock during the fourth quarter of 1994 which reduced Preferred Stock $17 million. At December 31, 1994, the ratio of shareholders' equity to total assets was 7.30% compared to 7.55% at year end 1993.

     The key to continued growth and profitability of the Corporation is to maintain adequate levels of capital. The capital adequacy of a bank holding company is determined based upon the level of capital as well as asset quality, liquidity, earnings history, economic conditions, and the level of acquisition activity. Management's goal is to maintain all its banks in the "well-capitalized" category for regulatory capital. At year end 1994, the Corporation and all its subsidiaries were in this category.

     In addition to management's capital goals, the Corporation and its subsidiaries must satisfy the capital guidelines of The Federal Reserve Board
(FRB), the Office of the Comptroller of the Currency (OCC), the Office of Thrift Supervision (OTS) and various state banking regulatory agencies. These agencies require the maintenance of minimum amounts of capital based on risk-adjusted assets such that higher risk assets will have a higher level of capital supporting them.

     The regulatory capital guidelines divide capital into two tiers, Tier 1 capital and Tier 2 capital. Tier 1 capital for the Corporation consists of shareholders' equity, adding back the unrealized loss on available for sale debt securities, then deducting goodwill and certain other intangibles and the disallowed portion of the Corporation's net deferred tax asset. Tier 2 capital for the Corporation consists of qualifying subordinated debt and a portion of the allowance for losses on loans. In determining the risk-based capital requirements, assets are assigned risk weights of zero to 100 percent, depending upon the regulatory assigned levels of credit risk associated with such assets. Off-balance-sheet items are included in the calculation of risk-adjusted assets through conversion factors established by the regulatory agencies.

     Table 13 presents the Corporation's risk-based capital computations for the last three years. At December 31, 1994, the Corporation's Tier 1 and Total capital to risk-weighted assets ratios were 12.22% and 14.75%, respectively, compared to 13.58% and 16.40%, respectively, at year end 1993. The regulatory agencies require "well-capitalized" institutions to have Tier 1 and Total capital ratios of 6% and 10%, respectively.

     In addition to the risk-based capital requirements, the regulatory agencies have established leverage capital requirements. This ratio is computed by dividing Tier 1 capital by unadjusted (not risk-weighted) quarterly average total assets. The Corporation's leverage ratio at December 31, 1994 was 7.18% compared to 7.23% at year end 1993, and compared to the regulatory guideline of 5% for "well-capitalized" institutions.

     The FDIC monitors risk-based capital requirements and requires weaker institutions to pay higher deposit insurance premiums while allowing well-capitalized institutions to pay less. The deposit insurance assessments currently range from 23 cents per $100 of deposits for well-capitalized institutions to 31 cents for the weakest institutions. These premiums are currently under review and it is expected that the premium for Bank Insurance Fund (BIF) institutions will decrease from $.23 to $.04 per $100 of deposits and the premium for the Savings Association Insurance Fund (SAIF) (fund for savings and loan associations) will likely remain the same for the foreseeable future. At December 31, 1994, the Corporation had approximately $6.9 billion BIF insured deposits and $1.5 billion SAIF insured deposits.

LIQUIDITY

     Liquidity for the Corporation is a measure of its ability to meet cash flow requirements for deposit withdrawals, to make new loans and loan commitments, and to take advantage of attractive investment opportunities. The Corporation's primary sources of liquidity are its deposit base (discussed previously), available for sale investment securities, and money market investments. Liquidity is also achieved through short-term borrowings, borrowings under available credit lines, and issuance of securities and debt instruments in the marketplace.

     As the parent company, the Corporation's sources of liquidity are management fees from subsidiaries, dividends from subsidiaries, and working capital. The number of financial institutions owned by the Corporation provides the parent company with a diversified base for the source of dividends should one or more of the subsidiaries have capital needs and be unable to pay dividends to the parent. At December 31, 1994, the parent company had cash and cash equivalents of $86 million and had working capital of $78 million. As of January 1, 1995, the Corporation's banking subsidiaries could have paid dividends to the parent company without prior regulatory approval of approximately $22 million. The amount of dividends available without regulatory approval has declined from December 31, 1993 due to the $98 million special dividend paid by UPNB incidental to the formation and capitalization of four new Tennessee banking subsidiaries. See the "Reorganizations of Banking Subsidiaries" discussion above. Management believes that the parent company has adequate liquidity to meet its cash needs, including the payment of dividends and servicing its long-term debt.

ASSET/LIABILITY MANAGEMENT

     Asset/liability management is considered to be one of the most important aspects of the Corporation's efforts to sustain profitability. Management's goal is to maximize net interest income within acceptable levels of interest-rate risk and liquidity. To achieve this goal, a proper balance must be maintained between assets and liabilities with respect to size, maturity, repricing, rate of return, and degree of risk.

     The Corporation's Funds Management Committee oversees the conduct of global asset/liability management for the Corporation. The Committee reviews the asset/liability structure and interest-rate sensitivity of each subsidiary and that of the consolidated Corporation. While the Corporation grants wide latitude to the management of each subsidiary, it is the policy of the Corporation that each subsidiary establish policies for the proper conduct of balance sheet management. These policies contain, at a minimum, limits on interest-rate sensitivity, guidelines for liquidity maintenance, and capital ratio guidelines.

     Table 11 presents the Corporation's interest rate sensitivity analysis at December 31, 1994. The analysis has been made at a point-in-time and could change on a daily basis. This analysis alone cannot be used to predict how the Corporation is positioned to react to changing interest rates. Other factors such as the mix of earning assets and interest-bearing liabilities, interest-rate spreads, and the level of interest rates impact the Corporation's net interest income.

     Balance sheet simulation analysis has been conducted to determine the impact on net interest income for the coming twelve months under several interest rate scenarios. One such scenario uses rates at December 31, 1994, and holds the rates and volumes constant for simulation. When this projection is subjected to immediate and parallel shifts in interest rate ("rate shock") of 200 basis points, first rising and then falling, the annual impact of the "rate shock" at December 31, 1994 on the Corporation's net interest income was a negative $9 million and $4 million pretax, respectively, which is within the Corporation's policy limit of 5% of shareholders' equity.

OFF-BALANCE-SHEET INSTRUMENTS

     The Corporation, on a limited basis, uses off-balance-sheet financial instruments to manage interest-rate risk. Note 17 to the consolidated financial statements presents the Corporation's off-balance-sheet exposure.

     The Corporation entered into certain interest-rate swaps for purposes other than trading during 1993 to synthetically alter the repricing and maturity characteristics of certain on-balance sheet assets and liabilities. Other than the variable maturity feature of the interest-rate swaps related to loans which is discussed in Note 17 to the consolidated financial statements, the interest-rate swaps are straight forward and noncomplex. There has been no change in the notional amounts outstanding since

December 31, 1993. At December 31, 1994, the interest-rate swaps outstanding had a net unrealized loss of $16 million. Reference is made to Note 17 for detailed information regarding the Corporation's interest rate swaps outstanding.

     The Corporation does have risk in the variable-rate loan swaps related to the possible extension of the maturity in the event of increased interest rates. As interest rates rise, the Corporation may be placed in a net payor position for a period of time, not to exceed January 1999. However, the loans underlying the swaps would also contribute more to net interest income. Accordingly, the Corporation believes there is minimal risk that these swaps will have any significant impact on net interest income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The required disclosures regarding the fair values of financial instruments are included in Note 18 to the consolidated financial statements along with a summary of the methods and assumptions used by the Corporation in determining the fair values. The differences between the fair values and book values are primarily caused by differences between contractual and market interest rates. Fair values have varied from period-to-period due to the composition of the consolidated balance sheet and changes in the interest-rate environment.

     Management's opinion is that the information required in the SFAS No. 107 disclosure does not meaningfully reflect the underlying value of the Corporation. Comparisons of the fair value with other financial institutions may not be meaningful due to differences in the assumptions and methods used in determining fair value. Therefore, this information is not used by management to manage the Corporation and its banking subsidiaries. Other methods, including the asset/liability management philosophy discussed previously, are used.

FOURTH QUARTER 1994 RESULTS

     The Corporation reported a net loss of $16.8 million, or $.47 per share, for the fourth quarter of 1994, compared to net earnings of $20.7 million, or $.51 per fully diluted common share, for the same period in 1993. The fourth quarter results included a $27.2 million after-tax charge related to the GSSC merger and the restructuring of the operations of the Corporation and a $9.7 million after-tax expense related to a consumer loan marketing program (see previous discussion). The results also include an after-tax loss of $8.4 million on available for sale investment securities sold. Earnings (after taxes) before these charges and the investment securities losses would have been $28.5 million for the fourth quarter of 1994, compared to $24.5 million for the same period in 1993.

     Net interest income for the fourth quarter of 1994 improved $14.4 million over the same period in 1993 to $100.4 million. The improvement is primarily attributable to acquisitions. The net interest margin for the quarter was 4.47% compared to 4.35% for the fourth quarter of 1993. The margin was improved by loan growth (acquisitions and core loan growth) of $1.3 billion, or 28% between 1993 and 1994. During the fourth quarter of 1994, management elected to sell certain low-yielding securities to fund current and anticipated loan growth and to reduce short-term borrowings. This resulted in the sale of approximately $460 million of securities at an after-tax loss of approximately $8.4 million.

     Noninterest income for the fourth quarter of 1994, excluding investment securities losses, was $27.5 million compared to $29.2 million for the same period in 1993. The decline was primarily attributable to a decline in profits and commissions from trading activities. The previously discussed charges together with charges arising from acquisitions significantly impacted noninterest expense for the fourth quarter of 1994. For the fourth quarter of 1994, noninterest expense was $143.3 million compared to $79.6 million for the same period in 1993.

DIVIDENDS

     The Corporation paid cash dividends on its Common Stock outstanding totaling $20.1 million, or $.88 per share, in 1994 compared to $13.0 million, or $.72 per share, in 1993. Dividends totaling $8.6 million were paid on the Corporation's Preferred Stock outstanding, compared to $8.5 million in 1993. The Preferred Stock dividends are expected to decline in 1995 due to the redemption of the Series C Preferred Stock in the fourth quarter of 1994 and management's plan to call for redemption which would be expected to result in conversion of the Series D Preferred Stock in mid-year 1995. Dividends on these series of preferred stock were $1.5 million and $494,000, respectively, in 1994. If additional shares of Series E Preferred Stock are issued in connection with acquisitions (see Note 2 to the consolidated financial statements), the expected decline in dividends would be partially offset.

     The only current contractual restriction on the Corporation's ability to pay dividends is a line of credit agreement which limits dividends to 60% of the previous year's net earnings, as originally reported. The lower level of earnings in 1994 as a result of the significant charges incurred and the current dividend levels will require the Corporation to obtain a waiver of this requirement in 1995 and management expects that such a waiver will be granted.

CAPITAL EXPENDITURES

     In the normal course of business, the Corporation replaces furniture and equipment and builds new branch locations to better serve its customers. In addition, the Corporation evaluates opportunities to improve productivity and control risk through technology investments. The amount of these planned expenditures in 1995 is not considered significant.

IMPACT OF PROPOSED ACCOUNTING STANDARDS

     In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" (which takes effect for fiscal years beginning after December 15, 1994) as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures" issued in October 1994. SFAS No. 114 prescribes a valuation methodology for impaired loans as defined by the standard. Generally, a loan is considered impaired if management believes that it is probable that all amounts due will not be collected according to the contractual terms as stipulated in the loan agreement. An impaired loan must be valued using the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or fair value of the loan's underlying collateral. The Corporation expects to adopt SFAS No. 114 prospectively in 1995. It is anticipated that the adoption of SFAS No. 114 will not have a material effect on the Corporation's financial condition, results of operations or liquidity.

                   TABLE 1.  SUMMARY OF CONSOLIDATED RESULTS

                                                                            YEARS ENDED DECEMBER 31,
                                                        -----------------------------------------------------------------
                                                          1994          1993          1992          1991          1990
                                                        ---------     ---------     ---------     ---------     ---------
                                                                             (DOLLARS IN THOUSANDS)
Interest income.....................................    $ 664,057     $ 577,390     $ 503,778     $ 512,887     $ 551,091
Interest expense....................................     (275,779)     (233,680)     (222,630)     (279,097)     (344,562)
                                                        ---------     ---------     ---------     ---------     ---------
NET INTEREST INCOME.................................      388,278       343,710       281,148       233,790       206,529
PROVISION FOR LOSSES ON LOANS.......................       (3,636)      (16,558)      (27,182)      (34,203)      (26,304)
                                                        ---------     ---------     ---------     ---------     ---------
NET INTEREST INCOME AFTER PROVISION FOR LOSSES ON
  LOANS.............................................      384,642       327,152       253,966       199,587       180,225
                                                        ---------     ---------     ---------     ---------     ---------
NONINTEREST INCOME
  Service charges on deposit accounts...............       52,590        46,532        35,590        33,626        29,344
  Bank card income..................................       10,192         9,749         8,632         7,684         7,008
  Mortgage servicing income.........................        9,095         9,239         9,400         8,047         7,593
  Trust service income..............................        7,889         7,566         6,871         6,809         6,713
  Profits and commissions from trading activities...        5,537        11,577        12,252        15,467        24,394
  Other income......................................       26,357        29,866        22,332        19,064        17,024
                                                        ---------     ---------     ---------     ---------     ---------
        Total noninterest income....................      111,660       114,529        95,077        90,697        92,076
                                                        ---------     ---------     ---------     ---------     ---------
NONINTEREST EXPENSE
  Salaries and employee benefits....................      160,862       150,383       116,764       108,490       113,500
  Net occupancy expense.............................       25,750        23,356        19,401        16,772        18,035
  Equipment expense.................................       26,451        23,986        18,836        16,796        17,237
  Other expense.....................................      127,535       111,825        99,964        83,796        82,564
                                                        ---------     ---------     ---------     ---------     ---------
        Total noninterest expense...................      340,598       309,550       254,965       225,854       231,336
                                                        ---------     ---------     ---------     ---------     ---------
                                                          155,704       132,131        94,078        64,430        40,965
OTHER OPERATING ITEMS
  Investment securities gains (losses)..............      (20,298)        4,495        14,019         2,624            83
  Restructuring charges and other merger related
    expenses........................................      (43,791)       (2,113)           --            --            --
  Consumer loan marketing program expenses..........      (14,446)           --            --            --            --
  Gain on sale of collateral related to a troubled
    debt............................................           --           901         3,513            --            --
  Write-off of intangibles..........................           --        (1,209)           --        (1,053)           --
  Accelerated amortization of mortgage
    servicing rights................................           --          (500)       (8,200)           --            --
  Accelerated amortization of other intangibles.....           --        (1,385)       (1,649)           --            --
  Provisions for conversion of data processing
    systems.........................................           --        (4,424)           --            --            --
  Provisions for abandoned property.................           --            --        (5,200)       (1,643)         (272)
  Provisions for litigation settlements.............           --          (500)       (9,450)       (9,925)         (125)
  Favorable litigation settlement...................        2,200            --            --            --            --
                                                        ---------     ---------     ---------     ---------     ---------
        EARNINGS BEFORE TAXES, EXTRAORDINARY ITEM,
        AND ACCOUNTING CHANGES......................       79,369       127,396        87,111        54,433        40,651
Taxes...............................................      (20,761)      (37,420)      (23,861)      (11,537)       (5,408)
                                                        ---------     ---------     ---------     ---------     ---------
        EARNINGS BEFORE EXTRAORDINARY ITEM AND
        ACCOUNTING CHANGES..........................       58,608        89,976        63,250        42,896        35,243
Extraordinary item -- defeasance of debt, net of
  taxes.............................................           --        (3,206)           --            --            --
Accounting changes
  Postretirement/postemployment benefits............           --        (5,907)           --            --            --
  Income taxes......................................           --        11,689            --            --            --
                                                        ---------     ---------     ---------     ---------     ---------
        NET EARNINGS................................    $  58,608     $  92,552     $  63,250     $  42,896     $  35,243
                                                        =========     =========     =========     =========     =========

           TABLE 2.  CONTRIBUTION TO FULLY DILUTED EARNINGS PER SHARE

                                                                                     YEARS ENDED DECEMBER 31,
                                                                          -----------------------------------------------
                                                                           1994      1993      1992      1991      1990
                                                                          -------   -------   -------   -------   -------
Net interest income-FTE.................................................  $ 10.06   $  9.12   $  8.45   $  7.64   $  6.42
Provision for losses on loans...........................................    (0.09)    (0.42)    (0.78)    (1.07)    (0.77)
                                                                          -------   -------   -------   -------   -------
Net interest income after provision for losses on loans-FTE.............     9.97      8.70      7.67      6.57      5.65
                                                                          -------   -------   -------   -------   -------
Noninterest income
  Service charges on deposits...........................................     1.30      1.18      1.02      1.05      0.86
  Bank card income......................................................     0.25      0.25      0.25      0.24      0.21
  Mortgage servicing income.............................................     0.22      0.23      0.27      0.25      0.22
  Trust service income..................................................     0.20      0.19      0.20      0.21      0.20
  Profits and commissions from trading activities.......................     0.14      0.29      0.35      0.48      0.72
  Investment securities gains (losses)..................................    (0.50)     0.11      0.40      0.08        --
  Other income..........................................................     0.70      0.78      0.75      0.60      0.49
                                                                          -------   -------   -------   -------   -------
        Total noninterest income........................................     2.31      3.03      3.24      2.91      2.70
                                                                          -------   -------   -------   -------   -------
Noninterest expense
  Salaries and employee benefits........................................    (4.44)    (3.80)    (3.36)    (3.38)    (3.33)
  Net occupancy expense.................................................    (0.64)    (0.59)    (0.56)    (0.52)    (0.53)
  Equipment expense.....................................................    (0.65)    (0.61)    (0.54)    (0.52)    (0.51)
  Other expense.........................................................    (4.14)    (3.08)    (3.58)    (3.00)    (2.43)
                                                                          -------   -------   -------   -------   -------
        Total noninterest expense.......................................    (9.87)    (8.08)    (8.04)    (7.42)    (6.80)
                                                                          -------   -------   -------   -------   -------
        Earnings before income taxes-FTE, extraordinary item, and
          accounting changes............................................     2.41      3.65      2.87      2.06      1.55
Applicable income taxes-FTE.............................................    (0.96)    (1.37)    (1.05)    (0.72)    (0.52)
                                                                          -------   -------   -------   -------   -------
        Earnings before extraordinary item and accounting changes.......     1.45      2.28      1.82      1.34      1.03
Extraordinary item and accounting changes, net of taxes.................       --      0.07        --        --        --
Preferred stock dividends...............................................    (0.20)    (0.05)    (0.05)    (0.02)       --
                                                                          -------   -------   -------   -------   -------
        Net earnings....................................................  $  1.25   $  2.30   $  1.77   $  1.32   $  1.03
                                                                          =======   =======   =======   =======   =======
Change in net earnings applicable to fully diluted earnings per share
  using previous year average shares outstanding........................  $ (1.02)  $  0.84   $  0.60   $  0.21   $  1.49
Change in average shares outstanding....................................    (0.03)    (0.31)    (0.15)     0.08     (0.01)
                                                                          -------   -------   -------   -------   -------
        Change in net earnings..........................................  $ (1.05)  $  0.53   $  0.45   $  0.29   $  1.48
                                                                          =======   =======   =======   =======   =======
Average fully diluted shares (in thousands).............................   40,397    39,541    34,754    32,105    34,078
                                                                          =======   =======   =======   =======   =======

- ---------------

FTE -- Fully taxable equivalent

    TABLE 3.  ACQUISITIONS -- BALANCES AT RESPECTIVE DATES OF ACQUISITION(1)

                                                                                                   1994
                                                                               ---------------------------------------------
                                                        1992       1993(2)      GSSC(2)       BNF       OTHERS      TOTAL
                                                     ----------   ----------   ----------   --------   --------   ----------
                                                                            (DOLLARS IN THOUSANDS)
ASSETS
  Interest-bearing deposits at financial
    institutions...................................  $       --   $   16,998   $      996   $     --   $ 31,712   $   32,708
  Loans, net of unearned income....................     578,913      649,153    1,737,970    173,885    538,712    2,450,567
  Allowance for losses on loans....................     (15,669)     (16,607)     (33,068)    (1,744)    (9,376)     (44,188)
                                                     ----------   ----------   ----------   --------   --------   ----------
    Net loans......................................     563,244      632,546    1,704,902    172,141    529,336    2,406,379
  Investment securities............................     290,143      422,187      518,506     94,301    272,376      885,183
  Intangible assets................................      19,668       18,188        7,960         --     11,897       19,857
  Cash and cash equivalents........................     669,712      119,424      166,123      2,162     92,848      261,133
  Other real estate owned, net.....................       7,501        3,371        2,945         --      1,554        4,499
  Premises and equipment...........................       9,716       27,797       42,247      5,200     18,403       65,850
  Other assets.....................................      29,469       19,178       74,292      2,588     18,649       95,529
                                                     ----------   ----------   ----------   --------   --------   ----------
    TOTAL ASSETS...................................  $1,589,453   $1,259,689   $2,517,971   $276,392   $976,775   $3,771,138
                                                      =========    =========    =========   ========   ========    =========
LIABILITIES
  Deposits.........................................  $1,457,112   $1,111,644   $2,259,813   $228,481   $857,674   $3,345,968
  Other interest-bearing liabilities...............         360       18,903       56,286     15,000     20,677       91,963
  Other liabilities................................      23,013       17,575       28,150      3,276     13,410       44,836
                                                     ----------   ----------   ----------   --------   --------   ----------
    TOTAL LIABILITIES..............................  $1,480,485   $1,148,122   $2,344,249   $246,757   $891,761   $3,482,767
                                                      =========    =========    =========   ========   ========    =========
PURCHASE PRICE/CAPITAL CONTRIBUTION/EQUITY AT
  RESPECTIVE DATES OF ACQUISITION FOR POOLINGS.....  $  108,968   $  111,567   $  173,722   $ 29,635   $ 85,014   $  288,371
                                                      =========    =========    =========   ========   ========    =========

- ---------------

(1) Amounts are balances of the institutions acquired at their respective dates of acquisition except for certain poolings of interest which were not considered material and whose balances are as of January 1 of the year they were acquired. (See Note 2 to the consolidated financial statements for additional information.)

(2) GSSC acquired Eastover Bank for Savings in 1993. The balances acquired are included in the amounts for GSSC and are not included in the 1993 balances above.

           TABLE 4.  AVERAGE BALANCE SHEET AND AVERAGE INTEREST RATES

                                                                      YEAR-TO-DATE DECEMBER 31,
                                      ------------------------------------------------------------------------------------------
                                                  1994                            1993                          1992
                                      -----------------------------   ----------------------------  ----------------------------
                                                   INTEREST   FTE                 INTEREST   FTE                INTEREST   FTE
                                        AVERAGE    INCOME/   YIELD/    AVERAGE    INCOME/   YIELD/   AVERAGE    INCOME/   YIELD/
                                        BALANCE    EXPENSE    RATE     BALANCE    EXPENSE    RATE    BALANCE    EXPENSE    RATE
                                      -----------  --------  ------   ----------  --------  ------  ----------  --------  ------
                                                                       (DOLLARS IN THOUSANDS)
ASSETS
  Interest-bearing deposits at
    financial institutions........... $    13,225  $    718   5.43 %  $   46,724  $  1,742   3.73%  $  101,851  $  4,915   4.83 %
  Federal funds sold and securities
    purchased under agreements to
    resell...........................      87,735     3,637   4.15       160,894     5,092   3.16      141,159     5,250   3.72
  Trading account securities.........     161,634     9,143   5.66       121,412     6,194   5.10      105,116     6,648   6.32
  Investment securities (1) and (2)
    Taxable securities...............   3,037,857   156,429   5.15     2,834,599   152,031   5.36    2,154,533   143,173   6.65
    Tax-exempt securities............     523,617    48,924   9.34       466,075    44,939   9.64      321,865    33,007  10.25
                                      -----------  --------           ----------  --------          ----------  --------
        Total investment
          securities.................   3,561,474   205,353   5.77     3,300,674   196,970   5.97    2,476,398   176,180   7.11
  Loans, net of unearned income (1),
    (3), and (4).....................   5,426,880   463,227   8.54     4,492,943   384,297   8.55    3,532,480   323,311   9.15
                                      -----------  --------           ----------  --------          ----------  --------
        Total earning assets (1),
          (2), and (3)...............   9,250,948   682,078   7.37     8,122,647   594,295   7.32    6,357,004   516,304   8.12
                                                   --------                       --------                      --------
  Cash and due from banks............     408,506                        385,990                       307,334
  Premises and equipment.............     211,011                        183,749                       135,114
  Allowance for losses on loans......    (124,400)                      (112,775)                      (86,199)
  Other assets.......................     279,318                        277,605                       221,465
                                      -----------                     ----------                    ----------
        Total assets................. $10,025,383                     $8,857,216                    $6,934,718
                                       ==========                      =========                     =========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Money market accounts.............. $ 1,471,733    36,453   2.48    $1,762,708    41,400   2.35   $1,449,987    42,349   2.92
  Savings deposits...................   1,762,406    40,798   2.31     1,185,810    28,599   2.41      765,875    21,744   2.84
  Certificates of deposit of $100,000
    and over.........................     551,615    22,131   4.01       602,533    22,175   3.68      509,054    22,758   4.47
  Other time deposits................   3,317,570   136,433   4.11     3,011,095   121,023   4.02    2,509,570   122,184   4.87
  Short-term borrowings
    Federal funds purchased and
      securities sold under
      agreements to repurchase.......     466,905    19,841   4.25       254,499     6,926   2.72      244,626     7,729   3.16
    Other............................       7,125       241   3.38         9,107       304   3.34        8,578       311   3.63
  Federal Home Loan Bank advances....     217,587    10,847   4.99       131,246     5,363   4.09       15,254       667   4.37
  Long-term debt
    Subordinated capital notes and
      debentures.....................     116,272     8,547   7.35        81,126     7,447   9.18       41,311     4,340  10.51
    Other............................       4,740       488  10.30         4,623       443   9.58        6,341       548   8.64
                                      -----------  --------           ----------  --------          ----------  --------
        Total interest-bearing
          liabilities................   7,915,953   275,779   3.48     7,042,747   233,680   3.32    5,550,596   222,630   4.01
Noninterest-bearing demand
  deposits...........................   1,226,289        --            1,066,909        --             790,733        --
                                      -----------  --------           ----------  --------          ----------  --------
        Total sources of funds.......   9,142,242   275,779            8,109,656   233,680           6,341,329   222,630
                                                   --------                       --------                      --------
Other liabilities....................     104,909                        107,686                        98,860
Shareholders' equity.................     778,232                        639,874                       494,529
                                      -----------                     ----------                    ----------
        TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY....... $10,025,383                     $8,857,216                    $6,934,718
                                       ==========                      =========                     =========
NET INTEREST INCOME(1)...............              $406,299                       $360,615                      $293,674
                                                   ========                       ========                      ========
INTEREST RATE SPREAD(1)..............                         3.89 %                         4.00%                         4.11 %
                                                             ======                         ======                        ======
NET INTEREST MARGIN(1)...............                         4.39 %                         4.44%                         4.62 %
                                                             ======                         ======                        ======
TAXABLE-EQUIVALENT ADJUSTMENTS
  Loans..............................              $  1,503                       $  1,298                      $  1,247
  Securities.........................                16,518                         15,607                        11,279
                                                   --------                       --------                      --------
        Total........................              $ 18,021                       $ 16,905                      $ 12,526
                                                   ========                       ========                      ========

- ---------------

(1) Taxable-equivalent yields are calculated assuming 35%, 35%, and 34% income tax rates in 1994, 1993, and 1992, respectively. State taxes are calculated at 6% without any tax-exempt exclusion.

(2) Yields are calculated on historical cost and exclude the impact of the unrealized gain (loss) on available for sale securities.

(3) Includes loan fees, immaterial in amount, in both interest income and the calculation of the yield on loans.

(4) Including loans on nonaccrual status.

                 TABLE 5.  ANALYSIS OF VOLUME AND RATE CHANGES

                                                              1994 VERSUS 1993                  1993 VERSUS 1992
                                                       -------------------------------   -------------------------------
                                                            INCREASE                          INCREASE
                                                           (DECREASE)                        (DECREASE)
                                                         DUE TO CHANGE                     DUE TO CHANGE
                                                             IN:(1)                            IN:(1)
                                                       ------------------     TOTAL      ------------------     TOTAL
                                                       AVERAGE   AVERAGE     INCREASE    AVERAGE   AVERAGE     INCREASE
                                                       VOLUME      RATE     (DECREASE)   VOLUME      RATE     (DECREASE)
                                                       -------   --------   ----------   -------   --------   ----------
                                                                            (DOLLARS IN THOUSANDS)
INTEREST INCOME
  Interest-bearing deposits at financial
    institutions.....................................  $(1,597)  $    573    $ (1,024)   $(2,234)  $   (939)   $ (3,173)
  Federal funds sold and securities purchased under
    agreements to resell.............................   (2,742)     1,287      (1,455)       681       (839)       (158)
  Trading account securities.........................    2,220        729       2,949        941     (1,395)       (454)
  Investment securities
    Taxable securities...............................   10,622     (6,224)      4,398     39,781    (30,923)      8,858
    Tax-exempt securities............................    5,410     (1,425)      3,985     14,009     (2,077)     11,932
                                                       -------   --------   ----------   -------   --------   ----------
      Total investment securities....................   16,032     (7,649)      8,383     53,790    (33,000)     20,790
                                                       -------   --------   ----------   -------   --------   ----------
  Loans..............................................   79,721       (791)     78,930     83,269    (22,283)     60,986
                                                       -------   --------   ----------   -------   --------   ----------
      TOTAL INTEREST INCOME..........................   93,634     (5,851)     87,783    136,447    (58,456)     77,991
                                                       -------   --------   ----------   -------   --------   ----------
INTEREST EXPENSE
  Money market accounts..............................   (7,114)     2,167      (4,947)     8,196     (9,145)       (949)
  Savings deposits...................................   13,391     (1,192)     12,199     10,515     (3,660)      6,855
  Certificates of deposit of $100,000 and over.......   (1,956)     1,912         (44)     3,802     (4,385)       (583)
  Other time deposits................................   12,551      2,859      15,410     22,143    (23,304)     (1,161)
  Federal funds purchased and securities sold under
    agreements to repurchase.........................    7,720      5,195      12,915        302     (1,105)       (803)
  Other short-term borrowings........................      (67)         4         (63)        19        (26)         (7)
  Federal Home Loan Bank advances....................    4,110      1,374       5,484      4,743        (47)      4,696
  Subordinated capital notes and debentures..........    2,787     (1,687)      1,100      3,716       (609)      3,107
  Other long-term debt...............................       11         34          45       (160)        55        (105)
                                                       -------   --------   ----------   -------   --------   ----------
      TOTAL INTEREST EXPENSE.........................   31,433     10,666      42,099     53,276    (42,226)     11,050
                                                       -------   --------   ----------   -------   --------   ----------
CHANGE IN NET INTEREST INCOME........................  $62,201   $(16,517)   $ 45,684    $83,171   $(16,230)   $ 66,941
                                                       =======   ========   ==========   =======   ========   ==========
PERCENTAGE INCREASE IN NET INTEREST INCOME OVER PRIOR
  PERIOD.............................................                          12.67%                            22.79%
                                                                            ==========                        ==========

- ---------------

(1) The change due to both rate and volume has been allocated to change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.

                         TABLE 6.  AVERAGE DEPOSITS(1)

                                                                                      DECEMBER 31,
                                                             --------------------------------------------------------------
                                                                1994         1993         1992         1991         1990
                                                             ----------   ----------   ----------   ----------   ----------
                                                                                 (DOLLARS IN THOUSANDS)
Noninterest-bearing demand.................................  $1,226,289   $1,066,909   $  790,733   $  669,720   $  657,018
Money market(2)............................................   1,471,733    1,762,708    1,449,987    1,166,033    1,113,533
Savings(3).................................................   1,762,406    1,185,810      765,875      584,126      533,860
Other time(4)..............................................   3,317,570    3,011,095    2,509,570    2,134,329    2,072,364
                                                             ----------   ----------   ----------   ----------   ----------
    TOTAL AVERAGE CORE DEPOSITS............................   7,777,998    7,026,522    5,516,165    4,554,208    4,376,775
Certificates of deposit of $100,000 and over...............     551,615      602,533      509,054      556,435      649,094
                                                             ----------   ----------   ----------   ----------   ----------
    TOTAL AVERAGE DEPOSITS.................................  $8,329,613   $7,629,055   $6,025,219   $5,110,643   $5,025,869
                                                              =========    =========    =========    =========    =========

- ---------------

(1) Table 4 presents the average rate paid on the above deposit categories for the three years ended December 31, 1994.

(2) Includes money market savings accounts and super NOW accounts.

(3) Includes regular savings accounts, NOW accounts and premium savings accounts.

(4) Includes certificates of deposit of less than $100,000, investment savings deposits, IRA's, and Christmas Club accounts.

                  TABLE 7.  COMPOSITION OF THE LOAN PORTFOLIO

                                                                                      DECEMBER 31,
                                                             --------------------------------------------------------------
                                                                1994         1993         1992         1991         1990
                                                             ----------   ----------   ----------   ----------   ----------
                                                                                 (DOLLARS IN THOUSANDS)
  Commercial, financial, and agricultural..................  $1,364,729   $1,152,159   $  939,824   $  934,072   $1,139,067
  Real estate -- construction..............................     225,591      160,633       99,443       85,807      105,264
  Real estate -- mortgage
    Secured by 1-4 family residential......................   2,035,290    1,495,878    1,158,108      842,918      844,019
    Other mortgage loans...................................     990,779      875,112      654,864      550,809      500,734
  Home equity..............................................     140,305      117,475      109,217       74,440       67,507
  Consumer
    Credit cards and other related plans...................     263,927      105,333       76,608       68,425       82,616
    Other consumer loans...................................     919,618      746,752      552,573      571,442      640,371
  Direct lease financing...................................      40,342       25,914       16,493       32,768       36,477
                                                             ----------   ----------   ----------   ----------   ----------
        TOTAL LOANS........................................   5,980,581    4,679,256    3,607,130    3,160,681    3,416,055
    Less: Unearned income..................................      31,453       25,888       21,361       27,757       39,620
                                                             ----------   ----------   ----------   ----------   ----------
        TOTAL LOANS, NET OF UNEARNED INCOME................  $5,949,128   $4,653,368   $3,585,769   $3,132,924   $3,376,435
                                                              =========    =========    =========    =========    =========

 TABLE 8.  ALLOCATION OF THE ALLOWANCE FOR LOSSES ON LOANS BY CATEGORY OF LOANS
       AND THE PERCENTAGE OF LOANS BY CATEGORY TO TOTAL LOANS OUTSTANDING

                                                                    DECEMBER 31,
                   --------------------------------------------------------------------------------------------------------------
                           1994                   1993                   1992                  1991                  1990
                   ---------------------  ---------------------  --------------------  --------------------  --------------------
                             PERCENTAGE             PERCENTAGE            PERCENTAGE            PERCENTAGE            PERCENTAGE
                             OF LOANS TO            OF LOANS TO           OF LOANS TO           OF LOANS TO           OF LOANS TO
                    AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS  AMOUNT   TOTAL LOANS  AMOUNT   TOTAL LOANS  AMOUNT   TOTAL LOANS
                   --------  -----------  --------  -----------  -------  -----------  -------  -----------  -------  -----------
                                                               (DOLLARS IN THOUSANDS)
Commercial,
  financial, and
  agricultural.... $ 37,229       22%     $ 48,637       25%     $38,818       26%     $27,661       29%     $29,940       33%
Real estate --
  construction....    4,924        4         3,068        3        1,762        3        3,347        3        2,005        3
Real estate --
  mortgage........   47,117       51        43,662       51       34,003       50       21,594       44       20,433       40
Consumer..........   32,291       22        18,461       21       14,914       20       14,832       23       14,638       23
Direct lease
  financing.......      528        1           525       --          330        1          555        1          489        1
                   --------      ---      --------      ---      -------      ---      -------      ---      -------      ---
      Total....... $122,089      100%     $114,353      100%     $89,827      100%     $67,989      100%     $67,505      100%
                   ========  ==========   ========  ==========   =======  ==========   =======  ==========   =======  ==========

- ---------------

Note: The allocation of the allowance is presented based in part on evaluations of specific loans, past history, and economic conditions within specific industries or geographic areas. Since all of these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

TABLE 9.  NONACCRUAL, RESTRUCTURED, AND PAST DUE LOANS AND FORECLOSED PROPERTIES

                                                                                       DECEMBER 31,
                                                                  -------------------------------------------------------
                                                                   1994        1993        1992        1991        1990
                                                                  -------     -------     -------     -------     -------
                                                                                  (DOLLARS IN THOUSANDS)
Nonaccrual loans................................................  $17,476     $18,846     $44,067     $30,439     $30,881
Restructured loans..............................................    1,564       8,778       3,154       3,606       5,273
                                                                  -------     -------     -------     -------     -------
        Total nonperforming loans...............................   19,040      27,624      47,221      34,045      36,154
                                                                  -------     -------     -------     -------     -------
Foreclosed property
  Other real estate owned, net..................................    5,434       8,054      13,327      20,322      25,026
  Other foreclosed properties...................................      559         761         434         444         545
                                                                  -------     -------     -------     -------     -------
        Total foreclosed properties.............................    5,993       8,815      13,761      20,766      25,571
                                                                  -------     -------     -------     -------     -------
        Total nonperforming assets..............................  $25,033     $36,439     $60,982     $54,811     $61,725
                                                                  =======     =======     =======     =======     =======
Loans 90 days or more past due and not on nonaccrual status.....  $ 5,874     $ 9,070     $ 5,256     $ 6,549     $14,118
                                                                  =======     =======     =======     =======     =======
Nonperforming loans as a percentage of loans....................      .32%        .59%       1.32%       1.09%       1.07%
Nonperforming assets as a percentage of loans plus foreclosed
  properties....................................................      .42         .78        1.69        1.74        1.81
Allowance for losses on loans as a percentage of
  nonperforming loans...........................................      641         414         190         200         187
Loans 90 days or more past due and not on nonaccrual status as a
  percentage of loans...........................................      .10         .19         .15         .21         .42

                    TABLE 10.  ALLOWANCE FOR LOSSES ON LOANS

                                                                              YEARS ENDED DECEMBER 31,
                                                         ------------------------------------------------------------------
                                                            1994          1993          1992          1991          1990
                                                         ----------    ----------    ----------    ----------    ----------
                                                                               (DOLLARS IN THOUSANDS)
Balance at beginning of period.........................  $  114,353    $   89,827    $   67,989    $   67,505    $   62,108
Loans charged off
  Commercial, financial, and agricultural..............       5,323        11,830        22,577        23,297        23,413
  Real estate-construction.............................         248            65           411           759         1,533
  Real estate-mortgage.................................       3,834         2,885         4,547         4,379         3,963
  Consumer.............................................       9,033         8,883         9,006        14,699         9,917
  Direct lease financing...............................           1             9            20            75           129
                                                         ----------    ----------    ----------    ----------    ----------
        Total charge-offs..............................      18,439        23,672        36,561        43,209        38,955
                                                         ----------    ----------    ----------    ----------    ----------
Recoveries on loans previously charged off
  Commercial, financial, and agricultural..............       6,454         4,962        10,663         5,525         5,646
  Real estate-construction.............................          72            59           108            63           195
  Real estate-mortgage.................................       2,756           688           487           567           604
  Consumer.............................................       3,882         4,323         4,195         3,181         3,994
  Direct lease financing...............................         123            39            86           154            21
                                                         ----------    ----------    ----------    ----------    ----------
        Total recoveries...............................      13,287        10,071        15,539         9,490        10,460
                                                         ----------    ----------    ----------    ----------    ----------
Net charge-offs........................................       5,152        13,601        21,022        33,719        28,495
Provision charged to expense...........................       3,636        16,558        27,182        34,203        26,304
Increase due to acquisitions...........................       9,252        21,569        15,678            --         7,588
                                                         ----------    ----------    ----------    ----------    ----------
Balance at end of period...............................  $  122,089    $  114,353    $   89,827    $   67,989    $   67,505
                                                          =========     =========     =========     =========     =========
Loans, net of unearned income, at end of period........  $5,949,128    $4,653,368    $3,585,769    $3,132,924    $3,376,435
                                                          =========     =========     =========     =========     =========
Average loans, net of unearned income, during period...  $5,426,880    $4,492,943    $3,532,480    $3,294,623    $3,368,971
                                                          =========     =========     =========     =========     =========
Ratios:
  Allowance at end of period to loans, net of unearned
    income.............................................        2.05%         2.46%         2.51%         2.17%         2.00%
  Allowance at end of period to average loans, net of
    unearned income....................................        2.25          2.55          2.54          2.06          2.00
  Net charge-offs to average loans, net of
    unearned income....................................         .09           .30           .60          1.02           .85

            TABLE 11. RATE SENSITIVITY ANALYSIS AT DECEMBER 31, 1994

                                                         INTEREST-SENSITIVE WITHIN
                              --------------------------------------------------------------------------------
                               0-30    31-90   91-180  181-365   1-2     2-5     OVER    NONINTEREST-
                              DAYS(B)   DAYS    DAYS    DAYS    YEARS   YEARS   5 YEARS    BEARING      TOTAL
                              -------  ------  ------  -------  ------  ------  -------  ------------  -------
                                                           (DOLLARS IN MILLIONS)
ASSETS
  Loans and leases........... $1,637   $  512   $552   $   771  $  469  $1,346  $   675    $     19    $ 5,981
  Investment securities......    459      235    335       393     581     637      322          --      2,962
  Other earning assets.......    111      105      2         1       1       1       --          --        221
  Other assets...............     --       --     --        --      --      --       --         851        851
                              -------  ------  ------  -------  ------  ------  -------  ------------  -------
          TOTAL ASSETS....... $2,207   $  852   $889   $ 1,165  $1,051  $1,984  $   997    $    870    $10,015
                              ======   ======  =====    ======  ======  ======   ======   =========    =======
SOURCES OF FUNDS
  Money market deposits...... $   82   $  370   $ --   $   383  $   --  $  549  $    --    $     --    $ 1,384
  Other savings and time
     deposits................    585    1,170    662       640     372   1,639       25          --      5,093
  Time deposits over
     $100,000................    107      109    113        83      79      67        2          --        560
  Short-term
     borrowings..............    413        2     --        --      --      --       --          --        415
  Federal Home Loan Bank
     advances................    101       27     10        17      15      34       20          --        224
  Long-term debt.............     --       --     --        --      --      --      117          --        117
  Noninterest-bearing
     deposits................     --       --     --        --      --      --       --       1,381      1,381
  Other liabilities..........     --       --     --        --      --      --       --         110        110
  Shareholders' equity.......     --       --     --        --      --      --       --         731        731
                              -------  ------  ------  -------  ------  ------  -------  ------------  -------
          TOTAL SOURCES OF
            FUNDS............ $1,288   $1,678   $785   $ 1,123  $  466  $2,289  $   164    $  2,222    $10,015
                              ======   ======  =====    ======  ======  ======   ======   =========    =======
INTEREST RATE SWAPS.......... $ (150 ) $  (10)  $(50)  $     0  $   50  $  160  $     0    $      0
INTEREST RATE SENSITIVITY
  GAP........................    769     (836)    54        42     635    (145)     833      (1,352)
CUMULATIVE INTEREST RATE
  SENSITIVITY GAP............    769      (67)   (13)       29     664     519    1,352           0
CUMULATIVE GAP AS A
  PERCENTAGE OF TOTAL
  ASSETS.....................      8 %     (1)%     0%       0%      7%      5%      13%          0%

- ---------------

MANAGEMENT HAS MADE THE FOLLOWING ASSUMPTIONS IN THE ABOVE ANALYSIS:

(a) Assets and liabilities are generally assigned to a period based upon their earliest repricing period when the repricing is less than the contractual maturity.

(b) Nonaccrual loans are included in the noninterest-bearing category.

(c) Fixed-rate mortgage loan maturities are based on the principal-prepayment patterns of comparable mortgage-backed securities.

(d) The scheduled maturities of mortgage-backed securities and CMOs incorporate principal prepayments of these securities using current and consensus interest rate forecasts in conjunction with the latest three month historical prepayment schedules.

(e) Investment securities available for sale are currently treated in the same manner as comparable securities in the investment securities held to maturity portfolio in that they are scheduled according to the earlier of their contractual maturities or earliest repricing dates; however, the maturities of callable agency securities are scheduled according to their call dates when valued at a premium to par.

(f) Money market deposits and savings deposits that have no contractual maturities are scheduled according to the Corporation's best estimate of their repricing sensitivity to changes in market rates. This varies by product type and market.

(g) If all money market, NOW and savings deposits had been included in the 0-30 Days category above, the cumulative gap as a percentage of total assets would have been negative (23%), (22%), (22%), (17%), (11%), and positive 5%, respectively, for the 0-30 Days, 31-90 Days, 91-180 Days, 181-365 Days, 1-2 Years, and 2-5 Years categories at December 31, 1994.

           TABLE 12.  INVESTMENT SECURITIES AND OTHER EARNING ASSETS

                                                                         DECEMBER 31,
                                                             ------------------------------------
                                                                1994         1993         1992
                                                             ----------   ----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
U.S. Government obligations
  U.S. Treasury............................................  $  927,754   $  919,482   $  760,152
  U.S. Government Agencies.................................   1,379,105    1,703,469    1,535,319
                                                             ----------   ----------   ----------
          Total U.S. Government obligations................   2,306,859    2,622,951    2,295,471
Obligations of state and political subdivisions............     519,134      519,919      377,673
Other investment securities................................     136,151      152,774      120,806
                                                             ----------   ----------   ----------
          Total investment securities......................   2,962,144    3,295,644    2,793,950
Interest-bearing deposits at financial institutions........      10,641       26,675      104,234
Federal funds sold and securities purchased under resale
  agreements...............................................      29,953       78,149       92,354
Trading account securities.................................     155,951      153,482      109,584
Loans held for resale......................................      24,493      134,206      154,615
                                                             ----------   ----------   ----------
          Total investment securities and money market
            assets.........................................  $3,183,182   $3,688,156   $3,254,737
                                                              =========    =========    =========

                         TABLE 13.  RISK-BASED CAPITAL

                                                                         DECEMBER 31,
                                                             ------------------------------------
                                                                1994         1993         1992
                                                             ----------   ----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
TIER 1 CAPITAL
  Shareholders' equity.....................................  $  730,707   $  682,002   $  529,496
  Minority interest in consolidated subsidiaries...........       1,088        1,588        1,588
  Less goodwill and one-half of investment in
     unconsolidated subsidiaries...........................     (38,138)     (33,049)     (10,741)
  Less disallowed deferred tax asset.......................      (2,494)      (1,861)          --
  Add unrealized loss on available for sale securities.....      28,527           --           --
                                                             ----------   ----------   ----------
          TOTAL TIER 1 CAPITAL.............................     719,690      648,680      520,343
TIER 2 CAPITAL
  Allowance for losses on loans............................      74,204       60,397       49,656
  Qualifying long-term debt................................      74,540       74,479       32,000
  Less one-half of investment in unconsolidated
     subsidiaries..........................................         (18)        (136)        (147)
                                                             ----------   ----------   ----------
          TOTAL CAPITAL....................................  $  868,416   $  783,420   $  601,852
                                                              =========    =========    =========
RISK-WEIGHTED ASSETS.......................................  $5,888,361   $4,775,858   $3,897,154
                                                              =========    =========    =========
RATIOS
  Equity to assets.........................................        7.30%        7.55%        7.07%
  Leverage ratio...........................................        7.18         7.23         7.11
  Tier 1 capital to risk-weighted assets...................       12.22        13.58        13.35
  Total capital to risk-weighted assets....................       14.75        16.40        15.44

- ---------------

Regulatory minimums for institutions considered "well-capitalized" are 5%, 6%, and 10% for the leverage, Tier 1 capital to risk-weighted assets, and Total capital to risk-weighted assets ratios, respectively. As of December 31, 1994, all of the Corporation's banking subsidiaries were considered "well-capitalized" for FDIC deposit insurance assessments.

                       TABLE 14.  SELECTED QUARTERLY DATA

                                                        1994 QUARTERS ENDED(1) AND(2)
                                         ------------------------------------------------------------
                                         MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31     TOTAL
                                         --------   --------   ------------   -----------   ---------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income....................  $ 91,464   $ 97,064     $ 99,310      $ 100,440    $ 388,278
Provision for losses on loans..........      (815)      (985)        (991)          (845)      (3,636)
Investment securities gains (losses)...       105        169       (8,111)       (12,461)     (20,298)
Noninterest income.....................    28,314     28,075       30,000         27,471      113,860
Noninterest expense....................   (82,727)   (86,136)     (86,706)      (143,266)    (398,835)
                                         --------   --------   ------------   -----------   ---------
Earnings (loss) before income taxes....    36,341     38,187       33,502        (28,661)      79,369
Applicable income taxes (benefit)......    10,954     11,935        9,768        (11,896)      20,761
                                         --------   --------   ------------   -----------   ---------
Net earnings (loss)....................  $ 25,387   $ 26,252     $ 23,734      $ (16,765)   $  58,608
                                         ========   ========   ==========     ==========    =========
PER COMMON SHARE DATA
  Net earnings (loss)
     Primary...........................  $    .58   $    .60     $    .54      $    (.47)   $    1.25
     Fully diluted.....................       .56        .58          .52           (.47)        1.25
  Dividends............................       .21        .21          .23            .23          .88
UPC COMMON STOCK DATA (3)
  High trading price...................  $  26.25   $  28.75     $  26.00      $   24.50    $   28.75
  Low trading price....................     23.13      24.75        23.50          19.63        19.63
  Closing price........................     24.88      26.75        24.50          20.88        20.88
  Trading volume (in thousands) (4)....     1,878      1,791        2,565          2,886        9,120

                                                        1993 QUARTERS ENDED(1) AND(2)
                                         ------------------------------------------------------------
                                         MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31     TOTAL
                                         --------   --------   ------------   -----------   ---------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income....................  $ 82,982   $ 87,667     $ 87,069      $  85,992    $ 343,710
Provision for losses on loans..........    (4,930)    (6,554)      (3,049)        (2,025)     (16,558)
Investment securities gains............       669      2,467          685            674        4,495
Noninterest income.....................    26,580     29,416       30,212         29,222      115,430
Noninterest expense....................   (76,503)   (80,988)     (82,565)       (79,625)    (319,681)
                                         --------   --------   ------------   -----------   ---------
Earnings before income taxes,
  extraordinary item, and accounting
  changes..............................    28,798     32,008       32,352         34,238      127,396
Applicable income taxes................     9,146     10,328        7,625         10,321       37,420
                                         --------   --------   ------------   -----------   ---------
Earnings before extraordinary item and
  accounting changes...................    19,652     21,680       24,727         23,917       89,976
Extraordinary item, net of taxes.......        --         --           --         (3,206)      (3,206)
Accounting changes, net of taxes.......     5,782         --           --             --        5,782
                                         --------   --------   ------------   -----------   ---------
     Net earnings......................  $ 25,434   $ 21,680     $ 24,727      $  20,711    $  92,552
                                         ========   ========   ==========     ==========    =========
PER COMMON SHARE DATA
  Earnings before extraordinary item
     and accounting changes
     Primary...........................  $    .52   $    .55     $    .63      $     .61    $    2.31
     Fully diluted.....................       .50        .53          .61            .59         2.23
  Net earnings
     Primary...........................       .68        .55          .63            .52         2.38
     Fully diluted.....................       .65        .53          .61            .51         2.30
  Dividends............................       .18        .18          .18            .18          .72
UPC COMMON STOCK DATA(3)
  High trading price...................  $  29.13   $  29.25     $  30.00      $   28.75    $   30.00
  Low trading price....................     22.50      22.63        25.00          23.63        22.50
  Closing price........................     29.00      25.75        29.00          25.13        25.13
  Trading volume (in thousands)(4).....     3,059      1,926        2,008          2,800        9,793

- ---------------

(1) Certain quarterly amounts have been reclassified to conform with current financial reporting presentation.

(2) Quarterly amounts for 1994 have been restated for all 1994 acquisitions accounted for using the pooling of interests method of accounting. In addition, quarterly amounts for 1993 have been restated only for the 1994 acquisitions of BNF BANCORP, Inc. and Grenada Sunburst System Corporation both of which were considered significant acquisitions.

(3) Union Planters Corporation's Common Stock is listed on the New York Stock Exchange (NYSE) and is traded under the symbol UPC. All share prices represent closing prices as reported by the NYSE. There were approximately 13,700 holders of the Corporation's Common Stock as of December 31, 1994.

(4) Trading volume represents the total volume for the period shown as reported by NYSE.

          TABLE 15.  UNION PLANTERS CORPORATION'S BANKING SUBSIDIARIES

                                                                        DECEMBER 31, 1994
                                                               -----------------------------------
                                                               ASSETS   LOANS    DEPOSITS   EQUITY
                                                               ------   ------   --------   ------
                                                                      (DOLLARS IN MILLIONS)
TENNESSEE
Union Planters National Bank.................................  $2,165   $1,094    $1,322    $167.3
Union Planters Bank of Middle Tennessee, N.A.................     929      463       859      61.2
Union Planters Bank of Jackson, N.A..........................     274      157       253      15.5
Union Planters Bank of East Tennessee, N.A...................     258      169       237      19.5
Union Planters Bank of West Tennessee........................     207      105       187      14.4
First Federal Savings Bank in Maryville......................     172      104       160      10.2
Liberty Federal Savings Bank in Paris........................     172      120       148      14.2
Bank of Goodlettsville.......................................     171      100       154      11.0
First National Bank of Shelbyville...........................     162       71       145      13.5
The First National Bank of Crossville........................     162       72       148      10.5
Citizens Bank in Cookeville..................................     154       91       142      10.8
Bank of Roane County in Harriman.............................     134       90       117       8.5
Union Planters Bank of Chattanooga, N.A......................     131       74       117      11.9
Central State Bank in Lexington..............................     107       63        99       6.8
First State Bank of Brownsville..............................      99       44        86       5.3
Security Trust Federal Savings and Loan Association..........      99       58        73       7.4
Bank of East Tennessee in Morristown.........................      89       32        77       7.3
Bank of Commerce in Woodbury.................................      77       44        67       6.2
Dekalb County Bank & Trust Company in Alexandria.............      74       42        65       5.6
Farmers Union Bank in Ripley.................................      63       37        54       8.1
Citizens Bank & Trust Company in Wartburg....................      61       34        55       4.1
First Citizens Bank of Hohenwald.............................      56       36        46       4.2
Bank of Trenton and Trust Company............................      44       22        40       2.6
Union Planters Bank, FSB in Dyersburg........................      40       24        29       2.4
Erin Bank & Trust Company....................................      37       15        33       4.2
First State Bank of Fayette County in Somerville.............      31       15        29       2.2
The Commercial Bank of Obion.................................      29       10        25       3.7
Peoples Bank of Elk Valley in Fayetteville...................      26       17        23       2.3
Pickett County Bank and Trust Company in Byrdstown...........      24       15        21       1.5
Cumberland City Bank.........................................      22       14        20       1.8
                                                               ------   ------   --------   ------
          Total Tennessee....................................  $6,069   $3,232    $4,831    $444.2
                                                               ======   ======    ======    ======
MISSISSIPPI
Sunburst Bank, Mississippi...................................  $2,013   $1,416    $1,807    $134.3
United Southern Bank of Clarksdale...........................     335      179       289      26.5
First National Bank in New Albany............................     149       94       134      12.2
                                                               ------   ------   --------   ------
          Total Mississippi..................................  $2,497   $1,689    $2,230    $173.0
                                                               ======   ======    ======    ======
ARKANSAS
Mercantile Bank in Jonesboro.................................  $  248   $  187    $  214    $ 22.0
Security Bank in Paragould...................................     112       65       102       8.2
First State Bank of Newport..................................      55       29        48       5.7
First National Bank in Clinton...............................      53       41        48       3.8
First Southern Bank in Earle.................................      41       19        38       2.4
Searcy County Bank in Marshall...............................      35       20        31       3.3
Bank of Weiner...............................................      31       18        28       2.5
Mercantile Bank in Mammoth Spring............................      30       20        27       2.6
Mercantile Bank in Hardy.....................................      29       21        24       2.0
The Bank of Rector...........................................      28       14        25       2.5
Farmers & Merchants Bank in Pocahontas.......................      18       11        17       1.3
                                                               ------   ------   --------   ------
          Total Arkansas.....................................  $  680   $  445    $  602    $ 56.3
                                                               ======   ======    ======    ======
LOUISIANA
Sunburst Bank, Louisiana.....................................  $  502   $  322    $  454    $ 37.0
                                                               ======   ======    ======    ======
ALABAMA
BANKFIRST in Decatur.........................................  $  273   $  185    $  231    $ 20.6
                                                               ======   ======    ======    ======
KENTUCKY
Simpson County Bank in Franklin..............................  $  110   $   79    $  102    $  6.7
                                                               ======   ======    ======    ======

                              REPORT OF MANAGEMENT

     The accompanying financial statements and related financial information in this annual report were prepared by the management of Union Planters Corporation in accordance with generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgment. Management is responsible for the integrity, objectivity, consistency, and fair presentation of the financial statements and all financial information contained in this annual report.
     Management maintains and depends upon internal accounting systems and related systems of internal controls. The internal control systems are designed to ensure that transactions are properly authorized and recorded in the Corporation's financial records and to safeguard the Corporation's assets from material loss or misuse. The Corporation utilizes internal monitoring mechanisms and an extensive external audit to monitor compliance with, and assess the effectiveness of, the system of internal accounting controls. Management believes the Corporation's system of internal accounting control provides reasonable assurance that the Corporation's assets are safeguarded and that its financial records are reliable.
     The Audit Committee of the Board of Directors meets periodically with representatives of the Corporation's independent accountants and management to review accounting policies, control procedures, and audit and regulatory examination reports. The independent accountants have free access to the Committee, with and without the presence of management, to discuss the results of their audit work and their evaluation of the adequacy of internal controls and the quality of financial reporting.
     The financial statements have been audited by Price Waterhouse LLP, independent accountants, who were engaged to express an opinion as to the fairness of presentation of such financial statements.

/s/ Benjamin W. Rawlins, Jr.                      /s/ Jack W. Parker
- ----------------------------                      ----------------------------
Benjamin W. Rawlins, Jr.                          Jack W. Parker
Chairman of the Board and                         Executive Vice President and
Chief Executive Officer                           Chief Financial Officer

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Union Planters Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Union Planters Corporation and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
     As discussed in Note 1 to the consolidated financial statements, the Corporation changed its methods of accounting for investment securities in 1994 and for postretirement benefits, postemployment benefits and income taxes in 1993.


/s/ Price Waterhouse LLP
- ------------------------
PRICE WATERHOUSE LLP
Memphis, Tennessee
January 26, 1995

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                                                      DECEMBER 31,
                                                                               --------------------------
                                                                                  1994            1993
                                                                               -----------     ----------
                                                                                 (DOLLARS IN THOUSANDS)
ASSETS
  Cash and due from banks....................................................  $   488,722     $  363,360
  Interest-bearing deposits at financial institutions........................       10,641         26,675
  Federal funds sold and securities purchased under agreements to resell.....       29,953         78,149
  Trading account securities.................................................      155,951        153,482
  Loans held for resale......................................................       24,493        134,206
  Investment securities
    Available for sale (Amortized cost December 31, 1994: $1,975,897; Fair
     value December 31, 1993: $815,360)......................................    1,928,984        808,554
    Held to maturity (Fair value: $1,009,969 and $2,542,808, respectively)...    1,033,160      2,487,090
  Loans......................................................................    5,980,581      4,679,256
    Less: Unearned income....................................................      (31,453)       (25,888)
         Allowance for losses on loans.......................................     (122,089)      (114,353)
                                                                               -----------     ----------
         Net loans...........................................................    5,827,039      4,539,015
  Premises and equipment.....................................................      204,136        189,080
  Accrued interest receivable................................................       87,509         70,332
  Goodwill and other intangibles.............................................       50,236         47,293
  Other assets...............................................................      174,245        132,657
                                                                               -----------     ----------
         TOTAL ASSETS........................................................  $10,015,069     $9,029,893
                                                                               ============    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits
    Noninterest-bearing......................................................  $ 1,380,737     $1,172,251
    Certificates of deposit of $100,000 and over.............................      559,593        593,381
    Other interest-bearing...................................................    6,477,512      5,905,989
                                                                               -----------     ----------
         Total deposits......................................................    8,417,842      7,671,621
  Short-term borrowings......................................................      415,171        275,537
  Federal Home Loan Bank advances............................................      224,103        192,792
  Long-term debt.............................................................      116,848        117,379
  Accrued interest, expenses, and taxes......................................       72,211         52,766
  Other liabilities..........................................................       38,187         37,796
                                                                               -----------     ----------
         TOTAL LIABILITIES...................................................    9,284,362      8,347,891
                                                                               -----------     ----------
  Commitments and contingent liabilities (Notes 7, 15, 17, and 19)...........           --             --
  Shareholders' equity
    Preferred stock (Note 10)
      Convertible............................................................       87,298         87,298
      Nonconvertible.........................................................           --         17,250
    Common stock, $5 par value; 50,000,000 shares authorized; 40,179,474
     issued and outstanding (35,447,702 in 1993).............................      200,897        177,238
    Additional paid-in capital...............................................       69,204         59,969
    Net unrealized gain (loss) on available for sale securities..............      (28,527)            --
    Retained earnings........................................................      401,835        340,247
                                                                               -----------     ----------
         TOTAL SHAREHOLDERS' EQUITY..........................................      730,707        682,002
                                                                               -----------     ----------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..........................  $10,015,069     $9,029,893
                                                                               ============    ==========

The accompanying notes are an integral part of these financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF EARNINGS

                                                                         YEARS ENDED DECEMBER 31,
                                                                -------------------------------------------
                                                                   1994            1993            1992
                                                                -----------     -----------     -----------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                   DATA)
INTEREST INCOME
  Interest and fees on loans..................................  $   460,617     $   375,567     $   314,814
  Interest on investment securities
    Taxable...................................................      156,429         151,538         142,663
    Tax-exempt................................................       32,406          29,825          22,238
  Interest on deposits at financial institutions..............          718           1,742           4,915
  Interest on federal funds sold and securities purchased
    under agreements to resell................................        3,637           5,092           5,250
  Interest on trading account securities......................        9,143           6,194           6,648
  Interest on loans held for resale...........................        1,107           7,432           7,250
                                                                -----------     -----------     -----------
         Total interest income................................      664,057         577,390         503,778
                                                                -----------     -----------     -----------
INTEREST EXPENSE
  Interest on deposits........................................      235,815         213,197         209,035
  Interest on short-term borrowings...........................       20,082           7,230           8,040
  Interest on Federal Home Loan Bank advances and long-term
    debt......................................................       19,882          13,253           5,555
                                                                -----------     -----------     -----------
         Total interest expense...............................      275,779         233,680         222,630
                                                                -----------     -----------     -----------
         NET INTEREST INCOME..................................      388,278         343,710         281,148
PROVISION FOR LOSSES ON LOANS.................................        3,636          16,558          27,182
                                                                -----------     -----------     -----------
         NET INTEREST INCOME AFTER PROVISION FOR LOSSES ON
           LOANS..............................................      384,642         327,152         253,966
NONINTEREST INCOME
  Service charges on deposit accounts.........................       52,590          46,532          35,590
  Bank card income............................................       10,192           9,749           8,632
  Mortgage servicing income...................................        9,095           9,239           9,400
  Trust service income........................................        7,889           7,566           6,871
  Profits and commissions from trading activities.............        5,537          11,577          12,252
  Investment securities gains (losses)........................      (20,298)          4,495          14,019
  Other income................................................       28,557          30,767          25,845
                                                                -----------     -----------     -----------
         Total noninterest income.............................       93,562         119,925         112,609
                                                                -----------     -----------     -----------
NONINTEREST EXPENSE
  Salaries and employee benefits..............................      160,862         150,383         116,764
  Net occupancy expense.......................................       25,750          23,356          19,401
  Equipment expense...........................................       26,451          23,986          18,836
  Other expense...............................................      185,772         121,956         124,463
                                                                -----------     -----------     -----------
         Total noninterest expense............................      398,835         319,681         279,464
                                                                -----------     -----------     -----------
         EARNINGS BEFORE INCOME TAXES, EXTRAORDINARY ITEM, AND
           ACCOUNTING CHANGES.................................       79,369         127,396          87,111
Applicable income taxes                                              20,761          37,420          23,861
                                                                -----------     -----------     -----------
         EARNINGS BEFORE EXTRAORDINARY ITEM AND ACCOUNTING
           CHANGES............................................       58,608          89,976          63,250
Extraordinary item -- defeasance of debt, net of taxes........           --          (3,206)             --
Accounting changes, net of taxes..............................           --           5,782              --
                                                                -----------     -----------     -----------
         NET EARNINGS.........................................  $    58,608     $    92,552     $    63,250
                                                                ============    ============    ============

         NET EARNINGS APPLICABLE TO COMMON SHARES.............  $    50,055     $    84,084     $    57,084
                                                                ============    ============    ============
EARNINGS PER COMMON SHARE
  PRIMARY
    Earnings before extraordinary item and accounting
      changes.................................................  $      1.25     $      2.31     $      1.79
    Extraordinary item -- defeasance of debt, net of taxes....           --            (.09)             --
    Accounting changes, net of taxes..........................           --             .16              --
                                                                -----------     -----------     -----------
         NET EARNINGS.........................................  $      1.25     $      2.38     $      1.79
                                                                ============    ============    ============
  FULLY DILUTED
    Earnings before extraordinary item and accounting
      changes.................................................  $      1.25     $      2.23     $      1.77
    Extraordinary item -- defeasance of debt, net of taxes....           --            (.08)             --
    Accounting changes, net of taxes..........................           --             .15              --
                                                                -----------     -----------     -----------
         NET EARNINGS.........................................  $      1.25     $      2.30     $      1.77
                                                                ============    ============    ============
AVERAGE SHARES OUTSTANDING
  Primary.....................................................   40,055,338      35,311,037      31,910,000
  Fully diluted...............................................   40,397,383      39,541,054      34,754,148

The accompanying notes are an integral part of these financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                            NET
                                                                                         UNREALIZED
                                                                                            GAIN
                                                                                         (LOSS) ON
                                                                          ADDITIONAL     AVAILABLE
                                                 PREFERRED     COMMON      PAID-IN        FOR SALE      RETAINED
                                                   STOCK       STOCK       CAPITAL       SECURITIES     EARNINGS     TOTAL
                                                 ---------    --------    ----------    ------------    --------    --------
                                                                           (DOLLARS IN THOUSANDS)
BALANCE, JANUARY 1, 1992........................ $ 21,650     $ 92,636     $ 59,593       $     --      $120,430    $294,309
  Effect of merger with:
    Grenada Sunburst System Corporation.........       --       65,711      (33,711)            --        99,661     131,661
  Net earnings..................................       --           --           --             --        63,250      63,250
  Cash dividends
    Common Stock, $.60 per share................       --           --           --             --        (9,965)     (9,965)
    Series B Preferred Stock, $8.00 per share...       --           --           --             --          (352)       (352)
    Series C Preferred Stock, $2.59 per share...       --           --           --             --        (1,790)     (1,790)
    Series D Preferred Stock, $ .97 per share...       --           --           --             --          (247)       (247)
    Series E Preferred Stock, $1.72 per share...       --           --           --             --        (3,777)     (3,777)
    Pooled institutions prior to pooling........       --           --           --             --        (6,463)     (6,463)
  Common shares issued under employee benefit
    plans and dividend reinvestment plan, net of
    shares repurchased..........................       --        1,309        4,738             --        (2,522)      3,525
  Sale of 2,200,000 shares of Series E Preferred
    Stock, net of issuance costs................   55,000           --       (2,650)            --            --      52,350
  Issuance of 253,655 shares of Series D
    Preferred Stock for an acquisition (Note
    2)..........................................    5,200           --           --             --            --       5,200
  Net change in unrealized depreciation on
    marketable equity securities................       --           --           --             --         1,795       1,795
                                                 ---------    --------    ----------    ------------    --------    --------
BALANCE, DECEMBER 31, 1992......................   81,850      159,656       27,970             --       260,020     529,496
  Net earnings..................................       --           --           --             --        92,552      92,552
  Cash dividends
    Common Stock, $.72 per share................       --           --           --             --       (13,015)    (13,015)
    Series B Preferred Stock, $8.00 per share...       --           --           --             --          (352)       (352)
    Series C Preferred Stock, $2.59 per share...       --           --           --             --        (1,790)     (1,790)
    Series D Preferred Stock, $1.95 per share...       --           --           --             --          (494)       (494)
    Series E Preferred Stock, $2.00 per share...       --           --           --             --        (5,832)     (5,832)
    Pooled institutions prior to pooling........       --           --           --             --        (7,957)     (7,957)
  Common shares issued under employee benefit
    plans and dividend reinvestment plan, net of
    shares repurchased..........................       --        1,260        5,852             --        (1,892)      5,220
  Issuance of 2,638,652 shares of Common Stock
    for acquisitions (Note 2)...................       --       13,193        8,302             --        18,296      39,791
  Issuance of 908,522 shares of Series E
    Preferred Stock for acquisitions (Note 2)...   22,713           --        7,274             --            --      29,987
  Issuance of 625,000 shares of Common Stock
    related to the conversion/acquisition of
    First Federal Savings Bank of Maryville,
    (Note 2)....................................       --        3,125       10,561             --            --      13,686
  Net change in unrealized depreciation on
    marketable equity securities................       --           --           --             --           656         656
  Other.........................................      (15)           4           10             --            55          54
                                                 ---------    --------    ----------    ------------    --------    --------
BALANCE, DECEMBER 31, 1993......................  104,548      177,238       59,969             --       340,247     682,002
  Net earnings..................................       --           --           --             --        58,608      58,608
  Cash dividends
    Common Stock, $.88 per share................       --           --           --             --       (20,144)    (20,144)
    Series B Preferred Stock, $8.00 per share...       --           --           --             --          (352)       (352)
    Series C Preferred Stock, $2.16 per share...       --           --           --             --        (1,491)     (1,491)
    Series D Preferred Stock, $1.95 per share...       --           --           --             --          (494)       (494)
    Series E Preferred Stock, $2.00 per share...       --           --           --             --        (6,216)     (6,216)
    Pooled institutions prior to pooling........       --           --           --             --        (9,212)     (9,212)
  Common shares issued under employee benefit
    plans and dividend reinvestment plan, net of
    shares repurchased..........................       --        1,973        9,623             --        (2,063)      9,533
  Issuance of 4,337,167 shares of Common Stock
    for acquisitions (Note 2)...................       --       21,686         (388)            --        42,952      64,250
  Redemption of Series C Preferred Stock........  (17,250)          --           --             --            --     (17,250)
  Cumulative effect of adoption of SFAS No. 115
    on January 1, 1994..........................       --           --           --         11,978            --      11,978
  Change in unrealized gain (loss) on available
    for sale securities, net of taxes...........       --           --           --        (40,505)           --     (40,505)
                                                 ---------    --------    ----------    ------------    --------    --------
BALANCE, DECEMBER 31, 1994...................... $ 87,298     $200,897     $ 69,204       $(28,527)     $401,835    $730,707
                                                 ========     ========    =========     ===========     ========    ========

The accompanying notes are an integral part of these financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                           YEARS ENDED DECEMBER 31,
                                                                     -------------------------------------
                                                                       1994         1993          1992
                                                                     ---------   -----------   -----------
                                                                            (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
  Net earnings.....................................................  $  58,608   $    92,552   $    63,250
  Reconciliation of net earnings to net cash provided (used) by operating activities:
    Cumulative effect of accounting changes, net of taxes..........         --        (5,782)           --
    Provision for losses on loans and other real estate............      4,466        19,219        30,998
    Depreciation and amortization..................................     20,307        17,719        14,450
    Amortization and write-off of intangibles......................      8,785        11,634        17,320
    Provisions for abandoned property..............................         --            --         5,200
    Provisions for litigation settlements..........................         --           500         9,450
    Provisions for conversion of data processing systems...........         --         4,424            --
    Provisions for restructuring charges...........................     24,264            --            --
    Provisions for other merger-related expenses...................     14,012            --            --
    Net amortization of investment securities......................      3,689         5,756         1,311
    Net realized losses (gains) on sale of investment securities...     17,498        (4,495)      (14,019)
    Write-down of securities available for sale....................      2,800            --            --
    Deferred income tax expense (benefit)..........................      5,233            65       (10,205)
    (Increase) decrease in assets
      Trading account securities and loans held for resale.........    108,965       (23,854)     (114,306)
      Accrued interest receivable and other assets.................    (25,552)       44,087        14,126
    Decrease in accrued interest, expenses, taxes, and other
      liabilities..................................................    (23,598)      (45,406)      (22,211)
    Other, net.....................................................        896        (5,758)        3,031
                                                                     ---------   -----------   -----------
      Net cash provided (used) by operating activities.............    220,373       110,661        (1,605)
                                                                     ---------   -----------   -----------
INVESTING ACTIVITIES
  Net decrease in short-term investments...........................     42,943        94,517        73,626
  Proceeds from sales of securities available for sale.............    869,723       450,102       322,349
  Proceeds from maturities and calls of securities available for
    sale...........................................................    914,226       353,504        28,446
  Purchases of securities available for sale.......................   (866,666)     (675,424)     (158,585)
  Proceeds from sales of securities held to maturity...............        225        28,742       118,352
  Proceeds from maturities and calls of securities held to
    maturity.......................................................    218,352     1,301,785       739,943
  Purchases of securities held to maturity.........................   (599,730)   (1,418,241)   (1,765,715)
  Net decrease (increase) in loans.................................   (767,524)     (195,004)      103,195
  Net cash received from purchases of financial institutions.......     72,084       108,043       568,758
  Purchases of premises and equipment, net.........................    (23,903)      (26,768)      (20,433)
                                                                     ---------   -----------   -----------
      Net cash (used) provided by investing activities.............   (140,270)       21,256         9,936
                                                                     ---------   -----------   -----------
FINANCING ACTIVITIES
  Net decrease in deposits.........................................   (111,453)     (278,221)     (160,302)
  Net (decrease) increase in short-term borrowings.................    137,596       (58,727)       99,266
  Proceeds from FHLB advances and long-term debt, net..............     76,059       241,061        51,581
  Repayment and defeasance of FHLB advances and long-term debt.....    (63,917)      (43,591)       (5,179)
  Redemption of preferred stock....................................    (17,250)           --            --
  Proceeds from issuance of preferred stock, net...................         --            --        52,350
  Proceeds from issuance of common stock, net......................     12,696        19,720         7,808
  Purchase and retirement of common stock, net.....................     (3,163)       (1,786)       (4,311)
  Cash dividends paid..............................................    (38,208)      (29,137)      (21,778)
                                                                     ---------   -----------   -----------
      Net cash (used) provided by financing activities.............     (7,640)     (150,681)       19,435
                                                                     ---------   -----------   -----------
Net increase (decrease) in cash and cash equivalents...............     72,463       (18,764)       27,766
Cash and cash equivalents at the beginning of the period...........    441,469       460,233       432,467
                                                                     ---------   -----------   -----------
Cash and cash equivalents at the end of the period.................  $ 513,932   $   441,469   $   460,233
                                                                     ==========  ============  ============
SUPPLEMENTAL DISCLOSURES
  Cash paid for
    Interest.......................................................  $ 269,941   $   231,591   $   277,492
    Taxes..........................................................     56,875        38,590        30,345
  Loans transferred to other real estate through foreclosure.......      5,503         9,484        10,095
  Unrealized loss on securities available for sale.................    (46,913)           --            --

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

BASIS OF PRESENTATION. Prior period consolidated financial statements are restated to include the accounts of material acquisitions accounted for using the pooling of interests method of accounting. Business combinations accounted for as purchases are included in the consolidated financial statements from the respective dates of acquisition. Assets and liabilities of financial institutions accounted for as purchases are adjusted to their fair values as of the dates of acquisition.

     Certain 1992 and 1993 amounts have been reclassified to conform with 1994 financial reporting presentation.

STATEMENT OF CASH FLOWS. Cash and cash equivalents include cash and due from banks and federal funds sold. Federal funds sold in the amounts of $25,210,000, $78,109,000, and $92,354,000 at December 31, 1994, 1993, and 1992, respectively, are included in cash and cash equivalents.

TRADING ACCOUNT SECURITIES. Trading account securities are stated at fair value and consist primarily of securities backed by the government-guaranteed portion of Small Business Administration (SBA) loans. Gains and losses on sales and fair value adjustments related to these securities are included in profits and commissions from trading activities.

INVESTMENT SECURITIES. The Corporation adopted Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115) on January 1, 1994. Management reviewed the securities portfolio and classified securities as either held to maturity or available for sale. In determining such classifications, securities expected to be held to maturity were classified in the amortized historical cost portfolio. Available for sale securities are carried at fair value with unrealized gains and losses included in shareholders' equity on an after-tax basis. As a result of adoption, the Corporation initially reclassified $1.6 billion in securities to the available for sale category and recorded a $12.0 million increase in shareholders' equity incidental thereto.

     Prior to the adoption of SFAS No. 115, management determined the appropriate classification of securities at the time of purchase. If management had the intent and the Corporation had the ability at the time of purchase to hold the securities until maturity, they were classified as held for investment and carried at amortized historical cost. Securities purchased and intended to be held for indefinite periods of time and not intended to be held to maturity were classified as held for sale and carried at the lower of aggregate cost or market value.

     Investment transactions are recorded on a trade-date basis. Realized gains and losses resulting from the sale of securities and other than temporary impairments in value of securities are reported in noninterest income. Gains and losses on the sales of investment securities are computed by the specific identification method.

LOANS HELD FOR RESALE. Loans held for resale include mortgage and other loans and are carried at the lower of cost or market.

LOANS. Loans are stated at the principal amount outstanding. Interest income on loans is accrued using constant yield methods, except for unearned income which is recorded as income using a method which approximates the interest method. Loan origination fees and direct loan origination costs are deferred and recognized over the life of the related loans as adjustments to interest income.

NONPERFORMING LOANS. Nonperforming loans consist of nonaccrual loans and renegotiated loans which have been restructured in accordance with the criteria set forth in SFAS No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings." Loans, other than installment and mortgage loans, are generally placed on nonaccrual status and interest is not recorded if, in management's opinion, payment in full of principal or interest is not expected or when payment of principal or interest is more than 90 days past due, unless it is both well-secured and in the process of collection. Upon the occurrence of an adverse change in the account status (e.g., loan is past due, filing of bankruptcy or wage earner, repossession of collateral, foreclosure, or death of the borrower), installment and mortgage loans (including accrued interest) are written down to the net realizable value of the underlying collateral. Such loans are reviewed periodically for further write-downs until fully liquidated. Income recognized on revolving credit loans is discontinued upon the occurrence of an adverse change and the loans are fully charged off if no payment is received for 180 days.

     In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" (which takes effect for fiscal years beginning after December 31, 1994) as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures" issued in October 1994. SFAS No. 114 prescribes a valuation methodology for impaired loans as defined by the standard. Generally, a loan is considered impaired if management believes that it is probable that all amounts due will not be collected according to the contractual terms stipulated in the loan agreement. An impaired loan must be valued using the present value of expected future cash flows discounted at the loan's effective interest rate, the loans observable market price, or fair value of the loan's underlying collateral. The Corporation expects to adopt SFAS No. 114 prospectively in 1995. It is anticipated that the adoption of SFAS No. 114 will not have a material effect on the Corporation's financial condition, results of operations, or liquidity.

ALLOWANCE FOR LOSSES ON LOANS. The allowance for losses on loans represents management's estimate of potential losses inherent in the existing loan portfolio. The allowance for losses on loans is increased by the provision for losses on loans charged to expense and reduced by loans charged off, net of recoveries. The provision for losses on loans is determined based on management's assessment of several factors: current and anticipated economic conditions and the related impact on specific borrowers and industry groups, historical loan loss experience, the level of classified and nonperforming loans, reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, and the results of regulatory examinations. In evaluating the adequacy of the allowance, management makes certain estimates and assumptions which are susceptible to change in the near term. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions.

PREMISES AND EQUIPMENT. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is computed using the straight-line method and is charged to operating expense over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the initial term of the respective lease or the estimated useful life of the improvement.

     Costs of major additions and improvements are capitalized. Interest expense incurred on funds expended on major construction projects is capitalized as a cost of such projects during the construction period. Expenditures for maintenance and repairs are charged to operations as incurred.

GOODWILL AND OTHER INTANGIBLES. The unamortized costs in excess of the fair value of acquired net tangible assets are included in goodwill and other intangibles. Identifiable intangibles, except for premiums on purchased deposits which are amortized on a straight-line method over ten years, are amortized over the estimated periods benefitted. The remaining costs (goodwill) are generally amortized on a straight-line basis over 15 years. For acquisitions where the fair value of net assets acquired exceeds the purchase price, the resulting negative goodwill is allocated proportionally to noncurrent, nonmonetary assets.

     Management periodically evaluates whether events or circumstances have occurred that would result in impairment in the value or life of goodwill or other intangibles. Management considers an intangible to be potentially impaired if internally generated management reports for respective business units show a net loss before amortization of intangibles. The recoverability of the asset is then evaluated using undiscounted historical and future earnings projections. Core deposit intangibles are reviewed periodically to determine performance versus expected "run-off" and adjustments in the amortization of these core deposit intangibles are made accordingly.

MORTGAGE SERVICING RIGHTS. Mortgage servicing rights represent the cost of mortgage servicing purchased from others. These costs are amortized in proportion to, and over the period of, estimated net servicing income based on the historical and projected prepayments of the underlying loans. At December 31, 1994 and 1993, mortgage servicing rights were $4,947,000 and $4,298,000, respectively, and is included in other assets.

OTHER REAL ESTATE. Property acquired through foreclosure is stated at the lower of the recorded amount of the loan or the estimated net realizable value reduced by estimated selling costs. When a reduction of the recorded amount to the net realizable value is required at the time of foreclosure, the difference is charged to the allowance for losses on loans. Any subsequent reduction is charged to other real estate expense and a valuation reserve is established for the potential declines in appraised values. Other real estate is recorded net of the valuation reserve. Revenues and expenses associated with operating or disposing of other real estate are recorded in the period in which they are incurred. At December 31, 1994 and 1993, other real estate totaled $5,434,000 and $8,054,000, respectively, and is included in other assets.

EMPLOYEE BENEFIT PLANS. The Corporation sponsors two qualified employee benefit plans for substantially all employees of the Corporation and its subsidiaries. One is a 401(k) plan with matching employer contributions based on length of service. Employer contributions, provided through a Flexible Benefits Plan, may also be directed to the 401(k) plan at the election of the employee. The second is a noncontributory employee stock ownership plan, which is funded by discretionary employer contributions approved by the Board of Directors. All costs of the plans are expensed as incurred. Benefit plans of acquired companies are terminated at the date of acquisition.

     In accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits," postretirement and postemployment benefits are charged to expense during the years that the employee renders service. The Corporation elected to recognize the accumulated postretirement and postemployment benefit obligations upon adoption of SFAS Nos. 106 and 112 on January 1, 1993, which approximated $8.3 million ($5.1 million after tax) and $1.3 million ($807,000 after tax), respectively.

INCOME TAXES. The Corporation files a consolidated federal income tax return with its subsidiaries, with the exception of credit life insurance subsidiaries which file separate returns. State income taxes are computed on either a separate company or consolidated basis depending upon state laws. The Corporation and its subsidiaries file a consolidated state return for all business in the state of Tennessee.

     Income tax expense is based on income reported for financial accounting purposes, and includes deferred taxes resulting from the recognition of certain transactions in different periods for tax reporting purposes in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109).

     Effective January 1, 1993, the Corporation adopted the provisions of SFAS No. 109 and recorded a tax benefit for the cumulative effect of the accounting change of $11.7 million. Effective January 1, 1994, the Corporation adopted SFAS No. 115, the impact of which at December 31, 1994, was to increase the cumulative net deferred tax asset by $18.4 million.

INTEREST-RATE SWAPS. The Corporation uses interest-rate swaps for purposes other than trading as part of its asset/liability management activities. The Corporation's activities are all end-user related.

     Interest-rate swaps are entered into in order to synthetically alter the repricing and maturity characteristics of certain on-balance-sheet assets and liabilities. The net differential to be paid or received on the interest-rate swap is recognized as a yield adjustment to the related asset or liability over the life of the swap agreement. If the instrument being synthetically altered is disposed of, the swap agreement is marked to market. Thereafter, the interest-rate swap is accounted for in the consolidated financial statements at its fair value with any unrealized gains and losses recognized in the period incurred. If the interest-rate swap agreement is terminated, the gain or loss is deferred and amortized over the remaining life of the related asset or liability.

EARNINGS PER SHARE. Primary earnings per common share is adjusted for all preferred stock dividends. Primary earnings per common share is computed based on the weighted average common shares outstanding and common stock equivalents which would arise from the assumed exercise of outstanding stock options unless their effect would be antidilutive. Fully diluted earnings per common share is computed using the weighted average common shares and equivalents. Common stock equivalents are increased by the assumed conversion of convertible preferred stock into common stock as if converted at the beginning of the period unless the effect would be antidilutive. Earnings for fully diluted earnings per common share are adjusted for preferred stock dividends on nonconvertible preferred stock.

NOTE 2.  MERGERS, ACQUISITIONS, AND REORGANIZATIONS

CONSUMMATED ACQUISITIONS

  Poolings of Interests

     The Corporation consummated nine acquisitions in 1994 and four acquisitions in 1993 which were accounted for using the pooling of interests method of accounting. The tables below summarize the acquisitions accounted for as poolings of interests that were considered immaterial to the Corporation; therefore, prior year amounts with respect to these acquisitions have not been restated.

                               1994 ACQUISITIONS

                                                             COMMON     TOTAL ASSETS AT    TOTAL EQUITY AT
                                                   DATE      SHARES        JANUARY 1,        JANUARY 1,
                  INSTITUTION                    ACQUIRED    ISSUED           1994              1994
- -----------------------------------------------  --------   ---------   ----------------   ---------------
                                                                              (DOLLARS IN MILLIONS)
Mid-South Bancorp, Inc.........................    1/1/94     839,542        $184.7             $11.9
First National Bancorp of Shelbyville, Inc.....    3/1/94     974,886         170.0              12.2
Clin-Ark Bancshares, Inc.......................    4/1/94     217,768          50.3               4.2
Liberty Bancshares, Inc........................    7/1/94   1,223,353         180.1              20.0
Earle Bankshares, Inc..........................    8/1/94     320,112          42.5               6.6
Commercial Bancorp, Inc........................   11/1/94     189,391          28.6               3.7
Mid South Bancshares, Inc......................   12/1/94     572,115         126.0               5.6
                                                            ---------       -------            ------
          Total................................             4,337,167        $782.2             $64.2
                                                             ========   ===========        ===========

                               1993 ACQUISITIONS

                                                             COMMON     TOTAL ASSETS AT    TOTAL EQUITY AT
                                                   DATE      SHARES        JANUARY 1,        JANUARY 1,
                  INSTITUTION                    ACQUIRED    ISSUED           1993              1993
- -----------------------------------------------  --------   ---------   ----------------   ---------------
                                                                              (DOLLARS IN MILLIONS)
Garrett Bancshares, Inc........................   5/31/93     613,088        $173.7             $ 4.8
Hogue Holding Company, Inc.....................    9/1/93     219,274          38.5               4.4
Central State Bancorp, Inc.....................    9/1/93     630,355         107.8              10.7
First Financial Services, Inc..................   10/1/93     447,906          86.0               8.4
                                                            ---------       -------            ------
          Total................................             1,910,623        $406.0             $28.3
                                                             ========   ===========        ===========

     Eliminations have been made for material intercompany transactions with the above pooled companies. The 1994 acquisitions contributed approximately $11.1 million, $2.0 million, and $1.8 million to 1994 net interest income, noninterest income, and net earnings, respectively, of the Corporation through their respective dates of acquisition. The 1993 acquisitions listed in the table above contributed approximately $10.1 million, $1.5 million, and $2.1 million to 1993 net interest income, noninterest income, and net earnings, respectively, of the Corporation through their respective dates of acquisition.

     The acquisitions of Grenada Sunburst System Corporation (GSSC) and BNF BANCORP, Inc. (BNF) were accounted for using the pooling of interests method of accounting and were considered material to the Corporation. Financial information for all periods has been restated for these acquisitions. Eliminations have been made for material intercompany transactions. The tables below summarize these two acquisitions.

                                                                                  AT DATE OF
                                                                                  ACQUISITION
                                                                 COMMON       -------------------
                                                    DATE         SHARES        TOTAL       TOTAL
                  INSTITUTION                     ACQUIRED       ISSUED        ASSETS      EQUITY
- ------------------------------------------------  --------     ----------     --------     ------
                                                                                  (DOLLARS IN
                                                                                   MILLIONS)
GSSC............................................  12/31/94     13,776,357     $2,518.0     $173.7
BNF.............................................    9/1/94      2,000,329        276.4       29.6
                                                               ----------     --------     ------
       Total....................................               15,776,686     $2,794.4     $203.3
                                                                =========      =======     ======

     The following table summarizes the impact of the GSSC acquisition on the Corporation's net interest income, noninterest income, and earnings before extraordinary item and accounting changes. The impact of the BNF acquisition for 1993 and 1992 has been reported in the Corporation's previously restated 1993 consolidated financial statements. The BNF acquisition for the period January 1, 1994 to acquisition date contributed $7.0 million and $779,000, respectively, to net interest income and noninterest income and decreased net earnings approximately $410,000.

                                                                                        EARNINGS BEFORE
                                                                                         EXTRAORDINARY
                                                                                           ITEM AND
                                                           NET INTEREST   NONINTEREST     ACCOUNTING
                                                            INCOME (1)    INCOME (1)        CHANGES
                                                           ------------   -----------   ---------------
                                                                      (DOLLARS IN THOUSANDS)
1994
  Union Planters.........................................    $274,558      $  63,513        $44,859
  GSSC...................................................     113,720         30,049         13,749
                                                           ------------   -----------   ---------------
     Union Planters pooled...............................    $388,278      $  93,562        $58,608
                                                            =========      =========    ============
1993
  Union Planters.........................................    $242,669      $  89,090        $65,364
  GSSC...................................................     101,041         30,835         24,612
                                                           ------------   -----------   ---------------
     Union Planters pooled...............................    $343,710      $ 119,925        $89,976
                                                            =========      =========    ============
1992
  Union Planters.........................................    $199,392      $  87,274        $45,023
  GSSC...................................................      81,756         25,335         18,227
                                                           ------------   -----------   ---------------
     Union Planters pooled...............................    $281,148      $ 112,609        $63,250
                                                            =========      =========    ============

- ---------------

(1) To be consistent with industry practice, net interest income for the Corporation has been restated to reflect the reclassification of certain fees arising from credit card loans to noninterest income. The amounts reclassified for the years ended December 31, 1993 and 1992 were $3.1 million and $2.8 million, respectively, which compared to $4.1 million in 1994.

  Purchase Acquisitions

     The Corporation acquired four institutions in 1992, eight institutions in 1993, and four institutions in 1994 in transactions which were accounted for as purchases. The table below summarizes these acquisitions:

                                                                                             TOTAL ASSETS
                                    DATE                            PURCHASE    RESULTING     AT DATE OF
          INSTITUTION             ACQUIRED       CONSIDERATION       PRICE     INTANGIBLES   ACQUISITION
- --------------------------------  --------   ---------------------  --------   -----------   ------------
                                                                            (DOLLARS IN MILLIONS)
Metropolitan Federal Savings and
  Loan Association
  (Metropolitan)(a) and (j).....   3/27/92   Cash                    $ 16.5       $16.5         $  603
Fidelity Bancshares, Inc.
  (Fidelity)(j).................   3/30/92   Cash                      77.4          --            821
Southeastern Bancshares, Inc.
  (SBI)(b)......................    7/1/92   253,655 Shares of          5.2         1.1             77
                                             Series D Preferred
                                             Stock
Bank of Commerce................   11/1/92   Cash                       9.9         2.1             89
Bank of East Tennessee
  (BOET)(c).....................    1/1/93   648,786 Shares of         25.3         7.0            231
                                             Series E Preferred
                                             Stock
Security Trust Federal Savings
  and Loan Association and
  SaveTrust Federal Savings
  Bank..........................    1/1/93   Cash                      22.0         3.0            261
First Federal Savings Bank(d)...   2/26/93   625,000 Shares of           NM(d)       --            187
                                             Common Stock
                                             (Conversion/
                                             Acquisition)
Eastover Bank for Savings
  (Eastover)(e).................    3/1/93   637,867 Shares of         10.9         1.7            416
                                             Common Stock and Cash
First State Bancshares, Inc.
  (FSB)(f)......................   3/12/93   Cash and Common Stock      3.9          .4             34
                                             (90,162 Shares)
First Cumberland Bank(j)........   3/15/93   Cash                        .2          --             20
Farmers Union Bank..............    4/1/93   Cash                       9.5         4.2             78
Erin Bank & Trust Company.......    6/1/93   259,736 Shares of          8.3         2.1             43
                                             Series E Preferred
                                             Stock
Anderson County Bank............    3/1/94   Cash                       2.5          .7             22
Security Federal Savings and
  Loan Association(g)...........   4/19/94   Cash                        .4          .4             15
Tennessee Bancorp, Inc.
  (TBI)(h)......................    5/1/94   Cash                      13.5         5.9             99
Cherokee Valley Federal Savings
  Association(i)................   9/23/94   Cash                       4.4         4.4             59
                                                                               -----------   ------------
          Total.................
                                                                                  $49.5         $3,055
                                                                               ========      =========

- ---------------

(a) The Corporation, through UPNB, assumed approximately $585 million in insured deposit liabilities of the former Metropolitan Federal Savings and Loan Association. The purchase and assumption transaction was facilitated through the Resolution Trust Corporation (RTC) which declared UPNB the successful bidder. UPNB also acquired approximately $82 million in assets and received cash from the RTC totaling approximately $487 million.

(b) SBI is the parent company of DeKalb County Bank and Trust Company.

(c) The Corporation previously held 17.93% of the common stock of BOET ($3.4 million). On January 1, 1993, the Corporation purchased an additional 43.93% of the common stock of BOET in exchange for the Corporation's Series E Preferred Stock ($11.1 million). Effective May 3, 1993, the Corporation acquired the remaining common stock of BOET in exchange for the Corporation's Series E Preferred Stock ($10.8 million).

(d) Maryville was a mutual savings bank which, pursuant to a conversion/acquisition, converted to a federal stock charter. All of the stock of Maryville was acquired by the Corporation in exchange for a capital contribution totaling approximately

    $14.1 million derived in part from the proceeds of a public offering of the Corporation's Common Stock made in connection with the conversion/acquisition.

(e) Eastover was acquired by GSSC through its wholly-owned Mississippi banking subsidiary, Sunburst Bank, Mississippi.

(f) FSB is the parent company of First State Bank of Fayette County.

(g) Two subsidiaries of the Corporation assumed approximately $14 million of deposits and acquired assets (primarily loans) of the former Security Federal Savings and Loan Association from the RTC and simultaneously sold certain loans to a third party.

(h) TBI was the parent company of Tennessee National Bank in Columbia, Tennessee, whose assets and liabilities at date of acquisition were transferred to UPNB and later became part of the assets and liabilities of Union Planters Bank of Middle Tennessee, N.A.

(i) A subsidiary of the Corporation assumed approximately $54 million of deposits and acquired assets (primarily loans) of the former Cherokee Valley Federal Savings Association from the RTC. Subsequently, certain asset purchase options were exercised resulting in the assumption of three branches and approximately $26.5 million in loans.

(j) Combined with UPNB.

NM -- Not meaningful.

     Intangibles are being amortized primarily using the straight-line method over periods ranging from 7 to 15 years. The recording of the acquisition of Maryville resulted in negative goodwill of approximately $9.4 million, $8.1 million of which was deducted from noncurrent, nonmonetary assets (premises and equipment, fair value adjustment of loans, prepaid software, and mortgage servicing rights). The remaining negative goodwill of $1.3 million was recorded in other liabilities and is being accreted over seven years.

     The following unaudited pro forma information summarizes the pro forma impact of the acquisitions completed during 1994 and 1993 which were accounted for as purchases assuming consummation of all such transactions on January 1, 1993. The pro forma information does not include the historical results of the acquisitions purchased from the RTC, since they were failed financial institutions and their historical results would not be representative of future operating results. The unaudited pro forma results are not necessarily representative of the actual results that would have occurred or which may occur in the future.

                                                                     YEARS ENDED DECEMBER 31,
                                                                     -------------------------
                                                                       1994            1993
                                                                     ---------       ---------
                                                                      (DOLLARS IN THOUSANDS,
                                                                     EXCEPT PER SHARE AMOUNTS)
Net interest income................................................  $ 389,245       $ 355,313
Provision for losses on loans......................................     (3,473)        (19,547)
Noninterest income.................................................     93,629         122,272
Noninterest expense................................................   (400,446)       (330,644)
                                                                     ---------       ---------
Earnings before income taxes, extraordinary item, and accounting
  changes..........................................................     78,955         127,394
Applicable income taxes............................................     20,667          37,824
                                                                     ---------       ---------
Earnings before extraordinary item and accounting changes..........     58,288          89,570
Extraordinary item and accounting changes, net of taxes............         --           2,618
                                                                     ---------       ---------
Net earnings.......................................................  $  58,288       $  92,188
                                                                     =========       =========
Earnings per common share
  Earnings before extraordinary item and accounting changes
     Primary.......................................................  $    1.24       $    2.24
     Fully diluted.................................................       1.24            2.17
  Net earnings
     Primary.......................................................       1.24            2.32
     Fully diluted.................................................       1.24            2.24

     The following details the net cash received from acquisitions of financial institutions which were accounted for using the purchase method of accounting and from acquisitions which were accounted for as poolings of interests and considered immaterial to the Corporation:

                                                               YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------
                                                         1994           1993            1992
                                                       ---------     -----------     -----------
                                                                (DOLLARS IN THOUSANDS)
Fair value of assets acquired........................  $ 976,775     $ 1,663,791     $ 1,589,453
Liabilities assumed..................................   (891,761)     (1,557,038)     (1,480,485)
Issuance of Common Stock.............................    (64,250)        (39,791)             --
Issuance of Preferred Stock..........................         --         (30,127)         (5,200)
Less previous investment in entities acquired........         --          (3,387)         (3,173)
                                                       ---------     -----------     -----------
Cash paid for purchases of financial institutions....     20,764          33,448         100,595
Cash and cash equivalents acquired...................    (92,848)       (141,491)       (669,353)
                                                       ---------     -----------     -----------
     Net cash received from purchases of financial
       institutions..................................  $ (72,084)    $  (108,043)    $  (568,758)
                                                       =========      ==========      ==========

REORGANIZATION OF UNION PLANTERS NATIONAL BANK (UPNB)

     During 1994, the Corporation internally reorganized UPNB into five national bank subsidiaries. This reorganization and the resulting transfer of certain branches held by UPNB into four newly-organized banks had no material impact on the consolidated financial condition, results of operations or liquidity of the Corporation.

PENDING ACQUISITIONS

     The Corporation has signed definitive agreements pursuant to which it would acquire the entities listed below and, subject to various approvals and satisfaction of certain contractual conditions precedent, all are expected to be consummated in the third quarter of 1995.

                                                                        ANTICIPATED   APPROXIMATE
                                                                         METHOD OF       TOTAL
                 INSTITUTION                        CONSIDERATION        ACCOUNTING     ASSETS
- ---------------------------------------------  -----------------------  ------------  -----------
                                                                          (DOLLARS IN MILLIONS)
First Bancshares of Eastern Arkansas, Parent   Approximately $9.3       Purchase         $  55
  Company of First National Bank in West       million
  Memphis, AR
First Bancshares of N.E. Arkansas, Parent      Approximately $9.3       Purchase            58
  Company of First National Bank of            million
  Osceola, AR
Planters Bank & Trust Co. in Forrest City, AR  Common Stock             Pooling of          52
                                               Approximately            Interests
                                               341,000 shares
First State Bancorp, Inc., Parent Company of   Series E Preferred       Purchase           130
                                                                                      ----------
  First Exchange Bank, Tiptonville, TN         Stock Approximately
                                               407,000 shares
          Total                                                                          $ 295
                                                                                      ==========

NOTE 3.  RESTRICTIONS ON CASH AND DUE FROM BANKS

     The Corporation's banking subsidiaries are required to maintain noninterest-bearing average reserve balances with the Federal Reserve Bank. Average balances required to be maintained for such purposes during 1994 and 1993 were $77 million and $63 million, respectively.

NOTE 4.  INVESTMENT SECURITIES

     The amortized cost and fair values of investment securities are summarized as follows:

                                                                    DECEMBER 31, 1994
                                                       -------------------------------------------
                                                                       UNREALIZED
                                                       AMORTIZED    -----------------      FAIR
                                                          COST       GAINS    LOSSES       VALUE
                                                       ----------   -------   -------   ----------
                                                                 (DOLLARS IN THOUSANDS)
AVAILABLE FOR SALE SECURITIES
U.S. Government obligations
  U.S. Treasury......................................  $  484,414   $   745   $ 9,302   $  475,857
  U.S. Government agencies
     Collateralized mortgage obligations.............     325,084        33    11,221      313,896
     Mortgage-backed.................................     816,683     1,061    22,669      795,075
     Other...........................................     211,922       189     4,426      207,685
                                                       ----------   -------   -------   ----------
       Total U.S. Government obligations.............   1,838,103     2,028    47,618    1,792,513
Other stocks and securities..........................     137,794     1,018     2,341      136,471
                                                       ----------   -------   -------   ----------
       Total available for sale securities...........  $1,975,897   $ 3,046   $49,959   $1,928,984
                                                        =========   =======   =======    =========
HELD TO MATURITY SECURITIES
U.S. Government obligations
  U.S. Treasury......................................  $  451,897   $    40   $13,250   $  438,687
  U.S. Government agencies...........................      62,449        15     3,881       58,583
                                                       ----------   -------   -------   ----------
       Total U.S. Government obligations.............     514,346        55    17,131      497,270
Obligations of states and political subdivisions.....     518,583     9,097    15,212      512,468
Other................................................         231        --        --          231
                                                       ----------   -------   -------   ----------
       Total held to maturity securities.............  $1,033,160   $ 9,152   $32,343   $1,009,969
                                                        =========   =======   =======    =========

                                                                    DECEMBER 31, 1993
                                                        ------------------------------------------
                                                                        UNREALIZED
                                                        AMORTIZED    ----------------      FAIR
                                                           COST       GAINS    LOSSES      VALUE
                                                        ----------   -------   ------   ----------
                                                                  (DOLLARS IN THOUSANDS)
HELD FOR SALE SECURITIES
U.S. Government obligations
  U.S. Treasury.......................................  $  121,240   $   913   $    3   $  122,150
  U.S. Government agencies
     Collateralized mortgage obligations..............     141,853       694      105      142,442
     Mortgage-backed..................................     369,378     4,579      355      373,602
     Other............................................     128,904     1,064       25      129,943
                                                        ----------   -------   ------   ----------
       Total U.S. Government obligations..............     761,375     7,250      488      768,137
Other stocks and securities...........................      47,179        88       44       47,223
                                                        ----------   -------   ------   ----------
       Total held for sale securities.................  $  808,554   $ 7,338   $  532   $  815,360
                                                         =========   =======   ======    =========
HELD FOR INVESTMENT SECURITIES
U.S. Government obligations
  U.S. Treasury.......................................  $  798,242   $ 9,458   $  327   $  807,373
  U.S. Government agencies
     Collateralized mortgage obligations..............     446,274     1,700    1,277      446,697
     Mortgage-backed..................................     421,770     7,030      273      428,527
     Other............................................     195,290     2,253      450      197,093
                                                        ----------   -------   ------   ----------
       Total U.S. Government obligations..............   1,861,576    20,441    2,327    1,879,690
Obligations of states and political subdivisions......     519,919    36,867      948      555,838
Other securities
  Federal Reserve Bank/Federal Home Loan Bank
     stock............................................      33,435        --       --       33,435
  Collateralized mortgage obligations.................      39,036       177      114       39,099
  Other...............................................      33,124     1,624        2       34,746
                                                        ----------   -------   ------   ----------
       Total other securities.........................     105,595     1,801      116      107,280
                                                        ----------   -------   ------   ----------
       Total held for investment securities...........  $2,487,090   $59,109   $3,391   $2,542,808
                                                         =========   =======   ======    =========

     For the year ended December 31, 1994, the Corporation had gross realized gains of $1,158,000 and gross realized losses of $18,768,000, respectively, on available for sale securities. Included in 1994 securities losses is a $1.7 million loss due to an other-than-temporary impairment in the fair value of certain available for sale securities which were sold in January, 1995. Also included in securities losses in 1994 is a $1.1 million loss which represents the recognition of the unrealized loss on an interest-rate swap related to the securities sold. In addition, for the years ended December 31, 1993 and 1992, the Corporation had gross realized gains of $6,064,000 and $15,932,000, respectively, and gross realized losses of $1,569,000 and $1,913,000, respectively, on all investment securities.

     Investment securities having a carrying value of approximately $1.017 billion and $953 million at December 31, 1994 and 1993, respectively, were pledged to secure public and trust funds on deposit and securities sold under agreements to repurchase.

     On January 1, 1994, and in connection with the adoption of SFAS No. 115, $1.6 billion of securities were transferred to the available for sale category of securities. In addition, approximately $446 million (fair value approximately $436 million) of securities were transferred to available for sale securities related to financial institutions acquired in 1994 in order to maintain the Corporation's existing interest-rate-risk position and credit-risk policies.

     During 1993, the Corporation transferred approximately $333 million of securities in the held for investment category to the held for sale category. The transfers were made because of regulatory concerns regarding certain securities, the restructure of the portfolios of certain financial institutions acquired, and in anticipation of the adoption of SFAS No. 115.

     Approximately $225,000 of held to maturity securities sold in 1994 related to the sale of deposits and certain assets of a wholly-owned banking subsidiary and that subsidiary's subsequent liquidation.

     The maturities and weighted average yields of investment securities as of December 31, 1994 are as follows:

                                                                        MATURING
                                       ---------------------------------------------------------------------------
                                                           AFTER ONE BUT
                                          WITHIN ONE        WITHIN FIVE       AFTER FIVE BUT
                                             YEAR              YEARS         WITHIN TEN YEARS    AFTER TEN YEARS
                                       ----------------   ----------------   ----------------   ------------------
                                        AMOUNT    YIELD    AMOUNT    YIELD    AMOUNT    YIELD     AMOUNT     YIELD
                                       --------   -----   --------   -----   --------   -----   ----------   -----
                                                     (TAXABLE-EQUIVALENT BASIS/DOLLARS IN THOUSANDS)
AVAILABLE FOR SALE SECURITIES
U.S. Government obligations
  U.S. Treasury......................  $159,168    4.96%  $320,275   5.75 %  $    150   7.75 %  $    4,821   9.00 %
  U.S. Government agencies
    Collateralized mortgage
      obligations....................     2,890    5.27     35,310   6.01      35,556   6.16       251,328   6.43
    Mortgage-backed..................     4,409    6.36     54,226   6.98      36,166   7.78       721,882   5.68
    Other............................    56,264    5.66     89,739   5.24       5,243   6.94        60,676   6.65
                                       --------           --------           --------           ----------
    Total U.S. Government
      obligations....................   222,731    5.17    499,550   5.81      77,115   6.98     1,038,707   5.93
Obligations of states and political
  subdivisions.......................       100    6.73        356   7.29          --     --           103   9.35
Other stocks and securities
  Federal Reserve Bank and Federal
    Home Loan Bank stock.............        --      --         --     --          --     --        43,387   6.16
  Bonds, notes, and debentures.......       728    7.30      7,443   8.91         100   7.50            --     --
  Collateralized mortgage
    obligations......................        24   10.24      5,249   6.34      30,609   6.37        16,321   6.57
  Other..............................    28,201    5.99         35   5.50          --     --         5,138   8.31
                                       --------           --------           --------           ----------
    Total other stocks and
      securities.....................    28,953    6.02     12,727   7.83      30,709   6.37        64,846   6.43
                                       --------           --------           --------           ----------
    Total available for sale
      securities.....................  $251,784    5.27%  $512,633   5.86 %  $107,824   6.80 %  $1,103,656   5.96 %
                                       =========          =========          =========          ==========
HELD TO MATURITY SECURITIES
U.S. Government obligations
  U.S. Treasury......................  $  1,013    4.26%  $450,884   6.13 %  $     --     -- %  $       --     -- %
  U.S. Government agencies...........     1,550    5.39     53,371   4.73       7,499   6.34            29   7.14
                                       --------           --------           --------           ----------
    Total U.S. Government
      obligations....................     2,563    4.94    504,255   5.98       7,499   6.34            29   7.14
Obligations of states and political
  subdivisions.......................    39,494    9.94    108,831   9.32      80,016   9.15       290,242   9.18
Other................................        15    5.50         35   5.50          --     --           181   8.63
                                       --------           --------           --------           ----------
    Total held to maturity
      securities.....................  $ 42,072    9.63%  $613,121   6.57 %  $ 87,515   8.91 %  $  290,452   9.18 %
                                       =========          =========          =========          ==========

     The weighted average yields are calculated by dividing the sum of the individual security yield weights (effective yield times book value) by the total book value of the securities. The taxable-equivalent yield gives effect to the disallowance of interest expense for federal income tax purposes related to certain tax-exempt securities. The contractual maturities of mortgage-backed securities and collateralized mortgage obligations have not been adjusted for prepayments and generally represent obligations which are expected to have principal-weighted average lives of five years or less or are variable rate instruments.

     The amortized cost and fair value of debt securities at December 31, 1994 by contractual maturities are shown below. Expected maturities of mortgage-backed and related securities will differ from contractual maturities because some borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                               AVAILABLE FOR SALE               HELD TO MATURITY
                                           ---------------------------     ---------------------------
                                           AMORTIZED COST   FAIR VALUE     AMORTIZED COST   FAIR VALUE
                                           --------------   ----------     --------------   ----------
                                                             (DOLLARS IN THOUSANDS)
Maturing
  Within one year........................    $  223,584     $  222,226       $   42,072     $   42,462
  After one but within five years........       512,633        499,781          613,121        598,477
  After five but within ten years........       107,824        103,564           87,515         87,523
  After ten years........................     1,056,231      1,027,453          290,452        281,507
                                           --------------   ----------     --------------   ----------
                                              1,900,272      1,853,024        1,033,160      1,009,969
  Equity securities......................        75,625         75,960               --             --
                                           --------------   ----------     --------------   ----------
          Total..........................    $1,975,897     $1,928,984       $1,033,160     $1,009,969
                                           ============      =========     ============      =========

NOTE 5.  LOANS

     Loans are summarized as follows:

                                                                            DECEMBER 31,
                                                                      -------------------------
                                                                         1994           1993
                                                                      ----------     ----------
                                                                       (DOLLARS IN THOUSANDS)
Commercial, financial, and agricultural.............................  $1,364,729     $1,152,159
Real estate -- construction.........................................     225,591        160,633
Real estate -- mortgage
  Secured by 1-4 family residential.................................   2,035,290      1,495,878
  Other mortgage....................................................     990,779        875,112
Home equity.........................................................     140,305        117,475
Consumer
  Credit cards and other plans......................................     263,927        105,333
  Other consumer....................................................     919,618        746,752
Direct lease financing..............................................      40,342         25,914
                                                                      ----------     ----------
     Total loans....................................................  $5,980,581     $4,679,256
                                                                       =========      =========

     Nonperforming loans are summarized as follows:

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1994        1993
                                                                           -------     -------
                                                                               (DOLLARS IN
                                                                               THOUSANDS)
Nonaccrual loans.........................................................  $17,476     $18,846
Restructured loans.......................................................    1,564       8,778
                                                                           -------     -------
     Total...............................................................  $19,040     $27,624
                                                                           =======     =======

     Total interest earned on nonaccrual and restructured loans in 1994 and 1993 was $511,000 and $1.4 million, respectively. Interest income that would have been earned under the original terms of these loans in 1994 and 1993 was $1.5 million and $2.2 million, respectively. There were no significant outstanding commitments to lend additional funds related to the above restructured loans at December 31, 1994.

     Certain of the Corporation's bank subsidiaries, principally UPNB, have granted loans to the Corporation's directors, executive officers, and their affiliates. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risks of collectability. The aggregate dollar amount of these loans was $26.9 million and $33.1 million at December 31, 1994 and 1993, respectively. During 1994, $106.9 million of new loans and advances under credit lines were made to directors, executive officers, and their affiliates; repayments totaled approximately $103.8 million. Additionally, the balance at December 31, 1993 was reduced by $9.3 million for loans related to individuals who are no longer directors of the Corporation.

NOTE 6.  ALLOWANCE FOR LOSSES ON LOANS

     The changes in the allowance for losses on loans are summarized as follows:

                                                               1994         1993         1992
                                                             --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
Balance, January 1.........................................  $114,353     $ 89,827     $ 67,989
  Increases due to acquisitions............................     9,252       21,569       15,678
  Provision for losses on loans............................     3,636       16,558       27,182
  Recoveries of loans previously charged off...............    13,287       10,071       15,539
  Loans charged off........................................   (18,439)     (23,672)     (36,561)
                                                             --------     --------     --------
Balance, December 31.......................................  $122,089     $114,353     $ 89,827
                                                             ========     ========     ========

NOTE 7.  PREMISES AND EQUIPMENT, LEASED ASSETS, AND LEASE COMMITMENTS

     Premises and equipment are summarized as follows:

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1994         1993
                                                                         --------     --------
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
Land...................................................................  $ 42,143     $ 36,795
Buildings and improvements.............................................   154,070      130,911
Leasehold improvements.................................................    10,242        7,266
Equipment..............................................................   129,646      111,265
Construction in progress...............................................     3,316       16,660
                                                                         --------     --------
                                                                          339,417      302,897
Less accumulated depreciation and amortization.........................   135,281      113,817
                                                                         --------     --------
  Total premises and equipment.........................................  $204,136     $189,080
                                                                         ========     ========

     At December 31, 1994, the above amounts included properties, carried at the lower of cost or fair value, having a net book value of $6.8 million which were held for sale, principally branch locations identified for closure or divestiture in connection with the Corporation's restructuring plan (see Note
13).

     Rental expense, net of sublease rental income, under all operating leases totaled $7.9 million in 1994, $9.0 million in 1993, and $6.7 million in 1992. At December 31, 1994, minimum future rental commitments under noncancellable operating leases were as follows:

                                                                              OPERATING LEASES
                                                                           ----------------------
                                                                           (DOLLARS IN THOUSANDS)
1995.....................................................................         $  6,379
1996.....................................................................            4,953
1997.....................................................................            3,639
1998.....................................................................            2,883
1999.....................................................................            2,684
Later years..............................................................           10,874
                                                                                ----------
  Total minimum lease payments...........................................         $ 31,412
                                                                           =================

NOTE 8.  SHORT-TERM BORROWINGS

     Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, commercial paper, and other short-term borrowings. Federal funds purchased arise from the Corporation's market activity with its correspondent banks and generally mature in one business day. Securities sold under agreements to repurchase are secured by U.S. government and agency securities. Short-term borrowings are summarized as follows:

                                                                        DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1993         1992
                                                             --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
Year-end balance
  Federal funds purchased and securities sold under
     agreements to repurchase..............................  $411,789     $264,573     $313,466
  Commercial paper.........................................     2,951       10,941        8,325
  Other short-term borrowings..............................       431           23          185
                                                             --------     --------     --------
     Total short-term borrowings...........................  $415,171     $275,537     $321,976
                                                             ========     ========     ========
Federal funds purchased and securities sold under
  agreements to repurchase
  Daily average balance....................................  $466,905     $254,499     $244,626
  Weighted average interest rate...........................      4.25%        2.72%        3.16%
  Maximum outstanding at any month end.....................  $703,996     $338,176     $341,186
  Weighted average interest rate at December 31............      5.45%        2.84%        2.95%

NOTE 9.  FEDERAL HOME LOAN BANK ADVANCES AND LONG-TERM DEBT

FEDERAL HOME LOAN BANK (FHLB) ADVANCES

     The Corporation's banking and thrift subsidiaries had outstanding advances from the FHLB of $224.1 million and $192.8 million at December 31, 1994 and 1993, respectively, under Blanket Agreements for Advances and Security Agreements (the "Agreements"). The Agreements entitle the Corporation's subsidiaries to borrow funds from the FHLB to fund mortgage loan programs and to satisfy certain other funding needs. Of the amounts borrowed at December 31, 1994, $139 million were at variable rates and $85 million were at fixed rates with interest rates ranging from 4.13% to 9.00% and maturities ranging from 1995 to 2014. At December 31, 1994, FHLB advances that mature within one year, one to five years, and after five years were $31.9 million, $45.3 million, and $146.9 million, respectively. The value of collateral (primarily mortgage loans) under the Agreements generally must be 150% of the $224.1 million outstanding at December 31, 1994, and at that date the Corporation had an adequate amount of loans to satisfy collateral requirements. The Corporation entered into a $10 million ("notional amount") interest-rate swap to convert a portion of the FHLB advances from fixed-rate to floating-rate debt (see Note 17).

LONG-TERM DEBT

     The Corporation's long-term debt is summarized as follows:

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1994         1993
                                                                         --------     --------
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
6.25% Subordinated Notes due 2003....................................    $ 74,540     $ 74,479
8 1/2% Subordinated Notes due 2002...................................      40,250       40,250
Obligations under capital leases.....................................       1,818        2,294
Other long-term debt.................................................         240          356
                                                                         --------     --------
     Total long-term debt............................................    $116,848     $117,379
                                                                         ========     ========

     In October 1993, the Corporation effected a shelf registration of $150 million of the Corporation's subordinated debt securities. On November 2, 1993, the Corporation issued in a public offering thereunder $75 million of 6.25% Subordinated Capital Notes due 2003 (6.25% Notes) at 99.305%. Interest on the 6.25% Notes is payable semiannually on May 1 and November 1. The 6.25% Notes are not redeemable prior to maturity and will mature on November 1, 2003. The 6.25% Notes are subordinated to all present and future senior indebtedness of the Corporation and payment may be accelerated only in the case of the bankruptcy of the Corporation. The 6.25% Notes qualify as Tier 2 capital under regulatory risk-based capital guidelines. The Corporation also entered into an interest-rate swap agreement with a notional amount of $50 million to convert a portion of this fixed-rate debt to a floating LIBOR rate for two and one-half years.

     In October 1992, the Corporation completed a public offering of $40.25 million of 8 1/2% Subordinated Notes (8 1/2% Notes). The 8 1/2% Notes mature on October 1, 2002, and interest is payable quarterly. The 8 1/2% Notes are unsecured debt obligations of the Corporation and are subordinated in right of payment to all senior indebtedness of the Corporation. The Corporation, at its option, may redeem the 8 1/2% Notes on or after October 1, 1997, at par value plus accrued interest, upon 30 days notice. The Corporation is obligated to repay 100% of the principal amount plus accrued interest, up to an aggregate amount of $1 million, of 8 1/2% Notes tendered for prepayment by the personal representatives of deceased holders in any one year. The 8 1/2% Notes do not qualify for Tier 2 capital.

     The Corporation issued 10 1/8% Subordinated Capital Debentures (10 1/8% Debentures) in a public offering in 1989. In November 1993, the Corporation used approximately $39 million of the net proceeds of the 6.25% Notes to in-substance defease the 10 1/8% Debentures. Direct obligations of the U.S. Government were purchased and placed in an irrevocable trust which provides cash flows matching the principal and interest debt service requirements to retire the 10 1/8% Debentures on April 1, 1996. This transaction resulted in an extraordinary loss in the fourth quarter of 1993 of $5.2 million ($3.2 million net of taxes). At December 31, 1994 and 1993, the outstanding balance of the 10 1/8% Debentures totaled $34 million which is not reflected in the accompanying consolidated balance sheet.

     Annual principal repayment requirements for long-term debt for the years 1995 through 1999 are $613,000, $297,000, $633,000, $297,000, and $119,000,
respectively.

     The ability of the Corporation to service its long-term debt obligations is dependent upon the future profitability of its banking subsidiaries and their ability to pay dividends to the Corporation (see Note 12).

  Line of Credit

     In June 1993, the Corporation entered into an unsecured $25 million credit agreement which expires May 31, 1996. No borrowings were outstanding at December 31, 1994 and 1993. The line of credit is for working capital purposes and as a commercial paper backup. The credit agreement contains performance measurements and restrictive covenants relating to dividends, acquisitions, sale of assets, and indebtedness which the Corporation must meet. The Corporation's dividends are restricted to no more than 60% of consolidated net earnings for the preceding fiscal year. Accordingly, the Corporation will be required to obtain a waiver of the dividend restriction during 1995 and management expects that such a waiver will be granted.

NOTE 10.  SHAREHOLDERS' EQUITY

PREFERRED STOCK

     The Corporation's preferred stock is summarized as follows:

                                                                          DECEMBER 31,
                                                                      --------------------
                                                                       1994         1993
                                                                      -------     --------
                                                                          (DOLLARS IN
                                                                           THOUSANDS)
PREFERRED STOCK, WITHOUT PAR VALUE, 10,000,000 SHARES AUTHORIZED:
  CONVERTIBLE
  Series A Preferred Stock, 250,000 shares authorized,
     none issued....................................................  $    --     $     --
  Series B, $8.00 Nonredeemable, Cumulative, Convertible Preferred
     Stock (stated at liquidation value of $100 per share), 44,000 shares issued
     and outstanding................................................    4,400        4,400
  Series D, 9.5% Redeemable, Cumulative, Convertible Preferred Stock
     (stated at liquidation value of $20.50 per share), 253,655
     shares issued and outstanding..................................    5,200        5,200
  Series E, 8% Cumulative, Convertible Preferred Stock (stated at liquidation value of $25 per share), 3,107,922 shares issued
     and outstanding................................................   77,698       77,698
                                                                      -------     --------
          Total convertible preferred stock.........................   87,298       87,298
  NONCONVERTIBLE
  Series C, 10 3/8% Increasing Rate, Redeemable, Cumulative
     Preferred Stock (stated at liquidation value of $25 per share), no shares issued and outstanding at December 31, 1994; 690,000
     shares issued and outstanding at December 31, 1993.............       --       17,250
                                                                      -------     --------
          Total preferred stock.....................................  $87,298     $104,548
                                                                      =======     ========

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

SERIES B PREFERRED STOCK. The Corporation issued 44,000 shares of $8.00 Nonredeemable, Cumulative, Convertible Preferred Stock, Series B (Series B Preferred Stock), in a private transaction in connection with the acquisition of Steiner Bank in 1989. Such shares bear a dividend rate of $8.00 per share per annum; dividends are cumulative and are payable quarterly. The holders of shares of Series B Preferred Stock have the right, at their option, after November 30, 1994, to convert each share into 7.722 shares (339,768 shares in total) of the Corporation's Common Stock. As of December 31, 1994, no shares had been converted. The Series B Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Holders of Series B Preferred Stock have no voting rights except as may be required by law and in certain other limited circumstances.

SERIES D PREFERRED STOCK. In July 1992, in connection with the acquisition of Southeastern Bancshares, Inc. (see Note 2), the Corporation issued 253,655 shares of 9.5% Redeemable, Cumulative, Convertible Preferred Stock, Series D (Series D Preferred Stock) in a private offering. Such shares have no par value but have a stated value of $20.50 per share on which dividends accrue at 9.5% per annum. Dividends are cumulative and payable quarterly. Such shares have a liquidation preference of $20.50 per share plus unpaid dividends accrued thereon and, at the Corporation's option, with the prior approval of the Federal Reserve, are subject to redemption by the Corporation at any time and from time to time on or after July 1, 1995. At any time prior to redemption, each share of Series D

Preferred Stock is convertible at the option of the holder into one share of the Corporation's Common Stock. Holders of the Series D Preferred Stock have no voting rights except as may be required by law and in certain other limited circumstances. Management intends to call for redemption the Series D Preferred Stock on July 1, 1995. It is expected that the holders thereof would convert their Series D shares to shares of the Corporation's Common Stock unless the price of the Corporation's Common Stock falls below $20.50.

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

     On January 1, 1993, the Corporation acquired an additional 43.93% of BOET in exchange for 331,741 shares of the Corporation's Series E Preferred Stock. The Corporation acquired the remaining outstanding stock of BOET on May 3, 1993 in exchange for an additional 317,045 shares of Series E Preferred Stock. The Corporation also acquired Erin Bank & Trust Company in exchange for 259,736 shares of Series E Preferred Stock on June 1, 1993. See Note 2 for additional information regarding these acquisitions.

SERIES C PREFERRED STOCK. In August 1991, the Corporation completed a public offering of 690,000 shares of 10 3/8% Increasing Rate, Redeemable, Cumulative Preferred Stock, Series C (Series C Preferred Stock). Dividends were cumulative and payable quarterly at a rate of $.648 per quarter. On October 31, 1994, the Corporation redeemed all outstanding Series C Preferred Stock at $25 per share plus all dividends accrued and unpaid to that date.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

     The Dividend Reinvestment and Stock Purchase Plan (the Plan) authorizes the issuance of 1,000,000 shares, including an increase of 500,000 shares by the Corporation's Board of Directors on January 26, 1995, of authorized but previously unissued Common Stock to shareholders who choose to invest all or a portion of their cash dividends or make optional cash purchases. On certain investment dates, shares may be purchased with reinvested dividends and optional cash payments at a price of 95% and 100%, respectively, of their fair market value, without brokerage commissions. Shares issued under this Plan totaled 116,678, 68,188, and 93,407 shares in 1994, 1993, and 1992, respectively.

NOTE 11.  UNION PLANTERS CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                            CONDENSED BALANCE SHEET

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1994         1993
                                                                         --------     --------
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
ASSETS
  Noninterest-bearing cash in subsidiary bank..........................  $    990     $    799
  Demand note receivable from subsidiary bank..........................    84,932      101,356
  Advances to and receivable from subsidiaries.........................     5,981        2,955
  Investment securities available for sale.............................     1,854        1,324
  Investment in banking subsidiaries...................................   686,798      644,581
  Investment in savings and loan subsidiaries..........................    59,007       58,476
  Investment in nonbank subsidiaries...................................     7,139        2,817
  Premises and equipment...............................................     4,955          161
  Other assets.........................................................    23,476        6,322
                                                                         --------     --------
     TOTAL ASSETS......................................................  $875,132     $818,791
                                                                         ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Commercial paper.....................................................  $  2,951     $ 10,941
  Long-term debt.......................................................   114,790      114,729
  Loans from and payables to subsidiary banks..........................    13,695          362
  Other liabilities....................................................    12,989       10,757
  Shareholders' equity.................................................   730,707      682,002
                                                                         --------     --------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........................  $875,132     $818,791
                                                                         ========     ========

                        CONDENSED STATEMENT OF EARNINGS

                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1993         1992
                                                             --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
INCOME
  Dividends from bank subsidiaries (Note 12)...............  $145,950     $ 25,893     $ 20,656
  Dividends from savings and loan subsidiaries.............    18,594        2,199           --
  Management fees from subsidiaries........................    18,508        7,198        5,902
  Interest from subsidiaries...............................     3,913        1,358        1,523
  Interest and dividends on investments, loans, and
     interest-bearing deposits.............................        29           62          279
  Investment securities gains (losses).....................       (71)          --           38
  Other income.............................................     1,634        1,283           43
                                                             --------     --------     --------
     Total income..........................................   188,557       37,993       28,441
                                                             --------     --------     --------
EXPENSES
  Interest expense
     Short-term borrowings.................................       159          235          334
     Long-term debt........................................     8,503        7,447        4,504
  Salaries and employee benefits...........................    11,185        6,029        4,973
  Occupancy and equipment expense..........................     4,947          924          851
  Legal fees and provision for litigation settlements......     1,092          321        3,924
  Other expense............................................    11,155        4,439        3,055
                                                             --------     --------     --------
     Total expenses........................................    37,041       19,395       17,641
                                                             --------     --------     --------
     EARNINGS BEFORE INCOME TAXES, EXTRAORDINARY ITEM,
       ACCOUNTING CHANGES, AND EQUITY IN UNDISTRIBUTED
       EARNINGS OF SUBSIDIARIES............................   151,516       18,598       10,800
Tax benefit................................................    (4,847)      (4,092)      (2,271)
                                                             --------     --------     --------
     EARNINGS BEFORE EXTRAORDINARY ITEM, ACCOUNTING
       CHANGES, AND EQUITY IN UNDISTRIBUTED EARNINGS OF
       SUBSIDIARIES........................................   156,363       22,690       13,071
Extraordinary item-defeasance of debt, net of taxes........        --       (3,206)          --
Accounting changes, net of taxes...........................        --        2,479           --
                                                             --------     --------     --------
     EARNINGS BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF
       SUBSIDIARIES........................................   156,363       21,963       13,071
Equity in undistributed earnings of subsidiaries...........   (97,755)      70,589       50,179
                                                             --------     --------     --------
     NET EARNINGS..........................................  $ 58,608     $ 92,552     $ 63,250
                                                             ========     ========     ========

NOTE 11. UNION PLANTERS CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION (CONTINUED)
                       CONDENSED STATEMENT OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31,
                                                            -----------------------------------
                                                              1994          1993         1992
                                                            ---------     --------     --------
                                                                  (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
  Net earnings............................................  $  58,608     $ 92,552     $ 63,250
  Equity in undistributed (earnings) of subsidiaries......     97,755      (70,589)     (50,179)
  Cumulative effect of accounting changes.................         --       (2,479)          --
  Provision for deferred income taxes.....................        239       (1,898)          --
  Other, net..............................................    (15,133)       3,908        3,268
                                                            ---------     --------     --------
     Net cash provided by operating activities............    141,469       21,494       16,339
                                                            ---------     --------     --------
INVESTING ACTIVITIES
  Net decrease in short-term investments..................         --           --       15,000
  Proceeds from sales of available for sale securities....        197          123        4,710
  Net increase in investment in and receivables from
     subsidiaries.........................................   (119,921)     (16,916)     (48,624)
  Purchases of premises and equipment.....................     (5,156)          --         (211)
                                                            ---------     --------     --------
     Net cash used in investing activities................   (124,880)     (16,793)     (29,125)
                                                            ---------     --------     --------
FINANCING ACTIVITIES
  Net (decrease) increase in commercial paper.............     (7,990)       2,616       (3,141)
  Proceeds from issuance of long-term debt, net...........         --       73,641       38,850
  Repayment and defeasance of long-term debt..............         --      (34,042)      (4,121)
  Net proceeds from loans and payables to subsidiaries....     13,333           --       (1,947)
  Proceeds from issuance of preferred stock, net..........         --           --       52,350
  Redemption of preferred stock...........................    (17,250)          --           --
  Proceeds from issuance of common stock, net.............     11,245       19,611        7,673
  Purchases and retirement of common stock, net...........     (3,164)      (1,786)      (4,311)
  Cash dividends paid.....................................    (28,996)     (21,180)     (15,315)
                                                            ---------     --------     --------
     Net cash (used) provided by financing activities.....    (32,822)      38,860       70,038
                                                            ---------     --------     --------
Net (decrease) increase in cash and cash equivalents......    (16,233)      43,561       57,252
Cash and cash equivalents at the beginning of the year....    102,155       58,594        1,342
                                                            ---------     --------     --------
Cash and cash equivalents at the end of the year..........  $  85,922     $102,155     $ 58,594
                                                            =========     ========     ========

- ---------------

Noncash Investing Activities. See Note 2 regarding acquisitions in 1994, 1993, and 1992.

NOTE 12.  RESTRICTIONS ON DIVIDENDS AND LOANS FROM SUBSIDIARIES

     The amount of dividends which the Corporation's subsidiaries may pay is limited by applicable laws and regulations. For the subsidiary national banks, prior regulatory approval is required if dividends declared in any year would exceed net earnings of the current year (as defined under the National Bank Act) plus retained net profits for the preceding two years. The payment of dividends by state-chartered bank subsidiaries is regulated by applicable laws in Alabama, Arkansas, Louisiana, Mississippi, Kentucky, and Tennessee and the regulations of the Federal Deposit Insurance Corporation (FDIC). The payment of dividends by savings and loan subsidiaries is subject to the regulations of the Office of Thrift Supervision (OTS).

     The Corporation has adopted for its state-chartered bank subsidiaries internal dividend policies that have received approval from the various state banking commissioners, subject to restrictions. The current policy for Alabama, Arkansas, and Mississippi subsidiary banks requires a minimum ratio of 7% tangible equity capital (equity less goodwill and other intangibles) to tangible assets and paying dividends only equal to the excess without prior approval. The internal policy adopted for Tennessee banks requires a 6% tangible equity capital to tangible assets ratio and a 7% tangible primary capital (tangible equity plus the allowance for losses on loans) to tangible assets ratio be maintained by the subsidiaries. The policy approved for the Corporation's Kentucky operations is the same as for Tennessee except that Kentucky requires the use of Tier 1 capital instead of tangible equity and average quarterly assets instead of period end assets. The Corporation has not received from Louisiana approval of its internal policy.

     At January 1, 1995, the banking subsidiaries could have paid dividends to the Corporation aggregating $22 million without prior regulatory approval. Future dividends will be dependent on the level of earnings of the subsidiary financial institutions.

     UPNB requested permission and received approval in 1994 to pay a special dividend in connection with the reorganization of UPNB into five separately chartered banks (Note 2). The special dividend of $98 million was paid on July 1, 1994. This dividend substantially reduced the amounts available to the Corporation as dividends from the Corporation's subsidiaries without obtaining prior regulatory approval.

     The Corporation's banking subsidiaries are limited by federal law in the amount of credit which they may extend to their nonbank affiliates, including the Corporation. Loans to a single nonbank affiliate may not exceed 10%, and loans to all nonbank affiliates may not exceed 20% of an individual bank's net assets plus its allowance for losses on loans. Such loans must be collateralized by assets having market values of 100% to 130% of the loan amount depending on the nature of the collateral. The law imposes no restrictions upon extensions of credit between FDIC-insured banks which are wholly-owned subsidiaries of the Corporation.

NOTE 13.  RESTRUCTURING AND MERGER RELATED CHARGES

RESTRUCTURING CHARGES

     In the fourth quarter of 1994, the Corporation adopted and began implementation of a specific formal restructuring plan to improve operating efficiencies and profitability throughout the Corporation. The plan provides for the reduction of the number of employees in all subsidiaries of the Corporation through specific voluntary and involuntary separation plans, the closure or divestiture of certain branches of the banking subsidiaries, and the consolidation of certain of the Corporation's subsidiary banks and branches operating in the same or adjacent geographic locations. Management engaged a nationally recognized consulting firm in 1994 to assist in identifying performance improvement opportunities and to assist in restructuring branch operations. The Corporation incurred fees and expenses of approximately $2.2 million in 1994 related to the services provided by the consulting firm.

     The Corporation's plan includes a reduction in total staff of approximately 20% throughout its six-state operating region. These reductions will come from all levels and functions of the Corporation. The voluntary early retirement and voluntary separation plans were offered to eligible employees during the fourth quarter of 1994. Three hundred eighty-eight eligible employees elected by mid-December to accept these plans resulting in charges of $12.5 million. Additional reductions of approximately 600 employees will be achieved through attrition, changes in systems and work procedures, job consolidation, branch divestitures, and other specific reductions. These reductions will be facilitated by an involuntary separation plan which the Corporation communicated to all employees in connection with the offering of the voluntary plans discussed above. A charge of $3.8 million was recorded for expected involuntary separations in connection with the plan. All amounts accrued are expected to be paid out by mid-1995 for the voluntary plans and by the end of 1995 for the involuntary plan.

     The Corporation also identified 38 branch locations for closure or divestiture. These branch closings and divestitures are expected to be completed in 1995 barring any unforeseen regulatory restrictions. Charges associated with these divestitures totaled $10.5 million in 1994.

     The following table provides a reconciliation of the restructuring charges and the remaining liabilities and reserves at December 31, 1994:

                                                                RESTRUCTURING RESERVES
                                                   ------------------------------------------------
                                                   EMPLOYEE         ASSET
                                                   SEVERANCE     WRITE-DOWNS     OTHER       TOTAL
                                                   ---------     -----------     ------     -------
                                                                (DOLLARS IN THOUSANDS)
Restructuring charge.............................   $16,262(a)     $10,478       $2,189     $28,929
Less: Cash payments..............................    (3,830)            --         (835)     (4,665)
      Noncash items..............................        --         (1,144)          --      (1,144)
                                                   ---------     -----------     ------     -------
Balance at December 31, 1994.....................   $12,432        $ 9,334       $1,354     $23,120
                                                   ========      ==========      ======     =======

- ---------------

(a) Includes special termination medical benefits of approximately $2.6 million reserved for eligible employees under the voluntary early retirement plan.

MERGER RELATED CHARGES

     Incidental to the acquisition of GSSC and several other acquisitions during 1994, the Corporation incurred certain expenses related to the mergers totaling approximately $14.9 million. These expenses included legal and accounting fees, financial advisory services, employment contract payments, postretirement and postemployment benefit expense related to the employees of entities which were acquired in transactions accounted for as poolings of interests and who were given credit for prior service, costs for write-down of data processing equipment and cancellation of vendor contracts, printing, finders fees, expenses related to employee benefit plans of acquired entities, and other merger related expenses.

NOTE 14.  OTHER NONINTEREST INCOME AND EXPENSE

     The major components of other noninterest income and expense are summarized as follows:

                                                                   YEARS ENDED DECEMBER 31,
                                                               --------------------------------
                                                                 1994        1993        1992
                                                               --------    --------    --------
                                                                    (DOLLARS IN THOUSANDS)
OTHER NONINTEREST INCOME
  Credit life insurance commissions..........................  $  4,221    $  3,906    $  3,342
  Customer ATM usage fees....................................     2,719       1,580         965
  Litigation settlement......................................     2,200          --          --
  VSIBG partnership earnings.................................     1,819       3,652       3,920
  Brokerage fee income.......................................     1,356       1,520       1,288
  Sale of servicing..........................................       854       1,035         639
  Gain on troubled debt restructuring........................        --         901       3,513
  Other......................................................    15,388      18,173      12,178
                                                               --------    --------    --------
     Total other noninterest income..........................  $ 28,557    $ 30,767    $ 25,845
                                                               ========    ========    ========
OTHER NONINTEREST EXPENSE
  Restructuring and other merger-related expenses(a)
     Salaries and benefits...................................  $ 16,262    $     --    $     --
     Consultant fees.........................................     2,189          --          --
     Asset writedowns........................................    10,478          --          --
     Other merger related expenses...........................    14,862       2,113          --
  FDIC insurance assessments.................................    18,466      17,879      13,477
  Consumer loan marketing program............................    14,446          --          --
  Advertising and promotion..................................    10,959       8,838       7,134
  Stationery and supplies....................................    10,101       8,080       5,975
  Postage and other carrier..................................     9,194       7,868       6,060
  Amortization of goodwill and other intangibles.............     6,684       8,270       6,216
  Other contracted services..................................     6,639       6,787       5,381
  Communications.............................................     6,377       5,845       4,696
  Legal fees.................................................     5,163       3,269       7,241
  Other personnel services...................................     3,993       2,504       2,118
  Dues, subscriptions, and contributions.....................     3,808       3,632       2,751
  Merchant credit card charges...............................     3,568       4,611       3,929
  Audit fees.................................................     3,467       2,374       1,244
  Taxes other than income taxes..............................     3,407       3,231       2,243
  Brokerage and clearing fees................................     2,969       4,414       4,009
  Insurance..................................................     2,594       2,020       1,768
  Miscellaneous charge-offs..................................     2,498       1,520       1,300
  Travel.....................................................     2,232       2,284       1,827
  Amortization and write-offs of mortgage servicing
     rights(b)...............................................     2,101       3,364      11,104
  Federal Reserve fees.......................................     1,671       1,740       1,733
  Consultant fees............................................     1,358         876         871
  Other real estate expense..................................       774       3,588       4,744
  Provisions for litigation settlements......................        --         500       9,450
  Provisions for abandoned property..........................        --          --       5,200
  Provisions for conversion of data processing systems(c)....        --       4,424          --
  Other......................................................    19,512      11,925      13,992
                                                               --------    --------    --------
     Total other noninterest expense.........................  $185,772    $121,956    $124,463
                                                               ========    ========    ========

- ---------------

(a) See Note 13.

(b) 1992 includes $8.2 million of accelerated amortization of purchased mortgage servicing rights due to accelerated prepayments of the underlying mortgage loans.

(c) During 1993, the Corporation entered into a contract for conversion of the software systems used by its subsidiaries to a common system. A provision of $4.4 million was recorded for the write-off of existing systems contracts as well as conversion costs.

NOTE 15.  EMPLOYEE BENEFIT PLANS

401(K) RETIREMENT SAVINGS PLAN. The Corporation's 401(k) Retirement Savings Plan (401(k) Plan) is available to employees having one or more years of service who work in excess of 1,000 hours a year. Employees may voluntarily contribute 1 to 16 percent of their gross compensation on a pretax basis up to a maximum of $9,240 in 1994, subject to certain Internal Revenue Service restrictions (amount may change from year to year based on the cost of living index), and the Corporation makes a matching contribution of 50 to 100 percent of the amounts contributed by the employee depending upon his or her eligible years of service. The Corporation's matching contribution is limited to employee contributions of up to 6% of their compensation. The Corporation's Flexible Benefit Plan allows employees to allocate a portion of their available benefit dollars to the 401(k) Plan as additional employer contributions. The Corporation's contributions to the 401(k) Plan for 1994, 1993, and 1992 were $2.0 million, $1.8 million, and $1.6 million, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST. The Employee Stock Ownership Plan and Trust (ESOP) is noncontributory and covers employees having one or more years of service who work in excess of 1,000 hours a year. The amounts of contributions to the ESOP are determined annually at the discretion of the Board of Directors and were $2 million, $2 million, and $1.6 million for 1994, 1993, and 1992, respectively. At December 31, 1994, the ESOP held 1,134,390 shares of the Corporation's Common Stock, all of which were allocated to participants.

STOCK INCENTIVE PLANS. Certain employees and directors of the Corporation and its subsidiaries are eligible to receive options or restricted stock grants under the 1992 Stock Incentive Plan (1992 Plan). A maximum of 1,600,000 shares of the Corporation's Common Stock may be issued through the exercise of nonstatutory or incentive stock options and as restricted stock awards. The option price is the fair market value of the Corporation's shares at the date of grant. Options granted generally become exercisable in installments of 20% to 33 1/3% each year beginning one year from date of grant. The 1992 Plan replaced the 1983 Stock Incentive Plan which had essentially the same provisions as the 1992 Plan. The 1983 Plan expired March 9, 1993; however, options issued through that date continue to be outstanding and exercisable under the terms of the grants. Additional information, with respect to the number of shares of the Corporation's Common Stock which are subject to stock options issued under the 1983 and 1992 Plans, is as follows:

                                                                         YEARS ENDED DECEMBER
                                                                                  31,
                                                                         ---------------------
                                                                           1994         1993
                                                                         --------     --------
Options
  Outstanding, beginning of year.......................................   587,610      479,419
  Granted..............................................................   243,172      287,532
  Exercised............................................................  (190,628)    (165,104)
  Canceled or surrendered..............................................   (30,122)     (14,237)
                                                                         --------     --------
  Outstanding, end of year.............................................   610,032      587,610
                                                                         ========     ========
Options becoming exercisable during the year...........................   182,344      237,730
                                                                         ========     ========
Options exercisable at end of year.....................................   412,142      432,310
                                                                         ========     ========

     Exercise prices ranged from $6.88 to $28.13 in 1994 and from $6.88 to $28.00 in 1993.

     Prior to its acquisition, BNF had options to acquire 121,487 shares of its common stock outstanding at December 31, 1993. The options for employees were granted in 1986 and 1992 under two separate plans and options for directors were granted under a single plan in 1992. Exercise prices ranged from $6.35 to $11.79 during 1993. During 1994, 71,737 options were exercised prior to the consummation of the merger. The remaining 49,750 options of BNF were converted to 53,627 equivalent options to acquire shares of Common Stock of the Corporation as part of the acquisition at exercise prices ranging from $6.35 to $11.79. Subsequent to the acquisition, options were exercised to acquire 3,100 shares.

     Prior to its acquisition, GSSC had options outstanding and exercisable which were issued in February, 1993 and December, 1994 in connection with a three-year incentive compensation plan to eligible executive officers at exercise prices ranging from $22.375 to $29.875. Incidental to the acquisition, these options were converted to 97,319 equivalent options to acquire shares of the Corporation's Common Stock as part of the acquisition at exercise prices ranging from $15.40 to $20.56.

RETIREE HEALTH CARE AND LIFE INSURANCE. The Corporation provides certain health care and life insurance benefits to retired employees who had completed twenty years of unbroken full-time service immediately prior to retirement and who have attained age 60 or more. Health care benefits are provided partially through an insurance company (for retirees age 65 or more) and partially through direct payment of claims. Prior to January 1, 1993, health care premiums and claims and life insurance benefits ($2,500 per claim) were recognized as expense when paid. In 1992, retiree health care and life insurance costs were $390,000.

     Effective January 1, 1993, the Corporation adopted SFAS No. 106 which requires that retiree health care and life insurance benefits be charged to expense during the years in which the employee renders service. The Corporation elected to recognize the accumulated benefit obligation in the first quarter of 1993 which approximated $8.3 million ($5.1 million after tax).

     The following table reflects the Corporation's net periodic postretirement benefit costs for 1994 and 1993 which were determined assuming a discount rate of 7% for 1994 and 8% for 1993 and an expected return on plan assets of 5%:

                                                                             DECEMBER 31,
                                                                          -------------------
                                                                          1994          1993
                                                                          -----         -----
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
Service cost........................................................      $ 198         $ 170
Interest cost of accumulated postretirement benefit obligation......        713           682
Amortization of unrecognized net loss...............................         84            --
Return on Plan assets...............................................       (286)         (220)
                                                                          -----         -----
          Total.....................................................      $ 709         $ 632
                                                                          =====         =====

     The following table sets forth the Plans' funded status and the amounts reported in the Corporation's consolidated balance sheet:

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1994        1993
                                                                           -------     -------
                                                                               (DOLLARS IN
                                                                               THOUSANDS)
Fair value of Plan assets................................................  $ 9,114     $ 5,757
                                                                           -------     -------
Accumulated postretirement benefit obligation (APBO):
  Retirees...............................................................   10,524       7,061
  Fully eligible plan participants.......................................      160         181
  Other active plan participants.........................................    2,810       3,357
                                                                           -------     -------
          Total APBO.....................................................   13,494      10,599
                                                                           -------     -------
          APBO in excess of Plan assets..................................  $(4,380)    $(4,842)
                                                                           =======     =======
Reconciliation of fund's status to reported amounts:
  Accrued liability included in balance sheet, including unfunded portion
     of transition obligation............................................  $(4,477)    $(3,190)
  Unrecognized net gain (loss)...........................................       97      (1,652)
                                                                           -------     -------
          APBO in excess of Plan assets..................................  $(4,380)    $(4,842)
                                                                           =======     =======

     The assumed discount rate used to measure the APBO was 8% at December 31, 1994 and 7% at December 31, 1993. The weighted average health care cost trend rate in 1994 was 12%, gradually declining to an ultimate projected rate in 2001 of 5%. A one percentage point increase in the assumed health care cost trend rates for each future year would increase the aggregate of the service and interest cost components of the 1994 net periodic postretirement benefit cost by $96,000 and would have increased the APBO as of December 31, 1994 by $788,000.

     The Corporation has established a Voluntary Employees' Beneficiary Association Trust (VEBA) and through December 31, 1994, had made contributions into the VEBA of $9.0 million, the maximum amount deductible for federal income tax purposes. The VEBA is expected to earn 5% on trust assets consisting of short-term tax-free municipal securities. Additional contributions will be made to the VEBA by the Corporation annually which will be the source of funding for future postretirement benefits.

POSTEMPLOYMENT BENEFITS. The Corporation also adopted SFAS No. 112 as of January 1, 1993, which requires that such costs be charged to expense over the employees' relevant service period. The Corporation's analysis determined this liability to be $1.3 million ($807,000 net of tax benefit) at January 1, 1993, consisting primarily of postemployment medical claims and related administrative expenses in excess of expected premiums to be paid by employees. The liability amount was adjusted to $600,000 at December 31, 1993 and to $300,000 at December 31, 1994, due to a significant decrease in claims. The liability amount will be reviewed annually and adjusted as management should deem necessary based on actual experience. Annual expenses for these benefits are not expected to vary significantly from the amounts which have previously been expensed as incurred.

ACQUIRED INSTITUTIONS. Certain of the financial institutions acquired have sponsored various employee benefit and retirement plans which were terminated at acquisition. Such plans have been or are in the process of being liquidated and the employees now participate in the Corporation's benefit and retirement plans. Any liabilities related to the liquidation of the plans have been recorded at December 31, 1994.

NOTE 16.  INCOME TAXES

     The components of income tax expense are as follows:

                                                                     YEARS ENDED DECEMBER 31,
                                                                    ---------------------------
                                                                     1994      1993      1992
                                                                    -------   -------   -------
                                                                       (DOLLARS IN THOUSANDS)
Current tax expense
  Federal.........................................................  $12,994   $30,821   $28,763
  State...........................................................    2,534     6,534     5,303
                                                                    -------   -------   -------
     Total current tax expense....................................   15,528    37,355    34,066
                                                                    -------   -------   -------
Deferred tax expense (benefit)
  Federal.........................................................    4,280   (12,911)  (10,230)
  State...........................................................      953    (4,397)       25
                                                                    -------   -------   -------
     Total deferred tax expense (benefit).........................    5,233   (17,308)  (10,205)
                                                                    -------   -------   -------
          Total income tax expense................................  $20,761   $20,047   $23,861
                                                                    =======   =======   =======

     For 1993, income tax expense (benefit) included in the financial statements is summarized as follows (Dollars in thousands):

    Applicable income taxes....................................................  $37,420
    Tax benefit related to extraordinary item..................................   (2,040)
    Tax benefit related to the cumulative effect of changes in accounting methods..................................................................  (15,333)
                                                                                 -------
              Total income tax expense.........................................  $20,047
                                                                                 =======

     Deferred tax assets/liabilities are comprised of the following:

                                                                           AS OF DECEMBER 31,
                                                                           -------------------
                                                                            1994        1993
                                                                           -------     -------
                                                                               (DOLLARS IN
                                                                               THOUSANDS)
Deferred tax assets
  Losses on loans and other real estate..................................  $41,104     $39,946
  Provisions for litigation settlements..................................      602       1,349
  Postretirement and postemployment benefits.............................    1,329       1,478
  Amortization of intangibles............................................    2,171       1,547
  Net operating loss carryforwards for tax purposes......................    2,241       2,352
  Depreciation...........................................................    1,678       3,129
  Deferred compensation plans............................................    5,030       3,495
  Debt defeasance........................................................    1,130       2,023
  Unrealized loss on securities..........................................   18,385          --
  Restructuring costs....................................................    4,932          --
  Other deferred items...................................................   11,907       6,160
                                                                           -------     -------
          Total deferred tax assets......................................   90,509      61,479
                                                                           -------     -------
Deferred tax liabilities
  Book over tax basis in purchased loans.................................    6,849       9,950
  Stock basis difference.................................................    1,937       1,649
  Prepaid expenses.......................................................    2,679         411
  Other deferred items...................................................    9,858       1,122
                                                                           -------     -------
          Total deferred tax liabilities.................................   21,323      13,132
                                                                           -------     -------
          Net deferred tax asset.........................................  $69,186     $48,347
                                                                           =======     =======

     The change in the deferred tax asset during the year is a result of the adoption of SFAS No. 115, which created a deferred tax asset of $18.4 million (see Note 1); the addition of deferred tax assets of acquired companies; and current period deferred tax expense of $5,233,000. The realization of a portion of the deferred tax asset is based upon management's conclusion that future operating profits will generate sufficient taxable income to utilize the related deductions and loss carryforwards. Net operating loss carryforwards of approximately $6.3 million are available to offset future taxable income, subject to certain statutory limitations, and expire in the years 2001 to 2006.

     Income tax expense as a percentage of earnings before income taxes is reconciled with the statutory federal income tax rate of 35% for 1994 and 1993 and 34% for 1992 as follows:

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1994         1993        1992
                                                              --------     --------     -------
                                                                    (DOLLARS IN THOUSANDS)
Computed "expected" tax.....................................  $ 27,779     $ 44,590     $29,618
State income taxes, net of federal tax benefit..............     2,267        4,370       3,516
Tax-exempt interest, net....................................   (11,410)     (11,368)     (7,958)
Amortization of goodwill....................................     1,532        1,466       1,711
Alternative minimum tax provision (credit) in excess of
  regular tax...............................................        --           --        (914)
Other, net..................................................       593       (1,638)     (2,112)
                                                              --------     --------     -------
          Applicable income tax.............................  $ 20,761     $ 37,420     $23,861
                                                              ========     ========     =======

     Income tax expense (benefit) applicable to securities transactions was ($7.1) million for 1994, $1.8 million for 1993, and $5.5 million for 1992.

     Retained earnings at December 31, 1994 and 1993 includes approximately $7,450,000 representing bad debt deductions of thrifts for which no deferred taxes have been provided. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on this amount was approximately $2,790,000 at December 31, 1994 and 1993.

     Effective January 1, 1993, the Corporation adopted SFAS No. 109. The cumulative tax effect of this change in accounting method increased net earnings $11.7 million in 1993. Reference is made to Note 1 for further discussion of accounting changes.

NOTE 17.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     In the normal course of business, the Corporation becomes a party to various types of financial instruments in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These instruments involve, to varying degrees, elements of credit and interest rate risk which are not reflected in the accompanying consolidated financial statements. For these instruments, the exposure to credit loss is limited to the contractual amount of the instrument. The Corporation follows the same credit policies in making commitments and contractual obligations as it does for on-balance-sheet instruments. The following table presents the contractual amounts of these types of instruments.

                                                                            CONTRACT AMOUNT
                                                                             DECEMBER 31,
                                                                          -------------------
                                                                          1994           1993
                                                                          ----           ----
                                                                         (DOLLARS IN MILLIONS)
FINANCIAL INSTRUMENTS WHOSE CONTRACT AMOUNTS REPRESENT CREDIT RISK
     Commitments to extend credit (excluding credit card plans).........  $906           $642
     Commitments to extend credit under credit card plans...............   975            207
     Standby, commercial, and similar letters of credit.................    65             51

     Commitments to extend credit are legally binding agreements to lend to customers for specific purposes, at stipulated rates, with fixed expiration and review dates if the conditions in the agreement are met, and may require payment of a fee. Since many of the commitments normally expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral held, if any, varies but may include accounts receivable, inventory, property, plant and equipment, income producing properties, or securities. Loan commitments having an original maturity of one year or less or which are unconditionally cancelable totaled $1.7 billion and loan commitments having a maturity over one year which are not cancelable totaled $168 million.

     Letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation in some cases holds various types of collateral to support those commitments for which collateral is deemed necessary. The outstanding letters of credit expire between 1995 and 2004.

     Other off-balance-sheet instruments entered into are forward contracts, interest-rate swap agreements, and commitments to purchase or sell when-issued securities. The following table presents the notional amounts of these types of instruments.

                                                                            NOTIONAL AMOUNT
                                                                             DECEMBER 31,
                                                                          -------------------
                                                                          1994           1993
                                                                          ----           ----
                                                                         (DOLLARS IN MILLIONS)
FINANCIAL INSTRUMENTS WHOSE NOTIONAL CONTRACT AMOUNTS EXCEED THE AMOUNTS
  OF ACTUAL CREDIT RISK
     Forward contracts..................................................  $ 28           $ 38
     Interest-rate swap agreements......................................   310            316
     When-issued securities
       Commitments to sell..............................................    41             56
       Commitments to purchase..........................................    33             87

     Forward contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of the counterparties to meet the terms of their contracts and from market movements in securities values and interest rates. The Corporation as seller utilizes short-term forward commitments to deliver mortgages to protect the Corporation against rate changes which could impact the value of mortgage originations to be securitized or otherwise sold to investors. Such commitments to deliver mortgages generally have maturities of 90 days or less.

     An interest-rate swap generally involves the exchange of floating for fixed-rate interest payment streams on a specified notional principal amount for an agreed upon period of time without the exchange of the underlying principal amounts. Notional principal amounts often are used to express the volume of these transactions, however the amounts potentially subject to credit risk would be much smaller. The Corporation's credit risk involves the possible default of the counterparty.

     The Corporation has a policy for its use of derivative products for purposes other than trading, including interest-rate swaps, which has been approved and is monitored by the Funds Management Committee and the Board of Directors. The policy establishes individual positions for derivative products not to exceed $100 million notional amount and that open positions in the aggregate shall not exceed 10% of consolidated total assets. Any exceptions to the policy must be approved by the Board of Directors. The open positions are reviewed monthly by the Funds Management Committee to monitor compliance with established policies. As of December 31, 1994, there are no positions which would be regarded as an exception under the Corporation's policy.

     The Corporation entered into the following interest-rate swap agreements to synthetically alter the repricing and maturity characteristics of certain on-balance sheet assets and liabilities. The Corporation receives fixed-rate payments and pays variable-rate payments. The interest-rate swaps were intended to convert specific assets (loans and investment securities) from floating-rate to fixed-rate instruments and to convert certain long-term debt from a fixed-rate to a floating-rate. The Corporation is the end-user on all interest-rate swaps and does not act as a dealer in these instruments. A summary of the Corporation's interest-rate swaps at December 31, 1994 follows:

                                                   CURRENT RATES(a)                      1994
                                                  -------------------                YEAR-TO-DATE
                                    NOTIONAL      VARIABLE    FIXED                  NET INTEREST   UNREALIZED
                                     AMOUNT         RATE       RATE     MATURITY        INCOME         GAIN
   BALANCE SHEET INSTRUMENTS      -------------     PAID     RECEIVED     DATE          IMPACT        (LOSS)
- --------------------------------                  --------   --------   --------     ------------   ----------
                                  (IN MILLIONS)                                            (IN MILLIONS)
Loans(b)........................      $ 150         5.50%      5.22%    1/96-99 (c)      $1.1         $(14.2)
Securities......................        100         6.66       4.44     6/95              (.1)            --(d)
Long-term debt debentures.......         50         6.04       4.46     5/96              (.1)          (2.1)
Long-term debt FHLB advances....         10         6.38       9.13     3/98               .5             .3
                                     ------                                             -----       ----------
          Total.................      $ 310                                              $1.4         $(16.0)
                                  ==========                                         =========      ========

- ---------------

(a)  The variable rates paid are tied to the three-month LIBOR rate for the loans and the FHLB advance swaps and the six- month LIBOR rate for the investment securities and the debentures swaps. The next repricing dates for the variable rates paid for the loans, long-term debt debentures, and long-term debt FHLB advances are January
     1995, May 1995, and March 1995, respectively. The securities swap will not reprice prior to maturity. These variable rates may change significantly in the future due to changes in the financial markets and interest rates.

(b)  The loan interest-rate swap was entered into to reduce the volatility of net interest income. At the time the swap was executed, management reduced the risk associated with stable or further declining interest rates and the resultant impact on net interest income.

(c)  This interest-rate swap's amortization period may change quarterly based on changes in the underlying index rate. If the index rate should be less than or equal to 5.3125% on January 5, 1996, the swap would terminate on that date. If the index rate should remain at the current rate (6.25% as of January 26, 1995) through
     January 5, 1996 and thereafter, the swap would mature at a rate of $26 million each quarter beginning July 5,
     1996 through April 7, 1997. The swap maturity has the potential to extend to January 1999 in the event the index rate should be equal to or exceed 8.3125% on January 5, 1996 and for the remainder of the term of the swap.

(d)  Management sold the securities related to this interest-rate swap in January 1995 (see Note 4). At December
     31, 1994, the Corporation recognized a $1.1 million loss on this interest-rate swap.

     When-issued securities are commitments to either purchase or sell securities when, as and if they are issued. The trades are contingent upon the actual issuance of the security. These transactions represent conditional commitments made by the Corporation and risk arises from the possible inability of the counterparties to meet the terms of their contracts and from market movements in securities values and interest rates.

     In the normal course of business, the Corporation sells mortgage loans and makes certain limited representations and warranties to the purchaser. Management does not expect any significant losses to arise from these representations and warranties which are normally given in the business.

CONCENTRATIONS OF CREDIT RISK. Through its subsidiary banks in Tennessee, Mississippi, Arkansas, Louisiana, Alabama, and Kentucky, the Corporation grants commercial, agricultural, residential, and consumer loans to customers throughout those states. The amount and percentage of total loans outstanding by the state in which the subsidiaries were headquartered at December 31, 1994 were as follows: Tennessee $3.2 billion (54%), Mississippi $1.7 billion (28%), Arkansas $445 million (8%), Louisiana $322 million (6%), Alabama $185 million (3%), and Kentucky $79 million (1%). Although the Corporation has a diversified loan portfolio, the ability of its debtors to honor their contracts is to some extent dependent upon economic conditions found throughout the above states and the surrounding areas.

NOTE 18.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values and fair values of the Corporation's financial instruments are summarized as follows:

                                                 DECEMBER 31, 1994             DECEMBER 31, 1993
                                              -----------------------       -----------------------
                                               CARRYING       FAIR           CARRYING       FAIR
                                                VALUE        VALUE            VALUE        VALUE
                                              ----------   ----------       ----------   ----------
                                                             (DOLLARS IN THOUSANDS)
FINANCIAL ASSETS
  Cash and short-term investments...........  $  529,316   $  529,316       $  468,184   $  468,184
  Trading account securities................     155,951      155,951          153,482      153,482
  Loans held for resale.....................      24,493       24,493          134,206      134,206
  Investment securities -- available for
     sale...................................   1,928,984    1,928,984          808,554      815,360
  Investment securities -- held to
     maturity...............................   1,033,160    1,009,969        2,487,090    2,542,808
  Net loans.................................   5,827,039    5,661,671        4,539,015    4,608,060
FINANCIAL LIABILITIES
  Demand deposits...........................   4,549,495    4,549,495        4,109,301    4,109,301
  Time deposits.............................   3,868,347    3,843,989        3,562,320    3,596,072
  Short-term borrowings.....................     415,171      415,171          275,537      275,537
  Federal Home Loan Bank advances...........     224,103      218,353          192,792      192,703
  Long-term debt, excluding capital lease
     obligations............................     115,030      102,205          115,085      115,085
OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
  Forward contracts.........................          --          (37)              --          190
  When-issued securities
     Commitments to sell....................          --           --               --            4
     Commitments to purchase................          --           --               --           --
  Interest-rate swaps.......................      (1,455)     (17,127)            (133)       1,772

     The following methods and assumptions were used by the Corporation in estimating the fair value for financial instruments:

     CASH AND SHORT-TERM INVESTMENTS. The carrying amount for cash and short-term investments approximates the fair value of the assets. Included in this classification are cash and due from banks (nonearning assets), federal funds sold, securities purchased under agreements to resell, and interest-bearing deposits at financial institutions.

     INVESTMENT SECURITIES. Fair values of these instruments are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on the quoted values of similar instruments.

     TRADING ACCOUNT SECURITIES. These instruments are carried in the consolidated balance sheet at values which approximate their fair values based on quoted market prices of similar instruments.

     LOANS HELD FOR RESALE. These instruments are carried in the consolidated balance sheet at the lower of cost or market. The fair values of these instruments are based on subsequent liquidation values of the instruments which did not result in any significant gains or losses.

     LOANS. The fair values of loans are estimated using discounted cash flow analyses and using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality and risk.

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

     FEDERAL HOME LOAN BANK ADVANCES. The fair value of these advances is estimated using discounted cash flow analyses and using the FHLB-quoted rates of borrowing for advances with similar terms.

     LONG-TERM DEBT. The fair value of long-term debt is based on quoted market prices for the Corporation's publicly traded debt.

     OFF-BALANCE-SHEET FINANCING INSTRUMENTS. Fair values of off-balance-sheet instruments are based on current settlement values (forward contracts), quoted market prices (interest-rate swaps), and current market values for when-issued securities. The fair value of interest-rate swaps represents the gross unrealized gain (loss) in these contracts. The fair value of commitments to extend credit and letters of credit (see Note 17) are not presented, since management believes the fair value to be insignificant, as the instruments are expected to expire unused and the fees charged on such instruments are not significant.

NOTE 19.  CONTINGENT LIABILITIES

     The Corporation and/or various subsidiaries are parties to various pending civil actions, all of which are being defended vigorously. Additionally, the Corporation and/or its subsidiaries are parties to various legal proceedings that have arisen in the ordinary course of business. Management is of the opinion, based on present information, including evaluations of outside counsel, that neither the Corporation's financial position, results of operations, nor liquidity will be materially affected by the ultimate resolution of such pending or threatened legal proceedings.

     The Corporation's former broker/dealer subsidiaries are among the more than 80 defendants in various lawsuits consolidated in a Louisiana federal district court alleging violations of Federal and other securities laws in connection with the 1986 underwriting and subsequent sale of $400 million of housing revenue bonds issued by the Health, Educational, and Housing Facility Board of the City of Memphis, Tennessee, as well as the underwriting and sale of seven other taxable municipal bond issues. Substantially all of the proceeds of the sale of these bonds had been placed in guaranteed investment contracts with Executive Life Insurance Company. The bonds were rated AAA by Standard & Poors at the time of issuance, and maintained such rating until January 1990, when the bonds were downgraded. The market price of the bonds has since declined significantly. One of such subsidiaries participated in the underwriting of the Memphis issue and is a defendant in purported class claims based on that issue. Several individual actions against these subsidiaries alleging violations in secondary market sales of such issues have been consolidated in the litigation. During the third quarter of 1994, most of the representatives of the plaintiffs in the various class actions agreed in principle to settle all claims against the underwriting participants. Such settlement has been given tentative approval by the court, and is subject to a number of preconditions, including final approval by the court. Notice of the settlement will be distributed to all members of the putative plaintiff classes and such class members have been given the right to opt out of the settlement agreement and continue to pursue claims against the underwriters. A small number of class members have already indicated their intent to do so. However, should such opt-out claims reach a certain threshold, the underwriting defendants may withdraw their settlement offer. All of the individual secondary market suits against the Corporation's subsidiaries that were consolidated in the litigation have been resolved. The remaining claim asserted against such subsidiaries is in arbitration and involves a $100,000 par value sale.

     Certain subsidiaries of the Corporation were threatened in 1989 with a civil action by the FDIC for the estate of a closed savings association. If filed, the action would reportedly seek compensatory damages of at least $37 million, and other relief including an injunction against transferring or encumbering any assets until any judgments were paid, based upon allegations of wrongdoing in the sale of covered call options to the closed savings association. An agreement between all parties to the threatened action providing for the forbearance of the filing of such action and the tolling of applicable statutes of limitation, entered into in 1989, continues in effect. The Corporation has furnished the FDIC with information assertedly demonstrating the lack of merit in the threatened action and believes that such action, if nevertheless filed, can be resolved without material loss.

                           UNION PLANTERS CORPORATION
                          BANKS AND COMMUNITIES SERVED

                                                    OFFICES
                                                    -------
TENNESSEE
UNION PLANTERS NATIONAL BANK
    Bartlett, Collierville, Cordova, Germantown,
    Memphis.........................................    34
UNION PLANTERS BANK OF MIDDLE TENNESSEE, N.A.
    Antioch, Brentwood, Columbia, Dickson,
    Eagleville, Franklin, Gallatin, Goodlettsville,
    Hendersonville, Lebanon, Lewisburg, Madison, Mt.
    Juliet, Mt. Pleasant, Murfreesboro, Nashville,
    and Smyrna......................................    31
UNION PLANTERS BANK OF EAST TENNESSEE, N.A.*
    Alcoa, Clinton, Greenback, Knoxville, Maryville,
    Oak Ridge, and Townsend.........................    19
UNION PLANTERS BANK OF JACKSON, N.A.
    Jackson and Milan...............................    10
UNION PLANTERS BANK OF WEST TENNESSEE*
    Dyersburg, Gibson, Humboldt, Martin, Rutherford,
    Trenton, Union City, and Yorkville..............    13
UNION PLANTERS BANK OF THE TENNESSEE VALLEY*
    Harriman, Kingston, Lenoir City, Oliver Springs,
    Rockwood, Sunbright, and Wartburg...............     8
FIRST NATIONAL BANK OF SHELBYVILLE*
    Fayetteville, Monteagle, Shelbyville, and Tracy
    City............................................     8
LIBERTY FEDERAL SAVINGS BANK
    Camden, Huntington, McKenzie, Paris, and
    Waverly.........................................     6
BANK OF GOODLETTSVILLE
    Goodlettsville, Springfield, and White House....     4
THE FIRST NATIONAL BANK OF CROSSVILLE
    Crossville and Fairfield Glade..................     5
CITIZENS BANK IN COOKEVILLE
    Algood, Baxter, Cookeville, and Monterey........     6
UNION PLANTERS BANK OF CHATTANOOGA, N.A.
    Chattanooga, Cleveland, and East Ridge..........     8
CENTRAL STATE BANK
    Jackson and Lexington...........................     4
FIRST STATE BANK
    Brownsville and Stanton.........................     4
SECURITY TRUST FEDERAL SAVINGS AND LOAN ASSOCIATION
    Clinton, Greeneville, Kingston, Knoxville,
    Morristown, and Oak Ridge.......................     7
BANK OF EAST TENNESSEE
    Morristown and Talbott..........................     5
BANK OF COMMERCE IN WOODBURY
    Auburntown and Woodbury.........................     3
DEKALB COUNTY BANK & TRUST COMPANY
    Alexandria, Celina, Dowelltown, and
    Smithville......................................     5
FARMERS UNION BANK
    Ripley..........................................     3
FIRST CITIZENS BANK OF HOHENWALD....................     3

                                                    OFFICES
                                                    -------
UNION PLANTERS BANK, FSB
    Dyersburg and Newbern...........................     3
ERIN BANK & TRUST COMPANY...........................     1
FIRST STATE BANK OF FAYETTE COUNTY IN SOMERVILLE....     1
THE COMMERCIAL BANK OF OBION........................     2
PICKETT COUNTY BANK AND TRUST COMPANY IN BYRDSTOWN..     1
CUMBERLAND CITY BANK................................     1
MISSISSIPPI
SUNBURST BANK
    Ackerman, Baldwyn, Bassfield, Bay St. Louis,
    Biloxi, Calhoun City, Charleston, Cleveland,
    Clinton, Collins, Collinsville, Columbus,
    Crystal Springs, Decatur, Derma, Ellisville,
    Eupora, Forest, Greenville, Greenwood, Grenada,
    Gulfport, Hattiesburg, Hazlehurst, Houston, Itta
    Bena, Jackson, Kosciusko, Laurel, Leland,
    Louisville, Meridian, Moorhead, Moss Point,
    Mount Olive, Newton, Ocean Springs, Oxford,
    Pascagoula, Pearl, Petal, Philadelphia,
    Prentiss, Ridgeland, Shaw, Southaven, Sumner,
    Terry, Tupelo, Union, Water Valley, West Point,
    and Winona......................................   100
UNITED SOUTHERN BANK
    Batesville, Clarksdale, Drew, Friars Point,
    Lambert, Lula, Olive Branch, Oxford, Pope, and
    Sledge..........................................    15
FIRST NATIONAL BANK IN NEW ALBANY
    Ashland, Blue Mountain, Hickory Flat, New
    Albany, Ripley, and Tupelo......................     9
ARKANSAS
UNION PLANTERS BANK OF NORTHEAST ARKANSAS*
    Bono, Brookland, Fisher, Hardy, Jonesboro,
    Mammoth Spring, Newport, Rector, Sidney,
    Tuckerman, and Weiner...........................    18
SECURITY BANK
    Marmaduke and Paragould.........................     4
FIRST NATIONAL BANK
    Bee Branch, Clinton, Fairfield Bay, and Mountain
    View............................................     4
FIRST SOUTHERN BANK
    Crawfordsville, Earle, and Marion...............     3
SEARCY COUNTY BANK
    Leslie and Marshall.............................     2
FARMERS & MERCHANTS BANK
    Maynard, Pocahontas, and Reyno..................     3
LOUISIANA
SUNBURST BANK OF BATON ROUGE........................    15
ALABAMA
BANKFIRST, A FEDERAL SAVINGS BANK
    Athens, Decatur, Hartselle, and Moulton.........     7
KENTUCKY
SIMPSON COUNTY BANK
    Adairville and Franklin.........................     5
                                                    -------
TOTAL...............................................   380
                                                    ======

- ---------------

The above schedule reflects banks merged and names changed through March 1, 1995. Those banks for which names have changed or which were merged with other banks are identified with an "*."

                           UNION PLANTERS CORPORATION

                               EXECUTIVE OFFICERS

BENJAMIN W. RAWLINS, JR.
Chairman and Chief Executive Officer

JACKSON W. MOORE
President and Chief Operating Officer

JACK W. PARKER
Executive Vice President and
Chief Financial Officer

JAMES A. GURLEY
Executive Vice President

M. KIRK WALTERS
Senior Vice President, Treasurer,
and Chief Accounting Officer

                               BOARD OF DIRECTORS

ALBERT M. AUSTIN
Chairman of the Board
Cannon, Austin and Cannon, Inc.

MARVIN E. BRUCE
Chairman of the Board
(Retired)
TBC Corporation

GEORGE W. BRYAN
Senior Vice President
Sara Lee Corporation

ROBERT B. COLBERT, JR.
Chairman of the Board
(Retired)
Signal Apparel Co., Inc.

C. J. LOWRANCE III
President
Lowrance Brothers & Co., Inc.

JACKSON W. MOORE
President and Chief Operating Officer
Union Planters Corporation

STANLEY D. OVERTON
Chairman of the Board
Union Planters Bank of
Middle Tennessee, N.A.

BENJAMIN W. RAWLINS, JR.
Chairman of the Board and
Chief Executive Officer
Union Planters Corporation
Union Planters National Bank

DR. V. LANE RAWLINS
President
The University of Memphis

MIKE P. STURDIVANT
President
Due West Gin Co., Inc.

RICHARD A. TRIPPEER, JR.
President
R. A. Trippeer, Inc.

CORPORATE INFORMATION

ANNUAL MEETING
Thursday, April 27, 1995 at 10:00 a.m.
Union Planters Administrative Center
Assembly Room C
7130 Goodlett Farms Parkway
Memphis, Tennessee 38018

CORPORATE OFFICES
7130 Goodlett Farms Parkway
Memphis, Tennessee 38018

CORPORATE MAILING ADDRESS
P. O. Box 387
Memphis, Tennessee 38147

TRANSFER AGENT AND REGISTRAR
Union Planters National Bank
Corporate Trust Operations
6200 Poplar Avenue, Suite 300
Memphis, Tennessee 38119
(901) 383-6960

DIVIDEND PAYING AGENT
Union Planters National Bank
Corporate Trust Operations
6200 Poplar Avenue, Suite 300
Memphis, Tennessee 38119
(901) 383-6960

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP

STOCK AND OPTION LISTINGS
Common
  NYSE Symbol: UPC
  Wall Street Journal: UnPlantr
Series E Convertible Preferred
  NASDAQ NMS Symbol: UPCPO
  Wall Street Journal: UnPlantr pfE
Options
  Philadelphia Stock Exchange

FOR FINANCIAL INFORMATION, CONTACT
Jack W. Parker
Executive Vice President and
Chief Financial Officer
(901) 383-6781

FORM 10-K
Copies of the Corporation's
Annual Report on Form 10-K
as filed with the Securities
and Exchange Commission are
available on request by
calling the Legal Division at
(901) 383-6584.

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

UNION PLANTERS CORPORATION
P. O. BOX 387
MEMPHIS, TENNESSEE 38147