Form 10-K405, Exhibit 13
period 1995-12-31
UNION PLANTERS CORP
filed 1996-03-19
CIK 100893

                                                                    EXHIBIT 13

                              1995 ANNUAL REPORT


                      [UNION PLANTERS CORPORATION LOGO]

                                    UNION
                                   PLANTERS
                                 CORPORATION
                                    (Logo)


                             MARKET AREAS SERVED


                 TENNESSEE, MISSISSIPPI, MISSOURI, ARKANSAS,
                       LOUISIANA, ALABAMA, AND KENTUCKY


(Figure 1 - The inside front cover of Exhibit 13 (Union Planters Corporation's Annual Report to Shareholders for 1995) contains a map of the states of Tennessee, Mississippi, Missouri, Arkansas, Louisiana, Alabama, and Kentucky showing the counties and a parish where Union Planters Corporation affiliates have banking locations and the headquarters for Union Planters Corporation.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                              FINANCIAL HIGHLIGHTS

======================================================================================================
DECEMBER 31,                                                       1995           1994       % CHANGE
------------------------------------------------------------------------------------------------------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                             SHARE DATA)
FOR THE YEAR
  Net earnings                                                  $   135,402    $    65,861    105.59%
PER COMMON SHARE
  Net earnings
    Primary                                                     $      2.82    $      1.28    120.31%
    Fully diluted                                                      2.70           1.28    110.94
  Cash dividends                                                        .98            .88     11.36
  Book value                                                          19.24          16.08     19.65
AT YEAR END
  Assets                                                        $11,277,116    $10,985,020      2.66%
  Earning assets                                                 10,405,715     10,032,591      3.72
  Loans, net of unearned income                                   7,069,853      6,721,597      5.18
  Allowance for losses on loans                                     133,487        133,966      (.36)
  Deposits                                                        9,447,736      9,253,165      2.10
  Shareholders' equity                                              966,331        805,147     20.02
  Common shares outstanding (in thousands)                           45,447         43,774      3.82
KEY RATIOS
  Return on average assets                                             1.24%           .60%
  Return on average common equity                                     15.92           7.61
  Net interest income (taxable-equivalent) as a percentage of
    average earning assets                                             4.59           4.36
  Expense ratio                                                        1.94           2.29
  Efficiency ratio                                                    59.51          65.93
  Allowance for losses on loans as a percentage of loans               1.89           1.99
  Nonperforming loans as a percentage of loans                          .48            .32
  Nonperforming assets as a percentage of loans and foreclosed
    properties                                                          .59            .43
  Allowance for losses on loans as a percentage of
    nonperforming loans                                                 391            614
  Shareholders' equity to total assets                                 8.57           7.33
  Leverage ratio                                                       8.09           7.15
  Tier 1 capital to risk-weighted assets                              12.64          11.88
  Total capital to risk-weighted assets                               16.35          14.27
======================================================================================================

                                    CONTENTS

                                                                                              PAGE
                                                                                              ----
Letter to Shareholders.....................................................................      2
Selected Financial Data....................................................................      4
Management's Discussion and Analysis of Results of Operations and Financial Condition......      5
Financial Tables...........................................................................     19
Selected Quarterly Data....................................................................     28
Banks and Communities Served...............................................................     31
Report of Management.......................................................................     32
Report of Independent Accountants..........................................................     33
Consolidated Financial Statements..........................................................     34
Notes to Consolidated Financial Statements.................................................     38
Executive Officers and Directors...........................................................     64

TO OUR SHAREHOLDERS

FINANCIAL RESULTS

     We are pleased to report record annual net earnings for 1995 of $135.4 million, or $2.70 per fully diluted common share, compared to net earnings of $65.9 million, or $1.28 per fully diluted common share for 1994. These results include Capital Bancorporation, Inc. ("Capital"), a $1.1 billion Missouri bank holding company, which was acquired on December 31, 1995 and was accounted for as a pooling of interests.

     Return on average assets for the year was 1.24% and return on average common equity was 15.92%. Excluding the Capital acquisition, return on average assets and return on average common equity would have been 1.40% and 17.96%, respectively, placing Union Planters in the top quartile of its peer group.

     Economic conditions remained favorable nationally and in the Mid-South. For the full year 1995, net interest income was $447.4 million compared to $423.1 million in 1994. The increase is attributable to both loan growth and a higher net interest margin. Average loans increased 14% for the year and the margin was 4.59% compared to 4.36% in 1994.

     In recent years the organization has enjoyed excellent credit quality and an unusually low level of charge-offs and provisions. While 1995 charge-offs and provisions were up from 1994, reflecting loan growth, acquisitions, a continuing reduction in recoveries of prior year's charge-offs, and a slight shift in the portfolio toward consumer lending, credit quality remains excellent and charges are low compared to historical standards. The provision for losses on loans was $22.2 million, or .32% of average loans, compared to a provision for losses on loans of $4.9 million, or .08% of average loans for 1994. Net charge-offs for the year were $25.5 million compared to $5.7 million in 1994.

     At December 31, 1995, the allowance for losses on loans was $133.5 million, or 1.89% of loans. Nonperforming assets at December 31, 1995 were $41.9 million, or .59% of loans and foreclosed properties, compared to $29.2 million, or .43% of loans and foreclosed properties at year end 1994.

     For the year, noninterest income, excluding investment securities gains and losses, increased 30% to $157.2 million. The increase was from service charges on deposit accounts, bank card income, and profits and commissions from our Small Business Administration loan packaging trading operations.

     Noninterest expenses for the year were $382.2 million, down $45.5 million from 1994. The decrease was due to a decline in FDIC insurance expenses and merger-related expenses. Also, 1994 included significant restructuring and other charges which did not occur in 1995.

     Total assets at year end were $11.3 billion, total loans were $7.1 billion, and total deposits were $9.4 billion. Shareholders' equity was $966 million and equity to total assets and leverage ratios were 8.57% and 8.09%, respectively.

CAPITAL ACQUISITION

     We completed the acquisition of Capital at year end. Capital is headquartered in Cape Girardeau, Missouri, which is approximately 170 miles from Union Planters' headquarters in Memphis, Tennessee. Capital has adopted the Union Planters name and operates six banks with 30 locations. The banks are headquartered in Cape Girardeau, Sikeston, Perryville, Columbia, Clayton, and Springfield, Missouri. Capital's Arkansas thrift was merged into Union Planters Bank of Northeast Arkansas.

     This was an excellent opportunity for Union Planters to extend its banking franchise into Missouri. Capital's geography is very complimentary to our existing banking locations in Northwest Tennessee and Northeast Arkansas. Over one-half of Capital's assets are in nearby Southeast Missouri. There was also an excellent match with our community banking philosophy. Capital's subsidiary banks are generally community banks which emphasize serving the needs of their local communities and whose boards of directors consist of individuals who reside in those communities.

     As a result of the Capital acquisition, we now serve customers with 405 banking locations in a 7 state area. The following is a breakdown of our loans and deposits by state:

                          LOANS      DEPOSITS
          STATE           (000'S)    (000'S)
  ----------------------  ------     --------
  Tennessee.............  $3,445      $4,901
  Mississippi...........   1,660       2,119
  Missouri..............     787         934
  Arkansas..............     552         734
  Louisiana.............     366         484
  Alabama...............     182         230
  Kentucky..............      78         101

DIVIDEND INCREASE

     Our philosophy has been to maintain a dividend payout ratio of 30% to 40% of earnings. The Board of Directors declared on January 18, 1996, a quarterly dividend of $0.27 per share on Union Planters Corporation Common Stock. We are pleased to announce this 8% increase in the quarterly dividend from $0.25 to $0.27 reflecting our strong capital position, higher core earnings, and our confidence in future earnings.

OUTLOOK

     We are pleased with the Corporation's results for 1995. They exceeded our internal budgets and met the expectations of management and the Board of Directors. Each of our affiliate banks and all of our employees have worked very hard to improve profitability and better serve our customers. Our restructuring efforts which began approximately 18 months ago have produced significant benefits and each of our banks has adopted a set of "best banking practices" to help us maintain high efficiency and customer service levels.

     The banking industry is continuing to undergo significant change and consolidation. Greater investor expectations have forced the industry to place far more emphasis on efficiency, productivity, and return on equity than was formerly the case. We want Union Planters to become the premier financial institution within the Mid-South region as we continue to expand our customer base through both internal growth and acquisitions. With size, we will be able to afford the technology and systems necessary to allow us to remain current and competitive in the evolving financial payment systems industry and to achieve economies of scale in various services and product lines not available to smaller institutions. We will continue to strive to become an efficient and effective organization from the smallest branch within the system to the back office of the Corporation.

     We welcome our new shareholders and invite you to participate in our automatic dividend reinvestment program which offers a 5% discount and no brokerage fees on share purchases.

     Thank you for your continued support.

Yours very truly,


/s/ BENJAMIN W. RAWLINS, JR.
Benjamin W. Rawlins, Jr.
Chairman and Chief Executive Officer

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA

                                                                                YEARS ENDED DECEMBER 31, (1)
                                                              ----------------------------------------------------------------
                                                                 1995          1994          1993         1992         1991
                                                              -----------   -----------   ----------   ----------   ----------
                                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Net interest income.......................................  $   447,431   $   423,114   $  375,033   $  305,211   $  256,537
  Provision for losses on loans.............................       22,231         4,894       17,950       29,071       35,960
  Investment securities gains (losses)......................          476       (20,298)       4,506       14,019        2,633
  Other noninterest income..................................      157,176       121,103      123,056      103,506       95,415
  Noninterest expense.......................................      382,164       427,697      346,450      297,665      255,906
                                                              -----------   -----------   ----------   ----------   ----------
  Earnings before income taxes, extraordinary item, and
    accounting changes......................................      200,688        91,328      138,195       96,000       62,719
  Applicable income taxes...................................       65,286        25,467       41,168       27,048       14,443
                                                              -----------   -----------   ----------   ----------   ----------
  Earnings before extraordinary item and accounting
    changes.................................................      135,402        65,861       97,027       68,952       48,276
  Extraordinary item -- defeasance of debt, net of taxes....           --            --       (3,206)          --           --
  Accounting changes, net of taxes..........................           --            --        5,782           --           --
                                                              -----------   -----------   ----------   ----------   ----------
  Net earnings..............................................  $   135,402   $    65,861   $   99,603   $   68,952   $   48,276
                                                               ==========    ==========    =========    =========    =========
PER COMMON SHARE DATA(2)
  Primary
    Earnings before extraordinary item and accounting
      changes...............................................  $      2.82   $      1.28   $     2.24   $     1.75   $     1.35
    Extraordinary item -- defeasance of debt, net of
      taxes.................................................           --            --         (.08)          --           --
    Accounting changes, net of taxes........................           --            --          .15           --           --
    Net earnings............................................         2.82          1.28         2.31         1.75         1.35
  Fully diluted
    Earnings before extraordinary item and accounting
      changes...............................................         2.70          1.28         2.18         1.73         1.35
    Extraordinary item -- defeasance of debt, net of
      taxes.................................................           --            --         (.07)          --           --
    Accounting changes, net of taxes........................           --            --          .13           --           --
    Net earnings............................................         2.70          1.28         2.24         1.73         1.35
  Cash dividends............................................          .98           .88          .72          .60          .48
  Book value................................................        19.24         16.08        16.25        14.08        12.88
BALANCE SHEET DATA (AT PERIOD END)
  Total assets..............................................  $11,277,116   $10,985,020   $9,919,944   $8,331,073   $6,566,973
  Loans, net of unearned income.............................    7,069,853     6,721,597    5,293,850    4,193,149    3,613,945
  Allowance for losses on loans.............................      133,487       133,966      125,499      100,282       74,739
  Investment securities.....................................    2,774,890     3,084,110    3,431,081    2,935,665    1,864,871
  Deposits..................................................    9,447,736     9,253,165    8,445,760    7,171,191    5,698,062
  Short-term borrowings.....................................      241,023       455,010      300,414      343,452      244,513
  Long-term debt(3)
    Parent company..........................................      214,758       114,790      114,729       74,292       38,163
    Subsidiary banks........................................      270,500       241,218      212,149       38,463       18,790
  Total shareholders' equity................................      966,331       805,147      751,844      595,106      475,128
Average assets..............................................   10,954,895    10,948,979    9,706,356    7,586,827    6,555,009
Average shareholders' equity................................      899,615       850,934      707,788      551,650      442,756
Average shares outstanding (in thousands)
    Primary.................................................       45,008        43,741       38,914       35,463       34,569
    Fully diluted...........................................       49,618        44,083       43,144       38,307       34,922
PROFITABILITY AND CAPITAL RATIOS
  Return on average assets..................................         1.24%          .60%        1.03%         .91%         .74%
  Return on average common equity...........................        15.92          7.61        15.10        13.11        10.95
  Net interest income (taxable-equivalent) to average
    earning assets (4)......................................         4.59          4.36         4.40         4.57         4.48
  Loans/deposits............................................        74.83         72.64        62.68        58.47        63.42
  Common and preferred dividend payout ratio................        37.55         62.50        32.64        36.12        34.51
  Equity/assets (period end)................................         8.57          7.33         7.58         7.14         7.24
  Average shareholders' equity/average total assets.........         8.21          7.77         7.29         7.27         6.75
  Leverage ratio(5).........................................         8.09          7.15         7.21         7.07         7.06
  Tier 1 capital to risk-weighted assets(5).................        12.64         11.88        13.10        12.85        11.66
  Total capital to risk-weighted assets(5)..................        16.35         14.27        15.74        14.83        13.80
ASSET QUALITY RATIOS
  Allowance/period end loans................................         1.89          1.99         2.37         2.39         2.07
  Nonperforming loans/total loans...........................          .48           .32          .58         1.22         1.01
  Allowance/nonperforming loans.............................          391           614          411          196          205
  Nonperforming assets/loans and foreclosed properties......          .59           .43          .78         1.58         1.60
  Provision/average loans...................................          .32           .08          .35          .72          .95
  Net charge-offs/average loans.............................          .36           .09          .28          .55          .92

---------------

(1) Reference is made to "Basis of Presentation" in Note 1 to the consolidated financial statements.
(2) Share and per share amounts have been retroactively restated for significant acquisitions accounted for as poolings of interests.
(3) Long-term debt includes subordinated notes and debentures, obligations under capital leases, mortgage indebtedness, and notes payable with maturities greater than one year. Subsidiary banks' long-term debt is primarily FHLB advances.
(4) Calculation does not include the impact of the unrealized gain or loss on available for sale securities.
(5) The risk-based capital ratios are based upon capital guidelines prescribed by Federal bank regulatory authorities. Under those guidelines, the required minimum Tier 1 and Total capital to risk-weighted assets ratios are 4% and 8%, respectively. The required minimum leverage ratio of Tier 1 capital to total adjusted assets is 3% to 5% (5% for bank holding companies effecting acquisitions).

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

     This section of the Annual Report provides a narrative discussion and analysis of the Corporation's results of operations and financial condition. The discussion should be read with the consolidated financial statements and accompanying notes and the financial tables at the end of this section. Note 1 to the consolidated financial statements provides a brief overview of the nature of the Corporation's operations. The map on the inside front cover of this report, Table 15, and the listing of Communities Served on page 31 provides additional information regarding the size, locations, and markets served by the Corporation's subsidiaries.

     The financial information contained in this discussion reflects the December 31, 1995 acquisition of Capital Bancorporation, Inc. ("Capital"), a $1.1 billion Missouri-headquartered bank holding company, in a transaction accounted for as a pooling of interests. Accordingly, the financial information included in this discussion and analysis of results of operations and financial condition presents combined information of the two entities as if the acquisition had been in effect for all periods.

EARNINGS OVERVIEW

     The Corporation reported record annual earnings for 1995 of $135.4 million, or $2.70 per fully diluted common share, compared to net earnings of $65.9 million, or $1.28 per fully diluted common share for 1994, and $99.6 million, or $2.24 per fully diluted common share in 1993. The record earnings level in 1995 resulted in a return on average assets of 1.24%, up from .60% and 1.03% in 1994 and 1993, respectively. The return on average common equity was 15.92% in 1995, 7.61% in 1994 and 15.10% in 1993.

     The results for 1995 were impacted by merger-related expenses incidental to the Capital acquisition of $9.5 million after taxes (see Note 13 to the consolidated financial statements). Excluding the impact of the merger-related expenses, earnings for 1995 would have been $144.9 million.

     The improvement in operating results in 1995 as compared to 1994 relates to the following: (i) a continued improvement in net interest income; (ii) a decline in noninterest expenses related primarily to restructuring and other charges in 1994 which did not recur in 1995, (iii) a reduction in merger-related expenses of $3.0 million; (iv) a reduction of salaries and employee benefits expense, as a result of implementation of the Corporation's 1994 restructuring plan; (v) net investment securities losses of $20.3 million in 1994 compared to $476,000 of net gains in 1995; and (vi) growth of noninterest income due primarily to growth in service charges on deposit accounts, bank card income, and profits and commissions from the Corporation's Small Business Administration ("SBA") trading operations. Partially offsetting these improvements was an increase in the provision for losses on loans of $17.3 million to $22.2 million, or .32% of average loans. The increase related primarily to loan growth, acquisitions, and increasing charge-offs in the consumer loan portfolio, primarily credit cards.

     Reported results for 1994 were reduced by approximately $52.0 million due to the following items (after tax impact): (i) restructuring charges and merger-related expenses of $29.2 million (see Note 13 to the consolidated financial statements); (ii) investment securities losses of $13.1 million; and
(iii) consumer loan marketing program totaling $9.7 million. A favorable litigation settlement of $1.3 million partially offset these items. Excluding the impact of these items, earnings for 1994 would have been $116.6 million.

     Net earnings for 1993 included a net benefit of $2.6 million, or $.06 per fully diluted common share, from the cumulative effect of certain accounting changes partially offset by an extraordinary item related to the in-substance defeasance of debt. Before these items, earnings would have been $97.0 million.

     The following sections more fully describe the changes in the Corporation's results of operations. Table 1 which follows this discussion presents a five-year summary of the Corporation's consolidated results separately disclosing certain operating items discussed above. Additionally, Table 2 presents for the past five years the contribution to fully diluted earnings per common share of the various components of net earnings.

ACQUISITIONS

     Acquisitions have been and are expected to continue to be a significant part of the Corporation's overall business strategy. Over the past three years, the Corporation has completed twenty-eight acquisitions adding approximately $6.3 billion in total assets. The largest acquisitions, Grenada Sunburst System Corporation ("Grenada"), a $2.5 billion bank holding company acquired December 31, 1994, and Capital, a $1.1 billion bank holding company, have enhanced the Corporation's franchise by expanding the Corporation's operations in Mississippi and into Missouri and Louisiana. Table 3 presents condensed balance sheet information for the acquisitions completed in the last three years and Note 2 to the consolidated financial statements provides additional information regarding those acquisitions.

     Management's philosophy has been to provide additional diversification of the revenue sources and earnings of the Corporation through the acquisition of well-managed financial institutions. The strategy generally targets in-market institutions, institutions in contiguous markets, and institutions with significant local market share.

     Where practicable, the Corporation permits an acquired institution to remain a separate entity and to retain its local board of directors and officers. Local independence in their day-to-day operations is encouraged to allow the institutions to grow commensurate with their local markets. Certain functions, such as data processing, investment management, payroll and benefits administration, loan review, and audit, are centralized to allow the institutions to focus on serving their customers. This strategy has made the Corporation an attractive acquiror of financial institutions.

1994 RESTRUCTURING PLAN

     In connection with the acquisition of Grenada in 1994, management adopted a specific plan of restructuring related to its operations in order to facilitate the consolidation of the two organizations and to improve operating efficiencies and profitability throughout the Corporation. The plan included a review of branch operations to determine appropriate staffing levels and to determine "best" practices for branch operations. Individual branch operations were reviewed to determine whether certain branches should be consolidated, closed or divested. Additionally, all sources of fee income were reviewed to identify new opportunities for additional noninterest income. The net interest margin was also evaluated to identify potential for improvement. A review was also made of the operations of the Corporation and Grenada to identify consolidation opportunities and efficiencies to be gained from combining the two companies.
Note 13 to the consolidated financial statements provides additional information regarding this plan.

     Implementation of this plan resulted in the following pretax charges in 1994: (i) an early retirement and voluntary separation plan in which 388 employees elected to participate resulted in a charge of $12.5 million; (ii) an involuntary separation plan was also developed which identified approximately 600 positions to be eliminated and resulted in a charge of $3.8 million; and
(iii) approximately 38 branches were identified for closure or divestiture resulting in a charge of $10.5 million. No additional charges were incurred in 1995.

     The staff-reduction portion of this plan has resulted in the separation, through December 31, 1995, of approximately 690 employees which is expected to produce annual pretax expense savings of approximately $16 million. Some additional reductions are expected in 1996, but they are not significant. At December 31, 1995, the Corporation had employee severance reserves of $603,000 which are considered adequate by management to complete the remaining reductions under the plan.

     In addition to the 38 branches identified for closure or divestiture, during 1995 an additional seven branches were identified. Through December 31, 1995, 33 branches had been closed or divested and an additional 12 branches are expected to be closed or divested under the plan subject to receiving regulatory approval. At December 31, 1995, the reserve for branch closings was approximately $2.7 million which is considered adequate by management to complete the planned closings or divestitures.

     In addition to the above savings, implementation of this plan resulted in an increase in noninterest income, primarily service charges on deposit accounts, of approximately $16.1 million. See the "Noninterest Income" discussion which follows.

     The changes implemented under this plan will be monitored by management on an ongoing basis. Staffing levels will be monitored monthly and "best" practice changes will be implemented as additional institutions are acquired. Management is committed to maintaining the improved profitability that has resulted from the changes that have been implemented.

REORGANIZATION OF BANKING SUBSIDIARIES

     In 1995 management implemented plans to internally merge and reorganize certain of its banking subsidiaries and at the same time, change the names of the institutions to Union Planters. At December 31, 1994, the Corporation had 47 banking subsidiaries. During 1995 and through February 29, 1996, the Corporation acquired six banks in Missouri, one in Tennessee and four in Arkansas. Additionally, in 1995 management effected a division of the principal subsidiary of Grenada, Sunburst Bank, Mississippi, into five separate banks (three existing and two new banks).

     As of February 29, 1996, the Corporation had 38 banking subsidiaries, a net reduction of 22 entities. It is expected that the merger of these subsidiaries with other subsidiaries in contiguous markets together with the name changes made at the same time will produce operating efficiencies as the banks capitalize on common advertising efforts and elimination of certain duplicate operations.

                               EARNINGS ANALYSIS

NET INTEREST INCOME

     Net interest income is the principal source of earnings for the Corporation. Net interest income is comprised of interest income and loan-related fees less interest expense. Net interest income is affected by a number of factors including the level, pricing, mix, and maturity of earning assets and interest-bearing liabilities; interest-rate fluctuations; and asset quality. For purposes of this discussion, net interest income is presented on a taxable-equivalent basis, which restates tax-exempt income to an amount that would yield the same after-tax income had the income been subject to taxation at the Federal statutory income tax rate. Reference is made to Tables 4 and 5 which present the Corporation's average balance sheet and rate/volume analysis for each of the three years ended December 31, 1995.

     Net interest income for 1995 was $464.8 million, a 5% increase over 1994. Net interest income was $441.5 million and $392.4 million, respectively, in 1994 and 1993. The improvement in 1995 is attributable to loan growth, higher yields from loans and investment securities, and a higher net interest margin. The increase between 1993 and 1994 was attributable to a higher volume of earning assets, predominately growth from acquisitions.

     The net interest margin (net interest income as a percentage of average earning assets) for 1995 was 4.59%, an increase of 23 basis points over 4.36% for 1994. For 1993, the net interest margin was 4.40%. The interest rate spread improved 4 basis points in 1995 to 3.90% following a decline of 9 basis points between 1993 and 1994.

     The Corporation has used, to a limited extent, interest-rate swaps to manage certain elements of its interest-rate risk. Note 17 to the consolidated financial statements provides details of the Corporation's interest-rate swaps. The impact of these interest-rate swaps on net interest income was to reduce net interest income $2.4 million in 1995 as compared to an increase in net interest income of $1.4 million in 1994. The impact of the interest-rate swaps has been substantially offset by corresponding changes in interest rates and yields related to the underlying assets and liabilities. These interest-rate swaps are not expected to have a significant impact on net interest income in 1996, since the major portion of these swaps matured in January, 1996 and the remainder are expected to mature by May, 1996.

INTEREST INCOME

     A breakdown of the components of average earning assets is as follows:

                                                                     1995       1994      1993
                                                                    ------     ------     -----
Average earning assets (in billions)..............................  $ 10.1     $ 10.1     $ 8.9
Comprised of:
  Loans...........................................................      69%        61%       57%
  Investment securities...........................................      27         36        38
  Other earning assets............................................       4          3         5
---------------
Yield earned on average earning assets............................    8.43%      7.38%     7.32%

     Taxable-equivalent interest income increased $107.8 million in 1995 to $854.1 million. The increase is attributable primarily to the 14% growth in average loans for the year and the higher yields on earning assets, primarily loans and investment securities. Overall, the yield on average earning assets increased 105 basis points to 8.43% due to the rising interest-rate environment. Average investment securities declined in 1995 as funds from the sales and maturities of these securities were used to fund a portion of the loan growth. In 1994, the $93.4 million increase in interest income was attributable to an overall increase in average earning assets, primarily investment securities and loans, due to acquisitions. Partially offsetting the increase in earning assets in 1994 was a decline in the yields on loans and investment securities.

INTEREST EXPENSE

     A breakdown of the components of average interest-bearing liabilities is as follows:

                                                                      1995      1994      1993
                                                                      -----     -----     -----
Average interest-bearing liabilities (in billions)..................  $ 8.6     $ 8.7     $ 7.7
Comprised of:
  Deposits..........................................................     92%       90%       93%
  Short-term borrowings.............................................      3         6         4
  FHLB advances and long-term debt..................................      5         4         3
---------------
Rate on average interest-bearing liabilities........................   4.53%     3.52%     3.37%

     Interest expense increased 28% in 1995 to $389.3 million. The increase is attributable to increased interest rates in all categories of interest-bearing liabilities and is reflective of the interest-rate environment. Average interest-bearing liabilities declined slightly between 1994 and 1995, short-term borrowings having accounted for most of the decline. Loan growth was funded with investment securities sales and maturities instead of growth of interest-bearing liabilities. The reduction of interest-bearing liabilities discussed above was partially offset by an increase in long-term debt attributable to a $100 million subordinated debt offering effected in 1995 (see Note 9 to the consolidated financial statements) and to growth of interest-bearing deposits. The increase in interest expense between 1993 and 1994 was attributable to growth of average interest-bearing liabilities due primarily to acquisitions and to increased interest rates in almost all categories.

PROVISION FOR LOSSES ON LOANS

     The Corporation's asset-quality indicators remained at acceptable levels in 1995. Loan growth, acquisitions, and an increasing level of charge-offs in the consumer loan portfolio resulted in an increase in the provision for losses on loans of $17.3 million to $22.2 million, or .32% of average loans, in 1995. This compares to a provision for losses on loans of $4.9 million, or .08% of average loans, in 1994, and $18.0 million, or .35% of average loans, in 1993. Approximately $6.3 million of the increase in the provision for losses on loans in 1995 related to Capital. Net charge-offs for 1995 of $25.5 million were $3.3 million higher than the provision for losses on loans. See the "Allowance for Losses on Loans" discussion for additional information regarding the provision for losses on loans.

NONINTEREST INCOME

  Investment Securities Gains and Losses

     In 1995, net investment securities gains were insignificant. The Corporation recognized net investment securities losses in 1994 of $20.3 million and had net investment securities gains of $4.5 million in 1993. The significant level of losses in 1994 related to a partial restructuring of the available for sale portfolio in response to rising interest rates and to fund current and anticipated loan growth.

  Other Noninterest Income

     Noninterest income, excluding investment securities gains and losses, was $157.2 million in 1995 compared to $121.1 million in 1994, an increase of 30%. The improvement related to three primary areas: (i) service charges on deposit accounts increased $16.1 million to $71.6 million; (ii) bank card income increased $9.2 million to $20.1 million; and (iii) profits and commissions from SBA broker/dealer activities increased $3.8 million to $10.4 million. The components of noninterest income are presented in the consolidated statement of earnings and in Note 14 to the consolidated financial statements.

     The improvement in service charges on deposit accounts resulted from the Corporation's 1994 restructuring plan in which an evaluation of banking services was made with a view to implementing "best" practices in all areas. As a result, the Corporation's banking subsidiaries evaluated their practices related to service charges on deposit accounts and increased certain fees (primarily overdraft fees), implemented new fees, and reduced the number of fees being waived. A small portion of the increase arose from acquisitions. The level of these fees in the future is expected to stabilize and future increases, if any, are not expected to be as large as in 1995. Between 1993 and 1994 these fees increased $6.1 million due primarily to acquisitions, lower credit rates on corporate demand deposit accounts, and to a lesser extent, an increase in fees.

     The growth in bank card income in 1995 related to the increased volume of credit cards outstanding as a result of a 1994 consumer loan marketing program. In 1994 and 1995, this program added approximately $264 million of credit card receivables. Additional marketing efforts are planned over the next twelve months which are expected to add approximately 100,000 accounts and increase the amount of loans outstanding by approximately $80 to $120 million. If these levels should be achieved, additional increases in bank card income will occur; however, the increases are not expected to be as great as in 1995. Future revenue levels are dependent on the credit card usage levels and the number of cards outstanding.

     The increase in profits and commissions from trading activities is related primarily to the SBA broker/dealer operations. This operation purchases, pools, and securitizes the government-guaranteed portions of SBA loans. Revenues from these operations are volatile and future levels cannot be predicted with any certainty. During 1995, favorable market conditions provided the opportunity for higher volumes of activity and a significant increase in revenues. The decrease in these revenues between 1993 and 1994 was due primarily to a decrease in activity in the SBA trading operation and partially to a decline in the broker/dealer operations of an acquired subsidiary.

NONINTEREST EXPENSE

     Noninterest expense in 1995 was $382.2 million, a decrease of $45.5 million from $427.7 million in 1994. Noninterest expense in 1993 was $346.4 million. As discussed previously, noninterest expense in 1994 was significantly impacted by $58.2 million of charges related to the 1994 restructuring plan, merger-related expenses, and a consumer loan marketing program. The restructuring charges and the consumer loan marketing program did not recur in 1995. Merger-related expenses totaled $11.9 million in 1995, a decline of $3.0 million from 1994. Noninterest expense in 1993 included charges totaling $10.1 million attributable to provisions for data processing systems conversions, accelerated amortization and write-off of intangibles, provisions for litigation settlements, and merger-related expenses. These operating expenses are separately identified in Table 1.

     Excluding the above-described operating expenses, noninterest expenses in 1995 increased $793,000 to $370.3 million, an increase of less than 1%. Noninterest expenses in 1994 and 1993 would have been $369.5 and $336.3 million, respectively.

     The largest component of noninterest expense, salaries and employee benefits expense, declined $3.9 million in 1995 to $171.3 million. The decrease is attributable to the 1994 restructuring plan which resulted in a net reduction in 1995 of approximately 690 employees. At December 31, 1995, the Corporation had 5,104 full-time-equivalent employees compared to 5,516 at December 31, 1994 (restated for the Capital acquisition). The decline in the number of employees was partially offset by acquisitions in 1995 and growth of existing operations, primarily in the credit card operations. From 1993 to 1994, salaries and employee benefit expense increased $11.5 million to $175.2 million. The increase was attributable primarily to employees added as a result of acquisitions.

     Equipment expense was $30.2 million in 1995, a 5% increase from 1994's total of $28.7 million, and compared to $26.0 million in 1993. Occupancy expense decreased $849,000 in 1995 to $27.2 million. This compares to $28.0 million and $25.4 million, respectively, in 1994 and 1993. FDIC insurance expense declined $7.9 million in 1995 to $12.3 million, which compares to $20.2 million and $19.6 million, respectively, in 1994 and 1993. The decline in FDIC insurance expense relates to a decrease in the assessment on Bank Insurance Fund ("BIF") deposits from $.23 per $100 of deposits per year to $.04, effective June 1, 1995. FDIC insurance expense is expected to be reduced further in 1996, since the FDIC has reduced the current assessment for BIF-insured, well-capitalized banks to $2,000 annually per bank. Institutions with Savings Association Insurance Fund ("SAIF") deposits will continue to be assessed at $.23 per $100 of deposits per year for well-capitalized institutions. All of the Corporation's subsidiaries are currently considered well-capitalized institutions. See the "Special Regulatory Assessment" discussion which follows.

     Management is committed to controlling the growth of noninterest expenses as demonstrated by its implementation of the 1994 restructuring plan. The reductions that have been achieved in 1995 are being monitored monthly.

SPECIAL REGULATORY ASSESSMENT

     There are several bills currently under consideration by Congress the purpose of which is to provide additional financing for the SAIF and to provide interest payments on Financing Corporation ("FICO") bonds issued in connection with earlier efforts to support the then failing thrift industry. A common feature of the proposed bills is a one-time special assessment ranging from 85 to 90 basis points on all deposits insured by the SAIF ($.85 to $.90 per $100 of covered deposits). The special assessment may be less for SAIF-insured deposits held by banks (sometimes referred to as "Oakar Deposits"). In addition to the special assessment on SAIF deposits, the bills also contemplate a special assessment on deposits which are insured by the BIF. This assessment on BIF-insured deposits presumably would be to provide financial support to pay interest on FICO bonds. At December 31, 1995, the Corporation's subsidiaries held approximately $1.4 billion in SAIF-insured deposits, approximately $1.0 billion of which were Oakar Deposits. Should the proposed legislation be adopted at the levels indicated, the Corporation would be required to recognize as an expense aggregate SAIF assessments at the time the legislation is passed. Assuming a one-time assessment of $.90 per $100 of SAIF-insured deposits, the estimated impact would be approximately $7 million after taxes. This impact would be reduced if Oakar Deposits should be assessed at a lower rate.

TAXES

     Applicable income taxes consist of provisions for Federal and state income taxes totaling $65.3 million in 1995, an effective rate of 32.5%. This compares to applicable income taxes of $25.5 million in 1994 and $41.2 million in 1993 (in the case of 1993, before an extraordinary item and the cumulative effect of accounting changes). These amounts equate to effective tax rates of 27.9% and 29.8%, respectively, in 1994 and 1993. The variances from statutory rates (35% for all three years) are attributable to tax-exempt income from investment securities and loans and the effect of state income taxes. For additional information regarding the Corporation's effective tax rates for all periods, see
Note 16 to the consolidated financial statements.

     The realization of approximately $7.3 million of the net deferred tax asset of $39.1 million is dependent upon the generation of future taxable income sufficient to offset future deductions. Management believes that, based upon historical earnings and anticipated future earnings, normal operations will continue to generate sufficient future taxable income to realize all of these benefits. Therefore, no extraordinary strategies are deemed necessary by management to generate sufficient income for purposes of realizing the net deferred tax asset.

     The criteria for recognition of net deferred tax assets for regulatory capital purposes are more stringent than for financial statement purposes and allow only limited anticipation of future taxable income. Accordingly, $2.2 million of the Corporation's net deferred tax asset does not qualify as capital for regulatory purposes.

                          FINANCIAL CONDITION ANALYSIS

     At December 31, 1995, the Corporation reported $11.3 billion of total assets compared to $11.0 billion ($10.0 billion prior to restatement for the Capital acquisition) at the end of 1994. At year end Union Planters Corporation was the second-largest independent bank holding company headquartered in Tennessee. Average assets were $11.0 billion in 1995, compared to $10.9 billion and $9.7 billion, respectively, in 1994 and 1993.

INVESTMENT SECURITIES

     The Corporation's investment securities portfolio of $2.8 billion at December 31, 1995, consisted entirely of available for sale securities which are carried on the consolidated balance sheet at fair value. These securities had net unrealized gains at year end of $34.7 million. At December 31, 1994, the investment portfolio was $3.1 billion comprised of $1.9 billion of available for sale securities and $1.2 billion of held to maturity securities which were carried on the consolidated balance sheet at amortized cost. The decrease in the amount of investment securities in 1995 was due to the additional funding required to support loan growth during the year. Note 4 to the consolidated financial statements provides the composition of the portfolio and a breakdown of the maturities of the portfolio at year end.

     Effective September 30, 1995, the Corporation transferred approximately $1.0 billion of held to maturity securities to the available for sale securities portfolio. The transfer included all of the Corporation's held to maturity securities portfolio and management is unable at this time to predict if or when the Corporation will again maintain a held to maturity securities portfolio. The transfer had no impact on earnings. The transfer was made in response to the following specific factors which arose during the third quarter of 1995 and led management and the Board of Directors to change its intent to hold these securities to maturity: (i) The success of the Corporation's 1994 credit card solicitation became apparent in the third quarter of 1995 as the introductory rate stage ended. This growth was funded primarily by available for sale securities. (ii) A decision was made during the third quarter to engage in an additional credit card solicitation which is expected to increase loans by approximately $80 to $120 million. Funding will be provided from securities sales. (iii) The Corporation is engaged in an internal reorganization of its banking subsidiaries and requires flexibility to restructure the balance sheets of these subsidiaries. (iv) The Corporation's acquisition of Capital became probable in the third quarter of 1995 (consummated at year end). Funding of loan opportunities in the Missouri markets served by Capital can be provided by sales of available for sale securities. Overall this transfer will provide the additional funding sources necessary to manage specific interest-rate and liquidity considerations which all of these factors present.

     During December, 1995, Capital moved all of the securities in its held to maturity securities portfolio to the available for sale securities portfolio. Management anticipates that as additional financial institutions are acquired, their held to maturity securities, if any, will be transferred to the available for sale securities portfolio to conform to the Corporation's accounting policies and management's lack of intent to hold securities to maturity.

     U.S. Treasury and U.S. Government agency obligations represented approximately 78% of the investment securities portfolio at December 31, 1995. The Corporation has some credit risk in the investment securities portfolio, however, management does not consider that risk to be significant and does not believe that cash flows will be significantly impacted.

     The REMIC and CMO issues held in the investment securities portfolio are 96% U.S. Government agencies issues; the remaining 4% are readily marketable, collateralized mortgage obligations backed by agency-pooled collateral or whole loan collateral. All nonagency issues held are currently rated "AAA" by either Standard & Poors or Moodys. Approximately 62% of the REMIC and CMO portions of the portfolio is in floating-rate issues, the majority being indexed to LIBOR or PRIME. Normal practice is to purchase investment securities at or near par value to reduce risk of premium write-offs resulting from unexpected prepayments. The limited credit risk in the investment securities portfolio consists of the holdings of municipal obligations; nonagency CMOs and mortgage-backed securities; and corporate stocks, notes, debentures and mutual funds which accounted for 18.4%, 1.0%, and 2.6%, respectively, of the investment securities portfolio at December 31, 1995.

     At December 31, 1995, the Corporation had approximately $44.4 million of structured notes (as currently defined by regulatory agencies), which constitutes approximately 1.6% of the investment securities portfolio. Structured notes have uncertain cash flows which are driven by interest-rate movements and may expose a company to greater market risk than traditional medium-term notes. All of the Corporation's investments of this type are government agency issues (primarily Federal Home Loan Bank and Federal National Mortgage Association). The structured notes vary in type but primarily include step-up bonds and index-amortizing notes. These securities had an unrealized loss of $376,000 at December 31, 1995. The market risk of these securities is not considered material to the Corporation's financial position, results of operations, or liquidity.

LOANS

     At December 31, 1995, loans were $7.1 billion which compares to $6.7 billion at year end 1994. Average loans for 1995 were $7.0 billion compared to $6.1 billion and $5.1 billion, respectively, for 1994 and 1993. The Corporation's loan to deposit ratio was 75% at December 31, 1995, compared to 73% at the end of 1994. For 1995, loans were 69% of the Corporation's average earning assets compared to 61% and 57%, respectively, for 1994 and 1993.

     Table 7 provides the composition of the loan portfolio for each of the last five years. The largest component of the portfolio is loans secured by single family residential mortgages which totaled $2.3 billion at December 31, 1995, or 33% of the loan portfolio. Consumer loans were the second-largest component and included home equity loans of $167 million, or 2% of the loan portfolio; credit cards and related plans of $387 million, or 5% of the loan portfolio; and other consumer loans which totaled $1.1 billion, or 16% of the portfolio. Commercial, financial, and agricultural loans and other real estate loans (primarily commercial real estate loans), represented $1.5 billion and $1.3 billion, respectively, of the portfolio at year end which constituted 20% and 18%, respectively, of the portfolio. Real estate construction loans were $323 million at December 31, 1995, or 5% of the portfolio. Direct lease financing represented 1% of the portfolio at December 31, 1995, or $60 million.

     The growth in 1995 related primarily to consumer loans, and in particular credit card loans, and was directly related to a consumer loan marketing program. Loans outstanding arising from the 1994 marketing program were $264 million and $145 million, respectively, at December 31, 1995 and 1994, and accounted for almost all of the increase in this category of loans. All other consumer loans increased $120.5 million. Commercial, financial, and agricultural loans declined $61.0 million year to year due primarily to a decline in commodity loans. Between 1994 and 1995, real estate construction loans and direct lease financing increased $31.0 million and $19.9 million, respectively.

     Management expects slower loan growth in 1996. Additional consumer loan marketing efforts are planned which are projected to further increase consumer loans by approximately $80 to $120 million. Loan growth and loan quality will continue to be emphasized by all of the Corporation's subsidiary banks. Loan growth opportunities will be dependent on the local economies in which the banks operate.

ALLOWANCE FOR LOSSES ON LOANS

     The allowance for losses on loans (the "allowance") at December 31, 1995 was $133.5 million, or 1.89% of loans, which compares to $134.0 million, or 1.99% of loans, at December 31, 1994. Management's policy is to maintain the allowance at a level deemed sufficient to absorb estimated losses in the loan portfolio. The allowance is reviewed quarterly according to the methodology described in Note 1 to the consolidated financial statements. Tables 8 and 10 provide detailed information regarding the allowance for each of the last five years.

     Net charge-offs for 1995 were $25.5 million, or .36% of average loans, which was an increase of $19.8 million from 1994. Net charge-offs as a percentage of average loans were .09% and .28%, respectively, in 1994 and 1993. The increase related predominately to consumer loans which increased $14.0 million ($10.2 million credit card related and $3.8 million other consumer loans). The increase in credit card charge-offs is consistent with the growth in the portfolio discussed earlier and the increase in other consumer loans is consistent with industry trends. Commercial, financial, and agricultural net charge-offs increased $3.9 million.

     Further increases in credit card charge-offs in 1996 are expected and this will likely result in an increase in the provision for losses on loans. Management expects that the newly acquired credit card portfolio will begin to season and mature as the balances phase out of the introductory rate. Losses are expected to stabilize about 18 months after the issuance of the cards, which will be mid-1996 for the loans arising from the 1994 marketing program. Additional marketing efforts were initiated in 1995 and will continue in 1996 which will also impact the level of losses.

     The level of charge-offs in the other segments of the loan portfolio are dependent upon economic conditions in the markets in which these loans are made which makes it difficult to predict the level of the charge-offs. The provision for losses on loans is expected to increase commensurate with loan growth in addition to the factors discussed above.

LOAN CONCENTRATIONS

     Management believes that the loan portfolio is adequately diversified. The loan portfolio is spread over seven states (Tennessee, Mississippi, Missouri, Arkansas, Louisiana, Alabama, and Kentucky). Reference is made to Table 15 which provides total loans by subsidiary and by state at December 31, 1995. At December 31, 1995, the Corporation had no concentrations of loans to a single industry equaling 10% or more of total loans.

     The largest concentration of loans is in single family residential loans, comprising 33% of the loan portfolio, which historically have had low loss experience. Management has emphasized diversification between large and smaller-sized loans in an effort to lessen risk in the portfolio. At December 31, 1995, the Corporation's largest loan relationship was $23.2 million and there were only 28 relationships of $10 million or more, which constituted in the aggregate less than 5% of the total loan portfolio.

NONPERFORMING ASSETS

     Nonperforming assets are comprised of nonaccrual loans, restructured loans, other real estate owned, and other foreclosed properties. At December 31, 1995, nonperforming assets were $41.9 million, or .59% of loans and foreclosed properties. This compares to $29.2 million, or .43% of loans and foreclosed properties, at December 31, 1994. Table 9 presents a summary of nonperforming assets for each of the last five years.

     Nonperforming loans (consisting of nonaccrual loans and restructured loans) were $34.2 million, or .48% of loans, at December 31, 1995 which compares to $21.8 million, or .32% of loans, at December 31, 1994. The increase relates to nonaccrual loans which increased $13.3 million. Loans 90 days or more past due increased $12.0 million to $18.3 million, or .26% of loans, at December 31, 1995. This compares to $6.3 million, or .09% of loans at December 31, 1994. Credit card loans and other consumer loans accounted for approximately 70% of the increase.

     A breakdown of nonaccrual loans and loans 90 days or more past due and not on nonaccrual status is as follows:

                                                                                 LOANS 90 DAYS
                                                        NONACCRUAL LOANS        OR MORE PAST DUE
                                                       ------------------      ------------------
                                                          DECEMBER 31,            DECEMBER 31,
                                                       ------------------      ------------------
                      LOAN TYPE                         1995       1994         1995       1994
-----------------------------------------------------  -------    -------      -------    -------
                                                                 (DOLLARS IN THOUSANDS)
Secured by single family residential.................  $12,149    $ 6,806      $ 5,084    $ 2,786
Secured by nonfarm nonresidential....................    5,037      3,182          383        314
Other real estate....................................    4,578        944          560        320
Commercial, financial, and agricultural, including
  direct lease financing.............................    7,848      7,039        2,468      1,138
Credit card and related plans........................       15         65        5,269        277
Other consumer.......................................    3,220      1,496        4,553      1,437
                                                       -------    -------      -------    -------
          Total......................................  $32,847    $19,532      $18,317    $ 6,272
                                                       =======    =======      =======    =======

     Asset quality indicators are currently at acceptable levels although there has been an increase in nonperforming and past due loans. There may be some additional increase in nonperforming asset levels, however, no significant increases are anticipated.

POTENTIAL PROBLEM ASSETS

     Potential problem assets consist of assets which are generally secured and are not currently considered nonperforming and include those assets where information about possible credit problems has caused management to have serious doubts as to the ability of the borrowers to comply with present repayment terms. Historically, such assets have been loans which have ultimately become nonperforming. At December 31, 1995, the Corporation had potential problem assets (all loans) aggregating $15.6 million, comprised of 30 loans, the largest being $5.8 million.

OTHER EARNING ASSETS

     Other earning assets include interest-bearing deposits at financial institutions, federal funds sold, securities purchased under agreements to resell, trading account assets, and loans held for resale. At December 31, 1995, these assets totaled $561 million, 5.39% of the Corporation's earning assets. This compares to $227 million, or 2.26% of earning assets at December 31, 1994.

     The increase over 1994 is attributable to an increase in federal funds sold as a temporary investment of the Corporation's excess liquidity. The other significant component of this category was trading account assets which represents the government-guaranteed portions of SBA loans. Management considers the interest-rate and credit risk related to all of these assets to be minimal.

DEPOSITS

     The Corporation's deposit base is its primary source of liquidity and consists of deposits from the communities served by the Corporation. At December 31, 1995, the Corporation had the largest deposit base of any independent bank holding company headquartered in Tennessee. Tables 4 and 6 present the components of the Corporation's average deposits.

     At December 31, 1995, the Corporation had total deposits of $9.4 billion, an increase of 2% over December 31, 1994. Average deposits were $9.3 billion in 1995 compared to $9.1 billion and $8.4 billion, respectively, in 1994 and 1993. The growth has been primarily in noninterest bearing deposits, other time deposits, and certificates of deposit of $100,000 and over and is attributable primarily to acquisitions. Excluding acquisitions, total deposits have declined in each of the last three years. Approximately $90 million of the decline relates to the sale of certain branches required as a condition to receiving prior regulatory approval to consummate the acquisition of Grenada. As shown below there has been no significant shift in the mix of deposits.

     The composition of average deposits over the last three years was as follows:

                          TYPE OF DEPOSITS                            1995       1994       1993
--------------------------------------------------------------------  ----       ----       ----
Noninterest-bearing deposits........................................   14%        14%        14%
Money market deposits...............................................   15         17         22
Savings deposits....................................................   20         21         16
Other time deposits.................................................   43         41         40
Certificates of deposit of $100,000 and over........................    8          7          8

CAPITAL AND DIVIDENDS

     Shareholders' equity increased $161.2 million in 1995 to $966.3 million, or 8.57% of total assets at December 31, 1995. This compares to shareholders' equity of $805.1 million, or 7.33% of total assets at December 31, 1994. The primary sources of growth in shareholders' equity in 1995 were the retention of net earnings of $84.6 million, the positive impact of the net change in the unrealized gain (loss) on available for sale securities of $50.1 million, and net stock transactions in connection with acquisitions, the dividend reinvestment plan, and employee benefit plans of $26.5 million. The consolidated statement of changes in shareholders' equity details the changes in equity for the last three years.

     The fair-value adjustment of the Corporation's available for sale securities portfolio, which is recorded net of taxes as a component of shareholders' equity, may change significantly as market conditions change. At December 31, 1994, the adjustment resulted in a reduction of shareholders' equity of $28.7 million compared to an increase of $21.4 million at December 31, 1995, a net change of $50.1 million. Further volatility in shareholders' equity may occur in the future as market conditions change. This adjustment is excluded from the calculation of regulatory capital.

     The Corporation and its subsidiaries must comply with the capital guidelines established by the regulatory agencies that supervise their operations. These agencies have adopted a system to monitor the capital adequacy of all insured financial institutions. The system includes ratios based on the risk-weighting of on- and off-balance-sheet transactions. If an institution's ratios should fall below certain levels, it would become subject to regulatory actions. The system the agencies have adopted classifies institutions into five capital categories ranging from well-capitalized to critically undercapitalized. The well-capitalized category requires a leverage ratio of at least 5%, a Tier 1 capital to risk-weighted assets ratio of at least 6%, and a total capital to risk-weighted assets ratio of at least 10%. Table 13 presents the Corporation's regulatory capital ratios for the last three years. At December 31, 1995, the Corporation and all of its insured financial institutions qualified as well-capitalized institutions.

     At December 31, 1995, the Corporation's leverage ratio was 8.09% and its Tier 1 and total capital to risk-weighted assets capital ratios were 12.64% and 16.35%, respectively, which are well above the regulatory minimums. These ratios compare to 7.15%, 11.88%, and 14.27%, respectively, at December 31, 1994. The improvement in these ratios is attributable to the continued profitability of the Corporation. The total capital to risk-weighted assets ratio increased significantly due to the issuance of $100 million of subordinated capital notes in the fourth quarter of 1995 which qualified as Tier 2 capital. Reference is made to Note 9 to the consolidated financial statements for additional information regarding these notes.

     The Corporation declared dividends on its Common Stock of $39.9 million in 1995 and $20.1 million in 1994. On a per share basis, this represented an 11% increase to $.98 per share for 1995 compared to $.88 per share in 1994. Effective January 18, 1996, the regular quarterly dividend on the Corporation's Common Stock was increased by the Board of Directors by 8% to $.27 per share ($1.08 per share annually). Dividends declared on the Corporation's Preferred Stocks outstanding in 1995 totaled $7.3 million compared to $8.6 million in 1994. The reduction was due to the redemption of one series of preferred stock and the conversion of another series of preferred stock to common stock. Various institutions acquired by the Corporation paid common and preferred dividends prior to acquisition, which are detailed in the consolidated statement of changes in shareholders' equity.

     The primary sources of dividends paid by the Corporation to its shareholders are dividends and management fees received from its subsidiaries, interest on investment securities, and interest on loans to subsidiaries. Payment of dividends by the Corporation's banking subsidiaries is subject to various statutory limitations which are described in Note 12 to the consolidated financial statements.

Reference is made to the "Liquidity" discussion for additional information regarding the parent company's liquidity.

ASSET/LIABILITY MANAGEMENT

     The Corporation's assets and liabilities are principally financial in nature and the resultant earnings thereon, primarily net interest income, are subject to changes as a result of changes in interest rates and the mix of the various assets and liabilities. Interest rates in the financial markets impact the Corporation's decisions on pricing its assets and liabilities which impacts net interest income, the Corporation's primary cash flow stream. As a result, the substantial part of the Corporation's risk management activities are devoted to managing interest-rate risk.

  Interest-Rate Risk

     One of the most important aspects of management's efforts to sustain long-term profitability for the Corporation is the management of interest-rate risk. Management's goal is to maximize net interest income within acceptable levels of interest-rate risk and liquidity. To achieve this goal, a proper balance must be maintained between assets and liabilities with respect to size, maturity, repricing, rate of return, and degree of risk.

     The Corporation's Funds Management Committee oversees the conduct of global asset/liability management. The Committee reviews the asset/liability structure and interest-rate risk of each subsidiary and the consolidated Corporation at least quarterly. Each subsidiary is granted autonomy in managing its balance sheet, however, the Corporation requires each subsidiary to establish policies for proper conduct of its balance sheet management. These policies must contain, at a minimum, limits on interest-rate sensitivity, guidelines for liquidity management, and capital-level guidelines.

     The Corporation uses interest-rate sensitivity ("GAP") analysis to monitor the amount and timing of balances exposed to changes in interest rates, as shown in Table 11. The analysis has been made at a point-in-time and could change significantly on a daily basis. The GAP report alone cannot be used to evaluate the impact of or predict how the Corporation is positioned to react to changing interest rates. Other methods such as simulation analysis are used to measure interest-rate risk.

     At December 31, 1995, the GAP report indicated that the Corporation was asset sensitive with $539 million more assets than liabilities repricing within one year. At 5% of total assets, this position was within management's guidelines of 10% of total assets. Generally, this position would indicate that over the course of one year a downward trend in interest rates will negatively impact net interest income.

     Balance sheet simulation analysis has been conducted at year end to determine the impact on net interest income for the coming twelve months under several interest-rate scenarios. One such scenario uses rates at December 31, 1995, and holds the rates and volumes constant for simulation. When this position is subjected to immediate and parallel shifts in interest rates ("rate shock") of 200 basis points rising and 200 basis points falling, the annual impact on the Corporation's net interest income was a positive $29.5 million and a negative $33.9 million pretax, respectively. Another simulation uses a "most likely" scenario of rates falling 50 basis points resulting in a $6.0 million pretax decrease in net interest income from the constant rate/volume projection. These scenarios are within the Corporation's policy limit of 5% of shareholders' equity.

     The actual impact of changing interest rates on net interest income is dependent on a number of factors such as the growth of earning assets, the mix of earning assets and interest-bearing liabilities, the magnitude of the interest-rate changes, the timing of the repricing of assets and liabilities, interest-rate spreads, and the asset/liability strategies implemented by management.

  Liquidity

     Liquidity for the Corporation is its ability to meet cash flow requirements for deposit withdrawals, to make new loans and satisfy loan commitments, to take advantage of attractive investment opportunities, and to repay borrowings when they mature. As discussed previously, the Corporation's primary source of liquidity is its deposit base, available for sale securities and other earning assets (as previously defined). Liquidity is also achieved through short-term borrowings, borrowing under available lines of credit, and issuance of securities and debt instruments in the marketplace.

     Parent company liquidity is maintained by dividends from subsidiaries, interest on advances to subsidiaries, interest on the available for sale securities portfolio, and management fees charged to subsidiaries. The number of financial institutions owned by the Corporation provides a diversified base for the payment of dividends should one or more of the subsidiaries have capital needs and be unable to pay dividends to the parent company. At December 31, 1995, the parent company had cash and short-term investments totaling $78.2 million. The parent company's net working capital position at December 31, 1995 was $252.1 million.

     At January 1, 1996, the parent company could have received dividends from subsidiaries of $35.0 million without prior regulatory approval. The payment of additional dividends will be dependent on the future earnings of the subsidiaries. Management believes that the parent company has adequate liquidity to meet its cash needs, including the payment of its regular dividends, servicing of its long-term debt and cash needed for acquisitions.

     At December 31, 1995, the parent company had no outstanding lines of credit and had no commercial paper outstanding. In November 1995, the parent company issued $100 million of 6 3/4% Subordinated Capital Notes (see Note 9 to the consolidated financial statements). The notes qualify as Tier 2 capital. The proceeds are available for general corporate purposes, including the acquisition of other financial institutions.

OFF-BALANCE-SHEET INSTRUMENTS

     The Corporation, on a limited basis, uses off-balance-sheet financial instruments to manage interest-rate risk. Note 17 to the consolidated financial statements presents detailed information regarding the Corporation's off-balance-sheet exposure.

     The Corporation entered into certain interest-rate swaps for purposes other than trading during 1993 to synthetically alter the repricing and maturity characteristics of certain on-balance-sheet assets and liabilities. Other than the variable maturity feature of the interest-rate swap related to loans, the interest-rate swaps are straightforward and noncomplex. The Corporation's total notional amount outstanding at December 31, 1995 was $200 million. In 1995, management terminated certain outstanding FHLB advances and the related interest-rate swap in connection with the reorganization of one of the Corporation's subsidiaries. The impact of termination was not significant. On January 5, 1996, $109 million of the $150 million loan swap outstanding at year end matured. Management does not consider its remaining interest-rate swaps ($91 million notional amount at January 5, 1996) significant and it is considered likely that these swaps will mature by May of 1996.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The disclosures regarding the fair value of financial instruments are included in Note 18 to the consolidated financial statements along with a summary of the methods and assumptions used by the Corporation in determining fair value. The differences between the fair values and book values are caused primarily by differences between contractual and market interest rates. Fluctuations in the fair values will occur from period-to-period due to changes in the composition of the balance sheet and changes in interest rates. Management does not use the fair-value information disclosed in Note 18 to manage the Corporation. Other methods, including the asset/liability management philosophy discussed previously, are used. Comparisons of the fair-value information with other financial institutions may not be meaningful due to the different assumptions used in determining fair value.

FOURTH QUARTER RESULTS

     The Corporation reported net earnings of $25.3 million, or $.50 per fully diluted common share, for the fourth quarter of 1995 compared to a net loss of $14.6 million, or $.39 per fully diluted common share, in 1994. Reference is made to Table 14 for a summary of the Corporation's quarterly operating results for the past two years.

     As discussed earlier, the fourth quarter 1995 results included the acquisition of Capital and the merger-related expenses of $9.5 million after-tax incurred in connection with the acquisition. Results for the fourth quarter of 1994 included a $27.2 million after-tax charge related to the Grenada merger and the restructuring of operations of the Corporation and a $9.7 million after-tax expense related to a consumer loan marketing program. Fourth quarter 1994 results also included an after-tax loss of $8.4 million on available for sale securities sold. Earnings before these charges would have been $34.8 million in 1995 compared to $30.7 million for the fourth quarter of 1994.

     Net interest income was $114.0 million for the fourth quarter of 1995, 3.7% higher than the fourth quarter of 1994. The net interest margin was 4.57%, 12 basis points higher than 1994. The interest-rate spread was 3.85%, a decrease of three basis points from the fourth quarter of 1994. The improvement resulted from loan growth and a higher net interest margin. Average loans increased 10.4% compared to the fourth quarter of 1994.

     Noninterest income, excluding investment securities transactions, increased $11.7 million to $40.9 million for the fourth quarter of 1995 compared to the same period in 1994. The increase was from service charges on deposit accounts, bank card income, and profits and commissions from the SBA trading operations. The fourth quarter of 1995 included investment securities gains of $320,000 which compares to investment securities losses of $12.5 million for the same period in 1994.

     Noninterest expense for the quarter was $103.9 million compared to $150.3 million for the fourth quarter of 1994. The decrease relates to a decline in FDIC deposit insurance expense and merger-related expenses in 1995. Also, 1994 included significant restructuring and other charges which did not recur in 1995.

IMPACT OF PROPOSED ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed
Of " which is effective for fiscal years beginning after December 15, 1995. This statement addresses situations where information indicates that a company might be unable to recover, through future operations or sales, the carrying amount of long-lived assets, identifiable intangibles, and goodwill related to those assets. A company must first determine whether existing conditions indicate an impairment might exist. If an indicator of impairment should exist, the company must determine if impairment exists using undiscounted cash flow analysis. If impairment exists, the company must determine the amount of impairment using discounted cash flow analysis. The Corporation adopted this standard prospectively on January 1, 1996. The adoption of SFAS No. 121 is not expected to have a material impact on the Corporation, since the Corporation's existing policies for determining impairment of assets are similar to the new standard.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" which is effective for fiscal years beginning after December 15, 1995. This statement defines a fair-value based method of accounting for employee stock options or similar equity instruments and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation for those plans using the intrinsic value based method currently prescribed by Accounting Principles Board Opinion No. 25 provided certain pro forma disclosures are made that disclose what the impact on net earnings would have been had the company adopted the accounting provisions of SFAS No. 123. The Corporation plans to continue the current accounting and make the disclosures required by SFAS No. 123. Therefore, there will be no impact on the Corporation from adopting this standard.

                   TABLE 1.  SUMMARY OF CONSOLIDATED RESULTS

                                                                   YEARS ENDED DECEMBER 31,
                                                   ---------------------------------------------------------
                                                     1995        1994        1993        1992        1991
                                                   ---------   ---------   ---------   ---------   ---------
                                                                    (DOLLARS IN THOUSANDS)
Interest income..................................  $ 836,682   $ 727,965   $ 635,546   $ 554,209   $ 570,245
Interest expense.................................   (389,251)   (304,851)   (260,513)   (248,998)   (313,708)
                                                   ---------   ---------   ---------   ---------   ---------
NET INTEREST INCOME..............................    447,431     423,114     375,033     305,211     256,537
PROVISION FOR LOSSES ON LOANS....................    (22,231)     (4,894)    (17,950)    (29,071)    (35,960)
                                                   ---------   ---------   ---------   ---------   ---------
NET INTEREST INCOME AFTER PROVISION FOR LOSSES ON
  LOANS..........................................    425,200     418,220     357,083     276,140     220,577
NONINTEREST INCOME
  Service charges on deposit accounts............     71,611      55,551      49,490      37,750      35,931
  Bank card income...............................     20,103      10,953      10,393       8,787       7,808
  Mortgage servicing income......................      9,835       9,621       9,595       9,753       8,337
  Trust service income...........................      8,010       7,990       7,643       6,921       6,944
  Profits and commissions from trading
    activities...................................     10,441       6,639      13,787      13,417      15,875
  Other income...................................     37,176      28,149      31,247      23,365      20,520
                                                   ---------   ---------   ---------   ---------   ---------
         Total noninterest income................    157,176     118,903     122,155      99,993      95,415
                                                   ---------   ---------   ---------   ---------   ---------
NONINTEREST EXPENSE
  Salaries and employee benefits.................    171,325     175,218     163,711     125,769     116,576
  Net occupancy expense..........................     27,192      28,041      25,393      20,793      18,196
  Equipment expense..............................     30,156      28,698      25,989      20,331      18,209
  Other expense..................................    141,580     137,503     121,226     106,273      90,304
                                                   ---------   ---------   ---------   ---------   ---------
         Total noninterest expense...............    370,253     369,460     336,319     273,166     243,285
                                                   ---------   ---------   ---------   ---------   ---------
         EARNINGS BEFORE OTHER OPERATING ITEMS,
           INCOME TAXES, EXTRAORDINARY ITEM, AND
           ACCOUNTING CHANGES....................    212,123     167,663     142,919     102,967      72,707
OTHER OPERATING ITEMS
  Investment securities gains (losses)...........        476     (20,298)      4,506      14,019       2,633
  Restructuring charges..........................         --     (28,929)         --          --          --
  Merger-related expenses........................    (11,911)    (14,862)     (2,113)         --          --
  Consumer loan marketing program expenses.......         --     (14,446)         --          --          --
  Gain on sale of collateral related to a
    troubled debt restructuring..................         --          --         901       3,513          --
  Write-off of intangibles.......................         --          --      (1,209)         --      (1,053)
  Accelerated amortization of mortgage servicing
    rights.......................................         --          --        (500)     (8,200)         --
  Accelerated amortization of other
    intangibles..................................         --          --      (1,385)     (1,649)         --
  Provisions for conversion of data processing
    systems......................................         --          --      (4,424)         --          --
  Provisions for abandoned property..............         --          --          --      (5,200)     (1,643)
  Provisions for litigation settlements..........         --          --        (500)     (9,450)     (9,925)
  Favorable litigation settlement................         --       2,200          --          --          --
                                                   ---------   ---------   ---------   ---------   ---------
         EARNINGS BEFORE INCOME TAXES,
           EXTRAORDINARY ITEM, AND ACCOUNTING
           CHANGES...............................    200,688      91,328     138,195      96,000      62,719
Applicable income taxes..........................    (65,286)    (25,467)    (41,168)    (27,048)    (14,443)
                                                   ---------   ---------   ---------   ---------   ---------
         EARNINGS BEFORE EXTRAORDINARY ITEM AND
           ACCOUNTING CHANGES....................    135,402      65,861      97,027      68,952      48,276
Extraordinary item -- defeasance of debt, net of
  taxes..........................................         --          --      (3,206)         --          --
Accounting changes
  Postretirement/postemployment benefits.........         --          --      (5,907)         --          --
  Income taxes...................................         --          --      11,689          --          --
                                                   ---------   ---------   ---------   ---------   ---------
         NET EARNINGS............................  $ 135,402   $  65,861   $  99,603   $  68,952   $  48,276
                                                   ==========  ==========  ==========  ==========  ==========

           TABLE 2.  CONTRIBUTION TO FULLY DILUTED EARNINGS PER SHARE

                                                              YEARS ENDED DECEMBER 31,
                                                   -----------------------------------------------
                                                    1995      1994      1993      1992      1991
                                                   -------   -------   -------   -------   -------
Net interest income -- FTE.......................  $  9.37   $ 10.01   $  9.10   $  8.31   $  7.68
Provision for losses on loans....................    (0.45)    (0.11)    (0.42)    (0.76)    (1.03)
                                                   -------   -------   -------   -------   -------
Net interest income after provision for losses on
  loans -- FTE...................................     8.92      9.90      8.68      7.55      6.65
Noninterest income
  Service charges on deposit accounts............     1.44      1.26      1.15      0.99      1.03
  Bank card income...............................     0.41      0.25      0.24      0.23      0.22
  Mortgage servicing income......................     0.20      0.22      0.22      0.25      0.24
  Trust service income...........................     0.16      0.18      0.18      0.18      0.20
  Profits and commissions from trading
     activities..................................     0.21      0.15      0.32      0.35      0.45
  Investment securities gains (losses)...........     0.01     (0.46)     0.10      0.37      0.08
  Other income...................................     0.75      0.69      0.75      0.70      0.58
                                                   -------   -------   -------   -------   -------
          Total noninterest income...............     3.18      2.29      2.96      3.07      2.80
                                                   -------   -------   -------   -------   -------
Noninterest expense
  Salaries and employee benefits.................    (3.45)    (3.97)    (3.79)    (3.28)    (3.34)
  Net occupancy expense..........................    (0.55)    (0.64)    (0.59)    (0.54)    (0.52)
  Equipment expense..............................    (0.61)    (0.65)    (0.60)    (0.53)    (0.52)
  Other expense..................................    (3.09)    (4.44)    (3.05)    (3.42)    (2.95)
                                                   -------   -------   -------   -------   -------
          Total noninterest expense..............    (7.70)    (9.70)    (8.03)    (7.77)    (7.33)
                                                   -------   -------   -------   -------   -------
          Earnings before income taxes -- FTE,
            extraordinary item, and accounting
            changes..............................     4.40      2.49      3.61      2.85      2.12
Applicable income taxes -- FTE...................    (1.67)    (0.99)    (1.36)    (1.05)    (0.74)
                                                   -------   -------   -------   -------   -------
          Earnings before extraordinary item and
            accounting changes...................     2.73      1.50      2.25      1.80      1.38
Extraordinary item and accounting changes, net of
  taxes..........................................       --        --      0.06        --        --
Preferred stock dividends........................    (0.03)    (0.22)    (0.07)    (0.07)    (0.03)
                                                   -------   -------   -------   -------   -------
          Net earnings...........................  $  2.70   $  1.28   $  2.24   $  1.73   $  1.35
                                                   =======   =======   =======   =======   =======
Change in net earnings applicable to fully
  diluted earnings per share using previous year
  average shares outstanding.....................  $  1.76   $ (0.93)  $  0.78   $  0.55   $  0.24
Change in average shares outstanding.............    (0.34)    (0.03)    (0.27)    (0.17)     0.05
                                                   -------   -------   -------   -------   -------
          Change in net earnings.................  $  1.42   $ (0.96)  $  0.51   $  0.38   $  0.29
                                                   =======   =======   =======   =======   =======
Average fully diluted shares (in thousands)......   49,618    44,083    43,144    38,307    34,922
                                                   =======   =======   =======   =======   =======

---------------

FTE -- Fully taxable-equivalent

     TABLE 3.  ACQUISITIONS -- BALANCES AT RESPECTIVE DATES OF ACQUISITION

                                           1995                                  1994                      1993
                            ----------------------------------   ------------------------------------   ----------
                             CAPITAL      OTHERS      TOTAL       GRENADA       OTHERS       TOTAL        TOTAL
                            ----------   --------   ----------   ----------   ----------   ----------   ----------
                                                            (DOLLARS IN THOUSANDS)
ASSETS
  Interest-bearing
    deposits at financial
    institutions..........  $    2,199   $    168   $    2,367   $      996   $   31,712   $   32,708   $   16,998
  Loans, net of unearned
    income................     829,162     94,516      923,678    1,737,970      712,597    2,450,567      649,153
  Allowance for losses on
    loans.................     (18,356)    (1,361)     (19,717)     (33,068)     (11,120)     (44,188)     (16,607)
                            ----------   --------   ----------   ----------   ----------   ----------   ----------
         Net loans........     810,806     93,155      903,961    1,704,902      701,477    2,406,379      632,546
  Investment securities...     118,518     50,855      169,373      518,506      366,677      885,183      422,187
  Intangible assets.......       9,075      6,533       15,608        7,960       11,897       19,857       18,188
  Cash and cash
    equivalents...........     120,273     18,252      138,525      166,123       95,010      261,133      119,424
  Other real estate owned,
    net...................       2,494         96        2,590        2,945        1,554        4,499        3,371
  Premises and equipment..      25,864      3,309       29,173       42,247       23,603       65,850       27,797
  Other assets............      15,840      2,896       18,736       74,292       21,237       95,529       19,178
                            ----------   --------   ----------   ----------   ----------   ----------   ----------
         TOTAL ASSETS.....  $1,105,069   $175,264   $1,280,333   $2,517,971   $1,253,167   $3,771,138   $1,259,689
                            ==========   =========  ==========   ==========   ==========   ==========   ==========
LIABILITIES
  Deposits................  $  987,564   $151,080   $1,138,644   $2,259,813   $1,086,155   $3,345,968   $1,111,644
  Other interest-bearing
    liabilities...........      30,682         --       30,682       56,286       35,677       91,963       18,903
  Other liabilities.......      12,004      4,032       16,036       28,150       16,686       44,836       17,575
                            ----------   --------   ----------   ----------   ----------   ----------   ----------
         TOTAL
           LIABILITIES....  $1,030,250   $155,112   $1,185,362   $2,344,249   $1,138,518   $3,482,767   $1,148,122
                            ==========   =========  ==========   ==========   ==========   ==========   ==========
PURCHASE PRICE/CAPITAL
  CONTRIBUTION/EQUITY AT
  RESPECTIVE DATES OF
  ACQUISITION FOR
  POOLINGS................  $   74,819   $ 20,152   $   94,971   $  173,722   $  114,649   $  288,371   $  111,567
                            ==========   =========  ==========   ==========   ==========   ==========   ==========

---------------

Amounts are balances of the institutions acquired at their respective dates of acquisition except for certain poolings of interest which were not considered significant and whose balances are as of January 1 of the year in which they were acquired. (See Note 2 to the consolidated financial statements for additional information.)

           TABLE 4.  AVERAGE BALANCE SHEET AND AVERAGE INTEREST RATES

                                                                       YEARS ENDED DECEMBER 31,
                                     --------------------------------------------------------------------------------------------
                                                 1995                            1994                            1993
                                     -----------------------------   -----------------------------   ----------------------------
                                                  INTEREST   FTE                  INTEREST   FTE                 INTEREST   FTE
                                       AVERAGE    INCOME/   YIELD/     AVERAGE    INCOME/   YIELD/    AVERAGE    INCOME/   YIELD/
                                       BALANCE    EXPENSE    RATE      BALANCE    EXPENSE    RATE     BALANCE    EXPENSE    RATE
                                     -----------  --------  ------   -----------  --------  ------   ----------  --------  ------
                                                                        (DOLLARS IN THOUSANDS)
ASSETS
  Interest-bearing deposits at
    financial institutions.......... $    25,172  $  1,910   7.59%   $    13,631  $    734   5.38%   $   49,715  $  1,862   3.75%
  Federal funds sold and securities
    purchased under agreements to
    resell..........................     210,405    12,095   5.75        108,611     4,472   4.12       196,855     6,175   3.14
  Trading account assets............     165,677    12,774   7.71        161,634     9,143   5.66       121,412     6,194   5.10
  Investment securities (1) and (2)
    Taxable securities..............   2,227,868   137,453   6.17      3,153,331   162,012   5.14     2,950,136   157,896   5.35
    Tax-exempt securities...........     507,460    47,190   9.30        533,456    49,629   9.30       476,301    45,815   9.62
                                     -----------  --------           -----------  --------           ----------  --------
        Total investment
          securities................   2,735,328   184,643   6.75      3,686,787   211,641   5.74     3,426,437   203,711   5.95
  Loans, net of unearned income (1),
    (3), and (4)....................   6,990,400   642,650   9.19      6,143,761   520,329   8.47     5,122,490   435,020   8.49
                                     -----------  --------           -----------  --------           ----------  --------
        Total earning assets (1),
          (2), (3), and (4).........  10,126,982   854,072   8.43     10,114,424   746,319   7.38     8,916,909   652,962   7.32
                                                  --------                        --------                       --------
  Cash and due from banks...........     442,308                         433,705                        410,335
  Premises and equipment............     229,573                         235,879                        204,447
  Allowance for losses on loans.....    (135,451)                       (135,846)                      (123,635)
  Other assets......................     291,483                         300,817                        298,300
                                     -----------                     -----------                     ----------
        Total assets................ $10,954,895                     $10,948,979                     $9,706,356
                                      ==========                      ==========                      =========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Money market accounts............. $ 1,422,443  $ 44,539   3.13%   $ 1,561,226  $ 38,434   2.46%   $1,847,202  $ 43,372   2.35%
  Savings deposits..................   1,806,409    48,795   2.70      1,913,837    44,906   2.35     1,330,731    32,602   2.45
  Certificates of deposit of
    $100,000 and over...............     706,998    41,889   5.92        627,273    25,449   4.06       672,715    25,170   3.74
  Other time deposits...............   3,981,746   212,636   5.34      3,705,467   153,783   4.15     3,361,729   136,875   4.07
  Short-term borrowings.............     233,950    12,825   5.48        503,731    21,300   4.23       286,146     8,203   2.87
  Federal Home Loan Bank advances...     282,847    16,672   5.89        217,587    10,847   4.99       131,246     5,363   4.09
  Long-term debt
    Subordinated capital notes......     129,995    10,337   7.95        116,272     8,547   7.35        81,126     7,447   9.18
    Other...........................      19,688     1,558   7.91         20,061     1,585   7.90        21,478     1,481   6.90
                                     -----------  --------           -----------  --------           ----------  --------
        Total interest-bearing
          liabilities...............   8,584,076   389,251   4.53      8,665,454   304,851   3.52     7,732,373   260,513   3.37
  Noninterest-bearing demand
    deposits........................   1,338,300        --             1,322,040        --            1,153,003        --
                                     -----------  --------           -----------  --------           ----------  --------
        Total sources of funds......   9,922,376   389,251             9,987,494   304,851            8,885,376   260,513
                                                  --------                        --------                       --------
  Other liabilities.................     132,904                         110,551                        113,192
  Shareholders' equity..............     899,615                         850,934                        707,788
                                     -----------                     -----------                     ----------
        Total liabilities and
          shareholders' equity...... $10,954,895                     $10,948,979                     $9,706,356
                                      ==========                      ==========                      =========
  Net interest income (1)...........              $464,821                        $441,468                       $392,449
                                                  ========                        ========                       ========
  Interest rate spread (1)..........                         3.90%                           3.86%                          3.95%
                                                            =====                           =====                          =====
  Net interest margin (1)...........                         4.59%                           4.36%                          4.40%
                                                            =====                           =====                          =====
  Taxable-equivalent adjustments
    Loans...........................              $  2,016                        $  1,724                       $  1,615
    Securities......................                15,374                          16,630                         15,801
                                                  --------                        --------                       --------
        Total.......................              $ 17,390                        $ 18,354                       $ 17,416
                                                  ========                        ========                       ========

---------------

(1) Taxable-equivalent yields are calculated assuming a 35% Federal income tax rate.
(2) Yields are calculated on historical cost and exclude the impact of the unrealized gain (loss) on available for sale securities.
(3) Includes loan fees, immaterial in amount, in both interest income and the calculation of the yield on loans.
(4) Includes loans on nonaccrual status.

                 TABLE 5.  ANALYSIS OF VOLUME AND RATE CHANGES

                                                         1995 VERSUS 1994                    1994 VERSUS 1993
                                                 ---------------------------------   --------------------------------
                                                       INCREASE                           INCREASE
                                                      (DECREASE)                         (DECREASE)
                                                 DUE TO CHANGE IN:(1)                DUE TO CHANGE IN:(1)
                                                 --------------------     TOTAL      -------------------     TOTAL
                                                  AVERAGE    AVERAGE     INCREASE     AVERAGE    AVERAGE    INCREASE
                                                 VOLUME(2)   RATE(2)    (DECREASE)   VOLUME(2)   RATE(2)   (DECREASE)
                                                 ---------   --------   ----------   ---------   -------   ----------
                                                                        (DOLLARS IN THOUSANDS)
INTEREST INCOME
  Interest-bearing deposits at financial
    institutions...............................  $    793    $    383    $  1,176     $(1,720)   $  592     $ (1,128)
  Federal funds sold and securities purchased
    under agreements to resell.................     5,359       2,264       7,623      (3,278)    1,575       (1,703)
  Trading account assets.......................       234       3,397       3,631       2,220       729        2,949
  Investment securities -- FTE.................   (60,332 )    33,334     (26,998)     15,111    (7,181 )      7,930
  Loans -- FTE.................................    75,487      46,834     122,321      86,497    (1,188 )     85,309
                                                                        ----------                         ----------
      TOTAL INTEREST INCOME....................       928     106,825     107,753      88,326     5,031       93,357
                                                                        ----------                         ----------
INTEREST EXPENSE
  Money market accounts........................    (3,646 )     9,751       6,105      (6,963)    2,025       (4,938)
  Savings deposits.............................    (2,624 )     6,513       3,889      13,735    (1,431 )     12,304
  Certificates of deposit of $100,000 and
    over.......................................     3,557      12,883      16,440      (1,765)    2,044          279
  Other time deposits..........................    12,144      46,709      58,853      14,223     2,685       16,908
  Short-term borrowings........................   (13,584 )     5,109      (8,475)      8,061     5,036       13,097
  Long-term debt...............................     4,650       2,938       7,588       6,795      (107 )      6,688
                                                                        ----------                         ----------
      TOTAL INTEREST EXPENSE...................    (2,889 )    87,289      84,400      32,454    11,884       44,338
                                                                        ----------                         ----------
CHANGE IN NET INTEREST INCOME..................                          $ 23,353                           $ 49,019
                                                                        ==========                         ==========
PERCENTAGE INCREASE IN NET INTEREST INCOME OVER
  PRIOR PERIOD.................................                             5.29%                             12.49%
                                                                        ==========                         ==========

---------------

FTE -- Fully taxable-equivalent
(1) The change due to both rate and volume has been allocated to change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.
(2) Variances are compiled on a line by line basis and are non-additive.

                         TABLE 6.  AVERAGE DEPOSITS(1)

                                                                                YEARS ENDED DECEMBER 31,
                                                             --------------------------------------------------------------
                                                                1995         1994         1993         1992         1991
                                                             ----------   ----------   ----------   ----------   ----------
                                                                                 (DOLLARS IN THOUSANDS)
Noninterest-bearing demand.................................  $1,338,300   $1,322,040   $1,153,003   $  843,306   $  717,587
Money market(2)............................................   1,422,443    1,561,226    1,847,202    1,501,291    1,211,701
Savings(3).................................................   1,806,409    1,913,837    1,330,731      863,482      663,866
Other time(4)..............................................   3,981,746    3,705,467    3,361,729    2,806,832    2,441,960
                                                             ----------   ----------   ----------   ----------   ----------
    TOTAL AVERAGE CORE DEPOSITS............................   8,548,898    8,502,570    7,692,665    6,014,911    5,035,114
Certificates of deposit of $100,000 and over...............     706,998      627,273      672,715      575,583      625,746
                                                             ----------   ----------   ----------   ----------   ----------
    TOTAL AVERAGE DEPOSITS.................................  $9,255,896   $9,129,843   $8,365,380   $6,590,494   $5,660,860
                                                              =========    =========    =========    =========    =========

---------------

(1) Table 4 presents the average rate paid on the above deposit categories for the three years ended December 31, 1995.
(2) Includes money market savings accounts and super NOW accounts.
(3) Includes regular savings accounts, NOW accounts and premium savings accounts.
(4) Includes certificates of deposit of less than $100,000, investment savings deposits, IRA's, and Christmas Club accounts.

                  TABLE 7.  COMPOSITION OF THE LOAN PORTFOLIO

                                                                                      DECEMBER 31,
                                                             --------------------------------------------------------------
                                                                1995         1994         1993         1992         1991
                                                             ----------   ----------   ----------   ----------   ----------
                                                                                 (DOLLARS IN THOUSANDS)
Commercial, financial, and agricultural....................  $1,450,050   $1,511,096   $1,278,879   $1,083,326   $1,071,148
Real estate -- construction................................     322,701      291,719      203,207      138,392      104,591
Real estate -- mortgage
  Secured by 1-4 family residential........................   2,320,168    2,247,659    1,675,372    1,337,481    1,010,830
  Other mortgage loans.....................................   1,283,937    1,244,773    1,084,884      820,103      650,761
Home equity................................................     167,223      150,524      125,921      117,024       81,902
Consumer
  Credit cards and related plans...........................     387,445      264,600      106,012       77,122       69,237
  Other consumer loans.....................................   1,108,127    1,004,367      821,620      628,041      624,879
Direct lease financing.....................................      60,400       40,523       26,054       16,512       32,849
                                                             ----------   ----------   ----------   ----------   ----------
        TOTAL LOANS........................................   7,100,051    6,755,261    5,321,949    4,218,001    3,646,197
Less: Unearned income......................................      30,198       33,664       28,099       24,852       32,252
                                                             ----------   ----------   ----------   ----------   ----------
        TOTAL LOANS, NET OF UNEARNED INCOME................  $7,069,853   $6,721,597   $5,293,850   $4,193,149   $3,613,945
                                                             ==========   ==========   ==========   ==========   ==========

 TABLE 8.  ALLOCATION OF THE ALLOWANCE FOR LOSSES ON LOANS BY CATEGORY OF LOANS
       AND THE PERCENTAGE OF LOANS BY CATEGORY TO TOTAL LOANS OUTSTANDING

                                                                   DECEMBER 31,
                 ----------------------------------------------------------------------------------------------------------------
                         1995                   1994                   1993                   1992                   1991
                 ---------------------  ---------------------  ---------------------  ---------------------  --------------------
                           PERCENTAGE             PERCENTAGE             PERCENTAGE             PERCENTAGE            PERCENTAGE
                           OF LOANS TO            OF LOANS TO            OF LOANS TO            OF LOANS TO           OF LOANS TO
                  AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS  AMOUNT   TOTAL LOANS
                 --------  -----------  --------  -----------  --------  -----------  --------  -----------  -------  -----------
                                                              (DOLLARS IN THOUSANDS)
Commercial,
  financial, and
 agricultural... $ 34,030       20%     $ 42,579       22%     $ 53,858       24%     $ 43,950       26%     $31,811       29%
Real estate --
 construction...    7,165        5         5,801        4         3,593        4         2,277        3        3,662        3
Real estate --
  mortgage......   47,122       51        51,467       52        47,761       52        37,527       51       22,977       46
Consumer........   43,979       23        33,591       21        19,762       20        16,198       20       15,734       21
Direct lease
  financing.....    1,191        1           528        1           525       --           330       --          555        1
                 --------      ---      --------      ---      --------      ---      --------      ---      -------      ---
        Total... $133,487      100%     $133,966      100%     $125,499      100%     $100,282      100%     $74,739      100%
                 ========      ===      ========      ===      ========      ===      ========      ===      =======      ===

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

        TABLE 9.  NONACCRUAL, RESTRUCTURED, AND PAST DUE LOANS AND FORECLOSED
                                      PROPERTIES

                                                                              DECEMBER 31,
                                                           ---------------------------------------------------
                                                            1995       1994       1993       1992       1991
                                                           -------    -------    -------    -------    -------
                                                                         (DOLLARS IN THOUSANDS)
Nonaccrual loans........................................   $32,847    $19,532    $20,894    $47,458    $32,403
Restructured loans......................................     1,330      2,279      9,670      3,587      4,039
                                                           -------    -------    -------    -------    -------
         Total nonperforming loans......................    34,177     21,811     30,564     51,045     36,442
                                                           -------    -------    -------    -------    -------
Foreclosed properties
  Other real estate owned, net..........................     6,561      6,717     10,195     14,896     21,237
  Other foreclosed properties...........................     1,138        669        883        551        561
                                                           -------    -------    -------    -------    -------
         Total foreclosed properties....................     7,699      7,386     11,078     15,447     21,798
                                                           -------    -------    -------    -------    -------
         Total nonperforming assets.....................   $41,876    $29,197    $41,642    $66,492    $58,240
                                                           ========   ========   ========   ========   ========
Loans 90 days or more past due and not on nonaccrual
  status................................................   $18,317    $ 6,272    $ 9,932    $ 7,379    $ 8,179
                                                           ========   ========   ========   ========   ========
Nonperforming loans as a percentage of loans............       .48%       .32%       .58%      1.22%      1.01%
Nonperforming assets as a percentage of loans plus
  foreclosed properties.................................       .59        .43        .78       1.58       1.60
Allowance for losses on loans as a percentage of
  nonperforming loans...................................       391        614        411        196        205
Loans 90 days or more past due and not on nonaccrual
  status as a percentage of loans.......................       .26        .09        .19        .18        .23

                    TABLE 10.  ALLOWANCE FOR LOSSES ON LOANS

                                                          YEARS ENDED DECEMBER 31,
                                       --------------------------------------------------------------
                                          1995         1994         1993         1992         1991
                                       ----------   ----------   ----------   ----------   ----------
                                                           (DOLLARS IN THOUSANDS)
Balance at beginning of period.......  $  133,966   $  125,499   $  100,282   $   74,739   $   73,365
Loans charged off
  Commercial, financial, and
     agricultural....................       8,230        5,812       12,427       23,175       23,892
  Real estate -- construction........         120          248           65          411          759
  Real estate -- mortgage............       5,478        3,952        3,292        4,917        4,499
  Consumer...........................      11,742        7,583        7,505        7,776       12,905
  Credit cards and related plans.....      12,088        1,797        1,732        1,819        2,344
  Direct lease financing.............           4            1            9           20           75
                                       ----------   ----------   ----------   ----------   ----------
          Total charge-offs..........      37,662       19,393       25,030       38,118       44,474
                                       ----------   ----------   ----------   ----------   ----------
Recoveries on loans previously
  charged off
  Commercial, financial, and
     agricultural....................       5,137        6,640        5,268       10,789        5,716
  Real estate -- construction........         427           72           59          109           63
  Real estate -- mortgage............       1,989        2,802          875          518          655
  Consumer...........................       4,060        3,691        4,111        4,068        3,007
  Credit cards and related plans.....         526          386          376          342          293
  Direct lease financing.............          51          123           39           86          154
                                       ----------   ----------   ----------   ----------   ----------
          Total recoveries...........      12,190       13,714       10,728       15,912        9,888
                                       ----------   ----------   ----------   ----------   ----------
Net charge-offs......................      25,472        5,679       14,302       22,206       34,586
Provision charged to expense.........      22,231        4,894       17,950       29,071       35,960
Increase due to acquisitions.........       2,762        9,252       21,569       18,678           --
                                       ----------   ----------   ----------   ----------   ----------
Balance at end of period.............  $  133,487   $  133,966   $  125,499   $  100,282   $   74,739
                                        =========    =========    =========    =========    =========
Loans, net of unearned income, at end
  of period..........................  $7,069,853   $6,721,597   $5,293,850   $4,193,149   $3,613,945
                                        =========    =========    =========    =========    =========
Average loans, net of unearned
  income, during period..............  $6,990,400   $6,143,761   $5,122,490   $4,028,090   $3,771,225
                                        =========    =========    =========    =========    =========
Ratios:
  Allowance at end of period to
     loans, net of unearned income...        1.89%        1.99%        2.37%        2.39%        2.07%
  Allowance at end of period to
     average loans, net of unearned
     income..........................        1.91         2.18         2.45         2.49         1.98
  Net charge-offs to average loans,
     net of unearned income..........         .36          .09          .28          .55          .92

            TABLE 11. RATE SENSITIVITY ANALYSIS AT DECEMBER 31, 1995

                                               INTEREST-SENSITIVE WITHIN (1) AND (6)
                          -------------------------------------------------------------------------------
                           0-30   31-90   91-180  181-365   1-2     2-5     OVER    NONINTEREST-
                           DAYS    DAYS    DAYS    DAYS    YEARS   YEARS   5 YEARS    BEARING      TOTAL
                          ------  ------  ------  -------  ------  ------  -------  ------------  -------
                                                       (DOLLARS IN MILLIONS)
ASSETS
  Loans and leases (2)
     and (3)............. $1,875  $  553  $  558  $   934  $  609  $1,820  $   718    $     33    $ 7,100
  Investment securities
     (4) and (5).........    347     402     335      385     516     315      475          --      2,775
  Other earning assets...    478      81       1       --       1      --       --          --        561
  Other assets...........     --      --      --       --      --      --       --         841        841
                          ------  ------  ------  -------  ------  ------  -------    --------    -------
          TOTAL ASSETS... $2,700  $1,036  $  894  $ 1,319  $1,126  $2,135  $ 1,193    $    874    $11,277
                          ======  ======  ======  =======  ======  ======  =======    ========    =======
SOURCES OF FUNDS
  Money market deposits
     (6) and (7)......... $   66  $  396  $   --  $   396  $   --  $  572  $    --    $     --    $ 1,430
  Other savings and time
     deposits............    618   1,226     773      865     621   1,716       24          --      5,843
  Certificates of deposit
     of $100,000 and
     over................    147     145     182      142      80      59       --          --        755
  Short-term
     borrowings..........    237       3      --        1      --      --       --          --        241
  Federal Home Loan Bank
     advances............    206       1       2        4      13      27       16          --        269
  Long-term debt.........     --      --      --       --       1       1      214          --        216
  Noninterest-bearing
     deposits............     --      --      --       --      --      --       --       1,420      1,420
  Other liabilities......     --      --      --       --      --      --       --         137        137
  Shareholders' equity...     --      --      --       --      --      --       --         966        966
                          ------  ------  ------  -------  ------  ------  -------    --------    -------
          TOTAL SOURCES
            OF FUNDS..... $1,274  $1,771  $  957  $ 1,408  $  715  $2,375  $   254    $  2,523    $11,277
                          ======  ======  ======  =======  ======  ======  =======    ========    =======
INTEREST-RATE SWAPS(8)... $  (41) $   --  $   41  $    --  $   --  $   --  $    --    $     --
INTEREST-RATE SENSITIVITY
  GAP....................  1,385    (735)    (22)     (89)    411    (240)     939      (1,649)
CUMULATIVE INTEREST RATE
  SENSITIVITY
  GAP....................  1,385     650     628      539     950     710    1,649          --
CUMULATIVE GAP AS A
  PERCENTAGE OF TOTAL
  ASSETS(7)..............     12%      6%      6%       5%      8%      6%      15%         --%

---------------
MANAGEMENT HAS MADE THE FOLLOWING ASSUMPTIONS IN THE ABOVE ANALYSIS:

(1) Assets and liabilities are generally scheduled according to their earliest repricing dates regardless of their contractual maturity.
(2) Nonaccrual loans are included in the noninterest-bearing category.
(3) Fixed-rate mortgage loan maturities are estimated based on the currently prevailing principal-prepayment patterns of comparable mortgage-backed securities.
(4) The scheduled maturities of mortgage-backed securities and CMOs assume principal prepayment of these securities on dates estimated by management, relying primarily upon current and consensus interest-rate forecasts in conjunction with the latest three-month historical prepayment schedules.
(5) Securities are scheduled according to their call dates when valued at a premium to par.
(6) Money market deposits and savings deposits that have no contractual maturities are scheduled according to management's best estimate of their repricing in response to changes in market rates. The impact of changes in market rates would vary by product type and market.
(7) If all money market, NOW and savings deposits had been included in the 0-30 Days category above, the cumulative gap as a percentage of total assets would have been negative (16%), (14%), (14%), (12%), (8%), and positive 6% and 15%, respectively, for the 0-30 Days, 31-90 Days, 91-180 Days, 181-365 Days, 1-2 Years, 2-5 Years, and over 5 Years categories at December 31, 1995.
(8) The notional value of interest-rate swaps at December 31, 1995 is $200 million. Of these amounts, $109 million matures in 0-30 Days and $91 million matures in 91-180 Days. The amounts presented represent the mismatched notional amounts of the outstanding contracts.

           TABLE 12.  INVESTMENT SECURITIES AND OTHER EARNING ASSETS

                                                                         DECEMBER 31,
                                                             ------------------------------------
                                                                1995         1994         1993
                                                             ----------   ----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
U.S. Government obligations
  U.S. Treasury............................................  $  833,061   $  975,221   $  968,195
  U.S. Government agencies.................................   1,327,974    1,435,141    1,769,583
                                                             ----------   ----------   ----------
          Total U.S. Government obligations................   2,161,035    2,410,362    2,737,778
Obligations of states and political subdivisions...........     511,028      528,615      531,143
Other investment securities................................     102,827      145,133      162,160
                                                             ----------   ----------   ----------
          Total investment securities......................   2,774,890    3,084,110    3,431,081
Interest-bearing deposits at financial institutions........      13,571       10,874       28,547
Federal funds sold and securities purchased under
  agreements to resell.....................................     356,655       34,178      122,174
Trading account assets.....................................     121,927      155,951      153,482
Loans held for resale......................................      68,819       25,881      143,348
                                                             ----------   ----------   ----------
          Total investment securities and other earning
            assets.........................................  $3,335,862   $3,310,994   $3,878,632
                                                              =========    =========    =========

                         TABLE 13.  RISK-BASED CAPITAL

                                                                         DECEMBER 31,
                                                             ------------------------------------
                                                                1995         1994         1993
                                                             ----------   ----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
TIER 1 CAPITAL
  Shareholders' equity.....................................  $  966,331   $  805,147   $  751,844
  Minority interest in consolidated subsidiaries...........       1,088        1,088        1,588
  Less goodwill and one-half of investment in
     unconsolidated subsidiaries...........................     (46,913)     (46,541)     (42,300)
  Less disallowed deferred tax asset.......................      (2,237)      (2,494)      (1,861)
  Less unrealized (gain) loss on available for sale
     securities............................................     (21,366)      28,685           --
                                                             ----------   ----------   ----------
          TOTAL TIER 1 CAPITAL.............................     896,903      785,885      709,271
TIER 2 CAPITAL
  Allowance for losses on loans............................      89,230       83,291       68,329
  Qualifying long-term debt................................     174,166       74,747       74,686
  Less one-half of investment in unconsolidated
     subsidiaries..........................................        (107)         (18)        (136)
                                                             ----------   ----------   ----------
          TOTAL CAPITAL....................................  $1,160,192   $  943,905   $  852,150
                                                              =========    =========    =========
RISK-WEIGHTED ASSETS.......................................  $7,094,254   $6,615,300   $5,412,755
                                                              =========    =========    =========
RATIOS
  Equity to assets.........................................        8.57%        7.33%        7.58%
  Leverage ratio...........................................        8.09         7.15         7.21
  Tier 1 capital to risk-weighted assets...................       12.64        11.88        13.10
  Total capital to risk-weighted assets....................       16.35        14.27        15.74

---------------

Regulatory minimums for institutions considered "well-capitalized" are 5%, 6%, and 10% for the leverage, Tier 1 capital to risk-weighted assets, and Total capital to risk-weighted assets ratios, respectively. As of December 31, 1995, all of the Corporation's banking subsidiaries were considered "well-capitalized" for purposes of FDIC deposit insurance assessments.

                       TABLE 14.  SELECTED QUARTERLY DATA

                                                       1995 QUARTERS ENDED(1)
                                --------------------------------------------------------------------
                                 MARCH 31       JUNE 30     SEPTEMBER 30   DECEMBER 31      TOTAL
                                -----------   -----------   ------------   -----------   -----------
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income...........  $   108,839   $   110,725   $   113,859    $  114,008    $   447,431
Provision for losses on
  loans.......................       (2,222)       (2,316)       (5,280 )     (12,413 )      (22,231)
Investment securities gains
  (losses)....................          (21)           18           159           320            476
Noninterest income............       36,100        39,607        40,615        40,854        157,176
Noninterest expense...........      (90,665)      (93,706)      (93,903 )    (103,890 )     (382,164)
                                -----------   -----------   ------------   -----------   -----------
Earnings before income
  taxes.......................       52,031        54,328        55,450        38,879        200,688
Applicable income taxes.......       16,374        17,877        17,436        13,599         65,286
                                -----------   -----------   ------------   -----------   -----------
Net earnings..................  $    35,657   $    36,451   $    38,014    $   25,280    $   135,402
                                 ==========    ==========   ===========    ===========    ==========
PER COMMON SHARE DATA
  Net earnings
     Primary..................  $       .75   $       .77   $       .79    $      .51    $      2.82
     Fully diluted............          .72           .73           .75           .50           2.70
  Dividends...................          .23           .25           .25           .25            .98
UPC COMMON STOCK DATA(2)
  High trading price..........  $     24.50   $     28.13   $     30.75    $    32.25    $     32.25
  Low trading price...........        20.88         23.13         26.13         29.63          20.88
  Closing price...............        23.13         26.75         29.63         31.88          31.88
  Trading volume (in
     thousands)(3)............        3,731         2,877         6,153         4,082         16,843
KEY FINANCIAL DATA
  Return on average assets....         1.33%         1.35%         1.37 %         .90 %         1.24%
  Return on average common
     equity...................        18.16         17.88         17.35         10.84          15.92
  Expense ratio...............         2.04          2.01          1.92          1.82           1.94
  Efficiency ratio............        60.72         60.61         59.16         57.64          59.51
  Equity/assets (period
     end).....................         7.98          8.21          8.67          8.57           8.57
  Average earning assets......  $10,055,105   $10,023,215   $10,147,171    $10,279,747   $10,126,982
  Interest income -- FTE......      202,481       211,741       218,936       220,914        854,072
  Yield on average earning
     assets -- FTE............         8.17%         8.47%         8.56 %        8.53 %         8.43%
  Average interest-bearing
     liabilities..............  $ 8,559,281   $ 8,499,084   $ 8,597,017    $8,679,462    $ 8,584,076
  Total interest expense......       89,253        96,752       100,821       102,425        389,251
  Rate on average interest-
     bearing liabilities......         4.23%         4.57%         4.65 %        4.68 %         4.53%
  Net interest
     income -- FTE............  $   113,228   $   114,989   $   118,115    $  118,489    $   464,821
  Net interest
     margin -- FTE............         4.57%         4.60%         4.62 %        4.57 %         4.59%

                                                       1994 QUARTERS ENDED(1)
                                --------------------------------------------------------------------
                                 MARCH 31       JUNE 30     SEPTEMBER 30   DECEMBER 31      TOTAL
                                -----------   -----------   ------------   -----------   -----------
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income...........  $    99,286   $   105,677   $   108,243    $  109,908    $   423,114
Provision for losses on
  loans.......................         (990)       (1,113)       (1,534 )      (1,257 )       (4,894)
Investment securities gains
  (losses)....................          103           171        (8,112 )     (12,460 )      (20,298)
Noninterest income............       30,263        29,791        31,923        29,126        121,103
Noninterest expense...........      (89,565)      (93,326)      (94,475 )    (150,331 )     (427,697)
                                -----------   -----------   ------------   -----------   -----------
Earnings (loss) before income
  taxes.......................       39,097        41,200        36,045       (25,014 )       91,328
Applicable income taxes
  (benefit)...................       11,950        13,101        10,855       (10,439 )       25,467
                                -----------   -----------   ------------   -----------   -----------
Net earnings (loss)...........  $    27,147   $    28,099   $    25,190    $  (14,575 )  $    65,861
                                 ==========    ==========   ===========    ===========    ==========
PER COMMON SHARE DATA
  Net earnings (loss)
     Primary..................  $       .56   $       .58   $       .52    $     (.39 )  $      1.28
     Fully diluted............          .55           .57           .51          (.39 )         1.28
  Dividends...................          .21           .21           .23           .23            .88
UPC COMMON STOCK DATA(2)
  High trading price..........  $     26.25   $     28.75   $     26.00    $    24.50    $     28.75
  Low trading price...........        23.13         24.75         23.50         19.63          19.63
  Closing price...............        24.88         26.75         24.50         20.88          20.88
  Trading volume (in
     thousands)(3)............        1,878         1,791         2,565         2,886          9,120
KEY FINANCIAL DATA
  Return on average assets....         1.02%         1.03%          .90 %          NM            .60%
  Return on average common
     equity...................        13.90         14.12         12.05            NM           7.61
  Expense ratio...............         2.24          2.32          2.21          2.38           2.29
  Efficiency ratio............        66.85         66.34         64.19         66.40          65.93
  Equity/assets (period
     end).....................         7.73          7.63          7.72          7.33           7.33
  Average earning assets......  $ 9,883,512   $10,137,553   $10,244,891    $10,186,973   $10,114,424
  Interest income -- FTE......      172,305       183,557       191,779       198,678        746,319
  Yield on average earning
     assets -- FTE............         7.07%         7.26%         7.43 %        7.74 %         7.38%
  Average interest-bearing
     liabilities..............  $ 8,515,458   $ 8,702,648   $ 8,773,599    $8,667,260    $ 8,665,454
  Total interest expense......       68,587        72,662        79,299        84,303        304,851
  Rate on average interest-
     bearing liabilities......         3.27%         3.35%         3.59 %        3.86 %         3.52%
  Net interest
     income -- FTE............  $   103,718   $   110,895   $   112,480    $  114,375    $   441,468
  Net interest
     margin -- FTE............         4.26%         4.39%         4.36 %        4.45 %         4.36%

---------------

FTE -- Fully taxable-equivalent basis
NM -- Not meaningful
(1) Quarterly amounts have been restated for all 1995 acquisitions accounted for using the pooling of interests method of accounting. In addition, quarterly amounts for 1994 have been restated only for the 1995 acquisition of Capital.
(2) Union Planters Corporation's Common Stock is listed on the New York Stock Exchange (NYSE) and is traded under the symbol UPC. All share prices represent closing prices as reported by the NYSE. There were approximately 14,600 holders of the Corporation's Common Stock as of December 31, 1995.
(3) Trading volume represents total volume for the period shown as reported by the NYSE.

          TABLE 15.  UNION PLANTERS CORPORATION'S BANKING SUBSIDIARIES

                                                                      DECEMBER 31, 1995(1)
                                                              -------------------------------------
                                                              ASSETS   LOANS(2)   DEPOSITS   EQUITY
                                                              ------   --------   --------   ------
                                                                      (DOLLARS IN MILLIONS)
TENNESSEE
Union Planters National Bank (Memphis)......................  $2,244    $1,193     $1,351    $206.1
Union Planters Bank of Middle Tennessee, N.A. (Nashville)...     929       489        848      72.2
Union Planters Bank of West Tennessee (Humboldt)............     478       264        415      43.2
Union Planters Bank of East Tennessee, N.A. (Knoxville).....     463       311        396      39.2
Union Planters Bank of Jackson, N.A.........................     306       174        285      20.3
Union Planters Bank of the Cumberlands (Cookeville).........     248       147        227      18.9
Union Planters Bank of the Tennessee Valley (Harriman)......     190       117        172      13.9
First National Bank of Shelbyville..........................     183        98        165      14.2
The First National Bank of Crossville.......................     174        75        158      12.2
Union Planters Bank of Northwest Tennessee FSB (Paris)......     170       121        150      11.5
Bank of Goodlettsville......................................     168        93        156      10.9
Union Planters Bank of Chattanooga, N.A.....................     128        75        115      12.7
Bank of East Tennessee (Morristown).........................     108        47         95       9.3
Central State Bank (Lexington)..............................     108        68         98       7.1
The First State Bank (Brownsville)..........................      89        44         77       5.6
Bank of Commerce (Woodbury).................................      78        50         70       6.9
First Citizens Bank of Hohenwald............................      57        34         48       4.5
Union Planters Bank of North Central Tennessee (Erin).......      56        29         48       6.0
First State Bank of Fayette County (Somerville).............      29        16         27       2.1
                                                              ------    -------    -------   ------
          Total Tennessee...................................  $6,206    $3,445     $4,901    $516.8
                                                              ======    ======     ======    ======
MISSISSIPPI
Union Planters Bank of Mississippi (Grenada)................  $  619    $  426     $  500    $ 44.8
Union Planters Bank of Central Mississippi (Jackson)........     588       427        538      40.9
Union Planters Bank of Northwest Mississippi (Clarksdale)...     580       350        520      42.8
Union Planters Bank of Southern Mississippi (Hattiesburg)...     380       264        333      24.6
Union Planters Bank of Northeast Mississippi, N.A. (New
  Albany)...................................................     273       193        228      18.2
                                                              ------    ------     ------    ------
          Total Mississippi.................................  $2,440    $1,660     $2,119    $171.3
                                                              ======    ======     ======    ======
MISSOURI
Union Planters Bank of Cape Girardeau County................  $  461    $  348     $  399    $ 32.9
Union Planters Bank of Southwest Missouri (Springfield).....     209       161        189      18.2
Union Planters Bank of Missouri (Clayton)...................     150       100        134      13.7
Union Planters Bank of Mid Missouri (Columbia)..............      86        70         77       5.8
Union Planters Bank of Perryville, N.A......................      80        60         72       6.8
Union Planters Bank of Sikeston.............................      69        48         63       4.9
                                                              ------    ------     ------    ------
          Total Missouri....................................  $1,055    $  787     $  934    $ 82.3
                                                              ======    ======     ======    ======
ARKANSAS
Union Planters Bank of Northeast Arkansas (Jonesboro).......  $  496    $  367     $  440    $ 44.5
Security Bank (Paragould)(3)................................     117        74        107       8.2
Union Planters Bank of East Arkansas (Earle)................      96        42         88       6.9
Union Planters Bank of Central Arkansas (Clinton)...........      89        59         82       6.6
Farmers & Merchants Bank (Pocahontas) (3)...................      19        10         17       1.4
                                                              ------    ------     ------    ------
          Total Arkansas....................................  $  817    $  552     $  734    $ 67.6
                                                              ======    ======     ======    ======
LOUISIANA
Union Planters Bank of Louisiana (Baton Rouge)..............  $  540    $  366     $  484    $ 37.8
                                                              ======    ======     ======    ======
ALABAMA
BANKFIRST, a federal savings bank (Decatur).................  $  253    $  182     $  230    $ 17.4
                                                              ======    ======     ======    ======
KENTUCKY
Simpson County Bank (Franklin)..............................  $  109    $   78     $  101    $  6.9
                                                              ======    ======     ======    ======

---------------

(1) Individual amounts do not total to consolidated amounts due to intercompany eliminations.
(2) Excludes intercompany loans.
(3) Merged with Union Planters Bank of Northeast Arkansas February 1, 1996.

                           UNION PLANTERS CORPORATION
                          BANKS AND COMMUNITIES SERVED

                                                       OFFICES
                                                       -------
TENNESSEE
UNION PLANTERS NATIONAL BANK
    Bartlett, Collierville, Cordova, Germantown, and
    Memphis............................................    36
UNION PLANTERS BANK OF MIDDLE TENNESSEE, N.A.
    Antioch, Brentwood, Columbia, Dickson, Eagleville,
    Franklin, Gallatin, Goodlettsville, Hendersonville,
    Lebanon, Lewisburg, Madison, Mt. Juliet, Mt.
    Pleasant, Murfreesboro, Nashville, and Smyrna......    29
UNION PLANTERS BANK OF WEST TENNESSEE
    Dyersburg, Elbridge, Gibson, Humboldt, Martin,
    Newbern, Obion, Ridgely, Ripley, Rutherford,
    Tiptonville, Trenton, Union City, and Yorkville....    28
UNION PLANTERS BANK OF EAST TENNESSEE, N.A.
    Alcoa, Clinton, Greenback, Knoxville, Maryville,
    and Oak Ridge......................................    14
UNION PLANTERS BANK OF JACKSON, N.A.
    Jackson and Milan..................................    10
UNION PLANTERS BANK OF THE CUMBERLANDS
    Alexandria, Algood, Baxter, Byrdstown, Celina,
    Cookeville, Dowelltown, Monterey, and Smithville...    12
UNION PLANTERS BANK OF THE TENNESSEE VALLEY
    Harriman, Kingston, Lenoir City, Oliver Springs,
    Rockwood, Sunbright, and Wartburg..................     7
FIRST NATIONAL BANK OF SHELBYVILLE
    Fayetteville, Monteagle, Shelbyville, and Tracy
    City...............................................     7
THE FIRST NATIONAL BANK OF CROSSVILLE
    Crossville and Fairfield Glade.....................     5
UNION PLANTERS BANK OF NORTHWEST TENNESSEE FSB
    Camden, Huntingdon, McKenzie, Paris, and Waverly...     6
BANK OF GOODLETTSVILLE
    Goodlettsville, Springfield, and White House.......     4
UNION PLANTERS BANK OF CHATTANOOGA, N.A.
    Chattanooga, Cleveland, and East Ridge.............     8
BANK OF EAST TENNESSEE
    Greenville, Morristown, and Talbott................     5
CENTRAL STATE BANK
    Jackson and Lexington..............................     4
THE FIRST STATE BANK
    Brownsville and Stanton............................     4
BANK OF COMMERCE
    Auburntown and Woodbury............................     3
FIRST CITIZENS BANK OF HOHENWALD.......................     3
UNION PLANTERS BANK OF NORTH CENTRAL TENNESSEE
    Cumberland City and Erin...........................     2
FIRST STATE BANK OF FAYETTE COUNTY IN SOMERVILLE.......     1
MISSISSIPPI
UNION PLANTERS BANK OF MISSISSIPPI
    Ackerman, Calhoun City, Columbus, Derma, Eupora,
    Grenada, Houston, Kosciusko, Louisville, Southaven,
    Water Valley, West Point, and Winona...............    26
UNION PLANTERS BANK OF CENTRAL MISSISSIPPI
    Byram, Clinton, Collinsville, Crystal Springs,
    Decatur, Forest, Hazlehurst, Jackson, Meridian,
    Newton, Pearl, Philadelphia, Ridgeland, Terry, and
    Union..............................................    26

                                                       OFFICES
                                                       -------
UNION PLANTERS BANK OF NORTHWEST MISSISSIPPI
    Batesville, Charleston, Clarksdale, Cleveland,
    Drew, Friars Point, Greenville, Greenwood, Itta
    Bena, Lambert, Leland, Lula, Moorhead, Olive
    Branch, Pope, Shaw, Sledge, and Sumner.............    31
UNION PLANTERS BANK OF SOUTHERN MISSISSIPPI
    Bassfield, Bay St. Louis, Biloxi, Collins,
    Ellisville, Gulfport, Hattiesburg, Laurel, Moss
    Point, Mount Olive, Ocean Springs, Pascagoula,
    Petal, and
    Prentiss...........................................    20
UNION PLANTERS BANK OF NORTHEAST MISSISSIPPI, N.A.
    Ashland, Baldwyn, New Albany, Oxford, Ripley, and
    Tupelo.............................................    13
MISSOURI
UNION PLANTERS BANK OF CAPE GIRARDEAU COUNTY
    Cape Girardeau, Jackson, Marble Hill, Poplar Bluff,
    and Ste. Genevieve.................................     9
UNION PLANTERS BANK OF SOUTHWEST MISSOURI
    Branson, Ozark, and Springfield....................    10
UNION PLANTERS BANK OF MISSOURI
    Affton and Clayton.................................     2
UNION PLANTERS BANK OF MID MISSOURI
    Ashland and Columbia...............................     5
UNION PLANTERS BANK OF PERRYVILLE, N.A.................     2
UNION PLANTERS BANK OF SIKESTON........................     2
ARKANSAS
UNION PLANTERS BANK OF NORTHEAST ARKANSAS
    Bono, Brookland, Cherokee Village, Hardy,
    Jonesboro, Mammoth Spring, Marmaduke, Maynard,
    Newport, Paragould, Pocahontas, Rector, Reyno,
    Sidney, and Weiner.................................    23
UNION PLANTERS BANK OF EAST ARKANSAS
    Cotton Plant, Crawfordsville, DeValls Bluff, Earle,
    Forrest City, and Marion...........................     7
UNION PLANTERS BANK OF CENTRAL ARKANSAS
    Bee Branch, Clinton, Fairfield Bay, Leslie,
    Marshall, and Mountain View........................     6
FIRST NATIONAL BANK
    Marion and West Memphis............................     4
FIRST NATIONAL BANK
    Joiner, Luxora, and Osceola........................     4
LOUISIANA
UNION PLANTERS BANK OF LOUISIANA
    Baton Rouge........................................    15
ALABAMA
BANKFIRST, A FEDERAL SAVINGS BANK
    Athens, Decatur, Hartselle, and Moulton............     7
KENTUCKY
SIMPSON COUNTY BANK
    Adairville and Franklin............................     5
                                                       -------
TOTAL BRANCH OFFICES...................................   405
                                                       =======

---------------

The above section reflects banks merged and names changed through March 1, 1996.

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

     Management maintains and depends upon internal accounting systems and related systems of internal controls. The internal control systems are designed to ensure that transactions are properly authorized and recorded in the Corporation's financial records and to safeguard the Corporation's assets from material loss or misuse. The Corporation utilizes internal monitoring mechanisms and an extensive external audit to monitor compliance with, and assess the effectiveness of the system of internal accounting controls. Management believes the Corporation's system of internal accounting controls provides reasonable assurance that the Corporation's assets are safeguarded and that its financial records are reliable.

     The Audit Committee of the Board of Directors meets periodically with representatives of the Corporation's independent accountants, the general auditor of the Corporation, and management to review accounting policies, control procedures, and audit and regulatory examination reports. The independent accountants and the general auditor of the Corporation have free access to the Committee, with and without the presence of management, to discuss the results of their audit work and their evaluation of the adequacy of internal controls and the quality of financial reporting.

     The financial statements have been audited by Price Waterhouse LLP, independent accountants, who were engaged to express an opinion as to the fairness of presentation of such financial statements.

/s/ BENJAMIN W. RAWLINS, JR.                  /s/ JACK W. PARKER
Benjamin W. Rawlins, Jr.                      Jack W. Parker
Chairman of the Board and                     Executive Vice President and
Chief Executive Officer                         Chief Financial Officer

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Union Planters Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Union Planters Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 1 to the consolidated financial statements, the Corporation changed its methods of accounting for investment securities in 1994 and for postretirement benefits, postemployment benefits, and income taxes in 1993.

/s/  PRICE WATERHOUSE LLP

PRICE WATERHOUSE LLP
Memphis, Tennessee
January 18, 1996

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                                                      DECEMBER 31,
                                                                               --------------------------
                                                                                  1995           1994
                                                                               -----------    -----------
                                                                                 (DOLLARS IN THOUSANDS)
ASSETS
  Cash and due from banks....................................................  $   432,949    $   524,458
  Interest-bearing deposits at financial institutions........................       13,571         10,874
  Federal funds sold and securities purchased under agreements to resell.....      356,655         34,178
  Trading account assets.....................................................      121,927        155,951
  Loans held for resale......................................................       68,819         25,881
  Investment securities
    Available for sale (Amortized cost: $2,740,143 in 1995 and $1,985,093 in
    1994)....................................................................    2,774,890      1,937,942
    Held to maturity (Fair value: $1,121,117 in 1994)........................           --      1,146,168
  Loans......................................................................    7,100,051      6,755,261
    Less: Unearned income....................................................      (30,198)       (33,664)
         Allowance for losses on loans.......................................     (133,487)      (133,966)
                                                                               -----------    -----------
         Net loans...........................................................    6,936,366      6,587,631
  Premises and equipment.....................................................      228,272        229,897
  Accrued interest receivable................................................      100,686         94,040
  Goodwill and other intangibles.............................................       58,535         58,639
  Other assets...............................................................      184,446        179,361
                                                                               -----------    -----------
         TOTAL ASSETS........................................................  $11,277,116    $10,985,020
                                                                               ============   ============
LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits
    Noninterest-bearing......................................................  $ 1,420,358    $ 1,484,939
    Certificates of deposit of $100,000 and over.............................      754,434        653,101
    Other interest-bearing...................................................    7,272,944      7,115,125
                                                                               -----------    -----------
         Total deposits......................................................    9,447,736      9,253,165
  Short-term borrowings......................................................      241,023        455,010
  Federal Home Loan Bank advances............................................      268,892        224,103
  Long-term debt.............................................................      216,366        131,905
  Accrued interest, expenses, and taxes......................................       90,754         77,013
  Other liabilities..........................................................       46,014         38,677
                                                                               -----------    -----------
         TOTAL LIABILITIES...................................................   10,310,785     10,179,873
                                                                               -----------    -----------
  Commitments and contingent liabilities (Notes 7, 15, 17, and 19)...........           --             --
  Shareholders' equity
    Preferred stock (Note 10)
      Convertible............................................................       91,810         87,298
      Nonconvertible.........................................................           --         13,800
    Common stock, $5 par value; 100,000,000 shares authorized; 45,447,031
     issued and outstanding (43,774,371 in 1994).............................      227,235        218,872
    Additional paid-in capital...............................................      111,348         86,917
    Net unrealized gain (loss) on available for sale securities..............       21,366        (28,685)
    Retained earnings........................................................      514,572        426,945
                                                                               -----------    -----------
         TOTAL SHAREHOLDERS' EQUITY..........................................      966,331        805,147
                                                                               -----------    -----------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..........................  $11,277,116    $10,985,020
                                                                               ============   ============

The accompanying notes are an integral part of these financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF EARNINGS

                                                                         YEARS ENDED DECEMBER 31,
                                                               --------------------------------------------
                                                                  1995             1994             1993
                                                               ----------       ----------       ----------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                  DATA)
INTEREST INCOME
  Interest and fees on loans................................   $  636,769       $  517,032       $  425,967
  Interest on investment securities
    Taxable.................................................      137,453          162,012          157,403
    Tax-exempt..............................................       31,816           32,999           30,507
  Interest on deposits at financial institutions............        1,910              734            1,862
  Interest on federal funds sold and securities purchased
    under agreements to resell..............................       12,095            4,472            6,175
  Interest on trading account assets........................       12,774            9,143            6,194
  Interest on loans held for resale.........................        3,865            1,573            7,438
                                                               ----------       ----------       ----------
         Total interest income..............................      836,682          727,965          635,546
                                                               ----------       ----------       ----------
INTEREST EXPENSE
  Interest on deposits......................................      347,859          262,572          238,019
  Interest on short-term borrowings.........................       12,825           21,300            8,203
  Interest on Federal Home Loan Bank advances and long-term
    debt....................................................       28,567           20,979           14,291
                                                               ----------       ----------       ----------
         Total interest expense.............................      389,251          304,851          260,513
                                                               ----------       ----------       ----------
         NET INTEREST INCOME................................      447,431          423,114          375,033
PROVISION FOR LOSSES ON LOANS...............................       22,231            4,894           17,950
                                                               ----------       ----------       ----------
         NET INTEREST INCOME AFTER PROVISION FOR LOSSES ON
           LOANS............................................      425,200          418,220          357,083
NONINTEREST INCOME
  Service charges on deposit accounts.......................       71,611           55,551           49,490
  Bank card income..........................................       20,103           10,953           10,393
  Mortgage servicing income.................................        9,835            9,621            9,595
  Trust service income......................................        8,010            7,990            7,643
  Profits and commissions from trading activities...........       10,441            6,639           13,787
  Investment securities gains (losses)......................          476          (20,298)           4,506
  Other income..............................................       37,176           30,349           32,148
                                                               ----------       ----------       ----------
         Total noninterest income...........................      157,652          100,805          127,562
                                                               ----------       ----------       ----------
NONINTEREST EXPENSE
  Salaries and employee benefits............................      171,325          175,218          163,711
  Net occupancy expense.....................................       27,192           28,041           25,393
  Equipment expense.........................................       30,156           28,698           25,989
  Other expense.............................................      153,491          195,740          131,357
                                                               ----------       ----------       ----------
         Total noninterest expense..........................      382,164          427,697          346,450
                                                               ----------       ----------       ----------
         EARNINGS BEFORE INCOME TAXES, EXTRAORDINARY ITEM,
           AND ACCOUNTING CHANGES...........................      200,688           91,328          138,195
Applicable income taxes.....................................       65,286           25,467           41,168
                                                               ----------       ----------       ----------
         EARNINGS BEFORE EXTRAORDINARY ITEM AND ACCOUNTING
           CHANGES..........................................      135,402           65,861           97,027
Extraordinary item -- defeasance of debt, net of taxes......           --               --           (3,206)
Accounting changes, net of taxes............................           --               --            5,782
                                                               ----------       ----------       ----------
         NET EARNINGS.......................................   $  135,402       $   65,861       $   99,603
                                                               ==========       ==========       ==========
         NET EARNINGS APPLICABLE TO COMMON SHARES...........   $  126,790       $   55,963       $   89,790
                                                               ==========       ==========       ==========
EARNINGS PER COMMON SHARE
  PRIMARY
    Earnings before extraordinary item and accounting
      changes...............................................   $     2.82       $     1.28       $     2.24
    Extraordinary item -- defeasance of debt, net of
      taxes.................................................           --               --             (.08)
    Accounting changes, net of taxes........................           --               --              .15
                                                               ----------       ----------       ----------
         NET EARNINGS.......................................   $     2.82       $     1.28       $     2.31
                                                               ==========       ==========       ==========
  FULLY DILUTED
    Earnings before extraordinary item and accounting
      changes...............................................   $     2.70       $     1.28       $     2.18
    Extraordinary item -- defeasance of debt, net of
      taxes.................................................           --               --             (.07)
    Accounting changes, net of taxes........................           --               --              .13
                                                               ----------       ----------       ----------
         NET EARNINGS.......................................   $     2.70       $     1.28       $     2.24
                                                               ==========       ==========       ==========
AVERAGE SHARES OUTSTANDING
  Primary...................................................   45,008,452       43,740,599       38,914,086
  Fully diluted.............................................   49,618,087       44,082,644       43,144,103

The accompanying notes are an integral part of these financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                            NET
                                                                                         UNREALIZED
                                                                                        GAIN (LOSS)
                                                                          ADDITIONAL    ON AVAILABLE
                                                 PREFERRED     COMMON      PAID-IN        FOR SALE      RETAINED
                                                   STOCK       STOCK       CAPITAL       SECURITIES     EARNINGS     TOTAL
                                                 ---------    --------    ----------    ------------    --------    --------
                                                                           (DOLLARS IN THOUSANDS)
BALANCE, JANUARY 1, 1993........................ $ 81,850     $159,656     $ 27,970       $     --      $260,020    $529,496
  Effect of merger with:
    Capital Bancorporation, Inc.................   13,800       17,708       17,335             --        16,767      65,610
  Net earnings..................................       --           --           --             --        99,603      99,603
  Cash dividends
    Common Stock, $.72 per share................       --           --           --             --       (13,015)    (13,015)
    Series B Preferred Stock, $8.00 per share...       --           --           --             --          (352)       (352)
    Series C Preferred Stock, $2.59 per share...       --           --           --             --        (1,790)     (1,790)
    Series D Preferred Stock, $1.95 per share...       --           --           --             --          (494)       (494)
    Series E Preferred Stock, $2.00 per share...       --           --           --             --        (5,832)     (5,832)
    Pooled institutions prior to pooling........       --           --           --             --       (11,025)    (11,025)
  Common shares issued under employee benefit
    plans and dividend reinvestment plan, net of
    shares repurchased..........................       --        1,260        5,852             --        (1,652)      5,460
  Issuance of stock for acquisitions (Note 2)...   22,713       16,318       26,137             --        18,296      83,464
  Net change in unrealized depreciation on
    marketable equity securities................       --           --           --             --           656         656
  Other.........................................      (15)           8           15             --            55          63
                                                 ---------    --------     --------       --------      --------    --------
BALANCE, DECEMBER 31, 1993......................  118,348      194,950       77,309             --       361,237     751,844
  Net earnings..................................       --           --           --             --        65,861      65,861
  Cash dividends
    Common Stock, $.88 per share................       --           --           --             --       (20,144)    (20,144)
    Series B Preferred Stock, $8.00 per share...       --           --           --             --          (352)       (352)
    Series C Preferred Stock, $2.16 per share...       --           --           --             --        (1,491)     (1,491)
    Series D Preferred Stock, $1.95 per share...       --           --           --             --          (494)       (494)
    Series E Preferred Stock, $2.00 per share...       --           --           --             --        (6,216)     (6,216)
    Pooled institutions prior to pooling........       --           --           --             --       (12,464)    (12,464)
  Common shares issued under employee benefit
    plans and dividend reinvestment plan, net of
    shares repurchased..........................       --        2,176        9,888             --        (1,944)     10,120
  Issuance of stock for acquisitions (Note 2)...       --       21,686         (388)            --        42,952      64,250
  Stock transactions of pooled institutions
    prior to pooling............................       --           60          108             --            --         168
  Redemption of Series C Preferred Stock........  (17,250)          --           --             --            --     (17,250)
  Cumulative effect of adoption of SFAS No. 115
    on January 1, 1994..........................       --           --           --         11,995            --      11,995
  Change in net unrealized gain (loss) on
    available for sale securities, net of
    taxes.......................................       --           --           --        (40,680)           --     (40,680)
                                                 ---------    --------     --------       --------        --------    --------
BALANCE, DECEMBER 31, 1994......................  101,098      218,872       86,917        (28,685)      426,945     805,147
  Net earnings..................................       --           --           --             --       135,402     135,402
  Cash dividends
    Common Stock, $.98 per share................       --           --           --             --       (39,925)    (39,925)
    Series B  Preferred Stock, $8.00 per
      share.....................................       --           --           --             --          (352)       (352)
    Series D  Preferred Stock, $ .65 per
      share.....................................       --           --           --             --          (165)       (165)
    Series E  Preferred Stock, $2.00 per
      share.....................................       --           --           --             --        (6,734)     (6,734)
    Pooled institutions prior to pooling........       --           --           --             --        (3,668)     (3,668)
  Common shares issued under employee benefit
    plans and dividend reinvestment plan, net of
    shares repurchased..........................       --        3,082       10,888             --          (550)     13,420
  Issuance of stock for acquisitions (Note 2)...    9,712        1,740        5,551           (436)        3,585      20,152
  Stock transactions of pooled institutions
    prior to pooling............................       --        2,273        4,060             --            --       6,333
  Conversion of Series D Preferred Stock........   (5,200)       1,268        3,932             --            --          --
  Redemption of Preferred Stock of acquired
    entity......................................  (13,800)          --           --             --            --     (13,800)
  Change in net unrealized gain (loss) on
    available for sale securities, net of
    taxes.......................................       --           --           --         50,487            --      50,487
  Other.........................................       --           --           --             --            34          34
                                                 --------     --------     --------       --------       --------    --------
BALANCE, DECEMBER 31, 1995...................... $ 91,810     $227,235     $111,348       $ 21,366       $514,572    $966,331
                                                 ========     ========     ========       ========       ========    ========

The accompanying notes are an integral part of these financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                            YEARS ENDED DECEMBER 31,
                                                                       -----------------------------------
                                                                         1995        1994         1993
                                                                       ---------   ---------   -----------
                                                                             (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
  Net earnings.......................................................  $ 135,402   $  65,861   $    99,603
  Reconciliation of net earnings to net cash provided by operating activities:
    Cumulative effect of accounting changes, net of taxes............         --          --        (5,782)
    Provision for losses on loans and other real estate..............     22,789       5,724        20,611
    Depreciation and amortization....................................     23,546      22,347        19,602
    Amortization and write-off of intangibles........................      9,220       9,663        12,559
    Provision for restructuring charges..............................         --      24,264            --
    Provisions for merger-related expenses...........................     10,182      14,012            --
    Write-down of available for sale securities......................         --       2,800            --
    Net (accretion) amortization of investment securities............     (2,589)      4,541         6,970
    Net realized (gains) losses on sales of investment
      securities.....................................................      2,324      17,498        (4,506)
    Provision for deferred income tax expense (benefit)..............        674       4,991          (342)
    (Increase) decrease in assets
      Trading account securities and loans held for resale...........     (8,914)    108,965       (23,854)
      Accrued interest receivable and other assets...................    (32,925)    (26,422)       43,901
    Increase (decrease) in accrued interest, expenses, taxes, and
      other liabilities..............................................      9,113     (22,979)      (45,809)
    Other, net.......................................................     (2,113)      2,657           730
                                                                       ---------   ---------   -----------
      Net cash provided by operating activities......................    166,709     233,922       123,683
                                                                       ---------   ---------   -----------
INVESTING ACTIVITIES
  Net decrease in short-term investments.............................      6,132      44,582        95,687
  Proceeds from sales of available for sale securities...............    532,998     869,723       463,000
  Proceeds from maturities and calls of available for sale
    securities.......................................................    599,485     917,167       357,503
  Purchases of available for sale securities.........................   (731,695)   (866,720)     (680,053)
  Proceeds from sales of held to maturity securities.................         --         225        28,742
  Proceeds from maturities and calls of held to maturity
    securities.......................................................    158,977     282,131     1,377,365
  Purchases of held to maturity securities...........................   (107,598)   (654,017)   (1,500,893)
  Net increase in loans..............................................   (224,244)   (892,854)     (239,543)
  Net cash received from purchases of financial institutions.........     10,759      72,084       108,043
  Purchases of premises and equipment, net...........................    (14,215)    (29,634)      (30,818)
                                                                       ---------   ---------   -----------
      Net cash provided (used) by investing activities...............    230,599    (257,313)      (20,967)
                                                                       ---------   ---------   -----------
FINANCING ACTIVITIES
  Net decrease in deposits...........................................    (22,496)    (50,269)     (233,282)
  Net (decrease) increase in short-term borrowings...................   (215,987)    152,559       (55,326)
  Proceeds from FHLB advances and long-term debt, net................    233,990      76,059       241,061
  Repayment and defeasance of FHLB advances and long-term debt.......   (112,211)    (65,567)      (43,591)
  Redemption of preferred stock......................................    (13,800)    (17,250)           --
  Proceeds from issuance of common stock, net........................     20,457      13,333        19,729
  Purchase and retirement of common stock, net.......................       (754)     (3,163)       (1,786)
  Cash dividends paid................................................    (50,796)    (41,460)      (32,205)
                                                                       ---------   ---------   -----------
      Net cash (used) provided by financing activities...............   (161,597)     64,242      (105,400)
                                                                       ---------   ---------   -----------
Net increase (decrease) in cash and cash equivalents.................    235,711      40,851        (2,684)
Cash and cash equivalents at the beginning of the period.............    553,893     513,042       515,726
                                                                       ---------   ---------   -----------
Cash and cash equivalents at the end of the period...................  $ 789,604   $ 553,893   $   513,042
                                                                       ==========  ==========  ============
SUPPLEMENTAL DISCLOSURES
  Cash paid for
    Interest.........................................................  $ 371,860   $ 298,394   $   258,827
    Taxes............................................................     41,172      61,718        42,823
  Unrealized gain (loss) on available for sale securities............     34,747     (47,151)           --

The accompanying notes are an integral part of these financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS. Union Planters Corporation ("the Corporation") is a bank holding company and savings and loan holding company headquartered in Memphis, Tennessee. The Corporation operates 38 banking subsidiaries in Tennessee, Mississippi, Missouri, Arkansas, Louisiana, Alabama, and Kentucky and has 405 banking offices. Through its subsidiaries, the Corporation provides a diversified range of financial services in the communities in which it operates including consumer, commercial, and corporate lending; retail banking; mortgage banking; and other ancillary financial services traditionally furnished by full-service financial institutions. Additional services offered include mortgage servicing; investment management and trust services; the issuance of credit and debit cards; and the origination, packaging, and securitization of loans, primarily the government-guaranteed portions of Small Business Administration ("SBA") loans.

     The accounting and reporting policies of the Corporation and its subsidiaries conform with generally accepted accounting principles and general practices within the financial services industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant estimate relates to the adequacy of the allowance for losses on loans. Actual results could differ from those estimates. The following is a summary of the more significant accounting policies of the Corporation.

BASIS OF CONSOLIDATION. The consolidated financial statements include the accounts of the Corporation and its subsidiaries after elimination of significant intercompany accounts and transactions.

BASIS OF PRESENTATION. Prior period consolidated financial statements have been restated to include the accounts of significant acquisitions accounted for using the pooling of interests method of accounting. Insignificant acquisitions accounted for as poolings of interests are included from the beginning of the year of acquisition. Business combinations accounted for as purchases are included in the consolidated financial statements from the respective dates of acquisition. Assets and liabilities of financial institutions accounted for as purchases are adjusted to their fair values as of their dates of acquisition. Certain 1993 and 1994 amounts have been reclassified to conform with the 1995 financial reporting presentation.

STATEMENT OF CASH FLOWS. Cash and cash equivalents include cash and due from banks and federal funds sold. Federal funds sold in the amounts of $356,655,000, $29,435,000, and $122,134,000 at December 31, 1995, 1994, and 1993,
respectively, are included in cash and cash equivalents. Noncash transfers to foreclosed properties from loans for the years ended December 31, 1995, 1994, and 1993 were $7,545,000, $6,073,000, and $11,359,000, respectively. Other noncash transactions are detailed in Notes 2, 4, and 10.

SECURITIES AND TRADING ACCOUNT ASSETS. Effective January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement generally requires equity securities that have readily determinable fair values and all debt securities to be classified and accounted for in one of three categories: held to maturity securities, trading account assets, and available for sale securities.

     Debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as held to maturity securities and carried at cost, adjusted for the amortization of premium and accretion of discount using the level-yield method. At December 31, 1995, the Corporation had no securities classified as held to maturity.

     Debt and equity securities that are bought and principally held for the purpose of selling them in the near term are classified as trading account assets. For the Corporation, these consist primarily of loans backed by the government-guaranteed portions of SBA loans. Gains and losses on sales and fair-value adjustments related to these securities are included in profits and commissions from trading activities.

     Debt and equity securities which the Corporation has not classified as held to maturity securities or trading account assets are classified as available for sale securities and, as such, are reported at fair value, with unrealized gains and losses, net of deferred taxes, reported as a component of shareholders' equity. Gains or losses from sales of available for sale securities are computed using the specific identification method and are included in investment securities gains (losses).

LOANS HELD FOR RESALE. Loans held for resale include mortgage and other loans and are carried at the lower of cost or market.

LOANS. Loans are carried at the principal amount outstanding. Interest income on loans is recognized using constant yield methods, except for unearned income which is recorded as income using a method which approximates the interest method. Loan origination fees and direct loan origination costs are deferred and recognized over the life of the related loans as adjustments to interest income.

NONPERFORMING LOANS. Nonperforming loans consist of nonaccrual loans and restructured loans. Loans, other than installment loans, are generally placed on nonaccrual status and interest is not recorded if, in management's opinion, payment in full of principal or interest is not expected or when payment of principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. Upon the occurrence of an adverse change in the account status (e.g., filing of bankruptcy, repossession of collateral, foreclosure, or death of the borrower), installment loans (including accrued interest) are written down to the net realizable value of the underlying collateral. Such loans are reviewed periodically for further write-downs until fully liquidated. Income recognized on revolving credit loans is discontinued upon the occurrence of an adverse change, and the loans are fully charged off if no payment is received for 180 days.

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

     On January 1, 1995, the Corporation adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures." As of December 31, 1995, the amount of impaired loans and disclosures related thereto were not material.

PREMISES AND EQUIPMENT. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is computed using the straight-line method and is charged to operating expense over the estimated useful lives of the assets. Depreciation expense has been computed principally using estimated lives of five to forty years for premises and three to seven years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the initial term of the respective lease or the estimated useful life of the improvement. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred.

GOODWILL AND OTHER INTANGIBLES. The unamortized costs in excess of the fair value of acquired net tangible assets are included in goodwill and other intangibles. Identifiable intangibles, except for premiums on purchased deposits which are amortized on a straight-line method over 10 years, are amortized over the estimated periods benefitted. The remaining costs (goodwill) are generally amortized on a straight-line basis over 15 years. For acquisitions where the fair value of net assets acquired exceeds the purchase price, the resulting negative goodwill is allocated proportionally to noncurrent, nonmonetary assets.

     Management periodically evaluates whether events or circumstances have occurred that would result in impairment in the value or life of goodwill or other intangibles. Management considers an intangible to be potentially impaired if internal management reports for respective business units show a net loss before amortization of intangibles. The recoverability of the asset is then evaluated using undiscounted cash flow projections. Core deposit intangibles are reviewed periodically to determine performance versus expected "run-off" and adjustments in the amortization of these core deposit intangibles are made accordingly.

MORTGAGE SERVICING RIGHTS. Effective July 1, 1995, the Corporation adopted prospectively the provisions of SFAS No. 122, "Accounting for Mortgage Servicing Rights, an Amendment to FASB No. 65." This statement requires entities to recognize as separate assets, rights to service mortgage loans for others, regardless of whether originated in-house or purchased from others. SFAS No. 122 also requires that capitalized mortgage servicing rights be assessed for impairment based on the fair value of those rights. The Corporation's policy for evaluating mortgage servicing rights for impairment is to stratify the mortgage servicing rights by age of the loan and term to maturity, rate of interest, and loan type. Fair value is determined based on discounted cash flows using incremental direct and indirect costs and forecasted consensus prepayment rates. Prior period amounts are recorded using the previous practice of capitalizing only the servicing purchased from others. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income based on the historical and projected prepayments of the underlying loans. The adoption of SFAS No. 122 did not have a material effect on the Corporation's earnings, liquidity, or capital resources. At December 31, 1995, the carrying value and fair value of the Corporation's mortgage servicing rights were $5.9 million and $7.3 million, respectively.

OTHER REAL ESTATE. Property acquired through foreclosure is stated at the lower of the recorded amount of the loan or the property's estimated net realizable value, reduced by estimated selling costs. Writedowns of the assets at, or prior to, the date of foreclosure are charged to the allowance for losses on loans. Subsequent writedowns, income and expense incurred in connection with holding such assets, and gains and losses resulting from the sales of such assets are included in noninterest income and expense.

POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS. Effective January 1, 1993, the Corporation adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits" which require that postretirement and postemployment benefits be charged to expense during the years in which an employee renders service. The Corporation elected to recognize the accumulated benefit obligations in 1993 which approximated $9.6 million ($5.9 million after tax).

INCOME TAXES. Effective January 1, 1993, the Corporation prospectively adopted the provisions of SFAS No. 109, "Accounting for Income Taxes" and recorded the cumulative effect of the accounting change of $11.7 million. The Corporation files a consolidated Federal income tax return with its subsidiaries, with the exception of two credit life insurance companies that file separate returns. The provision for income taxes is based on income reported for consolidated financial statement purposes and includes deferred taxes resulting from the recognition of certain revenues and expenses in different periods for tax reporting purposes.

EARNINGS PER SHARE. Primary earnings per common share is adjusted for all preferred stock dividends. Primary earnings per common share is computed based on the weighted average number of common shares outstanding and common stock equivalents arising from the assumed exercise of outstanding stock options unless their effect would be antidilutive. Fully diluted earnings per common share is computed using the weighted average common shares and equivalents. Common stock equivalents are increased by the assumed conversion of convertible preferred stock into common stock as if converted at the beginning of the period unless the effect would be antidilutive. Earnings for fully diluted earnings per common share are adjusted for preferred stock dividends on nonconvertible preferred stock.

NOTE 2.  ACQUISITIONS

CONSUMMATED ACQUISITIONS

  POOLINGS OF INTERESTS

     The Corporation consummated the following acquisitions which were accounted for using the pooling of interests method of accounting. Financial information for all periods was restated for the Capital, Grenada, and BNF acquisitions. The remaining acquisitions were not significant, therefore, prior period amounts were not restated.

                               1995 ACQUISITIONS

                                                                COMMON
                                                     DATE       SHARES
                                                   ACQUIRED     ISSUED     TOTAL ASSETS   TOTAL EQUITY
                                                   ---------  ----------   ------------   ------------
                                                                              (DOLLARS IN MILLIONS)
Planters Bank and Trust Company..................  9/1/95       348,029    $     59.0     $ 6.6
Capital Bancorporation, Inc. ("Capital").........  12/31/95   4,087,124       1,105.1      74.8
                                                              ---------    ----------     -----
          Total..................................             4,435,153    $  1,164.1     $81.4
                                                              =========    ==========     =====

                               1994 ACQUISITIONS

                                                                COMMON
                                                     DATE       SHARES
                                                   ACQUIRED     ISSUED     TOTAL ASSETS   TOTAL EQUITY
                                                   ---------  ----------   ------------   ------------
                                                                              (DOLLARS IN MILLIONS)
Mid-South Bancorp, Inc...........................   1/1/94       839,542   $  184.7       $ 11.9
First National Bancorp of Shelbyville, Inc.......   3/1/94       974,886      170.0         12.2
Clin-Ark Bancshares, Inc.........................   4/1/94       217,768       50.3          4.2
Liberty Bancshares, Inc..........................   7/1/94     1,223,353      180.1         20.0
Earle Bankshares, Inc............................   8/1/94       320,112       42.5          6.6
BNF Bancorp, Inc. ("BNF")........................   9/1/94     2,000,329      276.4         29.6
Commercial Bancorp, Inc..........................  11/1/94       189,391       28.6          3.7
Mid South Bancshares, Inc........................  12/1/94       572,115      126.0          5.6
Grenada Sunburst System Corporation
  ("Grenada")....................................  12/31/94   13,776,357    2,518.0        173.7
                                                              ----------   --------       ------
          Total..................................             20,113,853   $3,576.6       $267.5
                                                              ==========   ========       ======

                               1993 ACQUISITIONS

                                                                COMMON
                                                     DATE       SHARES
                                                   ACQUIRED     ISSUED     TOTAL ASSETS   TOTAL EQUITY
                                                   ---------  ----------   ------------   ------------
                                                                              (DOLLARS IN MILLIONS)
Garrett Bancshares, Inc..........................  5/31/93      613,088    $173.7         $ 4.8
Hogue Holding Company, Inc.......................   9/1/93      219,274      38.5           4.4
Central State Bancorp, Inc.......................   9/1/93      630,355     107.8          10.7
First Financial Services, Inc....................  10/1/93      447,906      86.0           8.4
                                                              ---------    ------         -----
          Total..................................             1,910,623    $406.0         $28.3
                                                              =========    ======         =====

     The following table summarizes the impact of the Capital acquisition on the Corporation's net interest income, noninterest income, and earnings before extraordinary item and accounting changes.

                                                                                        EARNINGS (LOSS)
                                                                                            BEFORE
                                                                                         EXTRAORDINARY
                                                                                           ITEM AND
                                                          NET INTEREST    NONINTEREST     ACCOUNTING
                                                             INCOME         INCOME          CHANGES
                                                          ------------    -----------   ---------------
                                                                     (DOLLARS IN THOUSANDS)
1995
  Union Planters........................................  $408,295       $148,965       $138,752
  Capital...............................................    39,136          8,687         (3,350)
                                                          --------       --------       --------
     Union Planters pooled..............................  $447,431       $157,652       $135,402
                                                          ========       ========       ========
1994
  Union Planters........................................  $388,278       $ 93,562       $ 58,608
  Capital...............................................    34,836          7,243          7,253
                                                          --------       --------       --------
     Union Planters pooled..............................  $423,114       $100,805       $ 65,861
                                                          ========       ========       ========
1993
  Union Planters........................................  $343,710       $119,925       $ 89,976
  Capital...............................................    31,323          7,637          7,051
                                                          --------       --------       --------
     Union Planters pooled..............................  $375,033       $127,562       $ 97,027
                                                          ========       ========       ========

  PURCHASE ACQUISITIONS

     The Corporation acquired the following institutions in transactions which were accounted for using the purchase method of accounting.

                                                                                           TOTAL ASSETS
                                     DATE                         PURCHASE    RESULTING     AT DATE OF
           INSTITUTION             ACQUIRED      CONSIDERATION     PRICE     INTANGIBLES   ACQUISITION
---------------------------------  ---------   -----------------  --------   -----------   ------------
                                                                          (DOLLARS IN MILLIONS)
Bank of East Tennessee...........     1/1/93   648,786 Shares of  $ 25.3     $ 7.0         $  231
                                               Series E
                                               Preferred Stock
Security Trust Federal Savings
  and Loan Association and
  SaveTrust Federal Savings
  Bank...........................     1/1/93   Cash                 22.0       3.0            261
First Federal Savings Bank.......    2/26/93   625,000 Shares of      NM        --            187
                                               Common Stock
First State Bancorporation,
  Inc............................     7/1/95   388,497 Shares of    13.5       6.5            116
                                               Series E
                                               Preferred Stock
Other Acquisitions...............  1993/1994   Cash, Common         42.7      18.1            370
                                               Stock and
                                               Preferred
                                               Stock(1)
                                                                  ------     -----         ------
          Total..................
                                                                  $103.5     $34.6         $1,165
                                                                  ======     =====         ======

---------------

NM -- Not meaningful
(1) Various acquisitions each having under $100 million in total assets. Purchase prices included $32.1 million cash, 90,162 shares of Common Stock, and 259,736 shares of Series E Preferred Stock.

     Pro forma condensed results of operations as if the purchase acquisitions had been consummated as of the beginning of the period have been omitted due to the immaterial effect on operations.

     Subsequent to December 31, 1995, the Corporation consummated on January 2, 1996, the acquisitions of First Bancshares of Eastern Arkansas, Inc., the parent of First National Bank in West

Memphis, Arkansas, and First Bancshares of N.E. Arkansas, Inc., the parent of First National Bank in Osceola, Arkansas. Both acquisitions were accounted for as purchases. The cash purchase prices of these two acquisitions were $10.9 million and $9.2 million, respectively. Total assets at date of acquisition were $60 million and $62 million, respectively.

  PENDING ACQUISITIONS

     The Corporation has signed definitive agreements pursuant to which it would acquire the following institutions. Consideration and method of accounting are based on currently available information and are subject to change based on the terms of the definitive agreements. The closing of each of these transactions is subject to obtaining shareholder and regulatory approvals and the satisfaction of a number of other contractual conditions.


                                                             ANTICIPATED
                                           TYPE OF            METHOD OF        APPROXIMATE TOTAL
            INSTITUTION                 CONSIDERATION         ACCOUNTING            ASSETS
------------------------------------  ------------------  ------------------ ---------------------
                                                                             (DOLLARS IN MILLIONS)
Eastern National Bank, Miami,
  Florida...........................  Cash, Notes, and    Purchase                   $ 266
                                      Stock(1)
Valley Federal Savings Bank in
  Sheffield, Alabama................  480,000 shares of   Pooling of                   126
                                      Common Stock        Interests
Franklin Financial Group, Inc.
  Morristown, Tennessee.............  670,000 shares of   Pooling of                   137
                                      Common Stock        Interests
                                                                                     -----
          Total.....................                                                 $ 529
                                                                                     =====

---------------

(1) Includes cash in the amount of $4.5 million, UPC Promissory Notes in the face amount of $14.5 million, and up to 317,458 shares of Series E Preferred Stock.

  STATEMENT OF CASH FLOWS

     The following table details the net cash received from acquisitions of financial institutions which were accounted for using the purchase method of accounting and from insignificant acquisitions which were accounted for as poolings of interests.

                                                                  YEARS ENDED DECEMBER 31,
                                                             -----------------------------------
                                                               1995        1994         1993
                                                             ---------   ---------   -----------
                                                                   (DOLLARS IN THOUSANDS)
Purchases of other financial institutions
  Fair value of assets acquired............................  $ 256,026   $ 976,775   $ 1,663,791
  Liabilities assumed......................................   (229,017)   (891,761)   (1,557,038)
  Common stock issued......................................     (6,649)    (64,250)      (39,791)
  Preferred stock issued...................................    (13,503)         --       (30,127)
  Less previous investment in entities acquired............         --          --        (3,387)
                                                             ---------   ---------   -----------
  Cash paid for the purchases of other financial
     institutions..........................................      6,857      20,764        33,448
  Cash and cash equivalents acquired.......................    (17,616)    (92,848)     (141,491)
                                                             ---------   ---------   -----------
          Net cash received from purchases of financial
            institutions...................................  $ (10,759)  $ (72,084)  $  (108,043)
                                                             =========   =========    ==========

NOTE 3.  RESTRICTIONS ON CASH AND DUE FROM BANKS

     The Corporation's banking subsidiaries are required to maintain noninterest-bearing average reserve balances with the Federal Reserve Bank. Average balances required to be maintained for such purposes during 1995 and 1994 were $73 million and $81 million, respectively.

NOTE 4.  INVESTMENT SECURITIES

     The amortized cost and fair value of investment securities are summarized as follows:

                                                                    DECEMBER 31, 1995
                                                       -------------------------------------------
                                                                       UNREALIZED
                                                       AMORTIZED    -----------------      FAIR
                                                          COST       GAINS    LOSSES      VALUE
                                                       ----------   -------   -------   ----------
                                                                 (DOLLARS IN THOUSANDS)
AVAILABLE FOR SALE SECURITIES
U.S. Government obligations
  U.S. Treasury......................................  $  825,107   $ 8,300   $   346   $  833,061
  U.S. Government agencies
     Collateralized mortgage obligations.............     166,109       578       782      165,905
     Mortgage-backed.................................     582,310     6,746     1,436      587,620
     Other...........................................     573,250     2,159       960      574,449
                                                       ----------   -------   -------   ----------
       Total U.S. Government obligations.............   2,146,776    17,783     3,524    2,161,035
Obligations of states and political subdivisions.....     490,676    22,833     2,481      511,028
Other stocks and securities..........................     102,691       225        89      102,827
                                                       ----------   -------   -------   ----------
       Total available for sale securities...........  $2,740,143   $40,841   $ 6,094   $2,774,890
                                                        =========   =======   =======    =========

                                                                    DECEMBER 31, 1994
                                                       -------------------------------------------
                                                                       UNREALIZED
                                                       AMORTIZED    -----------------      FAIR
                                                          COST       GAINS    LOSSES      VALUE
                                                       ----------   -------   -------   ----------
                                                                 (DOLLARS IN THOUSANDS)
AVAILABLE FOR SALE SECURITIES
U.S. Government obligations
  U.S. Treasury......................................  $  484,614   $   745   $ 9,305   $  476,054
  U.S. Government agencies
     Collateralized mortgage obligations.............     328,142        50    11,312      316,880
     Mortgage-backed.................................     816,683     1,061    22,669      795,075
     Other...........................................     215,527       189     4,586      211,130
                                                       ----------   -------   -------   ----------
       Total U.S. Government obligations.............   1,844,966     2,045    47,872    1,799,139
Obligations of states and political subdivisions.....         220         1         2          219
Other stocks and securities..........................     139,907     1,018     2,341      138,584
                                                       ----------   -------   -------   ----------
       Total available for sale securities...........  $1,985,093   $ 3,064   $50,215   $1,937,942
                                                        =========   =======   =======    =========
HELD TO MATURITY SECURITIES
U.S. Government obligations
  U.S. Treasury......................................  $  499,167   $    41   $13,949   $  485,259
  U.S. Government agencies...........................     112,056       195     4,944      107,307
                                                       ----------   -------   -------   ----------
       Total U.S. Government obligations.............     611,223       236    18,893      592,566
Obligations of states and political subdivisions.....     528,396     9,116    15,385      522,127
Other stocks and securities..........................       6,549         1       126        6,424
                                                       ----------   -------   -------   ----------
       Total held to maturity securities.............  $1,146,168   $ 9,353   $34,404   $1,121,117
                                                        =========   =======   =======    =========

     The following table presents the gross realized gains and losses on investment securities for the years ended December 31, 1995 and 1994.

                                                        REALIZED GAINS         REALIZED LOSSES
                                                       -----------------     --------------------
                                                        1995       1994       1995         1994
                                                       ------     ------     -------     --------
                                                                 (DOLLARS IN THOUSANDS)
Available for sale securities........................  $3,727     $1,158     $(6,120)    $(18,767)
Held to maturity securities..........................      70        132          (1)         (21)
                                                       ------     ------     -------     --------
       Total.........................................  $3,797     $1,290     $(6,121)    $(18,788)
                                                       ======     ======     =======     ========

     In 1993, the Corporation had gross realized gains of $6,090,000 and gross realized losses of $1,584,000 on all investment securities.

     Investment securities having a carrying value of approximately $1.1 billion at both December 31, 1995 and 1994 were pledged to secure public and trust funds on deposit, securities sold under agreements to repurchase, and FHLB advances.

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

     Effective September 30, 1995, the Corporation transferred approximately $1.0 billion of held to maturity securities to the available for sale securities portfolio. This transfer constituted the Corporation's entire held to maturity securities portfolio. The transfer was made in response to specific conditions which arose during the third quarter of 1995 and led management and the Board of Directors to change its intent to hold these securities to maturity. The changes included a need to provide additional funding sources for current and anticipated loan growth and the need to manage interest-rate risk and liquidity considerations which arose during the quarter in connection with certain acquisitions of the Corporation and the internal reorganizations of its banking subsidiaries. The transfer had no impact on earnings and the fair-value adjustment related to these securities was $24.7 million, resulting in a net increase in shareholders' equity of $15.1 million, net of taxes.

     The fair values, contractual maturities, and weighted average yields of investment securities as of December 31, 1995 are as follows:

                                                                 MATURING
                               ----------------------------------------------------------------------------
                                                    AFTER ONE BUT
                                  WITHIN ONE         WITHIN FIVE        AFTER FIVE BUT
                                     YEAR               YEARS          WITHIN TEN YEARS    AFTER TEN YEARS           TOTAL
                               ----------------    ----------------    ----------------    ----------------    ------------------
                                AMOUNT    YIELD     AMOUNT    YIELD     AMOUNT    YIELD     AMOUNT    YIELD      AMOUNT     YIELD
                               --------   -----    --------   -----    --------   -----    --------   -----    ----------   -----
                                                        (TAXABLE-EQUIVALENT BASIS/DOLLARS IN THOUSANDS)
AVAILABLE FOR SALE SECURITIES
U.S. Government obligations
  U.S. Treasury............... $436,948    5.73%   $382,705    6.41%   $     --      --%   $  5,454    6.08%   $  825,107    6.05%
  U.S. Government agencies
    Collaterized mortgage
      obligations.............    1,481    6.09      20,627    6.27      23,595    6.03     120,406    6.46       166,109    6.37
    Mortgage-backed...........   11,545    5.96      50,732    6.75      74,065    7.32     445,968    7.10       582,310    7.07
    Other.....................  280,127    6.06     206,357    5.83      32,574    6.30      54,192    7.07       573,250    6.09
                               --------            --------            --------            --------            ----------
        Total U.S. Government
          obligations.........  730,101    5.86     660,421    6.25     130,234    6.83     626,020    6.97     2,146,776    6.36
Obligations of states and
  political subdivisions......   27,831    7.95     111,312    9.57      80,227    9.54     271,306    9.62       490,676    9.50
Other stocks and securities
  Federal Reserve Bank and
  Federal Home Loan Bank
  stock.......................       --      --          --      --          --      --      61,787    6.73        61,787    6.73
  Bonds, notes, and
    debentures................    2,321    5.95       1,289    6.53         231    6.34          --      --         3,841    6.17
  Collaterized mortgage
    obligations...............       --      --      23,788    6.39       1,015    7.49       2,848    6.41        27,651    6.43
  Mortgage-backed.............       --      --           3    9.00          --      --         235    9.69           238    9.68
  Other.......................       --      --         231    6.09          --      --       8,943    4.54         9,174    4.58
                               --------            --------            --------            --------            ----------
        Total other stocks and
          securities..........    2,321    5.95      25,311    6.39       1,246    7.28      73,813    6.46       102,691    6.44
                               --------            --------            --------            --------            ----------
        Total amortized cost
          of available for
          sale securities..... $760,253    5.94%   $797,044    6.72%   $211,707    7.86%   $971,139    7.67%   $2,740,143    6.93%
                               ========            ========            ========            ========            ==========
        Total fair value...... $761,954            $808,238            $217,074            $987,624            $2,774,890
                               ========            ========            ========            ========            ==========

     The weighted average yields are calculated by dividing the sum of the individual security yield weights (effective yield times book value) by the total book value of the securities. The weighted average yield for obligations of states and political subdivisions is adjusted to a taxable-equivalent yield, using a Federal income tax rate of 35%. Expected maturities of securities will differ from contractual maturities because some borrowers have the right to call or prepay obligations with or without call or prepayment penalties. The investment securities portfolio is expected to have a principal weighted average life of approximately 3.1 years.

NOTE 5.  LOANS

     Loans are summarized as follows:

                                                                             DECEMBER 31,
                                                                        -----------------------
                                                                           1995         1994
                                                                        ----------   ----------
                                                                        (DOLLARS IN THOUSANDS)
Commercial, financial, and agricultural...............................  $1,450,050   $1,511,096
Real estate -- construction...........................................     322,701      291,719
Real estate -- mortgage
  Secured by 1-4 family residential...................................   2,320,168    2,247,659
  Other mortgage......................................................   1,283,937    1,244,773
Home equity...........................................................     167,223      150,524
Consumer
  Credit cards and related plans......................................     387,445      264,600
  Other consumer......................................................   1,108,127    1,004,367
Direct lease financing................................................      60,400       40,523
                                                                        ----------   ----------
     Total loans......................................................  $7,100,051   $6,755,261
                                                                        ==========   ==========

     Nonperforming loans are summarized as follows:

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1995        1994
                                                                           -------     -------
                                                                         (DOLLARS IN THOUSANDS)
Nonaccrual loans.........................................................  $32,847     $19,532
Restructured loans.......................................................    1,330       2,279
                                                                           -------     -------
          Total..........................................................  $34,177     $21,811
                                                                           =======     =======

     The impact on net interest income of the above nonperforming loans was not material in either 1995 or 1994. Also, there were no significant outstanding commitments to lend additional funds at December 31, 1995.

     Certain of the Corporation's bank subsidiaries, principally Union Planters National Bank ("UPNB"), have granted loans to the Corporation's directors, executive officers, and their affiliates. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risks of collectability. The aggregate dollar amount of these loans was $41.8 million and $39.2 million at December 31, 1995 and 1994, respectively. During 1995, $112.0 million of new loans and advances under credit lines were made to directors, executive officers, and their affiliates; repayments totaled approximately $109.4 million.

NOTE 6.  ALLOWANCE FOR LOSSES ON LOANS

     The changes in the allowance for losses on loans are summarized as follows:

                                                               1995         1994         1993
                                                             --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
Balance, January 1.........................................  $133,966     $125,499     $100,282
  Increases due to acquisitions............................     2,762        9,252       21,569
  Provision for losses on loans............................    22,231        4,894       17,950
  Recoveries of loans previously charged off...............    12,190       13,714       10,728
  Loans charged off........................................   (37,662)     (19,393)     (25,030)
                                                             --------     --------     --------
Balance, December 31.......................................  $133,487     $133,966     $125,499
                                                             ========     ========     ========

NOTE 7.  PREMISES AND EQUIPMENT, LEASED ASSETS, AND LEASE COMMITMENTS

     Premises and equipment are summarized as follows:

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
                                                                         (DOLLARS IN THOUSANDS)
Land...................................................................  $ 46,591     $ 46,591
Buildings and improvements.............................................   174,897      173,618
Leasehold improvements.................................................    11,369       10,242
Equipment..............................................................   139,534      143,941
Construction in progress...............................................     9,011        3,316
                                                                         --------     --------
                                                                          381,402      377,708
Less accumulated depreciation and amortization.........................   153,130      147,811
                                                                         --------     --------
          Total premises and equipment.................................  $228,272     $229,897
                                                                         ========     ========

     Rental expense, net of sublease rental income under all operating leases totaled $9.3 million in 1995, $8.6 million in 1994, and $9.7 million in 1993. At December 31, 1995, minimum future rental commitments under noncancelable operating leases were as follows:

                                                                              OPERATING LEASES
                                                                           ----------------------
                                                                           (DOLLARS IN THOUSANDS)
1996.....................................................................         $  5,326
1997.....................................................................            4,502
1998.....................................................................            3,890
1999.....................................................................            2,721
2000.....................................................................            2,285
Later years..............................................................            8,570
                                                                                  --------
          Total minimum lease payments...................................         $ 27,294
                                                                                  ========

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

     Short-term borrowings are summarized as follows:

                                                                        DECEMBER 31,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
Year-end balances
  Federal funds purchased and securities sold under
     agreements to repurchase..............................  $240,929     $446,628     $289,450
  Commercial paper.........................................        --        2,951       10,941
  Other short-term borrowings..............................        94        5,431           23
                                                             --------     --------     --------
     Total short-term borrowings...........................  $241,023     $455,010     $300,414
                                                             ========     ========     ========
Federal funds purchased and securities sold under
  agreements to repurchase
  Daily average balance....................................  $229,815     $496,280     $276,915
  Weighted average interest rate...........................      5.29%        4.24%        2.86%
  Maximum outstanding at any month end.....................  $447,003     $745,490     $374,391
  Weighted average interest rate at December 31............      5.21%        5.39%        2.86%

NOTE 9.  FEDERAL HOME LOAN BANK ADVANCES AND LONG-TERM DEBT

FEDERAL HOME LOAN BANK ("FHLB") ADVANCES

     Certain of the Corporation's banking and thrift subsidiaries had outstanding advances from the FHLB of $268.9 million and $224.1 million at December 31, 1995 and 1994, respectively, under Blanket Agreements for Advances and Security Agreements (the "Agreements"). The Agreements entitle these subsidiaries to borrow funds from the FHLB to fund mortgage loan programs and to satisfy certain other funding needs. Of the amounts outstanding at December 31, 1995, $201.0 million were at variable rates and $67.9 million were at fixed rates with interest rates ranging from 3.25% to 9.0% and maturities ranging from 1996 to 2025. At December 31, 1995, FHLB advances that have remaining maturities within one year, one to five years, and after five years were $21.9 million, $206.5 million, and $40.5 million, respectively. The value of the mortgage-backed securities and mortgage loans pledged under the Agreements generally must be maintained at not less than 115% and 150%, respectively, of the advances outstanding. At December 31, 1995, the Corporation had an adequate amount of mortgage-backed securities and loans to satisfy the collateral requirement.

LONG-TERM DEBT

     The Corporation's long-term debt is summarized as follows:

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
                                                                         (DOLLARS IN THOUSANDS)
8 1/2% Subordinated Notes due 2002.....................................  $ 40,245     $ 40,250
6.25% Subordinated Notes due 2003......................................    74,592       74,540
6 3/4% Subordinated Notes due 2005.....................................    99,418           --
Other long-term debt...................................................     2,111       17,115
                                                                         --------     --------
          Total long-term debt.........................................  $216,366     $131,905
                                                                         ========     ========

     In November 1993, the Corporation issued in a public offering $75 million of 6.25% Subordinated Capital Notes due 2003 at 99.305%. In November 1995, the Corporation issued in another public offering $100 million of 6 3/4% Subordinated Capital Notes due 2005 at 99.408%. Interest is payable on both issues semiannually on May 1 and November 1. The Notes are not redeemable prior to maturity and will mature on November 1, 2003 and 2005, respectively. The Notes are subordinated to all present and future senior indebtedness of the Corporation and payment may be accelerated only in the case of bankruptcy of the Corporation. The Notes qualify as Tier 2 capital under regulatory risk-based capital guidelines. The Corporation entered into an interest-rate swap agreement related to the

November 1993 offering with a notional amount of $50 million which converted a portion of the fixed-rate debt to a floating LIBOR rate for two and one-half years.

     During 1992, the Corporation completed a public offering of $40.25 million of 8 1/2% Subordinated Notes ("8 1/2% Notes"). The 8 1/2% Notes mature on October 1, 2002, and interest is payable quarterly. The 8 1/2% Notes are unsecured debt obligations of the Corporation and are subordinated in right of payment to all senior indebtedness of the Corporation. The Corporation, at its option, may redeem the 8 1/2% Notes on or after October 1, 1997, at par value plus accrued interest, upon 30 days notice. The Corporation is obligated to repay 100% of the principal amount plus accrued interest, up to an aggregate amount of $1 million, of 8 1/2% Notes tendered for prepayment by the personal representatives of deceased holders in any one year. The 8 1/2% Notes do not qualify as Tier 2 capital.

     The Corporation issued 10 1/8% Subordinated Capital Debentures ("10 1/8% Debentures") in a public offering in 1989. In November 1993, the Corporation used approximately $39 million of the net proceeds of the 6.25% Subordinated Notes offering to in-substance defease the 10 1/8% Debentures. Direct obligations of the U.S. Government were purchased and placed in an irrevocable trust which provides cash flows matching the principal and interest debt service requirements and to retire the 10 1/8% Debentures on April 1, 1996. This transaction resulted in an extraordinary loss in the fourth quarter of 1993 of $5.2 million ($3.2 million net of taxes). At both December 31, 1995 and 1994, the outstanding balance of the 10 1/8% Debentures totaled $34 million which is not reflected in the accompanying consolidated balance sheet.

     Annual principal repayment requirements for long-term debt for the years 1996 through 2000 are $389,000, $560,000, $778,000, $250,000, and $66,000,
respectively.

     The ability of the Corporation to service its long-term debt obligations is dependent upon the future profitability of its banking subsidiaries and their ability to pay dividends and management fees to the Corporation (see Note 12).

NOTE 10.  SHAREHOLDERS' EQUITY

DIVIDENDS

     The payment of dividends is determined by the Board of Directors taking into account the earnings, capital levels, cash requirements and the financial condition of the Corporation and its subsidiaries, applicable government regulations and policies, and other factors deemed relevant by the Board of Directors, including the amount of dividends payable to the Corporation by its subsidiary banks. Various federal laws, regulations and policies limit the ability of the Corporation's subsidiary banks to pay dividends. See Note 12, "Restrictions on Dividends and Loans from Subsidiaries."

PREFERRED STOCK

     The Corporation's preferred stock is summarized as follows:

                                                                          DECEMBER 31,
                                                                      --------------------
                                                                       1995         1994
                                                                      -------     --------
                                                                     (DOLLARS IN THOUSANDS)
PREFERRED STOCK, WITHOUT PAR VALUE, 10,000,000 SHARES AUTHORIZED FOR
  ALL ISSUES:
  CONVERTIBLE
     Series A Preferred Stock.......................................  $    --     $     --
     Series B Preferred Stock.......................................    4,400        4,400
     Series D Preferred Stock.......................................       --        5,200
     Series E Preferred Stock.......................................   87,410       77,698
                                                                      -------     --------
          Total convertible preferred stock.........................   91,810       87,298
  NONCONVERTIBLE....................................................       --       13,800
                                                                      -------     --------
          Total preferred stock.....................................  $91,810     $101,098
                                                                      =======     ========

SERIES A PREFERRED STOCK ("SHARE PURCHASE RIGHTS PLAN"). In 1989, the Board of Directors of the Corporation adopted a Share Purchase Rights Plan and distributed a dividend of one Preferred Share Purchase Right (Right) for each outstanding share of the Corporation's $5 par value Common Stock and for each share to be issued thereafter. The Rights are generally designed to deter coercive takeover tactics and to encourage all persons interested in acquiring control of the Corporation to deal with each shareholder on a fair and equal basis. Each Right trades in tandem with its respective share of common stock until the occurrence of certain events, in which case it would separate from the common stock and entitle the registered holder, subject to the terms of the Rights Agreement, to purchase certain equity securities at a price below their market value. The Corporation has authorized 250,000 shares of Series A Preferred Stock for issuance under the Share Purchase Rights Plan, none of which have been issued.

SERIES B PREFERRED STOCK. The Corporation issued 44,000 shares of $8.00 Nonredeemable, Cumulative, Convertible Preferred Stock, Series B ("Series B Preferred Stock"), in a private transaction in connection with the acquisition of a bank in 1989. Such shares bear a dividend rate of $8.00 per share per annum; dividends are cumulative and are payable quarterly. The holders of shares of Series B Preferred Stock have the right, at their option, to convert each share into 7.722 shares (339,768 shares in total) of the Corporation's Common Stock. As of December 31, 1995, no shares had been converted. The Series B Preferred Stock is stated at a liquidation value of $100 per share, is not subject to any sinking fund provisions, and has no preemptive rights. Holders of Series B Preferred Stock have no voting rights except as may be required by law and in certain other limited circumstances.

SERIES D PREFERRED STOCK. In 1992, in connection with an acquisition, the Corporation issued 253,655 shares of 9.5% Redeemable, Cumulative, Convertible Preferred Stock, Series D ("Series D Preferred Stock") in a private offering. Such shares had no par value but had a stated value of $20.50 per share on which dividends accrued at 9.5% per annum. Dividends were cumulative and payable quarterly. On July 1, 1995, all Series D Preferred Stock was converted into 253,655 shares of the Corporation's Common Stock.

SERIES E PREFERRED STOCK. In 1992, the Corporation completed a public offering of 2,200,000 shares of 8% Cumulative, Convertible Preferred Stock, Series E ("Series E Preferred Stock"). Additional shares (1,297,019) were issued in connection with acquisitions in 1995 and 1993 (see Note 2). One of the Corporation's pending acquisitions is expected to involve the issuance of Series E Preferred Stock. Such shares have a stated value of $25 per share on which dividends accrue at the rate of 8% per annum; dividends are cumulative and are payable quarterly. The Series E Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Such shares have a liquidation preference of $25 per share plus unpaid dividends accrued thereon, and with the prior approval of the Federal Reserve, may be redeemed by the Corporation in whole or in part at any time after March 31, 1997 at $25 per share. At any time prior to redemption, each share of Series E Preferred Stock is convertible, at the option of the holder, into 1.25 shares of the Corporation's Common Stock. Through December 31, 1995, 600 shares had been converted into the Corporation's Common Stock. Holders of Series E Preferred Stock have no voting rights except for those provided by law and in certain other limited circumstances. At December 31, 1995 and 1994, 3,496,419 and 3,107,922 shares, respectively, were issued and outstanding.

NONCONVERTIBLE PREFERRED STOCK. In 1992, Capital Bancorporation, Inc. (acquired by the Corporation on December 31, 1995 in a pooling of interests transaction) issued 27,600 shares of its 9.75% Increasing Rate, Redeemable, Cumulative Preferred Stock, Series C. In connection with the Corporation's acquisition, the Series C Preferred Stock was redeemed on December 31, 1995 at its stated value of $500 per share plus all dividends accrued and unpaid to that date.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

     The Dividend Reinvestment and Stock Purchase Plan ("the Plan") authorizes the issuance of 1,000,000 shares of authorized but previously unissued Common Stock to shareholders who choose to invest all or a portion of their cash dividends or make optional cash purchases. On certain investment dates, shares may be purchased with reinvested dividends and optional cash payments at a price of 95% and 100%, respectively, of their fair market value, without brokerage commissions. Shares issued under this Plan totaled 189,921, 116,678, and 68,188 shares in 1995, 1994, and 1993, respectively.

NOTE 11.  UNION PLANTERS CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                            CONDENSED BALANCE SHEET

                                                                            DECEMBER 31,
                                                                       -----------------------
                                                                          1995          1994
                                                                       ----------     --------
                                                                       (DOLLARS IN THOUSANDS)
ASSETS
  Noninterest-bearing cash in subsidiary bank........................  $    1,512     $    990
  Interest-bearing deposits at financial institutions................      10,000           --
  Demand note receivable from subsidiary bank........................      66,683       84,932
  Advances to and receivables from subsidiaries......................      24,785        5,981
  Investment securities available for sale...........................     171,102        1,854
  Investment in bank subsidiaries....................................     861,928      761,238
  Investment in savings and loan subsidiaries........................      29,609       59,007
  Investment in nonbank subsidiaries.................................       9,732        7,139
  Premises and equipment.............................................       8,976        4,955
  Other assets.......................................................      14,892       23,476
                                                                       ----------     --------
          TOTAL ASSETS...............................................  $1,199,219     $949,572
                                                                        =========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Commercial paper...................................................  $       --     $  2,951
  Long-term debt.....................................................     214,255      114,790
  Loans from and payables to subsidiaries............................       3,426       13,695
  Other liabilities..................................................      15,207       12,989
  Shareholders' equity...............................................     966,331      805,147
                                                                       ----------     --------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.................  $1,199,219     $949,572
                                                                        =========     ========

                        CONDENSED STATEMENT OF EARNINGS

                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
INCOME
  Dividends from bank subsidiaries.........................  $146,406     $145,950     $ 25,893
  Dividends from savings and loan subsidiaries.............    16,404       18,594        2,199
  Dividends from nonbank subsidiaries......................       500           --           --
  Management fees from subsidiaries........................    29,000       18,508        7,198
  Interest from subsidiaries...............................     3,219        3,913        1,358
  Interest and dividends on investments, loans, and
     interest-bearing deposits at financial institutions...     4,611           29           62
  Investment securities gains (losses).....................        23          (71)          --
  Other income.............................................       455        1,634        1,283
                                                             --------     --------     --------
          Total income.....................................   200,618      188,557       37,993
                                                             --------     --------     --------
EXPENSES
  Interest expense
     Short-term borrowings.................................        80          159          235
     Long-term debt........................................    10,320        8,503        7,447
  Salaries and employee benefits...........................    16,190       11,185        6,029
  Occupancy and equipment expense..........................     6,669        4,947          924
  Other expense............................................    16,938       12,247        4,760
                                                             --------     --------     --------
          Total expenses...................................    50,197       37,041       19,395
                                                             --------     --------     --------
          EARNINGS BEFORE INCOME TAXES, EXTRAORDINARY ITEM,
            ACCOUNTING CHANGES, AND EQUITY IN UNDISTRIBUTED
            EARNINGS OF SUBSIDIARIES.......................   150,421      151,516       18,598
Tax benefit................................................    (7,576)      (4,847)      (4,092)
                                                             --------     --------     --------
          EARNINGS BEFORE EXTRAORDINARY ITEM, ACCOUNTING
            CHANGES, AND EQUITY IN UNDISTRIBUTED EARNINGS
            OF SUBSIDIARIES................................   157,997      156,363       22,690
Extraordinary item -- defeasance of debt, net of taxes.....        --           --       (3,206)
Accounting changes, net of taxes...........................        --           --        2,479
                                                             --------     --------     --------
          EARNINGS BEFORE EQUITY IN UNDISTRIBUTED EARNINGS
            OF SUBSIDIARIES................................   157,997      156,363       21,963
Equity in undistributed earnings of subsidiaries...........   (22,595)     (90,502)      77,640
                                                             --------     --------     --------
          NET EARNINGS.....................................  $135,402     $ 65,861     $ 99,603
                                                             ========     ========     ========

NOTE 11. UNION PLANTERS CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION (CONTINUED)
                       CONDENSED STATEMENT OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
  Net earnings.............................................  $135,402     $ 65,861     $ 99,603
  Equity in undistributed (earnings) of subsidiaries.......    22,595       90,502      (77,640)
  Cumulative effect of accounting changes, net of taxes....        --           --       (2,479)
  Deferred income taxes (benefit)..........................       425          239       (1,898)
  Other, net...............................................     9,409      (15,133)       3,908
                                                             --------     --------     --------
     Net cash provided by operating activities.............   167,831      141,469       21,494
                                                             --------     --------     --------
INVESTING ACTIVITIES
  Net increase in short-term investments...................   (10,000)          --           --
  Purchases of available for sale securities...............  (389,624)          --           --
  Proceeds from sales of available for sale securities.....   221,532          197          123
  Net increase in investment in and receivables from
     subsidiaries..........................................   (55,261)    (119,921)     (16,916)
  Purchases of premises and equipment, net.................    (5,279)      (5,156)          --
                                                             --------     --------     --------
     Net cash used in investing activities.................  (238,632)    (124,880)     (16,793)
                                                             --------     --------     --------
FINANCING ACTIVITIES
  Net (decrease) increase in commercial paper..............    (2,971)      (7,990)       2,616
  Proceeds from issuance of long-term debt, net............    99,956           --       73,641
  Repayment and defeasance of long-term debt...............       (49)          --      (34,042)
  Net proceeds from loans from and payables to
     subsidiaries..........................................    (9,668)      13,333           --
  Redemption of preferred stock............................        --      (17,250)          --
  Proceeds from issuance of common stock, net..............    13,688       11,245       19,611
  Purchases and retirement of common stock, net............      (754)      (3,164)      (1,786)
  Cash dividends paid......................................   (47,128)     (28,996)     (21,180)
                                                             --------     --------     --------
     Net cash provided (used) by financing activities......    53,074      (32,822)      38,860
                                                             --------     --------     --------
Net (decrease) increase in cash and cash equivalents.......   (17,727)     (16,233)      43,561
Cash and cash equivalents at the beginning of the year.....    85,922      102,155       58,594
                                                             --------     --------     --------
Cash and cash equivalents at the end of the year...........  $ 68,195     $ 85,922     $102,155
                                                             ========     ========     ========

---------------

Noncash Activities. See Note 2 and Note 10, respectively, regarding acquisitions in 1995, 1994, and 1993 and the conversion of Series D Preferred Stock.

NOTE 12.  RESTRICTIONS ON DIVIDENDS AND LOANS FROM SUBSIDIARIES

     The amount of dividends which the Corporation's subsidiaries may pay is limited by applicable laws and regulations. For the subsidiary national banks, prior regulatory approval is required if dividends to be declared in any year would exceed net earnings of the current year (as defined under the National Bank Act) plus retained net profits for the preceding two years. The payment of dividends by state-chartered bank subsidiaries is regulated by applicable laws in Alabama, Arkansas, Kentucky, Louisiana, Mississippi, Missouri, and Tennessee and the regulations of the Federal Deposit Insurance Corporation ("FDIC"). The payment of dividends by savings and loan subsidiaries is subject to the regulations of the Office of Thrift Supervision ("OTS").

     The Corporation has adopted for its state-chartered bank subsidiaries internal dividend policies that have received approval from the various state banking commissioners, subject to restrictions. The current policy for Alabama, Arkansas, and Mississippi subsidiary banks requires a minimum ratio of 7% tangible equity capital (equity less goodwill and other intangibles) to tangible assets and paying dividends only equal to the excess without prior approval. The internal policy adopted for Tennessee banks requires a 6% tangible equity capital to tangible assets ratio and a 7% tangible primary capital (tangible equity plus the allowance for losses on loans) to tangible assets ratio be maintained by the subsidiaries. The policy approved for the Corporation's Kentucky operations is the same as for Tennessee except that Kentucky requires the use of Tier 1 capital instead of tangible equity and average quarterly assets instead of period-end assets. Missouri requires a 6% tangible equity capital ratio. The Corporation has not received approval from Louisiana for an internal policy.

     At January 1, 1996, the banking subsidiaries could have paid dividends to the Corporation aggregating $35 million without prior regulatory approval. Future dividends will be dependent on the level of earnings of the subsidiary financial institutions. UPNB requested permission and received approval in 1994 to pay a special dividend of $98 million in connection with the reorganization of UPNB into five separately chartered banks. Additional dividends from UPNB will require prior regulatory approval.

     The Corporation's banking subsidiaries are limited by federal law in the amount of credit which they may extend to their nonbank affiliates, including the Corporation. Loans to a single nonbank affiliate may not exceed 10% nor shall loans to all nonbank affiliates exceed 20% of an individual bank's capital plus its allowance for losses on loans. Such loans must be collateralized by assets having market values of 100% to 130% of the loan amount depending on the nature of the collateral. The law imposes no restrictions upon extensions of credit between FDIC-insured banks which are wholly-owned subsidiaries of the Corporation.

NOTE 13.  RESTRUCTURING CHARGES AND MERGER-RELATED EXPENSES

1994 RESTRUCTURING CHARGES

     In the fourth quarter of 1994, the Corporation adopted and began implementation of a specific formal restructuring plan to improve operating efficiencies and profitability throughout the Corporation. The plan provided for the reduction of the number of employees in all subsidiaries of the Corporation through specific voluntary and involuntary separation plans, the closure or divestiture of certain branches of the banking subsidiaries, and the consolidation of certain of the Corporation's subsidiary banks and branches operating in the same or adjacent geographic locations. Management engaged a nationally recognized consulting firm in 1994 to assist in identifying performance improvement opportunities and to assist in restructuring branch operations. The Corporation incurred fees and expenses of approximately $2.2 million in 1994 related to the services provided by the consulting firm.

     The Corporation achieved a net reduction in total staff in 1995 of approximately 690 employees, excluding the employees of the institutions acquired in 1995. These reductions came from all levels and functions of the Corporation. The voluntary early retirement and voluntary separation plans were offered to eligible employees during the fourth quarter of 1994. Three hundred eighty-eight eligible employees elected by mid-December to accept these plans resulting in a charge of $12.5 million in the fourth quarter of 1994. Additional reductions were facilitated by an involuntary separation plan which the Corporation communicated to all employees in connection with the offering of the voluntary plans.

     At December 31, 1994, the Corporation had identified 38 branch locations for consolidation, closure or divestiture. At December 31, 1995, the Corporation had consolidated or otherwise divested 33 branch locations. There were no additional charges for restructuring in 1995. Final completion of the Corporation's plan is expected in the first half of 1996. In connection therewith, the Corporation expects to consolidate or divest itself of 12 additional branch locations, contingent upon receipt of regulatory approvals. The remaining reserves for these branch closings and employee terminations are considered adequate.

     The following table provides a reconciliation of the restructuring charges and the reserves at December 31, 1995 and 1994:

                                                               RESTRUCTURING RESERVES
                                                 --------------------------------------------------
                                                 EMPLOYEE         ASSET
                                                 SEVERANCE     IMPAIRMENTS      OTHER       TOTAL
                                                 ---------     -----------     -------     --------
                                                               (DOLLARS IN THOUSANDS)
Restructuring charges in 1994..................  $  16,262       $10,478       $ 2,189     $ 28,929
Less: Cash payments in 1994....................     (3,830)           --          (835)      (4,665)
      Noncash items............................         --        (1,144)           --       (1,144)
                                                 ---------       -------       -------     --------
Reserve balance at December 31, 1994...........     12,432         9,334         1,354       23,120
Less: Cash payments in 1995....................    (11,829)           --        (1,354)     (13,183)
      Noncash items............................         --        (6,591)(1)        --       (6,591)
                                                 ---------       -------       -------     --------
Reserve balance at December 31, 1995...........  $     603       $ 2,743       $    --     $  3,346
                                                 =========       =======       =======     ========

---------------
(1) Relates to the disposition of branch buildings, furniture and equipment in 1995.

MERGER-RELATED EXPENSES

     Incidental to the acquisition of Capital in 1995, the Corporation incurred certain expenses related to the merger totaling approximately $11.9 million. These expenses included legal, accounting and financial advisory services of $1.4 million; employment contract payments, severance and postretirement benefit expenses of $4.8 million; writedowns and impairments of assets held for sale or disposal and cancellation of vendor contracts of $4.7 million; and other merger-related expenses of $1.0 million. All of the merger-related expenses, except for those for asset impairments, will be settled in cash.

     In 1994, incidental to the acquisition of Grenada and several other institutions, the Corporation incurred certain expenses related to the mergers of approximately $14.9 million. These expenses included legal, accounting and financial advisory services of $2.5 million; employment contract payments, severance and postemployment and postretirement benefit expenses of $3.8 million; termination of a pension plan of $1.4 million; impairments of assets held for sale or disposal and cancellation of vendor contracts of $3.6 million; and other merger-related expenses of $3.6 million.

NOTE 14.  OTHER NONINTEREST INCOME AND EXPENSE

     The major components of other noninterest income and expense are summarized as follows:

                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
OTHER NONINTEREST INCOME
  Credit life insurance commissions........................  $  4,895     $  4,319     $  4,004
  Customer ATM usage fees..................................     3,201        2,830        1,602
  Sale of servicing........................................     2,282          854        1,035
  VSIBG partnership earnings...............................     1,992        1,819        3,652
  Brokerage fee income.....................................     1,849        1,457        1,662
  Litigation settlement....................................        --        2,200           --
  Other....................................................    22,957       16,870       20,193
                                                             --------     --------     --------
     Total other noninterest income........................  $ 37,176     $ 30,349     $ 32,148
                                                             ========     ========     ========
OTHER NONINTEREST EXPENSE
  Restructuring charges (Note 13)..........................  $     --     $ 28,929     $     --
  Merger-related expenses (Note 13)........................    11,911       14,862        2,113
  FDIC insurance assessments...............................    12,320       20,203       19,579
  Stationery and supplies..................................    11,939       10,755        8,685
  Advertising and promotion................................    11,550       11,677        9,363
  Postage and carrier......................................    11,544        9,829        8,500
  Other contracted services................................     8,126        6,687        6,787
  Communications...........................................     7,856        6,827        6,276
  Amortization of goodwill and other intangibles...........     7,666        7,559        9,192
  Brokerage and clearing fees..............................     5,887        2,969        4,414
  Other personnel services.................................     5,753        4,081        2,504
  Miscellaneous charge-offs................................     4,882        2,637        1,545
  Merchant credit card charges.............................     4,468        4,136        5,073
  Legal fees...............................................     4,407        5,450        3,634
  Dues, subscriptions, and contributions...................     3,836        4,124        3,957
  Taxes other than income taxes............................     3,481        3,604        3,424
  Travel...................................................     3,215        2,659        2,791
  Audit fees...............................................     3,208        3,761        2,645
  Insurance................................................     2,108        2,859        2,287
  Consultant fees..........................................     2,093        1,358        1,248
  Federal Reserve fees.....................................     1,775        1,671        2,088
  Amortization and write-offs of mortgage servicing
     rights................................................     1,554        2,104        3,367
  Other real estate expense................................     1,197          874        3,839
  Consumer loan marketing program..........................        --       14,446           --
  Provisions for conversion of data processing systems.....        --           --        4,424
  Other....................................................    22,715       21,679       13,622
                                                             --------     --------     --------
     Total other noninterest expense.......................  $153,491     $195,740     $131,357
                                                             ========     ========     ========

NOTE 15.  EMPLOYEE BENEFIT PLANS

401(K) RETIREMENT SAVINGS PLAN. The Corporation's 401(k) Retirement Savings Plan ("401(k) Plan") is available to employees having one or more years of service and who work in excess of 1,000 hours per year. Employees may voluntarily contribute 1 to 16 percent of their gross compensation on a pretax basis up to a maximum of $9,240 in 1995 and the Corporation makes a matching contribution of 50 to 100 percent of the amounts contributed by the employee (up to 6% of compensation) depending upon his or her eligible years of service. The Corporation's contributions to the 401(k) Plan for 1995, 1994, and 1993 were $2.9 million, $2.0 million, and $1.8 million, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST. The Employee Stock Ownership Plan and Trust ("ESOP") is noncontributory and covers employees having one or more years of service and who work in excess of 1,000 hours per year. The amounts of contributions to the ESOP are determined annually at the discretion of the Board of Directors and were $3 million, $2 million, and $2 million for 1995, 1994, and 1993, respectively. At December 31, 1995, the ESOP held 1,057,331 shares of the Corporation's Common Stock, all of which were allocated to participants.

STOCK OPTION PLANS. Certain employees and directors of the Corporation and its subsidiaries are eligible to receive options or restricted stock grants under the 1992 Stock Incentive Plan. A maximum of 1,600,000 shares of the Corporation's Common Stock may be issued through the exercise of nonstatutory or incentive stock options and as restricted stock awards. The option price is the fair value of the Corporation's shares at the date of grant. Options granted generally become exercisable in installments of 20% to 33 1/3% each year beginning one year from date of grant. Additional options under a former plan and options assumed in connection with various acquisitions remain outstanding, however, no further options will be granted under such plans. Additional information with respect to the number of shares of the Corporation's Common Stock which are subject to stock options is as follows:

                                                                            YEARS ENDED
                                                                            DECEMBER 31,
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
Options
  Outstanding, beginning of year......................................    874,042      700,227
  Granted.............................................................    225,040      397,665
  Exercised...........................................................   (198,975)    (193,728)
  Canceled or surrendered.............................................    (53,583)     (30,122)
                                                                         --------     --------
  Outstanding, end of year............................................    846,524      874,042
                                                                         ========     ========
Options becoming exercisable during the year..........................    137,836      284,697
                                                                         ========     ========
Options exercisable at end of year....................................    537,562      624,012
                                                                         ========     ========

     Exercise prices ranged from $5.55 to $32.25 in 1995 and from $5.55 to $28.13 in 1994.

RETIREE HEALTHCARE AND LIFE INSURANCE. The Corporation provides certain healthcare and life insurance benefits to retired employees who had completed twenty years of unbroken full-time service immediately prior to retirement and who have attained age 60 or more. Healthcare benefits are provided partially through an insurance company (for retirees age 65 and above) and partially through direct payment of claims.

     The following table reflects the Corporation's net periodic postretirement benefit costs for 1995 and 1994 which were determined assuming a discount rate of 8% for 1995 and 7% for 1994 and an expected return on Plan assets of 5%:

                                                                            YEARS ENDED
                                                                            DECEMBER 31,
                                                                          --------------------
                                                                           1995          1994
                                                                          ------         -----
                                                                         (DOLLARS IN THOUSANDS)
Service cost...........................................................   $  203         $ 198
Interest cost of accumulated postretirement benefit obligation.........    1,005           713
Amortization of unrecognized net (gain) loss...........................       (5)           84
Return on Plan assets..................................................     (363)         (286)
                                                                          -------        -------

Total..................................................................   $  840         $ 709
                                                                          ========       ========

     The following table sets forth the Plans' funded status and the amounts reported in the Corporation's consolidated balance sheet:

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1995        1994
                                                                           -------     -------
                                                                          (DOLLARS IN THOUSANDS)

Fair value of Plan assets...............................................   $10,058     $ 9,114
Accumulated postretirement benefit obligation ("APBO"):
  Retirees..............................................................     9,833      10,524
  Fully eligible Plan participants......................................       230         160
  Other active Plan participants........................................     3,946       2,810
                                                                           --------    --------
          Total APBO....................................................    14,009      13,494
                                                                           --------    --------
          APBO in excess of Plan assets.................................   $(3,951)    $(4,380)
                                                                           ========    ========
Reconciliation of fund's status to reported amounts:
  Accrued liability included in consolidated balance sheet, including
     unfunded portion of transition obligation..........................   $(4,736)    $(4,477)
  Unrecognized net gain.................................................       785          97
                                                                           --------    --------
          APBO in excess of Plan assets.................................   $(3,951)    $(4,380)
                                                                           ========    ========

     The assumed discount rate used to measure the APBO was 7% at December 31, 1995 and 8% at December 31, 1994. The weighted average healthcare cost trend rate in 1995 was 11%, gradually declining to an ultimate projected rate in 2001 of 5%. A one percent increase in the assumed healthcare cost trend rates for each future year would have increased the aggregate of the service and interest cost components of the 1995 net periodic postretirement benefit cost by $121,000 and would have increased the APBO as of December 31, 1995 by $1 million.

     The Corporation has established a Voluntary Employees' Beneficiary Association Trust ("VEBA") and through December 31, 1995, had made contributions into the VEBA of $11.6 million, the maximum amount deductible for federal income tax purposes. Additional contributions will be made to the VEBA by the Corporation annually which will be the source of funding for future postretirement benefits.

ACQUIRED INSTITUTIONS. Certain of the acquired institutions have sponsored various employee benefit and retirement plans. Such plans have been or are in the process of being terminated and the employees now participate in the Corporation's benefit and retirement plans. At December 31, 1995, certain institutions acquired in 1995 had outstanding plans including defined benefit pension plans, 401(k) plans and ESOPs. The liabilities, if any, for such terminations have been recorded as of December 31, 1995.

NOTE 16.  INCOME TAXES

     The components of income tax expense are as follows:

                                                                   YEARS ENDED DECEMBER 31,
                                                               --------------------------------
                                                                1995        1994         1993
                                                               -------     -------     --------
                                                                    (DOLLARS IN THOUSANDS)
Current tax expense
  Federal....................................................  $57,811     $17,428     $ 34,845
  State......................................................    6,801       3,048        6,665
                                                               -------     -------     --------
     Total current tax expense...............................   64,612      20,476       41,510
                                                               -------     -------     --------
Deferred tax expense (benefit)
  Federal....................................................   (1,277)      4,078      (13,250)
  State......................................................    1,951         913       (4,465)
                                                               -------     -------     --------
     Total deferred tax expense (benefit)....................      674       4,991      (17,715)
                                                               -------     -------     --------
          Total income tax expense...........................  $65,286     $25,467     $ 23,795
                                                               =======     =======     ========

     For 1993, income taxes included in the financial statements is summarized as follows (Dollars in thousands):

Applicable income taxes...........................................................  $ 41,168
Tax benefit related to extraordinary item.........................................    (2,040)
Tax benefit related to the cumulative effect of accounting changes................   (15,333)
                                                                                    --------
          Total income tax expense................................................  $ 23,795
                                                                                    ========

     Deferred tax assets/liabilities are comprised of the following:

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1995        1994
                                                                           -------     -------
                                                                         (DOLLARS IN THOUSANDS)

Deferred tax assets
  Losses on loans and other real estate..................................  $44,326     $45,623
  Postretirement and postemployment benefits.............................    1,745       1,329
  Amortization of intangibles............................................    1,859       1,797
  Deferred compensation plans............................................    4,416       5,074
  Unrealized loss on securities..........................................       --      18,466
  Restructuring and merger-related charges...............................    4,249       4,932
  Other deferred items...................................................   14,524      16,713
                                                                           -------     -------
          Total deferred tax assets......................................   71,119      93,934
                                                                           -------     -------
Deferred tax liabilities
  Book over tax basis in purchased loans.................................    9,010       6,849
  Stock basis difference.................................................    3,301       1,969
  Unrealized gain on securities..........................................   13,381          --
  Other deferred items...................................................    6,363      13,726
                                                                           -------     -------
          Total deferred tax liabilities.................................   32,055      22,544
                                                                           -------     -------
          Net deferred tax asset.........................................  $39,064     $71,390
                                                                           =======     =======

     The change in the net deferred tax asset during the year is a result of the addition of deferred tax assets of acquired companies, the net change in unrealized gain (loss) on available for sale securities and current period deferred tax expense of $674,000. The realization of a portion of the deferred tax asset is based upon management's conclusion that future operating profits will generate sufficient taxable income to utilize the related deductions and loss carryforwards.

     Income tax expense as a percentage of earnings before income taxes, extraordinary item, and accounting changes is reconciled with the statutory federal income tax rate of 35% as follows:

                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
Computed "expected" tax....................................  $ 70,241     $ 31,965     $ 48,369
State income taxes, net of federal tax benefit.............     5,689        2,616        4,459
Tax-exempt interest, net...................................   (11,311)     (11,709)     (11,759)
Amortization of goodwill...................................     2,030        1,838        1,789
Other, net.................................................    (1,363)         757       (1,690)
                                                             --------     --------     --------
          Applicable income tax............................  $ 65,286     $ 25,467     $ 41,168
                                                             ========     ========     ========

     Income tax (benefit) expense applicable to securities transactions was ($.9) million for 1995, ($7.1) million for 1994, and $1.8 million for 1993.

     Retained earnings at both December 31, 1995 and 1994 includes approximately $7.7 million for which no deferred tax liability has been provided. This amount represents deductions for loan loss reserves of thrift subsidiaries which have been taken for tax purposes only. Reduction of such retained earnings for purposes other than tax losses or adjustments arising from the carryback of net operating losses would generate an immediate income tax liability. The unrecorded deferred income tax liability for this item was approximately $3.0 million at both December 31, 1995 and 1994.

NOTE 17.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     In the normal course of business, the Corporation is a party to various types of financial instruments in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These instruments involve, to varying degrees, elements of credit and interest-rate risk and are not reflected in the accompanying consolidated financial statements. For these instruments, the exposure to credit loss is limited to the contractual amount of the instrument. The Corporation follows the same credit policies in making commitments and contractual obligations as it does for on-balance-sheet instruments. In addition, controls for these instruments related to approval, monetary limits, and monitoring procedures are established by the Corporation's Directors' Loan Committee. The following table presents the contractual amounts of these types of instruments.

                                                                           CONTRACT AMOUNT
                                                                            DECEMBER 31,
                                                                       -----------------------
                                                                        1995             1994
                                                                       ------           ------
                                                                        (DOLLARS IN MILLIONS)
FINANCIAL INSTRUMENTS WHOSE CONTRACT AMOUNTS REPRESENT CREDIT RISK
     Commitments to extend credit (excluding credit card plans)......  $1,131           $1,006
     Commitments to extend credit under credit card plans............   1,158              975
     Standby, commercial, and similar letters of credit..............      75               73

     Commitments to extend credit are legally binding agreements to lend to customers for specific purposes, at stipulated rates, with fixed expiration and review dates if the conditions in the agreement are met, and may require payment of a fee. Since many of the commitments normally expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral held, if any, varies but may include accounts receivable, inventory, property, plant and equipment, income producing properties, or securities. Loan commitments with an original maturity of one year or less or which are unconditionally cancelable totaled $2.0 billion and loan commitments with a maturity over one year which are not unconditionally cancelable totaled $277 million.

     Letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation in some cases holds various types of collateral to support those commitments for which collateral is deemed necessary. The outstanding letters of credit expire between 1996 and 2010.

     Other outstanding off-balance-sheet instruments are forward contracts, interest-rate swap agreements, and commitments to purchase or sell when-issued securities. The following table presents the notional amounts of these types of instruments.

                                                                            NOTIONAL AMOUNT
                                                                             DECEMBER 31,
                                                                          -------------------
                                                                          1995           1994
                                                                         (DOLLARS IN MILLIONS)
FINANCIAL INSTRUMENTS WHOSE NOTIONAL CONTRACT AMOUNTS EXCEED THE AMOUNTS
  OF ACTUAL CREDIT RISK
     Forward contracts..................................................  $ 52           $ 28
     Interest-rate swap agreements......................................   200            310
     When-issued securities
       Commitments to sell..............................................    97             41
       Commitments to purchase..........................................    94             33

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

     An interest-rate swap generally involves the exchange of floating-rate for fixed-rate interest payment streams on a specified notional principal amount for an agreed upon period of time without the exchange of the underlying principal amounts. Notional principal amounts often are used to express the volume of these transactions, however, the amounts potentially subject to credit risk would be much smaller. The Corporation's credit risk involves the possible default of the counterparty.

     The Corporation has a policy for its use of derivative products for purposes other than trading, including interest-rate swaps, which has been approved and is monitored by the Funds Management Committee and the Board of Directors. The policy requires that individual positions for derivative products shall not exceed $100 million notional amount and that open positions in the aggregate shall not exceed 10% of consolidated total assets. Any exceptions to the policy must be approved by the Board of Directors. The open positions are reviewed monthly by the Funds Management Committee to monitor compliance with established policies. As of December 31, 1995, there were no positions which would be regarded as an exception under the Corporation's policy.

     The Corporation entered into the following interest-rate swap agreements which are used to manage its interest-rate risk related to certain on-balance-sheet assets and liabilities. The Corporation receives fixed-rate payments and pays variable-rate payments. The interest-rate swaps have the economic effect of converting specific assets (loans and investment securities) from floating-rate to fixed-rate instruments and converting certain long-term debt from a fixed-rate to a floating-rate. The Corporation is the end-user on all interest-rate swaps and does not act as a dealer in these instruments. A summary of the Corporation's interest-rate swaps at December 31, 1995 and 1994 follows:

                                                                             NET INTEREST
                                                                                INCOME
                                                                                IMPACT        UNREALIZED
                                                                             ------------    GAIN (LOSS)
                                           CURRENT RATES (A)                                --------------
                             NOTIONAL     -------------------                YEARS ENDED
                              AMOUNT      VARIABLE    FIXED                  DECEMBER 31,    DECEMBER 31,
                            -----------     RATE       RATE     MATURITY     ------------   --------------
BALANCE SHEET INSTRUMENTS   1995   1994     PAID     RECEIVED     DATE       1995    1994   1995     1994
--------------------------  ----   ----   --------   --------   --------     -----   ----   -----   ------
                                (IN                                                  (IN MILLIONS)
                             MILLIONS)
Loans (b).................  $150   $150     5.63%      5.22%    1/96-99 (c)  $(1.6)  $1.1   $ (.4)  $(14.2)
Securities (d)............    --    100       --         --     --              --    (.1)     --       --
Long-term
  debt-debentures.........    50     50     5.81       4.46     5/96           (.9)   (.1)    (.3)    (2.1)
Long-term debt- FHLB
  advances................    --     10       --         --     --              .1     .5      --       .3
                            ----   ----                                      -----   ----   -----   ------
          Total...........  $200   $310                                      $(2.4)  $1.4   $ (.7)  $(16.0)
                            ====   ====                                      =====   ====   =====   ======

---------------

(a) The variable rates paid are tied to the three- and six-month LIBOR rates, respectively, for the loans and debenture swaps. The next repricing dates for the loans swap is January 1996 and the debenture swap does not reprice prior to maturity.
(b) The loan interest-rate swap was entered into to reduce the volatility of net interest income. At the time the swap was executed, management reduced the risk associated with stable or further declining interest rates and the resultant impact on net interest income.
(c) This interest-rate swap's amortization period changes quarterly based on changes in the underlying index rate. On January 5, 1996, the variable rate for this swap was 5.63% and $109 million of this swap matured, leaving a balance of $41 million as of that date. If the index rate should remain at this rate, the swap would mature on April 5, 1996.
(d) Management sold the securities related to this interest-rate swap in January 1995. At December 31, 1994, the Corporation recognized a $1.1 million unrealized loss on this interest-rate swap.

     When-issued securities are commitments to either purchase or sell securities when, as, and if they are issued. The trades are contingent upon the actual issuance of the security. These transactions represent conditional commitments made by the Corporation and risk arises from the possible inability of the counterparties to meet the terms of their contracts and from market movements in securities values and interest rates.

CONCENTRATIONS OF CREDIT RISK. Through its subsidiary banks in Tennessee, Mississippi, Missouri, Arkansas, Louisiana, Alabama, and Kentucky, the Corporation grants commercial, agricultural, residential, and consumer loans to customers throughout those states. The amount and percentage of total loans outstanding by the state in which the subsidiaries were headquartered at December 31, 1995 were as follows: Tennessee $3.4 billion (48%), Mississippi $1.7 billion (24%), Missouri $787 million (11%), Arkansas $552 million (8%), Louisiana $366 million (5%), Alabama $182 million (3%), and Kentucky $78 million (1%). Although the Corporation has a diversified loan portfolio, the ability of its debtors to honor their contracts is to some extent dependent upon economic conditions prevailing throughout the above states and the surrounding areas.

NOTE 18.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values and fair values of the Corporation's financial instruments are summarized as follows:

                                                     DECEMBER 31, 1995         DECEMBER 31, 1994
                                                  -----------------------   -----------------------
                                                   CARRYING       FAIR       CARRYING       FAIR
                                                    VALUE        VALUE        VALUE        VALUE
                                                  ----------   ----------   ----------   ----------
                                                               (DOLLARS IN THOUSANDS)
FINANCIAL ASSETS
  Cash and short-term investments...............  $  803,175   $  803,175   $  569,510   $  569,510
  Trading account assets........................     121,927      121,927      155,951      155,951
  Loans held for resale.........................      68,819       68,819       25,881       25,881
  Investment securities -- available for sale...   2,774,890    2,774,890    1,937,942    1,937,942
  Investment securities -- held to maturity.....          --           --    1,146,168    1,121,117
  Net loans.....................................   6,936,366    7,113,907    6,587,631    6,424,698
FINANCIAL LIABILITIES
  Demand deposits...............................   4,666,324    4,666,324    4,867,693    4,867,693
  Time deposits.................................   4,781,412    4,803,287    4,385,472    4,367,728
  Short-term borrowings.........................     241,023      241,023      455,010      455,010
  Federal Home Loan Bank advances...............     268,892      269,141      224,103      218,353
  Long-term debt, excluding capital lease
     obligations................................     214,484      217,155      130,087      117,260
OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
  Forward contracts.............................          --         (665)          --          (37)
  Interest-rate swaps...........................        (333)        (720)      (1,455)     (17,127)

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

     TRADING ACCOUNT ASSETS. These instruments are carried in the consolidated balance sheet at values which approximate their fair values based on quoted market prices of similar instruments.

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

     OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS. Fair values of off-balance-sheet instruments are based on current settlement values for forward contracts and when-issued securities and quoted market prices for interest-rate swaps. The fair value of interest-rate swaps represents the gross unrealized gain (loss) in these contracts. At both December 31, 1995 and 1994, there were no gains or losses related to when-issued securities. The fair value of commitments to extend credit and letters of credit (see Note 17) is not presented, since management believes the fair value to be insignificant, as the instruments are expected to expire unused and the fees charged on such instruments are not significant.

NOTE 19.  CONTINGENT LIABILITIES

     The Corporation and/or various subsidiaries are parties to various pending civil actions, all of which are being defended vigorously. Additionally, the Corporation and/or its subsidiaries are parties to various legal proceedings that have arisen in the ordinary course of business. Management is of the opinion, based upon present information, including evaluations of outside counsel, that neither the Corporation's financial position, results of operations, nor liquidity will be materially affected by the ultimate resolution of pending or threatened legal proceedings.

     Certain of the Corporation's Mississippi banks ("UPC Banks") are defendants in various lawsuits pending in state and Federal courts in Mississippi related to the collateral protection insurance ("CPI") program in effect in the UPC Banks in the 1980s and early 1990s. Three of the Federal actions purport to have been brought as class actions and include allegations that premiums were excessive and improperly calculated; coverages were improper and not disclosed; and improper payments were paid to the UPC Banks by the insurance companies, allegedly constituting violations of various state and Federal statutes and the common laws. The CPI programs appear to have been substantially similar in many respects to CPI programs of other Mississippi banks, often with the same insurance carriers. Consequently, there are now approximately thirteen similar putative class actions pending against at least five Mississippi banks (including those against the UPC Banks), various insurance agencies and carriers based upon their CPI programs. The relief sought in the purported class actions includes actual damages, treble damages under certain statutes, other statutory damages, and unspecified punitive damages, while one of the individual suits seeks actual damages of $5 million and another seeks $25 million in punitive damages.

     Certain of the Corporation's broker/dealer subsidiaries (now inactive) were among the numerous defendants in various individual and class actions pending in the United States District Court for the Eastern District of Louisiana involving the issuance and sale of eight taxable municipal bond issues. During the fourth quarter of 1995, the court approved settlement of these actions (which settlement was without material loss to the Corporation) and dismissed the actions with prejudice as they related to the Corporation and its subsidiaries.

     Certain subsidiaries of the Corporation were threatened in 1989 with a civil action by the FDIC for the estate of a closed savings association, which action would reportedly seek compensatory damages of at least $37 million and other relief resulting from the sale of covered call options to such association. A tolling and forbearance agreement, entered into by all parties to the threatened action in 1989, continues in effect. During the fourth quarter of 1995, counsel for the FDIC indicated that the FDIC does not intend to pursue this matter.

NOTE 20.  SUBSEQUENT EVENT (UNAUDITED)

     On March 8, 1996, the Corporation entered into an agreement and plan of merger to acquire all of the outstanding stock of Leader Financial Corporation ("LFC"), a publicly traded Tennessee thrift holding company, in a tax-free acquisition to be accounted for as a pooling of interests. Pursuant to the merger agreement, the Corporation will exchange 1.525 shares of its Common Stock, or approximately 16.6 million shares, for each outstanding common share of LFC. The merger is subject to satisfaction of certain contractual conditions to closing, regulatory and shareholder approvals and is expected to be consummated in the fourth quarter of 1996. At December 31, 1995, LFC reported approximately $3.1 billion in total assets, $1.6 billion in total deposits, $247 million in shareholders' equity and 1995 net earnings of approximately $37 million.

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

BENJAMIN W. RAWLINS, JR.
Chairman of the Board and
Chief Executive Officer
Union Planters Corporation
Union Planters National Bank

DR. V. LANE RAWLINS
President
The University of Memphis

MIKE P. STURDIVANT
President
Due West Gin Co., Inc.

RICHARD A. TRIPPEER, JR.
President
R. A. Trippeer, Inc.

MILTON J. WOMACK
President
Milton J. Womack, Inc.
Chairman of the Board
Union Planters Bank of Louisiana

                      [UNION PLANTERS CORPORATION LOGO]

                             CORPORATE INFORMATION

ANNUAL MEETING
Thursday, April 25, 1996 at 10 a.m.
Union Planters Administrative Center
Assembly Room C
7130 Goodlett Farms Parkway
Memphis, Tennessee 38018

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

[LOGO UPC LISTED NYSE]

FOR FINANCIAL INFORMATION, CONTACT
Jack W. Parker
Executive Vice President and
Chief Financial Officer
(901) 383-6781

FORM 10-K
Copies of the Corporation's
Annual Report on Form 10-K
as filed with the Securities
and Exchange Commission are
available on request by
calling the Corporate Marketing
Division at (901) 383-6604.

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