Form 10-K, Exhibit 13
period 1996-12-31
UNION PLANTERS CORP
filed 1997-03-18
CIK 100893

                                                                     EXHIBIT 13







                              1996 ANNUAL REPORT


                      (UNION PLANTERS CORPORATION LOGO)

                       UNION PLANTERS CORPORATION LOGO

                             MARKET AREAS SERVED


                 TENNESSEE, MISSISSIPPI, MISSOURI, ARKANSAS,
                       LOUISIANA, ALABAMA, AND KENTUCKY



(Figure 1 - The inside front cover of Exhibit 13 (Union Planters Corporation's Annual Report to Shareholders for 1996) contains a map of the states of Tennessee, Mississippi, Missouri, Arkansas, Louisiana, Alabama, and Kentucky showing the counties and a parish where Union Planters Corporation affiliates have banking locations and the headquarters for Union Planters Corporation.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                              FINANCIAL HIGHLIGHTS

----------------------------------------------------------------------------------------------------
December 31,                                                     1996          1995        % Change
----------------------------------------------------------------------------------------------------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                           SHARE DATA)
FOR THE YEAR
  Net earnings                                                $   133,738   $   172,756     (22.59)%
PER COMMON SHARE
  Net earnings
    Primary                                                   $      1.95   $      2.72     (28.31)%
    Fully diluted                                                    1.92          2.64     (27.27)
  Cash dividends                                                     1.08           .98      10.20
  Book value                                                        19.55         18.52       5.56
AT YEAR END
  Assets                                                      $15,222,563   $14,383,222       5.84%
  Earning assets                                               13,836,011    13,284,698       4.15
  Loans, net of unearned income                                10,434,070     9,041,059      15.41
  Allowance for losses on loans                                   166,853       156,388       6.69
  Deposits                                                     11,490,262    11,074,722       3.75
  Shareholders' equity                                          1,352,874     1,213,162      11.52
  Common shares outstanding (in thousands)                         64,927        60,536       7.25
KEY RATIOS
  Return on average assets                                            .88%         1.26%
  Return on average common equity                                   10.61         16.16
  Net interest income (taxable-equivalent) as a percentage
    of average earning assets                                        4.41          4.38
  Expense ratio                                                      1.58          1.74
  Efficiency ratio                                                  55.43         58.24
  Allowance for losses on loans as a percentage of loans             1.86          1.92
  Nonperforming loans as a percentage of loans                        .74           .56
  Nonperforming assets as a percentage of loans and
    foreclosed properties                                             .92           .67
  Allowance for losses on loans as a percentage of
    nonperforming loans                                               253           344
  Shareholders' equity to total assets                               8.89          8.43
  Leverage ratio                                                     9.61          8.08
  Tier 1 capital to risk-weighted assets                            15.29         13.39
  Total capital to risk-weighted assets                             18.32         16.68
----------------------------------------------------------------------------------------------------

                                    CONTENTS

                                                              PAGE
                                                              ----
Letter to Shareholders......................................     2
Selected Financial Data.....................................     4
Management's Discussion and Analysis of Results of
  Operations and Financial Condition........................     5
Financial Tables............................................    23
Selected Quarterly Data.....................................    32
Banks and Communities Served................................    35
Report of Management........................................    36
Report of Independent Accountants...........................    37
Consolidated Financial Statements...........................    38
Notes to Consolidated Financial Statements..................    42
Executive Officers and Directors............................    68

TO OUR SHAREHOLDERS

     Last year was an exciting and productive year for your company. The banking industry is continuing to undergo significant change and consolidation. Investor expectations have forced the entire industry to place far more emphasis on efficiency, productivity, and return on equity than was previously the case. Union Planters has been an active participant in these changes. The restructuring efforts begun in the third quarter of 1994 continue to produce significant benefits. Best practices adopted throughout the Corporation's subsidiary banks have helped us maintain good efficiency and customer service trends. Growth through acquisitions has also permitted us to achieve economies of scale in various services and product lines not available to smaller institutions. As a result, we ended 1996 with the strongest balance sheet and earnings potential in Union Planters' history. We are pleased to present our 1996 annual report and encourage you to review the financial statements and management's discussion and analysis for details on our results.

FINANCIAL RESULTS

     Through the first nine months of 1996, we had reported operating earnings of $120.5 million (excluding the one-time SAIF assessment), or $2.38 per fully diluted common share. This represented a record return on assets of 1.42% and a return on common equity of 17.2% for the period and placed the Corporation at or near the top quartile of its peer group on profitability.

     Full year 1996 results include pooling of interests accounting on five fourth quarter acquisitions, and include merger-related and other charges of approximately $66 million after taxes. As a result, reported net earnings for 1996 were $133.7 million, or $1.92 per fully diluted common share, compared to net earnings of $172.8 million, or $2.64 per fully diluted common share in 1995. Before these charges, our return on assets and return on common equity were 1.31% and 16.2%, respectively.

     Net interest income was $606 million for the year compared to $536 million in 1995. Average loans increased 11% from $8.9 billion to $9.9 billion and the net interest margin was 4.41% compared to 4.38% in 1995. Noninterest income, excluding investment securities gains, increased to $222 million compared to $203 million in 1995. Mortgage servicing and bank card income accounted for a large part of the increase. Noninterest expense increased from $453 million to $571 million primarily because of merger-related and other charges, including the one-time SAIF assessment.

     The provision for losses on loans for 1996 was $57.4 million compared to $27.4 million for 1995. The increase relates both to the acquisitions and the level of charge-offs in the credit card and consumer portfolio that has been adversely impacted by the record number of nationwide bankruptcy filings. At year end the allowance for losses on loans was $166.9 million or 1.86% of loans and 253% of nonperforming loans. Nonperforming assets at December 31, 1996, were $82.4 million or .92% of loans and foreclosed properties, compared to $54.6 million or .67% of loans and foreclosed properties at December 31, 1995.

FRANCHISE GROWTH

     Union Planters Corporation ended the year with $15.2 billion in total assets, an increase of 35% over the originally reported year end 1995 total of $11.3 billion. We now serve customers in seven states with 438 banking locations and 544 automated teller machines. Our acquisition program focused on classic in-market mergers significantly increasing our market share in Memphis and a number of other local markets in the region. For the first time, the Corporation now ranks among the nation's 50 largest bank holding companies. Our breakdown of loans and deposits by state is as follows:

        STATE            LOANS     DEPOSITS
---------------------    ------    --------
                       (DOLLARS IN MILLIONS)
Tennessee............    $6,712     $6,897
Mississippi..........     1,474      1,980
Missouri.............       932      1,125
Arkansas.............       492        588
Louisiana............       417        495
Alabama..............       344        419
Kentucky.............        80        108

     Our most significant acquisition in 1996 was Memphis-based Leader Financial Corporation that added approximately $1.6 billion deposits and doubled our deposit market share in Memphis to 26%. The combined mortgage banking operations of Leader and Union Planters originated approximately $850 million of loans during 1996 and serviced $10.5 billion of loans at year end.

SHAREHOLDERS' EQUITY

     Shareholders' equity at year end was a record $1.4 billion and represented 8.9% of total assets. Tier 1 regulatory capital, reflecting our recent Trust Preferred Securities issuance, was $1.5 billion at year end giving us a leverage ratio of 9.6%, a tier 1 risk-based capital ratio of 15.3%, and a total risk-based capital ratio of 18.3%. These ratios are substantially in excess of required regulatory minimums.

     With 68.3 million common and convertible preferred shares outstanding, our year end market capitalization was $2.7 billion compared with $1.6 billion at year end 1995.

QUARTERLY DIVIDEND INCREASE

     Reflecting our strong capital position and confidence in core earnings, our quarterly common stock dividend was recently increased 18.5% from $.27 per share to $.32 per share or an annual rate of $1.28 per share.

DIRECTORS

     During the year we were pleased to add five new directors to the Union Planters Corporation Board. Edgar H. Bailey, James E. Harwood, and Spence L. Wilson were former directors of Leader Financial Corporation and we welcome their valuable experience. Parnell S. Lewis, Jr. and Donald F. Schuppe also joined the corporate board, having previously served as directors of Union Planters National Bank of Memphis.

     We will miss the leadership and contributions of Robert B. Colbert, Jr. who will be retiring from the Board this year. Bob has served as a director for either Union Planters National Bank or Union Planters Corporation since 1968 and as Chairman of the Corporation's Directors Audit Committee since 1984. We will also miss Milton J. Womack, who joined our Board through our Grenada Sunburst affiliation in 1994, and who has contributed greatly to the integration of Sunburst with Union Planters. Milton will be retiring in April from the Corporation's Board but will continue as Chairman of Union Planters Bank of Louisiana.

OUTLOOK

     We are very proud of the quality and involvement of our bank leadership at the community level. Our affiliate banks have continued to produce record profitability. As we ended 1996 the economy in all of our markets remained strong. Absent a renewal of inflation or a significant increase in interest rates, our expectation is for continued economic growth in the region during 1997. We anticipate good loan growth again this year and will be targeting our long term goal of being in the top quartile of our peer group on both return on assets and return on shareholders' equity.

     We will continue to focus on the complete integration of our recent acquisitions and the achievement of budgeted cost savings. At the same time, we will also continue to focus on sales training and the sale of more financial products through our extensive retail branch network.

     We welcome our new shareholders and invite you to participate in our automatic dividend reinvestment program that offers a 5% discount and no brokerage fees on share purchases.

     Thank you for your continued support.

Yours very truly,
/s/ Benjamin W. Rawlins, Jr.
Benjamin W. Rawlins, Jr.
Chairman and Chief Executive Officer

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA

                                                                              YEARS ENDED DECEMBER 31, (1)
                                                           -------------------------------------------------------------------
                                                              1996          1995          1994          1993          1992
                                                           -----------   -----------   -----------   -----------   -----------
                                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Net interest income....................................  $   605,962   $   535,997   $   504,500   $   439,290   $   357,365
  Provision for losses on loans..........................       57,395        27,381         9,661        22,660        37,367
  Investment securities gains (losses)...................        4,081           409       (22,515)        3,508        11,880
  Other noninterest income...............................      222,250       203,014       160,109       154,254       136,162
  Noninterest expense....................................      570,634       452,635       486,836       408,888       362,028
                                                           -----------   -----------   -----------   -----------   -----------
  Earnings before income taxes, extraordinary item, and
    accounting changes...................................      204,264       259,404       145,597       165,504       106,012
  Applicable income taxes................................       70,526        86,648        45,174        51,864        30,219
                                                           -----------   -----------   -----------   -----------   -----------
  Earnings before extraordinary item and accounting
    changes..............................................      133,738       172,756       100,423       113,640        75,793
  Extraordinary item and accounting changes, net of
    taxes................................................           --            --            --           637         2,847
                                                           -----------   -----------   -----------   -----------   -----------
  Net earnings...........................................  $   133,738   $   172,756   $   100,423   $   114,277   $    78,640
                                                           ===========   ===========   ===========   ===========   ===========
PER COMMON SHARE DATA(2) & (5)
  Primary
    Earnings before extraordinary item and accounting
      changes............................................  $      1.95   $      2.72   $      1.52   $      2.19   $      1.75
    Net earnings.........................................         1.95          2.72          1.52          2.20          1.75
  Fully diluted
    Earnings before extraordinary item and accounting
      changes............................................         1.92          2.64          1.52          2.14          1.73
    Net earnings.........................................         1.92          2.64          1.52          2.15          1.73
  Cash dividends.........................................         1.08           .98           .88           .72           .60
  Book value.............................................        19.55         18.52         15.42         14.80         14.08
BALANCE SHEET DATA (AT PERIOD END)
  Total assets...........................................  $15,222,563   $14,383,222   $13,425,063   $11,866,609   $10,180,375
  Loans, net of unearned income..........................   10,434,070     9,041,059     8,436,650     6,615,884     5,364,377
  Allowance for losses on loans..........................      166,853       156,388       154,131       141,999       114,130
  Investment securities..................................    2,956,234     3,573,054     3,592,482     3,854,767     3,370,321
  Deposits...............................................   11,490,262    11,074,722    10,702,569     9,879,780     8,714,306
  Short-term borrowings..................................      449,146       838,283       699,838       300,414       343,452
  Short- and medium-term subsidiary bank notes...........      400,000            --            --            --            --
  Long-term debt(3)
    Parent company.......................................      373,459       214,758       114,790       114,729        74,292
    Subsidiary banks.....................................      900,257       811,819       693,002       463,055       202,847
  Total shareholders' equity.............................    1,352,874     1,213,162     1,008,594       935,730       670,267
  Average assets.........................................   15,274,782    13,661,748    13,105,179    11,565,505     9,475,049
  Average shareholders' equity...........................    1,283,575     1,119,232     1,042,990       813,140       623,869
  Average shares outstanding (in thousands)
    Primary..............................................       64,987        60,385        59,587        43,192        35,463
    Fully Diluted........................................       69,518        64,995        59,929        47,422        38,307
PROFITABILITY AND CAPITAL RATIOS
  Return on average assets...............................          .88%         1.26%          .77%          .99%          .83%
  Return on average common equity........................        10.61         16.16          9.76         14.92         13.15
  Net interest income (taxable-equivalent)/average
    earning assets(4)....................................         4.41          4.38          4.31          4.29          4.26
  Loans/deposits.........................................        90.81         81.64         78.83         66.96         61.56
  Common and preferred dividend payout ratio.............        50.64         32.74         40.99         28.34         32.95
  Equity/assets (period end).............................         8.89          8.43          7.51          7.89          6.58
  Average shareholders' equity/average total assets......         8.40          8.19          7.96          7.03          6.58
  Leverage ratio.........................................         9.61          8.08          7.53          7.62          6.36
  Tier 1 capital/risk-weighted assets....................        15.29         13.39         12.75         14.07         11.70
  Total capital/risk-weighted assets.....................        18.32         16.68         14.97         16.51         13.64
ASSET QUALITY RATIOS(6)
  Allowance/period end loans.............................         1.86          1.92          1.98          2.27          2.20
  Nonperforming loans/total loans........................          .74           .56           .44           .65          1.16
  Allowance/nonperforming loans..........................          253           344           444           346           189
  Nonperforming assets/loans and foreclosed properties...          .92           .67           .58           .96          1.83
  Provision/average loans................................          .66           .34           .14           .37           .74
  Net charge-offs/average loans..........................          .60           .34           .09           .27           .52

---------------

(1) Reference is made to "Basis of Presentation" in Note 1 to the consolidated financial statements.
(2) Share and per share amounts have been retroactively restated for significant acquisitions accounted for as poolings of interests. (See Note 2 to the consolidated financial statements).
(3) Long-term debt includes Medium-Term Bank Notes, Federal Home Loan Bank
    (FHLB) advances, subordinated notes and debentures, obligations under capital leases, mortgage indebtedness, Trust Preferred Securities, and notes payable with maturities greater than one year.
(4) Average balances and calculations do not include the impact of the net unrealized gain or loss on available for sale securities.
(5) Leader Financial Corporation was organized as a holding company on March 18, 1993 in connection with the conversion of its principal subsidiary, Leader Federal Bank for Savings, from a federal mutual savings bank to a federally-chartered capital stock savings bank. (See Note 2 to the consolidated financial statements). Accordingly, earnings per share for the year ended December 31, 1992 is calculated using only the Corporation's historical net earnings and the calculation of earnings per share for the year ended December 31, 1993 is based on the Corporation's historical net earnings for 1993 plus Leader's fourth quarter net earnings, since the stock conversion occurred on September 30, 1993.
(6) FHA/VA government-insured/guaranteed loans have been excluded, since they represent minimal credit risk to the Corporation. See Tables 9 and 10 and the "Loans" discussion which follow.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

     This section of the Annual Report provides a narrative discussion and analysis of Union Planters Corporation's (the Corporation) results of operations and financial condition. The discussion should be read with the consolidated financial statements and accompanying notes and the financial tables at the end of this section.

     Certain of the information included in this discussion contains forward-looking statements and information that are based on management's belief as well as certain assumptions made by, and information currently available to management. When used in this discussion, the words "anticipate," "project," "expect," and similar expressions are intended to identify forward-looking statements. Although management of the Corporation believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations and projections will prove to have been correct. Such forward-looking statements are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks materialize, or should any such underlying assumptions prove to be incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Among key factors that may have a direct bearing on the Corporation's operating results are fluctuations in the economy; the actions taken by the Federal Reserve for the purpose of influencing the economy; the Corporation's ability to realize anticipated cost savings related to both recently completed and pending acquisitions; the ability of the Corporation to achieve anticipated revenue enhancements; its success in assimilating acquired operations into the Corporation's culture, including its ability to instill the Corporation's credit culture and approach to operating efficiencies into acquired operations; the continued growth of the markets in which the Corporation operates consistent with recent historical experience; the absence of undisclosed material contingencies inherent in acquired operations including asset quality and litigation contingencies; the enactment of federal legislation impacting the operations of the Corporation; and the Corporation's ability to expand into new markets and to maintain profit margins in the face of pricing pressure.

THE COMPANY

     Union Planters Corporation is a $15.2-billion, multi-state bank holding company whose primary business is banking. The Corporation is the largest bank holding company headquartered in Tennessee and is one of the fifty largest bank holding companies headquartered in the United States. Union Planters National Bank (UPNB), a $6.0-billion bank headquartered in Memphis, Tennessee, is the Corporation's largest subsidiary. The principal markets of the Corporation are in Tennessee, Mississippi, Missouri, Arkansas, Louisiana, Alabama, and Kentucky. These areas are served by the Corporation's 37 banking subsidiaries and their 438 banking offices and 544 ATMs. The map on the inside front cover of this report, Table 15, and the listing of Communities Served on page 35 provide information regarding the size, locations, and markets served by the Corporation's banking subsidiaries.

     As part of the Corporation's banking services, its subsidiaries are engaged in mortgage origination and servicing; investment management and trust services; the issuance of credit and debit cards; the origination, packaging, and securitization of loans, primarily the government-guaranteed portions of Small Business Administration (SBA) loans; the purchase of delinquent FHA/VA government-insured/guaranteed loans from third parties and GNMA pools serviced for others; full-service and discount brokerage services; and the sale of bank-eligible insurance products and services.

1996 EARNINGS OVERVIEW

     The Corporation reported net earnings for 1996 of $133.7 million, versus $172.8 million and $100.4 million, respectively, in 1995 and 1994. On a fully diluted basis, earnings per common share were $1.92 in 1996 compared to $2.64 in 1995 and $1.52 in 1994. Results for 1996 were reduced $101.7 million (approximately $66.4 million after taxes) by merger-related and other significant net charges. Similarly, 1995 results were reduced by merger-related charges, net of investment securities gains, of $11.5 million (approximately $9.5 million after taxes). Results in 1994 were reduced by merger-related, restructuring, and other significant charges of approximately $78.5 million (approximately $51.4 million after taxes). The "Noninterest Income" and "Noninterest Expense" discussions which follow provide details of the components of these charges.

     Excluding the impact of the above described net charges on the Corporation's results, earnings would have been approximately $200.1 million, $182.3 million, and $151.8 million, respectively for 1996, 1995, and 1994. Presenting the Corporation's results before these significant net charges provides, in management's opinion, a better indication of the Corporation's core earnings performance over the past three years. However, there can be no assurance that similar charges will not occur in the future as the Corporation continues its acquisition program which is described below. Reference is made to Table 1 which provides a summary of the Corporation's operating results for the past five years.

     The growth in 1996 earnings before the above charges was due to the continued growth of net interest income, which increased 13% between 1996 and 1995, and the continued growth of noninterest income which increased 5%. Partially offsetting this growth was a higher provision for losses on loans which increased $30 million between 1996 and 1995. The increase in the provision for losses on loans resulted from the level of charge-offs in the credit card portfolio and from provisions for losses on loans taken by institutions the Corporation acquired in 1996. Noninterest expenses excluding the above charges increased only 3.5% in 1996. The following sections provide a more detailed discussion of the Corporation's financial condition and results of operations.

     During 1996, the Corporation acquired seven financial institutions which are identified in the table below. All but two of the acquisitions were accounted for using the pooling of interests method of accounting. Current year results have been restated for all of the acquisitions and prior year results have been restated only for the Leader Financial Corporation (Leader) acquisition, since the other pooling transactions were not considered material in the aggregate to the Corporation's financial condition or results of operations.

ACQUISITIONS

     Acquisitions have been, and are expected to continue to be a significant part of the Corporation's growth and have enhanced the market positions of the Corporation in the various states it serves. The Corporation completed four acquisitions in 1992, twelve in 1993, thirteen in 1994, three in 1995, and seven in 1996 adding approximately $1.6 billion in total assets in 1992, $1.7 billion in 1993, $3.8 billion in 1994, $1.3 billion in 1995, and $4.2 billion in 1996. The table below provides a summary of the acquisitions completed over the last three years and their impact on the Corporation's total assets. The Corporation completed the acquisition of a third-party marketer of non-traditional bank products after December 31, 1996 and currently has two acquisitions of financial institutions pending with aggregate total assets of approximately $150 million. No significant charges against earnings are expected in 1997 related to the pending acquisitions. Additional significant charges of the types discussed in the "1996 Earnings Overview" above would be expected only if a significant in-market acquisition or other significant acquisition were to be consummated.

                           UNION PLANTERS CORPORATION
                 ACQUISITIONS COMPLETED IN 1994, 1995, AND 1996

                                                                                                                  ACCOUNTING
     INSTITUTION ACQUIRED        DATE       STATE        ASSETS                    CONSIDERATION                    METHOD
-------------------------------  -----   ------------  ----------   --------------------------------------------  ----------
                                                       (MILLIONS)
Mid-South Bancorp, Inc.           1/94   Kentucky/      $  184.7       .8   million shares of Common Stock        Pooling
                                         Tennessee
Anderson County Bank              3/94   Tennessee          22.5    $ 2.5   million cash                          Purchase
First National Bancorp of         3/94   Tennessee         170.0      1.0   million shares of Common Stock        Pooling
  Shelbyville, Inc.
Clin-Ark Bancshares, Inc.         4/94   Arkansas           50.3       .2   million shares of Common Stock        Pooling
Security Federal Savings and      4/94   Tennessee          14.6    $  .4   million cash                          Purchase
  Loan Association
Tennessee Bancorp, Inc.           5/94   Tennessee          99.0    $13.5   million cash                          Purchase
Liberty Bancshares, Inc.          7/94   Tennessee         180.1      1.2   million shares of Common Stock        Pooling
Earle Bankshares, Inc.            8/94   Arkansas           42.5       .3   million shares of Common Stock        Pooling
BNF Bancorp, Inc.                 9/94   Alabama           276.4      2.0   million shares of Common Stock        Pooling
Cherokee Valley Federal           9/94   Tennessee          58.5    $ 4.4   million cash                          Purchase
  Savings Association
Commercial Bancorp, Inc.         11/94   Tennessee          28.6       .2   million shares of Common Stock        Pooling
Mid South Bancshares, Inc.       12/94   Arkansas          126.0       .6   million shares of Common Stock        Pooling
Grenada Sunburst System          12/94   Mississippi/    2,518.0     13.8   million shares of Common Stock        Pooling
  Corporation                            Louisiana
First State Bancorporation,       7/95   Tennessee         116.2       .4   million shares of Series E Preferred  Purchase
  Inc.
Planters Bank and Trust Company   9/95   Arkansas           59.0       .3   million shares of Common Stock        Pooling
Capital Bancorporation, Inc.     12/95   Missouri        1,105.1      4.1   million shares of Common Stock        Pooling
First Bancshares of Eastern       1/96   Arkansas           64.1    $10.9   million cash                          Purchase
  Arkansas, Inc.
First Bancshares of N. E.         1/96   Arkansas           65.4    $ 9.2   million cash                          Purchase
  Arkansas, Inc.
Leader Financial Corporation     10/96   Tennessee       3,410.9     15.3   million shares of Common Stock        Pooling
Franklin Financial Group, Inc.   10/96   Tennessee         137.1       .7   million shares of Common Stock        Pooling
Valley Federal Savings Bank      10/96   Alabama           122.1       .4   million shares of Common Stock        Pooling
BancAlabama, Inc.                10/96   Alabama            97.9       .4   million shares of Common Stock        Pooling
Financial Bancshares, Inc.       12/96   Missouri          325.9      1.2   million shares of Common Stock        Pooling
                                                        --------
        Total assets of completed acquisitions          $9,274.9
                                                        ========

     Management's philosophy has been to provide additional diversification of the revenue sources and earnings of the Corporation through the acquisition of well-managed financial institutions. The strategy generally targets in-market institutions, institutions in contiguous markets, and institutions having significant local market share.

     Historically and where practical, the Corporation permits an acquired institution to remain a separate entity and to retain its local board of directors and officers. Local independence in their day-to-day operations is encouraged to allow the acquired institutions to grow loans and deposits commensurately with their local markets. Certain functions, such as data processing, investment management, payroll and benefits administration, loan review, and audit are centralized to achieve operating efficiencies and risk management objectives. This strategy has made the Corporation an attractive potential acquirer of financial institutions.

     With the changing environment in the banking industry regarding interstate banking and branching, management envisions being able to continue its separate bank charter strategy with respect to acquired institutions. However, the strategy will continue only if the institutions, in management's opinion, continue to perform at higher levels than would a single charter organization. During the past two years, a number of the Corporation's smaller banking subsidiaries located in contiguous markets have been merged to effect efficiencies in their operations and to eliminate duplicate efforts. Additionally, a majority of the Corporation's banking subsidiaries have changed their names to include "Union Planters" to increase the effectiveness of advertising efforts.

                               EARNINGS ANALYSIS

NET INTEREST INCOME

     Net interest income is the principal source of earnings for the Corporation. Net interest income is comprised of interest income and loan-related fees less interest expense. Net interest income is affected by a number of factors including the level, pricing, mix, and maturity of earning assets and interest-bearing liabilities; interest-rate fluctuations; and asset quality. For purposes of this discussion, net interest income is presented on a fully-taxable-equivalent basis (FTE), which restates tax-exempt income to an amount that would yield the same after-tax income had the income been subject to taxation at the federal statutory income tax rate. Reference is made to Table 4 and Table 5 which present the Corporation's average balance sheet and rate/volume analysis for each of the three years ended December 31, 1996.

     Net interest income (FTE) was $622.7 million in 1996, an increase of $69.2 million, or 12.5% over 1995. Net interest income in 1994 was $523.0 million. The growth over the three year period is attributable primarily to the growth of average earning assets, higher yields on earning assets, and a higher percentage of loans in earning assets.

     The net interest margin (net interest income as a percentage of average earning assets) for 1996 was 4.41% compared to 4.38% and 4.31%, respectively, for 1995 and 1994. The interest-rate spread between earning assets and interest-bearing liabilities increased two basis points between 1995 and 1996 to 3.71% following an eleven-basis-point decrease between 1994 and 1995 from 3.80% to 3.69%.

     The Corporation has used, to a limited extent, interest-rate swaps and caps to manage certain elements of its interest-rate risk. At December 31, 1996, there were no such instruments outstanding. Note 17 to the consolidated financial statements provides a reconciliation of the changes in these instruments for the past two years. The impact of interest-rate swaps and caps on net interest income was to reduce net interest income $1.5 million and $2.9 million, respectively, in 1996 and 1995 and to increase net interest income $600,000 in 1994.

INTEREST INCOME

     A breakdown of the components of average earning assets is as follows:

                                                              1996    1995    1994
                                                              -----   -----   -----
Average earning assets (in billions)........................  $14.1   $12.6   $12.1
Comprised of:
  Loans.....................................................     70%     70%     63%
  Investment securities.....................................     27      26      34
  Other earning assets......................................      3       4       3
---------------
Yield earned on average earning assets......................   8.48%   8.45%   7.49%

     Fully-taxable-equivalent interest income increased $128.5 million in 1996 to $1.2 billion. The increase is attributable to the growth of average earning assets which increased interest income by approximately $125.0 million in 1996. Average earning assets in 1996 were $14.1 billion, an increase of $1.5 billion over 1995. Also contributing to the increase were higher yields on average earning assets which increased interest income approximately $3.5 million. Higher loan volumes and yields accounted for 75% of the increase while investment securities, net of declines in the other earning asset categories, accounted for the balance of the growth. The mix of average earning assets has remained constant over the past two years with a 7% increase in the percentage of loans to total earning assets occurring between 1994 and 1995.

     The growth of loans, which accounted for most of the increase, is due primarily to acquisitions and to an increase in the purchase of delinquent FHA/VA government-insured/guaranteed loans. The average yield on loans increased two basis points between 1995 and 1996 to 9.18%. Between 1995 and 1996, average investment securities increased $543 million to $3.8 billion and the average yield increased eight basis points to 6.90%.

     The $160.9-million increase in interest income from 1994 to 1995 was attributable to higher yields on earning assets, primarily loans, which accounted for approximately $98.1 million of the increase and to the growth of average earning assets which increased interest income approximately $62.8 million. Average loans increased $1.2 billion between 1994 and 1995 and the average yield increased 68 basis points to 9.16%.

     Management expects some growth in interest income in 1997 assuming interest rates remain level during the first part of the year and gradually rise over the latter half of 1997 and if the level of nonperforming loans does not increase significantly. Another key factor that will affect interest income is the economy. A moderately growing economy should favorably impact interest income over the next twelve months. Reference is made to the "Asset/Liability" discussion for information regarding how the Corporation was positioned at December 31, 1996 to react to changing interest rates.

INTEREST EXPENSE

     A breakdown of the components of average interest-bearing liabilities is as follows:

                                                              1996    1995    1994
                                                              -----   -----   -----
Average interest-bearing liabilities (in billions)..........  $12.0   $10.8   $10.4
Comprised of:
  Deposits..................................................     82%     86%     87%
  Short-term borrowings.....................................      8       5       6
  FHLB advances, short- and medium-term bank notes and other
     long-term debt.........................................     10       9       7
---------------
Rate on average interest-bearing liabilities................   4.77%   4.76%   3.69%

     Interest expense increased 11.5% in 1996 to $574.6 million. The increase is attributable to an increase in interest-bearing liabilities which accounted for $64.0 million of the increase, partially offset by a negative rate variance of $4.7 million. Interest-bearing liabilities increased $1.2 billion during 1996 to $12.0 billion. The growth of these liabilities was required to fund the growth of average earning assets. The average rate on interest-bearing liabilities increased one basis point.

     During 1996, the Corporation experienced continued growth of interest-bearing deposits, primarily through acquisitions. Certain short-term borrowings under repurchase agreements were repaid during the fourth quarter of 1996 in connection with the sale of certain investment securities to reduce the Corporation's interest-rate risk. The Corporation also enhanced its short- and medium-term borrowing capacity with a $1 billion bank note program through UPNB. The Corporation issued approximately $200 million liquidating amount of 8.20% Capital Pass-through Securities(SM) (Trust Preferred Securities) to enhance the Corporation's liquidity and increase Tier 1 regulatory capital. Note 9 to the consolidated financial statements provides details regarding these programs. During the fourth quarter of 1996, the Corporation in-substance defeased the $37 million outstanding of one of its subordinated note issues.

     The increase in interest expense between 1994 and 1995 was attributable to a 107-basis-point increase in the rates paid on interest-bearing liabilities to 4.76% from 3.69%, which accounted for approximately $105.1 million of the increase. This increase related primarily to interest-bearing deposits and occurred during a period of rising interest rates. Average interest-bearing liabilities also increased and accounted for approximately $25.2 million of the increase.

     Management expects interest expense to increase in 1997 in line with the growth of interest-bearing liabilities which are expected to increase to fund anticipated earning asset growth. Rates paid on interest-bearing liabilities are expected to remain fairly stable during 1997 assuming no significant increase in interest rates. The Corporation's primary funding source is its base of core deposits.

PROVISION FOR LOSSES ON LOANS

     The provision for losses on loans increased $30.0 million in 1996 to $57.4 million as compared to $27.4 million and $9.7 million, respectively, in 1995 and 1994. The increase related primarily to the level of charge-offs in the credit card portfolio and other consumer loans which had been adversely impacted by a record level of bankruptcies. The level of the provision was also impacted by acquisitions which accounted for approximately $14.0 million of the increase. For a discussion of the allowance for losses on loans, net charge-offs, and nonperforming assets, refer to the "Allowance for Losses on Loans" and "Nonperforming Assets" sections which follow.

     The increase in the provision for losses on loans between 1994 and 1995 related primarily to loan growth, acquisitions, and an increasing level of charge-offs in the consumer loan portfolio. Approximately $6.3 million of the increase related to 1995 acquisitions.

     Management does not expect the provision for losses on loans to increase at the same rate in 1997 as it did in 1996. In 1996, the provision for losses on loans was 66 basis points of average loans compared to 34 basis points and 14 basis points, respectively, in 1995 and 1994. There are a number of factors that impact the level of the provision for losses on loans, some of which are beyond management's control, such as current and anticipated economic conditions and the related impact on specific borrowers, the level of personal bankruptcies, the level of nonperforming assets, and changes in the nature of the loan portfolio.

NONINTEREST INCOME

  Investment Securities Gains and Losses

     Investment securities gains in 1996 were $4.1 million compared to $409,000 in 1995 and investment securities losses of $22.5 million in 1994. The investment securities gains realized in 1996 arose from the sale of approximately $760 million of investment securities to reduce the interest-rate risk of the Corporation after its fourth quarter acquisitions. The sale consisted of longer maturity mortgage-backed pools, as well as lower yield, relatively long-term agency securities. The proceeds were used to pay off short-term borrowings under repurchase agreements. The investment securities losses in 1994 related to a partial restructuring of the investment securities portfolio in response to rising interest rates and to fund anticipated loan growth.

  Other Noninterest Income

     Noninterest income, excluding investment securities gains and losses, was $222.3 million in 1996, an increase of 9.5% over $203.0 million for 1995. Noninterest income, excluding investment securities gains and losses, was $160.1 million in 1994. The major components of noninterest income are presented on the face of the consolidated income statement and in Note 14 to the consolidated financial statements.

     Noninterest income in 1996 included gains of approximately $7.2 million related to the sales of certain branches and other selected assets in connection with acquisitions and to a $1.3 million one-time trust fee related to a court award. These gains were netted against the charges discussed in the earnings overview. Excluding these gains, the increase in noninterest income was 5.3%.

     In 1996, there were improvements in almost all categories of noninterest income with mortgage servicing income and bank card income experiencing the largest growth. Mortgage servicing income in 1996 increased $8.7 million to $46.1 million. The growth relates to the larger servicing portfolio as a result of servicing portfolio acquisitions in late 1995 and 1996. Bank card income increased $4.2 million in 1996 due primarily to a higher volume of transactions. The increased volume of transactions was augmented by the increased level of credit cards outstanding over the past three years.

     Partially offsetting the growth in 1996 was a $4.8 million decrease in profits and commissions from trading activities to $5.6 million which related to the SBA broker/dealer operation. Between 1994 and 1995 the profits and commissions increased $3.8 million to $10.4 million. This operation purchases, pools, and securitizes the government-guaranteed portions of SBA loans. As is demonstrated from the change in these revenues over the past three years, revenues are volatile and future levels cannot be predicted. Favorable market conditions in 1995 resulted in the significant increase in that year and the decline in 1996 was due to a shortage of government funding which impacted the trading operations.

     The significant items increasing noninterest income between 1994 and 1995 were service charges on deposit accounts, bank card income, and mortgage servicing income. At the end of 1994, a review was made of banking services with a view to implementing "best" practices in all areas. As a result, the Corporation's banking subsidiaries evaluated their practice related to service charges on deposit accounts and increased certain fees, implemented new fees, and reduced the number of fees being waived. These changes, along with growth due to acquisitions, increased service charges on deposit accounts $15.7 million.

     The $9.4-million growth in bank card income during 1995 resulted from an increase in the number of transactions augmented by an increase in the level of credit card loans outstanding. The $6.4-million increase in mortgage servicing income between 1994 and 1995 was attributable to the growth of the servicing portfolio.

     Management is continuing to place emphasis on seeking additional sources of noninterest income. It is planned that in the future, additional emphasis will be placed on sale of bank-eligible insurance products, primarily annuities and credit life insurance, as well as new products. Mortgage servicing revenues are not expected to continue to grow at the same rate in 1997. Bank card income revenues should continue to grow but at a slower rate.

NONINTEREST EXPENSE

     Noninterest expense was $570.6 million in 1996, an increase of $118.0 million from 1995. Noninterest expense for 1994 was $486.8 million. The major components of noninterest expense are detailed on the face of the consolidated income statement and in Note 14 to the consolidated financial statements. In 1996, the largest components of the increase were merger-related and other significant charges (mentioned in the "1996 Earnings Overview" above) which impacted noninterest expense approximately $114.3 million and salaries and employee benefits which increased $12.1 million, or 6%.

     In 1996 the merger-related charges of $52.8 million included the following:
$18.3 million for salaries, employee benefits and other employment-related charges (e.g. employment contract payments, severance, postretirement benefits, and pension expenses); $15.8 million for write-downs of office buildings and equipment (e.g. assets sold, lease buyouts, obsolete assets or assets no longer of use, and equipment not compatible or being changed as a result of the acquisition); $4.7 million for professional fees related to the acquisitions; $1.4 million of other real estate expenses related to the acquisitions; and $12.6 million for miscellaneous merger-related expenses.

     The other significant charges in 1996 were as follows: $22.3 million for a one-time regulatory assessment related to the recapitalization of the Savings Association Insurance Fund (SAIF); $19.8 million for provisions for losses on the servicing of delinquent FHA/VA loans; and $19.4 million for the write-down of mortgage servicing rights, goodwill, and other intangibles, including purchased credit card premiums.

     In 1995, merger-related charges of $11.9 million included the following:
(i) employment contract payments, severance, and postretirement benefit expenses of $4.8 million; (ii) write-downs and impairments of assets held for sale or disposal and cancellation of vendor contracts of $4.7 million; (iii) legal, accounting, and financial advisory services of $1.4 million; and (iv) other merger-related expenses of $1.0 million.

     Noninterest expense in 1994 included merger-related, restructuring, and other significant charges totaling $58.2 million. Merger-related charges were comprised of the following: (i) employment contract payments, severance payments, and other benefit related charges of $5.2 million; (ii) legal, accounting, and financial advisory fees of $2.5 million; (iii) impairment of assets held for sale or disposal and cancellation of vendor contracts of $3.6 million; and (iv) other merger-related expenses of $3.6 million. Restructuring charges included the following: (i) expense for employee severance of $16.3 million; (ii) charges for asset impairments of $10.4 million; and (iii) other restructuring-related charges of $2.2 million. The other significant charges of $14.4 million related to a consumer loan marketing program.

     Excluding the above-described operating expenses, noninterest expense in 1996 increased $15.6 million, a 3.5% increase. Noninterest expenses in 1995 and 1994 would have been $440.7 million and $428.6 million, respectively.

  Regulatory Assessment

     The one-time SAIF-assessment resulted from the enactment of the Deposit Insurance Funds Act of 1996 (Funds Act) which is expected to substantially reduce the assessments that will be made on banks and thrifts in 1997 and future years to fund the SAIF and Bank Insurance Fund (BIF). The Funds Act also provides for the SAIF and BIF to be merged on January 1, 1999, provided there are no SAIF-insured savings associations on that date. Additionally, the Funds Act imposes assessments for the payment of interest on Financing Corporation (FICO) bonds issued in connection with earlier Congressional efforts to support the then-failing thrift industry.

     Total FDIC assessments, including the one-time assessment for 1996, 1995, and 1994 were $30.2 million, $15.8 million, and $23.5 million, respectively. The decrease in FDIC assessments during 1995 was due to a reduction of the assessment on BIF-insured deposits. This reduction also partially offset the one-time assessment made in 1996.

     The following per annum assessments will be made in the future upon deposits of SAIF-insured institutions and SAIF-insured deposits held by banks ("Oakar" deposits): (i) the assessment will range from zero for well-capitalized banks to 27 basis points for the weakest institutions and (ii) the assessable deposits of SAIF-insured institutions will be assessed 6.4 basis points to service the interest on the FICO bonds. For BIF-insured deposits the following per annum assessment will be made in the future: (i) the BIF assessment on deposits will range from zero for well-capitalized banks to 27 basis points for the weakest institutions; and (ii) all institutions will be assessed 1.3 basis points to service the interest on FICO bonds.

     For three years, the assessment for the FICO bonds will be set so that SAIF-insured institutions will pay 80% of the interest and BIF-insured institutions will pay 20% of the interest. Thereafter, until the bonds mature in 2017, the assessment will be the same, regardless of which fund insures an institution's deposits. Going forward the FDIC will continue to set a risk-based assessment rate for each fund to maintain that fund at its designated reserve ratio of 1.25% of insured deposits. Since each fund now meets that ratio, assessment rates should remain at zero for well-capitalized institutions unless such fund experiences future losses from failed institutions.

     Based on the Corporation's current levels of SAIF-insured and BIF-insured deposits and with all of the Corporation's institutions deemed to be well-capitalized, it is estimated that the changes discussed will reduce the Corporation's 1997 annual assessment, excluding the one-time SAIF-assessment, approximately $4.8 million ($2.9 million after taxes or approximately $.04 per fully diluted common share). At December 31, 1996, the Corporation had $3.4 billion of SAIF-insured deposits ($875 million of which qualify for the 20% "Oakar" deposit discount) and $8.1 billion of BIF-insured deposits.

  Provisions for Losses on FHA/VA Foreclosure Claims

     The provisions for losses on FHA/VA foreclosure claims arise from the Corporation's mortgage servicing operations. In its capacity as servicer of loans, including FHA/VA government-insured/ guaranteed loans, the Corporation collects and processes payments made by borrowers; remits funds to investors, taxing authorities, and insurers; and coordinates foreclosure and disposition of collateral properties. In connection with its responsibilities, the Corporation advances funds which are repaid through foreclosure-sale proceeds and through claims made against the Federal Housing Authority and/or Veterans Administration (FHA/VA claims). Under certain circumstances, the FHA/VA claims are sometimes rejected or otherwise cannot be collected in full. The provisions for FHA/VA foreclosure claims represent management's estimate of losses attributable to these current and future FHA/VA claims inherent in the servicing portfolio at each reporting date. The significant increase in the provisions for these claims in 1996 is attributable to the rapid growth of the FHA/VA government-insured/guaranteed loans and the growth of the servicing portfolio, incidental to one of the Corporation's recent acquisitions. The level of the provisions for FHA/VA foreclosure claims is expected to decline significantly in 1997, as management does not anticipate the same level of growth. For an additional discussion of the FHA/VA government-insured/guaranteed loans, see the "Loans" section which follows.

  Write-off of Mortgage Servicing Rights, Goodwill, and Other Intangibles

     The write-off of mortgage servicing rights, goodwill, and other intangibles related primarily to purchased credit card relationships. In evaluating these intangibles at year end, management determined that the assets were impaired and wrote-off approximately $12.2 million. The remaining amount of write-offs of intangibles related to goodwill of acquired institutions and mortgage servicing intangibles in accordance with the Corporation's policies for recognizing impairment.

  Salaries and Employee Benefits

     Salaries and employee benefits expense represents the largest component of noninterest expense. In 1996, salaries and employee benefits expense increased $12.1 million, or 6.1%, to $209.6 million. This compared to $197.5 million in 1995 and $201.5 million in 1994. The decrease in salaries and employee benefits between 1994 and 1995 arose primarily from implementation of the Corporation's restructuring plan (discussed in the following paragraph) which resulted in a reduction of approximately 690 employees. The reduction was partially offset by growth due to the 1995 acquisitions and growth of existing operations, primarily the credit card operations. The increase in 1996 relates primarily to acquisitions, incentive pay, and normal annual merit increases. At December 31, 1996, the Corporation had 5,914 full-time-equivalent employees compared to 5,847 at December 31, 1995, restated for the Leader acquisition. The Corporation's other 1996 acquisitions added approximately 300 full-time-equivalent employees.

  1994 Restructuring Plan

     In connection with the acquisition of Grenada Sunburst System Corporation (Grenada) in 1994, management adopted a specific plan of restructuring related to its operations in order to facilitate the consolidation of the two organizations and to improve operating efficiencies and profitability throughout the Corporation. The plan included a review of branch operations to determine appropriate staffing levels and to determine "best" practices for branch operations. Individual branch operations were reviewed to determine whether certain branches should be consolidated or divested. Additionally, all sources of fee income were reviewed to identify opportunities to increase noninterest income. The net interest margin was also evaluated to identify potential items for improvement. A review was also made of the operations of the Corporation and Grenada to identify consolidation opportunities and efficiencies to be achieved from combining the two companies. The Corporation incurred fees and expenses of approximately $2.2 million in 1994 related to the services provided by a consulting firm assisting in implementing this plan.

     Implementation of this plan resulted in the following pretax charges in 1994: (i) an early retirement and voluntary separation plan in which 388 employees elected to participate resulted in a charge of $12.5 million; (ii) an involuntary separation plan was also developed which identified approximately 600 positions to be eliminated and resulted in a charge of $3.8 million; and
(iii) approximately 38 branches were identified for consolidation or divestiture resulting in a charge of $10.5 million. No additional charges were incurred in 1995 or 1996.

     The Corporation achieved a net reduction of total staff in 1994 and 1995 of approximately 690 employees, excluding the impact of acquisitions consummated in 1995, which has resulted in estimated annual savings of approximately $16 million. At December 31, 1996, the Corporation had consolidated or otherwise closed 44 branch locations in connection with this plan, excluding the impact of subsequent acquisitions.

     In addition to achieving the above savings, implementation of this plan resulted in an increase in noninterest income, primarily service charges on deposit accounts, of approximately $15.7 million in 1995. See the "Noninterest Income" discussion above. The changes implemented under this plan continue to be monitored by management. Management of the Corporation considers the restructuring plan to have been completed at December 31, 1996.

  Expense and Efficiency Ratios

     The Corporation monitors its expense levels using the expense ratio and utilizes the efficiency ratio as a measure of its success in increasing revenues, while controlling expenses. The expense ratio (noninterest expense minus noninterest income, excluding significant nonrecurring revenues and expenses and investment securities gains and losses divided by average assets) was 1.58% in 1996 compared to 1.74% for 1995. The efficiency ratio which is calculated excluding the same items divides noninterest expenses by net interest income (FTE) plus noninterest income. The efficiency ratio was 55.43% in 1996 compared to 58.24% in 1995.

     Management will continue to monitor closely the level of noninterest expenses as part of its effort to continue to improve the profitability of the Corporation. Significant cost savings are expected by management related to the five acquisitions completed in the fourth quarter of 1996, since all of those acquisitions were in-market mergers. Some of the savings will not be realized until later in the year, as the consolidation of certain of the entities with other entities will not occur until late 1997.

TAXES

     Applicable income taxes consist of provisions for federal and state income taxes totaling $70.5 million in 1996, an effective rate of 34.5%. This compares to applicable income taxes of $86.6 million in 1995 and $45.2 million in 1994. These amounts equate to effective tax rates of 33.4% and 31.0%, respectively, in 1995 and 1994. The variances from statutory rates (35% for all three years) are attributable to tax-exempt income from investment securities and loans and the effect of state income taxes. For additional information regarding the Corporation's effective tax rates for all periods, see Note 16 to the consolidated financial statements.

     The realization of approximately $11.3 million of the net deferred tax asset of $80.0 million is dependent upon the generation of future taxable income sufficient to offset future deductions. Management believes that, based upon historical earnings and anticipated future earnings, normal operations will continue to generate sufficient future taxable income to realize all of these benefits. Therefore, no extraordinary strategies are deemed necessary by management to generate sufficient income for purposes of realizing the net deferred tax asset.

     The criteria for recognition of net deferred tax assets for regulatory capital purposes are more stringent than for financial statement purposes and allow only limited anticipation of future taxable income. Accordingly, $1.9 million of the Corporation's net deferred tax asset does not qualify as capital for regulatory purposes.

                          FINANCIAL CONDITION ANALYSIS

     At December 31, 1996, the Corporation reported $15.2 billion of total assets compared to $14.4 billion ($11.3 billion prior to the restatement for the Leader acquisition) at December 31, 1995. During 1996, the Corporation acquired institutions with total assets of $4.2 billion. Average assets were $15.3 billion for 1996, compared to $13.7 billion and $13.1 billion, respectively, for 1995 and 1994. Table 3, which follows this discussion, presents the balance sheet impact of acquired institutions for the last three years.

INVESTMENT SECURITIES

     The Corporation's investment securities portfolio of $3.0 billion at December 31, 1996, consisted entirely of securities "available for sale" which are carried on the consolidated balance sheet at fair value. These securities had net unrealized gains at year end of $40.2 million. At December 31, 1995, the investment portfolio was $3.6 billion and consisted of $3.4 billion of available for sale securities and $186.3 million of held to maturity securities (securities related to the Leader acquisition) which were carried on the consolidated balance sheet at amortized cost. The decrease in the amount of investment securities in 1996 was due to the additional funding required to support significant loan growth during the year. Note 4 to the consolidated financial statements provides the composition of the portfolio and a breakdown of the maturities of the portfolio at December 31, 1996.

     U.S. Treasury and U.S. Government agency obligations represented approximately 78% of the investment securities portfolio at December 31, 1996. The Corporation has some credit risk in the investment securities portfolio, however, management does not consider that risk to be significant and does not believe that cash flows will be significantly impacted.

     The REMIC and CMO issues held in the investment securities portfolio are 98% U.S. Government agency issues; the remaining 2% are readily marketable, collateralized mortgage obligations backed by agency-pooled collateral or whole loan collateral. All nonagency issues held are currently rated "AAA" by either Standard & Poor's or Moody's. Approximately 59% of the REMIC and CMO portions of the portfolio are in floating-rate issues, the majority being indexed to LIBOR or PRIME. The Corporation's normal practice is to purchase investment securities at or near par value to reduce risk of premium write-offs resulting from unexpected prepayments. The limited credit risk in the investment securities portfolio at December 31, 1996 consisted of the holdings of municipal obligations (17.1%), nonagency CMOs and mortgage-backed securities (.6%), and corporate stocks, notes, debentures, and mutual funds (4.5%).

     At December 31, 1996, the Corporation had approximately $40.2 million of structured notes (as currently defined by regulatory agencies), which constituted approximately 1.3% of the investment securities portfolio. Structured notes have uncertain cash flows which are driven by interest-rate movements and may expose a company to greater market risk than traditional medium-term notes. All of the Corporation's investments of this type are U.S. Government agency issues (primarily Federal Home Loan Banks and Federal National Mortgage Association). The structured notes vary in type but primarily include step-up bonds and index-amortizing notes. These securities had an unrealized loss of $175,000 at December 31, 1996. The market risk of these securities is not considered material to the Corporation's financial position, results of operations, or liquidity.

LOANS

     At December 31, 1996, loans, net of unearned income, were $10.4 billion compared to $9.0 billion at year end 1995. Average loans for 1996 were $9.9 billion compared to $8.9 billion and $7.6 billion, respectively, for 1995 and 1994. The Corporation's loan to deposit ratio was 91% at December 31, 1996, compared to 82% at the end of 1995. For 1996, loans were 70% of the Corporation's average earning assets compared to 70% and 63%, respectively, for 1995 and 1994. Table 7 provides the composition of the loan portfolio for each of the last five years.

     The largest segment of the Corporation's loan portfolio is single family residential mortgage loans (excluding the FHA/VA government-insured/guaranteed loans which are also single family residential loans), which totaled $3.2 billion, or 31% of the loan portfolio at December 31, 1996, an increase of $242 million over December 31, 1995. The growth is attributable to the Corporation's acquisitions during the year. The Corporation's acquisitions, primarily the Leader acquisition, increased this segment of the portfolio approximately $900 million from the originally reported amounts. This segment is expected to continue to be the largest segment and is expected to grow gradually unless economic conditions change significantly.

     Consumer loans, which constituted 21% of the loan portfolio at December 31, 1996, and are the second largest component of the loan portfolio, include loans to individuals, home equity loans, and credit card loans. Credit card loans increased $201 million to $627 million, other consumer loans increased $117 million to $1.3 billion, and home equity loans increased approximately $18 million to $229 million at December 31, 1996. The growth of credit card loans is attributable to continued marketing efforts that were instituted in 1994 and to the purchase of approximately $90 million of credit card receivables in 1996.

     Commercial loans, which include commercial, financial, and agricultural loans, and direct lease financing, and constituted 15% of the loan portfolio at December 31, 1996, decreased approximately 2% between 1995 and 1996. The decrease is due to the very competitive market for these loans and the Corporation's reduction of its exposure to certain large relationships.

     The Corporation's FHA/VA government-insured/guaranteed loans relate primarily to the continuation of a program of Leader which was acquired October 1, 1996 and constituted 14% of the loan portfolio at December 31, 1996. These loans totaled $1.5 billion at December 31, 1996, an increase of $561 million from $917 million at December 31, 1995. As a loan servicer, the Corporation is obligated to pass through to the holders of a GNMA mortgage-backed security, the coupon rate, whether or not the interest due on the underlying loans has been paid by the borrower. When an FHA/VA government-insured/guaranteed single-family loan which carries an above-market rate of interest has been in default for more than 90 days, it is the Corporation's current policy to buy the delinquent FHA/VA loans out of the GNMA pools serviced by the Corporation. This action eliminates the Corporation's obligation to pay the coupon rate. The Corporation thereby gains the benefit of the net interest rate differential between the coupon rate which it would otherwise be obligated to pay to the GNMA holder and the Corporation's lower cost of funds. Furthermore, management has purchased, on a negotiated basis, delinquent FHA/VA government-insured/guaranteed loans from other GNMA servicers to leverage the operating costs of this operation. Management expects that the volume of these loans will remain at the current levels or will decrease.

     Since all of these loans are FHA/VA government-guaranteed loans, the Corporation's investment is expected to be recoverable through claims made against FHA or VA. Management believes the credit risk and the risk of principal loss is minimal. For this reason, management has excluded these loans from the credit quality data and resulting ratios. Any losses incurred would be no greater or less than if the Corporation had continued solely as servicer of the FHA/VA loans. The risk inherent in these loans arises from failure to comply timely with FHA's and VA's foreclosure process and certain unreimbursable foreclosure costs. The Corporation, by purchasing the delinquent FHA/VA loans assumes only the interest-rate risk associated with funding a loan if timely foreclosure should not occur. Risk also exists, under certain circumstances, that claims might be rejected by FHA or VA or otherwise not be able to be collected in full. Provisions for these types of losses are provided through noninterest expense (provisions for losses on FHA/VA foreclosure claims -- see previous discussion) and the corresponding liability is carried in other liabilities. At December 31, 1996, the Corporation had reserves for these losses of $35.6 million.

     The remaining segments constituting 15% and 4%, respectively, of the loan portfolio at December 31, 1996, consists of other mortgage loans (loans secured by commercial properties, multifamily residential properties, and farmland) and real estate construction loans. Other mortgage loans totaled $1.5 billion at December 31, 1996, an increase of $246 million from $1.3 billion at December 31, 1995. Real estate construction loans totaled $447 million at December 31, 1996, which compared to $403 million at year end 1995.

ALLOWANCE FOR LOSSES ON LOANS

     The allowance for losses on loans (the allowance) at December 31, 1996 was $166.9 million, or 1.86% of loans, compared to $156.4 million, or 1.92% of loans, at December 31, 1995. For this calculation, FHA/VA government-insured/guaranteed loans have been excluded from loans. Management's policy is to maintain the allowance at a level deemed sufficient to absorb estimated losses in the loan portfolio. The allowance is reviewed quarterly in accordance with the methodology described in Note 1 to the consolidated financial statements. Tables 8 and 10 provide detailed information regarding the allowance for each of the last five years.

     Net charge-offs increased $23.9 million to $51.8 million, or .60% of average loans, for 1996. The increase in net charge-offs related primarily to credit card loans and other consumer loans. Credit card net charge-offs increased $13.2 million in 1996 to $25.7 million. Other consumer loan net charge-offs increased $6.7 million to $15.4 million. The increase in both of these categories of loans is due to the record level of personal bankruptcies and to the increase in the volume of loans outstanding. Net charge-offs for commercial, financial, and agricultural loans were $7.6 million in 1996, an increase of $4.5 million. The level of charge-offs in this segment of the portfolio is dependent upon economic conditions in the markets served by the Corporation.

LOAN CONCENTRATIONS

     Management believes that the loan portfolio is adequately diversified. The loan portfolio is spread over seven states (Tennessee, Mississippi, Missouri, Arkansas, Louisiana, Alabama, and Kentucky). Reference is made to Table 15 which discloses total loans by subsidiary and by state at December 31, 1996. At December 31, 1996, the Corporation had no concentrations of loans to a single industry equaling 10% or more of total loans.

     The largest concentration of loans is in single family residential loans, comprising 31% of the loan portfolio, which historically has had low loss experience. The Corporation also holds $1.5 billion of delinquent FHA/VA government-insured/guaranteed loans which account for an additional 14% of the loan portfolio. These loans are also single family residential loans. As discussed previously, the risk of principal loss for delinquent FHA/VA loans is believed by management to be minimal because of government-insurance/guarantee.

     Management has emphasized diversification between large and smaller-sized loans in an effort to lessen risk in the portfolio. At December 31, 1996, the Corporation's largest loan relationship was $25.8 million and there were only 20 relationships of $10 million or more, which constituted in the aggregate less than 3% of the total loan portfolio.

NONPERFORMING ASSETS

     Nonperforming assets consist of nonaccrual loans, restructured loans, and foreclosed properties. As shown in Table 9, nonperforming assets totaled $82.4 million at year end 1996, compared to $54.6 million at December 31, 1995. The year end 1996 total is comprised of $63.3 million of nonaccrual loans, which increased $20.0 million from December 31, 1995, restructured loans of $2.5 million and foreclosed properties of $16.5 million. As a percentage of loans, excluding FHA/VA government-insured/guaranteed loans, nonperforming assets were
 .92% of loans and foreclosed properties at December 31, 1996, compared to .67% at December 31, 1995. In management's opinion, asset-quality ratios remain at acceptable levels, although an unfavorable trend has occurred from 1994's historically low levels.

     Loans 90 days or more past due and still accruing interest are comprised of FHA/VA government-insured/guaranteed loans and all other loans 90 days past due. As discussed in the "Loans" section of this report, the FHA/VA loans do not, in management's opinion, have traditional credit risks similar to the rest of the loan portfolio and risk of loss of principal is considered minimal. FHA/VA government-insured/guaranteed loans 90 days or more past due totaled $709.4 million at December 31, 1996 compared to $534.6 million at year end 1995. The increase is directly related to the increased volume of these loans. Other loans 90 days or more past due totaled $22.7 million at year end 1996 compared to $18.6 million at December 31, 1995.

     A breakdown of nonaccrual loans and loans 90 days or more past due and not on nonaccrual status is as follows:

                                                                                 LOANS 90 DAYS
                                                          NONACCRUAL LOANS     OR MORE PAST DUE
                                                          -----------------   -------------------
                                                            DECEMBER 31,         DECEMBER 31,
                                                          -----------------   -------------------
                       LOAN TYPE                           1996      1995       1996       1995
--------------------------------------------------------  -------   -------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
Secured by single family residential
  FHA/VA government-insured/guaranteed loans............  $    --   $    --   $709,424   $534,633
  Other loans...........................................   34,464    20,830      1,727      4,767
Secured by nonfarm nonresidential.......................    8,272     6,350      1,716        452
Other real estate.......................................    3,929     4,578      1,492        560
Commercial, financial, and agricultural, including
  direct lease financing................................   12,115     7,848      1,841      2,468
Credit card and related plans...........................       39        15     11,520      5,269
Other consumer..........................................    4,531     3,678      4,411      5,093
                                                          -------   -------   --------   --------
          Total.........................................  $63,350   $43,299   $732,131   $553,242
                                                          =======   =======   ========   ========

POTENTIAL PROBLEM ASSETS

     Potential problem assets consist of assets which are generally secured and are not currently considered nonperforming and include those assets where information about possible credit problems has raised serious doubts as to the ability of the borrowers to comply with present repayment terms. Historically, such assets have been loans which have ultimately become nonperforming. At December 31, 1996, the Corporation had potential problem assets (all loans) aggregating $11.4 million, comprised of 17 loans, the largest being $3.9 million.

OTHER EARNING ASSETS

     Other earning assets include interest-bearing deposits at financial institutions, federal funds sold, securities purchased under agreements to resell, trading account assets, and loans held for resale. At December 31, 1996, these assets totaled $446 million, 3.22% of the Corporation's earning assets. This compares to $671 million, or 5.05% of earning assets at December 31, 1995.

     The decline in other earning assets from 1995 is attributable to a $294 million decrease in federal funds sold. This decrease was due to excess liquidity being used to fund other earning assets, primarily loans. The other significant component of this category was trading account assets which represents the government-guaranteed portions of SBA loans. Trading assets totaled $225 million at December 31, 1996, an increase of $103 million from year end 1995. Management considers the interest-rate and credit risk related to all of these assets to be minimal.

DEPOSITS

     The Corporation's deposit base is its primary source of liquidity and consists of deposits from the communities served by the Corporation. At December 31, 1996, the Corporation had the largest deposit base of any bank holding company headquartered in Tennessee. Tables 4 and 6 present the components of the Corporation's average deposits.

     Deposits were $11.5 billion at December 31, 1996 and averaged the same amount for the year. The increase in deposits is attributable primarily to acquisitions. As shown in Table 6, average core deposits have increased for each of the past five years which has provided the Corporation a stable funding source.

     The composition of average deposits over the last three years was as follows:

                      TYPE OF DEPOSITS                        1996     1995     1994
------------------------------------------------------------  -----    -----    -----
Noninterest-bearing deposits................................    14%      14%      14%
Money market deposits.......................................    16       15       17
Savings deposits............................................    18       18       19
Other time deposits.........................................    44       45       43
Certificates of deposit of $100,000 and over................     8        8        7

CAPITAL AND DIVIDENDS

     Shareholders' equity increased $139.7 million in 1996 to $1.4 billion, or 8.89% of total assets at December 31, 1996. This compares to shareholders' equity of $1.2 billion, or 8.43% of total assets at December 31, 1995. The primary sources of growth in shareholders' equity in 1996 were the retention of net earnings of $66.0 million, issuance of stock in connection with acquisitions of $53.8 million, and net stock transactions in connection with the dividend reinvestment plan and employee benefit plans of $26.8 million. Partially offsetting these increases was the impact of the net change in unrealized gains (losses) on available for sale securities of $6.9 million. The consolidated statement of changes in shareholders' equity details the changes in equity for the last three years.

     The fair-value adjustment of the Corporation's available for sale securities portfolio, which is recorded as a component of shareholders' equity, may change significantly as market conditions change. At December 31, 1994, the adjustment resulted in a reduction of shareholders' equity of $29.0 million compared to an increase of $31.1 million at December 31, 1995 and an increase of $24.6 million at December 31, 1996. Further volatility in shareholders' equity may occur in the future as market conditions change. This adjustment is excluded from the calculation of regulatory capital.

     The Corporation and its subsidiaries must comply with the capital guidelines established by the regulatory agencies that supervise their operations. These agencies have adopted a system to monitor the capital adequacy of all insured financial institutions. The system includes ratios based on the risk-weighting of on- and off-balance-sheet transactions. If an institution's ratios should fall below certain levels, it would become subject to regulatory action. The system adopted by the agencies classifies institutions into five capital categories ranging from well-capitalized to critically undercapitalized. The well-capitalized category requires a leverage ratio of at least 5%, a Tier 1 regulatory capital to risk-weighted assets ratio of at least 6%, and a total regulatory capital to risk-weighted assets ratio of at least 10%. Table 13 presents the Corporation's regulatory capital ratios for the last three years and Note 12 to the consolidated financial statements presents a comparison of the Corporation's and UPNB's capital levels and ratios to the minimums for an institution to be considered well-capitalized and adequately capitalized. At December 31, 1996, the Corporation and all of its insured financial institutions met the requirements for well-capitalized institutions.

     At December 31, 1996, the Corporation's leverage ratio was 9.61% and its Tier 1 and total regulatory capital to risk-weighted assets capital ratios were 15.29% and 18.32%, respectively, which are well above the regulatory minimums. These ratios compare to 8.08%, 13.39%, and 16.68%, respectively, at December 31, 1995. The improvement in these ratios is attributable to the continued profitability of the Corporation and the issuance of $200 million of Trust Preferred Securities which qualified as Tier 1 regulatory capital. The ratio of total capital to risk-weighted assets increased significantly in 1995 due to the issuance of $100 million of subordinated capital notes in the fourth quarter of 1995 which qualified as Tier 2 regulatory capital. Reference is made to Note 9 to the consolidated financial statements for additional information regarding these notes.

     The Corporation declared cash dividends on its Common Stock of $54.3 million in 1996 and $39.9 million in 1995. On a per share basis, this represented a 10% increase to $1.08 per share for 1996 compared to $.98 per share in 1995. Effective January 16, 1997, the regular quarterly cash dividend on the Corporation's Common Stock was increased by the Board of Directors by 18.5% to $.32 per share ($1.28 per share annually). Cash dividends declared on the Corporation's Preferred Stocks outstanding in 1996 totaled $6.9 million compared to $7.3 million in 1995. The reduction was due to the redemption of one series of preferred stock and the conversion of another series of preferred stock to common stock. Various institutions acquired by the Corporation paid cash dividends on common and preferred stock prior to acquisition, which are detailed in the consolidated statement of changes in shareholders' equity.

     The primary sources for payment of dividends by the Corporation to its shareholders are management fees and dividends received from its subsidiaries, interest on loans to subsidiaries, and interest on its available for sale investment securities. Payment of dividends by the Corporation's banking subsidiaries is subject to various statutory limitations which are described in
Note 12 to the consolidated financial statements. Reference is made to the "Liquidity" discussion for additional information regarding the parent company's liquidity.

ASSET/LIABILITY MANAGEMENT

     The Corporation's assets and liabilities are principally financial in nature and the resulting earnings thereon, primarily net interest income, are subject to changes as a result of changes in market interest rates and the mix of the various assets and liabilities. Interest rates in the financial markets affect the Corporation's decisions on pricing its assets and liabilities which impacts net interest income, the Corporation's primary cash flow stream. As a result, a substantial part of the Corporation's risk-management activities are devoted to managing interest-rate risk.

  Interest-Rate Risk

     One of the most important aspects of management's efforts to sustain long-term profitability for the Corporation is the management of interest-rate risk. Management's goal is to maximize net interest income within acceptable levels of interest-rate risk and liquidity. To achieve this goal, a proper balance must be maintained between assets and liabilities with respect to size, maturity, repricing date, rate of return, and degree of risk.

     The Corporation's Funds Management Committee oversees the conduct of corporate-wide asset/liability management. The Committee reviews the asset/liability structure and interest-rate risk of each subsidiary and the consolidated Corporation at least quarterly. Each subsidiary is granted autonomy in managing its balance sheet, however, the Corporation requires each subsidiary to establish policies for proper conduct of its balance sheet management. These policies must contain, at a minimum, limits on interest-rate sensitivity, guidelines for liquidity management, and capital-level guidelines.

     The Corporation uses interest-rate sensitivity (GAP) analysis to monitor the amounts and timing of balances exposed to changes in interest rates, as shown in Table 11. The analysis presented in Table 11 has been made at a point in time and could change significantly on a daily basis. The GAP report is not relied upon exclusively to evaluate the impact of, or predict how the Corporation is positioned to react to, changing interest rates. Other methods such as simulation analysis are also considered in evaluating the Corporation's interest-rate risk.

     At December 31, 1996, the GAP report indicated that the Corporation was liability sensitive with $643 million more liabilities than assets repricing within one year. At 4% of total assets, this position was within management's policy limit of 10% of total assets.

     Balance sheet simulation analysis has been conducted at year end to determine the impact on net interest income for the coming twelve months under several interest-rate scenarios. One such scenario uses rates at December 31, 1996, and holds the rates and volumes constant for simulation. When this position is subjected to immediate and parallel shifts in interest rates ("rate shock") of 200 basis points rising and 200 basis points falling, the annual impact on the Corporation's net interest income was a positive $8.8 million and a negative $17.4 million pretax, respectively. Another simulation uses a "most likely" scenario of interest rates increasing 50 basis points resulting in a $7.9 million pretax increase in net interest income from the constant rate/volume projection. These scenarios are within the Corporation's policy limit of 5% of shareholders' equity.

     The actual impact of changing interest rates on net interest income is dependent on a number of factors such as the growth of earning assets, the mix of earning assets and interest-bearing liabilities, the magnitude of the interest rate changes, the timing of the repricing of assets and liabilities, interest-rate spreads, and the asset/liability strategies implemented by management.

  Liquidity

     Liquidity for the Corporation is its ability to meet cash requirements for deposit withdrawals, to make new loans and satisfy loan commitments, to take advantage of attractive investment opportunities, and to repay borrowings when they mature. The Corporation's primary sources of liquidity are its deposit base, available for sale securities, and money market investments. Liquidity is also achieved through short-term borrowings, borrowing under available lines of credit, and issuance of securities and debt instruments in the marketplace.

     In 1996, the Corporation's principal subsidiary, UPNB, established a $1-billion short- and medium-term bank note program to supplement UPNB's funding sources. Note 9 to the consolidated financial statements provides additional details regarding this program. At December 31, 1996, there were $265 million of Short-Term Bank Notes and $135 million of Medium-Term Bank Notes outstanding under this program.

     Parent company liquidity is achieved and maintained by dividends received from subsidiaries, interest on advances to subsidiaries, interest on the available for sale investment securities portfolio, and management fees charged to subsidiaries. The number of financial institutions owned by the Corporation provides a diversified base for the payment of dividends should one or more of the subsidiaries have capital needs and be unable to pay dividends to the parent company. At December 31, 1996, the parent company had cash and cash equivalents totaling $274.6 million. The parent company's net working capital position at December 31, 1996 was $389.2 million.

     At January 1, 1997, the parent company could have received dividends from subsidiaries of $86.0 million without prior regulatory approval. The payment of additional dividends by the Corporation's subsidiaries will be dependent on the future earnings of the subsidiaries. Management believes that the parent company has adequate liquidity to meet its cash needs, including the payment of its regular dividends, servicing of its debt, and cash needed for acquisitions.

     At December 31, 1996, the parent company had no outstanding lines of credit and had no commercial paper outstanding. In the fourth quarter of 1996, the Corporation issued $200 million of Trust Preferred Securities (see Note 9 to the consolidated financial statements) which enhanced the Corporation's liquidity. These securities are carried on the balance sheet in long-term debt and qualify as Tier 1 regulatory capital. In 1995, the Corporation issued $100 million of 6 3/4% Subordinated Capital Notes which qualified as Tier 2 regulatory capital. The proceeds of these issues are available for general corporate purposes, including the acquisition of other financial institutions. Additionally, during 1996 the Corporation in-substance defeased all of its outstanding 8 1/2% subordinated capital notes. These notes did not qualify for Tier 2 regulatory capital. The defeasance resulted in an immaterial loss which was recorded in noninterest expense.

OFF-BALANCE-SHEET INSTRUMENTS

     The Corporation, on a limited basis, has used off-balance-sheet financial instruments to manage interest-rate risk. At December 31, 1996, the Corporation had no such instruments outstanding. Note 17 to the consolidated financial statements provides a reconciliation of the Corporation's interest-rate swap information for the past two years.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The disclosures regarding the fair value of financial instruments are included in Note 18 to the consolidated financial statements along with a summary of the methods and assumptions used by the Corporation in determining fair value. The differences between the fair values and book values result primarily from differences between contractual and market interest rates. Fluctuations in the fair values will occur from period to period due to changes in the composition of the balance sheet and changes in interest rates. Management does not use the fair value information disclosed in Note 18 to manage the Corporation. Other methods, including the asset/liability management philosophy discussed previously, are used. Comparisons of the fair value information with other financial institutions may not be meaningful due to the different assumptions used in determining fair value.

FOURTH QUARTER RESULTS

     The Corporation's net income for the fourth quarter of 1996 was $11.4 million, or $.15 per fully diluted common share, compared to $35.3 million, or $.53 per fully diluted common share, for the same period in 1995. Results for both periods reflected significant charges which have been discussed and quantified in the "1996 Earnings Overview" and "Noninterest Expense" discussions. Net earnings for the fourth quarter of 1996 were reduced $58.8 million ($39.0 million after taxes) by merger-related and other significant net charges. The fourth quarter of 1995 results were reduced by merger-related charges of $12.4 million ($9.5 million after taxes).

     Fourth quarter of 1996 charges included the following: (i) charges for merger-related employment matters of approximately $18.1 million ($12.0 million after taxes); (ii) provisions for losses on servicing FHA/VA government-insured/guaranteed loans of approximately $5.2 million ($3.0 million after taxes); (iii) write-off of intangibles of approximately $13.7 million ($9.0 million after taxes); write-downs of buildings, property, and equipment of approximately $16.3 million ($10.0 million after taxes); professional fees of approximately $4.0 million ($4.0 million after taxes); and other charges of approximately $5.8 million ($3.9 million after taxes). These charges were offset by investment securities gains of $4.3 million ($2.9 million after taxes).

     Net interest income for the fourth quarter of 1996 was $154.8 million which represented a 12% increase over the $138.2 million for the same period in 1995. The increase is attributable to growth of average earning assets which increased 9% to $14.2 billion. Moreover, the net interest margin for the fourth quarter of 1996 was 4.44% compared to 4.35% for the same period in 1995.

     Investment securities gains of $4.3 million were realized from the fourth quarter sale of approximately $760 million of U.S. Government agency securities and long-term mortgage-backed securities to reduce interest-rate risk and pay off short-term wholesale borrowings.

     The provision for losses on loans for the fourth quarter of 1996 was $15.7 million compared to $13.6 million for the same period in 1995. The provision for losses on loans was higher in both years due to acquisitions and in 1996 due to the increased level of charge-offs in the credit card portfolio.

     Noninterest income for the last quarter of 1996 was $55.3 million compared to $54.2 million in 1995, before investment securities gains. Noninterest expense for the fourth quarter of 1996 was $181.2 million compared to $125.1 million for the fourth quarter of 1995. Excluding the significant charges described above, noninterest expenses in 1996 were $118.1 million compared to $112.7 million in 1995.

     Table 14, Selected Quarterly Data, presents certain quarterly financial data for 1996 and 1995.

IMPACT OF PROPOSED ACCOUNTING STANDARDS

     In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings based on a control-oriented "financial-components" approach. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The provisions of SFAS No. 125 are effective for transactions occurring after December 31, 1996, except those provisions relating to repurchase agreements, securities lending, and other similar transactions and pledged collateral, which have been delayed until after December 31, 1997 by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125, an amendment of FASB Statement No. 125". The adoption of these statements is not expected to have a material impact on the Corporation's financial position or results of operations.

                   TABLE  1.  SUMMARY OF CONSOLIDATED RESULTS

                                                         YEARS ENDED DECEMBER 31,
                                        -----------------------------------------------------------
                                           1996         1995        1994        1993        1992
                                        ----------   ----------   ---------   ---------   ---------
                                                          (DOLLARS IN THOUSANDS)
Interest income.......................  $1,180,609   $1,051,283   $ 889,425   $ 773,789   $ 702,830
Interest expense......................    (574,647)    (515,286)   (384,925)   (334,499)   (345,465)
                                        ----------   ----------   ---------   ---------   ---------
          NET INTEREST INCOME.........     605,962      535,997     504,500     439,290     357,365
PROVISION FOR LOSSES ON LOANS.........     (57,395)     (27,381)     (9,661)    (22,660)    (37,367)
                                        ----------   ----------   ---------   ---------   ---------
          NET INTEREST INCOME AFTER
            PROVISION FOR LOSSES ON
            LOANS.....................     548,567      508,616     494,839     416,630     319,998
NONINTEREST INCOME
  Service charges on deposit
     accounts.........................      76,527       75,261      59,564      53,723      41,687
  Mortgage servicing income...........      46,098       37,427      31,060      28,266      31,237
  Bank card income....................      24,975       20,758      11,386      10,884       9,452
  Trust service income................       8,511        8,010       7,990       7,643       6,921
  Profits and commissions from trading
     activities.......................       5,636       10,441       6,639      13,787      13,417
  Other income........................      51,990       51,117      41,270      39,050      29,935
                                        ----------   ----------   ---------   ---------   ---------
          Total noninterest income....     213,737      203,014     157,909     153,353     132,649
                                        ----------   ----------   ---------   ---------   ---------
NONINTEREST EXPENSE
  Salaries and employee benefits......     209,604      197,526     201,532     186,703     145,849
  Net occupancy expense...............      32,957       30,653      31,638      28,476      24,007
  Equipment expense...................      35,175       33,672      32,618      30,345      24,874
  Other expense.......................     178,573      178,873     162,811     153,233     142,799
                                        ----------   ----------   ---------   ---------   ---------
          Total noninterest expense...     456,309      440,724     428,599     398,757     337,529
                                        ----------   ----------   ---------   ---------   ---------
          EARNINGS BEFORE OTHER
            OPERATING ITEMS, INCOME
            TAXES, EXTRAORDINARY ITEM,
            AND ACCOUNTING CHANGES....     305,995      270,906     224,149     171,226     115,118
OTHER OPERATING ITEMS
  Investment securities gains
     (losses).........................       4,081          409     (22,515)      3,508      11,880
  Restructuring charges...............          --           --     (28,929)         --          --
  Merger-related expenses.............     (52,786)     (11,911)    (14,862)     (2,113)         --
  Consumer loan marketing program
     expenses.........................          --           --     (14,446)         --          --
  Gain on sale of collateral related
     to a troubled debt
     restructuring....................          --           --          --         901       3,513
  Gain on sales of branches and other
     selected assets..................       7,245           --          --          --          --
  One-time trust fees related to a
     court award......................       1,268           --          --          --          --
  Special regulatory assessment to
     recapitalize the SAIF............     (22,332)          --          --          --          --
  Write-off of mortgage servicing
     rights, goodwill, and other
     intangibles......................     (19,407)          --          --      (3,094)     (9,849)
  Additional provisions for losses on
     FHA/VA foreclosure claims of
     acquired entity..................     (19,800)          --          --          --          --
  Provisions for data processing
     systems conversions and
     abandonment of property..........          --           --          --      (4,424)     (5,200)
  Litigation settlements..............          --           --       2,200        (500)     (9,450)
                                        ----------   ----------   ---------   ---------   ---------
          EARNINGS BEFORE INCOME
            TAXES, EXTRAORDINARY ITEM,
            AND ACCOUNTING CHANGES....     204,264      259,404     145,597     165,504     106,012
Applicable income taxes...............     (70,526)     (86,648)    (45,174)    (51,864)    (30,219)
                                        ----------   ----------   ---------   ---------   ---------
          EARNINGS BEFORE
            EXTRAORDINARY ITEM AND
            ACCOUNTING CHANGES........     133,738      172,756     100,423     113,640      75,793
Extraordinary item and accounting
  changes, net of taxes...............          --           --          --         637       2,847
                                        ----------   ----------   ---------   ---------   ---------
          NET EARNINGS................  $  133,738   $  172,756   $ 100,423   $ 114,277   $  78,640
                                        ==========   ==========   =========   =========   =========

           TABLE 2.  CONTRIBUTION TO FULLY DILUTED EARNINGS PER SHARE

                                                              YEARS ENDED DECEMBER 31,
                                                   -----------------------------------------------
                                                    1996      1995      1994     1993(1)   1992(1)
                                                   -------   -------   -------   -------   -------
Net interest income -- FTE.......................  $  8.96   $  8.51   $  8.73   $  8.66   $  8.31
Provision for losses on loans....................    (0.83)    (0.42)    (0.16)    (0.40)    (0.76)
                                                   -------   -------   -------   -------   -------
          NET INTEREST INCOME AFTER PROVISION FOR
            LOSSES ON LOANS -- FTE...............     8.13      8.09      8.57      8.26      7.55
NONINTEREST INCOME
  Service charges on deposit accounts............     1.10      1.16      0.99      1.07      0.99
  Mortgage servicing income......................     0.66      0.58      0.52      0.72      0.25
  Bank card income...............................     0.36      0.32      0.19      0.22      0.23
  Trust service income...........................     0.14      0.12      0.13      0.16      0.18
  Profits and commissions from trading
     activities..................................     0.08      0.16      0.11      0.29      0.35
  Investment securities gains (losses)...........     0.06      0.01     (0.38)     0.10      0.37
  Other income...................................     0.86      0.78      0.73      0.73      0.70
                                                   -------   -------   -------   -------   -------
          Total noninterest income...............     3.26      3.13      2.29      3.29      3.07
                                                   -------   -------   -------   -------   -------
NONINTEREST EXPENSE
  Salaries and employee benefits.................    (3.02)    (3.04)    (3.36)    (3.58)    (3.28)
  Net occupancy expense..........................    (0.47)    (0.47)    (0.53)    (0.55)    (0.54)
  Equipment expense..............................    (0.51)    (0.52)    (0.54)    (0.57)    (0.53)
  Other expense..................................    (4.21)    (2.93)    (3.69)    (3.32)    (3.42)
                                                   -------   -------   -------   -------   -------
          Total noninterest expense..............    (8.21)    (6.96)    (8.12)    (8.02)    (7.77)
                                                   -------   -------   -------   -------   -------
          EARNINGS BEFORE INCOME TAXES -- FTE,
            EXTRAORDINARY ITEM, AND ACCOUNTING
            CHANGES..............................     3.18      4.26      2.74      3.53      2.85
Applicable income taxes -- FTE...................    (1.26)    (1.60)    (1.06)    (1.32)    (1.05)
                                                   -------   -------   -------   -------   -------
          EARNINGS BEFORE EXTRAORDINARY ITEM AND
            ACCOUNTING CHANGES...................     1.92      2.66      1.68      2.21      1.80
Extraordinary item and accounting changes, net of
  taxes..........................................       --        --        --      0.01        --
Preferred stock dividends........................       --     (0.02)    (0.16)    (0.07)    (0.07)
                                                   -------   -------   -------   -------   -------
          NET EARNINGS...........................  $  1.92   $  2.64   $  1.52   $  2.15   $  1.73
                                                   =======   =======   =======   =======   =======
Change in net earnings applicable to fully
  diluted earnings per share using previous year
  average shares outstanding.....................  $ (0.58)  $  1.34   $ (0.24)  $  0.93   $  0.55
Change in average shares outstanding.............    (0.14)    (0.22)    (0.39)    (0.51)    (0.17)
                                                   -------   -------   -------   -------   -------
          Change in net earnings.................  $ (0.72)  $  1.12   $ (0.63)  $  0.42   $  0.38
                                                   =======   =======   =======   =======   =======
AVERAGE FULLY DILUTED SHARES (IN THOUSANDS)......   69,518    64,995    59,929    47,422    38,307
                                                   =======   =======   =======   =======   =======

---------------

FTE -- Fully taxable-equivalent
(1) Leader Financial Corporation was organized as a holding company on March 18, 1993 in connection with the conversion of its principal subsidiary, Leader Federal Bank for Savings, from a federal mutual savings bank to a federally-chartered capital stock savings bank. (See Note 2 to the consolidated financial statements). Accordingly, earnings per share for the year ended December 31, 1992 is calculated using only the Corporation's historical net earnings and the calculation of earnings per share for the year ended December 31, 1993 is based on the Corporation's historical net earnings for 1993 plus Leader's fourth quarter net earnings, since the stock conversion occurred on September 30, 1993.

                 TABLE 3.  BALANCE SHEET IMPACT OF ACQUISITIONS

                                           1996                                  1995                      1994
                            ----------------------------------   ------------------------------------   ----------
                              LEADER      OTHERS      TOTAL       CAPITAL       OTHERS       TOTAL        TOTAL
                            ----------   --------   ----------   ----------   ----------   ----------   ----------
                                                            (DOLLARS IN THOUSANDS)
ASSETS
  Interest-bearing
    deposits at financial
    institutions..........  $      241   $  2,540   $    2,781   $    2,199   $      168   $    2,367   $   32,708
  Loans, net of unearned
    income................   2,248,213    487,274    2,735,487      829,162       94,516      923,678    2,450,567
  Allowance for losses on
    loans.................     (31,645)    (6,479)     (38,124)     (18,356)      (1,361)     (19,717)     (44,188)
                            ----------   --------   ----------   ----------   ----------   ----------   ----------
         Net loans........   2,216,568    480,795    2,697,363      810,806       93,155      903,961    2,406,379
  Investment securities...     836,583    212,303    1,048,886      118,518       50,855      169,373      885,183
  Intangible assets.......      52,985      9,356       62,341        9,075        6,533       15,608       19,857
  Cash and cash
    equivalents...........      36,802     73,628      110,430      120,273       18,252      138,525      261,133
  Other real estate,
    net...................       1,070      1,414        2,484        2,494           96        2,590        4,499
  Premises and equipment..      19,013     20,293       39,306       25,864        3,309       29,173       65,850
  Other assets............     247,659     12,295      259,954       15,840        2,896       18,736       95,529
                            ----------   --------   ----------   ----------   ----------   ----------   ----------
         TOTAL ASSETS.....  $3,410,921   $812,624   $4,223,545   $1,105,069   $  175,264   $1,280,333   $3,771,138
                            ==========   ========   ==========   ==========   ==========   ==========   ==========
LIABILITIES
  Deposits................  $1,697,496   $710,800   $2,408,296   $  987,564   $  151,080   $1,138,644   $3,345,968
  Other interest-bearing
    liabilities...........   1,384,610     18,585    1,403,195       30,682           --       30,682       91,963
  Other liabilities.......      72,755      9,319       82,074       12,004        4,032       16,036       44,836
                            ----------   --------   ----------   ----------   ----------   ----------   ----------
         TOTAL
           LIABILITIES....  $3,154,861   $738,704   $3,893,565   $1,030,250   $  155,112   $1,185,362   $3,482,767
                            ==========   ========   ==========   ==========   ==========   ==========   ==========
PURCHASE PRICE/CAPITAL
  CONTRIBUTION/EQUITY.....  $  256,060   $ 73,920   $  329,980   $   74,819   $   20,152   $   94,971   $  288,371
                            ==========   ========   ==========   ==========   ==========   ==========   ==========

           TABLE 4.  AVERAGE BALANCE SHEET AND AVERAGE INTEREST RATES

                                                         YEARS ENDED DECEMBER 31,
                                   ---------------------------------------------------------------------
                                                 1996                                1995
                                   ---------------------------------   ---------------------------------
                                                  INTEREST     FTE                    INTEREST     FTE
                                     AVERAGE      INCOME/     YIELD/     AVERAGE      INCOME/     YIELD/
                                     BALANCE      EXPENSE      RATE      BALANCE      EXPENSE      RATE
                                   -----------   ----------   ------   -----------   ----------   ------
                                                          (DOLLARS IN THOUSANDS)
ASSETS
  Interest-bearing deposits at
    financial institutions.......  $     6,583   $      550    8.35%   $    25,593   $    2,114    8.26%
  Federal funds sold and
    securities purchased under
    agreements to resell.........      239,887       13,139    5.48        294,457       17,041    5.79
  Trading account assets.........      152,535       11,343    7.44        171,372       13,178    7.69
  Investment securities(1) and
    (2)..........................
    Taxable securities...........    3,323,914      218,748    6.58      2,764,577      175,882    6.36
    Tax-exempt securities........      499,183       45,144    9.04        515,835       47,724    9.25
                                   -----------   ----------            -----------   ----------
        Total investment
          securities.............    3,823,097      263,892    6.90      3,280,412      223,606    6.82
  Loans, net of unearned
    income(1), (3), and (4)......    9,894,427      908,464    9.18      8,874,417      812,916    9.16
                                   -----------   ----------            -----------   ----------
        TOTAL EARNING ASSETS(1),
          (2), (3), AND (4)......   14,116,529    1,197,388    8.48     12,646,251    1,068,855    8.45
                                                 ----------                          ----------
  Cash and due from banks........      475,662                             463,357
  Premises and equipment.........      266,827                             247,885
  Allowance for losses on
    loans........................     (169,513)                           (157,154)
  Other assets...................      585,277                             461,409
                                   -----------                         -----------
        TOTAL ASSETS.............  $15,274,782                         $13,661,748
                                   ===========                         ===========
LIABILITIES AND SHAREHOLDERS'
  EQUITY
  Money market accounts..........  $ 1,788,280   $   59,442    3.32%   $ 1,672,738   $   44,540    2.66%
  Savings deposits...............    2,023,298       51,496    2.55      1,927,638       51,842    2.69
  Certificates of deposit of
    $100,000 and over............      986,100       57,961    5.88        858,136       42,397    4.94
  Other time deposits............    5,102,089      280,965    5.51      4,877,532      283,885    5.82
  Short-term borrowings..........      902,764       49,603    5.49        578,547       33,486    5.79
  Short-term bank notes..........       88,361        5,136    5.81             --           --      --
  Long-term debt
    Federal Home Loan Bank
      advances...................      863,261       49,412    5.72        747,268       46,082    6.17
    Subordinated capital notes...      211,866       15,419    7.28        129,995       10,337    7.95
    Medium-term bank notes.......       42,637        2,801    6.57             --           --      --
    Trust Preferred Securities...       10,871          872    8.02             --           --      --
    Other........................       26,549        1,540    5.80         34,786        2,717    7.81
                                   -----------   ----------            -----------   ----------
        TOTAL INTEREST-BEARING
          LIABILITIES............   12,046,076      574,647    4.77     10,826,640      515,286    4.76
  Noninterest-bearing demand
    deposits.....................    1,632,648           --              1,519,185           --
                                   -----------   ----------            -----------   ----------
        TOTAL SOURCES OF FUNDS...   13,678,724      574,647             12,345,825      515,286
                                                 ----------                          ----------
  Other liabilities..............      312,483                             196,691
  Shareholders' equity...........    1,283,575                           1,119,232
                                   -----------                         -----------
        TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY...  $15,274,782                         $13,661,748
                                   ===========                         ===========
  NET INTEREST INCOME(1).........                $  622,741                          $  553,569
                                                 ==========                          ==========
  INTEREST RATE SPREAD(1)........                              3.71%                               3.69%
                                                               ====                                ====
  NET INTEREST MARGIN(1).........                              4.41%                               4.38%
                                                               ====                                ====
  TAXABLE-EQUIVALENT ADJUSTMENTS
    Loans........................                $    2,268                          $    2,016
    Securities...................                    14,511                              15,556
                                                 ----------                          ----------
        Total....................                $   16,779                          $   17,572
                                                 ==========                          ==========

                                      YEARS ENDED DECEMBER 31,
                                   -------------------------------
                                                1994
                                   -------------------------------
                                                 INTEREST    FTE
                                     AVERAGE     INCOME/    YIELD/
                                     BALANCE     EXPENSE     RATE
                                   -----------   --------   ------

ASSETS
  Interest-bearing deposits at
    financial institutions.......  $    14,183   $    748    5.27%
  Federal funds sold and
    securities purchased under
    agreements to resell.........      164,836      6,862    4.16
  Trading account assets.........      161,634      9,143    5.66
  Investment securities(1) and
    (2)..........................
    Taxable securities...........    3,598,249    192,171    5.34
    Tax-exempt securities........      541,491     50,203    9.27
                                   -----------   --------
        Total investment
          securities.............    4,139,740    242,374    5.85
  Loans, net of unearned
    income(1), (3), and (4)......    7,648,649    648,810    8.48
                                   -----------   --------
        TOTAL EARNING ASSETS(1),
          (2), (3), AND (4)......   12,129,042    907,937    7.49
                                                 --------
  Cash and due from banks........      453,749
  Premises and equipment.........      251,001
  Allowance for losses on
    loans........................     (153,180)
  Other assets...................      424,567
                                   -----------
        TOTAL ASSETS.............  $13,105,179
                                   ===========
LIABILITIES AND SHAREHOLDERS'
  EQUITY
  Money market accounts..........  $ 1,792,393   $ 46,293    2.58%
  Savings deposits...............    2,025,801     48,187    2.38
  Certificates of deposit of
    $100,000 and over............      766,859     34,020    4.44
  Other time deposits............    4,532,793    189,221    4.17
  Short-term borrowings..........      648,455     28,277    4.36
  Short-term bank notes..........           --         --      --
  Long-term debt
    Federal Home Loan Bank
      advances...................      518,112     27,258    5.26
    Subordinated capital notes...      116,272      8,547    7.35
    Medium-term bank notes.......           --         --      --
    Trust Preferred Securities...           --         --      --
    Other........................       36,072      3,122    8.65
                                   -----------   --------
        TOTAL INTEREST-BEARING
          LIABILITIES............   10,436,757    384,925    3.69
  Noninterest-bearing demand
    deposits.....................    1,489,100         --
                                   -----------   --------
        TOTAL SOURCES OF FUNDS...   11,925,857    384,925
                                                 --------
  Other liabilities..............      136,332
  Shareholders' equity...........    1,042,990
                                   -----------
        TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY...  $13,105,179
                                   ===========
  NET INTEREST INCOME(1).........                $523,012
                                                 ========
  INTEREST RATE SPREAD(1)........                            3.80%
                                                             ====
  NET INTEREST MARGIN(1).........                            4.31%
                                                             ====
  TAXABLE-EQUIVALENT ADJUSTMENTS
    Loans........................                $  1,724
    Securities...................                  16,788
                                                 --------
        Total....................                $ 18,512
                                                 ========

---------------

(1) Fully taxable-equivalent yields are calculated assuming a 35% federal income tax rate.
(2) Yields are calculated on historical cost and exclude the impact of the unrealized gain (loss) on available for sale securities.
(3) Includes loan fees, immaterial in amount, in both interest income and the calculation of the yield on loans.
(4) Includes loans on nonaccrual status.

                 TABLE 5.  ANALYSIS OF VOLUME AND RATE CHANGES

                                                              1996 VERSUS 1995                   1995 VERSUS 1994
                                                      --------------------------------   --------------------------------
                                                           INCREASE                           INCREASE
                                                          (DECREASE)                         (DECREASE)
                                                         DUE TO CHANGE                      DUE TO CHANGE
                                                            IN:(1)                             IN:(1)
                                                      -------------------     TOTAL      -------------------     TOTAL
                                                      AVERAGE    AVERAGE     INCREASE    AVERAGE    AVERAGE     INCREASE
                                                       VOLUME      RATE     (DECREASE)    VOLUME      RATE     (DECREASE)
                                                      --------   --------   ----------   --------   --------   ----------
                                                                            (DOLLARS IN THOUSANDS)
INTEREST INCOME
  Interest-bearing deposits at financial
    institutions....................................  $ (1,588)  $     24    $ (1,564)   $    801   $    565    $  1,366
  Federal funds sold and securities purchased under
    agreements to resell............................    (3,027)      (875)     (3,902)      6,804      3,375      10,179
  Trading account assets............................    (1,412)      (423)     (1,835)        579      3,456       4,035
  Investment securities -- FTE......................    37,426      2,860      40,286     (54,925)    36,157     (18,768)
  Loans, net of unearned income -- FTE..............    93,649      1,899      95,548     109,521     54,585     164,106
                                                      --------   --------    --------    --------   --------    --------
        TOTAL INTEREST INCOME.......................   125,048      3,485     128,533      62,780     98,138     160,918
                                                      --------   --------    --------    --------   --------    --------
INTEREST EXPENSE
  Money market accounts.............................     3,243     11,659      14,902      (3,156)     1,403      (1,753)
  Savings deposits..................................     2,507     (2,853)       (346)     (2,418)     6,073       3,655
  Certificates of deposit of $100,000 and over......     6,850      8,714      15,564       4,285      4,092       8,377
  Other time deposits...............................    12,746    (15,666)     (2,920)     15,309     79,355      94,664
  Short-term borrowings.............................    22,852     (1,599)     21,253      (3,295)     8,504       5,209
  Long-term debt....................................    15,840     (4,932)     10,908      14,499      5,710      20,209
                                                      --------   --------    --------    --------   --------    --------
        TOTAL INTEREST EXPENSE......................    64,038     (4,677)     59,361      25,224    105,137     130,361
                                                      --------   --------    --------    --------   --------    --------
CHANGE IN NET INTEREST INCOME.......................  $ 61,010   $  8,162    $ 69,172    $ 37,556   $ (6,999)   $ 30,557
                                                      ========   ========    ========    ========   ========    ========
PERCENTAGE INCREASE IN NET INTEREST INCOME OVER
  PRIOR PERIOD......................................                            12.50%                              5.84%
                                                                             ========                           ========

---------------

FTE -- Fully taxable-equivalent
(1) The change due to both rate and volume has been allocated to change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.

                         TABLE 6.  AVERAGE DEPOSITS(1)

                                                                              YEARS ENDED DECEMBER 31,
                                                          -----------------------------------------------------------------
                                                             1996          1995          1994          1993         1992
                                                          -----------   -----------   -----------   ----------   ----------
                                                                               (DOLLARS IN THOUSANDS)
Noninterest-bearing demand..............................  $ 1,632,648   $ 1,519,185   $ 1,489,100   $1,308,248   $1,017,927
Money market(2).........................................    1,788,280     1,672,738     1,792,393    2,062,019    1,742,919
Savings(3)..............................................    2,023,298     1,927,638     2,025,801    1,434,777      980,514
Other time(4)...........................................    5,102,089     4,877,532     4,532,793    4,130,540    3,671,600
                                                          -----------   -----------   -----------   ----------   ----------
        TOTAL AVERAGE CORE DEPOSITS.....................   10,546,315     9,997,093     9,840,087    8,935,584    7,412,960
Certificates of deposit of $100,000 and over............      986,100       858,136       766,859      802,429      721,486
                                                          -----------   -----------   -----------   ----------   ----------
        TOTAL AVERAGE DEPOSITS..........................  $11,532,415   $10,855,229   $10,606,946   $9,738,013   $8,134,446
                                                          ===========   ===========   ===========   ==========   ==========

---------------

(1) Table 4 presents the average rate paid on the above deposit categories for each of the three years ended December 31, 1996.
(2) Includes money market savings accounts and super NOW accounts.
(3) Includes regular savings accounts, NOW accounts, and premium savings accounts.
(4) Includes certificates of deposit of less than $100,000, investment savings deposits, IRAs, and Club accounts.

                  TABLE 7.  COMPOSITION OF THE LOAN PORTFOLIO

                                                                         DECEMBER 31,
                                                ---------------------------------------------------------------
                                                   1996          1995         1994         1993         1992
                                                -----------   ----------   ----------   ----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
Commercial, financial, and agricultural.......  $ 1,537,535   $1,573,790   $1,599,374   $1,379,430   $1,192,655
Real estate -- construction...................      446,946      403,492      351,711      249,314      183,806
Real estate -- mortgage
  Secured by 1-4 family residential...........    3,218,651    2,976,180    2,999,835    2,328,313    1,961,634
  FHA/VA government-insured/guaranteed........    1,477,459      916,681      639,216      346,622      184,556
  Other mortgage..............................    1,530,110    1,283,937    1,244,773    1,084,884      820,103
Home equity...................................      228,511      210,834      192,052      169,731      172,894
Consumer
  Credit cards and related plans..............      627,406      426,241      296,158      131,478      106,005
  Other consumer..............................    1,324,252    1,207,666    1,100,695      923,589      744,285
Direct lease financing........................       73,306       74,551       50,479       34,717       26,097
                                                -----------   ----------   ----------   ----------   ----------
         TOTAL LOANS..........................   10,464,176    9,073,372    8,474,293    6,648,078    5,392,035
Less: Unearned income.........................       30,106       32,313       37,643       32,194       27,658
                                                -----------   ----------   ----------   ----------   ----------
         TOTAL LOANS, NET OF UNEARNED
           INCOME.............................  $10,434,070   $9,041,059   $8,436,650   $6,615,884   $5,364,377
                                                ===========   ==========   ==========   ==========   ==========

 TABLE 8.  ALLOCATION OF THE ALLOWANCE FOR LOSSES ON LOANS BY CATEGORY OF LOANS
       AND THE PERCENTAGE OF LOANS BY CATEGORY TO TOTAL LOANS OUTSTANDING

                                                                 DECEMBER 31,
                       -------------------------------------------------------------------------------------------------
                                1996                     1995                     1994                     1993
                       ----------------------   ----------------------   ----------------------   ----------------------
                                  PERCENTAGE               PERCENTAGE               PERCENTAGE               PERCENTAGE
                                  OF LOANS TO              OF LOANS TO              OF LOANS TO              OF LOANS TO
                        AMOUNT    TOTAL LOANS    AMOUNT    TOTAL LOANS    AMOUNT    TOTAL LOANS    AMOUNT    TOTAL LOANS
                       --------   -----------   --------   -----------   --------   -----------   --------   -----------
                                                            (DOLLARS IN THOUSANDS)
Commercial,
  financial, and
  agricultural.......  $ 30,741        17%      $ 40,105        19%      $ 47,811        20%      $ 58,434        22%
Real estate --
  construction.......     7,090         5          8,626         5          7,188         5          4,531         4
Real estate --
  mortgage...........    69,647        53         54,412        52         58,409        54         53,040        54
Consumer.............    58,387        24         52,054        23         40,195        20         25,469        19
Direct lease
  financing..........       988         1          1,191         1            528         1            525         1
                       --------       ---       --------       ---       --------       ---       --------       ---
        Total........  $166,853       100%      $156,388       100%      $154,131       100%      $141,999       100%
                       ========       ===       ========       ===       ========       ===       ========       ===

                            DECEMBER 31,
                       ----------------------
                                1992
                       ----------------------
                                  PERCENTAGE
                                  OF LOANS TO
                        AMOUNT    TOTAL LOANS
                       --------   -----------

Commercial,
  financial, and
  agricultural.......  $ 47,484        23%
Real estate --
  construction.......     2,795         3
Real estate --
  mortgage...........    43,247        53
Consumer.............    20,274        20
Direct lease
  financing..........       330         1
                       --------       ---
        Total........  $114,130       100%
                       ========       ===

---------------
Note: The allocation of the allowance is presented based in part on evaluations of specific loans, past history, and economic conditions within specific industries or geographic areas. Since all of these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses. No portion of the allowance for losses on loans has been allocated to FHA/VA government-insured/guaranteed loans since they represent minimal credit risk. FHA/VA government-insured/guaranteed loans have been excluded from total loans for the above calculations. See the "Loans" discussion for additional details regarding these loans.

        TABLE 9.  NONACCRUAL, RESTRUCTURED, AND PAST DUE LOANS AND FORECLOSED
                                      PROPERTIES

                                                                            DECEMBER 31,
                                                         ---------------------------------------------------
                                                           1996       1995       1994       1993      1992
                                                         --------   --------   --------   --------   -------
                                                                       (DOLLARS IN THOUSANDS)
Nonaccrual loans.......................................  $ 63,346   $ 43,299   $ 28,615   $ 28,038   $53,302
Restructured loans.....................................     2,546      2,135      6,082     12,986     6,936
                                                         --------   --------   --------   --------   -------
         TOTAL NONPERFORMING LOANS.....................    65,892     45,434     34,697     41,024    60,238
                                                         --------   --------   --------   --------   -------
Foreclosed properties
  Other real estate, net...............................    15,531      8,057      9,737     18,414    34,619
  Other foreclosed properties..........................       989      1,138        669        883       551
                                                         --------   --------   --------   --------   -------
         TOTAL FORECLOSED PROPERTIES...................    16,520      9,195     10,406     19,297    35,170
                                                         --------   --------   --------   --------   -------
         TOTAL NONPERFORMING ASSETS....................  $ 82,412   $ 54,629   $ 45,103   $ 60,321   $95,408
                                                         ========   ========   ========   ========   =======
Loans 90 days or more past due and not on nonaccrual
  status
  FHA/VA government-insured/guaranteed loans...........  $709,424   $534,633   $252,575   $105,682   $59,275
  All other loans......................................    22,707     18,609      7,344     11,663    17,107
                                                         --------   --------   --------   --------   -------
         TOTAL LOANS 90 DAYS OR MORE PAST DUE..........  $732,131   $553,242   $259,919   $117,345   $76,382
                                                         ========   ========   ========   ========   =======

                    TABLE 10.  ALLOWANCE FOR LOSSES ON LOANS

                                                              YEARS ENDED DECEMBER 31,
                                           ---------------------------------------------------------------
                                              1996          1995         1994         1993         1992
                                           -----------   ----------   ----------   ----------   ----------
                                                               (DOLLARS IN THOUSANDS)
BALANCE AT BEGINNING OF PERIOD...........  $   156,388   $  154,131   $  141,999   $  114,130   $   84,312
LOANS CHARGED OFF
  Commercial, financial, and
    agricultural.........................       10,808        8,234        5,822       12,427       23,523
  Real estate -- construction............          367          318          312          105          411
  Real estate -- mortgage................        4,863        5,732        4,216        3,772        5,940
  Consumer...............................       20,346       13,213        8,690        9,511       10,168
  Credit cards and related plans.........       27,657       13,422        2,676        2,649        2,867
  Direct lease financing.................           48           52            6           52          399
                                           -----------   ----------   ----------   ----------   ----------
         Total charge-offs...............       64,089       40,971       21,722       28,516       43,308
                                           -----------   ----------   ----------   ----------   ----------
RECOVERIES ON LOANS PREVIOUSLY CHARGEDOFF
  Commercial, financial, and
  agricultural...........................        3,247        5,138        6,692        5,750       10,801
  Real estate -- construction............           16          429          468           59          161
  Real estate -- mortgage................        2,190        2,143        2,845          926          562
  Consumer...............................        4,940        4,475        4,010        4,557        4,553
  Credit cards and related plans.........        1,912          848          793          810          869
  Direct lease financing.................            4           52          133           54          135
                                           -----------   ----------   ----------   ----------   ----------
         Total recoveries................       12,309       13,085       14,941       12,156       17,081
                                           -----------   ----------   ----------   ----------   ----------
Net charge-offs..........................       51,780       27,886        6,781       16,360       26,227
Provision charged to expense.............       57,395       27,381        9,661       22,660       37,367
Allowance related to the sale of certain
  loans..................................       (1,628)          --           --           --           --
Increase due to acquisitions.............        6,478        2,762        9,252       21,569       18,678
                                           -----------   ----------   ----------   ----------   ----------
BALANCE AT END OF PERIOD.................  $   166,853   $  156,388   $  154,131   $  141,999   $  114,130
                                           ===========   ==========   ==========   ==========   ==========
Total loans, net of unearned income, at
  end of period..........................  $10,434,070   $9,041,059   $8,436,650   $6,615,884   $5,364,377
Less: FHA/VA government-
  insured/guaranteed loans...............    1,477,459      916,681      639,216      346,622      184,556
                                           -----------   ----------   ----------   ----------   ----------
  LOANS USED TO CALCULATE RATIOS.........  $ 8,956,611   $8,124,378   $7,797,434   $6,269,262   $5,179,821
                                           ===========   ==========   ==========   ==========   ==========
Average total loans, net of unearned
  income, during period..................  $ 9,894,427   $8,874,417   $7,648,649   $6,375,900   $5,217,025
Less: Average FHA/VA government-
  insured/guaranteed loans...............    1,197,070      777,949      492,919      265,589      145,243
                                           -----------   ----------   ----------   ----------   ----------
  AVERAGE LOANS USED TO CALCULATE
    RATIOS...............................  $ 8,697,357   $8,096,468   $7,155,730   $6,110,311   $5,071,782
                                           ===========   ==========   ==========   ==========   ==========

CREDIT QUALITY RATIOS(1)
  Allowance at end of period to loans,
    net of unearned income...............         1.86%        1.92%        1.98%        2.27%        2.20%
  Allowance at end of period to average
    loans, net of unearned income........         1.92         1.93         2.15         2.32         2.25
  Allowance for losses on loans as a
    percentage of nonperforming loans....          253          344          444          346          189
  Net charge-offs to average loans, net
    of unearned income...................          .60          .34          .09          .27          .52
  Nonperforming loans as a percentage of
    loans................................          .74          .56          .44          .65         1.16
  Nonperforming assets as a percentage of
    loans plus foreclosed properties.....          .92          .67          .58          .96         1.83
  Loans 90 days or more past due and not
    on nonaccrual status as a percentage
    of loans.............................          .25          .23          .09          .19          .33

---------------

(1) Ratio calculations exclude FHA/VA government-insured/guaranteed loans since they represent minimal credit risk to the Corporation. See the "Loans" discussion for additional information regarding the FHA/VA government-insured/guaranteed loans and Table 9 for the detail of nonperforming assets.

           TABLE 11.  RATE SENSITIVITY ANALYSIS AT DECEMBER 31, 1996

                                                       INTEREST-SENSITIVE WITHIN (1) AND (7)
                              ----------------------------------------------------------------------------------------
                               0-30     31-90    91-180   181-365    1-2      2-5      OVER     NONINTEREST-
                               DAYS     DAYS      DAYS     DAYS     YEARS    YEARS    5 YEARS     BEARING       TOTAL
                              ------   -------   ------   -------   ------   ------   -------   ------------   -------
                                                               (DOLLARS IN MILLIONS)
ASSETS
  Loans and leases (2), (3),
    and (4).................  $2,439   $   639   $  729   $1,342    $1,025   $2,881    $1,343     $    66      $10,464
  Investment securities (5)
    and (6).................     380       251      384      487       419      450       585          --        2,956
  Other earning assets......     293       151        2       --        --       --        --          --          446
  Other assets..............      --        --       --       --        --       --        --       1,357        1,357
                              ------   -------   ------   ------    ------   ------    ------     -------      -------
         TOTAL ASSETS.......  $3,112   $ 1,041   $1,115   $1,829    $1,444   $3,331    $1,928     $ 1,423      $15,223
                              ======   =======   ======   ======    ======   ======    ======     =======      =======
SOURCES OF FUNDS
  Money market deposits (7)
    and (8).................  $   --   $   554   $   --   $  554    $   --   $  739    $   --     $    --      $ 1,847
  Other savings and time
    deposits................     837     1,517      978    1,057       674    1,808        30          --        6,901
  Certificates of deposit of
    $100,000 and over.......     222       202      199      205       131       51         1          --        1,011
  Short-term borrowings.....     447        --        2       --        --       --        --          --          449
  Short and medium-term bank
    notes...................     100       100       65       --        30      105        --          --          400
  Federal Home Loan Bank
    advances................     137       555        2        4        10       37       145          --          890
  Other long-term debt......      --         1        1        1         3        3       375          --          384
  Noninterest-bearing
    deposits................      --        --       --       --        --       --        --       1,731        1,731
  Other liabilities.........      --        --       --       --        --       --        --         257          257
  Shareholders' equity......      --        --       --       --        --       --        --       1,353        1,353
                              ------   -------   ------   ------    ------   ------    ------     -------      -------
         TOTAL SOURCES OF
           FUNDS............  $1,743   $ 2,929   $1,247   $1,821    $  848   $2,743    $  551     $ 3,341      $15,223
                              ======   =======   ======   ======    ======   ======    ======     =======      =======
INTEREST-RATE SENSITIVITY
  GAP.......................  $1,369   $(1,888)  $ (132)  $    8    $  596   $  588    $1,377     $(1,918)
CUMULATIVE INTEREST RATE
  SENSITIVITY GAP...........   1,369      (519)    (651)    (643)      (47)     541     1,918          --
CUMULATIVE GAP AS A
  PERCENTAGE OF TOTAL
  ASSETS(8).................       9%       (3)%     (4)%     (4)%      --%       4%       13%         --%

---------------

MANAGEMENT HAS MADE THE FOLLOWING ASSUMPTIONS IN THE ABOVE ANALYSIS:
(1) Assets and liabilities are generally scheduled according to their earliest repricing dates regardless of their contractual maturities.
(2) Nonaccrual loans are included in the noninterest-bearing category.
(3) Fixed-rate mortgage loan maturities are estimated based on the currently prevailing principal-prepayment patterns of comparable mortgage-backed securities.
(4) Delinquent FHA/VA loans are scheduled based on foreclosure and repayment patterns.
(5) The scheduled maturities of mortgage-backed securities and CMOs assume principal prepayment of these securities on dates estimated by management, relying primarily upon current and consensus interest-rate forecasts in conjunction with the latest three-month historical prepayment schedules.
(6) Securities are scheduled according to their call dates when valued at a premium to par.
(7) Money market deposits and savings deposits that have no contractual maturities are scheduled according to management's best estimate of their repricing in response to changes in market rates. The impact of changes in market rates would vary by product type and market.
(8) If all money market, NOW, and savings deposits had been included in the 0-30 Days category above, the cumulative gap as a percentage of total assets would have been negative (16%), (21%), (22%), (18%), (14%), and positive 4% and 13%, respectively, for the 0-30 Days, 31-90 Days, 91-180 Days, 181-365 Days, 1-2 Years, 2-5 Years, and over 5 Years categories at December 31, 1996.

           TABLE 12.  INVESTMENT SECURITIES AND OTHER EARNING ASSETS

                                                                         DECEMBER 31,
                                                             ------------------------------------
                                                                1996         1995         1994
                                                             ----------   ----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
U.S. Government obligations
  U.S. Treasury............................................  $  837,386   $  833,061   $  975,221
  U.S. Government agencies.................................   1,462,670    2,101,717    1,919,302
                                                             ----------   ----------   ----------
          Total U.S. Government obligations................   2,300,056    2,934,778    2,894,523
Obligations of states and political subdivisions...........     505,970      519,134      537,193
Other investment securities................................     150,208      119,142      160,766
                                                             ----------   ----------   ----------
          Total investment securities......................   2,956,234    3,573,054    3,592,482
Interest-bearing deposits at financial institutions........       9,082       14,114       11,132
Federal funds sold and securities purchased under
  agreements to resell.....................................     152,667      446,655       54,178
Trading account assets.....................................     225,336      121,927      155,951
Loans held for resale......................................      58,622       87,889       33,812
                                                             ----------   ----------   ----------
          Total investment securities and other earning
            assets.........................................  $3,401,941   $4,243,639   $3,847,555
                                                             ==========   ==========   ==========

                         TABLE 13.  RISK-BASED CAPITAL

                                                                         DECEMBER 31,
                                                             ------------------------------------
                                                                1996         1995         1994
                                                             ----------   ----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
TIER 1 CAPITAL
  Shareholders' equity.....................................  $1,352,874   $1,213,162   $1,008,594
  Trust Preferred Securities and minority interest in
     consolidated subsidiary...............................     200,026        1,088        1,088
  Less:  Goodwill..........................................     (46,129)     (46,913)     (46,541)
         Disallowed deferred tax asset.....................      (1,867)      (2,237)      (2,494)
         Unrealized (gain) loss on available for sale
  securities...............................................     (24,592)     (31,068)      29,001
                                                             ----------   ----------   ----------
          TOTAL TIER 1 CAPITAL.............................   1,480,312    1,134,032      989,648
TIER 2 CAPITAL
  Allowance for losses on loans............................     121,623      104,393       97,666
  Qualifying long-term debt................................     174,121      174,166       74,747
                                                             ----------   ----------   ----------
          TOTAL CAPITAL BEFORE DEDUCTIONS..................   1,776,056    1,412,591    1,162,061
  Less investment in unconsolidated subsidiaries...........      (1,743)        (214)         (36)
                                                             ----------   ----------   ----------
          TOTAL CAPITAL....................................  $1,774,313   $1,412,377   $1,162,025
                                                             ==========   ==========   ==========
RISK-WEIGHTED ASSETS.......................................  $9,684,621   $8,467,922   $7,762,084
                                                             ==========   ==========   ==========
RATIOS
  Equity to assets.........................................        8.89%        8.43%        7.51%
  Leverage ratio(1)........................................        9.61         8.08         7.53
  Tier 1 capital to risk-weighted assets(1)................       15.29        13.39        12.75
  Total capital to risk-weighted assets(1).................       18.32        16.68        14.97

---------------

(1) Regulatory minimums for institutions considered "well-capitalized" are 5%, 6%, and 10% for the leverage, Tier 1 capital to risk-weighted assets, and Total capital to risk-weighted assets ratios, respectively. As of December 31, 1996, all of the Corporation's banking subsidiaries were considered "well-capitalized." See Note 12 to the consolidated financial statements for a comparison of the Corporation's capital levels and ratios to the regulatory minimums for "adequately capitalized" and "well capitalized."

                       TABLE 14.  SELECTED QUARTERLY DATA

                                                         1996 QUARTERS ENDED(1)
                                  --------------------------------------------------------------------
                                   MARCH 31       JUNE 30     SEPTEMBER 30   DECEMBER 31      TOTAL
                                  -----------   -----------   ------------   -----------   -----------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income.............  $   147,742   $   151,800   $   151,661    $   154,759   $   605,962
Provision for losses on loans...      (12,949)      (12,720)      (16,070)       (15,656)      (57,395)
Investment securities gains
  (losses)......................           61           (29)         (261)         4,310         4,081
Noninterest income..............       53,696        55,589        57,632         55,333       222,250
Noninterest expense.............     (117,971)     (120,274)     (151,180)      (181,209)     (570,634)
                                  -----------   -----------   -----------    -----------   -----------
Earnings before income taxes....       70,579        74,366        41,782         17,537       204,264
Applicable income taxes.........       23,427        25,742        15,170          6,187        70,526
                                  -----------   -----------   -----------    -----------   -----------
Net earnings....................  $    47,152   $    48,624   $    26,612    $    11,350   $   133,738
                                  ===========   ===========   ===========    ===========   ===========
PER COMMON SHARE DATA
  Net earnings
     Primary....................  $       .70   $       .72   $       .38    $       .15   $      1.95
     Fully diluted..............          .68           .70           .38            .15          1.92
  Dividends.....................          .27           .27           .27            .27          1.08
UPC COMMON STOCK DATA(2)
  High trading price............  $     31.75   $     31.25   $     36.25    $     41.38   $     41.38
  Low trading price.............        29.00         29.63         28.63          34.63         28.63
  Closing price.................        30.25         30.38         35.50          39.00         39.00
  Trading volume (in thousands)
     (3)........................        5,862         5,221         9,506          7,795        28,383
KEY FINANCIAL DATA
  Return on average assets......         1.25%         1.29%          .69%           .29%          .88%
  Return on average common
     equity.....................        15.86         16.01          8.18           3.10         10.61
  Expense ratio.................         1.62          1.59          1.53           1.37          1.58
  Efficiency ratio..............        55.63         55.23         56.11          52.63         55.43
  Equity/assets (period end)....         8.52          8.62          8.58           8.89          8.89
  Average earning assets........  $13,972,060   $14,047,907   $14,239,275    $14,204,554   $14,116,529
  Interest income -- FTE........      295,358       298,323       300,703        303,004     1,197,388
  Yield on average earning
     assets -- FTE..............         8.50%         8.54%         8.40%          8.49%         8.48%
  Average interest-bearing
     liabilities................  $11,828,347   $12,008,611   $12,245,712    $12,098,858   $12,046,076
  Total interest expense........      143,430       142,188       144,699        144,330       574,647
  Rate on average interest-
     bearing liabilities........         4.88%         4.76%         4.70%          4.75%         4.77%
  Net interest income -- FTE....  $   151,928   $   156,135   $   156,004    $   158,674   $   622,741
  Net interest margin -- FTE....         4.37%         4.47%         4.36%          4.44%         4.41%

                                                         1995 QUARTERS ENDED(1)
                                  --------------------------------------------------------------------
                                   MARCH 31       JUNE 30     SEPTEMBER 30   DECEMBER 31      TOTAL
                                  -----------   -----------   ------------   -----------   -----------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income.............  $   129,143   $   132,128   $   136,565    $   138,161   $   535,997
Provision for losses on loans...       (3,428)       (3,672)       (6,662)       (13,619)      (27,381)
Investment securities gains
  (losses)......................          (21)           18          (478)           890           409
Noninterest income..............       46,487        50,403        51,935         54,189       203,014
Noninterest expense.............     (106,268)     (109,816)     (111,422)      (125,129)     (452,635)
                                  -----------   -----------   -----------    -----------   -----------
Earnings before income taxes....       65,913        69,061        69,938         54,492       259,404
Applicable income taxes.........       21,509        23,512        22,470         19,157        86,648
                                  -----------   -----------   -----------    -----------   -----------
Net earnings....................  $    44,404   $    45,549   $    47,468    $    35,335   $   172,756
                                  ===========   ===========   ===========    ===========   ===========
PER COMMON SHARE DATA
  Net earnings
     Primary....................  $       .71   $       .72   $       .74    $       .55   $      2.72
     Fully diluted..............          .69           .70           .72            .53          2.64
  Dividends.....................          .23           .25           .25            .25           .98
UPC COMMON STOCK DATA(2)
  High trading price............  $     24.50   $     28.13   $     30.75    $     32.25   $     32.25
  Low trading price.............        20.88         23.13         26.13          29.63         20.88
  Closing price.................        23.13         26.75         29.63          31.88         31.88
  Trading volume (in thousands)
     (3)........................        3,731         2,877         6,153          4,082        16,843
KEY FINANCIAL DATA
  Return on average assets......         1.35%         1.36%         1.37%          1.00%         1.26%
  Return on average common
     equity.....................        18.05         17.90         17.59          12.50         16.16
  Expense ratio.................         1.82          1.77          1.71           1.66          1.74
  Efficiency ratio..............        59.02         58.78         57.79          57.44         58.24
  Equity/assets (period end)....         8.06          8.21          8.59           8.43          8.43
  Average earning assets........  $12,384,047   $12,465,001   $12,711,118    $13,017,162   $12,646,251
  Interest income -- FTE........      251,260       263,863       274,208        279,524     1,068,855
  Yield on average earning
     assets -- FTE..............         8.23%         8.49%         8.56%          8.52%         8.45%
  Average interest-bearing
     liabilities................  $10,625,445   $10,623,292   $10,942,627    $11,108,617   $10,826,640
  Total interest expense........      117,682       127,442       133,336        136,826       515,286
  Rate on average interest-
     bearing liabilities........         4.49%         4.81%         4.83%          4.89%         4.76%
  Net interest income -- FTE....  $   133,578   $   136,421   $   140,872    $   142,698   $   553,569
  Net interest margin -- FTE....         4.37%         4.39%         4.40%          4.35%         4.38%

---------------

FTE -- Fully taxable-equivalent basis
(1) Quarterly amounts have been restated for all 1996 acquisitions accounted for using the pooling of interests method of accounting. In addition, quarterly amounts for 1995 have been restated for the 1996 acquisition of Leader (see
    Note 2 to the consolidated financial statements). Certain 1996 quarterly amounts for acquired entities have been restated from originally reported amounts due to certain adjustments to conform to the Corporation's reporting policies.
(2) Union Planters Corporation's Common Stock is listed on the New York Stock Exchange (NYSE) and is traded under the symbol UPC. All share prices represent closing prices as reported by the NYSE. There were approximately 17,500 holders of the Corporation's Common Stock as of December 31, 1996.
(3) Trading volume represents total volume for the period shown as reported by the NYSE.

          TABLE 15.  UNION PLANTERS CORPORATION'S BANKING SUBSIDIARIES

                                                                      DECEMBER 31, 1996(1)
                                                              -------------------------------------
                                                              ASSETS    LOANS    DEPOSITS   EQUITY
                                                              -------   ------   --------   -------
                                                                      (DOLLARS IN MILLIONS)
TENNESSEE
Union Planters National Bank (Memphis)......................  $ 6,001   $4,030    $3,125    $433.3
Union Planters Bank of Middle Tennessee, N.A. (Nashville)...    1,077      713       984      71.4
Union Planters Bank of West Tennessee (Humboldt)............      453      275       400      39.6
Union Planters Bank of East Tennessee, N.A. (Knoxville).....      426      311       381      32.2
Union Planters Bank of Jackson, N.A.........................      319      191       295      21.6
Union Planters Bank of the Lakeway Area (Morristown)........      247      168       208      20.4
Union Planters Bank of the Cumberlands (Cookeville).........      242      153       222      18.1
First National Bank of Shelbyville..........................      190      106       165      15.2
Union Planters Bank of the Tennessee Valley (Harriman)......      189      117       171      13.4
The First National Bank of Crossville.......................      183       81       164      12.5
Union Planters Bank of Northwest Tennessee FSB (Paris)......      168      124       147      11.1
Bank of Goodlettsville......................................      167      106       155      10.9
Union Planters Bank of Chattanooga, N.A.....................      130       75       117      12.6
Central State Bank (Lexington)..............................      110       76        99       7.0
First State Bank of Brownsville.............................       89       49        72       5.2
Bank of Commerce (Woodbury).................................       81       56        74       7.0
First Citizens Bank of Hohenwald............................       56       33        47       4.5
Union Planters Bank of North Central Tennessee (Erin).......       52       30        45       5.5
First State Bank of Fayette County (Somerville).............       29       18        26       2.1
                                                              -------   ------    ------    ------
          Total Tennessee...................................  $10,209   $6,712    $6,897    $743.6
                                                              =======   ======    ======    ======
MISSISSIPPI
Union Planters Bank of Central Mississippi (Jackson)........  $   594   $  410    $  516    $ 41.1
Union Planters Bank of Northwest Mississippi (Clarksdale)...      550      299       479      40.6
Union Planters Bank of Mississippi (Grenada)................      538      345       452      43.8
Union Planters Bank of Southern Mississippi (Hattiesburg)...      363      238       299      26.3
Union Planters Bank of Northeast Mississippi (New Albany)...      274      182       234      18.0
                                                              -------   ------    ------    ------
          Total Mississippi.................................  $ 2,319   $1,474    $1,980    $169.8
                                                              =======   ======    ======    ======
MISSOURI
Union Planters Bank of Southeast Missouri (Cape
  Girardeau)................................................  $   520   $  422    $  465    $ 35.1
Union Planters Bank of Southwest Missouri (Springfield).....      203      151       183      18.6
Union Planters Bank of Missouri (Clayton)(2)................      128       99       106      14.1
Citizens First Financial Bank (Dexter)(3)...................       96       56        87       7.3
First Financial Bank of Southeast Missouri (Sikeston)(3)....       96       52        88       6.9
Union Planters Bank of Mid-Missouri (Columbia)..............       89       76        75       5.7
First Financial Bank of St. Louis(2)........................       71       36        64       5.8
First Financial Bank of Mississippi County (East
  Prairie)(3)...............................................       35       19        32       2.7
First Financial Bank of Ste. Genevieve County(3)............       27       21        25       2.2
                                                              -------   ------    ------    ------
          Total Missouri....................................  $ 1,265   $  932    $1,125    $ 98.4
                                                              =======   ======    ======    ======
ARKANSAS
Union Planters Bank of Northeast Arkansas (Jonesboro).......  $   574   $  431    $  508    $ 51.4
Union Planters Bank of Central Arkansas, N.A. (Clinton).....       91       61        80       6.5
                                                              -------   ------    ------    ------
          Total Arkansas....................................  $   665   $  492    $  588    $ 57.9
                                                              =======   ======    ======    ======
LOUISIANA
Union Planters Bank of Louisiana (Baton Rouge)..............  $   579   $  417    $  495    $ 39.3
                                                              =======   ======    ======    ======
ALABAMA
Union Planters Bank of Alabama (Decatur)....................  $   451   $  344    $  419    $ 28.0
                                                              =======   ======    ======    ======
KENTUCKY
Simpson County Bank (Franklin)..............................  $   118   $   80    $  108    $  7.4
                                                              =======   ======    ======    ======

---------------

(1) Individual amounts do not total to consolidated amounts due to intercompany eliminations.
(2) First Financial Bank of St. Louis was merged with Union Planters Bank of Missouri March 1, 1997.
(3) Scheduled to merge with existing Missouri banks in 1997.

                           UNION PLANTERS CORPORATION
                          BANKS AND COMMUNITIES SERVED

                                                         OFFICES
                                                         -------
TENNESSEE
UNION PLANTERS NATIONAL BANK
    Bartlett, Bristol, Collierville, Cordova,
    Germantown, Kingsport, Johnson City, and Memphis....    47
UNION PLANTERS BANK OF MIDDLE TENNESSEE, N.A.
    Antioch, Brentwood, Columbia, Dickson, Donelson,
    Eagleville, Franklin, Gallatin, Goodlettsville,
    Hendersonville, Lebanon, Madison, Mt. Juliet,
    Murfreesboro, Nashville, and Smyrna.................    27
UNION PLANTERS BANK OF WEST TENNESSEE
    Dyersburg, Elbridge, Gibson, Humboldt, Martin,
    Newbern, Obion, Ridgely, Ripley, Rutherford,
    Tiptonville, Trenton, Union City, and Yorkville.....    27
UNION PLANTERS BANK OF EAST TENNESSEE, N.A.
    Alcoa, Clinton, Greenback, Knoxville, Maryville, and
    Oak Ridge...........................................    13
UNION PLANTERS BANK OF JACKSON, N.A.
    Jackson and Milan...................................     9
UNION PLANTERS BANK OF THE LAKEWAY AREA
    Greenville, Jefferson City, Morristown, Newport, and
    Talbott.............................................     9
UNION PLANTERS BANK OF THE CUMBERLANDS
    Alexandria, Algood, Baxter, Byrdstown, Celina,
    Cookeville, Dowelltown, Monterey, and Smithville....    12
FIRST NATIONAL BANK OF SHELBYVILLE
    Fayetteville, Monteagle, Shelbyville, and Tracy
    City................................................     7
UNION PLANTERS BANK OF THE TENNESSEE VALLEY
    Harriman, Kingston, Lenoir City, Oliver Springs,
    Rockwood, Sunbright, and Wartburg...................     7
THE FIRST NATIONAL BANK OF CROSSVILLE
    Crossville and Fairfield Glade......................     5
UNION PLANTERS BANK OF NORTHWEST TENNESSEE FSB
    Camden, Huntingdon, McKenzie, Paris, and Waverly....     6
BANK OF GOODLETTSVILLE
    Goodlettsville, Springfield, and White House........     4
UNION PLANTERS BANK OF CHATTANOOGA, N.A.
    Chattanooga, Cleveland, and East Ridge..............     8
CENTRAL STATE BANK
    Jackson and Lexington...............................     4
THE FIRST STATE BANK
    Brownsville and Stanton.............................     4
BANK OF COMMERCE
    Auburntown and Woodbury.............................     3
FIRST CITIZENS BANK OF HOHENWALD........................     3
UNION PLANTERS BANK OF NORTH CENTRAL TENNESSEE
    Cumberland City and Erin............................     2
FIRST STATE BANK OF FAYETTE COUNTY IN SOMERVILLE........     1
MISSISSIPPI
UNION PLANTERS BANK OF CENTRAL MISSISSIPPI
    Byram, Clinton, Collinsville, Crystal Springs,
    Decatur, Forest, Hazlehurst, Jackson, Meridian,
    Newton, Pearl, Philadelphia, Ridgeland, Terry, and
    Union...............................................    27
UNION PLANTERS BANK OF NORTHWEST MISSISSIPPI
    Batesville, Charleston, Clarksdale, Cleveland, Drew,
    Friars Point, Greenville, Greenwood, Itta Bena,
    Lambert, Leland, Lula, Moorhead, Pope, Shaw, Sledge,
    and Sumner..........................................    29

                                                         OFFICES
                                                         -------
UNION PLANTERS BANK OF MISSISSIPPI
    Ackerman, Calhoun City, Columbus, Derma, Eupora,
    Grenada, Houston, Kosciusko, Louisville, Water
    Valley, West Point, and Winona......................    21
UNION PLANTERS BANK OF SOUTHERN MISSISSIPPI
    Bassfield, Bay St. Louis, Biloxi, Collins,
    Ellisville, Gulfport, Hattiesburg, Laurel, Moss
    Point, Mount Olive, Ocean Springs, Pascagoula,
    Petal, and
    Prentiss............................................    19
UNION PLANTERS BANK OF NORTHEAST MISSISSIPPI, N.A.
    Ashland, Baldwyn, New Albany, Oxford, Ripley, and
    Tupelo..............................................    13
UNION PLANTERS NATIONAL BANK
    Olive Branch and Southaven..........................     6
MISSOURI
UNION PLANTERS BANK OF SOUTHEAST MISSOURI
    Cape Girardeau, Jackson, Marble Hill, Perryville,
    Poplar Bluff, Ste. Genevieve, and Sikeston..........    13
UNION PLANTERS BANK OF SOUTHWEST MISSOURI
    Branson, Ozark, and Springfield.....................    10
UNION PLANTERS BANK OF MISSOURI
    Affton, Clayton, Rock Hill, and St. Louis...........     6
CITIZEN'S FIRST FINANCIAL BANK*
    Advance and Dexter..................................     3
FIRST FINANCIAL BANK OF SOUTHEAST MISSOURI*
    Benton, Matthews, New Madrid, Oran, Scott City, and
    Sikeston............................................     6
UNION PLANTERS BANK OF MID-MISSOURI
    Ashland and Columbia................................     4
FIRST FINANCIAL BANK OF MISSISSIPPI COUNTY*
    Charleston and East Prairie.........................     2
FIRST FINANCIAL BANK OF STE. GENEVIEVE COUNTY*..........     1
ARKANSAS
UNION PLANTERS BANK OF NORTHEAST ARKANSAS
    Bono, Brookland, Hardy, Jonesboro, Mammoth Spring,
    Marmaduke, Newport, Paragould, Rector, Sidney, and
    Weiner..............................................    21
UNION PLANTERS BANK OF CENTRAL ARKANSAS, N.A.
    Bee Branch, Clinton, Fairfield Bay, Leslie,
    Marshall, and Mountain View.........................     6
UNION PLANTERS NATIONAL BANK
    Cotton Plant, Crawfordsville, DeValls Bluff, Earle,
    Forrest City, Joiner, Luxora, Marion, Osceola, and
    West Memphis........................................    15
LOUISIANA
UNION PLANTERS BANK OF LOUISIANA
    Baton Rouge.........................................    16
ALABAMA
UNION PLANTERS BANK OF ALABAMA
    Athens, Decatur, Florence, Hartselle, Huntsville,
    Madison, Moulton, Muscle Shoals, Owens Cross Roads,
    Sheffield, and Tuscumbia............................    17
KENTUCKY
SIMPSON COUNTY BANK
    Adairville and Franklin.............................     5
                                                           ---
TOTAL BRANCH OFFICES....................................   438
                                                           ===

---------------

This listing is as of March 1, 1997. The banks noted with an (*) are scheduled to be merged with existing banks later in 1997.

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

     Management maintains and depends upon internal accounting systems and related internal controls. Internal controls are designed to ensure that transactions are properly authorized and recorded in the Corporation's financial records and to safeguard the Corporation's assets from material loss or misuse. The Corporation utilizes internal monitoring mechanisms and an extensive external audit to monitor compliance with, and assess the effectiveness of the internal controls. Management believes the Corporation's internal controls provide reasonable assurance that the Corporation's assets are safeguarded and that its financial records are reliable.

     The Audit Committee of the Board of Directors meets periodically with representatives of the Corporation's independent accountants, the corporate audit manager, and management to review accounting policies, control procedures, and audit and regulatory examination reports. The independent accountants and corporate audit manager have free access to the Committee, with and without the presence of management, to discuss the results of their audit work and their evaluation of the internal controls and the quality of financial reporting.

     The financial statements have been audited by Price Waterhouse LLP, independent accountants, who were engaged to express an opinion as to the fairness of presentation of such financial statements.

/s/ BENJAMIN RAWLINS, JR.                      /s/ JACK W. PARKER
Benjamin W. Rawlins, Jr.                       Jack W. Parker
Chairman of the Board and                      Executive Vice President and
Chief Executive Officer                        Chief Financial Officer

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Union Planters Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Union Planters Corporation (the Corporation) and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 1 to the consolidated financial statements, the Corporation changed its method of accounting for investment securities in 1994.

/s/PRICE WATERHOUSE LLP
-----------------------
PRICE WATERHOUSE LLP
Memphis, Tennessee
January 16, 1997

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1996          1995
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
ASSETS
  Cash and due from banks...................................  $   594,535   $   459,964
  Interest-bearing deposits at financial institutions.......        9,082        14,114
  Federal funds sold and securities purchased under
     agreements to resell...................................      152,667       446,655
  Trading account assets....................................      225,336       121,927
  Loans held for resale.....................................       58,622        87,889
  Investment securities
     Available for sale (Amortized cost: $2,916,051 and
       $3,336,390, respectively)............................    2,956,234     3,386,785
     Held to maturity (Fair value: $188,433 in 1995)........           --       186,269
  Loans.....................................................   10,464,176     9,073,372
     Less: Unearned income..................................      (30,106)      (32,313)
           Allowance for losses on loans....................     (166,853)     (156,388)
                                                              -----------   -----------
          Net loans.........................................   10,267,217     8,884,671
  Premises and equipment, net...............................      260,971       246,776
  Accrued interest receivable...............................      211,082       172,751
  FHA/VA claims receivable..................................       78,241        46,174
  Mortgage servicing rights.................................       57,206        59,631
  Goodwill and other intangibles............................       56,585        58,535
  Other assets..............................................      294,785       211,081
                                                              -----------   -----------
          TOTAL ASSETS......................................  $15,222,563   $14,383,222
                                                              ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits
     Noninterest-bearing....................................  $ 1,730,721   $ 1,592,490
     Certificates of deposit of $100,000 and over...........    1,011,414       907,879
     Other interest-bearing.................................    8,748,127     8,574,353
                                                              -----------   -----------
          Total deposits....................................   11,490,262    11,074,722
  Short-term borrowings.....................................      449,146       838,283
  Short- and medium-term bank notes.........................      400,000            --
  Federal Home Loan Bank advances...........................      889,985       798,039
  Other long-term debt......................................      383,731       228,538
  Accrued interest, expenses, and taxes.....................      141,455       126,946
  Other liabilities.........................................      115,110       103,532
                                                              -----------   -----------
          TOTAL LIABILITIES.................................   13,869,689    13,170,060
                                                              -----------   -----------
  Commitments and contingent liabilities (Notes 15, 17,
     19)....................................................           --            --
  Shareholders' equity
     Convertible preferred stock (Note 10)..................       83,809        91,810
     Common stock, $5 par value; 100,000,000 shares
      authorized; 64,927,320 issued and outstanding
      (60,535,500 in 1995)..................................      324,637       302,677
     Additional paid-in capital.............................      177,372       123,088
     Retained earnings......................................      752,963       670,605
     Unearned compensation..................................      (10,499)       (6,086)
     Unrealized gain on available for sale securities.......       24,592        31,068
                                                              -----------   -----------
          TOTAL SHAREHOLDERS' EQUITY........................    1,352,874     1,213,162
                                                              -----------   -----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $15,222,563   $14,383,222
                                                              ===========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF EARNINGS

                                                              YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         1996           1995           1994
                                                      -----------    -----------    -----------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                        DATA)
INTEREST INCOME
  Interest and fees on loans........................  $   899,344    $   806,042    $   644,690
  Interest on investment securities
     Taxable........................................      218,748        175,882        192,171
     Tax-exempt.....................................       30,633         32,168         33,415
  Interest on deposits at financial institutions....          550          2,114            748
  Interest on federal funds sold and securities
     purchased under agreements to resell...........       13,139         17,041          6,862
  Interest on trading account assets................       11,343         13,178          9,143
  Interest on loans held for resale.................        6,852          4,858          2,396
                                                      -----------    -----------    -----------
          Total interest income.....................    1,180,609      1,051,283        889,425
                                                      -----------    -----------    -----------
INTEREST EXPENSE
  Interest on deposits..............................      449,864        422,664        317,721
  Interest on short-term borrowings.................       54,739         33,486         28,277
  Interest on long-term debt........................       70,044         59,136         38,927
                                                      -----------    -----------    -----------
          Total interest expense....................      574,647        515,286        384,925
                                                      -----------    -----------    -----------
          NET INTEREST INCOME.......................      605,962        535,997        504,500
PROVISION FOR LOSSES ON LOANS.......................       57,395         27,381          9,661
                                                      -----------    -----------    -----------
          NET INTEREST INCOME AFTER PROVISION FOR
            LOSSES ON LOANS.........................      548,567        508,616        494,839
NONINTEREST INCOME
  Service charges on deposit accounts...............       76,527         75,261         59,564
  Mortgage servicing income.........................       46,098         37,427         31,060
  Bank card income..................................       24,975         20,758         11,386
  Trust service income..............................        9,779          8,010          7,990
  Profits and commissions from trading activities...        5,636         10,441          6,639
  Investment securities gains (losses)..............        4,081            409        (22,515)
  Other income......................................       59,235         51,117         43,470
                                                      -----------    -----------    -----------
          Total noninterest income..................      226,331        203,423        137,594
                                                      -----------    -----------    -----------
NONINTEREST EXPENSE
  Salaries and employee benefits....................      209,604        197,526        201,532
  Net occupancy expense.............................       32,957         30,653         31,638
  Equipment expense.................................       35,175         33,672         32,618
  Other expense.....................................      292,898        190,784        221,048
                                                      -----------    -----------    -----------
          Total noninterest expense.................      570,634        452,635        486,836
                                                      -----------    -----------    -----------
          EARNINGS BEFORE INCOME TAXES..............      204,264        259,404        145,597
Applicable income taxes.............................       70,526         86,648         45,174
                                                      -----------    -----------    -----------
          NET EARNINGS..............................  $   133,738    $   172,756    $   100,423
                                                      ===========    ===========    ===========
          NET EARNINGS APPLICABLE TO COMMON
            SHARES..................................  $   126,794    $   164,144    $    90,525
                                                      ===========    ===========    ===========
EARNINGS PER COMMON SHARE
  Primary...........................................  $      1.95    $      2.72    $      1.52
  Fully diluted.....................................         1.92           2.64           1.52
AVERAGE SHARES OUTSTANDING
  Primary...........................................   64,987,023     60,385,361     59,587,261
  Fully diluted.....................................   69,518,323     64,994,996     59,929,306

The accompanying notes are an integral part of these consolidated financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                         UNREALIZED
                                                                                                         GAIN (LOSS)
                                                                                                             ON
                                                                 ADDITIONAL                               AVAILABLE
                                          PREFERRED    COMMON     PAID-IN     RETAINED      UNEARNED      FOR SALE
                                            STOCK      STOCK      CAPITAL     EARNINGS    COMPENSATION   SECURITIES      TOTAL
                                          ---------   --------   ----------   ---------   ------------   -----------   ----------
                                                                          (DOLLARS IN THOUSANDS)
BALANCE, JANUARY 1, 1994................  $118,348    $276,137    $ 98,520    $451,072      $ (8,766)     $     --     $  935,311
  Net earnings..........................        --          --          --     100,423            --            --        100,423
  Cash dividends
    Common Stock, $.88 per share........        --          --          --     (20,144)           --            --        (20,144)
    Preferred Stock.....................        --          --          --      (8,553)           --            --         (8,553)
    Pooled institutions prior to
      pooling...........................        --          --          --     (12,464)           --            --        (12,464)
  Common stock issued under employee
    benefit plans and dividend
    reinvestment plan, net of stock
    exchanged...........................        --       2,241      10,546      (1,944)        1,340            --         12,183
  Issuance of stock for acquisitions
    (Note 2)............................        --      21,686        (388)     42,952            --            --         64,250
  Stock transactions of pooled
    institutions prior to pooling.......        --      (5,811)    (10,350)         --            --            --        (16,161)
  Redemption of Series C Preferred
    Stock...............................   (17,250)         --          --          --            --            --        (17,250)
  Cumulative effect of adoption of SFAS
    No. 115 on January 1, 1994..........        --          --          --          --            --        12,414         12,414
  Change in unrealized gain (loss) on
    available for sale securities, net
    of taxes............................        --          --          --          --            --       (41,415)       (41,415)
                                          --------    --------    --------    --------      --------      --------     ----------
BALANCE, DECEMBER 31, 1994..............   101,098     294,253      98,328     551,342        (7,426)      (29,001)     1,008,594
  Net earnings..........................        --          --          --     172,756            --            --        172,756
  Cash dividends
    Common Stock, $.98 per share........        --          --          --     (39,925)           --            --        (39,925)
    Preferred Stock.....................        --          --          --      (7,251)           --            --         (7,251)
    Pooled institutions prior to
      pooling...........................        --          --          --      (9,386)           --            --         (9,386)
  Common stock issued under employee
    benefit plans and dividend
    reinvestment plan, net of stock
    exchanged...........................        --       3,487      12,049        (516)        1,340            --         16,360
  Issuance of stock for acquisitions
    (Note 2)............................     9,712       1,740       5,551       3,585            --          (436)        20,152
  Stock transactions of pooled
    institutions prior to pooling.......        --       1,929       3,228          --            --            --          5,157
  Conversion of Series D Preferred
    Stock...............................    (5,200)      1,268       3,932          --            --            --             --
  Redemption of Preferred Stock of
    acquired entity.....................   (13,800)         --          --          --            --            --        (13,800)
  Change in unrealized gain (loss) on
    available for sale securities, net
    of taxes............................        --          --          --          --            --        60,505         60,505
                                          --------    --------    --------    --------      --------      --------     ----------
BALANCE, DECEMBER 31, 1995..............    91,810     302,677     123,088     670,605        (6,086)       31,068      1,213,162
  Net earnings..........................        --          --          --     133,738            --            --        133,738
  Cash dividends
    Common Stock $1.08 per share........        --          --          --     (54,333)           --            --        (54,333)
    Preferred Stock.....................        --          --          --      (6,944)           --            --         (6,944)
    Pooled institutions prior to
      pooling...........................        --          --          --      (6,452)           --            --         (6,452)
  Common stock issued under employee
    benefit plans and dividend
    reinvestment plan, net of stock
    exchanged...........................        --       5,735      32,000      (6,539)       (4,413)           --         26,783
  Issuance of stock for acquisitions
    (Note 2)............................        --      13,626      16,882      22,888            --           419         53,815
  Conversion of Series B Preferred
    Stock...............................    (4,400)      1,699       2,701          --            --            --             --
  Conversion of Series E Preferred
    Stock...............................    (3,601)        900       2,701          --            --            --             --
  Change in unrealized gain on available
    for sale securities, net of taxes...        --          --          --          --            --        (6,895)        (6,895)
                                          --------    --------    --------    --------      --------      --------     ----------
BALANCE, DECEMBER 31, 1996..............  $ 83,809    $324,637    $177,372    $752,963      $(10,499)     $ 24,592     $1,352,874
                                          ========    ========    ========    ========      ========      ========     ==========

The accompanying notes are an integral part of these consolidated financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                    YEARS ENDED DECEMBER 31,
                                                              -------------------------------------
                                                                 1996         1995         1994
                                                              -----------   ---------   -----------
                                                                     (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
  Net earnings..............................................  $   133,738   $ 172,756   $   100,423
  Reconciliation of net earnings to net cash provided by
    operating activities:
    Provision for losses on loans, other real estate, and
      FHA/VA foreclosure claims.............................       83,239      30,992        10,491
    Depreciation and amortization of premises and
      equipment.............................................       28,597      26,268        25,222
    Amortization and write-offs of intangibles..............       43,083      22,126        21,926
    Provision for restructuring charges.....................           --          --        24,264
    Provisions for merger-related expenses..................       36,095      10,182        14,012
    Write-down of available for sale securities.............           --          --         2,800
    Net (accretion) amortization of investment securities...       (8,993)     (2,904)        4,075
    Net realized (gains) losses on sales of investment
      securities............................................       (4,081)      2,391        19,715
    Deferred income tax (benefit) expense...................      (37,573)       (817)        2,892
    (Increase) decrease in assets
      Trading account assets and loans held for resale......      (74,142)    (21,666)      114,865
      Other assets..........................................     (124,681)     17,763       (13,564)
    (Decrease)increase in accrued interest, expenses, taxes,
      and other liabilities.................................      (36,503)     43,032       (12,577)
    Other, net..............................................          575          39        (1,905)
                                                              -----------   ---------   -----------
      Net cash provided by operating activities.............       39,354     300,162       312,639
                                                              -----------   ---------   -----------
INVESTING ACTIVITIES
  Net decrease in short-term investments....................        7,572       5,847        44,517
  Proceeds from sales of available for sale securities......      909,539     561,453       874,529
  Proceeds from maturities, calls, and prepayments of
    available for sale securities...........................    1,949,832     614,374       922,541
  Purchases of available for sale securities................   (1,868,044)   (744,426)     (886,485)
  Proceeds from maturities, calls, and prepayments of held
    to maturity securities..................................      130,290     233,903       377,119
  Purchases of held to maturity securities..................     (112,384)   (107,598)     (726,539)
  Net increase in loans.....................................   (1,139,949)   (964,644)   (1,450,859)
  Net cash received from acquisitions of financial
    institutions............................................       53,579      10,759        72,084
  Purchases of premises and equipment, net..................      (23,178)    (17,231)      (35,267)
                                                              -----------   ---------   -----------
      Net cash used by investing activities.................      (92,743)   (407,563)     (808,360)
                                                              -----------   ---------   -----------
FINANCING ACTIVITIES
  Net (decrease) increase in deposits.......................     (295,260)    113,237       (29,167)
  Net (decrease) increase in short-term borrowings..........     (147,391)     86,394       395,587
  Proceeds from long-term debt, net.........................      688,276     507,736       506,349
  Repayment and defeasance of long-term debt................     (302,848)   (245,928)     (293,293)
  Redemption of preferred stock.............................           --     (13,800)      (17,250)
  Proceeds from issuance of common stock....................       19,000      20,281        10,246
  Purchases of common stock by an acquired institution prior
    to acquisition..........................................           --      (1,176)      (16,329)
  Cash dividends paid.......................................      (67,805)    (56,514)      (41,460)
                                                              -----------   ---------   -----------
      Net cash (used) provided by financing activities......     (106,028)    410,230       514,683
                                                              -----------   ---------   -----------
Net (decrease) increase in cash and cash equivalents........     (159,417)    302,829        18,962
Cash and cash equivalents at the beginning of the period....      906,619     603,790       584,828
                                                              -----------   ---------   -----------
Cash and cash equivalents at the end of the period..........  $   747,202   $ 906,619   $   603,790
                                                              ===========   =========   ===========
SUPPLEMENTAL DISCLOSURES
  Cash paid for
    Interest................................................  $   575,756   $ 489,857   $   373,523
    Taxes...................................................      101,537      63,725        83,186
  Unrealized gain (loss) on available for sale securities...       40,183      50,395       (47,886)

The accompanying notes are an integral part of these consolidated financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

     Union Planters Corporation (the Corporation) is a multi-state bank holding company headquartered in Memphis, Tennessee. The Corporation operates 37 banking subsidiaries in Tennessee, Mississippi, Missouri, Arkansas, Louisiana, Alabama, and Kentucky and has 438 banking offices and 544 ATMs. At December 31, 1996, the Corporation had consolidated total assets of $15.2 billion, making it one of the 50 largest bank holding companies based in the United States and the largest headquartered in Tennessee. Through its subsidiaries, the Corporation provides a diversified range of financial services in the communities in which it operates including consumer, commercial, and corporate lending; retail banking; and other ancillary financial services traditionally furnished by full-service financial institutions. Additional services offered include mortgage origination and servicing; investment management and trust services; the issuance of credit and debit cards; the origination, packaging, and securitization of loans, primarily the government-guaranteed portion of Small Business Administration (SBA) loans; the purchase of delinquent FHA/VA government-insured/guaranteed loans from third parties and from GNMA pools serviced for others; full-service and discount brokerage; and the sale of annuities and bank-eligible insurance products.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES. The accounting and reporting policies of the Corporation and its subsidiaries conform with generally accepted accounting principles and general practices within the financial services industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant estimate relates to the adequacy of the allowance for losses on loans. Actual results could differ from those estimates. The following is a summary of the more significant accounting policies of the Corporation.

BASIS OF PRESENTATION. The consolidated financial statements include the accounts of the Corporation and its subsidiaries after elimination of significant intercompany accounts and transactions. Prior period consolidated financial statements have been restated to include the accounts of significant acquisitions accounted for using the pooling of interests method of accounting. Other acquisitions accounted for as poolings of interests are included from the beginning of the year of acquisition. Business combinations accounted for as purchases are included in the consolidated financial statements from the respective dates of acquisition. Assets and liabilities of financial institutions accounted for as purchases are adjusted to their fair values as of their dates of acquisition. Certain 1994 and 1995 amounts have been reclassified to conform with the 1996 financial reporting presentation.

STATEMENT OF CASH FLOWS. Cash and cash equivalents include cash and due from banks and federal funds sold. Federal funds sold in the amounts of $152.7 million, $446.7 million, and $49.4 million at December 31, 1996, 1995, and 1994, respectively, are included in cash and cash equivalents. Noncash transfers to foreclosed properties from loans for the years ended December 31, 1996, 1995, and 1994 were $10.3 million, $9.4 million, and $8.4 million, respectively. Other noncash transactions are detailed in Notes 2, 4, and 10.

SECURITIES AND TRADING ACCOUNT ASSETS. Effective January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement generally requires equity securities that have readily determinable fair values and all debt securities to be classified and accounted for in one of three categories: trading, available for sale, or held to maturity.

     Debt and equity securities that are bought and principally held for the purpose of selling them in the near term are classified as trading securities. For the Corporation, these consist primarily of the government-guaranteed portion of SBA loans and SBA participation certificates. Gains and losses on sales and fair-value adjustments related to these securities are included in profits and commissions from trading activities.

     Debt and equity securities which the Corporation has not classified as held to maturity or trading are classified as available for sale securities and, as such, are reported at fair value, with unrealized gains and losses, net of deferred taxes, reported as a component of shareholders' equity. Gains or losses from sales of available for sale securities are computed using the specific identification method and are included in investment securities gains (losses).

     Debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as held to maturity securities and carried at cost, adjusted for the amortization of premium and accretion of discount using the level-yield method. Generally, the held to maturity portfolios of acquired entities are reclassified to the available for sale portfolio upon acquisition. At December 31, 1996, the Corporation had no securities classified as held to maturity.

LOANS HELD FOR RESALE. Loans held for resale include mortgage and other loans and are carried at the lower of cost or fair value on an aggregate basis.

LOANS. Loans are carried at the principal amount outstanding. Interest income on loans is recognized using constant yield methods except for unearned income which is recorded as income using a method which approximates the interest method. Loan origination fees and direct loan origination costs are deferred and recognized over the life of the related loans as adjustments to interest income.

NONPERFORMING LOANS. Nonperforming loans consist of nonaccrual loans and restructured loans. Loans, other than installment loans, are generally placed on nonaccrual status and interest is not recorded if, in management's opinion, payment in full of principal or interest is not expected or when payment of principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. FHA/VA government-insured/guaranteed loans which are 90 days or more past due are not placed on nonaccrual status since they are government-guaranteed. Upon the occurrence of an adverse change in the account status (e.g., filing of bankruptcy, repossession of collateral, foreclosure, or death of the borrower), installment loans (including accrued interest) are written down to the net realizable value of the underlying collateral. Such loans are reviewed periodically for further write-downs until fully liquidated. Income recognized on credit card loans is discontinued upon the occurrence of an adverse change in the financial condition of the borrower. Credit card loans are charged-off immediately upon notification of a customer's bankruptcy or death, while all other credit card loans are charged off if no payment has been received for 150 days.

     On January 1, 1995, the Corporation adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures." As of December 31, 1996 and 1995, the amount of impaired loans and disclosures related thereto were not material.

ALLOWANCE FOR LOSSES ON LOANS. The allowance for losses on loans represents management's best estimate of potential losses inherent in the existing loan portfolio. The allowance for losses on loans is increased by the provision for losses on loans charged to expense and reduced by loans charged off, net of recoveries. The provision for losses on loans is determined based on management's assessment of several factors: current and anticipated economic conditions and the related impact on specific borrowers and industry groups, historical loan loss experience, the level of classified and nonperforming loans, reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, and the results of regulatory examinations.

PREMISES AND EQUIPMENT. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is computed using the straight-line method and is charged to operating expense over the estimated useful lives of the assets. Depreciation expense has been computed principally using estimated lives of five to forty years for premises and three to ten years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the initial term of the respective lease or the estimated useful life of the improvement. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred.

GOODWILL AND OTHER INTANGIBLES. The unamortized costs in excess of the fair value of acquired net tangible assets are included in goodwill and other intangibles. Identifiable intangibles, except for premiums on purchased deposits which are amortized on a straight-line method over 10 years, are amortized over the estimated periods benefited. The remaining costs (goodwill) are generally amortized on a straight-line basis over 15 years. For acquisitions where the fair value of net assets acquired exceeds the purchase price, the resulting negative goodwill is allocated proportionally to noncurrent, nonmonetary assets.

IMPAIRMENT OF LONG-LIVED ASSETS. Effective January 1, 1996, the Corporation adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations and certain related identifiable intangibles when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Additionally, long-lived assets and certain related identifiable intangibles to be disposed of are required to be reported at the lower of carrying amount or fair value, less selling costs. The adoption of this statement did not have a material impact on the Corporation, since existing policies for determining impairment of long-lived assets were similar to the new standard.

MORTGAGE SERVICING RIGHTS. Effective July 1, 1995, the Corporation adopted prospectively the provisions of SFAS No. 122, "Accounting for Mortgage Servicing Rights, an Amendment to FASB Statement No. 65." This statement requires entities to recognize as a separate asset, the right to service mortgage loans for others, regardless of whether originated in-house or purchased from others. SFAS No. 122 also requires that capitalized mortgage servicing rights be assessed for impairment based on the fair value of those rights. The Corporation's policy for evaluating mortgage servicing rights for impairment is to stratify the mortgage servicing rights by age of the loan and term to maturity, rate of interest, and loan type. Fair value is determined based on discounted cash flows using incremental direct and indirect costs and forecasted consensus prepayment rates. Prior period amounts are recorded using the previous practice of capitalizing only the servicing purchased from others. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income based on the historical and projected prepayments of the underlying loans. The adoption of SFAS No. 122 did not have a material effect on the Corporation's earnings, liquidity, or capital resources.

OTHER REAL ESTATE. Properties acquired through foreclosure and unused bank premises are stated at the lower of the recorded amount of the loan or the property's estimated net realizable value, reduced by estimated selling costs. Write-downs of the assets at, or prior to, the date of foreclosure are charged to the allowance for losses on loans. Subsequent write-downs, income and expense incurred in connection with holding such assets, and gains and losses realized from the sales of such assets are included in noninterest income and expense.

STOCK COMPENSATION. The Corporation has elected not to adopt the recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" which requires a fair-value based method of accounting for stock options and similar equity awards. The Corporation elected to continue applying Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion 25) and related interpretations in accounting for its stock compensation plans and, accordingly, does not recognize compensation cost, except for stock grants. See Note 15 for a summary of the pro forma effect if the accounting provisions of SFAS No. 123 had been elected.

INCOME TAXES. The Corporation files a consolidated Federal income tax return which includes all of its subsidiaries except for credit life insurance companies and certain pass-through entities. Income tax expense is allocated among the parent company and its subsidiaries as if each had filed a separate return. The provision for income taxes is based on income reported for consolidated financial statement purposes and includes deferred taxes resulting from the recognition of certain revenues and expenses in different periods for tax-reporting purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be realized or settled. Recognition of certain deferred tax assets is based upon management's belief that, based upon historical earnings and anticipated future earnings, normal operations will continue to generate sufficient future taxable income to realize these benefits. A valuation allowance is established for deferred tax assets when, in the opinion of management, it is "more likely than not" that the asset will not be realized.

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

NOTE 2.  ACQUISITIONS

CONSUMMATED ACQUISITIONS

  POOLINGS OF INTERESTS

     The Corporation consummated the following acquisitions which were accounted for using the pooling of interests method of accounting. Financial information for all periods has been restated for the Leader, Capital, Grenada, and BNF acquisitions. Prior period amounts have not been restated for the remaining acquisitions which were not considered, in the aggregate, material to the consolidated financial statements.

                                                                COMMON
                                                     DATE       SHARES
                                                   ACQUIRED     ISSUED     TOTAL ASSETS   TOTAL EQUITY
                                                   --------   ----------   ------------   ------------
                                                                              (DOLLARS IN MILLIONS)
1996 ACQUISITIONS
Leader Financial Corporation (Leader)............   10/1/96   15,285,575     $3,410.9        $256.1
Other acquisitions (four acquisitions)...........   Various    2,779,655        683.1          53.9
                                                              ----------     --------        ------
          Total..................................             18,065,230     $4,094.0        $310.0
                                                              ==========     ========        ======
1995 ACQUISITIONS
Capital Bancorporation, Inc. (Capital)...........  12/31/95    4,087,124     $1,105.1        $ 74.8
Planters Bank and Trust Company..................    9/1/95      348,029         59.0           6.6
                                                              ----------     --------        ------
          Total..................................              4,435,153     $1,164.1        $ 81.4
                                                              ==========     ========        ======
1994 ACQUISITIONS
Grenada Sunburst System Corporation (Grenada)....  12/31/94   13,776,357     $2,518.0        $173.7
BNF Bancorp, Inc. (BNF)..........................    9/1/94    2,000,329        276.4          29.6
Other acquisitions (seven acquisitions)..........   Various    4,337,167        782.2          64.2
                                                              ----------     --------        ------
          Total..................................             20,113,853     $3,576.6        $267.5
                                                              ==========     ========        ======

     The following table summarizes the impact of the Leader acquisition on the Corporation's net interest income, noninterest income, and net earnings.

                                                              NET INTEREST   NONINTEREST     NET
                                                                 INCOME        INCOME      EARNINGS
                                                              ------------   -----------   --------
                                                                     (DOLLARS IN THOUSANDS)
1995
  Union Planters............................................    $447,431      $157,652     $135,402
  Leader....................................................      88,566        45,771       37,354
                                                                --------      --------     --------
          Union Planters pooled.............................    $535,997      $203,423     $172,756
                                                                ========      ========     ========
1994
  Union Planters............................................    $423,114      $100,805     $ 65,861
  Leader....................................................      81,386        36,789       34,562
                                                                --------      --------     --------
          Union Planters pooled.............................    $504,500      $137,594     $100,423
                                                                ========      ========     ========

PURCHASE ACQUISITIONS

     The Corporation acquired seven institutions in the three years ended December 31, 1996 that were accounted for under the purchase method of accounting. Total assets of the institutions at their respective dates of acquisition were $433 million. Consideration of $54.4 million paid for the institutions included cash totaling $40.9 million and $13.5 million (388,497 shares) of the Corporation's Series E preferred stock, resulting in total intangibles of $23.5 million. Because these purchase acquisitions are not material to the consolidated results of the Corporation, pro forma information has been omitted. After December 31, 1996, the Corporation completed the acquisition of a third-party marketer of non-traditional bank products.

PENDING ACQUISITIONS

     The Corporation through its acquisition program has two acquisitions of financial institutions pending which are considered probable of consummation. The Corporation would acquire aggregate total assets of approximately $150 million in those acquisitions. The Corporation's acquisition of Eastern National Bank (ENB) in Miami, Florida, is no longer considered probable of consummation because of disputes between ENB's shareholders and agencies of the Republic of Venezuela and others which are pending in the United States District Court for the Southern District of Florida.

NOTE 3.  RESTRICTIONS ON CASH AND DUE FROM BANKS

     The Corporation's banking subsidiaries are required to maintain noninterest-bearing average reserve balances with the Federal Reserve Bank. Average balances required to be maintained for such purposes during 1996 and 1995 were $70 million and $73 million, respectively.

NOTE 4.  INVESTMENT SECURITIES

     The following is a summary of investment securities:

                                                                    DECEMBER 31, 1996
                                                        ------------------------------------------
                                                                        UNREALIZED
                                                        AMORTIZED    ----------------      FAIR
                                                           COST       GAINS    LOSSES     VALUE
                                                        ----------   -------   ------   ----------
                                                                  (DOLLARS IN THOUSANDS)
AVAILABLE FOR SALE SECURITIES
U.S. Government obligations
  U.S. Treasury.......................................  $  834,054   $ 4,123   $  791   $  837,386
  U.S. Government agencies
     Collateralized mortgage obligations..............     124,908       617      347      125,178
     Mortgage-backed..................................     806,160    21,106      978      826,288
     Other............................................     511,986       965    1,747      511,204
                                                        ----------   -------   ------   ----------
          Total U.S. Government obligations...........   2,277,108    26,811    3,863    2,300,056
Obligations of states and political subdivisions......     487,489    20,746    2,265      505,970
Other stocks and securities...........................     151,454       240    1,486      150,208
                                                        ----------   -------   ------   ----------
          Total available for sale securities.........  $2,916,051   $47,797   $7,614   $2,956,234
                                                        ==========   =======   ======   ==========

                                                                    DECEMBER 31, 1995
                                                        ------------------------------------------
                                                                        UNREALIZED
                                                        AMORTIZED    ----------------      FAIR
                                                           COST       GAINS    LOSSES     VALUE
                                                        ----------   -------   ------   ----------
                                                                  (DOLLARS IN THOUSANDS)
AVAILABLE FOR SALE SECURITIES
U.S. Government obligations
  U.S. Treasury.......................................  $  825,107   $ 8,300   $  346   $  833,061
  U.S. Government agencies
     Collateralized mortgage obligations..............     197,913     1,033      868      198,078
     Mortgage-backed..................................   1,127,296    21,844    2,307    1,146,833
     Other............................................     577,691     2,252      960      578,983
                                                        ----------   -------   ------   ----------
          Total U.S. Government obligations...........   2,728,007    33,429    4,481    2,756,955
Obligations of states and political subdivisions......     498,897    22,848    2,611      519,134
Other stocks and securities...........................     109,486     1,299       89      110,696
                                                        ----------   -------   ------   ----------
          Total available for sale securities.........  $3,336,390   $57,576   $7,181   $3,386,785
                                                        ==========   =======   ======   ==========
HELD TO MATURITY SECURITIES
U.S. Government obligations
  U.S. Government agencies
     Collateralized mortgage obligations..............  $   11,872   $    23   $   53   $   11,842
     Mortgage-backed..................................     134,613     2,323       45      136,891
     Other............................................      31,338        --       --       31,338
                                                        ----------   -------   ------   ----------
          Total U.S. Government obligations...........     177,823     2,346       98      180,071
Other stocks and securities...........................       8,446        31      115        8,362
                                                        ----------   -------   ------   ----------
          Total held to maturity securities...........  $  186,269   $ 2,377   $  213   $  188,433
                                                        ==========   =======   ======   ==========

     The following table presents the gross realized gains and losses on investment securities for the years ended December 31, 1996, 1995, and 1994.

                                                  REALIZED GAINS              REALIZED LOSSES
                                             ------------------------   ----------------------------
                                              1996     1995     1994     1996      1995       1994
                                             ------   ------   ------   -------   -------   --------
                                                             (DOLLARS IN THOUSANDS)
Available for sale securities..............  $8,143   $3,727   $1,159   $(3,969)  $(6,187)  $(20,985)
Held to maturity securities................      --       70      132       (93)       (1)       (21)
                                             ------   ------   ------   -------   -------   --------
          Total............................  $8,143   $3,797   $1,291   $(4,062)  $(6,188)  $(21,006)
                                             ======   ======   ======   =======   =======   ========

     Investment securities having a fair value of approximately $1.1 billion and $1.8 billion at December 31, 1996 and 1995, respectively, were pledged to secure public and trust funds on deposit, securities sold under agreements to repurchase, and Federal Home Loan Bank (FHLB) advances.

     On January 1, 1994, and in connection with the adoption of SFAS No. 115, $1.6 billion of held to maturity securities were transferred to the available for sale securities portfolio. In addition, approximately $446 million, (fair value approximately $436 million), $110 million (fair value approximately $109 million), and $179 million (fair value approximately $181 million) of securities were transferred to the available for sale securities portfolio related to financial institutions acquired in 1994, 1995, and 1996, respectively, in order to achieve and maintain the Corporation's existing interest-rate-risk position and credit-risk policies.

     Effective September 30, 1995, the Corporation transferred approximately $1.0 billion of held to maturity securities to the available for sale securities portfolio. This transfer constituted the Corporation's entire held to maturity securities portfolio. The transfer was made in response to specific conditions which arose during the third quarter of 1995 and led management and the Board of Directors to change its intent to hold these securities to maturity. The changes included a need to provide additional funding sources for current and anticipated loan growth and the need to manage interest-rate risk and liquidity considerations which arose during the quarter in connection with certain acquisitions by the Corporation and the internal reorganizations of its banking subsidiaries.

The transfer had no impact on earnings and the fair-value adjustment related to these securities was $24.7 million, resulting in a net increase in shareholders' equity of $15.1 million, net of taxes. In addition, in the fourth quarter of 1995, Leader transferred approximately $201 million of held to maturity securities to its available for sale securities portfolio. This transfer had no impact on earnings and the fair value adjustment related to these securities was $3.7 million.

     The fair values, contractual maturities, and weighted average yields of investment securities as of December 31, 1996 are as follows:

                                                                MATURING
                              -----------------------------------------------------------------------------
                                 WITHIN ONE        AFTER ONE BUT       AFTER FIVE BUT
                                    YEAR         WITHIN FIVE YEARS    WITHIN TEN YEARS    AFTER TEN YEARS           TOTAL
                              ----------------   ------------------   ----------------   ------------------   ------------------
                               AMOUNT    YIELD    AMOUNT     YIELD     AMOUNT    YIELD     AMOUNT     YIELD     AMOUNT     YIELD
                              --------   -----   ---------   ------   --------   -----   ----------   -----   ----------   -----
                                                    (FULLY TAXABLE-EQUIVALENT BASIS/DOLLARS IN THOUSANDS)
AVAILABLE FOR SALE
  SECURITIES
U.S. Government obligations
  U.S. Treasury.............  $411,946    6.18%   $422,108    5.97%   $     --     --%   $       --     --%   $  834,054   6.07%
  U.S. Government agencies
    Collateralized mortgage
      obligations...........     5,430    5.99      10,757    6.15      12,030   6.39        96,691   6.55       124,908   6.47
    Mortgage-backed.........    11,026    7.43      53,010    6.79      58,803   7.59       683,321   7.69       806,160   7.62
    Other...................   232,999    5.47     160,000    6.02      66,321   6.85        52,666   6.52       511,986   5.93
                              --------            --------            --------           ----------           ----------
        Total U.S.
          Government
          obligations.......   661,401    5.95     645,875    6.05     137,154   7.13       832,678   7.48     2,277,108   6.61
Obligations of states and
  political subdivisions....    51,187   10.88      82,331    9.58     140,344   9.36       213,627   8.99       487,489   9.39
Other stocks and securities
  Federal Reserve Bank and
    Federal Home Loan Bank
    stock...................        --      --          --      --          --     --       113,026   6.70       113,026   6.70
  Bonds, notes, and
    debentures..............     1,348    7.42       2,625    7.33          92   4.75            --     --         4,065   7.30
  Collateralized mortgage
    obligations.............        --      --      11,672    6.44         127   6.47         7,496   7.67        19,295   6.92
  Other.....................        --      --          --      --          --     --        15,068   8.85        15,068   8.85
                              --------            --------            --------           ----------           ----------
        Total other stocks
          and securities....     1,348    7.42      14,297    6.60         219   5.74       135,590   7.00       151,454   6.96
                              --------            --------            --------           ----------           ----------
        Total amortized cost
          of available for
          sale securities...  $713,936    6.31%   $742,503    6.45%   $277,717   8.25%   $1,181,895   7.70%   $2,916,051   7.09%
                              ========            ========            ========           ==========           ==========
        Total fair value....  $717,594            $746,781            $284,667           $1,207,192           $2,956,234
                              ========            ========            ========           ==========           ==========

     The weighted average yields are calculated by dividing the sum of the individual security yield weights (effective yield times book value) by the total book value of the securities. The weighted average yield for obligations of states and political subdivisions is adjusted to a taxable-equivalent yield, using a federal income tax rate of 35%. Expected maturities of securities will differ from contractual maturities because some borrowers have the right to call or prepay obligations without prepayment penalties. The investment securities portfolio is expected to have a principal weighted average life of approximately 4 years.

NOTE 5.  LOANS

     The composition of loans is summarized as follows:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1996          1995
                                                              -----------   ----------
                                                               (DOLLARS IN THOUSANDS)
Commercial, financial, and agricultural.....................  $ 1,537,535   $1,573,790
Real estate -- construction.................................      446,946      403,492
Real estate -- mortgage
  Secured by 1-4 family residential.........................    3,218,651    2,976,180
  FHA/VA government-insured/guaranteed......................    1,477,459      916,681
  Other mortgage............................................    1,530,110    1,283,937
Home equity.................................................      228,511      210,834
Consumer
  Credit cards and related plans............................      627,406      426,241
  Other consumer............................................    1,324,252    1,207,666
Direct lease financing......................................       73,306       74,551
                                                              -----------   ----------
     Total loans............................................  $10,464,176   $9,073,372
                                                              ===========   ==========

     Nonperforming loans are summarized as follows:

                                                                  DECEMBER 31,
                                                              --------------------
                                                               1996         1995
                                                              -------      -------
                                                             (DOLLARS IN THOUSANDS)
Nonaccrual loans............................................  $63,346      $43,299
Restructured loans..........................................    2,546        2,135
                                                              -------      -------
          Total.............................................  $65,892      $45,434
                                                              =======      =======

     The impact on net interest income of the above nonperforming loans was not material in either 1996 or 1995. Also, there were no significant outstanding commitments to lend additional funds at December 31, 1996.

     Certain of the Corporation's bank subsidiaries, principally Union Planters National Bank (UPNB), have granted loans to the Corporation's directors, executive officers, and their affiliates. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risks of collectability. The aggregate dollar amount of these loans was $36.9 million and $41.8 million at December 31, 1996 and 1995, respectively. During 1996, $8.5 million of existing loans were added to related-party loans for individuals elected as directors in 1996; $12.9 million of new loans and advances under credit lines were made to related parties; repayments totaled approximately $24.3 million; and charge-offs of related party loans were $2.0 million.

     Included in related-party loans is a $5.5 million tax-exempt loan made in 1986 to a partnership in which a director, who is also a brother-in-law of an executive officer, is a partner. At the time the loan was made, neither the borrower nor any of its partners, officers, directors, or beneficial owners was affiliated or associated with the Corporation or any of its subsidiaries. The loan was made in the ordinary course of business on substantially the same terms, including interest rate and collateral requirements, as those prevailing at the time for comparable transactions. The loan has performed as required, however, during 1996 because of significant depreciation in the value of the collateral, the loan was written down by $2.0 million and the remaining $3.4 million was placed on nonaccrual status, although the loan is not in default. Management anticipates that the borrowers will perform on all their personal obligations under the terms and conditions of the loan and other arrangements.

NOTE 6.  ALLOWANCE FOR LOSSES ON LOANS

     The changes in the allowance for losses on loans are summarized as follows:

                                                               1996        1995        1994
                                                             --------    --------    --------
                                                                  (DOLLARS IN THOUSANDS)
Balance, January 1.........................................  $156,388    $154,131    $141,999
  Increase due to acquisitions.............................     6,478       2,762       9,252
  Decrease due to the sale of certain loans................    (1,628)         --          --
  Provision for losses on loans............................    57,395      27,381       9,661
  Recoveries of loans previously charged off...............    12,309      13,085      14,941
  Loans charged off........................................   (64,089)    (40,971)    (21,722)
                                                             --------    --------    --------
Balance, December 31.......................................  $166,853    $156,388    $154,131
                                                             ========    ========    ========

NOTE 7.  PREMISES AND EQUIPMENT

     A summary of premises and equipment follows:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
                                                             (DOLLARS IN THOUSANDS)
Land........................................................  $ 55,060    $ 52,057
Buildings and improvements..................................   197,714     187,183
Leasehold improvements......................................    18,540      13,925
Equipment...................................................   166,182     149,945
Construction in progress....................................    16,499       9,011
                                                              --------    --------
                                                               453,995     412,121
Less accumulated depreciation and amortization..............   193,024     165,345
                                                              --------    --------
          Total premises and equipment......................  $260,971    $246,776
                                                              ========    ========

NOTE 8.  INTEREST-BEARING DEPOSITS

     The following table presents the maturities of interest-bearing deposits at December 31, 1996 (Dollars in millions).

1997........................................................           $4,612
1998........................................................              805
1999........................................................              264
2000........................................................              129
2001........................................................               59
2002 and after..............................................               32
                                                                      -------
     Total time deposits....................................            5,901
     Interest-bearing deposits with no stated maturity......            3,858
                                                                      -------
          Total interest-bearing deposits...................           $9,759
                                                                      =======

NOTE 9.  BORROWINGS

SHORT-TERM BORROWINGS

     Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, commercial paper, and other short-term borrowings. Federal funds purchased arise primarily from the Corporation's market activity with its correspondent banks and generally mature in one business day. Securities sold under agreements to repurchase are secured by U.
S. Government and agency securities.

     Short-term borrowings are summarized as follows:

                                                                      DECEMBER 31,
                                                          ------------------------------------
                                                             1996          1995         1994
                                                          ----------    ----------    --------
                                                                 (DOLLARS IN THOUSANDS)
Year-end balances
  Federal funds purchased and securities sold under
     agreements to repurchase...........................  $  438,104    $  838,189    $691,456
  Commercial paper......................................          --            --       2,951
  Other short-term borrowings...........................      11,042            94       5,431
                                                          ----------    ----------    --------
          Total short-term borrowings...................  $  449,146    $  838,283    $699,838
                                                          ==========    ==========    ========
Federal funds purchased and securities sold under
  agreements to repurchase
  Daily average balance.................................  $  889,793    $  574,412    $641,004
  Weighted average interest rate........................        5.41%         5.80%       4.37%
  Maximum outstanding at any month end..................  $1,109,939    $1,083,263    $994,083
  Weighted average interest rate at December 31.........        5.22%         5.57%       5.58%

  SHORT- AND MEDIUM-TERM BANK NOTES

     In 1996, the Corporation's principal subsidiary, UPNB, established a $1-billion short- and medium-term bank note program to supplement UPNB's funding sources. Under the program UPNB may from time-to-time issue bank notes having maturities ranging from 30 days to one year from their respective issue dates (Short-Term Bank Notes) and bank notes having maturities of more than one year to 30 years from their respective dates of issue (Medium-Term Bank Notes). A summary of the bank notes follows.

                                                                   DECEMBER 31, 1996
                                                              ---------------------------
                                                              SHORT-TERM     MEDIUM-TERM
                                                              BANK NOTES      BANK NOTES
                                                              -----------    -----------
                                                                (DOLLARS IN THOUSANDS)
Balances at year end........................................  $   265,000    $    135,000
Average balance for the year................................       88,361          42,637
Weighted average interest rate..............................         5.81%           6.57%
Weighted average interest rate at year end..................         5.69            6.59
Fixed rate notes............................................  $   265,000    $    135,000
Variable rate notes.........................................           --              --
Range of maturities.........................................  1/97 - 5/97    8/98 - 10/01

     The principal maturities of Medium-Term Bank Notes subsequent to December 31, 1996 are $30 million in 1998, $30 million in 1999, $15 million in 2000, and $60 million in 2001.

FEDERAL HOME LOAN BANK (FHLB) ADVANCES

     Certain of the Corporation's banking and thrift subsidiaries had outstanding advances from the FHLB under Blanket Agreements for Advances and Security Agreements (the Agreements). The Agreements enable these subsidiaries to borrow funds from the FHLB to fund mortgage loan programs and to satisfy certain other funding needs. The value of the mortgage-backed securities and mortgage loans pledged under the Agreements must be maintained at not less than 115% and 150%, respectively, of the advances outstanding. At December 31, 1996, the Corporation had an adequate amount of mortgage-backed securities and loans to satisfy the collateral requirements. A summary of the advances is as follows.

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1996           1995
                                                              -----------    -----------
                                                                (DOLLARS IN THOUSANDS)
Balance at year end.........................................  $     889,985  $     798,039
Range of interest rates.....................................   3.25% - 9.00%  3.25% - 9.00%
Range of maturities.........................................   1997 -  2017   1996 -  2025

     The principal maturities of FHLB advances subsequent to December 31, 1996 are $152.6 million in 1997, $44.3 million in 1998, $269.6 million in 1999,
$133.7 million in 2000, $66.3 million in 2001, and $223.5 million after 2001.

OTHER LONG-TERM DEBT

     The Corporation's other long-term debt is summarized as follows:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
                                                             (DOLLARS IN THOUSANDS)
Corporation-Obligated Mandatorily Redeemable Capital
  Pass-through Securities of Subsidiary Trust holding solely a Corporation-Guaranteed Related Subordinated Note (Trust
  Preferred Securities).....................................  $198,938    $     --
6 3/4% Subordinated Notes due 2005..........................    99,477      99,418
6.25% Subordinated Notes due 2003...........................    74,644      74,592
8 1/2% Subordinated Notes due 2002..........................        --      40,245
Other long-term debt........................................    10,672      14,283
                                                              --------    --------
          Total other long-term debt........................  $383,731    $228,538
                                                              ========    ========

     The Corporation-Obligated Mandatorily Redeemable Capital Pass-through Securities of Subsidiary Trust holding solely a Corporation-Guaranteed Related Subordinated Note represents Capital Securities issued by Union Planters Capital Trust A (the UPC Trust). In 1996, the UPC Trust issued $200 million liquidation amount of 8.20% Capital Trust Pass-through Securities(SM) (Trust Preferred Securities) at 99.468% which represented an undivided beneficial interest in the assets of the UPC Trust, a statutory business trust created under the laws of the state of Delaware. The Corporation owns all of the common securities of the UPC Trust representing an undivided beneficial interest in the assets of the UPC Trust. The sole asset of the UPC Trust is $206.2 million (carrying value of $205.1 million at December 31, 1996) of 8.20% Junior Subordinated Deferrable Interest Debentures of the Corporation issued at 99.468%, which will mature on December 15, 2026. The distributions payable on the Trust Preferred Securities are a fixed rate per annum, 8.20% of the stated liquidation amount, and are cumulative from the date of issuance.

     The Corporation has the right, at any time, subject to certain conditions, to defer payments of interest on the Subordinated Debentures, in which case distributions on Trust Preferred Securities would likewise be deferred. Upon electing to defer such interest payments, the Corporation will be prohibited from paying dividends on its Common and Preferred Stock and certain outstanding borrowings. The Subordinated Debt and therefore, the Trust Preferred Securities are redeemable by the Corporation at a call price, plus accrued and unpaid interest to the date of redemption, in whole or in part and from time-to-time on or after December 15, 2006, subject to certain conditions. In certain limited circumstances, primarily related to certain tax events, the Subordinated Debt and therefore, the Trust Preferred Securities are redeemable at par, plus accrued interest to date of redemption. The Trust Preferred Securities qualify as Tier 1 regulatory capital and are reported in bank regulatory reports as a minority interest in a consolidated subsidiary.

     In November 1993, the Corporation issued in a public offering $75 million of 6.25% Subordinated Capital Notes due 2003 at 99.305%. In November 1995, the Corporation issued in another public offering $100 million of 6 3/4% Subordinated Capital Notes due 2005 at 99.408%. The Notes qualify as

Tier 2 regulatory capital. The Corporation entered into an interest-rate swap agreement related to the November 1993 offering with a notional amount of $50 million which converted a portion of the fixed-rate debt to a floating LIBOR rate for two and one-half years and it matured in 1996.

     In 1992, the Corporation completed a public offering of $40.25 million of 8 1/2% Subordinated Notes (8 1/2% Notes) which mature on October 1, 2002. In 1996, the Corporation in-substance defeased $37 million of the 8 1/2% Notes by placing approximately $39 million of cash in an irrevocable trust which purchased direct obligations of the U. S. Government that will provide cash flows matching the principal and interest debt service requirements and to retire the 8 1/2% Notes on October 1, 1997. The transaction resulted in an immaterial loss to the Corporation.

     The principal maturities of other long-term debt subsequent to December 31, 1996 are $431,000 in 1997, $811,000 in 1998, $276,000 in 1999, $175,000 in 2000,
$32,000 in 2001, and $382.0 million after 2001.

     The ability of the Corporation to service its long-term debt obligations is dependent upon the future profitability of its banking subsidiaries and their ability to pay dividends and management fees to the Corporation (see Note 12).

NOTE 10.  SHAREHOLDERS' EQUITY

DIVIDENDS

     The payment of dividends is determined by the Board of Directors taking into account the earnings, capital levels, cash requirements, and the financial condition of the Corporation and its subsidiaries, applicable government regulations and policies, and other factors deemed relevant by the Board of Directors, including the amount of dividends payable to the Corporation by its subsidiaries. Various federal laws, regulations, and policies limit the ability of the Corporation's subsidiary banks to pay dividends. See Note 12, "Regulatory Capital and Restrictions on Dividends and Loans from Subsidiaries."

CONVERTIBLE PREFERRED STOCK

     The Corporation's preferred stock is summarized as follows:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1996          1995
                                                              --------      --------
                                                              (DOLLARS IN THOUSANDS)
PREFERRED STOCK, WITHOUT PAR VALUE, 10,000,000 SHARES
  AUTHORIZED FOR ALL ISSUES:
  Series A Preferred Stock..................................   $    --       $    --
  Series B Preferred Stock..................................        --         4,400
  Series E Preferred Stock..................................    83,809        87,410
                                                               -------       -------
          Total preferred stock.............................   $83,809       $91,810
                                                               =======       =======

SERIES A PREFERRED STOCK (SHARE PURCHASE RIGHTS PLAN). In 1989, the Board of Directors of the Corporation adopted a Share Purchase Rights Plan and distributed a dividend of one Preferred Share Purchase Right (Right) for each outstanding share of the Corporation's $5 par value Common Stock and for each share to be issued thereafter. The Rights are generally designed to deter coercive takeover tactics and to encourage all persons interested in acquiring control of the Corporation to deal with each shareholder on a fair and equal basis. Each Right trades in tandem with its respective share of common stock until the occurrence of certain events, in which case it would separate from the common stock and entitle the registered holder, subject to the terms of the Rights Agreement, to purchase certain equity securities at a price below their market value. The Corporation has authorized 750,000 shares of Series A Preferred Stock for issuance under the Share Purchase Rights Plan, none of which have been issued.

SERIES B PREFERRED STOCK. All 44,000 outstanding shares of Series B Preferred Stock were converted by the holders into 339,765 shares of the Corporation's Common Stock in 1996, such that no Series B Preferred Stock remains outstanding.

SERIES E PREFERRED STOCK. At December 31, 1996 and 1995, 3,352,347 and 3,496,419 shares, respectively, of the Corporation's 8% Cumulative, Convertible, Preferred Stock, Series E (Series E Preferred Stock) were issued and outstanding. Such shares have a stated value of $25 per share on which dividends accrue at the rate of 8% per annum; dividends are cumulative and are payable quarterly. The Series E Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Such shares have a liquidation preference of $25 per share plus unpaid dividends accrued thereon, and with the prior approval of the Federal Reserve, may be redeemed by the Corporation in whole or in part at any time after March 31, 1997 at $25 per share. At any time prior to redemption, each share of Series E Preferred Stock is convertible, at the option of the holder, into 1.25 shares of the Corporation's Common Stock. Holders of Series E Preferred Stock have no voting rights except for those provided by law and in certain other limited circumstances.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

     The Dividend Reinvestment and Stock Purchase Plan (the Plan) authorizes the issuance of 2,000,000 shares (916,252 issued through December 31, 1996) of previously unissued Common Stock to shareholders who choose to invest all or a portion of their cash dividends or make optional cash purchases. On certain investment dates, shares may be purchased with reinvested dividends and optional cash payments at a price of 95% and 100%, respectively, of their fair market value, without brokerage commissions. Shares issued under the Plan totaled 241,060, 189,921, and 116,678 shares in 1996, 1995, and 1994, respectively.

NOTE 11.  UNION PLANTERS CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                            CONDENSED BALANCE SHEET

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1996          1995
                                                              ----------    ----------
                                                               (DOLLARS IN THOUSANDS)
ASSETS
  Cash and cash equivalents at subsidiary banks.............  $  274,622    $   68,195
  Interest-bearing deposits at other financial
     institutions...........................................          --        10,000
  Investment securities available for sale..................     213,491       171,102
  Advances to and receivables from subsidiaries.............       9,535        24,785
  Investment in bank and bank holding company
     subsidiaries...........................................   1,223,435     1,138,368
  Investment in nonbank subsidiaries........................      17,137         9,732
  Other assets..............................................      27,583        23,868
                                                              ----------    ----------
          TOTAL ASSETS......................................  $1,765,803    $1,446,050
                                                              ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Long-term debt (Note 9)...................................  $  379,212    $  214,255
  Loans from and payables to subsidiaries...................       8,384         3,426
  Other liabilities.........................................      25,333        15,207
  Shareholders' equity (Note 10)............................   1,352,874     1,213,162
                                                              ----------    ----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $1,765,803    $1,446,050
                                                              ==========    ==========

NOTE 11. UNION PLANTERS CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION (CONTINUED)
                        CONDENSED STATEMENT OF EARNINGS

                                                                 YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1996        1995        1994
                                                             --------    --------    --------
                                                                  (DOLLARS IN THOUSANDS)
INCOME
  Dividends from bank and bank holding company
     subsidiaries..........................................  $152,534    $162,810    $164,544
  Dividends from nonbank subsidiaries......................       950         500          --
  Fees and interest from subsidiaries......................    46,326      32,219      22,421
  Interest and dividends on investments, loans, and
     interest-bearing deposits at other financial
     institutions..........................................    12,888       4,611          29
  Other income.............................................       398         478       1,563
                                                             --------    --------    --------
          Total income.....................................   213,096     200,618     188,557
                                                             --------    --------    --------
EXPENSES
  Interest expense.........................................    16,351      10,400       8,662
  Salaries and employee benefits...........................    22,233      16,190      11,185
  Other expense............................................    37,032      23,607      17,194
                                                             --------    --------    --------
          Total expenses...................................    75,616      50,197      37,041
                                                             --------    --------    --------
          EARNINGS BEFORE INCOME TAXES AND EQUITY IN
            UNDISTRIBUTED EARNINGS OF SUBSIDIARIES.........   137,480     150,421     151,516
Tax benefit................................................    (5,701)     (7,576)     (4,847)
                                                             --------    --------    --------
          EARNINGS BEFORE EQUITY IN UNDISTRIBUTED EARNINGS
            OF SUBSIDIARIES................................   143,181     157,997     156,363
Equity in undistributed earnings of subsidiaries...........    (9,443)     14,759     (55,940)
                                                             --------    --------    --------
          NET EARNINGS.....................................  $133,738    $172,756    $100,423
                                                             ========    ========    ========

NOTE 11. UNION PLANTERS CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION (CONTINUED)
                       CONDENSED STATEMENT OF CASH FLOWS

                                                               YEARS ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1996         1995         1994
                                                          ---------    ---------    ---------
                                                                (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
  Net earnings..........................................  $ 133,738    $ 172,756    $ 100,423
  Equity in undistributed earnings of subsidiaries......      9,443      (14,759)      55,940
  Deferred income tax (benefit) expense.................     (2,770)         425          239
  Other, net............................................      7,472        9,409      (15,133)
                                                          ---------    ---------    ---------
          Net cash provided by operating activities.....    147,883      167,831      141,469
                                                          ---------    ---------    ---------
INVESTING ACTIVITIES
  Net decrease (increase) in short-term investments.....     10,000      (10,000)          --
  Purchases of available for sale securities............   (437,340)    (389,624)          --
  Proceeds from sales of available for sale
     securities.........................................    397,931      221,532          197
  Net increase in investment in and receivables from
     subsidiaries.......................................    (36,778)     (55,261)    (119,921)
  Purchases of premises and equipment, net..............       (126)      (5,279)      (5,156)
                                                          ---------    ---------    ---------
          Net cash used in investing activities.........    (66,313)    (238,632)    (124,880)
                                                          ---------    ---------    ---------
FINANCING ACTIVITIES
  Net decrease in commercial paper......................         --       (2,971)      (7,990)
  Proceeds from issuance of long-term debt, net.........    205,089       99,956           --
  Repayment and defeasance of long-term debt............    (40,349)         (49)          --
  Net proceeds from loans from and payables
     to subsidiaries....................................      5,133       (9,668)      13,333
  Redemption of preferred stock.........................         --           --      (17,250)
  Proceeds from issuance of common stock, net...........     16,336       12,934        8,081
  Cash dividends paid...................................    (61,352)     (47,128)     (28,996)
                                                          ---------    ---------    ---------
          Net cash provided (used) by financing
            activities..................................    124,857       53,074      (32,822)
                                                          ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents....    206,427      (17,727)     (16,233)
Cash and cash equivalents at the beginning of the
  year..................................................     68,195       85,922      102,155
                                                          ---------    ---------    ---------
Cash and cash equivalents at the end of the year........  $ 274,622    $  68,195    $  85,922
                                                          =========    =========    =========

---------------

Noncash Activities. See Note 2 and Note 10, respectively, regarding acquisitions in 1996, 1995, and 1994 and the conversions of Series B and E Preferred Stock.

NOTE 12. REGULATORY CAPITAL AND RESTRICTIONS ON DIVIDENDS AND LOANS FROM SUBSIDIARIES

REGULATORY CAPITAL

     The Corporation and its banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation or its banking subsidiaries' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of the Corporation and its banking subsidiaries' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation and its banking subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Corporation and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the table below for the Corporation and its significant subsidiary, UPNB) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital (as defined) to average assets (as defined). As of December 31, 1996, management believes that the Corporation, UPNB, and the

NOTE 12. REGULATORY CAPITAL AND RESTRICTIONS ON DIVIDENDS AND LOANS FROM SUBSIDIARIES (CONTINUED)

Corporation's other banking subsidiaries met all capital adequacy requirements to which they are subject.

     At December 31, 1996, the most recent notification from the Office of the Comptroller of the Currency (OCC) categorized UPNB as well capitalized under the regulatory framework for prompt corrective action. Additionally, all of the Corporation's other banking subsidiaries were categorized as well capitalized and the Corporation's capital levels and ratios would be considered well capitalized. To be categorized as well capitalized, an institution must maintain Tier 1 leverage, Tier 1 risk-based, and total risk-based capital ratios as set forth in the table below. There are no conditions or events since the latest notification that management believes have changed any of the institutions' categories.

     The Corporation and UPNB's capital and ratios are also presented in the table below. No amount was deducted from capital for interest-rate risk.

                                                                         FOR MINIMUM          MINIMUM
                                                                           CAPITAL          TO BE WELL
                                                        ACTUAL            ADEQUACY        CAPITALIZED(2)
                                                    ---------------    ---------------    ---------------
                                                    AMOUNT    RATIO    ACTUAL    RATIO    ACTUAL    RATIO
                                                    ------    -----    ------    -----    ------    -----
                                                                    (DOLLARS IN MILLIONS)
AS OF DECEMBER 31, 1996:
  LEVERAGE (TIER 1 CAPITAL TO AVERAGE ASSETS)
    Consolidated..................................  $1,480     9.61%    $616     4.00%      N/A       N/A
    UPNB..........................................     414     6.95      238     4.00      $298      5.00%
  TIER 1 CAPITAL (TO RISK-WEIGHTED ASSETS)
    Consolidated..................................  $1,480    15.29%    $387     4.00%      N/A       N/A
    UPNB..........................................     414    11.01      150     4.00      $226      6.00%
  TOTAL CAPITAL (TO RISK-WEIGHTED ASSETS)
    Consolidated..................................  $1,774    18.32%    $775     8.00%      N/A       N/A
    UPNB..........................................     461    12.26      301     8.00      $376     10.00%
AS OF DECEMBER 31, 1995:(1)
  LEVERAGE (TIER 1 CAPITAL TO AVERAGE ASSETS)
    Consolidated..................................  $1,134     8.08%    $561     4.00%      N/A       N/A
    UPNB..........................................     384     7.25      212     4.00      $265      5.00%
  TIER 1 CAPITAL (TO RISK-WEIGHTED ASSETS)
    Consolidated..................................  $1,134    13.39%    $339     4.00%      N/A       N/A
    UPNB..........................................     384    13.92      110     4.00      $165      6.00%
  TOTAL CAPITAL (TO RISK-WEIGHTED ASSETS)
    Consolidated..................................  $1,412    16.68%    $677     8.00%      N/A       N/A
    UPNB..........................................     416    15.11      220     8.00      $275     10.00%

---------------

(1) UPNB for December 31, 1995 represents the combination of UPNB and Leader Federal Bank for Savings (acquired October 1, 1996) as if they had been combined January 1, 1995. Internal mergers and internal transfers of branches have not been reflected, since their impact was not considered significant to the financial position of UPNB.
(2) Not applicable (N/A) for bank holding companies such as the Corporation.

RESTRICTIONS ON DIVIDENDS AND LOANS FROM SUBSIDIARIES

     The amount of dividends which the Corporation's subsidiaries may pay is limited by applicable laws and regulations. For the subsidiary national banks, prior regulatory approval is required if dividends to be declared in any year would exceed net earnings of the current year (as defined under the National Bank Act) plus retained net profits for the preceding two years. The payment of dividends by state-chartered bank subsidiaries is regulated by applicable laws in Alabama, Arkansas, Kentucky, Louisiana, Mississippi, Missouri, and Tennessee and the regulations of the Federal Deposit Insurance Corporation (FDIC). The payment of dividends by savings and loan subsidiaries is subject to the regulations of the Office of Thrift Supervision (OTS).

     The Corporation has adopted for its state-chartered bank subsidiaries internal dividend policies that have received approval from the various state banking commissioners, subject to restrictions. The current policy for Alabama, Arkansas, and Mississippi subsidiary banks requires a minimum ratio of 7% tangible equity capital (equity less goodwill and other intangibles) to tangible assets and paying dividends only equal to the excess without prior approval. The internal policy adopted for Tennessee banks requires a 6% tangible equity capital to tangible assets ratio and a 7% tangible primary capital (tangible equity plus the allowance for losses on loans) to tangible assets ratio be maintained by the

NOTE 12. REGULATORY CAPITAL AND RESTRICTIONS ON DIVIDENDS AND LOANS FROM SUBSIDIARIES (CONTINUED)

subsidiaries. The policy approved for the Corporation's Kentucky operations is the same as for Tennessee except that Kentucky requires the use of Tier 1 capital instead of tangible equity and average quarterly assets instead of period-end assets. Missouri requires a 6% tangible equity capital ratio. The Corporation has not received approval from Louisiana for an internal policy. At January 1, 1997, the banking subsidiaries could have paid dividends to the Corporation aggregating $86.0 million without prior regulatory approval. Future dividends will be dependent on the level of earnings of the subsidiary financial institutions.

     The Corporation's banking subsidiaries are limited by federal law in the amount of credit which they may extend to their nonbank affiliates, including the Corporation. Loans to a single nonbank affiliate may not exceed 10% nor shall loans to all nonbank affiliates exceed 20% of an individual bank's capital plus its allowance for losses on loans. Such loans must be collateralized by assets having market values of 100% to 130% of the loan amount depending on the nature of the collateral. The law imposes no restrictions upon extensions of credit between FDIC-insured banks which are 80%-owned subsidiaries of the Corporation.

NOTE 13.  RESTRUCTURING CHARGES

     In the fourth quarter of 1994, the Corporation adopted and began implementation of a specific formal restructuring plan to improve operating efficiencies and profitability throughout the Corporation. The Corporation achieved a net reduction in total staff in 1995 of 690 employees, excluding the acquisitions consummated in 1995. Additionally, at December 31, 1995, the Corporation had identified 38 branch locations for consolidation, closure, or divestiture. At December 31, 1996, the Corporation had consolidated or otherwise divested 44 branch locations. There were no additional charges for restructuring in 1995 or 1996. Management of the Corporation considers the restructuring plan to be complete at December 31, 1996. The following table provides a reconciliation of the restructuring charges and the liabilities and reserves at December 31 for each of the past three years.

                                                             RESTRUCTURING RESERVES
                                                 -----------------------------------------------
                                                 EMPLOYEE        ASSET
                                                 SEVERANCE    IMPAIRMENTS     OTHER      TOTAL
                                                 ---------    -----------    -------    --------
                                                             (DOLLARS IN THOUSANDS)
Restructuring charges..........................  $ 16,262       $10,478      $ 2,189    $ 28,929
Less: Cash payments in 1994....................    (3,830)           --         (835)     (4,665)
      Noncash items............................        --        (1,144)(1)       --      (1,144)
                                                 --------       -------      -------    --------
Balance at December 31, 1994...................    12,432         9,334        1,354      23,120
Less: Cash payments in 1995....................   (11,829)           --       (1,354)    (13,183)
      Noncash items............................        --        (6,591)(1)       --      (6,591)
                                                 --------       -------      -------    --------
Balance at December 31, 1995...................       603         2,743           --       3,346
Less: Cash payments in 1996....................      (195)           --           --        (195)
      Noncash items............................        --        (1,412)(1)       --      (1,412)
      Other....................................      (408)       (1,331)          --      (1,739)
                                                 --------       -------      -------    --------
Balance at December 31, 1996...................  $     --       $    --      $    --    $     --
                                                 ========       =======      =======    ========

---------------
(1) Relates to the disposition of branch buildings, furniture, and equipment in 1995 and 1996.

NOTE 14.  OTHER NONINTEREST INCOME AND EXPENSE

     The major components of other noninterest income and expense are summarized as follows:

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1996        1995        1994
                                                              --------    --------    --------
                                                                   (DOLLARS IN THOUSANDS)
OTHER NONINTEREST INCOME
  Credit life insurance commissions.........................  $  8,925    $  8,728    $  5,772
  Gain on sale of residential mortgages.....................     6,146       4,837       2,944
  Customer ATM usage fee....................................     5,379       3,520       3,101
  VSIBG partnership earnings................................     2,890       1,992       1,819
  Brokerage fee income......................................     2,760       1,849       1,457
  Annuity sales income......................................     2,242         410         921
  Sale of servicing.........................................       976       3,855         854
  Litigation settlement.....................................        --          --       2,200
  Other income..............................................    29,917      25,926      24,402
                                                              --------    --------    --------
         Total other noninterest income.....................  $ 59,235    $ 51,117    $ 43,470
                                                              ========    ========    ========
OTHER NONINTEREST EXPENSE
  FDIC insurance............................................  $ 30,250    $ 15,810    $ 23,505
  Provision for losses on FHA/VA foreclosure claims (1).....    23,911       3,429       1,597
  Amortization and write-off of goodwill, other intangibles, and mortgage servicing rights:
    Amortization of mortgage servicing rights...............    13,961      13,158      13,601
    Amortization of goodwill and other intangibles..........     9,716       9,246       7,559
    Write-off of mortgage servicing rights, goodwill, and
       other intangibles....................................    19,407          --          --
  Other contracted services.................................    14,463       9,107       7,875
  Postage and carrier.......................................    14,149      12,924      10,819
  Advertising and promotion.................................    13,754      13,913      13,728
  Stationery and supplies...................................    13,665      12,992      11,559
  Communications............................................    11,485       8,589       7,575
  Other personnel services..................................     7,861       6,321       4,513
  Miscellaneous charge-offs.................................     5,852       4,989       2,705
  Legal fees................................................     5,217       4,957       5,758
  Merchant credit card charges..............................     5,152       4,468       4,136
  Taxes other than income...................................     4,247       4,330       4,029
  Dues, subscriptions, and contributions....................     3,848       4,256       4,498
  Brokerage and clearing fees on trading activities.........     3,819       5,924       2,969
  Travel....................................................     3,749       3,636       2,895
  Accounting and audit fees.................................     3,204       3,474       4,072
  Insurance.................................................     3,062       3,046       3,997
  Consultant fees...........................................     2,207       2,593       1,545
  Federal Reserve fees......................................     2,251       1,775       1,671
  Other real estate expense.................................     2,343       1,189       1,099
  Consumer loan marketing expenses..........................        --          --      14,446
  Merger-related expenses(2)
    Salaries, employee benefits and other employment-related
       charges..............................................    18,330       4,829       5,138
    Write-downs of office buildings and equipment...........    15,782       4,733       3,594
    Professional fees.......................................     4,714       1,363       2,525
    Other real estate expense...............................     1,364          --          --
    Other...................................................    12,596         986       3,605
  Restructuring charges (Note 13)...........................        --          --      28,929
  Other expense.............................................    22,539      28,747      21,106
                                                              --------    --------    --------
         Total other noninterest expense....................  $292,898    $190,784    $221,048
                                                              ========    ========    ========

---------------

(1) The amount for 1996 includes $19.8 million of provisions for losses on FHA/VA foreclosure claims related to an acquired entity.
(2) Salaries, employee benefits, and other employment-related charges include amounts for employment contract payments, severance, postretirement benefit expenses, and pension expense of acquired entities. Write-downs of office buildings and equipment includes assets to be sold, amounts for lease buyouts, assets determined to be obsolete or no longer of use, and equipment not compatible with the Corporation's equipment. Professional fees include legal fees, accounting fees, and investment banker fees. Other expenses include write-off of assets, charge-offs of prepaid expenses, and miscellaneous merger-related expenses.

NOTE 15.  EMPLOYEE BENEFIT PLANS

401(K) RETIREMENT SAVINGS PLAN. The Corporation's 401(k) Retirement Savings Plan (401(k) Plan) is available to employees having one or more years of service and who work in excess of 1,000 hours per year. Employees may voluntarily contribute 1 to 16 percent of their gross compensation on a pretax basis up to a maximum of $9,500 in 1996 and the Corporation makes a matching contribution of 50 to 100 percent of the amounts contributed by the employee (up to 6% of compensation) depending upon his or her eligible years of service. The Corporation's contributions to the 401(k) Plan for 1996, 1995, and 1994 were $3.0 million, $2.7 million, and $2.0 million, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST. The Employee Stock Ownership Plan and Trust (ESOP) is noncontributory and covers employees having one or more years of service and who work in excess of 1,000 hours per year. The amounts of contributions to the ESOP are determined annually at the discretion of the Board of Directors and were $3.5 million, $3 million, and $2 million for 1996, 1995, and 1994, respectively. At December 31, 1996, the ESOP held 1,044,199 shares of the Corporation's Common Stock, all of which were allocated to participants.

STOCK INCENTIVE PLANS. Certain employees and directors of the Corporation and its subsidiaries are eligible to receive options or restricted stock grants under the 1992 Stock Incentive Plan. A maximum of 1,600,000 shares of the Corporation's Common Stock may be issued through the exercise of nonstatutory or incentive stock options and as restricted stock awards. In October 1996, the Plan was amended to increase the maximum number of shares from 1,600,000 to 6,000,000. The amendment is subject to ratification by shareholders at the April 17, 1997 annual meeting of shareholders. The option price is the fair value of the Corporation's shares at the date of grant. Options granted generally become exercisable in installments of 20% to 33 1/3% each year beginning one year from date of grant. Additional options under a former plan and options assumed in connection with various acquisitions remain outstanding; however, no further options will be granted under such plans. Additional information with respect to the number of shares of the Corporation's Common Stock which are subject to stock options is as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                  -----------------------------------------------------
                                                            1996                        1995
                                                  -------------------------   -------------------------
                                                    WEIGHTED-                   WEIGHTED-
                                                  AVERAGE PRICE    NUMBER     AVERAGE PRICE    NUMBER
                                                  -------------   ---------   -------------   ---------
Options
  Outstanding, beginning of year................     $12.90       2,426,722      $11.85       2,443,152
  Granted.......................................      34.14       1,657,968       21.70         339,711
  Exercised.....................................      16.48        (723,454)      13.06        (279,901)
  Canceled or surrendered.......................      16.77         (39,948)      18.00         (76,240)
                                                                  ---------                   ---------
  Outstanding, end of year......................      22.67       3,321,288       12.90       2,426,722
                                                                  =========                   =========
Options becoming exercisable during the year....     $15.21       1,229,161      $10.46         664,018
                                                     ======       =========      ======       =========
Options exercisable at end of year..............     $13.41       1,782,753      $13.27       1,240,758
                                                     ======       =========      ======       =========

     Exercise prices ranged from $5.55 to $39.875 in 1996 and from $5.55 to $32.25 in 1995. The contractual remaining life of all options was 8 years at December 31, 1996.

     Restricted stock grants aggregating 209,000 shares were awarded in the fourth quarter of 1996 having a fair value of $7.5 million. Restrictions on the grants lapse in annual increments over twelve years. The market value of the restricted stock grants is charged to expense as the restrictions lapse. For the year ended December 31, 1996, $238,000 was expensed and the ending balance at December 31, 1996 was $7.3 million, which is included in unearned compensation in shareholders' equity.

     Had compensation cost for the Corporation's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, the Corporation's net income and earnings per share would have been reduced as shown in the table below. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions in 1996 and 1995, respectively: expected dividend yield 3.16% and 4.15%; expected volatility of 25.73% and 30.36%; risk-free interest rate of 5.94% and 6.92%; and an expected life of 4.55 years and 4.66 years. Forfeitures are recognized as they occur.

                                                                  YEARS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                               1996          1995
                                                              ------        ------
                                                              (DOLLARS IN MILLIONS,
                                                              EXCEPT PER SHARE DATA)
Net earnings -- as reported.................................  $133.7        $172.8
Net earnings -- pro forma...................................   131.3         172.4
Earnings per share -- as reported
  Primary...................................................    1.95          2.72
  Fully diluted.............................................    1.92          2.64
Earnings per share -- pro forma
  Primary...................................................    1.93          2.71
  Fully diluted.............................................    1.90          2.63

     Due to the inclusion of only 1995 and 1996 option grants, the effects of applying SFAS No. 123 in 1995 and 1996 may not be representative of the pro forma impact in future years.

RETIREE HEALTHCARE AND LIFE INSURANCE. The Corporation provides certain healthcare and life insurance benefits to retired employees who had completed 20 years of unbroken full-time service immediately prior to retirement and who have attained age 60 or more. Healthcare benefits are provided partially through an insurance company (for retirees age 65 and above) and partially through direct payment of claims.

     The following table reflects the Corporation's net periodic postretirement benefit costs for 1996 and 1995 which were determined assuming a discount rate of 7% for 1996 and 8% for 1995 and an expected return on Plan assets of 5%:

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                              1996          1995
                                                              -----        ------
                                                             (DOLLARS IN THOUSANDS)
Service cost................................................  $ 322        $  203
Interest cost of accumulated postretirement benefit
  obligation................................................    938         1,005
Amortization of unrecognized net gain.......................    (39)           (5)
Return on Plan assets.......................................   (534)         (363)
                                                              -----        ------
          Total.............................................  $ 687        $  840
                                                              =====        ======

     The following table sets forth the Plans' funded status and the amounts reported in the Corporation's consolidated balance sheet:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                1996            1995
                                                              --------        --------
                                                               (DOLLARS IN THOUSANDS)
Fair value of Plan assets...................................   $10,927         $10,058
                                                               -------         -------
Accumulated postretirement benefit obligation (APBO):
  Retirees..................................................     9,326           9,833
  Fully eligible Plan participants..........................       253             230
  Other active Plan participants............................     4,287           3,946
                                                               -------         -------
          Total APBO........................................    13,866          14,009
                                                               -------         -------
          APBO in excess of Plan assets.....................   $(2,939)        $(3,951)
                                                               =======         =======
Reconciliation of funded status to reported amounts:
  Accrued liability included in consolidated balance sheet,
     including unfunded portion of transition obligation....   $(6,000)        $(4,736)
  Unrecognized net gain.....................................     3,061             785
                                                               -------         -------
          APBO in excess of Plan assets.....................   $(2,939)        $(3,951)
                                                               =======         =======

     The assumed discount rate used to measure the APBO was 7% at both December 31, 1996 and 1995. The weighted average healthcare cost trend rate in 1996 was 10%, gradually declining to an ultimate projected rate in 2001 of 5%. A one percent increase in the assumed healthcare cost trend rates for each future year would have increased the aggregate of the service and interest cost components of the 1996 net periodic postretirement benefit cost by $121,000 and would have increased the APBO as of December 31, 1996 by $1.1 million.

ACQUIRED INSTITUTIONS. Certain of the acquired institutions have sponsored various employee benefit and retirement plans. Such plans have been or are in the process of being terminated and the employees now participate in the Corporation's benefit and retirement plans. At December 31, 1996, certain institutions acquired in 1996 had outstanding plans including defined benefit pension plans, 401(k) plans, and ESOPs. The liabilities, if any, for such terminations have been recorded as of December 31, 1996.

     Included in unearned compensation in shareholders' equity at December 31, 1996 is $3.2 million for a leveraged ESOP maintained by an acquired institution. At December 31, 1996, the ESOP held 494,100 unallocated shares of the Corporation's Common Stock which will be allocated to the appropriate participants as the related debt is paid.

NOTE 16.  INCOME TAXES

     The components of income tax expense are as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                              ----------------------------
                                                                1996      1995      1994
                                                              --------   -------   -------
                                                                 (DOLLARS IN THOUSANDS)
CURRENT TAX EXPENSE
  Federal...................................................  $ 93,126   $77,929   $36,692
  State.....................................................    14,973     9,536     5,590
                                                              --------   -------   -------
     Total current tax expense..............................   108,099    87,465    42,282
                                                              --------   -------   -------
DEFERRED TAX (BENEFIT) EXPENSE
  Federal...................................................   (30,838)   (2,607)    2,340
  State.....................................................    (6,735)    1,790       552
                                                              --------   -------   -------
     Total deferred tax (benefit) expense...................   (37,573)     (817)    2,892
                                                              --------   -------   -------
          Total income tax expense..........................  $ 70,526   $86,648   $45,174
                                                              ========   =======   =======

     Deferred tax assets/liabilities are comprised of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1995
                                                              --------    -------
                                                             (DOLLARS IN THOUSANDS)
DEFERRED TAX ASSETS
  Losses on loans and other real estate.....................  $ 63,413    $51,324
  Postretirement and postemployment benefits................     3,028      2,614
  Amortization of intangibles...............................     7,922      1,859
  Deferred compensation plans...............................     6,328      5,604
  Restructuring and merger-related charges..................     8,088      4,249
  Allowance for losses on FHA/VA foreclosure claims.........    12,325        668
  Mortgage servicing rights.................................     4,154      4,141
  Other deferred items......................................    15,218     26,872
                                                              --------    -------
          Total deferred tax assets.........................   120,476     97,331
                                                              --------    -------
DEFERRED TAX LIABILITIES
  Book over tax basis in purchased loans....................     4,486      9,010
  Stock basis difference....................................     8,055      6,462
  Unrealized gain on available for sale securities..........    15,591     17,777
  Other deferred items......................................    12,339     23,408
                                                              --------    -------
          Total deferred tax liabilities....................    40,471     56,657
                                                              --------    -------
          Deferred tax asset, net...........................  $ 80,005    $40,674
                                                              ========    =======

     The change in the net deferred tax asset during the year is a result of the addition of net deferred tax assets of acquired companies, the net change in unrealized gain (loss) on available for sale securities, and the current period deferred tax benefit.

     Income tax expense as a percentage of earnings before income taxes is reconciled with the statutory federal income tax rate of 35% as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1996        1995        1994
                                                             --------    --------    --------
                                                                  (DOLLARS IN THOUSANDS)
Computed "expected" tax....................................  $ 71,492    $ 90,791    $ 50,959
State income taxes, net of federal tax benefit.............     5,354       7,362       4,034
Tax-exempt interest, net...................................   (11,014)    (11,464)    (11,860)
Amortization of goodwill and other intangibles.............     2,760       2,030       1,838
Other, net.................................................     1,934      (2,071)        203
                                                             --------    --------    --------
          Applicable income tax............................  $ 70,526    $ 86,648    $ 45,174
                                                             ========    ========    ========

     Income tax (benefit) expense applicable to securities transactions was $1.6 million for 1996, ($.9) million for 1995, and ($8.0) million for 1994.

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

                                                                  CONTRACT AMOUNT
                                                                    DECEMBER 31,
                                                              ------------------------
                                                                1996            1995
                                                              --------        --------
                                                               (DOLLARS IN THOUSANDS)
FINANCIAL INSTRUMENTS WHOSE CONTRACT AMOUNTS REPRESENT
  CREDIT RISK
     Commitments to extend credit (excluding credit card
      plans)................................................  $  1,205        $  1,240
     Commitments to extend credit under credit card plans...     1,704           1,223
     Standby, commercial, and similar letters of credit.....       107              90

     Commitments to extend credit are legally binding agreements to extend credit to customers for specific purposes, at stipulated rates, with fixed expiration and review dates if the conditions in the agreement are met, and may require payment of a fee. Since many of the commitments normally expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral held, if any, varies but may include accounts receivable, inventory, property, plant and equipment, income producing properties, or securities. Loan commitments with an original maturity of one year or less or which are unconditionally cancelable totaled $2.5 billion and loan commitments with a maturity over one year which are not unconditionally cancelable totaled $413 million.

     Letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation in some cases holds various types of collateral to support those commitments for which collateral is deemed necessary. The outstanding letters of credit expire between 1997 and 2006.

     Other outstanding off-balance-sheet instruments are forward contracts, interest-rate swap agreements, and commitments to purchase or sell when-issued securities. The following table presents the notional amounts of these types of instruments.

                                                              NOTIONAL AMOUNT
                                                                DECEMBER 31,
                                                              ----------------
                                                              1996        1995
                                                              ----        ----
                                                            (DOLLARS IN MILLIONS)
FINANCIAL INSTRUMENTS WHOSE NOTIONAL CONTRACT AMOUNTS EXCEED
  THE AMOUNTS OF ACTUAL CREDIT RISK
     Forward contracts......................................  $ 67        $ 52
     Interest-rate swap agreements..........................    --         530
     When-issued securities
       Commitments to sell..................................   122          97
       Commitments to purchase..............................    88          94

     Forward contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of the counterparties to meet the terms of their contracts and from market movements in securities values and interest rates. The Corporation as seller utilizes short-term forward commitments to deliver mortgages to protect the Corporation against the risk of rate changes which could impact the value of mortgage originations to be securitized or otherwise sold to investors. Such commitments to deliver mortgages generally have maturities of 90 days or less.

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

     The Corporation has a policy for its use of derivative products, including interest-rate swaps, which has been approved and is monitored by the Funds Management Committee and the Board of Directors. The Corporation is not currently trading derivative products. The policy requires that individual positions for derivative products shall not exceed $100-million notional amount and that open positions in the aggregate shall not exceed 10% of consolidated total assets. Any exceptions to the policy must be approved by the Board of Directors. The open positions are reviewed monthly by the Funds Management Committee to ensure compliance with established policies. At December 31, 1996, the Corporation had no interest-rate swap/cap agreements outstanding. The following table provides a reconciliation of interest-rate swaps/cap between 1995 and 1996.

                                                              NOTIONAL AMOUNT
                                                                DECEMBER 31,
                                                              ----------------
                                                              1996       1995
                                                              -----      -----
                                                               (IN MILLIONS)
BALANCE AT JANUARY 1........................................  $ 530      $ 340
  Maturities................................................   (200)        --
  Interest-rate swaps entered into by an acquired entity....     --        300
  Interest-rate swaps terminated due to underlying
     instruments being sold.................................     --       (100)
  Interest-rate swaps/cap of acquired entities terminated at acquisition as the instruments were no longer
     effective..............................................   (330)       (10)
                                                              -----      -----
BALANCE AT DECEMBER 31......................................  $  --      $ 530
                                                              =====      =====

     The impact on the Corporation's net interest income of the interest-rate swaps/cap outstanding was a net reduction of approximately $1.5 million in 1996 and $2.9 million in 1995 and had a net positive impact of approximately $600,000 in 1994. The impact of the termination of the interest rate swaps/cap related to an acquired entity was a $1.1 million loss which was recorded in noninterest expense.

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

MORTGAGE LOAN SERVICING. The Corporation acts as servicing agent for residential mortgage loans totaling approximately $10.5 billion ($8.6 billion serviced for others) at December 31, 1996 compared to $9.2 billion ($8.6 billion serviced for others) at December 31, 1995. The loans serviced for others are not included in the Corporation's consolidated balance sheet. The following table presents a reconciliation of the changes in mortgage servicing rights for the two years ended December 31, 1996.

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                1996            1995
                                                              --------        --------
                                                               (DOLLARS IN THOUSANDS)
Beginning balance...........................................  $ 59,631        $ 58,179
Additions...................................................    15,552          15,177
Sale of servicing rights....................................        --            (567)
Write-off of servicing rights...............................    (4,016)             --
Amortization of servicing rights............................   (13,961)        (13,158)
                                                              --------        --------
Ending balance..............................................  $ 57,206        $ 59,631
                                                              ========        ========

     In its capacity as servicer of certain of these loans, the Corporation is responsible for foreclosure and the related costs of foreclosure. These costs are estimated each period based on historical loss experience and are shown as provisions for losses on FHA/VA foreclosure claims in noninterest expense. At December 31, 1996, the Corporation had reserves for these losses of $35.6 million.

     In the normal course of business, the Corporation sells mortgage loans and makes certain limited representations and warranties to the purchaser. Management does not expect any significant losses to arise from these representations and warranties.

CONCENTRATIONS OF CREDIT RISK. Through its subsidiary banks in Tennessee, Mississippi, Missouri, Arkansas, Louisiana, Alabama, and Kentucky, the Corporation grants commercial, agricultural, residential, and consumer loans to customers throughout those states. The amount and percentage of total loans outstanding by the state in which the subsidiaries were headquartered at December 31, 1996 were as follows: Tennessee $6.7 billion (64%), Mississippi $1.5 billion (14%), Missouri $932 million (9%), Arkansas $492 million (5%) , Louisiana $417 million (4%), Alabama $344 million (3%), and Kentucky $80 million (1%). Although the Corporation has a diversified loan portfolio, the ability of its debtors to honor their contracts is to some extent dependent upon economic conditions prevailing throughout the above states and the surrounding areas.

NOTE 18.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values and fair values of the Corporation's financial instruments are summarized as follows:

                                                    DECEMBER 31, 1996          DECEMBER 31, 1995
                                                -------------------------   -----------------------
                                                 CARRYING        FAIR        CARRYING       FAIR
                                                   VALUE         VALUE        VALUE        VALUE
                                                -----------   -----------   ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
FINANCIAL ASSETS
  Cash and short-term investments.............  $   756,284   $   756,284   $  920,733   $  920,733
  Trading account assets......................      225,336       225,336      121,927      121,927
  Loans held for resale.......................       58,622        58,622       87,889       87,889
  Investment securities -- available for
     sale.....................................    2,956,234     2,956,234    3,386,785    3,386,785
  Investment securities -- held to maturity...           --            --      186,269      188,433
  Net loans...................................   10,267,217    10,260,924    8,884,671    9,128,836
  Mortgage servicing rights...................       57,206        76,688       59,631       84,841
FINANCIAL LIABILITIES
  Demand deposits.............................    5,589,409     5,589,409    5,217,442    5,217,442
  Time deposits...............................    5,900,853     5,918,072    5,857,280    5,472,157
  Short-term borrowings.......................      449,146       449,146      838,283      838,283
  Short- and medium-term notes................      400,000       400,411           --           --
  Federal Home Loan Bank advances.............      889,985       892,200      798,039      797,737
  Other long-term debt, excluding capital
     lease obligations........................      382,122       375,896      225,900      228,978
OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
  Forward contracts...........................           --            19           --         (665)
  Interest-rate swaps.........................           --            --         (836)      (4,792)

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

     LOANS HELD FOR RESALE. These instruments are carried in the consolidated balance sheet at the lower of cost or fair value. The fair values of these instruments are based on subsequent liquidation values of the instruments which did not result in any significant gains or losses.

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

     MORTGAGE SERVICING RIGHTS. The fair values of mortgage servicing rights are estimated using discounted cash flow analyses.

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

     SHORT- AND MEDIUM-TERM BANK NOTES. The fair value of these notes is estimated using discounted cash flow analyses and using current LIBOR-based indices.

     FEDERAL HOME LOAN BANK ADVANCES. The fair value of these advances is estimated using discounted cash flow analyses and using the FHLB-quoted rates of borrowing for advances with similar terms.

     OTHER LONG-TERM DEBT. The fair value of long-term debt was estimated from dealer quotes.

     OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS. Fair values of off-balance-sheet instruments are based on current settlement values for forward contracts and interest-rate swaps. The fair value of interest-rate swaps represents the gross unrealized gain (loss) in these contracts. The fair value of commitments to extend credit and letters of credit (see Note 17) is not presented, since management believes the fair value to be insignificant.

NOTE 19.  CONTINGENT LIABILITIES

     The Corporation and/or various subsidiaries are parties to various pending civil actions, all of which are being defended vigorously. Additionally, the Corporation and/or its subsidiaries are parties to various legal proceedings that have arisen in the ordinary course of business. Management is of the opinion, based upon present information, including evaluations by outside counsel, that neither the Corporation's financial position, results of operations, nor liquidity will be materially affected by the ultimate resolution of pending or threatened legal proceedings.

     The Corporation's five banks (UPC Banks) located in Mississippi are defendants in various related lawsuits pending in state and federal courts in Mississippi related to the placement of collateral protection insurance (CPI) by the UPC Banks in the 1980s and early 1990s. Three of the federal actions purport to have been brought as class actions and include allegations that premiums were excessive and improperly calculated; coverages were improper and not disclosed; and improper payments were paid to the UPC banks by the insurance companies, allegedly constituting violations of various state and federal statutes and common law. The CPI programs appear to have been substantially similar in many respects to CPI programs of other Mississippi banks, often with the same insurance companies. Consequently, there are now similar putative class actions pending against numerous Mississippi banks (including those against the UPC Banks), various insurance agencies and companies based upon their CPI programs. The relief sought in the purported class actions includes actual damages, treble damages under certain statutes, other statutory damages, and unspecified punitive damages. Other subsidiaries of the Corporation are involved in similar litigation relating to CPI on mobile home loans. One such suit was filed as a putative class action in June 1995 against Leader Federal Bank for Savings (Leader Federal) and eighteen other unrelated defendants, requesting $200 million in punitive damages against each defendant. Another individual suit filed in June 1995 against Leader Federal as a counterclaim to a foreclosure suit demanded judgment for compensatory damages and punitive damages of $10 million. An agreement to settle these cases was reached, and court approval obtained, in the fourth quarter of 1996, within amounts previously established. Two other CPI-related actions were filed against Leader Federal, a subsidiary, and an unrelated insurance company in January 1996 and remain pending. One such case demands compensatory damages of $5,000 and punitive damages of $20 million, while the other seeks $10,000 in compensatory damages and $50 million in punitive damages.

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

BENJAMIN W. RAWLINS, JR.
Chairman and Chief Executive Officer

JACKSON W. MOORE
President and Chief Operating Officer

JACK W. PARKER
Executive Vice President and
Chief Financial Officer
JAMES A. GURLEY
Executive Vice President

M. KIRK WALTERS
Senior Vice President, Treasurer, and Chief Accounting Officer

                               BOARD OF DIRECTORS

ALBERT M. AUSTIN
Chairman of the Board
Cannon, Austin & Cannon, Inc.

EDGAR H. BAILEY
Vice Chairman of the Board
Union Planters Corporation

MARVIN E. BRUCE
Chairman of the Board (Retired)
TBC Corporation

GEORGE W. BRYAN
Senior Vice President
Sara Lee Corporation

ROBERT B. COLBERT, JR.
Chairman of the Board (Retired)
Signal Apparel Co., Inc.

JAMES E. HARWOOD
President
Sterling Equities

PARNELL S. LEWIS, JR.
President
Anderson-Tully Company

C. J. LOWRANCE III
President
Lowrance Brothers & Company Inc.

JACKSON W. MOORE
President and Chief Operating Officer
Union Planters Corporation
STANLEY D. OVERTON
Chairman of the Board
Union Planters Bank of
Middle Tennessee, N.A.

BENJAMIN W. RAWLINS, JR.
Chairman of the Board and
Chief Executive Officer
Union Planters Corporation

DR. V. LANE RAWLINS
President
The University of Memphis

DONALD F. SCHUPPE
DFS Service Company

MIKE P. STURDIVANT
President
Due West Gin Co., Inc.

RICHARD A. TRIPPEER, JR.
President
R. A. Trippeer, Inc.

SPENCE L. WILSON
President
Kemmons Wilson Companies

MILTON J. WOMACK
President
Milton J. Womack, Inc.
Chairman of the Board
Union Planters Bank of Louisiana

                              Union Planters Logo

                             CORPORATE INFORMATION

ANNUAL MEETING
Thursday, April 17, 1997 at 10 a.m.
Union Planters Administrative Center
Assembly Room C
7130 Goodlett Farms Parkway
Memphis, Tennessee 38018

CORPORATE OFFICES
7130 Goodlett Farms Parkway
Memphis, Tennessee 38018

CORPORATE MAILING ADDRESS
P. O. Box 387
Memphis, Tennessee 38147

WEB SITE
http://www.unionplanters.com

TRANSFER AGENT AND REGISTRAR
Union Planters National Bank
Corporate Trust Operations
6200 Poplar Avenue, Suite 300
Memphis, Tennessee 38119
(901) 580-5523

DIVIDEND PAYING AGENT
Union Planters National Bank
Corporate Trust Operations
6200 Poplar Avenue, Suite 300
Memphis, Tennessee 38119
(901) 580-5523

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP

STOCK AND OPTION LISTINGS
Common
  NYSE Symbol: UPC
  Wall Street Journal: UnPlantr
Series E Convertible Preferred
  NASDAQ NMS Symbol: UPCPO
  Wall Street Journal: UnPlantr pfE
Options
  Philadelphia Stock Exchange
FOR FINANCIAL INFORMATION, CONTACT
Jack W. Parker
Executive Vice President and
Chief Financial Officer
(901) 580-6781

FORM 10-K
Copies of the Corporation's
Annual Report on Form 10-K
as filed with the Securities
and Exchange Commission are
available on request by
calling the Corporate Marketing
Division at (901) 580-6604.

DIVIDEND REINVESTMENT AND
STOCK PURCHASE PLAN
The Plan allows Union Planters
shareholders to reinvest their
dividends in Union Planters
Common Stock at a 5% discount
from market. No brokerage
commissions or service charges
are paid by shareholders.
The Plan also permits those
participating in the Plan to
buy additional shares
with optional cash payments
and no brokerage commissions.
Full details are available
by calling (901) 580-5513 or
writing Union Planters
Corporate Trust Operations.

The Corporation's banking
subsidiaries are members of the
FDIC and are Equal Housing
Lenders. UPC and its subsidiaries
are Equal Opportunity Employers.

       THE NEW YORK STOCK EXCHANGE LOGO

UNION PLANTERS CORPORATION
P.O. BOX 387
MEMPHIS, TENNESSEE 38147