Form 10-K405, Exhibit 13
period 1997-12-31
UNION PLANTERS CORP
filed 1998-03-17
CIK 100893

                                                                      EXHIBIT 13


                                                                            1997

                                                                          ANNUAL

                                                                          REPORT


                                                                           UNION
                                                                        PLANTERS
                                                                     CORPORATION
                                                                            LOGO

                        UNION PLANTERS CORPORATION LOGO

                              MARKET AREAS SERVED

             Alabama, Arkansas, Florida, Illinois, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee, and Texas

Figure 1 - The inside front cover of Exhibit 13 (Union Planters Corporation's Annual Report to Shareholders for 1997) contains a map of the states of Alabama, Arkansas, Florida, Illinois, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee, and Texas showing the counties and parishes where Union Planters Corporation affiliates and pending acquisitions have banking locations and the headquarters for Union Planters Corporation.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                              FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------------------------
DECEMBER 31,                                                     1997          1996       % CHANGE
--------------------------------------------------------------------------------------------------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                          SHARE DATA)
FOR THE YEAR
  Net earnings                                                $   208,761   $   171,474     21.74%
PER COMMON SHARE
  Net earnings
    Basic                                                     $      2.54   $      2.13     19.25%
    Diluted                                                          2.45          2.05     19.51
  Cash dividends                                                    1.495          1.08     38.43
  Book value                                                        20.72         19.57      5.88
AT YEAR END
  Total assets                                                $18,105,079   $18,330,588     (1.23)%
  Earning assets                                               16,398,087    16,561,265     (0.99)
  Loans, net of unearned income                                12,658,564    12,578,571      0.64
  Allowance for losses on loans                                   225,389       189,118     19.18
  Total deposits                                               13,440,269    13,514,144     (0.55)
  Shareholders' equity                                          1,746,866     1,618,883      7.91
  Common shares outstanding (in thousands)                         81,651        78,447      4.08
KEY RATIOS
  Return on average assets                                           1.16%          .94%
  Return on average common equity                                   12.54         11.38
  Net interest income (taxable-equivalent) as a percentage
    of average earning assets                                        4.79          4.56
  Expense ratio                                                      1.54          1.61
  Efficiency ratio                                                  54.84         56.94
  Allowance for losses on loans as a percentage of loans             1.99          1.72
  Nonperforming loans as a percentage of loans                        .92           .91
  Allowance for losses on loans as a percentage of
    nonperforming loans                                               215           188
  Nonperforming assets as a percentage of loans and
    foreclosed properties                                            1.13          1.21
  Shareholders' equity to total assets                               9.65          8.83
  Leverage ratio                                                    10.48          9.50
  Tier 1 capital to risk-weighted assets                            15.51         14.92
  Total capital to risk-weighted assets                             18.12         17.60

--------------------------------------------------------------------------------------------------

                                    CONTENTS

                                                                PAGE
                                                                ----
Letter to Shareholders......................................      2
Economic Overview of Markets Served.........................      4
Selected Financial Data.....................................      8
Management's Discussion and Analysis of Results of
  Operations and Financial Condition........................      9
Financial Tables............................................     26
Selected Quarterly Data.....................................     36
Banks and Communities Served................................     39
Report of Management........................................     40
Report of Independent Accountants...........................     41
Consolidated Financial Statements...........................     42
Notes to Consolidated Financial Statements..................     46
Executive Officers and Board of Directors...................     72

TO OUR SHAREHOLDERS

     We are pleased to present this 1997 Annual Report. It was a busy and productive year for the Company. We increased our presence and market share through in-market mergers in Tennessee, Mississippi, and Louisiana, and entered the state of Florida through a very attractive franchise in Miami. Our core earnings and financial performance remain excellent. Through the first three quarters of 1997, we exceeded our long-term goal of top quartile performances in both return on assets and return on equity. These comments should be taken together with the financial statements and management's discussion and analysis on the following pages.

FINANCIAL RESULTS

     Net earnings for the year were $208.8 million or $2.45 per diluted share compared to net earnings of $171.5 million or $2.05 per diluted share in 1996. The results reflect the acquisitions of five financial institutions during 1997 and include significant merger-related and other charges in both years. They understate both our current core and future earnings capacity given the significant charges and the fact that there was no opportunity to fully integrate the fourth quarter acquisitions. After adjusting for the fourth quarter charges, we finished the year on budget.

     Net interest income for the year was $770.4 million compared to $744.9 million in 1996. The increase is attributable to loan growth funded by maturities and sales of lower yielding investment securities and reductions in short-term borrowings. The net interest margin for the year was 4.79% compared to 4.56% in 1996. We were pleased with this 23 basis point improvement and with the level of our margin.

     The provision for losses on loans for 1997 was $113.6 million compared to $68.9 million for 1996. The increase relates primarily to the fourth quarter acquisitions and the credit card portfolio.

     Noninterest income for the year increased to $361.6 million versus $320.5 million in 1996. Increases were in service charges, bank cards, brokerage, annuities, mortgage loan sales, and gain on sale of branches. Mortgage loan prepayments at higher than expected levels caused a decline in mortgage servicing income. Noninterest expense for the year was $697.7 million compared to $731.8 million in 1996. Included in 1997 were $46.2 million of merger-related charges and $16.7 million of charges related to the consolidation of most of the Corporation's banking subsidiaries into our lead bank, Union Planters Bank, N.A.

FRANCHISE GROWTH

     Growth of our banking franchise continued in 1997 with the addition of the $1.2 billion Hattiesburg, Mississippi-based Magna Bancorp, Inc. (Magna) and the $2.2 billion Miami, Florida-based Capital Bancorp and several smaller in-market acquisitions. With a very attractive deposit base and a high-yield loan product, Magna has been a very strong earnings performer. Geographically, Magna provides us a presence in Mobile, Alabama and greatly strengthens our presence throughout the southeast quadrant of Mississippi and along the Gulf Coast. Capital Bancorp gives us a presence in the fast growing Florida market, a Miami-based platform for trade finance activities, and a majority ownership in a highly profitable, fast growing commercial finance subsidiary, Capital Factors, Inc. Other mergers were all in-market last year and included the Whiteville Bank in Whiteville, Tennessee; Selmer Bank and Trust Company in Selmer, Tennessee; and Acadian Bank in Thibodaux, Louisiana. On January 1, 1998, the Corporation completed the acquisition of First Savings Bank in Mt. Vernon, Missouri.

     Union Planters Corporation ended the year with $18.1 billion in total assets, an increase of 19% over the originally reported year end 1996 total assets of $15.2 billion. We now serve customers in eight states with 514 banking locations and 651 automated teller machines.

     At year end the Corporation ranked 41st among the nation's 50 largest bank holding companies. Our breakdown of loans and deposits by state as of December 31, 1997 is as follows:

        STATE           LOANS      DEPOSITS
---------------------  -------     ---------
                       (DOLLARS IN MILLIONS)
Tennessee............  $6,307       $6,696
Mississippi..........   2,407        2,931
Florida..............   1,618        1,290
Missouri.............     884        1,022
Arkansas.............     520          603
Louisiana............     509          605
Alabama..............     335          417
Kentucky.............      88          105

PENDING ACQUISITIONS

     The Corporation currently has ten pending acquisitions, the largest two being the $7.1 bil-lion Magna Group, Inc. (MGR), headquartered in St. Louis, Missouri and the $1.5 billion Peoples First Corporation in Paducah, Kentucky. MGR will strengthen our presence in the state of Missouri where at year end we had $1 billion in deposits, and give us the third largest market share in metropolitan St. Louis. Peoples has the number one deposit market share in Paducah, Kentucky with 40%, and fits very nicely with our strong presence in northwest Tennessee and southeast Missouri. We will continue to look for acquisition opportunities to build market share in those areas where we operate.

STRONG BALANCE SHEET

     We remain largely a core-deposit funded organization. Leverage is minimal when compared with our peer group. Credit quality remains good. On a larger loan portfolio, net charge-offs for the year were $80.6 million compared to $64.7 million in 1996. At December 31, 1997 the allowance for losses on loans was $225.4 million or 1.99% of loans and 215% of nonperforming loans.

     Shareholders' equity at year end was a record $1.7 billion and represented 9.7% of total assets. Tier I regulatory capital was $1.9 billion giving us a leverage ratio of 10.5%, a Tier I risk-based capital ratio of 15.5%, and a total risk-based capital ratio of 18.1%. These ratios are all substantially in excess of required regulatory minimums.

S & P MID CAP INDEX

     In April 1997 the Corporation was promoted to the Standard & Poor's Mid Cap 400 Index. The S & P indices are widely considered key barometers of stock market activity and performance benchmarks for money managers. Our current market capitalization is approximately $5 billion and is the largest of any Tennessee-headquartered bank holding company and one of the largest in the Southeastern region.

QUARTERLY DIVIDEND INCREASE

     Reflecting our strong capital position and confidence in core earnings, our quarterly common stock dividend was increased three times in 1997 and is currently $.50 per share, an increase of 56% from a year ago. Our dividend policy targets a 40 to 60% earnings payout ratio.

DIRECTORS

     Following the completion of our acquisition of Magna Bancorp, Inc. in the fourth quarter, David M. Thomas, former President and Director of Magnolia Federal Bank for Savings, joined the Corporation's Board of Directors and we welcome his experience.

     We want to express our sincere appreciation for the service of Mike Sturdivant upon his retirement from our Board. Mr. Sturdivant joined our Board in 1987 as a result of our affiliation with the former United Southern Bank in Clarksdale, Mississippi. His maternal grandfather, Edward P. Peacock, was President of Union Planters National Bank from 1930 to 1932 during the Depression. Edgar H. Bailey is also retiring this year. Mr. Bailey joined our Board in 1996 following our affiliation with Leader Financial Corporation. Leader was headquartered in Memphis and the largest thrift institution in the state of Tennessee. We want to thank Mr. Bailey for his years of service to Leader and for his advice and counsel as we integrated our two organizations.

OUTLOOK

     With the change in the national banking laws and following the lead of our peers, we have merged the majority of our banking subsidiaries with Union Planters Bank, N.A. This change will not affect our community banking focus and officer leadership at the community level and will allow us to achieve the operating efficiencies from combining certain back office support functions.

     Loans are expected to grow 5 to 8% in our markets and we have recently introduced a number of new insurance products that will allow us to leverage our convenient retail branch locations and increase noninterest income. We move into 1998 with solid core earnings, very sound loan loss reserves, and one of the strongest capital bases in the country.

     We welcome all our new shareholders and invite you to participate in our dividend reinvestment program.

     Thank you for your continued support.
Yours very truly,

/s/ BENJAMIN W. RAWLINS, JR.
Benjamin W. Rawlins, Jr.
Chairman and Chief Executive Officer

                      ECONOMIC OVERVIEW OF MARKETS SERVED

     In the world of financial services, we are all too accustomed to outside forces -- non-bank competition, interest rates, shareholder expectations, customer demands . . . the list goes on. These forces are behind the remarkable expansion that Union Planters has experienced since the mid-1980s, and continues to enjoy today -- on the edge of a new century. In responding to outside forces we become a force of our own, able to provide more opportunities for our employees, stellar service to our customers, and attractive returns for our shareholders. One of those outside forces is the economic health of our markets. Union Planters serves customers in an eight-state region across the southeastern United States. This region figures prominently in the nation's transport and shipping, manufacturing, agriculture, and food processing industries. The development and growth taking place in each of our market states continues to affect our organization in positive ways. A breakdown of each Union Planters market and that state's primary industries and other demographic data follows.

     Key components of the regional economy include manufacturing, wholesale and retail trade, a rapidly expanding service sector, mining and petroleum/natural gas extraction, tourism and entertainment, and diverse agricultural production. Generally, the region can be characterized as having lower than average taxes, a low to moderate cost of living, low population density, a high overall quality of life, and a mild climate. These factors, combined with competitive corporate tax structures and government initiatives, have attracted many industries to southern locations in the last decade. Manufacturing comprises a larger than average part of the economy for most states in the region. The economic components for each of the states and key performance measures are shown below:

                     REAL GROSS STATE PRODUCT BY COMPONENT

                                            TN    MS    FL    MO    LA    AR    AL    KY
                                            ---   ---   ---   ---   ---   ---   ---   ---
Agriculture...............................   1%    3%    2%    2%    1%    5%    2%    3%
Construction..............................   4     4     5     4     4     4     4     4
Financial.................................  13    11    22    15    13    11    12    11
Government................................  11    14    12    11    11    11    15    13
Manufacturing.............................  24    23     9    21    16    24    23    26
Mining....................................  --     1    --    --    12     1     2     4
Services..................................  18    15    21    18    17    14    15    14
Trade.....................................  20    16    19    18    15    17    17    15
Transportation, Communication, and
  Utilities...............................   9    13    10    11    11    13    10    10

                            KEY PERFORMANCE MEASURES

                                                                    GROSS           STATE
                                 EMPLOYMENT     RETAIL SALES    STATE PRODUCT    UNEMPLOYMENT
                                ANNUAL GROWTH   ANNUAL GROWTH   ANNUAL GROWTH     RATE AS OF
                                  1992-1997       1992-1997       1992-1997     DECEMBER, 1997
                                -------------   -------------   -------------   --------------
Tennessee.....................      2.65%           7.04%           3.74%            5.0%
Mississippi...................      1.80            5.41            2.82             5.0
Florida.......................      2.48            7.45            3.86             4.7
Missouri......................      1.95            7.37            3.61             4.0
Louisiana.....................      1.29            5.27            3.29             5.7
Arkansas......................      2.06            7.64            3.66             5.0
Alabama.......................      2.01            6.65            2.84             4.5
Kentucky......................      2.05            6.45            3.64             4.6
UPC States....................      2.04            6.66            3.43             4.8
All States....................      1.82            5.66            2.98             4.7

TENNESSEE

     Tennessee represents the largest customer base. A population of about 5.4 million ranks Tennessee 17th in the U.S. Manufacturing employs about 19% of the
2.6 million workers in the state, the highest percentage of any business sector, but a decline from 27% just twelve years ago. Transportation equipment and machinery, metal products, and printing/publishing contribute significantly to the manufacturing sector. Retail trade and a large service sector also measure heavily in the state's economy. Some plant layoffs took place in the industrial sector during 1997, and as a result, the remarkable growth experienced by the state for the last several years slowed in early 1997. Bright prospects in the transportation equipment manufacturing sector partially offset these events. Auto manufacturers have moved many facilities to Tennessee in response to lower costs and tax incentives. Auto body parts and components made in Tennessee are in demand for local assembly plants. Additionally, exports of automobile parts to Canada, Mexico, and Japan surged beginning in 1996.

     Nashville, a fast-growing manufacturing and service center, is the largest metropolitan area in Tennessee with about 1.1 million people or 21% of the state's population. The Nashville Health Care Council, founded in 1995, has helped Nashville attract many major health care players including PhyCor, Columbia Healthcare, Quorum Health Group, and Vanderbilt University Health Center.

     Memphis, Union Planters corporate headquarters, is the second largest metropolitan area in the state. Only slightly smaller than Nashville, Memphis is less dependent on manufacturing and services. Centralized in the Southern U.S. with a Mississippi riverport and mild year-round climate, the city has developed into an important distribution center. Federal Express, the area's largest employer, will soon finish construction of a 501,000 square foot computer development center. UPS is planning expansion of operations into an 84 acre facility here.

MISSISSIPPI

     Mississippi ranks second in total customers deposits and loans. With a population of about 2.7 million, Mississippi ranks 31st among U.S. states. Jackson, Hattiesburg, and Biloxi/Gulfport are the states population centers along with the Memphis area in Northern Mississippi which includes the fast growing communities of Southaven and Olive Branch. Traditionally, the state has depended heavily on manufacturing and agriculture. Since approval of riverboat gambling in 1992, gaming and tourism have contributed to rapid growth of nearly 40% in the service sector. Growth in Mississippi's gaming industry will likely slow as market saturation sets in and competition from surrounding states, most notably Louisiana, lures customers away. Employment gains stimulated by the gaming sector and reinvestment of increased tax revenue in infrastructure should positively impact the state. Mississippi is still working to overcome the lowest per capita income, one of the lowest educational attainment rates and highest public assistance rates in the nation.

     Though not as dominant as in the past, manufacturing still comprises the largest portion of gross state product (GSP) at about 23%. Given the large agricultural and forested areas present, it is no surprise that food, food products, lumber, wood products, and furniture dominate the manufacturing base. Apparel and electrical machinery are important here as well. Migration of manufacturing abroad due to cheaper labor and falling trade barriers has become a serious concern for manufacturing here as it has elsewhere. Other industries should fare better. Food processing and wood products in particular should not experience great international competition.

FLORIDA

     Union Planters entered the Miami, Florida market in 1997 with the acquisition of Capital Bancorp. Florida is the most populous of Union Planters' market states with 14.4 million residents (fourth among U.S. states). The population of the Miami area is about 2.1 million, making it 24th among U.S. cities and second to St. Louis in size among Union Planters metropolitan areas. Miami is an important hub of international trade, especially with Latin America and the Caribbean. Growth in trade has been remarkable, from estimated levels of about $1 billion in the 1970s to $34 billion in 1996. Indications are that strong growth continued through 1997. About 350 multinational corporations have operations in the area. Tourism is also important with over half of all tourists visiting from foreign countries, which contributes further to the city's international nature.

MISSOURI

     Missouri is the 16th largest state with a total population of 5.4 million and ranks fourth in deposits and loans among Union Planters' states. The primary portions of the state served are the southern and eastern areas. This area is more industrial and less agricultural than the northern and western portions. Retail trade, services, and manufacturing are the largest three components of the state's economy.

While manufacturing employs a slightly larger than average percentage of the state's work force (15.6%), the service sector has accounted for over 40% of job creation in the state since 1992. Manufacturing employment was down by .11% during this same period. Overall growth for the state has been slow but steady. Since 1992, GSP has increased at a rate of 3.61% and employment grew at 1.95%, both above the national averages of 2.98% and 1.82%, respectively. One potentially growth-limiting factor is labor availability. Low unemployment and
 .8% five year population growth have resulted in tight labor markets.

     St. Louis is the largest metropolitan area in the state and has the highest population of any Union Planters' market at 2.56 million. Durable goods manufacturing, health care services, retail trade, and transportation form a large part of the area's economic base. Business developments in 1997 have been more positive than expected for the area; Ralston Purina has chosen to maintain offices here, ending a search for a new site. The Boeing/McDonnell Douglas merger approved in July is expected to boost military contract business, and Ford announced plans to shift production of the Explorer to the Aerostar plant in the suburb of Hazelwood, replacing discontinued mini-van production. Annual employment growth was .9% from 1990 to 1994 but subsequently has jumped to 2.7%. Fortune magazine recently ranked St. Louis sixth among U.S. cities in a survey of best cities in which to balance work and family life.

LOUISIANA

     Louisiana is the 22nd most populous state at about 4.4 million people and ranks fifth in assets and deposits among Union Planters states. Baton Rouge, the state's capital, is Union Planters' main market in the state. Five year growth of GSP has been above the national rate, but employment growth has been below the national average. The petrochemical industry is important to the area but the state government, Louisiana State University, and a growing service economy buffer the industry's effect on the local economy.

     Additionally, dependence on the petroleum and natural gas industry has declined since the "boom" days. Mining and drilling employ about 2.8% of the states workforce and chemical manufacturing employs another 1.6%. For comparison, in 1981 mining employment alone accounted for 6.1% of payrolls. Job growth has been above the national average for the last two years due to growth in manufacturing and service economies and to significant construction projects. The Greater Baton Rouge Airport District expansion is a $100 million project. Exxon is undergoing a $184 million project and many smaller projects were announced in 1997. Increased Latin American exports should contribute to growth at the Port of Baton Rouge, already the nation's fifth largest.

ARKANSAS

     Arkansas is Union Planters' sixth largest deposit and loan market and ranks 33rd in population among U.S. states at about 2.53 million. Manufacturing is even more dominant here than in Mississippi at 24% of GSP and 23.1% of total employment. Like Mississippi, there are concentrations in the food and food products and lumber and wood products industries. Poultry processing is the state's largest manufacturing industry with poultry giant Tyson Foods headquartered in Arkansas. Timber and wood products is the second largest manufacturing industry. Over half the state's land is forested, much of it with harvestable pine. Electrical machinery, metals, and leather goods also represent large portions of the manufacturing base.

     Employment growth in Arkansas has exceeded the overall U.S. for many years with state unemployment dropping from 8.77% in 1986 to 5.0% in December 1997. Weak population growth and skilled labor shortages are two variables that may limit growth in Arkansas at least for the short term. Construction and other skilled labor saw increases in the wake of severe tornadoes that swept through the state in the spring of 1997. West Memphis, part of the Memphis metropolitan area, and Jonesboro constitute the most significant population centers of Union Planters' Arkansas markets, with significant portions of the more rural part of the state balancing the bank's market there.

ALABAMA

     Alabama ranks seventh largest in terms of deposits among Union Planters' market states and is the 23rd most populous in the U.S. with 4.3 million residents. The major Union Planters' markets in the state are in the northern third and the southernmost regions. Manufacturing employs over 20% of the state's workers with concentrations in apparel, textiles, wood products, food products, and non-electrical machinery. Recent years have seen the emergence of the importance of transportation equipment, and both foreign and domestic manufacturers continue to move facilities here. Five year employment growth has exceeded the national average with the service economy increasing its share. Since 1994 there has been some weakness in the state's manufacturing sector and international pressures continue to threaten the textile/apparel industry. Recent months have brought good news, especially in the Mobile area with Mitsubishi Materials opening a large plant and local expansions announced by International Paper, Mobile Aerospace, and several chemical companies. Recently Mobile ranked 11th among U.S. cities in a Time Magazine feature on "hottest places" for job opportunities.

KENTUCKY

     With 3.9 million residents, Kentucky is the 24th most populous U.S. state and eighth of Union Planters' markets when ranked by deposits and loans. Though fairly diverse, the state's economy has above average concentrations in manufacturing and agricultural employment. GSP grew at an annual rate of about 3.64% for the last five years, well above the national average. Employment growth of 2.05% for five years also compares favorably to the national average. Unlike most markets, manufacturing growth has contributed to job creation in Kentucky with five year growth of about 1.5%. Since manufacturing jobs are typically higher paying, they are likely to impact future growth more favorably. Location and government are key to the areas attractiveness; low labor costs and low business taxes along with high quality of life and low housing costs have made Kentucky attractive to companies relocating to the South.

SUMMARY

     Overall economic performance for the market area has been slightly stronger than the U.S. for the last few years and should remain so. Manufacturing will continue to play the most important role for this region. Foreign competition is a concern for this sector, particularly the textiles and apparel industries. Fortunately, industries key to the region, including food processing, wood and wood products, and transportation equipment have more favorable outlooks than manufacturing as a whole. Factors that have made the region attractive for industries seeking to relocate are still in place and improvements in infrastructure should remove some of the previous barriers to growth. The region is in position to increase its important role as a transport and shipping center and benefit from increased commerce. Additionally, recent acquisitions have placed Union Planters in a position to benefit from international trade, especially with Latin American and Caribbean trading partners. Overall, the region should continue to provide a solid banking environment with strong growth potential.

                                          James K. Plunkett
                                          Senior Vice President
                                          Funds Management Division

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA

                                                                                 YEARS ENDED DECEMBER 31, (1)
                                                              -------------------------------------------------------------------
                                                                 1997          1996          1995          1994          1993
                                                              -----------   -----------   -----------   -----------   -----------
                                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Net interest income.......................................  $   770,385   $   744,852   $   669,451   $   627,439   $   558,036
  Provision for losses on loans.............................      113,633        68,948        33,917        15,989        35,235
  Investment securities gains (losses)......................        2,104         4,099         1,433       (21,302)        6,686
  Other noninterest income..................................      359,506       316,403       292,277       237,129       228,996
  Noninterest expense.......................................      697,704       731,817       607,189       634,965       550,045
                                                              -----------   -----------   -----------   -----------   -----------
  Earnings before income taxes, extraordinary item, and
    accounting changes......................................      320,658       264,589       322,055       192,312       208,438
  Applicable income taxes...................................      111,897        93,115       110,799        63,058        66,570
                                                              -----------   -----------   -----------   -----------   -----------
  Earnings before extraordinary item and accounting
    changes.................................................      208,761       171,474       211,256       129,254       141,868
  Extraordinary item and accounting changes, net of taxes...           --            --            --            --         4,505
                                                              -----------   -----------   -----------   -----------   -----------
  Net earnings..............................................  $   208,761   $   171,474   $   211,256   $   129,254   $   146,373
                                                              ===========   ===========   ===========   ===========   ===========
PER COMMON SHARE DATA(2)
  Basic
    Earnings before extraordinary item and accounting
      changes...............................................  $      2.54   $      2.13   $      2.79   $      1.67   $      2.19
    Net earnings............................................         2.54          2.13          2.79          1.67          2.27
  Diluted
    Earnings before extraordinary item and accounting
      changes...............................................         2.45          2.05          2.66          1.63          2.13
    Net earnings............................................         2.45          2.05          2.66          1.63          2.21
  Cash dividends............................................        1.495          1.08           .98           .88           .72
  Book value................................................        20.72         19.57         18.34         15.28         14.50
BALANCE SHEET DATA (AT PERIOD END)
  Total assets..............................................  $18,105,079   $18,330,588   $17,182,861   $15,893,162   $14,180,524
  Loans, net of unearned income.............................   12,658,564    12,578,571    10,917,307    10,074,458     8,077,152
  Allowance for losses on loans.............................      225,389       189,118       179,968       174,604       172,330
  Investment securities.....................................    3,247,680     3,387,217     3,970,036     4,016,506     4,124,679
  Total deposits............................................   13,440,269    13,514,144    13,047,488    12,506,212    11,732,707
  Short-term borrowings.....................................      831,627       961,051       974,416       887,074       392,980
  Long-term debt(3)
    Parent company..........................................      373,746       373,459       214,758       114,790       114,729
    Subsidiary banks........................................    1,176,158     1,332,534     1,087,273       819,982       481,193
  Total shareholders' equity................................    1,746,866     1,618,883     1,450,546     1,202,686     1,111,158
  Average assets............................................   17,991,160    18,202,355    16,263,164    15,472,568    13,823,185
  Average shareholders' equity..............................    1,690,992     1,533,348     1,334,995     1,226,852       973,087
  Average shares outstanding (in thousands)(2)
    Basic...................................................       80,336        77,240        72,512        71,678        56,169
    Diluted.................................................       85,195        83,542        78,798        77,579        60,832
PROFITABILITY AND CAPITAL RATIOS
  Return on average assets..................................         1.16%          .94%         1.30%          .84%         1.06%
  Return on average common equity...........................        12.54         11.38         16.56         10.74         15.88
  Net interest income (taxable-equivalent)/average earning
    assets(4)...............................................         4.79          4.56          4.60          4.56          4.58
  Loans/deposits............................................        94.18         93.08         83.67         80.56         68.84
  Common and preferred dividend payout ratio................        54.96         44.57         29.25         35.03         24.42
  Equity/assets (period end)................................         9.65          8.83          8.44          7.57          7.84
  Average shareholders' equity/average total assets.........         9.40          8.42          8.21          7.93          7.04
  Leverage ratio............................................        10.48          9.50          8.11          7.56          7.73
  Tier 1 capital/risk-weighted assets.......................        15.51         14.92         13.28         12.58         13.65
  Total capital/risk-weighted assets........................        18.12         17.60         16.21         14.67         15.92
CREDIT QUALITY RATIOS(5)
  Allowance/period end loans................................         1.99          1.72          1.82          1.87          2.27
  Nonperforming loans/total loans...........................          .92           .91           .85           .74          1.18
  Allowance/nonperforming loans.............................          215           188           213           252           193
  Nonperforming assets/loans and foreclosed properties......         1.13          1.21          1.09          1.08          1.76
  Provision/average loans...................................         1.01           .65           .35           .19           .47
  Net charge-offs/average loans.............................          .72           .61           .32           .27           .34

---------------

(1) Reference is made to "Basis of Presentation" in Note 1 to the Corporation's consolidated financial statements.
(2) Share and per share amounts have been retroactively restated for significant acquisitions accounted for as poolings of interests and to reflect the change in presentation of EPS as discussed in Note 16 to the consolidated financial statements.
(3) Long-term debt includes Medium-Term Bank Notes, Federal Home Loan Bank
    (FHLB) advances, Trust Preferred Securities, variable rate asset-backed certificates, subordinated notes and debentures, obligations under capital leases, mortgage indebtedness, and notes payable with maturities greater than one year.
(4) Average balances and calculations exclude the impact of the net unrealized gains or losses on available for sale securities.
(5) FHA/VA government-insured/guaranteed loans have been excluded, since they represent minimal credit risk to the Corporation. See Tables 9 and 10 and the "Loans" discussion which follow.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

     This section of the Annual Report provides a narrative discussion and analysis of the major trends affecting the results of operations and financial condition of Union Planters Corporation (the Corporation or Union Planters). The discussion should be read with the consolidated financial statements and accompanying notes beginning on page 40 and the financial tables at the end of this discussion.

THE COMPANY

     Union Planters is an $18.1-billion, multi-state bank holding company whose primary business is banking. The Corporation is the largest bank holding company headquartered in Tennessee and is one of the fifty largest bank holding companies headquartered in the United States. Union Planters Bank, National Association (Union Planters Bank or UPB), headquartered in Memphis, Tennessee, is the Corporation's largest subsidiary. The principal banking markets of the Corporation are in Tennessee, Mississippi, Florida, Missouri, Arkansas, Louisiana, Alabama, and Kentucky. With the completion of ten pending acquisitions, the Corporation will expand in existing markets in Missouri, Kentucky, Florida, Tennessee, and Alabama and expand into new markets in Illinois, Iowa, and Texas (see the "Acquisitions" discussion). The Corporation's existing market areas are served by 514 banking offices and 651 ATMs. The map on the inside front cover of this report, Table 15, and the listing of Communities Served on page 39 provide information regarding the size, locations, and markets served by the Corporation's banking subsidiaries. A majority-owned subsidiary of the Corporation's Florida banking subsidiary, which was acquired December 31, 1997, Capital Factors, Inc. (Capital Factors), provides receivable-based commercial financing and related fee-based credit, collection, and management information services through four regional offices located in New York, New York; Los Angeles, California; Charlotte, North Carolina; and its headquarters in South Florida (Boca Raton, Florida) and an asset-based lending office in Atlanta, Georgia.

     As part of the Corporation's banking services, its subsidiaries are engaged in factoring operations; mortgage origination and servicing; investment management and trust services; the issuance of credit and debit cards; the origination, packaging, and securitization of loans, primarily the government-guaranteed portions of Small Business Administration (SBA) loans; the purchase of delinquent FHA/VA government-insured/guaranteed loans from third parties and GNMA pools serviced for others; full-service and discount brokerage services; commercial finance business; trade-finance activities; and the sale of bank-eligible insurance products and services.

OVERVIEW

     Net earnings for 1997 were $208.8 million, a $37.3 million, or 22%, increase from $171.5 million in 1996. Basic and diluted earnings per share for the year were $2.54 and $2.45, respectively, which were both increases of 19% over $2.13 and $2.05, respectively, for 1996. Return on average assets (ROA) was 1.16% in 1997 compared to .94% in 1996. Return on average common equity (ROE) increased to 12.54% in 1997 from 11.38% in 1996.

     Significant pretax items which adversely impacted 1997 results include the following: (i) $46.2 million of merger-related charges; (ii) $16.7 million of charges related to the consolidation of substantially all of the Corporation's banking subsidiaries into its lead bank, Union Planters Bank; and (iii) a $44.7 million increase in the provision for losses on loans related primarily to acquisitions and the credit card portfolio. These items were partially offset by gains on the sale of branches of $15.8 million and investment securities gains of $2.1 million. Reference is made to Table 1 which presents a comparison of the Corporation's results for the past five years identifying significant items impacting net earnings. Excluding the significant items impacting 1997 results, earnings would have been approximately $241.7 million.

     Results for 1996 were similarly impacted. The significant pretax charges included the following items: (i) $52.8 million of merger-related charges; (ii) $28.2 million related to special legislation which required financial institutions to pay a one-time assessment on deposits insured by the Savings Association Insurance Fund (SAIF); (iii) $19.8 million of provisions for losses on FHA/VA foreclosure claims of an acquired entity; and (iv) $19.4 million of write-offs of intangibles. These items were partially offset by gains on the sale of branches and other selected assets of $7.2 million, investment securities gains of $4.1 million, and a one-time court-awarded trust fee of $1.3 million. Excluding these significant items, earnings for 1996 would have been approximately $241.8 million.

     A more detailed discussion and analysis of the 1997 results of operations and financial condition follows.

FORWARD-LOOKING INFORMATION

     Certain of the information included in this discussion constitutes forward-looking statements and information that are based on management's belief as well as certain assumptions made by, and information currently available to management. Specifically, this Annual Report contains forward-looking statements with respect to the effects of projected changes in interest rates; the adequacy of the allowance for losses on loans; the effect of legal proceedings on the Corporation's financial condition, results of operations, and liquidity; estimated charges related to pending acquisitions; estimated cost savings related to the integration of completed acquisitions and the consolidation of banking subsidiaries; and Year-2000 data systems compliance issues. When used in this discussion, the words "anticipate," "project," "expect," "believe," and similar expressions are intended to identify forward-looking statements. Although management of the Corporation believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations and projections will prove to have been correct. Such forward-looking statements are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks materialize, or should such underlying assumptions prove to be incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Among key factors that may have a direct bearing on the Corporation's operating results are fluctuations in the economy; the relative strengths and weakness in the consumer and commercial credit sectors and in the real estate market; the actions taken by the Federal Reserve for the purpose of managing the economy; the Corporation's ability to realize anticipated cost savings related to both recently completed acquisitions, pending acquisitions, and the consolidation of subsidiary banks; the ability of the Corporation to achieve anticipated revenue enhancements; its success in assimilating acquired operations into the Corporation's culture, including its ability to instill the Corporation's credit culture and approach to operating efficiencies into acquired operations; the continued growth of the markets in which the Corporation operates consistent with recent historical experience; the absence of undisclosed material contingencies inherent in acquired operations including asset quality and litigation contingencies; the enactment of federal legislation impacting the operations of the Corporation; and the Corporation's ability to expand into new markets and to maintain profit margins in the face of pricing pressure. Moreover, the outcome of litigation is inherently uncertain and depends on judicial interpretations of law, the exercise of judicial discretion and the findings of judges and juries.

ACQUISITIONS

     Acquisitions have been, and are expected to continue to be a significant part of the Corporation's growth and have enhanced the market positions of the Corporation in the various states which it serves. The Corporation has completed 41 acquisitions over the past five years adding approximately $14.5 billion in total assets. Subsequent to December 31, 1997, the Corporation completed a $373.8 million acquisition of a savings and loan holding company and as of March 3, 1998, the Corporation had ten pending acquisitions which, if consummated, would add approximately $10.4 billion in total assets (see Note 2 to the consolidated financial statements). The tables below provide a summary of the acquisitions completed over the last three years and a summary of the pending acquisitions.

                           UNION PLANTERS CORPORATION
                  ACQUISITIONS COMPLETED SINCE JANUARY 1, 1995

         INSTITUTION ACQUIRED            DATE       STATE        ASSETS                    CONSIDERATION
---------------------------------------  -----   ------------  ----------   --------------------------------------------
                                                               (MILLIONS)
First State Bancorporation, Inc.          7/95   Tennessee      $  116.2       .4   million shares of Series E preferred
Planters Bank and Trust Company           9/95   Arkansas           59.0       .3   million shares of common stock
Capital Bancorporation, Inc.             12/95   Missouri        1,105.1      4.1   million shares of common stock
First Bancshares of Eastern Arkansas,
  Inc.                                    1/96   Arkansas           64.1    $10.9   million cash
First Bancshares of N. E. Arkansas,
  Inc.                                    1/96   Arkansas           65.4    $ 9.2   million cash
Leader Financial Corporation             10/96   Tennessee       3,410.9     15.3   million shares of common stock
Franklin Financial Group, Inc.           10/96   Tennessee         137.1       .7   million shares of common stock
Valley Federal Savings Bank              10/96   Alabama           122.1       .4   million shares of common stock
BancAlabama, Inc.                        10/96   Alabama            97.9       .4   million shares of common stock
Financial Bancshares, Inc.               12/96   Missouri          325.9      1.2   million shares of common stock
PFIC Corporation                          2/97   Tennessee           4.2       .1   million shares of common stock
SBT Bancshares, Inc.                     10/97   Tennessee          98.8       .6   million shares of common stock
Citizens of Hardeman County Financial
  Services, Inc.                         10/97   Tennessee          62.0       .2   million shares of common stock
Magna Bancorp, Inc.                      11/97   Mississippi     1,190.5      7.1   million shares of common stock
First Acadian Bancshares, Inc.           12/97   Louisiana          81.2       .3   million shares of common stock
Capital Bancorp                          12/97   Florida         2,155.6      6.5   million shares of common stock
Sho-Me Financial Corp.                    1/98   Missouri          373.8      1.2   million shares of common stock
                                                                --------
        Total assets of completed transactions                  $9,469.8
                                                                ========

                                         ACCOUNTING
         INSTITUTION ACQUIRED              METHOD
---------------------------------------  ----------

First State Bancorporation, Inc.         Purchase
Planters Bank and Trust Company          Pooling
Capital Bancorporation, Inc.             Pooling
First Bancshares of Eastern Arkansas,
  Inc.                                   Purchase
First Bancshares of N. E. Arkansas,
  Inc.                                   Purchase
Leader Financial Corporation             Pooling
Franklin Financial Group, Inc.           Pooling
Valley Federal Savings Bank              Pooling
BancAlabama, Inc.                        Pooling
Financial Bancshares, Inc.               Pooling
PFIC Corporation                         Purchase
SBT Bancshares, Inc.                     Pooling
Citizens of Hardeman County Financial
  Services, Inc.                         Pooling
Magna Bancorp, Inc.                      Pooling
First Acadian Bancshares, Inc.           Pooling
Capital Bancorp                          Pooling
Sho-Me Financial Corp.                   Purchase
        Total assets of completed trans

                           UNION PLANTERS CORPORATION
              SUMMARY OF PENDING ACQUISITIONS AS OF MARCH 3, 1998

                                                      AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1997
                                               ------------------------------------------------------------
                                                                                 ALL OTHER        TOTAL
                                                   MAGNA        PEOPLES FIRST     PENDING        PENDING
                                               GROUP, INC.(1)    CORPORATION    ACQUISITIONS   ACQUISITIONS
                                               --------------   -------------   ------------   ------------
                                                             (DOLLARS AND SHARES IN MILLIONS)
Loans........................................      $4,484          $1,104          $1,164        $ 6,752
Allowance for losses on loans................          59              16              14             89
Investment securities........................       1,989             316             444          2,749
Total assets.................................       7,075           1,501           1,810         10,386
Total deposits...............................       5,436           1,177           1,512          8,125
Shareholders' equity.........................         626             155             203            984
Shareholders' equity to total assets.........        8.85%          10.31%          11.22%          9.47%
Net earnings.................................      $   73          $   16          $   22        $   111
Approximate common shares to be issued.......          35               6               8             49

---------------

(1) Does not include a pending acquisition in Illinois with total assets of $382 million.

     Management's philosophy has been to provide additional diversification of the revenue sources and earnings of the Corporation through the acquisition of well-managed financial institutions. The strategy generally targets in-market institutions, institutions in contiguous markets, institutions having significant local market share, and institutions which would enhance the Corporation's product lines.

     Historically and where practical, the Corporation has permitted an acquired institution to remain as a separate entity and to retain its local board of directors and officers. With the changing environment in the banking industry, particularly changes in the laws which generally permit banks headquartered in different states to merge, management made the decision in 1997 to merge substantially all of its banking subsidiaries into its lead bank, Union Planters Bank, effective January 1, 1998 (see "Charter Consolidation").

     With the exception of Texas, all of the states in which the Corporation's banking subsidiaries are headquartered now permit bank mergers which result in interstate branching. Therefore, with the exception of Merchants Bancshares, Inc., a pending acquisition headquartered in Houston, Texas, it is legally permissible for the Corporation to merge banking subsidiaries into Union Planters Bank. However, under special circumstances management may deem it advisable to maintain certain acquired institutions as separate entities.

     Historically, as the Corporation acquires entities, merger-related and other charges have been incurred (see Table 1). Typically, these charges include the following: (i) salaries, employee benefits, and other employment-related charges for employment contract payments, change in control agreements, early retirement and involuntary separation and related benefits, postretirement expenses, and assumed pension expenses of acquired entities; (ii) write-downs of office buildings and equipment to be sold, lease buyouts, assets determined to be obsolete or no longer of use, and equipment not compatible with the Corporation's equipment; (iii) professional fees for legal, accounting, consulting, and financial advisory services; (iv) additions to the provision for losses on loans; and (v) other expenses such as asset write-offs, charge-offs of prepaid assets, cancellation of vendor contracts, and other costs which normally arise from consolidation of operational activities. These charges totaled $46.2 million, $52.8 million, and $11.9 million in 1997, 1996, and 1995, respectively. The level of the charges is directly related to the size of the institution being acquired. Charges in the range of $150 million to $165 million (pretax basis) are expected in connection with the current pending acquisitions. This range of charges is an estimate and will change if additional entities are acquired.

     The Year-2000 compliance (see "Year-2000 Risk Factors" discussion) of currently pending and future acquisitions is a potential risk factor for the Corporation's acquisition program. As part of its due diligence process, the systems and application software of the target institutions are reviewed to determine if they are Year-2000 compliant or, upon conversion to the Corporation's systems, will be Year-2000 compliant prior to year end 1998. Regulatory authorities have indicated they will not approve applications for prior permission to effect acquisitions unless the applicant has provided assurance satisfactory to them that they will be Year-2000 compliant.

CHARTER CONSOLIDATION

     During 1997, management reevaluated its philosophy with respect to the operation of institutions acquired and determined a change in philosophy was indicated in order to compete in the changing banking industry. The decision was made to merge most of the Corporation's separate banking subsidiaries into UPB. Certain subsidiaries remain as separate banks due to specific operating reasons but are expected eventually to be merged into UPB.

     The legal merger of the Corporation's banking subsidiaries into UPB and the name changes were made effective January 1, 1998. Integration of the "back-office" functions (e.g. accounting, deposit services, item processing, mortgage servicing, credit administration, etc.) is expected to be accomplished over the next twelve months and to result in significant operating economies by eliminating duplicate processes, advertising for multiple entities, and certain regulatory costs.

     Management continues to believe that it is imperative that customer decisions should be made locally as has been the past practice. In matters affecting their customers, the merging banks have been given very broad discretion in the past and that is expected to continue in the future. Maintaining its policy of close liaison with the regions, communities, and customers served, the Corporation expects to utilize resources such as community boards to enable the Corporation to continue to be sensitive to local banking requirements and customer preferences.

     The Corporation incurred charges in 1997 totaling approximately $16.7 million related to the decision to combine substantially all its subsidiary banks under one charter. These charges related primarily to employee severance payments, write-offs of data processing equipment, and other costs related to integrating the operations of the new organization. Operationally, all of the changes are not expected to be fully implemented until late 1998 or early 1999.

     Annual cost savings from consolidating the Corporation's existing banking subsidiaries are estimated to be approximately $15 million to $20 million on a pretax basis. Additional pretax revenue enhancements are expected, primarily related to additional liquidity from the new organization, but those amounts cannot be quantified at this time. A portion of the anticipated savings will be realized in 1998; however, the full amount of savings and revenue enhancements are not expected to be realized for 12 to 18 months.

                               EARNINGS ANALYSIS

NET INTEREST INCOME

     Net interest income is the principal source of earnings for the Corporation. Net interest income is comprised of interest income and loan-related fees less interest expense. Net interest income is affected by a number of factors including the level, pricing, mix, and maturity of earning assets and interest-bearing liabilities; interest rate fluctuations; and asset quality. For purposes of this discussion, net interest income is presented on a fully-taxable equivalent basis (FTE), which restates tax-exempt income to an amount that would yield the same after-tax income had the income been subject to taxation at the federal statutory income tax rate (currently 35% for the Corporation). Reference is made to Table 4 and Table 5 which present the Corporation's average balance sheet and volume/rate analysis for each of the three years in the period ended December 31, 1997.

     Net interest income for 1997 was $786.9 million, a 3% increase from the $762.6 million reported in 1996. In 1996, net interest income grew 11% from the $688.3 million reported in 1995. The net interest margin (net interest income as a percentage of average earning assets) was 4.79% in 1997 compared to 4.56% and 4.60%, respectively, in 1996 and 1995. The interest-rate spread between earning assets and interest-bearing liabilities was 3.97% in 1997, an increase of 18 basis points from the 1996 spread of 3.79% and compared to 3.86% in 1995.

     The growth in net interest income in 1997 was attributable primarily to a reduction in short-term borrowings and other time deposits which resulted in a net reduction in interest expense of $21.8 million. The reduction in short-term borrowings related to a restructuring of the balance sheet following the acquisition of Leader Financial Corporation (Leader) in October, 1996. The decline in other time deposits relates primarily to the maturity of time deposits under $100,000 which were not reinvested and the repricing of higher rate deposits. Also contributing to the improvement in net interest income was the $782 million growth in average loans which was funded primarily by sales and maturities of investment securities and a 12-basis-point increase in the average yield on investment securities. These items were the primary reasons for the $2.5 million increase in interest income.

     The improvement in net interest income between 1995 and 1996 was attributable to the growth of average earning assets, primarily loans, which increased $1.8 billion. This growth was the principal reason for the $146.1 million increase in interest income. Partially offsetting the increase in interest income was a $71.8 million increase in interest expense. This increase is attributable to the increase in funding liabilities (short- and long-term borrowings and interest-bearing deposits) in response to the growth of average earning assets.

     A breakdown of the components of average earning assets and interest-bearing liabilities is as follows:

                                                              1997     1996     1995
                                                              -----    -----    -----
AVERAGE EARNING ASSETS (IN BILLIONS)........................  $16.4    $16.7    $15.0
Comprised of:
  Loans.....................................................     77%      71%      71%
  Investment securities.....................................     20       26       25
  Other earning assets......................................      3        3        4
Yield earned on average earning assets......................   8.73     8.56     8.59
AVERAGE INTEREST-BEARING LIABILITIES (IN BILLIONS)..........  $13.6    $14.0    $12.6
Comprised of:
  Deposits..................................................     82%      81%      85%
  Short-term borrowings.....................................      6        9        6
  FHLB advances, short- and medium-term bank notes and other
     long-term debt.........................................     12       10        9
Rate paid on interest-bearing liabilities...................   4.76     4.77     4.73

     The mix of average earning assets changed in 1997 as average loans increased to 77% of average earning assets while average investment securities declined to 20%. The decline in the investment securities was due to the use of these assets as the primary source of funding for the loan growth. The mix of average interest-bearing liabilities has remained fairly constant over the past three years with deposits being the primary funding source. Over the last three years there has been an increase in wholesale borrowings as a funding source due to relatively attractive interest rates.

PROVISION FOR LOSSES ON LOANS

     The provision for losses on loans in 1997 totaled $113.6 million, an increase of $44.7 million from the $68.9 million reported in 1996, and was $79.7 million higher than the $33.9 million reported in 1995. At the same time, net charge-offs increased to $80.6 million in 1997 from $64.7 million in 1996 and $31.3 million in 1995. As a percentage of average loans, excluding FHA/VA government-insured/guaranteed loans, the provision for losses on loans was 1.01%, .65% and .35%, respectively, for 1997, 1996, and 1995.

     The large increase in the provision for losses on loans over the last three years related principally to the increase in net charge-offs and acquisitions. The increase in charge-offs was concentrated in the credit card and other consumer loan categories. Total credit card and other consumer loan net charge-offs were $66.4 million in 1997 compared to $44.8 million and $23.6 million in 1996 and 1995, respectively. The high level of charge-offs in this category of loans can be attributed to increases in delinquencies and a high level of personal bankruptcies. Direct marketing initiatives for credit cards beginning in 1994 and purchases of credit card portfolios in 1996 to develop new business have also contributed to the increase in charge-offs over the last three years. The credit card portfolio had higher charge-off rates than other parts of the loan portfolio during this three-year period. Also contributing to the higher provision for losses on loans in 1997 was an increase of approximately $20.3 million related to acquired entities.

     Management expects the amount of charge-offs to stabilize or decline slightly in 1998 (approximately $75 million to $80 million, or .65% to .70% of average loans), excluding the impact of any additional acquisitions, which should correspondingly reduce the amount of the provision for losses on loans. However, there can be no assurance this will occur. There are a number of factors that impact the level of the provision for losses on loans, some of which are beyond management's control, such as current and anticipated economic conditions and the related impact on specific borrowers, the level of personal bankruptcies, the level of nonperforming assets, and changes in the nature of the loan portfolio.

NONINTEREST INCOME

     Noninterest income for the year increased 12.8% to $361.6 million from $320.5 million in 1996. Noninterest income for 1995 was $293.7 million. The major components of noninterest income are presented on the face of the statement of earnings and in Note 13 to the consolidated financial statements. Table 1 at the end of this discussion presents a five-year trend of the major components, including certain significant items impacting the five-year trend.

     There were several major items contributing to the growth in noninterest income in 1997. Gains from the sale of branches and other selected assets, primarily the sale of certain branches in upper East Tennessee, were $15.8 million in 1997, an increase of $8.6 million from $7.2 million in 1996 and compared to $1.9 million in 1995. During the third quarter of 1997, the Corporation securitized and sold approximately $300 million of fixed- and adjustable-rate single family residential mortgage loans to enhance liquidity, take advantage of low interest rates and narrow spreads on adjustable rate mortgage securities. This was the primary reason for the $8.2 million increase in the gain on sale of residential mortgages, to $14.1 million compared to $5.9 million in 1996 and $5.5 million in 1995. Additional mortgage securitizations are expected in 1998. Bank card income rose $6.3 million to $31.3 million in 1997 due primarily to a higher volume of transactions. These revenues were $25.0 million and $20.8 million, respectively, in 1996 and 1995. Service charges on deposit accounts and ATM transaction fees increased revenues $5.4 million to $120.5 million compared to $115.1 million in 1996 and $108.0 million in 1995. This growth is related to increased volume of transactions and increased fees, new fees and fewer waived fees due to an evaluation of the fee structure in 1994. Annuity sales income and insurance commissions increased $3.2 million in 1997 to $19.0 million compared to $15.8 million in 1996 and $9.5 million in 1995. The growth of this fee income source is the result of increased emphasis on non-traditional bank products. Income from other real estate, primarily related to the Magna Bancorp, Inc. (Magna) acquisition increased $2.8 million in 1997 to $5.9 million from $3.1 million in 1996.

     Other major items included in noninterest income are as follows: (i) Mortgage servicing income totaled $57.3 million in 1997, a decrease of $5.7 million from $63.0 million in 1996, due primarily to lower volumes of loans serviced resulting from increased refinancing activity. Mortgage servicing income was $55.9 million in 1995. These revenues will likely decline in 1998 if interest rates remain at current levels or decline and the level of refinancing activity continues. (ii) Factoring commissions, which resulted from the primary business of Capital Factors, totaled $30.1 million in 1997 compared to $26.1 million in 1996 and $19.5 million in 1995. Capital Factors is a specialized financial services company providing related fee-based credit, collection, and management information service. Its clients are primarily small- to medium-size companies in various industries, including textiles, apparel and furniture manufacturing and, recently, entities involved in health care and temporary employment service industries. The increase in these fees is the result of increased sales volume. These fees are seasonal and subject to fluctuation.
(iii) Trust service income was $9.0 million in 1997, a decline in revenues of $1.1 million from 1996 due primarily to a one-time fee recognized in 1996 and compares to $8.3 million in 1995. (iv) Profits and commissions from trading activities totaled $7.3 million in 1997 compared to $5.8 million in 1996 and $12.4 million in 1995 related primarily to the Corporation's SBA broker/dealer operations, with some revenues resulting from securities trading activity of an acquired entity. The SBA broker/dealer operation purchases, pools, and securitizes the government-guaranteed portions of SBA loans. The higher level of profits and commissions in 1995 related to favorable market conditions. Revenues in 1996 declined due to a shortage of government funding which impacted the trading operations. Revenues from this operation are volatile and future revenues cannot be predicted.

     Management continues to place emphasis on the growth of noninterest income to enhance the Corporation's profitability. Areas receiving increased emphasis include annuity sales, bank-eligible insurance products, mortgage servicing, and factoring revenues. These activities traditionally have higher profit margins and favorable cost structures. Also, these activities provide a hedge against decreased revenues if loan volumes decline due to the interest-rate environment or areas served by the Corporation experience an economic downturn. Other traditional revenue sources will continue to be emphasized and are expected to be enhanced by the Corporation's acquisition program.

NONINTEREST EXPENSE

     Noninterest expense totaled $697.7 million in 1997, a decrease of $34.1 million from 1996 which totaled $731.8 million. This compares to $607.2 million in 1995. The components of noninterest expense are presented on the face of the statement of earnings and in Note 13 to the consolidated financial statements.

     Noninterest expenses were impacted by a number of charges over the last three years which are separately identified in Table 1. The largest items were merger-related charges which totaled $46.2 million in 1997 compared to $52.8 million and $11.9 million, respectively in 1996 and 1995. Reference is made to the "Acquisitions" section above for a discussion of the nature of these charges.

     In 1997, noninterest expense was also increased by certain charges totaling $16.7 million related to management's decision to combine substantially all of the Corporation's separate banking subsidiaries (see the "Charter Consolidation" discussion).

     Noninterest expense in 1996 included a $28.2 million, one-time Savings Association Insurance Fund (SAIF) assessment resulting from the enactment of the Deposit Insurance Fund Act of 1996 to recapitalize the SAIF. Other significant charges in 1996 included the write-off of certain intangibles which totaled $19.4 million ($2.6 million in 1997).

     Provisions for losses on FHA/VA foreclosure claims totaled $8.0 million in 1997 compared to $25.2 million in 1996, which included a $19.8 million additional provision related to an acquired entity, and $5.6 million in 1995. The provisions for losses on FHA/VA foreclosure claims arise from the Corporation's mortgage servicing operations. In its capacity as servicer of loans, including FHA/VA government-insured/guaranteed loans, the Corporation collects and processes payments made by borrowers; remits funds to investors, taxing authorities, and insurers; and coordinates foreclosure and disposition of collateral properties. In connection with its responsibilities, the Corporation advances funds which are repaid through foreclosure-sale proceeds and through claims made against the Federal Housing Authority and/or Veterans Administration (FHA/VA claims). Under certain circumstances, the FHA/VA claims are sometimes rejected or otherwise cannot be collected in full. The provisions for

FHA/VA foreclosure claims represent management's estimate of losses attributable to current and future FHA/VA claims inherent in the servicing portfolio at each reporting date.

     Excluding the significant items discussed above, noninterest expenses were $630.7 million in 1997, an increase of $19.1 million, or 3%, over $611.6 million in 1996 and an increase of $35.4 million, or 5.9% over $595.3 million in 1995.

     Salaries and employee benefits which represent the largest category of noninterest expense were $284.6 million in 1997, which compares to $282.7 million in 1996 and $264.7 million in 1995. At December 31, 1997, the Corporation had 7,711 full-time-equivalent employees which compares to 7,880 and 7,849, respectively, at December 31, 1996 and 1995. Growth in the number of employees as the result of acquisitions has been offset by reductions of the number of employees required due to consolidation of operations and sales of branch locations. The level of expense in this category is impacted by merit salary increases and incentive compensation. Management is expecting a net reduction of 600 to 700 employees in connection with its consolidation of banking subsidiaries (see the "Charter Consolidation" discussion) The reduction is expected to be accomplished through attrition and employee separation.

     Net occupancy and equipment expense totaled $88.6 million in 1997, a decrease of $3.0 million from 1996 due primarily to sales of branch locations and was $2.3 million higher than 1995 due primarily to acquisitions. Management does not expect any significant growth in this category of expenses due to the consolidation of banking subsidiaries which is expected to reduce these costs overall, principally equipment expense. Future acquisitions will impact this category of expenses.

TAXES

     Applicable income taxes consist of provisions for federal and state income taxes totaling $111.9 million in 1997, or an effective rate of 34.9%. This compares to applicable income taxes of $93.1 million in 1996 and $110.8 million in 1995. These amounts resulted in effective tax rates of 35.2% and 34.4%, respectively, in 1996 and 1995. The variances from federal statutory rates (35% for all three years) are attributable to the level of tax-exempt income from investment securities and loans and the effect of state income taxes. For additional information regarding the Corporation's effective tax rates for all periods, see Note 15 to the consolidated financial statements.

     Realization of a portion of the $94.8 million net deferred tax asset, which is included in other assets, is dependent upon the generation of future taxable income sufficient to offset future deductions. Management believes that, based upon historical earnings and anticipated future earnings, normal operations will continue to generate sufficient future taxable income to realize in full these deferred tax benefits. Therefore, no extraordinary strategies are deemed necessary by management to generate sufficient taxable income for purposes of realizing the net deferred tax asset.

                          FINANCIAL CONDITION ANALYSIS

     The Corporation reported $18.1 billion of total assets at December 31, 1997 compared to $18.3 billion at December 31, 1996 ($15.2 billion prior to the restatement for its Magna and Capital-Miami acquisitions which were significant poolings of interests). The six acquisitions completed in 1997, including the Magna and Capital-Miami acquisitions, added $3.6 billion in total assets. Average assets were $18.0 billion for 1997, compared to $18.2 billion and $16.3 billion, respectively, for 1996 and 1995. Table 3, which follows this discussion, presents the balance sheet impact of acquired institutions for the last three years.

INVESTMENT SECURITIES

     As part of its securities portfolio management strategy, the Corporation classifies all of its investment securities as available for sale securities, which are carried on the balance sheet at fair market value. This strategy gives management flexibility to actively manage the investment portfolio as market conditions and funding requirements change. The Corporation's shareholders' equity is subject to fluctuation due to changes in the fair market value of the available for sale investment portfolio.

     The investment securities portfolio was $3.2 billion at December 31, 1997 compared to $3.4 billion at December 31, 1996. Average investment securities were $3.3 billion and $4.3 billion, respectively, for these periods. The investment portfolio had a net unrealized gain of $62.7 million at year end 1997 compared to a net unrealized gain of $38.0 million at year end 1996. The decline in investment securities in 1997 was due primarily to the additional funding required to support loan growth during the year. Note 4 to the consolidated financial statements provides the composition of the portfolio at December 31, 1997 and 1996, along with a breakdown of the maturities and weighted average yields of the portfolio at December 31, 1997.

     U.S. Treasury and U.S. Government agency obligations represented 79.1% of the investment securities portfolio at December 31, 1997. The Corporation has some credit risk in the investment securities portfolio; however, management does not consider that risk to be significant and does not believe that cash flows will be significantly impacted.

     The REMIC and CMO issues held in the investment securities portfolio are 98% U.S. Government agency issues; the remaining 2% are readily marketable collateralized mortgage obligations backed by agency-pooled collateral or whole loan collateral. All nonagency issues held are currently rated "AAA" by either Standard & Poor's or Moody's. Approximately 52% of the REMIC and CMO portions of the portfolio are in floating-rate issues, the majority being indexed to LIBOR or PRIME. The Corporation's normal practice is to purchase investment securities at or near par value to reduce risk of premium write-offs resulting from unexpected prepayments. The limited credit risk in the investment securities portfolio at December 31, 1997 consisted of 15.7% municipal obligations and 5.2% other stocks and securities (primarily Federal Reserve Bank and Federal Home Loan Bank Stock).

     At December 31, 1997, the Corporation had approximately $95.3 million of "structured notes" (as currently defined by regulatory agencies), which constituted approximately 2.9% of its investment securities portfolio. Structured notes have uncertain cash flows which are driven by interest-rate movements and may expose a company to greater market risk than traditional medium-term notes. All of the Corporation's investments of this type are government agency issues (primarily Federal Home Loan Banks and Federal National Mortgage Association). The structured notes vary in type but primarily include step-up bonds and index-amortizing notes. These securities had an unrealized gain of $59,000 at December 31, 1997. The market risk of these securities is not considered material to the Corporation's financial position, results of operations, or liquidity.

LOANS

     Loans are the largest component of the Corporation's average earning assets, or 77% of the total. Average loans grew 6.6% in 1997 following growth of 11.8% in 1996. Total loans were $12.7 billion at December 31, 1997 compared to $12.6 billion at December 31, 1996. Table 7 and Note 5 to the consolidated financial statements provide summary information regarding the loan portfolio. The average balance sheet, Table 4, provides the average balance and average yield on loans for the last three years.

     SINGLE-FAMILY RESIDENTIAL LOANS. These loans totaled $3.6 billion at December 31, 1997 and were the largest segment of the loan portfolio, constituting 28% of total loans. Single-family residential loans decreased $238 million, or 6.2%, between December 31, 1997 and 1996, due primarily to the level of refinancing activity in the real estate market and the securitization and sale of approximately $300 million of fixed- and adjustable-rate loans in the third quarter of 1997. This decline was partially offset by growth of the portfolio due to acquisitions during 1997. Single-family residential loans are expected to remain the largest portion of the loan portfolio and is expected to remain flat or continue to decline gradually if the current low interest rate environment continues in 1998. These loans historically have a lower level of charge-offs than the other portions of the portfolio.

     COMMERCIAL LOANS. Commercial, financial, and agricultural loans, including foreign commercial loans and direct lease financing, were $2.2 billion at December 31, 1997, constituting 17% of the loan portfolio. These loans increased 7.5% in 1997 from $2.1 billion at December 31, 1996. This segment of the portfolio experienced growth in 1997 due to the favorable economic conditions. In connection with the acquisition of Capital-Miami, additional foreign risk exposure was added to the portfolio. The foreign portion of this segment represents only 2% of the overall loan portfolio and is not considered significant.

     OTHER MORTGAGE LOANS. This segment of the loan portfolio totaled $2.1 billion at December 31, 1997, an increase of $381 million, or 23%, from the 1996 year end total of $1.7 billion. The components of other mortgage loans are as follows: loans secured by nonfarm nonresidential properties (commercial real estate loans), 77%; loans secured by multifamily residential properties, 14%; and loans secured by farmland, 9%.

     FHA/VA GOVERNMENT-INSURED/GUARANTEED LOANS (FHA/VA LOANS). The FHA/VA loan portfolio was $1.3 billion at December 31, 1997 compared to $1.6 billion at year end 1996, a decrease of 15%. As a loan servicer, the Corporation is obligated to pass through to the holders of a GNMA mortgage-backed security, the coupon rate, whether or not the interest due on the underlying loans has been collected from the borrower. When an FHA/VA government-insured/guaranteed single-family loan which carries an above-market rate of interest has been in default for more than 90 days, it is the Corporation's current policy to buy the delinquent FHA/VA loan out of the GNMA pools serviced by the Corporation. This action eliminates the Corporation's obligation to pay the coupon rate. The Corporation thereby mitigates the loss otherwise attributable to the net interest-rate differential between the coupon rate which it would otherwise be obligated to pay to the GNMA holder and the Corporation's lower cost of funds. Furthermore, management has purchased, on a negotiated basis, additional delinquent FHA/VA government-insured/guaranteed loans from other GNMA servicers to leverage the operating costs of this operation. The volume of these loans in 1998 is expected to remain at the current levels or decrease. Management is considering the possibility of securitizing a large portion of this portfolio which would significantly reduce the amount of these loans, although the related servicing income would be retained.

     Since all of these loans are FHA/VA government-insured/guaranteed loans, the Corporation's investment is expected to be recoverable through claims made against the FHA or the VA. Management believes the credit risk and the risk of principal loss is minimal. For this reason, management has excluded these loans from the credit quality data and resulting ratios. Any losses incurred would not be significantly greater or less than if the Corporation had continued solely as servicer of the FHA/VA loans. The risk involving these loans arises from not complying timely with FHA/VA's foreclosure process and certain unreimbursable foreclosure costs. The Corporation, by purchasing the delinquent FHA/VA loans also assumes the interest-rate risk associated with funding a loan if timely foreclosure should not occur. Risk also exists, under certain circumstances, that claims might be rejected by the FHA or the VA or otherwise not be able to be collected in full. Provisions for these types of losses are provided through noninterest expense as provisions for losses on FHA/VA foreclosure claims (see the "Noninterest Expense" discussion) and the corresponding liability is carried in other liabilities. Provisions for losses on FHA/VA foreclosure claims totaled $8.0 million, $25.2 million, and $5.6 million, respectively, in 1997, 1996, and 1995. At December 31, 1997, the Corporation had a servicing reserve of $33.3 million as compared to $37.2 million at December 31, 1996.

     CONSUMER LOANS. This segment of the portfolio represented 16% of the loan portfolio at December 31, 1997, and decreased 10.5% from year end 1996. Consumer loans include loans to individuals which totaled $1.4 billion and credit card loans which totaled $559 million at December 31, 1997, decreases of 8.8% and 14.6%, respectively, from $1.6 billion and $654 million, respectively, at December 31, 1996. This segment of the portfolio has experienced a high level of charge-offs over the last three years due to the high level of personal bankruptcies. The growth of the credit card portfolio over the last several years is attributable to marketing campaigns and the purchase of credit card portfolios.

     REAL ESTATE CONSTRUCTION LOANS. These loans totaled $640 million at December 31, 1997, an increase of $64 million, or 11.0%, from the year end 1996 amount of $576 million. The growth of these loans resulted primarily from the favorable economic conditions in the areas served by the Corporation.

     ACCOUNTS RECEIVABLE -- FACTORING. This category of the portfolio totaled $579 million at December 31, 1997, an increase of $127 million from the December 31, 1996 total of $452 million. Capital Factors provides factoring and other specialized commercial financial services to small- and medium-size companies. Capital Factors purchases accounts receivable from its clients pursuant to factoring agreements with them. Its clients primarily include manufacturers, importers, wholesalers and distributors in the apparel and textile-related industries and, to a lesser extent, in consumer goods-related industries. More recently, Capital Factors has provided services to companies in the healthcare industry. Also included in this category are asset-based loans which are collateralized primarily by receivables owned by the borrowers.

     LOAN OUTLOOK. The primary factors affecting the growth of the Corporation's loan portfolio are the economic conditions in the areas served and the level of its acquisition activity. Management expects moderate loan growth in 1998 as the economies in most of the areas served are growing. FHA/VA loans and certain single-family residential mortgages are under evaluation for securitization and sale, which if done, would decrease the level of loans.

ALLOWANCE FOR LOSSES ON LOANS

     The allowance for losses on loans (the allowance) at December 31, 1997 was $225.4 million, or 1.99% of loans, compared to $189.1 million, or 1.72% of loans, at December 31, 1996. In calculating the allowance to loans, FHA/VA loans have been excluded (see "FHA/VA Government-Insured/Guaranteed Loans" discussion above). Management's policy is to maintain the allowance at a level deemed sufficient to absorb estimated losses in the loan portfolio. The allowance is reviewed quarterly in accordance with the methodology described in Note 1 to the consolidated financial statements. Tables 8 and 10 which follow this discussion provide detailed information regarding the allowance for each of the five years in the period ended December 31, 1997.

     Net charge-offs were $80.6 million in 1997, an increase of $15.9 million, or 24%, compared to $64.7 million in 1996. All of the increase is attributable to credit card and other consumer loans. All other categories of loans experienced a decrease in net charge-offs. Credit card net charge-offs totaled $43.4 million in 1997, an increase of $16.6 million over 1996 which totaled $26.8 million. Other consumer loan net charge-offs were $23.1 million in 1997 compared to $18.0 million in 1996. The increase in both of these categories has been impacted by the high level of personal bankruptcies over the last few years. Direct marketing initiatives for credit cards in 1994 and subsequent years and purchases of credit card portfolios to develop new business also contributed to the increase in credit card charge-offs.

LOAN CONCENTRATIONS

     Management believes that the loan portfolio is adequately diversified. The loan portfolio is for the most part spread over eight states (Tennessee, Mississippi, Florida, Missouri, Arkansas, Louisiana, Alabama, and Kentucky) where the Corporation has banking operations. Additionally, Capital Factors has operations in New York, California, Florida, North Carolina and Georgia. Reference is made to Table 15 which discloses total loans by banking operation and by state at December 31, 1997. The Corporation has a limited amount of foreign exposure, less than 2% of the loan portfolio. At December 31, 1997, the Corporation had no concentrations of loans to a single industry constituting as much as 10% of total loans.

     The largest concentration of loans is in single family residential loans, comprising 28% of the loan portfolio, which historically has had low loss experience. The Corporation also holds $1.3 billion of FHA/VA loans which account for an additional 10% of the loan portfolio. These loans are also single family residential loans.

     Management has sought to achieve diversification between large and smaller-sized loans in an effort to reduce risk in the portfolio. At December 31, 1997, the Corporation's largest loan relationship, excluding the lending relationships of Capital Factors, was $31.9 million and there were only 25 relationships of $10 million or more, which constituted in the aggregate less than 4% of the total loan portfolio. Capital Factors has six client lending relationships greater than $10 million and nine customer credits exceeding $10 million with the largest relationship being $35 million to a national department store chain.

NONPERFORMING ASSETS

     LOANS OTHER THAN FHA/VA LOANS. Nonperforming assets consist of nonaccrual loans, restructured loans, and foreclosed properties. Table 9 presents nonperforming assets in two categories,

FHA/VA loans and all other loans. For this discussion and for the credit quality information presented in this report, FHA/VA loans are excluded from the calculations because of their minimal exposure to principal loss. (Reference is made to the discussion of "FHA/VA Government-Insured/Guaranteed Loans" above.)

     At December 31, 1997, nonperforming assets totaled $128.7 million, or 1.13% of loans and foreclosed properties. This compares to $133.5 million, or 1.21% of loans and foreclosed properties at December 31, 1996. Nonaccrual loans at year end 1997 totaled $94.6 million, or .83% of total loans which compares to $89.4 million, or .81% of total loans for the same period in 1996. Restructured loans and foreclosed properties were $10.0 million and $24.1 million, respectively, at December 31, 1997. This compares to $11.3 million and $32.8 million, respectively, at December 31, 1996. Loans 90 days or more past due and not on nonaccrual status, which are not included in nonperforming assets, were $24.1 million, or .21% of loans at December 31, 1997. This compares to $23.5 million, or .21%, of loans at December 31, 1996. A breakdown of nonaccrual loans and loans 90 days or more past due and not on nonaccrual status, both excluding FHA/VA loans, follows:

                                                                                  LOANS 90 DAYS
                                                            NONACCRUAL LOANS    OR MORE PAST DUE
                                                            -----------------   -----------------
                                                              DECEMBER 31,        DECEMBER 31,
                                                            -----------------   -----------------
                        LOAN TYPE                            1997      1996      1997      1996
----------------------------------------------------------  -------   -------   -------   -------
                                                                   (DOLLARS IN THOUSANDS)
Secured by single family residential......................  $54,018   $53,968   $ 3,872   $ 1,727
Secured by nonfarm nonresidential.........................    9,678     9,606       962     1,716
Other real estate.........................................   16,201     4,973     1,556     1,492
Commercial, financial, and agricultural, including foreign
  loans and direct lease financing........................    8,770    15,746     1,164     1,993
Credit card and related plans.............................       --        50    14,679    11,520
Other consumer............................................    5,917     5,061     1,830     5,032
                                                            -------   -------   -------   -------
          Total...........................................  $94,584   $89,404   $24,063   $23,480
                                                            =======   =======   =======   =======

     FHA/VA LOANS. As discussed in the "Loans" section of this report, FHA/VA loans do not, in management's opinion, have traditional credit risk similar to the rest of the loan portfolio and risk of principal loss is considered minimal. FHA/VA loans 90 days or more past due and still accruing interest totaled $516.7 million at December 31, 1997 compared to $724.4 million at December 31, 1996. The decrease in the loans past due relates to the decline in the volume of these loans. At December 31, 1997, $14.8 million of FHA/VA loans were placed on nonaccrual status by management because the contractual payment of interest by FHA/VA had stopped due to missed filing dates. This policy will be followed on a prospective basis. No loss of principal is expected from these loans.

     POTENTIAL PROBLEM ASSETS. Potential problem assets consist of assets which are generally secured and are not currently considered nonperforming and include those assets where information about possible credit problems has raised serious doubts as to the ability of the borrowers to comply with present repayment terms. Historically, such assets have been loans which have ultimately become nonperforming. At December 31, 1997, the Corporation had potential problem assets (all loans) aggregating $17.5 million, comprised of 30 loans, the largest of which was $6.7 million.

OTHER EARNING ASSETS

     Other earning assets include interest-bearing deposits at financial institutions, federal funds sold, securities purchased under agreements to resell, and trading account assets. These assets averaged $417 million in 1997 with an average yield of 6.25%. This compares to $531 million in 1996 with a 6.10% average yield and $612 million in 1995 with an average yield of 6.45%. Over the past three years these earning assets comprised three to four percent of total average earning assets.

     The decline in other earning assets from 1996 is attributable to a $152 million decrease in federal funds sold and securities purchased under agreements to resell. This decrease was due to utilizing these funds to meet other funding needs, primarily loans. The other significant component of this category was trading account assets which represents the government-guaranteed portions of SBA loans. Trading assets averaged $205 million in 1997, an increase of $12 million from 1996 and compared to $185 million in 1995. The average yield on these assets over the past three years has ranged from

7.20% to 7.65%. Management considers the interest-rate and credit risk related to all of these assets to be minimal.

DEPOSITS

     The Corporation's deposit base is its primary source of liquidity and consists of deposits from the communities served by the Corporation. At December 31, 1997, the Corporation had the largest deposit base of any independent bank holding company headquartered in Tennessee. Tables 4 and 6 present the components of the Corporation's average deposits. Note 8 to the consolidated financial statements presents the maturities of interest-bearing deposits at December 31, 1997.

     Deposits were $13.4 billion at December 31, 1997 and averaged $13.3 billion for the year. This compares to period end and average deposits for 1996 of $13.5 billion. The decrease in average deposits in 1997 is attributable primarily to sales of deposits related to the disposition of branches and migration of deposits by customers to other investment products. Total deposits sold in connection with branch dispositions in 1997 totaled approximately $240 million. The decrease in deposits was partially offset by increases from acquisitions during the year. As shown on the consolidated statement of cash flows, total deposits, excluding acquisitions, decreased $289 million in 1997 compared to a decrease of $241 million in 1996.

     The composition of average deposits over the last three years was as follows:

                      TYPE OF DEPOSITS                        1997    1996    1995
------------------------------------------------------------  ----    ----    ----
Noninterest-bearing deposits................................    17%     16%     15%
Money market deposits.......................................    14      15      15
Savings deposits............................................    19      18      18
Other time deposits.........................................    40      42      43
Certificates of deposit of $100,000 and over................    10       9       9

CAPITAL AND DIVIDENDS

     Shareholders' equity increased $128.0 million in 1997 to $1.7 billion, or 9.65% of total assets. This compares to shareholders' equity of $1.6 billion, or 8.83% of total assets at December 31, 1996. The primary source of growth in shareholders' equity in 1997 was earnings retention of $94.0 million, net stock transactions in connection with the dividend reinvestment plan and employee benefit plans of $34.3 million, issuance of stock in connection with acquisitions of $26.7 million, and the net change in the unrealized gains (losses) on available for sale securities of $15.1 million. Partially offsetting these increases was a decrease of $42.1 million resulting from the repurchase of shares of common stock in connection with a business combination accounted for as a purchase. The consolidated statement of changes in shareholders' equity details the changes in equity for the last three years.

     The Corporation and its subsidiaries must comply with the capital guidelines established by the regulatory agencies that supervise their operations. These agencies have adopted a system to monitor the capital adequacy of all insured financial institutions. The system includes ratios based on the risk-weighting of on- and off-balance-sheet transactions. If an institution's ratios should fall below certain levels, it would become subject to regulatory action. The Corporation's and its principal subsidiary's regulatory capital ratios, capital adequacy requirements, and prompt corrective action provisions are included in Note 12 to the consolidated financial statements. Also, Table 13 presents the Corporation's risk-based capital ratios for the last three years. At December 31, 1997, all of the Corporation's financial institutions met the requirements for well-capitalized institutions.

     The Corporation declared cash dividends on its common stock of $1.495 per share in 1997, an increase of 38% over the 1996 amount of $1.08 per share. In January 1998, the regular quarterly dividend was increased to $.50 per share ($2.00 per share annually). The Corporation also declared and paid cash dividends on its 8% Series E Convertible Preferred Stock of $2.00 per share in both 1997 and 1996.

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

ASSET/LIABILITY AND MARKET RISK MANAGEMENT

     The Corporation's assets and liabilities are principally financial in nature and the resulting earnings thereon, primarily net interest income, are subject to changes as a result of changes in market interest rates and the mix of the various assets and liabilities. Interest rates in the financial markets affect the Corporation's decisions on pricing its assets and liabilities which impacts net interest income, the Corporation's primary cash flow stream. As a result, a substantial part of the Corporation's risk-management activities are devoted to managing interest-rate risk. Currently, the Corporation does not have any significant risks related to foreign exchange, commodities or equity risk exposures.

     INTEREST-RATE RISK. One of the most important aspects of management's efforts to sustain long-term profitability for the Corporation is the management of interest-rate risk. Management's goal is to maximize net interest income within acceptable levels of interest-rate risk and liquidity. To achieve this goal, a proper balance must be maintained between assets and liabilities with respect to size, maturity, repricing date, rate of return, and degree of risk. Reference is made to the "Investment Securities," "Loans," and "Other Earning Assets" discussions for additional information regarding the risks related to these items.

     The Corporation, on a limited basis, has used off-balance-sheet financial instruments to manage interest-rate risk. At December 31, 1997 and 1996, the Corporation had no such instruments outstanding. Note 17 to the consolidated financial statements provides a reconciliation of the Corporation's interest-rate-swap information for 1996.

     The Corporation's Funds Management Committee oversees the conduct of global asset/liability and interest-rate risk management. The Committee reviews the asset/liability structure and interest-rate risk monthly for the lead bank and quarterly for the Corporation's other subsidiaries.

     The Corporation uses interest-rate sensitivity (GAP) analysis to monitor the amounts and timing of balances exposed to changes in interest rates, as shown in Table 11. The analysis presented in Table 11 has been made at a point in time and could change significantly on a daily basis. The GAP Report is not relied upon exclusively to evaluate the impact of, or predict how the Corporation is positioned to react to, changing interest rates. Other methods such as simulation analysis are also considered in evaluating the Corporation's interest-rate risk. Key assumptions in the simulation analysis include prepayment speeds on mortgage related assets, cash flows and maturities of financial instruments held for purposes other than trading, changes in volumes and pricing, deposit sensitivity, and management's financial capital plans. These assumptions are inherently uncertain and, as a result, the simulation cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes and changes in market conditions and management strategies, among others.

     At December 31, 1997, the GAP report indicated that the Corporation was liability sensitive with $1.1 billion more liabilities than assets repricing within one year. At 6% of total assets, this position was within the Corporation's policy limit of 10% of total assets.

     Balance sheet simulation analysis has been conducted at year end to determine the impact on net interest income for the coming twelve months under several interest-rate scenarios. One such scenario uses rates at December 31, 1997, and holds the rates and volumes constant for simulation. When this position is subjected to immediate and parallel shifts in interest rates ("rate shock") of 200 basis points rising and 200 basis points falling, the annual impact on the Corporation's net interest income is a positive $6.3 million and a negative $11.6 million pretax, respectively. Another simulation uses a "most likely" scenario of interest rates falling 25 basis points in the latter half of 1998 resulting in a $3.4 million pretax decrease in net interest income from the constant rate/volume projection. These scenarios are within the Corporation's policy limit of 5% of shareholders' equity.

     The actual impact of changing interest rates on net interest income is dependent on a number of factors such as the growth of earning assets, the mix of earning assets and interest-bearing liabilities, the magnitude of the interest-rate changes, the timing of the repricing of assets and liabilities, interest-rate spreads, and the asset/liability strategies implemented by management.

     LIQUIDITY. Liquidity for the Corporation is its ability to meet cash requirements for deposit withdrawals, to make new loans and satisfy loan commitments, to take advantage of attractive investment opportunities, and to repay borrowings when they mature. As discussed previously, the Corporation's primary sources of liquidity are its deposit base, available for sale securities, and money-market investments. Liquidity is also achieved through short-term borrowings, borrowing under available lines of credit, and issuance of securities and debt instruments in the marketplace.

     Parent company liquidity is achieved and maintained by dividends received from subsidiaries, interest on advances to subsidiaries, interest on the available for sale investment securities portfolio, and management fees charged to subsidiaries. At December 31, 1997, the parent company had cash and cash equivalents totaling $432.9 million. The parent company's net working capital position at December 31, 1997 was $444.6 million.

     At January 1, 1998, the parent company could have received dividends from subsidiaries of $103 million without prior regulatory approval. The payment of additional dividends by the Corporation's subsidiaries will be dependent on the future earnings of the subsidiaries. Management believes that the parent company has adequate liquidity to meet its cash needs, including the payment of its regular dividends, servicing of its debt, and cash needed for acquisitions.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The disclosures regarding the fair value of financial instruments are included in Note 18 to the consolidated financial statements along with a summary of the methods and assumptions used by the Corporation in determining fair value. The differences between the fair values and book values were primarily caused by differences between contractual and market interest rates at the respective year ends. Fluctuations in the fair values will occur from period to period due to changes in the composition of the balance sheet and changes in market interest rates.

FOURTH QUARTER RESULTS

     The Corporation's net income for the fourth quarter of 1997 was $5.3 million, or $.05 for both basic and diluted earnings per share. This compares to $22.5 million, or $.27 for both basic and diluted earnings per share for the fourth quarter of 1996.

     Results for the fourth quarter of 1997 were impacted by the following significant pretax items: (i) $40.8 million of merger-related charges, (ii) $16.6 million of charges related to the charter consolidation, and (iii) a $17.6 million increase in the provision for losses on loans primarily related to acquisitions and the credit card portfolio. These items were offset by gains on sales of branches of $4.6 million.

     Results for the fourth quarter of 1996 included similar pretax charges. These charges included the following: (i) $44.9 million of merger-related charges, (ii) $13.7 million of write-offs of intangibles, and (iii) $5.2 million of provisions for losses on FHA/VA claims related to an acquired entity. The fourth quarter of 1996 charges were partially offset by $4.3 million of investment securities gains. These significant items are discussed in more detail in the "Earnings Analysis" section of this report.

     Net interest income on a taxable-equivalent basis was $196.6 million for the fourth quarter of 1997, $1.0 million higher than 1996's fourth quarter. The net interest margin was 4.79%, a 19-basis-point increase from 1996. The improvement relates primarily to loan growth funded by maturities and sales of lower yielding investment securities and reductions of short-term borrowings.

     The provision for losses on loans for the fourth quarter was $36.9 million compared to $19.3 million for the same period in 1996. The higher provision related to acquisitions and the credit card portfolio.

     Noninterest income for the fourth quarter of 1997 was $91.8 million, an increase of $6.7 million over 1996. Noninterest expense was $238.4 million for the fourth quarter of 1997, an increase of $16.8 million from the same period in 1996. Noninterest expenses were impacted by the items described above.

     Table 14, Selected Quarterly Data, presents certain quarterly financial data for 1997 and 1996.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     REPORTING COMPREHENSIVE INCOME. In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." The Statement establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in financial statements. This Statement requires that all items to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

     This Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This Statement is effective for fiscal years beginning after December 15, 1997 and will have no impact on the Corporation's financial position or results of operations. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

     DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supersedes FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise", but retains the requirement to report information about major customers. It amends FASB Statement No. 94, "Consolidation of All Majority-Owned Subsidiaries," to remove the special disclosure requirements for previously unconsolidated subsidiaries.

     This Statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

     This Statement is effective for financial statements for periods beginning after December 15, 1997. The Corporation's primary business is banking and it currently does not have a segment under the above standard or the previous standard. Management is continuing to examine the way it evaluates its business and if certain operating units meet the tests for segment reporting, it will be provided in future financial statements.

YEAR 2000 RISK FACTORS

     In February 1997, the Corporation implemented its "Y2K Project" to address a potential problem with which substantially all users of automated data processing and information systems are faced. This problem arises from the use by older systems of only two digits to represent the year applicable to a transaction, e.g., "97" to represent "1997" rather than the full four digits. Computer systems so programmed may not operate properly when the last two digits of the year become "00" as will occur on January 1, 2000. In some cases inputting a date later than December 31, 1999, would cause a computer to stop operating while in other cases incorrect output may result. This potential problem could affect a wide variety of automated systems such as mainframe applications, personal computers, communications systems, and other information systems routinely used in all industries.

     The Corporation uses a vendor-provided system as its "core" banking application software to process data pertaining to its demand deposits, savings accounts, CDs and other deposits; certain loans;

and like items. On August 21, 1996, the provider certified the Corporation's "core" banking applications to be Year-2000 compliant and testing is expected to be completed by April 1998. Other third-party provided application software is used to process substantially all of the Corporation's other data, e.g., its mortgage servicing, credit cards, trust accounts, automated clearing house transfers, wire transfer function, electronic banking, discount securities broker operations, investment-security management operations, and others. Testing of these systems is expected to be started in March 1998 and Year-2000 compliance achieved prior to December 1998, either through installation of presently available software upgrades or through installation of, and conversion to presently available alternative systems. Each third-party-provider is contractually bound at its own expense to bring its software into Year-2000 compliance and to maintain it in compliance should problems be identified during testing. By December 1998, testing of all third-party provided software and hardware is expected to be completed.

     Although substantially all of the date-sensitive software and applications utilized in the Corporation's information systems is provided by outside vendors, the Corporation has itself developed some software "in-house" almost exclusively to permit its several systems and their users to communicate with one another. Pursuant to the Corporation's Y2K Project, a consulting firm specializing in Year-2000 software compliance matters has been retained to review all in-house-developed software to assess the scope of the remedial work required to bring it into Year-2000 compliance. This review commenced on December 1, 1997 and is expected to be completed in April 1998. It is currently estimated that the Corporation will spend approximately $750,000 on its Y2K Project.

     In summary, the Corporation's Y2K Project's goal and management's expectation is to have all software reviewed and modified or replaced as necessary to achieve Year-2000 compliance and to be tested with satisfactory results prior to year-end 1998. Based upon currently available information, management has no reason to believe that its goal and expectation will not be met and does not anticipate that the cost of effecting Year-2000 compliance will have a material impact on the Corporation's financial condition, results of operations, or liquidity.

     Notwithstanding the foregoing, the Corporation continues to bear some risk arising from the advent of the Year-2000 and could be adversely affected should significant customers of the Corporation fail to address the issues appropriately; or should the Corporation's providers fail to perform under their aforementioned maintenance contracts with it; or should required, qualified, system technical personnel become unavailable before Year-2000 compliance has been achieved. With a view to identifying and minimizing the risk to the Corporation's loan portfolio, the Corporation is conferring with its major borrowing customers to sensitize them to Year-2000 issues and to encourage them to implement promptly Y2K projects of their own. A senior-level management committee is addressing these issues and providing guidance to lending personnel. Presently management has no reason to believe that any customers with which it has significant banking relationships are failing to take appropriate action to effect Year-2000 compliance or that its software vendors will be unable to perform under their contracts.

                   TABLE  1.  SUMMARY OF CONSOLIDATED RESULTS

                                                         YEARS ENDED DECEMBER 31,
                                       -------------------------------------------------------------
                                          1997         1996         1995         1994        1993
                                       ----------   ----------   ----------   ----------   ---------
                                                          (DOLLARS IN THOUSANDS)
Interest income......................  $1,416,694   $1,412,991   $1,265,818   $1,064,944   $ 938,785
Interest expense.....................    (646,309)    (668,139)    (596,367)    (437,505)   (380,749)
                                       ----------   ----------   ----------   ----------   ---------
          NET INTEREST INCOME........     770,385      744,852      669,451      627,439     558,036
PROVISION FOR LOSSES ON LOANS........    (113,633)     (68,948)     (33,917)     (15,988)    (35,235)
                                       ----------   ----------   ----------   ----------   ---------
          NET INTEREST INCOME AFTER
            PROVISION FOR LOSSES ON
            LOANS....................     656,752      675,904      635,534      611,451     522,801
NONINTEREST INCOME
  Service charges on deposit
     accounts........................     107,248      107,535      102,932       83,221      73,187
  Mortgage servicing income..........      57,265       63,003       55,903       52,410      48,125
  Bank card income...................      31,317       24,975       20,758       11,386      10,884
  Factoring commissions..............      30,140       26,066       19,519       17,371      15,376
  Trust service income...............       9,020        8,862        8,326        8,210       7,814
  Profits and commissions from
     trading activities..............       7,295        5,765       12,362        5,069      15,620
  Other income.......................     101,445       71,684       70,543       57,262      57,089
                                       ----------   ----------   ----------   ----------   ---------
          Total noninterest income...     343,730      307,890      290,343      234,929     228,095
                                       ----------   ----------   ----------   ----------   ---------
NONINTEREST EXPENSE
  Salaries and employee benefits.....     284,648      282,726      264,663      264,723     245,152
  Net occupancy expense..............      44,813       47,215       44,061       44,481      39,184
  Equipment expense..................      43,812       44,418       42,251       37,224      34,758
  Other expense......................     257,391      237,216      244,303      230,301     220,820
                                       ----------   ----------   ----------   ----------   ---------
          Total noninterest
            expense..................     630,664      611,575      595,278      576,729     539,914
                                       ----------   ----------   ----------   ----------   ---------
          EARNINGS BEFORE OTHER
            OPERATING ITEMS, INCOME
            TAXES, EXTRAORDINARY
            ITEM, AND ACCOUNTING
            CHANGES..................     369,818      372,219      330,599      269,651     210,982
OTHER OPERATING ITEMS
  Investment securities gains
     (losses)........................       2,104        4,099        1,433      (21,302)      6,686
  Restructuring charges..............          --           --           --      (28,929)         --
  Merger-related expenses............     (46,188)     (52,786)     (11,911)     (14,862)     (2,113)
  Charter consolidation expenses.....     (16,742)          --           --           --          --
  Consumer loan marketing program
     expenses........................          --           --           --      (14,446)         --
  Gain on sale of collateral related
     to a troubled debt
     restructuring...................          --           --           --           --         901
  Gain on sales of branches and other
     selected assets.................      15,776        7,245        1,934           --          --
  One-time trust fees related to a
     court award.....................          --        1,268           --           --          --
  Special regulatory assessment to
     recapitalize the SAIF...........          --      (28,249)          --           --          --
  Write-off of mortgage servicing
     rights, goodwill, and other
     intangibles.....................      (2,610)     (19,407)          --           --      (3,094)
  Additional provisions for losses on
     FHA/VA foreclosure claims of
     acquired entity.................          --      (19,800)          --           --          --
  Provisions for data processing
     systems conversions and
     abandonment of property.........          --           --           --           --      (4,424)
  Litigation settlements.............      (1,500)          --           --        2,200        (500)
                                       ----------   ----------   ----------   ----------   ---------
          EARNINGS BEFORE INCOME
            TAXES, EXTRAORDINARY
            ITEM, AND ACCOUNTING
            CHANGES..................     320,658      264,589      322,055      192,312     208,438
Applicable income taxes..............    (111,897)     (93,115)    (110,799)     (63,058)    (66,570)
                                       ----------   ----------   ----------   ----------   ---------
          EARNINGS BEFORE
            EXTRAORDINARY ITEM AND
            ACCOUNTING CHANGES.......     208,761      171,474      211,256      129,254     141,868
Extraordinary item and accounting
  changes, net of taxes..............          --           --           --           --       4,505
                                       ----------   ----------   ----------   ----------   ---------
          NET EARNINGS...............  $  208,761   $  171,474   $  211,256   $  129,254   $ 146,373
                                       ==========   ==========   ==========   ==========   =========

              TABLE 2.  CONTRIBUTION TO DILUTED EARNINGS PER SHARE

                                                              YEARS ENDED DECEMBER 31,
                                                   -----------------------------------------------
                                                    1997      1996      1995      1994      1993
                                                   -------   -------   -------   -------   -------
Net interest income -- FTE.......................  $  9.23   $  9.13   $  8.73   $  8.35   $  8.74
Provision for losses on loans....................    (1.33)    (0.83)    (0.43)    (0.21)    (0.52)
                                                   -------   -------   -------   -------   -------
          NET INTEREST INCOME AFTER PROVISION FOR
            LOSSES ON LOANS -- FTE...............     7.90      8.30      8.30      8.14      8.22
NONINTEREST INCOME
  Service charges on deposit accounts............     1.26      1.29      1.31      1.07      1.15
  Mortgage servicing income......................     0.67      0.75      0.71      0.68      0.56
  Bank card income...............................     0.37      0.30      0.26      0.15      0.50
  Factoring commissions..........................     0.35      0.31      0.25      0.22      0.25
  Trust service income...........................     0.11      0.12      0.11      0.11      0.13
  Profits and commissions from trading
     activities..................................     0.09      0.07      0.16      0.06      0.26
  Investment securities gains (losses)...........     0.02      0.05      0.02     (0.27)     0.13
  Other income...................................     1.38      0.95      0.91      0.76      0.87
                                                   -------   -------   -------   -------   -------
          Total noninterest income...............     4.25      3.84      3.73      2.78      3.85
                                                   -------   -------   -------   -------   -------
NONINTEREST EXPENSE
  Salaries and employee benefits.................    (3.34)    (3.38)    (3.36)    (3.41)    (3.75)
  Net occupancy expense..........................    (0.53)    (0.57)    (0.56)    (0.57)    (0.61)
  Equipment expense..............................    (0.51)    (0.53)    (0.54)    (0.52)    (0.57)
  Other expense..................................    (3.81)    (4.28)    (3.25)    (3.68)    (3.65)
                                                   -------   -------   -------   -------   -------
          Total noninterest expense..............    (8.19)    (8.76)    (7.71)    (8.18)    (8.58)
                                                   -------   -------   -------   -------   -------
          EARNINGS BEFORE INCOME TAXES -- FTE,
            EXTRAORDINARY ITEM, AND ACCOUNTING
            CHANGES..............................     3.96      3.38      4.32      2.74      3.49
Applicable income taxes -- FTE...................    (1.51)    (1.33)    (1.64)    (1.07)    (1.31)
                                                   -------   -------   -------   -------   -------
          EARNINGS BEFORE EXTRAORDINARY ITEM AND
            ACCOUNTING CHANGES...................     2.45      2.05      2.68      1.67      2.18
Extraordinary item and accounting changes, net of
  taxes..........................................       --        --        --        --      0.08
Preferred stock dividends........................       --        --     (0.02)    (0.04)    (0.05)
                                                   -------   -------   -------   -------   -------
          NET EARNINGS...........................  $  2.45   $  2.05   $  2.66   $  1.63   $  2.21
                                                   =======   =======   =======   =======   =======
Change in net earnings applicable to diluted
  earnings per share using previous year average
  shares outstanding.............................  $  0.45   $ (0.49)  $  1.08   $ (0.13)  $  0.89
Change in average shares outstanding.............    (0.05)    (0.12)    (0.05)    (0.45)    (0.41)
                                                   -------   -------   -------   -------   -------
          Change in net earnings.................  $  0.40   $ (0.61)  $  1.03   $ (0.58)  $  0.48
                                                   =======   =======   =======   =======   =======
AVERAGE DILUTED SHARES (IN THOUSANDS)............   85,195    83,542    78,798    77,579    60,832
                                                   =======   =======   =======   =======   =======

---------------

FTE -- Fully taxable-equivalent

           TABLE 3.  BALANCE SHEET IMPACT OF CONSUMMATED ACQUISITIONS

                                                 1997                                         1996                     1995
                          --------------------------------------------------   ----------------------------------   ----------
                          CAPITAL-MIAMI     MAGNA       OTHERS      TOTAL        LEADER      OTHERS      TOTAL        TOTAL
                          -------------   ----------   --------   ----------   ----------   --------   ----------   ----------
                                                                 (DOLLARS IN THOUSANDS)
ASSETS
  Interest-bearing
    deposits at
    financial
    institutions........   $   18,441     $   23,032   $    100   $   41,573   $      241   $  2,540   $    2,781   $    2,367
  Loans, net of unearned
    income..............    1,617,896        883,404    150,279    2,651,579    2,248,213    487,274    2,735,487      923,678
  Allowance for losses
    on loans............      (30,676)       (15,983)    (3,138)     (49,797)     (31,645)    (6,479)     (38,124)     (19,717)
                           ----------     ----------   --------   ----------   ----------   --------   ----------   ----------
        Net loans.......    1,587,220        867,421    147,141    2,601,782    2,216,568    480,795    2,697,363      903,961
  Investment
    securities..........      219,796        115,189     60,565      395,550      836,583    212,303    1,048,886      169,373
  Intangible assets.....        1,477         11,051      2,746       15,274       52,985      9,356       62,341       15,608
  Cash and cash
    equivalents.........      238,197         74,751     26,030      338,978       36,802     73,628      110,430      138,525
  Other real estate,
    net.................        1,652          9,579        759       11,990        1,070      1,414        2,484        2,590
  Premises and
    equipment...........       28,037         32,090      4,607       64,734       19,013     20,293       39,306       29,173
  Other assets..........       60,825         57,401      4,192      122,418      247,659     12,295      259,954       18,736
                           ----------     ----------   --------   ----------   ----------   --------   ----------   ----------
        TOTAL ASSETS....   $2,155,645     $1,190,514   $246,140   $3,592,299   $3,410,921   $812,624   $4,223,545   $1,280,333
                           ==========     ==========   ========   ==========   ==========   ========   ==========   ==========
LIABILITIES
  Deposits..............   $1,290,429     $  887,437   $214,988   $2,392,854   $1,697,496   $710,800   $2,408,296   $1,138,644
  Other interest-bearing
    liabilities.........      429,691        141,803        280      571,774    1,384,610     18,585    1,403,195       30,682
  Other liabilities.....      290,533         33,531      3,876      327,940       72,755      9,319       82,074       16,036
                           ----------     ----------   --------   ----------   ----------   --------   ----------   ----------
        TOTAL
          LIABILITIES...   $2,010,653     $1,062,771   $219,144   $3,292,568   $3,154,861   $738,704   $3,893,565   $1,185,362
                           ==========     ==========   ========   ==========   ==========   ========   ==========   ==========
PURCHASE PRICE/CAPITAL
  CONTRIBUTION/EQUITY...   $  144,992     $  127,743   $ 26,996   $  299,731   $  256,060   $ 73,920   $  329,980   $   94,971
                           ==========     ==========   ========   ==========   ==========   ========   ==========   ==========

          TABLE 4.  AVERAGE BALANCE SHEETS AND AVERAGE INTEREST RATES

                                                        YEARS ENDED DECEMBER 31,
                                  ---------------------------------------------------------------------
                                                1997                                1996
                                  ---------------------------------   ---------------------------------
                                                 INTEREST     FTE                    INTEREST     FTE
                                    AVERAGE      INCOME/     YIELD/     AVERAGE      INCOME/     YIELD/
                                    BALANCE      EXPENSE      RATE      BALANCE      EXPENSE      RATE
                                  -----------   ----------   ------   -----------   ----------   ------
                                                         (DOLLARS IN THOUSANDS)
ASSETS
  Interest-bearing deposits at
    financial institutions......  $    52,213   $    2,627    5.03%   $    26,403   $    1,593    6.03%
  Federal funds sold and
    securities purchased under
    agreements to resell........      160,328        9,114    5.68        312,162       16,948    5.43
  Trading account assets........      204,765       14,956    7.30        192,856       13,895    7.20
  Investment securities (1)(2)
    Taxable securities..........    2,813,950      187,221    6.65      3,752,983      247,716    6.60
    Tax-exempt securities.......      474,864       43,365    9.13        502,140       45,461    9.05
                                  -----------   ----------            -----------   ----------
        Total investment
          securities............    3,288,814      230,586    7.01      4,255,123      293,177    6.89
  Loans, net of unearned
    income (1)(3)(4)............   12,706,965    1,175,965    9.25     11,924,605    1,105,089    9.27
                                  -----------   ----------            -----------   ----------
        TOTAL EARNING ASSETS (1)
          (2)(3)(4).............   16,413,085    1,433,248    8.73     16,711,149    1,430,702    8.56
  Cash and due from banks.......      608,778                             634,802
  Premises and equipment........      333,658                             342,798
  Allowance for losses on
    loans.......................     (192,647)                           (192,172)
  Other assets..................      828,286                             705,778
                                  -----------                         -----------
        TOTAL ASSETS............  $17,991,160                         $18,202,355
                                  ===========                         ===========
LIABILITIES AND
  SHAREHOLDERS' EQUITY
  Money market accounts.........  $ 1,860,230   $   66,839    3.59%   $ 1,974,092   $   65,692    3.33%
  Savings deposits..............    2,512,641       59,408    2.36      2,399,139       58,408    2.43
  Certificates of deposit of
    $100,000 and over...........    1,396,928       78,046    5.59      1,277,645       74,071    5.80
  Other time deposits...........    5,345,573      290,224    5.43      5,734,545      314,497    5.48
  Short-term borrowings.........      665,134       34,307    5.16      1,089,550       59,553    5.47
  Short-term bank notes.........      119,493        6,973    5.84         88,361        5,136    5.81
  Long-term debt
    Federal Home Loan Bank
      advances..................      888,206       52,190    5.88        960,213       55,641    5.79
    Subordinated capital
      notes.....................      174,173       11,726    6.73        211,866       15,419    7.28
    Medium-term bank notes......      135,000        8,943    6.62         42,637        2,801    6.57
    Trust Preferred
      Securities................      198,956       16,511    8.30         10,871          872    8.02
    Other.......................      270,987       21,142    7.80        214,413       16,049    7.49
                                  -----------   ----------            -----------   ----------
        TOTAL INTEREST-BEARING
          LIABILITIES...........   13,567,321      646,309    4.76     14,003,332      668,139    4.77
  Noninterest-bearing demand
    deposits....................    2,196,231           --              2,103,059           --
                                  -----------   ----------            -----------   ----------
        TOTAL SOURCES OF
          FUNDS.................   15,763,552      646,309             16,106,391      668,139
  Other liabilities.............      536,616                             562,616
  Shareholders' equity..........    1,690,992                           1,533,348
                                  -----------                         -----------
        TOTAL LIABILITIES AND
          SHAREHOLDERS'
          EQUITY................  $17,991,160                         $18,202,355
                                  ===========                         ===========
NET INTEREST INCOME(1)..........                $  786,939                          $  762,563
                                                ==========                          ==========
INTEREST RATE SPREAD(1).........                              3.97%                               3.79%
                                                              ====                                ====
NET INTEREST MARGIN(1)..........                              4.79%                               4.56%
                                                              ====                                ====
TAXABLE-EQUIVALENT ADJUSTMENTS
  Loans.........................                $    2,221                          $    3,089
  Investment securities.........                    14,333                              14,622
                                                ----------                          ----------
        Total...................                $   16,554                          $   17,711
                                                ==========                          ==========

                                      YEARS ENDED DECEMBER 31,
                                  ---------------------------------
                                                1995
                                  ---------------------------------
                                                 INTEREST     FTE
                                    AVERAGE      INCOME/     YIELD/
                                    BALANCE      EXPENSE      RATE
                                  -----------   ----------   ------
                                        (DOLLARS IN THOUSANDS)
ASSETS
  Interest-bearing deposits at
    financial institutions......  $    81,589   $    5,284    6.48%
  Federal funds sold and
    securities purchased under
    agreements to resell........      344,798       19,965    5.79
  Trading account assets........      185,497       14,192    7.65
  Investment securities (1)(2)
    Taxable securities..........    3,164,086      202,889    6.41
    Tax-exempt securities.......      519,195       48,081    9.26
                                  -----------   ----------
        Total investment
          securities............    3,683,281      250,970    6.81
  Loans, net of unearned
    income (1)(3)(4)............   10,662,222      994,214    9.32
                                  -----------   ----------
        TOTAL EARNING ASSETS (1)
          (2)(3)(4).............   14,957,387    1,284,625    8.59
  Cash and due from banks.......      596,207
  Premises and equipment........      320,587
  Allowance for losses on
    loans.......................     (179,852)
  Other assets..................      568,835
                                  -----------
        TOTAL ASSETS............  $16,263,164
                                  ===========
LIABILITIES AND
  SHAREHOLDERS' EQUITY
  Money market accounts.........  $ 1,865,027   $   50,163    2.69%
  Savings deposits..............    2,311,574       59,327    2.57
  Certificates of deposit of
    $100,000 and over...........    1,084,207       54,754    5.05
  Other time deposits...........    5,480,245      314,397    5.74
  Short-term borrowings.........      762,754       44,492    5.83
  Short-term bank notes.........           --           --      --
  Long-term debt
    Federal Home Loan Bank
      advances..................      792,827       49,004    6.18
    Subordinated capital
      notes.....................      129,995       10,337    7.95
    Medium-term bank notes......           --           --      --
    Trust Preferred
      Securities................           --           --      --
    Other.......................      177,213       13,893    7.84
                                  -----------   ----------
        TOTAL INTEREST-BEARING
          LIABILITIES...........   12,603,842      596,367    4.73
  Noninterest-bearing demand
    deposits....................    1,954,312           --
                                  -----------   ----------
        TOTAL SOURCES OF
          FUNDS.................   14,558,154      596,367
  Other liabilities.............      370,015
  Shareholders' equity..........    1,334,995
                                  -----------
        TOTAL LIABILITIES AND
          SHAREHOLDERS'
          EQUITY................  $16,263,164
                                  ===========
NET INTEREST INCOME(1)..........                $  688,258
                                                ==========
INTEREST RATE SPREAD(1).........                              3.86%
                                                              ====
NET INTEREST MARGIN(1)..........                              4.60%
                                                              ====
TAXABLE-EQUIVALENT ADJUSTMENTS
  Loans.........................                $    3,126
  Investment securities.........                    15,681
                                                ----------
        Total...................                $   18,807
                                                ==========

---------------

(1) Fully taxable-equivalent yields are calculated assuming a 35% federal income tax rate.
(2) Yields are calculated on historical cost and exclude the impact of the unrealized gain (loss) on available for sale securities.
(3) Includes loan fees, immaterial in amount, in both interest income and the calculation of the yield on loans.
(4) Includes loans on nonaccrual status.

                 TABLE 5.  ANALYSIS OF VOLUME AND RATE CHANGES

                                            1997 VERSUS 1996                     1996 VERSUS 1995
                                    ---------------------------------   ----------------------------------
                                    INCREASE (DECREASE)                  INCREASE (DECREASE)
                                    DUE TO CHANGE IN:(1)                DUE TO CHANGE IN:(1)
                                    --------------------     TOTAL      ---------------------     TOTAL
                                     AVERAGE    AVERAGE     INCREASE     AVERAGE     AVERAGE     INCREASE
                                     VOLUME       RATE     (DECREASE)    VOLUME       RATE      (DECREASE)
                                    ---------   --------   ----------   ---------   ---------   ----------
                                                            (DOLLARS IN THOUSANDS)
INTEREST INCOME
  Interest-bearing deposits at
     financial institutions.......  $  1,337    $  (303)    $  1,034    $ (3,352)   $   (339)    $ (3,691)
  Federal funds sold and
     securities purchased under
     agreements to resell.........    (8,597)       763       (7,834)     (1,819)     (1,198)      (3,017)
  Trading account assets..........       868        193        1,061         550        (847)        (297)
  Investment securities -- FTE....   (67,666)     5,075      (62,591)     39,371       2,836       42,207
  Loans, net of unearned income --
     FTE..........................    72,406     (1,530)      70,876     117,025      (6,150)     110,875
                                    --------    -------     --------    --------    --------     --------
          TOTAL INTEREST INCOME...    (1,652)     4,198        2,546     151,775      (5,698)     146,077
                                    --------    -------     --------    --------    --------     --------
INTEREST EXPENSE
  Money market accounts...........    (3,916)     5,063        1,147       3,071      12,458       15,529
  Savings deposits................     2,714     (1,714)       1,000       2,199      (3,118)        (919)
  Certificates of deposit of
     $100,000 and over............     6,734     (2,759)       3,975      10,558       8,759       19,317
  Other time deposits.............   (21,146)    (3,127)     (24,273)     14,259     (14,159)         100
  Short-term borrowings...........   (20,792)    (2,617)     (23,409)     22,938      (2,741)      20,197
  Long-term debt..................    19,097        633       19,730      22,593      (5,045)      17,548
                                    --------    -------     --------    --------    --------     --------
          TOTAL INTEREST
            EXPENSE...............   (17,309)    (4,521)     (21,830)     75,618      (3,846)      71,772
                                    --------    -------     --------    --------    --------     --------
CHANGE IN NET INTEREST INCOME.....  $ 15,657    $ 8,719     $ 24,376    $ 76,157    $ (1,852)    $ 74,305
                                    ========    =======     ========    ========    ========     ========
PERCENTAGE INCREASE IN NET
  INTEREST INCOME OVER PRIOR
  PERIOD..........................                              3.20%                               10.80%
                                                            ========                             ========

---------------

FTE -- Fully taxable-equivalent
(1) The change due to both rate and volume has been allocated to change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.

                         TABLE 6.  AVERAGE DEPOSITS(1)

                                                                             YEARS ENDED DECEMBER 31,
                                                        -------------------------------------------------------------------
                                                           1997          1996          1995          1994          1993
                                                        -----------   -----------   -----------   -----------   -----------
                                                                              (DOLLARS IN THOUSANDS)
Noninterest-bearing demand............................  $ 2,196,231   $ 2,103,059   $ 1,954,312   $ 1,923,194   $ 1,766,661
Money market(2).......................................    1,860,230     1,974,092     1,865,027     2,035,496     2,309,466
Savings(3)............................................    2,512,641     2,399,139     2,311,574     2,413,878     1,792,854
Other time(4).........................................    5,345,573     5,734,545     5,480,245     5,114,664     4,714,238
                                                        -----------   -----------   -----------   -----------   -----------
        TOTAL AVERAGE CORE DEPOSITS...................   11,914,675    12,210,835    11,611,158    11,487,232    10,583,219
Certificates of deposit of $100,000 and over..........    1,396,928     1,277,645     1,084,207       958,325       970,869
                                                        -----------   -----------   -----------   -----------   -----------
        TOTAL AVERAGE DEPOSITS........................  $13,311,603   $13,488,480   $12,695,365   $12,445,557   $11,554,088
                                                        ===========   ===========   ===========   ===========   ===========

---------------

(1) Table 4 presents the average rate paid on the above deposit categories for the three years in the period ended December 31, 1997.
(2) Includes money market savings accounts and super NOW accounts.
(3) Includes regular savings accounts, NOW accounts, and premium savings accounts.
(4) Includes certificates of deposit of less than $100,000, investment savings deposits, IRAs, and Club accounts.

                  TABLE 7.  COMPOSITION OF THE LOAN PORTFOLIO

                                                                                    DECEMBER 31,
                                                         ------------------------------------------------------------------
                                                            1997          1996          1995          1994          1993
                                                         -----------   -----------   -----------   -----------   ----------
                                                                               (DOLLARS IN THOUSANDS)
Commercial, financial, and agricultural................  $ 1,940,781   $ 1,839,722   $ 1,864,625   $ 1,842,496   $1,625,855
Foreign................................................      207,343       145,483       127,623       115,316       84,163
Accounts receivable -- factoring.......................      579,067       452,522       319,487       247,135      221,377
Real estate -- construction............................      639,696       576,154       492,909       425,893      321,915
Real estate -- mortgage
  Secured by 1-4 family residential....................    3,603,097     3,840,952     3,564,526     3,502,235    2,728,430
  FHA/VA government-insured/guaranteed.................    1,319,553     1,555,308     1,002,393       740,276      477,551
  Other mortgage.......................................    2,055,420     1,674,555     1,418,021     1,376,645    1,207,826
Home equity............................................      290,634       237,595       220,252       201,352      180,399
Consumer
  Credit cards and related plans.......................      558,705       653,995       446,715       309,940      141,670
  Other consumer.......................................    1,427,756     1,565,159     1,425,213     1,307,652    1,093,103
Direct lease financing.................................       65,037        73,306        74,551        50,479       34,717
                                                         -----------   -----------   -----------   -----------   ----------
        TOTAL LOANS....................................   12,687,089    12,614,751    10,956,315    10,119,419    8,117,006
Less: Unearned income..................................       28,525        36,180        39,008        44,961       39,854
                                                         -----------   -----------   -----------   -----------   ----------
        TOTAL LOANS, NET OF UNEARNED INCOME............  $12,658,564   $12,578,571   $10,917,307   $10,074,458   $8,077,152
                                                         ===========   ===========   ===========   ===========   ==========

 TABLE 8.  ALLOCATION OF THE ALLOWANCE FOR LOSSES ON LOANS BY CATEGORY OF LOANS
       AND THE PERCENTAGE OF LOANS BY CATEGORY TO TOTAL LOANS OUTSTANDING

                                                                 DECEMBER 31,
                       -------------------------------------------------------------------------------------------------
                                1997                     1996                     1995                     1994
                       ----------------------   ----------------------   ----------------------   ----------------------
                                  PERCENTAGE               PERCENTAGE               PERCENTAGE               PERCENTAGE
                                  OF LOANS TO              OF LOANS TO              OF LOANS TO              OF LOANS TO
                        AMOUNT    TOTAL LOANS    AMOUNT    TOTAL LOANS    AMOUNT    TOTAL LOANS    AMOUNT    TOTAL LOANS
                       --------   -----------   --------   -----------   --------   -----------   --------   -----------
                                                            (DOLLARS IN THOUSANDS)
Commercial,
  financial, and
  agricultural.......  $ 46,721        22%      $ 37,805        21%      $ 48,698        22%      $ 54,728        22%
Foreign..............     3,150         2          1,300         1          1,400         1            300         1
Real estate --
  construction.......    10,512         6          7,390         5          9,026         5          7,488         5
Real estate --
  mortgage...........    83,597        50         78,582        50         63,600        50         67,599        52
Consumer.............    80,487        19         63,053        22         56,053        21         43,961        19
Direct lease
  financing..........       922         1            988         1          1,191         1            528         1
                       --------       ---       --------       ---       --------       ---       --------       ---
        Total........  $225,389       100%      $189,118       100%      $179,968       100%      $174,604       100%
                       ========       ===       ========       ===       ========       ===       ========       ===

                            DECEMBER 31,
                       ----------------------
                                1993
                       ----------------------
                                  PERCENTAGE
                                  OF LOANS TO
                        AMOUNT    TOTAL LOANS
                       --------   -----------
                       (DOLLARS IN THOUSANDS)
Commercial,
  financial, and
  agricultural.......  $ 68,154        24%
Foreign..............     8,000         1
Real estate --
  construction.......     4,931         4
Real estate --
  mortgage...........    62,431        52
Consumer.............    28,289        19
Direct lease
  financing..........       525        --
                       --------       ---
        Total........  $172,330       100%
                       ========       ===

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

TABLE 9.  NONACCRUAL, RESTRUCTURED, AND PAST DUE LOANS AND FORECLOSED PROPERTIES

                                                                                  DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1997       1996       1995       1994       1993
                                                              --------   --------   --------   --------   --------
                                                                             (DOLLARS IN THOUSANDS)
Nonaccrual loans:
  Domestic..................................................  $ 94,488   $ 89,308   $ 71,024   $ 53,683   $ 59,543
  Foreign...................................................        96         96      2,072        334      7,312
Restructured loans..........................................    10,021     11,266     11,271     15,349     22,546
                                                              --------   --------   --------   --------   --------
        TOTAL NONPERFORMING LOANS...........................   104,605    100,670     84,367     69,366     89,401
                                                              --------   --------   --------   --------   --------
Foreclosed properties:
  Other real estate, net....................................    22,059     31,842     23,202     30,730     44,152
  Other foreclosed properties...............................     1,993        989      1,138        669        883
                                                              --------   --------   --------   --------   --------
        TOTAL FORECLOSED PROPERTIES.........................    24,052     32,831     24,340     31,399     45,035
                                                              --------   --------   --------   --------   --------
        TOTAL NONPERFORMING ASSETS..........................  $128,657   $133,501   $108,707   $100,765   $134,436
                                                              ========   ========   ========   ========   ========
Loans 90 days or more past due and not on nonaccrual status:
  Domestic..................................................  $ 24,063   $ 23,480   $ 20,711   $  9,083   $ 13,891
  Foreign...................................................        --         --         --      1,500         --
                                                              --------   --------   --------   --------   --------
        TOTAL LOANS 90 DAYS OR MORE PAST DUE................  $ 24,063   $ 23,480   $ 20,711   $ 10,583   $ 13,891
                                                              ========   ========   ========   ========   ========
FHA/VA GOVERNMENT-INSURED/GUARANTEED LOANS:
  Loans 90 days or more past due and not on nonaccrual
    status..................................................  $516,692   $724,364   $557,875   $282,523   $144,892
  Nonaccrual................................................    14,794         --         --         --         --

                    TABLE 10.  ALLOWANCE FOR LOSSES ON LOANS

                                                                   YEARS ENDED DECEMBER 31,
                                              ------------------------------------------------------------------
                                                 1997          1996          1995          1994          1993
                                              -----------   -----------   -----------   -----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
BALANCE AT BEGINNING OF PERIOD..............  $   189,118   $   179,968   $   174,604   $   172,330   $  141,281
LOANS CHARGED OFF
  Commercial, financial, and agricultural...       17,089        17,179        11,086        11,919       18,750
  Foreign...................................           --         3,391           743         6,893        1,389
  Real estate -- construction...............          192           367           318           312          901
  Real estate -- mortgage...................        5,714         5,305         6,601         8,176        4,323
  Consumer..................................       25,971        23,682        15,303        11,016       11,390
  Credit cards and related plans............       50,070        28,835        14,192         2,911        2,817
  Direct lease financing....................           30            48            52             6           52
                                              -----------   -----------   -----------   -----------   ----------
         Total charge-offs..................       99,066        78,807        48,295        41,233       39,622
                                              -----------   -----------   -----------   -----------   ----------
RECOVERIES ON LOANS PREVIOUSLY CHARGED OFF
  Commercial, financial, and agricultural...        5,904         4,108         6,816         7,556        7,141
  Foreign...................................           10            --         1,632         1,523           28
  Real estate -- construction...............          174            16           429           468           59
  Real estate -- mortgage...................        2,750         2,233         2,170         2,983          932
  Consumer..................................        2,920         5,654         4,843         4,746        4,793
  Credit cards and related plans............        6,686         2,044         1,039           857          860
  Direct lease financing....................           27             4            52           133           54
                                              -----------   -----------   -----------   -----------   ----------
         Total recoveries...................       18,471        14,059        16,981        18,266       13,867
                                              -----------   -----------   -----------   -----------   ----------
Net charge-offs.............................       80,595        64,748        31,314        22,967       25,755
Provisions charged to expense...............      113,633        68,948        33,917        15,989       35,235
Allowance related to the sale of certain
  loans.....................................           --        (1,628)           --            --           --
Increase due to acquisitions................        3,233         6,578         2,761         9,252       21,569
                                              -----------   -----------   -----------   -----------   ----------
BALANCE AT END OF PERIOD....................  $   225,389   $   189,118   $   179,968   $   174,604   $  172,330
                                              ===========   ===========   ===========   ===========   ==========
Total loans, net of unearned income, at end
  of period.................................  $12,658,564   $12,578,571   $10,917,307   $10,074,458   $8,077,152
Less: FHA/VA government-insured/guaranteed
  loans.....................................    1,319,553     1,555,308     1,002,393       740,276      477,551
                                              -----------   -----------   -----------   -----------   ----------
  LOANS USED TO CALCULATE RATIOS............  $11,339,011   $11,023,263   $ 9,914,914   $ 9,334,182   $7,599,601
                                              ===========   ===========   ===========   ===========   ==========
Average total loans, net of unearned income,
  during period.............................  $12,706,965   $11,924,605   $10,662,222   $ 9,180,437   $7,925,718
Less: Average FHA/VA government-
  insured/guaranteed loans..................    1,487,085     1,287,183       876,565       598,722      375,199
                                              -----------   -----------   -----------   -----------   ----------
  AVERAGE LOANS USED TO CALCULATE RATIOS....  $11,219,880   $10,637,422   $ 9,785,657   $ 8,581,715   $7,550,519
                                              ===========   ===========   ===========   ===========   ==========
CREDIT QUALITY RATIOS(1)
  Allowance at end of period to loans, net
    of unearned income......................         1.99%         1.72%         1.82%         1.87%        2.27%
  Allowance at end of period to average
    loans, net of unearned income...........         2.01          1.78          1.84          2.03         2.28
  Allowance for losses on loans as a
    percentage of nonperforming loans.......          215           188           213           252          193
  Net charge-offs to average loans, net of
    unearned income.........................          .72           .61           .32           .27          .34
  Provision to average loans, net of
    unearned income.........................         1.01           .65           .35           .19          .47
  Nonperforming loans as a percentage of
    loans...................................          .92           .91           .85           .74         1.18
  Nonperforming assets as a percentage of
    loans plus foreclosed properties........         1.13          1.21          1.09          1.08         1.76
  Loans 90 days or more past due and not on
    nonaccrual status as a percentage of
    loans...................................          .21           .21           .21           .11          .18

---------------

(1) Ratio calculations exclude FHA/VA government-insured/guaranteed loans since they represent minimal credit risk to the Corporation. See the "Loans" discussion for additional information regarding the FHA/VA government-insured/guaranteed loans and Table 9 for the detail of nonperforming assets.

           TABLE 11.  RATE SENSITIVITY ANALYSIS AT DECEMBER 31, 1997

                                                           INTEREST-SENSITIVE WITHIN (1)(7)
                               ----------------------------------------------------------------------------------------
                                0-30     31-90    91-180   181-365    1-2      2-5      OVER     NONINTEREST-
                                DAYS     DAYS      DAYS     DAYS     YEARS    YEARS    5 YEARS     BEARING       TOTAL
                               ------   -------   ------   -------   ------   ------   -------   ------------   -------
                                                                (DOLLARS IN MILLIONS)
ASSETS
  Loans and
    leases(2)(3)(4)..........  $3,363   $   722   $  833   $1,349    $1,313   $3,048   $1,954      $   105      $12,687
  Investment
    securities(5)(6).........     384       172      305      407       547      717      716           --        3,248
  Other earning assets.......     366       125        1       --        --       --       --           --          492
  Other assets...............      --        --       --       --        --       --       --        1,678        1,678
                               ------   -------   ------   ------    ------   ------   ------      -------      -------
         TOTAL ASSETS........  $4,113   $ 1,019   $1,139   $1,756    $1,860   $3,765   $2,670      $ 1,783      $18,105
                               ======   =======   ======   ======    ======   ======   ======      =======      =======
SOURCES OF FUNDS
  Money market
    deposits(7)(8)...........  $   --   $   683   $   --   $  683    $   --   $  911   $   --      $    --      $ 2,277
  Other savings and time
    deposits.................     843     1,567    1,046    1,279       704    1,954       20           --        7,413
  Certificates of deposit of
    $100,000 and over........     271       300      279      379       141       56        1           --        1,427
  Short-term borrowings......     830         1       --        1        --       --       --           --          832
  Short and medium-term bank
    notes....................      --        --       --       30        45       60       --           --          135
  Federal Home Loan Bank
    advances.................     266       320        3        5        12       16       82           --          704
  Other long-term debt.......     319         1        1        2         2       13      373           --          711
  Noninterest-bearing
    deposits.................      --        --       --       --        --       --       --        2,323        2,323
  Other liabilities..........      --        --       --       --        --       --       --          536          536
  Shareholders' equity.......      --        --       --       --        --       --       --        1,747        1,747
                               ------   -------   ------   ------    ------   ------   ------      -------      -------
         TOTAL SOURCES OF
           FUNDS.............  $2,529   $ 2,872   $1,329   $2,379    $  904   $3,010   $  476      $ 4,606      $18,105
                               ======   =======   ======   ======    ======   ======   ======      =======      =======
INTEREST-RATE SENSITIVITY
  GAP........................  $1,584   $(1,853)  $ (190)  $ (623)   $  956   $  755   $2,194      $(2,823)
CUMULATIVE INTEREST RATE
  SENSITIVITY GAP (8)........   1,584      (269)    (459)  (1,082)     (126)     629    2,823           --
CUMULATIVE GAP AS A
  PERCENTAGE OF TOTAL
  ASSETS (8).................       9%       (1)%     (3)%     (6)%      (1)%      3%      16%          --%

---------------

MANAGEMENT HAS MADE THE FOLLOWING ASSUMPTIONS IN THE ABOVE ANALYSIS:
(1) Assets and liabilities are generally scheduled according to their earliest repricing dates regardless of their contractual maturities.
(2) Nonaccrual loans are included in the noninterest-bearing category.
(3) Fixed-rate mortgage loan maturities are estimated based on the currently prevailing principal-prepayment patterns of comparable mortgage-backed securities.
(4) Delinquent FHA/VA loans are scheduled based on foreclosure and repayment patterns.
(5) The scheduled maturities of mortgage-backed securities and CMOs assume principal prepayment of these securities on dates estimated by management, relying primarily upon current and consensus interest-rate forecasts in conjunction with the latest three-month historical prepayment schedules.
(6) Securities are generally scheduled according to their call dates when valued at a premium to par.
(7) Money market deposits and savings deposits that have no contractual maturities are scheduled according to management's best estimate of their repricing in response to changes in market rates. The impact of changes in market rates would be expected to vary by product type and market.
(8) If all money market, NOW and savings deposits had been included in the 0-30 Days category, the cumulative gap as a percentage of total assets would have been negative (16%), (19%), (20%), (19%), (14%), and positive 3% and 16%, respectively, for the 0-30 Days, 31-90 Days, 91-180 Days, 181-365 Days, 1-2 Years, 2-5 Years, and over 5 Years categories at December 31, 1997.

           TABLE 12.  INVESTMENT SECURITIES AND OTHER EARNING ASSETS

                                                                         DECEMBER 31,
                                                             ------------------------------------
                                                                1997         1996         1995
                                                             ----------   ----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
U.S. Government obligations
  U.S. Treasury............................................  $  731,440   $  915,251   $  947,613
  U.S. Government agencies.................................   1,838,178    1,790,208    2,363,066
                                                             ----------   ----------   ----------
          Total U.S. Government obligations................   2,569,618    2,705,459    3,310,679
Obligations of states and political subdivisions...........     509,142      508,271      522,344
Other investment securities................................     168,920      173,487      137,013
                                                             ----------   ----------   ----------
          Total investment securities......................   3,247,680    3,387,217    3,970,036
Interest-bearing deposits at financial institutions........      24,490       20,488       51,000
Federal funds sold and securities purchased under
  agreements to resell.....................................     109,192      205,567      521,655
Trading account assets.....................................     187,419      260,266      136,772
Loans held for resale......................................     170,742      109,156      120,431
                                                             ----------   ----------   ----------
          Total investment securities and other earning
            assets.........................................  $3,739,523   $3,982,694   $4,799,894
                                                             ==========   ==========   ==========

                         TABLE 13.  RISK-BASED CAPITAL

                                                                       DECEMBER 31,
                                                          ---------------------------------------
                                                             1997          1996          1995
                                                          -----------   -----------   -----------
                                                                  (DOLLARS IN THOUSANDS)
TIER 1 CAPITAL
  Shareholders' equity..................................  $ 1,746,866   $ 1,618,883   $ 1,450,546
  Trust Preferred Securities and minority interest in
     consolidated subsidiaries..........................      214,460       211,637         1,088
  Less:  Goodwill and other intangibles.................      (44,570)      (53,081)      (56,260)
         Disallowed deferred tax asset..................       (1,601)       (1,867)       (2,237)
         Unrealized gain on available for sale
     securities.........................................      (38,729)      (23,231)      (31,931)
                                                          -----------   -----------   -----------
          TOTAL TIER 1 CAPITAL..........................    1,876,426     1,752,341     1,361,206
TIER 2 CAPITAL
  Allowance for losses on loans.........................      152,177       142,856       126,200
  Qualifying long-term debt.............................      174,232       174,121       174,166
                                                          -----------   -----------   -----------
          TOTAL CAPITAL BEFORE DEDUCTIONS...............    2,202,835     2,069,318     1,661,572
  Less investment in unconsolidated subsidiaries........      (10,628)       (1,812)         (214)
                                                          -----------   -----------   -----------
          TOTAL CAPITAL.................................  $ 2,192,207   $ 2,067,506   $ 1,661,358
                                                          ===========   ===========   ===========
RISK-WEIGHTED ASSETS....................................  $12,100,939   $11,747,824   $10,246,806
                                                          ===========   ===========   ===========
RATIOS
  Equity to assets......................................         9.65%         8.83%         8.44%
  Leverage ratio(1).....................................        10.48          9.50          8.11
  Tier 1 capital to risk-weighted assets(1).............        15.51         14.92         13.28
  Total capital to risk-weighted assets(1)..............        18.12         17.60         16.21

---------------

(1) Regulatory minimums for institutions considered "well-capitalized" are 5%, 6%, and 10% for the leverage, Tier 1 capital to risk-weighted assets, and Total capital to risk-weighted assets ratios, respectively. As of December 31, 1997, all of the Corporation's banking subsidiaries were considered "well-capitalized" for purposes of FDIC deposit insurance assessments. See
     Note 12 to the consolidated financial statements for a comparison of the Corporation's capital levels and ratios to the regulatory minimums for "adequately capitalized" and "well capitalized."

                       TABLE 14.  SELECTED QUARTERLY DATA

                                                      1997 QUARTERS ENDED(1)
                               --------------------------------------------------------------------
                                MARCH 31       JUNE 30     SEPTEMBER 30   DECEMBER 31      TOTAL
                               -----------   -----------   ------------   -----------   -----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income..........  $   190,950   $   194,961   $   191,915    $   192,559   $   770,385
Provision for losses on
  loans......................      (22,004)      (22,034)      (32,646)       (36,949)     (113,633)
Investment securities gains
  (losses)...................          173          (107)        2,385           (347)        2,104
Noninterest income...........       82,451        83,621       101,310         92,124       359,506
Noninterest expense..........     (148,646)     (152,932)     (157,722)      (238,404)     (697,704)
                               -----------   -----------   -----------    -----------   -----------
Earnings before income
  taxes......................      102,924       103,509       105,242          8,983       320,658
Applicable income taxes......       36,479        35,251        36,489          3,678       111,897
                               -----------   -----------   -----------    -----------   -----------
Net earnings.................  $    66,445   $    68,258   $    68,753    $     5,305   $   208,761
                               ===========   ===========   ===========    ===========   ===========
PER COMMON SHARE DATA
  Net earnings
     Basic...................  $       .82   $       .84   $       .84    $       .05   $      2.54
     Diluted.................          .79           .80           .81            .05          2.45
  Dividends..................          .32          .375           .40            .40         1.495
UPC COMMON STOCK DATA(2)
  High trading price.........  $     47.75   $     52.13   $     56.50    $     67.88   $     67.88
  Low trading price..........        38.38         41.25         49.25          57.00         38.38
  Closing price..............        40.63         51.88         55.88          67.88         67.88
  Trading volume (in
     thousands)(3)...........       11,211        11,449         8,310         10,001        40,971
KEY FINANCIAL DATA
  Return on average assets...         1.49%         1.52%         1.52%           .12%         1.16%
  Return on average common
     equity..................        17.16         16.81         16.20            .98         12.54
  Expense ratio(4)...........         1.44          1.47          1.32           1.92          1.54
  Efficiency ratio(5)........        52.63         52.94         52.42          61.34         54.84
  Equity/assets (period
     end)....................         9.21          9.55          9.75           9.65          9.65
  Average earning assets.....  $16,466,377   $16,515,334   $16,351,634    $16,321,265   $16,413,085
  Interest income -- FTE.....      355,682       360,682       359,394        357,490     1,433,248
  Yield on average earning
     assets -- FTE...........         8.76%         8.76%         8.72%          8.69%         8.73%
  Average interest-bearing
     liabilities.............  $13,806,466   $13,670,609   $13,527,649    $13,270,884   $13,567,321
  Total interest expense.....      160,539       161,717       163,190        160,863       646,309
  Rate on average interest-
     bearing liabilities.....         4.72%         4.74%         4.79%          4.81%         4.76%
  Net interest
     income -- FTE...........  $   195,143   $   198,965   $   196,204    $   196,627   $   786,939
  Net interest
     margin -- FTE...........         4.81%         4.83%         4.76%          4.78%         4.79%

                                                      1996 QUARTERS ENDED(1)
                               --------------------------------------------------------------------
                                MARCH 31       JUNE 30     SEPTEMBER 30   DECEMBER 31      TOTAL
                               -----------   -----------   ------------   -----------   -----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income..........  $   181,097   $   187,021   $   185,187    $   191,547   $   744,852
Provision for losses on
  loans......................      (15,244)      (16,014)      (18,379)       (19,311)      (68,948)
Investment securities gains
  (losses)...................           61           (29)         (257)         4,324         4,099
Noninterest income...........       74,247        79,836        81,538         80,782       316,403
Noninterest expense..........     (156,020)     (159,070)     (195,075)      (221,652)     (731,817)
                               -----------   -----------   -----------    -----------   -----------
Earnings before income
  taxes......................       84,141        91,744        53,014         35,690       264,589
Applicable income taxes......       27,842        32,509        19,532         13,232        93,115
                               -----------   -----------   -----------    -----------   -----------
Net earnings.................  $    56,299   $    59,235   $    33,482    $    22,458   $   171,474
                               ===========   ===========   ===========    ===========   ===========
PER COMMON SHARE DATA
  Net earnings
     Basic...................  $       .71   $       .75   $       .41    $       .27   $      2.13
     Diluted.................          .68           .71           .40            .27          2.05
  Dividends..................          .27           .27           .27            .27          1.08
UPC COMMON STOCK DATA(2)
  High trading price.........  $     31.75   $     31.25   $     36.25    $     41.38   $     41.38
  Low trading price..........        29.00         29.63         28.63          34.63         28.63
  Closing price..............        30.25         30.38         35.50          39.00         39.00
  Trading volume (in
     thousands)(3)...........        5,862         5,221         9,506          7,795        28,383
KEY FINANCIAL DATA
  Return on average assets...         1.27%         1.32%          .73%           .48%          .94%
  Return on average common
     equity..................        15.76         16.26          8.60           5.52         11.38
  Expense ratio(4)...........         1.70          1.61          1.55           1.59          1.61
  Efficiency ratio(5)........        57.88         56.57         57.46          55.92         56.94
  Equity/assets (period
     end)....................         8.52          8.58          8.55           8.83          8.83
  Average earning assets.....  $16,403,616   $16,630,134   $16,898,805    $16,907,819   $16,711,149
  Interest income -- FTE.....      350,374       356,805       358,528        364,174     1,430,702
  Yield on average earning
     assets -- FTE...........         8.59%         8.63%         8.44%          8.57%         8.56%
  Average interest-bearing
     liabilities.............  $13,693,439   $13,965,854   $14,235,981    $14,114,280   $14,003,332
  Total interest expense.....      165,171       165,448       168,999        168,521       668,139
  Rate on average interest-
     bearing liabilities.....         4.85%         4.76%         4.72%          4.75%         4.77%
  Net interest
     income -- FTE...........  $   185,203   $   191,357   $   189,529    $   195,653   $   762,563
  Net interest
     margin -- FTE...........         4.54%         4.63%         4.46%          4.60%         4.56%

---------------

FTE -- Fully taxable-equivalent basis
(1) Quarterly amounts for 1996 and 1997 have been restated for the fourth quarter 1997 acquisitions of Magna and Capital-Miami which were accounted for using the pooling of interests method of accounting. Certain quarterly amounts for acquired entities have been restated from originally reported amounts due to certain adjustments to conform to the Corporation's policies.
(2) Union Planters Corporation's common stock is listed on the New York Stock Exchange (NYSE) and is traded under the symbol UPC. All share prices represent closing prices as reported by the NYSE. There were approximately 20,000 holders of the Corporation's common stock as of December 31, 1997.
(3) Trading volume represents total volume for the period shown as reported by NYSE.
(4) The expense ratio equals noninterest expense minus noninterest income (excluding significant nonrecurring revenues and expenses, investment securities gains and losses, and goodwill and other intangibles amortization) divided by average assets.
(5) The efficiency ratio is calculated excluding the same items as in the expense ratio calculation, dividing noninterest expense by net interest income (FTE) plus noninterest income.

          TABLE 15.  UNION PLANTERS CORPORATION'S BANKING SUBSIDIARIES

                                                                      DECEMBER 31, 1997(1)
                                                              -------------------------------------
                                                              ASSETS    LOANS    DEPOSITS   EQUITY
                                                              -------   ------   --------   -------
                                                                      (DOLLARS IN MILLIONS)
TENNESSEE
Union Planters Bank, N.A.
  Memphis Bank..............................................  $ 5,407   $3,605    $2,840    $509.9
  Nashville Bank............................................    1,059      591       961      78.6
  Humboldt Bank.............................................      441      291       390      37.5
  Knoxville Bank............................................      434      306       349      36.5
  Jackson Bank..............................................      326      195       297      22.1
  Cookeville Bank...........................................      247      158       227      17.8
  Shelbyville Bank..........................................      201      126       171      17.3
  Harriman Bank.............................................      188      122       171      13.2
  Crossville Bank...........................................      183       88       163      12.9
  Goodlettsville Bank.......................................      180      125       167      11.1
  Chattanooga Bank..........................................      130       71       115      13.1
  Lexington Bank............................................      112       74       103       7.1
  Brownsville Bank..........................................       92       50        74       5.2
  Somerville Bank...........................................       89       55        81       6.4
  Woodbury Bank.............................................       80       61        70       6.6
  Hohenwald Bank............................................       58       34        50       4.5
  Erin Bank.................................................       52       31        46       5.1
Union Planters Bank of the Lakeway Area (Morristown)........      212      151       181      15.4
Union Planters Bank of Northwest Tennessee FSB (Paris)......      173      124       154      11.3
Selmer Bank & Trust Company.................................       95       49        86       8.0
                                                              -------   ------    ------    ------
         Total Tennessee....................................  $ 9,759   $6,307    $6,696    $839.6
                                                              =======   ======    ======    ======
MISSISSIPPI
Union Planters Bank, N.A.
  Hattiesburg Bank..........................................  $ 1,316   $1,020    $1,001    $135.8
  Jackson Bank..............................................      757      510       664      57.1
  Clarksdale Bank...........................................      597      319       539      43.0
  Grenada Bank..............................................      509      363       461      44.3
  New Albany Bank...........................................      296      195       266      18.8
                                                              -------   ------    ------    ------
         Total Mississippi..................................  $ 3,475   $2,407    $2,931    $299.0
                                                              =======   ======    ======    ======
FLORIDA
Union Planters Bank of Florida (Miami)......................  $ 2,156   $1,618    $1,290    $145.0
                                                              =======   ======    ======    ======
MISSOURI
Union Planters Bank, N.A.
  Cape Girardeau Bank.......................................  $   670   $  528    $  598    $ 44.8
  St. Louis Bank............................................      197      132       175      19.4
  Springfield Bank..........................................      189      138       169      18.7
  Columbia Bank.............................................      100       86        80       6.2
                                                              -------   ------    ------    ------
         Total Missouri.....................................  $ 1,156   $  884    $1,022    $ 89.1
                                                              =======   ======    ======    ======
ARKANSAS
Union Planters Bank, N.A.
  Jonesboro Bank............................................  $   713   $  456    $  521    $ 57.5
  Clinton Bank..............................................       93       64        82       6.5
                                                              -------   ------    ------    ------
         Total Arkansas.....................................  $   806   $  520    $  603    $ 64.0
                                                              =======   ======    ======    ======
LOUISIANA
Union Planters Bank, N.A.
  Baton Rouge Bank..........................................  $   698   $  509    $  605    $ 50.9
                                                              =======   ======    ======    ======
ALABAMA
Union Planters Bank, N.A.
  Decatur Bank..............................................  $   449   $  335    $  417    $ 27.5
                                                              =======   ======    ======    ======
KENTUCKY
Union Planters Bank, N.A.
  Franklin Bank.............................................  $   115   $   88    $  105    $  7.3
                                                              =======   ======    ======    ======

---------------

(1) State totals do not add to consolidated amounts due to eliminations. Intercompany loans have been excluded from the individual bank totals.

                           UNION PLANTERS CORPORATION
                          BANKS AND COMMUNITIES SERVED

                                                         OFFICES
                                                         -------
TENNESSEE
UNION PLANTERS BANK, N.A.
  MEMPHIS BANK
    Bartlett, Collierville, Cordova, Germantown, and
    Memphis.............................................    40
  NASHVILLE BANK
    Antioch, Brentwood, Columbia, Dickson, Donelson,
    Eagleville, Franklin, Gallatin, Goodlettsville,
    Hendersonville, Lebanon, Madison, Mt. Juliet,
    Murfreesboro, Nashville, and Smyrna.................    25
  HUMBOLDT BANK
    Dyersburg, Elbridge, Gibson, Humboldt, Martin,
    Newbern, Obion, Ridgely, Ripley, Rutherford,
    Tiptonville, Trenton, Union City, and Yorkville.....    27
  KNOXVILLE BANK
    Alcoa, Clinton, Greenback, Jefferson City,
    Knoxville, Maryville, Morristown, and Oak Ridge.....    16
  JACKSON BANK
    Jackson and Milan...................................     9
  COOKEVILLE BANK
    Alexandria, Algood, Baxter, Byrdstown, Celina,
    Cookeville, Dowelltown, Monterey, and Smithville....    12
  SHELBYVILLE BANK
    Fayetteville, Monteagle, Shelbyville, and Tracy
    City................................................     7
  HARRIMAN BANK
    Harriman, Kingston, Oliver Springs, Rockwood,
    Sunbright, and Wartburg.............................     6
  CROSSVILLE BANK
    Crossville and Fairfield Glade......................     6
  GOODLETTSVILLE BANK
    Goodlettsville, Springfield, and White House........     4
  CHATTANOOGA BANK
    Chattanooga, Cleveland, and East Ridge..............     8
  LEXINGTON BANK
    Jackson and Lexington...............................     3
  BROWNSVILLE BANK
    Brownsville and Stanton.............................     4
  SOMERVILLE BANK
    Bolivar, Somerville, and Whiteville.................     3
  WOODBURY BANK
    Auburntown and Woodbury.............................     3
  HOHENWALD BANK........................................     3
  ERIN BANK
    Cumberland City and Erin............................     2
UNION PLANTERS BANK OF THE LAKEWAY AREA
    Jefferson City, Morristown, Newport, and Talbott....     7
UNION PLANTERS BANK OF NORTHWEST TENNESSEE FSB
    Camden, Huntingdon, McKenzie, Paris, and Waverly....     6
SELMER BANK AND TRUST COMPANY
    Bethel Springs, Ramer, and Selmer...................     4
MISSISSIPPI
UNION PLANTERS BANK, N.A.
  HATTIESBURG BANK
    Bassfield, Bay St. Louis, Biloxi, Collins,
    Ellisville, Gulfport, Hattiesburg, Laurel, Moss
    Point, Mount Olive, Ocean Springs, Pascagoula,
    Petal, and Prentiss.................................    38
UNION PLANTERS BANK, N.A.
  JACKSON BANK
    Brandon, Byram, Canton, Clinton, Collinsville,
    Crystal Springs, Decatur, Flowood, Forest,
    Hazlehurst, Jackson, Madison, Meridian, Newton,
    Pearl, Philadelphia, Ridgeland, Terry, Union, and
    Vicksburg...........................................    38

                                                         OFFICES
                                                         -------
  CLARKSDALE BANK
    Batesville, Charleston, Clarksdale, Cleveland, Drew,
    Friars Point, Greenville, Greenwood, Itta Bena,
    Lambert, Leland, Lula, Moorhead, Pope, Shaw, Sledge,
    and Sumner..........................................    29
  GRENADA BANK
    Ackerman, Calhoun City, Columbus, Derma, Eupora,
    Grenada, Houston, Kosciusko, Louisville, Water
    Valley, West Point, and Winona......................    21
  NEW ALBANY BANK
    Ashland, Baldwyn, New Albany, Oxford, Ripley, and
    Tupelo..............................................    12
  MEMPHIS BANK
    Olive Branch and Southaven..........................     4
FLORIDA
UNION PLANTERS BANK OF FLORIDA
    Boca Raton, Coral Gables, Coral Springs, Deerfield
    Beach, Delray Beach, Ft. Lauderdale, Hialeah, Miami,
    North Bay Village, North Miami Beach, South Miami
    Beach, Plantation, and West Palm Beach..............    28
MISSOURI
UNION PLANTERS BANK, N.A.
  CAPE GIRARDEAU BANK
    Advance, Benton, Cape Girardeau, Charleston, Dexter,
    East Prairie, Jackson, Marble Hill, Matthews, New
    Madrid, Oran, Perryville, Poplar Bluff, Ste.
    Genevieve, Scott City, and Sikeston.................    24
  ST. LOUIS BANK
    Affton, Clayton, Rock Hill, and St. Louis...........     6
  SPRINGFIELD BANK
    Aurora, Bolivar, Branson, El Dorado, Mt. Vernon,
    Ozark, Republic, Spring, and Springfield............    17
  COLUMBIA BANK
    Ashland and Columbia................................     4
ARKANSAS
UNION PLANTERS BANK, N.A.
  JONESBORO BANK
    Bono, Brookland, Cherokee Village, Hardy, Jonesboro,
    Mammoth Spring, Marmaduke, Newport, Paragould,
    Rector, Sidney, and Weiner..........................    22
  CLINTON BANK
    Bee Branch, Clinton, Fairfield Bay, Leslie,
    Marshall, and Mountain View.........................     6
  MEMPHIS BANK
    Cotton Plant, Crawfordsville, Earle, Forrest City,
    Joiner, Luxora, Marion, Osceola, and West Memphis...    14
LOUISIANA
UNION PLANTERS BANK, N.A.
  BATON ROUGE BANK
    Baton Rouge, Covington, Galliano, Larose,
    Mandeville, and Thibodaux...........................    22
ALABAMA
UNION PLANTERS BANK, N.A.
  DECATUR BANK
    Athens, Decatur, Florence, Hartselle, Huntsville,
    Madison, Moulton, Muscle Shoals, Owens Cross Roads,
    Sheffield, and Tuscumbia............................    17
  HATTIESBURG BANK
    Chickasaw, Daphane, Foley, Mobile, and Saraland.....    13
KENTUCKY
UNION PLANTERS BANK, N.A.
  FRANKLIN BANK
    Adairville and Franklin.............................     4
                                                           ---
TOTAL BRANCH OFFICES....................................   514
                                                           ===

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

/s/ BENJAMIN W. RAWLINS, JR.                   /s/ JACK W. PARKER
Benjamin W. Rawlins, Jr.                       Jack W. Parker
Chairman and                                   Executive Vice President and
Chief Executive Officer                        Chief Financial Officer

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Union Planters Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Union Planters Corporation (the Corporation) and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/S/ PRICE WATERHOUSE LLP

PRICE WATERHOUSE LLP
Memphis, Tennessee
January 15, 1998, except as to
  Note 2 which is as of
  March 3, 1998

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
ASSETS
  Cash and due from banks...................................  $   816,472   $   789,473
  Interest-bearing deposits at financial institutions.......       24,490        20,488
  Federal funds sold and securities purchased under
     agreements to resell...................................      109,192       205,567
  Trading account assets....................................      187,419       260,266
  Loans held for resale.....................................      170,742       109,156
  Available for sale investment securities (amortized cost:
     $3,185,002 and $3,349,244, respectively)...............    3,247,680     3,387,217
  Loans.....................................................   12,687,089    12,614,751
     Less: Unearned income..................................      (28,525)      (36,180)
           Allowance for losses on loans....................     (225,389)     (189,118)
                                                              -----------   -----------
           Net loans........................................   12,433,175    12,389,453
  Premises and equipment, net...............................      330,703       334,336
  Accrued interest receivable...............................      204,504       232,282
  FHA/VA claims receivable..................................      134,112        80,560
  Mortgage servicing rights.................................       61,346        66,993
  Goodwill and other intangibles............................       52,655        63,537
  Other assets..............................................      332,589       391,260
                                                              -----------   -----------
          TOTAL ASSETS......................................  $18,105,079   $18,330,588
                                                              ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits
     Noninterest-bearing....................................  $ 2,323,367   $ 2,223,112
     Certificates of deposit of $100,000 and over...........    1,426,751     1,322,869
     Other interest-bearing.................................    9,690,151     9,968,163
                                                              -----------   -----------
          Total deposits....................................   13,440,269    13,514,144
  Short-term borrowings.....................................      831,627       696,051
  Short-and medium-term bank notes..........................      135,000       400,000
  Federal Home Loan Bank advances...........................      703,996       985,042
  Other long-term debt......................................      710,908       585,951
  Accrued interest, expenses, and taxes.....................      145,452       163,804
  Other liabilities.........................................      390,961       366,713
                                                              -----------   -----------
          TOTAL LIABILITIES.................................   16,358,213    16,711,705
                                                              -----------   -----------
  Commitments and contingent liabilities (Notes 14, 17,
     19)....................................................           --            --
  Shareholders' equity
     Convertible preferred stock (Note 10)..................       54,709        83,809
     Common stock, $5 par value; 100,000,000 shares
      authorized; 81,650,946 issued and outstanding
      (78,447,057 in 1996)..................................      408,255       392,235
     Additional paid-in capital.............................      193,032       149,070
     Retained earnings......................................    1,061,670       981,037
     Unearned compensation..................................       (9,529)      (10,499)
     Unrealized gain on available for sale securities,
      net...................................................       38,729        23,231
                                                              -----------   -----------
          TOTAL SHAREHOLDERS' EQUITY........................    1,746,866     1,618,883
                                                              -----------   -----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $18,105,079   $18,330,588
                                                              ===========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF EARNINGS

                                                                YEARS ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1997          1996          1995
                                                         ----------    ----------    ----------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                      SHARE DATA)
INTEREST INCOME
  Interest and fees on loans...........................  $1,165,925    $1,095,148    $  986,230
  Interest on investment securities
     Taxable...........................................     187,221       247,716       202,890
     Tax-exempt........................................      29,032        30,839        32,400
  Interest on deposits at financial institutions.......       2,627         1,593         5,284
  Interest on federal funds sold and securities
     purchased under agreements to resell..............       9,114        16,948        19,965
  Interest on trading account assets...................      14,956        13,895        14,191
  Interest on loans held for resale....................       7,819         6,852         4,858
                                                         ----------    ----------    ----------
          Total interest income........................   1,416,694     1,412,991     1,265,818
                                                         ----------    ----------    ----------
INTEREST EXPENSE
  Interest on deposits.................................     494,517       512,668       478,641
  Interest on short-term borrowings....................      41,280        64,689        44,492
  Interest on long-term debt...........................     110,512        90,782        73,234
                                                         ----------    ----------    ----------
          Total interest expense.......................     646,309       668,139       596,367
                                                         ----------    ----------    ----------
          NET INTEREST INCOME..........................     770,385       744,852       669,451
PROVISION FOR LOSSES ON LOANS..........................     113,633        68,948        33,917
                                                         ----------    ----------    ----------
          NET INTEREST INCOME AFTER PROVISION FOR
            LOSSES ON LOANS............................     656,752       675,904       635,534
NONINTEREST INCOME
  Service charges on deposit accounts .................     107,248       107,535       102,932
  Mortgage servicing income............................      57,265        63,003        55,903
  Bank card income.....................................      31,317        24,975        20,758
  Factoring commissions................................      30,140        26,066        19,519
  Trust service income.................................       9,020        10,130         8,326
  Profits and commissions from trading activities......       7,295         5,765        12,362
  Investment securities gains..........................       2,104         4,099         1,433
  Other income.........................................     117,221        78,929        72,477
                                                         ----------    ----------    ----------
          Total noninterest income.....................     361,610       320,502       293,710
                                                         ----------    ----------    ----------
NONINTEREST EXPENSE
  Salaries and employee benefits.......................     284,648       282,726       264,663
  Net occupancy expense................................      44,813        47,215        44,061
  Equipment expense....................................      43,812        44,418        42,251
  Other expense........................................     324,431       357,458       256,214
                                                         ----------    ----------    ----------
          Total noninterest expense....................     697,704       731,817       607,189
                                                         ----------    ----------    ----------
          EARNINGS BEFORE INCOME TAXES.................     320,658       264,589       322,055
Applicable income taxes................................     111,897        93,115       110,799
                                                         ----------    ----------    ----------
          NET EARNINGS.................................  $  208,761    $  171,474    $  211,256
                                                         ==========    ==========    ==========
          NET EARNINGS APPLICABLE TO COMMON SHARES.....  $  203,822    $  164,530    $  202,644
                                                         ==========    ==========    ==========
EARNINGS PER COMMON SHARE (NOTE 16)
  Basic................................................  $     2.54    $     2.13    $     2.79
  Diluted..............................................        2.45          2.05          2.66
AVERAGE SHARES OUTSTANDING
  Basic................................................  80,336,267    77,239,792    72,512,168
  Diluted..............................................  85,195,337    83,542,496    78,797,721

The accompanying notes are an integral part of these consolidated financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                         UNREALIZED
                                                                                                         GAIN (LOSS)
                                                                                                             ON
                                                                ADDITIONAL                                AVAILABLE
                                         PREFERRED    COMMON     PAID-IN      RETAINED      UNEARNED      FOR SALE
                                           STOCK      STOCK      CAPITAL      EARNINGS    COMPENSATION   SECURITIES      TOTAL
                                         ---------   --------   ----------   ----------   ------------   -----------   ----------
                                                                          (DOLLARS IN THOUSANDS)
BALANCE, JANUARY 1, 1995...............  $101,098    $360,877    $ 66,548    $  717,179     $ (7,614)     $(35,402)    $1,202,686
  Net earnings.........................        --          --          --       211,256           --            --        211,256
  Cash dividends
    Common stock, $.98 per share.......        --          --          --       (39,925)          --            --        (39,925)
    Preferred stock....................        --          --          --        (7,251)          --            --         (7,251)
    Pooled institutions prior to
      pooling..........................        --          --          --       (14,613)          --            --        (14,613)
  Common stock issued under employee
    benefit plans and dividend
    reinvestment plan, net of stock
    exchanged..........................        --       4,480      12,969          (516)       1,528            --         18,461
  Issuance of stock for acquisitions
    (Note 2)...........................     9,712       1,740       5,551         3,585           --          (436)        20,152
  Other stock transactions of pooled
    institutions prior to pooling......        --       2,028       3,783            --           --            --          5,811
  Conversion of preferred stock........    (5,200)      1,268       3,932            --           --            --             --
  Redemption of preferred stock of
    acquired entity....................   (13,800)         --          --            --           --            --        (13,800)
  Change in unrealized gain (loss) on
    available for sale securities, net
    of taxes...........................        --          --          --            --           --        67,769         67,769
                                         --------    --------    --------    ----------     --------      --------     ----------
BALANCE, DECEMBER 31, 1995.............    91,810     370,393      92,783       869,715       (6,086)       31,931      1,450,546
  Net earnings.........................        --          --          --       171,474           --            --        171,474
  Cash dividends
    Common stock, $1.08 per share......        --          --          --       (54,333)          --            --        (54,333)
    Preferred stock....................        --          --          --        (6,944)          --            --         (6,944)
    Pooled institutions prior to
      pooling..........................        --          --          --       (15,155)          --            --        (15,155)
  Common stock issued under employee
    benefit plans and dividend
    reinvestment plan, net of stock
    exchanged..........................        --       6,227      32,808        (6,539)      (4,413)           --         28,083
  Issuance of stock for acquisitions
    (Note 2)...........................        --      13,626      16,882        22,888           --           419         53,815
  Other stock transactions of pooled
    institutions prior to pooling......        --        (610)     (3,321)          (69)          --            --         (4,000)
  Conversion of preferred stock........    (8,001)      2,599       5,402            --           --            --             --
  Gain from issuance of subsidiary's
    common stock.......................        --          --       4,516            --           --            --          4,516
  Change in net unrealized gain on
    available for sale securities, net
    of taxes...........................        --          --          --            --           --        (9,119)        (9,119)
                                         --------    --------    --------    ----------     --------      --------     ----------
BALANCE, DECEMBER 31, 1996.............    83,809     392,235     149,070       981,037      (10,499)       23,231      1,618,883
  Net earnings.........................        --          --          --       208,761           --            --        208,761
  Cash dividends
    Common stock, $1.495 per share.....        --          --          --       (99,808)          --            --        (99,808)
    Preferred stock....................        --          --          --        (4,939)          --            --         (4,939)
    Pooled institutions prior to
      pooling..........................        --          --          --        (9,997)          --            --         (9,997)
  Common stock issued under employee
    benefit plans and dividend
    reinvestment plan, net of stock
    exchanged..........................        --       6,403      32,527        (5,595)         970            --         34,305
  Issuance of stock for acquisitions
    (Note 2)...........................        --       5,704      (2,289)       22,897           --           424         26,736
  Other stock transactions of pooled
    institutions prior to pooling......        --        (597)     (6,543)           --           --            --         (7,140)
  Conversion of preferred stock........   (29,100)      7,275      21,825            --           --            --             --
  Common stock repurchased.............        --      (2,765)     (1,558)      (30,686)          --            --        (35,009)
  Change in net unrealized gain on
    available for sale securities, net
    of taxes...........................        --          --          --            --           --        15,074         15,074
                                         --------    --------    --------    ----------     --------      --------     ----------
BALANCE, DECEMBER 31, 1997.............  $ 54,709    $408,255    $193,032    $1,061,670     $ (9,529)     $ 38,729     $1,746,866
                                         ========    ========    ========    ==========     ========      ========     ==========

The accompanying notes are an integral part of these consolidated financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                     YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1997          1996          1995
                                                              -----------   -----------   -----------
                                                                      (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
  Net earnings..............................................  $   208,761   $   171,474   $   211,256
  Reconciliation of net earnings to net cash provided by
    operating activities:
    Provision for losses on loans, other real estate, and
      FHA/VA foreclosure claims.............................      124,785        94,792        37,527
    Depreciation and amortization of premises and
      equipment.............................................       34,796        38,073        35,499
    Amortization and write-offs of intangibles .............       30,581        50,943        32,519
    Provisions for merger-related expenses..................       30,635        36,095        10,182
    Provisions for charter consolidation and other
      expenses..............................................       14,196            --            --
    Net accretion of investment securities..................       (7,380)       (8,949)       (3,038)
    Net realized (gains) losses on sales of investment
      securities............................................       (2,104)       (5,100)          463
    Deferred income tax benefit.............................       (1,499)      (36,124)       (2,810)
    Decrease (increase) in assets
      Trading account assets and loans held for resale......       11,261      (170,227)      (53,432)
      Other assets..........................................       40,300      (124,544)       29,965
    (Decrease) increase in accrued interest, expenses,
      taxes, and other liabilities..........................      (33,556)       48,544        62,150
    Other, net..............................................        1,380        (5,030)       (3,495)
                                                              -----------   -----------   -----------
      Net cash provided by operating activities.............      452,156        89,947       356,786
                                                              -----------   -----------   -----------
INVESTING ACTIVITIES
  Net (increase) decrease in short-term investments.........       (3,902)       33,052       (11,059)
  Proceeds from sales of available for sale securities......      676,662       907,694       663,652
  Proceeds from maturities, calls, and prepayments of
    available for sale securities...........................    1,379,448     2,077,491       684,989
  Purchases of available for sale securities................   (1,805,751)   (1,973,489)     (866,994)
  Proceeds from maturities, calls, and prepayments of held
    to maturity securities..................................           --       130,290       262,030
  Purchases of held to maturity securities..................           --      (113,053)     (126,255)
  Net increase in loans.....................................      (55,776)   (1,425,853)   (1,211,190)
  Net cash received from acquired institutions .............       26,030        53,579        10,759
  Purchases of premises and equipment, net..................      (39,500)      (30,742)      (31,573)
                                                              -----------   -----------   -----------
    Net cash provided (used) by investing activities........      177,211      (341,031)     (625,641)
                                                              -----------   -----------   -----------
FINANCING ACTIVITIES
  Net (decrease) increase in deposits.......................     (288,859)     (241,007)      283,132
  Net (decrease) increase in short-term borrowings..........     (128,198)     (153,619)       35,291
  Proceeds from long-term debt, net.........................      373,093       827,429       656,540
  Repayment of long-term debt...............................     (531,024)     (303,178)     (246,258)
  Redemption of preferred stock.............................           --            --       (13,800)
  Proceeds from issuance of common stock....................       33,543        20,300        22,737
  Proceeds from public offering by an acquired institution
    of its subsidiary's common stock........................           --        17,633            --
  Purchases of common stock, including stock transactions of
    acquired entities prior to acquisition..................      (42,149)       (4,000)       (1,064)
  Cash dividends paid.......................................     (115,149)      (76,501)      (61,715)
                                                              -----------   -----------   -----------
    Net cash (used) provided by financing activities........     (698,743)       87,057       674,863
                                                              -----------   -----------   -----------
Net (decrease) increase in cash and cash equivalents........      (69,376)     (164,027)      406,008
Cash and cash equivalents at the beginning of the period....      995,040     1,159,067       753,059
                                                              -----------   -----------   -----------
Cash and cash equivalents at the end of the period..........  $   925,664   $   995,040   $ 1,159,067
                                                              ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURES
  Cash paid for
    Interest................................................  $   658,663   $   714,057   $   603,080
    Taxes...................................................      131,302       138,494        99,958
  Unrealized gain on available for sale securities..........       62,678        37,973        51,794

NONCASH ACTIVITIES. See Notes 1, 2 and 10, respectively, regarding other real estate transfers, acquisitions, and conversions of preferred stock.

The accompanying notes are an integral part of these consolidated financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

     Union Planters Corporation (the Corporation) is a multi-state bank holding company headquartered in Memphis, Tennessee. The Corporation operates five banking subsidiaries with branches in Tennessee, Mississippi, Florida, Missouri, Arkansas, Louisiana, Alabama, and Kentucky and has 514 banking offices and 651 ATMs. At December 31, 1997, the Corporation had consolidated total assets of $18.1 billion, making it one of the 50 largest bank holding companies based in the United States and the largest headquartered in Tennessee. Through its subsidiaries, the Corporation provides a diversified range of financial services in the communities in which it operates including consumer, commercial, and corporate lending; retail banking; and other ancillary financial services traditionally furnished by full-service financial institutions. Additional services offered include factoring operations; mortgage origination and servicing; investment management and trust services; the issuance of credit and debit cards; the origination, packaging, and securitization of loans, primarily the government-guaranteed portion of Small Business Administration (SBA) loans; the purchase and collection of delinquent FHA/VA government-insured/guaranteed loans from third parties and from GNMA pools serviced for others; full-service and discount brokerage; and the sale of annuities and bank-eligible insurance products.

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

     BASIS OF PRESENTATION. The consolidated financial statements include the accounts of the Corporation and its subsidiaries after elimination of significant intercompany accounts and transactions. Prior period consolidated financial statements have been restated to include the accounts of significant acquisitions accounted for using the pooling of interests method of accounting. Other acquisitions accounted for as poolings of interests are included from their dates of acquisition. Business combinations accounted for as purchases are included in the consolidated financial statements from their respective dates of acquisition. Assets and liabilities of financial institutions accounted for as purchases are adjusted to their fair values as of their dates of acquisition. Certain 1995 and 1996 amounts have been reclassified to conform with the 1997 financial reporting presentation.

     STATEMENT OF CASH FLOWS. Cash and cash equivalents include cash and due from banks and federal funds sold. Federal funds sold in the amounts of $109 million, $206 million, and $522 million at December 31, 1997, 1996, and 1995, respectively, are included in cash and cash equivalents. Noncash transfers to foreclosed properties from loans for the years ended December 31, 1997, 1996, and 1995 were $28.4 million, $25.8 million, and $22.9 million, respectively. Other noncash transactions are detailed in Notes 2 and 10.

     SECURITIES AND TRADING ACCOUNT ASSETS. Debt and equity securities that are bought and principally held for the purpose of selling them in the near term are classified as trading securities. These consist primarily of the government-guaranteed portion of SBA loans and SBA participation certificates. Gains and losses on sales and fair-value adjustments of trading securities are included in profits and commissions from trading activities.

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

     Debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as held to maturity securities and carried at cost, adjusted for the amortization of premium and accretion of discount using the level-yield method. Generally, the held to maturity portfolios of acquired entities are reclassified to the available for sale portfolio upon acquisition. At December 31, 1997 and 1996, the Corporation had no securities classified as held to maturity.

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

     NONPERFORMING LOANS. Nonperforming loans consist of nonaccrual loans and restructured loans. Loans, other than installment loans, are generally placed on nonaccrual status and interest is not recorded if, in management's opinion, payment in full of principal or interest is not expected or when payment of principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. FHA/VA government-insured/guaranteed loans which are 90 days or more past due are placed on nonaccrual status when interest claim reimbursements are likely to be denied due to missed filing dates in the foreclosure process. Upon the occurrence of an adverse change in the account status (e.g., filing of bankruptcy, repossession of collateral, foreclosure, or death of the borrower) and after appropriate legal compliance, installment loans (including accrued interest) are written down to the net realizable value of the underlying collateral. Such loans are reviewed periodically for further write-downs until fully liquidated. Income recognized on credit card loans is discontinued upon the occurrence of an adverse change in the financial condition of the borrower. Credit card loans are charged-off when an account becomes past due after notification of a customer's bankruptcy or death, while all other credit card loans are charged off if no payment has been received for 150 days. As of December 31, 1997 and 1996, the amounts of impaired loans and related disclosures thereto were not considered material.

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

     IMPAIRMENT OF LONG-LIVED ASSETS. Effective January 1, 1996, the Corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations and certain related identifiable intangibles when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Additionally, long-lived assets and certain related identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value, less selling costs. The adoption of this statement did not have a material impact on the Corporation, since existing policies for determining impairment of long-lived assets were similar to the new standard.

     MORTGAGE SERVICING RIGHTS. Mortgage servicing rights are accounted for under the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which became effective January 1, 1997. SFAS No. 125 superseded SFAS No. 122, "Accounting for Mortgage Servicing Rights," but did not significantly change the methodology used to account for servicing rights. The Corporation had adopted SFAS No. 122 as of July 1, 1995 and at that time began capitalizing originated servicing rights. The adoption did not have a material impact on financial position or results of operations. Prior to that date, capitalization had been limited to purchased servicing. The servicing rights capitalized are amortized in proportion to and over the period of estimated servicing income. Management stratifies servicing rights based on origination period and interest rate and evaluates the recoverability in relation to the impact of actual and anticipated loan portfolio prepayment, foreclosure, and delinquency experience. The Corporation did not have a valuation allowance associated with the mortgage servicing rights portfolio as of December 31, 1997.

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

     STOCK COMPENSATION. The Corporation has elected not to adopt the recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which requires a fair-value-based method of accounting for stock options and similar equity awards. The Corporation elected to continue applying Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock compensation plans and, accordingly, does not recognize compensation cost, except for stock grants. See Note 14 for a summary of the pro forma effect if the accounting provisions of SFAS No. 123 had been elected.

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

NOTE 2.  ACQUISITIONS

CONSUMMATED ACQUISITIONS

  POOLINGS OF INTERESTS

     The Corporation consummated the following acquisitions which were accounted for using the pooling of interests method of accounting. Financial information for all periods has been restated for the Capital-Miami, Magna, Leader, and Capital-Missouri acquisitions. Prior period amounts have not been restated for the remaining acquisitions which were not considered, in the aggregate, material to the consolidated financial statements.

                                                                COMMON
                                                     DATE       SHARES
                                                   ACQUIRED     ISSUED     TOTAL ASSETS   TOTAL EQUITY
                                                   --------   ----------   ------------   ------------
                                                                              (DOLLARS IN MILLIONS)
1997 ACQUISITIONS
Capital Bancorp (Capital-Miami)..................  12/31/97    6,494,889     $2,155.6        $145.0
Magna Bancorp, Inc. (Magna)......................   11/1/97    7,103,272      1,190.5         127.7
Other acquisitions (three acquisitions)..........   Various    1,081,552        242.0          24.5
                                                              ----------     --------        ------
          Total..................................             14,679,713     $3,588.1        $297.2
                                                              ==========     ========        ======
1996 ACQUISITIONS
Leader Financial Corporation (Leader)............   10/1/96   15,285,575     $3,410.9        $256.1
Other acquisitions (four acquisitions)...........   Various    2,779,655        683.1          53.9
                                                              ----------     --------        ------
          Total..................................             18,065,230     $4,094.0        $310.0
                                                              ==========     ========        ======
1995 ACQUISITIONS
Capital Bancorporation, Inc.
  (Capital-Missouri).............................  12/31/95    4,087,124     $1,105.1        $ 74.8
Planters Bank and Trust Company..................    9/1/95      348,029         59.0           6.6
                                                              ----------     --------        ------
          Total..................................              4,435,153     $1,164.1        $ 81.4
                                                              ==========     ========        ======

     The following table summarizes the impact of the Capital-Miami and Magna acquisitions on the Corporation's net interest income, noninterest income, and net earnings.

                                                              NET INTEREST   NONINTEREST     NET
                                                                 INCOME        INCOME      EARNINGS
                                                              ------------   -----------   --------
                                                                     (DOLLARS IN THOUSANDS)
1996
  Union Planters............................................    $605,962      $226,331     $133,738
  Capital-Miami.............................................      70,303        53,158       20,204
  Magna.....................................................      68,587        41,013       17,532
                                                                --------      --------     --------
          Union Planters pooled.............................    $744,852      $320,502     $171,474
                                                                ========      ========     ========
1995
  Union Planters............................................    $535,997      $203,423     $172,756
  Capital-Miami.............................................      67,579        46,106       17,101
  Magna.....................................................      65,875        44,181       21,399
                                                                --------      --------     --------
          Union Planters pooled.............................    $669,451      $293,710     $211,256
                                                                ========      ========     ========

PURCHASE ACQUISITIONS

     The Corporation acquired four institutions in the three years ended December 31, 1997 that were accounted for as purchases. Total assets of the institutions at their respective dates of acquisition were approximately $249.9 million. Consideration of $36.1 million paid for the institutions included cash and shares of the Corporation's common stock and Series E preferred stock, resulting in total intangibles of $14.9 million. Because these purchase acquisitions, in the aggregate, are insignificant to the consolidated results of the Corporation, pro forma information has been omitted.

     Subsequent to December 31, 1997, the Corporation consummated the acquisition of Sho-Me Financial Corporation (Sho-Me), the parent of First Savings Bank, FSB, in Mt. Vernon, Missouri. The acquisition was accounted for as a purchase. Total assets of Sho-Me at the date of acquisition were approximately $373.8 million. The Corporation exchanged 1,153,459 shares of its common stock for all the outstanding shares of Sho-Me.

PENDING ACQUISITIONS

     Through its acquisition program the Corporation has the following pending acquisitions which are considered probable of consummation.

                                                                  ANTICIPATED
                                                  APPROXIMATE      METHOD OF         APPROXIMATE
               INSTITUTION                       CONSIDERATION    ACCOUNTING        TOTAL ASSETS
---------------------------------------------   ---------------   -----------       ------------
                                                                                (DOLLARS IN MILLIONS)
Security Bancshares, Inc.....................   491,000 shares    Pooling of           $   165
  Des Arc, Arkansas                             of common stock   Interests

Duck Hill Bank...............................   42,000 shares     Purchase                  21
  Duck Hill, Mississippi                        of common stock

Peoples First Corporation....................   6,338,000 shares  Pooling of             1,501
  Paducah, Kentucky                             of common stock   Interests

Capital Savings Bancorp, Inc.................   801,000 shares    Pooling of               242
  Jefferson City, Missouri                      of common stock   Interests

First Community Bancshares, Inc..............   129,000 shares    Pooling of                41
  Middleton, Tennessee                          of common stock   Interests

First National Bancshares of Wetumpka, Inc.     836,000 shares    Pooling of
  Wetumpka, Alabama                             of common stock   Interests                211

C B & T, Inc.................................   1,450,000 shares  Pooling of               268
  McMinnville, Tennessee(1)                     of common stock   Interests

Merchants Bancshares, Inc. ..................   1,952,000 shares  Pooling of               546
  Houston, Texas(1)                             of common stock   Interests

Magna Group, Inc. (MGR)......................   35,446,000 shares Pooling of             7,075
  St. Louis, Missouri(1)(2)                     of common stock   Interests

Transflorida Bank............................   1,655,000 shares  Pooling of               316
  Boca Raton, Florida(1)                        of common stock   Interests
                                                                                       -------
          TOTAL..............................                                          $10,386
                                                                                       =======

---------------

(1) Agreements signed subsequent to December 31, 1997.

(2) On February 22, 1998, the Corporation entered into a definitive agreement to acquire all of the outstanding common stock of MGR at a fixed exchange ratio of .9686 shares of the Corporation's common stock for each MGR common share outstanding. MGR reported total deposits of $5.4 billion and total shareholders' equity of $626 million at December 31, 1997 and reported net income of $72.7 million for the year then ended. The consummation of the transaction is subject to certain contractual conditions, regulatory approvals, and approval by shareholders of both MGR and the Corporation and is expected to close in the third quarter of 1998.

NOTE 3.  RESTRICTIONS ON CASH AND DUE FROM BANKS

     The Corporation's banking subsidiaries are required to maintain noninterest-bearing average reserve balances with the Federal Reserve Bank. Average balances required to be maintained for such purposes during 1997 and 1996 were $94 million and $107 million, respectively.

NOTE 4.  INVESTMENT SECURITIES

     The following is a summary of the Corporation's investment securities, all of which were classified as "available for sale."

                                                                    DECEMBER 31, 1997
                                                       -------------------------------------------
                                                                       UNREALIZED
                                                       AMORTIZED    -----------------      FAIR
                                                          COST       GAINS    LOSSES      VALUE
                                                       ----------   -------   -------   ----------
                                                                 (DOLLARS IN THOUSANDS)
U.S. Government obligations
  U.S. Treasury......................................  $  727,600   $ 4,045   $   205   $  731,440
  U.S. Government agencies
     Collateralized mortgage obligations.............     101,236     1,302       100      102,438
     Mortgage-backed.................................     633,184    20,260       269      653,175
     Other...........................................   1,074,061     9,268       764    1,082,565
                                                       ----------   -------   -------   ----------
          Total U.S. Government obligations..........   2,536,081    34,875     1,338    2,569,618
Obligations of states and political subdivisions.....     480,702    28,871       431      509,142
Other stocks and securities..........................     168,219       983       282      168,920
                                                       ----------   -------   -------   ----------
          Total available for sale securities........  $3,185,002   $64,729   $ 2,051   $3,247,680
                                                       ==========   =======   =======   ==========

                                                                    DECEMBER 31, 1996
                                                       -------------------------------------------
                                                                       UNREALIZED
                                                       AMORTIZED    -----------------      FAIR
                                                          COST       GAINS    LOSSES      VALUE
                                                       ----------   -------   -------   ----------
                                                                 (DOLLARS IN THOUSANDS)
U.S. Government obligations
  U.S. Treasury......................................  $  911,660   $ 4,603   $ 1,012   $  915,251
  U.S. Government agencies
     Collateralized mortgage obligations.............     133,123       635       348      133,410
     Mortgage-backed securities......................     972,545    22,472     2,724      992,293
     Other...........................................     665,917       986     2,398      664,505
                                                       ----------   -------   -------   ----------
          Total U.S. Government obligations..........   2,683,245    28,696     6,482    2,705,459
Obligations of states and political subdivisions.....     489,790    20,746     2,265      508,271
Other stocks and securities..........................     176,209       290     3,012      173,487
                                                       ----------   -------   -------   ----------
          Total available for sale securities........  $3,349,244   $49,732   $11,759   $3,387,217
                                                       ==========   =======   =======   ==========

     The following table presents the gross realized gains and losses on available for sale investment securities for the years ended December 31, 1997, 1996, and 1995.

                              REALIZED GAINS                       REALIZED LOSSES
                      ------------------------------      ---------------------------------
                       1997        1996        1995        1997         1996         1995
                      ------      ------      ------      -------      -------      -------
                                             (DOLLARS IN THOUSANDS)
                      $5,241      $8,231      $5,841      $(3,137)     $(4,132)     $(7,208)

     Investment securities having a fair value of approximately $1.5 billion and $1.3 billion at December 31, 1997 and 1996, respectively, were pledged to secure public and trust funds on deposit, securities sold under agreements to repurchase, and Federal Home Loan Bank (FHLB) advances.

     The fair values, contractual maturities, and weighted average yields of available for sale investment securities as of December 31, 1997 are as follows:

                                                                  MATURING
                                 ---------------------------------------------------------------------------
                                    WITHIN ONE        AFTER ONE BUT       AFTER FIVE BUT
                                       YEAR         WITHIN FIVE YEARS    WITHIN TEN YEARS   AFTER TEN YEARS          TOTAL
                                 ----------------   ------------------   ----------------   ----------------   ------------------
                                  AMOUNT    YIELD     AMOUNT     YIELD    AMOUNT    YIELD    AMOUNT    YIELD     AMOUNT     YIELD
                                 --------   -----   ----------   -----   --------   -----   --------   -----   ----------   -----
                                                      (FULLY TAXABLE-EQUIVALENT BASIS/DOLLARS IN THOUSANDS)
U.S. Government obligations
  U.S. Treasury................  $355,790   5.93%   $  367,418    6.20%  $  4,392   6.89%   $     --     --%   $  727,600   6.07%
  U.S. Government agencies
    Collateralized mortgage
    obligations................        68   6.25         8,232    6.40      6,116   6.66      86,820   6.68       101,236   6.66
    Mortgage-backed............     2,052   7.47        65,342    6.74     75,864   7.31     489,926   7.90       633,184   7.71
    Other......................   199,730   5.76       617,378    6.29    187,685   6.90      69,268   7.15     1,074,061   6.35
                                 --------           ----------           --------           --------           ----------
        Total U.S. Government
          obligations..........   557,640   5.87     1,058,370    6.29    274,057   7.01     646,014   7.66     2,536,081   6.62
Obligations of states and
  political subdivisions.......    24,532   8.94        76,350    9.43    232,074   9.36     147,746   9.42       480,702   9.37
Other stocks and securities
  Federal Reserve Bank and
    Federal Home Loan Bank
    stock......................        --     --            --      --         --     --     139,744   6.80       139,744   6.80
  Bonds, notes, and
    debentures.................     3,037   7.68         1,988   12.33      4,079   8.11          --     --         9,104   8.89
  Collateralized mortgage
    obligations................        --     --         8,243    5.14         --     --       7,372   7.63        15,615   6.32
  Other........................        --     --            --      --         --     --       3,756   9.37         3,756   9.37
                                 --------           ----------           --------           --------           ----------
        Total other stocks and
          securities...........     3,037   7.68        10,231    6.54      4,079   8.11     150,872   6.90       168,219   6.92
                                 --------           ----------           --------           --------           ----------
        Total amortized cost of
          available for sale
          securities...........  $585,209   6.01%   $1,144,951    6.50%  $510,210   8.09%   $944,632   7.81%   $3,185,002   7.05%
                                 ========           ==========           ========           ========           ==========
        Total fair value.......  $586,086           $1,153,368           $530,761           $977,465           $3,247,680
                                 ========           ==========           ========           ========           ==========

     The weighted average yields are calculated by dividing the sum of the individual security yield weights (effective yield times book value) by the total book value of the securities. The weighted average yield for obligations of states and political subdivisions is adjusted to a taxable-equivalent yield, using a federal income tax rate of 35%. Expected maturities of securities will differ from contractual maturities because some borrowers have the right to call or prepay obligations without prepayment penalties. The investment securities portfolio is expected to have a principal weighted average life of approximately
3.4 years.

NOTE 5.  LOANS

     The composition of loans is summarized as follows:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Commercial, financial, and agricultural.....................  $ 1,940,781   $ 1,839,722
Foreign.....................................................      207,343       145,483
Accounts receivable -- factoring ...........................      579,067       452,522
Real estate -- construction.................................      639,696       576,154
Real estate -- mortgage
  Secured by 1-4 family residential.........................    3,603,097     3,840,952
  FHA/VA government-insured/guaranteed......................    1,319,553     1,555,308
  Other mortgage............................................    2,055,420     1,674,555
Home equity.................................................      290,634       237,595
Consumer
  Credit cards and related plans............................      558,705       653,995
  Other consumer............................................    1,427,756     1,565,159
Direct lease financing......................................       65,037        73,306
                                                              -----------   -----------
          Total loans.......................................  $12,687,089   $12,614,751
                                                              ===========   ===========

     Nonperforming loans are summarized as follows:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Nonaccrual loans............................................  $    94,584   $    89,404
Restructured loans..........................................       10,021        11,266
                                                              -----------   -----------
          Total.............................................  $   104,605   $   100,670
                                                              ===========   ===========

     The impact on net interest income of nonperforming loans was not material in 1997 or 1996. Also, there were no significant outstanding commitments to lend additional funds at December 31, 1997.

     Certain of the Corporation's bank subsidiaries, principally Union Planters Bank, N.A. (UPB), have granted loans to the Corporation's directors, executive officers, and their affiliates. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risks of collectability. The aggregate dollar amount of these loans was $13.7 million and $36.9 million at December 31, 1997 and 1996, respectively. During 1997, $8.0 million of new loans and advances under credit lines were made to related parties; repayments totaled approximately $17.7 million. Additionally, the balance at December 31, 1996 was reduced by $13.5 million for loans related to a former director and other loans no longer considered related-party relationships.

     Included in December 31, 1996 related-party loans was a $5.5 million tax-exempt loan made in 1986 to a partnership in which a director, who is also a brother-in-law of an executive officer, is a partner. At the time the loan was made, neither the borrower nor any of its partners, officers, directors, or beneficial owners was affiliated or associated with the Corporation or any of its subsidiaries. The loan was made in the ordinary course of business on substantially the same terms, including interest rate and collateral requirements, as those prevailing at the time for comparable transactions. The loan had previously performed as required; however, during 1996 because of significant depreciation in the value of the collateral, a $2.0 million charge-off was taken and the remaining $3.4 million was placed on nonaccrual status, although the loan was not in default. In 1997, the $3.4 million balance was collected, including interest due.

NOTE 6.  ALLOWANCE FOR LOSSES ON LOANS

     The changes in the allowance for losses on loans are summarized as follows:

                                                               1997        1996        1995
                                                             --------    --------    --------
                                                                  (DOLLARS IN THOUSANDS)
Balance, January 1.........................................  $189,118    $179,968    $174,604
  Increase due to acquisitions.............................     3,233       6,578       2,761
  Decrease due to the sale of certain loans................        --      (1,628)         --
  Provision for losses on loans............................   113,633      68,948      33,917
  Recoveries of loans previously charged off...............    18,471      14,059      16,981
  Loans charged off........................................   (99,066)    (78,807)    (48,295)
                                                             --------    --------    --------
Balance, December 31.......................................  $225,389    $189,118    $179,968
                                                             ========    ========    ========

NOTE 7.  PREMISES AND EQUIPMENT

     A summary of premises and equipment follows:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
                                                                  (DOLLARS IN
                                                                   THOUSANDS)
Land........................................................  $ 68,910    $ 69,953
Buildings and improvements..................................   262,281     251,649
Leasehold improvements......................................    22,586      31,573
Equipment...................................................   200,156     219,378
Construction in progress....................................     7,949      17,802
                                                              --------    --------
                                                               561,882     590,355
Less accumulated depreciation and amortization..............   231,179     256,019
                                                              --------    --------
          Total premises and equipment......................  $330,703    $334,336
                                                              ========    ========

NOTE 8.  INTEREST-BEARING DEPOSITS

     The following table presents the maturities of interest-bearing deposits at December 31, 1997 (Dollars in millions).

1998........................................................           $ 5,309
1999........................................................               845
2000........................................................               292
2001........................................................                82
2002........................................................               113
2003 and after..............................................                21
                                                                       -------
     Total time deposits....................................             6,662
     Interest-bearing deposits with no stated maturity......             4,455
                                                                       -------
          Total interest-bearing deposits...................           $11,117
                                                                       =======

NOTE 9.  BORROWINGS

SHORT-TERM BORROWINGS

     Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, commercial paper, and other short-term borrowings having maturities of less than one year. Federal funds purchased arise primarily from the Corporation's market activity with its correspondent banks and generally mature in one business day. Securities sold under agreements to repurchase are secured by U. S. Government and agency securities.

     Short-term borrowings are summarized as follows:

                                                                      DECEMBER 31,
                                                          ------------------------------------
                                                            1997         1996          1995
                                                          --------    ----------    ----------
                                                                 (DOLLARS IN THOUSANDS)
Year-end balances
  Federal funds purchased and securities sold under
     agreements to repurchase...........................  $754,939    $  518,009    $  924,322
  FHLB advances.........................................    75,060       177,716        50,000
  Other short-term borrowings...........................     1,628           326            94
                                                          --------    ----------    ----------
          Total short-term borrowings...................  $831,627    $  696,051    $  974,416
                                                          ========    ==========    ==========
Federal funds purchased and securities sold under
  agreements to repurchase
  Daily average balance.................................  $503,514    $  974,929    $  661,655
  Weighted average interest rate........................      4.92%         5.33%         5.72%
  Maximum outstanding at any month end..................  $754,939    $1,204,757    $1,187,152
  Weighted average interest rate at December 31.........      5.53%         5.10%         5.46%

SHORT- AND MEDIUM-TERM BANK NOTES

     In 1996, the Corporation's principal subsidiary, UPB, established a $1-billion short- and medium-term bank note program to supplement UPB's funding sources. Under the program UPB may from time-to-time issue bank notes having maturities ranging from 30 days to one year from their respective issue dates (Short-Term Bank Notes) and bank notes having maturities of more than one year to 30 years from their respective dates of issue (Medium-Term Bank Notes). A summary of the bank notes follows:

                                                DECEMBER 31, 1997            DECEMBER 31, 1996
                                            -------------------------   ---------------------------
                                            SHORT-TERM   MEDIUM-TERM     SHORT-TERM    MEDIUM-TERM
                                            BANK NOTES    BANK NOTES     BANK NOTES     BANK NOTES
                                            ----------   ------------   ------------   ------------
                                                            (DOLLARS IN THOUSANDS)
Balances at year end......................   $     --    $    135,000   $    265,000   $    135,000
Average balance for the year..............    119,493         135,000         88,361         42,637
Weighted average interest rate............       5.84%           6.62%          5.81%          6.57%
Weighted average interest rate at year
  end.....................................         --            6.59           5.69           6.59
Fixed rate notes..........................   $     --    $    135,000   $    265,000   $    135,000
Range of maturities.......................         --      8/98-10/01      1/97-5/97     8/98-10/01

     The principal maturities of Medium-Term Bank Notes subsequent to December 31, 1997 are $30 million in 1998, $45 million in 1999, and $60 million in 2001.

FEDERAL HOME LOAN BANK ADVANCES

     Certain of the Corporation's banking and thrift subsidiaries had outstanding advances from the FHLB under Blanket Agreements for Advances and Security Agreements (the Agreements). The Agreements enable these subsidiaries to borrow funds from the FHLB to fund mortgage loan programs and to satisfy certain other funding needs. The value of the mortgage-backed securities and mortgage loans pledged under the Agreements must be maintained at not less than 115% and 150%, respectively, of the advances outstanding. At December 31, 1997, the Corporation had an adequate amount of mortgage-backed securities and loans to satisfy the collateral requirements. A summary of the advances is as follows:

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                  1997            1996
                                                              -------------   -------------
                                                                 (DOLLARS IN THOUSANDS)
Balance at year end.........................................  $     703,996   $     985,042
Range of interest rates.....................................   3.25% - 8.95%   3.25% - 9.00%
Range of maturities.........................................    1998 - 2017     1997 - 2017

     The principal maturities of FHLB advances subsequent to December 31, 1997 are $171.4 million in 1998, $184.7 million in 1999, $134.1 million in 2000,
$69.1 million in 2001, $29.0 million in 2002, and $115.7 million after 2002.

OTHER LONG-TERM DEBT

     The Corporation's other long-term debt is summarized as follows:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
                                                             (DOLLARS IN THOUSANDS)
Corporation-Obligated Mandatorily Redeemable Capital
  Pass-through Securities of Subsidiary Trust holding solely a Corporation-Guaranteed Related Subordinated Note (Trust
  Preferred Securities).....................................  $198,973    $198,938
Variable rate asset-backed certificates.....................   275,000     175,000
6 3/4% Subordinated Notes due 2005..........................    99,536      99,477
6.25% Subordinated Notes due 2003...........................    74,696      74,644
Other long-term debt........................................    62,703      37,892
                                                              --------    --------
          Total other long-term debt........................  $710,908    $585,951
                                                              ========    ========

     The Corporation-Obligated Mandatorily Redeemable Capital Pass-through Securities of Subsidiary Trust holding solely a Corporation-Guaranteed Related Subordinated Note represents Capital Securities issued by Union Planters Capital Trust A (the UPC Trust). In 1996, the UPC Trust issued $200 million liquidation amount of 8.20% Capital Trust Pass-through Securities(SM) (Trust Preferred Securities) at 99.468% which represented an undivided beneficial interest in the assets of the UPC Trust, a statutory business trust created under the laws of the state of Delaware. The Corporation owns all of the common securities of the UPC Trust representing an undivided beneficial interest in the assets of the UPC Trust. The sole asset of the UPC Trust is $206.2 million (carrying value of $205.1 million at December 31, 1997 and 1996) of 8.20% Junior Subordinated Deferrable Interest Debentures of the Corporation issued at 99.468%, which will mature on December 15, 2026. The distributions payable on the Trust Preferred Securities are a fixed rate per annum, 8.20% of the stated liquidation amount, and are cumulative from the date of issuance.

     The Corporation has the right, at any time, subject to certain conditions, to defer payments of interest on the Subordinated Debentures, in which case distributions on Trust Preferred Securities would likewise be deferred. Upon electing to defer such interest payments, the Corporation will be prohibited from paying dividends on its common and preferred stock and interest on certain outstanding borrowings. The Subordinated Debt and therefore, the Trust Preferred Securities are redeemable by the Corporation at a call price, plus accrued and unpaid interest to the date of redemption, in whole or in part and from time-to-time on or after December 15, 2006, subject to certain conditions. In certain limited circumstances, primarily related to certain tax events, the Subordinated Debt and therefore, the Trust Preferred Securities are redeemable at par, plus accrued interest to date of redemption. The Trust Preferred Securities qualify as Tier 1 regulatory capital and are reported in bank regulatory reports as a minority interest in a consolidated subsidiary.

     In June 1994, December 1994, and July 1995, Capital Factors, Inc., a majority-owned subsidiary, through a wholly owned financing trust subsidiary, issued $100 million, $25 million, and $50 million, respectively, of Variable Rate Asset-Backed Certificates (senior certificates) with maturity dates of

December 1999, June 2000, and January 2001. The senior certificates bear an interest rate of LIBOR plus 1.25%. The interest rates on December 31, 1997 and 1996 were 7.23% and 6.86%, respectively. The senior certificates may not be redeemed prior to their stated maturity. In April 1997, a fourth series of variable rate asset-backed certificates (the Variable Funding Certificates) that mature in June 2004 were issued. Unlike the previously issued Certificates which were fixed as to principal amount, the Variable Funding Certificates provide for a monthly settlement of principal, which may increase or decrease the outstanding amount. The fourth series includes the issuance of $95.25 million of senior Variable Funding Certificates and $4.75 million of senior subordinated Variable Funding Certificates which bear interest rates of LIBOR plus 0.75% and LIBOR plus 1.50%, respectively. The interest rates on December 31, 1997 were 6.73% and 7.48%, respectively. Interest on all certificates is payable monthly. The senior certificates are collateralized by interest-earning advances to factoring clients which totaled approximately $323.8 million at December 31, 1997. Such advances are made on receivables before they are due or collected by Capital Factors, Inc., which services and administers these advances and related receivables under an agreement with another financial institution. The senior certificates are subject to acceleration if certain collateral requirements are not maintained. Remaining deferred issuance costs of $2.1 million are being amortized over the terms of the related series. Such costs are included in other assets on the balance sheets. A cash collateral account is required pursuant to the terms of the aforementioned agreement. Such restricted cash collateral amounted to $10.1 million at December 31, 1997.

     During November 1993, the Corporation issued in a public offering $75 million of 6.25% Subordinated Capital Notes due 2003 at 99.305%. In November 1995, the Corporation issued in another public offering $100 million of 6 3/4% Subordinated Capital Notes due 2005 at 99.408%. The Notes qualify as Tier 2 regulatory capital.

     Included in other long-term debt is a $50-million revolving loan payable to another financial institution which was established by Capital Factors, Inc., in 1996. At December 31, 1997 and 1996, $43.6 million and $15.9 million, respectively, was outstanding under the revolving line. Interest accrues on this line at LIBOR plus 2.15% (8.09% and 7.76% at December 31, 1997 and 1996) with interest payable monthly. The loan matures in March 1999, with an automatic one-year renewal. The revolving loan agreement has certain financial covenants and ratios, including those related to Capital Factors' debt to net worth, profitability, and net cash flows. Also included at December 31, 1997 and 1996 is a privately placed $10 million 7.95% subordinated note issued in connection with Capital Factors' securitized financing. Interest on the note is payable monthly and it matures in July 2001. At December 31, 1997 and 1996, other long-term debt also included other borrowings of $9.1 million and $12.0 million, respectively.

     The principal maturities of other long-term debt subsequent to December 31, 1997 are $2.9 million in 1998, $146.7 million in 1999, $27.7 million in 2000,
$60.4 million in 2001, $299.0 million in 2002, and $174.3 million after 2002.

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

CONVERTIBLE PREFERRED STOCK

     The Corporation's preferred stock is summarized as follows:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1997         1996
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
PREFERRED STOCK, WITHOUT PAR VALUE, 10,000,000 SHARES
  AUTHORIZED FOR ALL ISSUES:
  Series A Preferred Stock..................................    $    --      $    --
  Series E Preferred Stock..................................     54,709       83,809
                                                                -------      -------
          Total preferred stock.............................    $54,709      $83,809
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

     SERIES B PREFERRED STOCK. All 44,000 outstanding shares of a Series B Preferred Stock were converted by holders into 339,765 shares of the Corporation's common stock in 1996.

     SERIES E PREFERRED STOCK. At December 31, 1997 and 1996, 2,188,358 and 3,352,347 shares, respectively, of the Corporation's 8% Cumulative, Convertible, Preferred Stock, Series E (Series E Preferred Stock) were issued and outstanding. Such shares have a stated value of $25 per share on which dividends accrue at the rate of 8% per annum; dividends are cumulative and are payable quarterly. The Series E Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Such shares have a liquidation preference of $25 per share plus unpaid dividends accrued thereon, and with the prior approval of the Federal Reserve, may be redeemed by the Corporation in whole or in part at any time after March 31, 1997 at $25 per share. At any time prior to redemption, each share of Series E Preferred Stock is convertible, at the option of the holder, into 1.25 shares of the Corporation's Common Stock. Holders of Series E Preferred Stock have no voting rights except for those provided by law and in certain other limited circumstances.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

     The Dividend Reinvestment and Stock Purchase Plan (the Plan) authorizes the issuance of 2,000,000 shares (1,187,867 issued through December 31, 1997) of common stock to shareholders who choose to invest all or a portion of their cash dividends or make optional cash purchases. On certain investment dates, shares may be purchased with reinvested dividends and optional cash payments without brokerage commissions. Shares issued under the Plan totaled 271,615, 241,060, and 189,921 in 1997, 1996, and 1995, respectively.

NOTE 11.  UNION PLANTERS CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                            CONDENSED BALANCE SHEET

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1997         1996
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
ASSETS
  Cash and cash equivalents at subsidiary banks.............  $  432,947   $  274,622
  Investment securities available for sale..................     132,690      213,491
  Advances to and receivables from subsidiaries.............       5,112        9,535
  Investment in bank and bank holding company
     subsidiaries...........................................   1,518,492    1,489,444
  Investment in nonbank subsidiaries .......................      22,700       17,137
  Other assets..............................................      67,965       27,583
                                                              ----------   ----------
          TOTAL ASSETS......................................  $2,179,906   $2,031,812
                                                              ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Long-term debt (Note 9)...................................  $  379,360   $  379,212
  Loans from and payables to subsidiaries...................       5,324        8,384
  Other liabilities.........................................      48,356       25,333
  Shareholders' equity (Note 10)............................   1,746,866    1,618,883
                                                              ----------   ----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $2,179,906   $2,031,812
                                                              ==========   ==========

                        CONDENSED STATEMENT OF EARNINGS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1996       1995
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
INCOME
  Dividends from bank and bank holding company
     subsidiaries...........................................  $233,990   $152,534   $162,810
  Dividends from nonbank subsidiaries.......................     3,355        950        500
  Fees and interest from subsidiaries.......................    73,919     46,326     32,219
  Interest and dividends on investments, loans, and
     interest-bearing deposits at other financial
     institutions...........................................     8,265     12,888      4,611
  Other income..............................................     1,775        398        478
                                                              --------   --------   --------
          Total income......................................   321,304    213,096    200,618
                                                              --------   --------   --------
EXPENSES
  Interest expense..........................................    28,776     16,351     10,400
  Salaries and employee benefits............................    34,413     22,233     16,190
  Other expense.............................................    42,911     37,032     23,607
                                                              --------   --------   --------
          Total expenses....................................   106,100     75,616     50,197
                                                              --------   --------   --------
          EARNINGS BEFORE INCOME TAXES AND EQUITY IN
            UNDISTRIBUTED EARNINGS OF SUBSIDIARIES..........   215,204    137,480    150,421
Tax benefit.................................................   (10,283)    (5,701)    (7,576)
                                                              --------   --------   --------
          EARNINGS BEFORE EQUITY IN UNDISTRIBUTED EARNINGS
            OF SUBSIDIARIES.................................   225,487    143,181    157,997
Equity in undistributed earnings of subsidiaries............   (16,726)    28,293     53,259
                                                              --------   --------   --------
          NET EARNINGS......................................  $208,761   $171,474   $211,256
                                                              ========   ========   ========

NOTE 11. UNION PLANTERS CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION (CONTINUED)
                       CONDENSED STATEMENT OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1997        1996        1995
                                                              ---------   ---------   ---------
                                                                   (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
  Net earnings..............................................  $ 208,761   $ 171,474   $ 211,256
  Equity in undistributed earnings of subsidiaries..........     16,726     (28,293)    (53,259)
  Deferred income tax (benefit) expense ....................     (8,660)     (2,770)        425
  Other, net................................................     (1,018)      7,472       9,409
                                                              ---------   ---------   ---------
          Net cash provided by operating activities.........    215,809     147,883     167,831
                                                              ---------   ---------   ---------
INVESTING ACTIVITIES
  Net decrease (increase) in short-term investments.........         --      10,000     (10,000)
  Purchases of available for sale securities................   (122,802)   (437,340)   (389,624)
  Proceeds from sales of available for sale securities......    205,029     397,931     221,532
  Net increase in investment in and receivables from
     subsidiaries...........................................    (34,259)    (36,778)    (55,261)
  Purchases of premises and equipment, net..................     (3,981)       (126)     (5,279)
  Net cash received from acquired entities..................     18,384          --          --
                                                              ---------   ---------   ---------
          Net cash provided by (used in) investing
            activities......................................     62,371     (66,313)   (238,632)
                                                              ---------   ---------   ---------
FINANCING ACTIVITIES
  Net decrease in commercial paper..........................         --          --      (2,971)
  Proceeds from issuance of long-term debt, net.............        439     205,089      99,956
  Repayment and defeasance of long-term debt................       (488)    (40,349)        (49)
  Net (repayments) proceeds from loans from and payables to
     subsidiaries...........................................     (3,060)      5,133      (9,668)
  Proceeds from issuance of common stock, net...............     22,781      16,336      12,934
  Repurchase of common stock................................    (35,009)         --          --
  Cash dividends paid.......................................   (105,151)    (61,352)    (47,128)
  Other, net................................................        633          --          --
                                                              ---------   ---------   ---------
          Net cash (used) provided by financing
            activities......................................   (119,855)    124,857      53,074
                                                              ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents........    158,325     206,427     (17,727)
Cash and cash equivalents at the beginning of the year......    274,622      68,195      85,922
                                                              ---------   ---------   ---------
Cash and cash equivalents at the end of the year............  $ 432,947   $ 274,622   $  68,195
                                                              =========   =========   =========

---------------

NONCASH ACTIVITIES. See Note 2 and Note 10, respectively, regarding acquisitions in 1997, 1996, and 1995 and the conversions of Series B and E Preferred Stock.

NOTE 12. REGULATORY CAPITAL AND RESTRICTIONS ON DIVIDENDS AND LOANS FROM SUBSIDIARIES

REGULATORY CAPITAL

     The Corporation and its banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation or its banking subsidiaries' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of the Corporation's and its banking subsidiaries' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's and its banking subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Corporation and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the table below for the Corporation and its significant subsidiary, UPB) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital (as defined) to average assets (as defined). As of December 31, 1997, management believes that the Corporation, UPB, and the Corporation's other banking subsidiaries met all capital adequacy requirements to which they are subject.

NOTE 12. REGULATORY CAPITAL AND RESTRICTIONS ON DIVIDENDS AND LOANS FROM SUBSIDIARIES (CONTINUED)
     At December 31, 1997, the most recent notification from the Office of the Comptroller of the Currency (OCC) categorized UPB as well capitalized under the regulatory framework for prompt corrective action. Additionally, all of the Corporation's other banking subsidiaries were categorized as well capitalized and the Corporation's capital levels and ratios would be considered well capitalized. To be categorized as well capitalized, an institution must maintain Tier 1 leverage, Tier 1 risk-based, and total risk-based capital ratios as set forth in the table below. Subsequent to December 31, 1997, the Corporation merged the majority of its separate banking subsidiaries into UPB. Because the merged banks' capital levels were lower than UPB's, it is expected that UPB's capital ratios will decline as a result of the merger. UPB is still expected to be considered well capitalized following this merger. There are no other conditions or events since the latest notification that management believes have changed any of the institutions' categories. The capital and ratios of the Corporation and UPB are presented in the table below. No amount was deducted from capital for interest-rate risk.

                                                                                             MINIMUM
                                                                       FOR MINIMUM         TO BE WELL
                                                     ACTUAL         CAPITAL ADEQUACY     CAPITALIZED(1)
                                                 ---------------    -----------------    ---------------
                                                 AMOUNT    RATIO    AMOUNT     RATIO     AMOUNT    RATIO
                                                 ------    -----    -------    ------    ------    -----
                                                                  (DOLLARS IN MILLIONS)
AS OF DECEMBER 31, 1997:
  LEVERAGE (TIER 1 CAPITAL TO AVERAGE ASSETS)
    Consolidated...............................  $1,876    10.48%    $714       4.00%      N/A       N/A
    UPB(2).....................................     489     9.21      212       4.00      $265      5.00%
  TIER 1 CAPITAL (TO RISK-WEIGHTED ASSETS)
    Consolidated...............................  $1,876    15.51%    $484       4.00%      N/A       N/A
    UPB(2).....................................     489    15.02      130       4.00      $195      6.00%
  TOTAL CAPITAL (TO RISK-WEIGHTED ASSETS)
    Consolidated...............................  $2,192    18.12%    $968       8.00%      N/A       N/A
    UPB(2).....................................     530    16.28      260       8.00      $326     10.00%
AS OF DECEMBER 31, 1996:
  LEVERAGE (TIER 1 CAPITAL TO AVERAGE ASSETS)
    Consolidated...............................  $1,752     9.50%    $738       4.00%      N/A       N/A
    UPB........................................     384     7.25      212       4.00      $265      5.00%
  TIER 1 CAPITAL (TO RISK-WEIGHTED ASSETS)
    Consolidated...............................  $1,752    14.91%    $470       4.00%      N/A       N/A
    UPB........................................     384    13.92      110       4.00      $165      6.00%
  TOTAL CAPITAL (TO RISK-WEIGHTED ASSETS)
    Consolidated...............................  $2,067    17.60%    $940       8.00%      N/A       N/A
    UPB........................................     416    15.11      220       8.00      $275     10.00%

---------------

(1) Not applicable (N/A) for bank holding companies such as the Corporation.

(2) Excludes the impact of the subsequent merger of the majority of the Corporation's banking subsidiaries into UPB.

RESTRICTIONS ON DIVIDENDS AND LOANS FROM SUBSIDIARIES

     The amount of dividends which the Corporation's subsidiaries may pay is limited by applicable laws and regulations. For the subsidiary national banks, prior regulatory approval is required if dividends to be declared in any year would exceed net earnings of the current year (as defined under the National Bank Act) plus retained net profits for the preceding two years. The payment of dividends by state-chartered bank subsidiaries is regulated by applicable state laws and the regulations of the Federal Deposit Insurance Corporation (FDIC). The payment of dividends by savings and loan subsidiaries is subject to the regulations of the Office of Thrift Supervision (OTS). At January 1, 1998, its banking subsidiaries could have paid dividends to the Corporation aggregating $103 million without prior regulatory approval. Future dividends will be dependent on the level of earnings of the subsidiary financial institutions.

     The Corporation's banking subsidiaries are limited by federal law in the amount of credit which they may extend to their nonbank affiliates, including the Corporation. Loans and other extensions of credit (loans) to a single nonbank affiliate may not exceed 10% nor shall loans to all nonbank affiliates exceed 20% of an individual bank's capital plus its allowance for losses on loans. Such loans must be collateralized by assets having market values of 100% to 130% of the loan amount depending on the nature of the collateral. The law imposes no restrictions upon extensions of credit between FDIC-insured banks which are 80%-owned subsidiaries of the Corporation.

NOTE 13.  OTHER NONINTEREST INCOME AND EXPENSE

     The major components of other noninterest income and expense are summarized as follows:

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1997        1996        1995
                                                              --------    --------    --------
                                                                   (DOLLARS IN THOUSANDS)
OTHER NONINTEREST INCOME
  Gain on sale of branches/deposits and other selected
    assets..................................................  $ 15,776    $  7,245    $  1,934
  Gain on sale of residential mortgages.....................    14,058       5,904       5,509
  Customer ATM usage fee....................................    13,223       7,550       5,033
  Insurance commissions.....................................    11,474      13,154       8,969
  Annuity sales income......................................     7,566       2,660         521
  Brokerage fee income......................................     6,490       3,453       2,545
  Letter of credit fees.....................................     5,013       5,590       5,689
  VSIBG partnership earnings................................     2,332       2,890       1,992
  Other income..............................................    41,289      30,483      40,285
                                                              --------    --------    --------
         Total other noninterest income.....................  $117,221    $ 78,929    $ 72,477
                                                              ========    ========    ========
OTHER NONINTEREST EXPENSE
  Amortization and write-off of goodwill, other intangibles, and mortgage servicing rights:
    Amortization of mortgage servicing rights...............  $ 17,409    $ 18,250    $ 19,180
    Amortization of goodwill and other intangibles..........    10,562      13,286      13,617
    Write-off of mortgage servicing rights, goodwill, and
      other intangibles.....................................     2,610      19,407          --
  Other contracted services.................................    21,849      18,620      13,412
  Stationery and supplies...................................    20,163      17,552      17,111
  Postage and carrier.......................................    18,907      17,774      16,249
  Advertising and promotion.................................    18,390      17,923      19,032
  Communications............................................    14,767      14,920      11,856
  Other personnel services..................................    10,199       9,816       8,143
  Other real estate expense.................................    10,026       4,749       4,281
  Miscellaneous charge-offs.................................     9,947       6,224       5,380
  Legal fees................................................     8,731       8,814       9,316
  Provision for losses on FHA/VA foreclosure claims (1).....     8,016      25,163       5,622
  Taxes other than income...................................     6,822       6,084       6,049
  Travel....................................................     6,412       5,770       5,293
  Consultant fees...........................................     5,511       3,672       3,581
  Merchant credit card charges..............................     5,324       5,152       4,468
  Dues, subscriptions, and contributions....................     4,692       4,553       5,029
  Brokerage and clearing fees on trading activities.........     4,339       4,207       6,233
  Accounting and audit fees.................................     3,732       4,235       4,556
  Insurance.................................................     3,358       4,232       4,240
  FDIC insurance............................................     3,286      10,039      18,869
  One-time SAIF assessment on deposits......................        --      28,249          --
  Federal Reserve fees......................................     2,951       2,722       2,252
  Merger-related expenses (2)...............................    46,188      52,786      11,911
  Charter consolidation expenses (3)........................    16,742          --          --
  Other expense.............................................    43,498      33,259      40,534
                                                              --------    --------    --------
         Total other noninterest expense....................  $324,431    $357,458    $256,214
                                                              ========    ========    ========

---------------

(1) The amount for 1996 includes $19.8 million of provisions for losses on FHA/VA foreclosure claims related to an acquired entity.
(2) Includes amounts for employment contract payments, severance, postretirement benefit expenses, and pension expense of acquired entities; write-downs of office buildings and equipment including assets to be sold, lease buyouts, assets determined to be obsolete or no longer of use and equipment not compatible with the Corporation's equipment; professional fees including legal, accounting, consulting, and financial advisory services; and other expenses including write-off of assets, charge-offs of prepaid expenses, and miscellaneous merger-related expenses. The majority of these charges will be paid in cash over the next 12 months, excluding asset write-downs.
(3) Effective January 1, 1998, the Corporation merged most of its separate banking subsidiaries with UPB. Charter consolidation expenses include amounts for employee severance payments, write-offs of data processing equipment, and other miscellaneous costs related to combining most of the Corporation's banking subsidiaries into UPB. The majority of these charges will be paid in cash over the next 12 to 18 months, excluding asset write-downs.

NOTE 14.  EMPLOYEE BENEFIT PLANS

401(K) RETIREMENT SAVINGS PLAN. The Corporation's 401(k) Retirement Savings Plan (401(k) Plan) is available to employees having one or more years of service and who work in excess of 1,000 hours per year. Employees may voluntarily contribute 1 to 16 percent of their gross compensation on a pretax basis up to a maximum of $9,500 in 1997 and the Corporation makes a matching contribution of 50 to 100 percent of the amounts contributed by the employee (up to 6% of compensation) depending upon his or her eligible years of service. The Corporation's contributions to the 401(k) Plan for 1997, 1996, and 1995 were $4.0 million, $3.0 million, and $2.7 million, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST. The Employee Stock Ownership Plan and Trust (ESOP) is noncontributory and covers employees having one or more years of service and who work in excess of 1,000 hours per year. The amounts of contributions to the ESOP are determined annually at the discretion of the Board of Directors and were $3.5 million, $3.5 million, and $3.0 million for 1997, 1996, and 1995, respectively. At December 31, 1997, the ESOP held 1,049,235 shares of the Corporation's common stock, all of which were allocated to participants.

STOCK INCENTIVE PLANS. Certain employees and directors of the Corporation and its subsidiaries are eligible to receive options or restricted stock grants under the 1992 Stock Incentive Plan. A maximum of 6,000,000 shares of the Corporation's common stock may be issued through the exercise of nonstatutory or incentive stock options and as restricted stock awards. The option price is the fair value of the Corporation's shares at the date of grant. Options granted generally become exercisable in installments of 20% to 33 1/3% each year beginning one year from date of grant. Additional options under a former plan and options assumed in connection with various acquisitions remain outstanding; however, no further options will be granted under such plans. Additional information with respect to the number of shares of the Corporation's common stock which are subject to stock options is as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                 ------------------------------------------------------
                                                            1997                        1996
                                                 --------------------------   -------------------------
                                                   WEIGHTED-                    WEIGHTED-
                                                 AVERAGE PRICE     NUMBER     AVERAGE PRICE    NUMBER
                                                 -------------   ----------   -------------   ---------
Options
  Outstanding, beginning of year...............     $21.26        4,406,452      $13.07       3,436,000
  Granted......................................      55.95        1,114,594       34.36       1,833,860
  Exercised....................................      12.93       (1,022,562)      15.80        (798,969)
  Canceled or surrendered......................      26.18          (33,022)      16.13         (64,439)
                                                                 ----------                   ---------
  Outstanding, end of year.....................      31.80        4,465,462       21.26       4,406,452
                                                                 ==========                   =========
Options becoming exercisable during the year...     $35.35        1,488,781      $15.59       1,392,244
                                                    ======       ==========      ======       =========
Options exercisable at end of year.............     $25.02        2,756,626      $14.08       2,311,227
                                                    ======       ==========      ======       =========

     Exercise prices ranged from $1.72 to $65.1875 in 1997 and from $1.72 to $39.875 in 1996. The contractual remaining life of all options was seven years at December 31, 1997.

     Restricted stock grants aggregating 209,000 shares were awarded in the fourth quarter of 1997 having a fair value of $7.5 million. Restrictions on the grants lapse in annual increments over twelve years. The market value of the restricted stock grants is charged to expense as the restrictions lapse. Amounts expensed for 1997 and 1996 were $490,000 and $238,000, respectively, and the ending balance at December 31, 1997 was $6.8 million, which is included in unearned compensation in shareholders' equity.

     Had compensation cost for the Corporation's stock option plans been consistently determined based upon the fair value at the grant date for awards under the methodology prescribed under SFAS No. 123, the Corporation's net income and earnings per share would have been reduced as shown in the table below. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions in 1997 and 1996, respectively: expected dividend yield 2.50% and 3.16%; expected volatility of 22.79% and 25.73%; risk-free interest rate of 5.89% and 5.94%; and an expected life of 4.0 years and 4.55 years. Forfeitures are recognized as they occur.

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997        1996
                                                              ------      ------
                                                                 (DOLLARS IN
                                                                  MILLIONS,
                                                               EXCEPT PER SHARE
                                                                    DATA)
Net earnings -- as reported.................................  $208.8      $171.5
Net earnings -- pro forma...................................   202.8       169.1
Earnings per share -- as reported
  Basic.....................................................    2.54        2.13
  Diluted...................................................    2.45        2.05
Earnings per share -- pro forma
  Basic.....................................................    2.46        2.10
  Diluted...................................................    2.38        2.02

     Due to the inclusion of option grants since January 1, 1995, the effects of applying SFAS No. 123 may not be representative of the pro forma impact in future years.

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

     The following table reflects the Corporation's net periodic postretirement benefit costs for 1997, 1996, and 1995 which were determined assuming a discount rate of 7% for 1997 and 1996 and 8% for 1995 and an expected return on Plan assets of 5%.

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              1997     1996      1995
                                                              -----    -----    ------
                                                               (DOLLARS IN THOUSANDS)
Service cost................................................  $ 330    $ 322    $  203
Interest cost of accumulated postretirement benefit
  obligation................................................    919      938     1,005
Amortization of unrecognized net gain.......................   (164)     (39)       (5)
Return on Plan assets.......................................   (458)    (534)     (363)
                                                              -----    -----    ------
          Total.............................................  $ 627    $ 687    $  840
                                                              =====    =====    ======

     The following table sets forth the Plans' funded status and the amounts reported in the Corporation's consolidated balance sheet:

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
                                                                 (DOLLARS IN
                                                                  THOUSANDS)
Fair value of Plan assets (primarily tax-free municipal
  obligations)..............................................  $10,968    $10,927
                                                              -------    -------
Accumulated postretirement benefit obligation (APBO):
  Retirees..................................................    9,109      9,326
  Fully eligible Plan participants..........................      279        253
  Other active Plan participants............................    3,608      4,287
                                                              -------    -------
          Total APBO........................................   12,996     13,866
                                                              -------    -------
          APBO in excess of Plan assets.....................  $(2,028)   $(2,939)
                                                              =======    =======
Reconciliation of funded status to reported amounts:
  Accrued liability included in consolidated balance sheet,
     including
     unfunded portion of transition obligation..............  $(6,413)   $(6,000)
  Unrecognized net gain.....................................    4,385      3,061
                                                              -------    -------
          APBO in excess of Plan assets.....................  $(2,028)   $(2,939)
                                                              =======    =======

     The assumed discount rate used to measure the APBO was 7% at both December 31, 1997 and 1996. The weighted average healthcare cost trend rate in 1997 was 9%, gradually declining to an ultimate projected rate in 2001 of 5%. A one percent increase in the assumed healthcare cost trend rates for each future year would have increased the aggregate of the service and interest cost components of the 1997 net periodic postretirement benefit cost by $138,000 and would have increased the APBO as of December 31, 1997 by $1.0 million.

ACQUIRED INSTITUTIONS. Certain of the acquired institutions have sponsored various employee benefit and retirement plans. Such plans have been or are in the process of being terminated and their employees now participate in the Corporation's benefit and retirement plans. At December 31, 1997, certain institutions acquired in 1997 had outstanding plans including defined benefit pension plans, 401(k) plans, and ESOPs. The liabilities, if any, for such terminations have been recorded as of December 31, 1997.

     Included in unearned compensation in shareholders' equity at December 31, 1997 and 1996, respectively, is $2.8 million and $3.2 million for a leveraged ESOP maintained by an acquired institution. At December 31, 1997, the ESOP held 420,900 unallocated shares of the Corporation's common stock which will be allocated to the appropriate participants as the related debt is paid. Effective January 1, 1998, this ESOP was merged with the Corporation's ESOP.

NOTE 15.  INCOME TAXES

     The components of income tax expense are as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1996       1995
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
CURRENT TAX EXPENSE
  Federal...................................................  $103,644   $112,545   $102,010
  State.....................................................     9,752     16,694     11,599
                                                              --------   --------   --------
          Total current tax expense.........................   113,396    129,239    113,609
                                                              --------   --------   --------
DEFERRED TAX (BENEFIT) EXPENSE
  Federal...................................................    (3,524)   (29,540)    (4,358)
  State.....................................................     2,025     (6,584)     1,548
                                                              --------   --------   --------
     Total deferred tax benefit.............................    (1,499)   (36,124)    (2,810)
                                                              --------   --------   --------
          Total income tax..................................  $111,897   $ 93,115   $110,799
                                                              ========   ========   ========

     Deferred tax assets/liabilities are comprised of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1996
                                                              --------   --------
                                                             (DOLLARS IN THOUSANDS)

DEFERRED TAX ASSETS
  Losses on loans and other real estate.....................  $ 76,245   $ 69,405
  Postretirement and postemployment benefits................     5,273      3,454
  Amortization of intangibles...............................    11,665     10,970
  Deferred compensation plans...............................    12,449      6,854
  Merger-related and charter consolidation expenses.........     6,340      8,088
  Allowance for losses on FHA/VA foreclosure claims.........     8,895     12,325
  Mortgage servicing rights.................................     5,642      7,646
  Other deferred items......................................    17,492     21,195
                                                              --------   --------
          Total deferred tax assets.........................   144,001    139,937
                                                              --------   --------
DEFERRED TAX LIABILITIES
  Basis difference on FHLB stock............................    12,729      8,773
  Unrealized gain on available for sale securities..........    24,199     14,772
  Other deferred items......................................    12,306     21,059
                                                              --------   --------
          Total deferred tax liabilities ...................    49,234     44,604
                                                              --------   --------
          Deferred tax asset, net...........................  $ 94,767   $ 95,333
                                                              ========   ========

     The change in the net deferred tax asset during the year is a result of the addition of net deferred tax assets of acquired companies, the net change in unrealized gain on available for sale securities, and the current period deferred tax benefit.

     A reconciliation of income tax expense computed at the applicable statutory income tax of 35% to actual income tax expense is computed below:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1996       1995
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
Computed "expected" tax.....................................  $112,230   $ 92,606   $112,719
State income taxes, net of federal tax benefit..............     7,655      6,467      8,580
Tax-exempt interest, net....................................   (10,750)   (11,619)   (12,225)
Other, net..................................................     2,762      5,661      1,725
                                                              --------   --------   --------
          Applicable income tax.............................  $111,897   $ 93,115   $110,799
                                                              ========   ========   ========

     Income tax expense (benefit) applicable to securities transactions was $819,000 for 1997, $1.6 million for 1996, and ($508,000) for 1995.

NOTE 16.  EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," which became effective for reporting periods ending after December 15, 1997. Under the provisions of SFAS No. 128, primary and fully diluted earnings per share were replaced with basic and diluted earnings per share in an effort to simplify the computation of these measures and align them more closely with the methodology used internationally. Basic earnings per share is arrived at by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding and does not include the impact of any potentially dilutive common stock equivalents. The diluted earnings per share calculation method is similar to, but slightly different from, the previously required fully diluted earnings per share method and is arrived at by dividing net earnings less dividends on nonconvertible preferred stock by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options and the conversion impact of convertible equity securities. For purposes of comparability, all prior-period earnings per share data have been restated.

          The calculation of net earnings per share follows:

                                                              YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         1997           1996           1995
                                                      -----------    -----------    -----------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BASIC:
  Net earnings......................................  $   208,761    $   171,474    $   211,256
     Less preferred dividends.......................        4,939          6,944          8,612
                                                      -----------    -----------    -----------
  Net earnings applicable to common shares..........  $   203,822    $   164,530    $   202,644
                                                      ===========    ===========    ===========
  Average common shares outstanding.................   80,336,267     77,239,792     72,512,168
                                                      ===========    ===========    ===========
  Net earnings per common share -- basic............  $      2.54    $      2.13    $      2.79
                                                      ===========    ===========    ===========
DILUTED:
  Net earnings......................................  $   208,761    $   171,474    $   211,256
     Less dividends on nonconvertible preferred
       stock........................................           --             --          1,361
                                                      -----------    -----------    -----------
  Net earnings applicable to common shares..........  $   208,761    $   171,474    $   209,895
                                                      ===========    ===========    ===========
  Average common shares outstanding.................   80,336,267     77,239,792     72,512,168
  Stock option adjustment...........................    1,562,382      1,863,871      1,690,291
  Preferred stock adjustment........................    3,296,688      4,438,833      4,595,262
                                                      -----------    -----------    -----------
  Average common shares outstanding.................   85,195,337     83,542,496     78,797,721
                                                      ===========    ===========    ===========
  Net earnings per common share -- diluted..........  $      2.45    $      2.05    $      2.66
                                                      ===========    ===========    ===========

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

                                                               CONTRACT AMOUNT
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997        1996
                                                              ------      ------
                                                             (DOLLARS IN MILLIONS)
FINANCIAL INSTRUMENTS WHOSE CONTRACT AMOUNTS REPRESENT
  CREDIT RISK
     Commitments to extend credit (excluding credit card
      plans)................................................  $1,705      $1,387
     Commitments to extend credit under credit card plans...   2,209       1,773
     Standby, commercial, and similar letters of credit.....     190         200

     Commitments to extend credit are legally binding agreements to extend credit to customers for specific purposes, at stipulated rates, with fixed expiration and review dates if the conditions in the agreement are met, and may require payment of a fee. Since many of the commitments normally expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral held, if any, varies but may include accounts receivable, inventory, property, plant and equipment, income producing properties, or securities. Loan commitments with an original maturity of one year or less or which are unconditionally cancelable totaled $3.3 billion and loan commitments with a maturity over one year which are not unconditionally cancelable totaled $655 million.

     Letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation in some cases holds various types of collateral to support those commitments for which collateral is deemed necessary. The outstanding letters of credit expire between 1998 and 2008.

     Other outstanding off-balance-sheet instruments are forward contracts, interest-rate swap agreements, and commitments to purchase or sell when-issued securities. The following table presents the notional amounts of these types of instruments.

                                                                     NOTIONAL AMOUNT
                                                                       DECEMBER 31,
                                                                  ----------------------
                                                                   1997           1996
                                                                  -------        -------
                                                                  (DOLLARS IN MILLIONS)
FINANCIAL INSTRUMENTS WHOSE NOTIONAL CONTRACT AMOUNTS EXCEED
  THE AMOUNTS OF ACTUAL CREDIT RISK
     Forward contracts......................................       $333           $ 87
     When-issued securities
       Commitments to sell..................................         61            142
       Commitments to purchase..............................         79            108

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

     The Corporation has a policy for its use of derivative products, including interest-rate swaps, which has been approved and is monitored by the Funds Management Committee and the Board of Directors. The Corporation is not currently trading derivative products. The policy requires that individual positions for derivative products shall not exceed $100-million notional amount and that open positions in the aggregate shall not exceed 10% of consolidated total assets. Any exceptions to the policy must be approved by the Board of Directors. The policy requires open positions to be reviewed monthly by the Funds Management Committee to ensure compliance with established policies. At December 31, 1997, the Corporation had no interest-rate swap/cap agreements outstanding. The following table provides a reconciliation of interest-rate swaps/cap for 1996.

                                                                 NOTIONAL AMOUNT
                                                              ---------------------
                                                              (DOLLARS IN MILLIONS)
BALANCE AT JANUARY 1, 1996..................................          $ 530
  Maturities................................................           (200)
  Interest-rate swaps/cap of acquired entities terminated at acquisition as the instruments were no longer
     effective..............................................           (330)
                                                                      -----
BALANCE AT DECEMBER 31, 1996................................          $  --
                                                                      =====

     The impact on the Corporation's net interest income of the interest-rate swaps/cap outstanding was a net reduction of approximately $1.5 million in 1996 and $2.9 million in 1995. The impact of the termination of the interest-rate swaps/cap related to an acquired entity was a $1.1 million loss which was recorded in noninterest expense in 1996.

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

     MORTGAGE LOAN SERVICING. The Corporation was acting as servicing agent for residential mortgage loans totaling approximately $13.4 billion ($10.6 billion serviced for others) at December 31, 1997 compared to $14.6 billion ($11.9 billion serviced for others) at December 31, 1996. The loans serviced for others are not included in the Corporation's consolidated balance sheet. The following table presents a reconciliation of the changes in mortgage servicing rights for the two years ended December 31, 1997.

                                                                  YEARS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
                                                             (DOLLARS IN THOUSANDS)
Beginning balance...........................................  $ 66,993    $ 67,481
Additions...................................................    11,762      22,619
Sale of servicing rights....................................        --        (841)
Write-off of servicing rights...............................        --      (4,016)
Amortization of servicing rights............................   (17,409)    (18,250)
                                                              --------    --------
Ending balance..............................................  $ 61,346    $ 66,993
                                                              ========    ========

     In its capacity as servicer of certain of these loans, the Corporation is responsible for foreclosure and the related costs of foreclosure. These costs are estimated each period based on historical loss experience and are shown as provisions for losses on FHA/VA foreclosure claims in noninterest expense. At December 31, 1997 and 1996, the Corporation had reserves for these losses of $33.3 million and $37.2 million, respectively.

     In the normal course of business, the Corporation sells mortgage loans and makes certain limited representations and warranties to the purchaser. Management does not expect any significant losses to arise from these representations and warranties.

     CONCENTRATIONS OF CREDIT RISK. Through its subsidiary banks' offices in Tennessee, Mississippi, Florida, Missouri, Arkansas, Louisiana, Alabama, and Kentucky, the Corporation grants commercial, agricultural, residential, and consumer loans to customers throughout those states. The amount and percentage of total loans outstanding by the state in which the subsidiaries were headquartered at December 31, 1997 were as follows: Tennessee $6.3 billion (50%); Mississippi $2.4 billion (19%); Florida $1.6 billion (13%); Missouri $884 million (7%); Arkansas $520 million (4%); Louisiana $509 million (4%); Alabama $335 million (2%); and Kentucky $88 million (1%). In connection with its acquisition of Capital-Miami, the Corporation now has exposure related to foreign lending of approximately $207 million (2%). Although the Corporation has a diversified loan portfolio, the ability of its debtors to honor their contracts is to some extent dependent upon economic conditions prevailing throughout the above and surrounding areas.

NOTE 18.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values and fair values of the Corporation's financial instruments are summarized as follows:

                                                  DECEMBER 31, 1997           DECEMBER 31, 1996
                                              -------------------------   -------------------------
                                               CARRYING        FAIR        CARRYING        FAIR
                                                 VALUE         VALUE         VALUE         VALUE
                                              -----------   -----------   -----------   -----------
                                                             (DOLLARS IN THOUSANDS)
FINANCIAL ASSETS
  Cash and short-term investments...........  $   950,154   $   950,154   $ 1,015,528   $ 1,015,528
  Trading account assets....................      187,419       187,419       260,266       260,266
  Loans held for resale.....................      170,742       170,742       109,156       109,156
  Investment securities -- available for
     sale...................................    3,247,680     3,247,680     3,387,217     3,387,217
  Net loans.................................   12,433,175    12,480,320    12,389,453    12,433,205
  Mortgage servicing rights.................       61,346       111,582        66,993       105,913
FINANCIAL LIABILITIES
  Noninterest-bearing.......................  $ 2,323,367   $ 2,323,367   $ 2,223,112   $ 2,223,112
  Interest-bearing..........................   11,116,902    11,142,252    11,291,032    11,305,361
  Short-term borrowings.....................      831,627       831,627       696,051       696,051
  Short- and medium-term notes..............      135,000       136,918       400,000       400,411
  Federal Home Loan Bank advances...........      703,996       702,961       985,042       987,102
  Other long-term debt, excluding capital
     lease obligations......................      709,762       723,268       584,342       578,116
OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
  Forward contracts.........................           --        (1,037)           --            19

     The following methods and assumptions were used by the Corporation in estimating the fair value for financial instruments:

     CASH AND SHORT-TERM INVESTMENTS. The carrying amount for cash and short-term investments approximates the fair value of the assets. Included in this classification are cash and due from banks (non-earning assets), federal funds sold, securities purchased under agreements to resell, and interest-bearing deposits at financial institutions.

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

     DEPOSITS. The fair values of demand deposits (i.e., checking accounts, savings accounts, money market deposit accounts, and NOW accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount). The fair values of time deposits (i.e., certificates of deposit, IRAs, investment savings, etc.) are estimated using a discounted cash flow calculation that applies interest rates currently being offered on these instruments to a schedule of aggregated expected monthly maturities on time deposits.

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

     OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS. Fair values of off-balance-sheet instruments are based on current settlement values for forward contracts. The fair value of commitments to extend credit and letters of credit (see Note 17) is not presented, since management believes the fair value to be insignificant.

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

     The Corporation's five banks (UPC Banks) located in Mississippi (which were merged into UPB January 1, 1998) are defendants in various related lawsuits pending in state and federal courts in Mississippi related to the placement of collateral protection insurance (CPI) by the UPC Banks in the 1980s and early 1990s. Two of the federal actions, which have been consolidated (the Consolidated Action), purport to have been brought as class actions and include allegations that premiums were excessive and improperly calculated; coverages were improper and not disclosed; and improper payments were paid to the UPC Banks by the insurance companies, allegedly constituting violations of various state and federal statutes and common law. The CPI programs appear to have been substantially similar in many respects to CPI programs of other Mississippi banks, often with the same insurance companies. Consequently, there are now similar putative class actions pending against various Mississippi banks (including those against the UPC Banks), various insurance agencies and companies based upon their CPI programs. The relief sought in the purported class actions includes actual damages, treble damages under certain statutes, other statutory damages, and unspecified punitive damages. During the fourth quarter of 1997, an agreement in principle was reached by the UPC Banks with attorneys for the putative class to settle the Consolidated Action within amounts previously established. Final settlement is subject to execution of a definitive agreement, court approval, and the UPC Banks' acceptance of the number of opt-outs from the class settlement. Other subsidiaries of the Corporation have been involved in similar litigation relating to CPI on mobile home loans. One such suit was filed as a putative class action in June 1995 against Leader Federal Bank for Savings (Leader Federal) and eighteen other unrelated defendants, requesting $200 million in punitive damages against each defendant. Another individual suit filed in June 1995 against Leader Federal as a counterclaim to a foreclosure suit demanded judgment for compensatory damages and punitive damages of $10 million. An agreement to settle these cases was reached, and court approval obtained, in the fourth quarter of 1996, within amounts previously established. Payments to class members were substantially completed during 1997. Two other CPI-related actions were filed against Leader Federal, a subsidiary, and an unrelated insurance company in January 1996. One such case demanded compensatory damages of $5,000 and punitive damages of $20 million, while the other sought $10,000 in compensatory damages and $50 million in punitive damages. These suits were settled during 1997 for nominal amounts.

                           UNION PLANTERS CORPORATION

                               EXECUTIVE OFFICERS

BENJAMIN W. RAWLINS, JR.
Chairman and Chief Executive Officer

JACKSON W. MOORE
President and Chief Operating Officer

JACK W. PARKER
Executive Vice President and
Chief Financial Officer

JAMES A. GURLEY
Executive Vice President
Risk Management

J. ARMISTEAD SMITH
Executive Vice President and
Senior Lending Officer

M. KIRK WALTERS
Senior Vice President, Treasurer, and Chief Accounting Officer

                               BOARD OF DIRECTORS

ALBERT M. AUSTIN
Chairman
Cannon, Austin & Cannon, Inc.

EDGAR H. BAILEY
Vice Chairman
Union Planters Corporation

MARVIN E. BRUCE
Chairman
TBC Corporation

GEORGE W. BRYAN
Senior Vice President
Sara Lee Corporation

JAMES E. HARWOOD
President
Sterling Equities

PARNELL S. LEWIS, JR.
President
Anderson-Tully Company

C. J. LOWRANCE III
President
Lowrance Brothers & Company Inc.

JACKSON W. MOORE
President and Chief Operating Officer
Union Planters Corporation and
Union Planters Bank, N.A.

STANLEY D. OVERTON
Chairman (Retired)
Union Planters Bank of
Middle Tennessee, N.A.

BENJAMIN W. RAWLINS, JR.
Chairman and Chief Executive Officer
Union Planters Corporation and
Union Planters Bank, N.A.

DR. V. LANE RAWLINS
President
The University of Memphis

DONALD F. SCHUPPE
DFS Service Company

MIKE P. STURDIVANT
President
Due West Gin Co., Inc.

DAVID M. THOMAS
President (Retired)
Magnolia Federal Bank for Savings

RICHARD A. TRIPPEER, JR.
President
R. A. Trippeer, Inc.

SPENCE L. WILSON
President
Kemmons Wilson, Inc.

                                 [LOGO] UNION
                                   PLANTERS
                                  CORPORATION


                             CORPORATE INFORMATION

ANNUAL MEETING
Thursday, April 16, 1998 at 10 a.m.
Union Planters Administrative Center
Assembly Room C
7130 Goodlett Farms Parkway
Memphis, Tennessee 38018

CORPORATE OFFICES
7130 Goodlett Farms Parkway
Memphis, Tennessee 38018

CORPORATE MAILING ADDRESS
P. O. Box 387
Memphis, Tennessee 38147

INTERNET:
http://www.unionplanters.com

TRANSFER AGENT AND REGISTRAR
Union Planters Bank, N.A.
Corporate Trust Operations
6200 Poplar Avenue, Suite 300
Memphis, Tennessee 38119
(901) 580-5523

DIVIDEND PAYING AGENT
Union Planters Bank, N.A.
Corporate Trust Operations
6200 Poplar Avenue, Suite 300
Memphis, Tennessee 38119
(901) 580-5523

STOCK AND OPTION LISTINGS
Common
  NYSE Symbol: UPC
  Wall Street Journal: UnPlantr
Series E Convertible Preferred
  NASDAQ NMS Symbol: UPCPO
  Wall Street Journal: UnPlantr pfE
Options
  Philadelphia Stock Exchange

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP

FOR FINANCIAL INFORMATION, CONTACT
Jack W. Parker
Executive Vice President and
Chief Financial Officer
(901) 580-6781

FORM 10-K
Copies of the Corporation's
Annual Report on Form 10-K
as filed with the Securities
and Exchange Commission are
available on request by
calling the Corporate Marketing
Division at (901) 580-6604.

DIVIDEND REINVESTMENT AND
STOCK PURCHASE PLAN
The Plan allows Union Planters
shareholders to reinvest their
dividends in Union Planters
Common Stock. No brokerage
commissions or service charges
are paid by shareholders.
The Plan also permits those
participating in the Plan to
buy additional shares
with optional cash payments
and no brokerage commissions.
Full details are available
by calling (901) 580-5516 or
writing Union Planters
Corporate Trust Operations.

The Corporation's banking
subsidiaries are members of the
FDIC and are Equal Housing
Lenders. UPC and its subsidiaries
are Equal Opportunity Employers.


[LOGO]

UNION PLANTERS CORPORATION
P.O. BOX 387
MEMPHIS, TENNESSEE 38147