Form 10-K405, Exhibit 13
period 1998-12-31
UNION PLANTERS CORP
filed 1999-03-23
CIK 100893

                                                                      EXHIBIT 13


                                                                            1998

                                                                          ANNUAL

                                                                          REPORT


                                                                           UNION
                                                                        PLANTERS
                                                                     CORPORATION
                                                                            LOGO

                                                                      EXHIBIT 13


                        UNION PLANTERS CORPORATION LOGO
                                     [MAP]
                              MARKET AREAS SERVED

         ALABAMA, ARKANSAS, FLORIDA, ILLINOIS, INDIANA, IOWA, KENTUCKY, LOUISIANA, MISSISSIPPI, MISSOURI, TENNESSEE, AND TEXAS

Figure 1 - The inside front cover of Exhibit 13 (Union Planters Corporation's Annual Report to Shareholders for 1998) contains a map of the states of Alabama, Arkansas, Georgia, Florida, Illinois, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee, and Texas showing the counties and parishes with Union Planters Corporation banking locations and the headquarters for Union Planters Corporation.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                              FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------------------------
                                                                 1998          1997       % CHANGE
--------------------------------------------------------------------------------------------------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                          SHARE DATA)
YEAR ENDED DECEMBER 31,
  Net earnings                                                $   225,606   $   339,835    (33.61)%
    Per Common Share:
      Basic                                                          1.61          2.53    (36.36)
      Diluted                                                        1.58          2.47    (36.03)
      Cash dividends                                                 2.00         1.495     33.78
      Book value                                                    20.86         20.96      (.48)
  Earnings before merger-related charges, other significant
    items, and goodwill and other intangibles amortization,
    net of taxes                                              $   351,866   $   392,476    (10.35)%
    Per Common Share:
      Basic                                                          2.52          2.93    (13.99)
      Diluted                                                        2.47          2.85    (13.33)
AT DECEMBER 31,
  Assets                                                      $31,691,953   $29,974,463      5.73%
  Earning assets                                               28,737,886    27,384,302      4.94
  Loans, net of unearned income                                19,576,826    20,302,969     (3.58)
  Allowance for losses on loans                                   321,476       324,474      (.92)
  Deposits                                                     24,896,455    22,875,879      8.83
  Shareholders' equity                                          2,984,078     2,874,473      3.81
  Common shares outstanding (in thousands)                        141,925       134,532      5.50
PROFITABILITY AND CAPITAL RATIOS
  Net earnings
    Return on average assets                                          .73%         1.16%
    Return on average common equity                                  7.71         12.45
  Earnings before merger-related charges, other significant
    items, and goodwill and other intangibles amortization,
    net of taxes
    Return on average assets                                         1.14          1.34
    Return on average common equity                                 12.06         14.41
  Net interest income (taxable-equivalent) as a percentage
    of average earning assets                                        4.40          4.57
  Expense ratio                                                      1.58          1.59
  Efficiency ratio                                                  55.98         54.45
  Shareholders' equity to total assets                               9.42          9.59
  Leverage ratio                                                     8.86          9.62
  Tier 1 capital to risk-weighted assets                            13.34         14.32
  Total capital to risk-weighted assets                             16.78         16.39
CREDIT QUALITY RATIOS
  Allowance for losses on loans as a percentage of loans             1.71          1.71
  Nonperforming loans as a percentage of loans                        .83           .81
  Allowance for losses on loans as a percentage of
    nonperforming loans                                               206           210
  Nonperforming assets as a percentage of loans and
    foreclosed properties                                             .97          1.01
  Provision for losses on loans as a percentage of average
    loans                                                            1.04           .83
  Net charge-offs as a percentage of average loans                    .95           .63

--------------------------------------------------------------------------------------------------

                                    CONTENTS

                                                                PAGE
                                                                ----
Letter to Shareholders......................................      2
Economic Overview of Union Planters' Markets................      6
Selected Financial Data.....................................     10
Management's Discussion and Analysis of Results of
  Operations and Financial Condition........................     11
Financial Tables............................................     26
Selected Quarterly Data.....................................     35
Report of Management........................................     37
Report of Independent Accountants...........................     37
Consolidated Financial Statements...........................     38
Notes to Consolidated Financial Statements..................     42
Executive Officers and Board of Directors...................     68

TO OUR SHAREHOLDERS

     Calendar year 1998 was a year of enormous change within the banking industry and within Union Planters. In many ways it was a watershed year for your company. While we were disappointed at the performance of our stock price during the year, we are positive about our growth and the changes taking place in Union Planters, and believe they will lead to greater earnings per share and greater value for our shareholders over the longer term.

     Industry consolidation continued at a record pace including mergers of several of the largest franchises in the United States (Wells Fargo and Norwest; Bank One and First Chicago; and NationsBank and BankAmerica) giving rise to the possibility of a truly national geographic franchise. Travelers and Citicorp merged to form the largest financial services company in the United States, testing the limits of Glass-Steagall by offering insurance, brokerage, asset management, and traditional bank services under a single umbrella. These combinations and numerous others in 1998 have significantly changed the banking landscape in the United States.

     Union Planters continued to be an active participant in this consolidation activity in 1998. We closed calendar year 1997 with approximately $18 billion in assets including the December 31, 1997 acquisition of Capital Bank in Miami. By year-end 1998 we had completed an additional 18 acquisitions, almost doubling assets to $32 billion, and greatly strengthening our position in a number of markets where we already had a presence. In the process we became the 29th largest bank holding company in the United States and in the fourth quarter were added to the S&P 500.

     The largest concentration of the Union Planters franchise is in a corridor running roughly 150 miles either side of the Mississippi River beginning in Baton Rouge, Louisiana and following the river north past Jackson, Mississippi, through Memphis and on to St Louis, Missouri. Many of the acquisitions were in this corridor and were franchises similar to the very profitable franchises we already own and operate in the corridor. The mid-year Magna acquisition had the additional benefit of giving Union Planters the number three market share position in the St Louis area. In addition, we have a major presence outside of this corridor in Tennessee, Florida, and Iowa. The Florida acquisitions (including the recently announced acquisition of Republic) give us a significant presence in a fast growing market and the third largest market share in Miami. Our second largest deposit state behind Tennessee, which represents 24 percent of our deposit base, is Florida with about 17 percent (pro forma) of our deposits. Illinois and Missouri are next with 13 percent and 10 percent, respectively. Sixty-seven percent of our franchise is now in metropolitan areas. The acquisitions bring our total number of customers to more than two million.

     We believe the 1998 acquisitions will be accretive to earnings per share when fully consolidated. We originally estimated that we could save an amount equal to roughly 25 percent to 30 percent (approximately $100 million) of the operating costs of the acquired institutions. For reasons discussed below, and because we did not want to disrupt the newly acquired customer base, our best estimate is that by year-end 1998 we had achieved about 50 percent of this amount. We remain confident that we will achieve the remainder during 1999. It was again necessary to take charges related to the acquisition activity and our full year ROA and ROE were reduced accordingly.

     Extraordinary consolidation within the industry and exceptional growth by Union Planters were not the only changes, however. Technology advances continued at an astonishing pace. Just three or four years ago many of us would not have even heard of the Internet. Today it is a tool used at home and work almost on a daily basis. The increased power of personal computers and the software that drives them has provided significant opportunities in our organization. Data processing and Internet companies will become either our worst competitors or our biggest allies. To effectively manage in this environment we must develop, learn, adapt to, and take advantage of this new technology, or see our market position erode and many of our payment system functions forfeited to less-regulated competitors. Our continued growth and the rapid advances in technology led us in the third quarter of 1997 to address a number of organizational issues including our separate bank charters and the economies of scale which would be made possible by the application of technology.

     Union Planters' organizational structure may be logically thought of as divided into the traditional affiliate bank group and the specialty bank group. Traditional affiliates provide commercial and retail bank services throughout our twelve-state franchise. They operate traditional bank branches and they function in many ways as a community bank in a local market. They are defined by local geographic area, and provide UPC products and services to this market. The community bank structure has been the cultural anchor of our operating philosophy. Each UPC traditional affiliate has a locally focused marketing program based on its size, presence, history in the community, and knowledge of its customers. The intent of this philosophy is to ensure that we remain good corporate citizens within the com-munities and to foster strong relationships at the local level between our customers and loan officers, customer service representatives and tellers.

     Specialty bank activities include those business lines or functions (e.g., mortgage, trust, SBA, brokerage services and insurance) that require specialized knowledge or skills that are not generally available, or would be expensive to duplicate at each of our traditional affiliates, and those that are given to substantial economies of scale. Our affiliate bankers have tended to view themselves as community bankers while our specialty product bankers have tended to view themselves as product line managers. Specialty bank products or services are sold throughout the entire affiliate franchise, sometimes by personnel of the specialty bank but just as often by bank personnel trained in the product. Secondary market mortgage loans, for example, are originated by dedicated mortgage lenders within the affiliates, or if the required skills are not available at the local affiliate, by personnel working directly for the mortgage company. Specialty bank customers are thus often customers of one of the traditional affiliates.

     Prior to the study undertaken in the third quarter of 1997, our traditional affiliates maintained separate bank charters. Their performance was generally excellent (many consistently in the top quartile of their peer group) despite the additional expense of the separate charters and the attendant organizational redundancy. As a result of the study, Union Planters adopted a comprehensive charter consolidation plan. The decision to eliminate the separate charters was recognition that our growth in assets had, or soon would, become an impediment to continued improvement in customer service, operating efficiency, and profitability. The plan called for the retention of one bank charter and one thrift charter, the merger of electronic information databases, and the creation of regional bank support centers to provide call center, back office operations, credit administration and underwriting support functions for the entire Corporation. The intent was more than just making an organizational structure change and placing our affiliates on common data processing systems. They had been on common systems for a number of years. The plan called for a complete and common product line in all of our markets, common systems and procedures at the local level throughout the organization, common back office support centers, and a substantial leap forward in the application of technology to reduce costs, better serve our customers, and to provide better information to manage the organization. We viewed the charter consolidations and the technology issues as interdependent. Finally, we wanted to accomplish the transition without destroying the community bank philosophy, or the sense of responsibility and empowerment that exists at the community level. Our intent was to provide the local affiliate with better information for local market management and better support of back office functions at less cost. At the same time we wanted to provide corporate management with better management information regarding customers, segments, channels, and product profitability.

     A model bank plan was conceived, designed, and the process of development and implementation begun. Best practices developed in or for one affiliate were adopted in the form of model bank policies and procedures. Standard bank staffing and quality of service models were developed and implemented and have become an integral part of the management process throughout our affiliate system, and in the back office support centers. Software best suited to Union Planters' needs was chosen.

     The information platform selected is a consolidated customer view (all logically related customer information), a high-speed operational data store, a data warehouse to retain delivery channel (branch, ATM, telephone, etc.) and customer information, high-speed high-volume data lines, common channel presentations, and image technology. The software support systems include all traditional legacy systems, middleware for maintaining the consolidated customer view and interconnecting the foundation systems to the customer and vice versa, the information warehouse driver, a Windows(R) based common platform software, and integrated use of image technology for check processing and loan documentation. Significant parts of the consolidated customer view will be available to our customers on the Internet in a secure environment including customer account balances, statements, transaction histories, and even the image of individual checks. Balance transfers between accounts, bill payments to the bank and third parties, and check orders are among the self-service conveniences being afforded the customer.

     UPC closed the calendar year 1997 with 35 bank charters. On January 1, 1998, 31 of the 35 separate charters were consolidated into a single charter. Those not eliminated were essentially those organizations that had not yet been converted to UPC's data processing systems. With the legal boundaries between our affiliates eliminated, we could begin to move forward to obtain the benefits of size and technology available in a single charter environment. The entire project was estimated to take 18 months to fully implement.

     We are well along in that process. The foundation for our model bank is in place. A common menu of products and services is offered throughout our entire affiliate network. Common account and general ledger coding has been established. We have common data processing foundation systems and a common platform in use throughout a substantial part of our network. We have established a model back office credit administration and underwriting support center. The significant number of acquisitions slowed the process of development and implementation, and the implementation of the model bank concept slowed the conversion of some of the new affiliates to our computer systems. However, approximately 85 percent of our assets, including recent 1999 purchases, have now been converted to common foundation systems with back office support operations moved to a support center. Credit administration and underwriting support are operational for approximately 30 percent of our assets at the present time. Most of the Internet services described above were made available to customers in January. Without advertising support, over 5,000 customers have signed up for this service. Implementation of the common customer view at the platform is scheduled for May and image for platform and research in September. Our last major foundation system conversion is scheduled for August, and the credit support centers are scheduled to be fully operational by year-end.

     Personnel savings from the charter consolidation were estimated originally at 600 employees (approximately 10 percent of staff at the time). Savings would be proportionally larger today because of our greater size. Although it is difficult to differentiate between charter consolidation and merger cost savings from the new acquisitions, we believe we have achieved only about 40 percent of the total savings that will be made possible by this effort. Savings are only a part of the benefit, however. Management at all levels will have more and better information on which to base their decisions. Product profitability, consolidated customer profitability, customer segment profitability and delivery channel profitability will be systematically recorded and retained. Our intent is to be able to mass customize, promote, price differentiate, and encourage different channel usage through customer segmentation. Channel productivity and profitability will be measured on the cost of operating the channel point, the number of transactions, and the profitability of the customers actually using the channel point. To a great extent, our future profitability, customer service levels, and ability to compete will be driven by the success of these systems and technology initiatives.

     The charter consolidation and technology initiatives were necessarily an added expense burden throughout all of 1998. The new software for the support centers involved significant development, installation, and testing. Each affiliate merger into the consolidated database is similar to a data processing conversion and has roughly the same internal and third party expenses associated with it as that of a newly acquired bank. Personnel must learn new systems coding, procedures, etc., and there always is a period of adjustment as personnel become both familiar and efficient with use of the new systems. Further, it was necessary to increase personnel at the central support sites to provide a training period for new personnel before transferring affiliate work into the support centers. Thus, there has been overlap of staff and costs. Despite this additional burden, core earnings among our older affiliates (those owned prior to 12/31/97) remained excellent at an estimated 1.59 percent ROA and
15.9 percent ROE.

     The banking industry perhaps more than any other industry tends to be a mirror of the economy and the environment in which it operates. In recent years we have benefited from a sustained period of economic stability and growth. The economic picture began to erode for the banking industry in 1997 with a gradual flattening of the yield curve. Many institutions have tried to address the flattened yield curve problem with increased volume and by cutting loan rates and terms, further increasing competition and ultimately reducing margins further. The United States economy remained strong, so strong in fact that during the latter part of 1997 and in the first half of 1998 there was continuous speculation that the Federal Reserve would raise the fed funds target and the discount rate to slow growth. Economic turmoil in the international markets, particularly in Asia and Russia, caused a flight to quality in the capital markets (primarily to U.S. bonds) in 1998 further flattening the yield curve. Then, in the third and fourth quarter of 1998, hedge fund losses brought to an end the long period of increasing earnings for the industry. Broker financing using secondary market funding almost came to a standstill in early October. The Federal Reserve quickly made several reductions in the fed funds target, but secondary marketing financing has not fully recovered and the yield curve and intense competition for loans will continue to keep pressure on margins.

     In this less favorable economic environment, 1999 industry earnings become somewhat more problematic, and with many of the industry consolidators occupied by already announced mergers, merger and acquisitions activity is not likely to maintain the pace of recent years. As a result bank stocks have gone from a period of over-weighting in many institutional investment portfolios to under-weighting, and it appears that banks with greater dependence on net interest margin, buyout targets, and acquirers were pun-ished the worst. Unfortunately we fell into all three categories.

     On balance we think 1999 will be a good year for Union Planters. In the near term our profitability will depend on the net interest margin and how quickly we can achieve the operating expense savings from the charter consolidations and complete the conversions of recently acquired institutions. Achieving the savings projected from each on a timely basis will be a major operating objective for Union Planters in 1999. We feel confident that we will complete both efforts by the end of the third quarter, and should benefit as the final phases of the technology initiatives are implemented and all affiliates gain use of the credit administration and underwriting support centers. Savings should be recognized quarter by quarter with the greater savings coming later in the year. We are somewhat less sanguine about the net interest margin. The margin percentage is likely to be less in 1999 than it was in 1998. In recent years we have been able to maintain a good margin and even today have one of the best margins among the larger bank group. Part of our 1998 margin decline was related to the acquisitions, not just the flattening of the yield curve or absolute rates. That can be corrected with greater pricing discipline on both assets and liabilities. Like most banks we would benefit from slightly rising rates and greater steepness in the Treasury yield curve.

     Some thoughts on the year 2000 issue. The best place for your money on December 31, 1999, is in a bank. Some well-meaning, but not very well-informed parties, and some outright charlatans might say otherwise, but they are wrong and may cause more harm than good. The industry as a group, at no small expense, is well along in its Y2K preparedness. At Union Planters we have completed date forward testing on all of our core banking critical systems. Where systems or hardware were found non-compliant they have been corrected or replaced, or we are in the process of doing so at present. We are looking forward to the year 2000.

     Let me close by recognizing Marvin Bruce and Stanley Overton for their years of service to the Board and the Corporation. Mr. Bruce joined the Board in 1989 serving as a member of the Directors' Audit and Examining Committee and Chairman of the Directors' Salary and Benefits Committee. Mr. Overton joined the Board in 1992 while continuing as Chairman of Union Planters Bank of Middle Tennessee. He was a member of the Directors' Audit and Examining Committee. I want to thank both of them and say that their guidance, wise counsel, and support will be missed.

     Thank you for your support and for being a shareholder of Union Planters.

      Yours very truly,
      /s/ B. W. Rawlins
      Benjamin W. Rawlins, Jr.
      Chairman and Chief Executive Officer

                  ECONOMIC OVERVIEW OF UNION PLANTERS' MARKETS

     The following report was prepared by Luke Jaramillo, Associate Economist, and Dr. David Stiff, Senior Economist, Standard & Poor's DRI.

     Union Planters' service territory includes 12 states located in the South and Midwest regions of the United States. Accounting for nearly one-third of the nation's population; this region includes Alabama, Arkansas, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee, and Texas. As the Union Planters region expands, its market will more closely match the economy of the United States. The Union Planters region has experienced strong economic growth since the 1990-92 recession. Employment gains averaged 2.7% annually from 1993 to 1998, compared with 2.5% at the national level. Real personal income rose 5.7% annually during the same period. Tight labor markets stemming from low population growth in the Midwest and exceptionally strong job growth in the South, however, have started to constrain economic development and put upward pressure on wages. In 1998, the regional unemployment rate averaged 4.4%.

     Current forecasts call for milder economic growth during the next five years, with the Southern states generally outperforming the Midwestern states. According to these forecasts, low tax rates and incentive packages, as well as low housing, labor, and energy costs will continue to attract new businesses and residents to the South. The region's expansion will moderate in response to slower national growth and the effects of global economic weakness. Consumer spending, which accounts for two-thirds of gross domestic product, will be bridled by slower income growth and volatile financial markets. Prolonged and widening international turmoil will result in greater import competition and weaker export markets. Regional employment gains will average 1.4% annually during the next five years, compared with 1.3% annual growth at the national level. Top-performing sectors will include services, trade, and state and local government. On a less favorable note, manufacturers will trim payrolls by approximately 300,000 workers, with the largest job losses in apparel, electrical machinery, non-electrical machinery, transportation equipment, and food processing. Despite restructuring within the industrial sector, manufacturing will remain vital to the region's economy.

     The state and regional economies located within the Union Planters region are quite diverse. Manufacturing is key to the region's economy. Indiana is heavily dependent on Detroit's automotive industry. Cheaper labor and aggressive tax incentives have attracted automotive assembly and parts plants from the Midwest and overseas to communities in Kentucky, Tennessee, Missouri and Alabama. Much of the nation's construction and farm equipment is manufactured in the metro areas of Iowa and Illinois. Also, one of the world's largest food processing companies, Archer-Daniels-Midland Company, is located in Decatur, Illinois. The aerospace industry is a significant contributor to the economies of Alabama and Missouri. Shipbuilding is an important industry for port cities in Alabama, Louisiana, and Mississippi. Despite the persistent relocation of textile and apparel manufacturing to cheaper labor markets abroad, much of the South is still dependent on these labor-intensive industries. Industry restructuring and outsourcing has led to phenomenal gains in business services throughout the region. The South's warm climate and countless attractions, particularly in Florida, sustain the region's tourism industry.

     The region is rich in natural resources. The fertile soil of the Midwest has made agriculture the dominant business in the region's less populated areas. In Iowa, Illinois, and Indiana the main crops are corn, soybeans, and hogs. Further south in Kentucky, Tennessee, Mississippi, and Arkansas; tobacco, soybeans, rice, and cotton drive agricultural business. In Arkansas and Louisiana, the timber and paper industries are important. Oil and natural gas exploration, as well as petrochemicals, fuel the economies of Texas and Louisiana. Steel production is vital to local economies in Indiana, Missouri, Alabama, and Arkansas. Transportation, distribution, and warehousing industries are also important to the region's economy. The numerous ports along Lake Michigan, the Gulf of Mexico, and the Atlantic Ocean, as well as barge services on the Mississippi, Ohio, Missouri, and Illinois rivers facilitate the shipment of goods to domestic and international markets.

     Prolonged economic turmoil abroad has strained certain sectors of the region's economy. Declining oil prices resulting from a global oversupply and weak demand in Asia have hurt the region's energy industry. The agriculture sector has suffered from recession in Asia, which has caused exports to plummet in 1998. Good crop harvests last year exacerbated commodity surpluses, causing prices to fall sharply. Likewise, farm and construction equipment manufacturing has suffered. The deterioration of Brazil's economy is affecting Florida and other Southern economies that export large volumes of merchandise to South America. The region's manufacturers are expected to experience greater import competition due to the prolonged and widening global economic turmoil. Surging steel imports from recession-bound countries in Asia, South America and from Russia have resulted in plant closures and job losses within the region.

     As indicated in the table below; employment, consumption, and gross state product growth projections suggest that economic growth in the Union Planters' service territory should continue to exceed that of the country in general, as it has during the past five-year period.

                     KEY ECONOMIC PERFORMANCE BY UPC STATES

                                                                                         GROSS                 STATE
                              EMPLOYMENT                 RETAIL SALES                STATE PRODUCT         UNEMPLOYMENT
                             ANNUAL GROWTH               ANNUAL GROWTH               ANNUAL GROWTH          RATE AS OF
                         1993-1998     1998-2003     1993-1998     1998-2003     1993-1998     1998-2003   DECEMBER 1998
Alabama                    1.87%          .83%         5.70%         3.40%         3.47%         1.82%          4.0%
Arkansas                   2.48          1.25          5.46          3.72          3.94          2.28           5.3
Florida                    3.68          2.29          6.16          4.40          4.21          3.01           4.2
Illinois                   1.94           .80          4.09          3.29          3.79          1.79           4.2
Indiana                    1.88           .61          5.03          2.69          3.94          1.71           3.0
Iowa                       2.39           .78          4.04          2.81          4.55          1.85           2.7
Kentucky                   2.48          1.02          5.24          3.48          4.33          2.00           4.0
Louisiana                  2.57           .85          5.18          3.27          4.97          1.32           5.3
Mississippi                2.25           .66          6.24          3.42          3.90          1.70           5.3
Missouri                   2.21          1.03          4.76          3.47          4.33          1.91           3.3
Tennessee                  2.41          1.09          5.48          3.75          3.95          2.12           4.3
Texas                      3.50          1.91          6.13          4.30          4.93          2.72           4.8
------------------------------------------------------------------------------------------------------------------------
UPC States                 2.72          1.36          5.43          3.77          4.30          2.25           4.2
All States                 2.58          1.31          5.09          3.70          3.81          2.19           4.3

     The following is a summary of DRI's forecasts for each of the states in Union Planters' region:

ALABAMA

     Alabama is the 23rd most-populous state in the nation and the eighth-largest in Union Planters' 12-state region. Alabama's economic expansion moderated last year. Price competition and over-capacity in its textile, apparel, and paper industries have led to manufacturing employment losses. However, the state's services and trade sectors have experienced rapid growth. Surprisingly, state exports have shown strength, despite weakness in the Asian and South American markets. In fact, during the first three-quarters of 1998, total exports were up 3.0% over a year ago, compared with a 1.1% decline at the national level. Declining exports to Asia and Latin America, which were down 22.4% and 10.9% respectively, were offset by a sharp increase of 29.1% in shipments to Europe and a 9.2% rise in exports to Canada.

     Alabama's economy is expected to downshift into a decidedly slower pace during the next five years. Employment gains will average a meager 0.8% per year from 1998 to 2003. The state will continue to lose textile and apparel jobs to cheaper labor markets abroad. However, investments by aerospace companies and the emergence of automotive production within the state will offset some of these losses. Lower rates of population growth will further limit economic development.

ARKANSAS

     Arkansas is the least inhabited state in the Union Planters region; with
2.5 million residents, it ranks 33rd nationally. Job creation has slowed sharply in response to a moderating national economy and a tight labor market. The state's manufacturing sector, which accounts for 23% of total employment, has suffered from job losses in apparel, leather, and lumber. However, the state's largest manufacturing sector, food processing (anchored by Tyson Foods), continues to expand. Rebuilding in the wake of natural disasters has provided a temporary boost to the construction industry. The outlook for Arkansas' economy calls for slower growth during the next five years. Employment gains will average 0.8% per year from 1998 to 2003, matching the national pace. The manufacturing sector will shed workers, while the nonmanufacturing sectors will be steady job creators. Substantial investments in highways, the Port of Little Rock, and the Northwest Arkansas Regional Airport will boost construction employment and bolster activity in the trade and transportation sectors.

FLORIDA

     Florida is the second most-populous state in the Union Planters region, with 14.7 million residents. Florida's economy continues to surge with broad-based growth. Nonfarm payrolls advanced 3.8% last year, matching the pace of the last five years. However, tourism has suffered because of weak South American economies and the wildfires of 1998. Low prices and increased import competition resulted in the closure of several paper mills last year.

     Florida's economic expansion will experience a marked slow down beginning this year. Decelerating national growth combined with weakness from Latin America will limit employment to a 2.8% increase this year. During the next five years, job gains will average 2.3% annually. The state's top performing sectors will be services, financial services, and the combined transportation, communications, and public utilities sector. The largest risk to the forecast is potential fallout from deterioration of the Brazilian economy -- Florida's largest single export market.

ILLINOIS

     With 11.9 million residents, Illinois is the sixth-most-populous state in the nation and the third largest in the Union Planters region. Chicago and its suburbs dominate the state's economy, accounting for 65% of its population and 73% of personal income. Since the recession of 1991, Illinois' diversified economy has tracked that of the nation, albeit at a slightly slower pace. The state's top-performing sectors have been business services, finance, retail trade, and "other" services. Although advances in industrial payrolls have been moderate, the largest increases have been food processing, fabricated metals, electrical machinery, and non-electrical machinery manufacturing. Illinois' unemployment rate averaged 4.4% last year.

     Illinois will lag the nation in economic growth during the next five years. Job gains will continue to trail most states, averaging just 0.8% annually. Slower national growth will force manufacturers to trim payrolls. While Canada is the state's largest export market, continued weakness in Asia and Latin America will limit growth with increased import competition and sagging export markets.

INDIANA

     Indiana is the fourth-largest state in the Union Planters region, with 5.9 million residents. The state's highly industrialized economy has slowed considerably during the past few years. Tight labor markets, as well as slower national growth, and fall out from failing economies abroad are responsible for the sluggish performance. Surging imports are hurting the state's steel industry. The unemployment rate averaged 2.9% in 1998, far below the national average of 4.5%. The state's economic growth will moderate during the next five years -- employment gains will average 0.6% annually. Demand for durables produced in the state will drop as the nation's economy cools. Consolidation within the automotive industry will also contribute to job losses in the state's manufacturing sector. On a more positive note, research for more effective medicines and the success of direct-to-consumer advertising will sustain the state's pharmaceutical industry, which is anchored by Indianapolis-based Eli Lilly.

IOWA

     Iowa has 2.9 million residents, and is the third smallest state in the Union Planters region. The state's economy has experienced moderate growth since 1995. Employment gains improved last year; payrolls advanced 2.6%, led by hiring in the construction services, financial services, and combined transportation, communications, and utilities sectors. However, employers in the Davenport-Moline-Rock Island metro area have suffered from weakness in the agricultural sector. Farm and construction equipment manufacturer John Deere has cut production and laid off workers as farmers have delayed equipment purchases in the wake of falling commodity prices. Likewise, currency devaluations in Asia and Russia have caused farm equipment exports to tumble. The forecast calls for moderating growth for the state's economy. Tight labor markets and anemic population growth will curb future development within the state. In fact Iowa's unemployment rate, which averaged 2.6% last year, will remain far below the national average. Nonfarm payroll gains are expected to average 0.8% per year from 1998 to 2003.

KENTUCKY

     Kentucky has 3.9 million residents and is the ninth-largest state in the Union Planters region. The state's economy has decelerated in response to slower national growth. Employment advanced a strong 2.1% last year, with the largest job gains in services; retail trade; transportation, communications, and public utilities; and construction. Manufacturing has benefited from the southerly migration of automotive assembly and parts plants. However, sluggish population growth combined with solid job development has tightened Kentucky's labor market. Kentucky's unemployment rate averaged 4.3% in 1998.

     Kentucky's economy will slow considerably during the next five years. Employment growth will weaken, averaging 1.0% per year from 1998 to 2003. Construction activity, which has been an engine for growth throughout the state, will moderate during the forecast period. Despite restructuring in the automotive industry, recent investments by Ford and Toyota will help sustain transportation manufacturing growth. The tobacco industry, which produces the state's leading cash crop, will continue to downsize in response to ongoing litigation.

LOUISIANA

     With 4.4 million residents, Louisiana is the seventh-largest state in the Union Planters region. The state has experienced strong growth during the past five years. Robust construction activity, driven by the renovation of the Baton Rouge Metropolitan Airport, road and highway construction, and plant expansions within the chemical industry fueled growth last year. The state's apparel industry continues to suffer, as Fruit of the Loom completed a major layoff within the state last year. Louisiana's economy will slow markedly this year -- nonfarm payroll gains will average 0.9% annually from 1998 to 2003. Gas and oil exploration, as well as chemicals manufacturing, will suffer because of low global oil prices. Yet, the state's shipbuilding industry will benefit from Avondale Industries procurement of a $1.5 billion contract to build amphibious ships for the Navy during the next 10 to 14 years. High tech employment will receive a boost during the next two years as the Navy consolidates its information and personnel systems in New Orleans.

MISSISSIPPI

     With 2.7 million residents, Mississippi is the second least-populous state in the Union Planters region. The state's economic growth has moderated during the past few years and will continue to do so, partially as a result of the maturation of the gaming industry as it begins to cannibalize itself to gain market share. Job growth averaged 1.3% last year, led by wholesale trade, construction, services, and the combined transportation, communications, and utilities sectors. The apparel industry continues to migrate to cheaper labor markets south of the border. Chemicals' manufacturing was hurt by low commodity prices. The forecast for Mississippi is weak. Employment gains are expected to average 0.6% per year from 1998 to 2003, ranking 49th nationally.

MISSOURI

     Missouri is the fifth-largest state in the Union Planter's region, with 5.4 million residents. Like most Midwestern states, Missouri experienced slower economic growth last year. Moderating national growth and global economic turmoil are to blame for this downturn. Weaker gains in construction, services, and combined transportation, communications, and utilities limited state job growth to 2.1% last year. Manufacturing employment has suffered from cuts at Boeing, as the company responds to softer international markets and reduced defense budgets. During the next five years, economic activity within the state will moderate in response to slower national growth. Employment gains will average 1.0% from 1998 to 2003, compared with the national average of 1.3% per year. In manufacturing, Ford plans to relocate the production of the Contour from its Kansas City plant to Mexico; the company announced that it would begin production of its new sport utility vehicle in Kansas City by 2000. Expansion of Lambert International Airport, at a cost of $2.7 billion, will boost construction employment by several thousand during the next five years.

TENNESSEE

     Tennessee is home to 5.4 million residents and is the sixth-largest state in the Union Planters region. The state's economy has experienced solid growth during the past few years. Nonfarm payrolls advanced by 1.6% last year. The southerly migration of the automotive industry has benefited the state economy. On the downside, the apparel, textile, and leather industries continue to be hit hard by firms migrating to cheaper labor costs in foreign countries. In fact, Levi Strauss closed two large plants in Knoxville in 1998. The forecast calls for employment gains to moderate, averaging 1.1% per year from 1998 to 2003. The state's top-performing sectors will be services, trade, and state and local government. Increased import competition and industry restructuring will cause manufacturers to trim payrolls by 1.3% annually during the forecast period. Manufacturing employment will suffer from consolidation in the automotive industry. Excess global capacity and weak Asian demand will hurt the state's chemicals manufacturing sector. Transportation and distribution industries will benefit as several national and international firms are investing in warehousing operations within the state. Construction will continue to be an engine for the state's economy, despite moderating activity.

TEXAS

     Texas is the largest state in the Union Planters region, with 19.5 million residents. The state's economy has experienced stellar performance during the past five years. While slowing slightly in 1997, employment gains were still exceptional at 3.3% last year. However, certain sectors of the economy were vulnerable to international forces. Low oil prices, stemming from global over-production and weak demand in Asia, have halted exploration activities and resulted in layoffs. Nevertheless, Texas's economy will outpace that of the nation over the next five years. Employment gains will average 1.9% annually through 2003. Cut backs in the federal defense budget, however, will affect Texas' manufacturing sector. Defense-contractor Raytheon has announced it will cut nearly 2,000 workers in 1999. Continuing global economic and financial turmoil is a threat to the state's export-oriented high-tech manufacturing sector. Slumping chip prices have forced manufacturers, such as Applied Materials and Texas Instruments, to announce layoffs for this year. On a more positive note, Texas will benefit from trade spurred on by NAFTA.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA

                                                                  YEARS ENDED DECEMBER 31, (1)
                                               -------------------------------------------------------------------
                                                  1998          1997          1996          1995          1994
                                               -----------   -----------   -----------   -----------   -----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Net interest income........................  $ 1,207,233   $ 1,199,899   $ 1,114,989   $ 1,010,501   $   943,608
  Provision for losses on loans..............      204,056       153,100        86,381        50,696        25,007
  Investment securities gains (losses).......       (9,074)        4,888         4,934         2,288       (21,398)
  Other noninterest income...................      577,833       465,863       399,833       370,972       312,662
  Noninterest expense........................    1,200,014     1,001,701       987,618       861,528       885,425
                                               -----------   -----------   -----------   -----------   -----------
  Earnings before income taxes...............      371,922       515,849       445,757       471,537       324,440
  Applicable income taxes....................      146,316       176,014       153,055       156,718       103,193
                                               -----------   -----------   -----------   -----------   -----------
  Net earnings...............................  $   225,606   $   339,835   $   292,702   $   314,819   $   221,247
                                               ===========   ===========   ===========   ===========   ===========
PER COMMON SHARE DATA(2)
  Earnings per share
    Basic....................................  $      1.61   $      2.53   $      2.28   $      2.55   $      1.79
    Diluted..................................         1.58          2.47          2.21          2.47          1.76
  Cash dividends.............................         2.00         1.495          1.08           .98           .88
  Book value.................................        20.86         20.96         20.13         18.93         15.89
BALANCE SHEET DATA (AT PERIOD END)
  Total assets...............................  $31,691,953   $29,974,463   $28,108,528   $26,131,594   $24,024,917
  Loans, net of unearned income..............   19,576,826    20,302,969    18,811,441    16,614,031    15,207,934
  Allowance for losses on loans..............      321,476       324,474       270,439       255,103       248,482
  Investment securities......................    8,301,703     6,414,197     6,185,699     6,425,174     6,237,106
  Total deposits.............................   24,896,455    22,875,879    21,330,304    20,322,078    19,141,966
  Short-term borrowings......................    1,648,039     1,824,513     1,758,027     1,086,369       999,092
  Long-term debt(3)
    Parent company...........................      378,249       373,746       373,459       214,758       114,790
    Subsidiary banks.........................    1,060,483     1,365,753     1,451,712     1,219,744       964,793
  Total shareholders' equity.................    2,984,078     2,874,473     2,557,117     2,312,892     1,910,472
  Average assets.............................   30,744,326    29,188,805    27,610,263    24,812,394    23,208,117
  Average shareholders' equity...............    2,931,703     2,755,209     2,417,913     2,125,796     1,922,556
  Average shares outstanding (in
    thousands)(2)
    Basic....................................      139,034       132,451       125,449       119,995       117,898
    Diluted..................................      142,693       138,220       133,452       127,416       124,730
PROFITABILITY AND CAPITAL RATIOS
  Return on average assets...................          .73%         1.16%         1.06%         1.27%          .95%
  Return on average common equity............         7.71         12.45         12.26         15.14         11.69
  Net interest income
    (taxable-equivalent)/average earning
    assets(4)................................         4.40          4.57          4.48          4.53          4.55
  Loans/deposits (period end)................        78.63         88.75         88.19         81.75         79.45
  Common and preferred dividend payout
    ratio....................................       113.67         48.84         40.03         30.46         33.94
  Shareholders' equity/total assets (period
    end).....................................         9.42          9.59          9.10          8.85          7.95
  Average shareholders' equity/average total
    assets...................................         9.54          9.44          8.76          8.57          8.28
  Leverage ratio.............................         8.86          9.62          9.40          8.54          8.11
  Tier 1 capital/risk-weighted assets........        13.34         14.32         14.49         13.46         12.90
  Total capital/risk-weighted assets.........        16.78         16.39         16.66         15.75         14.64
CREDIT QUALITY RATIOS(5)
  Allowance/period end loans.................         1.71          1.71          1.57          1.63          1.72
  Nonperforming loans/total loans............          .83           .81           .79           .79           .76
  Allowance/nonperforming loans..............          206           210           199           207           225
  Nonperforming assets/loans and foreclosed
    properties...............................          .97          1.01          1.03          1.03          1.08
  Provision/average loans....................         1.04           .83           .52           .33           .19
  Net charge-offs/average loans..............          .95           .63           .47           .31           .21

---------------

(1) Reference is made to "Basis of Presentation" in Note 1 to the Corporation's consolidated financial statements.
(2) Share and per share amounts have been restated for acquisitions accounted for as poolings of interests.
(3) Long-term debt includes Medium-Term Bank Notes, Federal Home Loan Bank
    (FHLB) advances, Trust Preferred Securities, variable rate asset-backed certificates, subordinated notes and debentures, obligations under capital leases, mortgage indebtedness, and notes payable with original maturities greater than one year.
(4) Average balances and calculations exclude the impact of the net unrealized gains or losses on available for sale securities.
(5) FHA/VA government-insured/guaranteed loans have been excluded, since they represent minimal credit risk to the Corporation. See Tables 9 and 10 and the "Loans" discussion which follow.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

     The following provides a narrative discussion and analysis of the major trends affecting the results of operations and financial condition of Union Planters Corporation (the Corporation or Union Planters). This discussion supplements the Corporation's consolidated financial statements and accompanying notes which begin on page 37 and should be read in conjunction with the consolidated financial statements and the related financial tables following this discussion.

THE COMPANY

     Union Planters is a $32 billion, multi-state bank holding company whose primary business is banking. The Corporation is the largest bank holding company headquartered in Tennessee and as of December 31, 1998 was the 29th largest bank holding company headquartered in the United States. Union Planters Bank, National Association (Union Planters Bank or UPB), headquartered in Memphis, Tennessee, is the Corporation's largest subsidiary with $27 billion in total assets. The principal banking markets of the Corporation are in Alabama, Arkansas, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee, and Texas. The Corporation as of March 5, 1999 had 885 banking offices and 1,106 ATMs to serve its twelve-state market. A wholly-owned subsidiary, Capital Factors, Inc. (Capital Factors), provides receivable-based commercial financing and related fee-based credit, collection, and management information services. Capital Factors has four regional offices located in New York, New York; Los Angeles, California; Charlotte, North Carolina; and its headquarters in South Florida (Boca Raton, Florida) and an asset-based lending office in Atlanta, Georgia. The mortgage operations of UPB operate 16 standalone mortgage production offices in California, Florida, Georgia, Louisiana, Mississippi, Tennessee, and Texas in addition to mortgage production offices located in branch banking locations of UPB.

     Union Planters is managed along traditional banking and non-traditional banking lines. The Corporation's only reportable business segment is its banking operation, which accounted for 84% and 83%, respectively, of the Corporation's revenues and 90% and 94%, respectively, of earnings before merger-related and other significant items for the years ended December 31, 1998 and 1997. This segment consists of traditional deposit taking and lending functions, including commercial and trade-finance activities. These functions are organized and managed along geographic lines.

     In addition to the banking operations, management manages non-traditional banking lines on a separate basis, although none of these operations qualify as separate business segments due to their relative size. The operations that are managed separately include the following:

     - Mortgage -- origination and mortgage servicing for other investors

     - SBA Trading -- purchasing, packaging, and securitizing the government-guaranteed portions of Small Business Administration (SBA) loans

     - Trust -- investment management and personal trust services, including stock transfer and dividend disbursement services

     - Financial Services -- full-service and discount brokerage services and the sale of bank-eligible insurance products and investment products, including annuities and mutual funds

     - Capital Factors -- a subsidiary providing receivable-based commercial financing and related fee-based credit, collections, and management information services

     - FHA/VA Loans -- the purchase of delinquent FHA/VA government-insured/ guaranteed loans from GNMA pools and third parties; securitization and sale of these loans

     - Bank Cards -- credit card portfolio which was sold in 1998 (see "Noninterest Income" for a discussion of the sale and the resulting gain)

     - Parent Company -- funding source for acquisition activities

     Reference is made to Note 18 to the consolidated financial statements for additional information regarding the Corporation's operating segments. The following table summarizes pretax earnings for banking operations, the other operating units as a group, the parent company and merger-related expenses and other significant items for the past two years. Comparable information for 1996 is not available due to the number of acquisitions and internal reorganizations of the operating units.

                                   EARNINGS (LOSS)
                                     BEFORE TAXES
                                ----------------------
                                 1998           1997
                                -------        -------
                                (DOLLARS IN MILLIONS)
Banking operations............   $437           $529
Other operating units.........     50             44
Parent company (1)............     --             (9)
Merger-related and other
  significant items...........   (115)           (48)
                                 ----           ----
Consolidated pretax
  earnings....................   $372           $516
                                 ====           ====

---------------

(1) Net of the elimination of intercompany earnings and dividends.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

     This discussion contains certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). Such statements are based on management's expectations as well as certain assumptions made by, and information available to management. Specifically, this discussion contains forward-looking statements with respect to the following items:

     - effects of projected changes in interest rates
     - effects of changes in general economic conditions
     - the adequacy of the allowance for losses on loans
     - the effect of legal proceedings on the Corporation's financial condition, results of operations, and liquidity
     - estimated charges related to pending acquisitions and estimated cost savings related to the integration of completed acquisitions and the consolidation of banking subsidiaries
     - Year 2000 issues related to the Corporation and third parties

     When used in this discussion, the words "anticipate," "project," "expect," "believe," and similar expressions are intended to identify forward-looking statements.

     These forward-looking statements involve significant risks and uncertainties including changes in general economic and financial market conditions, the Corporation's ability to execute its business plans, including its plan to address the Year 2000 issue, and the ability of third parties to address Year 2000 issues. Although Union Planters believes that the expectations reflected in the forward-looking statements are reasonable, actual results could differ materially.

EARNINGS ANALYSIS

     Union Planters Corporation reported net earnings of $225.6 million, or $1.58 per diluted share, in 1998 compared to $339.8 million, or $2.47 per diluted share, in 1997, and $292.7 million, or $2.21 per diluted share in 1996. Included in net earnings were merger-related and other significant items which reduced earnings. Table 1 presents a summary of these items for the last five years. The net after-tax impact of these items was $99.0 million, or $.69 per diluted share, in 1998, compared to $32.2 million, or $.23, in 1997, and $71.6 million, or $.54 per diluted share in 1996.

     Earnings before merger-related charges, other significant items, and goodwill and other intangibles amortization, net of taxes were $351.9 million, or $2.47 per diluted share, in 1998 compared to $392.5 million, or $2.85 per diluted share, in 1997 and $381.2 million, or $2.87 per diluted share, in 1996. Earnings in 1998 were lower than the previous year primarily due to higher provisions for losses on loans. Reference is made to "Earnings Analysis" discussion and Table 1 for additional information regarding the items impacting earnings.

ACQUISITIONS

     The Corporation completed 18 acquisitions in 1998 as shown in the table on page 14. The acquisitions expanded Union Planters' presence into new markets in Illinois, Indiana, Iowa, and Texas. At the same time, other acquisitions were made to enhance the Corporation's market share in existing markets. The map on the inside front cover of this report highlights the markets currently served by Union Planters. Table 3 and Note 2 to the consolidated financial statements present additional information regarding acquisitions.

     STRATEGY. Management's philosophy has been to provide additional diversification of the revenue sources and earnings of the Corporation through the acquisition of well-managed financial institutions. This strategy generally targets in-market institutions, institutions in contiguous markets, and institutions having significant local market share. Acquisitions are sought that provide the opportunity to enhance the Corporation's product lines and provide the opportunity for new products and services. This strategy is also designed to enhance the Corporation's branch network, to lower overall distribution costs, and to leverage existing banking and operational capabilities.

     OPERATING PHILOSOPHY. Prior to 1997, it was Union Planters' policy to acquire institutions and operate them as separate banks. Acquiring banks and allowing them to retain their name and continuing to operate on a decentralized basis was believed to provide customers the best service. This philosophy was reevaluated in 1997 due to competitive changes occurring in the banking industry. A decision was made to merge existing banking subsidiaries and newly acquired institutions into the Corporation's lead bank, Union Planters Bank.

     Management continues to believe it is imperative that customer decisions should be made locally as was the past practice. Local management's primary focus is serving its customers and broad discretion is given in achieving this end. Operational functions including accounting, deposit services, item processing, mortgage servicing, and credit administration are provided on a centralized or regional basis.

     The centralization of operational functions related to management's new philosophy started at the end of 1997 and is continuing. The level of acquisition activity in 1998 slowed this process and created new opportunities related to integrating the newly acquired institutions into Union Planters' systems. The centralization and integration of acquired entities is now expected to continue throughout 1999. Management expects significant cost savings to result from the centralization of operational functions.

     Original cost savings estimates from consolidation of banking subsidiaries under one bank charter were estimated to be approximately $15 million to $20 million, on a pretax basis, with unquantified revenue enhancements expected. Additionally, cost savings related to the 1998 acquisitions were originally estimated in the range of 25% to 30% of the acquired institutions expenses (approximately $100 million). Overall savings are expected to be proportionally larger today because of the Corporation's 1998 acquisitions, although the exact savings cannot be quantified at this time. While it is difficult to differentiate between charter consolidation and merger cost savings from the new acquisitions, management estimates that 40% to 50% of the total savings have been achieved.

     Management is currently evaluating the organization taking into account the changes that occurred in 1998 and future plans. While the savings are expected, the number of acquisitions in 1998, efforts related to Year 2000, efforts to standardize products, and other operational changes have delayed the cost savings. The total anticipated savings are not expected to be totally realized until the end of 1999 or early 2000.

     MERGER-RELATED COSTS. Historically, as the Corporation acquires entities, merger-related and other charges have been incurred (see Table 1). Typically, these charges include the following:

     - salaries, employee benefits, and other employment-related charges for employment contract payments, change in control agreements, early retirement and involuntary separation and related benefits, postretirement expenses, and assumed pension termination expenses of acquired entities
     - write-downs of office buildings and equipment to be sold, lease buyouts, assets determined to be obsolete or no longer of use, and equipment not compatible with the Corporation's equipment
     - professional fees for legal, accounting, consulting, and financial advisory services
     - expenses such as asset write-offs, cancellation of vendor contracts, and other costs which normally arise from consolidation of operational activities

     These charges totaled $165.3 million (net of a $829,000 gain on disposal of assets), $48.1 million, and $52.8 million in 1998, 1997, and 1996, respectively. The level of the charges is directly related to the size of the institution being acquired. In 1999, these charges are not anticipated to be as significant, unless a number of other acquisitions are announced. The pending, and now completed, acquisitions as of December 31, 1998 and the recently announced acquisition of Republic Banking Corporation in Miami, Florida, which will be accounted for using the purchase method of accounting, are not expected to generate merger-related charges that will significantly impact earnings. Additional acquisition activity during 1999 is expected to be limited. Acquisitions will only be made if the entities are Year 2000 compliant, since it is unlikely that they could be acquired and converted to Union Planters' systems by year end 1999.

     In 1997 the Corporation incurred charges totaling approximately $16.7 million related to the decision to combine substantially all of its subsidiary banks under one charter. In 1998 similar charges totaling approximately $17.0 million were incurred. These charges included the following:

     - employee severance payments
     - write-offs of data processing equipment
     - costs related to combining operations, like FHLB prepayment penalties
     - costs related to implementing new technology, such as imaging
     - other costs related to integrating the operations of the combined organization

     In this process, technology is being upgraded and products are being standardized. Management does not expect significant charges of this type in 1999, although operating expenses are expected to be higher than normal as the integration process continues throughout 1999. The impact of the higher operating costs related to the integration cannot be quantified.

     RESTATEMENT OF FINANCIAL DATA. Financial data for all prior years have been restated to reflect the acquisitions accounted for as poolings of interests. Purchase acquisitions have been included from their respective dates of acquisition. Reference is made to Note 2 to the consolidated financial statements for additional information regarding the acquisitions the Corporation has completed over the last three years.

     RECENTLY COMPLETED AND PENDING ACQUISITIONS. On February 22, 1999, the Corporation announced an agreement to acquire Republic Banking Corporation in Miami, Florida (Republic). Additionally, three other acquisitions pending at December 31, 1998 have been subsequently completed. The three recently completed acquisitions consist of the purchase of 56 branches, purchase of approximately $830 million of loans, and assumption of approximately $1.8 billion of deposits in Indiana (Indiana Branch Purchase); the acquisition of First Mutual Bancorp, Inc. (First Mutual); and the acquisition of First & Farmers Bancshares, Inc. (First & Farmers). Reference is made to Note 2 to the Corporation's consolidated financial statements for additional information regarding acquisitions completed subsequent to December 31, 1998 and the pending acquisition of Republic. The following table provides a pro forma summary at December 31, 1998 of the Corporation's recently completed and pending acquisitions based on currently available information. Since these acquisitions are being accounted for as purchases, the pro forma information will change due to ongoing operations between December 31, 1998 and the date of acquisition and purchase accounting adjustments at the date of acquisition.

                                                          INDIANA                       REPUBLIC     PRO
                                                UNION      BRANCH    FIRST &   FIRST    BANKING     FORMA
                                               PLANTERS   PURCHASE   FARMERS   MUTUAL    CORP.      TOTAL
                                               --------   --------   -------   ------   --------   -------
                                                                  (DOLLARS IN MILLIONS)
Loans.......................................   $19,577    $   830     $183      $290     $1,031    $21,911
Goodwill and other intangibles..............       387        300(a)    50(a)     23(a)     250(a)   1,010
Total assets................................    31,692      1,810      296(b)    318(b)   1,405(b)  35,521
Deposits....................................    24,896      1,810      274       312      1,285     28,577
Purchase price..............................        NA        300       76        56        412         NA
Equity to assets............................      9.42%        --       --        --         --       8.40%
Leverage ratio..............................      8.86         --       --        --         --       6.10

---------------

NA -- Not applicable
(a) Estimated goodwill and other intangibles created by these acquisitions which will be accounted for using the purchase method of accounting.
(b) Net of cash paid or cash used for repurchase of shares.

                  ACQUISITIONS COMPLETED SINCE JANUARY 1, 1996

                                                                                                                     ACCOUNTING
         INSTITUTION ACQUIRED            DATE       STATE        ASSETS                  CONSIDERATION                 METHOD
---------------------------------------  -----   ------------  ----------   ---------------------------------------  ----------
                                                               (MILLIONS)
First Bancshares of Eastern Arkansas,
 Inc.                                     1/96   Arkansas       $    64     $ 10.9   million in cash                 Purchase
First Bancshares of N. E. Arkansas,
 Inc.                                     1/96   Arkansas            65     $  9.2   million in cash                 Purchase
Leader Financial Corporation             10/96   Tennessee        3,411       15.3   million shares of common stock  Pooling
Franklin Financial Group, Inc.           10/96   Tennessee          137         .7   million shares of common stock  Pooling
Valley Federal Savings Bank              10/96   Alabama            122         .4   million shares of common stock  Pooling
BancAlabama, Inc.                        10/96   Alabama             98         .4   million shares of common stock  Pooling
Financial Bancshares, Inc.               12/96   Missouri           326        1.2   million shares of common stock  Pooling
PFIC Corporation                          2/97   Tennessee            4         .1   million shares of common stock  Purchase
SBT Bancshares, Inc.                     10/97   Tennessee           99         .6   million shares of common stock  Pooling
Citizens of Hardeman County Financial
 Services, Inc.                          10/97   Tennessee           62         .2   million shares of common stock  Pooling
Magna Bancorp, Inc.                      11/97   Mississippi      1,191        7.1   million shares of common stock  Pooling
First Acadian Bancshares, Inc.           12/97   Louisiana           81         .3   million shares of common stock  Pooling
Capital Bancorp                          12/97   Florida          2,156        6.5   million shares of common stock  Pooling
Sho-Me Financial Corp.                    1/98   Missouri           374        1.2   million shares of common stock  Purchase
Security Bancshares, Inc.                 4/98   Arkansas           146         .5   million shares of common stock  Pooling
Peoples First Corporation                 7/98   Kentucky         1,427        6.0   million shares of common stock  Pooling
Magna Group, Inc.                         7/98   Missouri         7,683       33.4   million shares of common stock  Pooling
Capital Savings Bancorp, Inc.             7/98   Missouri           207         .7   million shares of common stock  Pooling
C B & T, Inc.                             7/98   Tennessee          278        1.4   million shares of common stock  Pooling
Merchants Bancshares, Inc.                7/98   Texas              565        2.0   million shares of common stock  Pooling
First National Bancshares of Wetumpka,
 Inc.                                     7/98   Alabama            202         .8   million shares of common stock  Pooling
Alvin Bancshares, Inc.                    8/98   Texas              117         .4   million shares of common stock  Pooling
Duck Hill Bank                            8/98   Mississippi         21         --   million shares of common stock  Purchase
First Community Bancshares, Inc.          8/98   Tennessee           39         .1   million shares of common stock  Pooling
Transflorida Bank                         8/98   Florida            334        1.7   million shares of common stock  Pooling
AMBANC Corp.                              8/98   Indiana            740        3.4   million shares of common stock  Pooling
Florida Branch Purchase                   9/98   Florida          1,389     $110.0   million in cash                 Purchase
Ready State Bank                         12/98   Florida            622        3.2   million shares of common stock  Pooling
Southeast Bancorp, Inc.                  12/98   Tennessee          324        1.2   million shares of common stock  Pooling
                                                 and Kentucky
FSB, Inc.                                12/98   Tennessee          145         .9   million shares of common stock  Pooling
LaPlace Bancshares, Inc.                 12/98   Louisiana           64         .4   million shares of common stock  Pooling
First Mutual Bancorp, Inc.                1/99   Illinois           403        1.4   million shares of common stock  Purchase
First & Farmers Bancshares, Inc.          2/99   Kentucky           410     $ 76.0   million in cash                 Purchase
Indiana Branch Purchase                   3/99   Indiana          1,810     $300.0   million in cash                 Purchase
                                                                -------
       Total assets of completed
         acquisitions                                           $25,116
                                                                =======

                               EARNINGS ANALYSIS

NET INTEREST INCOME

     Net interest income is comprised of interest income and loan-related fees less interest expense. Net interest income is affected by a number of factors including the level, pricing, mix, and maturity of earning assets and interest-bearing liabilities; interest rate fluctuations; and asset quality. For purposes of this discussion, net interest income is presented on a fully-taxable equivalent basis (FTE), which adjusts tax-exempt income to an amount that would yield the same after-tax income had the income been subject to taxation at the federal statutory income tax rate (currently 35% for the Corporation). Reference is made to Tables 4 and 5 that present the Corporation's average balance sheet and volume/ rate analysis for each of the three years in the period ended December 31, 1998.

     Net interest income (FTE) in 1998 was $1.24 billion, an increase of 1.3% from $1.23 billion reported in 1997. In 1997, net interest income grew 7.4% from $1.14 billion in 1996. The net interest margin (net interest income (FTE) as a percentage of average earning assets) was 4.40% in 1998 compared to 4.57% in 1997 and 4.48% in 1996. The interest-rate spread between earning assets and interest-bearing liabilities was 3.60%, a decrease of 19 basis points from the 1997 spread of 3.79% and compared to 3.71% in 1996.

     Interest income (FTE) increased 2.5% in 1998 due primarily to the $1.4 billion growth in average earning assets, which accounted for $106.6 million growth in interest income. Partially offsetting this increase was a decrease in the average yield on earning assets of 22 basis points, or approximately $48.2 million.

     The earning asset growth is attributable to a 15.0% increase in investment securities and a 2.5% growth in average loans during 1998. The increase in investment securities is attributable to the investment of funds received in exchange for the assumption of deposit liabilities in the September 1998 Florida Branch Purchase. Offsetting the loan growth was the sale of the credit card portfolio at the beginning of the fourth quarter of 1998 (approximately $440 million of loans) and the securitization and sale of approximately $380 million of FHA/VA loans in the second quarter of 1998. The decrease in the yield on average earning assets is attributable to the lower interest rate environment in 1998.

     Interest expense increased $42.6 million in 1998 to $1.11 billion. The increase is attributable to the $1.1 billion increase in average interest-bearing liabilities, primarily interest-bearing deposit liabilities assumed in the Florida Branch Purchase, which accounted for $50.0 million of the increase. Average long-term debt outstanding also increased due to the issuance of $300 million of 6.5% Putable/Callable Subordinated Notes in March 1998. Offsetting these increases was a three basis point decrease in the average rate paid on interest-bearing liabilities, which was approximately $7.4 million.

     The increase in net interest income between 1997 and 1996 is attributable to growth of average earning assets of $1.3 billion, primarily loans, which accounted for $140.2 million of the increase in interest income. Partially offsetting this increase was an increase in average interest-bearing liabilities of $996.3 million, which accounted for $54.9 million of the increase in interest expense. The impact of changes in yields on earning assets and rates paid for interest-bearing liabilities was minimal.

     Union Planters' net interest margin has declined steadily over the last two years. This decline is attributable to the high level of prepayments on mortgage-backed investment securities and single family mortgage loans, approximately 39% of earning assets at December 31, 1998. During this period of time, lower mortgage rates have resulted in heavy refinancing activity by borrowers. This has forced the Corporation to reinvest funds in lower yielding assets. Also impacting net interest income is the fact that the Corporation's primary funding source is its deposits. The rates paid on deposits have not decreased as fast as yields on earning assets. Management believes this downward trend will likely continue in 1999. Management is constantly evaluating ways to increase net interest income.

     The effects of changing interest rates on corporate performance are more fully discussed in the "Market Risk and Asset/Liability Management" discussion beginning on page 22.

     A summary of the components of average earning assets and interest-bearing liabilities is as follows:

                                                              1998    1997    1996
                                                              -----   -----   -----
AVERAGE EARNING ASSETS (IN BILLIONS)........................  $28.3   $26.9   $25.6
Comprised of:
  Loans.....................................................     72%     74%     70%
  Investment securities.....................................     25      23      27
  Other earning assets......................................      3       3       3
Yield earned on average earning assets......................   8.31    8.53    8.43
AVERAGE INTEREST-BEARING LIABILITIES (IN BILLIONS)..........  $23.5   $22.4   $21.4
Comprised of:
  Deposits..................................................     85%     84%     84%
  Short-term borrowings.....................................      6       8       9
  FHLB advances, short- and medium-term bank notes and other
    long-term debt..........................................      9       8       7
Rate paid on average interest-bearing liabilities...........   4.71    4.74    4.72

PROVISION FOR LOSSES ON LOANS

     The provision for losses on loans (the provision) in 1998 was $204.1 million, or 1.04% of average loans, excluding FHA/VA government-insured/guaranteed loans (FHA/VA loans). The provision in 1998 was $51.0 million higher than the 1997 provision of $153.1 million, or .83% of average loans, excluding FHA/VA loans. In 1996 the provision was $86.4 million, or .52% of average loans, excluding FHA/VA loans.

     The increase in the provision in 1998 is attributable primarily to banks acquired in 1998 and the December 31, 1997 acquisitions. Upon acquisition, management immediately implements a more aggressive policy of dealing with problem credits. This involves setting goals for reducing the overall level of problem credits. Loans are charged down to estimated realizable values allowing for quicker disposal of the underlying assets pledged as collateral. This policy resulted in higher provisions and higher levels of specific credit charge-offs in 1998. Banks in this group accounted for approximately 57% of the 1998 provision and approximately 53% of the net charge-offs in 1998. Also impacting the provision were provisions and charge-offs related to two asset-based credits in Capital Factors' operations which deteriorated in the fourth quarter of 1998. The provision and charge-offs related to these loans were $20 million and $13 million, respectively. One of the loans in the amount of $11.9 million is considered an impaired loan and has a specific valuation reserve of $7.0 million.

     The credit card portfolio, prior to its recent sale, accounted for a large percentage of the provision and net charge-offs. In 1998, credit card provisions and net charge-offs were approximately 16% and 25%, respectively, of the total provision and charge-offs. This compares to 39% for both in 1997 and 47% and 37%, respectively, in 1996.

     Management expects the provision to be lower in 1999, excluding the impact of pending acquisitions, and increases are expected only in proportion to the level of loan growth. Provisions in the range of 35 to 45 basis points on average loans are anticipated for the existing portfolio.

NONINTEREST INCOME

     Noninterest income increased 20.8% in 1998 to $568.8 million compared to $470.8 million in 1997 and $404.8 million in 1996. The major components of noninterest income are presented on the face of the statement of earnings and in
Note 13 to the consolidated financial statements. Table 1, which follows this discussion, presents a five year trend of the major components, including certain significant items that impact the five-year trend.

     The previously mentioned sale of the credit card portfolio resulted in a gross gain of $72.7 million. The remaining portion of the sale is scheduled to settle in the first quarter of 1999 but the resulting gain will not be significant. Other asset sales included the sale of an investment by one of the acquired institutions totaling $5.4 million. The Corporation also recognized gains on the sale of branches/deposits and other selected assets totaling $4.1 million in 1998 compared to $16.3 million in 1997 and $7.5 million in 1996. In 1997, the Corporation sold several upper east Tennessee branches and deposits acquired in the acquisition of Leader Financial Corporation.

     Investment securities losses totaled $9.1 million in 1998 compared to investment securities gains of $4.9 million in both 1997 and 1996. The net loss in 1998 was attributable to the premium write-down of certain high-coupon mortgage-backed securities of an acquired entity resulting from the acceleration of prepayments of the underlying loans. The loss was $22.8 million and was partially offset by a $6.0 million gain in the fourth quarter of 1998 resulting primarily from a gain recognized in connection with the contribution of certain appreciated equity securities to a charitable foundation established by Union Planters. The Corporation recognized $7.6 million of expense resulting from the contribution (see the "Noninterest Expense" discussion below).

     During the second quarter of 1998, the Corporation recognized a gain of $19.6 million from the securitization and sale of approximately $380 million of FHA/VA loans. The transaction involved the sale of previously past due FHA and VA guaranteed loans serviced by UPB. Additional gains from securitizations and sales are expected in 1999. A similar securitization and sale of approximately $133 million of FHA/VA loans was completed in February 1999 resulting in a pretax gain of approximately $5.4 million. Gains on the sale of originated residential mortgages decreased $4.6 million in 1998 to $10.8 million compared to $15.4 million in 1997 and $6.8 million in 1996. In 1997, the Corporation securitized and sold approximately $300 million of fixed- and adjustable-rate mortgage securities which was the primary reason for the increase in 1997 and a similar sale did not occur in 1998.

     Mortgage servicing income increased 2.6% in 1998 to $60.5 million compared to $59.0 million and $64.7 million in 1997 and 1996, respectively. The increase is due to the acquisition of additional servicing which was offset by the high level of refinancing activity in 1998 due to the low interest rate environment. Increasing in 1998 were mortgage origination fees, which increased $6.8 million in 1998, primarily related to increased loan originations due in part to the low interest rate environment in 1998 and the large number of refinancings.

     Brokerage fee income (fees received from discount brokerage and full-service brokerage transactions) increased $8.9 million in 1998 to $19.0 million compared to $10.1 million and $6.0 million in 1997 and 1996, respectively. The fees are based on transaction volumes and fluctuate year to year.

     Management is continuing its emphasis on fee income as a means of increasing profitability. Areas receiving emphasis are the sale of bank-eligible insurance products (annuities, homeowners and automobile insurance, and life insurance), mutual funds, mortgage servicing income, mortgage origination, and trust services. The sale of the credit card portfolio will decrease bank card income in 1999 but the net impact of the sale is expected to be positive to net earnings. Most of the bank card income relates to the Corporation's merchant business which was not sold.

NONINTEREST EXPENSE

     Noninterest expense increased 19.8% in 1998 to $1.2 billion compared to $1.0 billion and $987.6 million in 1997 and 1996, respectively. The components of noninterest expense are presented on the face of the statement of earnings and in Note 13 to the consolidated financial statements. Table 1, which follows this discussion, presents a five year trend on the major components of noninterest expense, including certain significant items impacting the five-year trend, including merger-related charges.

     The major items increasing noninterest expense over the last three years are merger-related expenses and expenses related to consolidation of the Corporation's separate banking subsidiaries and ongoing integration of operations. These expenses totaled $183.1 million, $64.9 million, and $52.8 million in 1998, 1997, and 1996, respectively, the nature of which is discussed in the "Acquisitions" discussion above.

     Salaries and employee benefits, which represent the largest category of noninterest expense, were $479.8 million in 1998, an increase of $39.3 million from 1997. Salaries and employee benefits were $413.6 million in 1996. At December 31, 1998, the Corporation had 12,330 full-time equivalent employees compared to 12,304 and 11,926, respectively, at December 31, 1997 and 1996. The increase in salaries and employee benefits expense is attributable to merit salary increases, incentive compensation, and increases in salaries and employee benefits expense related to acquisitions accounted for as purchase transactions. Additionally, employee benefit expenses increased $11.1 million related to changes in certain benefit plans.

     Net occupancy and equipment expense increased $11.2 million in 1998 to $148.7 million compared to $137.5 million in 1997 and $135.9 million in 1996. The increase relates primarily to the expansion of the Corporation's operations and technology upgrades, including upgrades related to the Year 2000, within the organization. See the "Year 2000" discussion.

     Other noninterest expense increased $29.6 million in 1998 over 1997 due primarily to the following items:

     - $7.9 million increase in goodwill and other intangibles amortization related to purchase acquisitions
     - $7.0 million increase in contributions expense related primarily to the establishment of a charitable trust
     - $4.5 million increase in amortization of mortgage servicing rights
     - $3.2 million related to the loss on the sale of indirect loans of an acquired institution

     In addition to the items discussed above, a significant amount of management time is being spent on the continuing consolidations of bank "back office" functions, integration of recently completed acquisitions, and compliance issues related to the Year 2000. In some cases, expenses are duplicated while the conversions or integration is in progress. While this is difficult to quantify, management believes that once these projects are completed, savings in noninterest expense will be realized.

     The increase in noninterest expense in 1997 is related to the merger-related and charter consolidation charges, salaries and employee benefits expense, and occupancy and equipment expenses discussed above. Excluding these three categories, noninterest expense decreased $26.5 million between 1996 and 1997. In 1996, noninterest expense included a one-time special FDIC insurance assessment of $30.0 million, write-off of intangibles of $19.6 million and an additional provision for losses on FHA/VA foreclosure claims of an acquired entity of $19.8 million. Also, FDIC insurance assessments decreased $7.5 million. These decreases were partially offset by increases in expenses related primarily to the growth of the Corporation.

TAXES

     Applicable income taxes consist of provisions for federal and state income taxes totaling $146.3 million in 1998, or an effective rate of 39.3%. This compares to applicable income taxes of $176.0 million in 1997 and $153.1 million in 1996. These amounts represent effective tax rates of 34.1% and 34.3%, respectively, in 1997 and 1996. The variances from federal statutory rates (35% for all three years) are attributable to the level of tax-exempt income from investment securities and loans, nondeductible merger-related expenses, and the effect of state income taxes. The increase in the effective tax rate in 1998 is attributable to a high level of non-deductible merger-related and other expenses. For additional information regarding the Corporation's effective tax rates for all periods, see Note 15 to the consolidated financial statements.

     Realization of a portion of the $160.6 million net deferred tax asset, which is included in other assets, is dependent upon the generation of future taxable income sufficient to offset future deductions. Management believes that, based upon historical earnings and anticipated future earnings, normal operations will continue to generate sufficient future taxable income to realize in full these deferred tax benefits. Therefore, no extraordinary strategies are deemed necessary by management to generate sufficient taxable income for purposes of realizing the net deferred tax asset.

                          FINANCIAL CONDITION ANALYSIS

     At December 31, 1998, the Corporation reported total assets of $31.7 billion compared to $30.0 billion for December 31, 1997. The amounts for December 31, 1997 have been restated for acquisitions accounted for as poolings of interests. Total assets increased $13.6 billion from the originally reported total assets at December 31, 1997 due primarily to the 18 acquisitions completed in 1998. Average total assets for 1998 were $30.7 billion compared to $29.2 billion for 1997.

EARNING ASSETS

     Earning assets are composed of loans, investment securities, trading account assets, federal funds sold, securities purchased under resale agreements, and interest-bearing deposits at financial institutions. These assets are the primary revenue streams for the Corporation. At December 31, 1998, earning assets totaled $28.7 billion compared to $27.4 billion at year end 1997. Average earning assets were $28.3 billion in 1998 compared to $26.9 billion in 1997. The increase in average earning assets is attributable to loan growth and to purchase acquisitions, primarily the Florida Branch Purchase.

INVESTMENT SECURITIES

     As part of its securities portfolio management strategy, the Corporation classifies all of its investment securities as available for sale securities, which are carried on the balance sheet at fair value. This strategy gives management flexibility to actively manage the investment portfolio as market conditions and funding requirements change.

     The investment securities portfolio was $8.3 billion at December 31, 1998 compared to $6.4 billion at December 31, 1997. Average investment securities were $7.2 billion and $6.3 billion, respectively, for these periods. The investment portfolio had a net unrealized gain of $93.1 million at year end 1998 compared to a net unrealized gain of $85.4 million at year end 1997.

     The increase in investment securities in 1998 resulted primarily from the investment of funds received in exchange for assuming $1.4 billion of deposit liabilities in the Florida Branch Purchase. Note 4 to the consolidated financial statements presents the composition of the portfolio at December 31, 1998 and 1997, along with a breakdown of the maturities and weighted average yields of the portfolio at December 31, 1998.

     U.S. Treasury and U.S. Government agency obligations represented 63.1% of the investment securities portfolio at December 31, 1998, 63.7% of which are Collateralized Mortgage Obligation (CMO) and mortgage-backed security issues. The Corporation has some credit and market risk in the investment securities portfolio; however, management does not consider that risk to be significant and does not believe that cash flows will be significantly impacted. Reference is made to the "Net Interest Income" and "Market Risk and Asset/Liability Management" discussions for information regarding the market-risk in the investment securities portfolio.

     The limited credit risk in the investment securities portfolio at December 31, 1998 consisted of 16.2% municipal obligations, 2.4% other stocks and securities (primarily equity securities and Federal Reserve Bank and Federal Home Loan Bank Stock), and 18.3% investment grade CMOs.

     At December 31, 1998, the Corporation had approximately $45.3 million of "structured notes" which constituted approximately .5% of its investment securities portfolio. Structured notes have uncertain cash flows which are driven by interest-rate movements and may expose a company to greater market risk than traditional medium-term notes. All of the Corporation's investments of this type are government agency issues (primarily Federal Home Loan Banks and Federal National Mortgage Association).

LOANS

     Loans are the largest group of earning assets of the Corporation and represented approximately 70% of earning assets at December 31, 1998. Loans at December 31, 1998 totaled $19.6 billion compared to $20.3 billion at year end 1997. Average loans were $20.5 billion in 1998, an increase of 2.5% over 1997. During the fourth quarter of 1998, the Corporation sold substantially all of its credit card portfolio, approximately $440 million of loans. The Corporation also securitized and sold approximately $380 million of previously defaulted FHA and VA loans in the second quarter of 1998. Table 7 presents a five-year summary of the composition of the loan portfolio.

     The various categories of loans are subject to varying levels of risk. Management mitigates this risk through portfolio diversification and geographic diversification. The Corporation's loan portfolio is spread over the twelve states in which it has banking locations. The Corporation has a limited amount of foreign exposure, approximately 1% of the loan portfolio. The foreign loans are primarily U.S. dollar trade finance loans to correspondent banks in Central and South America and there are no significant loans to foreign governments. The largest concentration of loans is in single family residential loans, comprising 33% of the loan portfolio, which historically has had low loan loss experience. The Corporation does not have any loans to hedge funds.

     SINGLE FAMILY RESIDENTIAL LOANS. Single family residential loans totaled $5.6 billion at December 31, 1998 compared to $5.7 billion at December 31, 1997. The lack of growth in this sector of the portfolio reflects the high level of prepayments from refinancing activity in the low interest rate environment present in 1998. The overall decline was partially offset by single family loans from acquisitions accounted for as purchases that totaled approximately $225 million during 1998.

     COMMERCIAL LOANS. Commercial, financial, and agricultural loans, including foreign loans and direct lease financing, totaled $3.8 billion, or 19% of the portfolio, at December 31, 1998 which compares to $3.7 billion at December 31, 1997. The modest growth in this segment of the portfolio reflects favorable economic conditions in the markets served by the Corporation.

     OTHER MORTGAGE LOANS. This segment of the portfolio totaled $4.4 billion, or 22% of the portfolio at December 31, 1998. This compares to $4.2 billion at December 31, 1997. At December 31, 1998 loans for nonfarm nonresidential properties (commercial real estate) were $3.5 billion, or 80% of this category. Loans secured by multifamily residential properties and loans secured by farmland comprised 12% and 8%, respectively, of this portion of the portfolio.

     REAL ESTATE CONSTRUCTION LOANS. These loans totaled $1.2 billion at December 31, 1998 which compares to $1.1 billion at December 31, 1997. At year end approximately 40% are single family construction loans, approximately 40% commercial construction loans, and approximately 20% are land development loans.

     FHA/VA GOVERNMENT-INSURED/GUARANTEED LOANS (FHA/VA LOANS). The FHA/VA loans declined $572 million in 1998 to $760 million at December 31, 1998. The decrease relates partially to the securitization and sale of approximately $380 million of previously defaulted FHA/VA loans in the second quarter of 1998, for a gain of approximately $19.6 million. Management continues to purchase these loans out of its servicing portfolio. The number of past due loans at above current market rates in the servicing portfolio has significantly declined which has reduced the opportunities to increase interest income from the purchase of these loans. Additional securitizations and sales are expected in 1999.

     As a loan servicer, the Corporation is obligated to pass through to the holders of a GNMA mortgage-backed security, the coupon rate, whether or not the interest due on the underlying loans has been collected from the borrower. When an FHA/VA government-insured/guaranteed single-family loan which carries an above-market rate of interest has been in default for more than 90 days, it is the Corporation's policy to buy the delinquent FHA/VA loan out of the GNMA pools serviced by the Corporation. This action eliminates the Corporation's obligation to pay the coupon rate. The Corporation thereby earns the net interest-rate differential between the coupon rate which it would otherwise be obligated to pay to the GNMA holder and the Corporation's lower cost of funds. Furthermore, management has purchased in prior years additional delinquent FHA/VA government-insured/guaranteed loans from other GNMA servicers to leverage the operating costs of this operation.

     Since all of these loans are FHA/VA government-insured/guaranteed loans, the Corporation's investment is expected to be recoverable through claims made against the FHA or the VA. Management believes the credit risk and the risk of principal loss is minimal. For this reason, management has excluded these loans from the credit quality data and resulting ratios. Any losses incurred would not be significantly greater or less than if the Corporation had continued solely as servicer of the FHA/VA loans. The risk involving these loans arises from not complying timely with FHA/VA's foreclosure process and certain non-reimbursable foreclosure costs.

     The Corporation, by purchasing the delinquent FHA/VA loans, also assumes the interest-rate risk associated with funding a loan if timely foreclosure should not occur. Risk also exists, under certain circumstances, that claims might be rejected by FHA or VA or otherwise not be able to be collected in full. FHA/VA claims receivables totaled $126.2 million at December 31, 1998 compared to $134.1 million at December 31, 1997.

     Provisions for losses related to the claims are provided through noninterest expense as provisions for losses on FHA/VA foreclosure claims (see the "Noninterest Expense" discussion) and the corresponding liability is carried in other liabilities. Provisions for losses on FHA/VA foreclosure claims totaled $4.7 million, $8.0 million, and $25.5 million, respectively, in 1998, 1997, and 1996. At December 31, 1998, the Corporation had a reserve for FHA/VA claims losses of $27.5 million as compared to $33.3 million at December 31, 1997.

     CONSUMER LOANS. This segment of the loan portfolio totaled $2.7 billion at December 31, 1998, or 14% of the portfolio. Consumer loans to individuals totaled $2.6 billion at year end compared to $2.7 billion at year end 1997. Credit card and related loans (lines of credit related to checking accounts) totaled $96 million at December 31, 1998 compared to $617 million at December 31, 1997. During the fourth quarter of 1998 the Corporation sold substantially all of the credit card portfolio, approximately $440 million of loans. A small portion of the sale will settle in the first quarter of 1999.

     HOME EQUITY LOANS. These loans totaled $483 million at December 31, 1998 compared to $453 million at December 31, 1997. These loans are revolving, open-ended single-family residential loans that consumers use for various purposes.

     ACCOUNTS RECEIVABLE - FACTORING. This category of the portfolio totaled $616 million at December 31, 1998, an increase of $37 million from the December 31, 1997 total of $579 million. Capital Factors, a separate subsidiary of Union Planters Bank, provides factoring and other specialized commercial financial services to small- and medium-size companies. Capital Factors purchases accounts receivable from its clients pursuant to factoring agreements with them. Its clients primarily include manufacturers, importers, wholesalers and distributors in the apparel and textile-related industries and, to a lesser extent, in consumer goods-related industries. More recently, Capital Factors has provided services to companies in the healthcare industry. Also included in this category are asset-based loans which are collateralized primarily by receivables owned by the borrowers.

     LOAN OUTLOOK. Management expects modest loan growth in 1999 as the markets served by the Corporation generally have a good economic outlook. Reference is made to the discussion at the beginning of this report regarding the economic conditions in the various markets.

ALLOWANCE FOR LOSSES ON LOANS

     The allowance for losses on loans (the allowance) at December 31, 1998 was $321.5 million, or 1.71% of loans, compared to $324.5 million, or 1.71% of loans, at December 31, 1997. In calculating the allowance to loans ratio, FHA/VA loans have been excluded (see "FHA/VA Government-Insured/Guaranteed Loans" discussion above). Management's policy is to maintain the allowance at a level deemed sufficient to absorb estimated losses inherent in the loan portfolio. The allowance is reviewed quarterly in accordance with the methodology described in
Note 1 to the consolidated financial statements. Tables 8 and 10, which follow this discussion, provide detailed information regarding the allowance for each of the five years in the period ended December 31, 1998.

     Net charge-offs were $186.3 million in 1998 compared to $116.3 million in 1997 and $77.4 million in 1996. The $70.0 million increase in net charge-offs relates primarily to institutions the Corporation acquired in 1998 and the December 31, 1997 acquisitions and to one asset-based loan discussed earlier (see the "Provision for Losses on Loans" discussion). Union Planters' policies for charging off loans and dealing with problem credits is generally more aggressive than the practice of the acquired entities. Approximately 53% of the charge-offs in 1998 related to these institutions. Credit card related charge-offs totaled $50.7 million in 1998 compared to $52.2 million in 1997. With the sale of this portfolio, credit card charge-offs in 1999 should be minimal.

NONPERFORMING ASSETS

     LOANS OTHER THAN FHA/VA LOANS. Nonperforming assets consist of nonaccrual loans, restructured loans, and foreclosed properties less specific valuation allowances. Table 9 presents nonperforming assets in two categories, FHA/VA loans and all other loans. For this discussion and for the credit quality information presented in this annual report, FHA/VA loans are excluded from the calculations because of their minimal exposure to principal loss. (Reference is made to the discussion of "FHA/VA Government-Insured/Guaranteed Loans" above.)

     At December 31, 1998, nonperforming assets totaled $182.6 million, or .97% of loans and foreclosed properties. This compares to $191.1 million, or 1.01% of loans and foreclosed properties at December 31, 1997. Nonaccrual loans at year end 1998 totaled $150.4 million, or .80% of total loans which compares to $138.9 million, or .73% of total loans for the same period in 1997. Restructured loans decreased $9.6 million in 1998 to $5.6 million. The decrease relates primarily to two loans which were removed from restructured status since they had been and are currently paying in accordance with contractual terms of the restructuring and had effective interest rates, at the time of modification, equal to or greater than new loans with comparable risk. Foreclosed properties were $26.6 million and $37.0 million, respectively, at December 31, 1998 and 1997. Loans past due 90 days or more and still accruing interest, which are not included in nonperforming assets, were $48.6 million, or .26% of loans at December 31, 1998. This compares to $51.1 million, or .27%, of loans at December 31, 1997. A breakdown of nonaccrual loans and loans past due 90 days or more and still accruing interest, both excluding FHA/VA loans, follows:

                                                                                  LOANS PAST DUE
                                                            NONACCRUAL LOANS      90 DAYS OR MORE
                                                           -------------------   -----------------
                                                              DECEMBER 31,         DECEMBER 31,
                                                           -------------------   -----------------
                        LOAN TYPE                            1998       1997      1998      1997
---------------------------------------------------------  --------   --------   -------   -------
                                                                   (DOLLARS IN THOUSANDS)
Secured by single family residential.....................  $ 73,433   $ 67,747   $12,991   $15,784
Secured by nonfarm nonresidential........................    25,242     15,415     8,193     4,458
Other secured real estate................................    17,616     19,676     5,387     4,395
Commercial, financial, and agricultural, including
  foreign loans and direct lease financing...............    26,831     27,267    15,041     4,754
Credit card and related plans............................        58          2     2,044    15,351
Other consumer...........................................     7,198      8,789     4,970     6,386
                                                           --------   --------   -------   -------
         Total...........................................  $150,378   $138,896   $48,626   $51,128
                                                           ========   ========   =======   =======

     FHA/VA LOANS. As discussed in the "Loans" section of this report, FHA/VA loans do not, in management's opinion, have traditional credit risk similar to the rest of the loan portfolio and risk of principal loss is considered minimal due to the government-guarantee. FHA/VA loans past due 90 days or more and still accruing interest totaled $355.1 million at December 31, 1998 compared to $517.1 million at December 31, 1997. The decrease in the loans past due relates to the decline in the volume of these loans. At December 31, 1998 and 1997, $9.2 million and $14.9 million, respectively, of FHA/VA loans were placed on nonaccrual status by management because the contractual payment of interest by FHA/VA had stopped due to missed filing dates; however, no loss of principal is expected from these loans.

     POTENTIAL PROBLEM ASSETS. Potential problem assets consist of assets which are generally secured and are not currently considered nonperforming and include those assets where information about possible credit problems has raised serious doubts as to the ability of the borrowers to comply with present repayment terms. Historically, such assets have been loans which have ultimately become nonperforming. At December 31, 1998, the Corporation had potential problem assets (all loans) aggregating $66.8 million, comprised of 52 loans, the largest of which was $18.9 million.

OTHER EARNING ASSETS

     Other earning assets include interest-bearing deposits at financial institutions, federal funds sold, securities purchased under agreements to resell, and trading account assets. These assets averaged $587 million, or 3% of average earning assets, in 1998 with an average yield of 5.93%. This compares to $609 million in 1997 with a 6.13% average yield and $687 million in 1996 with an average yield of 5.95%. Trading account assets, the largest category, are comprised of government-guaranteed SBA pools and the government-guaranteed portion of SBA loans. Management considers these assets to have minimal interest-rate and credit risk. Trading account assets fluctuate depending on market conditions and demand. The other categories fluctuate depending on funding needs and investment opportunities.

DEPOSITS

     The Corporation's deposit base is its primary source of liquidity and consists of deposits from the communities served by the Corporation. The mix of deposits has remained relatively constant with a slight decrease in the other time deposit category, which is attributable to consumers seeking higher yielding investment opportunities. Tables 4 and 6 present the components of the Corporation's average deposits. Note 8 to the consolidated financial statements presents the maturities of interest-bearing deposits at December 31, 1998.

     Deposits were $24.9 billion at December 31, 1998 and averaged $23.6 billion for the year. This compares to period end and average deposits for 1997 of $22.9 billion and $22.2 billion, respectively. The increase in deposits in 1998 was due primarily to the Florida Branch Purchase in which the Corporation acquired 26 branches and assumed deposit liabilities of approximately $1.4 billion.

     The composition of average deposits over the last three years was as follows:

                               1998   1997   1996
                               ----   ----   ----
Noninterest-bearing deposits    15%    15%    14%
Money market deposits           13     13     14
Savings deposits                19     19     19
Other time deposits             41     42     43
Certificates of deposit of
  $100,000 and over             12     11     10

CAPITAL AND DIVIDENDS

     Shareholders' equity increased 3.8% in 1998 to $3.0 billion, or 9.42% of total assets. This compares to shareholders' equity of $2.9 billion, or 9.59% of total assets at December 31, 1997. Union Planters has consistently maintained regulatory capital ratios above the "well capitalized" standard. Table 13, the consolidated statement of changes in shareholders' equity, and Note 12 to the consolidated financial statements present further information regarding the Corporation's capital adequacy and changes in shareholders' equity.

     The Corporation and its subsidiaries must comply with the capital guidelines established by the regulatory agencies that supervise their operations. These agencies have adopted a system to monitor the capital adequacy of all insured financial institutions. The system includes ratios based on the risk-weighting of on- and off-balance-sheet transactions. At December 31, 1998 the Corporation's Tier 1 and Total risk-weighted capital ratios were 13.34% and 16.78%, respectively. The leverage ratio (Tier 1 capital divided by unweighted average quarterly total assets) was 8.86%. These ratios decreased from December 31, 1997, due primarily to the Florida Branch Purchase which increased total assets approximately $1.4 billion with no capital being issued. Also, the intangibles resulting from this purchase and the other purchase acquisitions completed in 1998 are deducted from Tier 1 capital, which in turn reduces the ratios. This purchase, the acquisitions completed subsequent to December 31, 1998, and the pending acquisition of Republic will employ the Corporation's excess capital, which is expected to improve overall profitability returns.

     The increase in the total risk-weighted capital ratio resulted from UPB's issuance of $300 million of 6.50% Putable/Callable Subordinated notes due 2018, which qualified as Tier 2 capital. All of the Corporation's banking subsidiaries met the regulatory requirements for "well capitalized" at December 31, 1998.

     The Corporation declared cash dividends on its common stock of $2.00 per share in 1998, an increase of 34% over the 1997 amount of $1.495 per share. In January 1999, a regular quarterly dividend was declared, $.50 per share ($2.00 per share annualized). The Corporation also declared and paid cash dividends on its 8% Series E Convertible Preferred Stock of $2.00 per share in both 1998 and 1997. Management's goal is to maintain a dividend pay-out ratio in the range of 40% to 60% of net earnings.

     The primary sources for payment of dividends by the Corporation to its shareholders are dividends received from its subsidiaries, interest on loans to subsidiaries, and interest on its available for sale investment securities. Payment of dividends by the Corporation's banking subsidiaries is subject to various statutory limitations which are described in Note 12 to the consolidated financial statements. Reference is made to the "Liquidity" discussion for additional information regarding the parent company's liquidity.

MARKET RISK AND ASSET/LIABILITY MANAGEMENT

     The Corporation's assets and liabilities are principally financial in nature and the resulting earnings thereon, primarily net interest income, are subject to change as a result of changes in market interest rates and the mix of the various assets and liabilities. Interest rates in the financial markets affect the Corporation's decisions on pricing its assets and liabilities which impacts net interest income, the Corporation's primary cash flow stream. As a result, a substantial part of the Corporation's risk-management activities are devoted to managing interest-rate risk. Currently, the Corporation does not have any significant risks related to foreign exchange, commodities or equity risk exposures.

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

     The Corporation, on a limited basis, has used off-balance-sheet financial instruments to manage interest-rate risk. At December 31, 1998 and 1997, the Corporation had a limited number of such instruments, primarily those used in its mortgage operations to hedge loans held for sale.

     The Corporation's Funds Management Committee oversees the conduct of global asset/liability and interest-rate risk management. The Committee reviews the asset/liability structure and interest-rate risk reports on a quarterly basis.

     The Corporation uses interest-rate sensitivity analysis (GAP analysis) to monitor the amounts and timing of balances exposed to changes in interest rates, as shown in Table 11. The analysis presented in Table 11 has been made at a point in time and could change significantly on a daily basis.

     In addition to GAP analysis, the Corporation uses other methods such as simulation analysis in evaluating interest-rate risk. The key assumptions used in simulation analysis include the following:

     - prepayment rates on mortgage related assets

     - cash flow and maturities of financial instruments held for purposes other than trading

     - changes in volumes and pricing

     - deposit sensitivity

     - management's capital plans

     The assumptions are inherently uncertain and, as a result, the simulation cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes and changes in market conditions and management strategies.

     At December 31, 1998, the GAP analysis indicated that the Corporation was asset sensitive with $693 million more assets than liabilities repricing within one year. At 2% of total assets, this position is within management's policy not to exceed 10% of total assets.

     Balance sheet simulation analysis was conducted at year end to determine the impact on net interest income for the coming twelve months under several interest-rate scenarios. One such scenario uses rates at December 31, 1998, and holds the rates and volumes constant for simulation. When this position is subjected to immediate and parallel shifts in interest rates ("rate shock") of 200 basis points rising and 200 basis points falling, the annual impact on the Corporation's net interest income is a negative $2.0 million and a negative $24.5 million pretax, respectively. Another simulation using a "most likely" scenario of interest rates remaining level for the next twelve months results in a $7.9 million pretax increase in net interest income from the constant rate/volume projection. These scenarios are within the Corporation's policy limit of 5% of shareholders' equity.

     Prior year comparative GAP analysis and rate simulation have not been presented because management does not believe the information would be meaningful. With the number of acquisitions completed in 1998, the prior year data would not be comparable due to the differences in strategy employed by the institutions prior to being acquired by the Corporation. Once acquired, the institution's asset/liability strategy is changed to be consistent with Union Planters. Also impacting the comparability of data between 1997 and 1998 is the consolidation of a majority of the Corporation's banking subsidiaries into one bank which changed the structure of the balance sheet.

     LIQUIDITY. Liquidity for the Corporation is its ability to meet cash requirements for deposit withdrawals, to make new loans and satisfy loan commitments, to take advantage of attractive investment opportunities, and to repay borrowings when they mature. As discussed previously, the Corporation's primary sources of liquidity are its deposit base, available for sale securities, and money-market investments. Liquidity is also achieved through short-term borrowings, borrowing under available lines of credit, and issuance of securities and debt instruments in the financial markets.

     Note 9 to the consolidated financial statements presents information regarding the various types of borrowings the Corporation uses to provide liquidity. In December 1998, Union Planters Bank enhanced its existing Bank Note Program to provide access to additional funding. The Bank Note Program was increased from $1 billion to $5 billion and it now provides for issuance of senior notes as well as subordinated bank notes.

     Parent company liquidity is achieved and maintained by dividends received from subsidiaries, interest on advances to subsidiaries, and interest on the available for sale investment securities portfolio. At December 31, 1998, the parent company had cash and cash equivalents totaling $315.6 million. The parent company's net working capital position at December 31, 1998 was $358.2 million.

     At January 1, 1999, the parent company could have received dividends from subsidiaries of $193 million without prior regulatory approval. The payment of additional dividends by the Corporation's subsidiaries will be dependent on the future earnings of the subsidiaries. Management believes that the parent company has adequate liquidity to meet its cash needs, including the payment of its regular dividends, servicing of its debt, and cash needed for acquisitions.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The disclosures regarding the fair value of financial instruments are included in Note 19 to the consolidated financial statements along with a summary of the methods and assumptions used by the Corporation in determining fair value. The differences between the fair values and book values were primarily caused by differences between contractual and market interest rates at the respective year ends. Fluctuations in the fair values will occur from period to period due to changes in the composition of the balance sheet and changes in market interest rates.

FOURTH QUARTERS RESULTS

     Net earnings for the fourth quarter of 1998 were $27.6 million, or $.19 per diluted share, compared to $40.1 million, or $.29 per diluted share in the fourth quarter of 1997. Table 14 presents selected quarterly financial data for 1998 and 1997. The significant items impacting results for both years were merger-related and other significant charges and the provision for losses on loans, partially offset by gains from the sale of assets.

     The significant items impacting fourth quarter results in 1998 and 1997 are as follows:

                                                                THREE MONTHS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                               1998           1997
                                                              -------        -------
                                                              (DOLLARS IN MILLIONS)
Gross gains on sale of assets, including investment
  securities gains..........................................  $ 80.0         $   .3
Merger-related charges and charges related to previously
  acquired banks............................................   (61.6)         (42.7)
Charter consolidation expenses and other charges related to
  ongoing integration of operations.........................    (8.9)         (16.6)
Charges related to employee benefit plan changes............   (11.1)            --
Other charges, net..........................................   (15.9)            --
                                                              ------         ------
         Total..............................................  $(17.5)        $(59.0)
                                                              ======         ======

     Net interest income on a taxable-equivalent basis was $306.7 million for the fourth quarter of 1998 compared to $314.2 million for the same period in 1997. The net interest margin was 4.24% in 1998 compared to 4.55% in 1997. The decrease in net interest income related to the sale of the credit card portfolio, to declining interest rates, and to earning assets repricing more rapidly than interest-bearing liabilities.

     The provision for losses on loans was $76.6 million for the fourth quarter of 1998 compared to $47.0 million in 1997. Most of the increase related to two asset-based loans that deteriorated during the quarter. Institutions acquired during the year had higher provisions as they provided for losses related to Union Planters more aggressive policy of dealing with problem credits. (See the "Provision for Losses on Loans" discussion above.)

     Noninterest income increased $76.4 million to $197.8 million for the fourth quarter of 1998. The increase related to the sale of Union Planters' credit card portfolio which resulted in a gross gain of $72.7 million. Also increasing noninterest income were investment securities gains of $6.0 million which related to gains on equity securities contributed to a charitable foundation, and gains on sale of branches and deposits of $1.3 million. Noninterest expenses were impacted primarily by merger-related and other significant charges and the changes related to employee benefit plans identified above. The other charges in the table above included contribution expense of $7.6 million and a loss on the sale of loans of $3.2 million.

YEAR 2000

     In February 1997, Union Planters initiated the formal process of addressing the potential problems associated with the Year 2000. The process involved identifying and remediating date recognition problems in computer systems and software and other equipment that could be caused by the date change from December 31, 1999 to January 1, 2000 and beyond. The Corporation's project reviewed both potential internal and external problems. The potential problem could affect a wide variety of automated systems such as mainframe applications, personal computers, communication systems, public utilities, and other information systems routinely used in all industries.

     A senior-level committee, which reports periodically to the Board of Directors, was formed to oversee the project and a separate department was formed to coordinate the Corporation's efforts. A respected outside consulting firm was also engaged to provide support to the Corporation's efforts. The Corporation's efforts are being conducted in accordance with Federal Financial Institutions Examination Council (FFIEC) guidelines. The Federal Reserve and OCC, which are Union Planters primary regulators, include a review of the risk assessment and contingency plans in their quarterly examination of Union Planters Year 2000 preparedness.

     Management has completed its assessment of business processes that could be affected by the Year 2000. The assessment involved a complete inventory of Union Planters' information technology structure related to the main computer system operations, interfaces, ancillary computer hardware and software, and the involvement of third parties. The assessment covered all electronic devices used by the Corporation that may be affected by the change in date to the Year 2000.

     A summary of the critical dates for completion of various aspects of the Corporation's process and their status as of March 10, 1999 follows:

     - September 30, 1997 -- Identify mission critical applications and prepare action plans for Year 2000 compliance (Complete)

     - June 30, 1998 -- Develop written testing strategies and plans (Complete)

     - September 1, 1998 -- Commence testing of internal mission critical systems, including those programmed in-house and purchased software (Complete)

     - September 30, 1998 -- Begin development of Year 2000 Business Resumption Plan (Complete)

     - December 31, 1998 -- In-house code enhancements and revisions, hardware upgrades, and other associated changes are substantially complete. For mission critical applications, programming changes should be largely complete and testing well underway (99% complete)

     - March 31, 1999 -- Third-party vendor testing of mission critical systems should be substantially complete (95% complete)

     - June 30, 1999 -- Testing of mission critical systems should be complete and implementation should be substantially complete (95% complete)

     - June 30, 1999 -- Year 2000 Business Resumption Plan should be complete (80% complete)

     As of March 10, 1999, 95% of all required unit-specific testing of the Corporation's several systems had been completed (including systems of pending and newly acquired institutions) and each system was found to be Year 2000 compliant. All new acquisitions are scheduled for conversion to Union Planters standard hardware and software systems, generally within six months of acquisition. As a contingency to the conversion, the institution is required to continue its date-forward testing and Union Planters also includes them in its existing plans for compliance. All financial institutions are required to be compliant by June 30, 1999, and the Corporation will not enter into an agreement to acquire an institution if the FFIEC guidelines cannot be met as required. All pending or newly acquired acquisitions are expected to be compliant by June 30, 1999. Integration testing of the communication links that permit the systems to interface with one another is 75% complete.

     The Corporation uses a vendor-provided system as its "core" banking applications software to process data pertaining to its demand deposits, savings accounts, CDs and other deposits; certain loans; and like items. This core system was certified Year 2000 compliant in April 1998, has been successfully tested, and the Corporation is now operating on the Year 2000 compliant system.

     Notwithstanding the foregoing, the Corporation continues to bear some risk arising from the advent of the Year 2000. There are three major risks that could result in a material adverse impact to the Corporation. First, the inability of the Corporation's systems to process data and information; inability to complete transactions; failure of time locks and security systems; inability to meet customers demands for currency; and the inability to process electronic transactions for the Corporation and its customers. Management believes this scenario to be unlikely. The second major risk is that one of the planned conversions of a subsidiary bank to the Corporation's system would be incomplete and that entity would not be Year 2000 compliant. The Corporation has, as of March 10, 1999, 12 acquired entities operating on their own systems that are scheduled to be converted to the Corporation's systems in 1999 (total assets of approximately $4.3 billion). Management believes the planned conversion schedule will be met and contingency plans have been developed, including ensuring Year 2000 compliance on the entity's existing systems. The last major risk category deals with risks associated with external parties including a shutdown of voice and data communication systems due to failure by systems, satellites or telephone companies; excessive cash withdrawal activities; ATM failures; cash courier delays or non-availability; problems with international accounts or offices, including inaccurate or delayed information or inaccessibility to data; and government facilities or utility companies not opening or operating.

     The Corporation is developing business resumption contingency plans (80% complete) in three broad categories. The first set of contingency plans, which has been completed, is for all critical applications that are not currently Year 2000 compliant and tested, even though it is expected that these applications will be compliant on schedule. The second set of contingency plans will address any Year 2000 related failures of critical applications after they have been fully tested and put into production. Although there is a low probability that a fully compliant and tested application will have a Year 2000 related failure, it is deemed prudent to have a contingency plan in place. The third and final set of contingency plans will address other disruptions, some of which are beyond the control of the Corporation. Some examples would be disruption of utilities such as power, water, or telecommunications. Also included in this category would be any major hardware failures that would require processing to be moved to a disaster recovery alternate site. The Corporation's Business Resumption Plan does cover most of the potential disruptions in this category, and the appropriate sections from that plan will be incorporated into the Year 2000 contingency plan.

     With a view to identifying and minimizing the Year 2000 risks related to the Corporation's loan customers, an evaluation of the Year 2000 preparedness of the Corporation's major customers was conducted. Credit relationships were reviewed based on their size and were assigned a risk assessment code of low, medium or high risk. As of December 31, 1998, 64% of the credit relationships had been rated, with 24% being medium risk relationships and 1% identified as high risk relationships. An additional 10% of the portfolio is scheduled to be rated, of which 74% are relationships under $500,000, 22% are relationships of $500,000 to $2 million and 4% are relationships over $2 million. If loan customers are not prepared for Year 2000 and their operations are adversely impacted, their ability to meet their obligations to the Corporation will be impacted which could have an adverse impact on the Corporation.

     The Corporation's acquisition strategy will be impacted by Year 2000. Only institutions that are Year 2000 compliant, or expected to be compliant, will be acquired in 1999 since it is unlikely there will be sufficient time to convert the institutions to Union Planters' systems before Year 2000. Banking organizations whose Year 2000 readiness is in less than satisfactory condition are undergoing special scrutiny with acquisitions requiring regulatory approval, and may not be eligible to use expedited application procedures for acquisition transactions.

     The total cost of the Year 2000 project is estimated to be $750,000 to achieve Year 2000 compliance with respect to its data processing systems, approximately 70% of which has been expended. The total cost does not include the cost of internal personnel time working on the project since these costs are not tracked separately. Also, the costs do not include an estimated $3.8 million of costs of computer hardware scheduled to be replaced in the normal course of business.

                   TABLE 1.  SUMMARY OF CONSOLIDATED RESULTS

                                                                YEARS ENDED DECEMBER 31,
                                            -----------------------------------------------------------------
                                               1998          1997          1996          1995         1994
                                            -----------   -----------   -----------   ----------   ----------
                                                                 (DOLLARS IN THOUSANDS)
Interest income...........................  $ 2,314,381   $ 2,264,485   $ 2,126,230   $1,908,150   $1,597,866
Interest expense..........................   (1,107,148)   (1,064,586)   (1,011,241)    (897,649)    (654,258)
                                            -----------   -----------   -----------   ----------   ----------
         NET INTEREST INCOME..............    1,207,233     1,199,899     1,114,989    1,010,501      943,608
PROVISION FOR LOSSES ON LOANS.............     (204,056)     (153,100)      (86,381)     (50,696)     (25,007)
                                            -----------   -----------   -----------   ----------   ----------
         NET INTEREST INCOME AFTER
           PROVISION FOR LOSSES ON
           LOANS..........................    1,003,177     1,046,799     1,028,608      959,805      918,601
NONINTEREST INCOME
  Service charges on deposit accounts.....      156,445       157,256       152,942      145,343      121,889
  Mortgage servicing income...............       60,478        58,972        64,713       57,176       53,687
  Bank card income........................       38,562        39,497        31,866       27,234       16,611
  Factoring commissions...................       30,630        30,140        26,066       19,519       17,371
  Trust service income....................       24,116        24,029        20,351       18,937       19,184
  Profits and commissions from trading....        5,402         7,323         5,768       12,364        5,073
  Other income............................      159,562       132,356        89,348       88,474       76,647
                                            -----------   -----------   -----------   ----------   ----------
         Total noninterest income.........      475,195       449,573       391,054      369,047      310,462
                                            -----------   -----------   -----------   ----------   ----------
NONINTEREST EXPENSE
  Salaries and employee benefits..........      468,675       440,511       413,640      393,818      388,102
  Net occupancy expense...................       75,974        74,750        75,331       71,899       68,456
  Equipment expense.......................       72,718        62,736        60,531       56,620       51,609
  Other expense...........................      374,252       354,572       315,907      326,931      318,737
                                            -----------   -----------   -----------   ----------   ----------
         Total noninterest expense........      991,619       932,569       865,409      849,268      826,904
                                            -----------   -----------   -----------   ----------   ----------
         EARNINGS BEFORE OTHER OPERATING
           ITEMS AND INCOME TAXES.........      486,753       563,803       554,253      479,584      402,159
MERGER-RELATED CHARGES AND OTHER
  SIGNIFICANT ITEMS
  Net gain on sale of the credit card
    portfolio.............................       70,100            --            --           --           --
  Gain on securitization and sale of
    loans.................................       19,605            --            --           --           --
  Net gain (loss) on sales of branches and
    other selected assets.................        6,345        16,290         7,511        1,925          (15)
  Investment securities gains (losses)....       (9,074)        4,888         4,934        2,288      (21,398)
  Merger-related expenses, net............     (165,263)      (48,112)      (52,786)     (12,114)     (15,123)
  Charter consolidation and other charges
    related to ongoing integration of
    operations............................      (16,990)      (16,742)           --           --           --
  Expenses related to employee benefit
    plan changes..........................      (11,090)           --            --           --           --
  Contribution of equity securities to a
    charitable foundation.................       (7,609)           --            --           --           --
  Restructuring charges...................           --            --            --           --      (28,929)
  Consumer loan marketing program
    expenses..............................           --            --            --           --      (14,446)
  Special regulatory assessment to
    recapitalize the SAIF.................           --            --       (30,044)          --           --
  Write-off of mortgage servicing rights,
    goodwill, and other intangibles.......       (1,800)       (2,778)      (19,579)          --           --
  Additional provisions for losses on
    FHA/VA foreclosure claims of acquired
    entity................................           --            --       (19,800)          --           --
  Other, net..............................          945        (1,500)        1,268         (146)       2,192
                                            -----------   -----------   -----------   ----------   ----------
         EARNINGS BEFORE INCOME TAXES.....      371,922       515,849       445,757      471,537      324,440
Applicable income taxes...................      146,316       176,014       153,055      156,718      103,193
                                            -----------   -----------   -----------   ----------   ----------
         NET EARNINGS.....................  $   225,606   $   339,835   $   292,702   $  314,819   $  221,247
                                            ===========   ===========   ===========   ==========   ==========

Net earnings..............................  $   225,606   $   339,835   $   292,702   $  314,819   $  221,247
Merger-related charges and other
  significant items, net of taxes.........       98,971        32,241        71,607        5,311       51,295
Goodwill and other intangibles
  amortization, net of taxes..............       27,289        20,400        16,924       16,373       16,313
                                            -----------   -----------   -----------   ----------   ----------
EARNINGS BEFORE MERGER-RELATED CHARGES,
  OTHER SIGNIFICANT ITEMS, AND GOODWILL
  AND OTHER INTANGIBLES AMORTIZATION, NET
  OF TAXES................................  $   351,866   $   392,476   $   381,233   $  336,503   $  288,855
                                            ===========   ===========   ===========   ==========   ==========

              TABLE 2.  CONTRIBUTION TO DILUTED EARNINGS PER SHARE

                                                                     YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------------------
                                                         1998       1997       1996       1995       1994
                                                       --------   --------   --------   --------   --------
Net interest income -- FTE...........................  $   8.72   $   8.89   $   8.58   $   8.18   $   7.83
Provision for losses on loans........................     (1.43)     (1.11)     (0.65)     (0.40)     (0.20)
                                                       --------   --------   --------   --------   --------
         NET INTEREST INCOME AFTER PROVISION FOR
           LOSSES ON LOANS -- FTE....................      7.29       7.78       7.93       7.78       7.63
NONINTEREST INCOME
  Service charges on deposit accounts................      1.10       1.14       1.15       1.14       0.98
  Mortgage servicing income..........................      0.42       0.43       0.48       0.45       0.43
  Bank card income...................................      0.27       0.29       0.24       0.21       0.13
  Factoring commissions..............................      0.21       0.22       0.20       0.15       0.14
  Trust service income...............................      0.17       0.17       0.16       0.15       0.15
  Profits and commissions from trading activities....      0.04       0.05       0.04       0.10       0.04
  Investment securities gains (losses)...............     (0.06)      0.04       0.04       0.02      (0.17)
  Other income.......................................      1.84       1.08       0.73       0.71       0.64
                                                       --------   --------   --------   --------   --------
         Total noninterest income....................      3.99       3.42       3.04       2.93       2.34
                                                       --------   --------   --------   --------   --------
NONINTEREST EXPENSE
  Salaries and employee benefits.....................      3.36       3.19       3.10       3.09       3.11
  Net occupancy expense..............................      0.53       0.54       0.56       0.56       0.55
  Equipment expense..................................      0.51       0.45       0.45       0.44       0.44
  Other expense......................................      4.01       3.07       3.28       2.67       3.00
                                                       --------   --------   --------   --------   --------
         Total noninterest expense...................      8.41       7.25       7.39       6.76       7.10
                                                       --------   --------   --------   --------   --------
         EARNINGS BEFORE INCOME TAXES -- FTE.........      2.87       3.95       3.58       3.95       2.87
Applicable income taxes -- FTE.......................      1.29       1.48       1.37       1.47       1.09
                                                       --------   --------   --------   --------   --------
         NET EARNINGS................................      1.58       2.47       2.21       2.48       1.78
Less preferred stock dividends.......................        --         --         --      (0.01)     (0.02)
                                                       --------   --------   --------   --------   --------
         DILUTED EARNINGS PER SHARE..................  $   1.58   $   2.47   $   2.21   $   2.47   $   1.76
                                                       ========   ========   ========   ========   ========
Change in net earnings applicable to diluted earnings
  per share using previous year average shares
  outstanding........................................  $  (0.84)  $   0.35   $  (0.14)  $   0.76   $  (0.00)
Change in average shares outstanding.................     (0.05)     (0.09)     (0.12)     (0.05)     (0.32)
                                                       --------   --------   --------   --------   --------
    Change in net earnings...........................  $  (0.89)  $   0.26   $  (0.26)  $   0.71   $  (0.32)
                                                       ========   ========   ========   ========   ========
AVERAGE DILUTED SHARES (IN THOUSANDS)................   142,693    138,220    133,452    127,416    124,730
                                                       ========   ========   ========   ========   ========

---------------

FTE -- Fully taxable-equivalent

                 TABLE 3.  BALANCE SHEET IMPACT OF ACQUISITIONS

                                                     1998
                         -------------------------------------------------------------      1997         1996
                           MAGNA       PEOPLES      AMBANC      OTHERS        TOTAL        TOTAL        TOTAL
                         ----------   ----------   --------   ----------   -----------   ----------   ----------
                                                         (DOLLARS IN THOUSANDS)
ASSETS
  Interest-bearing
    deposits at
    financial
    institutions.......  $       22   $      569   $    216   $    7,397   $     8,204   $   41,573   $    2,781
  Loans, net of
    unearned income....   4,500,786    1,109,384    566,654    2,214,560     8,391,384    2,651,579    2,735,487
  Allowance for losses
    on loans...........     (64,669)     (16,265)    (8,291)     (42,346)     (131,571)     (49,797)     (38,124)
                         ----------   ----------   --------   ----------   -----------   ----------   ----------
         Net loans.....   4,436,117    1,093,119    558,363    2,172,214     8,259,813    2,601,782    2,697,363
  Investment
    securities.........   2,544,718      249,203    100,193      772,632     3,666,746      395,550    1,048,886
  Intangible assets....     166,842       11,459      2,263      146,261       326,825       15,274       62,341
  Cash and cash
    equivalents........     241,845       35,891     49,321    1,593,556     1,920,613      338,978      110,430
  Other real estate,
    net................       1,641          646        702        7,151        10,140       11,990        2,484
  Premises and
    equipment..........     117,339       19,818     11,657       64,377       213,191       64,734       39,306
  Other assets.........     174,772       16,761     17,321       62,575       271,429      122,418      259,954
                         ----------   ----------   --------   ----------   -----------   ----------   ----------
         TOTAL
           ASSETS......  $7,683,296   $1,427,466   $740,036   $4,826,163   $14,676,961   $3,592,299   $4,223,545
                         ==========   ==========   ========   ==========   ===========   ==========   ==========
LIABILITIES
  Deposits.............  $5,796,507   $1,193,172   $626,989   $4,226,383   $11,843,051   $2,392,854   $2,408,296
  Other
    interest-bearing
    liabilities........   1,186,998       71,774     26,345      172,354     1,457,471      571,774    1,403,195
  Other liabilities....      56,904       11,318     11,580       59,781       139,583      327,940       82,074
                         ----------   ----------   --------   ----------   -----------   ----------   ----------
         TOTAL
          LIABILITIES..  $7,040,409   $1,276,264   $664,914   $4,458,518   $13,440,105   $3,292,568   $3,893,565
                         ==========   ==========   ========   ==========   ===========   ==========   ==========
PURCHASE PRICE/CAPITAL
 CONTRIBUTION/EQUITY...  $  642,887   $  151,202   $ 75,122   $  367,645   $ 1,236,856   $  299,731   $  329,980
                         ==========   ==========   ========   ==========   ===========   ==========   ==========

           TABLE 4.  AVERAGE BALANCE SHEET AND AVERAGE INTEREST RATES

                                                        YEARS ENDED DECEMBER 31,
                                 -----------------------------------------------------------------------
                                                1998                                 1997
                                 ----------------------------------   ----------------------------------
                                                INTEREST      FTE                    INTEREST      FTE
                                   AVERAGE      INCOME/     YIELD/      AVERAGE      INCOME/     YIELD/
                                   BALANCE      EXPENSE      RATE       BALANCE      EXPENSE      RATE
                                 -----------   ----------   -------   -----------   ----------   -------
                                                         (DOLLARS IN THOUSANDS)
ASSETS
 Interest-bearing deposits at
   financial institutions......  $    36,131   $    1,807    5.00%    $    63,671   $    3,207    5.04%
 Federal funds sold and
   securities purchased under
   agreements to resell........      327,630       18,823    5.75         340,231       19,149    5.63
 Trading account assets........      223,122       14,197    6.36         204,765       14,956    7.30
 Investment securities(1)(2)
   Taxable securities..........    6,102,670      373,934    6.13       5,336,847      348,247    6.53
   Tax-exempt securities.......    1,114,510       90,352    8.11         937,539       76,733    8.18
                                 -----------   ----------             -----------   ----------
       Total investment
         securities............    7,217,180      464,286    6.43       6,274,386      424,980    6.77
 Loans, net of unearned
   income(1)(3)(4).............   20,498,773    1,852,569    9.04      19,992,626    1,830,965    9.16
                                 -----------   ----------             -----------   ----------
       TOTAL EARNING
         ASSETS(1)(2)(3)(4)....   28,302,836    2,351,682    8.31      26,875,679    2,293,257    8.53
 Cash and due from banks.......      951,819                              926,586
 Premises and equipment........      544,024                              514,306
 Allowance for losses on
   loans.......................     (334,304)                            (284,131)
 Other assets..................    1,279,951                            1,156,365
                                 -----------                          -----------
       TOTAL ASSETS............  $30,744,326                          $29,188,805
                                 ===========                          ===========
LIABILITIES AND SHAREHOLDERS'
 EQUITY
 Money market accounts.........  $ 3,128,028   $  122,081    3.90%    $ 2,908,405   $  106,066    3.65%
 Savings deposits..............    4,524,807       96,061    2.12       4,201,403       97,825    2.33
 Certificates of deposit of
   $100,000 and over...........    2,810,295      163,415    5.81       2,545,210      145,357    5.71
 Other time deposits...........    9,525,197      514,505    5.40       9,239,875      504,673    5.46
 Short-term borrowings.........    1,516,496       79,415    5.24       1,607,145       81,780    5.09
 Short-term bank notes.........           --           --      --         119,493        6,973    5.84
 Long-term debt
   Federal Home Loan Bank
     advances..................      907,689       47,979    5.29       1,011,275       60,972    6.03
   Subordinated capital
     notes.....................      419,789       28,249    6.73         197,569       14,229    7.20
   Medium-term bank notes......      123,986        8,252    6.66         135,000        8,943    6.62
   Trust Preferred
     Securities................      198,991       16,511    8.30         198,956       16,511    8.30
   Other.......................      352,541       30,680    8.70         272,511       21,257    7.80
                                 -----------   ----------             -----------   ----------
       TOTAL INTEREST-BEARING
         LIABILITIES...........   23,507,819    1,107,148    4.71      22,436,842    1,064,586    4.74
Noninterest-bearing demand
 deposits......................    3,594,978           --               3,328,821           --
                                 -----------   ----------             -----------   ----------
       TOTAL SOURCES OF
         FUNDS.................   27,102,797    1,107,148              25,765,663    1,064,586
Other liabilities..............      709,826                              667,933
Shareholders' equity
 Preferred stock...............       32,331                               66,188
 Common equity.................    2,899,372                            2,689,021
                                 -----------                          -----------
       TOTAL SHAREHOLDERS'
         EQUITY................    2,931,703                            2,755,209
                                 -----------                          -----------
       TOTAL LIABILITIES AND
         SHAREHOLDERS'
         EQUITY................  $30,744,326                          $29,188,805
                                 ===========                          ===========
NET INTEREST INCOME(1).........                $1,244,534                           $1,228,671
                                               ==========                           ==========
INTEREST RATE SPREAD(1)........                              3.60%                                3.79%
                                                             ====                                 ====
NET INTEREST MARGIN(1).........                              4.40%                                4.57%
                                                             ====                                 ====
TAXABLE-EQUIVALENT ADJUSTMENTS
 Loans.........................                $   10,144                           $    5,160
 Investment securities.........                    27,157                               23,612
                                               ----------                           ----------
       Total...................                $   37,301                           $   28,772
                                               ==========                           ==========

                                      YEARS ENDED DECEMBER 31,
                                 ----------------------------------
                                                1996
                                 ----------------------------------
                                                INTEREST      FTE
                                   AVERAGE      INCOME/     YIELD/
                                   BALANCE      EXPENSE      RATE
                                 -----------   ----------   -------
                                       (DOLLARS IN THOUSANDS)
ASSETS
 Interest-bearing deposits at
   financial institutions......  $    38,727   $    2,278    5.88%
 Federal funds sold and
   securities purchased under
   agreements to resell........      455,552       24,702    5.42
 Trading account assets........      192,856       13,895    7.20
 Investment securities(1)(2)
   Taxable securities..........    6,119,315      395,777    6.47
   Tax-exempt securities.......      867,446       76,409    8.81
                                 -----------   ----------
       Total investment
         securities............    6,986,761      472,186    6.76
 Loans, net of unearned
   income(1)(3)(4).............   17,888,375    1,642,361    9.18
                                 -----------   ----------
       TOTAL EARNING
         ASSETS(1)(2)(3)(4)....   25,562,271    2,155,422    8.43
 Cash and due from banks.......      905,925
 Premises and equipment........      488,948
 Allowance for losses on
   loans.......................     (271,070)
 Other assets..................      924,189
                                 -----------
       TOTAL ASSETS............  $27,610,263
                                 ===========
LIABILITIES AND SHAREHOLDERS'
 EQUITY
 Money market accounts.........  $ 2,876,970   $   98,507    3.42%
 Savings deposits..............    3,980,936       94,497    2.37
 Certificates of deposit of
   $100,000 and over...........    2,123,133      121,775    5.74
 Other time deposits...........    8,977,580      495,801    5.52
 Short-term borrowings.........    1,818,811       95,362    5.24
 Short-term bank notes.........       88,361        5,136    5.81
 Long-term debt
   Federal Home Loan Bank
     advances..................    1,062,584       61,761    5.81
   Subordinated capital
     notes.....................      240,807       18,551    7.70
   Medium-term bank notes......       42,637        2,801    6.57
   Trust Preferred
     Securities................       10,871          872    8.02
   Other.......................      217,805       16,178    7.43
                                 -----------   ----------
       TOTAL INTEREST-BEARING
         LIABILITIES...........   21,440,495    1,011,241    4.72
Noninterest-bearing demand
 deposits......................    3,085,490           --
                                 -----------   ----------
       TOTAL SOURCES OF
         FUNDS.................   24,525,985    1,011,241
Other liabilities..............      666,365
Shareholders' equity
 Preferred stock...............       87,991
 Common equity.................    2,329,922
                                 -----------
       TOTAL SHAREHOLDERS'
         EQUITY................    2,417,913
                                 -----------
       TOTAL LIABILITIES AND
         SHAREHOLDERS'
         EQUITY................  $27,610,263
                                 ===========
NET INTEREST INCOME(1).........                $1,144,181
                                               ==========
INTEREST RATE SPREAD(1)........                              3.71%
                                                             ====
NET INTEREST MARGIN(1).........                              4.48%
                                                             ====
TAXABLE-EQUIVALENT ADJUSTMENTS
 Loans.........................                $    5,303
 Investment securities.........                    23,889
                                               ----------
       Total...................                $   29,192
                                               ==========

---------------

(1) Fully taxable-equivalent yields are calculated assuming a 35% Federal income tax rate.
(2) Yields are calculated on historical cost and exclude the impact of the unrealized gain (loss) on available for sale securities.
(3) Includes loan fees in both interest income and the calculation of the yield on loans.
(4) Includes loans on nonaccrual status.

                  TABLE 5.  ANALYSIS OF VOLUME AND RATE CHANGE

                                                  1998 VERSUS 1997                   1997 VERSUS 1996
                                          --------------------------------   ---------------------------------
                                          INCREASE (DECREASE)                INCREASE (DECREASE)
                                             DUE TO CHANGE                      DUE TO CHANGE
                                                IN:(1)                              IN:(1)
                                          -------------------     TOTAL      --------------------     TOTAL
                                          AVERAGE    AVERAGE     INCREASE     AVERAGE    AVERAGE     INCREASE
                                           VOLUME      RATE     (DECREASE)    VOLUME       RATE     (DECREASE)
                                          --------   --------   ----------   ---------   --------   ----------
                                                                 (DOLLARS IN THOUSANDS)
INTEREST INCOME
  Interest-bearing deposits at financial
    institutions........................  $ (1,377)  $    (23)   $(1,400)    $  1,294    $  (365)    $    929
  Federal funds sold and securities
    purchased under agreements to
    resell..............................      (719)       393       (326)      (6,460)       907       (5,553)
  Trading account assets................     1,270     (2,029)      (759)         868        193        1,061
  Investment securities -- FTE..........    61,454    (22,148)    39,306      (48,249)     1,043      (47,206)
  Loans, net of unearned
    income -- FTE.......................    45,952    (24,348)    21,604      192,722     (4,118)     188,604
                                          --------   --------    -------     --------    -------     --------
         TOTAL INTEREST INCOME -- FTE...   106,580    (48,155)    58,425      140,175     (2,340)     137,835
                                          --------   --------    -------     --------    -------     --------
INTEREST EXPENSE
  Money market accounts.................     8,300      7,715     16,015        1,086      6,473        7,559
  Savings deposits......................     7,221     (8,985)    (1,764)       5,159     (1,831)       3,328
  Certificates of deposit of $100,000
    and over............................    15,373      2,685     18,058       24,107       (525)      23,582
  Other time deposits...................    15,457     (5,625)     9,832       14,369     (5,497)       8,872
  Short-term borrowings.................   (10,978)     1,640     (9,338)      (9,328)    (2,417)     (11,745)
  Long-term debt........................    14,655     (4,896)     9,759       19,543      2,206       21,749
                                          --------   --------    -------     --------    -------     --------
         TOTAL INTEREST EXPENSE.........    50,028     (7,466)    42,562       54,936     (1,591)      53,345
                                          --------   --------    -------     --------    -------     --------
CHANGE IN NET INTEREST INCOME -- FTE....  $ 56,552   $(40,689)   $15,863     $ 85,239    $  (749)    $ 84,490
                                          ========   ========    =======     ========    =======     ========
PERCENTAGE INCREASE IN NET INTEREST
  INCOME (FTE) OVER PRIOR PERIOD........                            1.29%                                7.38%
                                                                 =======                             ========

---------------

FTE -- Fully taxable-equivalent
(1) The change due to both rate and volume has been allocated to change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.

                         TABLE 6.  AVERAGE DEPOSITS (1)

                                                               YEARS ENDED DECEMBER 31,
                                          -------------------------------------------------------------------
                                             1998          1997          1996          1995          1994
                                          -----------   -----------   -----------   -----------   -----------
                                                                (DOLLARS IN THOUSANDS)
Noninterest-bearing demand..............  $ 3,594,978   $ 3,328,821   $ 3,085,490   $ 2,900,790   $ 2,814,865
Money market(2).........................    3,128,028     2,908,405     2,876,970     2,674,304     2,929,287
Savings(3)..............................    4,524,807     4,201,403     3,980,936     3,901,681     4,081,390
Other time(4)...........................    9,525,197     9,239,875     8,977,580     8,445,621     7,626,517
                                          -----------   -----------   -----------   -----------   -----------
         TOTAL AVERAGE CORE DEPOSITS....   20,773,010    19,678,504    18,920,976    17,922,396    17,452,059
Certificates of deposit of $100,000 and
  over..................................    2,810,295     2,545,210     2,123,133     1,724,245     1,445,671
                                          -----------   -----------   -----------   -----------   -----------
         TOTAL AVERAGE DEPOSITS.........  $23,583,305   $22,223,714   $21,044,109   $19,646,641   $18,897,730
                                          ===========   ===========   ===========   ===========   ===========

---------------

(1) Table 4 presents the average rate paid on the above deposit categories for the three years in the period ended December 31, 1998.
(2) Includes money market savings accounts and super NOW accounts.
(3) Includes regular savings accounts, NOW accounts, and premium savings accounts.
(4) Includes certificates of deposit of less than $100,000, investment savings deposits, IRAs, and Holiday accounts.

                  TABLE 7.  COMPOSITION OF THE LOAN PORTFOLIO

                                                                     DECEMBER 31,
                                          -------------------------------------------------------------------
                                             1998          1997          1996          1995          1994
                                          -----------   -----------   -----------   -----------   -----------
                                                                (DOLLARS IN THOUSANDS)
Commercial, financial, and
  agricultural..........................  $ 3,543,925   $ 3,397,348   $ 3,078,268   $ 2,993,409   $ 2,797,533
Foreign.................................      197,120       208,081       145,483       127,623       115,316
Accounts receivable -- factoring........      615,952       579,067       452,522       319,487       247,135
Real estate -- construction.............    1,195,779     1,074,279       865,031       768,872       658,231
Real estate -- mortgage
  Secured by 1-4 family residential.....    5,647,520     5,704,490     5,531,747     5,183,332     5,015,674
  FHA/VA government-insured/guaranteed..      759,911     1,331,993     1,569,027     1,006,397       744,891
  Other mortgage........................    4,386,182     4,226,944     3,455,693     2,938,334     2,762,206
Home equity.............................      482,665       452,870       365,945       328,961       297,158
Consumer
  Credit cards and related plans........       96,091       617,113       700,584       490,919       346,235
  Other consumer........................    2,622,402     2,685,845     2,631,352     2,452,983     2,252,080
Direct lease financing..................       63,621        66,039        75,218        77,333        52,957
                                          -----------   -----------   -----------   -----------   -----------
         TOTAL LOANS....................   19,611,168    20,344,069    18,870,870    16,687,650    15,289,416
Less: Unearned income...................      (34,342)      (41,100)      (59,429)      (73,619)      (81,482)
                                          -----------   -----------   -----------   -----------   -----------
         TOTAL LOANS, NET OF UNEARNED
           INCOME.......................  $19,576,826   $20,302,969   $18,811,441   $16,614,031   $15,207,934
                                          ===========   ===========   ===========   ===========   ===========

 TABLE 8.  ALLOCATION OF THE ALLOWANCE FOR LOSSES ON LOANS BY CATEGORY OF LOANS
       AND THE PERCENTAGE OF LOANS BY CATEGORY TO TOTAL LOANS OUTSTANDING

                                                          DECEMBER 31,
                       -----------------------------------------------------------------------------------
                                1998                     1997                     1996              1995
                       ----------------------   ----------------------   ----------------------   --------
                                  PERCENTAGE               PERCENTAGE               PERCENTAGE
                                  OF LOANS TO              OF LOANS TO              OF LOANS TO
                        AMOUNT    TOTAL LOANS    AMOUNT    TOTAL LOANS    AMOUNT    TOTAL LOANS    AMOUNT
                       --------   -----------   --------   -----------   --------   -----------   --------
                                                     (DOLLARS IN THOUSANDS)
Commercial,
  financial, and
  agricultural.......  $ 86,275        22%      $ 77,618        21%      $ 59,372        21%      $ 69,236
Foreign..............     3,500         1          3,150         1          1,300         1          1,400
Real estate --
  construction.......    19,672         6         14,079         6         10,092         5         11,755
Real estate --
  mortgage...........   160,728        54        129,573        52        119,878        52        101,750
Consumer.............    50,043        17         99,129        20         78,806        21         69,767
Direct lease
  financing..........     1,258        --            925        --            991        --          1,195
                       --------       ---       --------       ---       --------       ---       --------
      Total..........  $321,476       100%      $324,474       100%      $270,439       100%      $255,103
                       ========       ===       ========       ===       ========       ===       ========

                                   DECEMBER 31,
                       ------------------------------------
                          1995                1994
                       -----------   ----------------------
                       PERCENTAGE               PERCENTAGE
                       OF LOANS TO              OF LOANS TO
                       TOTAL LOANS    AMOUNT    TOTAL LOANS
                       -----------   --------   -----------
                              (DOLLARS IN THOUSANDS)
Commercial,
  financial, and
  agricultural.......       21%      $ 73,383        21%
Foreign..............        1            300         1
Real estate --
  construction.......        5          9,864         4
Real estate --
  mortgage...........       52        108,255        54
Consumer.............       21         56,148        20
Direct lease
  financing..........       --            532        --
                           ---       --------       ---
      Total..........      100%      $248,482       100%
                           ===       ========       ===

---------------

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

TABLE 9.  NONACCRUAL, RESTRUCTURED, AND PAST DUE LOANS AND FORECLOSED PROPERTIES

                                                                                  DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1998       1997       1996       1995       1994
                                                              --------   --------   --------   --------   --------
                                                                             (DOLLARS IN THOUSANDS)
Nonaccrual loans
  Domestic..................................................  $150,378   $138,800   $118,791   $106,601   $ 89,696
  Foreign...................................................        --         96         96      2,072        334
Restructured loans..........................................     5,612     15,250     17,097     14,656     20,289
                                                              --------   --------   --------   --------   --------
        TOTAL NONPERFORMING LOANS...........................   155,990    154,146    135,984    123,329    110,319
                                                              --------   --------   --------   --------   --------
Foreclosed properties
  Other real estate, net....................................    23,937     31,914     40,680     35,598     46,015
  Other foreclosed properties...............................     2,670      5,062      2,167      2,823        693
                                                              --------   --------   --------   --------   --------
        TOTAL FORECLOSED PROPERTIES.........................    26,607     36,976     42,847     38,421     46,708
                                                              --------   --------   --------   --------   --------
        TOTAL NONPERFORMING ASSETS..........................  $182,597   $191,122   $178,831   $161,750   $157,027
                                                              ========   ========   ========   ========   ========
LOANS PAST DUE 90 DAYS OR MORE AND STILL ACCRUING INTEREST
  Domestic..................................................  $ 48,626   $ 51,128   $ 45,467   $ 34,540   $ 22,633
  Foreign...................................................        --         --         --         --      1,500
                                                              --------   --------   --------   --------   --------
        TOTAL LOANS PAST DUE 90 DAYS OR MORE................  $ 48,626   $ 51,128   $ 45,467   $ 34,540   $ 24,133
                                                              ========   ========   ========   ========   ========
FHA/VA GOVERNMENT-INSURED/GUARANTEED LOANS
  Loans past due 90 days or more and still accruing
    interest................................................  $355,124   $517,124   $724,691   $558,038   $282,523
  Nonaccrual................................................     9,232     14,933         77        404         --

                    TABLE 10.  ALLOWANCE FOR LOSSES ON LOANS

                                                               YEARS ENDED DECEMBER 31,
                                          -------------------------------------------------------------------
                                             1998          1997          1996          1995          1994
                                          -----------   -----------   -----------   -----------   -----------
                                                                (DOLLARS IN THOUSANDS)
BALANCE AT BEGINNING OF PERIOD..........  $   324,474   $   270,439   $   255,103   $   248,482   $   239,502
LOANS CHARGED OFF
  Commercial, financial, and
    agricultural........................       65,815        41,881        24,045        21,540        16,794
  Foreign...............................        1,831            --         3,391           743         6,893
  Real estate -- construction...........        3,714           400           765           529           498
  Real estate -- mortgage...............       28,654        10,618        10,245        12,881        13,957
  Consumer..............................       64,435        35,425        30,081        20,196        14,539
  Credit cards and related plans........       50,723        52,177        30,542        15,082         3,659
  Direct lease financing................          125            30            48            52             6
                                          -----------   -----------   -----------   -----------   -----------
         Total charge-offs..............      215,297       140,531        99,117        71,023        56,346
                                          -----------   -----------   -----------   -----------   -----------
RECOVERIES ON LOANS PREVIOUSLY CHARGED
  OFF
  Commercial, financial, and
    agricultural........................        8,931         8,259         8,569         9,263        13,292
  Foreign...............................           20            10            --         1,632         1,523
  Real estate -- construction...........          310           546            64           557           939
  Real estate -- mortgage...............        5,825         3,620         3,555         4,449         5,212
  Consumer..............................        9,812         4,916         7,350         6,374         6,290
  Credit cards and related plans........        4,113         6,903         2,209         1,122           937
  Direct lease financing................            5            27             4            52           133
                                          -----------   -----------   -----------   -----------   -----------
         Total recoveries...............       29,016        24,281        21,751        23,449        28,326
                                          -----------   -----------   -----------   -----------   -----------
Net charge-offs.........................     (186,281)     (116,250)      (77,366)      (47,574)      (28,020)
Provisions charged to expense...........      204,056       153,100        86,381        50,696        25,007
Allowance related to the sale of certain
  loans.................................      (36,693)           --        (1,628)           --            --
Increase due to acquisitions............       15,920        17,185         7,949         3,499        11,993
                                          -----------   -----------   -----------   -----------   -----------
BALANCE AT END OF PERIOD................  $   321,476   $   324,474   $   270,439   $   255,103   $   248,482
                                          ===========   ===========   ===========   ===========   ===========
Total loans, net of unearned income, at
  end of period.........................  $19,576,826   $20,302,969   $18,811,441   $16,614,031   $15,207,934
Less: FHA/VA government-
  insured/guaranteed loans..............      759,911     1,331,993     1,569,027     1,006,397       744,891
                                          -----------   -----------   -----------   -----------   -----------
  LOANS USED TO CALCULATE RATIOS........  $18,816,915   $18,970,976   $17,242,414   $15,607,634   $14,463,043
                                          ===========   ===========   ===========   ===========   ===========
Average total loans, net of unearned
  income, during period.................  $20,498,773   $19,992,626   $17,888,375   $16,162,983   $13,956,994
Less: Average FHA/VA government-
  insured/guaranteed loans..............      958,921     1,500,120     1,300,065       881,082       603,181
                                          -----------   -----------   -----------   -----------   -----------
  AVERAGE LOANS USED TO CALCULATE
    RATIOS..............................  $19,539,852   $18,492,506   $16,588,310   $15,281,901   $13,353,813
                                          ===========   ===========   ===========   ===========   ===========
CREDIT QUALITY RATIOS(1)
  Allowance at end of period to loans,
    net of unearned income..............         1.71%         1.71%         1.57%         1.63%         1.72%
  Allowance at end of period to average
    loans, net of unearned income.......         1.65          1.75          1.63          1.67          1.86
  Allowance for losses on loans as a
    percentage of nonperforming loans...          206           210           199           207           225
  Net charge-offs to average loans, net
    of unearned income..................          .95           .63           .47           .31           .21
  Provision to average loans, net of
    unearned income.....................         1.04           .83           .52           .33           .19
  Nonperforming loans as a percentage of
    loans...............................          .83           .81           .79           .79           .76
  Nonperforming assets as a percentage
    of loans plus foreclosed
    properties..........................          .97          1.01          1.03          1.03          1.08
  Loans past due 90 days or more and
    still accruing interest as a
    percentage of loans.................          .26           .27           .26           .22           .17

---------------

(1) Ratio calculations exclude FHA/VA government-insured/guaranteed loans since they represent minimal credit risk to the Corporation. See the "Loans" discussion for additional information regarding the FHA/VA government-insured/guaranteed loans and Table 9 for the detail of nonperforming assets.

           TABLE 11.  RATE SENSITIVITY ANALYSIS AT DECEMBER 31, 1998

                                                     INTEREST-SENSITIVE WITHIN (1) (7)
                         -----------------------------------------------------------------------------------------
                          0-90    91-180    181-365    1-3      3-5      5-15      OVER     NONINTEREST-
                          DAYS     DAYS      DAYS     YEARS    YEARS    YEARS    15 YEARS     BEARING       TOTAL
                         ------   -------   -------   ------   ------   ------   --------   ------------   -------
                                                           (DOLLARS IN MILLIONS)
ASSETS
  Loans and
    leases(2)(3)(4)....  $7,401   $1,876    $3,155    $4,448   $1,806   $  617    $   17      $   291      $19,611
  Investment
    securities(5)(6)...   1,454      554     1,074     2,899    1,059      890       372           --        8,302
  Other earning
    assets.............     787       57        15         1       --       --        --           --          860
  Other assets.........      --       --        --        --       --       --        --        2,919        2,919
                         ------   ------    ------    ------   ------   ------    ------      -------      -------
         TOTAL
           ASSETS......  $9,642   $2,487    $4,244    $7,348   $2,865   $1,507    $  389      $ 3,210      $31,692
                         ======   ======    ======    ======   ======   ======    ======      =======      =======
SOURCES OF FUNDS
  Money market
    deposits(7)(8).....  $1,189   $   --    $1,189    $1,592   $   --   $   --    $   --      $    --      $ 3,970
  Other savings and
    time deposits......   4,064    2,018     2,776     3,421      296    1,538         4           --       14,117
  Certificates of
    deposit of $100,000
    and over...........     953      504       664       448       43        3        --           --        2,615
  Short-term
    borrowings.........   1,634        3        10         1       --       --        --           --        1,648
  Short and medium-
    term bank notes....      --       --        45        60       --       --        --           --          105
  Federal Home Loan
    Bank advances......     269       --         2         5        3        1        --           --          280
  Other long-term
    debt...............     358        1         1        13       80      100       501           --        1,054
  Noninterest-bearing
    deposits...........      --       --        --        --       --       --        --        4,194        4,194
  Other liabilities....      --       --        --        --       --       --        --          725          725
  Shareholders'
    equity.............      --       --        --        --       --       --        --        2,984        2,984
                         ------   ------    ------    ------   ------   ------    ------      -------      -------
         TOTAL SOURCES
           OF FUNDS....  $8,467   $2,526    $4,687    $5,540   $  422   $1,642    $  505      $ 7,903      $31,692
                         ======   ======    ======    ======   ======   ======    ======      =======      =======
INTEREST-RATE
  SENSITIVITY GAP......  $1,175   $  (39)   $ (443)   $1,808   $2,443   $ (135)   $ (116)     $(4,693)
CUMULATIVE
  INTEREST-RATE
  SENSITIVITY GAP(8)...   1,175    1,136       693     2,501    4,944    4,809     4,693           --
CUMULATIVE GAP AS A
  PERCENTAGE OF TOTAL
  ASSETS(8)............       4%       4%        2%        8%      16%      15%       15%          --%

---------------

MANAGEMENT HAS MADE THE FOLLOWING ASSUMPTIONS IN PRESENTING THE ABOVE ANALYSIS:
(1) Assets and liabilities are generally scheduled according to their earliest repricing dates regardless of their contractual maturities.
(2) Nonaccrual loans and accounts receivable-factoring are included in the noninterest-bearing category.
(3) Fixed-rate mortgage loan maturities are estimated based on the currently prevailing principal prepayment patterns of comparable mortgage-backed securities.
(4) Delinquent FHA/VA loans are scheduled based on foreclosure and repayment patterns.
(5) The scheduled maturities of mortgage-backed securities and CMOs assume principal prepayment of these securities on dates estimated by management, relying primarily upon current and consensus interest-rate forecasts in conjunction with the latest three-month historical prepayment schedules.
(6) Securities are generally scheduled according to their call dates when valued at a premium to par.
(7) Money market deposits and savings deposits that have no contractual maturities are scheduled according to management's best estimate of their repricing in response to changes in market rates. The impact of changes in market rates would be expected to vary by product type and market.
(8) If all money market, NOW, and savings deposits had been included in the 0-90 Days category, the cumulative gap as a percentage of total assets would have been negative (14%), (15%), and (12%) for the 0-90 Days, 91-180 Days, and 181-365 Days categories and positive 3%, 11%, 15%,and 15%, respectively, for the 1-3 Years, 3-5 Years, 5-15 Years, and over 15 Years categories at December 31, 1998.

           TABLE 12.  INVESTMENT SECURITIES AND OTHER EARNING ASSETS

                                                                          DECEMBER 31,
                                                              ------------------------------------
                                                                 1998         1997         1996
                                                              ----------   ----------   ----------
                                                                     (DOLLARS IN THOUSANDS)
U.S. Government obligations
  U.S. Treasury.............................................  $  396,287   $1,160,451   $1,368,463
  U.S. Government agencies..................................   4,842,792    3,752,796    3,461,333
                                                              ----------   ----------   ----------
         Total U.S. Government obligations..................   5,239,079    4,913,247    4,829,796
Obligations of states and political subdivisions............   1,345,666    1,033,944      873,384
Other investment securities.................................   1,716,958      467,006      482,519
                                                              ----------   ----------   ----------
         Total investment securities........................   8,301,703    6,414,197    6,185,699
Interest-bearing deposits at financial institutions.........      47,583       38,128       31,040
Federal funds sold and securities purchased under agreements
  to resell.................................................      94,568      265,890      311,306
Trading account assets......................................     275,992      187,419      260,266
Loans held for resale.......................................     441,214      175,699      113,604
                                                              ----------   ----------   ----------
         Total investment securities and other earning
           assets...........................................  $9,161,060   $7,081,333   $6,901,915
                                                              ==========   ==========   ==========

                         TABLE 13.  RISK-BASED CAPITAL

                                                                           DECEMBER 31,
                                                              ---------------------------------------
                                                                 1998          1997          1996
                                                              -----------   -----------   -----------
                                                                      (DOLLARS IN THOUSANDS)
TIER 1 CAPITAL
  Shareholders' equity......................................  $ 2,984,078   $ 2,874,473   $ 2,557,117
  Trust Preferred Securities and minority interest in
    consolidated subsidiaries...............................      202,197       214,360       211,522
  Less: Goodwill and other intangibles......................     (381,601)     (186,894)      (97,610)
       Disallowed deferred tax asset........................       (1,144)       (1,651)       (1,896)
       Unrealized gain on available for sale securities.....      (57,245)      (52,964)      (27,131)
                                                              -----------   -----------   -----------
         TOTAL TIER 1 CAPITAL...............................    2,746,285     2,847,324     2,642,002
TIER 2 CAPITAL
  Allowance for losses on loans.............................      258,173       247,518       222,842
  Qualifying long-term debt.................................      461,110       174,232       174,121
  Other adjustments.........................................          218           (71)           --
                                                              -----------   -----------   -----------
         TOTAL CAPITAL BEFORE DEDUCTIONS....................    3,465,786     3,269,003     3,038,965
  Less investment in unconsolidated subsidiaries............      (10,736)      (10,628)       (1,812)
                                                              -----------   -----------   -----------
         TOTAL CAPITAL......................................  $ 3,455,050   $ 3,258,375   $ 3,037,153
                                                              ===========   ===========   ===========
RISK-WEIGHTED ASSETS........................................  $20,590,574   $19,879,568   $18,228,605
                                                              ===========   ===========   ===========
RATIOS
  Shareholders' equity to total assets......................         9.42%         9.59%         9.10%
  Leverage ratio(1).........................................         8.86          9.62          9.40
  Tier 1 capital to risk-weighted assets(1).................        13.34         14.32         14.49
  Total capital to risk-weighted assets(1)..................        16.78         16.39         16.66

---------------

(1) Regulatory minimums for institutions considered "well capitalized" are 5%, 6%, and 10% for the Leverage, Tier 1 capital to risk-weighted assets, and Total capital to risk-weighted assets ratios, respectively. As of December 31, 1998, all of the Corporation's banking subsidiaries were considered "well capitalized" for purposes of FDIC deposit insurance assessments. See
    Note 12 to the consolidated financial statements for a comparison of the Corporation's capital levels and ratios to the regulatory minimums for "adequately capitalized" and "well capitalized."

                       TABLE 14.  SELECTED QUARTERLY DATA

                                                         1998 QUARTERS ENDED(1)
                                -------------------------------------------------------------------------
                                 MARCH 31        JUNE 30      SEPTEMBER 30    DECEMBER 31        TOTAL
                                -----------    -----------    ------------    ------------    -----------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income...........  $   303,750    $   306,826    $   302,717     $   293,940     $ 1,207,233
Provision for losses on
  loans.......................      (33,212)       (43,038)       (51,222)        (76,584)       (204,056)
Investment securities gains
  (losses)....................        5,854        (22,584)         1,635           6,021          (9,074)
Noninterest income............      120,905        142,009        123,148         191,771         577,833
Noninterest expense...........     (237,002)      (257,119)      (343,836)       (362,057)     (1,200,014)
                                -----------    -----------    -----------     -----------     -----------
Earnings before income
  taxes.......................      160,295        126,094         32,442          53,091         371,922
Applicable income taxes.......       55,834         46,690         18,292          25,500         146,316
                                -----------    -----------    -----------     -----------     -----------
Net earnings..................  $   104,461    $    79,404    $    14,150     $    27,591     $   225,606
                                ===========    ===========    ===========     ===========     ===========
PER COMMON SHARE DATA
  Net earnings
    Basic.....................  $       .76    $       .57    $       .10     $       .19     $      1.61
    Diluted...................          .74            .56            .10             .19            1.58
  Dividends...................          .50            .50            .50             .50            2.00
UPC COMMON STOCK DATA(2)
  High trading price..........  $     67.31    $     62.56    $     61.94     $     50.25     $     67.31
  Low trading price...........        58.38          53.94          40.25           43.19           40.25
  Closing price...............        62.19          58.81          50.25           45.31           45.31
  Trading volume (in
    thousands)(3).............       12,901         14,013         31,000          20,927          78,841
KEY FINANCIAL DATA
  Return on average assets....         1.41%          1.04%           .18%            .35%            .73%
  Return on average common
    equity....................        14.87          10.97           1.84            3.66            7.71
  Expense ratio(4)............         1.54           1.53           1.52            1.74            1.58
  Efficiency ratio(5).........        53.52          54.53          55.74           60.18           55.98
  Equity/assets (period
    end)......................         9.60           9.38           9.05            9.42            9.42
  Average earning assets......  $27,588,514    $28,338,325    $28,566,359     $28,703,013     $28,302,836
  Interest income -- FTE......      582,478        595,367        591,331         582,506       2,351,682
  Yield on average earning
    assets -- FTE.............         8.56%          8.43%          8.21%           8.05%           8.31%
  Average interest-bearing
    liabilities...............  $22,998,653    $23,526,625    $23,678,710     $23,816,423     $23,507,819
  Interest expense............      270,500        279,879        280,975         275,794       1,107,148
  Rate on average interest-
    bearing liabilities.......         4.77%          4.77%          4.71%           4.59%           4.71%
  Net interest
    income -- FTE.............  $   311,978    $   315,488    $   310,356     $   306,712     $ 1,244,534
  Net interest
    margin -- FTE.............         4.59%          4.47%          4.31%           4.24%           4.40%

                                                         1997 QUARTERS ENDED(1)
                                -------------------------------------------------------------------------
                                 MARCH 31        JUNE 30      SEPTEMBER 30    DECEMBER 31        TOTAL
                                -----------    -----------    ------------    ------------    -----------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income...........  $   290,229    $   302,007    $   301,124     $   306,539     $ 1,199,899
Provision for losses on
  loans.......................      (39,133)       (27,337)       (39,597)        (47,033)       (153,100)
Investment securities gains...          328            623          3,574             363           4,888
Noninterest income............      105,375        109,627        129,816         121,045         465,863
Noninterest expense...........     (218,175)      (229,200)      (234,917)       (319,409)     (1,001,701)
                                -----------    -----------    -----------     -----------     -----------
Earnings before income
  taxes.......................      138,624        155,720        160,000          61,505         515,849
Applicable income taxes.......       47,343         52,639         54,647          21,385         176,014
                                -----------    -----------    -----------     -----------     -----------
Net earnings..................  $    91,281    $   103,081    $   105,353     $    40,120     $   339,835
                                ===========    ===========    ===========     ===========     ===========
PER COMMON SHARE DATA
  Net earnings
    Basic.....................  $       .70    $       .77    $       .78     $       .29     $      2.53
    Diluted...................          .67            .74            .76             .29            2.47
  Dividends...................          .32           .375            .40             .40           1.495
UPC COMMON STOCK DATA(2)
  High trading price..........  $     47.75    $     52.13    $     56.50     $     67.88     $     67.88
  Low trading price...........        38.38          41.25          49.25           57.00           38.38
  Closing price...............        40.63          51.88          55.88           67.88           67.88
  Trading volume (in
    thousands)(3).............       11,211         11,449          8,310          10,001          40,971
KEY FINANCIAL DATA
  Return on average assets....         1.31%          1.42%          1.42%            .53%           1.16%
  Return on average common
    equity....................        14.92          16.76          13.43            5.55           12.45
  Expense ratio(4)............         1.55           1.56           1.42            1.82            1.59
  Efficiency ratio(5).........        52.95          53.21          52.70           58.80           54.45
  Equity/assets (period
    end)......................         8.62           8.58           9.08            9.59            9.59
  Average earning assets......  $26,167,753    $27,050,417    $26,890,326     $27,380,726     $26,875,679
  Interest income -- FTE......      550,742        576,463        579,010         587,042       2,293,257
  Yield on average earning
    assets -- FTE.............         8.54%          8.55%          8.54%           8.51%           8.53%
  Average interest-bearing
    liabilities...............  $21,947,378    $22,536,092    $22,687,628     $22,566,707     $22,436,842
  Interest expense -- FTE.....      252,543        266,846        272,404         272,793       1,064,586
  Rate on average interest-
    bearing liabilities.......         4.67%          4.75%          4.75%           4.80%           4.74%
  Net interest
    income -- FTE.............  $   298,199    $   309,617    $   306,606     $   314,249     $ 1,228,671
  Net interest
    margin -- FTE.............         4.62%          4.59%          4.52%           4.55%           4.57%

---------------

FTE -- Fully taxable-equivalent basis
(1) Quarterly amounts for 1997 and 1998 have been restated for acquisitions using the pooling of interests method of accounting. Certain quarterly amounts for acquired entities have been restated from originally reported amounts due to certain adjustments to conform to the Corporation's policies.
(2) Union Planters Corporation's common stock is listed on the New York Stock Exchange (NYSE) and is traded under the symbol UPC. All share prices represent closing prices as reported by the NYSE. There were approximately 36,300 holders of the Corporation's common stock as of December 31, 1998.
(3) Trading volume represents total volume for the period shown as reported by NYSE.
(4) The expense ratio equals noninterest expense minus noninterest income (excluding significant nonrecurring revenues and expenses, investment securities gains and losses, and goodwill and other intangibles amortization) divided by average assets.
(5) The efficiency ratio is calculated excluding the same items as in the expense ratio calculation, dividing noninterest expense by net interest income (FTE) plus noninterest income.

                              REPORT OF MANAGEMENT

     The accompanying financial statements and related financial information were prepared by the management of Union Planters Corporation in accordance with generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgment. Management is responsible for the integrity, objectivity, consistency, and fair presentation of the financial statements and all financial information contained in this annual report.

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

     The financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, who were engaged to express an opinion as to the fairness of presentation of such financial statements.

/s/ B. W. Rawlins                              /s/ JACK W. PARKER
Benjamin W. Rawlins, Jr                        Jack W. Parker
Chairman and                                   Executive Vice President and
Chief Executive Officer                        Chief Financial Officer

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Union Planters Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Union Planters Corporation (the Corporation) and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Memphis, Tennessee
January 21, 1999, except as to
  Note 2 which is as of
  March 5, 1999

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
                                                                (DOLLARS IN THOUSANDS)
ASSETS
  Cash and due from banks...................................  $ 1,271,614    $ 1,257,149
  Interest-bearing deposits at financial institutions.......       47,583         38,128
  Federal funds sold and securities purchased under
    agreements to resell....................................       94,568        265,890
  Trading account assets....................................      275,992        187,419
  Loans held for resale.....................................      441,214        175,699
  Available for sale investment securities (amortized cost:
    $8,208,570 and $6,328,797, respectively)................    8,301,703      6,414,197
  Loans.....................................................   19,611,168     20,344,069
    Less: Unearned income...................................      (34,342)       (41,100)
         Allowance for losses on loans......................     (321,476)      (324,474)
                                                              -----------    -----------
         Net loans..........................................   19,255,350     19,978,495
  Premises and equipment, net...............................      553,251        528,434
  Accrued interest receivable...............................      293,066        287,680
  FHA/VA claims receivable..................................      126,164        134,112
  Mortgage servicing rights.................................      101,466         62,726
  Goodwill and other intangibles............................      386,994        194,622
  Other assets..............................................      542,988        449,912
                                                              -----------    -----------
         TOTAL ASSETS.......................................  $31,691,953    $29,974,463
                                                              ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits
    Noninterest-bearing.....................................  $ 4,194,402    $ 3,572,896
    Certificates of deposit of $100,000 and over............    2,614,694      2,693,780
    Other interest-bearing..................................   18,087,359     16,609,203
                                                              -----------    -----------
         Total deposits.....................................   24,896,455     22,875,879
  Short-term borrowings.....................................    1,648,039      1,824,513
  Short- and medium-term bank notes.........................      105,000        135,000
  Federal Home Loan Bank advances...........................      279,992        859,744
  Other long-term debt......................................    1,053,740        744,755
  Accrued interest, expenses, and taxes.....................      278,237        241,133
  Other liabilities.........................................      446,412        418,966
                                                              -----------    -----------
         TOTAL LIABILITIES..................................   28,707,875     27,099,990
                                                              -----------    -----------
  Commitments and contingent liabilities (Notes 14, 17,
    20).....................................................           --             --
  Shareholders' equity
    Convertible preferred stock (Note 10)...................       23,353         54,709
    Common stock, $5 par value; 300,000,000 shares
     authorized; 141,924,958 issued and outstanding
     (134,531,639 in 1997)..................................      709,625        672,658
    Additional paid-in capital..............................      691,789        562,994
    Retained earnings.......................................    1,516,712      1,545,512
    Unearned compensation...................................      (14,646)       (14,364)
    Accumulated other comprehensive income -- unrealized
     gain on available for sale securities, net.............       57,245         52,964
                                                              -----------    -----------
         TOTAL SHAREHOLDERS' EQUITY.........................    2,984,078      2,874,473
                                                              -----------    -----------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.........  $31,691,953    $29,974,463
                                                              ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF EARNINGS

                                                                       YEARS ENDED DECEMBER 31,
                                                            -----------------------------------------------
                                                                1998             1997             1996
                                                            -------------    -------------    -------------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INTEREST INCOME
  Interest and fees on loans..............................  $  1,828,340     $  1,817,748     $  1,629,774
  Interest on investment securities
    Taxable...............................................       373,934          348,247          395,777
    Tax-exempt............................................        63,195           53,121           52,520
  Interest on deposits at financial institutions..........         1,807            3,207            2,278
  Interest on federal funds sold and securities purchased
    under agreements to resell............................        18,823           19,149           24,702
  Interest on trading account assets......................        14,197           14,956           13,895
  Interest on loans held for resale.......................        14,085            8,057            7,284
                                                            ------------     ------------     ------------
         Total interest income............................     2,314,381        2,264,485        2,126,230
                                                            ------------     ------------     ------------
INTEREST EXPENSE
  Interest on deposits....................................       896,062          853,921          810,580
  Interest on short-term borrowings.......................        79,415           88,753          100,498
  Interest on long-term debt..............................       131,671          121,912          100,163
                                                            ------------     ------------     ------------
         Total interest expense...........................     1,107,148        1,064,586        1,011,241
                                                            ------------     ------------     ------------
         NET INTEREST INCOME..............................     1,207,233        1,199,899        1,114,989
PROVISION FOR LOSSES ON LOANS.............................       204,056          153,100           86,381
                                                            ------------     ------------     ------------
         NET INTEREST INCOME AFTER PROVISION FOR LOSSES ON
           LOANS..........................................     1,003,177        1,046,799        1,028,608
                                                            ------------     ------------     ------------
NONINTEREST INCOME
  Service charges on deposit accounts.....................       156,445          157,256          152,942
  Mortgage servicing income...............................        60,478           58,972           64,713
  Bank card income........................................        38,562           39,497           31,866
  Factoring commissions...................................        30,630           30,140           26,066
  Trust service income....................................        24,116           24,029           21,619
  Profits and commissions from trading activities.........         5,402            7,323            5,768
  Investment securities gains (losses)....................        (9,074)           4,888            4,934
  Other income............................................       262,200          148,646           96,859
                                                            ------------     ------------     ------------
         Total noninterest income.........................       568,759          470,751          404,767
                                                            ------------     ------------     ------------
NONINTEREST EXPENSE
  Salaries and employee benefits..........................       479,765          440,511          413,640
  Net occupancy expense...................................        75,974           74,750           75,331
  Equipment expense.......................................        72,718           62,736           60,531
  Other expense...........................................       571,557          423,704          438,116
                                                            ------------     ------------     ------------
         Total noninterest expense........................     1,200,014        1,001,701          987,618
                                                            ------------     ------------     ------------
         EARNINGS BEFORE INCOME TAXES.....................       371,922          515,849          445,757
Applicable income taxes...................................       146,316          176,014          153,055
                                                            ------------     ------------     ------------
         NET EARNINGS.....................................  $    225,606     $    339,835     $    292,702
                                                            ============     ============     ============

         NET EARNINGS APPLICABLE TO COMMON SHARES.........  $    223,532     $    334,893     $    285,755
                                                            ============     ============     ============
EARNINGS PER COMMON SHARE (NOTE 16)
  Basic...................................................  $       1.61     $       2.53     $       2.28
  Diluted.................................................          1.58             2.47             2.21
AVERAGE SHARES OUTSTANDING
  Basic...................................................   139,034,412      132,451,476      125,448,534
  Diluted.................................................   142,692,842      138,219,919      133,451,659

The accompanying notes are an integral part of these consolidated financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                         UNREALIZED
                                                                                                         GAIN (LOSS)
                                                                                                             ON
                                                                ADDITIONAL                                AVAILABLE
                                        PREFERRED     COMMON     PAID-IN      RETAINED      UNEARNED      FOR SALE
                                          STOCK       STOCK      CAPITAL      EARNINGS    COMPENSATION   SECURITIES      TOTAL
                                        ----------   --------   ----------   ----------   ------------   -----------   ----------
                                                                         (DOLLARS IN THOUSANDS)
BALANCE, JANUARY 1, 1996..............   $91,810     $599,678    $294,414    $1,289,162     $ (6,086)      $43,914     $2,312,892
 Comprehensive income
   Net earnings.......................        --           --          --       292,702           --            --        292,702
   Other comprehensive income, net of
     taxes
   Net change in net unrealized gain
     on available for sale securities
     (Note 4).........................        --           --          --            --           --       (17,202)       (17,202)
                                                                                                                       ----------
       Total comprehensive income.....        --           --          --            --           --            --        275,500
 Cash dividends
   Common stock, $1.08 per share......        --           --          --       (54,333)          --            --        (54,333)
   Preferred stock....................        --           --          --        (6,944)          --            --         (6,944)
   Pooled institutions prior to
     pooling..........................        --           --          --       (55,904)          --            --        (55,904)
 Common stock issued under employee
   benefit plans and dividend
   reinvestment plan, net of stock
   exchanged..........................        --        6,228      32,807        (6,539)      (4,413)           --         28,083
 Issuance of stock for acquisitions
   (Note 2)...........................        --       13,626      16,882        22,888           --           419         53,815
 Other stock transactions of pooled
   institutions prior to pooling......        --        3,026      34,398       (37,932)          --            --           (508)
 Conversion of preferred stock........    (8,001)       2,599       5,402            --           --            --             --
 Gain from issuance of subsidiary's
   common stock.......................        --           --       4,516            --           --            --          4,516
                                         -------     --------    --------    ----------     --------       -------     ----------
BALANCE, DECEMBER 31, 1996............    83,809      625,157     388,419     1,443,100      (10,499)       27,131      2,557,117
 Comprehensive income
   Net earnings.......................        --           --          --       339,835           --            --        339,835
   Other comprehensive income, net of
     taxes
   Net change in net unrealized gain
     on available for sale securities
     (Note 4).........................        --           --          --            --           --        25,409         25,409
                                                                                                                       ----------
       Total comprehensive income.....        --           --          --            --           --            --        365,244
 Cash dividends
   Common stock, $1.495 per share.....        --           --          --      (108,003)          --            --       (108,003)
   Preferred stock....................        --           --          --        (4,939)          --            --         (4,939)
   Pooled institutions prior to
     pooling..........................        --           --          --       (53,044)          --            --        (53,044)
 Common stock issued under employee
   benefit plans and dividend
   reinvestment plan, net of stock
   exchanged..........................        --        6,477      32,824        (5,595)      (3,865)           --         29,841
 Issuance of stock for acquisitions
   (Note 2)...........................        --        5,704      (2,289)       22,897           --           424         26,736
 Other stock transactions of pooled
   institutions prior to pooling......        --       31,407     130,319       (58,053)          --            --        103,673
 Conversion of preferred stock........   (29,100)       7,275      21,822            --           --            --             (3)
 Common stock repurchased.............        --       (3,362)     (8,101)      (30,686)          --            --        (42,149)
                                         -------     --------    --------    ----------     --------       -------     ----------
BALANCE, DECEMBER 31, 1997............    54,709      672,658     562,994     1,545,512      (14,364)       52,964      2,874,473
 Comprehensive income
   Net earnings.......................        --           --          --       225,606           --            --        225,606
   Other comprehensive income, net of
     taxes
   Net change in net unrealized gain
     on available for sale securities
     (Note 4).........................        --           --          --            --           --         3,893          3,893
                                                                                                                       ----------
       Total comprehensive income.....        --           --          --            --           --            --        229,499
 Cash dividends
   Common stock, $2.00 per share......        --           --          --      (217,613)          --            --       (217,613)
   Preferred stock....................        --           --          --        (2,072)          --            --         (2,072)
   Pooled institutions prior to
     pooling..........................        --           --          --       (36,768)          --            --        (36,768)
 Common stock issued under employee
   benefit plans and dividend
   reinvestment plan, net of stock
   exchanged..........................        --       10,869      53,210          (279)         184            --         63,984
 Issuance of stock for acquisitions
   (Note 2)...........................        --       26,936     128,264        50,400         (466)          388        205,522
 Other stock transactions of pooled
   institutions prior to pooling......        --           --       9,446       (10,998)          --            --         (1,552)
 Conversion of preferred stock........   (31,356)       7,839      23,515            --           --            --             (2)
 Common stock repurchased.............        --      (13,035)   (100,985)      (37,076)          --            --       (151,096)
 Conversion of debt of acquired
   entity.............................        --        4,358      15,345            --           --            --         19,703
                                         -------     --------    --------    ----------     --------       -------     ----------
BALANCE, DECEMBER 31, 1998............   $23,353     $709,625    $691,789    $1,516,712     $(14,646)      $57,245     $2,984,078
                                         =======     ========    ========    ==========     ========       =======     ==========

The accompanying notes are an integral part of these consolidated financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                     YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1998          1997          1996
                                                              -----------   -----------   -----------
                                                                      (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
  Net earnings..............................................  $   225,606   $   339,835   $   292,702
  Reconciliation of net earnings to net cash provided by
    operating activities:
    Provision for losses on loans, other real estate, and
      FHA/VA foreclosure claims, net of decrease (Note 6)...      174,254       164,572       112,566
    Depreciation and amortization of premises and
      equipment.............................................       63,424        56,609        55,945
    Amortization and write-offs of intangibles..............       53,772        41,276        55,458
    Provisions for merger-related expenses..................       50,806        30,635        36,095
    Provisions for charter consolidation and other
      expenses..............................................           --        14,196            --
    Net amortization (accretion) of investment securities...        5,969        (4,077)       (8,298)
    Net (gains) loss on sales of investment securities......        9,074        (4,888)       (4,940)
    Deferred income tax benefit.............................      (33,476)       (3,208)      (35,161)
    (Increase) decrease in assets
      Trading account assets and loans held for resale......     (354,088)       11,472      (165,818)
      Other assets..........................................     (122,217)       15,290      (113,907)
    Increase (decrease) in accrued interest, expenses,
      taxes, and other liabilities..........................       18,937       (38,544)       54,223
    Other, net..............................................        9,631        (4,569)       (8,901)
                                                              -----------   -----------   -----------
      Net cash provided by operating activities.............      101,692       618,599       269,964
                                                              -----------   -----------   -----------
INVESTING ACTIVITIES
  Net decrease in short-term investments....................       14,989           242        28,698
  Proceeds from sales of available for sale securities......    1,497,976     1,423,237     1,090,403
  Proceeds from maturities, calls, and prepayments of
    available for sale securities...........................    4,780,164     2,525,859     3,009,315
  Purchases of available for sale securities................   (7,974,518)   (3,874,273)   (3,328,340)
  Net (increase) decrease in loans..........................    1,418,766      (523,148)   (1,889,628)
  Net cash received from acquired institutions..............    1,306,523        16,907        54,764
  Purchases of premises and equipment, net..................      (82,052)      (73,558)      (52,296)
  Other, net................................................           --       (22,446)       16,805
                                                              -----------   -----------   -----------
    Net cash provided (used) by investing activities........      961,848      (527,180)   (1,070,279)
                                                              -----------   -----------   -----------
FINANCING ACTIVITIES
  Net increase (decrease) in deposits.......................     (244,689)      324,896       122,067
  Net increase (decrease) in short-term borrowings..........     (189,827)      (63,875)       13,985
  Proceeds from long-term debt, net.........................      671,200       484,072       863,530
  Repayment of long-term debt...............................   (1,091,478)     (550,753)     (311,227)
  Proceeds from issuance of common stock....................       42,364        33,944        21,026
  Purchases of common stock, including stock transactions of
    acquired entities prior to acquisition..................     (151,096)      (42,814)       (6,566)
  Cash dividends paid.......................................     (256,871)     (165,036)     (116,184)
  Other, net................................................           --       (23,398)        5,726
                                                              -----------   -----------   -----------
    Net cash provided (used) by financing activities........   (1,220,397)       (2,964)      592,357
                                                              -----------   -----------   -----------
Net increase (decrease) in cash and cash equivalents........     (156,857)       88,455      (207,958)
Cash and cash equivalents at the beginning of the period....    1,523,039     1,434,584     1,642,542
                                                              -----------   -----------   -----------
Cash and cash equivalents at the end of the period..........  $ 1,366,182   $ 1,523,039   $ 1,434,584
                                                              ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURES
  Cash paid for
    Interest................................................  $ 1,102,454   $ 1,076,148   $ 1,055,683
    Taxes...................................................      183,979       194,039       199,226
  Unrealized gain on available for sale securities..........       93,133        85,400        43,182

NONCASH ACTIVITIES. See Notes 1, 2, and 10, respectively, regarding other real estate transfers, acquisitions, and conversions of preferred stock.

The accompanying notes are an integral part of these consolidated financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES

     BUSINESS. Union Planters Corporation (the Corporation) is a multi-state bank holding company headquartered in Memphis, Tennessee. The Corporation operates 14 banking subsidiaries with branches in Tennessee, Mississippi, Florida, Missouri, Arkansas, Louisiana, Alabama, Kentucky, Texas, Illinois, Iowa, and Indiana and has 885 banking offices and 1,106 ATMs. At December 31, 1998, the Corporation had consolidated total assets of $31.7 billion, making it one of the 30 largest bank holding companies based in the United States and the largest headquartered in Tennessee. Through its subsidiaries, the Corporation provides a diversified range of financial services in the communities in which it operates including consumer, commercial, and corporate lending; retail banking; and other ancillary financial services traditionally furnished by full-service financial institutions. Additional services offered include factoring operations; mortgage origination and servicing; investment management and trust services; the issuance of debit cards; the offering of credit cards; the origination, packaging, and securitization of loans, primarily the government-guaranteed portion of Small Business Administration (SBA) loans; the collection of delinquent FHA/VA government-insured/guaranteed loans purchased from third parties and from GNMA pools serviced for others; full-service and discount brokerage; and the sale of annuities and bank-eligible insurance products.

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

     BASIS OF PRESENTATION. The consolidated financial statements include the accounts of the Corporation and its subsidiaries after elimination of significant intercompany accounts and transactions. Prior period consolidated financial statements have been restated to include the accounts of acquisitions accounted for using the pooling of interests method of accounting. Business combinations accounted for as purchases are included in the consolidated financial statements from their respective dates of acquisition. Assets and liabilities of financial institutions accounted for as purchases are adjusted to their fair values as of their dates of acquisition. Certain 1996 and 1997 amounts have been reclassified to conform with the 1998 financial reporting presentation.

     STATEMENT OF CASH FLOWS. Cash and cash equivalents include cash and due from banks and federal funds sold. Federal funds sold in the amounts of $95 million, $266 million, and $314 million at December 31, 1998, 1997, and 1996, respectively, are included in cash and cash equivalents. Noncash transfers to foreclosed properties from loans for the years ended December 31, 1998, 1997, and 1996 were $28.0 million, $35.7 million, and $34.1 million, respectively. Other noncash transactions are detailed in Notes 2 and 10.

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

     Debt and equity securities which the Corporation has not classified as held to maturity or trading are classified as available for sale securities and, as such, are reported at fair value, with unrealized gains and losses, net of deferred taxes, reported as a component of shareholders' equity. Gains or losses from sales of available for sale securities are computed using the specific identification method and are included in investment securities gains (losses) together with impairment losses considered other than temporary.

     Debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as held to maturity securities and carried at cost, adjusted for the amortization of premium and accretion of discount using the level-yield method. Generally, the held to maturity portfolios of acquired entities are reclassified to the available for sale portfolio upon acquisition. At December 31, 1998 and 1997, the Corporation had no securities classified as held to maturity.

     LOANS HELD FOR RESALE. Loans held for resale include mortgage and other loans and are

NOTE 1.  BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES (CONTINUED)

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

     NONPERFORMING LOANS. Nonperforming loans consist of nonaccrual loans and restructured loans. Loans, other than consumer loans, are generally placed on nonaccrual status and interest is not recorded if, in management's opinion, payment in full of principal or interest is not expected or when payment of principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. FHA/VA government-insured/guaranteed loans which are 90 days or more past due are placed on nonaccrual status when interest claim reimbursements are likely to be denied due to missed filing dates in the foreclosure process. Consumer loans are written down to realizable value and interest is discontinued upon an adverse change (e.g. bankruptcy or foreclosure). Unsecured consumer loans are charged-off after they become 90 days past due and secured consumer loans are charged off after they become 120 days past due.

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

     PREMISES AND EQUIPMENT. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is computed using the straight-line method and is charged to operating expense over the estimated useful lives of the assets. Depreciation expense has been computed principally using estimated lives of five to forty years for premises and two to ten years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the initial term of the respective lease or the estimated useful life of the improvement. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred.

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

     IMPAIRMENT OF CERTAIN ASSETS. Effective January 1, 1996, the Corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations and certain related identifiable intangibles when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Additionally, long-lived assets and certain related identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value, less selling costs. The Corporation has adopted this methodology for evaluating impairment of goodwill and other intangibles separate from any associated long-lived assets. In applying this methodology, the Corporation evaluates the carrying value of the goodwill and other intangibles against undiscounted after-tax cash flows from the acquired assets. If such cash flows exceed the carrying value, no impairment adjustment is recorded. If such cash flows are less than the carrying values, the cash flows are then discounted and the carrying values are adjusted to the amount of the discounted cash flows. Additionally, the fair value of the assets/business is also considered in evaluating the carrying value of the goodwill. The adoption of this statement did not have a material impact on the Corporation, since existing policies for determining impairment of long-lived assets, including goodwill and other intangibles, were similar to the new standard.

     MORTGAGE SERVICING RIGHTS. Mortgage servicing rights are accounted for under the provi-

NOTE 1.  BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES (CONTINUED)

sions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which became effective January 1, 1997. SFAS No. 125 superseded SFAS No. 122, "Accounting for Mortgage Servicing Rights," but did not significantly change the methodology used to account for servicing rights. The Corporation had adopted SFAS No. 122 as of July 1, 1995 and at that time began capitalizing originated servicing rights. The adoption did not have a material impact on financial position or results of operations. Prior to that date, capitalization had been limited to purchased servicing. The servicing rights capitalized are amortized in proportion to and over the period of estimated servicing income. Management stratifies servicing rights based on interest rate and evaluates the recoverability in relation to the impact of actual and anticipated loan portfolio prepayment, foreclosure, and delinquency experience. The Corporation did not have a valuation allowance associated with the mortgage servicing rights portfolio as of December 31, 1998.

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

RECENT ACCOUNTING PRONOUNCEMENTS

     ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES. Certain provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," relating to repurchase agreements, securities lending and other similar transactions, and pledged collateral, were deferred for one year by SFAS No. 127, and were adopted prospectively as of January 1, 1998. SFAS No. 125 established new criteria for determining whether a transfer of financial assets in exchange for cash or other consideration should be accounted for as a sale or as a pledge of collateral in a secured borrowing and also established new accounting requirements for pledged collateral. The adoption of these provisions did not have a material impact on financial position or results of operations.

     REPORTING COMPREHENSIVE INCOME. In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting the components of comprehensive income and requires that all items that are required to be recognized under accounting standards as components of comprehensive income be included in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income includes net income as well as certain items that are reported directly within a separate component of shareholders' equity and bypass net income. The Corporation adopted the provisions of this statement in 1998. These disclosure requirements had no impact on financial position or results of operations.

     DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related

NOTE 1.  BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES (CONTINUED)

Information." The provisions of this statement require disclosure of financial and descriptive information about an enterprise's operating segments in annual and interim financial reports issued to shareholders. The statement defines an operating segment as a component of an enterprise that engages in business activities that generate revenue and incur expense, whose operating results are reviewed by the chief operating decision maker in the determination of resource allocation and performance, and for which discrete financial information is available. The Corporation adopted the provisions of this statement for 1998 annual reporting. These disclosure requirements had no impact on financial position or results of operations.

     ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of this statement require that derivative instruments be carried at fair value on the balance sheet. The statement continues to allow derivative instruments to be used to hedge various risks and sets forth specific criteria to be used to determine when hedge accounting can be used. The statement also provides for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period; however, any changes in fair value or cash flow that represent the ineffective portion of a hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings.

     The provisions of this statement become effective for quarterly and annual reporting beginning January 1, 2000. Although the statement allows for early adoption in any quarterly period after June 1998, the Corporation has no plans to adopt the provisions of SFAS No. 133 prior to the effective date. The impact of adopting the provisions of this statement on the Corporation's financial position, results of operations and cash flow subsequent to the effective date is not currently estimable and will depend on the financial position of the Corporation and the nature and purpose of the derivative instruments in use by management at that time.

NOTE 2.  ACQUISITIONS

     POOLINGS OF INTERESTS. The Corporation consummated the following acquisitions which were accounted for using the pooling of interests method of accounting. The information below is as of the date of acquisition.

                                                           DATE        COMMON
                                                         ACQUIRED   SHARES ISSUED   TOTAL ASSETS   TOTAL EQUITY
                                                         --------   -------------   ------------   ------------
                                                                                       (DOLLARS IN MILLIONS)
1998 ACQUISITIONS
Magna Group, Inc. (MGR)................................    7/1/98    33,398,818       $ 7,683         $  643
Peoples First Corporation (Peoples)....................    7/1/98     6,031,031         1,427            151
C B & T, Inc...........................................    7/7/98     1,449,127           278             34
First National Bancshares of Wetumpka, Inc.............   7/31/98       835,709           202             23
Merchants Bancshares, Inc..............................   7/31/98     2,018,744           565             62
Alvin Bancshares, Inc..................................    8/1/98       423,869           117             12
AMBANC Corporation.....................................   8/31/98     3,387,548           740             75
Transflorida Bank......................................   8/31/98     1,655,371           334             40
Southeast Bancorp, Inc.................................  12/31/98     1,203,942           324             20
FSB, Inc...............................................  12/31/98       907,177           145             17
Ready State Bank.......................................  12/31/98     3,196,954           622             50
Other acquisitions (four acquisitions).................   Various     1,773,968           456             45
                                                                     ----------       -------         ------
         Total.........................................              56,282,258       $12,893         $1,172
                                                                     ==========       =======         ======
1997 ACQUISITIONS
Capital Bancorp........................................  12/31/97     6,494,889       $ 2,156         $  145
Magna Bancorp, Inc.....................................   11/1/97     7,103,272         1,191            128
Other acquisitions (three acquisitions)................   Various     1,081,552           242             25
                                                                     ----------       -------         ------
         Total.........................................              14,679,713       $ 3,589         $  298
                                                                     ==========       =======         ======
1996 ACQUISITIONS
Leader Financial Corporation...........................   10/1/96    15,285,575       $ 3,411         $  256
Other acquisitions (four acquisitions).................   Various     2,779,655           683             54
                                                                     ----------       -------         ------
         Total.........................................              18,065,230       $ 4,094         $  310
                                                                     ==========       =======         ======

     The following table summarizes the impact of the poolings of interests on the Corporation's net interest income, noninterest income, and net earnings:

                                                              NET INTEREST   NONINTEREST     NET
                                                                 INCOME        INCOME      EARNINGS
                                                              ------------   -----------   --------
                                                                     (DOLLARS IN THOUSANDS)
1997
  Union Planters............................................   $  770,385     $361,610     $208,761
  MGR.......................................................      239,028       71,282       72,675
  Peoples...................................................       57,891       10,548       16,187
  All other poolings of interests...........................      132,595       27,311       42,212
                                                               ----------     --------     --------
         Union Planters pooled..............................   $1,199,899     $470,751     $339,835
                                                               ==========     ========     ========
1996
  Union Planters............................................   $  744,852     $320,502     $171,474
  MGR.......................................................      194,087       50,358       63,139
  Peoples...................................................       54,114        8,535       17,164
  All other poolings of interests...........................      121,936       25,372       40,925
                                                               ----------     --------     --------
         Union Planters pooled..............................   $1,114,989     $404,767     $292,702
                                                               ==========     ========     ========

     PURCHASE ACQUISITIONS. The Corporation consummated three acquisitions in 1998 that were accounted for as purchases. The following table summarizes these transactions:

                                                  DATE
                 INSTITUTION                    ACQUIRED      CONSIDERATION      TOTAL ASSETS(3)   TOTAL EQUITY
                 -----------                    --------   --------------------  ---------------   ------------
                                                                                     (DOLLARS IN MILLIONS)
Sho-Me Financial Corporation(1)...............   1/1/98    1,153,459 shares of       $  374            $61
                                                           common stock
Duck Hill Bank(1).............................   8/1/98    42,396 shares of              21              3
                                                           common stock
Purchase of 24 branches and...................  9/11/98    $110 million               1,389            N/A
  assumption of $1.5 billion of
  deposits of California Federal
  Bank in Florida (Florida Branch
  Purchase)(2)
                                                                                     ------            ---
         Total................................                                       $1,784            $64
                                                                                     ======            ===

---------------

(1) The Corporation repurchased the majority of the shares issued in these transactions. Goodwill and other intangibles resulting from the transactions were approximately $29 million and $594,000, respectively.
(2) The premium paid for the deposits purchased and the resulting goodwill and other intangibles was approximately $110 million.
(3) Includes net cash received of $1.3 billion.

     The Corporation acquired three institutions in 1997 and 1996 that were accounted for as purchases. Total assets of the institutions at their respective dates of acquisition were approximately $133.7 million. Cash in the amount of $22.6 million was paid for these purchases resulting in total intangibles of $8.4 million.

     Because all of the above purchase acquisitions, in the aggregate, are insignificant to the consolidated results of the Corporation, pro forma information has been omitted. Additionally, pro forma information for the Florida Branch Purchase is not available due to lack of information available for operation of the branches on a historical basis.

     SUBSEQUENT EVENTS. On January 31, 1999, the Corporation exchanged 1,404,816 shares of its common stock for all of the outstanding shares of First Mutual Bancorp, Inc. (First Mutual), the parent of First Mutual Bank, S.B. in Decatur, Illinois, in a transaction accounted for as a purchase. The Corporation repurchased a majority of its common stock in the open market to facilitate the purchase. At the date of acquisition, First Mutual had total assets of approximately $403 million. The Corporation consummated on February 1, 1999, the acquisition of First & Farmers Bancshares, Inc. in Somerset, Kentucky, the parent of First & Farmers Bank of Somerset in Somerset, Kentucky, and Bank of Cumberland in Burkesville, Kentucky. Cash in the amount of $76 million was paid for the acquisition which was accounted for as a purchase. Total assets of First & Farmers Bancshares, Inc. at the date of acquisition were approximately $410 million. On March 5, 1999, the Corporation purchased 56 branches of First Chicago NBD Corporation in

Indiana. In the transaction, the Corporation purchased approximately $830 million of loans, acquired certain branch locations and equipment, and assumed approximately $1.8 billion of deposit liabilities. The premium paid for the purchase was approximately $300 million.

     On February 22, 1999, the Corporation and Republic Banking Corporation (Republic), the parent company of Republic National Bank of Miami, Florida, entered into an agreement to merge. Union Planters Bank will acquire Republic National Bank's 25 Miami-Dade and two Broward County banking centers and approximately $1.6 billion in assets. The purchase price is approximately $412 million in cash and it is expected the acquisition will close in mid-third quarter 1999. The transaction is subject to regulatory approval and approval of Republic's shareholders.

NOTE 3.  RESTRICTIONS ON CASH AND DUE FROM BANKS

     The Corporation's banking subsidiaries are required to maintain noninterest-bearing average reserve balances with the Federal Reserve Bank. Average balances required to be maintained for such purposes during 1998 and 1997 were $118 million and $175 million, respectively.

NOTE 4.  INVESTMENT SECURITIES

     The following is a summary of the Corporation's investment securities, all of which were classified as "available for sale:"

                                                                           DECEMBER 31, 1998
                                                              --------------------------------------------
                                                                               UNREALIZED
                                                              AMORTIZED    ------------------      FAIR
                                                                 COST       GAINS     LOSSES      VALUE
                                                              ----------   --------   -------   ----------
                                                                         (DOLLARS IN THOUSANDS)
U.S. Government obligations
  U.S. Treasury.............................................  $  390,538   $  5,809   $    60   $  396,287
  U.S. Government agencies
    Collateralized mortgage obligations.....................   2,581,446     12,908     6,051    2,588,303
    Mortgage-backed.........................................     733,224     13,970       819      746,375
    Other...................................................   1,491,394     17,695       975    1,508,114
                                                              ----------   --------   -------   ----------
         Total U.S. Government obligations..................   5,196,602     50,382     7,905    5,239,079
Obligations of states and political subdivisions............   1,293,257     53,558     1,149    1,345,666
Other stocks and securities.................................   1,718,711      4,168     5,921    1,716,958
                                                              ----------   --------   -------   ----------
         Total available for sale securities................  $8,208,570   $108,108   $14,975   $8,301,703
                                                              ==========   ========   =======   ==========

                                                                           DECEMBER 31, 1997
                                                              --------------------------------------------
                                                                               UNREALIZED
                                                              AMORTIZED    ------------------      FAIR
                                                                 COST       GAINS     LOSSES      VALUE
                                                              ----------   --------   -------   ----------
                                                                         (DOLLARS IN THOUSANDS)
U.S. Government obligations
  U.S. Treasury.............................................  $1,155,907   $  5,474   $   930   $1,160,451
  U.S. Government agencies
    Collateralized mortgage obligations.....................   1,323,943      5,767     4,881    1,324,829
    Mortgage-backed.........................................   1,071,888     24,396     1,185    1,095,099
    Other...................................................   1,325,029     10,158     2,319    1,332,868
                                                              ----------   --------   -------   ----------
         Total U.S. Government obligations..................   4,876,767     45,795     9,315    4,913,247
Obligations of states and political subdivisions............     988,762     46,062       880    1,033,944
Other stocks and securities.................................     463,268      4,704       966      467,006
                                                              ----------   --------   -------   ----------
         Total available for sale securities................  $6,328,797   $ 96,561   $11,161   $6,414,197
                                                              ==========   ========   =======   ==========

     The following table presents the gross realized gains and losses on available for sale investment securities for the years ended December 31, 1998, 1997, and 1996:

                         1998      1997      1996
                       --------   -------   -------
                          (DOLLARS IN THOUSANDS)
Realized gains.......  $ 26,088   $ 9,080   $ 9,935
Realized losses......   (35,162)   (4,192)   (5,001)

     During the second quarter of 1998, the Corporation recorded a pretax loss of $22.8 million which is included in realized losses above. The loss was attributable to the premium write-down of certain high-coupon mortgage-backed securities of an acquired entity resulting from the acceleration of prepayments of the underlying loans.

     OTHER COMPREHENSIVE INCOME. The following table presents a reconciliation of the net change in unrealized gains (losses) on available for sale securities:

                                                              BEFORE-TAX   TAX (EXPENSE)     NET OF
                                                                AMOUNT        BENEFIT      TAX AMOUNT
                                                              ----------   -------------   ----------
                                                                      (DOLLARS IN THOUSANDS)
1998
  Net change in the unrealized gains on available for sale
    securities..............................................   $    823      $   (320)      $    503
  Less: Reclassification for losses included in net
        earnings............................................     (9,074)        5,684         (3,390)
                                                               --------      --------       --------
  Net change in the unrealized gains on available for sale
    securities..............................................   $  9,897      $ (6,004)      $  3,893
                                                               ========      ========       ========
1997
  Net change in the unrealized gains on available for sale
    securities..............................................   $ 46,663      $(18,152)      $ 28,511
  Less: Reclassification for gains included in net
        earnings............................................      4,888        (1,786)         3,102
                                                               --------      --------       --------
  Net change in the unrealized gains on available for sale
    securities..............................................   $ 41,775      $(16,366)      $ 25,409
                                                               ========      ========       ========
1996
  Net change in the unrealized gains on available for sale
    securities..............................................   $(23,190)     $  9,021       $(14,169)
  Less: Reclassification for gains included in net
        earnings............................................      4,934        (1,901)         3,033
                                                               --------      --------       --------
  Net change in the unrealized gains on available for sale
    securities..............................................   $(28,124)     $ 10,922       $(17,202)
                                                               ========      ========       ========

     Investment securities having a fair value of approximately $3.1 billion and $3.3 billion at December 31, 1998 and 1997, respectively, were pledged to secure public and trust funds on deposit, securities sold under agreements to repurchase, and Federal Home Loan Bank (FHLB) advances.
     The fair values, contractual maturities, and weighted average yields of available for sale investment securities as of December 31, 1998 are as follows:

                                                                MATURING
                             -------------------------------------------------------------------------------
                                WITHIN ONE        AFTER ONE BUT        AFTER FIVE BUT
                                   YEAR         WITHIN FIVE YEARS     WITHIN TEN YEARS     AFTER TEN YEARS           TOTAL
                             ----------------   ------------------   ------------------   ------------------   ------------------
                              AMOUNT    YIELD     AMOUNT     YIELD     AMOUNT     YIELD     AMOUNT     YIELD     AMOUNT     YIELD
                             --------   -----   ----------   -----   ----------   -----   ----------   -----   ----------   -----
                                                    (FULLY TAXABLE-EQUIVALENT BASIS/DOLLARS IN THOUSANDS)
U.S. Government obligations
  U.S. Treasury............  $199,291   5.90%   $  190,918   5.81%   $      329   6.87%   $       --     --%   $  390,538   5.86%
  U.S. Government agencies
    Collateralized mortgage
      obligations..........     1,782   5.70        28,462   6.33       292,659   6.53     2,258,543   6.06     2,581,446   6.11
    Mortgage-backed........    13,662   5.84       131,971   6.38       268,678   6.60       318,913   7.09       733,224   6.76
    Other..................   529,371   5.74       748,083   5.95       151,163   6.58        62,777   6.70     1,491,394   5.97
                             --------           ----------           ----------           ----------           ----------
        Total U.S.
          Government
          obligations......   744,106   5.78     1,099,434   5.99       712,829   6.57     2,640,233   6.20     5,196,602   6.14
Obligations of states and
  political subdivisions...    64,131   9.48       206,502   8.77       455,791   8.77       566,833   7.94     1,293,257   8.44
Other stocks and securities
  Federal Reserve Bank and
    Federal Home Loan Bank
    stock..................        --     --            --     --            --     --       154,742   7.53       154,742   7.53
  Bonds, notes, and
    debentures.............    11,581   6.45         5,167   6.72           436   5.91            --     --        17,184   6.51
  Collateralized mortgage
    obligations............        --              150,813   5.76       135,007   5.92     1,238,716   6.63     1,524,536   6.48
  Other....................         6   5.40         1,395   7.18         6,608   3.81        14,240   4.32        22,249   4.35
                             --------           ----------           ----------           ----------           ----------
        Total other stocks
          and securities...    11,587   6.45       157,375   5.81       142,051   5.82     1,407,698   6.70     1,718,711   6.55
                             --------           ----------           ----------           ----------           ----------
        Total amortized
          cost of available
          for sale
          securities.......  $819,824   6.08    $1,463,311   6.36    $1,310,671   7.25    $4,614,764   6.57    $8,208,570   6.59
                             ========           ==========           ==========           ==========           ==========
        Total fair value...  $822,588           $1,485,910           $1,347,791           $4,645,414           $8,301,703
                             ========           ==========           ==========           ==========           ==========

     The weighted average yields are calculated by dividing the sum of the individual security yield weights (effective yield times book value) by the total book value of the securities. The weighted average yield for obligations of states and political subdivisions is adjusted to a taxable-equivalent yield, using a federal income tax rate of 35%. Expected maturities of securities will differ from contractual maturities because some borrowers have the right to call or prepay obligations without prepayment penalties. The investment securities portfolio is expected to have a principal weighted average life of approximately 3.8 years.

NOTE 5.  LOANS

     The composition of loans is summarized as follows:

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
                                                                (DOLLARS IN THOUSANDS)
Commercial, financial, and agricultural.....................  $ 3,543,925    $ 3,397,348
Foreign.....................................................      197,120        208,081
Accounts receivable -- factoring............................      615,952        579,067
Real estate -- construction.................................    1,195,779      1,074,279
Real estate -- mortgage
  Secured by 1-4 family residential.........................    5,647,520      5,704,490
  FHA/VA government-insured/guaranteed......................      759,911      1,331,993
  Other mortgage............................................    4,386,182      4,226,944
Home equity.................................................      482,665        452,870
Consumer
  Credit cards and related plans............................       96,091        617,113
  Other consumer............................................    2,622,402      2,685,845
Direct lease financing......................................       63,621         66,039
                                                              -----------    -----------
         Total loans........................................  $19,611,168    $20,344,069
                                                              ===========    ===========

     Nonperforming loans are summarized as follows:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
Nonaccrual loans............................................  $150,378     $138,896
Restructured loans..........................................     5,612       15,250
                                                              --------     --------
         Total..............................................  $155,990     $154,146
                                                              ========     ========

     At December 31, 1998 and 1997, the Corporation had $9.2 million and $14.9 million, respectively, of FHA/VA government-insured/ guaranteed loans on nonaccrual status. Since these loans are government-insured/guaranteed, the Corporation does not expect any loss of principal. The loans were placed on nonaccrual status because the contractual payment of interest by FHA/VA had stopped.

     The impact on net interest income of nonperforming loans was not material for the three years ended December 31, 1998. Also, there were no significant outstanding commitments to lend additional funds at December 31, 1998.

     Certain of the Corporation's bank subsidiaries, principally Union Planters Bank, National Association (UPB), have granted loans to the Corporation's directors, executive officers, and their affiliates. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risks of collectability. The aggregate dollar amount of these loans was $21.9 million and $115.8 million at December 31, 1998 and 1997, respectively. During 1998, $11.1 million of new loans and advances under credit lines were made to related parties; repayments totaled approximately $17.3 million. Additionally, the balance at December 31, 1998 was reduced by $87.7 million for loans related to former directors and other loans no longer considered related party relationships.

     In the second quarter of 1998, UPB securitized approximately $380 million of FHA/VA government-insured/guaranteed loans which resulted in a pretax gain of $19.6 million. Additionally, in October 1998, the Corporation sold approximately $440 million of its credit card portfolio to a third party which resulted in a pretax gain of $72.7 million.

NOTE 6.  ALLOWANCE FOR LOSSES ON LOANS

     The changes in the allowance for losses on loans are summarized as follows:

                                                                1998        1997        1996
                                                              ---------   ---------   --------
                                                                   (DOLLARS IN THOUSANDS)
Balance, January 1..........................................  $ 324,474   $ 270,439   $255,103
  Increase due to acquisitions..............................     15,920      17,185      7,949
  Decrease due to the sale of certain loans.................    (36,693)         --     (1,628)
  Provision for losses on loans.............................    204,056     153,100     86,381
  Recoveries of loans previously charged off................     29,016      24,281     21,751
  Loans charged off.........................................   (215,297)   (140,531)   (99,117)
                                                              ---------   ---------   --------
Balance, December 31........................................  $ 321,476   $ 324,474   $270,439
                                                              =========   =========   ========

     At December 31, 1998, the Corporation had an impaired loan totaling $11.9 million which had a valuation reserve recorded in the fourth quarter of 1998 of $7 million.

NOTE 7.  PREMISES AND EQUIPMENT

     A summary of premises and equipment follows:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1998         1997
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Land........................................................  $ 108,307    $ 102,672
Buildings and improvements..................................    451,633      416,428
Leasehold improvements......................................     47,243       44,551
Equipment...................................................    368,373      309,288
Construction in progress....................................     19,751       20,333
                                                              ---------    ---------
                                                                995,307      893,272
Less accumulated depreciation and amortization..............   (442,056)    (364,838)
                                                              ---------    ---------
         Total premises and equipment.......................  $ 553,251    $ 528,434
                                                              =========    =========

NOTE 8.  INTEREST-BEARING DEPOSITS

     The following table presents the maturities of interest-bearing deposits at December 31, 1998 (Dollars in thousands):

1999........................................................  $ 9,534,849
2000........................................................    1,894,092
2001........................................................      525,166
2002........................................................      177,187
2003........................................................      161,033
2004 and after..............................................       45,933
                                                              -----------
      Total time deposits...................................   12,338,260
      Interest-bearing deposits with no stated maturity.....    8,363,793
                                                              -----------
         Total interest-bearing deposits....................  $20,702,053
                                                              ===========

NOTE 9.  BORROWINGS

     SHORT-TERM BORROWINGS. Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, commercial paper, and other short-term borrowings having original maturities of less than one year. Federal funds purchased arise primarily from the Corporation's market activity with its correspondent banks and generally mature in one business day. Securities sold under agreements to repurchase are secured by U.S. Government and agency securities.

     Short-term borrowings are summarized as follows:

                                                                           DECEMBER 31,
                                                              --------------------------------------
                                                                 1998          1997          1996
                                                              ----------    ----------    ----------
                                                                      (DOLLARS IN THOUSANDS)
YEAR-END BALANCES
  Federal funds purchased and securities sold under
    agreements to repurchase................................  $1,647,249    $1,559,952    $1,121,035
  FHLB advances.............................................          --       210,860       345,616
  Other short-term borrowings...............................         790        53,701        28,122
                                                              ----------    ----------    ----------
         Total short-term borrowings........................  $1,648,039    $1,824,513    $1,494,773
                                                              ==========    ==========    ==========
FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS
  TO REPURCHASE
  Daily average balance.....................................  $1,454,025    $1,392,670    $1,543,054
  Weighted average interest rate............................        5.17%         5.06%         5.15%
  Maximum outstanding at any month end......................  $1,892,426    $1,731,605    $1,965,725
  Weighted average interest rate at December 31.............        4.58%         5.44%         5.24%

     BANK NOTES. In 1996, the Corporation's principal subsidiary, UPB, established a $1-billion short- and medium-term bank note program to supplement UPB's funding sources. In December 1998, UPB replaced its existing program with a $5 billion senior and subordinated bank note program. Under the program UPB may issue senior bank notes with maturities ranging from 30 days to one year from their respective issue dates (Short-Term Senior Notes), senior bank notes with maturities more than one year to 30 years from their respective dates of issue (Medium-Term Senior Notes), and subordinated bank notes with maturities from 5 years to 30 years from their respective dates of issue (Subordinated Notes). A summary of the bank notes follows:

                                                  DECEMBER 31, 1998               DECEMBER 31, 1997
                                             ----------------------------    ----------------------------
                                              SHORT-TERM     MEDIUM-TERM      SHORT-TERM     MEDIUM-TERM
                                             SENIOR NOTES    SENIOR NOTES    SENIOR NOTES    SENIOR NOTES
                                             ------------    ------------    ------------    ------------
                                                                (DOLLARS IN THOUSANDS)
Balances at year end.......................    $     --      $    105,000      $     --      $   135,000
Average balance for the year...............          --           123,986       119,493          135,000
Weighted average interest rate.............          --              6.66%         5.84%            6.62%
Weighted average interest rate at year
  end......................................          --              6.67            --             6.59
Fixed rate notes...........................    $     --      $    105,000      $     --      $   135,000
Range of maturities........................          --       10/00-10/01            --       8/98-10/01

     The principal maturities of Medium-Term Senior Notes subsequent to December 31, 1998 are $45 million in 2000 and $60 million in 2001.

     FEDERAL HOME LOAN BANK ADVANCES. Certain of the Corporation's banking and thrift subsidiaries had outstanding advances from the FHLB under Blanket Agreements for Advances and Security Agreements (the Agreements). The Agreements enable these subsidiaries to borrow funds from the FHLB to fund mortgage loan programs and to satisfy certain other funding needs. The value of the mortgage-backed securities and mortgage loans pledged under the Agreements must be maintained at not less than 115% and 150%, respectively, of the advances outstanding. At December 31, 1998, the Corporation's subsidiaries had an adequate amount of mortgage-backed securities and loans to satisfy the collateral requirements. A summary of the advances is as follows:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                  1998              1997
                                                              ------------      ------------
                                                                  (DOLLARS IN THOUSANDS)
Balance at year end.........................................  $    279,992      $    859,744
Range of interest rates.....................................    3.25%-8.36%       3.25%-8.95%
Range of maturities.........................................     1999-2015         1998-2017

     The principal maturities of FHLB advances subsequent to December 31, 1998 are $62.2 million in 1999, $205.2 million in 2000, $2.8 million in 2001, $6.2 million in 2002, $.8 million in 2003, and $2.8 million after 2003.

     OTHER LONG-TERM DEBT. The Corporation's other long-term debt is summarized as follows:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1998         1997
                                                              -----------   ---------
                                                              (DOLLARS IN THOUSANDS)
Corporation-Obligated Mandatorily Redeemable Capital
  Pass-through Securities of Subsidiary Trust holding solely a Corporation-Guaranteed Related Subordinated Note (Trust
  Preferred Securities).....................................  $  199,009    $198,973
Variable rate asset-backed certificates.....................     275,000     275,000
6 3/4% Subordinated Notes due 2005..........................      99,595      99,536
6.25% Subordinated Notes due 2003...........................      74,748      74,696
6.50% Putable/Callable Subordinated Notes due 2018..........     301,716          --
Revolving loan..............................................      74,500      43,600
Subordinated notes of acquired entities due 1998 and
  1999......................................................       4,896      24,542
Other long-term debt........................................      24,276      28,408
                                                              ----------    --------
         Total other long-term debt.........................  $1,053,740    $744,755
                                                              ==========    ========

     The Corporation-Obligated Mandatorily Redeemable Capital Pass-through Securities of Subsidiary Trust holding solely a Corporation-Guaranteed Related Subordinated Note represents Capital Securities issued by Union Planters Capital Trust A (the UPC Trust). In 1996, the UPC Trust issued $200 million liquidation amount of 8.20% Capital Trust Pass-through Securities(SM) (Trust Preferred Securities) at 99.468% which represented an undivided beneficial interest in the assets of the UPC Trust, a statutory business trust created under the laws of the state of Delaware. The Corporation owns all of the common securities of the UPC Trust representing an undivided beneficial interest in the assets of the UPC Trust. The sole asset of the UPC Trust is $206.2 million (carrying value of $205.2 million at December 31, 1998 and $205.1 million at December 31, 1997) of 8.20% Junior Subordinated Deferrable Interest Debentures of the Corporation issued at 99.468%, which will mature on December 15, 2026. The distributions payable on the Trust Preferred Securities are a fixed rate per annum, 8.20% of the stated liquidation amount, and are cumulative from the date of issuance.

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

     In June 1994, December 1994, and July 1995, Capital Factors, Inc., a wholly owned subsidiary, through a wholly owned financing trust subsidiary, issued $100 million, $25 million, and $50 million, respectively, of Variable Rate Asset-Backed Certificates (Certificates) with maturity dates of December 1999, June 2000, and January 2001. The senior certificates bear an interest rate of LIBOR plus 1.25%. The interest rates on December 31, 1998 and 1997 were 6.79% and 7.23%, respectively. The senior certificates may not be redeemed prior to their stated maturity. In April 1997, a fourth series of variable rate asset-backed certificates (the Variable Funding Certificates) that mature in June 2004 were issued. Unlike the previously issued Certificates which were fixed as to principal amount, the Variable Funding Certificates provide for a monthly settlement of principal, which may increase or decrease the outstanding amount. The fourth series includes the issuance of $95.25 million of senior Variable Funding Certificates and $4.75 million of senior subordinated Variable Funding Certificates which bear interest rates of LIBOR plus 0.75% and LIBOR plus 1.50%, respectively. The interest rates on December 31, 1998 were 6.29% and 7.04%, respectively, and 6.73% and 7.48%, respectively, at December 31, 1997. Interest on all certificates is payable monthly. The senior certificates are collateralized by interest-earning advances to factoring clients which totaled approximately $354.1 million at December 31, 1998. Such advances are made on receivables before they are due or collected by Capital Factors, Inc., which services and adminis-ters these advances and related receivables under an agreement with another financial institution. The senior certificates are subject to acceleration if certain collateral requirements are not maintained. A cash collateral account is required pursuant to the terms of the aforementioned agreement. Such restricted cash collateral amounted to $10.1 million at December 31, 1998 and 1997.

     During November 1993, the Corporation issued in a public offering $75 million of 6.25% Subordinated Capital Notes due 2003 at 99.305%. In November 1995, the Corporation issued in another public offering $100 million of 6 3/4% Subordinated Capital Notes due 2005 at 99.408%. The Notes qualify as Tier II regulatory capital.

     In March 1998, UPB issued $300 million of 6.50% Putable/Callable Subordinated Notes due March 15, 2018, Putable/Callable March 15, 2008. These notes were issued at 99.306% and interest is payable semiannually. The notes are subject to mandatory redemption from the holders on March 15, 2008 through either the exercise of the call option by the callholder or in the event the callholder does not exercise the call option or for any reason fails to pay the call price, the automatic exercise of the put option. If the callholder elects to purchase the notes, the notes will be acquired by the callholder from the holders on March 15, 2008 at 100% of the entire principal amount thereof. If the callholder does not elect to purchase the notes or fails to make the payment of the call price, UPB will be required to repurchase the entire principal amount of the notes from the holders thereof on March 15, 2008 at 100% of the principal amount. Except in limited circumstances, the notes are not subject to redemption by UPB prior to March 15, 2018. The notes are unsecured debt obligations of UPB and are subordinated to the claims of UPB's depositors and general creditors. The notes qualify for Tier II capital for regulatory purposes.

     Capital Factors has a $75-million revolving loan payable to another financial institution. At December 31, 1998 and 1997, $74.50 million and $43.6 million, respectively, was outstanding under the revolving line. Interest accrues on this line at LIBOR plus 1.25% (6.88% and 8.09% at December 31, 1998 and 1997) with interest payable monthly. The loan was paid off subsequent to December 31, 1998.

     Included in other long-term debt at December 31, 1998 and 1997 is a privately placed $10 million 7.95% subordinated note issued in connection with Capital Factors' securitized financing. Interest on the note is payable monthly and it matures in July 2001. The balance at December 31, 1998 and 1997, included in other long-term debt was $10.0 million and $9.1 million, respectively.

     The subordinated notes of acquired entities represent two issues. One of these issues matured in 1998 and one issue will mature in 1999.

     The principal maturities of other long-term debt subsequent to December 31, 1998 are $190.6 million in 1999, $27.3 million in 2000, $60.5 million in 2001,
$.1 million in 2002, $74.8 million in 2003, and $700.4 million after 2003.

     The ability of the Corporation to service its long-term debt obligations is dependent upon the future profitability of its banking subsidiaries and their ability to pay dividends to the Corporation (see Note 12).

NOTE 10.  SHAREHOLDERS' EQUITY

     COMMON STOCK. At the Corporation's 1998 annual meeting, shareholders approved an increase in the number of authorized common shares from 100 million to 300 million.

     DIVIDENDS. The payment of dividends is determined by the Board of Directors taking into account the earnings, capital levels, cash requirements, and the financial condition of the Corporation and its subsidiaries, applicable government regulations and policies, and other factors deemed relevant by the Board of Directors, including the amount of dividends payable to the Corporation by its subsidiaries. Various federal laws, regulations, and policies limit the ability of the Corporation's subsidiary banks to pay dividends. See Note 12, "Regulatory Capital and Restrictions on Dividends and Loans from Subsidiaries."

     PREFERRED STOCK. The Corporation's preferred stock is summarized as follows:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998          1997
                                                              --------      --------
                                                              (DOLLARS IN THOUSANDS)
PREFERRED STOCK, WITHOUT PAR VALUE, 10,000,000 SHARES
  AUTHORIZED FOR ALL ISSUES:
  Series A Preferred Stock..................................  $    --       $    --
  Series E Preferred Stock..................................   23,353        54,709
                                                              -------       -------
         Total preferred stock..............................  $23,353       $54,709
                                                              =======       =======

     SERIES A PREFERRED STOCK (SHAREHOLDER RIGHTS PLAN). In 1989, the Board of Directors of the Corporation adopted a Share Purchase Rights Plan and distributed a dividend of one Preferred Share Purchase Right (Right) for each outstanding share of the Corporation's $5 par value Common Stock and for each share to be issued thereafter. The Rights are generally designed to deter coercive takeover tactics and to encourage all persons interested in acquiring control of the Corporation to deal with each shareholder on a fair and equal basis. Each Right trades in tandem with its respective share of common stock until the occurrence of certain events, in which case it would separate from the common stock and entitle the registered holder, subject to the terms of the Rights Agreement, to purchase certain equity securities at a price below their market value. No shares have been issued.

     The Board has adopted a new Shareholder Rights Plan, which became effective upon the expiration of the former Shareholder Rights Plan on January 19, 1999. Under the new Shareholder Rights Plan, each share of common stock received a tax-free dividend of one Right. The Rights are not exercisable unless a third party acquires 15% of the common stock, or an offer is commenced for 15% or more of the common stock. At that time, the Rights can be exercised to purchase Units of the Corporation's Series F Preferred Stock. Each Unit has the same voting and dividend rights as one share of the common stock, and each Right entitles the holder to purchase one Unit at a 50% discount from the then market value of one share of the common stock. If a third party merges with or otherwise acquires the Corporation, each Right can be exercised to purchase one share of common stock of the acquiring company at a 50% discount from the then market value of that stock. Rights held by the potential acquiring company cannot be exercised. The Board may extend the time period before the Rights become exercisable or redeem the Rights at $.01 per Right. These provisions give the Board the flexibility to negotiate a transaction with a potential acquiring company in the best interests of the shareholders. The new Shareholder Rights Plan will expire on January 19, 2009. The Corporation authorized 300,000 shares of Series F Preferred Stock for issuance under the Shareholder Rights Plan, none of which has been issued.

     SERIES B PREFERRED STOCK. All 44,000 outstanding shares of Series B Preferred Stock were converted by holders into 339,765 shares of the Corporation's common stock in 1996.

     SERIES E PREFERRED STOCK. At December 31, 1998 and 1997, 934,128 and 2,188,358 shares, respectively, of the Corporation's 8% Cumulative, Convertible, Preferred Stock, Series E (Series E Preferred Stock) were issued and outstanding. Such shares have a stated value of $25 per share on which dividends accrue at the rate of 8% per annum; dividends are cumulative and are payable quarterly. The Series E Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Such shares have a liquidation preference of $25 per share plus unpaid dividends accrued thereon, and with the prior approval of the Federal Reserve, may be redeemed by the Corporation in whole or in part at any time at $25 per share. At any time prior to redemption, each share of Series E Preferred Stock is convertible, at the option of the holder, into 1.25 shares of the Corporation's common stock. Holders of Series E Preferred Stock have no voting rights except for those provided by law and in certain other limited circumstances.

     DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN. The Dividend Reinvestment and Stock Purchase Plan (the Plan) authorizes the issuance of 2,000,000 shares (1,525,671 issued through December 31, 1998) of common stock to shareholders who choose to invest all or a portion of their cash dividends or make optional cash purchases. On certain investment dates, shares may be purchased with reinvested dividends and optional cash payments without brokerage commissions. Shares issued under the Plan totaled 337,804, 271,615, and 241,060 in 1998, 1997, and 1996, respectively.

NOTE 11.  UNION PLANTERS CORPORATION
          (PARENT COMPANY ONLY)
          FINANCIAL INFORMATION

                            CONDENSED BALANCE SHEET

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
                                                               (DOLLARS IN THOUSANDS)
ASSETS
  Cash and cash equivalents at subsidiary banks.............  $  315,632    $  432,947
  Investment securities available for sale..................     171,999       132,690
  Advances to and receivables from subsidiaries.............       2,144         5,112
  Investment in bank and bank holding company
    subsidiaries............................................   2,811,643     2,646,099
  Investment in nonbank subsidiaries........................      17,817        22,700
  Other assets..............................................     109,291        67,965
                                                              ----------    ----------
         TOTAL ASSETS.......................................  $3,428,526    $3,307,513
                                                              ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Long-term debt (Note 9)...................................  $  384,404    $  379,360
  Loans from and payables to subsidiaries...................      22,747         5,324
  Other liabilities.........................................      37,297        48,356
  Shareholders' equity (Note 10)............................   2,984,078     2,874,473
                                                              ----------    ----------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.........  $3,428,526    $3,307,513
                                                              ==========    ==========

                        CONDENSED STATEMENT OF EARNINGS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
INCOME
  Dividends from bank and bank holding company
    subsidiaries............................................  $234,632   $233,990   $152,534
  Dividends from nonbank subsidiaries.......................     2,459      3,355        950
  Fees and interest from subsidiaries.......................    21,889     73,919     46,326
  Interest and dividends on investments, loans, and
    interest-bearing deposits at other financial
    institutions............................................    11,279      8,265     12,888
  Other income..............................................     3,590      1,775        398
                                                              --------   --------   --------
         Total income.......................................   273,849    321,304    213,096
                                                              --------   --------   --------
EXPENSES
  Interest expense..........................................    28,953     28,776     16,351
  Salaries and employee benefits............................        --     34,413     22,233
  Other expense.............................................    24,880     42,911     37,032
                                                              --------   --------   --------
         Total expenses.....................................    53,833    106,100     75,616
                                                              --------   --------   --------
         EARNINGS BEFORE INCOME TAXES AND EQUITY IN
           UNDISTRIBUTED EARNINGS (LOSS) OF SUBSIDIARIES....   220,016    215,204    137,480
Tax benefit.................................................    (8,502)   (10,283)    (5,701)
                                                              --------   --------   --------
         EARNINGS BEFORE EQUITY IN UNDISTRIBUTED EARNINGS
           (LOSS) OF SUBSIDIARIES...........................   228,518    225,487    143,181
Equity in undistributed earnings (loss) of subsidiaries.....    (2,912)   114,348    149,521
                                                              --------   --------   --------
         NET EARNINGS.......................................  $225,606   $339,835   $292,702
                                                              ========   ========   ========

NOTE 11.  UNION PLANTERS CORPORATION
          (PARENT COMPANY ONLY)
          FINANCIAL INFORMATION (CONTINUED)

                       CONDENSED STATEMENT OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1998        1997        1996
                                                              ---------   ---------   ---------
                                                                   (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
  Net earnings..............................................  $ 225,606   $ 339,835   $ 292,702
  Equity in undistributed earnings (loss) of subsidiaries...      2,912    (114,348)   (149,521)
  Deferred income tax benefit...............................     (6,446)     (8,660)     (2,770)
  Other, net................................................      1,865      (1,018)      7,472
                                                              ---------   ---------   ---------
         Net cash provided by operating activities..........    223,937     215,809     147,883
                                                              ---------   ---------   ---------
INVESTING ACTIVITIES
  Net decrease in short-term investments....................         --          --      10,000
  Purchases of available for sale securities................   (288,039)   (122,802)   (437,340)
  Proceeds from sales of available for sale securities......    249,381     205,029     397,931
  Net increase in investment in and receivables from
    subsidiaries............................................     32,026     (34,259)    (36,778)
  Purchases of premises and equipment, net..................      1,946      (3,981)       (126)
  Net cash received from acquired entities..................         --      18,384          --
  Other.....................................................        951          --          --
                                                              ---------   ---------   ---------
         Net cash provided (used) by investing activities...     (3,735)     62,371     (66,313)
                                                              ---------   ---------   ---------
FINANCING ACTIVITIES
  Proceeds from issuance of long-term debt, net.............      4,896         439     205,089
  Repayment and defeasance of long-term debt................       (541)       (488)    (40,349)
  Net proceeds (repayments) from loans from and payables to
    subsidiaries............................................     (5,324)     (3,060)      5,133
  Proceeds from issuance of common stock, net...............     34,834      22,781      16,336
  Repurchase of common stock................................   (151,279)    (35,009)         --
  Cash dividends paid.......................................   (220,103)   (105,151)    (61,352)
  Other, net................................................         --         633          --
                                                              ---------   ---------   ---------
         Net cash provided (used) by financing activities...   (337,517)   (119,855)    124,857
                                                              ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents........   (117,315)    158,325     206,427
Cash and cash equivalents at the beginning of the year......    432,947     274,622      68,195
                                                              ---------   ---------   ---------
Cash and cash equivalents at the end of the year............  $ 315,632   $ 432,947   $ 274,622
                                                              =========   =========   =========

---------------

NONCASH ACTIVITIES. See Note 2 and Note 10, respectively, regarding acquisitions in 1998, 1997, and 1996 and the conversions of Series B and E Preferred Stock.

NOTE 12.  REGULATORY CAPITAL AND RESTRICTIONS
          ON DIVIDENDS AND LOANS FROM
          SUBSIDIARIES

     REGULATORY CAPITAL. The Corporation and its banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation or its banking subsidiaries' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of the Corporation's and its banking subsidiaries' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's and its banking subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Corporation and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the table below for the Corporation and its significant subsidiaries, UPB and Magna Bank) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital (as defined) to average assets (as defined). As of December 31, 1998, management believes that the Corporation, UPB, and the Corporation's other banking subsidiaries met all capital adequacy requirements to which they are subject.

     At December 31, 1998, the most recent notification from the Office of the Comptroller of

NOTE 12.  REGULATORY CAPITAL AND RESTRICTIONS
          ON DIVIDENDS AND LOANS FROM
          SUBSIDIARIES (CONTINUED)

the Currency (OCC) categorized UPB as well capitalized under the regulatory framework for prompt corrective action. Additionally, all of the Corporation's other banking subsidiaries were categorized as well capitalized and the Corporation's capital levels and ratios would be considered well capitalized. To be categorized as well capitalized, an institution must maintain Tier 1 leverage, Tier 1 risk-based, and Total risk-based capital ratios as set forth in the table below. There are no conditions or events since the latest notification that management believes have changed any of the institutions' categories. The capital and ratios of the Corporation, UPB, and Magna Bank are presented in the table below. No amount was deducted from capital for interest-rate risk.

                                                                                             MINIMUM
                                                                        FOR MINIMUM        TO BE WELL
                                                       ACTUAL        CAPITAL ADEQUACY    CAPITALIZED(1)
                                                   ---------------   -----------------   ---------------
                                                   AMOUNT    RATIO    AMOUNT    RATIO    AMOUNT    RATIO
                                                   ------    -----    ------    -----    ------    -----
                                                                   (DOLLARS IN MILLIONS)
AS OF DECEMBER 31, 1998:
  LEVERAGE (TIER 1 CAPITAL TO AVERAGE ASSETS)
    Consolidated.................................  $2,746     8.86%   $1,240     4.00%      N/A      N/A
    UPB..........................................   2,072     7.71     1,075     4.00    $1,344     5.00%
  TIER 1 CAPITAL (TO RISK-WEIGHTED ASSETS)
    Consolidated.................................  $2,746    13.34%   $  823     4.00%      N/A      N/A
    UPB..........................................   2,072    11.45       724     4.00    $1,085     6.00%
  TOTAL CAPITAL (TO RISK-WEIGHTED ASSETS)
    Consolidated.................................  $3,455    16.78%   $1,647     8.00%      N/A      N/A
    UPB..........................................   2,599    14.37     1,447     8.00    $1,809    10.00%
AS OF DECEMBER 31, 1997:
  LEVERAGE (TIER 1 CAPITAL TO AVERAGE ASSETS)
    Consolidated.................................  $2,847     9.62%   $1,184     4.00%      N/A      N/A
    UPB(2).......................................     489     9.21       212     4.00    $  265     5.00%
    Magna Bank(3)................................     488     7.07       276     4.00       345     5.00
  TIER 1 CAPITAL (TO RISK-WEIGHTED ASSETS)
    Consolidated.................................  $2,847    14.32%   $  795     4.00%      N/A      N/A
    UPB(2).......................................     489    15.02       130     4.00    $  195     6.00%
    Magna Bank(3)................................     488    10.86       180     4.00       269     6.00
  TOTAL CAPITAL (TO RISK-WEIGHTED ASSETS)
    Consolidated.................................  $3,258    16.39%   $1,590     8.00%      N/A      N/A
    UPB(2).......................................     530    16.28       260     8.00    $  326    10.00%
    Magna Bank(3)................................     542    12.09       359     8.00       449    10.00

---------------

(1) Not applicable (N/A) for bank holding companies such as the Corporation.
(2) Excludes the impact of the subsequent merger of the majority of the Corporation's banking subsidiaries into UPB.
(3) In October 1998, Magna Bank was merged with UPB.

     RESTRICTIONS ON DIVIDENDS AND LOANS FROM SUBSIDIARIES. The amount of dividends which the Corporation's subsidiaries may pay is limited by applicable laws and regulations. For the subsidiary national banks, prior regulatory approval is required if dividends to be declared in any year would exceed net earnings of the current year (as defined under the National Bank Act) plus retained net profits for the preceding two years. The payment of dividends by state-chartered bank subsidiaries is regulated by applicable state laws and the regulations of the Federal Deposit Insurance Corporation (FDIC). The payment of dividends by savings and loan subsidiaries is subject to the regulations of the Office of Thrift Supervision (OTS). At January 1, 1999, its banking subsidiaries could have paid dividends to the Corporation aggregating $193 million without prior regulatory approval. Future dividends will be dependent on the level of earnings of the subsidiary financial institutions. The actual amount of dividends planned to be paid in the first quarter of 1999 will be limited by management to approximately $84 million due to capital and liquidity requirements.

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

NOTE 13.  OTHER NONINTEREST INCOME AND
          EXPENSE

     The major components of other noninterest income and expense are summarized as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
OTHER NONINTEREST INCOME
  Gain on sale of credit card portfolio.....................  $ 72,680   $     --   $     --
  Gain on sale of FHA/VA loans..............................    19,605         --         --
  Customer ATM usage fee....................................    19,312     15,703      8,337
  Brokerage fee income......................................    19,009     10,056      5,999
  Insurance commissions.....................................    14,078     12,851     14,463
  Gain on sale of residential mortgages.....................    10,779     15,375      6,777
  Mortgage origination fees(1)..............................    10,700      3,916         --
  Annuity sales income......................................     7,818     10,500      3,920
  Letter of credit fees.....................................     6,580      5,830      6,279
  Gain on sale of branches/deposits and other selected
    assets..................................................     4,123     16,290      7,526
  VSIBG partnership earnings................................     3,819      2,332      2,890
  Other income..............................................    73,697     55,793     40,668
                                                              --------   --------   --------
         Total other noninterest income.....................  $262,200   $148,646   $ 96,859
                                                              ========   ========   ========
OTHER NONINTEREST EXPENSE
  Amortization of mortgage servicing rights.................  $ 21,963   $ 17,506   $ 18,276
  Amortization of goodwill and other intangibles............    29,333     21,386     17,910
  Write-off of mortgage servicing rights, goodwill, and
    other intangibles.......................................     1,800      2,778     19,579
  Other contracted services.................................    30,811     23,681     19,885
  Postage and carrier.......................................    29,271     26,421     24,166
  Stationery and supplies...................................    27,773     29,736     26,080
  Communications............................................    25,980     20,652     19,599
  Advertising and promotion.................................    25,037     22,900     21,960
  Other personnel services..................................    15,628     10,815     10,156
  Dues, subscriptions, and contributions....................    15,589      8,583      7,101
  Merchant credit card charges..............................    12,987      9,329      9,088
  Legal fees................................................    12,528     13,115     13,321
  Taxes other than income...................................    11,781     11,409      9,639
  Miscellaneous charge-offs.................................    11,698     11,602      7,573
  Consultant fees...........................................    11,108     10,110      7,749
  Travel....................................................    10,002      8,218      6,924
  Other real estate expense.................................     9,737     10,158      4,668
  Accounting and audit fees.................................     5,501      5,729      6,538
  Brokerage and clearing fees on trading activities.........     5,153      4,339      4,207
  Provision for losses on FHA/VA foreclosure claims(2)......     4,700      8,016     25,492
  Insurance.................................................     4,480      5,545      5,998
  Federal Reserve fees......................................     4,269      3,469      3,350
  FDIC insurance............................................     3,014      4,768     12,256
  One-time SAIF assessment on deposits......................        --         --     30,044
  Merger-related expenses(3)................................   166,092     48,112     52,786
  Charter consolidation and ongoing integration
    expenses(4).............................................    16,990     16,742         --
  Other expense.............................................    58,332     68,585     53,771
                                                              --------   --------   --------
         Total other noninterest expense....................  $571,557   $423,704   $438,116
                                                              ========   ========   ========

---------------

(1) Fees for 1996 were not captured separately and are not available.
(2) The amount for 1996 includes $19.8 million of provisions for losses on FHA/VA foreclosure claims related to an acquired entity.
(3) Includes amounts for employment contract payments, severance, postretirement benefit expenses, and pension expense of acquired entities; write-downs of office buildings and equipment including assets to be sold, lease buyouts, assets determined to be obsolete or no longer of use and equipment not compatible with the Corporation's equipment; professional fees including legal, accounting, consulting, and financial advisory services; and other expenses including write-off of assets, charge-offs of prepaid expenses, and miscellaneous merger-related expenses. The majority of these charges are being paid in cash over the 12 month period subsequent to the year they were recorded, excluding asset write-downs.
(4) Effective January 1, 1998, the Corporation merged most of its separate banking subsidiaries with UPB. Charter consolidation expenses include amounts for employee severance payments, write-offs of data processing equipment, and other miscellaneous costs related to combining most of the Corporation's banking subsidiaries into UPB. The majority of these charges are being paid in cash over the next 12 to 18 months subsequent to December 31, 1998 and 1997, excluding asset write-downs, respectively.

NOTE 14.  EMPLOYEE BENEFIT PLANS

     401(K) RETIREMENT SAVINGS PLAN. The Corporation's 401(k) Retirement Savings Plan (401(k) Plan) is available to employees having one or more years of service and who work in excess of 1,000 hours per year. Employees may voluntarily contribute 1 to 16 percent of their gross compensation on a pretax basis up to a maximum of $10,000 in 1998 and the Corporation makes a matching contribution of 50 to 100 percent of the amounts contributed by the employee (up to 6% of compensation) depending upon his or her eligible years of service. The Corporation's contributions to the 401(k) Plan for 1998, 1997, and 1996 were $5.4 million, $4.0 million, and $3.0 million, respectively.

     EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST. The Employee Stock Ownership Plan and Trust (ESOP) is noncontributory and covers employees having one or more years of service and who work in excess of 1,000 hours per year. The amounts of contributions to the ESOP are determined annually at the discretion of the Board of Directors and were $4.5 million, $3.5 million, and $3.5 million for 1998, 1997, and 1996, respectively. At December 31, 1998, the ESOP held 1,270,013 shares of the Corporation's common stock which were allocated to participants and 347,700 unallocated shares which will be allocated to participants as the related debt is paid. The debt is related to the leveraged ESOP of an acquired institution which was merged with the Corporation's ESOP effective January 1, 1998. Included in unearned compensation in shareholders' equity at December 31, 1998 and 1997, respectively, is $2.3 million and $2.8 million, which represents the ESOP's debt to the Corporation. The $3.9 million market value of shares allocated to participants during 1998 is included in the $4.5 million ESOP contribution expense.

     STOCK INCENTIVE PLANS. Employees and directors of the Corporation and its subsidiaries are eligible to receive options or restricted grants under the following plans:

     The 1992 Stock Incentive Plan allows for a maximum of 6 million shares of the Corporation's common stock to be issued through the exercise of nonstatutory or incentive stock options and as restricted stock awards to employees and directors of the Corporation. The option price is the fair value of the Corporation's shares at the date of grant. Options granted generally become exercisable immediately or in installments of 20% to 33% each year beginning one year from the date of grant and expire ten years after the date of grant. Subsequent to December 31, 1998, the plan was amended to increase the maximum number of shares from 6 million to 13 million. The amendment is subject to ratification by shareholders.

     The 1998 Stock Incentive Plan for Officers and Employees was adopted in October 1998. The Board of Directors authorized a maximum of 3.5 million shares of the Corporation's common stock to be issued through the exercise of nonstatutory stock options to all officers (except executive officers) and employees of the Corporation and its subsidiaries who were employed on October 14, 1998. The option price is the fair value of the Corporation's shares at the date of grant. Options granted become exercisable three years after the date of grant and expire ten years after the date of grant.

     Additional options under a former plan and options assumed in connection with various acquisitions remain outstanding; however, no further options will be granted under such plans. Additional information with respect to the number of shares of the Corporation's common stock which are subject to stock options is as follows:

                                                                YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------------------------
                                                 1998                     1997                    1996
                                        ----------------------   ----------------------   ---------------------
                                        WEIGHTED-                WEIGHTED-                WEIGHTED-
                                         AVERAGE                  AVERAGE                  AVERAGE
                                          PRICE       NUMBER       PRICE       NUMBER       PRICE      NUMBER
                                        ---------   ----------   ---------   ----------   ---------   ---------
Options
  Outstanding, beginning of year......   $30.32      6,139,321    $21.55      5,834,471    $14.76     4,519,581
  Granted.............................    49.36      5,792,064     50.66      1,546,240     32.96     2,291,317
  Exercised...........................    28.90     (2,623,439)    13.82     (1,186,000)    15.66      (895,304)
  Canceled or surrendered.............    46.12       (121,723)    28.81        (55,390)    18.15       (81,123)
                                                    ----------               ----------               ---------
  Outstanding at year end.............    41.88      9,186,223     30.32      6,139,321     21.55     5,834,471
                                                    ==========               ==========               =========
Options exercisable at year end.......   $34.37      3,685,460    $24.38      3,912,638    $15.13     3,134,720
                                                    ==========               ==========               =========

                                                                                                    WEIGHTED
                               NUMBER OF     WEIGHTED AVERAGE                        OUTSTANDING    AVERAGE
         RANGE OF               SHARES          REMAINING        WEIGHTED AVERAGE      SHARES       EXERCISE
     EXERCISE PRICES          OUTSTANDING    CONTRACTUAL LIFE     EXERCISE PRICE     EXERCISABLE     PRICE
     ---------------          -----------    ----------------    ----------------    -----------    --------
  $ 6.56 - $35.88.........     2,877,457           6.34               $24.26          2,182,095      $21.31
  $36.00 - $46.50.........       816,767           7.37               $40.40            643,838      $39.15
  $46.94 - $46.94.........     3,879,854           9.79               $46.94             81,637      $46.94
  $47.35 - $67.88.........     1,612,145           8.52               $61.88            777,890      $65.70
                               ---------                                              ---------
                               9,186,223           8.27               $41.88          3,685,460      $34.37
                               =========                                              =========

     Restricted stock grants aggregating 327,000 shares ($16.5 million fair value) and 209,000 shares ($7.5 million fair value) were awarded in 1998 and 1996, respectively. Restrictions on the grants generally lapse in annual increments over twelve years. Certain grants related to acquisitions lapse over shorter periods. The market value of the restricted stock grants is charged to expense as the restrictions lapse. During 1998 the Corporation approved the vesting (lapse of restrictions) of the annual increments which would otherwise not have vested until after the 62nd birthday for applicable executive officers. Total amounts expensed for 1998, 1997, and 1996 were $11.2 million, $490,000, and $238,000, respectively; and the ending balance at December 31, 1998 was $12 million which is included in unearned compensation in shareholders' equity.

     Had compensation cost for the Corporation's stock option plans been consistently determined based upon the fair value at the grant date for awards under the methodology prescribed under SFAS No. 123, the Corporation's net income and earnings per share would have been reduced as shown in the table below. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions in 1998, 1997, and 1996, respectively; expected dividend yield 4.12%, 2.50%, and 3.16%; expected volatility of 24.73%, 22.79%, and 25.73%; risk-free interest rate of 4.70%, 5.89%, and 5.94%; and an expected life of 4.8, 4.0, and 4.55 years. Forfeitures are recognized as they occur. This schedule excludes the earnings impact of options acquired and accelerated through acquisitions.

                                                                YEARS ENDED DECEMBER
                                                                        31,
                                                              ------------------------
                                                               1998     1997     1996
                                                              ------   ------   ------
                                                               (DOLLARS IN MILLIONS,
                                                               EXCEPT PER SHARE DATA)
Net earnings -- as reported.................................  $225.6   $339.8   $292.7
Net earnings -- pro forma...................................   214.7    332.8    289.8
Earnings per share -- as reported
  Basic.....................................................    1.61     2.53     2.28
  Diluted...................................................    1.58     2.47     2.21
Earnings per share -- pro forma
  Basic.....................................................    1.53     2.48     2.25
  Diluted...................................................    1.50     2.42     2.19

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

     The following table reflects the Corporation's net periodic postretirement benefit costs for 1998, 1997, and 1996 which were determined assuming a discount rate of 6.5% for 1998 and 7% for 1997 and 1996 and an expected return on Plan assets of 5%.

                                                                YEARS ENDED DECEMBER
                                                                        31,
                                                              ------------------------
                                                               1998     1997     1996
                                                              ------   ------   ------
                                                               (DOLLARS IN THOUSANDS)
Service cost................................................  $  299   $  330   $  322
Interest cost of accumulated postretirement benefit
  obligation................................................     860      919      938
Expected return on Plan assets..............................    (511)    (509)    (534)
Recognized net actuarial gain...............................    (292)    (113)     (39)
                                                              ------   ------   ------
         Total..............................................  $  356   $  627   $  687
                                                              ======   ======   ======

     The following table reflects the change in the benefit obligation and change in the fair value of plan assets:

                                                                   YEARS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998          1997
                                                              --------      --------
                                                              (DOLLARS IN THOUSANDS)
Change in benefit obligation:
  Balance at beginning of year..............................  $12,996       $13,866
  Service cost..............................................      299           330
  Interest cost.............................................      860           919
  Acquisitions..............................................    2,507           625
  Actuarial loss............................................   (1,200)       (1,253)
  Benefits expected.........................................   (1,453)       (1,491)
                                                              -------       -------
  Balance at year end.......................................  $14,009       $12,996
                                                              =======       =======
Change in fair value of plan assets:
  Balance at beginning of year..............................  $10,968       $10,928
  Actual return on plan assets..............................      397           458
  Employer contributions....................................      956           809
  Plan participants' contributions..........................      573           629
  Benefits paid.............................................   (2,279)       (1,856)
                                                              -------       -------
  Balance at year end.......................................  $10,615       $10,968
                                                              =======       =======
Funded status...............................................  $(3,394)      $(2,028)
Unrecognized net actuarial gain.............................   (4,927)       (4,385)
                                                              -------       -------
Accrued benefit cost at year end............................  $(8,321)      $(6,413)
                                                              =======       =======

     The assumed discount rate used to measure the APBO was 6.5% for 1998 and 7% for 1997. The weighted average healthcare cost trend rate in 1998 was 8%, gradually declining to an ultimate projected rate in 2001 of 5%. A one percent increase or decrease in the assumed healthcare cost trend rate would have changed the total of the 1998 service and interest cost components by $123,000 and ($162,000), respectively, and would have changed the APBO as of December 31, 1998 by $1.4 million and ($1.2 million), respectively. Due to the granting of prior credit for service to the employees of the acquisitions completed in 1998, the APBO increased by approximately $2.5 million which was expensed in the period of acquisition.

     ACQUIRED INSTITUTIONS. Certain of the acquired institutions have sponsored various employee benefit and retirement plans. Such plans have been or are in the process of being terminated and their employees now participate in the Corporation's benefit and retirement plans. At December 31, 1998, certain institutions acquired in 1998 had outstanding plans including defined benefit pension plans, 401(k) plans, and ESOPs. The liabilities, if any, for such terminations have been recorded as of December 31, 1998.

NOTE 15.  INCOME TAXES

     The components of income tax expense are as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
CURRENT TAX EXPENSE
  Federal...................................................  $169,577   $166,737   $167,041
  State.....................................................    21,803     13,111     20,932
                                                              --------   --------   --------
         Total current tax expense..........................   191,380    179,848    187,973
                                                              --------   --------   --------
DEFERRED TAX (BENEFIT) EXPENSE
  Federal...................................................   (33,606)    (5,930)   (28,402)
  State.....................................................   (11,458)     2,096     (6,516)
                                                              --------   --------   --------
         Total deferred tax benefit.........................   (45,064)    (3,834)   (34,918)
                                                              --------   --------   --------
         Total income tax...................................  $146,316   $176,014   $153,055
                                                              ========   ========   ========

     Deferred tax assets/liabilities are comprised of the following:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
DEFERRED TAX ASSETS
  Losses on loans and other real estate.....................  $114,144     $111,574
  Employee benefit plans....................................    17,783        5,770
  Amortization of intangibles...............................     7,370       11,665
  Deferred compensation plans...............................    13,853       19,080
  Merger-related and charter consolidation expenses.........    38,127        6,340
  Allowance for losses on FHA/VA foreclosure claims.........     9,912        8,895
  Mortgage servicing rights.................................     3,410        5,642
  Other.....................................................    35,133       16,220
                                                              --------     --------
         Total deferred tax assets..........................   239,732      185,186
                                                              --------     --------
DEFERRED TAX LIABILITIES
  Basis difference on FHLB stock............................    16,227       14,062
  Unrealized gain on available for sale securities..........    35,896       32,073
  Other.....................................................    26,995       24,623
                                                              --------     --------
         Total deferred tax liabilities.....................    79,118       70,758
                                                              --------     --------
         Deferred tax asset, net............................  $160,614     $114,428
                                                              ========     ========

     The change in the net deferred tax asset during the year is a result of the addition of net deferred tax assets of acquired companies, the net change in unrealized gain on available for sale securities, and the current period deferred tax benefit.

     A reconciliation of income tax expense computed at the applicable statutory income tax rate of 35% to actual income tax expense is computed below:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
Computed "expected" tax.....................................  $130,173   $180,547   $156,015
State income taxes, net of federal tax benefit..............     6,724     10,811     10,358
Tax-exempt interest, net....................................   (22,795)   (19,779)   (19,067)
Nondeductible merger charges................................    28,526      3,283      1,947
Other, net..................................................     3,688      1,152      3,802
                                                              --------   --------   --------
         Applicable income tax..............................  $146,316   $176,014   $153,055
                                                              ========   ========   ========

     Income tax expense (benefit) applicable to securities transactions was ($5,684,000) for 1998, $1,786,000 for 1997, and $1,901,000 for 1996.

NOTE 16.  EARNINGS PER SHARE

     The calculation of net income per common share follows:

                                                                        YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------------
                                                                  1998            1997            1996
                                                              -------------   -------------   -------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BASIC
  Net earnings..............................................  $    225,606    $    339,835    $    292,702
  Less preferred dividends..................................        (2,074)         (4,942)         (6,947)
                                                              ------------    ------------    ------------
  Net earnings applicable to common shares..................  $    223,532    $    334,893    $    285,755
                                                              ============    ============    ============
  Average common shares outstanding.........................   139,034,412     132,451,476     125,448,534
                                                              ============    ============    ============
  Net earnings per common share -- basic....................  $       1.61    $       2.53    $       2.28
                                                              ============    ============    ============
DILUTED
  Net earnings..............................................  $    225,606    $    339,835    $    292,702
  Less dividends on nonconvertible preferred stock..........            --              (3)             (3)
  Elimination of interest on convertible debt...............           220           1,892           2,083
                                                              ------------    ------------    ------------
  Net earnings applicable to common shares..................  $    225,826    $    341,724    $    294,782
                                                              ============    ============    ============
  Average common shares outstanding.........................   139,034,412     132,451,476     125,448,534
  Stock option adjustment...................................     1,696,869       1,967,208       2,072,649
  Preferred stock adjustment................................     1,591,565       2,581,482       4,438,833
  Effect of other dilutive securities.......................       369,996       1,219,753       1,491,643
                                                              ------------    ------------    ------------
  Average common shares outstanding.........................   142,692,842     138,219,919     133,451,659
                                                              ============    ============    ============
  Net earnings per common share -- diluted..................  $       1.58    $       2.47    $       2.21
                                                              ============    ============    ============

NOTE 17.  FINANCIAL INSTRUMENTS WITH
          OFF-BALANCE-SHEET RISK

     In the normal course of business, the Corporation becomes a party to various types of financial instruments in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These instruments involve, to varying degrees, elements of credit and interest-rate risk and are not reflected in the accompanying consolidated financial statements. For these instruments, the exposure to credit loss is limited to the contractual amount of the instrument. The Corporation follows the same credit policies in making commitments and contractual obligations as it does for on-balance-sheet instruments. In addition, controls for these instruments related to approval, monetary limits, and monitoring procedures are established by the Corporation's Directors' Loan Committee. The following table presents the contractual amounts of these types of instruments:

                                                                 CONTRACT AMOUNT
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998          1997
                                                              --------      --------
                                                              (DOLLARS IN MILLIONS)
FINANCIAL INSTRUMENTS WHOSE CONTRACT AMOUNTS REPRESENT
  CREDIT RISK
  Commitments to extend credit (excluding credit card
    plans)..................................................   $3,125        $2,934
  Commitments to extend credit under credit cards and
    related plans...........................................      157         2,329
  Standby, commercial, and similar letters of credit........      402           279

     Commitments to extend credit are legally binding agreements to extend credit to customers for specific purposes, at stipulated rates, with fixed expiration and review dates if the conditions in the agreement are met, and may require payment of a fee. Since many of the commitments normally expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral held, if any, varies but may include accounts receivable; inventory; property; plant and equipment; income producing properties; or securities. Loan commitments with an original maturity of one year or less or which are unconditionally cancelable totaled $1.9 billion and loan commitments with a maturity over one year which are not unconditionally cancelable totaled $459 million.

     Letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation in some cases holds various types of collateral to support those commitments for which collateral is deemed necessary. The outstanding letters of credit expire between 1999 and 2011.

NOTE 17.  FINANCIAL INSTRUMENTS WITH
          OFF-BALANCE-SHEET RISK (CONTINUED)

     Other outstanding off-balance-sheet instruments are forward contracts, interest-rate swap agreements, and commitments to purchase or sell when-issued securities. The following table presents the notional amounts of these types of instruments:

                                                                 NOTIONAL AMOUNT
                                                                   DECEMBER 31,
                                                              ----------------------
                                                               1998            1997
                                                              ------          ------
                                                              (DOLLARS IN MILLIONS)
FINANCIAL INSTRUMENTS WHOSE NOTIONAL CONTRACT AMOUNTS EXCEED
  THE AMOUNTS OF ACTUAL CREDIT RISK
  Forward contracts.........................................   $669            $333
  When-issued securities
    Commitments to sell.....................................      4              61
    Commitments to purchase.................................     --              79

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

     The Corporation has a policy for its use of derivative products, including interest-rate swaps, which has been approved and is monitored by the Funds Management Committee and the Board of Directors. The Corporation is not currently trading derivative products. The policy requires that individual positions for derivative products shall not exceed $100-million notional amount and that open positions in the aggregate shall not exceed 10% of consolidated total assets. Any exceptions to the policy must be approved by the Board of Directors. The policy requires open positions to be reviewed monthly by the Funds Management Committee to ensure compliance with established policies. At December 31, 1998, the Corporation had no interest-rate swap/cap agreements outstanding.

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

     MORTGAGE LOAN SERVICING. The Corporation was acting as servicing agent for residential mortgage loans totaling approximately $12.0 billion at December 31, 1998 compared to $10.9 billion at December 31, 1997. The loans serviced for others are not included in the Corporation's consolidated balance sheet. The following table presents a reconciliation of the changes in mortgage servicing rights for the two years ended December 31, 1998:

                                                                   YEARS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998          1997
                                                              --------      --------
                                                              (DOLLARS IN THOUSANDS)
Beginning balance...........................................  $ 62,726      $ 67,490
Additions...................................................    62,503        12,742
Write-off of servicing rights...............................    (1,800)           --
Amortization of servicing rights............................   (21,963)      (17,506)
                                                              --------      --------
Ending balance..............................................  $101,466      $ 62,726
                                                              ========      ========

     In its capacity as servicer of certain of these loans, the Corporation is responsible for foreclosure and the related costs of foreclosure. These costs are estimated each period based on historical loss experience and are shown as provisions for losses on FHA/VA foreclosure claims in noninterest expense. At December 31, 1998 and 1997, the Corporation had reserves for these losses of $27.5 million and $33.3 million, respectively.

     In the normal course of business, the Corporation sells mortgage loans and makes certain limited representations and warranties to the purchaser. Management does not expect any significant losses to arise from these representations and warranties.

NOTE 18.  LINES OF BUSINESS REPORTING

     Union Planters operates one major line of business, Banking. Other lines of business are evaluated by management, although none of the other operations qualifies as a separate business segment.

     Banking includes the traditional deposit taking and lending functions of a bank, including consumer, commercial and corporate lending, retail banking, and consumer services normally furnished by a bank. The Banking unit is managed along geographic lines. Nontraditional services such as mortgage, SBA trading, trust, financial services (brokerage services and insurance products), factoring operations, bank cards, and FHA/VA operations are managed separately but do not qualify as separate business segments due to their relative size.

     The accounting policies of the Banking unit are the same as those of the Corporation described in Note 1. Expenses for centrally provided services are allocated among the various business units. Cost of funds are allocated between funds providers and funds users. Transactions between business units are primarily conducted at book value. Banking and other operating units are evaluated based on results before merger-related and other significant items.

     The following table presents selected segment information for Banking, the Other Operating Units, and the Parent Company. The Parent Company is primarily the funding source for acquisition activities. Due to the number of acquisitions and internal reorganizations, comparable information for 1996 is not available.

                                                               YEAR ENDED DECEMBER 31, 1998
                                             ----------------------------------------------------------------
                                                                OTHER                            CONSOLIDATED
                                               BANKING     OPERATING UNITS   PARENT COMPANY(1)      TOTAL
                                             -----------   ---------------   -----------------   ------------
                                                                  (DOLLARS IN THOUSANDS)
Net interest income........................  $ 1,106,927     $   99,910          $    396        $ 1,207,233
Provision for losses on loans..............     (142,406)       (61,650)               --           (204,056)
Noninterest income.........................      285,639        182,147             7,409            475,195
Noninterest expense........................     (813,311)      (169,995)           (8,313)          (991,619)
Merger-related and other significant items,
  net......................................     (163,157)        64,893           (16,567)          (114,831)
                                             -----------     ----------          --------        -----------
Earnings before taxes......................  $   273,692     $  115,305          $(17,075)       $   371,922
                                             ===========     ==========          ========        ===========
Average assets.............................  $27,253,006     $2,939,797          $551,523        $30,744,326
                                             ===========     ==========          ========        ===========

                                                               YEAR ENDED DECEMBER 31, 1997
                                             ----------------------------------------------------------------
                                                                OTHER                            CONSOLIDATED
                                               BANKING     OPERATING UNITS   PARENT COMPANY(1)      TOTAL
                                             -----------   ---------------   -----------------   ------------
                                                                  (DOLLARS IN THOUSANDS)
Net interest income........................  $ 1,091,206     $  105,444          $  3,249        $ 1,199,899
Provision for losses on loans..............      (86,450)       (66,650)               --           (153,100)
Noninterest income.........................      293,294        154,525             1,754            449,573
Noninterest expense........................     (769,488)      (149,666)          (13,415)          (932,569)
Merger-related and other significant items,
  net......................................      (34,225)            --           (13,729)           (47,954)
                                             -----------     ----------          --------        -----------
Earnings before taxes......................  $   494,337     $   43,653          $(22,141)       $   515,849
                                             ===========     ==========          ========        ===========
Average assets.............................  $25,322,742     $3,261,992          $604,071        $29,188,805
                                             ===========     ==========          ========        ===========

---------------

(1) Parent Company noninterest income and earnings before taxes are net of the intercompany dividend eliminations of $237 million in 1998 and $237 million in 1997.

NOTE 19.  FAIR VALUE OF FINANCIAL
          INSTRUMENTS

     The carrying values and fair values of the Corporation's financial instruments are summarized as follows:

                                                          DECEMBER 31, 1998           DECEMBER 31, 1997
                                                      -------------------------   -------------------------
                                                       CARRYING        FAIR        CARRYING        FAIR
                                                         VALUE         VALUE         VALUE         VALUE
                                                      -----------   -----------   -----------   -----------
                                                                     (DOLLARS IN THOUSANDS)
FINANCIAL ASSETS
  Cash and short-term investments...................  $ 1,413,765   $ 1,413,765   $ 1,561,167   $ 1,561,167
  Trading account assets............................      275,992       275,992       187,419       187,419
  Loans held for resale.............................      441,214       441,214       175,699       175,730
  Investment securities -- available for sale.......    8,301,703     8,301,703     6,414,197     6,414,197
  Net loans.........................................   19,255,350    19,442,499    19,978,495    20,099,338
  Mortgage servicing rights.........................      101,466       149,249        62,726       112,962
FINANCIAL LIABILITIES
  Noninterest-bearing...............................  $ 4,194,402   $ 4,194,402   $ 3,572,896   $ 3,572,896
  Interest-bearing..................................   20,702,053    20,800,166    19,302,983    19,237,448
  Short-term borrowings.............................    1,648,039     1,647,202     1,824,513     1,825,761
  Short- and medium-term notes......................      105,000       106,832       135,000       136,918
  Federal Home Loan Bank advances...................      279,992       280,328       859,744       859,262
  Other long-term debt, excluding capital lease
    obligations.....................................    1,052,783     1,064,985       743,609       742,858
OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
  Forward contracts.................................           --          (584)           --        (1,037)

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

     SHORT-TERM BORROWINGS. The carrying amounts of federal funds purchased, overnight time deposits, and other short-term borrowings approximate their fair values. The fair value of securities sold under agreements to repurchase is estimated using discounted cash flow analyses and using current federal funds rates.

     SHORT- AND MEDIUM-TERM BANK NOTES. The fair value of these notes is estimated using discounted cash flow analyses and using current LIBOR-based indices.

     FEDERAL HOME LOAN BANK ADVANCES. The carrying value of variable rate/LIBOR-based advances approximates their fair values. The fair value of fixed-rate advances is estimated using discounted cash flow and using the FHLB quoted rates of borrowing for advances with similar terms.

     OTHER LONG-TERM DEBT. The carrying value of variable rate/LIBOR-based debt instruments approximates their fair values. The fair value of fixed-rate long-term debt was estimated from market quotes. If market quotes were not availa-

NOTE 19.  FAIR VALUE OF FINANCIAL
          INSTRUMENTS (CONTINUED)

ble, fair values were based on quoted values of similar instruments.

     OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS. Fair values of off-balance-sheet instruments are based on current settlement values for forward contracts. The fair value of commitments to extend credit and letters of credit (see Note 17) is not presented, since management believes the fair value to be insignificant.

NOTE 20.  CONTINGENT LIABILITIES

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

                               EXECUTIVE OFFICERS

BENJAMIN W. RAWLINS, JR.
Chairman and Chief Executive Officer

JACKSON W. MOORE
President and Chief Operating Officer

JACK W. PARKER
Executive Vice President and
Chief Financial Officer

LLOYD B. DEVAUX
Executive Vice President and
Chief Information Officer

JAMES A. GURLEY
Executive Vice President
Risk Management

MICHAEL B. RUSSELL
Executive Vice President
Senior Lending Officer

M. KIRK WALTERS
Senior Vice President, Treasurer, and
Chief Accounting Officer

                               BOARD OF DIRECTORS

ALBERT M. AUSTIN
Chairman
Cannon, Austin & Cannon, Inc.

MARVIN E. BRUCE
Chairman (Retired)
TBC Corporation

GEORGE W. BRYAN
Senior Vice President
Sara Lee Corporation

JAMES E. HARWOOD
President
Sterling Equities

C. E. HEILIGENSTEIN
Attorney (Retired)
Heiligenstein and Badgley

CARL G. HOGAN
Chairman and CEO
Hogan Motor Leasing

S. LEE KLING
Chairman
Kling, Rechter & Company

PARNELL S. LEWIS, JR.
President
Anderson-Tully Company

C.J. LOWRANCE III
President
Lowrance Brothers & Company Inc.

JACKSON W. MOORE
President and Chief Operating Officer
Union Planters Corporation and
Union Planters Bank, N.A.

STANLEY D. OVERTON
Chairman (Retired)
Union Planters Bank of
Middle Tennessee, N.A.

BENJAMIN W. RAWLINS, JR.
Chairman and Chief Executive Officer
Union Planters Corporation and
Union Planters Bank, N.A.

DR. V. LANE RAWLINS
President
The University of Memphis

DONALD F. SCHUPPE
Owner
DFS Service Company

DAVID M. THOMAS
President (Retired)
Magnolia Federal Bank for Savings

RICHARD A. TRIPPEER, JR.
President
R. A. Trippeer, Inc.

SPENCE L. WILSON
President
Kemmons Wilson, Inc.

                       (UNION PLANTERS CORPORATION LOGO)

                             CORPORATE INFORMATION

Annual Meeting
Thursday, April 15, 1999 at 10 a.m.
Union Planters Administrative Center
Assembly Room C
7130 Goodlett Farms Parkway
Memphis, Tennessee 38018

CORPORATE OFFICES
7130 Goodlett Farms Parkway
Memphis, Tennessee 38018

CORPORATE MAILING ADDRESS
P.O. Box 387
Memphis, Tennessee 38147

INTERNET:
http://www.unionplanters.com

TRANSFER AGENT AND REGISTRAR
Union Planters Bank, N.A.
Corporate Trust
1 South Church Street
Belleville, IL 62220
(800) 900-4548

DIVIDEND PAYING AGENT
Union Planters Bank, N.A.
Corporate Trust
1 South Church Street
Belleville, IL 62220
(800) 900-4548

STOCK, OPTION, AND INDEX LISTINGS
Common
  NYSE Symbol: UPC
  Wall Street Journal: UnPlantr
Series E Convertible Preferred
  NASDAQ NMS Symbol: UPCPO
  Wall Street Journal: UnPlantr pfE
Options
  Philadelphia Stock Exchange
Indexes
  S&P 500
  NYSE Composite
  Russell 1000

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP

FOR FINANCIAL INFORMATION, CONTACT
Jack W. Parker
Executive Vice President and
Chief Financial Officer
(901) 580-6781

FORM 10-K
Copies of the Corporation's
Annual Report on Form 10-K
as filed with the Securities
and Exchange Commission are
available on request by
calling the Corporate Marketing
Division at (901) 580-6604.

DIVIDEND REINVESTMENT AND
STOCK PURCHASE PLAN
The Plan allows Union Planters
shareholders to reinvest their
dividends in Union Planters
Common Stock. No brokerage
commissions or service charges
are paid by shareholders.
The Plan also permits those
participating in the Plan to
buy additional shares
with optional cash payments
and no brokerage commissions.
Full details are available
by calling (800) 900-4548 or
writing Union Planters
Corporate Trust.

The Corporation's banking
subsidiaries are members of the
FDIC and are Equal Housing
Lenders. UPC and its subsidiaries
are Equal Opportunity Employers.

                 (UPC LISTED NYSE THE NEW YORK STOCK EXCHANGE LOGO)