Form 10-K405, Exhibit 13
period 1999-12-31
UNION PLANTERS CORP
filed 2000-03-23
CIK 100893

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                              FINANCIAL HIGHLIGHTS

-----------------------------------------------------------------------------------------------------------
                                                                   1999             1998         % CHANGE
-----------------------------------------------------------------------------------------------------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31,
  Net earnings                                                 $   409,998      $   225,606        81.73%
  Cash operating earnings(1)                                       440,337          351,866        25.14
  Per common share:
    Net earnings
      Basic                                                           2.88             1.61        78.88
      Diluted                                                         2.85             1.58        80.38
    Cash operating earnings(1)
      Basic                                                           3.09             2.52        22.62
      Diluted                                                         3.06             2.47        23.89
    Cash dividends                                                    2.00             2.00           --
    Book value                                                       19.90            20.86        (4.60)
AT DECEMBER 31,
  Assets                                                       $33,280,353      $31,691,953         5.01%
  Earning assets                                                29,789,458       28,737,886         3.66
  Loans, net of unearned income                                 21,446,400       19,576,826         9.55
  Allowance for losses on loans                                    342,300          321,476         6.48
  Deposits                                                      23,372,116       24,896,455        (6.12)
  Shareholders' equity                                           2,776,109        2,984,078        (6.97)
  Common shares outstanding (in thousands)                         138,487          141,925        (2.42)
PROFITABILITY AND CAPITAL RATIOS
  Net earnings
    Return on average assets                                          1.25%             .73%
    Return on average common equity                                  13.80             7.71
  Cash operating earnings(1)
    Return on average assets                                          1.34             1.14
    Return on average common equity                                  14.83            12.06
  Net interest margin                                                 4.36             4.40
  Net interest spread                                                 3.69             3.60
  Expense ratio                                                       1.61             1.58
  Efficiency ratio                                                   57.14            55.96
  Shareholders' equity to total assets                                8.34             9.42
  Leverage ratio                                                      6.65             8.86
  Tier 1 capital/risk-weighted assets                                 9.50            13.34
  Total capital/risk-weighted assets                                 12.69            16.78
CREDIT QUALITY RATIOS
  Allowance for losses on loans/loans                                 1.64%            1.71%
  Nonperforming loans/loans                                            .62              .83
  Allowance for losses on loans/nonperforming loans                    264              206
  Nonperforming assets/loans and foreclosed properties                 .80              .97
  Provision for losses on loans/average loans                          .36             1.04
  Net charge-offs/average loans                                        .47              .95

---------------

(1) Earnings before merger-related and other significant items and goodwill and other intangibles amortization, net of income taxes (see Table 1 on page 31 of this report)

--------------------------------------------------------------------------------

                                    CONTENTS

                                                              PAGE
                                                              ----
Letter to Shareholders......................................    2
Selected Financial Data.....................................   10
Management's Discussion and Analysis of Results of
  Operations and Financial Condition........................   11
Financial Tables............................................   31
Selected Quarterly Data.....................................   40
Consolidated Financial Statements...........................   42
Notes to Consolidated Financial Statements..................   46
Report of Management........................................   71
Report of Independent Accountants...........................   71
Executive Officers and Board of Directors...................   72

TO OUR SHAREHOLDERS

     Although 1999 was a difficult year in many respects it was a very productive one as well. While no one would suspect it from the way our share price performed, Union Planters reported record net earnings and record earnings per share in 1999. Both net earnings at $410 million and earnings per share at $2.85 were records for the Company and substantially exceeded the corresponding numbers for the prior year. Because 1998's earnings were reduced by merger-related and other significant charges, operating earnings (excludes the charges) provide a more meaningful year-to-year comparison of results and underlying operating trends. Total operating earnings and operating earnings per share were up 21 percent and 20 percent, respectively, from the prior year. Total cash operating earnings and cash operating earnings per share were up 25 percent and 24 percent, respectively.

     The results for 1999 represent solid year-to-year improvement in the income statement, balance sheet, and operating fundamentals. The following paragraphs provide a profile of the organization, review our recent history, and discuss the general operating environment for 1999, and how they came together to affect performance.

THE ORGANIZATION AND RECENT HISTORY

     Founded in Memphis, Tennessee in 1869, Union Planters is one of the oldest and largest banks in Tennessee. Union Planters has a rich heritage in those areas of the Southeast, Mid-South, and Mid-West that drain the waters of the Mississippi, and has always had a strong commitment to community investment and to consumer, business, and agricultural lending in the geographic markets in which we operate.

     Since the mid-1980's Union Planters followed a buy and build strategy to augment loans and earnings growth and to maintain an attractive regional franchise in a consolidating industry. This strategy had been very successful. We grew from $2 billion in the early 1980's to an $18 billion multi-state regional bank by year-end 1997, and our core earnings and operating performance ratios were in the top quartile of our peer group. While much of this growth had come through acquisitions it did not change the essential character of the organization. Many, if not most, of the organizations we acquired had local franchises not dissimilar to our own in many respects. Many were seasoned organizations, with a long history of commitment and service to their communities and had significant local market share.

     It had been our philosophy to maintain separate bank charters within local markets, and operate the acquired banks on a decentralized basis. In response to changes in the industry the separate charter philosophy was reevaluated in the latter half of 1997 and the decision was made to move to a single charter. This decision was made because of changes in banking regulation and law, the convergence of traditional banking products and services with those of allied industries, rapid advances in technology and the Internet, and the need for scale in a rapidly consolidating industry.

     A single charter "model-bank" plan was conceived and developed for the organization. It promised significant benefits in terms of customer service, customer relationship management, and significant noninterest expense savings from already good numbers. Best practices developed in or for one affiliate were adopted in the form of model bank policies and procedures for the entire organization. Staffing models, service standards, and quality of service testing were incorporated in the plan. The information platform for the model bank included a data warehouse, an operational data store, a consolidated customer view, an integrated desktop, image technology, and both Intranet and Internet access.

     The charter consolidation and implementation of the model bank began in January of 1998 with the merger of 31 of our 35 bank charters, and was to have been an 18-month effort. Progress, and therefore cost savings, were anticipated all along the way.

We anticipated that consolidation activity in the industry would remain fairly strong but did not expect it to exceed levels of the recent past. That was not the case, however. In 1998, several of the largest banking organizations in the United States merged with each other, and a large number of smaller regional banking organizations placed themselves on the market. Many of the organizations were not dissimilar in history and character to those we had success with previously and a number were in markets where we had existing operations. Given our prior success at integrating acquired organizations, and a desire to maintain an attractive franchise and to avoid marginalization in a rapidly consolidating industry, from year-end 1997 through mid-year 1999 we essentially doubled in asset size through acquisitions.

     We knew that integration of the large number of 1998 acquisitions would slow the data processing conversions involved with the charter consolidation effort and that the corresponding benefits and cost savings would be delayed to some extent. We felt that this temporary loss of savings would be offset from the integration of the acquired organizations and that the much larger organization would ultimately provide much greater economies of scale. The plan was to schedule the required conversions, whether charter consolidation or new bank, whenever possible such that those with the maximum benefit would be completed at the earliest date.

     The conversion to a single charter operation, and the associated reduction in back office staff at the local level, was a difficult transition for many of our existing affiliates. The merger and integration of the new affiliates in the single charter organizational format in the same time period essentially doubled the effort required. The changes also represented a substantial increase in scale, scope and responsibility for our staff support departments and an immense temporary increase in workload for the period of the conversions. Despite the challenges, the decision to pursue the single charter strategy and the concurrent asset expansion remain sound for the long-term future of Union Planters. The following paragraphs review our operating and financial performance for 1999 and discuss the impact of these major organizational changes on our results.

LOANS AND LOAN GROWTH IN 1999

     Net interest income represents approximately 72 percent of our total revenue. Loan growth and net interest margin are therefore critical to our top line revenue growth and financial performance.

     Business lending, which in our definition includes general business and corporate lending, agricultural loans, and non-residential real estate loans, is focused on those geographic markets where we have full service banking operations. Our loan growth tends to mirror those markets. We buy syndicated loans or participations only when the borrower is domiciled in one of our markets and it is in support of a local relationship.

     We are an active lender to both large and small companies. We count many of the largest and best-known companies in our markets (in some cases the United States) among our customer base. We are also a very active small business lender. We were pleased to be ranked near the top among the nation's most "small business friendly" lenders again in 1999, as we have been for the past several years. This recognition by the Small Business Administration is based on our total outstanding loans to the small business sector. As part of our commitment to small business we are an active lender under the government-guaranteed small business program and have the SBA certified lender designation in a number of the regions in which we operate. This permits us to provide credit to companies that might not otherwise be possible. Our commitment to the small business sector, and our self-imposed internal lending limits to a single borrower, tend to keep our average loan size comparatively small for an organization our size. Our business lending and core growth in this part of our loan portfolio in 1999, except for the agriculture sector that is discussed below, was generally in line with recent years.

     While agricultural loans no longer represent as large a percentage of our total loans outstanding as they once did, as you might expect from our name and roots in the Mid-South and the Mid-West, we have long supported the agricultural community. Our original commitment to trade finance was to support the export of agricultural products from our region. In 1999, we were recognized as one of the nation's most "farm-friendly" lenders, and we recently were named a Preferred Lender -- the highest status a lender can hold in the guaranteed lending program -- under the Farm Lending Program of the USDA Farm Service Agency. We believe the Preferred Lender designation will help us serve our planting and farming customers even better than in the past. With surpluses in basic commodities and prices at historically low levels, it has been a difficult operating environment for much of the agricultural sector over the past few years. While credit quality has not been a major factor, these difficulties have no doubt caused loan volumes to be less than they would have been otherwise. As with our business lending our average agricultural loan is relatively small for an organization our size.

     As you would expect from our history we have a strong commitment to community investment activities. In 1999, we received the prestigious President's Award for outstanding achievement from the Federal Home Loan Bank of Cincinnati for our commitment and activities related to affordable housing.

     Union Planters is an active consumer lender as well, and our loan portfolio is well balanced between consumer and business loans. Consumer loans include traditional consumer installment and revolving loans, home equity lines of credit, and amortizing first mortgage loans on single-family homes. Although the first mortgages we retain in our portfolio are escrowed and have monthly payments that would amortize the loans over some longer period, they generally carry a five-year term. We view the loans as (well-secured) consumer credit and they carry a higher interest rate than a secondary market mortgage. This has been a very popular loan product and has been a solid income producer for our community banks. It makes up approximately 26 percent of our total loan portfolio, and represents the largest concentration of a loan-type in the portfolio. The credit history on our consumer loans and our portfolio mortgages has been generally excellent.

     While the amortizing loan described above is very popular, because of the shortness of the term, our customers tend to view it as the equivalent of a variable rate mortgage. The generally declining mortgage rate environment throughout much of the latter half of the 90's caused mortgage refinancing activity to increase well above normal levels. While activity slowed somewhat in the first half of 1998, toward the end of the third quarter, in reaction to a severe economic dislocation in the international markets, and a near collapse in a major US hedge fund, there was a significant widening of spreads in the debt markets for all but the very best credits. Reversing a bias for tightening to avoid a shut down in the debt markets, the Federal funds rate was reduced three times in just a matter of weeks.

     Mortgages in general tend to be priced in relation to the 10-year government bond. The sharp pull back in rates set off a huge refinancing boom. Annualized prepayment speeds reached as high as 60 to 70 percent in some months during the latter half of 1998 and remained high, as the mortgage pipeline cleared, through the first quarter of 1999. This surge in refinance activity, on top of already above normal prepayment speeds, produced truly extraordinary origination and prepayment activity in mortgage loans, including our portfolio mortgages. At the same time, the very low secondary market rates created a strong preference for secondary market loans. To compound the unusually high prepayment problem, many consumers bundled existing home equity and other personal debt into the new mortgage, creating unusual prepayment activity in those loans as well.

     Normal mortgage prepayments and pay downs would result in a reduction in loans of approximately $1 billion. This represents about 4.5 percent of our total loan portfolio. New loans originated are normally sufficient to cover prepayments and pay downs and grow the portfolio. Mortgage rates have been at levels over the past few years that prepayment speeds have run at double and triple historic norms. This type of loan represents such a meaningful percentage of our total loan portfolio that the greater refinance activity and the consolidation of other consumer debt into the new mortgage, combined with the preference for secondary market loans, made it very difficult to grow consumer loans in 1999.

     Because of the increasing need for scale, continuing high credit losses, and unfavorable profitability trends in the sector, in the latter half of 1998, like a number of other banking organizations, we made the decision to exit the credit card business on a direct basis. We sold our credit card loan portfolio to a third party provider of credit card services. This reduced our outstanding loans approximately $460 million and our year-to-year comparisons by a similar amount.

     As stated above, since the mid-1980's we have augmented revenue and loan growth through acquisitions. The large number of acquisitions over the past two years, and the liquidation of undesirable assets from the acquired organizations, however, impacted our consolidated loan growth in 1999 as explained below.

     Organizations contemplating a sale, or conversely trying to avoid a sale as the case may be, may not be as diligent in their underwriting, charge-off or reserving practices as might otherwise be the case. This may result in anything from lesser quality underwriting and minor under reserving to aggressively reaching for assets and significant under reserving. While the condition of the loan portfolio is carefully evaluated during due diligence and accounted for in the pricing, following an acquisition it is necessary to conform the loan portfolio, lending policies and practices, and the ongoing reserving methodology of the acquired organization to those of Union Planters. Even when an acquired bank's underwriting is very good and conformance requirements relatively minor, this process will almost always result in a reduction of from two to three percent in an acquired loan portfolio, and it is not unusual for the reduction to be higher.

     Because many of our acquisitions have been in the same or adjacent markets with Union Planters, it is not unusual to share many of the same customers. We have policy limits on the size of a loan to a single borrower. To comply with these limits, it is sometimes necessary to reduce a customer's outstanding debt. In one instance this represented a 25 percent reduction of the customer's debt in the combined companies. One acquisition had two out-of-market real estate lending joint ventures with approximately $40 million in loans outstanding. The bank was not involved in the loan underwriting. We only originate loans for our portfolio where we have full-service banking operations and our personnel are involved in the underwriting. We worked out of these two joint ventures in an orderly fashion reducing our loans outstanding accordingly.

     It is not unusual for an acquired organization, particularly if it is a traditional thrift institution, to have a meaningful percentage of its portfolio assets in long-term fixed- or variable-rate mortgages. We do not normally portfolio either type loan. The spreads are simply too thin and the interest rate risk too high, given the capital necessary to support this loan asset type. Over the past few years we have liquidated over $1 billion in long-term fixed-rate mortgages picked up in one acquisition, and an equal amount in both long-term fixed- and variable-rate loans acquired through other acquisitions. Given the general interest-rate environment over that period, and the more recent back up in the mortgage market, this policy has served us well.

     Because we essentially doubled in size through acquisitions over the past two years, the liquidation of the non-policy loan assets from the portfolios of the acquired organizations was far more significant to loan and top-line revenue growth than is normally the case.

     Our year-to-year loan growth has typically been in the six to eight percent range and generally in line with the markets in which we operate. Our commitment to lending and loan production was no less in 1998 and 1999 than in previous years. For the reasons outlined in the paragraphs above, we were not able to grow loans at a normal rate in 1999. Loan volume was about equal to the prior year. The good news is that mortgage rates are moderately higher, refinance activity has markedly slowed, the portfolio mortgage is a much more popular product, and the liquidation of non-policy assets from the acquired organizations is essentially over. Loan growth should return to much more normal levels in 2000.

NET INTEREST INCOME

     The margin environment for the past two years has been particularly difficult. After flattening and squeezing margins through much of 1998, the yield curve began to steepen during the first half of the year. The Federal funds rate was increased twice in the latter half of the year, however, at least temporarily compressing the margin again. There was unusually aggressive rate competition for deposits throughout 1999 but particularly in the latter half of the year as the millennium approached. Competition from money market and mutual funds seems to have increased. The pressure on deposits is an industry phenomenon and is expected to continue for the foreseeable future.

     Although loan volume was about equal to the prior year, in a difficult margin environment, net interest income increased about four percent for the year. This improvement was the result of standardization of prices on certain basic transaction accounts throughout the organization, re-pricing of some public fund deposits and promotional certificates in some of the banks acquired in 1998 and 1999, and better pricing discipline on both loans and deposits throughout the organization. These changes were not sufficient to offset the impact of the Federal funds rate increases in the latter half of the year. The margin improved in each of the first three quarters but declined in the fourth.

     The margin environment will remain difficult until the Federal funds rate increases are over and rates have stabilized. The higher rates can then be priced into both the liability and asset side of the balance sheet. At least one, and perhaps as many as three, more rate increases are currently anticipated. When rates stabilize we should be well positioned to grow our margin.

CREDIT AND INTEREST-RATE RISK

     The business of banking is the management of credit and interest-rate risk. Long-term survival and profitability are dependent on it. There have been one or more major credit crises in banking in each of the last three decades. The thrift industry has all but disappeared because of its failure first to manage interest-rate and later credit risk.

     Union Planters has a reputation for conservative credit standards and underwriting. As previously noted, our loan portfolio is nicely balanced between business and consumer loans outstanding. We have no material industry concentrations in our business loan portfolio, and despite our legal lending limit our average loan size is relatively small for an organization our size. There were no significant unexpected credit problems in 1999.

     While the United States has experienced good economic growth for almost eight years, the credit cycle has not been repealed. It is almost impossible to be an active lender and totally avoid credit problems, but we believe our lending policies and practices, although they may have reduced loan volume and outstanding loans over the past two years, will serve us well in the next economic slowdown.

NONINTEREST INCOME

     Noninterest income represents approximately 28 percent of our total revenue. A primary objective of Union Planters is to increase noninterest-sensitive fee income. Prior to recent acquisitions, and the sale of the credit card portfolio, it represented approximately 32 percent of our total revenue.

     We are expanding our product set to include a broad line of insurance and investment products. Our objective is to become the "trusted advisor" to our customers for all their financial needs, whether banking, insurance, or investments. These products will be fully integrated into our existing delivery and service platforms. More than 80,000 hours were spent in training our customer service representatives on annuity, insurance, and investment products in 1999. As a result, our annuity income more than doubled from the prior year and our insurance income was up 28 percent. We recently added term life and property and casualty insurance to the product line and expect continued growth in income from this area. Despite our growth in this area we have only scratched the surface. Over time that will become a much larger percentage of total income and help reduce our sensitivity to margin compression.

     Our mortgage originations and our mortgage banking revenue, despite very heavy refinance activity in 1998, and declining origination volume in the latter half of 1999, was up nicely year-to-year. The secondary market origination activity increases our fee income, helps us attract a greater volume of higher yielding loan product for the portfolio, and makes it possible to grow our third party loan-servicing portfolio with our own originations. We do not retain secondary market loans in our portfolio. The spreads are simply too narrow, and the interest-rate risk too great. We sell them into the secondary market but retain the servicing and the relationship with the customer. The fee income from servicing provides a stable source of income and will tend to offset the volatility in mortgage origination activity somewhat.

NONINTEREST EXPENSE

     The charter consolidation and implementation of the model bank, which began in January 1998, was to have been an 18-month project, providing cost savings all along the way. We created regional credit administration and check collection centers, and moved to centralized underwriting for consumer and mortgage loans. We expected to began to realize those savings nine to 12 months after the single charter project began.

     Original plans for creation of the check processing and credit administration centers called for a reduction in affiliate staff of approximately 900 employees and an increase in support staff of approximately 300 employees for a net staff reduction of 600 employees, or approximately 10 percent of staff at the time. While the relationship is not completely linear, the increase in asset size from $15 billion when the single charter plan was developed to over $30 billion at year end 1999 essentially doubled the staffing impact and needs for the support centers.

     Data processing conversions were originally scheduled throughout 1998 and for the first nine months of 1999. There were some delays in installation and conversion to the new technology both in the support centers and at the retail platform. We knew that building and training staff and the actual transfer of work to the support centers would be expensive and time consuming. As many employees as possible were transferred from the affiliates to the support centers, but as a practical matter the large majority of staffing for the support centers had to come from new hires. Building and training a staff of the size necessary in the low-unemployment economy that has existed for the past two years slowed the conversions.

     We normally begin realizing cost savings on new acquisitions within a few weeks of their data processing conversions. We expected similar savings on the charter conversions. We had hoped that the savings achieved through year-end 1998 would be sufficient to offset the additional cost of training new personnel and the transfer of work to the support centers. Our last major data processing conversion was scheduled for the third quarter of 1999. At that point we expected to be approaching our original cost estimates. In 1999, it was necessary to staff a project management office for the millennium change. While this project and the century date change went smoothly, it was a very expensive undertaking, and diverted some of our best project management, data processing system testing, and conversion talent. Because of this diversion, difficulty of building staff in the support centers, and some technology delays, we fell approximately six months behind on the charter consolidation and conversions. To compound the delay, any major systems projects not completed by the end of the third quarter 1999 had to be delayed beyond February 29, 2000, because of the millennium change. As a result we did not meet our noninterest expense targets for 1999.

     Our affiliate banks have reduced their noninterest expenses substantially compared to what they were previously, and a number of our best performing banks have already achieved their expected reduction in expenses. Essentially all of the back office conversions have now been made and the work transferred to one of the support centers. The expenses associated with the staff training and conversions should now return to much more normal levels in the support centers, and in terms of cost, the remaining technology conversions are minor in comparison to those already completed. We expect all of our banking units to hit their targets over the next few months.

SHARE PRICE

     After a strong 1997 and early 1998, bank stocks have significantly under performed the broader market. Bank price/earnings multiples have declined from near all time highs at year end 1997 to near all time lows today. Our share price peaked at the same time the multiple peaked, at year-end 1997. The rapid and dramatic change in valuation for the industry that began in 1998 has been caused largely by a change in the perception of earnings growth prospects for the industry. A well-known and widely followed bank stock analyst gave investors "Ten Reasons Not To Own Bank Stock." This was an extraordinarily negative piece on the future of bank earnings. Similar articles by many others have appeared as well.

     The overriding concern has been the perception that rising interest rates will have an adverse impact on bank earnings because a significant percentage of bank earnings come from net interest income. Net interest margins tend to be squeezed during periods of rising rates and widen during periods of declining rates. One analyst told me his philosophy is simple, buy when you think rates are going down, and sell when you think rates are going up. There are also credit concerns. If the Federal Reserve raises interest rates, the economy will slow causing loan growth to slow and problem credits to increase. Reserves in the industry have declined since the early 1990's and would likely need to be increased somewhat in the face of increasing credit problems. Slower loan growth, tighter margins, and increased credit costs lead to slower earnings growth.

     Momentum and growth investors seemed to begin leaving the sector in 1998 and 1999 taking down valuations. With the declining stock prices, takeover speculation began to diminish, and some investors that had stayed in the sector for the takeover play also began to leave. The pressure on share prices continued throughout 1999. Sector funds had withdrawals that forced further liquidations. While I believe bank valuations generally have reached very attractive levels, three more Federal funds rate hikes are now anticipated. After all the estimate revisions, earnings shortfalls, and shortfall announcements last year, since year end five organizations have announced significant anticipated earnings shortfalls for this year. All of this is overhanging the sector at present. Value investors believe they can afford to wait.

     The Federal funds rate increases notwithstanding, I believe Union Planters is very well positioned and an extraordinary buy at current levels.

SUMMARY

     While our earnings were not as much as we would have hoped, 1999 was a very productive year. Both net earnings and diluted earnings per share were records for the Company. Operating earnings and cash operating earnings were also records and well above 1998. The margin environment, while improving during the early part of the year, remained difficult, and loan growth was less than normal, primarily because of the mortgage environment in the early part of the year and the liquidation of non-policy loans from acquired organizations. Nevertheless, our net interest income was up over 1998 and our noninterest income increased as well. The loan loss provision came in as expected. Because of technology delays and the difficulty of building staff, we did not meet our noninterest expense targets, and along with the compression in the margin, we fell short of where we wanted to be in the fourth quarter. In the end they were in line with those of other banking organizations of similar size. We rank 27th in both total earnings for the year ($410 million) and total assets ($33.3 billion) at year end among banking organizations in the United States.

     In 2000, the transition to the single charter and centralized operating environment will be completed. Our support centers and our affiliate banks will reach or exceed their original targets. Prior to the beginning of the conversion to a single charter, our consolidated efficiency and expense ratios were excellent, making it possible for our overall performance to be within the top quartile of our peer group. They should be better in a single charter environment than in a multiple charter environment. We should begin to see some of the benefits in 2000. We will continue to emphasize non-interest-sensitive noninterest income. We expect continued strong growth in insurance and related products, and loan growth should return to much more normal levels.

     I want to recognize Rick Heiligenstein, Lee Kling, and Carl Hogan for their service to the Board and Company. Mr. Heiligenstein served as a member of our Directors' Audit Committee, Mr. Kling Chaired our Directors' Trust Committee, and Mr. Hogan was a member of the Directors' Salary and Benefits Committee. I want to thank all three for their service to the Company and say that their guidance and support during this period of transition is very much appreciated.

     I also want to give special recognition to C. J. Lowrance, III. Mr. Lowrance is retiring after 15 years of service on the Board of Union Planters Corporation and 30 years on the Board of Union Planters Bank of Memphis. Mr. Lowrance has served on the Directors' Loan Committee for most of this period. His father served on the bank Board from 1950 to 1969. I want to personally thank Charlie for his guidance and support, which will be missed, and to recognize the Lowrance family for its 50 years of service to Union Planters.

     In closing let me say that I am very disappointed about our share price performance and the delay in achieving all of the cost savings anticipated from the charter consolidations and recent acquisitions in 1999. While the margin environment is problematic in 2000, the progress made in balance sheet and internal operations in 1999 will provide long-term benefits and greater earnings for the Company in 2000 and beyond. Thank you for your support and for being a shareholder of Union Planters.

      Yours very truly,

      /s/ BENJAMIN RAWLINS, JR.
      Benjamin W. Rawlins, Jr.
      Chairman and Chief Executive Officer

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA

                                                                    YEARS ENDED DECEMBER 31,
                                               -------------------------------------------------------------------
                                                  1999          1998          1997          1996          1995
                                               -----------   -----------   -----------   -----------   -----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Net interest income........................  $ 1,256,531   $ 1,207,233   $ 1,199,899   $ 1,114,989   $ 1,010,501
  Provision for losses on loans..............      (74,045)     (204,056)     (153,100)      (86,381)      (50,696)
  Investment securities gains (losses).......        2,128        (9,074)        4,888         4,934         2,288
  Other noninterest income...................      490,559       475,195       449,573       391,054       369,047
  Noninterest expense........................   (1,082,434)     (991,619)     (932,569)     (865,409)     (849,268)
  Merger-related and other significant
    items(1).................................       26,093      (105,757)      (52,842)     (113,430)      (10,335)
                                               -----------   -----------   -----------   -----------   -----------
  Earnings before income taxes...............      618,832       371,922       515,849       445,757       471,537
  Income taxes...............................     (208,834)     (146,316)     (176,014)     (153,055)     (156,718)
                                               -----------   -----------   -----------   -----------   -----------
  Net earnings...............................  $   409,998   $   225,606   $   339,835   $   292,702   $   314,819
                                               ===========   ===========   ===========   ===========   ===========
  Cash operating earnings(2).................  $   440,337   $   351,866   $   392,476   $   381,233   $   336,503
                                               ===========   ===========   ===========   ===========   ===========
PER COMMON SHARE DATA
  Net earnings
    Basic....................................  $      2.88   $      1.61   $      2.53   $      2.28   $      2.55
    Diluted..................................         2.85          1.58          2.47          2.21          2.47
  Cash operating earnings(2)
    Basic....................................         3.09          2.52          2.93          2.98          2.73
    Diluted..................................         3.06          2.47          2.85          2.87          2.64
  Cash dividends.............................         2.00          2.00         1.495          1.08           .98
  Book value.................................        19.90         20.86         20.96         20.13         18.93
BALANCE SHEET DATA (AT PERIOD END)
  Total assets...............................  $33,280,353   $31,691,953   $29,974,463   $28,108,528   $26,131,594
  Loans, net of unearned income..............   21,446,400    19,576,826    20,302,969    18,811,441    16,614,031
  Allowance for losses on loans..............      342,300       321,476       324,474       270,439       255,103
  Investment securities......................    7,472,455     8,301,703     6,414,197     6,185,699     6,425,174
  Total deposits.............................   23,372,116    24,896,455    22,875,879    21,330,304    20,322,078
  Short-term borrowings(3)...................    5,422,504     1,648,039     1,824,513     1,758,027     1,086,369
  Long-term debt(3)
    Parent company...........................      379,656       378,249       373,746       373,459       214,758
    Subsidiary banks.........................      738,114     1,060,483     1,365,753     1,451,712     1,219,744
  Total shareholders' equity.................    2,776,109     2,984,078     2,874,473     2,557,117     2,312,892
  Average assets.............................   32,902,370    30,744,326    29,188,805    27,610,263    24,812,394
  Average shareholders' equity...............    2,980,664     2,931,703     2,755,209     2,417,913     2,125,796
  Average shares outstanding (in thousands)
    Basic....................................      141,854       139,034       132,451       125,449       119,995
    Diluted..................................      143,983       142,693       138,220       133,452       127,416
PROFITABILITY AND CAPITAL RATIOS
  Return on average assets...................         1.25%          .73%         1.16%         1.06%         1.27%
  Return on average common equity............        13.80          7.71         12.45         12.26         15.14
  Net interest margin........................         4.36          4.40          4.57          4.48          4.53
  Net interest spread........................         3.69          3.60          3.79          3.71          3.80
  Loans/deposits (period end)................        91.76         78.63         88.75         88.19         81.75
  Common and preferred dividend payout
    ratio....................................        69.93        113.67         48.84         40.03         30.46
  Shareholders' equity/total assets (period
    end).....................................         8.34          9.42          9.59          9.10          8.85
  Average shareholders' equity/average total
    assets...................................         9.06          9.54          9.44          8.76          8.57
  Leverage ratio.............................         6.65          8.86          9.62          9.40          8.54
  Tier 1 capital/risk-weighted assets........         9.50         13.34         14.32         14.49         13.46
  Total capital/risk-weighted assets.........        12.69         16.78         16.39         16.66         15.75
CREDIT QUALITY RATIOS(4)
  Allowance for losses on loans/period end
    loans....................................         1.64%         1.71%         1.71%         1.57%         1.63%
  Nonperforming loans/total loans............          .62           .83           .81           .79           .79
  Allowance for losses on loans/nonperforming
    loans....................................          264           206           210           199           207
  Nonperforming assets/loans and foreclosed
    properties...............................          .80           .97          1.01          1.03          1.03
  Provision for losses on loans/average
    loans....................................          .36          1.04           .83           .52           .33
  Net charge-offs/average loans..............          .47           .95           .63           .47           .31

---------------

(1) Reference is made to Table 1 on page 31 for the merger-related and other significant items.
(2) Cash operating earnings are net earnings before merger-related and other significant items and goodwill and other intangibles amortization, net of income taxes.
(3) Reference is made to Note 9 to Union Planters' financial statements on page 54 for the components of short-term borrowings and long-term debt.
(4) FHA/VA government-insured/guaranteed loans have been excluded, since they represent minimal credit risk to Union Planters.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

     The following provides a narrative discussion and analysis of the major trends affecting the results of operations and financial condition of Union Planters Corporation (Union Planters or the Company). This discussion supplements Union Planters' financial statements and accompanying notes which begin on page 42 and should be read in conjunction with the financial statements and the related financial tables beginning on page 31.

UNION PLANTERS CORPORATION

     Union Planters is a $33.3 billion, multi-state bank holding company whose primary business is banking. The Company is the largest bank holding company headquartered in Tennessee and as of December 31, 1999 was the 27th largest bank holding company headquartered in the United States, based on total assets. Union Planters Bank, National Association (Union Planters Bank or UPB), headquartered in Memphis, Tennessee, is Union Planters' largest subsidiary with $32.7 billion in total assets.
     Union Planters is managed along traditional banking and non-traditional banking lines. Union Planters' only major reportable business segment is its banking operations, which accounted for 87%, 84%, and 83%, respectively, of total revenues and 92%, 89%, and 93%, respectively, of earnings before merger-related and other significant items for the three years ended December 31, 1999. This segment consists of traditional deposit taking and lending functions, including consumer, commercial and corporate lending; retail banking; and trade-finance activities. These functions are organized and managed along geographic lines. Listed below for the banking operations is the percentage of total assets, loans, deposits, and the number of banking offices and ATMs by state as of December 31, 1999.

                                        PERCENTAGE OF BANKING
                                             OPERATIONS              NUMBER OF
                                      -------------------------   ---------------
                                                                  BANKING
                                      ASSETS   LOANS   DEPOSITS   OFFICES   ATMS
                                      ------   -----   --------   -------   -----
Alabama.............................     2%       2%       2%        22        20
Arkansas............................     2        3        2         42        38
Florida.............................    16       14       16         82        73
Illinois............................    13       11       13         99       114
Indiana.............................     8        7        8         78        79
Iowa................................     3        4        3         28        34
Kentucky............................     6        7        6         40        36
Louisiana...........................     3        4        3         23        19
Mississippi.........................    10       12       10        137       124
Missouri............................    10       10       10         94       112
Tennessee...........................    25       24       25        208       348
Texas...............................     2        2        2         15        21
                                                                    ---     -----
         Total......................                                868     1,018
                                                                    ===     =====

     The Mortgage Banking operations of Union Planters Bank originate both fixed and adjustable-rate single family first mortgage loans through 30 mortgage production offices (13 retail offices and 17 wholesale offices). These offices are located in Alabama, Arizona, California, Colorado, Florida, Georgia, Iowa, Louisiana, Mississippi, Nevada, North Carolina, Ohio, Tennessee, Texas, and Washington. In addition, mortgage loans are originated in banking offices of UPB. The types of loans originated include the following:

     - loans that meet the standard underwriting policies and purchase limits established by FNMA and FHLMC (conforming conventional loans)
     - loans in amounts greater than FNMA and FHLMC purchase limits (jumbo loans)
     - loans insured or guaranteed under FHA and VA programs
     - loans exclusively for sale to specific investors that conform to the requirements of such investors
     - affordable housing loans in UPB's marketplaces

     In addition to originating mortgage loans, Union Planters operates one of the 25 largest residential mortgage loan servicing businesses in the United States. The servicing portfolio includes GNMA, FNMA, FHLMC, and private investors' loans as well as loans owned by Union Planters.

     A wholly owned subsidiary, Capital Factors, Inc. (Capital Factors), provides receivable-based commercial financing and related fee-based credit, collection, and management information services. Capital Factors has four regional offices located in New York, New York; Los Angeles, California; Charlotte, North Carolina; and Dallas, Texas; an asset-based lending office in Atlanta, Georgia; and its headquarters in Boca Raton, Florida.

     In addition to Mortgage Banking and Capital Factors discussed above, the following other non-traditional banking lines are managed on a separate basis.

     - FINANCIAL SERVICES -- includes sales of bank-eligible insurance and investment products, including annuities, credit life and mortgage insurance products sold through Union Planters Bank's extensive platform distribution sales force, and full-service and discount brokerage services
     - TRUST -- investment management, personal trust services, employee benefit administration, and proprietary mutual funds
     - BANK CARDS (MERCHANT SERVICING) -- converts payments by bank cards to cash for merchants selling goods and services (prior to the fourth quarter of 1998, UPB's credit card portfolio was included in this unit)
     - FHA/VA LOANS -- the purchase of delinquent FHA/VA government-insured/guaranteed loans from GNMA pools and third parties and the securitization and sale of these loans
     - SBA LOAN TRADING -- purchasing, packaging, and securitizing the government-guaranteed portions of Small Business Administration (SBA) loans
     - PARENT COMPANY -- funding source for acquisition activities

     Reference is made to Note 18 to the financial statements on page 68 for additional information regarding the Union Planters' operating segments. The following table summarizes earnings before taxes for banking operations, the other operating units as a group, the parent company, and merger-related and other significant items for the past three years.

                                  EARNINGS (LOSS)
                                   BEFORE TAXES
                               ---------------------
                               1999    1998    1997
                               -----   -----   -----
                               (DOLLARS IN MILLIONS)
Banking operations...........  $542    $431    $522
Other operating units........    67      56      50
Parent company(1)............   (18)     --      (8)
Merger-related and other
  significant items..........    28    (115)    (48)
                               ----    ----    ----
Consolidated earnings before
  taxes......................  $619    $372    $516
                               ====    ====    ====

---------------

(1) Net of the elimination of intercompany earnings and dividends.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     This discussion contains certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). Such statements are based on management's expectations as well as certain assumptions made by, and information available to management. Specifically, this discussion contains forward-looking statements with respect to the following items:

     - effects of projected changes in interest rates
     - effects of changes in general economic conditions
     - the adequacy of the allowance for losses on loans and the level of future provisions for losses on loans
     - the effect of legal proceedings on Union Planters' financial condition, results of operations, and liquidity
     - the effect of Internal Revenue Service (IRS) examinations on Union Planters' financial condition, results of operations, and liquidity
     - estimated future cost savings related to the consolidation of banking operations
     - business plans for the year 2000 and beyond

     These forward-looking statements involve significant risks and uncertainties including changes in general economic and financial market conditions and Union Planters' ability to execute its business plans. Although Union Planters believes that the expectations reflected in the forward-looking statements are reasonable, actual results could differ materially.

EARNINGS OVERVIEW

     Union Planters reported net earnings of $410.0 million, or $2.85 per diluted share, in 1999 compared to $225.6 million, or $1.58 per diluted share, in 1998, and $339.8 million, or $2.47 per diluted share, in 1997. Net earnings in 1999 represented a return on average assets of 1.25% and a return on average common equity of 13.80%. This compares to .73% and 7.71%, respectively, in 1998 and 1.16% and 12.45%, respectively, in 1997. Net earnings in each year included merger-related and other significant items. Table 1, on page 31, presents a summary of these items for the last five years.

     Cash operating earnings (earnings before merger-related and other significant items and goodwill and other intangibles amortization, net of income taxes) were $440.3 million, or $3.06 per diluted share, in 1999. This compares to $351.9 million, or $2.47 per diluted share, in 1998 and $392.5 million, or $2.85 per diluted share, in 1997. On a cash operating basis, the return on average assets was 1.34% in 1999, an increase from 1.14% in 1998 and compared to 1.34% in 1997. On the same basis, the return on average common equity was 14.83% in 1999, compared to 12.06% in 1998 and 14.41% in 1997.

ACQUISITIONS

     In 1999, Union Planters completed four acquisitions, all of which were accounted for as purchases and are included in Union Planters' financial results from the respective dates of acquisition. The table on page 14 presents the twenty-eight acquisitions completed over the last three years. The map on the inside front cover of this report highlights the markets currently served by Union Planters. Table 3 on page 32 and Note 2 to the financial statements on page 49 present additional information regarding acquisitions.

     STRATEGY. Management's philosophy has been to provide additional diversification of the revenue sources and earnings of Union Planters through the acquisition of well-managed financial institutions. This strategy generally targets in-market institutions, institutions in contiguous markets, and institutions having significant local market share. Acquisitions are sought that provide the opportunity to enhance Union Planters' product lines and provide the opportunity for new products and services. This strategy is also designed to enhance Union Planters' delivery system, to lower overall distribution costs, and to leverage existing banking and operational capabilities.

     OPERATING PHILOSOPHY. Prior to 1997, it was Union Planters' policy to acquire institutions and operate them as separately chartered banks. Allowing acquired banks to retain their name and continue operating on a decentralized basis was believed to provide customers the best service. This philosophy was reevaluated in 1997 due to competitive changes and the need to take advantage of technology to reduce costs, better serve customers, and provide better management information. A decision was made to merge existing banking subsidiaries and newly acquired institutions into Union Planters Bank (charter consolidation). All but two of Union Planters' subsidiary banks have been merged into Union Planters Bank.

     Management continues to believe it is imperative that customer decisions be made locally. Management's primary focus at the local level is serving its customers (loans and deposits) and broad discretion is given in achieving this end. Operational functions including accounting, deposit services, item processing, mortgage servicing, trust services, and credit administration are now provided on a centralized regional basis.

     The centralization of selected operational functions related to management's philosophy started at the end of 1997 and was substantially completed in the fourth quarter of 1999. All the planned data processing conversions for charter consolidation and 1999 and 1998 acquisitions are now complete.

     Management expected pretax earnings to be increased by an estimated $115 million to $120 million from reduced expenses related to charter consolidation and the expense and revenue synergies anticipated from acquisitions, primarily Magna Group, Inc. Savings have been achieved but were partially offset by higher expense levels resulting from acquisitions in 1999 and the expansion of existing operations such as mortgage banking and financial services.

     MERGER-RELATED AND OTHER SIGNIFICANT CHARGES. Historically, as Union Planters acquired entities, merger-related and other charges have been incurred. Also, in 1997 and 1998, charges were incurred related to the decision to consolidate substantially all of the banking charters under Union Planters Bank. These charges included the following:

     - salaries, employee benefits, and other employment-related charges for employment contract payments, change in control agreements, early retirement and involuntary separation and related benefits, post-retirement expenses, severance payments, and assumed pension termination expenses of acquired entities
     - write-downs of office buildings and equipment to be sold, lease buyouts, assets determined to be obsolete or no longer of use, and equipment not compatible with Union Planters' equipment
     - professional fees for legal, accounting, consulting, and financial advisory services
     - expenses such as asset write-offs, cancellation of vendor contracts, and other costs which normally arise from consolidation of operational activities
     - costs related to combining operations, such as FHLB prepayment penalties
     - costs related to implementing new technology, such as document imaging

     In 1999, there were no significant merger-related charges impacting operating results since the acquisitions completed were accounted for as purchases. Merger-related and charter consolidation charges totaled ($7.2) million, $183.1 million, and $64.9 million in 1999, 1998, and 1997, respectively. Reference is made to Table 1 on page 31 and Note 13 to the financial statements on page 61.

     The level of merger-related charges is directly related to the size of the institution being acquired. Currently, Union Planters does not have any material pending acquisitions and management expects the level of acquisition activity to be limited in 2000.

                  ACQUISITIONS COMPLETED SINCE JANUARY 1, 1997

                                                                                                     ACCOUNTING
   INSTITUTION ACQUIRED      DATE      STATE     ASSETS                  CONSIDERATION                 METHOD
---------------------------  -----   ---------  ---------   ---------------------------------------  ----------
                                                (DOLLARS
                                                   IN
                                                MILLIONS)
PFIC Corporation              2/97   Tennessee   $     4        .1   million shares of common stock  Purchase
SBT Bancshares, Inc.         10/97   Tennessee        99        .6   million shares of common stock  Pooling
Citizens of Hardeman County
  Financial Services, Inc.   10/97   Tennessee        62        .2   million shares of common stock  Pooling
Magna Bancorp, Inc.          11/97   Mississippi    1,191      7.1   million shares of common stock  Pooling
First Acadian Bancshares,
  Inc.                       12/97   Louisiana        81        .3   million shares of common stock  Pooling
Capital Bancorp              12/97   Florida       2,156       6.5   million shares of common stock  Pooling
Sho-Me Financial Corp.        1/98   Missouri        374       1.2   million shares of common stock  Purchase
Security Bancshares, Inc.     4/98   Arkansas        146        .5   million shares of common stock  Pooling
Peoples First Corporation     7/98   Kentucky      1,427       6.0   million shares of common stock  Pooling
Magna Group, Inc.             7/98   Missouri      7,683      33.4   million shares of common stock  Pooling
Capital Savings Bancorp,
  Inc.                        7/98   Missouri        207        .7   million shares of common stock  Pooling
CB & T, Inc.                  7/98   Tennessee       278       1.4   million shares of common stock  Pooling
Merchants Bancshares, Inc.    7/98   Texas           565       2.0   million shares of common stock  Pooling
First National Bancshares
  of Wetumpka, Inc.           7/98   Alabama         202        .8   million shares of common stock  Pooling
Alvin Bancshares, Inc.        8/98   Texas           117        .4   million shares of common stock  Pooling
Duck Hill Bank                8/98   Mississippi      21         -   million shares of common stock  Purchase
First Community Bancshares,
  Inc.                        8/98   Tennessee        39        .1   million shares of common stock  Pooling
Transflorida Bank             8/98   Florida         334       1.7   million shares of common stock  Pooling
AMBANC Corp.                  8/98   Indiana         740       3.4   million shares of common stock  Pooling
Florida Branch Purchase       9/98   Florida       1,389    $110.0   million in cash                 Purchase
Ready State Bank             12/98   Florida         622       3.2   million shares of common stock  Pooling
Southeast Bancorp, Inc.      12/98   Tennessee       324       1.2   million shares of common stock  Pooling
                                     and
                                     Kentucky
FSB, Inc.                    12/98   Tennessee       145        .9   million shares of common stock  Pooling
LaPlace Bancshares, Inc.     12/98   Louisiana        64        .4   million shares of common stock  Pooling
First Mutual Bancorp, Inc.    1/99   Illinois        403       1.4   million shares of common stock  Purchase
First & Farmers Bancshares,
  Inc.                        2/99   Kentucky        411    $ 76.0   million in cash                 Purchase
Indiana Branch Purchase       3/99   Indiana       1,903    $283.0   million in cash                 Purchase
Republic Banking
  Corporation of Florida      7/99   Florida       1,792    $410.3   million in cash                 Purchase
                                                 -------
         Total assets of
           acquisitions                          $22,779
                                                 =======

                               EARNINGS ANALYSIS

NET INTEREST INCOME

     Net interest income is comprised of interest income and loan-related fees less interest expense. Net interest income is affected by a number of factors including the level, pricing, mix, and maturity of earning assets and interest-bearing liabilities; interest rate fluctuations; and asset quality. For purposes of this discussion, net interest income is presented on a fully-taxable equivalent basis (FTE), which adjusts tax-exempt income to an amount that would yield the same after-tax income had the income been subject to taxation at the federal statutory income tax rate (currently 35% for Union Planters). Reference is made to Tables 4 and 5, on pages 33 and 34, that present Union Planters' average balance sheet and volume/rate analysis for each of the three years in the period ended December 31, 1999.

     Net interest income (FTE) in 1999 was $1.29 billion, an increase of 4.0% from $1.24 billion reported in 1998. In 1997 net interest income was $1.23 billion. The net interest margin (net interest income (FTE) as a percentage of average earning assets) was 4.36% in 1999, down from 4.40% in 1998 and 4.57% in 1997. The net interest spread between earning assets and interest-bearing liabilities increased to 3.69% in 1999 from 3.60% in 1998 and compared to 3.79% in 1997.

     In the first quarter of 1997, the Federal Reserve raised the Federal Funds rate to 5.50% where it remained for the rest of 1997. In 1998, the Federal Reserve reduced the Federal Funds rate in a series of quarter-point reductions to 4.75%. As the Federal Funds rate decreased, yields on intermediate to long-term government securities dropped significantly. The Federal Funds rate remained at the same level until the middle of 1999 when the Federal Reserve began a series of three, quarter-point increases, with the Federal Funds rate ending the year at 5.50%. In February 2000, the Federal Funds rate was increased by another quarter-point.

     The decline in rates in 1998 created a relatively flat yield curve thereby reducing opportunities to increase asset yields based on choice of maturity. Earning asset yields and the cost of interest-bearing liabilities both declined, with earning asset yields falling at a faster rate. In addition to the decline in market rates, heavy mortgage prepayments and loan sales in both 1998 and 1999 reduced the quantity of higher-yielding earning assets. During the latter part of 1998 and early 1999, Union Planters was also investing funds received in return for assumption of deposit liabilities in the Florida and Indiana Branch Purchases. As a result of these circumstances, the net interest spread (difference between earning asset yields and cost of interest-bearing liabilities) declined in 1998 and the first part of 1999.

     In the middle of 1999 as rates began to rise, Union Planters was able to reprice certain earning assets to higher yields and at the same time replace higher costing certificates of deposit with lower costing certificates of deposit or short-term borrowings and hold other interest-bearing deposits costs stable. This allowed for the net interest spread to widen and overall net interest income to increase. Net interest income also increased by approximately $115 million in 1999 due to purchase acquisitions.

     The Florida Branch Purchase refers to the purchase of 24 branches and assumption of $1.4 billion of deposit liabilities of California Federal Bank of Florida in September 1998. The Indiana Branch Purchase refers to the purchase in March 1999 of $850 million of loans, the acquisition of 56 branch locations, and the assumption of $1.7 billion of deposit liabilities of First Chicago NBD Corporation in Indiana. The other significant purchase acquisition in 1999 was Republic Banking Corporation of Florida and its subsidiary, Republic National Bank in Miami, Florida (Republic). Acquired in July 1999, Republic had total assets of $1.8 billion, total loans of $1.0 billion, and total deposits of $1.3 billion. Reference is made to Note 2 to the financial statements on page 49 for additional information regarding these acquisitions and the other acquisitions completed over the last three years.

     If interest rates continue to rise, some downward pressure is likely to continue on both the net interest margin and net interest spread. This is consistent with industry trends which is a reflection of heightened competition for traditional loan and deposit products. It also reflects Union Planters increased reliance on short-term borrowings resulting from a decline in deposits. Management is continuing to emphasize loan and deposit growth in the markets it serves to strengthen net interest income. The "Market Risk and Asset/Liability Management" discussion on page 28 presents an analysis of the projected impact of interest rate changes on Union Planters' net interest income.

INTEREST INCOME

     Interest income (FTE) decreased $15.8 million in 1999 to $2.34 billion. The decrease was attributable to a reduction in the average yield on average earning assets from 8.31% in 1998 to 7.87% in 1999, which equated to a $122.3 million decline in interest income. This decrease was partially offset by a $1.4 billion increase in average earning assets to $29.7 billion in 1999, which increased interest income $106.5 million.

     During the fourth quarter of 1998 and first quarter of 1999, the low interest rate environment produced a high level of mortgage loan refinancing. As these refinancing levels increased, mortgage-backed loans and securities yields dropped. At December 31, 1999 and 1998 approximately 36% and 39%, respectively, of Union Planters' earning assets were mortgage-backed loans and mortgage-backed investment securities. Downward pressure on earning asset yields also occurred as a result of the following: (i) sale of Union Planters' credit card portfolio (approximately $440 million in the fourth quarter of 1998 and $20 million in the first quarter of 1999) which had a weighted average yield of approximately 13%;
(ii) the securitization and sale in the first quarter of 1999 of $132 million of FHA/VA loans, with a weighted average yield of 9.7%; and (iii) the sale of $296 million of ARM loans in June 1999, with a weighted average yield of 7.6%. Reference is made to "Noninterest Income" on page 17 for a discussion of the gains that resulted from these sales. As interest rates rose in the latter half of 1999, yields on mortgage loans and variable-rate commercial loans, as well as yields on other earning assets, increased.

     The growth of earning assets in 1999 is attributable primarily to both loans and investment securities. Average loans increased 3% due primarily to acquisitions. The growth was partially offset by the loan sales and the high level of mortgage refinancing discussed above. The investment securities growth, 12.8%, is attributable to the investment of funds received in exchange for the assumption of deposit liabilities in the Florida and Indiana Branch Purchases.

     Interest income (FTE) increased 2.5% in 1998. The increase is attributable to the growth of average earning assets, which increased $1.4 billion. This growth equated to a $106.8 million increase in interest income. Partially offsetting this growth was a decline in the average yield on earning assets from 8.53% in 1997 to 8.31% in 1998, or a decrease in interest income of $48.4 million.

     The earning asset growth in 1998 was attributable to a 15.0% growth in investment securities and a 2.5% growth in average loans. The growth of investment securities was attributable to the investment of funds received in exchange for the assumption of deposit liabilities in the Florida Branch Purchase. Loan growth in 1998 was offset by the sale of the credit card portfolio and the securitization and sale of $380 million of FHA/VA loans. The decrease in the yield on average earning assets was attributable to the lower interest rate environment and partially to the sale of higher yielding loans.

INTEREST EXPENSE

     Interest expense decreased $65.7 million in 1999 to $1.04 billion. The decrease was due primarily to a decrease in rates paid on average interest-bearing liabilities from 4.71% in 1998 to 4.18% in 1999. The decline in the average rate paid reduced interest expense $104.1 million. This decrease was partially offset by a $1.4 billion increase in average interest-bearing liabilities, which increased interest expense $38.4 million. This growth was attributable primarily to deposit liabilities assumed in the Florida and Indiana Branch Purchases and the Republic acquisition and to an increase in short-term borrowings, primarily short-term FHLB advances. Short-term FHLB advances increased in 1999 in response to a decline in deposits (see the "Deposits" discussion on page 26) which created a need for an alternative funding source. Average long-term debt outstanding decreased as long-term FHLB advances of acquired entities merged with Union Planters Bank were paid off and long-term debt of subsidiaries matured in 1999.

     Interest expense increased $42.6 million in 1998 to $1.11 billion. The increase was attributable to the $1.1 billion increase in average interest-bearing liabilities, which increased interest expense $50.0 million. The increase is attributable to interest-bearing deposit liabilities assumed in the third quarter Florida Branch Purchase and other 1998 acquisitions. Average long-term debt also increased due to the issuance of $300 million of 6.5% Putable/Callable Subordinated Notes. Partially offsetting these increases was a decline in the average rate paid for interest-bearing liabilities from 4.74% in 1997 to 4.71% in 1998, or a $7.4 million decrease in interest expense.

     A summary of the components of average earning assets and interest-bearing liabilities is as follows:

                                                               1999    1998    1997
                                                              ------   -----   -----
AVERAGE EARNING ASSETS (IN BILLIONS)........................  $ 29.7   $28.3   $26.9
Comprised of:
  Loans.....................................................      71%     72%     74%
  Investment securities.....................................      27      25      23
  Other earning assets......................................       2       3       3
Yield earned on average earning assets......................    7.87    8.31    8.53

AVERAGE INTEREST-BEARING LIABILITIES (IN BILLIONS)..........  $ 24.9   $23.5   $22.4
Comprised of:
  Deposits..................................................      83%     85%     84%
  Short-term borrowings.....................................      12       6       8
  FHLB advances, short- and medium-term bank notes, and
    other long-term debt....................................       5       9       8
Rate paid on average interest-bearing liabilities...........    4.18    4.71    4.74

PROVISION FOR LOSSES ON LOANS

     The provision for losses on loans (the provision) in 1999 was $74.0 million, or .36% of average loans, excluding FHA/VA government-insured/guaranteed loans (FHA/VA loans). This compares to a provision of $204.1 million, or 1.04% of average loans, excluding FHA/VA loans, in 1998 and $153.1 million, or .83% of average loans, excluding FHA/VA loans, in 1997.

     The higher provision in 1998 compared to 1999 was attributable primarily to the banks acquired in 1998 and the December 31, 1997 acquisitions. Upon acquisition, management implemented a more aggressive policy of dealing with problem credits, which involved setting goals for reducing the overall level of problem credits. Loans were charged down to estimated realizable values allowing for quicker disposal of the underlying assets pledged as collateral. This policy resulted in higher provisions and higher levels of specific credit charge-offs in 1998. Union Planters' credit card portfolio, prior to its sale in the fourth quarter of 1998, accounted for a large percentage of the provision and net charge-offs in 1998 and 1997. In 1998, credit card provisions and net charge-offs were approximately 16% and 25%, respectively, of the total provision and charge-offs. This compares to 39% for both in 1997. Also impacting the provision were provisions and charge-offs related to two asset-based credits in Capital Factors' operations which deteriorated in the fourth quarter of 1998. The provision and charge-offs related to these loans were $20 million and $13 million, respectively.

     Management expects increases in the provision in 2000 only in proportion to the level of loan growth, excluding the impact of any acquisitions and deterioration of specific credits. Provisions in the range of 35 to 45 basis points on average loans are anticipated for the existing portfolio based on the current condition of the portfolio and assuming current economic conditions continue.

NONINTEREST INCOME

     Noninterest income in 1999 was $512.7 million, down $56.1 million from $568.8 million in 1998 and compared to $470.8 million in 1997. The major components of noninterest income are presented on the statement of earnings on page 43 and in Note 13 to the financial statements on page 61. Table 1, which follows this discussion, on page 31 presents a five-year trend of the major components of noninterest income including certain significant items that impact the five-year trend.

     The significant items impacting noninterest income over the last three years, which management does not consider operating items are as follows. Certain of the items do recur periodically.

     - Union Planters sold its credit card portfolio in the fourth quarter of 1998, which resulted in a gain of $72.7 million. In 1999, additional gains of $3.3 million were recognized as portfolios of acquired entities were sold.
     - Periodically, Union Planters securitizes and sells previously past due FHA/VA guaranteed-loans serviced by Union Planters Bank. In 1998 approximately $380 million of these loans were sold and a gain of $19.6 million was recognized. In 1999, a gain of $5.3 million was recognized when $132 million of these loans were securitized and sold. Additional sales are expected depending on market conditions and qualifying loans in the portfolio.
     - As part of Union Planters' asset/liability management, investment securities are all classified as available for sale securities. In 1999, investment securities gains of $2.1 million were realized compared to investment securities losses of $9.1 million in 1998. In 1997 investment securities gains were $4.9 million. The loss in 1998 resulted from premium write-downs ($22.8 million) of certain high-coupon mortgage-backed securities of an acquired entity due to the acceleration of prepay-ments of the underlying loans. The loss was partially offset by a $6.0 million gain resulting from the contribution of certain equity securities to a charitable foundation established by Union Planters.
     - Gains on the sale of branches and other selected assets have resulted primarily from Union Planters' acquisition program. In 1999 these gains totaled $3.9 million compared to $6.3 million and $16.3 million in 1998 and 1997, respectively. The larger gain in 1997 resulted from the sale of several upper east Tennessee branches and deposits acquired from Leader Federal Corporation.
     - The sale of $296 million of ARM loans in 1999 resulted in a gain of $5.0 million.
     - Union Planters' corporate trust business (primarily general obligation bond administration for government entities) was sold in 1999 resulting in a gain of $2.4 million. An additional gain of approximately $2.1 million may be recognized in 2001, contingent upon business retention. Certain other amounts have been deferred over the period of non-compete agreements.

     Excluding the items identified above, noninterest income was $490.6 million in 1999, an increase of $15.4 million from 1998 and compared to $449.6 million in 1997. A discussion of the major components of noninterest income follows.

     SERVICE CHARGES ON DEPOSIT ACCOUNTS. Service charges on deposit accounts are fees received for services related to retail and commercial deposit products. These fees are the largest component of noninterest income. These fees increased $13.7 million in 1999 to $170.1 million. This compares to $156.4 million and $157.3 million in 1998 and 1997, respectively. The growth in this area related to acquisitions, primarily the Florida and Indiana Branch Purchases and the Republic acquisition. Growth of these fees leveled off in the fourth quarter of 1999. Continued growth of these fees is dependent on the level of deposits and volume of customer transaction activity as well as competitive conditions in local markets.

     MORTGAGE BANKING REVENUES. Mortgage banking revenues are comprised of mortgage servicing income, mortgage origination fees, gains or losses on the sale of mortgage loans, capitalized mortgage servicing rights, gains on the sale of mortgage servicing rights, and other miscellaneous fees related to mortgage origination and servicing activities. These revenues increased 7.6% in 1999 to $96.8 million. This compares to $90.0 million in 1998 and $80.7 million in 1997. Mortgage banking revenues increased in 1997, 1998, and the first half of 1999 as a low interest rate environment increased mortgage originations driven by a high level of refinancing activity. These increases slowed in the last half of 1999 as interest rates increased.

     In order to increase its mortgage loan origination capacity, Union Planters acquired retail and wholesale loan production offices in 1999 in markets outside of its existing banking markets. In April 1999, Union Planters acquired seven retail mortgage loan production offices in Northern California which was a complement to its existing wholesale office in Irvine, California. The California retail offices are located in Benecia, Dublin, Campbell, Capitola, Saratoga, Santa Maria, and Bakersfield. In October 1999, Union Planters acquired the wholesale loan production operations of Colonial Mortgage Company, which included offices in Atlanta, Cincinnati, Dallas, Denver, Des Moines, Greensboro, Las Vegas, Montgomery, Niceville (FL), Phoenix, Seattle, and St. Petersburg. Both of these acquisitions complement existing Union Planters' mortgage production operations and provide a better balance between origination and servicing capacity. The increased origination capacity will allow the mortgage operations to replace normal run-off in its servicing portfolio and increase the number of loans serviced. Union Planters' goal is to increase mortgage servicing fee income.

     Mortgage loans originated are either retained for UPB's portfolio or are sold into the secondary market and the servicing rights are retained. "Conforming conventional loans" sold into the secondary market are typically pooled and exchanged for securities issued by FNMA or FHLMC, which are sold to investment banking firms. "Jumbo loans" produced are sold to private investors. FHA-insured and VA-guaranteed loans produced for sale in the secondary market are pooled to form GNMA mortgage-backed securities, which are sold to investment banking firms. Loans originated through the wholesale offices are purchased through approximately 3,000 approved mortgage brokers. A formal approval and monitoring process is in place to select all brokers, assess their performance, and evaluate the credit quality of loans they originate. Mortgage brokers demonstrating unacceptable performance or insufficient loan activity are removed from UPB's program. Loans originated and retained in Union Planters' portfolio are centrally processed, underwritten, and serviced by UPB's Portfolio Mortgage Administration Center located in Hattiesburg, Mississippi.

     Single family mortgage loans originated were $3.6 billion and $2.6 billion in 1999 and 1998, respectively. Of the $3.6 billion originated in 1999, $2.4 billion was sold in the secondary market and $1.2 billion was retained in Union Planters' portfolio. In 1998, $1.6 billion of the originated loans were sold in the secondary market and the balance were retained in the portfolio.

     At December 31, 1999, Union Planters' single family mortgage loan servicing portfolio totaled $18.0 billion or approximately 355,000 loans, including $5.8 billion of loans serviced, or approximately 125,000 loans, for Union Planters' own account. At December 31, 1998, Union Planters' single family mortgage loan servicing portfolio totaled $17.4 billion, or approximately 357,000 loans, including $5.3 billion serviced for Union Planters.

     FACTORING COMMISSIONS. A separate subsidiary of Union Planters Bank, Capital Factors, provides factoring and other specialized commercial financial services to small- and medium-sized companies. Capital Factors purchases accounts receivable from its clients pursuant to factoring agreements. Capital Factors earns a commission in return for the services rendered to clients, including credit protection, collection, and management information services. Commissions earned from these activities were $29.5 million in 1999, down from $30.6 million in 1998 and compared to $30.1 million in 1997. The decline in factoring commissions in 1999 was due to a decrease of approximately $16 million in factored sales purchased. The factoring volume was $3.49 billion in 1999 compared to $3.50 billion in 1998. Additionally, factoring fees as a percentage of factored sales purchased have declined. Both decreases are attributable primarily to competitive market pressure.

     BANK CARD INCOME. Bank card income currently represents Union Planters' merchant processing. Income is earned by the conversion to cash of payments received by merchants from customers using credit cards, debit cards, purchase cards, and private label credit cards. Prior to 1999 bank card income also included transaction fee income from Union Planters' credit card portfolio. Bank card income was $26.9 million in 1999 compared to $38.6 million in 1998 and compared to $39.5 million in 1997. Management sees an opportunity to grow this business and achieve "back-office" efficiencies.

     ATM TRANSACTION FEES. These fees relate to noncustomer usage of Union Planters' ATMs. These fees are directly related to the volume of transactions. Union Planters had 1,018 ATM machines at December 31, 1999 compared to 1,034 at December 31, 1998. Union Planters' ATMs by state are shown in the "Union Planters Corporation" discussion on page 11. These fees were $25.0 million in 1999, an increase of 29.5% over 1998. These fees increased 23.0% in 1998 compared to 1997.

     TRUST SERVICE INCOME. Trust service income represents fees from management of estates, personal trusts and employee benefit plans, investment advisory services, and stock transfer services for a limited number of companies. Trust service income in 1999 was $23.9 million, down slightly from $24.1 million in 1998 and compared to $24.0 million in 1997. At December 31, 1999, total assets under administration were $11.3 billion, compared to $12.4 billion at year end 1998. Of that number, managed assets were $4.4 billion at December 31, 1999 compared to $3.4 billion at December 31, 1998. The decrease in trust service income and total assets under administration during 1999 is attributable primarily to the sale of Union Planters' corporate trust business in 1999.

     FINANCIAL SERVICES INCOME. Financial services income includes annuity sales income, insurance commissions, and brokerage fee income, which are generated by Union Planters Financial Services Group. Revenues from these areas grew by 29.4% and 22.4% in 1999 and 1998, respectively. Union Planters utilizes a platform distribution format in which Union Planters' branch office personnel generate a majority of these revenues through customer contact in branch locations. Union Planters currently has over 2,800 licensed branch office annuity and insurance agents and that number is projected to grow in 2000. Brokerage fee income is generated through a centrally located discount brokerage operation, as well as full service registered representatives handling sales of investment products primarily in the Metropolitan markets served by Union Planters.

     Annuity sales income is generated from commissions resulting from the sale of fixed-rate annuities. Income from annuity sales commissions were $17.5 million in 1999 compared to $7.8 million in 1998 and $10.5 million in 1997. Growth from this operation is attributable to extensive training of Union Planters platform representatives that focuses on identifying financial solutions for customers and developing relationship selling skills.

     Insurance commission income is generated from the sale of credit life, mortgage, property and casualty, and other bank-eligible insurance products. In 1999, insurance commissions were $17.8 million, an increase of $3.7 million over $14.1 million in 1998. These commissions were $12.9 million in 1997. Approximately 60% of the commissions in 1999 were credit life insurance commissions and 40% were other insurance commissions. Union Planters owns a captive credit life underwriter that allows Union Planters to better serve its customers' needs and participate in underwriting gains. Union Planters plans to offer additional term and single premium insurance products as well as to initiate a joint venture title insurance relationship in 2000.

     Brokerage fee income is generated through full-service and discount brokerage operations. Brokerage fee income in 1999 was $17.6 million, down $1.4 million from 1998. In 1998, these fees increased $9.0 million to $19.0 million. The decline in income is primarily attributable to restructuring and integrating the brokerage operations of acquired banks into Union Planters' platform sales format. This operation currently has over 360 licensed "Series 6" platform agents and dedicated full service "Series 7" representatives. Expansion of this operation is expected in 2000, with an increase in the number of licensed agents and the completion of the program's restructuring effort. Fee income in this operation is transaction driven and fluctuates year to year.

     All three of these areas are cross-selling their products to Union Planters' customers as well as other financial services customers. This group has implemented a TeamsEnAction program to assist in this effort. TeamsEnAction was developed and partnered with another firm to enhance Union Planters' capabilities in identifying customer financial needs and implementing appropriate financial solutions. In 2000, Union Planters will initiate an Internet-based version of TeamsEnAction software that is designed to increase the cross-selling of all financial and bank products offered to customers and facilitate the measurement of account profitability. This software will allow Union Planters' branch personnel to proactively evaluate customers' needs for the purpose of determining the most effective manner for delivering the appropriate financial solution.

     The Gramm-Leach-Bailey Act passed in 1999 will increase competitive pressure as Union Planters seeks to expand this business segment and engage (and retain) talented licensed personnel. Effective March 11, 2000, this financial modernization legislation will permit eligible holding companies to offer expanded financial services as a financial holding company, and to combine with insurance and securities firms. Union Planters believes it has a successful platform sales program for its financial service activities based on relationship selling, which is expected to continue to increase revenues in 2000.

     OTHER INCOME AND ELECTRONIC BANKING. All other noninterest income totaled $65.5 million in 1999, which compares to $75.3 million and $68.9 million in 1998 and 1997, respectively. Other income sources include letter of credit fees, miscellaneous factoring fees, safe deposit box fees, fees for travelers checks and money orders, earnings or losses related to investments accounted for using the equity method of accounting, and other miscellaneous revenue sources.

     In 1998, Union Planters invested in FundsXpress, Inc., a third-party Internet delivery company, to develop Union Planters Bank's Internet delivery system. In 1999, Union Planters' losses related to FundsXpress' operations were $4.5 million, which reduced other noninterest income. Union Planters has approximately 40,000 customers (approximately 2% of its total customers) using its online banking services and expects to increase that number. The system supports both retail and commercial customers and includes the following services:

     - Balance inquiry/transfers/transaction history/statements
     - Bill payment services
     - ATM network delivery (two networks under contract and one in production)
     - Bill presentment (Internet and ATM)
     - Images of checks and statements
     - Brokerage services (currently piloting this service)
     - Other traditional and nontraditional products

     Also contributing to the decrease in other noninterest income was a decline in earnings from VSIBG, a limited partnership investment, to $1.9 million for 1999 compared to $3.8 million in 1998 and $2.3 million in 1997. VSIBG is an investment banking operation which provides fixed-income investment products to small and medium size financial institutions. Profits and commissions from SBA trading operations also decreased in 1999 to $4.3 million from $5.4 million in 1998 and $7.3 million in 1997. This operation buys, sells, and securitizes government-guaranteed SBA pools and government-guaranteed portions of SBA loans.

NONINTEREST EXPENSE

     Noninterest expense decreased 10.3% in 1999 to $1.1 billion compared to $1.2 billion and $1.0 billion in 1998 and 1997, respectively. The components of noninterest expense are presented on the statement of earnings on page 43 and in
Note 13 to the financial statements on page 61. Table 1, on page 31, presents a five-year trend on the major components of noninterest expense, including merger-related and significant charges.

     Merger-related, charter consolidation and other expenses related to ongoing integration of operations totaled $183.1 million in 1998 compared to $64.9 million in 1997. These expenses were not significant in 1999 since Union Planters' acquisitions were accounted for as purchases.

     Excluding the above-described expenses and other unusual expenses identified on Table 1, noninterest expenses were $1.1 billion in 1999, an increase of 9.2% from 1998 and compared to $932.6 million in 1997. Acquisitions, primarily the Republic acquisition, and the impact of the Indiana and Florida Branch Purchases increased expenses an estimated $76 million in 1999. This is an estimated number since their operations were merged immediately with Union Planters' operations. Goodwill and other intangibles amortization related to acquisitions increased $27.1 million in 1999 to $56.4 million. This compares to $29.3 million in 1998 and $21.4 million in 1997. Excluding the impact of acquisitions and goodwill and other intangibles amortization, expenses decreased approximately $13 million in 1999. The reduction of expenses resulted from cost savings from mergers of operations and was offset by growth in the mortgage banking and financial services operations, expenses related to conversion and integration of bank operations, and expenses related to year 2000 preparedness.

     Salaries and employee benefits, which represent the largest category of noninterest expense, were $502.3 million in 1999 compared to $468.7 million in 1998 and $440.5 million in 1997. At December 31, 1999, Union Planters had 13,156 full-time equivalent employees compared to 12,330 and 12,304, respectively, at December 31, 1998 and 1997. The increase in salaries and employee benefits expense is attributable to merit salary increases, incentive compensation, and increases in salaries and employee benefits expense related to acquisitions accounted for as purchase transactions.

     The other major expense categories impacting noninterest expenses between 1999 and 1998 are as follows:

     - Net occupancy expense increased $12.1 million to $88.1 million in 1999. This increase relates to acquisitions (primarily the Florida and Indiana Branch Purchases and the Republic acquisition) and expansion of existing operations.
     - Equipment expense increased $9.0 million in 1999 to $81.7 million. This increase relates to acquisitions and to additional equipment for regional processing centers (data warehouse and check imaging systems).
     - Communications expense increased $8.3 million in 1999 to $34.3 million. The increase relates to acquisitions and communication systems necessary to support Union Planters' twelve-state operations.
     - Advertising and promotion expense increased $4.8 million in 1999 to $29.8 million. Advertising to promote Union Planters in newly entered markets, advertising in existing markets to increase loans and deposits, advertising related to "Y2K" education and readiness, and growth due to a larger organization were the primary reasons for the increase.
     - Taxes other than income taxes decreased $4.8 million to $6.9 million in 1999.
     - Other real estate expense decreased $4.4 million to $5.4 million in 1999.
     - All other operating expenses had a net increase of $5.1 million.

     Between 1998 and 1997 the other major expense categories changed as follows:

     - Equipment expense increased $10.0 million to $72.7 million in 1998. The increase related to Union Planters' expansion through acquisitions and equipment needs related to the charter consolidation.
     - Amortization of mortgage servicing rights increased $4.5 million to $22.0 million in 1998. The increase related to additional servicing acquired in 1998, which increased mortgage servicing rights approximately $62.5 million.
     - Communications expense increased $5.3 million to $26.0 million. The increase related to expansion of operations.
     - Other personnel services expense increased $4.8 million to $15.6 million in 1998. This expense category includes training, relocation, and other miscellaneous expenses related to personnel.
     - All other operating expenses decreased approximately $1.6 million.

     In addition to the items discussed above, a significant amount of management time in 1999 was again spent on the continuing consolidations of "back office" functions, integration of recently completed acquisitions, and compliance issues related to "Y2K." In some cases, expenses were duplicated while the conversions or integrations were in progress. Quantification of these expenses cannot be made but they increased overall operating expenses in 1998 and 1999.

INCOME TAXES

     Income taxes consist of provisions for federal and state income taxes totaling $208.8 million in 1999, or an effective rate of 33.75%. This compares to applicable income taxes of $146.3 million in 1998 and $176.0 million in 1997. These amounts represent effective tax rates of 39.34% and 34.12%, respectively, in 1998 and 1997. The variances from federal statutory rates (35% for all three years) are attributable to the level of tax-exempt income from investment securities and loans, nondeductible merger-related expenses, and the effect of state income taxes. The decrease in the effective tax rate in 1999, as compared to 1998, is attributable to the level of taxable income, changes in the mix of taxable and nontaxable revenues, and a decrease in nondeductible merger-related and other expenses. For additional information regarding Union Planters' effective tax rates for all periods, see Note 15 to the financial statements on page 64.

     Union Planters and certain of its subsidiaries are currently under routine examination by the IRS. While the ultimate results of these examinations cannot be predicted with certainty, management believes that it has sufficient reserves to cover any resulting liability therefrom and consequently, the examinations are not expected to have a material adverse effect on Union Planters' results of operations, financial condition, or liquidity.

     At December 31, 1999, Union Planters' had a net deferred tax asset of $254.7 million, which is included in other assets. This compares to $160.6 million at December 31, 1998. The increase is attributable primarily to the change in the net deferred tax asset related to the unrealized gain or loss on available for sale investment securities. Reference is made to the "Investment Securities" discussion below.

     Realization of a portion of the $254.7 million net deferred tax asset is dependent upon generation of future taxable income sufficient to offset future deductions. Management believes that, based upon historical earnings and anticipated future earnings, normal operations will continue to generate sufficient future taxable income to realize in full these deferred tax benefits. Therefore, no extraordinary strategies are deemed necessary by management to generate sufficient taxable income for purposes of realizing the net deferred tax asset.

                          FINANCIAL CONDITION ANALYSIS

     At December 31, 1999, Union Planters reported total assets of $33.3 billion compared to $31.7 billion for December 31, 1998. Average total assets for 1999 were $32.9 billion compared to $30.7 billion for 1998. Acquisitions and branch purchases in 1999, accounted for as purchases, increased total assets approximately $4.5 billion. Reference is made to Table 3 on page 32 for the balance sheet impact of acquisitions.

EARNING ASSETS

     Earning assets are composed of loans, investment securities, trading account assets, federal funds sold, securities purchased under resale agreements, and interest-bearing deposits at financial institutions. The net interest income from these assets accounts for approximately 72% of Union Planters' operating revenue stream. At December 31, 1999, earning assets totaled $29.8 billion compared to $28.7 billion at year end 1998. Average earning assets were $29.7 billion in 1999 compared to $28.3 billion in 1998. The increase in average earning assets in 1999 is attributable to purchase acquisitions, primarily the Florida and Indiana Branch Purchases and the Republic acquisition.

INVESTMENT SECURITIES

     As part of its asset/liability management strategy, Union Planters classifies all of its investment securities as available for sale securities, which are carried on the balance sheet at fair value. This strategy gives management flexibility to actively manage the investment portfolio as market conditions and funding requirements change. The investment securities portfolio was $7.5 billion at December 31, 1999 compared to $8.3 billion at December 31, 1998. Average investment securities were $8.1 billion and $7.2 billion, respectively, for these periods.

     The investment portfolio declined between 1998 and 1999 as securities matured and were not reinvested due to other funding needs. Funds were invested in the investment portfolio in the latter part of 1998 as Union Planters received funds in return for assuming approximately $1.4 billion of deposit liabilities in the Florida Branch Purchase. The investments in late 1998 and purchase acquisitions caused investment securities on average in 1999 to be higher than in 1998. The weighted average yield on the investment portfolio decreased six basis points from 1998 to 6.43% in 1999.

     At December 31, 1999 the investment portfolio had a net unrealized loss of $212.6 million which compares to a net unrealized gain of $93.1 million at year end 1998. The unrealized loss resulted from increasing interest rates. Investments made in a lower interest rate environment lost value as interest rates increased. Management does not expect any losses to result from the decline in the value of the portfolio because maturities of securities and other funding sources should meet Union Planters' liquidity needs. Any losses taken will result from strategic or discretionary decisions to adjust the investment portfolio. Reference is made to Note 4 to the financial statements on page 50, which provides the composition of the investment portfolio for the last two years, along with a breakdown of the maturities and weighted average yields of the portfolio at December 31, 1999.

     U.S. Treasury and U.S. Government agency obligations represented 56.0% of the investment securities portfolio at December 31, 1999, 71.6% of which are Collateralized Mortgage Obligation (CMO) and mortgage-backed security issues. At December 31, 1998, 63.1% of the investment portfolio was U.S. Treasury and U.S. Government agency obligations, of which 63.7% were CMOs and mortgage-backed securities. Union Planters has some credit risk in the investment securities portfolio; however, management does not consider that risk to be significant and does not believe that cash flows will be significantly impacted. Reference is made to the "Net Interest Income" and "Market Risk and Asset/Liability Management" discussions on pages 15 and 28, respectively, for information regarding the market-risk in the investment securities portfolio.

     The limited credit risk in the investment securities portfolio at December 31, 1999 consisted of 23.7% of investment grade CMOs, 17.0% municipal obligations, and 3.3% other stocks and securities (primarily equity securities and Federal Reserve Bank and Federal Home Loan Bank stock).

     At December 31, 1999, Union Planters had approximately $7.2 million of "structured notes" compared to $45.3 million at year end 1998. Structured notes have uncertain cash flows which are driven by interest-rate movements and may expose a company to greater market risk than traditional investments. All of Union Planters' investments of this type are government agency issues (primarily Federal Home Loan Banks and Federal National Mortgage Association).

LOANS

     Loans are the largest classification within earning assets of Union Planters and represented approximately 71% of average earning assets for 1999 compared to 72% for 1998. Loans at December 31, 1999 totaled $21.4 billion compared to $19.6 billion at year end 1998. Average loans were $21.1 billion in 1999, an increase of $643 million (3.1%) from $20.5 billion in 1998. Excluding FHA/VA loans, average loans increased 5.1% in 1999 to $20.5 billion. Purchase acquisitions in 1999, primarily the Indiana Branch Purchase and the Republic acquisition, added approximately $2.3 billion of loans. Table 7 on page 35 presents a five-year summary of the composition of the loan portfolio.

     Loan volumes were impacted in the fourth quarter of 1998 and first quarter of 1999 by the sale of Union Planters' credit card portfolio, approximately $440 million of loans and approximately $20 million of loans, respectively. Union Planters also securitized and sold approximately $380 million of previously defaulted FHA and VA loans in 1998. In March 1999, a similar transaction occurred involving approximately $132 million of FHA/VA loans. Similar securitizations and sales of FHA/VA loans in the future are dependent on market conditions and the level of qualifying FHA/VA loans. A sale of ARM loans occurred in June 1999 involving approximately $296 million of loans.

     The various categories of loans are subject to varying levels of risk. Management mitigates this risk through portfolio diversification and geographic diversification. Union Planters' loan portfolio is spread over the twelve states in which it has banking locations and other geographic areas serviced by these locations. Reference is made to the table at the beginning of this discussion, which presents the percentage of Union Planters' loans by state for the banking operations. The largest concentration of loans is in single family residential loans, comprising 26% of the loan portfolio, which historically have low loan loss experience. Union Planters has a limited amount of foreign exposure, less than 2% of the loan portfolio. The foreign loans are primarily U.S. dollar trade finance loans to correspondent banks in Central and South America and there are no significant loans to foreign governments.

     Union Planters' loan portfolio is also diversified by the relative size of the loans in the portfolio. Of the top 50 loan relationships in the loan portfolio, the largest outstanding was $45 million. The top fifty relationships totaled $971 million, or an average of $20 million. Union Planters has an overall internal limit, subject to exception on a case-by-case basis, for loan relationships of $50 million, with lower sub-limits established for various risk classifications.

     SINGLE FAMILY RESIDENTIAL LOANS. Single family residential loans totaled $5.6 billion at both December 31, 1999 and 1998. These loans were 26% of the loan portfolio at December 31, 1999 compared to 29% at year end 1998. The decrease in the percentage of these loans in the portfolio and the lack of growth in this sector of the portfolio reflects the high level of prepayments from refinancing activity in the low interest rate environment present in 1998 and the first half of 1999, as well as loan sales. The overall decline was partially offset by single family loans from acquisitions. The expected higher interest rate environment in 2000 is expected to slow loan prepayments and increase new volume since these loans are generally adjustable-rate and are expected to be more attractive to borrowers relative to fixed-rate loans.

     COMMERCIAL LOANS. Commercial, financial, and agricultural loans, including foreign loans and direct lease financing, totaled $5.3 billion, or 24% of the portfolio, at December 31, 1999. This represents a 38% increase over December 31, 1998, which was $3.8 billion. The growth in this segment is attributable primarily to the acquisitions in 1999.

     OTHER MORTGAGE LOANS. This segment of the portfolio totaled $4.6 billion, or 21% of the loan portfolio at December 31, 1999. This compares to $4.4 billion at December 31, 1998, or 22% of the loan portfolio. At December 31, 1999, loans for nonfarm nonresidential properties (commercial real estate) totaled $3.6 billion, or 79% of this category, which compares to $3.5 billion, or 80% of this category at year end 1998. Owner occupied commercial real estate loans represented approximately 40% of the loans in this category and typically have less risk than income producing commercial real estate loans. Loans secured by multifamily residential properties and loans secured by farmland comprised 13% and 8%, respectively, of this category of the portfolio, which compares to 12% and 8%, respectively, at year end 1998.

     REAL ESTATE CONSTRUCTION LOANS. These loans totaled $1.6 billion at December 31, 1999, or 7% of the loan portfolio, which compares to $1.2 billion at December 31, 1998, or 6% of the loan portfolio. At year-end approximately 32% are single family construction loans, approximately 36% commercial construction loans, and approximately 32% are land development loans. These percentages were 40%, 40%, and 20%, respectively, in 1998.

     FHA/VA GOVERNMENT-INSURED/GUARANTEED LOANS (FHA/VA LOANS). The FHA/VA loans (single family residential loans) declined $241 million in 1999 to $519 million at December 31, 1999, or 2% of the loan portfolio. The decrease relates partially to the securitization and sale of approximately $132 million of previously defaulted FHA/VA loans in the first quarter of 1999, for a gain of approximately $5.3 million. Management continues to purchase these loans out of its servicing portfolio. The number of past due loans at above current market rates in the servicing portfolio has significantly declined which has reduced the opportunities to increase interest income from the purchase of these loans. Additional securitizations and sales are possible in 2000.

     As a loan servicer, Union Planters is obligated to pass through to the holders of a GNMA mortgage-backed security, the coupon rate, whether or not the interest due on the underlying loans has been collected from the borrower. When an FHA/VA government-insured/guaranteed single-family loan which carries an above-market rate of interest has been in default for more than 90 days, it is Union Planters' policy to buy the delinquent FHA/VA loan out of the GNMA pools serviced by Union Planters. This action eliminates Union Planters' obligation to pay the coupon rate. Union Planters thereby earns the net interest-rate differential between the coupon rate which it would otherwise be obligated to pay to the GNMA holder and Union Planters' lower cost of funds. Furthermore, management has purchased in prior years additional delinquent FHA/VA government-insured/guaranteed loans from other GNMA servicers to leverage the operating costs of this operation.

     Since all of these loans are FHA/VA government-insured/guaranteed loans, Union Planters' investment is expected to be recoverable through claims made against the FHA or the VA. Management believes the credit risk and the risk of principal loss is minimal. For this reason, management has excluded these loans from the credit quality data and resulting ratios presented in this report. Any losses incurred would not be significantly greater or less than if Union Planters had continued solely as servicer of the FHA/VA loans. The risk involving these loans arises from not complying timely with FHA/VA's foreclosure process and certain non-reimbursable foreclosure costs.

     Union Planters, by purchasing the delinquent FHA/VA loans, also assumes the interest-rate risk associated with funding a loan if timely foreclosure should not occur. Risk also exists, under certain circumstances, that FHA or VA might reject claims or the claim might otherwise not be able to be collected in full. FHA/VA claims receivables totaled $108.6 million at December 31, 1999 compared to $126.2 million at December 31, 1998.

     Provisions for losses related to the FHA/VA claims are provided through noninterest expense as provisions for losses on FHA/VA foreclosure claims and the corresponding liability is carried in other liabilities. Provisions for losses on FHA/VA foreclosure claims totaled $1.2 million, $4.7 million, and $8.0 million, respectively, in 1999, 1998, and 1997. At December 31, 1999, the Corporation had a reserve for FHA/VA claims losses of $28.0 million compared to $27.5 million at December 31, 1998.

     CONSUMER LOANS. This segment of the loan portfolio totaled $2.8 billion at December 31, 1999, or 13% of the loan portfolio. This compares to consumer loans of $2.7 billion, or 14% of the loan portfolio, at year end 1998. Approximately 60% of these loans are automobile loans with the balance being loans to individual consumers for a variety of uses.

     HOME EQUITY LOANS. These loans totaled $585 million at December 31, 1999 compared to $483 million at December 31, 1998. These loans are revolving, open-ended single-family residential loans that consumers use for various purposes.

     ACCOUNTS RECEIVABLE - FACTORING. This category of the portfolio totaled $555 million at December 31, 1999, a decrease of $61 million from the December 31, 1998 total of $616 million. Capital Factors, a separate subsidiary of Union Planters Bank, provides factoring and other specialized commercial financial services to small and medium size companies. Capital Factors purchases accounts receivable from its clients pursuant to factoring agreements. Its clients primarily include manufacturers, importers, wholesalers and distributors in the apparel and textile-related industries and, to a lesser extent, in consumer goods-related industries. Also included in this category are asset-based loans, which are collateralized primarily by receivables owned by the borrowers. The decrease in these receivables is due to increased competition and also to Capital Factors' withdrawal from healthcare industry factoring activities. In exiting this segment, two loans were retained totaling $9.7 million, both of which are on nonaccrual status.

     LOAN OUTLOOK. Management expects modest loan growth in 2000 as the markets served by Union Planters generally have a good economic outlook. Loan growth continues to be an area of emphasis in 2000 for the Union Planters' local banks.

ALLOWANCE FOR LOSSES ON LOANS

     The allowance for losses on loans (the allowance) at December 31, 1999 was $342.3 million, or 1.64% of loans, compared to $321.5 million, or 1.71% of loans, at December 31, 1998. In calculating the allowance to loans ratios, FHA/VA loans have been excluded (see "FHA/VA Government-Insured/Guaranteed Loans" discussion above). The allowance is increased by the provision for losses on loans and recoveries and is decreased by charged-off loans. The allowance increased $43.1 million and $15.9 million in 1999 and 1998, respectively, due to acquisitions accounted for as purchases.

     Management's policy is to maintain the allowance at a level deemed adequate to absorb estimated losses inherent in the loan portfolio. The allowance is reviewed quarterly in accordance with the methodology described in Note 1 to the financial statements on page 46. This methodology includes assigning loss factors, based on historical experience as adjusted for current business and economic conditions, to loans with similar characteristics for which estimates of inherent probable losses can be assessed. The loss factors are applied to the respective portfolios to assist in the determination of the overall adequacy of the allowance.

     A periodic review of selected credits (based on loan size) is conducted to identify loans with heightened risks or inherent losses. The primary responsibility for this review rests with management assigned accountability for the credit relationship. This review is supplemented with periodic reviews by Union Planters' credit review function, regulatory agencies, and the Company's independent accountants. These reviews provide information which assists in the timely identification of problems and potential problems and in deciding whether the credit represents a probable loss or risk which should be recognized.

     Tables 8 and 10, on pages 36 and 37, respectively, provide detailed information regarding the allowance for each of the five years in the period ended December 31, 1999.

     Net charge-offs were $96.3 million in 1999 compared to $186.3 million in 1998 and $116.3 million in 1997. As a percentage of average loans, net charge-offs were .47% in 1999 compared to .95% and .63% in 1998 and 1997, respectively. The $90.0 million decrease in net charge-offs in 1999 relates primarily to lower charge-offs by institutions Union Planters acquired in 1998, the December 31, 1997 acquisitions, and the credit card portfolio sale. Union Planters' policies for charging off loans and dealing with problem credits is generally more aggressive than the practice of the acquired entities. Approximately 53% of the charge-offs in 1998 related to these institutions. Credit card net charge-offs also decreased $44.7 million in 1999 compared to 1998 due to the sale of the credit card portfolio in 1998.

NONPERFORMING ASSETS

     LOANS OTHER THAN FHA/VA LOANS. Nonperforming assets consist of nonaccrual loans, restructured loans, and foreclosed properties less specific valuation allowances. Table 9 on page 36 presents nonperforming assets in two categories, FHA/VA loans and all other loans. For this discussion and for the credit quality information presented in this annual report, FHA/VA loans are excluded from the calculations because of their minimal exposure to principal loss. (Reference is made to the discussion of "FHA/VA Government-Insured/Guaranteed Loans" on the previous page.)

     Nonperforming loans (nonaccrual loans and restructured loans) decreased $26.3 million in 1999 to $129.6 million, or .62% of loans. In the third quarter of 1999, Union Planters changed its policy related to placing single family residential mortgage loans on nonaccrual status to conform to industry practice. Previously, single family residential mortgage loans were automatically placed on nonaccrual status after they became past due 90 days or more. Prospectively, these loans are being placed on nonaccrual status if the loan is not in the process of collection or is not well secured. The impact of this change was to reduce single family residential mortgage loans on nonaccrual status approximately $50 million with loans past due 90 days or more and still accruing interest increasing by a corresponding amount.

     Union Planters' nonaccrual loans are primarily smaller, well-secured loans. At December 31, 1999, there were five loan relationships greater than $3 million in this category and the largest relationship was $6.9 million. Additionally, nonaccrual loans related to entities acquired in

1999 totaled approximately $11 million. As discussed previously, two loans totaling $9.7 million related to the healthcare division of Capital Factors were on nonaccrual status at year end. Capital Factors withdrew from this industry in 1999.

     Loans past due 90 days or more and still accruing interest, which are not included in nonperforming assets, were $92.8 million at December 31, 1999, or
 .44% of loans. This compares to $48.6 million, or .26% of loans at December 31, 1998. As discussed above, the increase in these loans compared to 1998 related to a change in Union Planters' policy for placing single family residential mortgage loans on nonaccrual status. A breakdown of nonaccrual loans and loans past due 90 days or more and still accruing interest, both excluding FHA/VA loans, follows:

                                                                                       LOANS PAST DUE
                                                       NONACCRUAL LOANS                90 DAYS OR MORE
                                                ------------------------------   ---------------------------
                                                         DECEMBER 31,                   DECEMBER 31,
                                                ------------------------------   ---------------------------
                  LOAN TYPE                       1999       1998       1997      1999      1998      1997
----------------------------------------------  --------   --------   --------   -------   -------   -------
                                                                   (DOLLARS IN THOUSANDS)
Secured by single family residential..........  $ 20,031   $ 73,433   $ 67,747   $64,515   $12,991   $15,784
Secured by nonfarm nonresidential.............    33,818     25,242     15,415     3,975     8,193     4,458
Other real estate.............................    23,453     17,616     19,676     3,480     5,387     4,395
Commercial, financial, and agricultural,
  including foreign loans and direct lease
  financing...................................    47,551     26,831     27,267    15,130    15,041     4,754
Credit card and related plans.................         3         58          2        67     2,044    15,351
Other consumer................................     2,910      7,198      8,789     5,667     4,970     6,386
                                                --------   --------   --------   -------   -------   -------
         Total................................  $127,766   $150,378   $138,896   $92,834   $48,626   $51,128
                                                ========   ========   ========   =======   =======   =======

     FHA/VA LOANS. These loans do not, in management's opinion, have traditional credit risk similar to the rest of the loan portfolio and risk of principal loss is considered minimal due to the government-guarantee. FHA/VA loans past due 90 days or more and still accruing interest totaled $240.8 million at December 31, 1999 compared to $355.1 million at December 31, 1998. The decrease in the loans past due relates to the decline in the volume of these loans. At December 31, 1999 and 1998, $6.6 million and $9.2 million, respectively, of FHA/VA loans were placed on nonaccrual status by management because the contractual payment of interest by FHA/VA had stopped due to missed filing dates; however, no loss of principal is expected from these loans.

     POTENTIAL PROBLEM ASSETS. Potential problem assets consist of assets which are generally secured and are not currently considered nonperforming and include those assets where information about possible credit problems has raised serious doubts as to the ability of the borrowers to comply with present repayment terms. Historically, such assets have been loans which have ultimately become nonperforming. At December 31, 1999, Union Planters had potential problem assets (all loans) aggregating $48.1 million, comprised of twelve loans, the largest of which was $12.7 million. This compares to potential problem assets (all loans) at December 31, 1998 aggregating $66.8 million, comprised of 52 loans, the largest of which was $18.9 million.

OTHER EARNING ASSETS

     Other earning assets include interest-bearing deposits at financial institutions, federal funds sold, securities purchased under agreements to resell, and trading account assets. These assets averaged $397 million, or 2% of average earning assets, in 1999 with an average yield of 5.73%. This compares to $587 million in 1998 with a 5.93% average yield and $609 million in 1997 with an average yield of 6.13%. Trading account assets, the largest category, are comprised of government-guaranteed SBA pools and the government-guaranteed portion of SBA loans. Management considers these assets to have minimal interest-rate and credit risk. Trading account assets fluctuate depending on market conditions and demand. The other categories fluctuate depending on funding needs and investment opportunities.

DEPOSITS

     Union Planters' deposit base is its primary source of liquidity and consists of deposits from the communities served in Union Planters' twelve-state market area. The mix of deposits has remained relatively constant as shown in the table below. Tables 4 and 6 on pages 33 and 35, respectively, present the components of Union Planters' average deposits. Note 8 to the financial statements on page 53 presents the maturities of interest-bearing deposits at December 31, 1999.

     The composition of average deposits over the last three years was as follows:

                               1999   1998   1997
                               ----   ----   ----
Noninterest-bearing deposits    17%    15%    15%
Money market deposits           17     13     13
Savings deposits                19     19     19
Other time deposits             38     41     42
Certificates of deposit of
  $100,000 and over              9     12     11

     Deposits were $23.4 billion at December 31, 1999 and averaged $25.0 billion for the year. This compares to period end deposits of $24.9 billion and average deposits of $23.6 billion in 1998. Acquisitions, primarily the Indiana Branch Purchase and the Republic acquisition, increased total deposits $3.6 billion at their respective dates of acquisition. Excluding the impact of acquisitions, total deposits declined $5.2 billion from December 31, 1998 to December 31, 1999. On average, excluding the estimated impact of acquisitions, total deposits decreased approximately $2.4 billion. The decrease is attributable to not competing as aggressively for public fund deposits (which require pledging of investment securities), time deposits that matured and were not renewed, the competitive market in general, and increased competition from other investment products, including Union Planters' sale of non-traditional products, such as annuities and brokerage services. Management is developing strategies to slow this deposit decline. Further declines could increase dependency on short-term borrowings and increase Union Planters' interest rate volatility.

CAPITAL AND DIVIDENDS

     Union Planters' shareholders' equity decreased by $208.0 million in 1999 to $2.8 billion at December 31, 1999. At that date the shareholders' equity to total assets ratio was 8.34%. Shareholders' equity at December 31, 1998 was $3.0 billion, or 9.42% of total assets.

     The decrease in shareholders' equity is attributable primarily to a share repurchase plan announced in August 1999. The purchase of shares under the share repurchase plan and shares purchased for the First Mutual Bancorp, Inc. acquisition (1.1 million shares) reduced shareholders' equity $250.8 million in 1999. The other item reducing shareholders' equity was the net change in the unrealized loss on available for sale securities of $191.5 million, to an unrealized loss of $134.2 million at December 31, 1999. These items were partially offset by retained net earnings of $123.3 million and common stock issued in connections with the First Mutual acquisition, employee benefit plans, and conversion of debt, which totaled $111.0 million.

     The share repurchase plan was authorized by the Board of Directors in August 1999 and authorized the purchase of up to 5% of Union Planters' common stock or approximately 7.1 million shares. As of February 16, 2000, the 7.1 million shares had been purchased (4.7 million shares were purchased as of December 31, 1999). On February 17, 2000, the Board of Directors authorized the purchase from time to time of up to an additional 7.1 million shares. The purchases are expected to take place over the next 18 to 24 months either in the open market or privately negotiated transactions.

     Union Planters has consistently maintained regulatory capital ratios above the "well capitalized" standard. Table 13 on page 39, the statement of changes in shareholders' equity on page 44, and Note 12 to the financial statements on page 59 present further information regarding Union Planters' capital adequacy and changes in shareholders' equity.

     Union Planters and its subsidiaries must comply with the capital guidelines established by the regulatory agencies that supervise their operations. These agencies have adopted a system to monitor the capital adequacy of all insured financial institutions. The system includes ratios based on the risk-weighting of on- and off-balance-sheet transactions. At December 31, 1999 Union Planters' Tier 1 and Total risk-weighted capital ratios were 9.50% and 12.69%, respectively. The leverage ratio (Tier 1 capital divided by unweighted average quarterly total assets) was 6.65%. These ratios decreased from December 31, 1998, due primarily to acquisitions which increased total assets approximately $4.5 billion with no capital being issued. Intangibles resulting from these acquisitions totaled $631.4 million, which are deducted from Tier 1 capital, which in turn reduces the ratios. The shares purchased under Union Planters' share repurchase plan also lowered the regulatory capital ratios.

     Union Planters declared cash dividends on its common stock of $2.00 per share in both 1999 and 1998. In January 2000, a regular quarterly dividend was declared, $.50 per share ($2.00 per share annualized). Union Planters Corporation also declared and paid cash dividends of $2.00 per share on its 8% Series E Convertible Preferred Stock in both 1999 and 1998. Management's goal is to maintain a common dividend payout ratio in the range of 40% to 60% of net earnings. Common dividends as a percentage of net earnings and cash operating earnings were 70% and 65%, respectively in 1999. Management currently intends to pay dividends at the same level in 2000 based on expected performance.

     The primary sources for payment of dividends by Union Planters to its shareholders and the share purchase plan are dividends received from its lead bank, UPB, dividends from other subsidiaries, interest on loans to subsidiaries, and interest on its available for sale investment securities. Payment of dividends by UPB and other banking subsidiaries are subject to various statutory limitations that are described in Note 12 to the financial statements on page 59. Reference is made to the "Liquidity" discussion on the following page for additional information regarding the parent company's liquidity.

MARKET RISK AND ASSET/LIABILITY MANAGEMENT

     Union Planters' assets and liabilities are principally financial in nature and the resulting earnings, primarily net interest income, are subject to changes as a result of fluctuations in market interest rates and the mix of the various assets and liabilities. Interest rates in the financial markets affect decisions on pricing assets and liabilities, which impacts net interest income which is approximately 72% of Union Planters' operating revenues. As a result, a substantial part of Union Planters' risk-management activities are devoted to managing interest-rate risk. Currently, Union Planters does not have any significant risks related to foreign exchange, commodities or equity risk exposures.

     INTEREST-RATE RISK. One of the most important aspects of management's efforts to sustain long-term profitability for Union Planters is the management of interest-rate risk. Management's goal is to maximize net interest income within acceptable levels of interest-rate risk and liquidity. To achieve this goal, a proper balance must be maintained between assets and liabilities with respect to size, maturity, repricing date, rate of return, and degree of risk. Reference is made to the "Investment Securities," "Loans," and "Other Earning Assets" discussions for additional information regarding the risks related to these items.

     Union Planters, on a limited basis, has used off-balance-sheet financial instruments to manage interest-rate risk. At December 31, 1999 and 1998, Union Planters had a limited number of such instruments, primarily those used in its mortgage operations to hedge loans held for resale.

     Union Planters' Funds Management Committee oversees the conduct of asset/liability and interest-rate risk management. The Committee meets monthly and reviews the outlook for the economy and interest rates, Union Planters' balance sheet structure, and yields on earning assets and rates on interest-bearing liabilities. Union Planters uses two methods, interest-rate sensitivity analysis and simulation analysis, to measure interest rate risk.

     Interest-rate sensitivity analysis (GAP analysis) is used to monitor the amounts and timing of balances exposed to changes in interest rates, as shown in Table 11 on page 38. The analysis has been made at a point in time and could change significantly on a daily basis.

     As a general policy guideline, management expects the GAP position at one year not to exceed 10% of Union Planters' total assets. At December 31, 1999 this position was 15% of total assets with $4.9 billion more liabilities repricing than assets. This position has essentially reversed since December 31, 1998 when 2% of total assets were mismatched at one year with repricing assets exceeding liabilities by $693 million. The change is due to the significant increase in short-term borrowings, primarily short-term FHLB advances.

     Even though the GAP position exceeds the policy at one year, $4.3 billion of the liabilities affecting the one year GAP are scheduled money market and savings deposits whose rates are administered by management. Total money market and savings deposits of $8.8 billion that have no contractual maturity are scheduled according to management's best estimate of their repricing in response to changes in interest rates. Even with conservative estimates of their rate sensitivity, the resulting impact on earnings at risk in simulation analysis produces results which bring interest rate risk into an acceptable range and one not implied by GAP analysis alone. Still, management is evaluating strategies to reduce the liability sensitive position at one year.

     Interest rate risk is evaluated by conducting balance sheet simulation to project net interest income for twelve months forward under different interest rate scenarios. Each of these scenarios is compared with a base case scenario wherein current market rates and current period balances are held constant for the simulation period.

     The scenarios include immediate "shocks" to current rates of 200 basis points up and down and a "most likely" scenario in which current rates are moved according to economic forecasts and management's expectations of changes in administered rates.

     The results of these simulations are compared to policy guidelines approved by the Funds Management Committee of Union Planters which limit the change of net interest income to 20% of net operating earnings (net earnings before merger-related and other significant items, net of income taxes) when compared with the base case (flat) scenario. The simulations have consistently fallen within the policy guidelines. At December 31, 1999, the 200 basis point immediate rise in interest rates produced a 16.5% ($65 million after-tax) decrease in net operating earnings, which compared to a .41% ($1.3 million af-ter-tax) decrease at December 31, 1998. The 200 basis point immediate fall in interest rates produced a 12.5% ($49 million after-tax) increase in net operating earnings versus a 5% ($16 million after-tax) decrease at December 31, 1998. The "most likely" scenario (Federal Funds rate increasing 50 basis points over the first six months of 2000) at December 31, 1999 produced a 4.9% ($19 million after-tax) decrease in net operating earnings compared to a 1.6% ($5 million after-tax) increase at the end of 1998.

     The key assumptions used in simulation analysis include the following:

     - prepayment rates on mortgage related assets

     - cash flows and repricings of all financial instruments

     - changes in volumes and pricing

     - future shapes of the yield curve

     - money market spreads

     - credit spreads

     - deposit sensitivity

     - management's financial capital plan

     The assumptions are inherently uncertain and, as a result, the simulation cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes, the difference between actual experience and the characteristics assumed, and changes in market conditions and management strategies.

     LIQUIDITY. Liquidity for Union Planters is its ability to meet cash requirements for deposit withdrawals, to make new loans and satisfy loan commitments, to take advantage of attractive investment opportunities, and to repay borrowings when they mature. As discussed previously, Union Planters' primary sources of liquidity are its deposit base, available for sale securities, and money-market investments. Liquidity is also achieved through short-term borrowings, borrowing under available lines of credit, and issuance of securities and debt instruments in the financial markets. Note 9 to the financial statements on page 54 presents information regarding the various types of borrowings Union Planters uses to provide liquidity.

     Parent company liquidity is achieved and maintained by dividends received from subsidiaries, interest on advances to subsidiaries, and interest on the available for sale investment securities portfolio. At December 31, 1999, the parent company had cash and cash equivalents totaling $264.3 million, which compares to $315.6 million at December 31, 1998. Net working capital (total assets maturing within one year less similar liabilities) was $296.5 million compared to $358.2 million at December 31, 1998. The decline in liquidity at the parent company relates to the share purchase plan and acquisitions by the parent company in 1999.

     At January 1, 2000, the parent company could have received dividends from subsidiaries of $106.6 million without prior regulatory approval. The payment of dividends by Union Planters' subsidiaries will be dependent on their future earnings and capital and liquidity considerations. Management believes that the parent company has adequate liquidity to meet its cash needs, including the payment of its regular dividends and servicing of its debt.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The disclosures regarding the fair value of financial instruments are included in Note 19 to the financial statements on page 69 along with a summary of the methods and assumptions used by management in determining fair value. The differences between the fair values and book values were primarily caused by differences between contractual and market interest rates at the respective year ends. Fluctuations in the fair values will occur from period to period due to changes in the composition of the balance sheet and changes in market interest rates.

EFFECTS OF INFLATION

     Since the majority of assets and liabilities of a financial institution are monetary in nature, a financial institution differs greatly from most commercial and industrial companies, which have significant investments in fixed assets and inventories. However, inflation does have an important impact on growth of total assets in the banking industry and the resulting need to increase equity capital at higher costs in order to maintain an appropriate shareholders' equity to total assets ratio. Inflation also affects other expenses that tend to rise during periods of general inflation.

     Management believes the most significant impact of inflation on financial results is Union Planters' ability to react to changes in interest rates. As discussed previously, management is attempting to maximize net interest income within acceptable levels of interest rate risk and liquidity.

FOURTH QUARTER RESULTS

     Net earnings for the fourth quarter of 1999 were $97.4 million compared to $27.6 million for the fourth quarter of 1998. On a diluted per share basis, net earnings were $.69 compared to $.19 a year ago. Table 14 on page 40 presents selected quarterly financial data for 1999 and 1998.

     Net interest income (FTE) was $330.3 million for the fourth quarter of 1999 compared to $306.7 million for the same period in 1998. The net interest margin and the interest rate spread for the fourth quarter of 1999 were 4.39% and 3.75%, respectively, compared to 4.24% and 3.46%, respectively, for the same quarter a year ago. The growth in net interest income was attributable to growth of earning assets, which increased $1.2 billion to $29.9 billion for the fourth quarter of 1999. Lower yields on earning assets were more than offset by lower rates paid on interest-bearing liabilities.

     The provision for losses and loans for the fourth quarter of 1999 was $19.7 million, a decrease of $56.9 million from the same quarter last year. The decrease is attributable to higher provisions by acquired institutions and to higher provisions related to two asset-based loans that deteriorated during the fourth quarter of 1998.

     For the fourth quarter of 1999, noninterest income was $122.7 million compared to $197.8 million in 1998. The decrease is attributable to the sale of the credit card portfolio in the fourth quarter of 1998, which resulted in a gain of $72.7 million, and investment securities gains of $6.0 million in the fourth quarter of 1998 related to gains on the sale of equity securities contributed to a charitable foundation. Excluding these items, noninterest income increased $3.3 million, with the increases relating to service charges on deposit accounts, ATM usage fees, annuity sales income, trust service income, and insurance commissions. Partially offsetting these increases was a $1.5 million loss from an equity investment in FundsXpress, Inc., the online banking provider to Union Planters.

     Noninterest expenses for the fourth quarter of 1999 were $277.1 million, down $84.9 million from the same quarter in 1998. The decrease relates to merger-related and charter consolidation charges totaling $71.4 million, $11.1 million related to an employee benefit change, and $7.6 million of contribution expense related to a contribution of equity securities to a charitable foundation established by Union Planters. Excluding these items, noninterest expenses increased $5.2 million. The increase relates to 1999 acquisitions, higher than normal miscellaneous charge-offs, increased advertising expense, and higher goodwill amortization expense. Partially offsetting the increase was a $7.2 million reversal of severance reserves established in prior periods related to acquisitions and charter consolidation (see the "Noninterest Expense" discussion on page 20 in this report).

Y2K

     Union Planters Corporation did not experience any significant problems relating to the change to the year 2000. Efforts to make changes to systems and establishing contingency plans were effective. Additionally, external parties supplying services to Union Planters experienced no significant problems. As of March 6, 2000, no significant losses were incurred related to any customer as a direct result of Y2K. Union Planters intends to continue to monitor computer date sensitive issues. It is possible, although management does not consider it likely, that other dates in the year 2000 may further affect computer software and systems or that a year 2000 problem has not yet been discovered by Union Planters, or third parties with which Union Planters conducts business.

                   TABLE 1.  SUMMARY OF CONSOLIDATED RESULTS

                                                                  YEARS ENDED DECEMBER 31,
                                               --------------------------------------------------------------
                                                  1999         1998         1997         1996         1995
                                               ----------   ----------   ----------   ----------   ----------
                                                                   (DOLLARS IN THOUSANDS)
Interest income..............................  $2,297,932   $2,314,381   $2,264,485   $2,126,230   $1,908,150
Interest expense.............................   1,041,401    1,107,148    1,064,586    1,011,241      897,649
                                               ----------   ----------   ----------   ----------   ----------
         NET INTEREST INCOME.................   1,256,531    1,207,233    1,199,899    1,114,989    1,010,501
PROVISION FOR LOSSES ON LOANS................      74,045      204,056      153,100       86,381       50,696
                                               ----------   ----------   ----------   ----------   ----------
         NET INTEREST INCOME AFTER PROVISION
           FOR LOSSES ON LOANS...............   1,182,486    1,003,177    1,046,799    1,028,608      959,805
NONINTEREST INCOME
  Service charges on deposit accounts........     170,052      156,445      157,256      152,942      145,343
  Mortgage banking revenues..................      96,785       89,965       80,658       72,764       65,868
  Bank card income...........................      26,880       38,562       39,497       31,866       27,234
  Factoring commissions......................      29,504       30,630       30,140       26,066       19,519
  Trust service income.......................      23,920       24,116       24,029       20,351       18,937
  Profits and commissions from trading
    activities...............................       4,321        5,402        7,323        5,768       12,364
  Other income...............................     139,097      130,075      110,670       81,297       79,782
                                               ----------   ----------   ----------   ----------   ----------
         Total noninterest income............     490,559      475,195      449,573      391,054      369,047
                                               ----------   ----------   ----------   ----------   ----------
NONINTEREST EXPENSE
  Salaries and employee benefits.............     502,279      468,675      440,511      413,640      393,818
  Net occupancy expense......................      88,122       75,974       74,750       75,331       71,899
  Equipment expense..........................      81,720       72,718       62,736       60,531       56,620
  Goodwill and other intangibles
    amortization.............................      56,388       29,333       21,386       17,910       17,360
  Other expense..............................     353,925      344,919      333,186      297,997      309,571
                                               ----------   ----------   ----------   ----------   ----------
         Total noninterest expense...........   1,082,434      991,619      932,569      865,409      849,268
                                               ----------   ----------   ----------   ----------   ----------
         EARNINGS BEFORE MERGER-RELATED AND
           OTHER SIGNIFICANT ITEMS AND INCOME
           TAXES.............................     590,611      486,753      563,803      554,253      479,584
MERGER-RELATED AND OTHER SIGNIFICANT ITEMS
  Net gain on sale of the credit card
    portfolio................................       3,335       70,100           --           --           --
  Net gain on securitization and sale of
    FHA/VA loans.............................       5,317       19,605           --           --           --
  Net gain on sale of ARM loans..............       5,041           --           --           --           --
  Net gain on sale of corporate trust
    business.................................       2,417           --           --           --           --
  Net gain on sales of branches and other
    selected assets..........................       3,913        6,345       16,290        7,511        1,925
  Investment securities gains (losses).......       2,128       (9,074)       4,888        4,934        2,288
  Merger-related, charter consolidation, and
    other expenses related to ongoing
    integration of operations, net...........       7,153     (182,253)     (64,854)     (52,786)     (12,114)
  Expenses related to employee benefit plan
    changes..................................          --      (11,090)          --           --           --
  Contribution of equity securities to a
    charitable foundation....................          --       (7,609)          --           --           --
  Special regulatory assessment to
    recapitalize the SAIF....................          --           --           --      (30,044)          --
  Write-off of mortgage servicing rights,
    goodwill, and other intangibles..........          --       (1,800)      (2,778)     (19,579)          --
  Additional provisions for losses on FHA/VA
    foreclosure claims of acquired entity....          --           --           --      (19,800)          --
  Other, net.................................      (1,083)         945       (1,500)       1,268         (146)
                                               ----------   ----------   ----------   ----------   ----------
         EARNINGS BEFORE INCOME TAXES........     618,832      371,922      515,849      445,757      471,537
Income taxes.................................     208,834      146,316      176,014      153,055      156,718
                                               ----------   ----------   ----------   ----------   ----------
         NET EARNINGS........................  $  409,998   $  225,606   $  339,835   $  292,702   $  314,819
                                               ==========   ==========   ==========   ==========   ==========
NET EARNINGS.................................  $  409,998   $  225,606   $  339,835   $  292,702   $  314,819
Merger-related and other significant items,
  net of income taxes........................     (17,243)      98,971       32,241       71,607        5,311
                                               ----------   ----------   ----------   ----------   ----------
NET OPERATING EARNINGS.......................     392,755      324,577      372,076      364,309      320,130
Goodwill and other intangibles amortization,
  net of income taxes........................      47,582       27,289       20,400       16,924       16,373
                                               ----------   ----------   ----------   ----------   ----------
CASH OPERATING EARNINGS......................  $  440,337   $  351,866   $  392,476   $  381,233   $  336,503
                                               ==========   ==========   ==========   ==========   ==========

              TABLE 2.  CONTRIBUTION TO DILUTED EARNINGS PER SHARE

                                                                     YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------------------
                                                         1999       1998       1997       1996       1995
                                                       --------   --------   --------   --------   --------
Net interest income -- FTE...........................  $   8.99   $   8.72   $   8.89   $   8.58   $   8.18
Provision for losses on loans........................     (0.51)     (1.43)     (1.11)     (0.65)     (0.40)
                                                       --------   --------   --------   --------   --------
         NET INTEREST INCOME AFTER PROVISION FOR
           LOSSES ON LOANS -- FTE....................      8.48       7.29       7.78       7.93       7.78
NONINTEREST INCOME
  Service charges on deposit accounts................      1.18       1.10       1.14       1.15       1.14
  Mortgage banking revenues..........................      0.67       0.63       0.58       0.55       0.52
  Bank card income...................................      0.19       0.27       0.29       0.24       0.21
  Factoring commissions..............................      0.20       0.21       0.22       0.20       0.15
  Trust service income...............................      0.17       0.17       0.17       0.16       0.15
  Profits and commissions from trading activities....      0.03       0.04       0.05       0.04       0.10
  Investment securities gains (losses)...............      0.01      (0.06)      0.04       0.04       0.02
  Other income.......................................      1.11       1.63       0.93       0.66       0.64
                                                       --------   --------   --------   --------   --------
         Total noninterest income....................      3.56       3.99       3.42       3.04       2.93
                                                       --------   --------   --------   --------   --------
NONINTEREST EXPENSE
  Salaries and employee benefits.....................      3.49       3.36       3.19       3.10       3.09
  Net occupancy expense..............................      0.61       0.53       0.54       0.56       0.56
  Equipment expense..................................      0.57       0.51       0.45       0.45       0.44
  Goodwill and other intangibles amortization........      0.39       0.21       0.15       0.13       0.14
  Other expense......................................      2.42       3.80       2.92       3.15       2.53
                                                       --------   --------   --------   --------   --------
         Total noninterest expense...................      7.48       8.41       7.25       7.39       6.76
                                                       --------   --------   --------   --------   --------
         EARNINGS BEFORE INCOME TAXES -- FTE.........      4.56       2.87       3.95       3.58       3.95
Income taxes -- FTE..................................      1.71       1.29       1.48       1.37       1.47
                                                       --------   --------   --------   --------   --------
         NET EARNINGS................................      2.85       1.58       2.47       2.21       2.48
Less preferred stock dividends.......................        --         --         --         --      (0.01)
                                                       --------   --------   --------   --------   --------
         DILUTED EARNINGS PER SHARE..................  $   2.85   $   1.58   $   2.47   $   2.21   $   2.47
                                                       ========   ========   ========   ========   ========
Change in net earnings applicable to diluted earnings
  per share using previous year average shares
  outstanding........................................  $   1.29   $  (0.84)  $   0.35   $  (0.14)  $   0.76
Change in average shares outstanding.................     (0.02)     (0.05)     (0.09)     (0.12)     (0.05)
                                                       --------   --------   --------   --------   --------
    Change in net earnings...........................  $   1.27   $  (0.89)  $   0.26   $  (0.26)  $   0.71
                                                       ========   ========   ========   ========   ========
AVERAGE DILUTED SHARES (IN THOUSANDS)................   143,983    142,693    138,220    133,452    127,416
                                                       ========   ========   ========   ========   ========

---------------

FTE -- Fully taxable-equivalent

                 TABLE 3.  BALANCE SHEET IMPACT OF ACQUISITIONS

                                                        1999
                                 ---------------------------------------------------
                                              INDIANA BRANCH                              1998          1997
                                  REPUBLIC       PURCHASE       OTHERS      TOTAL         TOTAL        TOTAL
                                 ----------   --------------   --------   ----------   -----------   ----------
                                                             (DOLLARS IN THOUSANDS)
ASSETS
  Interest-bearing deposits at
    financial institutions.....  $      656     $  745,321     $ 24,078   $  770,055   $     8,204   $   41,573
  Loans, net of unearned
    income.....................     960,672        850,463      469,934    2,281,069     8,391,384    2,651,579
  Allowance for losses on
    loans......................     (21,244)       (14,500)      (6,960)     (42,704)     (131,571)     (49,797)
                                 ----------     ----------     --------   ----------   -----------   ----------
         Net loans.............     939,428        835,963      462,974    2,238,365     8,259,813    2,601,782
  Investment securities........     128,543             --      137,978      266,521     3,666,746      395,550
  Intangible assets............     269,247        282,770       79,392      631,409       326,825       15,274
  Cash and cash
    equivalents(1).............     (34,071)        12,565         (956)     (22,462)    1,810,613      338,978
  Other real estate, net.......       1,418             --          476        1,894        10,140       11,990
  Premises and equipment.......      47,888         23,047       12,492       83,427       213,191       64,734
  Other assets.................      28,989          3,753       21,328       54,070       271,429      122,418
                                 ----------     ----------     --------   ----------   -----------   ----------
         TOTAL ASSETS..........  $1,382,098     $1,903,419     $737,762   $4,023,279   $14,566,961   $3,592,299
                                 ==========     ==========     ========   ==========   ===========   ==========
LIABILITIES AND SHAREHOLDERS'
  EQUITY
  Deposits.....................  $1,318,405     $1,697,690     $633,128   $3,649,223   $11,843,051   $2,392,854
  Other interest-bearing
    liabilities................      49,526        197,964       14,625      262,115     1,457,471      571,774
  Other liabilities............      14,167          7,765       11,629       33,561       139,583      327,940
  Shareholders' equity.........          --             --       78,380       78,380     1,126,856      299,731
                                 ----------     ----------     --------   ----------   -----------   ----------
         TOTAL LIABILITIES AND
           SHAREHOLDERS'
           EQUITY..............  $1,382,098     $1,903,419     $737,762   $4,023,279   $14,566,961   $3,592,299
                                 ==========     ==========     ========   ==========   ===========   ==========

---------------

(1) Cash paid for acquisitions has been netted with cash and cash equivalents.

           TABLE 4.  AVERAGE BALANCE SHEET AND AVERAGE INTEREST RATES

                                                      YEARS ENDED DECEMBER 31,
                                ---------------------------------------------------------------------
                                              1999                                1998
                                ---------------------------------   ---------------------------------
                                               INTEREST     FTE                    INTEREST     FTE
                                  AVERAGE      INCOME/     YIELD/     AVERAGE      INCOME/     YIELD/
                                  BALANCE      EXPENSE      RATE      BALANCE      EXPENSE      RATE
                                -----------   ----------   ------   -----------   ----------   ------
                                                       (DOLLARS IN THOUSANDS)
ASSETS
 Interest-bearing deposits at
   financial institutions.....  $    67,831   $    2,763    4.07%   $    36,131   $    1,807    5.00%
 Federal funds sold and
   securities purchased under
   agreements to resell.......       82,098        4,014    4.89        327,630       18,823    5.75
 Trading account assets.......      247,181       15,970    6.46        223,122       14,197    6.36
 Investment securities(1)(2)
   Taxable securities.........    6,817,453      421,162    6.18      6,102,670      373,934    6.13
   Tax-exempt securities......    1,320,134      102,438    7.76      1,114,510       94,352    8.47
                                -----------   ----------            -----------   ----------
       Total investment
         securities...........    8,137,587      523,600    6.43      7,217,180      468,286    6.49
 Loans, net of unearned
   income(1)(3)(4)............   21,141,576    1,789,563    8.46     20,498,773    1,848,569    9.02
                                -----------   ----------            -----------   ----------
       TOTAL EARNING
         ASSETS(1)(2)(3)(4)...   29,676,273    2,335,910    7.87     28,302,836    2,351,682    8.31
 Cash and due from banks......    1,018,264                             951,819
 Premises and equipment.......      605,512                             544,024
 Allowance for losses on
   loans......................     (353,198)                           (334,304)
 Goodwill and other
   intangibles................      783,709                             282,733
 Other assets.................    1,171,810                             997,218
                                -----------                         -----------
       TOTAL ASSETS...........  $32,902,370                         $30,744,326
                                ===========                         ===========
LIABILITIES AND SHAREHOLDERS'
 EQUITY
 Money market accounts........  $ 4,225,158   $  125,182    2.96%   $ 3,128,028   $  122,081    3.90%
 Savings deposits.............    4,730,703       95,586    2.02      4,524,807       96,061    2.12
 Certificates of deposit of
   $100,000 and over..........    2,274,323      118,760    5.22      2,810,295      163,415    5.81
 Other time deposits..........    9,481,751      471,883    4.98      9,525,197      514,505    5.40
 Short-term borrowings
   Federal funds purchased and
     securities sold under
     agreements to
     repurchase...............    1,980,674       91,459    4.62      1,454,025       75,191    5.17
   Short-term senior notes....           --           --      --             --           --      --
   Other......................      929,335       50,477    5.43         62,471        4,224    6.76
 Long-term debt
   Federal Home Loan Bank
     advances.................      301,773       15,631    5.18        907,689       47,979    5.29
   Subordinated capital
     notes....................      478,369       31,103    6.50        419,789       28,249    6.73
   Medium-term senior notes...       91,356        6,160    6.74        123,986        8,252    6.66
   Trust Preferred
     Securities...............      199,027       16,511    8.30        198,991       16,511    8.30
   Other......................      234,668       18,649    7.95        352,541       30,680    8.70
                                -----------   ----------            -----------   ----------
       TOTAL INTEREST-BEARING
         LIABILITIES..........   24,927,137    1,041,401    4.18     23,507,819    1,107,148    4.71
 Noninterest-bearing demand
   deposits...................    4,315,708           --              3,594,978           --
                                -----------   ----------            -----------   ----------
       TOTAL SOURCES OF
         FUNDS................   29,242,845    1,041,401             27,102,797    1,107,148
 Other liabilities............      678,861                             709,826
 Shareholders' equity
   Preferred stock............       22,318                              32,331
   Common equity..............    2,958,346                           2,899,372
                                -----------                         -----------
       TOTAL SHAREHOLDERS'
         EQUITY...............    2,980,664                           2,931,703
                                -----------                         -----------
       TOTAL LIABILITIES AND
         SHAREHOLDERS'
         EQUITY...............  $32,902,370                         $30,744,326
                                ===========                         ===========
 NET INTEREST INCOME(1).......                $1,294,509                          $1,244,534
                                              ==========                          ==========
 NET INTEREST SPREAD(1).......                              3.69%                               3.60%
                                                            ====                                ====
 NET INTEREST MARGIN(1).......                              4.36%                               4.40%
                                                            ====                                ====
 TAXABLE-EQUIVALENT
   ADJUSTMENTS
   Loans......................                $    5,078                          $    6,144
   Investment securities......                    32,900                              31,157
                                              ----------                          ----------
       Total..................                $   37,978                          $   37,301
                                              ==========                          ==========

                                     YEARS ENDED DECEMBER 31,
                                -----------------------------------
                                               1997
                                -----------------------------------
                                               INTEREST      FTE
                                  AVERAGE      INCOME/      YIELD/
                                  BALANCE      EXPENSE       RATE
                                -----------   ----------   --------
                                      (DOLLARS IN THOUSANDS)
ASSETS
 Interest-bearing deposits at
   financial institutions.....  $    63,671   $    3,207       5.04%
 Federal funds sold and
   securities purchased under
   agreements to resell.......      340,231       19,149       5.63
 Trading account assets.......      204,765       14,956       7.30
 Investment securities(1)(2)
   Taxable securities.........    5,336,847      348,247       6.53
   Tax-exempt securities......      937,539       76,733       8.18
                                -----------   ----------
       Total investment
         securities...........    6,274,386      424,980       6.77
 Loans, net of unearned
   income(1)(3)(4)............   19,992,626    1,830,965       9.16
                                -----------   ----------
       TOTAL EARNING
         ASSETS(1)(2)(3)(4)...   26,875,679    2,293,257       8.53
 Cash and due from banks......      926,586
 Premises and equipment.......      514,306
 Allowance for losses on
   loans......................     (284,131)
 Goodwill and other
   intangibles................      183,714
 Other assets.................      972,651
                                -----------
       TOTAL ASSETS...........  $29,188,805
                                ===========
LIABILITIES AND SHAREHOLDERS'
 EQUITY
 Money market accounts........  $ 2,908,405   $  106,066       3.65%
 Savings deposits.............    4,201,403       97,825       2.33
 Certificates of deposit of
   $100,000 and over..........    2,545,210      145,357       5.71
 Other time deposits..........    9,239,875      504,673       5.46
 Short-term borrowings
   Federal funds purchased and
     securities sold under
     agreements to
     repurchase...............    1,392,670       70,517       5.06
   Short-term senior notes....      119,493        6,973       5.84
   Other......................      214,475       11,263       5.25
 Long-term debt
   Federal Home Loan Bank
     advances.................    1,011,275       60,972       6.03
   Subordinated capital
     notes....................      197,569       14,229       7.20
   Medium-term senior notes...      135,000        8,943       6.62
   Trust Preferred
     Securities...............      198,956       16,511       8.30
   Other......................      272,511       21,257       7.80
                                -----------   ----------
       TOTAL INTEREST-BEARING
         LIABILITIES..........   22,436,842    1,064,586       4.74
 Noninterest-bearing demand
   deposits...................    3,328,821           --
                                -----------   ----------
       TOTAL SOURCES OF
         FUNDS................   25,765,663    1,064,586
 Other liabilities............      667,933
 Shareholders' equity
   Preferred stock............       66,188
   Common equity..............    2,689,021
                                -----------
       TOTAL SHAREHOLDERS'
         EQUITY...............    2,755,209
                                -----------
       TOTAL LIABILITIES AND
         SHAREHOLDERS'
         EQUITY...............  $29,188,805
                                ===========
 NET INTEREST INCOME(1).......                $1,228,671
                                              ==========
 NET INTEREST SPREAD(1).......                                 3.79%
                                                               ====
 NET INTEREST MARGIN(1).......                                 4.57%
                                                               ====
 TAXABLE-EQUIVALENT
   ADJUSTMENTS
   Loans......................                $    5,160
   Investment securities......                    23,612
                                              ----------
       Total..................                $   28,772
                                              ==========

---------------

(1) Fully taxable-equivalent yields are calculated assuming a 35% Federal income tax rate.
(2) Yields are calculated on historical cost and exclude the impact of the unrealized gains (losses) on available for sale securities.
(3) Includes loan fees in both interest income and the calculation of the yield on income.
(4) Includes loans on nonaccrual status.

                 TABLE 5.  ANALYSIS OF VOLUME AND RATE CHANGES

                                                 1999 VERSUS 1998                    1998 VERSUS 1997
                                         ---------------------------------   --------------------------------
                                         INCREASE (DECREASE)                 INCREASE (DECREASE)
                                            DUE TO CHANGE                       DUE TO CHANGE
                                                IN:(1)                             IN:(1)
                                         --------------------     TOTAL      -------------------     TOTAL
                                         AVERAGE     AVERAGE     INCREASE    AVERAGE    AVERAGE     INCREASE
                                          VOLUME      RATE      (DECREASE)    VOLUME      RATE     (DECREASE)
                                         --------   ---------   ----------   --------   --------   ----------
                                                                (DOLLARS IN THOUSANDS)
INTEREST INCOME
  Interest-bearing deposits at
    financial institutions.............  $  1,342   $    (386)   $    956    $ (1,377)  $    (23)   $(1,400)
  Federal funds sold and securities
    purchased under agreements to
    resell.............................   (12,354)     (2,455)    (14,809)       (719)       393       (326)
  Trading account assets...............     1,551         222       1,773       1,270     (2,029)      (759)
  Investment securities -- FTE.........    59,253      (3,939)     55,314      61,760    (18,454)    43,306
  Loans, net of unearned
    income -- FTE......................    56,765    (115,771)    (59,006)     45,912    (28,308)    17,604
                                         --------   ---------    --------    --------   --------    -------
         TOTAL INTEREST INCOME.........   106,557    (122,329)    (15,772)    106,846    (48,421)    58,425
                                         --------   ---------    --------    --------   --------    -------
INTEREST EXPENSE
  Money market accounts................    36,705     (33,604)      3,101       8,300      7,715     16,015
  Savings deposits.....................     4,269      (4,744)       (475)      7,221     (8,985)    (1,764)
  Certificates of deposit of $100,000
    and over...........................   (29,095)    (15,560)    (44,655)     15,373      2,685     18,058
  Other time deposits..................    (2,337)    (40,285)    (42,622)     15,457     (5,625)     9,832
  Short-term borrowings................    68,317      (5,796)     62,521     (10,978)     1,640     (9,338)
  Long-term debt.......................   (39,489)     (4,128)    (43,617)     14,655     (4,896)     9,759
                                         --------   ---------    --------    --------   --------    -------
         TOTAL INTEREST EXPENSE........    38,370    (104,117)    (65,747)     50,028     (7,466)    42,562
                                         --------   ---------    --------    --------   --------    -------
CHANGE IN NET INTEREST INCOME -- FTE...  $ 68,187   $ (18,212)   $ 49,975    $ 56,818   $(40,955)   $15,863
                                         ========   =========    ========    ========   ========    =======
PERCENTAGE INCREASE IN NET INTEREST
  INCOME (FTE) OVER PRIOR PERIOD.......                              4.02%                             1.29%
                                                                 ========                           =======

---------------

FTE -- Fully taxable-equivalent
(1) The change due to both rate and volume has been allocated to change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.

                         TABLE 6.  AVERAGE DEPOSITS (1)

                                                               YEARS ENDED DECEMBER 31,
                                          -------------------------------------------------------------------
                                             1999          1998          1997          1996          1995
                                          -----------   -----------   -----------   -----------   -----------
                                                                (DOLLARS IN THOUSANDS)
Noninterest-bearing demand..............  $ 4,315,708   $ 3,594,978   $ 3,328,821   $ 3,085,490   $ 2,900,790
Money market(2).........................    4,225,158     3,128,028     2,908,405     2,876,970     2,674,304
Savings(3)..............................    4,730,703     4,524,807     4,201,403     3,980,936     3,901,681
Other time(4)...........................    9,481,751     9,525,197     9,239,875     8,977,580     8,445,621
                                          -----------   -----------   -----------   -----------   -----------
         TOTAL AVERAGE CORE DEPOSITS....   22,753,320    20,773,010    19,678,504    18,920,976    17,922,396
Certificates of deposit of $100,000 and
  over..................................    2,274,323     2,810,295     2,545,210     2,123,133     1,724,245
                                          -----------   -----------   -----------   -----------   -----------
         TOTAL AVERAGE DEPOSITS.........  $25,027,643   $23,583,305   $22,223,714   $21,044,109   $19,646,641
                                          ===========   ===========   ===========   ===========   ===========

---------------

(1) Table 4 presents the average rate paid on the above deposit categories for the three years in the period ended December 31, 1999.
(2) Includes money market savings accounts and super NOW accounts.
(3) Includes regular savings accounts, NOW accounts, and premium savings accounts.
(4) Includes certificates of deposit of less than $100,000, investment savings deposits, IRAs, and Holiday accounts.

                  TABLE 7.  COMPOSITION OF THE LOAN PORTFOLIO

                                                                     DECEMBER 31,
                                          -------------------------------------------------------------------
                                             1999          1998          1997          1996          1995
                                          -----------   -----------   -----------   -----------   -----------
                                                                (DOLLARS IN THOUSANDS)
Commercial, financial, and
  agricultural..........................  $ 4,799,840   $ 3,543,925   $ 3,397,348   $ 3,078,268   $ 2,993,409
Foreign.................................      374,814       197,120       208,081       145,483       127,623
Accounts receivable -- factoring........      555,128       615,952       579,067       452,522       319,487
Real estate -- construction.............    1,581,164     1,195,779     1,074,279       865,031       768,872
Real estate -- mortgage
  Secured by 1-4 family residential.....    5,554,943     5,647,520     5,704,490     5,531,747     5,183,332
  FHA/VA government-insured/guaranteed..      519,213       759,911     1,331,993     1,569,027     1,006,397
  Other mortgage........................    4,591,110     4,386,182     4,226,944     3,455,693     2,938,334
Home equity.............................      584,546       482,665       452,870       365,945       328,961
Consumer
  Credit cards and related plans........       82,998        96,091       617,113       700,584       490,919
  Other consumer........................    2,752,016     2,622,402     2,685,845     2,631,352     2,452,983
Direct lease financing..................       78,726        63,621        66,039        75,218        77,333
                                          -----------   -----------   -----------   -----------   -----------
         TOTAL LOANS....................   21,474,498    19,611,168    20,344,069    18,870,870    16,687,650
Less: Unearned income...................      (28,098)      (34,342)      (41,100)      (59,429)      (73,619)
                                          -----------   -----------   -----------   -----------   -----------
         TOTAL LOANS, NET OF UNEARNED
           INCOME.......................  $21,446,400   $19,576,826   $20,302,969   $18,811,441   $16,614,031
                                          ===========   ===========   ===========   ===========   ===========

 TABLE 8.  ALLOCATION OF THE ALLOWANCE FOR LOSSES ON LOANS BY CATEGORY OF LOANS
       AND THE PERCENTAGE OF LOANS BY CATEGORY TO TOTAL LOANS OUTSTANDING

                                                          DECEMBER 31,
                       -----------------------------------------------------------------------------------
                                1999                     1998                     1997              1996
                       ----------------------   ----------------------   ----------------------   --------
                                  PERCENTAGE               PERCENTAGE               PERCENTAGE
                                  OF LOANS TO              OF LOANS TO              OF LOANS TO
                        AMOUNT    TOTAL LOANS    AMOUNT    TOTAL LOANS    AMOUNT    TOTAL LOANS    AMOUNT
                       --------   -----------   --------   -----------   --------   -----------   --------
                                                     (DOLLARS IN THOUSANDS)
Commercial,
  financial, and
  agricultural.......  $ 97,328        26%      $ 86,275        22%      $ 77,618        21%      $ 59,372
Foreign..............     5,525         2          3,500         1          3,150         1          1,300
Real estate --
  construction.......    36,720         8         19,672         6         14,079         6         10,092
Real estate --
  mortgage...........   136,287        48        160,728        54        129,573        52        119,878
Consumer.............    64,770        16         50,043        17         99,129        20         78,806
Direct lease
  financing..........     1,670        --          1,258        --            925        --            991
                       --------       ---       --------       ---       --------       ---       --------
        Total........  $342,300       100%      $321,476       100%      $324,474       100%      $270,439
                       ========       ===       ========       ===       ========       ===       ========

                                   DECEMBER 31,
                       ------------------------------------
                          1996                1995
                       -----------   ----------------------
                       PERCENTAGE               PERCENTAGE
                       OF LOANS TO              OF LOANS TO
                       TOTAL LOANS    AMOUNT    TOTAL LOANS
                       -----------   --------   -----------
                              (DOLLARS IN THOUSANDS)
Commercial,
  financial, and
  agricultural.......       21%      $ 69,236        21%
Foreign..............        1          1,400         1
Real estate --
  construction.......        5         11,755         5
Real estate --
  mortgage...........       52        101,750        52
Consumer.............       21         69,767        21
Direct lease
  financing..........       --          1,195        --
                           ---       --------       ---
        Total........      100%      $255,103       100%
                           ===       ========       ===

---------------

The allocation of the allowance is presented based in part on evaluations of specific loans, past history, and economic conditions within specific industries or geographic areas. Since all of these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses. FHA/VA government-insured/guaranteed loans are excluded from the loan percentage calculation.

TABLE 9.  NONACCRUAL, RESTRUCTURED, AND PAST DUE LOANS AND FORECLOSED PROPERTIES

                                                                                  DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1999       1998       1997       1996       1995
                                                              --------   --------   --------   --------   --------
                                                                             (DOLLARS IN THOUSANDS)
Nonaccrual loans(1)
  Domestic..................................................  $127,080   $150,378   $138,800   $118,791   $106,601
  Foreign...................................................       686         --         96         96      2,072
Restructured loans..........................................     1,878      5,612     15,250     17,097     14,656
                                                              --------   --------   --------   --------   --------
        TOTAL NONPERFORMING LOANS...........................   129,644    155,990    154,146    135,984    123,329
                                                              --------   --------   --------   --------   --------
Foreclosed properties
  Other real estate, net....................................    35,943     23,937     31,914     40,680     35,598
  Other foreclosed properties...............................     1,921      2,670      5,062      2,167      2,823
                                                              --------   --------   --------   --------   --------
        TOTAL FORECLOSED PROPERTIES.........................    37,864     26,607     36,976     42,847     38,421
                                                              --------   --------   --------   --------   --------
        TOTAL NONPERFORMING ASSETS..........................  $167,508   $182,597   $191,122   $178,831   $161,750
                                                              ========   ========   ========   ========   ========
LOANS PAST DUE 90 DAYS OR MORE AND STILL ACCRUING
  INTEREST..................................................  $ 92,834   $ 48,626   $ 51,128   $ 45,467   $ 34,540
                                                              ========   ========   ========   ========   ========
FHA/VA GOVERNMENT-INSURED/GUARANTEED LOANS
  Loans past due 90 days or more and still accruing
    interest................................................  $240,799   $355,124   $517,124   $724,691   $558,038
  Nonaccrual................................................     6,613      9,232     14,933         77        404

---------------

(1) In the third quarter of 1999, Union Planters changed its policy related to placing single family residential mortgage loans on nonaccrual status to conform to industry practice. Previously, single family residential mortgage loans were automatically placed on nonaccrual status after they became past due 90 days or more. Prospectively, these loans are being placed on nonaccrual status if the loan is not in the process of collection or is not well secured. The impact of this change was to reduce single family residential mortgage loans on nonaccrual status approximately $50 million with loans past due 90 days or more and still accruing interest increasing by a corresponding amount. Prior period amounts do not reflect this change.

                    TABLE 10.  ALLOWANCE FOR LOSSES ON LOANS

                                                               YEARS ENDED DECEMBER 31,
                                          -------------------------------------------------------------------
                                             1999          1998          1997          1996          1995
                                          -----------   -----------   -----------   -----------   -----------
                                                                (DOLLARS IN THOUSANDS)
BALANCE AT BEGINNING OF PERIOD..........  $   321,476   $   324,474   $   270,439   $   255,103   $   248,482
LOANS CHARGED OFF
  Commercial, financial, and
    agricultural........................       67,649        65,815        41,881        24,045        21,540
  Foreign...............................          459         1,831            --         3,391           743
  Real estate -- construction...........        3,330         3,714           400           765           529
  Real estate -- mortgage...............       28,076        28,654        10,618        10,245        12,881
  Consumer..............................       45,089        64,435        35,425        30,081        20,196
  Credit cards and related plans........        4,158        50,723        52,177        30,542        15,082
  Direct lease financing................          396           125            30            48            52
                                          -----------   -----------   -----------   -----------   -----------
         Total charge-offs..............      149,157       215,297       140,531        99,117        71,023
                                          -----------   -----------   -----------   -----------   -----------
RECOVERIES ON LOANS PREVIOUSLY CHARGED
  OFF
  Commercial, financial, and
    agricultural........................       23,266         8,931         8,259         8,569         9,263
  Foreign...............................           77            20            10            --         1,632
  Real estate -- construction...........          670           310           546            64           557
  Real estate -- mortgage...............        7,639         5,825         3,620         3,555         4,449
  Consumer..............................       18,805         9,812         4,916         7,350         6,374
  Credit cards and related plans........        2,278         4,113         6,903         2,209         1,122
  Direct lease financing................          126             5            27             4            52
                                          -----------   -----------   -----------   -----------   -----------
         Total recoveries...............       52,861        29,016        24,281        21,751        23,449
                                          -----------   -----------   -----------   -----------   -----------
Net charge-offs.........................      (96,296)     (186,281)     (116,250)      (77,366)      (47,574)
Provisions charged to expense...........       74,045       204,056       153,100        86,381        50,696
Allowance related to the sale of certain
  loans.................................           --       (36,693)           --        (1,628)           --
Increase due to acquisitions............       43,075        15,920        17,185         7,949         3,499
                                          -----------   -----------   -----------   -----------   -----------
BALANCE AT END OF PERIOD................  $   342,300   $   321,476   $   324,474   $   270,439   $   255,103
                                          ===========   ===========   ===========   ===========   ===========
Total loans, net of unearned income, at
  end of period.........................  $21,446,400   $19,576,826   $20,302,969   $18,811,441   $16,614,031
Less: FHA/VA government-
  insured/guaranteed loans..............      519,213       759,911     1,331,993     1,569,027     1,006,397
                                          -----------   -----------   -----------   -----------   -----------
  LOANS USED TO CALCULATE RATIOS........  $20,927,187   $18,816,915   $18,970,976   $17,242,414   $15,607,634
                                          ===========   ===========   ===========   ===========   ===========
Average total loans, net of unearned
  income, during period.................  $21,141,576   $20,498,773   $19,992,626   $17,888,375   $16,162,983
Less: Average FHA/VA government-
  insured/guaranteed loans..............      597,944       958,921     1,500,120     1,300,065       881,082
                                          -----------   -----------   -----------   -----------   -----------
  AVERAGE LOANS USED TO CALCULATE
    RATIOS..............................  $20,543,632   $19,539,852   $18,492,506   $16,588,310   $15,281,901
                                          ===========   ===========   ===========   ===========   ===========
CREDIT QUALITY RATIOS(1)
  Allowance for losses on loans/loans,
    net of unearned income..............         1.64%         1.71%         1.71%         1.57%         1.63%
  Allowance for losses on loans/average
    loans, net of unearned income.......         1.67          1.65          1.75          1.63          1.67
  Allowance for losses on
    loans/nonperforming loans...........          264           206           210           199           207
  Net charge-offs/average loans, net of
    unearned income.....................          .47           .95           .63           .47           .31
  Provision for losses on loans/average
    loans, net of unearned income.......          .36          1.04           .83           .52           .33
  Nonperforming loans/loans.............          .62           .83           .81           .79           .79
  Nonperforming assets/loans plus
    foreclosed properties...............          .80           .97          1.01          1.03          1.03
  Loans past due 90 days or more and
    still accruing interest/loans.......          .44           .26           .27           .26           .22

---------------

(1) Ratio calculations exclude FHA/VA government-insured/guaranteed loans since they represent minimal credit risk to Union Planters. See the "Loans" discussion on page 23 for additional information regarding the FHA/VA government-insured/guaranteed loans and Table 9 for the detail of nonperforming assets.

           TABLE 11.  RATE SENSITIVITY ANALYSIS AT DECEMBER 31, 1999

                                                          INTEREST-SENSITIVE WITHIN(1)(7)
                             ------------------------------------------------------------------------------------------
                              0-90     91-180    181-366    1-3      3-5      5-15      OVER     NONINTEREST-
                              DAYS      DAYS      DAYS     YEARS    YEARS    YEARS    15 YEARS     BEARING       TOTAL
                             -------   -------   -------   ------   ------   ------   --------   ------------   -------
                                                               (DOLLARS IN MILLIONS)
ASSETS
  Loans and
    leases(2)(3)(4)........  $ 7,330   $ 1,770   $ 2,696   $5,722   $2,808   $  671    $   35      $   442      $21,474
  Investment
    securities(5)(6).......      494       212       367    1,601    1,766    2,941       304         (213)       7,472
  Other earning assets.....      791        56        21        3       --       --        --           --          871
  Other assets.............       --        --        --       --       --       --        --        3,463        3,463
                             -------   -------   -------   ------   ------   ------    ------      -------      -------
        TOTAL ASSETS.......  $ 8,615   $ 2,038   $ 3,084   $7,326   $4,574   $3,612    $  339      $ 3,692      $33,280
                             =======   =======   =======   ======   ======   ======    ======      =======      =======
SOURCES OF FUNDS
  Money market
    deposits(7)(8).........  $ 1,527   $    --   $ 1,527   $1,849   $   --   $   --    $   --      $    --      $ 4,903
  Savings deposits(7)(8)...    1,283        --        --    1,283       --    1,323        --           --        3,889
  Other time deposits......    2,392     2,121     2,351    1,427      249       39         3           --        8,582
  Certificates of deposit
    of $100,000 and over...      676       437       564      247       36        3        --           --        1,963
  Short-term borrowings....    5,419         1         2       --       --       --        --           --        5,422
  Short and medium-term
    bank notes.............       --        --        --       60       --       --        --           --           60
  Federal Home Loan Bank
    advances...............      200        --         1        1       --        1        --           --          203
  Other long-term debt.....      176         1         1        2       75      401       199           --          855
  Noninterest-bearing
    deposits...............       --        --        --       --       --       --        --        4,035        4,035
  Other liabilities........       --        --        --       --       --       --        --          592          592
  Shareholders' equity.....       --        --        --       --       --       --        --        2,776        2,776
                             -------   -------   -------   ------   ------   ------    ------      -------      -------
        TOTAL SOURCES OF
          FUNDS............  $11,673   $ 2,560   $ 4,446   $4,869   $  360   $1,767    $  202      $ 7,403      $33,280
                             =======   =======   =======   ======   ======   ======    ======      =======      =======
INTEREST-RATE SENSITIVITY
  GAP......................  $(3,058)  $  (522)  $(1,362)  $2,457   $4,214   $1,845    $  137      $(3,711)
CUMULATIVE INTEREST RATE
  SENSITIVITY GAP(8).......   (3,058)   (3,580)   (4,942)  (2,485)   1,729    3,574     3,711           --
CUMULATIVE GAP AS A
  PERCENTAGE OF TOTAL
  ASSETS(8)................       (9)%     (11)%    (15)%      (7)%      5%      11%       11%          --%
POLICY GUIDELINES..........     none        15%      10%        5%      >0%      >0%       >0%

---------------

MANAGEMENT HAS MADE THE FOLLOWING ASSUMPTIONS IN PRESENTING THE ABOVE ANALYSIS:
(1) Assets and liabilities are generally scheduled according to their earliest repricing dates regardless of their contractual maturities.
(2) Nonaccrual loans and accounts receivable-factoring are included in the noninterest-bearing category.
(3) Fixed-rate mortgage loan maturities are estimated based on the currently prevailing principal prepayment patterns of comparable mortgage-backed securities.
(4) Delinquent FHA/VA loans are scheduled based on foreclosure and repayment patterns.
(5) The scheduled maturities of mortgage-backed securities and CMOs assume principal prepayment of these securities on dates estimated by management, relying primarily upon current and consensus interest-rate forecasts in conjunction with the latest consensus prepayment schedules.
(6) Securities are generally scheduled according to their call dates when valued at a premium to par.
(7) Money market deposits and savings deposits that have no contractual maturities are scheduled according to management's best estimate of their repricing in response to changes in market rates. The impact of changes in market rates would be expected to vary by product type and market.
(8) If all money market and savings deposits had been included in the 0-90 Days category, the cumulative gap as a percentage of total assets would have been negative (27%), (29%), (28%) and (11%) for the 0-90 Days, 91-180 Days,
    181-366 Days, and 1-3 Years categories and positive 1%, 11%, and 11%, respectively, for the 3-5 Years, 5-15 Years, and over 15 Years categories at December 31, 1999.

           TABLE 12.  INVESTMENT SECURITIES AND OTHER EARNING ASSETS

                                                                          DECEMBER 31,
                                                              ------------------------------------
                                                                 1999         1998         1997
                                                              ----------   ----------   ----------
                                                                     (DOLLARS IN THOUSANDS)
U.S. Government obligations
  U.S. Treasury.............................................  $  164,543   $  396,287   $1,160,451
  U.S. Government agencies..................................   4,016,038    4,842,792    3,752,796
                                                              ----------   ----------   ----------
         Total U.S. Government obligations..................   4,180,581    5,239,079    4,913,247
Obligations of states and political subdivisions............   1,273,145    1,345,666    1,033,944
Other investment securities.................................   2,018,729    1,716,958      467,006
                                                              ----------   ----------   ----------
         Total investment securities........................   7,472,455    8,301,703    6,414,197
Interest-bearing deposits at financial institutions.........      73,062       47,583       38,128
Federal funds sold and securities purchased under agreements
  to resell.................................................      51,117       94,568      265,890
Trading account assets......................................     315,734      275,992      187,419
Loans held for resale.......................................     430,690      441,214      175,699
                                                              ----------   ----------   ----------
         Total investment securities and other earning
           assets...........................................  $8,343,058   $9,161,060   $7,081,333
                                                              ==========   ==========   ==========

                         TABLE 13.  RISK-BASED CAPITAL

                                                                           DECEMBER 31,
                                                              ---------------------------------------
                                                                 1999          1998          1997
                                                              -----------   -----------   -----------
                                                                      (DOLLARS IN THOUSANDS)
TIER 1 CAPITAL
  Shareholders' equity......................................  $ 2,776,109   $ 2,984,078   $ 2,874,473
  Trust Preferred Securities and minority interest in
    consolidated subsidiaries...............................      202,232       202,197       214,360
  Less: Goodwill and other intangibles......................     (971,770)     (381,601)     (186,894)
       Disallowed deferred tax asset........................       (1,053)       (1,144)       (1,651)
       Unrealized (gain) loss on available for sale
       securities...........................................      134,217       (57,245)      (52,964)
                                                              -----------   -----------   -----------
         TOTAL TIER 1 CAPITAL...............................    2,139,735     2,746,285     2,847,324
TIER 2 CAPITAL
  Allowance for losses on loans.............................      282,149       258,173       247,518
  Qualifying long-term debt.................................      445,590       461,110       174,232
  Other adjustments.........................................           --           218           (71)
                                                              -----------   -----------   -----------
         TOTAL CAPITAL BEFORE DEDUCTIONS....................    2,867,474     3,465,786     3,269,003
  Less: investment in unconsolidated subsidiaries...........      (10,289)      (10,736)      (10,628)
                                                              -----------   -----------   -----------
         TOTAL CAPITAL......................................  $ 2,857,185   $ 3,455,050   $ 3,258,375
                                                              ===========   ===========   ===========
RISK-WEIGHTED ASSETS........................................  $22,511,772   $20,590,574   $19,879,568
                                                              ===========   ===========   ===========
RATIOS
  Shareholders' equity/total assets.........................         8.34%         9.42%         9.59%
  Leverage ratio(1).........................................         6.65          8.86          9.62
  Tier 1 capital/risk-weighted assets(1)....................         9.50         13.34         14.32
  Total capital/risk-weighted assets(1).....................        12.69         16.78         16.39

---------------

(1) Regulatory minimums for institutions considered "well capitalized" are 5%, 6%, and 10% for the leverage, Tier 1 capital to risk-weighted assets, and Total capital to risk-weighted assets ratios, respectively. As of December 31, 1999, all of Union Planters' banking subsidiaries were considered "well capitalized" for purposes of FDIC deposit insurance assessments. See Note 12 to the financial statements on page 59 for a comparison of Union Planters' capital levels and ratios to the regulatory minimums for "adequately capitalized" and "well capitalized."

                       TABLE 14.  SELECTED QUARTERLY DATA

                                                         1999 QUARTERS ENDED(1)
                                ------------------------------------------------------------------------
                                 MARCH 31        JUNE 30      SEPTEMBER 30    DECEMBER 31       TOTAL
                                -----------    -----------    ------------    -----------    -----------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income...........  $   295,697    $   311,589    $   328,229     $  321,016     $ 1,256,531
Provision for losses on
  loans.......................      (16,279)       (17,740)       (20,365)       (19,661)        (74,045)
Investment securities
  gains (losses)..............           11          3,181         (1,224)           160           2,128
Noninterest income............      126,243        137,535        124,306        122,498         510,582
Noninterest expense...........     (258,239)      (275,009)      (265,999)      (277,117)     (1,076,364)
                                -----------    -----------    -----------     -----------    -----------
Earnings before income
  taxes.......................      147,433        159,556        164,947        146,896         618,832
Income taxes..................      (50,083)       (53,792)       (55,413)       (49,546)       (208,834)
                                -----------    -----------    -----------     -----------    -----------
Net earnings..................  $    97,350    $   105,764    $   109,534     $   97,350     $   409,998
                                ===========    ===========    ===========     ===========    ===========
PER COMMON SHARE DATA
  Net earnings................
    Basic.....................  $       .68    $       .74    $       .77     $      .69     $      2.88
    Diluted...................          .67            .73            .76            .69            2.85
  Dividends(2)................          .50            .50            .50            .50            2.00
UPC COMMON STOCK DATA(3)
  High trading price..........  $     48.75    $     45.31    $     49.00     $    46.06     $     49.00
  Low trading price...........        43.00          40.31          39.19          38.56           38.56
  Closing price at quarter
    end.......................        43.94          44.69          40.75          39.44           39.44
  Trading volume (in
    thousands)(4).............       17,337         18,209         18,485         17,291          71,322
KEY FINANCIAL DATA
  Return on average assets....         1.22%          1.29%          1.31%          1.17%           1.25%
  Return on average common
    equity....................        13.39          14.19          14.43          13.16           13.80
  Expense ratio(5)............         1.61           1.64           1.53           1.66            1.61
  Efficiency ratio(6).........        58.13          58.46          54.36          57.63           57.14
  Shareholders' equity/total
    assets (period end).......         9.04           9.22           8.90           8.34            8.34
  Average earning assets......  $29,336,591    $29,637,625    $29,867,142    $29,855,930     $29,676,273
  Interest income -- FTE......      564,031        574,907        597,805        599,167       2,335,910
  Yield on average earning
    assets -- FTE.............         7.80%          7.78%          7.94%          7.96%           7.87%
  Average interest-bearing
    liabilities...............  $24,427,846    $24,819,027    $25,144,226    $25,305,421     $24,927,137
  Total interest expense......      258,888        253,712        259,973        268,828       1,041,401
  Rate on average interest-
    bearing liabilities.......         4.30%          4.10%          4.10%          4.21%           4.18%
  Net interest
    income -- FTE.............  $   305,143    $   321,195    $   337,832    $   330,339     $ 1,294,509
  Net interest
    margin -- FTE.............         4.22%          4.35%          4.49%          4.39%           4.36%
  Net interest
    spread -- FTE.............         3.50%          3.68%          3.84%          3.75%           3.69%

                                                         1998 QUARTERS ENDED(1)
                                ------------------------------------------------------------------------
                                 MARCH 31        JUNE 30      SEPTEMBER 30    DECEMBER 31       TOTAL
                                -----------    -----------    ------------    -----------    -----------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income.........    $   303,750    $   306,826    $   302,717     $   293,940    $ 1,207,233
Provision for losses on
  loans.....................        (33,212)       (43,038)       (51,222)        (76,584)      (204,056)
Investment securities
  gains(losses).............          5,854        (22,584)         1,635           6,021         (9,074)
Noninterest income..........        120,905        142,009        123,148         191,771        577,833
Noninterest expense.........       (237,002)      (257,119)      (343,836)       (362,057)    (1,200,014)
                                -----------    -----------    -----------      ----------    -----------
Earnings before income
  taxes.....................        160,295        126,094         32,442          53,091        371,922
Income taxes................        (55,834)       (46,690)       (18,292)        (25,500)      (146,316)
                                -----------    -----------    -----------      ----------    -----------
Net earnings................    $   104,461    $    79,404    $    14,150     $    27,591    $   225,606
                                ===========    ===========    ===========      ==========    ===========
PER COMMON SHARE DATA
  Net earnings
    Basic...................    $       .76    $       .57    $       .10     $       .19    $      1.61
    Diluted.................            .74            .56            .10             .19           1.58
  Dividends(2)..............            .50            .50            .50             .50           2.00
UPC COMMON STOCK DATA(3)
  High trading price........    $     67.31    $     62.56    $     61.94     $     50.25    $     67.31
  Low trading price.........          58.38          53.94          40.25           43.19          40.25
  Closing price at quarter
    end.....................          62.19          58.81          50.25           45.31          45.31
  Trading volume (in
    thousands)(4)...........         12,901         14,013         31,000          20,927         78,841
KEY FINANCIAL DATA
  Return on average
    assets..................           1.41%          1.04%           .18%            .35%           .73%
  Return on average common
    equity..................          14.87          10.97           1.84            3.66           7.71
  Expense ratio(5)..........           1.52           1.53           1.54            1.74           1.58
  Efficiency ratio(6).......          53.17          54.53          56.10           60.07          55.96
  Shareholders' equity/total
    assets (period end).....           9.60           9.38           9.59            9.42           9.42
  Average earning assets....    $27,588,514    $28,338,325    $28,566,359     $28,703,013    $28,302,836
  Interest income -- FTE....        582,478        595,367        591,331         582,506      2,351,682
  Yield on average earning
    assets -- FTE...........           8.56%          8.43%          8.21%           8.05%          8.31%
  Average interest-bearing
    liabilities.............    $22,998,653    $23,526,625    $23,678,710     $23,816,423    $23,507,819
  Total interest expense....        270,500        279,879        280,975         275,794      1,107,148
  Rate on average interest-
    bearing liabilities.....           4.77%          4.77%          4.71%           4.59%          4.71%
  Net interest
    income -- FTE...........    $   311,978    $   315,488    $   310,356     $   306,712    $ 1,244,534
  Net interest
    margin -- FTE...........           4.59%          4.47%          4.31%           4.24%          4.40%
  Net interest
    spread -- FTE...........           3.79%          3.66%          3.50%           3.46%          3.60%

---------------

FTE -- Fully taxable-equivalent basis
(1) Certain quarterly amounts have been reclassified to conform to current financial reporting presentation.
(2) See Note 12 to the financial statements on page 59 for a description of dividend restrictions.
(3) Union Planters common stock is listed on the New York Stock Exchange (NYSE) and is traded under the symbol UPC. All share prices represent closing prices as reported by the NYSE. There were approximately 35,200 registered holders of Union Planters common stock as of December 31, 1999.
(4) Trading volume represents total volume for the period shown as reported by NYSE.
(5) The expense ratio equals noninterest expense minus noninterest income (excluding significant nonrecurring revenues and expenses, investment securities gains and losses, and goodwill and other intangibles amortization) divided by average assets.
(6) The efficiency ratio is calculated excluding the same items as in the expense ratio calculation, dividing noninterest expense by net interest income (FTE) plus noninterest income.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1999           1998
                                                              -----------    -----------
                                                                (DOLLARS IN THOUSANDS)
ASSETS
  Cash and due from banks...................................  $ 1,127,902    $ 1,271,614
  Interest-bearing deposits at financial institutions.......       73,062         47,583
  Federal funds sold and securities purchased under
    agreements to resell....................................       51,117         94,568
  Trading account assets....................................      315,734        275,992
  Loans held for resale.....................................      430,690        441,214
  Available for sale investment securities (amortized cost:
    $7,685,096 and $8,208,570, respectively)................    7,472,455      8,301,703
  Loans.....................................................   21,474,498     19,611,168
    Less: Unearned income...................................      (28,098)       (34,342)
         Allowance for losses on loans......................     (342,300)      (321,476)
                                                              -----------    -----------
         Net loans..........................................   21,104,100     19,255,350
  Premises and equipment, net...............................      637,628        553,251
  Accrued interest receivable...............................      287,231        293,066
  FHA/VA claims receivable..................................      108,618        126,164
  Mortgage servicing rights.................................      122,110        101,466
  Goodwill and other intangibles............................      975,432        386,994
  Other assets..............................................      574,274        542,988
                                                              -----------    -----------
         TOTAL ASSETS.......................................  $33,280,353    $31,691,953
                                                              ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits
    Noninterest-bearing.....................................  $ 4,035,189    $ 4,194,402
    Certificates of deposit of $100,000 and over............    1,963,347      2,614,694
    Other interest-bearing..................................   17,373,580     18,087,359
                                                              -----------    -----------
         Total deposits.....................................   23,372,116     24,896,455
  Short-term borrowings.....................................    5,422,504      1,648,039
  Short-and medium-term senior notes........................       60,000        105,000
  Federal Home Loan Bank advances...........................      203,032        279,992
  Other long-term debt......................................      854,738      1,053,740
  Accrued interest, expenses, and taxes.....................      202,303        278,237
  Other liabilities.........................................      389,551        446,412
                                                              -----------    -----------
         TOTAL LIABILITIES..................................   30,504,244     28,707,875
                                                              -----------    -----------
  Commitments and contingent liabilities (Notes 14, 17, and
    20).....................................................           --             --
  Shareholders' equity
    Convertible preferred stock.............................       20,875         23,353
    Common stock, $5 par value; 300,000,000 shares
     authorized; 138,487,381 issued and outstanding
     (141,924,958 in 1998)..................................      692,437        709,625
    Additional paid-in capital..............................      755,306        691,789
    Retained earnings.......................................    1,453,468      1,516,712
    Unearned compensation...................................      (11,760)       (14,646)
    Accumulated other comprehensive income -- unrealized
     gain (loss) on available for sale securities, net......     (134,217)        57,245
                                                              -----------    -----------
         TOTAL SHAREHOLDERS' EQUITY.........................    2,776,109      2,984,078
                                                              -----------    -----------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.........  $33,280,353    $31,691,953
                                                              ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF EARNINGS

                                                                       YEARS ENDED DECEMBER 31,
                                                            -----------------------------------------------
                                                                1999             1998             1997
                                                            -------------    -------------    -------------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INTEREST INCOME
  Interest and fees on loans..............................  $  1,760,250     $  1,828,340     $  1,817,748
  Interest on investment securities
    Taxable...............................................       421,162          373,934          348,247
    Tax-exempt............................................        69,538           63,195           53,121
  Interest on deposits at financial institutions..........         2,763            1,807            3,207
  Interest on federal funds sold and securities purchased
    under agreements to resell............................         4,014           18,823           19,149
  Interest on trading account securities..................        15,970           14,197           14,956
  Interest on loans held for resale.......................        24,235           14,085            8,057
                                                            ------------     ------------     ------------
         Total interest income............................     2,297,932        2,314,381        2,264,485
                                                            ------------     ------------     ------------
INTEREST EXPENSE
  Interest on deposits....................................       811,411          896,062          853,921
  Interest on short-term borrowings.......................       141,936           79,415           88,753
  Interest on long-term debt..............................        88,054          131,671          121,912
                                                            ------------     ------------     ------------
         Total interest expense...........................     1,041,401        1,107,148        1,064,586
                                                            ------------     ------------     ------------
         NET INTEREST INCOME..............................     1,256,531        1,207,233        1,199,899
PROVISION FOR LOSSES ON LOANS.............................        74,045          204,056          153,100
                                                            ------------     ------------     ------------
         NET INTEREST INCOME AFTER PROVISION FOR LOSSES ON
           LOANS..........................................     1,182,486        1,003,177        1,046,799
                                                            ------------     ------------     ------------
NONINTEREST INCOME
  Service charges on deposit accounts.....................       170,052          156,445          157,256
  Mortgage banking revenues...............................        96,785           89,965           80,658
  Bank card income........................................        26,880           38,562           39,497
  Factoring commissions...................................        29,504           30,630           30,140
  Trust service income....................................        23,920           24,116           24,029
  Profits and commissions from trading activities.........         4,321            5,402            7,323
  Investment securities gains (losses)....................         2,128           (9,074)           4,888
  Other income............................................       159,120          232,713          126,960
                                                            ------------     ------------     ------------
         Total noninterest income.........................       512,710          568,759          470,751
                                                            ------------     ------------     ------------
NONINTEREST EXPENSE
  Salaries and employee benefits..........................       502,279          479,765          440,511
  Net occupancy expense...................................        88,122           75,974           74,750
  Equipment expense.......................................        81,720           72,718           62,736
  Goodwill and other intangible amortization..............        56,388           29,333           21,386
  Other expense...........................................       347,855          542,224          402,318
                                                            ------------     ------------     ------------
         Total noninterest expense........................     1,076,364        1,200,014        1,001,701
                                                            ------------     ------------     ------------
         EARNINGS BEFORE INCOME TAXES.....................       618,832          371,922          515,849
Income taxes..............................................       208,834          146,316          176,014
                                                            ------------     ------------     ------------
         NET EARNINGS.....................................  $    409,998     $    225,606     $    339,835
                                                            ============     ============     ============

         NET EARNINGS APPLICABLE TO COMMON SHARES.........  $    408,240     $    223,532     $    334,893
                                                            ============     ============     ============
EARNINGS PER COMMON SHARE
  Basic...................................................  $       2.88     $       1.61     $       2.53
  Diluted.................................................          2.85             1.58             2.47
AVERAGE COMMON SHARES OUTSTANDING
  Basic...................................................   141,854,254      139,034,412      132,451,476
  Diluted.................................................   143,982,511      142,692,842      138,219,919

The accompanying notes are an integral part of these consolidated financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                       UNREALIZED
                                                                                                      GAIN (LOSS)
                                                             ADDITIONAL                               ON AVAILABLE
                                      PREFERRED    COMMON     PAID-IN      RETAINED      UNEARNED       FOR SALE
                                        STOCK      STOCK      CAPITAL      EARNINGS    COMPENSATION    SECURITIES      TOTAL
                                      ---------   --------   ----------   ----------   ------------   ------------   ----------
                                                                       (DOLLARS IN THOUSANDS)
BALANCE, JANUARY 1, 1997............  $ 83,809    $625,157   $ 388,419    $1,443,100     $(10,499)     $  27,131     $2,557,117
  Comprehensive income
    Net earnings....................        --          --          --       339,835           --             --        339,835
    Other comprehensive income, net
      of taxes
      Net change in net unrealized
        gain on available for sale
        securities..................        --          --          --            --           --         25,409         25,409
                                                                                                                     ----------
        Total comprehensive
          income....................        --          --          --            --           --             --        365,244
  Cash dividends
    Common stock, $1.495 per
      share.........................        --          --          --      (108,003)          --             --       (108,003)
    Preferred stock.................        --          --          --        (4,939)          --             --         (4,939)
    Pooled institutions prior to
      pooling.......................        --          --          --       (53,044)          --             --        (53,044)
  Common stock issued under employee
    benefit plans and dividend
    reinvestment plan, net of stock
    exchanged.......................        --       6,477      32,824        (5,595)      (3,865)            --         29,841
  Issuance of stock for
    acquisitions....................        --       5,704      (2,289)       22,897           --            424         26,736
  Other stock transactions of pooled
    institutions prior to pooling...        --      31,407     130,319       (58,053)          --             --        103,673
  Conversion of preferred stock.....   (29,100)      7,275      21,822            --           --             --             (3)
  Common stock purchased and
    retired.........................        --      (3,362)     (8,101)      (30,686)          --             --        (42,149)
                                      --------    --------   ---------    ----------     --------      ---------     ----------
BALANCE, DECEMBER 31, 1997..........    54,709     672,658     562,994     1,545,512      (14,364)        52,964      2,874,473
  Comprehensive income
    Net earnings....................        --          --          --       225,606           --             --        225,606
    Other comprehensive income, net
      of taxes
      Net change in net unrealized
        gain on available for sale
        securities..................        --          --          --            --           --          3,893          3,893
                                                                                                                     ----------
        Total comprehensive
          income....................                                                                                    229,499
  Cash dividends
    Common stock, $2.00 per share...        --          --          --      (217,613)          --             --       (217,613)
    Preferred stock.................        --          --          --        (2,072)          --             --         (2,072)
    Pooled institutions prior to
      pooling.......................        --          --          --       (36,768)          --             --        (36,768)
  Common stock issued under employee
    benefit plans and dividend
    reinvestment plan, net of stock
    exchanged.......................        --      10,869      53,210          (279)         184             --         63,984
  Issuance of stock for
    acquisitions....................        --      26,936     128,264        50,400         (466)           388        205,522
  Other stock transactions of pooled
    institutions prior to pooling...        --          --       9,446       (10,998)          --             --         (1,552)
  Conversion of preferred stock.....   (31,356)      7,839      23,515            --           --             --             (2)
  Common stock purchased and
    retired.........................        --     (13,035)   (100,985)      (37,076)          --             --       (151,096)
  Conversion of debt of acquired
    entity..........................        --       4,358      15,345            --           --             --         19,703
                                      --------    --------   ---------    ----------     --------      ---------     ----------
BALANCE, DECEMBER 31, 1998..........    23,353     709,625     691,789     1,516,712      (14,646)        57,245      2,984,078
  Comprehensive income
    Net earnings....................        --          --          --       409,998           --             --        409,998
    Other comprehensive income, net
      of taxes
      Net change in net unrealized
        gain (loss) on available for
        sale securities.............        --          --          --            --           --       (191,462)      (191,462)
                                                                                                                     ----------
        Total comprehensive
          income....................        --          --          --            --           --             --        218,536
  Cash dividends
    Common stock, $2.00 per share...        --          --          --      (284,965)          --             --       (284,965)
    Preferred stock.................        --          --          --        (1,758)          --             --         (1,758)
  Common stock issued under employee
    benefit plans and dividend
    reinvestment plan, net of stock
    exchanged.......................        --       3,014      18,100            --        2,886             --         24,000
  Issuance of stock for
    acquisitions....................        --       7,024      71,340         4,120           --             --         82,484
  Conversion of preferred stock.....    (2,478)        619       1,858            --           --             --             (1)
  Common stock purchased and
    retired.........................        --     (29,103)    (31,063)     (190,639)          --             --       (250,805)
  Conversion of debt of acquired
    entity..........................        --       1,258       3,282            --           --             --          4,540
                                      --------    --------   ---------    ----------     --------      ---------     ----------
BALANCE, DECEMBER 31, 1999..........  $ 20,875    $692,437   $ 755,306    $1,453,468     $(11,760)     $(134,217)    $2,776,109
                                      ========    ========   =========    ==========     ========      =========     ==========

The accompanying notes are an integral part of these consolidated financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                     YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1999          1998          1997
                                                              -----------   -----------   -----------
                                                                      (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
  Net earnings..............................................  $   409,998   $   225,606   $   339,835
  Reconciliation of net earnings to net cash provided by
    operating activities:
    Provision for losses on loans, other real estate, and
      FHA/VA foreclosure claims, net of decrease............       75,024       174,254       164,572
    Depreciation and amortization of premises and
      equipment.............................................       69,625        63,424        56,609
    Amortization and write-offs of intangibles..............       76,182        53,772        41,276
    Provisions for merger-related, charter consolidation,
      and other expenses....................................           --        50,806        44,831
    Net amortization (accretion) of investment securities...        6,153         5,969        (4,077)
    Net realized (gains) losses on sales of investment
      securities............................................       (2,128)        9,074        (4,888)
    Deferred income tax expense (benefit)...................       28,171       (33,476)       (3,208)
    (Increase) decrease in assets
         Trading account assets and loans held for resale...      (23,591)     (354,088)       11,472
         Other assets.......................................      130,967      (122,217)       15,290
    Increase (decrease) in accrued interest, expenses,
      taxes, and other liabilities..........................     (167,926)       18,937       (38,544)
    Other, net..............................................        6,872         9,631        (4,569)
                                                              -----------   -----------   -----------
         Net cash provided by operating activities..........      609,347       101,692       618,599
                                                              -----------   -----------   -----------
INVESTING ACTIVITIES
  Net decrease in short-term investments....................      744,576        14,989           242
  Proceeds from sales of available for sale securities......    1,171,870     1,497,976     1,423,237
  Proceeds from maturities, calls, and prepayments of
    available for sale securities...........................    4,711,359     4,780,164     2,525,859
  Purchases of available for sale securities................   (5,098,264)   (7,974,518)   (3,874,273)
  Net (increase) decrease in loans..........................      281,349     1,418,766      (523,148)
  Net cash received from (paid for) acquired institutions...      (45,302)    1,306,523        16,907
  Purchases of premises and equipment, net..................      (67,407)      (82,052)      (73,558)
  Other, net................................................           --            --       (22,446)
                                                              -----------   -----------   -----------
         Net cash provided (used) by investing activities...    1,698,181       961,848      (527,180)
                                                              -----------   -----------   -----------
FINANCING ACTIVITIES
  Net increase (decrease) in deposits.......................   (5,173,562)     (244,689)      324,896
  Net increase (decrease) in short-term borrowings..........    3,515,085      (189,827)      (63,875)
  Proceeds from long-term debt, net.........................          186       671,200       484,072
  Repayment of long-term debt...............................     (320,301)   (1,091,478)     (550,753)
  Proceeds from issuance of common stock....................       20,660        42,364        33,944
  Purchase and retirement of common stock, including stock
    transactions of acquired entities prior to
    acquisition.............................................     (250,805)     (151,096)      (42,814)
  Cash dividends paid.......................................     (286,756)     (256,871)     (165,036)
  Other, net................................................          802            --       (23,398)
                                                              -----------   -----------   -----------
         Net cash used by financing activities..............   (2,494,691)   (1,220,397)       (2,964)
                                                              -----------   -----------   -----------
Net increase (decrease) in cash and cash equivalents........     (187,163)     (156,857)       88,455
Cash and cash equivalents at the beginning of the period....    1,366,182     1,523,039     1,434,584
                                                              -----------   -----------   -----------
Cash and cash equivalents at the end of the period..........  $ 1,179,019   $ 1,366,182   $ 1,523,039
                                                              ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURES
  Cash paid for
    Interest................................................  $ 1,057,553   $ 1,102,454   $ 1,076,148
    Taxes...................................................      169,612       183,979       194,039
  Unrealized gain (loss) on available for sale securities...     (212,641)       93,133        85,400

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

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES

     BUSINESS. Union Planters Corporation (Union Planters or the Company) is a multi-state bank holding company headquartered in Memphis, Tennessee. Union Planters operates three banking subsidiaries with 868 banking offices and 1,018 ATMs in Alabama, Arkansas, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee, and Texas. At December 31, 1999, Union Planters had consolidated total assets of $33.3 billion, making it the 27th largest bank holding company based in the United States and the largest headquartered in Tennessee. Through its subsidiaries, Union Planters provides a diversified range of financial services in the communities in which it operates including consumer, commercial, and corporate lending; retail banking; and other ancillary financial services traditionally furnished by full-service financial institutions. Additional services offered include factoring operations; mortgage origination and servicing; investment management and trust services; the issuance of debit cards; the offering of credit cards; the origination, packaging, and securitization of loans, primarily the government-guaranteed portion of Small Business Administration (SBA) loans; the collection of delinquent FHA/VA government-insured/guaranteed loans purchased from third parties and from GNMA pools serviced for others; full-service and discount brokerage; and the sale of annuities and bank-eligible insurance products.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES. The accounting and reporting policies of Union Planters and its subsidiaries conform with generally accepted accounting principles and general practices within the financial services industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant estimate relates to the adequacy of the allowance for losses on loans. Actual results could differ from those estimates. Following are summaries of the more significant accounting policies of Union Planters.

     BASIS OF PRESENTATION. The consolidated financial statements include the accounts of Union Planters and its subsidiaries after elimination of significant intercompany accounts and transactions. Prior period consolidated financial statements have been restated to include the accounts of acquisitions accounted for using the pooling of interests method of accounting. Business combinations accounted for as purchases are included in the consolidated financial statements from their respective dates of acquisition. Assets and liabilities of financial institutions accounted for as purchases are adjusted to their fair values as of their dates of acquisition. Certain 1997 and 1998 amounts have been reclassified to conform with the 1999 financial reporting presentation.

     STATEMENT OF CASH FLOWS. Cash and cash equivalents include cash and due from banks and federal funds sold in the amounts of $51 million, $95 million, and $266 million at December 31, 1999, 1998, and 1997, respectively. Noncash transfers to foreclosed properties from loans for the years ended December 31, 1999, 1998, and 1997 were $42.7 million, $28.0 million, and $35.7 million, respectively. Other noncash transactions are detailed in Notes 2 and 10.

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

     Debt securities that Union Planters has the positive intent and ability to hold to maturity are classified as held to maturity securities and carried at cost, adjusted for the amortization of premium and accretion of discount using the level-yield method. Generally, the held to maturity portfolios of acquired entities are reclassified to the available for sale portfolio upon acquisition. At December 31, 1999 and 1998, Union Planters had no securities classified as held to maturity.

     Debt and equity securities which Union Planters has not classified as held to maturity or trading are classified as available for sale securities and, as such, are reported at fair value, with unrealized gains and losses, net of deferred taxes, reported as a component of shareholders' equity. Gains or losses from sales of available for sale securities are computed using the specific identification method and are included in investment securities gains (losses) together with impairment losses considered other than temporary.

     LOANS HELD FOR RESALE. Loans held for resale include mortgage and other loans and are carried at the lower of cost or fair value on an aggregate basis.

NOTE 1.  BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES (CONTINUED)

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

     NONPERFORMING LOANS. Nonperforming loans consist of nonaccrual loans and restructured loans. Loans, other than consumer loans, are generally placed on nonaccrual status and interest is not recorded if, in management's opinion, payment in full of principal or interest is not expected or when payment of principal or interest is past due 90 days or more, unless the loan is both well-secured and in the process of collection. Reference is made to Note 5 for a description of a change in the application of the nonaccrual policy related to single family residential mortgages. Consumer loans are automatically charged-off when they become 120 days past due. In the interim, consumer loans are placed on nonaccrual status upon the occurrence of certain events, such as bankruptcy. FHA/VA government-insured/guaranteed loans which are past due 90 days or more are placed on nonaccrual status when interest claim reimbursements are likely to be denied due to missed filing dates in the foreclosure process.

     ALLOWANCE FOR LOSSES ON LOANS. The allowance for losses on loans represents management's best estimate of losses inherent in the existing loan portfolio. The allowance for losses on loans is increased by the provision for losses on loans charged to expense and reduced by loans charged off, net of recoveries. The provision for losses on loans is determined based on management's assessment of several factors: reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, current and anticipated economic conditions and the related impact on specific borrowers and industry groups, historical loan loss experience, the level of classified and nonperforming loans, and the results of regulatory examinations.

     Loans are considered impaired if based on current information and events, it is probable that Union Planters will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

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

     GOODWILL AND OTHER INTANGIBLES. The unamortized costs in excess of the fair value of acquired net tangible assets are included in goodwill and other intangibles. Identifiable intangibles, except for premiums on purchased deposits which are amortized on a straight-line method over periods up to 15 years, are amortized over the estimated periods benefited. The remaining costs (goodwill) are generally amortized on a straight-line basis over periods up to 25 years. For acquisitions where the fair value of net assets acquired exceeds the purchase price, the resulting negative goodwill is allocated proportionally to noncurrent, nonmonetary assets.

     IMPAIRMENT OF CERTAIN ASSETS. Union Planters has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations and certain related identifiable intangibles when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Additionally, long-lived assets and related identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value, less selling costs. Union Planters has adopted this methodology for evaluating impairment of goodwill and other intangibles separate from any associated long-lived assets. In applying this methodology, Union Planters evaluates the carrying value of the goodwill and other intangibles against undiscounted after-tax cash flows from the acquired assets. If such cash flows exceed the carrying value, no impairment adjustment is recorded. If such cash flows are less than the carrying values, the cash flows are then discounted and the carrying values are adjusted to the amount of the discounted cash flows. Additionally, the fair value

NOTE 1.  BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES (CONTINUED)

of the assets/business is also considered in evaluating the carrying value of the goodwill.

     MORTGAGE SERVICING RIGHTS. Mortgage servicing rights are accounted for under the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which became effective January 1, 1997. SFAS No. 125 superseded SFAS No. 122, "Accounting for Mortgage Servicing Rights," but did not significantly change the methodology used to account for servicing rights. Union Planters had adopted SFAS No. 122 and at the time of adoption began capitalizing originated servicing rights. The adoption did not have a material impact on financial position or results of operations. Prior to that date, capitalization had been limited to purchased servicing. The servicing rights capitalized are amortized in proportion to and over the period of estimated servicing income. Management stratifies servicing rights based on origination period and interest rate and evaluates the recoverability in relation to the impact of actual and anticipated loan portfolio prepayment, foreclosure, and delinquency experience. Union Planters did not have a valuation allowance associated with the mortgage servicing rights portfolio as of December 31, 1999 or 1998.

     OTHER REAL ESTATE. Properties acquired through foreclosure and unused bank premises are stated at fair value, reduced by estimated selling costs. Write-downs of the foreclosed assets at, or prior to, the date of foreclosure are charged to the allowance for losses on loans. Subsequent write-downs, income and expense incurred in connection with holding such assets, and gains and losses realized from the sales of such assets are included in noninterest income and expense.

     STOCK COMPENSATION. Union Planters has elected not to adopt the recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which requires a fair-value-based method of accounting for stock options and similar equity awards. Union Planters continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock compensation plans and, accordingly, does not recognize compensation cost, except for stock grants. See
Note 14 for a summary of the pro forma effect if the accounting provisions of SFAS No. 123 had been elected.

     INCOME TAXES. Union Planters files a consolidated Federal income tax return which includes all of its subsidiaries except for a credit life insurance company and certain pass-through entities. Income tax expense is allocated among the parent company and its subsidiaries as if each had filed a separate return. The provision for income taxes is based on income reported for consolidated financial statement purposes and includes deferred taxes resulting from the recognition of certain revenues and expenses in different periods for tax-reporting purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be realized or settled. Recognition of certain deferred tax assets is based upon management's belief that, based upon historical earnings and anticipated future earnings, normal operations will continue to generate sufficient future taxable income to realize these benefits. A valuation allowance is established for deferred tax assets when, in the opinion of management, it is "more likely than not" that the asset will not be realized.

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

     The provisions of this statement become effective for quarterly and annual reporting beginning January 1, 2001. The statement allows for early adoption but Union Planters has no plans to adopt the provisions of SFAS No. 133 prior to the effective date. The impact of adopting the provisions of this statement on Union Planters' financial position, results of operations and cash flow subsequent to the effective date is not currently estimable and will depend on the financial position of Union Planters and the nature and purpose of the derivative instruments in use by management at that time.

NOTE 2.  ACQUISITIONS

     POOLINGS OF INTERESTS. Union Planters consummated in the three-year period ended December 31, 1999 the following acquisitions which were accounted for as pooling of interests. The information below is as of the date of acquisition.

                                                           DATE        COMMON
                                                         ACQUIRED   SHARES ISSUED   TOTAL ASSETS   TOTAL EQUITY
                                                         --------   -------------   ------------   ------------
                                                                                       (DOLLARS IN MILLIONS)
1998 ACQUISITIONS
Magna Group, Inc.......................................    7/1/98    33,398,818       $ 7,683         $  643
Peoples First Corporation..............................    7/1/98     6,031,031         1,427            151
C B & T, Inc...........................................    7/7/98     1,449,127           278             34
First National Bancshares of Wetumpka, Inc.............   7/31/98       835,709           202             23
Merchants Bancshares, Inc..............................   7/31/98     2,018,744           565             62
Alvin Bancshares, Inc..................................    8/1/98       423,869           117             12
AMBANC Corp............................................   8/31/98     3,387,548           740             75
Transflorida Bank......................................   8/31/98     1,655,371           334             40
Southeast Bancorp, Inc.................................  12/31/98     1,203,942           324             20
FSB, Inc...............................................  12/31/98       907,177           145             17
Ready State Bank.......................................  12/31/98     3,196,954           622             50
Other acquisitions (four acquisitions).................   Various     1,773,968           456             45
                                                                     ----------       -------         ------
         Total.........................................              56,282,258       $12,893         $1,172
                                                                     ==========       =======         ======
1997 ACQUISITIONS
Capital Bancorp........................................  12/31/97     6,494,889       $ 2,156         $  145
Magna Bancorp, Inc.....................................   11/1/97     7,103,272         1,191            128
Other acquisitions (three acquisitions)................   Various     1,081,552           242             25
                                                                     ----------       -------         ------
         Total.........................................              14,679,713       $ 3,589         $  298
                                                                     ==========       =======         ======

     PURCHASE ACQUISITIONS. Union Planters consummated in the three-year period ended December 31, 1999, the following acquisitions that were accounted for as purchases.

                                          DATE                                           RESULTING
             INSTITUTION                ACQUIRED      CONSIDERATION      TOTAL ASSETS   INTANGIBLES   TOTAL EQUITY
             -----------                --------   --------------------  ------------   -----------   ------------
                                                                                   (DOLLARS IN MILLIONS)
First Mutual Bancorp..................  1/31/99    1,404,816 shares of     $    403        $ 37           $ 79
                                                   common stock
First & Farmers Bancshares, Inc.......   2/1/99    $76 million in cash          411          42            N/A
Purchase of 56 branches, $850 million
  of loans, and assumption of $1.7
  billion of deposits of First Chicago
  NBD Corporation in Indiana (Indiana
  Branch Purchase)....................   3/5/99    $283 million in cash       1,903         283            N/A
Republic Banking Corporation of
  Florida.............................  7/16/99    $410 million in cash       1,792         269            N/A
Sho-Me Financial Corp.................   1/1/98    1,153,459 shares of          374          29             61
                                                   common stock
Duck Hill Bank........................   8/1/98    42,396 shares of              21           1              3
                                                   common stock
Purchase of 24 branches and assumption
  of $1.5 billion of deposits of
  California Federal Bank in Florida
  (Florida Branch Purchase)...........  9/11/98    $110 million in cash       1,389         110            N/A
PFIC Corporation......................  2/27/97    59,992 shares of               4           3              3
                                                   common stock
                                                                           --------        ----           ----
         Total........................                                     $  6,297        $774           $146
                                                                           ========        ====           ====

     Because all of the above purchase acquisitions, in the aggregate, are insignificant to the consolidated results of Union Planters, pro forma information has been omitted. Additionally, pro forma information for the Indiana and Florida Branch Purchases is not available due to lack of information available for operation of the branches on a historical basis.

NOTE 3.  RESTRICTIONS ON CASH AND DUE FROM BANKS

     Union Planters' banking subsidiaries are required to maintain noninterest-bearing average reserve balances with the Federal Reserve Bank. Average balances required to be maintained for such purposes during 1999 and 1998 were $42 million and $118 million, respectively.

NOTE 4.  INVESTMENT SECURITIES

     The following is a summary of Union Planters' investment securities, all of which were classified as "available for sale:"

                                                                           DECEMBER 31, 1999
                                                              --------------------------------------------
                                                                               UNREALIZED
                                                              AMORTIZED    ------------------      FAIR
                                                                 COST       GAINS     LOSSES      VALUE
                                                              ----------   -------   --------   ----------
                                                                         (DOLLARS IN THOUSANDS)
U.S. Government obligations
  U.S. Treasury.............................................  $  165,335   $   398   $  1,190   $  164,543
  U.S. Government agencies
    Collateralized mortgage obligations.....................   2,440,301       498     85,350    2,355,449
    Mortgage-backed.........................................     650,125     3,507     16,870      636,762
    Other...................................................   1,048,180     1,879     26,232    1,023,827
                                                              ----------   -------   --------   ----------
         Total U.S. Government obligations..................   4,303,941     6,282    129,642    4,180,581
Obligations of states and political subdivisions............   1,303,088    13,902     43,845    1,273,145
Other stocks and securities.................................   2,078,067     3,510     62,848    2,018,729
                                                              ----------   -------   --------   ----------
         Total available for sale securities................  $7,685,096   $23,694   $236,335   $7,472,455
                                                              ==========   =======   ========   ==========

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
                                                              ==========   ========   =======   ==========

     The following table presents the gross realized gains and losses on available for sale investment securities for the years ended December 31, 1999, 1998, and 1997.

                        1999       1998      1997
                       -------   --------   -------
                          (DOLLARS IN THOUSANDS)
Realized gains.......  $ 5,785   $ 26,088   $ 9,080
Realized losses......   (3,657)   (35,162)   (4,192)

     During the second quarter of 1998, Union Planters recorded a pretax loss of $22.8 million which is included in realized losses above. The loss was attributable to the premium write-down of certain high-coupon mortgage-backed securities of an acquired entity resulting from the acceleration and anticipated acceleration of prepayments of the underlying loans.
     OTHER COMPREHENSIVE INCOME. The following table presents a reconciliation of the net change in unrealized gains (losses) on available for sale securities:

                                                              BEFORE-TAX   TAX (EXPENSE)     NET OF
                                                                AMOUNT        BENEFIT      TAX AMOUNT
                                                              ----------   -------------   ----------
                                                                      (DOLLARS IN THOUSANDS)
1999
  Change in the unrealized losses on available for sale
    securities..............................................  $(303,646)     $113,484      $(190,162)
  Less: Reclassification for gains included in net
    earnings................................................      2,128          (828)         1,300
                                                              ---------      --------      ---------
  Net change in the unrealized losses on available for sale
    securities..............................................  $(305,774)     $114,312      $(191,462)
                                                              =========      ========      =========
1998
  Change in the unrealized gains on available for sale
    securities..............................................  $     823      $   (320)     $     503
  Less: Reclassification for losses included in net
    earnings................................................     (9,074)        5,684         (3,390)
                                                              ---------      --------      ---------
  Net change in the unrealized gains on available for sale
    securities..............................................  $   9,897      $ (6,004)     $   3,893
                                                              =========      ========      =========
1997
  Change in the unrealized gains on available for sale
    securities..............................................  $  46,663      $(18,152)     $  28,511
  Less: Reclassification for gains included in net
    earnings................................................      4,888        (1,786)         3,102
                                                              ---------      --------      ---------
  Net change in the unrealized gains on available for sale
    securities..............................................  $  41,775      $(16,366)     $  25,409
                                                              =========      ========      =========

     Investment securities having a fair value of approximately $2.8 billion and $3.1 billion at December 31, 1999 and 1998, respectively, were pledged to secure public and trust funds on deposit, securities sold under agreements to repurchase, and Federal Home Loan Bank (FHLB) advances. The fair values, contractual maturities, and weighted average yields of available for sale investment securities as of December 31, 1999 are as follows:

                                                               MATURING
                            -------------------------------------------------------------------------------
                               WITHIN ONE        AFTER ONE BUT        AFTER FIVE BUT
                                  YEAR         WITHIN FIVE YEARS     WITHIN TEN YEARS     AFTER TEN YEARS           TOTAL
                            ----------------   ------------------   ------------------   ------------------   ------------------
                             AMOUNT    YIELD     AMOUNT     YIELD     AMOUNT     YIELD     AMOUNT     YIELD     AMOUNT     YIELD
                            --------   -----   ----------   -----   ----------   -----   ----------   -----   ----------   -----
                                                   (FULLY TAXABLE-EQUIVALENT BASIS/DOLLARS IN THOUSANDS)
U.S. Government
  obligations
  U.S. Treasury...........  $ 81,929   6.05%   $   83,207    5.70%  $      197   6.61%   $        2     --%   $  165,335   5.88%
  U.S. Government agencies
    Collateralized
      mortgage
      obligations.........       465   7.15         2,591    6.83      451,942   6.09     1,985,303   6.10     2,440,301   6.10
    Mortgage-backed.......    15,120   5.38       102,758    6.51      231,598   6.59       300,649   7.10       650,125   6.78
    Other.................   153,702   6.20       659,114    5.89      102,455   6.39       132,909   7.09     1,048,180   6.14
                            --------           ----------           ----------           ----------           ----------
        Total U.S.
          Government
          obligations.....   251,216   6.10       847,670    5.95      786,192   6.28     2,418,863   6.28     4,303,941   6.20
Obligations of states and
  political
  subdivisions............    63,009   8.79       204,156    8.47      505,473   8.40       530,450   7.79     1,303,088   8.18
Other stocks and
  securities Federal
  Reserve Bank and Federal
  Home Loan Bank stock....        --     --            --      --           --     --       203,828   7.44       203,828   7.44
  Bonds, notes, and
    debentures............     3,080   6.49         2,855   10.76        5,200   8.00            --     --        11,135   8.29
  Collateralized mortgage
    obligations...........    50,000   6.48        79,212    5.65      155,578   6.07     1,549,275   6.88     1,834,065   6.75
  Other...................     1,436   1.39         4,255    7.53        1,150   6.76        22,198   5.29        29,039   5.48
                            --------           ----------           ----------           ----------           ----------
        Total other stocks
          and securities..    54,516   6.35        86,322    5.91      161,928   6.14     1,775,301   6.92     2,078,067   6.81
                            --------           ----------           ----------           ----------           ----------
        Total amortized
          cost of
          available for
          sale securities.  $368,741   6.60    $1,138,148    6.40   $1,453,593   7.00    $4,724,614   6.69    $7,685,096   6.70
                            ========           ==========           ==========           ==========           ==========
        Total fair
          value...........  $368,768           $1,123,733           $1,425,049           $4,554,905           $7,472,455
                            ========           ==========           ==========           ==========           ==========

     The weighted average yields are calculated by dividing the sum of the individual security yield weights (effective yield times book value) by the total book value of the securities. The weighted average yield for obligations of states and political subdivisions is adjusted to a taxable-equivalent yield, using a federal income tax rate of 35%. Expected maturities of securities will differ from contractual maturities because some borrowers have the right to call or prepay obligations without prepayment penalties. The investment securities portfolio is expected to have a principal weighted average life of approximately
5.23 years.

NOTE 5.  LOANS

     The composition of loans is summarized as follows:

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1999           1998
                                                              -----------    -----------
                                                                (DOLLARS IN THOUSANDS)
Commercial, financial, and agricultural.....................  $ 4,799,840    $ 3,543,925
Foreign.....................................................      374,814        197,120
Accounts receivable -- factoring............................      555,128        615,952
Real estate -- construction.................................    1,581,164      1,195,779
Real estate -- mortgage
  Secured by 1-4 family residential.........................    5,554,943      5,647,520
  FHA/VA government-insured/guaranteed......................      519,213        759,911
  Other mortgage............................................    4,591,110      4,386,182
Home equity.................................................      584,546        482,665
Consumer
  Credit cards and related plans............................       82,998         96,091
  Other consumer............................................    2,752,016      2,622,402
Direct lease financing......................................       78,726         63,621
                                                              -----------    -----------
         Total loans........................................  $21,474,498    $19,611,168
                                                              ===========    ===========

     Nonperforming loans are summarized as follows:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1999         1998
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
Nonaccrual loans............................................  $127,766     $150,378
Restructured loans..........................................     1,878        5,612
                                                              --------     --------
         Total..............................................  $129,644     $155,990
                                                              ========     ========

     At December 31, 1999 and 1998, Union Planters had $6.6 million and $9.2 million, respectively, of FHA/VA government-insured/guaranteed loans on nonaccrual status. Since these loans are government-insured/guaranteed, Union Planters does not expect any loss of principal. The loans were placed on nonaccrual status because the contractual payment of interest by FHA/VA had stopped.

     In the third quarter of 1999, Union Planters changed its policy related to placing single family residential mortgage loans on nonaccrual status to conform to industry practice. Previously, single family residential mortgage loans were automatically placed on nonaccrual status after they became past due 90 days or more. Prospectively, these loans are being placed on nonaccrual status if the loan is not in process of collection or is not well secured. The impact of the change was to reduce single family residential mortgage loans on nonaccrual status approximately $50 million with loans past due 90 days or more and still accruing interest increasing by a corresponding amount.

     The impact on net interest income of nonperforming loans was not material for the three years ended December 31, 1999. Also, there were no significant outstanding commitments to lend additional funds at December 31, 1999.

     Certain of Union Planters' bank subsidiaries, principally Union Planters Bank, National Association (UPB), have granted loans to Union Planters' directors, executive officers, and their affiliates. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and does not involve more than normal risks of collectability. The aggregate dollar amount of these loans was $19.4 million and $21.9 million at December 31, 1999 and 1998, respectively. During 1999, $14.5 million of new loans and advances under credit lines were made to related parties, including $107,000 added for a new relationship not included in the 1998 balance; repayments totaled approximately $14.3 million. Additionally, the balance at December 31, 1998 was reduced $2.7 million for loans related to former directors and other loans no longer considered related parties.

     In March 1999, UPB securitized and sold approximately $132 million of FHA/VA government insured-guaranteed loans, which resulted in a pretax gain of $5.3 million. In 1998, a similar sale of $380 million of FHA/VA government-insured/guaranteed loans resulted in a pretax gain of $19.6 million. A sale of $290 million of ARM loans in June 1999 resulted in a pretax gain of $5.0 million. In October 1998, Union Planters sold substantially all of its credit card portfolio, approximately $440 million of loans, to a third party, which resulted in a pretax gain of $72.7 million. An additional gain of $3.3 million was recognized in 1999 related to the sale of the remaining, approximately $20 million, credit card portfolio.

NOTE 6.  ALLOWANCE FOR LOSSES ON LOANS

     The changes in the allowance for losses on loans are summarized as follows:

                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                   (DOLLARS IN THOUSANDS)
Balance, January 1..........................................  $ 321,476   $ 324,474   $ 270,439
  Increase due to acquisitions..............................     43,075      15,920      17,185
  Decrease due to the sale of certain loans.................         --     (36,693)         --
  Provision for losses on loans.............................     74,045     204,056     153,100
  Recoveries of loans previously charged off................     52,861      29,016      24,281
  Loans charged off.........................................   (149,157)   (215,297)   (140,531)
                                                              ---------   ---------   ---------
Balance, December 31........................................  $ 342,300   $ 321,476   $ 324,474
                                                              =========   =========   =========

     At December 31, 1998, Union Planters had an impaired loan totaling $11.9 million, which had a valuation reserve recorded in the fourth quarter of 1998 of $7 million. In 1999, this loan was substantially charged-off and no valuation reserve remains.

NOTE 7.  PREMISES AND EQUIPMENT
     A summary of premises and equipment follows:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 1999        1998
                                                              ----------   ---------
                                                              (DOLLARS IN THOUSANDS)
Land........................................................  $  130,146   $ 108,307
Buildings and improvements..................................     509,728     451,633
Leasehold improvements......................................      49,138      47,243
Equipment...................................................     419,068     368,373
Construction in progress....................................      11,867      19,751
                                                              ----------   ---------
                                                               1,119,947     995,307
Less accumulated depreciation and amortization..............    (482,319)   (442,056)
                                                              ----------   ---------
         Total premises and equipment.......................  $  637,628   $ 553,251
                                                              ==========   =========

NOTE 8.  INTEREST-BEARING DEPOSITS

     The following table presents the maturities of interest-bearing deposits at December 31, 1999 (Dollars in thousands):

2000........................................................  $ 8,541,271
2001........................................................    1,268,383
2002........................................................      405,497
2003........................................................      184,938
2004........................................................       99,707
2005 and after..............................................       45,071
                                                              -----------
      Total time deposits...................................   10,544,867
      Interest-bearing deposits with no stated maturity.....    8,792,060
                                                              -----------
         Total interest-bearing deposits....................  $19,336,927
                                                              ===========

NOTE 9.  BORROWINGS

     SHORT-TERM BORROWINGS. Short-term borrowings includes short-term FHLB advances, federal funds purchased and securities sold under agreements to repurchase, and other short-term borrowings having original maturities of one year or less. Short-term FHLB advances are generally overnight borrowings from the FHLB, which are secured by mortgage-backed securities and mortgage loans. Federal funds purchased arise primarily from Union Planters' market activity with its correspondent banks and generally mature in one business day. Securities sold under agreements to repurchase are secured by U.S. Government and agency securities. Short-term borrowings are summarized as follows:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1999          1998
                                                              ----------    ----------
                                                               (DOLLARS IN THOUSANDS)
YEAR-END BALANCES
  Short-term FHLB advances..................................  $3,000,000    $       --
  Federal funds purchased...................................     945,869       313,662
  Securities sold under agreements to repurchase............   1,476,142     1,333,587
  Other short-term borrowings...............................         493           790
                                                              ----------    ----------
         Total short-term borrowings........................  $5,422,504    $1,648,039
                                                              ==========    ==========

                                                                           DECEMBER 31,
                                                              --------------------------------------
                                                                 1999          1998          1997
                                                              ----------    ----------    ----------
                                                                      (DOLLARS IN THOUSANDS)
FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS
  TO REPURCHASE
  Daily average balance.....................................  $1,980,674    $1,454,025    $1,392,670
  Weighted average interest rate............................        4.62%         5.17%         5.06%
  Maximum outstanding at any month end......................  $2,422,011    $1,892,426    $1,731,605
  Weighted average interest rate at December 31.............        4.65%         4.58%         5.44%
SHORT-TERM FHLB ADVANCES
  Daily average balance.....................................  $  928,493           N/A    $  284,274
  Weighted average interest rate............................        5.42%          N/A          5.99%
  Maximum outstanding at any month end......................  $3,000,000           N/A    $  386,552
  Weighted average interest rate at December 31.............        5.92%          N/A          5.72%

---------------------
N/A -- Not applicable

     BANK NOTES. In December 1998, UPB established a $5 billion senior and subordinated bank note program. Under the program UPB may issue senior bank notes with maturities ranging from 30 days to one year from their respective issue dates (Short-Term Senior Notes), senior bank notes with maturities more than one year to 30 years from their respective dates of issue (Medium-Term Senior Notes), and subordinated bank notes with maturities from 5 years to 30 years from their respective dates of issue (Subordinated Notes). At December 31, 1999 and 1998, only Medium-Term Senior Notes were outstanding. A summary of these notes follows:

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                 1999            1998
                                                              -----------    ------------
                                                                (DOLLARS IN THOUSANDS)
Balances at year end........................................  $    60,000    $    105,000
Average balance for the year................................       91,356         123,986
Weighted average interest rate..............................         6.74%           6.66%
Weighted average interest rate at year end..................         6.79            6.67
Fixed rate notes............................................  $    60,000    $    105,000
Range of maturities.........................................   8/01-10/01     10/99-10/01

     The principal maturities of Medium-Term Senior Notes subsequent to December 31, 1999 are $60 million in 2001.

     FEDERAL HOME LOAN BANK ADVANCES. Certain of Union Planters' banking and thrift subsidiaries have advances from the FHLB under Blanket Agreements for Advances and Security Agreements (the Agreements). These advances have an original maturity of greater than one year. The Agreements enable these subsidiaries to borrow funds from the FHLB to fund mortgage loan programs and to satisfy certain other funding needs. The value of the mortgage-backed securities and mortgage loans pledged under the Agreements must be maintained at not less than 115% and 150%, respectively, of the advances outstanding. At December 31, 1999, Union Planters' subsidiaries had an adequate amount of mortgage-backed securities and loans to satisfy the collateral requirements. A summary of the advances is as follows:

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1999            1998
                                                              -------------    -----------
                                                                 (DOLLARS IN THOUSANDS)
Balances at year end........................................  $     203,032    $   279,992
Range of interest rates.....................................     1.75%-6.85%    3.25%-8.36%
Range of maturities.........................................      2000-2015      1999-2015

     The principal maturities of FHLB advances subsequent to December 31, 1999 are $200.2 million in 2000, $1.0 million in 2001, $.8 million in 2002, $.1 million in 2003, $.4 million in 2004, and $.5 million after 2004.

     OTHER LONG-TERM DEBT. Union Planters' other long-term debt is summarized as follows:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1999         1998
                                                              ---------   -----------
                                                              (DOLLARS IN THOUSANDS)
Corporation-Obligated Mandatorily Redeemable Capital
  Pass-through Securities of Subsidiary Trust holding solely a Corporation-Guaranteed Related Subordinated Note (Trust
  Preferred Securities).....................................  $199,044    $  199,009
Variable rate asset-backed certificates.....................   175,000       275,000
6.75% Subordinated Notes due 2005...........................    99,655        99,595
6.25% Subordinated Notes due 2003...........................    74,800        74,748
6.50% Putable/Callable Subordinated Notes due 2018..........   301,055       301,716
Revolving loan..............................................        --        74,500
Subordinated notes of acquired entities due 1998 and
  1999......................................................        --         4,896
Other long-term debt........................................     5,184        24,276
                                                              --------    ----------
         Total other long-term debt.........................  $854,738    $1,053,740
                                                              ========    ==========

     Corporation-Obligated Mandatorily Redeemable Capital Pass-through Securities of Subsidiary Trust holding solely a Corporation-Guaranteed Related Subordinated Note represents Capital Securities issued by Union Planters Capital Trust A (the UPC Trust). In 1996, the UPC Trust issued $200 million liquidation amount of 8.20% Capital Trust Pass-through Securities(SM) (Trust Preferred Securities) at 99.468% which represented an undivided beneficial interest in the assets of the UPC Trust, a statutory business trust created under the laws of the state of Delaware. Union Planters owns all of the common securities of the UPC Trust representing an undivided beneficial interest in the assets of the UPC Trust. The sole asset of the UPC Trust is $206.2 million (carrying value of $205.2 million at December 31, 1999 and 1998) of 8.20% Junior Subordinated Deferrable Interest Debentures of Union Planters issued at 99.468%, which will mature on December 15, 2026. The distributions payable on the Trust Preferred Securities are a fixed rate per annum, 8.20% of the stated liquidation amount, and are cumulative from the date of issuance.

     Union Planters has the right, at any time, subject to certain conditions, to defer payments of interest on the Subordinated Debentures, in which case distributions on Trust Preferred Securities would likewise be deferred. Upon electing to defer such interest payments, Union Planters will be prohibited from paying dividends on its common and preferred stock and interest on certain outstanding borrowings. The Subordinated Debt and therefore, the Trust Preferred Securities are redeemable by Union Planters at a call price, plus accrued and unpaid interest to the date of redemption, in whole or in part and from time-to-time on or after December 15, 2006, subject to certain conditions. In certain limited circumstances, primarily related to certain tax events, the Subordinated Debt and therefore, the Trust Preferred Securities are redeemable at par, plus accrued interest to date of redemption. The Trust Preferred Securities qualify as Tier 1 regulatory capital and are reported in Federal Reserve regulatory reports as a minority interest in a consolidated subsidiary.

     In June 1994, December 1994, and July 1995, Capital Factors, Inc., a wholly owned subsidiary, through a wholly owned financing trust subsidiary, issued $100 million, $25 million, and $50 million, respectively, of Variable Rate Asset-Backed Certificates (Certificates) with maturity dates of December 1999, June 2000, and January 2001. The senior certificates bear an interest rate of LIBOR plus 1.25%. The interest rates on December 31, 1999 and 1998 were 7.71% and 6.79%, respectively. The senior certificates may not be redeemed prior to their stated maturity. The Certificates issued in June 1994 were repaid in September 1999 in accordance with the terms of the issue. In April 1997, a fourth series of variable rate asset-backed certificates (the Variable Funding Certificates) that mature in June 2004 were issued. Unlike the previously issued Certificates which were fixed as to principal amount, the Variable Funding Certificates provide for a monthly settlement of principal, which may increase or decrease the outstanding amount. The fourth series includes the issuance of $95.25 million of senior Variable Funding Certificates and $4.75 million of senior subordinated Variable Funding Certificates which bear interest rates of LIBOR plus 0.75% and LIBOR plus 1.50%, respectively. The interest rates on December 31, 1999 were 7.21% and 7.96%, respectively, and 6.29% and 7.04%, respectively, at December 31, 1998. Interest on all certificates is payable monthly. The senior certificates are collateralized by interest-earning advances to factoring clients which totaled approximately $252.5 million at December 31, 1999. Such advances are made on receivables before they are due or collected by Capital Factors, Inc., which services and administers these advances and related receivables under an agreement with another financial institution. The senior certificates are subject to acceleration if certain collateral requirements are not maintained. Remaining deferred issuance costs of $570,000 are being amortized over the terms of the related series. Such costs are included in other assets on the balance sheets. A cash collateral account is required pursuant to the terms of the aforementioned agreement. Such restricted cash collateral amounted to $6.4 million and $10.1 million at December 31, 1999 and 1998, respectively.

     During November 1993, Union Planters issued in a public offering $75 million of 6.25% Subordinated Capital Notes due 2003 at 99.305%. In November 1995, Union Planters issued in another public offering $100 million of 6.75% Subordinated Capital Notes due 2005 at 99.408%. The notes qualify as Tier 2 regulatory capital.

     In March 1998, UPB issued $300 million of 6.50% Putable/Callable Subordinated Notes due March 15, 2018, Putable/Callable March 15, 2008. These notes were issued at 99.306% and interest is payable semiannually. The notes are subject to mandatory redemption from the holders on March 15, 2008 through either the exercise of the call option by the callholder or in the event the callholder does not exercise the call option or for any reason fails to pay the call price, the automatic exercise of the put option. If the callholder elects to purchase the notes, the notes will be acquired by the callholder from the holders on March 15, 2008 at 100% of the entire principal amount thereof. If the callholder does not elect to purchase the notes or fails to make the payment of the call price, UPB will be required to repurchase the entire principal amount of the notes from the holders thereof on March 15, 2008 at 100% of the principal amount. Except in limited circumstances, the notes are not subject to redemption by UPB prior to March 15, 2018. The notes are unsecured debt obligations of UPB and are subordinated to the claims of UPB's depositors and general creditors. The notes qualify for Tier 2 capital for regulatory purposes.

     Capital Factors had a $75 million revolving loan payable to another financial institution. At December 31, 1998, $74.50 million was outstanding under the revolving line. Interest accrued on the line at LIBOR plus 1.25% (6.88% at December 31, 1998). The loan matured in March 1999.

     Included in other long-term debt at December 31, 1998 was a privately placed $10.0 million 7.95% subordinated note issued in connection with Capital Factors' securitized financing. This note was repaid in 1999.

     The subordinated notes of acquired entities represented two issues. One of these issues matured in 1998 and one issue matured in 1999.

     The principal maturities of other long-term debt subsequent to December 31, 1999 are $29.5 million in 2000, $50.5 million in 2001, $.1 million in 2002,
$74.8 million in 2003, $100.0 million in 2004, and $599.8 million after 2004.

     The ability of Union Planters to service its long-term debt obligations is dependent upon the future profitability of its banking subsidiaries and their ability to pay dividends to Union Planters (see Note 12).

NOTE 10.  SHAREHOLDERS' EQUITY

     COMMON STOCK. At Union Planters' 1998 annual meeting, shareholders approved an increase in the number of authorized common shares from 100 million to 300 million.

     DIVIDENDS. The payment of dividends is determined by the Board of Directors (the Board) taking into account the earnings, capital levels, cash requirements, and the financial condition of Union Planters and its subsidiaries, applicable government regulations and policies, and other factors deemed relevant by the Board, including the amount of dividends payable to Union Planters by its subsidiaries. Various federal laws, regulations, and policies limit the ability of Union Planters' subsidiary banks to pay dividends. See Note 12, "Regulatory Capital and Restrictions on Dividends and Loans from Subsidiaries."

     PREFERRED STOCK.  Union Planters' preferred stock is summarized as follows:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1999         1998
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
PREFERRED STOCK, WITHOUT PAR VALUE, 10,000,000 SHARES
  AUTHORIZED FOR ALL ISSUES:
  Series E Preferred Stock..................................   $20,875      $23,353
  Series F Preferred Stock..................................        --           --
                                                               -------      -------
         Total preferred stock..............................   $20,875      $23,353
                                                               =======      =======

     SERIES A PREFERRED STOCK (SHAREHOLDER RIGHTS PLAN). In 1989, the Board of Union Planters adopted a Share Purchase Rights Plan and distributed a dividend of one Preferred Share Purchase Right for each outstanding share of Union Planters' $5 par value Common Stock and for each share to be issued thereafter. This plan expired January 19, 1999 and a new plan became effective (see Series F Preferred Stock).

     SERIES E PREFERRED STOCK. At December 31, 1999 and 1998, 835,006 and 934,128 shares, respectively, of Union Planters' 8% Cumulative, Convertible, Preferred Stock, Series E (Series E Preferred Stock) were issued and outstanding. Such shares have a stated value of $25 per share on which dividends accrue at the rate of 8% per annum; dividends are cumulative and are payable quarterly. The Series E Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Such shares have a liquidation preference of $25 per share plus unpaid dividends accrued thereon, and with the prior approval of the Federal Reserve, may be redeemed by Union Planters in whole or in part at any time after March 31, 1997 at $25 per share. At any time prior to redemption, each share of Series E Preferred Stock is convertible, at the option of the holder, into 1.25 shares of Union Planters' common stock. Holders of Series E Preferred Stock have no voting rights except for those provided by law and in certain other limited circumstances.

     SERIES F PREFERRED STOCK (SHAREHOLDER RIGHTS PLAN). The Board has adopted a new Shareholder Rights Plan, which became effective upon the expiration of the former Shareholder Rights Plan on January 19, 1999. Under the new plan, each share of common stock received a tax-free dividend of one Preferred Share Purchase Right (Right). The Rights are not exercisable unless a third party acquires 15% of the common stock, or an offer is commenced for 15% or more of the common stock. At that time, the Rights can be exercised to purchase Units of Union Planters' Series F Preferred Stock. Each Unit has the same voting and dividend rights as one share of the common stock, and each Right entitles the holder to purchase one Unit at a 50% discount from the then market value of one share of the common stock. If a third party merges with or otherwise acquires Union Planters, each Right can be exercised to purchase one share of common stock of the acquiring company at a 50% discount from the then market value of that stock. Rights held by the potential acquiring company cannot be exercised. The Board may extend the time period before the Rights become exercisable or redeem the Rights at $.01 per Right. These provisions give the Board the flexibility to negotiate a transaction with a potential acquiring company in the best interests of the shareholders. The new Plan will expire on January 19, 2009. Union Planters authorized 300,000 shares of Series F Preferred Stock for issuance under the Plan, none of which has been issued.

     DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN. The Dividend Reinvestment and Stock Purchase Plan (the Plan) authorizes the issuance of 4,000,000 shares (1,959,364 issued through December 31, 1999) of common stock to shareholders who choose to invest all or a portion of their cash dividends or make optional cash purchases. On certain investment dates, shares may be purchased with reinvested dividends and optional cash payments without brokerage commissions. Shares issued under the Plan totaled 433,693, 337,804, and 271,615 in 1999, 1998, and 1997, respectively.

NOTE 11.  UNION PLANTERS CORPORATION
          (PARENT COMPANY ONLY)
          FINANCIAL INFORMATION

                            CONDENSED BALANCE SHEET

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1999          1998
                                                              ----------    ----------
                                                               (DOLLARS IN THOUSANDS)
ASSETS
  Cash and cash equivalents at subsidiary banks.............  $  264,283    $  315,632
  Investment securities available for sale..................      95,490       171,999
  Advances to and receivables from subsidiaries.............       2,048         2,144
  Investment in bank and bank holding company
    subsidiaries............................................   2,733,158     2,811,643
  Investment in nonbank subsidiaries........................      17,099        17,817
  Other assets..............................................      98,612       109,291
                                                              ----------    ----------
         TOTAL ASSETS.......................................  $3,210,690    $3,428,526
                                                              ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Long-term debt............................................  $  379,656    $  384,404
  Loans from and payables to subsidiaries...................      21,825        22,747
  Other liabilities.........................................      33,100        37,297
  Shareholders' equity......................................   2,776,109     2,984,078
                                                              ----------    ----------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.........  $3,210,690    $3,428,526
                                                              ==========    ==========

                        CONDENSED STATEMENT OF EARNINGS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
INCOME
  Dividends from bank and bank holding company
    subsidiaries............................................  $490,115   $234,632   $233,990
  Dividends from nonbank subsidiaries.......................     3,965      2,459      3,355
  Fees and interest from subsidiaries.......................     8,273     21,889     73,919
  Interest and dividends on investments, loans, and
    interest-bearing
    deposits at other financial institutions................     8,930     11,279      8,265
  Other income..............................................     2,096      3,590      1,775
                                                              --------   --------   --------
         Total income.......................................   513,379    273,849    321,304
                                                              --------   --------   --------
EXPENSES
  Interest expense..........................................    28,782     28,953     28,776
  Salaries and employee benefits............................        --         --     34,413
  Other expense.............................................     7,012     24,880     42,911
                                                              --------   --------   --------
         Total expenses.....................................    35,794     53,833    106,100
                                                              --------   --------   --------
         EARNINGS BEFORE INCOME TAXES AND EQUITY IN
           UNDISTRIBUTED
           EARNINGS (LOSS) OF SUBSIDIARIES..................   477,585    220,016    215,204
Tax benefit.................................................    (7,299)    (8,502)   (10,283)
                                                              --------   --------   --------
         EARNINGS BEFORE EQUITY IN UNDISTRIBUTED EARNINGS
           (LOSS) OF SUBSIDIARIES...........................   484,884    228,518    225,487
Equity in undistributed earnings (loss) of subsidiaries.....   (74,886)    (2,912)   114,348
                                                              --------   --------   --------
         NET EARNINGS.......................................  $409,998   $225,606   $339,835
                                                              ========   ========   ========

NOTE 11. UNION PLANTERS CORPORATION
         (PARENT COMPANY ONLY)
         FINANCIAL INFORMATION (CONTINUED)

                       CONDENSED STATEMENT OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                   (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
  Net earnings..............................................  $ 409,998   $ 225,606   $ 339,835
  Equity in undistributed (earnings) loss of subsidiaries...     74,886       2,912    (114,348)
  Deferred income tax benefit...............................     (8,314)     (6,446)     (8,660)
  Other, net................................................     17,276       1,865      (1,018)
                                                              ---------   ---------   ---------
         Net cash provided by operating activities..........    493,846     223,937     215,809
                                                              ---------   ---------   ---------
INVESTING ACTIVITIES
  Purchases of available for sale securities................    (41,322)   (288,039)   (122,802)
  Proceeds from sales of available for sale securities......    115,758     249,381     205,029
  Net (increase) decrease in investment in and receivables
    from subsidiaries.......................................   (102,578)     32,026     (34,259)
  Purchases of premises and equipment, net..................        204       1,946      (3,981)
  Net cash received from acquired entities..................         --          --      18,384
  Other, net................................................         --         951          --
                                                              ---------   ---------   ---------
         Net cash provided (used) by investing activities...    (27,938)     (3,735)     62,371
                                                              ---------   ---------   ---------
FINANCING ACTIVITIES
  Proceeds from issuance of long-term debt, net.............         --       4,896         439
  Repayment of long-term debt...............................       (356)       (541)       (488)
  Net repayments of loans from and payables to
    subsidiaries............................................         --      (5,324)     (3,060)
  Proceeds from issuance of common stock, net...............     20,660      34,834      22,781
  Purchase and retirement of common stock...................   (250,805)   (151,279)    (35,009)
  Cash dividends paid.......................................   (286,756)   (220,103)   (105,151)
  Other, net................................................         --          --         633
                                                              ---------   ---------   ---------
         Net cash used by financing activities..............   (517,257)   (337,517)   (119,855)
                                                              ---------   ---------   ---------
  Net increase (decrease) in cash and cash equivalents......    (51,349)   (117,315)    158,325
  Cash and cash equivalents at the beginning of the year....    315,632     432,947     274,622
                                                              ---------   ---------   ---------
  Cash and cash equivalents at the end of the year..........  $ 264,283   $ 315,632   $ 432,947
                                                              =========   =========   =========

---------------

NONCASH ACTIVITIES. See Note 2 and Note 10, respectively, regarding acquisitions in 1999, 1998, and 1997 and the conversions of Series E Preferred Stock.

NOTE 12. REGULATORY CAPITAL AND RESTRICTIONS ON DIVIDENDS AND LOANS FROM SUBSIDIARIES

     REGULATORY CAPITAL. Union Planters and its banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Union Planters or its banking subsidiaries' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Union Planters and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of Union Planters' and its banking subsidiaries' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Union Planters' and its banking subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require Union Planters and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the table below for Union Planters and its significant subsidiary, UPB) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital (as defined) to average assets (as defined). As of December 31, 1999, management believes that Union Planters, UPB, and Union Planters' other banking subsidiaries met all capital adequacy requirements to which they are subject.

     At December 31, 1999, the most recent notification from the Office of the Comptroller of

NOTE 12. REGULATORY CAPITAL AND RESTRICTIONS
         ON DIVIDENDS AND LOANS FROM
         SUBSIDIARIES (CONTINUED)

the Currency (OCC) categorized UPB as well capitalized under the regulatory framework for prompt corrective action. Additionally, all of Union Planters' other banking subsidiaries were categorized as well capitalized and Union Planters' capital levels and ratios would be considered well capitalized. To be categorized as well capitalized, an institution must maintain Tier 1 leverage, Tier 1 risk-based, and Total risk-based capital ratios as set forth in the table below. There are no conditions or events since the latest notification that management believes have changed any of the institutions' categories. The capital and ratios of Union Planters and UPB are presented in the table below.

                                                                          MINIMUM          TO BE WELL
                                                       ACTUAL        CAPITAL ADEQUACY    CAPITALIZED(1)
                                                   ---------------   -----------------   ---------------
                                                   AMOUNT    RATIO   AMOUNT     RATIO    AMOUNT    RATIO
                                                   ------    -----   -------    ------   ------    -----
                                                                   (DOLLARS IN MILLIONS)
AS OF DECEMBER 31, 1999:
  LEVERAGE (TIER 1 CAPITAL TO AVERAGE ASSETS)
    Union Planters...............................  $2,140     6.65%  $1,287      4.00%      N/A      N/A
    UPB..........................................   1,878     5.95    1,263      4.00    $1,579     5.00%
  TIER 1 CAPITAL (TO RISK-WEIGHTED ASSETS)
    Union Planters...............................  $2,140     9.50%  $  900      4.00%      N/A      N/A
    UPB..........................................   1,878     8.49      885      4.00    $1,328     6.00%
  TOTAL CAPITAL (TO RISK-WEIGHTED ASSETS)
    Union Planters...............................  $2,857    12.69%  $1,801      8.00%      N/A      N/A
    UPB..........................................   2,456    11.10    1,770      8.00    $2,213    10.00%
AS OF DECEMBER 31, 1998:
  LEVERAGE (TIER 1 CAPITAL TO AVERAGE ASSETS)
    Union Planters...............................  $2,746     8.86%  $1,240      4.00%      N/A      N/A
    UPB..........................................   2,072     7.71    1,075      4.00    $1,344     5.00%
  TIER 1 CAPITAL (TO RISK-WEIGHTED ASSETS)
    Union Planters...............................  $2,746    13.34%  $  823      4.00%      N/A      N/A
    UPB..........................................   2,072    11.45      724      4.00    $1,085     6.00%
  TOTAL CAPITAL (TO RISK-WEIGHTED ASSETS)
    Union Planters...............................  $3,455    16.78%  $1,647      8.00%      N/A      N/A
    UPB..........................................   2,599    14.37    1,447      8.00    $1,809    10.00%

---------------

(1) Not applicable (N/A) for bank holding companies such as Union Planters.

     RESTRICTIONS ON DIVIDENDS AND LOANS FROM SUBSIDIARIES. The amount of dividends which Union Planters' subsidiaries may pay is limited by applicable laws and regulations. For the subsidiary national banks, prior regulatory approval is required if dividends to be declared in any year would exceed net earnings of the current year (as defined under the National Bank Act) plus retained net profits for the preceding two years. The payment of dividends by state-chartered bank subsidiaries is regulated by applicable state laws and the regulations of the Federal Deposit Insurance Corporation (FDIC). The payment of dividends by savings and loan subsidiaries is subject to the regulations of the Office of Thrift Supervision (OTS). At January 1, 2000, its banking subsidiaries could have paid dividends to Union Planters aggregating $106.6 million without prior regulatory approval. Future dividends will be dependent on the level of earnings and capital and liquidity considerations of the subsidiary financial institutions.

     Union Planters' banking subsidiaries are limited by federal law in the amount of credit which they may extend to their nonbank affiliates, including Union Planters. Loans and other extensions of credit (loans) to a single nonbank affiliate may not exceed 10% nor shall loans to all nonbank affiliates exceed 20% of an individual bank's capital plus its allowance for losses on loans. Such loans must be collateralized by assets having market values of 100% to 130% of the loan amount depending on the nature of the collateral. The law imposes no restrictions upon extensions of credit between FDIC-insured banks which are 80%-owned subsidiaries of Union Planters. At December 31, 1999 Union Planters had no such loans outstanding.

NOTE 13.  OTHER NONINTEREST INCOME AND EXPENSE

     The major components of other noninterest income and expense are summarized as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
OTHER NONINTEREST INCOME
  ATM transaction fee.......................................  $ 25,002   $ 19,312   $ 15,703
  Insurance commissions.....................................    17,812     14,078     12,851
  Brokerage fee income......................................    17,606     19,009     10,056
  Annuity sales income......................................    17,544      7,818     10,500
  Letter of credit fees.....................................     6,773      6,580      5,830
  Gain on sale of FHA/VA loans..............................     5,317     19,605         --
  Gain on sale of ARM loans.................................     5,041         --         --
  Gain on sale of branches/deposits and other selected
    assets..................................................     3,914      4,123     16,290
  Gain on sale of credit card portfolio.....................     3,335     72,680         --
  Earnings (loss) of equity method investments..............    (2,599)     3,819      2,332
  Other income..............................................    59,375     65,689     53,398
                                                              --------   --------   --------
         Total other noninterest income.....................  $159,120   $232,713   $126,960
                                                              ========   ========   ========
OTHER NONINTEREST EXPENSE
  Communications............................................  $ 34,295   $ 25,980   $ 20,652
  Other contracted services.................................    32,885     30,811     23,681
  Postage and carrier.......................................    31,910     29,271     26,421
  Stationery and supplies...................................    31,523     27,773     29,736
  Advertising and promotion.................................    29,807     25,037     22,900
  Amortization of mortgage servicing rights.................    19,794     21,963     17,506
  Other personnel services..................................    19,057     15,628     10,815
  Merchant interchange fees.................................    18,055     12,987      9,329
  Miscellaneous charge-offs.................................    14,727     11,698     11,602
  Legal fees................................................    13,335     12,528     13,115
  Travel....................................................    11,699     10,002      8,218
  Consultant fees...........................................     8,487     11,108     10,110
  Taxes other than income...................................     6,941     11,781     11,409
  FDIC insurance............................................     6,104      3,014      4,768
  Federal Reserve fees......................................     5,666      4,269      3,469
  Other real estate expense.................................     5,383      9,737     10,158
  Brokerage and clearing fees on trading activities.........     4,848      5,153      4,339
  Dues, subscriptions, and contributions....................     4,536     15,589      8,583
  Accounting and audit fees.................................     4,498      5,501      5,729
  Insurance.................................................     2,850      4,480      5,545
  Provision for losses on FHA/VA foreclosure claims.........     1,177      4,700      8,016
  Write-off of mortgage servicing rights, goodwill, and
    other intangibles.......................................        --      1,800      2,778
  Merger-related, charter consolidation, and ongoing
    integration expenses(1).................................    (7,153)   183,082     64,854
  Other expense.............................................    47,431     58,332     68,585
                                                              --------   --------   --------
         Total other noninterest expense....................  $347,855   $542,224   $402,318
                                                              ========   ========   ========

---------------

(1) Includes amounts for employment contract payments, severance, postretirement benefit expenses, and pension expense of acquired entities; write-downs of office buildings and equipment including assets to be sold, lease buyouts, assets determined to be obsolete or no longer of use and equipment not compatible with Union Planters' equipment; write-off of data processing equipment; professional fees including legal, accounting, consulting, and financial advisory services; and other expenses including write-off of assets, charge-offs of prepaid expenses, and miscellaneous merger-related and charter consolidation expenses. The $7.2 million credit to expense in 1999 related to the reversal of severance reserves established in prior periods and was made upon completion of a substantial portion of the consolidation and conversion activities. The primary reason for reversal was higher than projected employee attrition and employees whose jobs were being eliminated transferred to fill new positions created by a larger organization.

NOTE 14.  EMPLOYEE BENEFIT PLANS

     401(K) RETIREMENT SAVINGS PLAN. Union Planters' 401(k) Retirement Savings Plan (401(k) Plan) is available to employees having one or more years of service and who work in excess of 1,000 hours per year. Employees may voluntarily contribute 1 to 16 percent of their gross compensation on a pretax basis up to a maximum of $10,000 in 1999 and Union Planters makes a matching contribution of 50 to 100 percent of the amounts contributed by the employee

(up to 6% of compensation) depending upon his or her eligible years of service. Union Planters' contributions to the 401(k) Plan for 1999, 1998, and 1997 were $8.1 million, $5.4 million, and $4.0 million, respectively.

     EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST. The Employee Stock Ownership Plan and Trust (ESOP) is noncontributory and covers employees having one or more years of service and who work in excess of 1,000 hours per year. The amounts of contributions to the ESOP are determined annually at the discretion of the Board of Directors and were $6.0 million, $4.5 million, and $3.5 million for 1999, 1998, and 1997, respectively. At December 31, 1999, the ESOP held 1,381,354 shares of Union Planters' common stock which were allocated to participants and 274,500 unallocated shares which will be allocated to participants as the related debt is paid. The debt is related to the leveraged ESOP of an acquired institution which was merged with Union Planters' ESOP effective January 1, 1998. Included in unearned compensation in shareholders' equity at December 31, 1999 and 1998, respectively, is $1.8 million and $2.3 million, which represents the ESOP's debt to Union Planters. The $4.0 million market value of shares allocated to participants during 1999 is included in the $6.0 million ESOP contribution expense.

     STOCK INCENTIVE PLANS. Employees and directors of Union Planters and its subsidiaries are eligible to receive options or restricted grants under the following plans:

     The 1992 Stock Incentive Plan allows for a maximum of 13 million shares of Union Planters' common stock to be issued through the exercise of nonstatutory or incentive stock options and as restricted stock awards to employees and directors of Union Planters. The option price is the fair value of Union Planters' shares at the date of grant. Options granted generally become exercisable immediately or in installments of 20% to 33% each year beginning one year from the date of grant and expire ten years after the date of grant.
     The 1998 Stock Incentive Plan for Officers and Employees was adopted in October 1998. The Board of Directors authorized 3.5 million shares in 1998 and
1.5 million shares in 1999 of Union Planters' common stock to be issued through the exercise of nonstatutory stock options to all officers (except executive officers) and employees of Union Planters and its subsidiaries who were employed on date of grant. The option price is the fair value of Union Planters' shares at the date of grant. Options granted become exercisable three years after the date of grant and expire ten years after the date of grant.

     Additional options under a former plan and options assumed in connection with various acquisitions remain outstanding; however, no further options will be granted under such plans. Additional information with respect to the number of shares of Union Planters' common stock which are subject to stock options is as follows:

                                                               YEARS ENDED DECEMBER 31,
                                         ---------------------------------------------------------------------
                                                 1999                    1998                    1997
                                         ---------------------   ---------------------   ---------------------
                                         WEIGHTED                WEIGHTED                WEIGHTED
                                         AVERAGE                 AVERAGE                 AVERAGE
                                          PRICE       NUMBER      PRICE       NUMBER      PRICE       NUMBER
                                         --------   ----------   --------   ----------   --------   ----------
Options
  Outstanding, beginning of year.......   $41.88     9,186,223    $30.32     6,139,321    $21.55     5,834,471
  Granted..............................    40.77     3,057,499     49.36     5,792,064     50.66     1,546,240
  Exercised............................    28.27      (993,516)    31.11    (2,623,439)    13.82    (1,186,000)
  Canceled or surrendered..............    46.68      (800,073)    46.12      (121,723)    28.81       (55,390)
                                                    ----------              ----------              ----------
  Outstanding at year end..............    42.48    10,450,133     41.88     9,186,223     30.32     6,139,321
                                                    ==========              ==========              ==========
Options exercisable at year end........   $40.41     4,617,826    $34.37     3,685,460    $24.38     3,912,638
                                                    ==========              ==========              ==========

                                                                                                  WEIGHTED
                             NUMBER OF     WEIGHTED AVERAGE                        OUTSTANDING    AVERAGE
        RANGE OF              SHARES          REMAINING        WEIGHTED AVERAGE      SHARES       EXERCISE
    EXERCISE PRICES         OUTSTANDING    CONTRACTUAL LIFE     EXERCISE PRICE     EXERCISABLE     PRICE
    ---------------         -----------    ----------------    ----------------    -----------    --------
$ 6.56 - $26.85.........     1,381,495           4.88               $18.46          1,344,135      $18.36
$28.08 - $41.06.........     3,728,313           8.81               $38.81          1,259,353      $36.87
$41.50 - $45.63.........       463,554           7.08               $45.03            256,982      $45.10
$45.75 - $46.94.........     3,261,018           8.74               $46.92            302,469      $46.84
$47.38 - $67.88.........     1,615,753           7.59               $61.78          1,454,687      $61.68
                            ----------                                              ---------
                            10,450,133           8.00               $42.48          4,617,626      $40.41
                            ==========                                              =========

     Restricted stock grants aggregating 327,000 shares ($16.5 million fair value) were awarded in 1998. Restrictions on the grants generally lapse in annual increments over twelve years. Certain grants related to acquisitions lapse over shorter periods. The market value of the restricted stock grants is charged to expense as the restrictions lapse. During 1998, Union Planters approved the vesting (lapse of restrictions) of the annual increments which would otherwise not have vested until after the 62nd birthday for applicable executive officers. Total amounts expensed for 1999, 1998, and 1997 were $2.0 million, $11.2 million, and $490,000, respectively; and the ending balances at December 31, 1999 and 1998 were $10 million and $12 million, respectively, which are included in unearned compensation in shareholders' equity.

     Had compensation cost for Union Planters' stock option plans been consistently determined based upon the fair value at the grant date for awards under the methodology prescribed under SFAS No. 123, Union Planters' net income and earnings per share would have been reduced as shown in the table below. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions in 1999, 1998, and 1997, respectively; expected dividend yield 4.92%, 4.12%, and 2.50%; expected volatility of 25.91%, 24.73%, and 22.79%; risk-free interest rate of 6.40%, 4.70%, and 5.89%; and an expected life of 4.7, 4.8, and 4.0 years. Forfeitures are recognized as they occur. This schedule excludes the earnings impact of options acquired and accelerated through acquisitions.

                                                                 YEARS ENDED DECEMBER 31,
                                                                --------------------------
                                                                 1999      1998      1997
                                                                ------    ------    ------
                                                                  (DOLLARS IN MILLIONS,
                                                                  EXCEPT PER SHARE DATA)
Net earnings -- as reported.................................    $410.0    $225.6    $339.8
Net earnings -- pro forma...................................     396.9     214.7     332.8
Earnings per share -- as reported
  Basic.....................................................      2.88      1.61      2.53
  Diluted...................................................      2.85      1.58      2.47
Earnings per share -- pro forma
  Basic.....................................................      2.79      1.53      2.48
  Diluted...................................................      2.76      1.50      2.42

     Due to the inclusion of option grants since January 1, 1995, the effects of applying SFAS No. 123 may not be representative of the pro forma impact in future years.

     RETIREE HEALTHCARE AND LIFE INSURANCE. Union Planters provides certain healthcare and life insurance benefits to retired employees who had completed 20 years of unbroken full-time service immediately prior to retirement and who have attained age 60 or more. Healthcare benefits are provided partially through an insurance company (for retirees age 65 and above) and partially through direct payment of claims.

     The following table reflects Union Planters' net periodic postretirement benefit costs for 1999, 1998, and 1997 which were determined assuming a discount rate of 7.5% for 1999, 6.5% for 1998 and 7% for 1997 and an expected return on Plan assets of 5%.

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               1999      1998      1997
                                                              ------    ------    ------
                                                                (DOLLARS IN THOUSANDS)
Service cost................................................  $ 425     $ 299     $ 330
Interest cost of accumulated postretirement benefit
  obligation................................................    884       860       919
Expected return on plan assets..............................   (503)     (511)     (509)
Recognized net actuarial gain...............................   (229)     (292)     (113)
                                                              -----     -----     -----
         Total..............................................  $ 577     $ 356     $ 627
                                                              =====     =====     =====

     The following table reflects the change in the benefit obligation and change in the fair value of plan assets:

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                               1999            1998
                                                              -------         -------
                                                              (DOLLARS IN THOUSANDS)
Change in benefit obligation:
  Balance at beginning of year..............................  $14,009         $12,996
  Service cost..............................................      425             299
  Interest cost.............................................      884             860
  Acquisitions..............................................      455           2,507
  Actuarial gains...........................................     (945)           (947)
  Plan participants' contributions..........................      637             573
  Benefits paid.............................................   (3,334)         (2,279)
                                                              -------         -------
  Balance at year end.......................................  $12,131         $14,009
                                                              =======         =======
Change in fair value of plan assets:
  Balance at beginning of year..............................  $10,615         $10,968
  Actual return on plan assets..............................       54             397
  Employer contributions....................................    1,463             956
  Plan participants' contributions..........................      637             573
  Benefits paid.............................................   (3,334)         (2,279)
                                                              -------         -------
  Balance at year end.......................................  $ 9,435         $10,615
                                                              =======         =======
Funded status...............................................  $(2,696)        $(3,394)
Unrecognized net actuarial gain.............................   (5,662)         (4,927)
                                                              -------         -------
Accrued benefit cost at year end............................  $(8,358)        $(8,321)
                                                              =======         =======

     The assumed discount rate used to measure the accumulated postretirement benefit obligation (APBO) was 7.5% for 1999 and 6.5% for 1998. The weighted average healthcare cost trend rate in 1999 was 7.0%, gradually declining to an ultimate projected rate in 2001 of 5%. A one percent increase or decrease in the assumed healthcare cost trend rate would have changed the total of the 1999 service and interest cost components by $165,000 and ($135,000), respectively, and would have changed the APBO as of December 31, 1999 by $1.1 million and ($1.0 million), respectively.

     ACQUIRED INSTITUTIONS. Certain of the acquired institutions have sponsored various employee benefit and retirement plans. Such plans have been or are in the process of being terminated and their employees now participate in Union Planters' benefit and retirement plans. At December 31, 1999, certain institutions acquired in 1999 had outstanding plans including defined benefit pension plans and 401(k) plans. The liabilities, if any, for such terminations have been recorded as of December 31, 1999.

NOTE 15.  INCOME TAXES

     The components of income tax expense are as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
CURRENT TAX EXPENSE
  Federal...................................................  $176,970   $169,577   $166,737
  State.....................................................     3,693     21,803     13,111
                                                              --------   --------   --------
         Total current tax expense..........................   180,663    191,380    179,848
                                                              --------   --------   --------
DEFERRED TAX EXPENSE (BENEFIT)
  Federal...................................................    17,356    (33,606)    (5,930)
  State.....................................................    10,815    (11,458)     2,096
                                                              --------   --------   --------
         Total deferred tax expense (benefit)...............    28,171    (45,064)    (3,834)
                                                              --------   --------   --------
         Total income tax...................................  $208,834   $146,316   $176,014
                                                              ========   ========   ========

     Deferred tax assets and liabilities are comprised of the following:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1999         1998
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
DEFERRED TAX ASSETS
  Allowance for losses on loans and other real estate.......  $122,181     $114,144
  Employee benefit plans....................................    19,925       25,360
  Goodwill and intangibles..................................    10,587        9,191
  Deferred compensation plans...............................    13,953       13,853
  Premises and equipment....................................     4,931       15,229
  Allowance for losses on FHA/VA foreclosure claims.........    10,237        9,912
  Mortgage servicing rights.................................        --        3,410
  Unrealized loss on available for sale securities..........    78,424           --
  Other.....................................................    24,204       44,772
                                                              --------     --------
         Total deferred tax assets..........................   284,442      235,871
                                                              --------     --------
DEFERRED TAX LIABILITIES
  Basis difference on FHLB stock............................    16,804       16,227
  Mortgage servicing rights.................................     4,268           --
  Unrealized gain on available for sale securities..........        --       35,896
  Other.....................................................     8,634       23,134
                                                              --------     --------
         Total deferred tax liabilities.....................    29,706       75,257
                                                              --------     --------
         Deferred tax asset, net............................  $254,736     $160,614
                                                              ========     ========

     The change in the net deferred tax asset during the year is a result of the addition of net deferred tax assets of acquired companies, the net change in unrealized gain (loss) on available for sale securities, and the current period deferred tax expense.

     A reconciliation of income tax expense computed at the applicable statutory income tax rate of 35% to actual income tax expense is computed below:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
Computed "expected" tax.....................................  $216,591   $130,173   $180,547
State income taxes, net of federal tax benefit..............     9,431      6,724     10,811
Tax-exempt interest, net....................................   (24,680)   (22,795)   (19,779)
Nondeductible merger charges................................       292     28,526      3,283
Other, net..................................................     7,200      3,688      1,152
                                                              --------   --------   --------
         Income tax expense.................................  $208,834   $146,316   $176,014
                                                              ========   ========   ========

     Income tax expense (benefit) applicable to securities transactions was $828,000 for 1999, ($5,684,000) for 1998, and $1,786,000 for 1997.

NOTE 16.  EARNINGS PER SHARE

     The following table sets forth the computation of basic net earnings per share and diluted net earnings per share.

                                                                        YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------------
                                                                  1999            1998            1997
                                                              -------------   -------------   -------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BASIC:
  Net earnings..............................................  $    409,998    $    225,606    $    339,835
  Less preferred dividends..................................        (1,758)         (2,074)         (4,942)
                                                              ------------    ------------    ------------
  Net earnings applicable to common shares..................  $    408,240    $    223,532    $    334,893
                                                              ============    ============    ============
  Average common shares outstanding.........................   141,854,254     139,034,412     132,451,476
                                                              ============    ============    ============
  Net earnings per common share -- basic....................  $       2.88    $       1.61    $       2.53
                                                              ============    ============    ============
DILUTED:
  Net earnings..............................................  $    409,998    $    225,606    $    339,835
  Less dividends on nonconvertible preferred stock..........            --              --              (3)
  Elimination of interest on convertible debt...............            36             220           1,892
                                                              ------------    ------------    ------------
  Net earnings applicable to common shares..................  $    410,034    $    225,826    $    341,724
                                                              ============    ============    ============
  Average common shares outstanding.........................   141,854,254     139,034,412     132,451,476
  Stock option adjustment...................................       883,575       1,696,869       1,967,208
  Preferred stock adjustment................................     1,115,884       1,591,565       2,581,482
  Effect of other dilutive securities.......................       128,798         369,996       1,219,753
                                                              ------------    ------------    ------------
  Average common shares outstanding.........................   143,982,511     142,692,842     138,219,919
                                                              ============    ============    ============
  Net earnings per common share -- diluted..................  $       2.85    $       1.58    $       2.47
                                                              ============    ============    ============

NOTE 17.  FINANCIAL INSTRUMENTS WITH
          OFF-BALANCE-SHEET RISK

     In the normal course of business, Union Planters becomes a party to various types of financial instruments in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These instruments involve, to varying degrees, elements of credit and interest-rate risk and are not reflected in the accompanying consolidated financial statements. For these instruments, the exposure to credit loss is limited to the contractual amount of the instrument. Union Planters follows the same credit policies in making commitments and contractual obligations as it does for on-balance-sheet instruments. In addition, controls for these instruments related to approval, monetary limits, and monitoring procedures are established by Union Planters' Directors' Loan Committee. The following table presents the contractual amounts of these types of instruments.

                                                                 CONTRACT AMOUNT
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1999          1998
                                                              --------      --------
                                                              (DOLLARS IN MILLIONS)
FINANCIAL INSTRUMENTS WHOSE CONTRACT AMOUNTS REPRESENT
  CREDIT RISK
  Commitments to extend credit..............................   $4,355        $3,282
  Standby, commercial, and similar letters of credit........      408           402

     Commitments to extend credit are legally binding agreements to extend credit to customers for specific purposes, at stipulated rates, with fixed expiration and review dates if the conditions in the agreement are met, and may require payment of a fee. Since many of the commitments normally expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral held, if any, varies but may include accounts receivable; inventory; property; plant and equipment; income producing properties; or securities. Loan commitments with an original maturity of one year or less or which are unconditionally cancelable totaled $3.2 billion and loan commitments with a maturity over one year which are not unconditionally cancelable totaled $1.2 billion.

     Letters of credit are conditional commitments issued by Union Planters to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Union Planters in some cases holds various types of collateral to support those commitments for which collateral is deemed necessary. The outstanding letters of credit expire between 2000 and 2009.

NOTE 17.  FINANCIAL INSTRUMENTS WITH
          OFF-BALANCE-SHEET RISK (CONTINUED)

     Other outstanding off-balance-sheet instruments are forward contracts, interest-rate swap agreements, and commitments to purchase or sell when-issued securities. The following table presents the notional amounts of these types of instruments.

                                                                 NOTIONAL AMOUNT
                                                                  DECEMBER 31,
                                                              ---------------------
                                                               1999           1998
                                                              ------         ------
                                                              (DOLLARS IN MILLIONS)
FINANCIAL INSTRUMENTS WHOSE NOTIONAL CONTRACT AMOUNTS EXCEED
  THE AMOUNTS OF ACTUAL CREDIT RISK
  Forward contracts.........................................   $659           $669
  When-issued securities
    Commitments to sell.....................................     47              4
    Commitments to purchase.................................     95             --

     Forward contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of the counterparties to meet the terms of their contracts and from market movements in securities values and interest rates. Union Planters as seller utilizes short-term forward commitments to deliver mortgages to protect Union Planters against the risk of rate changes which could impact the value of mortgage originations to be securitized or otherwise sold to investors. Such commitments to deliver mortgages generally have maturities of 90 days or less.

     Union Planters has a policy for its use of derivative products, including interest-rate swaps, which has been approved and is monitored by the Funds Management Committee and the Board of Directors. Union Planters is not currently trading derivative products. The policy requires that individual positions for derivative products shall not exceed $100-million notional amount and that open positions in the aggregate shall not exceed 10% of consolidated total assets. Any exceptions to the policy must be approved by the Board of Directors. The policy requires open positions to be reviewed monthly by the Funds Management Committee to ensure compliance with established policies. At December 31, 1999 and 1998, Union Planters had no interest-rate swap/cap agreements outstanding.

     When-issued securities are commitments to either purchase or sell securities when, as, and if they are issued. The trades are contingent upon the actual issuance of the security. These transactions represent conditional commitments made by Union Planters and risk arises from the possible inability of the counterparties to meet the terms of their contracts and from market movements in securities values and interest rates.

     MORTGAGE LOAN SERVICING. Union Planters was acting as servicing agent for residential mortgage loans totaling approximately $12.2 billion at December 31, 1999 compared to $12.0 billion at December 31, 1998 and $10.9 billion at December 31, 1997. The loans serviced for others are not included in Union Planters' consolidated balance sheet. The following table presents a reconciliation of the changes in mortgage servicing rights for each of the three years ended December 31, 1999.

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1999        1998        1997
                                                              --------    --------    --------
                                                                   (DOLLARS IN THOUSANDS)
Beginning balance...........................................  $101,466    $ 62,726    $ 67,490
Additions...................................................    40,438      62,503      12,742
Write-off of servicing rights...............................        --      (1,800)         --
Amortization of servicing rights............................   (19,794)    (21,963)    (17,506)
                                                              --------    --------    --------
Ending balance..............................................  $122,110    $101,466    $ 62,726
                                                              ========    ========    ========

     In its capacity as servicer of certain of these loans, Union Planters is responsible for foreclosure and the related costs of foreclosure. These costs are estimated each period based on historical loss experience and are shown as provisions for losses on FHA/VA foreclosure claims in noninterest expense. At December 31, 1999 and 1998, Union Planters had reserves for these losses of $28.0 million and $27.5 million, respectively.

     In the normal course of business, Union Planters sells mortgage loans and makes certain limited representations and warranties to the purchaser. Management does not expect any significant losses to arise from these representations and warranties.

NOTE 18.  LINES OF BUSINESS REPORTING

     Union Planters operates only one major line of business, Banking. Other lines of business are evaluated by management, although none of the other operations qualify as a separate reportable business segment.

     Banking includes the traditional deposit taking and lending functions of a bank, including consumer, commercial and corporate lending, retail banking, and consumer services normally furnished by a bank. The Banking unit is managed along regional geographic lines. Nontraditional services such as mortgage, SBA loan trading, trust, financial services (annuities, insurance products, and brokerage services), factoring operations, bank cards, and FHA/VA operations are managed separately but do not meet the test for a business segment.
     The accounting policies of the Banking unit are the same as those of Union Planters described in Note 1. Cost of funds are allocated between funds providers and funds users. Transactions between business units are primarily conducted at book value. Banking and other operating units are evaluated based on results before merger-related and other significant items.
     The following tables present selected segment information for Banking, the Other Operating Units, and the Parent Company. The Parent Company is primarily the funding source for acquisition activities.

                                                                 YEAR ENDED DECEMBER 31, 1999
                                                   ---------------------------------------------------------
                                                                      OTHER          PARENT     CONSOLIDATED
                                                     BANKING     OPERATING UNITS   COMPANY(1)      TOTAL
                                                   -----------   ---------------   ----------   ------------
                                                                    (DOLLARS IN THOUSANDS)
Net interest income..............................  $ 1,204,479     $   61,031       $ (8,979)   $ 1,256,531
Provision for losses on loans....................      (56,311)       (17,734)            --        (74,045)
Noninterest income...............................      291,588        200,899         (1,928)       490,559
Noninterest expense..............................     (897,892)      (177,530)        (7,012)    (1,082,434)
Merger-related and other significant items,
  net............................................       16,050         10,746          1,425         28,221
                                                   -----------     ----------       --------    -----------
Earnings before income taxes.....................  $   557,914     $   77,412       $(16,494)   $   618,832
                                                   ===========     ==========       ========    ===========
Average assets...................................  $30,025,209     $2,667,352       $209,809    $32,902,370
                                                   ===========     ==========       ========    ===========

                                                                 YEAR ENDED DECEMBER 31, 1998
                                                   ---------------------------------------------------------
                                                                      OTHER          PARENT     CONSOLIDATED
                                                     BANKING     OPERATING UNITS   COMPANY(1)      TOTAL
                                                   -----------   ---------------   ----------   ------------
                                                                    (DOLLARS IN THOUSANDS)
Net interest income..............................  $ 1,106,927     $   99,910       $    396    $ 1,207,233
Provision for losses on loans....................     (142,406)       (61,650)            --       (204,056)
Noninterest income...............................      285,639        182,147          7,409        475,195
Noninterest expense..............................     (818,726)      (164,580)        (8,313)      (991,619)
Merger-related and other significant items,
  net............................................     (163,157)        64,893        (16,567)      (114,831)
                                                   -----------     ----------       --------    -----------
Earnings before income taxes.....................  $   268,277     $  120,720       $(17,075)   $   371,922
                                                   ===========     ==========       ========    ===========
Average assets...................................  $27,253,006     $2,939,797       $551,523    $30,744,326
                                                   ===========     ==========       ========    ===========

                                                                 YEAR ENDED DECEMBER 31, 1997
                                                   ---------------------------------------------------------
                                                                      OTHER          PARENT     CONSOLIDATED
                                                     BANKING     OPERATING UNITS   COMPANY(1)      TOTAL
                                                   -----------   ---------------   ----------   ------------
                                                                    (DOLLARS IN THOUSANDS)
Net interest income..............................  $ 1,091,206     $  105,444       $  3,249    $ 1,199,899
Provision for losses on loans....................      (86,450)       (66,650)            --       (153,100)
Noninterest income...............................      293,294        154,525          1,754        449,573
Noninterest expense..............................     (775,678)      (143,476)       (13,415)      (932,569)
Merger-related and other significant items,
  net............................................      (34,225)            --        (13,729)       (47,954)
                                                   -----------     ----------       --------    -----------
Earnings before income taxes.....................  $   488,147     $   49,843       $(22,141)   $   515,849
                                                   ===========     ==========       ========    ===========
Average assets...................................  $25,322,742     $3,261,992       $604,071    $29,188,805
                                                   ===========     ==========       ========    ===========

---------------

(1) Parent Company noninterest income and earnings before taxes are net of the intercompany dividend eliminations of $494 million in 1999, $237 million in 1998, and $237 million in 1997.

NOTE 19.  FAIR VALUE OF FINANCIAL
INSTRUMENTS

     The carrying values and fair values of Union Planters' financial instruments are summarized as follows:

                                                          DECEMBER 31, 1999           DECEMBER 31, 1998
                                                      -------------------------   -------------------------
                                                       CARRYING        FAIR        CARRYING        FAIR
                                                         VALUE         VALUE         VALUE         VALUE
                                                      -----------   -----------   -----------   -----------
                                                                     (DOLLARS IN THOUSANDS)
FINANCIAL ASSETS
  Cash and short-term investments...................  $ 1,252,081   $ 1,252,081   $ 1,413,765   $ 1,413,765
  Trading account assets............................      315,734       315,734       275,992       275,992
  Loans held for resale.............................      430,690       430,690       441,214       441,214
  Investment securities -- available for sale.......    7,472,455     7,472,455     8,301,703     8,301,703
  Net loans.........................................   21,104,100    20,951,848    19,255,350    19,442,499
  Mortgage servicing rights.........................      122,110       184,109       101,466       149,249
FINANCIAL LIABILITIES
  Noninterest-bearing...............................  $ 4,035,189   $ 4,035,189   $ 4,194,402   $ 4,194,402
  Interest-bearing..................................   19,336,927    19,361,515    20,702,053    20,800,166
  Short-term borrowings.............................    5,422,504     5,421,748     1,648,039     1,647,202
  Short- and medium-term notes......................       60,000        59,501       105,000       106,832
  Federal Home Loan Bank advances...................      203,032       203,089       279,992       280,328
  Other long-term debt, excluding capital lease
    obligations.....................................      853,947       877,638     1,052,783     1,064,985
OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
  Forward contracts.................................           --         9,325            --          (584)

     The following methods and assumptions were used by Union Planters in estimating the fair value for financial instruments:

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

     LOANS. The fair values of loans are estimated using discounted cash flow analyses and using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality and risk. The fair value of nonaccrual loans and the allowance for losses on loans are approximated by their book values.

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

     SHORT-TERM BORROWINGS. The carrying amounts of short-term FHLB advances, federal funds purchased, overnight time deposits, and other short-term borrowings approximate their fair values. The fair value of securities sold under agreements to repurchase is estimated using discounted cash flow analyses and using current federal funds rates.

     SHORT- AND MEDIUM-TERM SENIOR NOTES. The fair value of these notes is estimated using discounted cash flow analyses and using current LIBOR-based indices.

     FEDERAL HOME LOAN BANK ADVANCES. The carrying value of variable rate/LIBOR-based advances approximates their fair values. The fair value of fixed-rate advances is estimated using discounted cash flow and using the FHLB quoted rates of borrowing for advances with similar terms.

NOTE 19.  FAIR VALUE OF FINANCIAL
          INSTRUMENTS (CONTINUED)

     OTHER LONG-TERM DEBT. The carrying value of variable rate/LIBOR-based debt instruments approximates their fair values. The fair value of fixed-rate long-term debt was estimated from market quotes. If market quotes were not available, fair values were based on quoted values of similar instruments.

     OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS. Fair values of off-balance-sheet instruments are based on current settlement values for forward contracts. The fair value of commitments to extend credit and letters of credit (see Note 17) is not presented, since management believes the fair value to be insignificant.

NOTE 20.  CONTINGENT LIABILITIES

     Union Planters and/or its subsidiaries are parties to various legal proceedings that have arisen in the ordinary course of business and are parties to various pending civil actions, all of which are being defended vigorously. Certain proceedings previously outstanding have been substantially settled within previously based estimates. Management is of the opinion, based upon present information, including evaluations by outside counsel, that neither Union Planters' financial position, results of operations, nor liquidity will be materially affected by the ultimate resolution of pending or threatened legal proceedings.

                              REPORT OF MANAGEMENT

     The accompanying financial statements and related financial information were prepared by the management of Union Planters Corporation (Union Planters) in accordance with generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgment. Management is responsible for the integrity, objectivity, consistency, and fair presentation of the financial statements and all financial information contained in this annual report.

     Management maintains and depends upon internal accounting systems and related internal controls. Internal controls are designed to ensure that transactions are properly authorized and recorded in Union Planters' financial records and to safeguard Union Planters' assets from material loss or misuse. Union Planters utilizes internal monitoring mechanisms and an extensive external audit to monitor compliance with, and assess the effectiveness of the internal controls. Management believes Union Planters' internal controls provide reasonable assurance that Union Planters' assets are safeguarded and that its financial records are reliable.

     The Audit Committee of the Board of Directors meets periodically with representatives of Union Planters' independent accountants, the audit director, and management to review accounting policies, control procedures, and audit and regulatory examination reports. The independent accountants and audit director have free access to the Committee, with and without the presence of management, to discuss the results of their audit work and their evaluation of the internal controls and the quality of financial reporting.

     The financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, who were engaged to express an opinion as to the fairness of presentation of such financial statements.

Memphis, Tennessee
January 20, 2000


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

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Union Planters Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Union Planters Corporation (Union Planters) and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Union Planters' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Memphis, Tennessee
January 20, 2000

                           UNION PLANTERS CORPORATION

                               EXECUTIVE OFFICERS

BENJAMIN W. RAWLINS, JR.
Chairman and Chief Executive Officer

JACKSON W. MOORE
President and Chief Operating Officer

JACK W. PARKER
Executive Vice President and
Chief Financial Officer

LLOYD B. DEVAUX
Executive Vice President
Chief Information Officer

MICHAEL B. RUSSELL
Executive Vice President and
Senior Lending Officer

M. KIRK WALTERS
Senior Vice President, Treasurer, and
Chief Accounting Officer

                               BOARD OF DIRECTORS

ALBERT M. AUSTIN
Chairman
Cannon, Austin & Cannon, Inc.

GEORGE W. BRYAN
Senior Vice President
Sara Lee Corporation

JAMES E. HARWOOD
President
Sterling Equities

C. E. HEILIGENSTEIN
Attorney (Retired)
Heiligenstein and Badgley

CARL G. HOGAN
Chairman
Hogan Motor Leasing, Inc.

S. LEE KLING
Chairman
Kling, Rechter & Company

PARNELL S. LEWIS, JR.
Member
River Investments, LLC

C. J. LOWRANCE, III
President
Lowrance Brothers & Company, Inc.

JACKSON W. MOORE
President and Chief Operating Officer
Union Planters Corporation and
Union Planters Bank

BENJAMIN W. RAWLINS, JR.
Chairman and Chief Executive Officer
Union Planters Corporation and
Union Planters Bank

DR. V. LANE RAWLINS
President
The University of Memphis

DONALD F. SCHUPPE
Owner
DFS Service Company

DAVID M. THOMAS
President (Retired)
Magnolia Federal Bank for Savings

RICHARD A. TRIPPEER, JR.
President
R. A. Trippeer, Inc.

SPENCE L. WILSON
President
Kemmons Wilson, Inc.

                       (Union Planters Corporation Logo)

                             CORPORATE INFORMATION

Annual Meeting
Thursday, April 20, 2000 at 10 a.m. EDT
Union Planters Bank
Media Room, 7th Floor
2800 Ponce de Leon Boulevard
Coral Gables, Florida 33134

CORPORATE OFFICES
7130 Goodlett Farms Parkway
Memphis, Tennessee 38018

CORPORATE MAILING ADDRESS
P. O. Box 387
Memphis, Tennessee 38147

INTERNET
http://www.unionplanters.com

TRANSFER AGENT AND REGISTRAR
Union Planters Bank
Corporate Trust
7650 Magna Drive
Belleville, IL 62223
(800) 900-4548

DIVIDEND PAYING AGENT
Union Planters Bank
Corporate Trust
7650 Magna Drive
Belleville, IL 62223
(800) 900-4548

STOCK AND OPTION LISTINGS
Common
  NYSE Symbol: UPC
  Wall Street Journal: UnPlantr
Series E Convertible Preferred
  NASDAQ NMS Symbol: UPCPO
  Wall Street Journal: UnPlantr pfE
Options
  Philadelphia Stock Exchange
Indexes
  S&P 500
  NYSE Composite
  Russell 3000

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP

FOR FINANCIAL INFORMATION
Jack W. Parker
Executive Vice President and
Chief Financial Officer
(901) 580-6781 or
Union Planters web site at
http://www.unionplanters.com
and click on Financials

FORM 10-K
Copies of Union Planters'
Annual Report on Form 10-K
as filed with the Securities
and Exchange Commission are
available on request by
calling the Corporate Marketing
Division at (901) 580-6604.

DIVIDEND REINVESTMENT AND
STOCK PURCHASE PLAN
The Plan allows Union Planters
shareholders to reinvest their
dividends in Union Planters
Common Stock. No brokerage
commissions or service charges
are paid by shareholders.
The Plan also permits those
participating in the Plan to
buy additional shares
with optional cash payments
and no brokerage commissions.
Full details are available
by calling (800) 900-4548 or
writing Union Planters Bank
Corporate Trust at the address
shown.

Union Planters' banking
subsidiaries are members of the
FDIC and are Equal Housing
Lenders. UPC and its subsidiaries
are Equal Opportunity Employers.

               (UPC Listed NYSE the New York Stock Exchange Logo)