Form 10-K405, Exhibit 13
period 2000-12-31
UNION PLANTERS CORP
filed 2001-03-23
CIK 100893

                                                                      EXHIBIT 13

                                 ANNUAL REPORT

                                   OUR VISION


                           To be the trusted advisor


                              of choice delivering


                        financial solutions better than


                                  anyone else.


                           UNION PLANTERS CORPORATION

                               2000 annual report

                            BENJAMIN W. RAWLINS, JR.
                                   1938-2000


     From 1984 until his sudden death on September 12, 2000, Ben Rawlins guided Union Planters Corporation. Under his stewardship, the company grew from a $2 billion asset Tennessee bank to a twelve-state financial services company with over 13,000 employees and assets exceeding $34 billion. We miss him but his fingerprints will forever remain on our company and his presence in our hearts.


     This report is dedicated to our friend and inspirational leader.

                                            OUR MISSION

---                                                                                              ---

                              TO CONSISTENTLY AND RESPONSIVELY DELIVER
                             THE HIGHEST QUALITY FINANCIAL SERVICES BY
                                -- MEETING THE NEEDS OF OUR CLIENTS
                         -- DELIVERING SUPERIOR PROFIT TO OUR SHAREHOLDERS
                                   -- PROVIDING OPPORTUNITIES FOR
                           GROWTH AND FULFILLMENT FOR ALL ASSOCIATES, AND
                             -- MAKING A DIFFERENCE IN OUR COMMUNITIES.
---                                                                                              ---

                             (UNION PLANTERS LOGO)

--
--------------------------------------------------------------------------------
 FINANCIAL HIGHLIGHTS

                                                                                  %
                                             2000               1999            Change
                                         -------------      -------------       ------
                                         (Dollars in thousands, except per share data)
REPORTED BASIS
  Net earnings                            $   409,310        $   409,998         (0.17)%
  Per common share:
     Basic                                       3.02               2.88          4.86
     Diluted                                     3.00               2.85          5.26
     Cash dividends                              2.00               2.00            --
     Book value                                 21.53              19.90          8.19
  Return on average assets                       1.21%              1.25%
  Return on average common equity               14.63              13.80
  Net interest margin                            4.11               4.36
  Net interest spread                            3.41               3.69
BALANCE SHEET DATA AT YEAR END
  Assets                                  $34,720,718        $33,280,353          4.33%
  Earning assets                           31,572,058         29,789,458          5.98
  Loans, net of unearned income            23,957,494         21,446,400         11.71
  Allowance for losses on loans               335,452            342,300         (2.00)
  Deposits                                 23,113,383         23,372,116         (1.11)
  Shareholders' equity                      2,920,054          2,776,109          5.19
  Common shares outstanding (in
     thousands)                               134,735            138,487         (2.71)
CAPITAL RATIOS
  Shareholders' equity to total
     assets                                      8.41%              8.34%
  Leverage ratio                                 6.53               6.65
  Tier 1 capital to risk-weighted
     assets                                      8.63               9.50
  Total capital to risk-weighted
     assets                                     11.47              12.69
CREDIT QUALITY RATIOS
  Allowance for losses on
     loans/loans                                 1.42%              1.64%
  Nonperforming loans/loans                       .57                .62
  Allowance for losses on
     loans/nonperforming loans                    249                264
  Nonperforming assets/loans and
     foreclosed properties                        .75                .80
  Provision for losses on
     loans/average loans                          .34                .36
  Net charge-offs/average loans                   .36                .47

(UNION PLANTERS LOGO)

--------------------------------------------------------------------------------

                                                                                  %
                                             2000               1999            Change
                                         -------------      -------------       ------
                                         (Dollars in thousands, except per share data)
OPERATING BASIS
Operating earnings (1)                    $   407,719        $   395,146          3.18%
  Per common share:
     Basic                                       3.00               2.77          8.30
     Diluted                                     2.98               2.74          8.76
  Return on average assets                       1.20%              1.20%
  Return on average common equity               14.57              13.30
Cash operating earnings (2)               $   461,557        $   442,728          4.25%
  Per common share:
     Basic                                       3.40               3.11          9.32
     Diluted                                     3.38               3.08          9.74
  Return on average assets                       1.36%              1.35%
  Return on average common equity               16.50              14.91
  Expense ratio                                  1.41               1.62
  Efficiency ratio                              56.59              57.35

---------------

(1) Earnings before nonoperating items, net of income taxes (see Table 1 in this report)
(2) Earnings before nonoperating items and goodwill and other intangibles amortization, net of income taxes (see Table 1 in this report)

--------------------------------------------------------------------------------

                                    CONTENTS

                                                              PAGE
                                                              ----
Letter to Shareholders......................................    4
Selected Financial Data.....................................    8
Management's Discussion and Analysis of Results of
  Operations and Financial Condition........................    9
Financial Tables............................................   26
Selected Quarterly Data.....................................   35
Report of Management........................................   37
Report of Independent Accountants...........................   37
Consolidated Financial Statements...........................   38
Notes to Consolidated Financial Statements..................   42
Executive Management Committee and Board of Directors.......   68

--
--------------------------------------------------------------------------------
 TO OUR SHAREHOLDERS

From the beginning of Union Planters' history, certain principles and attributes of our culture have contributed to our success. In 2000, we dedicated significant time and resources to examining our core ideology and the values and strategies that we must embrace to sustain our success and growth. The process required us to dig deep, asking questions about our management philosophy, our values and our success strategies. We also looked at the best philosophies of the organizations we had acquired to prepare this new statement of principles for Union Planters.

In August, Ben and I introduced the new Vision, Strategy, and Culture program to senior managers. Ben's tragic death shortly after this program's introduction only reinforced our dedication and commitment to the message he thought was so necessary and important. This program is dedicated to his inspired vision for the future of Union Planters. The statement of our vision and mission are displayed proudly on the front cover and first page of this report.

NEW MANAGEMENT STRUCTURE

Top-notch management will enable us to fulfill our mission of delivering superior profit to our shareholders and meeting the needs of our clients, our associates and our communities.

Our company is fortunate to have management with enormous strength and depth at both the line and staff levels. Our Executive Committee is a blend of senior managers with years of dedication to Union Planters plus new team members with outstanding careers at large banks and financial service companies.

During the fourth quarter, we formed two executive groups to focus on strategic and operational issues:

- The Executive Management Committee, consisting of selected senior executive staff and metropolitan and regional bankers, provides guidance in managing the company and in making key operational decisions.

- The Chairman's Management Council, comprised of the Executive Management Committee and key metropolitan and community bank CEO's, focuses on policy and strategic issues.

I am so proud of our executive management team that I asked for the inclusion of a group photo in this year's report. They are an extraordinary group of executives and I am privileged to be working with them to make Union Planters an even greater company.

FINANCIAL HIGHLIGHTS

Our financial results for 2000 moved us closer to delivering on the goal of superior profit. Thanks to the leadership of our senior management throughout the company and the dedication of the 13,000 Union Planters associates, we made significant progress in 2000.

LOAN GROWTH WITH SOUND CREDIT QUALITY

We increased average loans, excluding FHA/VA loans, by year-end to approximately $22.9 billion, compared to $20.5 billion in 1999. This growth was driven by residential real estate lending and home equity loans, which increased 14.1% to $7.0 billion from year-end 1999 to 2000. Commercial, financial and agricultural loans, mainly to small and middle market clients, grew 11.5% to $5.4 billion at December 31, 2000.

The provision for loan losses for 2000 was $77.1 million (.34% of average loans), compared to $74.0 million (.36% of average loans) last year. Nonperforming assets of $177.9 million were .75% of loans and foreclosed properties at year-end, compared to $167.5 million or .80% of loans and foreclosed properties a year earlier.

EMPHASIS ON NONINTEREST INCOME

Operating noninterest income for 2000 increased 10.8% or $53.3 million. This

(UNION PLANTERS LOGO)

--------------------------------------------------------------------------------

growth was largely the result of income from our newly acquired subsidiary, Strategic Outsourcing, Inc. (SOI); service charges on deposit accounts; bank card merchant processing income; and mortgage banking revenues. With the strong performance this year, operating noninterest income represented 31% of the company's total revenues, up from 28% in 1999.

IMPROVED OPERATING EFFICIENCY

There was only a slight increase in noninterest expense this year -- $1.091 billion compared to $1.082 billion in 1999 -- mainly the result of the SOI acquisition, and goodwill and other intangibles amortization resulting primarily from our 1999 acquisitions.

Our operating efficiency ratio for 2000 was 56.59%, an improvement from 57.35% for 1999. The initiatives we have launched for 2001 and beyond are designed to continue the trend of improving the efficiency ratio.

CAPITAL STRENGTH

Shareholders' equity increased 5% to $2.9 billion at December 31, 2000. This represents 8.41% of assets of $34.7 billion. The leverage ratio was 6.53% at year end.

PERFORMANCE IMPROVEMENT

Along with superior profit for our shareholders, meeting the needs of our clients and providing opportunities for growth and fulfillment for all associates are also part of our mission statement. Our new UPExcel program, launched in January 2001, works toward all three of these goals.

This grassroots, comprehensive improvement project will help us find more and better ways to generate revenue growth and achieve operating efficiencies.

UPExcel will allow us to eliminate any operating practices that do not add value to the shareholder or the customer relationship. Later this year, we will review the thousands of improvement ideas generated by our associates and begin the implementation process that will continue through 2002.

While this improvement process has no set targets, we expect our associates' efficiency and revenue-generating ideas will have a significant positive effect on bottom-line earnings in the next 18 months. Perhaps more importantly, UPExcel will position Union Planters for the future by creating "best practice" approaches, strengthening our management processes and discipline, and providing the financial resources for future investments.

RETAIL DELIVERY SYSTEM OPTIMIZATION

Meeting our clients' needs is the overall key to our success. Finding more efficient ways to deliver our retail services will help us meet those needs and increase shareholder profit at the same time.

During the year, we initiated a multi-phase process that will make our retail delivery system more efficient. After an extensive review of how consumers are using our delivery channels, we are making decisions about our branch sales and service system that will guide us for years to come. We will start to deploy our resources using a mix of branch service and remote channels (including telephone, ATM, and Internet Banking) so that we are meeting consumer demands today and in the future.

Optimization allows us to expand our retail presence in growth markets, transform existing locations to meet today's service demands, and consolidate or close delivery points that are not financially viable.

--------------------------------------------------------------------------------

BOARD OF DIRECTORS

The three new members elected at the December 2000 meeting bring Union Planters a broad range of experience, knowledge and diversity.

- Jorge M. Perez is a leading real estate developer in our largest and most dynamic market, where he is President and majority owner of The Related Group of Florida.

- Lou Ann Poynter, with almost 30 years in bank management, is Executive Vice President and Regional Bank Group Manager of the Southeast Region for Union Planters, our largest community bank region.

- John R. Roberts, with strong audit and securities regulatory experience, is a former Managing Partner of Arthur Andersen LLP for the St. Louis and Mid-South Region.

Dr. V. Lane Rawlins, Donald F. Schuppe, and David M. Thomas will retire from our Board of Directors at the Annual Meeting in April. We deeply appreciate their valuable contributions and their years of service to Union Planters. We will miss their wise counsel and camaraderie.

RECOGNITION FOR THE COMPANY

Union Planters has been recognized nationally for our efforts to deliver financial solutions better than anyone else. From among the many awards and recognition received, let me mention a couple:

The U.S. Small Business Administration again named Union Planters one of the nation's "most friendly" small business lenders. We were ranked third among the 50 largest bank holding companies.

In February, the U.S. Department of Agriculture named Union Planters a preferred farm lender in eight states. This designation streamlines the loan process for our customers. The honor also translates into benefits that include reduced paperwork, greater flexibility in lending and servicing, and customer opportunities for lines of credit up to five years.

THE FUTURE

Looking ahead, I am extremely optimistic about the long-term prospects for Union Planters. Our broad, diverse management team and associates are focused on service excellence, revenue growth, and streamlining operating procedures. We are poised to become a high performance company that fulfills our strategic mission for our clients, shareholders, associates and communities.

Thank you for your support of Union Planters.

Yours truly,

/s/ JACKSON W. MOORE
       Jackson W. Moore
       Chairman and Chief Executive Officer

--------------------------------------------------------------------------------

                             (MANAGEMENT COMMITTEE)

           UNION PLANTERS CORPORATION EXECUTIVE MANAGEMENT COMMITTEE

             JACKSON W. MOORE, Chairman and Chief Executive Officer
   STEVEN J. SCHENCK, Chief Executive Officer of Union Planters Bank, Indiana LLOYD B. DEVAUX, Senior Executive Vice President and Chief Information Officer
       ROBERT S. DUNCAN, Senior Executive Vice President, Administration MICHAEL B. RUSSELL, Senior Executive Vice President, Lending and Credit
                                 Administration
      ALAN W. KENNEBECK, Senior Executive Vice President, Retail Services
  BOBBY L. DOXEY, Senior Executive Vice President and Chief Financial Officer
   LOU ANN POYNTER, Executive Vice President and Regional Bank Group Manager,
                                Southeast Region
  JOHN V. WHITE, JR., Chief Executive Officer of Union Planters Bank, Memphis
   ADOLFO HENRIQUES, Chief Executive Officer of Union Planters Bank, Florida

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA

                                                                   YEARS ENDED DECEMBER 31,
                                              -------------------------------------------------------------------
                                                 2000          1999          1998          1997          1996
                                              -----------   -----------   -----------   -----------   -----------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Net interest income.......................  $ 1,231,116   $ 1,256,531   $ 1,207,233   $ 1,199,899   $ 1,114,989
  Provision for losses on loans.............      (77,062)      (74,045)     (204,056)     (153,100)      (86,381)
  Investment securities gains (losses)......          381         2,128        (9,074)        4,888         4,934
  Other noninterest income..................      547,751       494,472       479,319       449,573       398,565
  Noninterest expense.......................   (1,090,938)   (1,082,434)     (991,619)     (932,569)     (865,409)
  Nonoperating items (1)....................         (632)       22,180      (109,881)      (52,842)     (120,941)
                                              -----------   -----------   -----------   -----------   -----------
  Earnings before income taxes..............      610,616       618,832       371,922       515,849       445,757
  Income taxes..............................     (201,306)     (208,834)     (146,316)     (176,014)     (153,055)
                                              -----------   -----------   -----------   -----------   -----------
  Net earnings..............................  $   409,310   $   409,998   $   225,606   $   339,835   $   292,702
                                              ===========   ===========   ===========   ===========   ===========
  Cash operating earnings (2)...............  $   461,557   $   442,728   $   354,382   $   392,476   $   385,815
                                              ===========   ===========   ===========   ===========   ===========
PER COMMON SHARE DATA
  Net earnings
    Basic...................................  $      3.02   $      2.88   $      1.61   $      2.53   $      2.28
    Diluted.................................         3.00          2.85          1.58          2.47          2.21
  Cash operating earnings (2)
    Basic...................................         3.40          3.11          2.53          2.93          3.02
    Diluted.................................         3.38          3.08          2.49          2.85          2.91
  Cash dividends............................         2.00          2.00          2.00         1.495          1.08
  Book value................................        21.53         19.90         20.86         20.96         20.13
BALANCE SHEET DATA (AT PERIOD END)
  Total assets..............................  $34,720,718   $33,280,353   $31,691,953   $29,974,463   $28,108,528
  Loans, net of unearned income.............   23,957,494    21,446,400    19,576,826    20,302,969    18,811,441
  Allowance for losses on loans.............      335,452       342,300       321,476       324,474       270,439
  Investment securities.....................    6,843,670     7,472,455     8,301,703     6,414,197     6,185,699
  Total deposits............................   23,113,383    23,372,116    24,896,455    22,875,879    21,330,304
  Short-term borrowing (3)..................    6,086,896     5,422,504     1,648,039     1,824,513     1,758,027
  Long-term debt (3)
    Parent company..........................      379,303       379,656       378,249       373,746       373,459
    Subsidiary banks........................    1,559,668       738,114     1,060,483     1,365,753     1,451,712
  Total shareholders' equity................    2,920,054     2,776,109     2,984,078     2,874,473     2,557,117
  Average assets............................   33,882,405    32,902,370    30,744,326    29,188,805    27,610,263
  Average shareholders' equity..............    2,807,672     2,980,664     2,931,703     2,755,209     2,417,913
  Average shares outstanding (in thousands)
    Basic...................................      135,171       141,854       139,034       132,451       125,449
    Diluted.................................      136,656       143,983       142,693       138,220       133,452
PROFITABILITY AND CAPITAL RATIOS
  Return on average assets..................         1.21%         1.25%          .73%         1.16%         1.06%
  Return on average common equity...........        14.63         13.80          7.71         12.45         12.26
  Net interest margin.......................         4.11          4.36          4.40          4.57          4.48
  Net interest spread.......................         3.41          3.69          3.60          3.79          3.71
  Loans/deposits (period end)...............       103.65         91.76         78.63         88.75         88.19
  Common and preferred dividend payout
    ratio...................................        66.62         69.93        113.67         48.84         40.03
  Shareholders' equity/total assets (period
    end)....................................         8.41          8.34          9.42          9.59          9.10
  Average shareholders' equity/average total
    assets..................................         8.29          9.06          9.54          9.44          8.76
  Leverage ratio............................         6.53          6.65          8.86          9.62          9.40
  Tier 1 capital/risk-weighted assets.......         8.63          9.50         13.34         14.32         14.49
  Total capital/risk-weighted assets........        11.47         12.69         16.78         16.39         16.66
CREDIT QUALITY RATIOS (4)
  Allowance for losses on loans/period end
    loans...................................         1.42%         1.64%         1.71%         1.71%         1.57%
  Nonperforming loans/total loans...........          .57           .62           .83           .81           .79
  Allowance for losses on
    loans/nonperforming loans...............          249           264           206           210           199
  Nonperforming assets/loans and foreclosed
    properties..............................          .75           .80           .97          1.01          1.03
  Provision for losses on loans/average
    loans...................................          .34           .36          1.04           .83           .52
  Net charge-offs/average loans.............          .36           .47           .95           .63           .47

---------------

(1) Reference is made to Table 1 on page 26 for a listing of the nonoperating items.
(2) Cash operating earnings are net earnings before nonoperating items and goodwill and other intangibles amortization, net of income taxes.
(3) Reference is made to Note 9 to Union Planters' financial statements on page 51 for the components of short-term and long-term debt.
(4) FHA/VA government-insured/guaranteed loans have been excluded, since they represent minimal credit risk to Union Planters.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

     The following provides a narrative discussion and analysis of the major trends affecting the results of operations and financial condition of Union Planters Corporation (Union Planters or the Company). This discussion supplements Union Planters' financial statements and accompanying notes which begin on page 38 and should be read in conjunction with the financial statements and the related financial tables beginning on page 26.

KEY PERFORMANCE HIGHLIGHTS FOR 2000

     - Record cash operating earnings were $461.6 million, or $3.38 per diluted share, an increase of 9.7% from the $3.08 per diluted share reported in 1999. Cash operating earnings exclude nonoperating items and goodwill and other intangibles amortization, net of income taxes.
     - Cash operating earnings for 2000 represented a return on average assets of 1.36%, a return on average common equity of 16.50%, and a return on average tangible common equity of 25.26%.
     - Net earnings for 2000 were $409.3 million, or $3.00 per diluted share, compared to $410.0 million, or $2.85 per diluted share, in 1999.
     - Average loans for 2000 increased 11.4% to $22.9 billion (excluding FHA/VA loans) compared to 1999 and average earning assets increased to $30.8 billion, an increase of 3.8%.
     - Nonperforming assets as a percentage of loans and foreclosed properties decreased from .80% at December 31, 1999 to .75% at December 31, 2000.
     - Net charge-offs as a percentage of loans were .36% for 2000 compared to .47% for 1999. The provision for losses on loans as a percentage of average loans was .34% for 2000 compared to .36% for 1999.
     - Operating noninterest income increased 10.8% in 2000 compared to 1999 and operating noninterest expense increased less than 1%.
     - The expense and efficiency ratios were 1.41% and 56.59%, respectively, for 2000 compared to 1.62% and 57.35% in 1999.

UNION PLANTERS OVERVIEW

     Union Planters is a $34.7 billion, multi-state bank holding company whose primary business is banking. The Company is the largest bank holding company headquartered in Tennessee and as of December 31, 2000 was the 27th largest bank holding company headquartered in the United States based on total assets. Union Planters Bank, National Association (Union Planters Bank or UPB), headquartered in Memphis, Tennessee, is Union Planters' largest subsidiary with $34.3 billion in total assets.

     Union Planters is managed along both traditional and nontraditional banking lines. Union Planters' only major reportable business segment is its banking operations, which accounted for 87%, 87%, and 84%, respectively, of total revenues and 92%, 92%, and 89%, respectively, of earnings before nonoperating items for the three years ended December 31, 2000. This segment consists of traditional deposit taking and lending functions, including consumer, commercial and corporate lending; retail banking; on-line banking; and trade-finance activities. Listed below for the banking operations are the percentage of total loans and deposits and the number of banking offices and ATMs by state as of December 31, 2000.

                                         PERCENTAGE OF
                                            BANKING
                                           OPERATIONS         NUMBER OF
                                        ----------------   ---------------
                                                           BANKING
                                        LOANS   DEPOSITS   OFFICES   ATMS
                                        -----   --------   -------   -----
Alabama...............................     2%       2%        29        26
Arkansas..............................     3        3         41        36
Florida...............................    15       16         79        86
Illinois..............................     9       11         99       115
Indiana...............................     9       10         76        86
Iowa..................................     3        3         28        34
Kentucky..............................     6        5         40        37
Louisiana.............................     5        3         25        22
Mississippi...........................    12       11        124       127
Missouri..............................    11        9         91       114
Tennessee.............................    23       25        200       362
Texas.................................     2        2         15        20
                                         ---      ---        ---     -----
          Total.......................   100%     100%       847     1,065
                                         ===      ===        ===     =====

     The Mortgage Banking operations of Union Planters Bank originate both fixed and adjustable-rate single family first mortgage loans through 25 mortgage production offices (13 retail offices and 12 wholesale offices). These offices are located in Alabama, Arizona, California, Colorado, Florida, Georgia, Louisiana, Mississippi, Nevada, North Carolina, Ohio, Tennessee, Texas, and Washington. In addition, mortgage loans are originated in banking offices of UPB. The types of loans originated include the following:

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

     Based on the latest rankings available at year-end, Union Planters ranks 32nd among all residential mortgage loan servicers in the United States. The servicing portfolio includes GNMA, FNMA, FHLMC, and private investors' loans as well as loans owned by Union Planters.

     A wholly owned subsidiary, Capital Factors, Inc. (Capital Factors), provides receivable-based commercial financing and related fee-based credit, collection, and management information services. Capital Factors has five regional offices located in New York, New York; Los Angeles, California; Charlotte, North Carolina; Dallas, Texas; an asset-based lending office in Atlanta, Georgia; and its headquarters in Boca Raton, Florida.

     In addition to Mortgage Banking and Capital Factors discussed above, the following other nontraditional banking lines are managed on a separate basis.

     - FINANCIAL SERVICES -- sales of bank-eligible insurance and investment products, including annuities, credit life and mortgage insurance products sold through Union Planters Bank's extensive platform distribution sales force, and full-service and discount brokerage services
     - TRUST -- investment management, personal trust services, employee benefit administration, and proprietary mutual funds
     - BANK CARDS (MERCHANT SERVICING) -- converts payments by bank cards to cash for merchants selling goods and services (prior to the fourth quarter of 1998, UPB's credit card portfolio was included in this unit)
     - SBA LOAN TRADING -- purchasing, packaging, and securitizing the government-guaranteed portions of Small Business Administration (SBA) loans
     - STRATEGIC OUTSOURCING, INC. (SOI) -- professional employment organization services (e.g. workers' compensation management, employee benefits management, payroll administration, safety and risk management, human resource administration, and compliance administration) to small and medium-size businesses in the United States

     Reference is made to Note 18 to the financial statements on page 65 for additional information regarding Union Planters' operating segments. The following table summarizes earnings before income taxes for banking operations, the other operating units as a group, the parent company, and nonoperating items for the past three years.

                               EARNINGS (LOSS)
                                BEFORE TAXES
                            ---------------------
                            2000    1999    1998
                            -----   -----   -----
                            (DOLLARS IN MILLIONS)
Banking operations........  $563    $546    $435
Other operating units.....    67      67      56
Parent company (1)........   (19)    (18)     --
Net nonoperating items....    --      24    (119)
                            ----    ----    ----
Consolidated earnings
  before income taxes.....  $611    $619    $372
                            ====    ====    ====

---------------

(1) Net of the elimination of intercompany earnings and dividends.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     This discussion contains certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These statements are contained in certain sections that follow, such as Net Interest Income, Provision for Losses on Loans, Noninterest Income, Noninterest Expense, Loans, and Interest-Rate Risk. Forward-looking statements are not based on historical information, but rather are related to future operations, strategies, financial results, or other developments. The words "anticipate," "project," "expect," "believe," "intend," "estimate," "should," "is likely" and other expressions that indicate future events and trends identify forward-looking statements. Forward-looking statements are based on management's expectations as well as certain assumptions and estimates made by, and information available to, management. Examples of factors that could cause future results to vary from current management expectations include the following: expectations of the timing and amount of interest-rate movements (which can have a significant impact on a financial institution); effects of changes in general economic conditions as well as economic conditions in markets in which Union

Planters conducts business; market and monetary fluctuations; inflation; competition within and outside the financial services industry; technology; risks inherent in originating loans, including prepayment risks, fluctuations in collateral values, and changes in customers profiles; and the rate of loan charge-offs and the level of the provision for losses on loans. Additionally, the policies of the Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System (Federal Reserve), and insurance and securities regulatory agencies, unanticipated regulatory and judicial proceedings, unanticipated results from Internal Revenue Service examinations, changes in the laws and regulations applicable to Union Planters and its subsidiaries, and Union Planters' success in executing its business plans and strategies and managing the risks involved in the foregoing, could cause actual results to differ materially from current expectations. Union Planters assumes no obligation to update any forward-looking statements that are made from time to time.

ACQUISITIONS

     In 2000, Union Planters completed one acquisition, which was accounted for as a purchase and is included in Union Planters' financial results from the date of acquisition. Union Planters had one pending acquisition at December 31, 2000. The table below presents the twenty-three acquisitions completed over the last three years. Table 3 on page 27, Note 2 on page 45, and Note 21 to the financial statements on page 67 present additional information regarding acquisitions.

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

                  ACQUISITIONS COMPLETED SINCE JANUARY 1, 1998

                                                                                                           ACCOUNTING
       INSTITUTION ACQUIRED          DATE      STATE    ASSETS                 CONSIDERATION                 METHOD
-----------------------------------  -----   ---------  -------   ---------------------------------------  ----------
                                                (DOLLARS IN MILLIONS)
Sho-Me Financial Corp.                1/98   Missouri   $   374      1.2   million shares of common stock  Purchase
Security Bancshares, Inc.             4/98   Arkansas       146       .5   million shares of common stock  Pooling
Peoples First Corporation             7/98   Kentucky     1,427      6.0   million shares of common stock  Pooling
Magna Group, Inc.                     7/98   Missouri     7,683     33.4   million shares of common stock  Pooling
Capital Savings Bancorp, Inc.         7/98   Missouri       207       .7   million shares of common stock  Pooling
CB&T, Inc.                            7/98   Tennessee      278      1.4   million shares of common stock  Pooling
Merchants Bancshares, Inc.            7/98   Texas          565      2.0   million shares of common stock  Pooling
First National Bancshares of
  Wetumpka, Inc.                      7/98   Alabama        202       .8   million shares of common stock  Pooling
Alvin Bancshares, Inc.                8/98   Texas          117       .4   million shares of common stock  Pooling
Duck Hill Bank                        8/98   Mississippi     21        -   million shares of common stock  Purchase
First Community Bancshares, Inc.      8/98   Tennessee       39       .1   million shares of common stock  Pooling
Transflorida Bank                     8/98   Florida        334      1.7   million shares of common stock  Pooling
AMBANC Corp.                          8/98   Indiana        740      3.4   million shares of common stock  Pooling
Florida Branch Purchase               9/98   Florida      1,389   $110.0   million in cash                 Purchase
Ready State Bank                     12/98   Florida        622      3.2   million shares of common stock  Pooling
Southeast Bancorp, Inc.              12/98   Tennessee      324      1.2   million shares of common stock  Pooling
                                             and
                                             Kentucky
FSB, Inc.                            12/98   Tennessee      145       .9   million shares of common stock  Pooling
LaPlace Bancshares, Inc.             12/98   Louisiana       64       .4   million shares of common stock  Pooling
First Mutual Bancorp, Inc.            1/99   Illinois       403      1.4   million shares of common stock  Purchase
First & Farmers Bancshares, Inc.      2/99   Kentucky       411   $ 76.0   million in cash                 Purchase
Indiana Branch Purchase               3/99   Indiana      1,903   $283.0   million in cash                 Purchase
Republic Banking Corporation of
  Florida                             7/99   Florida      1,792   $410.3   million in cash                 Purchase
Strategic Outsourcing, Inc.           4/00   North           20   $ 45.9   million in cash                 Purchase
                                             Carolina
                                                        -------
      Total assets of acquisitions                      $19,206
                                                        =======

                               EARNINGS ANALYSIS

CASH OPERATING EARNINGS AND NET EARNINGS

     Union Planters reported record cash operating earnings for 2000 of $461.6 million, or $3.38 per diluted share, an increase of 9.7% from the $3.08 per diluted share reported for 1999. Cash operating earnings for 1998 were $354.4 million, or $2.49 per diluted common share. For 2000, these earnings represented a return on assets of 1.36%, a return on average common equity of 16.50%, and a return on average tangible common equity of 25.26%. For 1999, these returns were 1.35%, 14.91%, and 20.28%, respectively.

     Net earnings for 2000 were $409.3 million, or $3.00 per diluted common share, an increase of 5.3% over the $2.85 per diluted share reported for 1999. Net earnings for 1998 were $225.6 million, or $1.58 per diluted share. The net earnings for 2000 represented returns on average assets and average common equity of 1.21% and 14.63%, respectively. For 1999, these returns were 1.25% and 13.80%, respectively.

NET INTEREST INCOME

     Net interest income is comprised of interest income and loan-related fees less interest expense. Net interest income is affected by a number of factors including the level, pricing, mix, and maturity of earning assets and interest-bearing liabilities; interest rate fluctuations; and asset quality. For purposes of this discussion, net interest income is presented on a fully-taxable equivalent basis (FTE), which adjusts tax-exempt income to an amount that would yield the same after-tax income had the income been subject to taxation at the federal statutory income tax rate (currently 35% for Union Planters). Reference is made to Tables 4 and 5, on pages 28 and 29, which present Union Planters' average balance sheet and volume/rate analysis for each of the three years in the period ended December 31, 2000.

     Taxable-equivalent net interest income was $1.27 billion in 2000, compared to $1.29 billion in 1999 and $1.24 billion in 1998. The net interest margin (taxable-equivalent net interest income as a percentage of average earning assets) was 4.11% in 2000, down from 4.36% in 1999 and 4.40% in 1998. The net interest spread between earning assets and interest-bearing liabilities decreased to 3.41% in 2000 from 3.69% in 1999 and 3.60% in 1998.

     In 1998, the Federal Reserve reduced the Federal Funds rate in a series of quarter-point reductions to 4.75%. The decline in interest rates created a relatively flat yield curve, thereby reducing opportunities to increase asset yields based on choice of maturity. Both earning asset yields and cost of interest-bearing liabilities declined, with earning asset yields falling at a faster rate. With the lower interest rates, the Company experienced heavy mortgage prepayments, which reduced overall yields. In the latter part of 1998 and early 1999, Union Planters was investing funds received from the Florida and Indiana Branch Purchases in this lower yield environment. All of these factors caused a reduction in the interest-rate spread in 1998 and the first of 1999. Interest rates remained relatively level until the middle of 1999 when rates began to increase. As rates started to rise, Union Planters was able to reprice certain earning assets to higher yields and, at the same time, replace higher costing certificates of deposit with lower costing certificates of deposit or other short-term borrowings, while holding other interest-bearing deposit rates stable. This allowed for a widening of the interest-rate spread and an increase in net interest income.

     In 2000, the Federal Reserve continued increasing the Federal Funds rate from 5.50% at the end of 1999 to 6.50% at the end of 2000. This rising rate environment and the fact that Union Planters was liability-sensitive (within a one year period of time, the interest rates paid for liabilities were repricing faster than interest rates earned on earning assets) caused a decrease in net interest income. This reduction was also seen in decreases in the interest-rate spread and net interest margin. This trend was prevalent within the banking industry; however, strong loan growth in 2000 helped offset some of the downward pressure.

     With a decline in the Federal Funds rate in early 2001 and projections for further decreases in interest rates in 2001, management expects a favorable impact on net interest income. Loan growth is expected to continue to be good in 2001; however, the level of mortgage prepayments could increase depending on the level of interest rates. These are forward-looking statements and actual results could differ because of several factors, including those in the Cautionary Statement Regarding Forward-Looking Information section on page 10 of this discussion.

     A summary of the components of average earning assets and interest-bearing liabilities is as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2000      1999      1998
                                                              ------    ------    ------
AVERAGE EARNING ASSETS (IN BILLIONS)........................  $30.8     $29.7     $28.3
Comprised of:
  Loans.....................................................     75%       71%       72%
  Investment securities.....................................     24        27        25
  Other earning assets......................................      1         2         3
Yield earned on average earning assets......................   8.32      7.87      8.31
AVERAGE INTEREST-BEARING LIABILITIES (IN BILLIONS)..........  $26.4     $24.9     $23.5
Comprised of:
  Deposits..................................................     73%       83%       85%
  Short-term borrowings.....................................     22        12         6
  FHLB advances, short- and medium-term bank notes, and
     other long-term debt...................................      5         5         9
Rate paid on average interest-bearing liabilities...........   4.91      4.18      4.71
INTEREST-RATE SPREAD........................................   3.41      3.69      3.60
NET INTEREST MARGIN.........................................   4.11      4.36      4.40

INTEREST INCOME

     Taxable-equivalent interest income increased 9.7% in 2000 to $2.56 billion. The increase was attributable primarily to the 3.8% growth of earning assets, principally loans, which increased interest income $119.6 million. Also contributing to the growth was the increase in the average yield on earning assets, which rose from 7.87% in 1999 to 8.32% in 2000, and increased interest income $107.8 million. The higher yield on loans was the primary factor driving the increase in the earning assets yield.

     Average loans increased 9.8% (11.4% excluding FHA/VA loans) in 2000. The key product drivers of the 2000 growth continued to be one-to-four family residential real estate and home equity loans, the total of which increased 14.1% from December 31, 1999 to $7.0 billion at December 31, 2000. Additionally, commercial, financial, and agricultural loans, most of which are to small-and-middle market customers, increased 11.5% to $5.4 billion at December 31, 2000. The loan growth in 2000 is net of loan securitizations and sales totaling $776 million. Average investment securities continued to decrease in 2000 as a result of management's strategy to decrease the level of the investment portfolio. Reference is made to the Noninterest Income, Loan, and Investments discussions for additional information regarding the changes in loans and investment securities.

     In 1999, taxable-equivalent interest income was $2.34 billion, a decrease of $15.8 million. The decrease was attributable to a reduction in the average yield on average earning assets from 8.31% in 1998 to 7.87% in 1999, which equated to a $122.3 million decline in interest income. This decrease was partially offset by a $1.4 billion increase in average earning assets to $29.7 billion in 1999, which increased interest income $106.5 million.

     During the fourth quarter of 1998 and first quarter of 1999, the low interest-rate environment produced a high level of mortgage loan refinancing. As these refinancing levels increased, mortgage-backed loans and securities yields dropped. At December 31, 1999 and 1998, 36% and 39%, respectively, of Union Planters' earning assets were mortgage-backed loans and securities. Downward pressure on earning asset yields also occurred as a result of the following: (i) sale of Union Planters' credit card portfolio ($440 million in the fourth quarter of 1998 and $20 million in the first quarter of 1999) which had a weighted average yield of 13%; (ii) the securitization and sale in the first quarter of 1999 of $132 million of FHA/VA loans, with a weighted average yield of 9.7%; and (iii) the sale of $296 million of ARM loans in June 1999, with a weighted average yield of 7.6%. Reference is made to the Noninterest Income section on the next page for a discussion of the gains that resulted from these sales. As interest rates rose in the latter half of 1999, yields on mortgage loans and variable-rate commercial loans, as well as yields on other earning assets, increased.

     The growth of earning assets in 1999 was attributable primarily to both loans and investment securities. Average loans increased 3.1% due primarily to acquisitions. The growth was partially offset by the loan sales and the high level of mortgage refinancing discussed above. The 12.8% growth in investment securities was attributable to the investment of funds received in exchange for the assumption of deposit liabilities in the Florida and Indiana Branch Purchases.

INTEREST EXPENSE

     Interest expense increased $255.1 million, or 24.5%, in 2000 compared to 1999. The increase was attributable to the average rate paid for interest-bearing liabilities, which increased from 4.18% in 1999 to 4.91% in 2000. This accounted for $146.3 million of the increase in interest expense and was due primarily to the rising interest-rate environment discussed above. Additionally, interest expense increased $108.8 million due to a $1.5 billion increase in interest-bearing liabilities. Average interest-bearing liabilities were impacted by $3.0 billion in short-term borrowings, primarily short-term FHLB advances, which were increased in response to a $1.5 billion decrease in average interest-bearing deposits (see the Deposits discussion on page 22).

     In 1999, interest expense decreased $65.7 million to $1.04 billion. The decrease was due primarily to a reduction in rates paid on average interest-bearing liabilities from 4.71% in 1998 to 4.18% in 1999. The decline in the average rate paid reduced interest expense $115.7 million. This decrease was partially offset by a $1.4 billion increase in average interest-bearing liabilities, which increased interest expense $50.0 million. This growth was attributable primarily to deposit liabilities assumed in the Florida and Indiana Branch Purchases and the Republic acquisition (see Note 2 to the financial statements on page 45) and to an increase in short-term borrowings, primarily short-term FHLB advances. Short-term FHLB advances increased in 1999 in response to a decline in deposits, which created a need for an alternative funding source. Average long-term debt outstanding decreased, as long-term FHLB advances of acquired entities merged with Union Planters Bank were paid off and long-term debt of subsidiaries matured in 1999.

PROVISION FOR LOSSES ON LOANS

     The provision for losses on loans (the provision) is the charge to earnings that management determines is necessary to maintain the allowance for losses on loans at an adequate level. In 2000, the provision was $77.1 million, or .34% of average loans. This compares to a provision of $74.0 million, or .36% of average loans in 1999, and $204.1 million, or 1.04% of average loans in 1998.

     The higher provision in 1998 compared to 2000 and 1999 was attributable primarily to the banks acquired in 1998 and 1997. Upon acquisition, management implemented a more aggressive policy to deal with problem loans, which involved setting goals for reducing the overall level of problem loans. Loan balances were adjusted down to estimated realizable values, allowing for a more rapid disposal of the underlying assets pledged as collateral. Union Planters' credit card portfolio, prior to its sale in the fourth quarter of 1998, accounted for a large percentage of the provision and net charge-offs in 1998 and 1997. In 1998, credit card provisions and net charge-offs were 16% and 25%, respectively, of the total provision and charge-offs. Also impacting the provision were charge-offs related to two asset-based loans in Capital Factors' operations which deteriorated in the fourth quarter of 1998. The provision and charge-offs related to these loans were $20 million and $13 million, respectively.

NONINTEREST INCOME

     Noninterest income in 2000 was $559.4 million, an increase of $46.7 million from $512.7 million in 1999 and compared to $568.8 million in 1998. The major components of noninterest income are presented on the statement of earnings on page 39 and in Note 13 to the financial statements on page 58. Table 1 on page 26 presents a five-year trend of the major components of noninterest income, including certain nonoperating items that impact the five-year trend.

     The following is a discussion of the noninterest income items which management considers nonoperating:

     - Union Planters sold its credit card portfolio in the fourth quarter of 1998, which resulted in a gain of $72.7 million. In 1999, additional gains of $3.3 million were recognized as portfolios of acquired entities were sold.
     - Periodically, Union Planters securitizes and sells previously past due FHA/VA guaranteed-loans serviced by Union Planters Bank. In 2000, $707 million of these loans were sold and a gain of $2.8 million was recognized. This compares to sales of $132 million and $380 million in 1999 and 1998, respectively, which resulted in gains of $5.3 million and $19.6 million, respectively.
     - As part of Union Planters' asset/liability management strategy, investment securities are all classified as available for sale. In 2000 and 1999, investments securities gains were $381,000 and $2.1 million, respectively, compared to investment securities losses of $9.1 million in 1998. The loss in 1998 resulted primarily from premium write-downs ($22.8 million) of certain high-coupon mortgage-backed securities of an acquired entity. This was due to the acceleration of prepayments of the underlying loans. The loss was offset by a $6.0 million gain resulting from the contribution of certain equity securities to a charitable foundation established by Union Planters (see the Noninterest Expense discussion on page 17).
     - Periodically, Union Planters sells certain portions of its loan portfolio as part of its overall asset/liability management strategy and in response to specific events. In 2000, Capital Factors sold $68.8 million of asset-based loans and recognized a gain of $3.7 million. In 1999, Union Planters sold $296 million of ARM loans which resulted in a gain of $5.0 million.
     - In 2000, Union Planters recognized a net gain of $4.8 million related to the reversion of excess assets of a terminated pension plan of an acquired entity.

     - In 1998, an entity acquired by Union Planters sold an investment, which resulted in a gain of $5.4 million. This gain was partially offset by a loss on the sale of certain indirect loans of $3.2 million.
     - Union Planters' corporate trust business (primarily general obligation bond administration for government entities) was sold in 1999, resulting in a gain of $2.4 million. An additional gain of $2.1 million may be recognized in 2001, contingent upon business retention. Certain other amounts have been deferred over the period of noncompete agreements.

     Excluding these nonoperating items, noninterest income was $547.8 million in 2000, an increase of $53.3 million from 1999 and compared to $479.3 million in 1998. A discussion of the major components of noninterest income follows.

     SERVICE CHARGES ON DEPOSIT ACCOUNTS. Service charges on deposit accounts are fees received for services related to retail and commercial deposit products. These fees are the largest component of noninterest income. Service charges increased 7% in 2000 to $182.0 million. This compares to $170.1 million and $156.4 million in 1999 and 1998, respectively. The increase in these fees in 2000 resulted primarily from a full year of income from the 1999 acquisitions, primarily the Republic Banking Corporation of Florida (Republic) acquisition and the Indiana Branch Purchase. The growth of these fees is dependent on the level of deposits, the volume of customer transactions, and competitive conditions in local markets.

     MORTGAGE BANKING REVENUES. Mortgage banking revenues are comprised of mortgage servicing income, mortgage origination fees, gains or losses on the sale of mortgage loans, capitalized mortgage servicing rights, gains on the sale of mortgage servicing rights, and other miscellaneous fees related to mortgage origination and servicing activities. Mortgage banking revenues increased 7.4% in 2000 to $104.0 million. This compares to $96.8 million in 1999 and $90.0 million in 1998. Mortgage banking revenues increased in 1998 and the first half of 1999, as a low interest-rate environment increased mortgage originations due to a high level of refinancing activity. These increases slowed in the last half of 1999. In 2000, mortgage revenues continued to grow due to the expansion of operations, which is discussed below, and the sale of servicing.

     In order to increase mortgage loan origination capacity, Union Planters acquired retail and wholesale loan production offices in 1999 in markets outside of its existing banking markets. In April 1999, Union Planters acquired seven retail mortgage loan production offices in Northern California, which complemented its existing wholesale office in Irvine, California. The California retail offices are located in Benecia, Dublin, Campbell, Capitola, Saratoga, Santa Maria, and Bakersfield. In October 1999, Union Planters acquired the wholesale loan production operations of Colonial Mortgage Company, which included offices in Atlanta, Cincinnati, Dallas, Denver, Des Moines, Greensboro, Las Vegas, Montgomery, Niceville (FL), Phoenix, Seattle, and St. Petersburg. Both of these acquisitions complement existing Union Planters' mortgage production operations and provide a better balance between origination and servicing capacity. The increased origination capacity has allowed mortgage operations to replace normal run-off in its servicing portfolio and increase the number of loans serviced.

     Mortgage loans originated are either retained for UPB's portfolio or are sold into the secondary market and the servicing rights are retained. "Conforming conventional loans" sold into the secondary market are typically pooled and exchanged for securities issued by FNMA or FHLMC, which are sold to investment banking firms. "Jumbo loans" produced are sold to private investors. FHA-insured and VA-guaranteed loans produced for sale in the secondary market are pooled to form GNMA mortgage-backed securities, which are sold to investment banking firms. Loans originated through the wholesale offices are purchased through approximately 3,000 approved mortgage brokers. A formal approval and monitoring process is in place to select all brokers, assess their performance, and evaluate the credit quality of loans they originate. Mortgage brokers demonstrating unacceptable performance or insufficient loan activity are removed from UPB's program. Loans originated and retained in Union Planters' portfolio are centrally processed, underwritten, and serviced by UPB's Portfolio Mortgage Administration Center (PMAC) located in Hattiesburg, Mississippi. During 2000, Union Planters decided to retain the servicing on future loan originations, as well as sell certain late 1999 and 2000 products, which increased overall mortgage banking revenues.

     Single family mortgage loans originated were $4.8 billion in 2000, compared to $3.6 billion and $2.6 billion in 1999 and 1998, respectively. In 2000 and 1999, $2.8 billion and $2.4 billion, respectively, of mortgage loan originations were sold in the secondary market and the balance was retained in Union Planters' portfolio.

     At December 31, 2000, Union Planters' single family mortgage loan servicing portfolio totaled $19.6 billion, or 353,000 loans, including $5.9 billion or 116,000 loans serviced for Union Planters' own account. At December 31, 1999, Union Planters' single family mortgage loan servicing portfolio totaled $18.0 billion, or 355,000 loans, including $5.8 billion or 125,000 loans serviced for Union Planters.

     FACTORING COMMISSIONS. A separate subsidiary of Union Planters Bank, Capital Factors, provides factoring and other specialized commercial financial services to small- and medium-sized companies. Capital Factors purchases accounts receivable from its clients pursuant to factoring agreements, earning a commission in return for the services rendered, including credit protection, collection, and management information services. Commissions earned from these activities were $31.2 million in 2000, an increase from $29.5 million in 1999 and compared to $30.6 million in 1998. The growth in 2000 is related to a $325 million increase in factored sales purchased. The decline in factoring commissions in 1999 was due to a decrease of $16 million in factored sales purchased. Factoring volume was $3.81 billion in 2000 compared to $3.49 billion and $3.50 billion in 1999 and 1998, respectively. Factoring fees as a percentage of factored sales purchased have declined from .87% in 1998 to .85% in 1999 and to .82% in 2000, due primarily to continuing competitive market pressures.

     BANK CARD INCOME. Bank card income is primarily Union Planters' merchant processing revenues. Income is earned by the conversion to cash of payments received by merchants from customers using credit cards, debit cards, purchase cards, and private label credit cards. Additionally, bank card income includes royalties received from the sale of the credit card portfolio in 1998. Prior to 1999, bank card income also included transaction fee income from Union Planters' credit card portfolio. Bank card income was $37.0 million in 2000 compared to $26.9 million in 1999 and $38.6 million in 1998. The growth in 2000 related partially to a full year of merchant operations associated with the Republic acquisition in July 1999.

     ATM TRANSACTION FEES. These fees relate to noncustomer usage of Union Planters' ATMs and are directly related to the volume of transactions. Union Planters had 1,065 ATMs at December 31, 2000, compared to 1,018 at December 31, 1999 and 1,034 at December 31, 1998. Union Planters' ATMs by state are outlined in the Union Planters Overview discussion on page 9. ATM fees were $28.6 million in 2000, an increase of 14.5% over 1999. These fees increased $5.7 million, or 29.5%, in 1999 compared to 1998.

     TRUST SERVICE INCOME. Trust service income represents fees from management of estates, personal trusts and employee benefit plans, investment advisory services, and stock transfer services for a limited number of companies. Trust service income in 2000 was $26.4 million, an increase of 10.3% from $23.9 million in 1999 and compared to $24.1 million in 1998. At December 31, 2000, total assets under administration were $10.3 billion, compared to $11.3 billion and $12.4 billion at December 31, 1999 and 1998, respectively. Of that number, managed assets were $5.3 billion at December 31, 2000 compared to $4.4 billion and $3.4 billion at December 31, 1999 and 1998, respectively. In 1999, Union Planters sold its corporate trust business, which decreased trust service income and assets under management.

     FINANCIAL SERVICES INCOME. Financial services income includes annuity sales income, insurance commissions, and brokerage fee income, which are generated by Union Planters Financial Services Group. Revenues from these sources were $47.7 million in 2000, compared to $52.9 million in 1999 and $40.9 million in 1998. Union Planters utilizes a platform distribution format in which branch office personnel generate a majority of these revenues through customer contact in branch locations. Union Planters currently has over 1,800 licensed branch office annuity and insurance agents. Brokerage fee income is generated through a centrally located discount brokerage operation. In addition, full service registered representatives handle sales of investment products, primarily in the metropolitan markets served by Union Planters.

     Annuity sales income is generated from commissions resulting from the sale of fixed-rate annuities. Income from annuity sales commissions were $12.0 million in 2000, a decrease from $17.5 million in 1999 and compared to $7.8 million in 1998. The decline in 2000 is attributable to the interest-rate environment during the latter half of 1999 and 2000. Emphasis continues to be placed on the training of Union Planters' platform representatives that focuses on identifying financial solutions for customers and developing relationship-selling skills.

     Insurance commission income is generated from the sale of credit life, mortgage, property and casualty, and other bank-eligible insurance products. Insurance commissions were $17.8 million in both 2000 and 1999, which compares to $14.1 million in 1998. Union Planters owns a captive credit life underwriter that allows Union Planters to better serve its customers' needs and participate in underwriting gains.

     Brokerage fee income is generated through full-service and discount brokerage operations. Brokerage fee income in 2000 was $17.9 million, a 1.8% increase over 1999. In 1998, these fees were $19.0 million. The limited growth in 2000 is related to the uncertainty in the stock market. The decline in income in 1999 was primarily attributable to restructuring and integrating the brokerage operations of acquired banks into Union Planters' platform sales format. This operation currently has over 450 licensed "Series 6" platform agents and dedicated full service representatives.

     STRATEGIC OUTSOURCING, INC. (SOI). In April 2000, Union Planters acquired SOI, which is headquartered in Charlotte, North Carolina. SOI is one of the largest providers of professional employment services in the United States, which include workers' compensation management, employee benefit management, payroll administration, safety and risk management services, human resource administration, and compliance administration. Clients, which are typically small-and medium-sized businesses, are provided cost-effective approaches to the management of critical human resources responsibilities and employer risks. SOI's services complement other services offered to small- and medium-sized businesses by Union Planters. Net revenues (fees charged clients for services net of the direct costs to provide employees and services) generated from this operation were $13.8 million.

     OTHER INCOME. Profits and commissions from trading activities relate to Union Planters' SBA (Small Business Administration) trading operation which buys, sells, and securitizes government-guaranteed SBA pools and government-guaranteed portions of SBA loans. Profits and commissions from this operation were $5.9 million in 2000, an increase of $1.6 million from 1999. In 1999, SBA trading profits and commissions were $4.3 million, a decline of $1.1 million from $5.4 million in 1998.

     Union Planters has a limited partnership investment of $9.6 million in VSIBG, a registered broker-dealer whose principal business is the purchase and sale of fixed income securities to institutional clients. Earnings from this investment declined $1.3 million in 2000 to $570,000, due primarily to uncertainty in the financial markets and the interest rate environment. In 1999, earnings from VSIBG were $1.9 million, a decline from $3.8 million in 1998.

     Union Planters has a $3.2 million investment in FundsXpress, Inc., a third-party Internet delivery company that developed Union Planters' Internet delivery system. In 2000, the accounting for this investment was changed from the equity method to the cost method, due to a decline in Union Planters' ownership percentage and a reduction of Union Planters' representation on their board of directors. Declines in losses from this investment had the effect of increasing noninterest income in 2000 by $3.5 million. Union Planters' portion of the loss from this investment was $4.5 million in 1999, compared to a loss of $981,000 in 2000.

NONINTEREST EXPENSE

     Noninterest expense increased 2.5% in 2000 to $1.10 billion, compared to $1.08 billion and $1.20 billion in 1999 and 1998, respectively. The components of noninterest expense are presented on the statement of earnings on page 39 and in Note 13 to the financial statements on page 58. Table 1, on page 26 presents a five-year trend of the major components of noninterest expense, including nonoperating charges.

     The following is a discussion of the noninterest expense items that management considers as nonoperating:

     - Merger-related, charter consolidation, and other expenses related to the ongoing integration of operations totaled $183.1 million in 1998. In 1999, expenses were reduced $7.2 million, due to the reversal of severance reserves established in prior periods upon substantial completion of the consolidation and conversion activities. Reference is made to Note 13 to the financial statements on page 58 for a discussion of the items included in this category of expenses.
     - In 2000, salaries and employee benefits expense included $11.5 million of charges related to the settlement of executive contractual obligations and death benefits. Salaries and employee benefits in 1998 included a charge of $11.1 million related to employee benefit plan changes.
     - Contributions of equity securities to a charitable foundation, established by Union Planters to support community causes, increased noninterest expense by $446,000 in 2000 and $7.6 million in 1998. These expenses were offset by investment securities gains of approximately the same amount.
     - Other miscellaneous nonoperating items totaled $1.1 million in 1999 and $855,000 in 1998.

     Operating noninterest expense totaled $1.09 billion in 2000, an increase of $8.5 million, or less than one percent, compared to $1.08 billion in 1999 and $992 million in 1998.

     SALARIES AND EMPLOYEE BENEFITS. These expenses represent the largest category of noninterest expense and totaled $497.0 million in 2000, a decrease of 1.1% from 1999. Salaries and employee benefits were $502.3 million in 1999 and $468.7 million in 1998. These amounts exclude the nonoperating items discussed above. At December 31, 2000, Union Planters had 12,444 full-time equivalent employees, compared to 13,156 and 12,330, respectively, at December 31, 1999 and 1998. The reduction in expenses in 2000 related to a reduction in the number of personnel, which was partially offset by an increase related to 1999 and 2000 purchase acquisitions, salary increases, and incentive compensation. The increase in 1999 related primarily to acquisitions.

     NET OCCUPANCY AND EQUIPMENT EXPENSE. Net occupancy expense was $93.1 million, an increase of 5.6% over $88.1 million for 1999. Net occupancy expense for 1998 was $76.0 million. Equipment expense was $84.7 million in 2000, an increase of 3.6% over 1999. For 1999 and 1998, equipment expense was $81.7 million and $72.7 million, respectively. The growth of these expenses has largely been driven by acquisitions.

     GOODWILL AND OTHER INTANGIBLES AMORTIZATION. In 2000, goodwill and other intangibles amortization increased $7.7 million to $64.1 million. This compares to $56.4 million in 1999 and $29.3 million in 1998. The increase is related primarily to the Florida and Indiana Branch purchases and the Republic acquisition in 1998 and 1999, which increased intangibles by $662 million.

     OTHER NONINTEREST EXPENSES. Communications expense was $37.1 million in 2000, an increase of $2.8 million compared to 1999. This expense was $34.3 million in 1999, an increase of $8.3 million compared to 1998. The increase in communications expense relates to expansion of operations and the technology to connect operations in twelve states. Merchant interchange fees, which are directly related to merchant processing (bank card income) fees, increased $7.9 million in 2000 to $26.0 million. Merchants interchange fees were $18.1 million and $13.0 million in 1999 and 1998, respectively. Stationery and supplies expense decreased $5.3 million to $26.2 million, as acquisition and conversion activity slowed. In 1999, these expenses were $31.5 million and $27.8 million in 1998. Other personnel expense decreased $5.2 million in 2000 to $13.9 million, as compared to $19.1 million and $15.6 million in 1999 and 1998, respectively.

EFFICIENCY

     Productivity in the banking industry is commonly measured by the operating efficiency ratio, which measures the amount of expense dollars utilized to generate a dollar of revenue. Union Planters calculates this ratio by dividing operating noninterest expense less goodwill and other intangibles amortization by the sum of fully taxable-equivalent net interest income and operating noninterest income. For 2000, the efficiency ratio was 56.59%, compared to 57.35% for 1999. In order to improve Union Planters' efficiency ratio in 2001, the organization must grow top line revenue while controlling the growth of noninterest expense. Management is committed to achieving these two goals.

INCOME TAXES

     Income taxes consist of provisions for federal and state income taxes totaling $201.3 million in 2000, or an effective tax rate of 32.97%. This compares to applicable income taxes of $208.8 million in 1999 and $146.3 million in 1998, or effective tax rates of 33.75% and 39.34%, respectively. The variances from federal statutory rates (35% for all three years) are attributable to the level of tax-exempt income from investment securities and loans, nondeductible merger-related expenses, and the effect of state income taxes. The decrease in the effective tax rate in 2000, as compared to 1999, was attributable to a reduction of state income taxes and receipt of nontaxable insurance proceeds. In 1999, the effective tax rate decreased compared to 1998 due to the level of taxable income, changes in the mix of taxable and nontaxable revenues, and a decrease in nondeductible merger-related and other expenses. For additional information regarding Union Planters' effective tax rates for all periods, see Note 15 to the financial statements on page 61.

     Union Planters and certain of its subsidiaries are currently under routine examination by the IRS. While the ultimate results of these examinations cannot be predicted with certainty, the examinations are not expected to have a material adverse effect on Union Planters' results of operations, financial condition, or liquidity.

     At December 31, 2000, Union Planters had a net deferred tax asset of $124.5 million, which is included in other assets. This compares to $254.7 million at December 31, 1999. The decrease is attributable primarily to the change in the net deferred tax asset related to the unrealized gain or loss on available for sale investment securities. Reference is made to the Investment Securities discussion below. Management believes that the deferred tax asset will be fully realized and, therefore, no valuation allowance has been provided.

                          FINANCIAL CONDITION ANALYSIS

     At December 31, 2000, Union Planters reported total assets of $34.7 billion, an increase of 4.3% from $33.3 billion at December 31, 1999. Average total assets for 2000 were $33.9 billion, compared to $32.9 billion for 1999. The growth in total assets in 2000 relates primarily to strong loan growth.

EARNING ASSETS

     Earning assets are composed of loans, investment securities, trading account assets, federal funds sold, securities purchased under resale agreements, and interest-bearing deposits at financial institutions. The net interest income from these assets accounted for 69% of Union Planters' revenue stream in 2000 compared to 71% in 1999. At December 31, 2000, earning assets totaled $31.6 billion compared to $29.8 billion at year-end 1999. Average earning assets were $30.8 billion in 2000 compared to $29.7 billion in 1999. Loan growth and a full year's impact of the 1999 purchase acquisitions and branch purchase were the primary drivers of the growth of average earning assets.

INVESTMENT SECURITIES

     As part of its asset/liability management strategy, Union Planters classifies all of its investment securities as available for sale securities, which are carried on the balance sheet at fair value. This strategy gives management flexibility to actively manage the investment portfolio as market conditions and funding requirements change. The investment securities portfolio was $6.8 billion at December 31, 2000, compared to $7.5 billion at December 31, 1999. Average investment securities were $7.3 billion and $8.1 billion, respectively, for these periods. The investment portfolio continued to decline between 1999 and 2000, which is consistent with management's strategy of reducing the mix of investment securities to total earning assets.

     At December 31, 2000, the investment portfolio had a net unrealized loss of $5.8 million, which compares to a net unrealized loss of $212.6 million at year-end 1999. The decrease in the unrealized loss resulted from decreasing market interest rates in the fourth quarter of 2000. Management does not expect any losses to result from the unrealized loss in the portfolio, as maturities of securities and other funding sources should meet Union Planters' liquidity needs. Any losses taken will result from strategic or discretionary decisions to adjust the investment portfolio. Reference is made to Note 4 to the financial statements on page 46, which provides the composition of the investment portfolio for the last two years, along with a breakdown of the maturities and weighted average yields of the portfolio at December 31, 2000.

     U.S. Treasury and U.S. Government agency obligations represented 53.7% of the investment securities portfolio at December 31, 2000, 74.6% of which are Collateralized Mortgage Obligation (CMO) and mortgage-backed security issues. At December 31, 1999, 56.0% of the investment portfolio was U.S. Treasury and U.S. Government agency obligations, of which 71.6% were CMOs and mortgage-backed securities. Union Planters has some credit risk in the investment securities portfolio, however, management does not consider that risk to be significant and does not believe that cash flows will be significantly impacted. Reference is made to the Net Interest Income and Market Risk and Asset/Liability Management discussions on pages 12 and 23, respectively, for information regarding the market risk in the investment securities portfolio.

     The limited credit risk in the investment securities portfolio at December 31, 2000 consisted of 24.6% of investment grade CMOs, 17.9% municipal obligations, and 3.8% other stocks and securities (primarily equity securities and Federal Reserve Bank and Federal Home Loan Bank stock).

LOANS

     Loans are the largest classification within earning assets of Union Planters and represent 75% of average earning assets in 2000, an increase from 71% for 1999. Loans at December 31, 2000 totaled $24.0 billion, compared to $21.4 billion at year-end 1999. Average loans were $23.2 billion in 2000, an increase of $2.1 billion, or 9.8%, from $21.1 billion in 1999. Excluding FHA/VA loans, average loans increased 11.4% in 2000 to $22.9 billion. Table 7 on page 30 presents a five-year summary of the composition of the loan portfolio.

     The securitization and sale of loans totaling $776 million impacted 2000 loan volumes. Additionally, in the fourth quarter of 1998 and first quarter of 1999, loan volumes were reduced by the sale of Union Planters' credit card portfolio, $440 million and $20 million of loans, respectively. Union Planters also securitized and sold $380 million of previously defaulted FHA and VA loans in 1998. In March 1999, a similar transaction occurred involving $132 million of FHA/VA loans. Similar securitizations and sales of FHA/VA loans may occur in the future, depending on market conditions and the level of qualifying FHA/VA loans. A sale of ARM loans occurred in June 1999 involving $296 million of adjustable-rate mortgage loans.

     The various categories of loans are subject to varying levels of risk. Management mitigates this risk through geographic diversification of the portfolio. Union Planters' loan portfolio is spread over the twelve states in which it has banking locations and other geographic areas serviced by these locations. Reference is made to the table at the beginning of this discussion, which presents the percentage of Union Planters' loans by state for the banking operations. The largest category of loans is single family residential loans, comprising 26% of the loan portfolio, which historically have low loan loss experience. Union Planters has a limited amount of foreign exposure which comprises 2% of the loan portfolio. The foreign loans are primarily U.S. dollar trade finance loans to correspondent banks in Central and South America. There are no significant loans to foreign governments.

     Union Planters' loan portfolio is also diversified by the relative size of loans in the portfolio. Of the top 55 loan relationships in the portfolio, the largest outstanding was $45 million. The top 55 relationships totaled $1.1 billion, or an average of $20 million. Union Planters has an overall internal limit for loan relationships of $50 million, subject to exception on a case-by-case basis. Lower sublimits have also been established for various risk classifications.

     SINGLE FAMILY RESIDENTIAL LOANS. Single family residential loans totaled $6.3 billion at December 31, 2000, compared to $5.6 billion at December 31, 1999. These loans represented 26% of the loan portfolio for both periods and were the primary driver of loan growth in 2000. With a slowing economy and interest rates beginning to decrease, management expects continued growth in this sector of the loan portfolio.

     COMMERCIAL LOANS. Commercial, financial, and agricultural loans, including foreign loans and direct lease financing, totaled $6.0 billion, or 25% of the portfolio, at December 31, 2000. This represents a 14% increase over December 31, 1999, which was $5.3 billion. Most of the loans in this category are to small- and middle-market customers.

     OTHER MORTGAGE LOANS. This segment of the portfolio totaled $5.2 billion, or 22% of the loan portfolio at December 31, 2000. This compares to $4.6 billion at December 31, 1999, or 21% of the loan portfolio. At December 31, 2000, loans for nonfarm nonresidential properties (commercial real estate) totaled $4.1 billion, or 77% of this category, which compares to $3.6 billion, or 79% at year-end 1999. Loans secured by multifamily residential properties and loans secured by farmland comprised 15% and 8%, respectively, of this category of the portfolio at December 31, 2000, which compares to 13% and 8%, respectively, at year-end 1999.

     REAL ESTATE CONSTRUCTION LOANS. These loans totaled $2.0 billion at December 31, 2000, or 8% of the loan portfolio, which compares to $1.6 billion at December 31, 1999, or 7% of the loan portfolio. At year-end 2000, 31% of these loans were single family construction loans, 43% were commercial construction loans, and 26% were land development loans. These percentages were 32%, 36%, and 32%, respectively, at year-end 1999.

     FHA/VA GOVERNMENT-INSURED/GUARANTEED LOANS (FHA/VA LOANS). The FHA/VA loans (single family residential loans) declined $236 million in 2000 to $284 million at December 31, 2000, or 1% of the loan portfolio. The decrease relates partially to the securitization and sale of $127 million of previously defaulted FHA/VA loans in 2000. The number of past due loans at above current market rates in the servicing portfolio has significantly declined, which has reduced the opportunities to increase interest income from the purchase of these loans.

     As a loan servicer, Union Planters is obligated to pass through to the holders of a GNMA mortgage-backed security the coupon rate, whether or not the interest due on the underlying loans has been collected from the borrower. When an FHA/VA government-insured/guaranteed single-family loan which carries an above-market rate of interest has been in default for more than 90 days, it is Union Planters' policy to buy the delinquent FHA/VA loan out of the GNMA pools serviced by Union Planters. This action eliminates Union Planters' obligation to pay the coupon rate. Union Planters thereby earns the net interest-rate differential between the coupon rate, which it would otherwise be obligated to pay to the GNMA holder, and Union Planters' lower cost of funds. In prior years, management has purchased additional delinquent FHA/VA government-insured/guaranteed loans from other GNMA servicers to leverage the operating costs of this activity.

     Union Planters, by purchasing the delinquent FHA/VA loans, also assumes the interest-rate risk associated with funding a loan if timely foreclosure should not occur. Risk also exists, under certain circumstances, that the FHA or VA might reject claims or the claim might otherwise not be fully collectable. FHA/VA claims receivables totaled $84.0 million at December 31, 2000, compared to $108.6 million at December 31, 1999.

     Provisions for losses related to the FHA/VA claims are provided through noninterest expense and the corresponding liability is carried in other liabilities. Provisions for losses on FHA/VA foreclosure claims totaled $75,000, $1.2 million, and $4.7 million, respectively, in 2000, 1999, and 1998. At December 31, 2000, Union Planters had a reserve for FHA/VA claims losses of $11.2 million, compared to $28.0 million at December 31, 1999.

     CONSUMER LOANS. This segment of the loan portfolio totaled $2.8 billion at December 31, 2000, or 11% of the portfolio. This compares to consumer loans of $2.8 billion, or 13% of the loan portfolio, at year-end 1999. Automobile loans comprise 61% of these loans, with the balance being loans to individual consumers for a variety of uses.

     HOME EQUITY LOANS. These loans totaled $686 million at December 31, 2000, an increase of 17.3% compared to $585 million at December 31, 1999. These loans are revolving, open-ended single-family residential loans that consumers use for various purposes.

     ACCOUNTS RECEIVABLE -- FACTORING. This category of the loan portfolio totaled $678 million at December 31, 2000, an increase of $123 million from the December 31, 1999 total of $555 million. Capital Factors, a separate subsidiary of Union Planters Bank, provides factoring and other specialized commercial financial services to small-and medium-size companies. Capital Factors purchases accounts receivable from its clients pursuant to factoring agreements. Its clients include manufacturers, importers, wholesalers and distributors in the apparel and textile-related industries and, to a lesser extent, in consumer goods-related industries. Also included in this category are asset-based loans, which are collateralized primarily by receivables owned by the borrowers.

     LOAN OUTLOOK. Management expects continued loan growth in 2001, as the markets served by Union Planters generally have a good economic outlook. Loan growth continues to be an area of emphasis in 2001 for Union Planters.

ALLOWANCE FOR LOSSES ON LOANS

     The allowance for losses on loans (the allowance) at December 31, 2000 was $335.5 million, or 1.42% of loans, compared to $342.3 million, or 1.64% of loans, at December 31, 1999. In calculating the allowance to loans ratio, FHA/VA loans have been excluded (see the FHA/VA Government-Insured/Guaranteed Loans discussion above). The allowance is increased by the provision for losses on loans and recoveries and is decreased by charged-off loans. The allowance decreased $2.0 million in 2000 due to loan sales, and increased $43.1 million in 1999 due to acquisitions accounted for as purchases.

     Management's policy is to maintain the allowance at a level deemed sufficient to absorb estimated losses in the loan portfolio at the balance sheet date. The allowance is reviewed quarterly in accordance with the methodology described in Note 1 to the financial statements on page 43. This methodology includes assigning loss factors to loans with similar characteristics for which estimates of inherent probable loss can be assessed. The loss factors are based on historical experience as adjusted for current business and economic conditions, and are applied to the respective portfolios to assist in determination of the overall adequacy of the allowance.

     A periodic review of selected loans (based on size) is conducted to identify loans with heightened risks or inherent losses. The primary responsibility for this review rests with the management who have been assigned accountability for the credit relationship. This review is supplemented with periodic reviews by Union Planters' credit review function and regulatory agencies. These reviews provide information which assists in the timely identification of problems and potential problems and provides a basis for deciding whether the credit represents a probable loss or risk which should be recognized.

     Tables 8 and 10 on pages 31 and 32 provide detailed information regarding the allowance for each of the five years in the period ended December 31, 2000.

     Net charge-offs decreased $14.4 million in 2000 to $81.9 million, which compares to $96.3 million in 1999 and $186.3 million in 1998. As a percentage of average loans, net charge-offs were .36% in 2000 compared to .47% and .95% in 1999 and 1998, respectively.

     The decrease in net charge-offs in 2000 related primarily to a $12.1 million decrease in commercial real estate loan charge-offs. The $90.0 million decrease in net charge-offs between 1999 and 1998 related primarily to lower charge-offs by institutions Union Planters acquired in 1998 and 1997 and the credit card portfolio sale. Union Planters' policies for charging off loans and dealing with problem loans was generally more aggressive than the practice of the acquired entities. Approximately 53% of the charge-offs in 1998 related to acquired institutions. Credit card net charge-offs also decreased $44.7 million in 1999 compared to 1998 due to the sale of the credit card portfolio in 1998.

NONPERFORMING ASSETS

     LOANS OTHER THAN FHA/VA LOANS. Nonperforming assets consist of nonaccrual loans, restructured loans, and foreclosed properties less specific valuation allowances. Table 9 on page 31 presents nonperforming assets in two categories, FHA/VA loans and all other loans. For this discussion and for the credit quality information presented in this annual report, FHA/VA loans are excluded from the calculations because of their minimal exposure to principal loss.

     Nonperforming loans (nonaccrual loans and restructured loans) increased $5.2 million in 2000 to $134.8 million, or .57% of loans, at December 31, 2000. This compares to $129.6 million, or .62% of loans, at December 31, 1999.

     In 1999, Union Planters changed its policy related to placing single family residential mortgage loans on nonaccrual status to conform to industry practice. Previously, single family residential mortgage loans were automatically placed on nonaccrual status after they became past due 90 days or more. Prospectively, these loans are placed on nonaccrual status unless the loan is both well secured and in the process of collection. The impact of this change was to reduce single family residential mortgage loans on nonaccrual status $50 million, with loans past due 90 days or more and still accruing interest increasing by a corresponding amount.

     Union Planters' nonaccrual loans are primarily smaller, well-secured loans. At December 31, 2000, there were three nonaccrual loan relationships over $3 million, the largest of which totaled $7.5 million. This compares to five loan relationships greater than $3 million in this category at December 31, 1999, the largest of which was $6.9 million. The average loan size of the nonaccrual loans at December 31, 2000 was $75,000.

     Loans past due 90 days or more and still accruing interest, which are not included in nonperforming assets, were $96.7 million at December 31, 2000, or
 .41% of loans. This compares to $92.8 million, or .44% of loans at December 31, 1999.

     A breakdown of nonaccrual loans and loans past due 90 days or more and still accruing interest, both excluding FHA/VA loans, follows:

                                                                               LOANS PAST DUE
                                               NONACCRUAL LOANS                90 DAYS OR MORE
                                        ------------------------------   ---------------------------
                                                 DECEMBER 31,                   DECEMBER 31,
                                        ------------------------------   ---------------------------
              LOAN TYPE                   2000       1999       1998      2000      1999      1998
--------------------------------------  --------   --------   --------   -------   -------   -------
                                                           (DOLLARS IN THOUSANDS)
Secured by single family
  residential.........................  $ 33,542   $ 20,031   $ 73,433   $69,401   $64,515   $12,991
Secured by nonfarm nonresidential.....    28,803     33,818     25,242     3,832     3,975     8,193
Other real estate.....................    18,486     23,453     17,616     5,403     3,480     5,387
Commercial, financial, and
  agricultural, including foreign
  loans and direct lease financing....    50,727     47,551     26,831    12,666    15,130    15,041
Credit card and related plans.........        --          3         58        --        67     2,044
Other consumer........................     1,711      2,910      7,198     5,360     5,667     4,970
                                        --------   --------   --------   -------   -------   -------
          Total.......................  $133,269   $127,766   $150,378   $96,662   $92,834   $48,626
                                        ========   ========   ========   =======   =======   =======

     FHA/VA LOANS. As discussed in the Loans section of this report, FHA/VA loans do not, in management's opinion, have traditional credit risk similar to the rest of the loan portfolio. Risk of principal loss is considered minimal due to the government guarantee. FHA/VA loans past due 90 days or more and still accruing interest totaled $121.3 million at December 31, 2000 compared to $240.8 million at December 31, 1999. The decrease in the loans past due relates to the decline in the volume of these loans. At December 31, 2000 and 1999, $3.6 million and $6.6 million, respectively, of FHA/VA loans were placed on nonaccrual status by management because the contractual payment of interest by FHA/VA had stopped due to missed filing dates; however, no loss of principal is expected from these loans.

     POTENTIAL PROBLEM ASSETS. Potential problem assets consist of assets which are generally secured and are not currently considered nonperforming. They include those assets where information about possible credit problems has raised serious doubts as to the ability of the borrowers to comply with present repayment terms. Historically, such assets have been loans, which have ultimately become nonperforming. At December 31, 2000, Union Planters had potential problem assets (all loans) aggregating $44.1 million, comprised of eleven loans, the largest of which was $23.9 million. This compares to potential problem assets (all loans) at December 31, 1999 aggregating $48.1 million, comprised of twelve loans, the largest of which was $12.7 million.

OTHER EARNING ASSETS

     Other earning assets include interest-bearing deposits at financial institutions, federal funds sold, securities purchased under agreements to resell, and trading account assets. These assets averaged $328 million, or 1% of average earning assets, in 2000 with an average yield of 7.32%. This compares to $397 million in 1999 with a 5.73% average yield and $587 million in 1998 with an average yield of 5.93%. Trading account assets, the largest category, are comprised of government-guaranteed SBA pools and the government-guaranteed portion of SBA loans. Management considers these assets to have minimal interest-rate and credit risk. Trading account assets fluctuate depending on market conditions and demand. The other categories fluctuate depending on funding needs and investment opportunities.

DEPOSITS

     Union Planters' deposit base is its primary source of liquidity and consists of deposits from the communities served in Union Planters' twelve-state market area. The mix of deposits has remained relatively constant as shown in the table below. Tables 4 and 6 on pages 28 and 30, respectively, present the components of Union Planters' average deposits. Note 8 to the consolidated financial statements on page 51 presents the maturities of interest-bearing deposits at December 31, 2000.

     The composition of average deposits over the last three years was as follows:

      TYPE OF DEPOSIT        2000   1999   1998
---------------------------  ----   ----   ----
Noninterest-bearing
  deposits.................   17%    17%    15%
Interest-bearing
  checking.................   14     14     10
Money market deposits......   17     16     11
Savings deposits...........    6      6     12
Other time deposits........   36     38     40
Certificates of deposit of
  $100,000 and over........   10      9     12

     Deposits were $23.1 billion at December 31, 2000 and averaged $23.2 billion for the year. This compares to period-end deposits of $23.4 billion and average deposits of $25.0 billion in 1999. Deposits have declined over the past two years due to several factors, including time deposits that matured and were not renewed (including higher priced deposits of acquired entities), not competing as aggressively for public fund deposits (which require pledging of investment securities), the competitive market in general, and increased competition from other investment sources (annuities, mutual funds, broker money market accounts, etc.), including Union Planters' sale of nontraditional products. At December 31, 2000, Union Planters had brokered deposits totaling

$477.5 million compared to $4.2 million at December 31, 1999. These deposits were increased to provide an additional liquidity source for the Company.

OTHER SOURCES OF FUNDS

     Short-term borrowings averaged $5.9 billion in 2000, compared to $2.9 billion in 1999. The increase in short-term borrowings was in response to the decrease in deposits and to fund balance sheet growth. Average long-term debt increased slightly in 2000 to $1.3 billion. Note 9 to the financial statements on page 51 provides additional information regarding Union Planters' borrowings.

     Subsequent to December 31, 2000, Union Planters completed a $500 million subordinated notes offering. The notes bear interest at the rate of 7.75% and mature in March 2011. The notes are unsecured obligations of Union Planters and qualify as Tier 2 capital for regulatory capital. The proceeds from the offering will be used for general corporate purposes.

CAPITAL AND DIVIDENDS

     Union Planters' shareholders' equity increased by $143.9 million in 2000 to $2.9 billion at December 31, 2000. At period end, the shareholders' equity to total assets ratio was 8.41%. Shareholders' equity at December 31, 1999 was $2.8 billion, or 8.34% of total assets.

     The increase in shareholders' equity is attributable to retained net earnings (net earnings less common and preferred dividends paid) of $136.6 million, the net change in the unrealized loss on available for sale securities, which increased shareholders' equity $130.4 million due to a reduction in the net unrealized loss to $3.8 million at December 31, 2000, and to stock issued in connection with employee benefit and dividend reinvestment plans, which increased shareholders' equity $19.2 million. These items were partially offset by shares purchased under Union Planters' share purchase plan, which reduced shareholders' equity $142.3 million.

     The Union Planters' Board of Directors authorized a share purchase plan in August 1999 of up to 5% of Union Planters' common stock or approximately 7.1 million shares. As of February 16, 2000, the 7.1 million shares had been purchased. On February 17, 2000, the Board of Directors authorized the purchase from time to time of up to an additional 7.1 million shares. Through December 31, 2000, 1.6 million shares had been purchased. Management has also announced its intent to repurchase Union Planters common shares equal to the shares issued in the Jefferson Bancorp, Inc. acquisition (see Note 21 to the financial statements on page 67).

     Union Planters has consistently maintained regulatory capital ratios above the "well capitalized" standard. Table 13 on page 34, the statement of changes in shareholders' equity on page 40, and Note 12 to the financial statements on page 56 present further information regarding Union Planters' capital adequacy and changes in shareholders' equity.

     Union Planters and its subsidiaries must comply with the capital guidelines established by the regulatory agencies that supervise their operations. These agencies have adopted a system to monitor the capital adequacy of all insured financial institutions. The system includes ratios based on the risk-weighting of on- and off-balance-sheet transactions. At December 31, 2000, Union Planters' Tier 1 and Total risk-weighted capital ratios were 8.63% and 11.47%, respectively. The leverage ratio (Tier 1 capital divided by unweighted average quarterly total assets) was 6.53%. These ratios decreased from December 31, 1999, due to a $2.7 billion increase in risk-weighted assets, primarily loan growth. The capital ratios were also impacted by the buy-back of common shares and intangibles resulting from the 2000 acquisition.

     Union Planters declared cash dividends on its common stock of $2.00 per share in both 2000 and 1999. In January 2001, a regular quarterly dividend of $.50 per share ($2.00 per share annualized) was declared. Union Planters also declared and paid cash dividends of $2.00 per share on its 8% Series E Convertible Preferred Stock in both 2000 and 1999. Management's goal is to maintain the common dividend payout ratio at current levels.

     The primary sources for payment of dividends by Union Planters to its shareholders and the share purchase plan are dividends received from its lead bank, UPB, dividends from other subsidiaries, interest on loans to subsidiaries, and interest on its available for sale investment securities. Payment of dividends by UPB and other banking subsidiaries are subject to various statutory limitations that are described in Note 12 to the financial statements on page
56. Reference is made to the "Liquidity" discussion on page 24 for additional information regarding the parent company's liquidity.

MARKET RISK AND ASSET/LIABILITY MANAGEMENT

     Union Planters' assets and liabilities are principally financial in nature, and the resulting earnings, primarily net interest income, are subject to changes as a result of fluctuations in market interest rates and the mix of the various assets and liabilities. Interest rates in the financial markets affect decisions on pricing assets and liabilities, thereby impacting net interest income, which represents 69% of Union Planters' revenues. As a result, a substantial part of Union Planters' risk-management activities are devoted to managing interest-rate risk. Currently, Union Planters does not have any significant risks related to foreign exchange, commodities or equity risk exposures.

     INTEREST-RATE RISK. One of the most important aspects of management's efforts to sustain long-term profitability for Union Planters is the management of interest-rate risk. Management's goal is to maximize net interest income within acceptable levels of interest-rate risk and liquidity.

To achieve this goal, a proper balance must be maintained between assets and liabilities with respect to size, maturity, repricing date, rate of return, and degree of risk. Reference is made to the Investment Securities, Loans, and Other Earning Assets discussions for additional information regarding the risks related to these items.

     Union Planters has used off-balance-sheet financial instruments on a limited basis, to manage interest-rate risk. At December 31, 2000 and 1999, Union Planters had a limited number of such instruments, primarily those used in its mortgage operations to hedge loans held for resale and future loan originations.

     Union Planters' Asset/Liability Management Committee (the ALCO Committee) oversees the conduct of asset/liability and interest-rate risk management. The ALCO Committee meets monthly and reviews the outlook for the economy and interest rates, Union Planters' balance sheet structure, and yields on earning assets and rates on interest-bearing liabilities. Union Planters uses two methods, interest-rate sensitivity analysis and simulation analysis, to measure interest-rate risk.

     Interest-rate sensitivity analysis (GAP analysis) is used to monitor the amounts and timing of balances exposed to changes in interest rates, as shown in Table 11 on page 33. The analysis is made at a point in time and could change significantly on a daily basis. At December 31, 2000, the GAP position was 13% of total assets, with $4.6 billion more liabilities repricing than assets. This position compared to 15% of total assets with $4.9 billion more liabilities repricing than assets at December 31, 1999.

     At the one year GAP position, $4.0 billion of the liabilities are scheduled money market, savings and interest-bearing checking deposits whose rates are administered by management. Total money market and savings deposits of $8.3 billion that have no contractual maturity are scheduled according to management's best estimate of their repricing in response to changes in interest rates. Even with conservative estimates of their rate sensitivity, the resulting impact on earnings at risk in simulation analysis produces results which bring interest-rate risk into an acceptable range and one not implied by GAP analysis alone. These are forward-looking statements and actual results could differ because of several factors, including those in the Cautionary Statement Regarding Forward-Looking Information section of this discussion.

     Interest-rate risk is evaluated by conducting balance sheet simulations to project net interest income for twelve months forward under different interest-rate scenarios. Each of these scenarios is compared with a base case scenario wherein current market rates and current period balances are held constant for the simulation period.

     The scenarios include immediate "shocks" to current rates of 200 basis points up and down and a "most likely" scenario in which current rates are moved according to economic forecasts and management's expectations of changes in administered rates.

     The results of these simulations are compared to policy guidelines approved by the ALCO Committee, which limit the change in net interest income to 20% of net operating earnings (net earnings before nonoperating items, net of income taxes) when compared with the base case (flat) scenario.

     At December 31, 2000, the 200 basis point immediate rise in interest rates produced a 15.4% ($63 million after-tax) decrease in net operating earnings, which compared to 16.5% ($65 million after-tax) decrease at December 31, 1999. The 200 basis point immediate fall in interest rates produced a 7.6% ($31 million after-tax) increase in net operating earnings versus a 12.5% ($49 million after-tax) increase at December 31, 1999. The "most likely" scenario (Federal Funds rate decreasing 100 basis points over the first six months of 2001 and then remaining flat over the remainder of 2001) at December 31, 2000 produced a 2.6% ($11 million after-tax) increase in net operating earnings. At December 31, 1999 the "most likely" scenario (Federal Funds rate increasing 50 basis points over the first six months of 2000) produced a 4.9% ($19 million after-tax) increase. These are forward-looking statements and actual results could differ because of several factors, including those in the Cautionary Statement Regarding Forward-Looking Information section on page 10 and those discussed below.

     The key assumptions used in simulation analysis include the following: (i) prepayment rates on mortgage-related assets; (ii) cash flows and repricings of all financial instruments; (iii) changes in volumes and pricing; (iv) future shapes of the yield curve; (v) money market spread; (vi) credit spread; (vii) deposit sensitivity; and (viii) management's financial capital plan. The assumptions are inherently uncertain and, as a result, the simulation cannot precisely estimate net interest income nor predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest-rate changes; the difference between actual experience and the characteristics assumed; and changes in market conditions and management strategies.

     LIQUIDITY. Liquidity for Union Planters is its ability to meet cash requirements for deposit withdrawals, to make new loans and satisfy loan commitments, to take advantage of attractive investment opportunities, and to repay borrowings when they mature. As discussed previously, Union Planters' primary sources of liquidity are its deposit base, available for sale securities, and money-market investments. Liquidity is also achieved through short-term borrowings, borrowing under available lines of credit, and issuance of securities and debt instruments in the financial markets. Note 9 to the financial statements on page 51 presents information regarding the various types of borrowings Union Planters uses to provide liquidity.

     Parent company liquidity is achieved and maintained by dividends received from subsidiaries, interest on advances to subsidiaries, and interest on the available for sale investment securities portfolio. At December 31, 2000, the parent company had cash and cash equivalents totaling $154.6 million, which compares to $264.3 million at December 31, 1999. Net working capital (total assets maturing within one year less similar liabilities) was $162.8 million compared to $296.5 million at December 31, 1999. The decline in liquidity at the parent company resulted from the purchases of the Company's common stock.

     At January 1, 2001, the parent company could have received dividends from subsidiaries of $103 million without prior regulatory approval. The payment of dividends by Union Planters' subsidiaries will be dependent on their future earnings and capital and liquidity considerations. Management believes that the parent company has adequate liquidity to meet its cash needs, including the payment of its regular dividends and servicing of its debt.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The disclosures regarding the fair value of financial instruments are included in Note 19 to the financial statements on page 66 along with a summary of the methods and assumptions used by management in determining fair value. The differences between the fair values and book values were primarily caused by differences between contractual and market interest rates at the respective years-end. Fluctuations in the fair values will occur from period to period, due to changes in the composition of the balance sheet and changes in market interest rates.

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

     Management believes the most significant protection from the impact of inflation on financial results is Union Planters' ability to react to changes in interest rates. As discussed previously, management is attempting to maximize net interest income within acceptable levels of interest-rate risk and liquidity.

FOURTH QUARTER RESULTS

     Cash operating earnings for the fourth quarter of 2000 were $116.6 million, or $.86 per diluted share, an increase of 14.7% over the $.75 per diluted share for the same period in 1999. Net earnings for the fourth quarter of 2000 were $103.5 million, or $.76 per diluted share, an increase of 10.1% compared to $.69 per diluted share for the same period in 1999.

     Fully taxable-equivalent net interest income for the fourth quarter of 2000 was $309.8 million, down 6.2% from the fourth quarter of 1999. The decline in net interest income is attributable to the Company being liability-sensitive in a rising interest rate environment. Reference is made to the Net Interest Income discussion on page 12.

     The provision for losses on loans for the fourth quarter of 2000 was $20.1 million, or .34% of average loans, compared to $19.7 million, or .37% of average loans for the fourth quarter of 1999. Net charge-offs as a percentage of average loans were .42% for the quarter compared to .68% for the fourth quarter of 1999.

     Operating noninterest income for the fourth quarter of 2000 was $144.6 million, an increase of $22.2 million, or 18.1% from the fourth quarter of 1999. The increase related to a $7.8 million increase in mortgage banking revenues, a $6.3 million increase in net SOI revenues (see discussion on page 16), a $2.2 million increase resulting from a reduction in losses attributable to Union Planters' investment in FundsXpress, and a $2.0 million increase in bank card income (merchant servicing). Nonoperating income of $1.4 million for the fourth quarter of 2000 related to a gain on sale of asset-based loans and investment securities gains. There was no significant nonoperating income in the fourth quarter of 1999.

     Operating noninterest expenses for the fourth quarter of 2000 were $275.7 million, down $8.5 million, or 3.0% from the fourth quarter of 1999. The decrease related primarily to a decrease in salaries and employee benefits. The operating efficiency ratio for the fourth quarter of 2000 was 57.10% compared to 59.21% for the fourth quarter of 1999.

                   TABLE 1.  SUMMARY OF CONSOLIDATED RESULTS

                                                               YEARS ENDED DECEMBER 31,
                                            --------------------------------------------------------------
                                               2000         1999         1998         1997         1996
                                            ----------   ----------   ----------   ----------   ----------
                                                                (DOLLARS IN THOUSANDS)
Interest income...........................  $2,527,654   $2,297,932   $2,314,381   $2,264,485   $2,126,230
Interest expense..........................   1,296,538    1,041,401    1,107,148    1,064,586    1,011,241
                                            ----------   ----------   ----------   ----------   ----------
         NET INTEREST INCOME..............   1,231,116    1,256,531    1,207,233    1,199,899    1,114,989
PROVISION FOR LOSSES ON LOANS.............      77,062       74,045      204,056      153,100       86,381
                                            ----------   ----------   ----------   ----------   ----------
         NET INTEREST INCOME AFTER
           PROVISION FOR LOSSES ON
           LOANS..........................   1,154,054    1,182,486    1,003,177    1,046,799    1,028,608
NONINTEREST INCOME
  Service charges on deposit accounts.....     182,035      170,052      156,445      157,256      152,942
  Mortgage banking revenues...............     103,987       96,785       89,965       80,658       72,764
  Bank card income........................      37,047       26,880       38,562       39,497       31,866
  Factoring commissions...................      31,205       29,504       30,630       30,140       26,066
  Trust service income....................      26,395       23,920       24,116       24,029       20,351
  Profits and commissions from trading
    activities............................       5,937        4,321        5,402        7,323        5,768
  Other income............................     161,145      143,010      134,199      110,670       88,808
                                            ----------   ----------   ----------   ----------   ----------
         Total noninterest income.........     547,751      494,472      479,319      449,573      398,565
                                            ----------   ----------   ----------   ----------   ----------
NONINTEREST EXPENSE
  Salaries and employee benefits..........     496,983      502,279      468,675      440,511      413,640
  Net occupancy expense...................      93,054       88,122       75,974       74,750       75,331
  Equipment expense.......................      84,668       81,720       72,718       62,736       60,531
  Goodwill and other intangibles
    amortization..........................      64,101       56,388       29,333       21,386       17,910
  Other expense...........................     352,132      353,925      344,919      333,186      297,997
                                            ----------   ----------   ----------   ----------   ----------
         Total noninterest expense........   1,090,938    1,082,434      991,619      932,569      865,409
                                            ----------   ----------   ----------   ----------   ----------
         EARNINGS BEFORE NONOPERATING
           ITEMS AND INCOME TAXES.........     610,867      594,524      490,877      563,803      561,764
NONOPERATING ITEMS
  Reversion of excess assets of a pension
    plan of an acquired entity............       4,762           --           --           --           --
  Net gain on sale of loans...............       3,744        8,376       70,100           --           --
  Gain on securitization and sale of
    loans.................................       2,764        5,317       19,605           --           --
  Investment securities gains (losses)....         381        2,128       (9,074)       4,888        4,934
  Gain on sale of corporate trust
    business..............................          --        2,417           --           --           --
  Net gain on sales of branches and other
    selected assets.......................          --           --        2,221       16,290           --
  Merger-related, charter consolidation,
    and other expenses related to ongoing
    integration of operations.............          --        7,153     (182,253)     (64,854)     (52,786)
  Contribution of securities to a
    charitable foundation.................        (446)          --       (7,609)          --           --
  Settlement of executive contractual
    obligations...........................     (11,456)          --           --           --           --
  Expenses related to employee benefit
    plan changes..........................          --           --      (11,090)          --           --
  Special regulatory assessment to
    recapitalize the SAIF.................          --           --           --           --      (30,044)
  Additional provisions for losses on
    FHA/VA foreclosure claims of acquired
    entity................................          --           --           --           --      (19,800)
  Other, net..............................          --       (1,083)        (855)      (4,278)     (18,311)
                                            ----------   ----------   ----------   ----------   ----------
         EARNINGS BEFORE INCOME TAXES.....     610,616      618,832      371,922      515,849      445,757
  Income taxes............................     201,306      208,834      146,316      176,014      153,055
                                            ----------   ----------   ----------   ----------   ----------
         NET EARNINGS.....................  $  409,310   $  409,998   $  225,606   $  339,835   $  292,702
                                            ==========   ==========   ==========   ==========   ==========
NET EARNINGS..............................  $  409,310   $  409,998   $  225,606   $  339,835   $  292,702
Nonoperating items, net of taxes..........      (1,591)     (14,852)     101,487       32,241       76,189
                                            ----------   ----------   ----------   ----------   ----------
NET OPERATING EARNINGS....................     407,719      395,146      327,093      372,076      368,891
Goodwill and other intangibles
  amortization, net of taxes..............      53,838       47,582       27,289       20,400       16,924
                                            ----------   ----------   ----------   ----------   ----------
CASH OPERATING EARNINGS...................  $  461,557   $  442,728   $  354,382   $  392,476   $  385,815
                                            ==========   ==========   ==========   ==========   ==========
PER COMMON SHARE DATA
  Diluted earnings per share..............  $     3.00   $     2.85   $     1.58   $     2.47   $     2.21
  Diluted operating earnings per share....        2.98         2.74         2.29         2.71         2.78
  Diluted cash operating earnings per
    share.................................        3.38         3.08         2.49         2.85         2.91

              TABLE 2.  CONTRIBUTION TO DILUTED EARNINGS PER SHARE

                                                                       YEARS ENDED DECEMBER 31,
                                                         ----------------------------------------------------
                                                           2000       1999       1998       1997       1996
                                                         --------   --------   --------   --------   --------
Net interest income -- FTE.............................  $   9.27   $   8.99   $   8.72   $   8.89   $   8.58
Provision for losses on loans..........................      (.56)      (.51)     (1.43)     (1.11)      (.65)
                                                         --------   --------   --------   --------   --------
         NET INTEREST INCOME AFTER PROVISION FOR LOSSES
           ON LOANS -- FTE.............................      8.71       8.48       7.29       7.78       7.93
NONINTEREST INCOME
  Service charges on deposit accounts..................      1.33       1.18       1.10       1.14       1.15
  Mortgage banking revenues............................       .76        .67        .63        .58        .55
  Bank card income.....................................       .27        .19        .27        .29        .24
  Factoring commissions................................       .23        .20        .21        .22        .20
  Trust service income.................................       .19        .17        .17        .17        .16
  Profits and commissions from trading activities......       .04        .03        .04        .05        .04
  Investment securities gains (losses).................       .00        .01       (.06)       .04        .04
  Other income.........................................      1.27       1.11       1.63        .93        .66
                                                         --------   --------   --------   --------   --------
         Total noninterest income......................      4.09       3.56       3.99       3.42       3.04
                                                         --------   --------   --------   --------   --------
NONINTEREST EXPENSE
  Salaries and employee benefits.......................      3.72       3.49       3.36       3.19       3.10
  Net occupancy expense................................       .68        .61        .53        .54        .56
  Equipment expense....................................       .62        .57        .51        .45        .45
  Goodwill and other intangibles amortization..........       .47        .39        .21        .15        .13
  Other expense........................................      2.58       2.42       3.80       2.92       3.15
                                                         --------   --------   --------   --------   --------
         Total noninterest expense.....................      8.07       7.48       8.41       7.25       7.39
                                                         --------   --------   --------   --------   --------
         EARNINGS BEFORE INCOME TAXES-FTE..............      4.73       4.56       2.87       3.95       3.58
Income taxes -- FTE....................................      1.73       1.71       1.29       1.48       1.37
                                                         --------   --------   --------   --------   --------
         NET EARNINGS..................................      3.00       2.85       1.58       2.47       2.21
Less preferred stock dividends.........................        --         --         --         --         --
                                                         --------   --------   --------   --------   --------
         DILUTED EARNINGS PER SHARE....................  $   3.00   $   2.85   $   1.58   $   2.47   $   2.21
                                                         ========   ========   ========   ========   ========
Change in net earnings applicable to diluted earnings
  per share using previous year average shares
  outstanding..........................................  $   (.01)  $   1.29   $   (.84)  $    .35   $   (.14)
Change in average shares outstanding...................       .16       (.02)      (.05)      (.09)      (.12)
                                                         --------   --------   --------   --------   --------
    Change in net earnings.............................  $    .15   $   1.27   $   (.89)  $    .26   $   (.26)
                                                         ========   ========   ========   ========   ========
Average diluted shares (in thousands)..................   136,656    143,983    142,693    138,220    133,452
                                                         ========   ========   ========   ========   ========

---------------

FTE -- Fully taxable-equivalent

                 TABLE 3.  BALANCE SHEET IMPACT OF ACQUISITIONS

                                                                       1999
                                                ---------------------------------------------------
                                       2000                  INDIANA BRANCH                              1998
                                       SOI       REPUBLIC       PURCHASE       OTHERS      TOTAL         TOTAL
                                     --------   ----------   --------------   --------   ----------   -----------
                                                         (DOLLARS IN THOUSANDS)
ASSETS
  Interest-bearing deposits at
    financial institutions.........  $      2   $      656     $  745,321     $ 24,078   $  770,055   $     8,204
  Loans, net of unearned income....        --      960,672        850,463      469,934    2,281,069     8,391,384
  Allowance for losses on loans....        --      (21,244)       (14,500)      (6,960)     (42,704)     (131,571)
                                     --------   ----------     ----------     --------   ----------   -----------
    Net loans......................        --      939,428        835,963      462,974    2,238,365     8,259,813
  Investment securities............        --      128,543             --      137,978      266,521     3,666,746
  Intangible assets................    46,501      269,247        282,770       79,392      631,409       326,825
  Cash and cash equivalents (1)....   (39,620)     (34,071)        12,565         (956)     (22,462)    1,810,613
  Other real estate, net...........        --        1,418             --          476        1,894        10,140
  Premises and equipment...........     1,266       47,888         23,047       12,492       83,427       213,191
  Other assets.....................    12,037       28,989          3,753       21,328       54,070       271,429
                                     --------   ----------     ----------     --------   ----------   -----------
         TOTAL ASSETS..............  $ 20,186   $1,382,098     $1,903,419     $737,762   $4,023,279   $14,566,961
                                     ========   ==========     ==========     ========   ==========   ===========
LIABILITIES AND SHAREHOLDERS'
  EQUITY
  Deposits.........................  $     --   $1,318,405     $1,697,690     $633,128   $3,649,223   $11,843,051
  Other interest-bearing
    liabilities....................       383       49,526        197,964       14,625      262,115     1,457,471
  Other liabilities................    19,803       14,167          7,765       11,629       33,561       139,583
  Shareholders' equity.............        --           --             --       78,380       78,380     1,126,856
                                     --------   ----------     ----------     --------   ----------   -----------
         TOTAL LIABILITIES AND
           SHAREHOLDERS' EQUITY....  $ 20,186   $1,382,098     $1,903,419     $737,762   $4,023,279   $14,566,961
                                     ========   ==========     ==========     ========   ==========   ===========

---------------

(1) Cash paid for acquisitions has been netted with cash and cash equivalents.

           TABLE 4.  AVERAGE BALANCE SHEET AND AVERAGE INTEREST RATES

                                                           YEARS ENDED DECEMBER 31,
                                     ---------------------------------------------------------------------
                                                   2000                                1999
                                     ---------------------------------   ---------------------------------
                                                    INTEREST     FTE                    INTEREST     FTE
                                       AVERAGE      INCOME/     YIELD/     AVERAGE      INCOME/     YIELD/
                                       BALANCE      EXPENSE      RATE      BALANCE      EXPENSE      RATE
                                     -----------   ----------   ------   -----------   ----------   ------
                                                            (DOLLARS IN THOUSANDS)
ASSETS
  Interest-bearing deposits at
    financial institutions.........  $    31,669   $    2,170    6.85%   $    67,831   $    2,763    4.07%
  Federal funds sold and securities
    purchased under agreements to
    resell.........................       79,777        5,072    6.36         82,098        4,014    4.89
  Trading account assets...........      216,866       16,806    7.75        247,181       15,970    6.46
  Investment securities (1) (2)
    Taxable securities.............    6,027,238      387,505    6.43      6,817,453      421,162    6.18
    Tax-exempt securities..........    1,239,113       94,935    7.66      1,320,134      102,438    7.76
                                     -----------   ----------            -----------   ----------
        Total investment
          securities...............    7,266,351      482,440    6.64      8,137,587      523,600    6.43
  Loans, net of unearned income (1)
    (3) (4)........................   23,216,203    2,056,862    8.86     21,141,576    1,789,563    8.46
                                     -----------   ----------            -----------   ----------
        TOTAL EARNING ASSETS (1)
          (2) (3) (4)..............   30,810,866    2,563,350    8.32     29,676,273    2,335,910    7.87
  Cash and due from banks..........      906,399                           1,018,264
  Premises and equipment...........      622,762                             605,512
  Allowance for losses on loans....     (345,245)                           (353,198)
  Goodwill and other intangibles...      966,718                             783,709
  Other assets.....................      920,905                           1,171,810
                                     -----------                         -----------
        TOTAL ASSETS...............  $33,882,405                         $32,902,370
                                     ===========                         ===========
LIABILITIES AND
  SHAREHOLDERS' EQUITY
  Money market accounts............  $ 3,836,818   $  164,662    4.29%   $ 3,940,579   $  154,537    3.92%
  Interest-bearing checking........    3,238,841       48,538    1.50      3,403,227       44,154    1.30
  Savings deposits.................    1,465,482       21,294    1.45      1,612,055       22,077    1.37
  Certificates of deposit of
    $100,000 and over..............    2,330,670      138,381    5.94      2,274,323      118,760    5.22
  Other time deposits..............    8,330,353      462,234    5.55      9,481,751      471,883    4.98
  Short-term borrowings
    Federal funds purchased and
      securities sold under
      agreements to repurchase.....    2,907,150      173,389    5.96      1,980,674       91,459    4.62
    Short-term senior notes........      250,273       17,190    6.87             --           --      --
    Other..........................    2,720,661      176,174    6.48        929,335       50,477    5.43
  Long-term debt
    Federal Home Loan Bank
      advances.....................      446,964       29,363    6.57        301,773       15,631    5.18
    Subordinated capital notes.....      475,133       31,016    6.53        478,369       31,103    6.50
    Medium-term senior notes.......       60,000        4,098    6.83         91,356        6,160    6.74
    Trust Preferred Securities.....      199,062       16,511    8.29        199,027       16,511    8.30
    Other..........................      144,160       13,688    9.50        234,668       18,649    7.95
                                     -----------   ----------            -----------   ----------
        TOTAL INTEREST-BEARING
          LIABILITIES..............   26,405,567    1,296,538    4.91     24,927,137    1,041,401    4.18
  Noninterest-bearing demand
    deposits.......................    4,009,843           --              4,315,708           --
                                     -----------   ----------            -----------   ----------
        TOTAL SOURCES OF FUNDS.....   30,415,410    1,296,538             29,242,845    1,041,401
  Other liabilities................      659,323                             678,861
  Shareholders' equity
    Preferred stock................       20,241                              22,318
    Common equity..................    2,787,431                           2,958,346
                                     -----------                         -----------
        TOTAL SHAREHOLDERS'
          EQUITY...................    2,807,672                           2,980,664
                                     -----------                         -----------
        TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY.....  $33,882,405                         $32,902,370
                                     ===========                         ===========
  NET INTEREST INCOME (1)..........                $1,266,812                          $1,294,509
                                                   ==========                          ==========
  NET INTEREST SPREAD (1)..........                              3.41%                               3.69%
                                                                 ====                                ====
  NET INTEREST MARGIN (1)..........                              4.11%                               4.36%
                                                                 ====                                ====
  TAXABLE-EQUIVALENT ADJUSTMENTS
    Loans..........................                $    5,658                          $    5,078
    Investment securities..........                    30,038                              32,900
                                                   ----------                          ----------
        Total......................                $   35,696                          $   37,978
                                                   ==========                          ==========

                                         YEARS ENDED DECEMBER 31,
                                     ---------------------------------
                                                   1998
                                     ---------------------------------
                                                    INTEREST     FTE
                                       AVERAGE      INCOME/     YIELD/
                                       BALANCE      EXPENSE      RATE
                                     -----------   ----------   ------
                                          (DOLLARS IN THOUSANDS)
ASSETS
  Interest-bearing deposits at
    financial institutions.........  $    36,131   $    1,807    5.00%
  Federal funds sold and securities
    purchased under agreements to
    resell.........................      327,630       18,823    5.75
  Trading account assets...........      223,122       14,197    6.36
  Investment securities (1) (2)
    Taxable securities.............    6,102,670      373,934    6.13
    Tax-exempt securities..........    1,114,510       94,352    8.47
                                     -----------   ----------
        Total investment
          securities...............    7,217,180      468,286    6.49
  Loans, net of unearned income (1)
    (3) (4)........................   20,498,773    1,848,569    9.02
                                     -----------   ----------
        TOTAL EARNING ASSETS (1)
          (2) (3) (4)..............   28,302,836    2,351,682    8.31
  Cash and due from banks..........      951,819
  Premises and equipment...........      544,024
  Allowance for losses on loans....     (334,304)
  Goodwill and other intangibles...      282,733
  Other assets.....................      997,218
                                     -----------
        TOTAL ASSETS...............  $30,744,326
                                     ===========
LIABILITIES AND
  SHAREHOLDERS' EQUITY
  Money market accounts............  $ 2,541,121   $  106,252    4.18%
  Interest-bearing checking........    2,363,158       50,500    2.14
  Savings deposits.................    2,748,556       61,390    2.23
  Certificates of deposit of
    $100,000 and over..............    2,810,295      163,415    5.81
  Other time deposits..............    9,525,197      514,505    5.40
  Short-term borrowings
    Federal funds purchased and
      securities sold under
      agreements to repurchase.....    1,454,025       75,191    5.17
    Short-term senior notes........           --           --      --
    Other..........................       62,471        4,224    6.76
  Long-term debt
    Federal Home Loan Bank
      advances.....................      907,689       47,979    5.29
    Subordinated capital notes.....      419,789       28,249    6.73
    Medium-term senior notes.......      123,986        8,252    6.66
    Trust Preferred Securities.....      198,991       16,511    8.30
    Other..........................      352,541       30,680    8.70
                                     -----------   ----------
        TOTAL INTEREST-BEARING
          LIABILITIES..............   23,507,819    1,107,148    4.71
  Noninterest-bearing demand
    deposits.......................    3,594,978           --
                                     -----------   ----------
        TOTAL SOURCES OF FUNDS.....   27,102,797    1,107,148
  Other liabilities................      709,826
  Shareholders' equity
    Preferred stock................       32,331
    Common equity..................    2,899,372
                                     -----------
        TOTAL SHAREHOLDERS'
          EQUITY...................    2,931,703
                                     -----------
        TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY.....  $30,744,326
                                     ===========
  NET INTEREST INCOME (1)..........                $1,244,534
                                                   ==========
  NET INTEREST SPREAD (1)..........                              3.60%
                                                                 ====
  NET INTEREST MARGIN (1)..........                              4.40%
                                                                 ====
  TAXABLE-EQUIVALENT ADJUSTMENTS
    Loans..........................                $    6,144
    Investment securities..........                    31,157
                                                   ----------
        Total......................                $   37,301
                                                   ==========

---------------

(1) Taxable-equivalent yields are calculated assuming a 35% Federal income tax rate.
(2) Yields are calculated on historical cost and exclude the impact of the unrealized gains (losses) on available for sale securities.
(3) Includes loan fees in both interest income and the calculation of the yield on income.
(4) Includes loans on nonaccrual status.

                 TABLE 5.  ANALYSIS OF VOLUME AND RATE CHANGES

                                           2000 VERSUS 1999                   1999 VERSUS 1998
                                   --------------------------------   ---------------------------------
                                   INCREASE (DECREASE)                INCREASE (DECREASE)
                                      DUE TO CHANGE                      DUE TO CHANGE
                                         IN:(1)                              IN:(1)
                                   -------------------     TOTAL      --------------------     TOTAL
                                   AVERAGE    AVERAGE     INCREASE    AVERAGE     AVERAGE     INCREASE
                                    VOLUME      RATE     (DECREASE)    VOLUME      RATE      (DECREASE)
                                   --------   --------   ----------   --------   ---------   ----------
                                                          (DOLLARS IN THOUSANDS)
INTEREST INCOME
  Interest-bearing deposits at
     financial institutions......  $ (1,914)  $  1,321    $   (593)   $  1,342   $    (386)   $    956
  Federal funds sold and
     securities purchased under
     agreements to resell........      (117)     1,175       1,058     (12,354)     (2,455)    (14,809)
  Trading account assets.........    (2,107)     2,943         836       1,551         222       1,773
  Investment securities -- FTE...   (57,435)    16,275     (41,160)     59,253      (3,939)     55,314
  Loans, net of unearned
     income -- FTE...............   181,164     86,135     267,299      56,765    (115,771)    (59,006)
                                   --------   --------    --------    --------   ---------    --------
          TOTAL INTEREST
            INCOME -- FTE........   119,591    107,849     227,440     106,557    (122,329)    (15,772)
                                   --------   --------    --------    --------   ---------    --------
INTEREST EXPENSE
  Money market accounts..........    (4,153)    14,278      10,125      55,250      (6,965)     48,285
  Interest-bearing checking......    (2,212)     6,596       4,384      17,612     (23,958)     (6,346)
  Savings deposits...............    (2,081)     1,298        (783)    (20,311)    (19,002)    (39,313)
  Certificates of deposit of
     $100,000 and over...........     3,005     16,616      19,621     (29,095)    (15,560)    (44,655)
  Other time deposits............   (60,686)    51,037      (9,649)     (2,337)    (40,285)    (42,622)
  Short-term borrowings..........   176,501     48,316     224,817      68,317      (5,796)     62,521
  Long-term debt.................    (1,558)     8,180       6,622     (39,489)     (4,128)    (43,617)
                                   --------   --------    --------    --------   ---------    --------
          TOTAL INTEREST
            EXPENSE..............   108,816    146,321     255,137      49,947    (115,694)    (65,747)
                                   --------   --------    --------    --------   ---------    --------
CHANGE IN NET INTEREST
  INCOME -- FTE..................  $ 10,775   $(38,472)   $(27,697)   $ 56,610   $  (6,635)   $ 49,975
                                   ========   ========    ========    ========   =========    ========
PERCENTAGE (DECREASE) INCREASE IN
  NET INTEREST INCOME (FTE) OVER
  PRIOR PERIOD...................                            (2.14)%                             4.02%
                                                          ========                            ========

---------------

FTE -- Fully taxable-equivalent
(1) The change due to both rate and volume has been allocated to change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.

                         TABLE 6.  AVERAGE DEPOSITS(1)

                                                          YEARS ENDED DECEMBER 31,
                                  ------------------------------------------------------------------------
                                     2000          1999          1998            1997             1996
                                  -----------   -----------   -----------   --------------     -----------
                                                          (DOLLARS IN THOUSANDS)
Money market....................  $ 3,836,818   $ 3,940,579   $ 2,541,121    $        --       $        --
Interest-bearing checking.......    3,238,841     3,403,227     2,363,158             --                --
Savings.........................    1,465,482     1,612,055     2,748,556             --                --
                                  -----------   -----------   -----------    -----------       -----------
                                    8,541,141     8,955,861     7,652,835      7,109,808(2)      6,857,906(2)
Other time (3)..................    8,330,353     9,481,751     9,525,197      9,239,875         8,977,580
Noninterest-bearing demand......    4,009,843     4,315,708     3,594,978      3,328,821         3,085,490
                                  -----------   -----------   -----------    -----------       -----------
          TOTAL AVERAGE CORE
            DEPOSITS............   20,881,337    22,753,320    20,773,010     19,678,504        18,920,976
Certificates of deposit of
  $100,000 and over.............    2,330,670     2,274,323     2,810,295      2,545,210         2,123,133
                                  -----------   -----------   -----------    -----------       -----------
          TOTAL AVERAGE
            DEPOSITS............  $23,212,007   $25,027,643   $23,583,305    $22,223,714       $21,044,109
                                  ===========   ===========   ===========    ===========       ===========

---------------

(1) Table 4 presents the average rate paid on the above deposit categories for the three years in the period ended December 31, 2000.
(2) A breakdown of these deposits in the categories shown is not available due to the number of acquisitions and the lack of consistent information.
(3) Includes certificates of deposit of less than $100,000, investment savings deposits, and IRAs.

                  TABLE 7.  COMPOSITION OF THE LOAN PORTFOLIO

                                                             DECEMBER 31,
                                  -------------------------------------------------------------------
                                     2000          1999          1998          1997          1996
                                  -----------   -----------   -----------   -----------   -----------
                                                        (DOLLARS IN THOUSANDS)
Commercial, financial, and
  agricultural..................  $ 5,350,425   $ 4,799,840   $ 3,543,925   $ 3,397,348   $ 3,078,268
Foreign.........................      539,181       374,814       197,120       208,081       145,483
Accounts
  receivable -- factoring.......      677,996       555,128       615,952       579,067       452,522
Real estate -- construction.....    2,012,611     1,581,164     1,195,779     1,074,279       865,031
Real estate -- mortgage
  Secured by 1-4 family
     residential................    6,318,291     5,554,943     5,647,520     5,704,490     5,531,747
  FHA/VA government-
     insured/guaranteed.........      283,543       519,213       759,911     1,331,993     1,569,027
  Other mortgage................    5,247,206     4,591,110     4,386,182     4,226,944     3,455,693
Home equity.....................      685,567       584,546       482,665       452,870       365,945
Consumer........................    2,756,834     2,835,014     2,718,493     3,302,958     3,331,936
Direct lease financing..........      110,583        78,726        63,621        66,039        75,218
                                  -----------   -----------   -----------   -----------   -----------
          TOTAL LOANS...........   23,982,237    21,474,498    19,611,168    20,344,069    18,870,870
Less: Unearned income...........      (24,743)      (28,098)      (34,342)      (41,100)      (59,429)
                                  -----------   -----------   -----------   -----------   -----------
          TOTAL LOANS, NET OF
            UNEARNED INCOME.....  $23,957,494   $21,446,400   $19,576,826   $20,302,969   $18,811,441
                                  ===========   ===========   ===========   ===========   ===========

 TABLE 8.  ALLOCATION OF THE ALLOWANCE FOR LOSSES ON LOANS BY CATEGORY OF LOANS
       AND THE PERCENTAGE OF LOANS BY CATEGORY TO TOTAL LOANS OUTSTANDING

                                                               DECEMBER 31,
                       --------------------------------------------------------------------------------------------
                                 2000                        1999                        1998                1997
                       -------------------------   -------------------------   -------------------------   --------
                                    PERCENTAGE                  PERCENTAGE                  PERCENTAGE
                                   OF LOANS TO                 OF LOANS TO                 OF LOANS TO
                        AMOUNT     TOTAL LOANS      AMOUNT     TOTAL LOANS      AMOUNT     TOTAL LOANS      AMOUNT
                       --------   --------------   --------   --------------   --------   --------------   --------
                                                          (DOLLARS IN THOUSANDS)
Commercial,
 financial, and
 agricultural........  $ 99,370         25%        $ 97,328         26%        $ 86,275         22%        $ 77,618
Foreign..............     7,373          2            5,525          2            3,500          1            3,150
Real estate --
 construction........    27,822          9           36,720          8           19,672          6           14,079
Real estate --
 mortgage............   142,168         49          136,287         48          160,728         54          129,573
Consumer.............    57,153         15           64,770         16           50,043         17           99,129
Direct lease
 financing...........     1,566         --            1,670         --            1,258         --              925
                       --------        ---         --------        ---         --------        ---         --------
       Total.........  $335,452        100%        $342,300        100%        $321,476        100%        $324,474
                       ========        ===         ========        ===         ========        ===         ========

                                      DECEMBER 31,
                       ------------------------------------------
                            1997                  1996
                       --------------   -------------------------
                         PERCENTAGE                  PERCENTAGE
                        OF LOANS TO                 OF LOANS TO
                        TOTAL LOANS      AMOUNT     TOTAL LOANS
                       --------------   --------   --------------
                                 (DOLLARS IN THOUSANDS)
Commercial,
 financial, and
 agricultural........        21%        $ 59,372         21%
Foreign..............         1            1,300          1
Real estate --
 construction........         6           10,092          5
Real estate --
 mortgage............        52          119,878         52
Consumer.............        20           78,806         21
Direct lease
 financing...........        --              991         --
                            ---         --------        ---
       Total.........       100%        $270,439        100%
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

TABLE 9.  NONACCRUAL, RESTRUCTURED, AND PAST DUE LOANS AND FORECLOSED PROPERTIES

                                                                             DECEMBER 31,
                                                         ----------------------------------------------------
                                                           2000       1999       1998       1997       1996
                                                         --------   --------   --------   --------   --------
                                                                        (DOLLARS IN THOUSANDS)
Nonaccrual loans (1):
  Domestic.............................................  $133,269   $127,080   $150,378   $138,800   $118,791
  Foreign..............................................        --        686         --         96         96
Restructured loans.....................................     1,512      1,878      5,612     15,250     17,097
                                                         --------   --------   --------   --------   --------
         TOTAL NONPERFORMING LOANS.....................   134,781    129,644    155,990    154,146    135,984
                                                         --------   --------   --------   --------   --------
Foreclosed properties:
  Other real estate, net...............................    40,366     35,943     23,937     31,914     40,680
  Other foreclosed properties..........................     2,770      1,921      2,670      5,062      2,167
                                                         --------   --------   --------   --------   --------
         TOTAL FORECLOSED PROPERTIES...................    43,136     37,864     26,607     36,976     42,847
                                                         --------   --------   --------   --------   --------
         TOTAL NONPERFORMING ASSETS....................  $177,917   $167,508   $182,597   $191,122   $178,831
                                                         ========   ========   ========   ========   ========
LOANS PAST DUE 90 DAYS OR MORE AND STILL ACCRUING
  INTEREST.............................................  $ 96,662   $ 92,834   $ 48,626   $ 51,128   $ 45,467
                                                         ========   ========   ========   ========   ========
FHA/VA GOVERNMENT-INSURED/GUARANTEED LOANS
  Loans past due 90 days or more and still accruing
    interest...........................................  $121,303   $240,799   $355,124   $517,124   $724,691
  Nonaccrual...........................................     3,615      6,613      9,232     14,933         77

---------------

(1) In the third quarter of 1999, Union Planters changed its policy related to placing single family residential mortgage loans on nonaccrual status to conform to industry practice. Previously, single family residential mortgage loans were automatically placed on nonaccrual status after they became past due 90 days or more. Prospectively, these loans are placed on nonaccrual status unless the loan is both well secured and in the process of collection. The impact of this change was to reduce single family residential mortgage loans on nonaccrual status approximately $50 million with loans past due 90 days or more and still accruing interest increasing by a corresponding amount. Prior period amounts do not reflect this change.

                    TABLE 10.  ALLOWANCE FOR LOSSES ON LOANS

                                                                 YEARS ENDED DECEMBER 31,
                                            -------------------------------------------------------------------
                                               2000          1999          1998          1997          1996
                                            -----------   -----------   -----------   -----------   -----------
                                                                  (DOLLARS IN THOUSANDS)
BALANCE AT BEGINNING OF PERIOD............  $   342,300   $   321,476   $   324,474   $   270,439   $   255,103
Loans charged off
  Commercial, financial, and
    agricultural..........................       57,591        67,649        65,815        41,881        24,045
  Foreign.................................          120           459         1,831            --         3,391
  Real estate -- construction.............        3,292         3,330         3,714           400           765
  Real estate -- mortgage.................       17,391        28,076        28,654        10,618        10,245
  Consumer................................       49,512        45,089        64,435        35,425        30,081
  Credit cards and related plans..........        3,447         4,158        50,723        52,177        30,542
  Direct lease financing..................           28           396           125            30            48
                                            -----------   -----------   -----------   -----------   -----------
         Total charge-offs................      131,381       149,157       215,297       140,531        99,117
                                            -----------   -----------   -----------   -----------   -----------
RECOVERIES ON LOANS PREVIOUSLY CHARGED OFF
  Commercial, financial, and
    agricultural..........................       16,057        23,266         8,931         8,259         8,569
  Foreign.................................          214            77            20            10            --
  Real estate -- construction.............        2,173           670           310           546            64
  Real estate -- mortgage.................        8,338         7,639         5,825         3,620         3,555
  Consumer................................       21,531        18,805         9,812         4,916         7,350
  Credit cards and related plans..........        1,150         2,278         4,113         6,903         2,209
  Direct lease financing..................           --           126             5            27             4
                                            -----------   -----------   -----------   -----------   -----------
         Total recoveries.................       49,463        52,861        29,016        24,281        21,751
                                            -----------   -----------   -----------   -----------   -----------
Net charge-offs...........................      (81,918)      (96,296)     (186,281)     (116,250)      (77,366)
Provisions charged to expense.............       77,062        74,045       204,056       153,100        86,381
Allowance related to the sale of certain
  loans...................................       (1,992)           --       (36,693)           --        (1,628)
Increase due to acquisitions..............           --        43,075        15,920        17,185         7,949
                                            -----------   -----------   -----------   -----------   -----------
BALANCE AT END OF PERIOD..................  $   335,452   $   342,300   $   321,476   $   324,474   $   270,439
                                            ===========   ===========   ===========   ===========   ===========
Total loans, net of unearned income, at
  end of period...........................  $23,957,494   $21,446,400   $19,576,826   $20,302,969   $18,811,441
Less: FHA/VA government-insured/guaranteed
  loans...................................      283,543       519,213       759,911     1,331,993     1,569,027
                                            -----------   -----------   -----------   -----------   -----------
  LOANS USED TO CALCULATE RATIOS..........  $23,673,951   $20,927,187   $18,816,915   $18,970,976   $17,242,414
                                            ===========   ===========   ===========   ===========   ===========
Average total loans, net of unearned
  income, during period...................  $23,216,203   $21,141,576   $20,498,773   $19,992,626   $17,888,375
Less: Average FHA/VA government-insured/
  guaranteed loans........................      334,172       597,944       958,921     1,500,120     1,300,065
                                            -----------   -----------   -----------   -----------   -----------
  AVERAGE LOANS USED TO CALCULATE
    RATIOS................................  $22,882,031   $20,543,632   $19,539,852   $18,492,506   $16,588,310
                                            ===========   ===========   ===========   ===========   ===========
CREDIT QUALITY RATIOS (1)
  Allowance for losses on loans/loans, net
    of unearned income....................         1.42%         1.64%         1.71%         1.71%         1.57%
  Allowance for losses on loans/average
    loans, net of unearned income.........         1.47          1.67          1.65          1.75          1.63
  Allowance for losses on
    loans/nonperforming loans.............          249           264           206           210           199
  Net charge-offs/average loans, net of
    unearned income.......................          .36           .47           .95           .63           .47
  Provision for losses on loans/average
    loans, net of unearned income.........          .34           .36          1.04           .83           .52
  Nonperforming loans/loans...............          .57           .62           .83           .81           .79
  Nonperforming assets/loans plus
    foreclosed properties.................          .75           .80           .97          1.01          1.03
  Loans past due 90 days or more and still
    accruing interest/loans...............          .41           .44           .26           .27           .26

---------------

(1) Ratio calculations exclude FHA/VA government-insured/guaranteed loans since they represent minimal credit risk to Union Planters. See the "Loans" discussion on page 19 for additional information regarding the FHA/VA government-insured/guaranteed loans and Table 9 for the detail of nonperforming assets.

           TABLE 11.  RATE SENSITIVITY ANALYSIS AT DECEMBER 31, 2000

                                                     INTEREST-SENSITIVE WITHIN(1)(7)
                       --------------------------------------------------------------------------------------------
                        0-90     91-180   181-365       1-3      3-5      5-15      OVER     NONINTEREST-
                        DAYS      DAYS      DAYS       YEARS    YEARS    YEARS    15 YEARS     BEARING       TOTAL
                       -------   ------   --------     ------   ------   ------   --------   ------------   -------
                                                          (DOLLARS IN MILLIONS)
ASSETS
  Loans and leases
    (2) (3) (4)......  $ 8,600   $2,127   $ 3,056      $6,645   $2,621   $  396    $   31      $   506      $23,982
  Investment
    securities (5)
    (6)..............      688      199       366       1,827    1,844    1,734       192           (6)       6,844
  Other earning
    assets...........      770       --        --          --       --        1        --           --          771
  Other assets.......       --       --        --          --       --       --        --        3,124        3,124
                       -------   ------   -------      ------   ------   ------    ------      -------      -------
         TOTAL
           ASSETS....  $10,058   $2,326   $ 3,422      $8,472   $4,465   $2,131    $  223      $ 3,624      $34,721
                       =======   ======   =======      ======   ======   ======    ======      =======      =======
SOURCES OF FUNDS
  Money market
    deposits (7)
    (8)..............  $ 1,338   $   --   $ 1,220      $1,257   $   --   $   --    $   --      $    --      $ 3,815
  Savings and
    interest-bearing
    checking deposits
    (7) (8)..........    1,480       --        --       1,480       --    1,526        --           --        4,486
  Other time
    deposits.........    2,059    2,002     2,739       1,256      203       33         3           --        8,295
  Certificates of
    deposit of
    $100,000 and
    over.............      866      603       770         189       24        2        --           --        2,454
  Short-term
    borrowings.......    6,085        1         1          --       --       --        --           --        6,087
  Short and medium-
    term senior
    notes............       --       --        60          --       --       --        --           --           60
  Federal Home Loan
    Bank advances....      600      500        --           1       --       --         1           --        1,102
  Other long-term
    debt.............      101        1        --          75      100      301       199           --          777
  Noninterest-bearing
    deposits.........       --       --        --          --       --       --        --        4,064        4,064
  Other
    liabilities......       --       --        --          --       --       --        --          661          661
  Shareholders'
    equity...........       --       --        --          --       --       --        --        2,920        2,920
                       -------   ------   -------      ------   ------   ------    ------      -------      -------
         TOTAL
           SOURCES OF
           FUNDS.....  $12,529   $3,107   $ 4,790      $4,258   $  327   $1,862    $  203      $ 7,645      $34,721
                       =======   ======   =======      ======   ======   ======    ======      =======      =======
INTEREST-RATE
  SENSITIVITY GAP....  $(2,471)  $ (781)  $(1,368)     $4,214   $4,138   $  269    $   20      $(4,021)
CUMULATIVE INTEREST
  RATE SENSITIVITY
  GAP (8)............   (2,471)  (3,252)   (4,620)       (406)   3,732    4,001     4,021           --
CUMULATIVE GAP AS A
  PERCENTAGE OF TOTAL
  ASSETS (8).........       (7)%     (9)%     (13)%        (1)%     11%      12%       12%          --%
POLICY GUIDELINES....     none    +/-15%    +/-10%       +/-5%      >0%      >0%       >0%

---------------

MANAGEMENT HAS MADE THE FOLLOWING ASSUMPTIONS IN PRESENTING THE ABOVE ANALYSIS:
(1) Assets and liabilities are generally scheduled according to their earliest repricing dates regardless of their contractual maturities.
(2) Nonaccrual loans and accounts receivable-factoring are included in the noninterest-bearing category.
(3) Fixed-rate mortgage loan maturities are estimated based on the currently prevailing principal prepayment patterns of comparable mortgage-backed securities.
(4) Delinquent FHA/VA loans are scheduled based on foreclosure and repayment patterns.
(5) The scheduled maturities of mortgage-backed securities and CMOs assume principal prepayment of these securities on dates estimated by management, relying primarily upon current and consensus interest-rate forecasts in conjunction with the latest three-month historical prepayment schedules.
(6) Securities are generally scheduled according to their call dates when valued at a premium to par.
(7) Money market deposits, interest-bearing checking, and savings deposits that have no contractual maturities are scheduled according to management's best estimate of their repricing in response to changes in market rates. The impact of changes in market rates would be expected to vary by product type and market.
(8) If all money market, interest-bearing checking, and savings deposits had been included in the 0-90 Days category above, the cumulative gap as a percentage of total assets would have been negative (23%), (25%), (26%) and (6%) for the 0-90 Days, 91-180 Days, 181-365 Days, and 1-3 Years categories and positive 6%, 12%, and 12%, respectively, for the 3-5 Years, 5-15 Years, and over 15 Years categories at December 31, 2000.

           TABLE 12.  INVESTMENT SECURITIES AND OTHER EARNING ASSETS

                                                                         DECEMBER 31,
                                                             ------------------------------------
                                                                2000         1999         1998
                                                             ----------   ----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
U.S. Government obligations
  U.S. Treasury............................................  $  100,009   $  164,543   $  396,287
  U.S. Government agencies.................................   3,577,506    4,016,038    4,842,792
                                                             ----------   ----------   ----------
          Total U.S. Government obligations................   3,677,515    4,180,581    5,239,079
Obligations of states and political subdivisions...........   1,227,329    1,273,145    1,345,666
Other investment securities................................   1,938,826    2,018,729    1,716,958
                                                             ----------   ----------   ----------
          Total investment securities......................   6,843,670    7,472,455    8,301,703
Interest-bearing deposits at financial institutions........      43,525       73,062       47,583
Federal funds sold and securities purchased under
  agreements to resell.....................................      36,384       51,117       94,568
Trading account assets.....................................     233,878      315,734      275,992
Loans held for resale......................................     457,107      430,690      441,214
                                                             ----------   ----------   ----------
          Total investment securities and other earning
            assets.........................................  $7,614,564   $8,343,058   $9,161,060
                                                             ==========   ==========   ==========

                         TABLE 13.  RISK-BASED CAPITAL

                                                                       DECEMBER 31,
                                                          ---------------------------------------
                                                             2000          1999          1998
                                                          -----------   -----------   -----------
                                                                  (DOLLARS IN THOUSANDS)
TIER 1 CAPITAL
  Shareholders' equity..................................  $ 2,920,054   $ 2,776,109   $ 2,984,078
  Trust Preferred Securities and minority interest in
     consolidated subsidiaries..........................      202,268       202,232       202,197
  Less: Goodwill and other intangibles..................     (949,842)     (971,770)     (381,601)
       Disallowed deferred tax asset....................         (557)       (1,053)       (1,144)
       Unrealized (gain) loss on available for sale
         securities.....................................        3,841       134,217       (57,245)
       Other............................................         (191)           --            --
                                                          -----------   -----------   -----------
          TOTAL TIER 1 CAPITAL..........................    2,175,573     2,139,735     2,746,285
TIER 2 CAPITAL
  Allowance for losses on loans.........................      315,385       282,149       258,173
  Qualifying long-term debt.............................      410,381       445,590       461,110
  Other adjustments.....................................           --            --           218
                                                          -----------   -----------   -----------
          TOTAL CAPITAL BEFORE DEDUCTIONS...............    2,901,339     2,867,474     3,465,786
  Less: investment in unconsolidated subsidiaries.......       (9,617)      (10,289)      (10,736)
                                                          -----------   -----------   -----------
          TOTAL CAPITAL.................................  $ 2,891,722   $ 2,857,185   $ 3,455,050
                                                          ===========   ===========   ===========
RISK-WEIGHTED ASSETS....................................  $25,210,701   $22,511,772   $20,590,574
                                                          ===========   ===========   ===========
RATIOS
  Shareholders' equity/total assets.....................         8.41%         8.34%         9.42%
  Leverage ratio (1)....................................         6.53          6.65          8.86
  Tier 1 capital/risk-weighted assets (1)...............         8.63          9.50         13.34
  Total capital/risk-weighted assets (1)................        11.47         12.69         16.78

---------------

(1) Regulatory minimums for institutions considered "well capitalized" are 5%, 6%, and 10% for the leverage, Tier 1 capital to risk-weighted assets, and Total capital to risk-weighted assets ratios, respectively. As of December 31, 2000, all of Union Planters' banking subsidiaries were considered "well capitalized" for purposes of FDIC deposit insurance assessments. See Note 12 to the consolidated financial statements on page 56 for a comparison of Union Planters' capital levels and ratios to the regulatory minimums for "adequately capitalized" and "well capitalized."

                       TABLE 14.  SELECTED QUARTERLY DATA

                                                         2000 QUARTERS ENDED(1)
                                 -----------------------------------------------------------------------
                                  MARCH 31       JUNE 30     SEPTEMBER 30   DECEMBER 31         TOTAL
                                 -----------   -----------   ------------   ------------     -----------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income............  $   314,750   $   311,352   $   304,008    $   301,006      $ 1,231,116
Provision for losses on
  loans........................      (17,303)      (19,699)      (19,939)       (20,121)         (77,062)
Investment securities gains....           --            77            --            304              381
Noninterest income.............      127,569       138,423       147,345        145,684          559,021
Noninterest expense............     (271,705)     (275,885)     (279,070)      (276,180)      (1,102,840)
                                 -----------   -----------   -----------    -----------      -----------
Earnings before income taxes...      153,311       154,268       152,344        150,693          610,616
Income taxes...................      (51,974)      (51,383)      (50,763)       (47,186)        (201,306)
                                 -----------   -----------   -----------    -----------      -----------
Net earnings...................  $   101,337   $   102,885   $   101,581    $   103,507      $   409,310
                                 ===========   ===========   ===========    ===========      ===========
PER COMMON SHARE DATA
  Net earnings
     Basic.....................  $       .74   $       .76   $       .75    $       .77      $      3.02
     Diluted...................          .73           .76           .75            .76             3.00
  Dividends (2)................          .50           .50           .50            .50             2.00
UPC COMMON STOCK DATA (3)
  High trading price...........  $     37.25   $     33.88   $     33.81    $     36.58      $     37.25
  Low trading price............        25.63         27.69         28.69          29.44            25.63
  Closing price at quarter
     end.......................        30.81         27.94         33.06          35.75            35.75
  Trading volume (in thousands)
     (4).......................       28,947        22,590        18,883         21,826           92,246
KEY FINANCIAL DATA
  Return on average assets.....         1.38%         1.35%         1.35%          1.20%            1.21%
  Return on average common
     equity....................        16.24         16.30         16.83          14.71            14.63
  Expense ratio (5)............         1.55          1.50          1.27           1.34             1.41
  Efficiency ratio (6).........        56.68         57.27         55.31          57.10            56.59
  Shareholders' equity/total
     assets (period end).......         8.09          7.88          8.17           8.41             8.41
  Average earning assets.......  $30,048,208   $30,759,224   $31,232,634    $31,194,550      $30,810,866
  Interest income -- FTE.......      610,109       635,780       657,774        659,687        2,563,350
  Yield on average earning
     assets -- FTE.............         8.17%         8.31%         8.38%          8.41%            8.32%
  Average interest-bearing
     liabilities...............  $25,781,245   $26,361,429   $26,750,564    $26,721,762      $26,405,567
  Total interest expense.......      286,238       315,392       345,046        349,862        1,296,538
  Rate on average
     interest-bearing
     liabilities...............         4.47%         4.81%         5.13%          5.21%            4.91%
  Net interest income -- FTE...  $   323,871   $   320,388   $   312,728    $   309,825      $ 1,266,812
  Net interest margin -- FTE...         4.34%         4.19%         3.98%          3.95%            4.11%

-------------------------

(continued on the following page)

                                                         1999 QUARTERS ENDED(1)
                                 -----------------------------------------------------------------------
                                  MARCH 31       JUNE 30     SEPTEMBER 30   DECEMBER 31         TOTAL
                                 -----------   -----------   ------------   ------------     -----------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income............  $   295,697   $   311,589   $   328,229    $   321,016      $ 1,256,531
Provision for losses on
  loans........................      (16,279)      (17,740)      (20,365)       (19,661)         (74,045)
Investment securities gains
  (losses).....................           11         3,181        (1,224)           160            2,128
Noninterest income.............      126,243       137,535       124,306        122,498          510,582
Noninterest expense............     (258,239)     (275,009)     (265,999)      (277,117)      (1,076,364)
                                 -----------   -----------   -----------    -----------      -----------
Earnings before income taxes...      147,433       159,556       164,947        146,896          618,832
Income taxes...................      (50,083)      (53,792)      (55,413)       (49,546)        (208,834)
                                 -----------   -----------   -----------    -----------      -----------
Net earnings...................  $    97,350   $   105,764   $   109,534    $    97,350      $   409,998
                                 ===========   ===========   ===========    ===========      ===========
PER COMMON SHARE DATA
  Net earnings
     Basic.....................  $       .68   $       .74   $       .77    $       .69      $      2.88
     Diluted...................          .67           .73           .76            .69             2.85
  Dividends (2)................          .50           .50           .50            .50             2.00
UPC COMMON STOCK DATA (3)
  High trading price...........  $     48.75   $     45.31   $     49.00    $     46.06      $     49.00
  Low trading price............        43.00         40.31         39.19          38.56            38.56
  Closing price at quarter
     end.......................        43.94         44.69         40.75          39.44            39.44
  Trading volume (in thousands)
     (4).......................       17,337        18,209        18,485         17,291           71,322
KEY FINANCIAL DATA
  Return on average assets.....         1.22%         1.29%         1.31%          1.17%            1.25%
  Return on average common
     equity....................        13.39         14.19         14.43          13.16            13.80
  Expense ratio (5)............         1.59          1.62          1.51           1.74             1.62
  Efficiency ratio (6).........        57.92         58.27         54.25          59.21            57.35
  Shareholders' equity/total
     assets (period end).......         9.04          9.22          8.90           8.34             8.34
  Average earning assets.......  $29,336,591   $29,637,625   $29,867,142    $29,855,930      $29,676,273
  Interest income -- FTE.......      564,031       574,907       597,805        599,167        2,335,910
  Yield on average earning
     assets -- FTE.............         7.80%         7.78%         7.94%          7.96%            7.87%
  Average interest-bearing
     liabilities...............  $24,427,846   $24,819,027   $25,144,226    $25,305,421      $24,927,137
  Total interest expense.......      258,888       253,712       259,973        268,828        1,041,401
  Rate on average
     interest-bearing
     liabilities...............         4.30%         4.10%         4.10%          4.21%            4.18%
  Net interest income -- FTE...  $   305,143   $   321,195   $   337,832    $   330,339      $ 1,294,509
  Net interest margin -- FTE...         4.22%         4.35%         4.49%          4.39%            4.36%

-------------------------

FTE -- Fully taxable-equivalent basis
(1) Certain quarterly amounts have been reclassified to conform to current financial reporting presentation.
(2) See Note 12 to the financial statements on page 56 for a description of dividend restrictions.
(3) Union Planters common stock is listed on the New York Stock Exchange (NYSE) and is traded under the symbol UPC. All share prices represent closing prices as reported by the NYSE. There were approximately 34,100 registered holders of Union Planters common stock as of December 31, 2000.
(4) Trading volume represents total volume for the period shown as reported by NYSE.
(5) The expense ratio equals noninterest expense minus noninterest income (excluding significant nonrecurring revenues and expenses, investment securities gains and losses, and goodwill and other intangibles amortization) divided by average assets.
(6) The efficiency ratio is calculated excluding the same items as in the expense ratio calculation, dividing noninterest expense by net interest income (FTE) plus noninterest income.

                              REPORT OF MANAGEMENT

     The accompanying financial statements and related financial information were prepared by the management of Union Planters Corporation (Union Planters) in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect management's best estimates and judgment. Management is responsible for the integrity, objectivity, consistency, and fair presentation of the financial statements and all financial information contained in this annual report.

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

     The Audit Committee of the Board of Directors meets periodically with representatives of Union Planters' independent accountants, the corporate audit manager, and management to review accounting policies, control procedures, and audit and regulatory examination reports. The independent accountants and audit manager have free access to the Committee, with and without the presence of management, to discuss the results of their audit work and their evaluation of the internal controls and the quality of financial reporting.

     The financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, who were engaged to express an opinion as to the fairness of presentation of such financial statements.

Memphis, Tennessee
January 18, 2001


/s/ JACKSON W. MOORE                        /s/ BOBBY L. DOXEY

Jackson W. Moore                            Bobby L. Doxey
Chairman and                                Senior Executive Vice President and
Chief Executive Officer                     Chief Financial Officer

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Union Planters Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Union Planters Corporation (Union Planters) and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Union Planters' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Memphis, Tennessee
January 18, 2001

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
ASSETS
  Cash and due from banks...................................  $ 1,018,318   $ 1,127,902
  Interest-bearing deposits at financial institutions.......       43,525        73,062
  Federal funds sold and securities purchased under
     agreements to resell...................................       36,384        51,117
  Trading account assets....................................      233,878       315,734
  Loans held for resale.....................................      457,107       430,690
  Available for sale investment securities (amortized cost:
     $6,849,457 and $7,685,096, respectively)...............    6,843,670     7,472,455
  Loans.....................................................   23,982,237    21,474,498
     Less: Unearned income..................................      (24,743)      (28,098)
          Allowance for losses on loans.....................     (335,452)     (342,300)
                                                              -----------   -----------
          Net loans.........................................   23,622,042    21,104,100
  Premises and equipment, net...............................      602,218       637,628
  Accrued interest receivable...............................      304,488       287,231
  FHA/VA claims receivable..................................       84,015       108,618
  Mortgage servicing rights.................................      123,940       122,110
  Goodwill and other intangibles............................      952,389       975,432
  Other assets..............................................      398,744       574,274
                                                              -----------   -----------
          TOTAL ASSETS......................................  $34,720,718   $33,280,353
                                                              ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits
     Noninterest-bearing....................................  $ 4,064,298   $ 4,035,189
     Certificates of deposit of $100,000 and over...........    2,453,621     1,963,347
     Other interest-bearing.................................   16,595,464    17,373,580
                                                              -----------   -----------
          Total deposits....................................   23,113,383    23,372,116
  Short-term borrowings.....................................    6,086,896     5,422,504
  Short-and medium-term senior notes........................       60,000        60,000
  Federal Home Loan Bank advances...........................    1,101,619       203,032
  Other long-term debt......................................      777,352       854,738
  Accrued interest, expenses, and taxes.....................      308,241       202,303
  Other liabilities.........................................      353,173       389,551
                                                              -----------   -----------
          TOTAL LIABILITIES.................................   31,800,664    30,504,244
                                                              -----------   -----------
  Commitments and contingent liabilities (Notes 14, 17, and
     20)....................................................           --            --
  Shareholders' equity
     Convertible preferred stock (Note 10)..................       19,691        20,875
     Common stock, $5 par value; 300,000,000 shares
      authorized; 134,734,841 issued and outstanding
      (138,487,381 at December 31, 1999)....................      673,674       692,437
     Additional paid-in capital.............................      754,380       755,306
     Retained earnings......................................    1,493,072     1,453,468
     Unearned compensation..................................      (16,922)      (11,760)
     Accumulated other comprehensive income -- unrealized
      loss on available for sale securities, net............       (3,841)     (134,217)
                                                              -----------   -----------
          TOTAL SHAREHOLDERS' EQUITY........................    2,920,054     2,776,109
                                                              -----------   -----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $34,720,718   $33,280,353
                                                              ===========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF EARNINGS

                                                                 YEARS ENDED DECEMBER 31,
                                                       ---------------------------------------------
                                                           2000            1999            1998
                                                       -------------   -------------   -------------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INTEREST INCOME
  Interest and fees on loans.........................  $  2,025,117    $  1,760,250    $  1,828,340
  Interest and dividends on investment securities
     Taxable.........................................       387,505         421,162         373,934
     Tax-exempt......................................        64,897          69,538          63,195
  Interest on deposits at financial institutions.....         2,170           2,763           1,807
  Interest on federal funds sold and securities
     purchased under agreements to resell............         5,072           4,014          18,823
  Interest on trading account securities.............        16,806          15,970          14,197
  Interest on loans held for resale..................        26,087          24,235          14,085
                                                       ------------    ------------    ------------
          Total interest income......................     2,527,654       2,297,932       2,314,381
                                                       ------------    ------------    ------------
INTEREST EXPENSE
  Interest on deposits...............................       835,109         811,411         896,062
  Interest on short-term borrowings..................       366,753         141,936          79,415
  Interest on long-term debt.........................        94,676          88,054         131,671
                                                       ------------    ------------    ------------
          Total interest expense.....................     1,296,538       1,041,401       1,107,148
                                                       ------------    ------------    ------------
          NET INTEREST INCOME........................     1,231,116       1,256,531       1,207,233
PROVISION FOR LOSSES ON LOANS........................        77,062          74,045         204,056
                                                       ------------    ------------    ------------
          NET INTEREST INCOME AFTER PROVISION FOR
            LOSSES ON LOANS..........................     1,154,054       1,182,486       1,003,177
                                                       ------------    ------------    ------------
NONINTEREST INCOME
  Service charges on deposit accounts................       182,035         170,052         156,445
  Mortgage banking revenue...........................       103,987          96,785          89,965
  Bank card income...................................        37,047          26,880          38,562
  Factoring commissions..............................        31,205          29,504          30,630
  Trust service income...............................        26,395          23,920          24,116
  Profits and commissions from trading activities....         5,937           4,321           5,402
  Investment securities gains (losses)...............           381           2,128          (9,074)
  Other income.......................................       172,415         159,120         232,713
                                                       ------------    ------------    ------------
          Total noninterest income...................       559,402         512,710         568,759
                                                       ------------    ------------    ------------
NONINTEREST EXPENSE
  Salaries and employee benefits.....................       508,439         502,279         479,765
  Net occupancy expense..............................        93,054          88,122          75,974
  Equipment expense..................................        84,668          81,720          72,718
  Goodwill and other intangible amortization.........        64,101          56,388          29,333
  Other expense......................................       352,578         347,855         542,224
                                                       ------------    ------------    ------------
          Total noninterest expense..................     1,102,840       1,076,364       1,200,014
                                                       ------------    ------------    ------------
          EARNINGS BEFORE INCOME TAXES...............       610,616         618,832         371,922
Income taxes.........................................       201,306         208,834         146,316
                                                       ------------    ------------    ------------
          NET EARNINGS...............................  $    409,310    $    409,998    $    225,606
                                                       ============    ============    ============
          NET EARNINGS APPLICABLE TO COMMON SHARES...  $    407,703    $    408,240    $    223,532
                                                       ============    ============    ============
EARNINGS PER COMMON SHARE
  Basic..............................................  $       3.02    $       2.88    $       1.61
  Diluted............................................          3.00            2.85            1.58
AVERAGE COMMON SHARES OUTSTANDING
  Basic..............................................   135,170,801     141,854,254     139,034,412
  Diluted............................................   136,655,629     143,982,511     142,692,842

The accompanying notes are an integral part of these consolidated financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                    UNREALIZED
                                                                                                   GAIN (LOSS)
                                                          ADDITIONAL                               ON AVAILABLE
                                   PREFERRED    COMMON     PAID-IN      RETAINED      UNEARNED       FOR SALE
                                     STOCK      STOCK      CAPITAL      EARNINGS    COMPENSATION    SECURITIES      TOTAL
                                   ---------   --------   ----------   ----------   ------------   ------------   ----------
                                                                    (DOLLARS IN THOUSANDS)
BALANCE JANUARY 1, 1998..........  $ 54,709    $672,658   $ 562,994    $1,545,512     $(14,364)     $  52,964     $2,874,473
  Comprehensive income
    Net earnings.................        --          --          --       225,606           --             --        225,606
    Other comprehensive income,
      net of taxes
      Net change in net
         unrealized gain on
         available for sale
         securities..............        --          --          --            --           --          3,893          3,893
                                                                                                                  ----------
         Total comprehensive
           income................        --          --          --            --           --             --        229,499
  Cash dividends
    Common stock, $2.00 per
      share......................        --          --          --      (217,613)          --             --       (217,613)
    Preferred stock..............        --          --          --        (2,072)          --             --         (2,072)
    Pooled institutions prior to
      pooling....................        --          --          --       (36,768)          --             --        (36,768)
  Common stock issued under
    employee benefit plans and
    dividend reinvestment plan,
    net of stock exchanged.......        --      10,869      53,210          (279)         184             --         63,984
  Issuance of stock for
    acquisitions.................        --      26,936     128,264        50,400         (466)           388        205,522
  Other stock transactions of
    pooled institutions prior to
    pooling......................        --          --       9,446       (10,998)          --             --         (1,552)
  Conversion of preferred
    stock........................   (31,356)      7,839      23,515            --           --             --             (2)
  Common stock purchased and
    retired......................        --     (13,035)   (100,985)      (37,076)          --             --       (151,096)
  Conversion of debt of acquired
    entity.......................        --       4,358      15,345            --           --             --         19,703
                                   --------    --------   ---------    ----------     --------      ---------     ----------
BALANCE DECEMBER 31, 1998........    23,353     709,625     691,789     1,516,712      (14,646)        57,245      2,984,078
  Comprehensive income
    Net earnings.................        --          --          --       409,998           --             --        409,998
    Other comprehensive income,
      net of taxes
      Net change in net
         unrealized gain (loss)
         on available for sale
         securities..............        --          --          --            --           --       (191,462)      (191,462)
                                                                                                                  ----------
         Total comprehensive
           income................        --          --          --            --           --             --        218,536
  Cash dividends
    Common stock, $2.00 per
      share......................        --          --          --      (284,965)          --             --       (284,965)
    Preferred stock..............        --          --          --        (1,758)          --             --         (1,758)
  Common stock issued under
    employee benefit plans and
    dividend reinvestment plan,
    net of stock exchanged.......        --       3,014      18,100            --        2,886             --         24,000
  Issuance of stock for
    acquisitions.................        --       7,024      71,340         4,120           --             --         82,484
  Conversion of preferred
    stock........................    (2,478)        619       1,858            --           --             --             (1)
  Common stock purchased and
    retired......................        --     (29,103)    (31,063)     (190,639)          --             --       (250,805)
  Conversion of debt of acquired
    entity.......................        --       1,258       3,282            --           --             --          4,540
                                   --------    --------   ---------    ----------     --------      ---------     ----------
BALANCE DECEMBER 31, 1999........    20,875     692,437     755,306     1,453,468      (11,760)      (134,217)     2,776,109
  Comprehensive income
    Net earnings.................        --          --          --       409,310           --             --        409,310
    Other comprehensive income,
      net of taxes
      Net change in net
         unrealized loss on
         available for sale
         securities..............        --          --          --            --           --        130,376        130,376
                                                                                                                  ----------
         Total comprehensive
           income................        --          --          --            --           --             --        539,686
  Cash dividends
    Common stock, $2.00 per
      share......................        --          --          --      (271,091)          --             --       (271,091)
    Preferred stock..............        --          --          --        (1,607)          --             --         (1,607)
  Common stock issued under
    employee benefit plans and
    dividend reinvestment plan,
    net of stock exchanged.......        --       3,320      22,681        (1,616)      (5,162)            --         19,223
  Conversion of preferred
    stock........................    (1,184)        296         888            --           --             --             --
  Common stock repurchased.......        --     (22,379)    (24,495)      (95,392)          --             --       (142,266)
                                   --------    --------   ---------    ----------     --------      ---------     ----------
BALANCE DECEMBER 31, 2000........  $ 19,691    $673,674   $ 754,380    $1,493,072     $(16,922)     $  (3,841)    $2,920,054
                                   ========    ========   =========    ==========     ========      =========     ==========

The accompanying notes are an integral part of these consolidated financial statements.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                           ---------------------------------------
                                                              2000          1999          1998
                                                           -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
  Net earnings...........................................  $   409,310   $   409,998   $   225,606
  Reconciliation of net earnings to net cash provided by
     operating activities:
     Provision for losses on loans, other real estate,
       and FHA/VA foreclosure claims, net of decrease....       76,040        75,024       174,254
     Depreciation and amortization of premises and
       equipment.........................................       79,225        69,625        63,424
     Amortization and write-offs of intangibles..........       84,004        76,182        53,772
     Provisions for merger-related, charter
       consolidation, and other expenses.................           --            --        50,806
     Net amortization of investment securities...........        2,798         6,153         5,969
     Net realized (gains) losses on sales of investment
       securities........................................         (381)       (2,128)        9,074
     Deferred income tax expense (benefit)...............       53,796        28,171       (33,476)
     (Increase) decrease in assets
          Trading account assets and loans held for
            resale.......................................       55,439       (23,591)     (354,088)
          Other assets...................................       81,426       130,967      (122,217)
     Increase (decrease) in accrued interest, expenses,
       taxes, and other liabilities......................       49,695      (167,926)       18,937
     Other, net..........................................        9,511         6,872         9,631
                                                           -----------   -----------   -----------
          Net cash provided by operating activities......      900,863       609,347       101,692
                                                           -----------   -----------   -----------
INVESTING ACTIVITIES
  Net decrease in short-term investments.................       29,539       744,576        14,989
  Proceeds from sales of available for sale securities...      453,839     1,171,870     1,497,976
  Proceeds from maturities, calls, and prepayments of
     available for sale securities.......................    1,037,613     4,711,359     4,780,164
  Purchases of available for sale securities.............     (659,391)   (5,098,264)   (7,974,518)
  Net (increase) decrease in loans.......................   (2,629,254)      281,349     1,418,766
  Net cash received from (paid for) acquired
     institutions........................................      (39,620)      (45,302)    1,306,523
  Purchases of premises and equipment, net...............      (42,423)      (67,407)      (82,052)
                                                           -----------   -----------   -----------
          Net cash provided (used) by investing
            activities...................................   (1,849,697)    1,698,181       961,848
                                                           -----------   -----------   -----------
FINANCING ACTIVITIES
  Net decrease in deposits...............................     (257,567)   (5,173,562)     (244,689)
  Net increase (decrease) in short-term borrowings.......      664,392     3,515,085      (189,827)
  Proceeds from long-term debt, net......................    1,100,550           186       671,200
  Repayment of long-term debt............................     (279,828)     (320,301)   (1,091,478)
  Proceeds from issuance of common stock.................       11,950        20,660        42,364
  Purchase and retirement of common stock, including
     stock transactions of acquired entities prior to
     acquisition.........................................     (142,266)     (250,805)     (151,096)
  Cash dividends paid....................................     (272,714)     (286,756)     (256,871)
  Other, net.............................................           --           802            --
                                                           -----------   -----------   -----------
          Net cash provided (used) by financing
            activities...................................      824,517    (2,494,691)   (1,220,397)
                                                           -----------   -----------   -----------
  Net decrease in cash and cash equivalents..............     (124,317)     (187,163)     (156,857)
  Cash and cash equivalents at the beginning of the
     year................................................    1,179,019     1,366,182     1,523,039
                                                           -----------   -----------   -----------
  Cash and cash equivalents at the end of the year.......  $ 1,054,702   $ 1,179,019   $ 1,366,182
                                                           ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURES
  Cash paid for
     Interest............................................  $ 1,222,028   $ 1,057,553   $ 1,102,454
     Income taxes........................................      101,574       169,612       183,979
  Unrealized gain (loss) on available for sale
     securities..........................................       (5,787)     (212,641)       93,133

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

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  BUSINESS AND SUMMARY OF
         SIGNIFICANT ACCOUNTING POLICIES

     BUSINESS. Union Planters Corporation (Union Planters or the Company) is a multi-state bank holding company headquartered in Memphis, Tennessee. Union Planters operates three banking subsidiaries with 847 banking offices and 1,065 ATMs in Alabama, Arkansas, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee, and Texas. At December 31, 2000, Union Planters had consolidated total assets of $34.7 billion, making it the 27th largest bank holding company based in the United States and the largest headquartered in Tennessee. Through its subsidiaries, Union Planters provides a diversified range of financial services in the communities in which it operates including consumer, commercial, and corporate lending; retail banking; and other ancillary financial services traditionally furnished by full-service financial institutions. Additional services offered include factoring operations; mortgage origination and servicing; investment management and trust services; the issuance of debit cards; the offering of credit cards; the origination, packaging, and securitization of loans, primarily the government-guaranteed portion of Small Business Administration (SBA) loans; the collection of delinquent FHA/VA government-insured/guaranteed loans purchased from third parties and from GNMA pools serviced for others; full-service and discount brokerage; and the sale of annuities and bank-eligible insurance products.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES. The accounting and reporting policies of Union Planters and its subsidiaries conform with generally accepted accounting principles and general practices within the financial services industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant estimate relates to the adequacy of the allowance for losses on loans. Actual results could differ from those estimates. The following is a summary of the more significant accounting policies of Union Planters.

     BASIS OF PRESENTATION. The consolidated financial statements include the accounts of Union Planters and its subsidiaries after elimination of significant intercompany accounts and transactions. Prior period consolidated financial statements have been restated to include the accounts of acquisitions accounted for using the pooling of interests method of accounting. Business combinations accounted for as purchases are included in the consolidated financial statements from their respective dates of acquisition. Assets and liabilities of financial institutions accounted for as purchases are adjusted to their fair values as of their dates of acquisition. Certain 1998 and 1999 amounts have been reclassified to conform with the 2000 financial reporting presentation.

     STATEMENT OF CASH FLOWS. Cash and cash equivalents include cash, due from banks, and federal funds sold in the amounts of $36 million, $51 million, and $95 million at December 31, 2000, 1999, and 1998, respectively. Noncash transfers to foreclosed properties from loans for the years ended December 31, 2000, 1999, and 1998 were $36.2 million, $42.7 million, and $28.0 million, respectively. Other noncash transactions are detailed in Notes 2 and 10.

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

     Debt securities that Union Planters has the positive intent and ability to hold to maturity are classified as held to maturity securities and carried at cost, adjusted for the amortization of premium and accretion of discount using the level-yield method. Generally, the held to maturity portfolios of acquired entities are reclassified to the available for sale portfolio upon acquisition. At December 31, 2000 and 1999, Union Planters had no securities classified as held to maturity.

     Debt and equity securities which Union Planters has not classified as held to maturity or trading are classified as available for sale securities. These securities are reported at fair value, with unrealized gains and losses, net of deferred taxes, reported as a component of shareholders' equity. Gains or losses from sales of available for sale securities are computed using the specific identification method and are included in investment securities gains (losses) together with impairment losses considered other than temporary.

     LOANS HELD FOR RESALE. Loans held for resale include mortgage and other loans and are carried at the lower of cost or fair value on an aggregate basis.

     LOANS. Loans are carried at the principal amount outstanding. Interest income on loans is

NOTE 1.  BUSINESS AND SUMMARY OF
         SIGNIFICANT ACCOUNTING
         POLICIES (CONTINUED)

recognized using constant yield methods except for unearned income which is recorded as income using a method which approximates the interest method. Loan origination fees and direct loan origination costs are deferred and recognized over the life of the related loans as adjustments to interest income.

     LOAN SALES. When Union Planters sells loans in securitizations, it may retain one or more subordinated tranches, servicing rights and in some cases a cash reserve account, all of which are retained interests in the securitized loans. Gain or loss on the sale of the loans depends in part on the previous carrying amounts of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair values, quoted market prices are used if available. If quotes are not available for the retained interests, Union Planters estimates fair value based on the present value of future expected cash flows using management's best estimate of key assumptions -- credit losses, prepayment speeds, forward yield curves and discount rates commensurate with the risks involved.

     NONPERFORMING LOANS. Nonperforming loans consist of nonaccrual loans and restructured loans. Loans, other than consumer loans, are generally placed on nonaccrual status and interest is not recorded if, in management's opinion, payment in full of principal or interest is not expected or when payment of principal or interest is past due 90 days or more, unless the loan is both well-secured and in the process of collection. Reference is made to Note 5 for a description of a change in the application of the nonaccrual policy related to single family residential mortgages. Consumer loans are automatically charged off when they become 120 days past due. In the interim, consumer loans are placed on nonaccrual status upon the occurrence of certain events, such as bankruptcy. FHA/VA government-insured/guaranteed loans which are past due 90 days or more are placed on nonaccrual status when interest claim reimbursements are likely to be denied due to missed filing dates in the foreclosure process.

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

     GOODWILL AND OTHER INTANGIBLES. The unamortized costs in excess of the fair value of acquired net tangible assets are included in goodwill and other intangibles. Identifiable intangibles, except for premiums on purchased deposits which are amortized on a straight-line method over periods up to 15 years, are amortized over the estimated periods benefited. Goodwill is generally amortized on a straight-line basis over periods up to 25 years. For acquisitions where the fair value of net assets acquired exceeds the purchase price, the resulting negative goodwill is allocated proportionally to noncurrent, nonmonetary assets.

     IMPAIRMENT OF CERTAIN ASSETS. Union Planters has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations and certain related identifiable intangibles when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Additionally, long-lived assets and related identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair

NOTE 1.  BUSINESS AND SUMMARY OF
         SIGNIFICANT ACCOUNTING
         POLICIES (CONTINUED)

value, less selling costs. Union Planters has adopted this methodology for evaluating impairment of goodwill and other intangibles separate from any associated long-lived assets. In applying this methodology, Union Planters evaluates the carrying value of the goodwill and other intangibles against undiscounted after-tax cash flows from the acquired assets. If such cash flows exceed the carrying value, no impairment adjustment is recorded. If such cash flows are less than the carrying values, the cash flows are discounted and the carrying values are adjusted to the amount of the discounted cash flows. Additionally, the fair value of the assets/ business is also considered in evaluating the carrying value of the goodwill.

     MORTGAGE SERVICING RIGHTS. Mortgage servicing rights are accounted for under the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which became effective January 1, 1997. SFAS No. 125 superseded SFAS No. 122, "Accounting for Mortgage Servicing Rights," but did not significantly change the methodology used to account for servicing rights. Union Planters had adopted SFAS No. 122 and, at the time of adoption, began capitalizing originated servicing rights. The adoption did not have a material impact on financial position or results of operations. Prior to that date, capitalization had been limited to purchased servicing. The servicing rights capitalized are amortized in proportion to and over the period of estimated servicing income. Management stratifies servicing rights based on origination period and interest rate, and evaluates the recoverability in relation to the impact of actual and anticipated loan portfolio prepayment, foreclosure, and delinquency experience. Union Planters did not have a valuation allowance associated with the mortgage servicing rights portfolio as of December 31, 2000 or 1999.

     OTHER REAL ESTATE. Properties acquired through foreclosure and unused bank premises are stated at fair value, reduced by estimated selling costs. Write-downs of the foreclosed assets at or prior to the date of foreclosure are charged to the allowance for losses on loans. Subsequent write-downs, income and expense incurred in connection with holding such assets, and gains and losses realized from the sales of such assets are included in noninterest income and expense. At December 31, 2000 and 1999, net other real estate was $40.4 million and $35.9 million, respectively.

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

RECENT ACCOUNTING PRONOUNCEMENTS

     ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of this statement require that derivative instruments be carried at fair value on the balance sheet. The statement continues to allow derivative instruments to be used to hedge various risks and sets forth specific criteria to be used to determine when hedge accounting can be used. The statement also provides for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period. However, any changes in fair value or cash flow that represent the ineffective portion of a hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings.

     The provisions of this statement became effective for quarterly and annual reporting beginning January 1, 2001. The implementation of this statement did not have a material impact on Union Planters' financial position, results of

NOTE 1.  BUSINESS AND SUMMARY OF
         SIGNIFICANT ACCOUNTING
         POLICIES (CONTINUED)

operations, and cash flow, since the organization has limited activity covered by this statement. The new statement does have some impact on the Company's mortgage banking operations.

     ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES. In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. This statement supersedes SFAS No. 125, although it retains most of SFAS 125's provisions without modification. SFAS 140 is effective for transactions occurring after March 31, 2001 and is not expected to have a material impact on Union Planters financial condition, results of operations, and cash flows. Disclosures regarding securitizations are effective for all fiscal years ending after December 15, 2000 and are reflected in Note 5.

NOTE 2.  ACQUISITIONS

     POOLINGS OF INTERESTS. Union Planters consummated, in the three-year period ended December 31, 2000, the following acquisitions which were accounted for as pooling of interests. The information below is as of the date of acquisition.

                                                    DATE        COMMON
                                                  ACQUIRED   SHARES ISSUED   TOTAL ASSETS   TOTAL EQUITY
                                                  --------   -------------   ------------   ------------
                                                                                (DOLLARS IN MILLIONS)
1998 ACQUISITIONS
Magna Group, Inc................................    7/1/98    33,398,818       $ 7,683         $  643
Peoples First Corporation.......................    7/1/98     6,031,031         1,427            151
CB&T, Inc.......................................    7/7/98     1,449,127           278             34
First National Bancshares of Wetumpka, Inc......   7/31/98       835,709           202             23
Merchants Bancshares, Inc.......................   7/31/98     2,018,744           565             62
Alvin Bancshares, Inc...........................    8/1/98       423,869           117             12
AMBANC Corporation..............................   8/31/98     3,387,548           740             75
Transflorida Bank...............................   8/31/98     1,655,371           334             40
Southeast Bancorp, Inc..........................  12/31/98     1,203,942           324             20
FSB, Inc........................................  12/31/98       907,177           145             17
Ready State Bank................................  12/31/98     3,196,954           622             50
Other acquisitions (four acquisitions)..........   Various     1,773,968           456             45
                                                              ----------       -------         ------
          Total.................................              56,282,258       $12,893         $1,172
                                                              ==========       =======         ======

     PURCHASE ACQUISITIONS. During the three-year period ended December 31, 2000, Union Planters consummated the following acquisitions that were accounted for as purchases.

                                    DATE                              TOTAL        RESULTING       TOTAL
INSTITUTION                       ACQUIRED      CONSIDERATION         ASSETS      INTANGIBLES      EQUITY
-----------                       --------   --------------------  ------------   -----------   ------------
                                                                             (DOLLARS IN MILLIONS)
Sho-Me Financial Corporation....    1/1/98   1,153,459 shares of      $  374         $ 29           $ 61
                                             common stock
Duck Hill Bank..................    8/1/98   42,396 shares of             21            1              3
                                             common stock
Purchase of 24 branches and
  assumption of $1.5 billion of
  deposits of California Federal
  Bank in Florida (Florida
  Branch Purchase)..............   9/11/98   $110 million in cash      1,389          110            N/A
First Mutual Bancorp............   1/31/99   1,404,816 shares of         403           37             79
                                             common stock
First & Farmers Bancshares,
  Inc. .........................    2/1/99   $76 million in cash         411           42            N/A
Purchase of 56 branches, and
  assumption of $1.7 billion of
  deposits of First Chicago NBD
  Corporation in Indiana
  (Indiana Branch Purchase).....    3/5/99   $283 million in cash      1,903          283            N/A
Republic Banking Corporation of
  Florida.......................   7/16/99   $410 million in cash      1,792          269            N/A
Strategic Outsourcing, Inc. ....   4/26/00   $46 million in cash          20           47            N/A
                                                                      ------         ----           ----
          Total.................                                      $6,313         $818           $143
                                                                      ======         ====           ====

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

NOTE 3.  RESTRICTIONS ON CASH AND DUE FROM BANKS

     Union Planters' banking subsidiaries are required to maintain noninterest-bearing average reserve balances with the Federal Reserve Bank. Average balances required to be maintained for such purposes during 2000 and 1999 were $11 million and $42 million, respectively.

NOTE 4.  INVESTMENT SECURITIES

     The following is a summary of Union Planters' investment securities, all of which were classified as "available for sale."

                                                                    DECEMBER 31, 2000
                                                       -------------------------------------------
                                                                       UNREALIZED
                                                       AMORTIZED    -----------------      FAIR
                                                          COST       GAINS    LOSSES      VALUE
                                                       ----------   -------   -------   ----------
                                                                 (DOLLARS IN THOUSANDS)
U.S. Government obligations
  U.S. Treasury......................................  $   99,396   $   691   $    78   $  100,009
  U.S. Government agencies
     Collateralized mortgage obligations.............   2,271,674     4,561    21,157    2,255,078
     Mortgage-backed.................................     484,557     5,391     2,852      487,096
     Other...........................................     835,997     3,795     4,460      835,332
                                                       ----------   -------   -------   ----------
          Total U.S. Government obligations..........   3,691,624    14,438    28,547    3,677,515
Obligations of states and political subdivisions.....   1,208,201    24,355     5,227    1,227,329
Other stocks and securities..........................   1,949,632     8,792    19,598    1,938,826
                                                       ----------   -------   -------   ----------
          Total available for sale securities........  $6,849,457   $47,585   $53,372   $6,843,670
                                                       ==========   =======   =======   ==========

                                                                   DECEMBER 31, 1999
                                                      --------------------------------------------
                                                                       UNREALIZED
                                                      AMORTIZED    ------------------      FAIR
                                                         COST       GAINS     LOSSES      VALUE
                                                      ----------   -------   --------   ----------
                                                                 (DOLLARS IN THOUSANDS)
U.S. Government obligations
  U.S. Treasury.....................................  $  165,335   $   398   $  1,190   $  164,543
  U.S. Government agencies
     Collateralized mortgage obligations............   2,440,301       498     85,350    2,355,449
     Mortgage-backed................................     650,125     3,507     16,870      636,762
     Other..........................................   1,048,180     1,879     26,232    1,023,827
                                                      ----------   -------   --------   ----------
          Total U.S. Government obligations.........   4,303,941     6,282    129,642    4,180,581
Obligations of states and political subdivisions....   1,303,088    13,902     43,845    1,273,145
Other stocks and securities.........................   2,078,067     3,510     62,848    2,018,729
                                                      ----------   -------   --------   ----------
          Total available for sale securities.......  $7,685,096   $23,694   $236,335   $7,472,455
                                                      ==========   =======   ========   ==========

     The following table presents the gross realized gains and losses on available for sale investment securities for the years ended December 31, 2000, 1999, and 1998.

                        2000      1999       1998
                       -------   -------   --------
                          (DOLLARS IN THOUSANDS)
Realized gains.......  $ 2,181   $ 5,785   $ 26,088
Realized losses......   (1,800)   (3,657)   (35,162)

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

     OTHER COMPREHENSIVE INCOME. The following table presents a reconciliation of the net change in unrealized gains (losses) on available for sale securities:

                                                            BEFORE-TAX   TAX (EXPENSE)     NET OF
                                                              AMOUNT        BENEFIT      TAX AMOUNT
                                                            ----------   -------------   ----------
                                                                    (DOLLARS IN THOUSANDS)
2000
  Change in the unrealized losses on available for sale
     securities...........................................  $ 207,235      $(76,626)     $ 130,609
  Less: Reclassification for gains included in net
     earnings.............................................        381          (148)           233
                                                            ---------      --------      ---------
  Net change in the unrealized losses on available for
     sale securities......................................  $ 206,854      $(76,478)     $ 130,376
                                                            =========      ========      =========
1999
  Change in the unrealized losses on available for sale
     securities...........................................  $(303,646)     $113,484      $(190,162)
  Less: Reclassification for gains included in net
     earnings.............................................      2,128          (828)         1,300
                                                            ---------      --------      ---------
  Net change in the unrealized losses on available for
     sale securities......................................  $(305,774)     $114,312      $(191,462)
                                                            =========      ========      =========
1998
  Change in the unrealized gains on available for sale
     securities...........................................  $     823      $   (320)     $     503
  Less: Reclassification for losses included in net
     earnings.............................................     (9,074)        5,684         (3,390)
                                                            ---------      --------      ---------
  Net change in the unrealized gains on available for sale
     securities...........................................  $   9,897      $ (6,004)     $   3,893
                                                            =========      ========      =========

     Investment securities having a fair value of approximately $3.3 billion and $2.8 billion at December 31, 2000 and 1999, respectively, were pledged to secure public and trust funds on deposit, securities sold under agreements to repurchase, and Federal Home Loan Bank (FHLB) advances. Included in available for sale investment securities is $230.9 million and $203.8 million of Federal Home Loan Bank and Federal Reserve Bank stock at December 31, 2000 and 1999, respectively, for which there is no readily determinable market value.

     The fair values, contractual maturities, and weighted average yields of available for sale investment securities as of December 31, 2000 are as follows:

                                                              MATURING
                           ------------------------------------------------------------------------------
                              WITHIN ONE        AFTER ONE BUT       AFTER FIVE BUT
                                 YEAR         WITHIN FIVE YEARS    WITHIN TEN YEARS     AFTER TEN YEARS           TOTAL
                           ----------------   -----------------   ------------------   ------------------   ------------------
                            AMOUNT    YIELD    AMOUNT     YIELD     AMOUNT     YIELD     AMOUNT     YIELD     AMOUNT     YIELD
                           --------   -----   --------    -----   ----------   -----   ----------   -----   ----------   -----
                                                  (FULLY TAXABLE-EQUIVALENT BASIS/DOLLARS IN THOUSANDS)
U.S. Government
  obligations
  U.S. Treasury..........  $ 48,221   5.84%   $ 50,978    5.94%   $      197   6.61%   $       --     --%   $   99,396   5.89%
  U.S. Government
    agencies
    Collateralized
      mortgage
      obligations........       149   4.71       1,631    7.65       536,108   6.06     1,733,786   6.19     2,271,674   6.16
    Mortgage-backed......    10,194   5.47      93,048    6.32       166,608   6.70       214,707   6.91       484,557   6.69
    Other................   192,225   5.71     418,824    6.09       105,476   6.68       119,472   7.12       835,997   6.22
                           --------           --------            ----------           ----------           ----------
        Total U.S.
          Government
          obligations....   250,789   5.72     564,481    6.12       808,389   6.27     2,067,965   6.32     3,691,624   6.24
Obligations of states and
  political
  subdivisions...........    46,237   8.06     172,094    8.18       537,581   7.91       452,289   7.75     1,208,201   7.90
Other stocks and
  securities
  Federal Reserve Bank
    and Federal Home Loan
    Bank stock...........        --     --          --      --            --     --       230,920   7.19       230,920   7.19
  Bonds, notes, and
    debentures...........     1,963   7.60       1,749    5.91         5,157   6.01            --     --         8,869   6.34
  Collateralized mortgage
    obligations..........        33   6.15      77,378    5.64       121,244   6.01     1,495,642   7.18     1,694,297   7.03
  Other..................     7,568   6.97       1,175    8.00           371   6.15         6,432   6.88        15,546   6.99
                           --------           --------            ----------           ----------           ----------
        Total other
          stocks and
          securities.....     9,564   7.10      80,302    5.68       126,772   6.01     1,732,994   7.18     1,949,632   7.04
                           --------           --------            ----------           ----------           ----------
        Total amortized
          cost of
          available for
          sale
          securities.....  $306,590   6.12    $816,877    6.51    $1,472,742   6.85    $4,253,248   6.82    $6,849,457   6.76
                           ========           ========            ==========           ==========           ==========
        Total fair
          value..........  $306,585           $819,713            $1,478,499           $4,238,873           $6,843,670
                           ========           ========            ==========           ==========           ==========

     The weighted average yields are calculated by dividing the sum of the individual security yield weights (effective yield times book value) by the total book value of the securities. The weighted average yield for obligations of states and political subdivisions is adjusted to a taxable-equivalent yield, using a federal income tax rate of 35%. Expected maturities of securities will differ from contractual maturities because some borrowers have the right to call or prepay obligations without prepayment penalties. The investment securities portfolio is expected to have a principal weighted average life of 4.95 years.

NOTE 5.  LOANS

     The composition of loans is summarized as follows:

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 2000           1999
                                                              -----------    -----------
                                                               {(DOLLARS IN THOUSANDS)
Commercial, financial, and agricultural.....................  $ 5,350,425    $ 4,799,840
Foreign.....................................................      539,181        374,814
Accounts receivable -- factoring............................      677,996        555,128
Real estate -- construction.................................    2,012,611      1,581,164
Real estate -- mortgage
  Secured by 1-4 family residential.........................    6,318,291      5,554,943
  FHA/VA government-insured/guaranteed......................      283,543        519,213
  Other mortgage............................................    5,247,206      4,591,110
Home equity.................................................      685,567        584,546
Consumer....................................................    2,756,834      2,835,014
Direct lease financing......................................      110,583         78,726
                                                              -----------    -----------
          Total loans.......................................  $23,982,237    $21,474,498
                                                              ===========    ===========

     Nonperforming loans are summarized as follows:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 2000          1999
                                                              ----------    ----------
                                                               (DOLLARS IN THOUSANDS)
Nonaccrual loans............................................   $133,269      $127,766
Restructured loans..........................................      1,512         1,878
                                                               --------      --------
          Total.............................................   $134,781      $129,644
                                                               ========      ========

     At December 31, 2000 and 1999, Union Planters had $3.6 million and $6.6 million, respectively, of FHA/VA government-insured/ guaranteed loans on nonaccrual status. Since these loans are government-insured/guaranteed, Union Planters does not expect any loss of principal. The loans were placed on nonaccrual status because the contractual payment of interest by FHA/VA had stopped.

     In the third quarter of 1999, Union Planters changed its policy related to placing single family residential mortgage loans on nonaccrual status to conform to industry practice. Previously, single family residential mortgage loans were automatically placed on nonaccrual status after they became past due 90 days or more. Prospectively, these loans are placed on nonaccrual status unless the loan is both well secured and in the process of collection. The impact of the change was to reduce single family residential mortgage loans on nonaccrual status approximately $50 million, with loans past due 90 days or more and still accruing interest increasing by a corresponding amount.

     The impact on net interest income of nonperforming loans was not material for the three years ended December 31, 2000. Also, there were no significant outstanding commitments to lend additional funds at December 31, 2000.

     Certain of Union Planters' bank subsidiaries, principally Union Planters Bank, National Association (UPB), have granted loans to Union Planters' directors, executive officers, and their affiliates. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and does not involve more than normal risks of collectability. The aggregate dollar amount of these loans was $15.2 million and $19.4 million at December 31, 2000 and 1999, respectively. During 2000, $13.4 million of new loans and advances under credit lines were made to related parties, all of which were new relationships not included in the 1999 balance; repayments totaled approximately $200,000. Additionally, the balance at December 31, 1999 was reduced $17.4 million for loans related to former directors, executive officers, and their affiliates that were no longer considered related parties.

SALES OF LOANS

     During 2000, Union Planters sold fixed rate residential mortgage loans in securitization transactions. In all these securitizations, Union Planters retained servicing responsibilities. Union Planters receives annual servicing fees at a percentage of the outstanding balance (.5% to 1%) and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. The investors and the securitization trusts have no recourse to Union Planters' other assets for failure of debtors to pay when due. Union Planters' retained interests are subordinate to investors' interests. Their value is subject to credit, prepayment, and interest-rate risks on the transferred financial assets. In 2000, Union Planters recognized a pretax gain of $2.8 million on the securitization of $707 million of residential mortgage loans.

     Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed during 2000 were as follows:

                                                              RESIDENTIAL MORTGAGE LOANS
                                                                      FIXED-RATE
                                                              --------------------------
Prepayment speed............................................            14.50%
Weighted-average life (in years)............................             7.27%
Expected credit losses......................................              .20%
Residual cash flows discounted at...........................            12.78%

     At December 31, 2000, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows:

                                                              RESIDENTIAL MORTGAGE LOANS
                                                                      FIXED-RATE
                                                              --------------------------
                                                                (DOLLARS IN MILLIONS)
Carrying amount/fair value of retained interests............            $ 67.7
Weighted-average life (in years)............................              6.98
Weighted average prepayment speed assumptions (annual
  rate).....................................................                14%
  Impact on fair value of 10% adverse change................            $ (1.2)
  Impact on fair value of 20% adverse change................            $ (1.9)
Weighted average discount rate..............................             16.60%
  Impact on fair value of 10% adverse change................            $ (3.2)
  Impact on fair value of 20% adverse change................            $ (6.1)

     These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The impact on the fair value of the retained interests related to credit losses for the 10% and 20% adverse changes totaled ($300,000) and ($700,000), respectively. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

     In addition to the loan securitizations, in 2000, the Company sold loans totaling $68.8 million, which resulted in pretax gains of $3.7 million. Securitization and sale of loans in 1999 totaled $442 million, resulting in gains of $10.4 million. In 1998, Union Planters sold substantially all of its credit card portfolio, $440 million of loans, to a third party, which resulted in a pretax gain of $72.7 million. An additional gain of $3.3 million was recognized in 1999 related to the sale of the remaining credit card portfolio of $20 million.

NOTE 6.  ALLOWANCE FOR LOSSES ON LOANS

     The changes in the allowance for losses on loans are summarized as follows:

                                                                2000        1999        1998
                                                              ---------   ---------   ---------
                                                                   (DOLLARS IN THOUSANDS)
Balance, January 1..........................................  $ 342,300   $ 321,476   $ 324,474
  Increase due to acquisitions..............................         --      43,075      15,920
  Decrease due to the sale of certain loans.................     (1,992)         --     (36,693)
  Provision for losses on loans.............................     77,062      74,045     204,056
  Recoveries of loans previously charged off................     49,463      52,861      29,016
  Loans charged off.........................................   (131,381)   (149,157)   (215,297)
                                                              ---------   ---------   ---------
Balance, December 31........................................  $ 335,452   $ 342,300   $ 321,476
                                                              =========   =========   =========

     At December 31, 1998, Union Planters had an impaired loan totaling $11.9 million, which had a valuation reserve recorded in the fourth quarter of 1998 of $7 million. In 1999, this loan was substantially charged off and no valuation reserve remains.

NOTE 7.  PREMISES AND EQUIPMENT

     A summary of premises and equipment follows:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 2000          1999
                                                              ----------    ----------
                                                               (DOLLARS IN THOUSANDS)
Land........................................................  $  127,693    $  130,146
Buildings and improvements..................................     511,146       509,728
Leasehold improvements......................................      48,704        49,138
Equipment...................................................     437,986       419,068
Construction in progress....................................      14,992        11,867
                                                              ----------    ----------
                                                               1,140,521     1,119,947
Less accumulated depreciation and amortization..............    (538,303)     (482,319)
                                                              ----------    ----------
          Total premises and equipment......................  $  602,218    $  637,628
                                                              ==========    ==========

NOTE 8.  INTEREST-BEARING DEPOSITS

     The following table presents the maturities of interest-bearing deposits at December 31, 2000 (Dollars in thousands).

2001........................................................  $ 9,039,777
2002........................................................    1,104,304
2003........................................................      340,606
2004........................................................       97,754
2005........................................................      129,689
2006 and after..............................................       36,803
                                                              -----------
          Total time deposits...............................   10,748,933
          Interest-bearing deposits with no stated
          maturity..........................................    8,300,152
                                                              -----------
          Total interest-bearing deposits...................  $19,049,085
                                                              ===========

NOTE 9.  BORROWING

     SHORT-TERM BORROWINGS. Short-term borrowings include short-term FHLB advances, federal funds purchased and securities sold under agreements to repurchase, and other short-term borrowings having original maturities of one year or less. Short-term FHLB advances are borrowings from the FHLB, which are secured by mortgage-backed securities and mortgage loans. Federal funds purchased arise primarily from Union Planters' market activity with its correspondent banks and generally mature in one business day. Securities sold under agreements to repurchase are secured by U.S. Government and agency securities. Short-term borrowings are summarized as follows:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
YEAR-END BALANCES
  Short-term FHLB advances..................................  $2,400,000   $3,000,000
  Federal funds purchased...................................   1,813,639      945,869
  Securities sold under agreements to repurchase............   1,869,186    1,476,142
  Other short-term borrowings...............................       4,071          493
                                                              ----------   ----------
          Total short-term borrowings.......................  $6,086,896   $5,422,504
                                                              ==========   ==========

                                                                       DECEMBER 31,
                                                           ------------------------------------
                                                              2000         1999         1998
                                                           ----------   ----------   ----------
                                                                  (DOLLARS IN THOUSANDS)
FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER
  AGREEMENTS TO REPURCHASE
  Daily average balance..................................  $2,907,150   $1,980,674   $1,454,025
  Weighted average interest rate.........................        5.96%        4.62%        5.17%
  Maximum outstanding at any month end...................  $3,750,359   $2,422,011   $1,892,426
  Weighted average interest rate at December 31..........        5.99%        4.65%        4.58%
SHORT-TERM FHLB ADVANCES
  Daily average balance..................................  $2,719,331   $  928,493   $      N/A
  Weighted average interest rate.........................        6.48%        5.42%         N/A
  Maximum outstanding at any month end...................  $3,275,000   $3,000,000   $      N/A
  Weighted average interest rate at December 31..........        6.59%        5.92%         N/A

     BANK NOTES. In December 1998, UPB established a $5 billion senior and subordinated bank note program. Under the program, UPB may issue senior bank notes with maturities ranging from 30 days to one year from their respective issue dates (Short-Term Senior Notes), senior bank notes with maturities more than one year to 30 years from their respective dates of issue (Medium-Term Senior Notes), and subordinated bank notes with maturities from 5 years to 30 years from their respective dates of issue (Subordinated Notes). At December 31, 2000 and 1999, only Medium-Term
Senior Notes were outstanding. A summary of these notes follows:

                                                        SHORT-TERM       MEDIUM-TERM SENIOR NOTES
                                                       SENIOR NOTES            DECEMBER 31,
                                                     -----------------   -------------------------
                                                     DECEMBER 31, 2000      2000          1999
                                                     -----------------   -----------   -----------
                                                                (DOLLARS IN THOUSANDS)
Balances at year end...............................      $     --        $    60,000   $    60,000
Average balance for the year.......................       250,273             60,000        91,356
Weighted average interest rate.....................          6.87%              6.83%         6.74%
Weighted average interest rate at year end.........            --               6.79          6.79
Fixed rate notes...................................            --        $    60,000   $    60,000
Range of maturities................................            --         8/01-10/01    8/01-10/01

     The principal maturities of Medium-Term Senior Notes subsequent to December 31, 2000 are $60 million in 2001.

     FEDERAL HOME LOAN BANK ADVANCES. Certain of Union Planters' banking and thrift subsidiaries have advances from the FHLB under Blanket Agreements for Advances and Security Agreements (the Agreements). These advances have an original maturity of greater than one year. The Agreements enable these subsidiaries to borrow funds from the FHLB to fund mortgage loan programs and to satisfy certain other funding needs. The value of the mortgage-backed securities and mortgage loans pledged under the Agreements must be maintained at not less than 115% and 150%, respectively, of the advances outstanding. At December 31, 2000, Union Planters' subsidiaries had an adequate amount of mortgage-backed securities and loans to satisfy the collateral requirements. A summary of the advances is as follows:

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 2000           1999
                                                              -----------    -----------
                                                                (DOLLARS IN THOUSANDS)
Balances at year end........................................  $ 1,101,619    $   203,032
Range of interest rates.....................................   1.75%-6.72%    1.75%-6.85%
Range of maturities.........................................    2001-2021      2000-2015

     The principal maturities of FHLB advances subsequent to December 31, 2000 are $600.2 million in 2001, $500.6 million in 2002, $43,000 in 2003, $208,000 in
2004, $43,000 in 2005, and $567,000 after 2005.

     OTHER LONG-TERM DEBT. Union Planters' other long-term debt is summarized as follows:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2000         1999
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
Corporation-Obligated Mandatorily Redeemable Capital
  Pass-through Securities of Subsidiary Trust holding solely a Corporation-Guaranteed Related Subordinated Note (Trust
  Preferred Securities).....................................  $199,080     $199,044
Variable rate asset-backed certificates.....................   100,000      175,000
6.75% Subordinated Notes due 2005...........................    99,714       99,655
6.25% Subordinated Notes due 2003...........................    74,352       74,800
6.50% Putable/Callable Subordinated Notes due 2018..........   300,869      301,055
Other long-term debt........................................     3,337        5,184
                                                              --------     --------
          Total other long-term debt........................  $777,352     $854,738
                                                              ========     ========

     Corporation-Obligated Mandatorily Redeemable Capital Pass-through Securities of Subsidiary Trust holding solely a Corporation-Guaranteed Related Subordinated Note represents Capital Securities issued by Union Planters Capital Trust A (the UPC Trust). In 1996, the UPC Trust issued $200 million of 8.20% Capital Trust Pass-through Securities(SM) (Trust Preferred Securities) at 99.468% which represented an undivided beneficial interest in the assets of the UPC Trust, a statutory business trust created under the laws of the state of Delaware. Union Planters owns all of the common securities of the UPC Trust representing an undivided beneficial interest in the assets of the UPC Trust. The sole asset of the UPC Trust is $206.2 million (carrying value of $205.2 million at December 31, 2000 and 1999) of 8.20% Junior Subordinated Deferrable Interest Debentures of Union Planters issued at 99.468%, which will mature on December 15, 2026. The distributions payable on the Trust Preferred Securities are a fixed rate per annum, 8.20% of the stated liquidation amount, and are cumulative from the date of issuance.

     Union Planters has the right, at any time, subject to certain conditions, to defer payments of interest on the Subordinated Debentures, in which case distributions on Trust Preferred Securities would likewise be deferred. Upon electing to defer such interest payments, Union Planters will be prohibited from paying dividends on its common and preferred stock and interest on certain outstanding borrowings. The Subordinated Debt and, therefore, the Trust Preferred Securities are redeemable by Union Planters at a call price, plus accrued and unpaid interest to the date of redemption, in whole or in part and from time-to-time on or after December 15, 2006, subject to certain conditions. In certain limited circumstances, primarily related to certain tax events, the Subordinated Debt and, therefore, the Trust Preferred Securities are redeemable at par, plus accrued interest to date of redemption. The Trust Preferred Securities qualify as Tier 1 regulatory capital and are reported in Federal Reserve regulatory reports as a minority interest in a consolidated subsidiary.

     In June 1994, December 1994, and July 1995, Capital Factors, Inc., a wholly owned subsidiary, through a wholly owned financing trust subsidiary, issued $100 million, $25 million, and $50 million, respectively, of Variable Rate Asset-Backed Certificates (Certificates) with maturity dates of December 1999, June 2000, and January 2001, respectively. The senior certificates bear an interest rate of LIBOR plus 1.25%. The interest rate on December 31, 1999 was 7.71%. The Certificates issued in June 1994 were repaid in September 1999, the Certificates issued in December 1994 were repaid in February 2000, and the Certificates issued in July 1995 were repaid in October 2000, in accordance with the terms of the issues. In April 1997, a fourth series of variable rate asset-backed certificates (the Variable Funding Certificates) that mature in June 2004 were issued. Unlike the previously issued Certificates which were fixed as to principal amount, the Variable Funding Certificates provide for a monthly settlement of principal, which may increase or decrease the outstanding amount. The fourth series includes the issuance of $95.25 million of senior Variable Funding Certificates and $4.75 million of senior subordinated Variable Funding Certificates which bear interest rates of LIBOR plus 0.75% and LIBOR plus 1.50%, respectively. The interest rates on December 31, 2000 were 7.46% and 8.21%, respectively, and 7.21% and 7.96%, respectively, at December 31, 1999. Interest on all certificates is payable monthly. The senior certificates are collateralized by interest-earning advances to factoring clients which totaled approximately $269.4 million at December 31, 2000. Such advances are made on receivables before they are due or collected by Capital Factors, Inc., which services and administers these advances and related receivables under an agreement with another financial institution. The senior certificates are subject to acceleration if certain collateral requirements are not maintained. Remaining deferred issuance costs of $320,000 are being amortized over the terms of the related series. Such costs are included in other assets on the balance sheets. A cash collateral account is required pursuant to the terms of the aforementioned agreement. Such restricted cash collateral amounted to $3.6 million and $6.4 million at December 31, 2000 and 1999, respectively, and is included in cash and due from banks.

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

     The principal maturities of other long-term debt subsequent to December 31, 2000 are $1.3 million in 2001, $1.1 million in 2002, $378,000 in 2003, $100.0 million in 2004, $174.1 million in 2005, and $500.5 million after 2005.

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

     PREFERRED STOCK.  Union Planters' preferred stock is summarized as follows:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                               2000           1999
                                                              -------        -------
                                                              (DOLLARS IN THOUSANDS)
PREFERRED STOCK, WITHOUT PAR VALUE, 10,000,000 SHARES
  AUTHORIZED FOR ALL ISSUES:
  Series E Preferred Stock..................................  $19,691        $20,875
  Series F Preferred Stock..................................       --             --
                                                              -------        -------
          Total preferred stock.............................  $19,691        $20,875
                                                              =======        =======

     SERIES E PREFERRED STOCK. At December 31, 2000 and 1999, 787,628 and 835,006 shares, respectively, of Union Planters' 8% Cumulative, Convertible, Preferred Stock, Series E (Series E Preferred Stock) were issued and outstanding. Such shares have a stated value of $25 per share on which dividends accrue at the rate of 8% per annum. Dividends are cumulative and are payable quarterly. The Series E Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Such shares have a liquidation preference of $25 per share plus unpaid dividends accrued thereon, and with the prior approval of the Federal Reserve, may be redeemed by Union Planters, in whole or in part, at any time after March 31, 1997 at $25 per share. At any time prior to redemption, each share of Series E Preferred Stock is convertible, at the option of the holder, into 1.25 shares of Union Planters' common stock. Holders of Series E Preferred Stock have no voting rights except for those provided by law and in certain other limited circumstances.

     SERIES F PREFERRED STOCK (SHAREHOLDER RIGHTS PLAN). The Board adopted a Shareholder Rights Plan, which became effective upon the expiration of the former Shareholder Rights Plan on January 19, 1999. Under the plan, each share of common stock received a tax-free dividend of one Preferred Share Purchase Right (Right). The Rights are not exercisable unless a third party acquires 15% of the common stock, or an offer is commenced for 15% or more of the common stock. At that time, the Rights can be exercised to purchase Units of Union Planters' Series F Preferred Stock. Each Unit has the same voting and dividend rights as one share of common stock, and each Right entitles the holder to purchase one Unit at a 50% discount from the then market value of one share of the common stock. If a third party merges with or otherwise acquires Union Planters, each Right can be exercised to purchase one share of common stock of the acquiring company at a 50% discount from the then market value of that stock. Rights held by the potential acquiring company cannot be exercised. The Board may extend the time period before the Rights become exercisable or redeem the Rights at $.01 per Right. These provisions give the Board the flexibility to negotiate a transaction with a potential acquiring company in the best interests of the shareholders. The Plan will expire on January 19, 2009. Union Planters authorized 300,000 shares of Series F Preferred Stock for issuance under the Plan, none of which has been issued.

     DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN. The Dividend Reinvestment and Stock Purchase Plan (the Plan) authorizes the issuance of 4,000,000 shares (2,562,018 issued through December 31, 2000) of common stock to shareholders who choose to invest all or a portion of their cash dividends or make optional cash purchases. On certain investment dates, shares may be purchased with reinvested dividends and optional cash payments without brokerage commissions. Shares issued under the Plan totaled 602,654; 433,693; and 337,804 in 2000, 1999, and 1998, respectively.

NOTE 11.  UNION PLANTERS CORPORATION
          (PARENT COMPANY ONLY)
          FINANCIAL INFORMATION

                            CONDENSED BALANCE SHEET

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 2000          1999
                                                              ----------    ----------
                                                               (DOLLARS IN THOUSANDS)
ASSETS
  Cash and cash equivalents at subsidiary banks.............  $  154,582    $  264,283
  Investment securities available for sale..................      87,891        95,490
  Advances to and receivables from subsidiaries.............      63,262         2,048
  Investment in bank and bank holding company
    subsidiaries............................................   2,991,262     2,733,158
  Investment in nonbank subsidiaries........................      16,903        17,099
  Other assets..............................................      49,277        98,612
                                                              ----------    ----------
         TOTAL ASSETS.......................................  $3,363,177    $3,210,690
                                                              ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Long-term debt (Note 9)...................................  $  379,303    $  379,656
  Loans from and payables to subsidiaries...................          --        21,825
  Other liabilities.........................................      63,820        33,100
  Shareholders' equity (Note 10)............................   2,920,054     2,776,109
                                                              ----------    ----------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.........  $3,363,177    $3,210,690
                                                              ==========    ==========

                        CONDENSED STATEMENT OF EARNINGS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
INCOME
  Dividends from bank and bank holding company
    subsidiaries............................................  $302,323   $490,115   $234,632
  Dividends from nonbank subsidiaries.......................     3,448      3,965      2,459
  Fees and interest from subsidiaries.......................    10,366      8,273     21,889
  Interest and dividends on investments, loans, and
    interest-bearing deposits at other financial
    institutions............................................     6,260      8,930     11,279
  Other income..............................................       691      2,096      3,590
                                                              --------   --------   --------
        Total income........................................   323,088    513,379    273,849
                                                              --------   --------   --------
EXPENSES
  Interest expense..........................................    28,725     28,782     28,953
  Other expense.............................................     7,694      7,012     24,880
                                                              --------   --------   --------
        Total expenses......................................    36,419     35,794     53,833
                                                              --------   --------   --------
        EARNINGS BEFORE INCOME TAXES AND EQUITY IN
        UNDISTRIBUTED EARNINGS OF SUBSIDIARIES..............   286,669    477,585    220,016
Tax benefit.................................................    (5,623)    (7,299)    (8,502)
                                                              --------   --------   --------
        EARNINGS BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF
        SUBSIDIARIES........................................   292,292    484,884    228,518
Equity in undistributed earnings (loss) of subsidiaries.....   117,018    (74,886)    (2,912)
                                                              --------   --------   --------
        NET EARNINGS........................................  $409,310   $409,998   $225,606
                                                              ========   ========   ========

NOTE 11.  UNION PLANTERS CORPORATION
          (PARENT COMPANY ONLY)
          FINANCIAL INFORMATION (CONTINUED)

                       CONDENSED STATEMENT OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2000        1999        1998
                                                              ---------   ---------   ---------
                                                                   (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
  Net earnings..............................................  $ 409,310   $ 409,998   $ 225,606
  Equity in undistributed (earnings) loss of subsidiaries...   (117,018)     74,886       2,912
  Deferred income tax benefit...............................     (3,175)     (8,314)     (6,446)
  Other, net................................................     89,271      18,224       1,865
                                                              ---------   ---------   ---------
         Net cash provided by operating activities..........    378,388     494,794     223,937
                                                              ---------   ---------   ---------
INVESTING ACTIVITIES
  Purchases of available for sale securities................    (96,359)    (41,322)   (288,039)
  Proceeds from sales of available for sale securities......    106,177     115,758     249,381
  Net (increase) decrease in investment in and receivables
    from subsidiaries.......................................    (73,094)   (102,604)     32,026
  Purchases of premises and equipment, net..................        760         204       1,946
  Other, net................................................         --          --         951
                                                              ---------   ---------   ---------
         Net cash used by investing activities..............    (62,516)    (27,964)     (3,735)
                                                              ---------   ---------   ---------
FINANCING ACTIVITIES
  Proceeds from issuance of long-term debt, net.............         --          --       4,896
  Repayment of long-term debt...............................       (500)       (356)       (541)
  Net repayments of loans from and payables to
    subsidiaries............................................    (21,825)       (922)     (5,324)
  Proceeds from issuance of common stock, net...............     11,732      20,660      34,834
  Repurchase of common stock................................   (142,266)   (250,805)   (151,279)
  Cash dividends paid.......................................   (272,714)   (286,756)   (220,103)
                                                              ---------   ---------   ---------
         Net cash used by financing activities..............   (425,573)   (518,179)   (337,517)
                                                              ---------   ---------   ---------
  Net decrease in cash and cash equivalents.................   (109,701)    (51,349)   (117,315)
  Cash and cash equivalents at the beginning of the year....    264,283     315,632     432,947
                                                              ---------   ---------   ---------
  Cash and cash equivalents at the end of the year..........  $ 154,582   $ 264,283   $ 315,632
                                                              =========   =========   =========

---------------

NONCASH ACTIVITIES. See Note 2 and Note 10, respectively, regarding acquisitions in 2000, 1999, and 1998 and the conversions of Series E Preferred Stock.

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

     Quantitative measures established by regulation to ensure capital adequacy require Union Planters and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the table below for Union Planters and its significant subsidiary, UPB) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2000, management believes that Union Planters, UPB, and Union Planters' other banking subsidiaries met all capital adequacy requirements to which they are subject.

     At December 31, 2000, the most recent notification from the Office of the Comptroller of the Currency (OCC) categorized UPB as well capitalized under the regulatory framework for prompt corrective action. Additionally, all of Union Planters' other banking subsidiaries were categorized as well capitalized and Union Planters' capital levels and ratios would be considered well capitalized. To be categorized as well capitalized, an institution must maintain Tier 1 leverage, Tier 1 risk-based, and Total risk-based capital ratios as set forth in the table below. There are no conditions or events since the latest notification that management believes have changed any of the institutions' categories. The capital and ratios of Union Planters and UPB are presented in the table below.

NOTE 12.  REGULATORY CAPITAL AND
          RESTRICTIONS ON DIVIDENDS AND
          LOANS FROM SUBSIDIARIES (CONTINUED)

                                                                           MINIMUM          TO BE WELL
                                                        ACTUAL        CAPITAL ADEQUACY    CAPITALIZED(1)
                                                    ---------------   -----------------   ---------------
                                                    AMOUNT    RATIO   AMOUNT     RATIO    AMOUNT    RATIO
                                                    ------    -----   -------    ------   ------    -----
                                                                    (DOLLARS IN MILLIONS)
AS OF DECEMBER 31, 2000:
  LEVERAGE (TIER 1 CAPITAL TO AVERAGE ASSETS)
    Union Planters................................  $2,176     6.53%  $1,333      4.00%      N/A      N/A
    UPB...........................................   2,036     6.19    1,316      4.00    $1,645     5.00%
  TIER 1 CAPITAL (TO RISK-WEIGHTED ASSETS)
    Union Planters................................  $2,176     8.63%  $1,008      4.00%      N/A      N/A
    UPB...........................................   2,036     8.16      998      4.00    $1,497     6.00%
  TOTAL CAPITAL (TO RISK-WEIGHTED ASSETS)
    Union Planters................................  $2,892    11.47%  $2,017      8.00%      N/A      N/A
    UPB...........................................   2,639    10.58    1,996      8.00    $2,495    10.00%
AS OF DECEMBER 31, 1999:
  LEVERAGE (TIER 1 CAPITAL TO AVERAGE ASSETS)
    Union Planters................................  $2,140     6.65%  $1,287      4.00%      N/A      N/A
    UPB...........................................   1,878     5.95    1,263      4.00    $1,579     5.00%
  TIER 1 CAPITAL (TO RISK-WEIGHTED ASSETS)
    Union Planters................................  $2,140     9.50%  $  900      4.00%      N/A      N/A
    UPB...........................................   1,878     8.49      885      4.00    $1,328     6.00%
  TOTAL CAPITAL (TO RISK-WEIGHTED ASSETS)
    Union Planters................................  $2,857    12.69%  $1,801      8.00%      N/A      N/A
    UPB...........................................   2,456    11.10    1,770      8.00    $2,213    10.00%

---------------

(1) Not applicable (N/A) for bank holding companies such as Union Planters.

     RESTRICTIONS ON DIVIDENDS AND LOANS FROM SUBSIDIARIES. The amount of dividends which Union Planters' subsidiaries may pay is limited by applicable laws and regulations. For the subsidiary national banks, prior regulatory approval is required if dividends to be declared in any year would exceed net earnings of the current year (as defined under the National Bank Act) plus retained net profits for the preceding two years. The payment of dividends by state-chartered bank subsidiaries is regulated by applicable state laws and the regulations of the Federal Deposit Insurance Corporation (FDIC). The payment of dividends by savings and loan subsidiaries is subject to the regulations of the Office of Thrift Supervision (OTS). At January 1, 2001, its banking subsidiaries could have paid dividends to Union Planters aggregating approximately $103 million without prior regulatory approval. Future dividends will be dependent on the level of earnings and capital and liquidity considerations of the subsidiary financial institutions.

     Union Planters' banking subsidiaries are limited by federal law in the amount of credit which they may extend to their nonbank affiliates, including Union Planters. Loans and other extensions of credit (loans) to a single nonbank affiliate may not exceed 10% nor shall loans to all nonbank affiliates exceed 20% of an individual bank's capital plus its allowance for losses on loans. Such loans must be collateralized by assets having market values of 100% to 130% of the loan amount depending on the nature of the collateral. The law imposes no restrictions upon extensions of credit between FDIC-insured banks which are 80%- owned subsidiaries of Union Planters. At December 31, 2000, Union Planters had no such loans outstanding.

NOTE 13.  OTHER NONINTEREST INCOME AND EXPENSE

     The major components of other noninterest income and expense are summarized as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
OTHER NONINTEREST INCOME
  ATM transaction fee.......................................  $ 28,616   $ 25,002   $ 19,312
  Brokerage fee income......................................    17,920     17,606     19,009
  Insurance commissions.....................................    17,808     17,812     14,078
  Strategic Outsourcing, Inc. net revenues..................    13,755         --         --
  Annuity sales income......................................    12,016     17,544      7,818
  Reversion of excess assets of a pension plan of an
     acquired entity........................................     4,762         --         --
  Gain on sale of asset-based loans.........................     3,744         --         --
  Gain on sale of branches/deposits and other selected
     assets.................................................     2,830      3,914      4,123
  Gain on sale of FHA/VA loans..............................     2,764      5,317     19,605
  Gain on sale of ARM loans.................................        --      5,041         --
  Gain on sale of credit card portfolio.....................        --      3,335     72,680
  Earnings (loss) of equity method investments..............      (411)    (2,599)     3,819
  Other income..............................................    68,611     66,148     72,269
                                                              --------   --------   --------
          Total other noninterest income....................  $172,415   $159,120   $232,713
                                                              ========   ========   ========
OTHER NONINTEREST EXPENSE
  Communications............................................  $ 37,092   $ 34,295   $ 25,980
  Other contracted services.................................    31,989     32,885     30,811
  Advertising and promotion.................................    29,641     29,807     25,037
  Postage and carrier.......................................    29,232     31,910     29,271
  Stationery and supplies...................................    26,168     31,523     27,773
  Merchant interchange fees.................................    25,952     18,055     12,987
  Amortization of mortgage servicing rights.................    19,903     19,794     21,963
  Miscellaneous charge-offs.................................    15,332     14,727     11,698
  Other personnel services..................................    13,938     19,057     15,628
  Legal fees................................................    12,279     13,335     12,528
  Travel....................................................    10,934     11,699     10,002
  Federal Reserve fees......................................     7,359      5,666      4,269
  Other real estate expense.................................     6,325      5,383      9,737
  Accounting and audit fees.................................     6,042      4,498      5,501
  Taxes other than income...................................     5,989      6,941     11,781
  Consultant fees...........................................     5,940      8,487     11,108
  Brokerage and clearing fees on trading activities.........     5,800      4,848      5,153
  FDIC insurance............................................     4,798      6,104      3,014
  Dues, subscriptions, and contributions....................     4,446      4,536     15,589
  Insurance.................................................     3,468      2,850      4,480
  Provision for losses on FHA/VA foreclosure claims.........        75      1,177      4,700
  Write-off of mortgage servicing rights, goodwill, and
     other intangibles......................................        --         --      1,800
  Merger-related, charter consolidation, and ongoing
     integration expenses(1)................................        --     (7,153)   183,082
  Other expense.............................................    49,876     47,431     58,332
                                                              --------   --------   --------
          Total other noninterest expense...................  $352,578   $347,855   $542,224
                                                              ========   ========   ========

---------------

(1) Includes amounts for employment contract payments, severance, postretirement benefit expenses, and pension expense of acquired entities; write-downs of office buildings and equipment including assets to be sold, lease buyouts, assets determined to be obsolete or no longer of use and equipment not compatible with Union Planters' equipment; write-off of data processing equipment; professional fees including legal, accounting, consulting, and financial advisory services; and other expenses including write-off of assets, charge-offs of prepaid expenses, and miscellaneous merger-related and charter consolidation expenses. The $7.2 million credit to expense in 1999 related to the reversal of severance reserves established in prior periods. The primary reasons for reversal were (i) higher than projected employee attrition and (ii) employees whose jobs were being eliminated were transferred to fill new positions created by a larger organization.

NOTE 14.  EMPLOYEE BENEFIT PLANS

     401(K) RETIREMENT SAVINGS PLAN. Union Planters' 401(k) Retirement Savings Plan (401(k) Plan) is available to employees having one or more years of service and who work in excess of 1,000 hours per year. Employees may voluntarily contribute 1 to 16 percent of their gross compensation on a pretax basis up to a maximum of $10,500 in 2000, and Union Planters makes a matching contribution of 50 to 100 percent of the amounts contributed by the employee (up to 6% of compensation) depending upon his or her eligible years of service. Union Planters' contributions to the 401(k) Plan for 2000, 1999, and 1998 were $9.8 million, $8.1 million, and $5.4 million, respectively.

     EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST. The Employee Stock Ownership Plan and Trust (ESOP) is noncontributory and covers employees having one or more years of service and who work in excess of 1,000 hours per year. The amounts of contributions to the ESOP are determined annually at the discretion of the Board of Directors and were $7.5 million, $6.0 million, and $4.5 million for 2000, 1999, and 1998, respectively. At December 31, 2000, the ESOP held 1,567,151 shares of Union Planters' common stock which were allocated to participants. Debt payable to UPC related to a leveraged ESOP of an acquired institution which was merged with Union Planters' ESOP effective January 1, 1998, was paid in 2000 and the 274,500 previously unallocated shares were allocated to participants. Included in unearned compensation in shareholders' equity at December 31, 1999 and 1998, respectively, is $1.8 million and $2.3 million, which represents the ESOP's debt to Union Planters. The $6.3 million market value of shares allocated to participants during 2000 is included in the $7.5 million ESOP contribution expense.

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

     The 1998 Stock Incentive Plan for Officers and Employees was adopted in October 1998. The Board of Directors authorized 3.5 million shares in 1998 and
1.5 million shares in 1999 of Union Planters' common stock to be issued through the exercise of nonstatutory stock options to all officers (except executive officers) and employees of Union Planters and its subsidiaries who were employed on the date of grant. The option price is the fair value of Union Planters' shares at the date of grant. Options granted become exercisable three years after the date of grant and expire ten years after the date of grant.

     Additional options under a former plan and options assumed in connection with various acquisitions remain outstanding; however, no further options will be granted under such plans. Additional information with respect to the number of shares of Union Planters' common stock which are subject to stock options is as follows:

                                                         YEAR ENDED DECEMBER 31,
                                  ---------------------------------------------------------------------
                                          2000                    1999                    1998
                                  ---------------------   ---------------------   ---------------------
                                  WEIGHTED                WEIGHTED                WEIGHTED
                                  AVERAGE                 AVERAGE                 AVERAGE
                                   PRICE       NUMBER      PRICE       NUMBER      PRICE       NUMBER
                                  --------   ----------   --------   ----------   --------   ----------
Options
  Outstanding, beginning of
     year.......................   $42.48    10,450,223    $41.88     9,186,313    $30.32     6,139,321
  Granted.......................    31.82     1,850,357     40.77     3,057,499     49.36     5,792,154
  Exercised.....................    12.05      (266,758)    28.27      (993,516)    31.11    (2,623,439)
  Canceled or surrendered.......    48.55    (4,098,291)    46.68      (800,073)    46.12      (121,723)
                                             ----------              ----------              ----------
  Outstanding at year end.......    37.88     7,935,531     42.48    10,450,223     41.88     9,186,313
                                             ==========              ==========              ==========
Options exercisable at year
  end...........................   $32.77     3,099,412    $40.41     4,617,826    $34.37     3,685,460
                                             ==========              ==========              ==========

                          NUMBER OF    WEIGHTED AVERAGE                      OUTSTANDING
       RANGE OF            SHARES         REMAINING       WEIGHTED AVERAGE     SHARES      WEIGHTED AVERAGE
    EXERCISE PRICES      OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
    ---------------      -----------   ----------------   ----------------   -----------   ----------------
$ 0.53 - $30.88........   1,417,314          4.67              $19.97         1,279,727         $19.60
$31.00 - $34.38........   1,625,962          9.90              $34.17           302,143         $34.30
$34.75 - $41.06........   2,098,882          7.57              $39.09           921,534         $37.50
$41.50 - $46.50........     169,602          6.19              $45.30           163,481         $45.31
$46.94 - $66.63........   2,623,771          7.66              $48.41           432,527         $55.86
                          ---------                                           ---------
                          7,935,531          7.53              $37.88         3,099,412         $32.77
                          =========                                           =========

     Restricted stock grants aggregating 503,560 shares ($14.7 million fair value) were awarded in 2000. In 2000, substantially all of the stock options issued under the 1992 Stock Incentive Plan were "out of the money" in that the exercise price exceeded the market value of the option shares. Optionees were given the opportunity to surrender their out-of-the-money stock options in exchange for restricted stock having a fair market value equal to the present value of the surrendered options as calculated using the Black-Scholes pricing model; 453,560 shares of restricted stock were issued under this exchange program. Restrictions on the grants generally lapse in annual increments over twelve years. The market value of the restricted stock grants is charged to expense as the restrictions lapse. During 1998, Union Planters approved the vesting (lapse of restrictions) of the annual increments which would otherwise not have vested until after the 62nd birthday for applicable executive officers. Total amounts expensed for 2000, 1999, and 1998 were $6.5 million, $2.0 million, and $11.2 million, respectively; and the ending balances at December 31, 2000 and 1999 were $16.9 million and $10 million, respectively, which are included in unearned compensation in shareholders' equity.

     Had compensation cost for Union Planters' stock option plans been consistently determined based upon the fair value at the grant date for awards under the methodology prescribed under SFAS No. 123, Union Planters' net income and earnings per share would have been reduced as shown in the table below. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions in 2000, 1999, and 1998, respectively; expected dividend yield 5.91%, 4.92%, and 4.12%; expected volatility of 30.85%, 25.91%, and 24.73%; risk-free interest rate of 5.29%, 6.40%, and 4.70%; and an expected life of 4.4, 4.7, and 4.8 years. Forfeitures are recognized as they occur. This schedule excludes the earnings impact of options acquired and accelerated through acquisitions.

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2000      1999      1998
                                                              ------    ------    ------
                                                                (DOLLARS IN MILLIONS,
                                                                EXCEPT PER SHARE DATA)
Net earnings -- as reported.................................  $409.3    $410.0    $225.6
Net earnings -- pro forma...................................   400.9     396.9     214.7
Earnings per share -- as reported
  Basic.....................................................    3.02      2.88      1.61
  Diluted...................................................    3.00      2.85      1.58
Earnings per share -- pro forma
  Basic.....................................................    2.95      2.79      1.53
  Diluted...................................................    2.93      2.76      1.50

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

     The following table reflects Union Planters' net periodic postretirement benefit costs for 2000, 1999, and 1998 which were determined assuming a discount rate of 7.5% for 2000, 7.5% for 1999 and 6.5% for 1998 and an expected return on Plan assets of 5%.

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2000      1999      1998
                                                              ------    ------    ------
                                                                (DOLLARS IN THOUSANDS)
Service cost................................................  $ 369     $ 425     $ 299
Interest cost of accumulated postretirement benefit
  obligation................................................    924       884       860
Expected return on plan assets..............................   (444)     (503)     (511)
Recognized net actuarial gain...............................   (287)     (229)     (292)
                                                              -----     -----     -----
          Total.............................................  $ 562     $ 577     $ 356
                                                              =====     =====     =====

     The following table reflects the change in the benefit obligation and change in the fair value of plan assets:

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                               2000            1999
                                                              -------         -------
                                                              (DOLLARS IN THOUSANDS)
Change in benefit obligation:
  Balance at beginning of year..............................  $12,131         $14,009
  Service cost..............................................      317             425
  Interest cost.............................................      924             884
  Plan amendments...........................................      736              --
  Acquisitions..............................................       --             455
  Actuarial (gains) losses..................................    4,859            (945)
  Plan participants' contributions..........................      830             637
  Benefits paid.............................................   (2,854)         (3,334)
                                                              -------         -------
  Balance at year end.......................................  $16,943         $12,131
                                                              =======         =======
Change in fair value of plan assets:
  Balance at beginning of year..............................  $ 9,435         $10,615
  Actual return on plan assets..............................      957              54
  Employer contributions....................................    1,267           1,463
  Plan participants' contributions..........................      830             637
  Benefits paid.............................................   (2,854)         (3,334)
                                                              -------         -------
  Balance at year end.......................................  $ 9,635         $ 9,435
                                                              =======         =======
Funded status...............................................  $(7,308)        $(2,696)
Unrecognized net actuarial gain.............................     (607)         (5,662)
Unrecognized prior service cost.............................      684              --
                                                              -------         -------
Accrued benefit cost at year end............................  $(7,231)        $(8,358)
                                                              =======         =======

     The assumed discount rate used to measure the accumulated postretirement benefit obligation (APBO) was 7.5% for 2000 and 7.5% for 1999. The weighted average healthcare cost trend rate in 2000 was 6%, increasing to 9% for 2001 and then gradually declining to an ultimate projected rate in 2005 of 5%. A one percent increase or decrease in the assumed healthcare cost trend rate would have changed the total of the 2000 service and interest cost components by $151,000 and ($124,000), respectively, and would have changed the APBO as of December 31, 2000 by $2.2 million and ($1.8 million), respectively.

NOTE 15.  INCOME TAXES

     The components of income tax expense are as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
CURRENT TAX EXPENSE
  Federal...................................................  $135,976   $176,970   $169,577
  State.....................................................    11,534      3,693     21,803
                                                              --------   --------   --------
          Total current tax expense.........................   147,510    180,663    191,380
                                                              --------   --------   --------
DEFERRED TAX EXPENSE (BENEFIT)
  Federal...................................................    56,312     17,356    (33,606)
  State.....................................................    (2,516)    10,815    (11,458)
                                                              --------   --------   --------
          Total deferred tax expense (benefit)..............    53,796     28,171    (45,064)
                                                              --------   --------   --------
          Total income tax..................................  $201,306   $208,834   $146,316
                                                              ========   ========   ========

     Deferred tax assets and liabilities are comprised of the following:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2000         1999
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
DEFERRED TAX ASSETS
  Allowance for losses on loans and other real estate.......  $125,802     $122,181
  Employee benefit plans....................................     9,914       19,925
  Goodwill and intangibles..................................     2,715       10,587
  Deferred compensation plans...............................    14,383       13,953
  Premises and equipment....................................     2,833        4,931
  Allowance for losses on FHA/VA foreclosure claims.........     3,872       10,237
  Unrealized loss on available for sale securities..........     1,946       78,424
  Other.....................................................    18,662       24,204
                                                              --------     --------
          Total deferred tax assets.........................   180,127      284,442
                                                              --------     --------
DEFERRED TAX LIABILITIES
  Basis difference on FHLB stock............................    21,430       16,804
  Mortgage servicing rights.................................    21,934        4,268
  Other.....................................................    12,301        8,634
                                                              --------     --------
          Total deferred tax liabilities....................    55,665       29,706
                                                              --------     --------
          Deferred tax asset, net...........................  $124,462     $254,736
                                                              ========     ========

     The change in the net deferred tax asset during the year is a result of the addition of net deferred tax assets of acquired companies, the net change in unrealized gain (loss) on available for sale securities, and the current period deferred tax expense.

     A reconciliation of income tax expense computed at the applicable statutory income tax rate of 35% to actual income tax expense is computed below:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
Computed "expected" tax.....................................  $213,716   $216,591   $130,173
State income taxes, net of federal tax benefit..............     5,862      9,431      6,724
Tax-exempt interest, net....................................   (23,914)   (24,680)   (22,795)
Nondeductible merger charges................................        --        292     28,526
Other, net..................................................     5,642      7,200      3,688
                                                              --------   --------   --------
          Income tax........................................  $201,306   $208,834   $146,316
                                                              ========   ========   ========

     Income tax expense (benefit) applicable to securities transactions was $148,000 for 2000, $828,000 for 1999, and ($5,684,000) for 1998.

NOTE 16.  EARNINGS PER SHARE

     The following table sets forth the computation of basic net earnings per share and diluted net earnings per share.

                                                              YEARS ENDED DECEMBER 31,
                                                   -----------------------------------------------
                                                       2000             1999             1998
                                                   -------------    -------------    -------------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BASIC:
  Net earnings...................................  $    409,310     $    409,998     $    225,606
  Less preferred dividends.......................        (1,607)          (1,758)          (2,074)
                                                   ------------     ------------     ------------
  Net earnings applicable to common shares.......  $    407,703     $    408,240     $    223,532
                                                   ============     ============     ============
  Average common shares outstanding..............   135,170,801      141,854,254      139,034,412
                                                   ============     ============     ============
  Net earnings per common share -- basic.........  $       3.02     $       2.88     $       1.61
                                                   ============     ============     ============
DILUTED:
  Net earnings...................................  $    409,310     $    409,998     $    225,606
  Elimination of interest on convertible debt....            --               36              220
                                                   ------------     ------------     ------------
  Net earnings applicable to common shares.......  $    409,310     $    410,034     $    225,826
                                                   ============     ============     ============
  Average common shares outstanding..............   135,170,801      141,854,254      139,034,412
  Stock option adjustment........................       472,787          883,575        1,696,869
  Preferred stock adjustment.....................     1,012,041        1,115,884        1,591,565
  Effect of other dilutive securities............            --          128,798          369,996
                                                   ------------     ------------     ------------
  Average common shares outstanding..............   136,655,629      143,982,511      142,692,842
                                                   ============     ============     ============
  Net earnings per common share -- diluted.......  $       3.00     $       2.85     $       1.58
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

                                                                 CONTRACT AMOUNT
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2000          1999
                                                              --------      --------
                                                              (DOLLARS IN MILLIONS)
FINANCIAL INSTRUMENTS WHOSE CONTRACT AMOUNTS REPRESENT
  CREDIT RISK
  Commitments to extend credit..............................   $5,070        $4,355
  Standby, commercial, and similar letters of credit........      471           408

     Commitments to extend credit are legally binding agreements to extend credit to customers for specific purposes, at stipulated rates, with fixed expiration and review dates if the conditions in the agreement are met, and may require payment of a fee. Since many of the commitments normally expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral held, if any, varies but may include accounts receivable; inventory; property, plant and equipment; income producing properties; or securities. Loan commitments with an original maturity of one year or less or which are unconditionally cancelable totaled $3.2 billion and loan commitments with a maturity over one year which are not unconditionally cancelable totaled $1.9 billion.

     Letters of credit are conditional commitments issued by Union Planters to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Union Planters in some cases holds various types of collateral to support those commitments for which collateral is deemed necessary. The outstanding letters of credit expire between 2001 and 2011.

NOTE 17.  FINANCIAL INSTRUMENTS WITH
          OFF-BALANCE-SHEET
          RISK (CONTINUED)

     Other outstanding off-balance-sheet instruments are forward contracts, interest-rate swap agreements, and commitments to purchase or sell when-issued securities. The following table presents the notional amounts of these types of instruments.

                                                                 NOTIONAL AMOUNT
                                                                  DECEMBER 31,
                                                              ---------------------
                                                               2000           1999
                                                              ------         ------
                                                              (DOLLARS IN MILLIONS)
FINANCIAL INSTRUMENTS WHOSE NOTIONAL CONTRACT AMOUNTS EXCEED
  THE AMOUNTS OF ACTUAL CREDIT RISK
  Forward contracts.........................................   $717           $659
  When-issued securities
     Commitments to sell....................................      5             47
     Commitments to purchase................................     20             95

     Forward contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of the counterparties to meet the terms of their contracts and from market movements in securities values and interest rates. Union Planters, as seller, utilizes short-term forward commitments to deliver mortgages to protect Union Planters against the risk of rate changes which could impact the value of mortgage originations to be securitized or otherwise sold to investors. Such commitments to deliver mortgages generally have maturities of 90 days or less.

     Union Planters has a policy for its use of derivative products, including interest-rate swaps, which has been approved and is monitored by the Funds Management Committee and the Board of Directors. Union Planters is not currently trading derivative products. The policy requires that individual positions for derivative products shall not exceed $100-million notional amount and that open positions in the aggregate shall not exceed 10% of consolidated total assets. Any exceptions to the policy must be approved by the Board of Directors. The policy requires open positions to be reviewed monthly by the Asset/Liability Management Committee to ensure compliance with established policies. At December 31, 2000 and 1999, Union Planters had no interest-rate swap/cap agreements outstanding.

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

     MORTGAGE LOAN SERVICING. Union Planters was acting as servicing agent for residential mortgage loans totaling approximately $13.7 billion at December 31, 2000 compared to $12.2 billion at December 31, 1999 and $12.0 billion at December 31, 1998. The loans serviced for others are not included in Union Planters' consolidated balance sheet. The following table presents a reconciliation of the changes in mortgage servicing rights for each of the three years ended December 31, 2000.

                           YEARS ENDED DECEMBER 31,
                       --------------------------------
                         2000        1999        1998
                       --------    --------    --------
                            (DOLLARS IN THOUSANDS)
Beginning balance....  $122,110    $101,466    $ 62,726
Additions............    39,314      40,438      62,503
Sales................   (17,581)         --          --
Write-off of
  servicing rights...        --          --      (1,800)
Amortization of
  servicing rights...   (19,903)    (19,794)    (21,963)
                       --------    --------    --------
Ending balance.......  $123,940    $122,110    $101,466
                       ========    ========    ========

     In its capacity as servicer of certain of these loans, Union Planters is responsible for foreclosure and the related costs of foreclosure. These costs are estimated each period based on historical loss experience and are shown as provisions for losses on FHA/VA foreclosure claims in noninterest expense. At December 31, 2000 and 1999, Union Planters had reserves for these losses of $11.2 million and $28.0 million, respectively.

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

     Banking includes the traditional deposit taking and lending functions of a bank, including consumer, commercial and corporate lending, retail banking, and consumer services normally furnished by a bank. The Banking unit is managed along local and regional geographic lines. Nontraditional services such as mortgage, SBA trading, trust, financial services (annuities, insurance products, and brokerage services), factoring operations, issuance of bank cards, and FHA/VA operations are managed separately but do not meet the test for a business segment.

     The accounting policies of the Banking unit are the same as those of Union Planters described in Note 1. Cost of funds are allocated between funds providers and funds users. Transactions between business units are primarily conducted at book value. Banking and other operating units are evaluated based on results before merger-related and other nonoperating items.

     The following table presents selected segment information for Banking, the Other Operating Units, and the Parent Company. The Parent Company is primarily the funding source for acquisition activities.

                                                          YEAR ENDED DECEMBER 31, 2000
                                            ---------------------------------------------------------
                                                               OTHER          PARENT     CONSOLIDATED
                                              BANKING     OPERATING UNITS   COMPANY(1)      TOTAL
                                            -----------   ---------------   ----------   ------------
                                                             (DOLLARS IN THOUSANDS)
Net interest income.......................  $ 1,185,913     $   56,661       $(11,458)   $ 1,231,116
Provision for losses on loans.............      (61,146)       (15,916)            --        (77,062)
Noninterest income........................      329,355        218,221            175        547,751
Noninterest expense.......................     (891,096)      (192,148)        (7,694)    (1,090,938)
Nonoperating items, net...................       (3,870)         3,744           (125)          (251)
                                            -----------     ----------       --------    -----------
Earnings before income taxes..............  $   559,156     $   70,562       $(19,102)   $   610,616
                                            ===========     ==========       ========    ===========
Average assets............................  $31,245,605     $2,494,541       $142,259    $33,882,405
                                            ===========     ==========       ========    ===========

                                                          YEAR ENDED DECEMBER 31, 1999
                                            ---------------------------------------------------------
                                                               OTHER          PARENT     CONSOLIDATED
                                              BANKING     OPERATING UNITS   COMPANY(1)      TOTAL
                                            -----------   ---------------   ----------   ------------
                                                             (DOLLARS IN THOUSANDS)
Net interest income.......................  $ 1,204,479     $   61,031       $ (8,979)   $ 1,256,531
Provision for losses on loans.............      (56,311)       (17,734)            --        (74,045)
Noninterest income........................      295,501        200,899         (1,928)       494,472
Noninterest expense.......................     (897,892)      (177,530)        (7,012)    (1,082,434)
Merger-related and other nonoperating
  items, net..............................       12,137         10,746          1,425         24,308
                                            -----------     ----------       --------    -----------
Earnings before income taxes..............  $   557,914     $   77,412       $(16,494)   $   618,832
                                            ===========     ==========       ========    ===========
Average assets............................  $30,025,209     $2,667,352       $209,809    $32,902,370
                                            ===========     ==========       ========    ===========

                                                          YEAR ENDED DECEMBER 31, 1998
                                            ---------------------------------------------------------
                                                               OTHER          PARENT     CONSOLIDATED
                                              BANKING     OPERATING UNITS   COMPANY(1)      TOTAL
                                            -----------   ---------------   ----------   ------------
                                                             (DOLLARS IN THOUSANDS)
Net interest income.......................  $ 1,106,927     $   99,910       $    396    $ 1,207,233
Provision for losses on loans.............     (142,406)       (61,650)            --       (204,056)
Noninterest income........................      289,763        182,147          7,409        479,319
Noninterest expense.......................     (818,726)      (164,580)        (8,313)      (991,619)
Merger-related and other nonoperating
  items, net..............................     (167,281)        64,893        (16,567)      (118,955)
                                            -----------     ----------       --------    -----------
Earnings before income taxes..............  $   268,277     $  120,720       $(17,075)   $   371,922
                                            ===========     ==========       ========    ===========
Average assets............................  $27,253,006     $2,939,797       $551,523    $30,744,326
                                            ===========     ==========       ========    ===========

---------------

(1) Parent Company noninterest income and earnings before taxes are net of the intercompany dividend eliminations of $306 million in 2000, $494 million in 1999, and $237 million in 1998.

NOTE 19.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values and fair values of Union Planters' financial instruments are summarized as follows:

                                                  DECEMBER 31, 2000           DECEMBER 31, 1999
                                              -------------------------   -------------------------
                                               CARRYING        FAIR        CARRYING        FAIR
                                                 VALUE         VALUE         VALUE         VALUE
                                              -----------   -----------   -----------   -----------
                                                             (DOLLARS IN THOUSANDS)
FINANCIAL ASSETS
  Cash and short-term investments...........  $ 1,098,227   $ 1,098,227   $ 1,252,081   $ 1,252,081
  Trading account assets....................      233,878       233,878       315,734       315,734
  Loans held for resale.....................      457,107       457,107       430,690       430,690
  Investment securities -- available for
     sale...................................    6,843,670     6,843,670     7,472,455     7,472,455
  Net loans.................................   23,622,042    23,720,190    21,104,100    20,951,848
  Mortgage servicing rights.................      123,940       149,846       122,110       184,109
FINANCIAL LIABILITIES
  Noninterest-bearing.......................  $ 4,064,298   $ 4,064,298   $ 4,035,189   $ 4,035,189
  Interest-bearing..........................   19,049,085    19,084,974    19,336,927    19,361,515
  Short-term borrowings.....................    6,086,896     6,088,508     5,422,504     5,421,748
  Short- and medium-term senior notes.......       60,000        60,066        60,000        59,501
  Federal Home Loan Bank advances...........    1,101,619     1,102,701       203,032       203,089
  Other long-term debt, excluding capital
     lease obligations......................      776,366       745,541       853,947       877,638
OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
  Forward contracts.........................  $        --   $    (4,946)  $        --   $     9,325

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

NOTE 19.  FAIR VALUE OF FINANCIAL INSTRUMENTS
          (CONTINUED)

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

NOTE 21.  SUBSEQUENT EVENTS (UNAUDITED)

     ACQUISITION. On February 12, 2001, Union Planters acquired Jefferson Savings Bancorp, Inc. (Jefferson Savings) of Ballwin, Missouri, the parent of Jefferson Heritage Bank, a federal savings bank. At December 31, 2000, Jefferson Savings had total assets of approximately $1.7 billion, total loans of $1.4 billion, and total deposits of $877 million. Union Planters exchanged approximately 4.4 million shares of its common stock for all of the outstanding shares of Jefferson Savings. The acquisition is being accounted for as a purchase. Union Planters has announced its intent to repurchase Union Planters' common shares equal to the shares issued in the transaction.

     SUBORDINATED NOTE OFFERING. On February 22, 2001, Union Planters completed a $500 million subordinated note offering. The notes bear interest at the rate of 7.75% and mature March 1, 2011. The notes are unsecured obligations of Union Planters and qualify as Tier 2 capital for regulatory capital purposes. The proceeds are to be used for general corporate purposes.

                           UNION PLANTERS CORPORATION

                         EXECUTIVE MANAGEMENT COMMITTEE

JACKSON W. MOORE
Chairman and Chief Executive Officer

LLOYD B. DEVAUX
Senior Executive Vice President and
Chief Information Officer

BOBBY L. DOXEY
Senior Executive Vice President and
Chief Financial Officer

ROBERT S. DUNCAN
Senior Executive Vice President
Administration

ADOLFO HENRIQUES
Chief Executive Officer
Union Planters Bank, Florida

ALAN W. KENNEBECK
Senior Executive Vice President
Retail Services

LOU ANN POYNTER
Executive Vice President and
Regional Bank Group Manager,
Southeast Region

MICHAEL B. RUSSELL
Senior Executive Vice President
Lending and Credit Administration

STEVEN J. SCHENCK
Chief Executive Officer
Union Planters Bank, Indiana

JOHN V. WHITE, JR.
Chief Executive Officer
Union Planters Bank, Memphis

                               BOARD OF DIRECTORS

ALBERT M. AUSTIN
Chairman
Cannon, Austin & Cannon, Inc.

GEORGE W. BRYAN
Chief Executive Officer
Sable Enterprises

JAMES E. HARWOOD
President
Sterling Equities

PARNELL S. LEWIS, JR.
Member
River Investments, LLC

JACKSON W. MOORE
Chairman and Chief Executive Officer
Union Planters Corporation and
Union Planters Bank

JORGE M. PEREZ*
President
The Related Group of Florida

LOU ANN POYNTER*
Executive Vice President and
Regional Bank Group Manager,
Southeast Region
Union Planters Bank

DR. V. LANE RAWLINS
President
Washington State University

JOHN R. ROBERTS*
Managing Partner (retired)
Mid-South Region
Arthur Andersen LLP

DONALD F. SCHUPPE
Owner
DFS Service Company

DAVID M. THOMAS
President (Retired)
Magnolia Federal Bank for Savings

RICHARD A. TRIPPEER, JR.
President (retired)
R. A. Trippeer, Inc.

SPENCE L. WILSON
President
Kemmons Wilson, Inc.

* Elected to the Board in December 2000 with terms to commence January 2001

                           (Union Planters Corp Logo)

                             CORPORATE INFORMATION

ANNUAL MEETING
Thursday, April 19, 2001 at 1 p.m. CDT
Main Floor
Union Planters Bank
6200 Poplar Avenue
Memphis, Tennessee 38119

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

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP

FINANCIAL INFORMATION
Bobby L. Doxey
Senior Executive Vice President and
Chief Financial Officer
(901) 580-4565
Union Planters website at
http://www.unionplanters.com
and click on Investor Information

FORM 10-K
Copies of Union Planters'
Annual Report on Form 10-K
as filed with the Securities
and Exchange Commission are
available on request by
calling the Corporate Marketing
Division at (901) 580-6005.

DIVIDEND REINVESTMENT AND
STOCK PURCHASE PLAN
The Plan allows Union Planters
shareholders to reinvest their
dividends in Union Planters'
Common Stock. No brokerage
commissions or service charges
are paid by shareholders.
The Plan also permits those
participating in the Plan to
buy additional shares
with optional cash payments
and no brokerage commissions.
Full details are available
by calling (800) 900-4548 or
writing Union Planters
Corporate Trust at the address
shown.

Union Planters' banking
subsidiaries are members of the
FDIC and are Equal Housing
Lenders. UPC and its subsidiaries
are Equal Opportunity Employers.

                             (UPC Listed NYSE the NY Exchange Logo)

                                 UNION PLANTERS
                                  CORPORATION


                                  p.o. box 387

                               memphis, tennessee

                                     38147